Form 20-F
period 2001-12-31
EQUANT NV
filed 2002-07-01
CIK 1064531

As filed with the Securities and Exchange Commission on July 1, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2001
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from N/A to N/A

Commission file number: 1-14844

Equant N.V.
 (Exact name of Registrant as specified in its charter)
Equant N.V.
(Translation of Registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Gatwickstraat 21-23
1043 GL Amsterdam-Sloterdijk, The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value Euro 0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value Euro 0.01 per share	282,704,149

Convertible Preference Shares, nominal value Euro 0.01 per share	10,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [  ] Item 18 [x]

In this document, the “Company,” “Equant,” “we,” “us,” and “our” refer to Equant N.V. The “Network” refers to the network we operate and which is described in “Item 4. Information on the Company – Business Overview – the Network and Operations”.

FORWARD-LOOKING STATEMENTS

Some of the statements in this document are forward-looking. These forward-looking statements include statements in “Item 4. Information on the Company” relating to competition, trends and anticipated developments in the industry and the data network services market. These forward-looking statements also include statements in “Item 11. Quantitative and Qualitative Disclosure About Market Risk” and statements relating to our performance in “Item 5. Operating and Financial Review and Prospects”. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by or on behalf of us. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may,” “will,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include (i) our failure to obtain additional funding in a timely manner; (ii) continued deterioration of the global economy or prolonged delay in the anticipated global economic turnaround; (iii) our failure to successfully integrate Global One’s business with ours; (iv) adverse effects from our relationship with France Telecom, SITA or other indirect sales channels; (v) the adverse effects of the vulnerability of the Network to intentional or unintentional disruption; (vi) the effect of, and changes in, regulation and government policy; (vii) the effects of competition; (viii) the timely development and acceptance of our new products and services; (ix) the effect of technological changes in communication and information technology; and (x) our success at managing the risks of the foregoing.

All forward-looking statements in this document are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this document or otherwise. In addition, please note that the matters set forth under the caption “Risk Factors” constitute cautionary statements identifying important factors with respect to these forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

We publish our consolidated financial statements in U.S. dollars. As used in this document, “U.S. dollar,” “dollar” or “$” means the currency of the United States of America, and “Euro” or “€” means the Euro, the common currency of twelve member states of the European Union. Unless otherwise indicated, the financial information relating to Equant contained in this annual report has been prepared in accordance with accounting principles generally accepted in France (French GAAP), which differs in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). See Note 30 to our audited consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 (together with the notes thereto, the “Consolidated Financial Statements”) included elsewhere in this annual report on Form 20-F for a description of the significant differences between French GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. Certain financial information relating to Global One which is contained in this annual report has been prepared in accordance with U.S. GAAP.

Some financial data appearing in this document is prepared on a pro forma basis. The French GAAP financial data we identify as being on a pro forma basis assumes that our acquisition of Global One from France Telecom and our integration of the SITA Equant network Joint Venture had occurred on January 1, 2000. These transactions were some of a series of transactions consummated in June 2001, including the acquisition by France Telecom of a majority interest in us. The presentation of the pro forma financial information complies with French practice unless otherwise stated, but does not comply with Article 11 of Regulation S-X of the Exchange Act. The basis for the presentation of these financial statements is set out in Note 5 of the Consolidated Financial Statements. There can be no guarantee that Equant would have achieved results similar to those presented in the pro forma financial information had the business combination in fact taken place on January 1, 2000. The unaudited pro forma financial information is not intended to be a substitute for, and should be read in conjunction with, the Financial Statements included in Item 18, including the notes thereto.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

This item is not applicable.

Item 2.   Offer Statistics and Expected Timetable

This item is not applicable.

Item 3.   Key Information

SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Consolidated Financial Statements and the Global One combined financial statements, including the notes thereto, found elsewhere in this document.

The following tables present selected financial and other data as of and for each of the years in the three-year period ended December 31, 2001.

We report our results in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Note 30 to the Consolidated Financial Statements provides a description of the significant differences between French GAAP and U.S. GAAP as they relate to our business and a reconciliation to U.S. GAAP of our net income and shareholder’s equity prepared in accordance with French GAAP as of and for the year ended December 31, 2001. We are unable to present our financial results for 1997 and 1998 under French GAAP without unreasonable effort or expense.

The selected French GAAP consolidated financial data for each of the years ended December 31, 1999, 2000 and 2001 have been derived from the Consolidated Financial Statements and the notes thereto found elsewhere in this document. The financial statements for the years ended December 31, 1999 and 2000 were audited by PricewaterhouseCoopers, independent accountants, as indicated in their report found elsewhere in this document. The financial statements for the year ended December 31, 2001 were audited by PricewaterhouseCoopers and Ernst & Young LLP, independent accountants, as indicated in their joint report found elsewhere in this document. The selected U.S. GAAP combined consolidated financial data for the year ended December 31, 2001 has been derived from Note 30 to the Consolidated Financial Statements.

While under French GAAP our combination with Global One is treated as an acquisition of Global One by us, under U.S. GAAP the transaction is accounted for as a reverse acquisition of Equant by Global One. Under U.S. GAAP the historical financial data relate to Global One alone (rather than Equant) in the periods prior to the date of the business combination. The data for 1999 and 2000 include those business lines of Global One that were not contributed to Equant in the combination, principally Global One’s carrier and calling card businesses and therefore is not comparable to the 2001 data, which exclude these business lines beginning on June 30, 2001 as well as including the results of Equant from that date.

The selected U.S. GAAP combined financial data for the years ended December 31, 1999 and 2000 have been derived from the combined financial statements of Global One and the notes thereto found elsewhere in this document. The combined financial statements of Global One for the year ended December 31, 1999 were audited by Ernst & Young Audit, independent accountants, as indicated in their report found elsewhere in this document. The combined financial statements of Global One for the year ended December 31, 2000 were audited by RSM Salustro Reydel and Ernst & Young Audit, independent accountants, as indicated in their report found elsewhere in this document.

Selected Financial Data presented in accordance with French GAAP:

	At or for the year ended December 31,

	1999(1)	2000(1)	2001(2)

	(U.S. dollars in millions, except share and per share amounts or data)
Consolidated statement of operations data:
Sales of services and products	$1,031.3	$1,473.4	$2,390.7
Operating profit/(loss)	22.3	15.5	(267.0)
Net profit/(loss) from continuing operations	12.2	(47.6)	(387.2)
Discontinued operations	(0.2)	(0.3)	10.8
Net profit/(loss)	$12.0	$(47.9)	$(376.4)
Basic and diluted net income/(loss) per share (5)	—	—	—
Income/(loss) from continuing operations	0.06	(0.24)	(1.56)
Discontinued operations, net of tax	—	—	0.04
Net income/(loss) per share	$0.06	$(0.24)	$(1.52)

Weighted average number of shares, basic (5)	201,477,046	201,503,333	247,985,649
Weighted average number of shares, diluted (5)	203,467,643	201,503,333	247,985,649

Consolidated balance sheet data:
Cash and cash equivalents	$205.9	$53.5	$385.8
Accounts receivable and other current assets	354.7	547.2	1,561.9
Non-current assets	588.3	1,106.2	1,771.4
Total assets	1,148.9	1,706.9	3,719.1
Current liabilities	289.3	445.9	1,305.8
Long-term liabilities	45.6	519.0	135.4
Minority interests	0.6	0.4	0.4
Total shareholders’ equity	813.4	741.6	2,277.5
Total liabilities and shareholders’ equity	1,148.9	1,706.9	3,719.1

Other financial data:
Net cash provided by/(used in) operating activities	$96.4	$69.2	$(117.4)
Net cash used in investing activities	$(352.0)	$(620.4)	$(129.2)
Net cash provided by financing activities	$4.9	$400.9	$574.8
EBITDA (6)	$158.4	$177.1	$135.3

Selected Financial Data presented in accordance with U.S. GAAP:

	At or for the year ended December 31,

	1999(3)	2000(3)	2001(4)

	(U.S. dollars in millions, except share and per share amounts or data)
Consolidated combined statement of operations data:
Sales of services and products	$1,057.0	$1,131.7	$2,102.5
Operating loss	(832.6)	(793.7)	(8,653.2)
Net loss from continuing operations	(904.3)	(839.0)	(8,726.8)
Discontinued operations	—	—	14.5
Net loss	$(904.3)	(839.0)	(8,712.3)
Basic and diluted net income/(loss) per share (5) Income/(loss) from continuing operations	(11.22)	(10.41)	(46.27)
Discontinued operations, net of tax	—	—	0.08
Net income/(loss) per share	(11.22)	(10.41)	(46.19)

Weighted average number of shares, basic (5)	80,617,348	80,617,348	188,614,419
Weighted average number of shares, diluted (5)	80,617,348	80,617,348	188,614,419

Consolidated balance sheet data:
Cash and cash equivalents	$74.4	$40.6	$385.8
Accounts receivable and other current assets	476.7	916.6	1,560.3
Non-current assets	870.7	4,908.0	4,294.7
Total assets	$1,421.8	$5,865.2	$6,240.8
Current liabilities	$1,273.1	$1,392.3	$1,288.5
Long-term liabilities	17.6	21.5	234.4
Total shareholders’ equity	131.1	4,451.4	4,717.9
Total liabilities and shareholders’ equity	$1,421.8	$5,865.2	$6,240.8
Other financial data:
Net cash used in operating activities	$(556.1)	$(555.3)	$(937.7)
Net cash used in investing activities	$(369.6)	$(342.0)	$(33.9)
Net cash provided by financing activities	$914.4	$869.7	$1,313.1

	At or for the year ended December 31,

	1999	2000	2001

Selected operating data:
Total Network connections (7)	183,543	182,760	188,658

(1)	Includes the results of Equant only.

(2)	Includes the results of Equant for the twelve months ending December 31, 2001 and Global One for the period from June 30, 2001 to December 31, 2001.

(3)	Includes the results of Global One which included the excluded businesses.

(4)	Includes the results of Global One for the twelve months ending December 31, 2001, including the excluded businesses for the period from January 1, 2001 through June 29, 2001 and Equant for the period from June 30, 2001 through December 31, 2001.

(5)	Basic net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during each period. Under U.S. GAAP the weighted average number of shares outstanding in 1999 and 2000 is deemed to be the actual number of shares issued by Equant in exchange for the contribution of Global One on June 29, 2001.

(6)	“EBITDA” is defined as earnings before finance charges, income taxes, share plan costs, non-recurring charges, depreciation and amortization. EBITDA should be considered only in conjunction with all of the information in the Selected Financial Data as well as the Consolidated Financial Statements. You should not consider EBITDA to be an alternative to operating profit/loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity. Although many companies calculate measures of EBITDA and include these in their financial statements, EBITDA is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. EBITDA is used in the telecommunications industry as a measure of financial performance by excluding certain variables that affect net income (including asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of the operations of a telecommunications company. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.

(7)	Total Network connections for 1999 and 2000 include connections of both Equant and SITA and include non-customer connections of 22,607 for 1999 and 19,480 for 2000. Total Network connections for 2001 exclude non-customer connections.

RISK FACTORS

You should carefully consider the risk factors described below in addition to the other information presented in this document. This document also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face.

We Will Require Additional Funding From France Telecom Or External Sources

At December 31, 2001, we had $385.8 million of cash and cash equivalents, including amounts deposited with France Telecom of $237.5 million. Amounts on deposit with France Telecom are accessible to us on demand. In addition, under the terms of the contribution agreement relating to our transaction with France Telecom, Atlas Telecommunications S.A. (now called Atlas Services Belgium, S.A. “Atlas”) and SITA S.C. (“SITA”), France Telecom committed to reimburse us 50% of the costs of integrating Equant, Global One and the SITA Equant network Joint Venture, subject to the limits we describe in “Item 5. Operating and Financial Review and Prospects – Factor Affecting our Business – France Telecom Transactions, Restructuring and Integration.”

We have signed a $250 million revolving credit facility agreement and a $50 million treasury management agreement with France Telecom. The terms of these agreements are set forth in “Item 5 – Financial and Operating Review and Prospects – Liquidity and Capital Resources”.

We believe that our existing cash resources, the credit facility and treasury agreement from France Telecom will be sufficient to fund our operations beyond the end of 2002. However, should our expectations regarding our income and expenses prove incorrect we may require further cash at an earlier time, and we do not have financing options in place other than those described above. If we are unable to generate enough cash from our operations, or to raise cash from France Telecom or external sources, our financial condition would be materially adversely affected and we might need to reduce our operations.

The Interests Of France Telecom, Our Largest Shareholder, May Differ From The Interests Of Our Other Shareholders.

France Telecom, through its subsidiary, Atlas, holds approximately 54.2% of our voting share capital. Accordingly, France Telecom has the ability to control us , and to determine matters submitted for a vote of shareholders. France Telecom also reserves the right to control the appointment and removal of members of the Management Board and the majority of the members of the Supervisory Board. Through its control of the Supervisory Board, France Telecom can also require the Management Board to submit specific matters not specified by the Articles of Association to the Supervisory Board. France Telecom’s interest in exercising these powers may not be consistent with the interests of our minority shareholders.

We have adopted certain corporate governance procedures intended to protect the interests of minority shareholders, such as requiring the approval of our independent directors for us to enter into material transactions with France Telecom or its affiliates. France Telecom’s interests as a controlling shareholder may differ from your interests, and these corporate governance measures may not adequately protect your interests.

We Have A History Of Operating Losses

Global One and we have had a history of operating and net losses. In 2000, we had revenues of $1.5 billion, operating profit of $16 million and net losses of $48 million. In 2001, we had revenues of $2.4 billion, operating losses of $267 million and net losses of $376 million.

As reported under U.S. GAAP, in 2000 Global One had revenues of $1.1 billion, an operating loss of $794 million and a net loss of $839 million. As reported under U.S. GAAP, our 2001 revenues are $2.1 billion, we incurred operating and net losses of $8.7 billion.

We cannot guarantee that we will achieve or maintain profitability by any measure. We projected positive EBITDA, as defined in note (6) on page 6 of $200 million for 2002, provided that the global economic turnaround we expect actually takes place. If this economic turnaround does not occur, or if the other risks we describe in this document occur, including the failure to successfully integrate Global One, we may not achieve positive EBITDA or profitability or, if we do achieve profitability, we may be unable to sustain or increase it on a quarterly or annual basis in the future.

Failure To Successfully Integrate Global One’s Operations With Our Operations Could Materially And Adversely Affect Our Financial Position And Results Of Operations.

Upon completion of the France Telecom transaction, we began to integrate the former Global One’s operations into ours with the twin goals of reducing costs and achieving economies of scale without disrupting service to our customers. We have not previously undertaken an integration project as large or as complex as the integration plans associated with the Global One merger and much work remains to fully integrate the two companies.

The integration requires significant efforts on our part and the part of the Global One companies, including the coordination of our operations and sales and marketing efforts. In order to succeed, we also need to identify and realize cost savings in the combined businesses on a timely basis. We may be unable to integrate these operations without encountering difficulties, and the benefits we expect from the integration may be delayed or not be realized at all. These difficulties we may encounter in the integration process include:

•	the interruption or slowdown of the activities of Equant and the former Global One;

•	our customers’ perception that we are adversely changing our customer service standards, business focus, billing practices or service offerings;

•	costs and delays in implementing common systems and procedures or in the integration of management information and reporting systems;

•	any inability to acquire or transfer licenses to operate in each of the countries in which we do business, or delays in those acquisitions or transfers;

•	technical and administrative challenges integrating the former Global One network with ours;

•	problems associated with, or delays in implementation of, our integration and restructuring plans; and

•	our employees’ perceptions of uncertainties in their career opportunities and future benefits.

Even if we take appropriate measures, some of these factors may be outside of our control. Any of these difficulties could increase our operating costs, harm our business and financial position, cause the loss of customers or oblige us to extend service credits to SITA under the terms of our new network arrangements to compensate SITA for material interruptions or other declines in service quality.

We may not be able to carry out the integration in accordance with our current plans, and we may not be successful in realizing expected benefits from the transactions. Failure to complete the integration in a timely fashion may result in lower earnings, inefficient operations and weakened market position.

We may be required to record additional impairment charges against our goodwill

Despite having recognized an impairment loss of approximately $7.5 billion in 2001, our balance sheet prepared in accordance with U.S. GAAP as at December 31, 2001 includes goodwill and other intangible assets totaling $2.6 billion. We are required to carry out an impairment review on a periodic basis to assess the recoverability of these assets. If, as a result of this review, an impairment charge is taken, it could be significant and would reduce the amount of shareholders’ equity in our financial statements prepared in accordance with U.S. GAAP.

SFAS 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment at least annually using a prescribed two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any.

Since we are a single reporting unit, when we screen for potential impairment we will be required to use our share price to determine the implied fair value of our business. If the implied fair value is less than the carrying value, we may be required to write down the carrying value of our goodwill.

When we performed our impairment review on December 31, 2001 our share price was $11.65, compared to $4.41 on June 24, 2002. We are required to carry out another impairment review prior to December 31, 2002.

We Are Currently Dependent Upon Sales Through Indirect Channels

Indirect channel sales are a key element of our business. The term “indirect channels” refers principally to SITA, Radianz, France Telecom and its subsidiary, Transpac and Sprint and other incumbent operators. These indirect channel entities sell our services in specified regions or market sectors, generally under rebranding arrangements. Sales through indirect channels accounted for approximately $1.4 billion, or 47%, of our pro forma revenues in 2001, including approximately $730 million from SITA, $85 million from Radianz, and an aggregate $600 million from other indirect sales channels. Although SITA has committed to minimum revenue guarantees through June 2002 and June 2003, we may be unable to sustain our revenues from SITA beyond this timeframe. In addition, revenues from our other indirect sales channels may fail to grow or continue at current levels, and may decline.

We May Face Difficulties With Customer Relationships And Operational Integration, Or With The Implementation Of New Business Arrangements In Certain Countries

The conduct of our network businesses necessitates day-to-day contact with customers. Any difficulties encountered in the transition and integration process of the business and customer relations teams or the implementation of new business arrangements, particularly in France, could cause some of our customers to take their business to competitors, by either terminating or not renewing their network services agreements with us. In addition, some customers may have selected both us and the former Global One for their network services in order to reduce reliance on a single service provider. Some of these companies may either take a portion of their business to our competitors upon termination of their existing contracts with us, or attempt to negotiate better pricing conditions or receive other benefits to remain with us. Any of these events would result in a loss of revenues.

We Are Dependent On SITA, Our Largest Customer

In 2001, SITA accounted for approximately 27%, or $ 654 million, of our revenues. SITA is by far our largest customer. Our next largest customers are France Telecom, which accounted for approximately 6%, or $135 million, of our revenues,

Radianz, which accounted for approximately 4%, or $85 million of our revenues and Sprint, which accounted for approximately 3% or $75 million of our revenues. None of our other customers accounted for more than 3% of our revenues in 2001.

SITA derives its revenues almost exclusively from the air transport community. Ties between SITA and the air transport community are strong, since members of that community own SITA. Also, SITA has developed various airline-specific protocols and applications, and the Network reaches all significant airline-related destinations. Nevertheless, the commercial airlines are not required to use SITA for their communications needs. Our contract with SITA provides “minimum revenue guarantees” for a two year period. However, a downturn in the air transport industry or any failure of SITA to honor its contractual agreements with us may adversely affect our business, financial condition or results of operations.

We Do Not Control Radianz, Our Joint Venture With Reuters, To Which We Have Certain Obligations

We have equal representation on the board of Radianz with Reuters and the provisions of the shareholders agreement we entered into with Reuters regarding Radianz suggest that operating decisions are jointly controlled. However, in practice, (and principally due to Radianz’s start-up nature), we are unable to invoke joint control because Reuters remains both the dominant supplier and customer of Radianz, and accordingly is in a position to affect significantly the operations of Radianz without our prior approval.

We have contributed $225 million to Radianz and have agreed to provide a credit of up to $125 million in services to Radianz over a period of up to ten years from the date we entered into these arrangements in July 2000. We also contributed customer contracts, which generated revenues of approximately $17 million in 1999, to Radianz. Over time, Radianz may connect additional customers who are, or might have become, our customers directly.

Our ability to affect Radianz’s performance is limited as our ability to influence its operations is limited. Moreover, our ability to generate revenues from Radianz may be limited if Radianz and we develop conflicting network strategies in the future. In addition, our agreement with Radianz obligates us to migrate portions of Radianz’s backbone network onto our network by July 2003. We have agreed to deliver substantial cost savings to Reuters as a result of our operation of the migrated network. Under the terms of our current agreement with Reuters, we are required to compensate them in cash for any shortfall in the cost savings anticipated in the agreements (which are calculated using detailed formulae). The migration and cost reductions are currently behind due to a number of operational factors relating to the joint venture. Both Reuters and we have expressed interest in revising our arrangements to alleviate disadvantages each party perceives under the current agreements. Accordingly, we are currently renegotiating portions of the agreement with Reuters, including those relating to network configuration, migration and cost savings. If these negotiations are unsuccessful or are concluded on terms not more advantageous to us than the current terms, we may be required to compensate Reuters under the cost savings provisions. While we cannot now quantify the amounts we may have to pay, they could be material and could adversely affect our result of operations and financial position, including our cash position.

As a result of these factors, we may fail to recover our investment in Radianz, and may have additional costs related to Radianz in the future. This could adversely affect our results of operations and financial condition.

We Are Dependent Upon Our Suppliers

We lease transmission capacity from a wide range of suppliers, both to link customer premises to the Network and for other transmission. We have at times experienced delays in receiving the transmission capacity we need from suppliers. We may not be able to obtain these services in the future at a reasonable cost and within a reasonable time. If we fail to obtain transmission capacity on a timely basis and at an affordable price in a particular jurisdiction, or if there is any prolonged interruption to local access services, our business, financial condition or results of operations could be adversely affected. We seek to negotiate with a variety of suppliers in order to reduce our dependency on individual vendors. These negotiations might not be successful, and we expose ourselves to the risk that our capacity provider may fail to honor their obligations to us. As a result of the recent KPN Qwest N.V. bankruptcy filing, we recently migrated a significant portion of our traffic to our affiliate France Telecom Long Distance and others.

We rely on a small number of suppliers (mainly Nortel Networks and Cisco) for the network assets such as routers and switches we need to operate the Network. We use networking components that are based on industry standards so that alternate sources of comparable equipment exist. However, our suppliers also sell products to our competitors and may become competitors themselves. Our suppliers also might enter into exclusive arrangements with our competitors or might stop selling their products to us on commercially reasonable terms or at all. If we are required to seek alternate suppliers, we would likely experience delays in obtaining the requisite equipment and pay higher prices for such equipment. We believe that it is unlikely that delays caused by switching to alternate suppliers or by the suppliers themselves would adversely affect the provision of services to our customers. However, we do believe that such delays would be likely to increase the costs of expanding and maintaining the Network.

We purchase capacity on major international routes where it is economic to do so. The agreements we enter into (known as Indefeasible Rights of Use or IRUs) are similar in nature to capital leases but typically involve the prepayment of all lease costs. These payments are included in intangible assets in our balance sheet. IRUs do not provide the same level of protection as leases or outright ownership. Should the owner of the capacity cease providing that capacity, we would be required to write down the asset and be left with a claim for the as yet unamortized portion of our payment but would, in any event, lose the capacity. This could result in our inability to service customers in part or in full, as well as the write off of the unamortized portion of the upfront payment.

We Are Subject To Network Security Risk

Despite the implementation of security measures, the network is vulnerable to computer and other disruptions. Like many other data network services providers, we have in the past experienced, and may in the future experience, interruptions in service. Such interruptions could be caused either accidentally or intentionally. Unauthorized use of the network could also potentially jeopardize the security of confidential information that our customers store or transmit. In such instances, we may be liable to our customers, although our customer contracts generally relieve us from liability for consequential damages. The threat of unauthorized use may also deter potential customers. We continue to implement what we believe to be industry-standard security and service continuity protection measures, including the physical protection of our plant and equipment. Our competitors and we have taken similar measures in the past, but these measures have from time to time have been circumvented. Our security measures could be circumvented in the future. Addressing security problems may require interruptions, delays or cessation of services to our customers, and additional resources. If customers perceive our Network as more vulnerable than others, or if we experience substantial disruptions, our customers could take their business elsewhere

Changing Technology Creates Risk For Us

Our ongoing success will depend, in part, on our ability to service changing customer requirements. The data network services industry is characterized by:

•	rapidly changing technology;

•	evolving industry standards;

•	high levels of competition;

•	frequent new product and service introductions; and

•	changes in the marketing and delivery of data network services.

We may not successfully identify new product opportunities, bring new products to market in a timely manner, keep abreast of our customers’ innovations or adapt our business to alternate delivery systems. An inability on our part to meet evolving industry standards and customer requirements could have a material adverse effect on our business, financial condition or operational results. Furthermore, we depend on our indirect sales channels’ ability and willingness to upgrade their technologies consistently in coordination with us. Their failure to do so may adversely affect our ability to service our customers effectively and lead to the loss of customers and revenues.

Our Industry Is Highly Competitive

We expect that competition in the data network services market will continue to increase as:

•	nations further liberalize their telecommunications regimes;

•	our industry consolidates;

•	new technologies emerge; and

•	excess domestic and international transmission capacity continues to saturate the market.

We expect these factors will continue to place severe downward pressure on prices of transmission capacity used to deliver our services. In addition, we will likely face greater competition from competitors with greater financial and other resources.

To compete successfully, we must continue to make our operations more efficient and find new ways to bring value to our customer base. There is a risk that we may be unable to maintain or expand our market share as competitive pressures increase. Failure to do so could harm our revenues and our margins, and adversely affect our results of operations.

We Face Uncertain And Changing Regulatory Restrictions

Various restrictive laws, policies, and licensing requirements in the telecommunications and data network services industries affect our business operations because they establish regulatory and market access barriers. In our major revenue-generating markets, our current and planned services are now open to competition and, in some cases, no license is required. In most of the jurisdictions in which we operate, however, we generally must obtain licenses or enter into arrangements with locally licensed operators. Our ability to provide services in those jurisdictions depends on the continued effectiveness of those licenses or arrangements.

In addition, some restrictive telecommunications laws and practices give rise to constraints, risks and uncertainties. Uncertainty regarding the regulatory status of managed data network and other services and of our status affects our ability to offer our full portfolio of services in certain jurisdictions, particularly in emerging markets. In these jurisdictions, we also face the risk of a change in the regulatory environment or in our regulatory profile as our activity level increases. As a consequence, we may be subject to fines or other enforcement actions or onerous licensing obligations. We may also be required to disconnect customers or introduce new services at a more cautious pace than might otherwise be the case. Our business, financial condition, or results of operations could be materially adversely affected if any of these events were to occur.

Currency Fluctuations Affect Our Results

Currency fluctuations can significantly affect our results of operations and financial condition. We prepare our Consolidated Financial Statements in U.S. dollars. Although the numerous currencies in which we operate have not moved uniformly, the U.S. dollar appreciated against most European currencies, including the British pound, during 1999, 2000 and 2001. The effect of this appreciation was most pronounced on the Euro, with an appreciation of 5.2% in exchange rates during 2001 and 13% during 2000. The comparable U.S. dollar appreciation against the British pound was 6.0% in 2000 and 3.0% in 2001.

In addition, translation adjustments have and will continue to materially impact our balance sheet. These adjustments resulted in decreases in our shareholders’ equity of $33.0 million in 1999, $25.2 million in 2000 and $42.4 million in 2001. The decrease in shareholders’ equity in those years resulted primarily from the translation of local Network assets, held in the currency of the countries in which they are located, into U.S. dollars. We seek to hedge our exposure to the effect of exchange rate movements on our results of operations, which itself leads to the risks associated with these strategies, including the risk that we might not effectively hedge our risks and that our use of derivative financial instruments will not have the intended effects. See “Item 5. Operating and Financial Review and Prospects - Financial Overview - Impact of Changes in Exchange Rates”.

We May Lose Key Employees

Our continued success will depend upon the continued efforts of our senior management team and technical, financial, marketing and sales personnel, as well as our ability to attract, train, retain and motivate additional highly skilled and qualified personnel.

Competition for qualified employees in the Internet and telecommunications industries is intense. Only a limited number of persons have the required knowledge and experience in the particular sectors and countries in which we operate. If we lose the services of key personnel or are unable to attract additional qualified personnel, this could materially adversely affect our business, financial condition and results of operations.

We May Face Difficulties In Protecting Your Shareholder Rights

Our Articles of Association and Dutch corporate law govern our corporate affairs. The rights of our shareholders and the responsibilities of our Supervisory Board directors are distinct from those established under the statutes or judicial precedent in U.S. jurisdictions. Therefore, our public shareholders might find it more difficult to protect their interests against actions of our management, supervisory directors or controlling shareholders than they would as shareholders of a corporation incorporated in the United States.

Under our Articles of Association, once the general meeting of shareholders adopts our annual financial statements, the supervisory and management boards will not be liable with respect to the performance of their duties during the financial year concerned. This is the case unless the general meeting of shareholders makes an explicit reservation without prejudice to the Dutch law provisions. These provisions include those relating to the liability of members of supervisory and management boards upon the bankruptcy of a company under the Dutch Civil Code.

Our Stock Price May Be Volatile

Our stock price may be volatile due to a number of factors, including:

•	actual or anticipated fluctuations in our operating results or those of comparable companies;

•	regulatory developments;

•	technological evolution;

•	general conditions in the telecommunications sector or regional economies; or

•	price and volume fluctuations in the global stock markets.

France Telecom Could Sell Shares Of Ours That It Owns.

France Telecom currently owns about 54.2% of our shares. It could sell shares at any time, subject to the restrictions to which it agreed in the Contribution Agreement relating to our transactions with France Telecom, Atlas and SITA in June 2001.

The Contribution Agreement generally prohibits France Telecom from selling or otherwise disposing of more than an aggregate of 3% of our shares before June 29, 2002 or more than an aggregate of 25% of our shares between that date and June 29, 2005. France Telecom can dispose of shares beyond these limits if our independent directors approve, or if our public shareholders can participate, or if the transaction would combine us with another company and France Telecom would hold at least 34% of the voting rights in the new entity. The Contribution Agreement also prohibits France Telecom from knowingly permitting a third party to acquire or accumulate an interest in us that makes that third party our largest shareholder at a level of 34% or more, unless all of our shareholders are treated the same as France Telecom.

France Telecom could sell shares as permitted in the Contribution Agreement in several ways, including public sales or private sales to strategic or other investors. In addition, because France Telecom controls us, it may be able to cause us to waive or amend the restrictions of the Contribution Agreement, although this would require the consent of our independent directors. Any proposed or actual sale of our shares could cause our share price to decline.

Item 4.   Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

We provide customized global IP and data services as well as network integration and applications services to multinational businesses such as DuPont, Henkel, Hyatt International, Groupe ETAM, LG-EDS, LVMH, Microsoft, Fontera, Nortel Networks and Nokia. Using our portfolio of value-added services and the seamless geographic reach of the network, our customers can access their own company’s information and applications, and applications available from the Internet, anywhere in the world through direct connections or “dial-up” from portable computers or other network access interfaces. Our product portfolio includes:

•	managed data network services, outsourcing and Internet Protocol (IP) networking;

•	network design and integration services, professional and managed services; and

•	security services, managed groupware services, and hosting services.

Equant N.V. is a corporation organized under the laws of The Netherlands. Our principal executive office is located at Gatwickstraat 21-23, 1043 GL Amsterdam-Sloterdijk, The Netherlands, and its telephone number is (31) 20 581 83 83. We also maintain executive offices in Atlanta, Georgia and Reston, Virginia in the United States and Paris, France. Our registered office is in Amsterdam, The Netherlands. Our agent in the United States is Michael Berg, Senior Vice President and General Counsel, 12490 Sunrise Valley Drive, Reston, Virginia 20196-0001. We define a number of the telecommunications related terms we use in this document on page 37 in “— Glossary of Selected Telecommunications Terms.”

Our History

Our origins date back to 1949, when major airline companies from all over the globe formed Société International de Télécommunications Aéronautiques S.C. (‘SITA S.C.’ or ‘SITA’) to provide communications and data processing services to the air transport industry. On March 3, 1995, SITA formed SITA Telecommunications Holdings N.V. (which we call STH). Later in 1995, SITA restructured its holdings in STH, distributing its stock in STH to a newly established Dutch foundation, called the “SITA Foundation”, which held at that time 85.7% of this stock for the benefit of the SITA member airline companies and 14.3% of this stock for the benefit of a trust established for eligible employees of STH and SITA under an employee share award plan. In October 1995, SITA and STH also entered a joint venture agreement providing for joint ownership, operation and management of the network and giving each of SITA and STH indefeasible and exclusive rights of access to the network. Under the joint venture agreement, STH was given the exclusive right to provide network services to customers outside the air transport community, while SITA retained the exclusive right to provide network services to the air transport community.

Early in 1998, we changed our name from STH to “Equant N.V.” We first offered our shares to the public in July 1998, with a listing on the New York Stock Exchange and the Bourse de Paris.

In the second quarter of 2000, Equant and Reuters formed Radianz, a new company that is 51% owned by Reuters and 49% owned by Equant. Radianz, which commenced operations on July 1, 2000, provides secure IP network services to the financial services industry. We contributed $225 million, in addition to some of our customer contracts, to Radianz and agreed to provide $125 million in services to Radianz over a period of up to ten years.

On November 19, 2000, as part of a wider set of separate but interrelated transactions, we entered a contribution agreement with France Telecom and its wholly owned subsidiary, Atlas, which owned Global One. Global One was a provider of data, voice and IP telecommunications services with its own backbone network that reached more than 850 cities worldwide. Global One, which maintained its joint global headquarters in Reston, Virginia and Paris, France, focused primarily on multinational businesses and their suppliers, distributors and customers. On completion of these transactions on June 29, 2001, France Telecom acquired a controlling interest in us. Pursuant to the execution of numerous contracts among France Telecom, its subsidiary, Transpac, SITA, SITA Information Networking Computing N.V. (a SITA subsidiary) and us:

•	We acquired 100% of Global One in exchange for 80,617,348 newly issued Equant shares; and

•	France Telecom subscribed for 10 million newly issued Equant convertible preference shares for $1 billion in cash and also acquired the SITA Foundation’s 67,950,000 shares in Equant in exchange for 30,886,364 existing France Telecom shares.

France Telecom issued to our shareholders (other than the SITA Foundation) one Contingent Value Right for each ordinary share held on June 28, 2001. Each CVR entitles its holder to receive a cash payment from France Telecom of up to €15 at maturity on the third anniversary of the closing of these transactions, depending on the market value of our ordinary shares at that time. Immediately following these transactions, France Telecom owned approximately 54.3% of our voting share capital with the balance held by the public.

At the same time, we terminated the Joint Venture Agreement with SITA and replaced it with the agreements we describe in detail in “Item 7 – Major Shareholders And Related Party Transactions” and “Item 10 – Material Contracts” below. A Strategic Relationship Umbrella Agreement establishes the general principles that govern the relationship between us. A Network Services Agreement establishes the terms and conditions that govern our delivery of network services to SITA. A Transition and Management Agreement establishes the terms and conditions for the transfer over time of assets, staff and network from SITA to us and our management of the Network. Under our current arrangement with SITA, we control and manage the Network. We provide our portfolio of products and services to SITA who delivers those services to the Air Transport Community, globally.

On June 29, 2001, we also entered into a number of agreements with France Telecom, through its Transpac subsidiary, that establish the legal arrangements with France Telecom relating to the sale and support of Equant services in France. For a further description of all of these France Telecom arrangements, see “Item 7 — Major Shareholders and Related Party Transactions”.

Because of the numerous transactions that resulted in the merger with Global One, we began an internal reorganization in 2001. We now offer our products and services through one centralized organization instead of three operating divisions. In addition, following the France Telecom transactions, we now report our results under French GAAP instead of U.S. GAAP, as we did previously.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures”.

BUSINESS OVERVIEW

We are a leader in global IP and data services for multinational businesses offering network and integration services. We assist customers in using data networks to effectively manage their businesses, both by reducing their costs and by exploiting data communications to provide new services. We offer global reach with a seamless data network, connecting key business centers in over 220 countries and territories, with local support in 145 countries. The Network allows users access to their own company’s information and applications, and those available from the Internet anywhere in the world, through direct connections or through “dial-up” from portable computers or other network access interfaces. Increasingly, we are focusing on helping customers explore ways of using IP technologies by providing new services or using services available from intranets, extranets, or the public Internet. We are a member of the France Telecom Group.

We offer a broad portfolio of IP-based end-to-end managed network services, an extensive range of traditional end-to-end managed data network services and a series of advanced value-added voice and mobile services, as well as innovative integration and managed services. We also offer a range of service management products that permit customers to monitor network performance, availability and fault rectification. Among our leading service offerings, our MPLS-based IP VPN service is now used by more than 400 businesses and is fully operational in more than 140 countries, our international frame relay service offering Equant Frame Relay is provided in 125 countries and our Equant ATM offering is provided in 55 countries.

Competitive Strengths

Today’s corporate communications networks are able to connect essential operations within business organizations on a global scale. Multinational companies demand constant access to business critical applications and rely on high levels of customization, performance, reliability and security of all the supporting infrastructure. We believe that our service offerings and network “footprint”, or international coverage, are uniquely positioned to meet these demands. Specifically our competitive strengths include:

         Global Network Footprint. The Network spans more than 220 countries and territories and 1,500 cities and towns. We believe our ability to provide services in locations where our competitors cannot is a key selling point.

         Network Strength. The Network is designed to support high bandwidth, multimedia applications and is continually upgraded to take advantage of new technology. We have full operational control of the network, rather than providing service through a patchwork of interconnected alliances. We believe that this provides a key advantage over our competitors.

         Global Support Infrastructure. Many of our customers operate on a global basis and require us to provide local support to the entirety of their operations, and not just to their headquarters. We operate five Global Customer Service Centers, nine Hosting Centers and 280 Fault Repair Units, with staff based in a total of 145 countries. All staff must speak English. We also provide local language support to our customers in 32 languages, in addition to English. We believe that our ability to provide direct support to customers in such a wide range of locations further distinguishes us from our competitors.

         International Business and Data Focus. While the technology of the network is designed to support the increasing convergence of data, voice and video, allowing these to be integrated over a single IP connection, our business is focused on data transmission in an international environment. By contrast, many of our competitors have traditionally focused on voice telephony within national markets. Our target customer demands an international service and a high level data networking expertise. We believe that our significant experience in these areas provides us with a competitive advantage.

         Provision of Customized Services. We provide our customers with a wide range of services that complement our key network-based Data & IP Products but do not rely on the Network for their provision. With our local support expertise across 145 countries, we are able to deliver integration services, messaging, hosting and security services, consulting, project management, installation, maintenance and technical support and fulfillment to our customers both globally and locally. The provision of many of these services capitalizes on our relationships with Cisco, Nortel and Microsoft and we have obtained formal accreditation from each of these companies.

         Strong Customer Base. We have a broad and stable base of customers across a wide range of industries. We serve approximately 3,700 large business customers, including nearly two-thirds of the top 100 companies in Business Week’s “Global 1000” list for 2001, such as: DuPont, Henkel, Hyatt International, Groupe ETAM, LG-EDS,

LVMH, Microsoft, Fontera, Nortel Networks and Nokia. Our focus on building long term relationships with “blue chip” organizations has resulted in both high levels of customer retention and ongoing expansion of the level of business with these customers.

Our Company Today

Our new organizational structure consists of direct functional reporting to the CEO with a focus on customer facing activities in the Markets and Sales organization, the Products organization and the Customer Service and Network organization. In addition to these functional areas, we have also established strong infrastructure support organizations to ensure that our revenue-generating activities are consistent with and advance our strategy.

We continue to focus our corporate attention on a broad portfolio of data network products and services designed to meet the needs of multinational corporations. We also continue to support a voice business, most of which was acquired in the merger with Global One. France Telecom has agreed to assume the operation, management and financial responsibility for our switched voice business and switched voice platform by the end of 2005. In the interim, we engage in a joint business planning and monitoring process with France Telecom to ensure that the switched voice business does not materially affect our profitability. We expect to gradually migrate our voice business to a Voice over IP platform by the end of 2005.

Strategy

The transactions with France Telecom, resulting in the merger with Global One and integration of the Network, has significantly expanded our customer base and has enhanced our service capabilities and network efficiencies. Our goal is to become the leader in global IP and data services for multinational businesses. To achieve this strategic objective, we aim to:

•	increase customer penetration and market share;

•	integrate and develop direct and indirect sales channels;

•	integrate and develop our product portfolio;

•	integrate our back office systems;

•	continue to improve customer relationships; and

•	integrate and continue to develop the Network.

Industry Background

Technology Overview

Data networks use packet switching technology to transmit both data and voice as opposed to the circuit switching technology most voice networks employ. Packet switching technology is particularly suited to the “bursty,” error-intolerant nature of data transmission. Compared to circuit switching, it provides data networks with better bandwidth utilization, improved congestion control, error detection and correction, powerful addressing facilities and higher availability in the case of node and line failures. Packet-switching divides data into segments, each of which is enclosed in an individual “data envelope”. These data packets contain user data plus information such as addressing, sequencing and error control. A typical user message can consist of one or more packets. Packet switching technology today has developed to include frame and cell switching technology.

Data protocols or “network languages” permit computers to exchange information using a common software algorithm. Protocols are the critical technology in data networking because they dictate the speed and flexibility with which data can be exchanged between computers. Numerous protocols have been developed over the years which support digital data transmission. These protocols are deployed within a network and at the network access level. They fall into two categories: those conforming to agreed international standards known as “open protocols,” and others developed by companies as “proprietary protocols.” The development of open protocols permits the seamless migration and integration of different protocols.

The most common data network protocols are:

•	Internet Protocol (“IP”), a set of network access standards that enable efficient communication across data networks, particularly the Internet and most Local Area Networks (“LANs”). IP is used in our IP Dial; IP VPN; Internet Direct; and Managed Router CPE services;

•	Frame Relay, a high-speed open protocol offering both access to a network and carriage of data across a network. This protocol is used by customers who have significant amounts of data traffic;

•	Asynchronous Transfer Mode (“ATM”), a high-speed open protocol that has been developed for very high transmission rates. This is deployed both within core networks and as an access technology. Many Wide Area Networks (“WANs”) use this common protocol to aggregate efficiently traffic, giving better linking for multimedia type services; and

•	X.25/X.28, a set of open standard packet switching protocols that allow low to medium speed terminals to have either dial-in or permanent access to a network from the user’s premises and operate on a network.

The most significant development in the data network industry is the proliferation of the Internet Protocol. IP standards can be used to create “Intranets”, which are closely managed networks that operate like the Internet but are designed for internal corporate use with more consistent performance and better security. The widespread deployment of IP standards facilitated the growth of “Extranets” that link IP-based corporate networks. The development of IP is especially important, as suppliers of applications increasingly offer their services to companies across the so-called public Internet. By “public Internet,” we mean the services available to anyone via the Internet, as opposed to intranet and extranet services that only authorized users can access.

Among available protocols, IP is experiencing very strong growth as the protocol of choice for new networks, while Frame Relay continues to grow at a steady pace. X.25 is used in developing countries that lack the telecommunications infrastructure of the quality necessary to deliver high speed and high quality service, while in most technologically advanced countries X.25 is used as a legacy WAN service. For companies doing business in developing countries, X.25’s superior error correcting abilities are critical. ISDN is a popular access protocol because of its ability to meet bandwidth needs for remote LAN connectivity and on-line access applications. It is often used in a dial back up situation to provide connectivity in the event of a failure of an access circuit.

Access to the network is by definition local. To establish a permanent connection, leased lines are traditionally employed for ingress and egress to and from the Network. Leased lines are a proven means of access. They are widely available, but they can also be expensive. Other network access options include:

•	Digital Subscriber Line (“DSL”). DSL is a broadband access technology that telecommunications providers are deploying to make more efficient use of existing copper infrastructure, and Wireless Local Loop, especially in countries lacking a copper infrastructure; and

•	Dial-up connections that rely on Public Switched Telephone Network (“PSTN”), ISDN or Very Small Aperture Terminal (“VSAT”). With mobile data traffic expected to account for more than 40% of the total mobile traffic by 2004, mobile access is bound to become one of the major methods for accessing the network. The current second generation of GSM Data has significant speed limitations, but this should diminish with newer technologies such as Generalized Packet Radio Services (“GPRS”) and the upcoming “3G”, the third generation of mobile telephony.

The Business Data Networking Market

According to estimates of Gartner Consulting, the global data networking services market will grow to over $34 billion in 2004. Growth in the global data networking services market is driven by several factors:

•	The growth of traffic due to the continuous growth of Internet usage and e-business, and the increasing demand for “media-rich” applications. These translate to increasing intranets, extranets, e-mail messaging, collaborative applications, electronic data interchange and other applications to facilitate electronic transactions.

•	The continuing convergence of multiple network infrastructures for voice, data and video. Multiple network infrastructures have significantly increased the complexity of implementing and maintaining, as well as the cost of operating such networks. Together with the shortage of skilled employees, the impetus toward converged networks will continue.

•	Deregulation and liberalization of the worldwide telecommunications industry. New competition is not limited to domestic providers, as increasingly companies are seeking new sources of revenue in foreign markets. These trends have led to the growth of global service providers and industry consolidation. Increased competition has forced decreasing and flexible pricing. Increased competition is also evidenced through the availability of more and varied services, and the increasing variety of service providers, for example, internet exchange carriers, internet service providers, broadband providers, content delivery providers or storage providers.

•	Businesses require sophisticated connectivity for geographically dispersed locations resulting from the globalization of trade. This trend is driving the growth of and demand for enterprise WANs.

•	The growth in the number of telecommuters and mobile workers that need to collaborate on projects using company resources has created the need for reliable remote connectivity for multi-national, large, domestic and even small companies.

Business customers’ network requirements include:

•	connecting multiple national or international locations;
•	managing diverse and technically complex network application functionality;
•	managing frequently changing and complex networks, accommodating relocations, additions and removal of sites and staff reorganizations;
•	requiring increasing network reliability and availability;
•	managing increasing complex disaster control and recovery capability;
•	managing with decreasing networking budgets; and
•	handling increasing telephone fraud and network security concerns.

Another trend in the data networking business is customer migration towards a hybrid of public and private IP services to reduce the cost of transmitting increasing volumes of data. Business customers are also concerned with the quality of service and the need for service level agreements as a means of addressing scalability, availability, latency and guarantees against loss of data during the transmission process.

To meet the expanding customer expectations and requirements, network service providers are continuing to build or acquire network infrastructure with improved technology. These networks are often referred to as next-generation optical networks. These networks reduce the high cost and complexity of traditional backbone networks, by providing a more efficient way to transmit large amount of data as well as coping well with dynamic capacity demands. MPLS is used in many of these networks to provide virtual private networking capability.

Managed services represent an increasingly important part of the data networking business model. The hosting of content and applications, such as the provision of rack space for servers or the provision of a full messaging application management service, forms a significant element of this new paradigm. For network service providers, the ability to support e-business depends increasingly upon the ability of the network to support applications. This “application-in-the-network” concept is also applicable to security.

The security market is driven by the need for trust between customers and suppliers. The growth of e-business applications and increased awareness of potential threats have resulted in enterprises being more attuned to security issues. The enterprise IT security market is broadly carved into five areas:

•	Virtual Private Networking (“VPN”) includes the creation of secure “tunnels” in a network, usually the public Internet.

•	The firewall market encompasses all premise-based solutions for controlling and monitoring the flow of data to specific external destinations.

•	Intrusion detection systems enable the enterprise to monitor and detect external attacks on the corporate network, and help prevent fraud and/or network abuse.

•	Authentication and encryption solutions ensure that data is securely delivered after a user’s credentials have been authorized.

•	Content inspection deals with the protection of data, such as anti-virus protection for messaging services.

The Network

The focal point of our business, and our key competitive strength, is the Network. We offer our entire portfolio of managed data, voice, integrated voice and data and other value added network services through a single global network. The Network currently reaches over 220 countries and territories with local support in 145 countries. We offer IP in 142 countries, Frame Relay in 930 locations in 176 countries, ATM in 123 locations in 55 countries and dial up services in 178 countries. Overall, the network serves approximately 3700 large business customers, with approximately 39,500 customer routers and 182,500 customer connections.

Since the closing of the France Telecom transactions in June 2001, we now operate and manage the Network. SITA, with whom we previously operated the Network under a joint venture agreement prior to the France Telecom transactions, has become our exclusive partner for delivering our services to the air transport community, which generally consists of airlines, airport operators and related businesses. In some countries, SITA continues to operate the Network locally in accordance with policies designed to ensure the orderly and seamless operation of the Network globally. We are responsible to SITA for the costs of operating in those countries. SITA will continue to operate locally in countries until we can assume full ownership of all of the local network assets. We will assume ownership as soon as it becomes possible in each of the affected countries.

As part of our merger with Global One, we acquired Global One’s network, much of which was fiber-optic based with a top capacity of one terabit per second and with a global reach to over 120 countries and territories. Following the merger, we initiated a process of integrating Global One’s network into the Network.

Equipment and Systems. The Network was originally a data transmission network designed to support both the messaging and interactive host reservation services requirements of SITA’s airline members. To support a broader base of commercial services, SITA upgraded the Network by building a high speed backbone. The Network makes extensive use of large capacity communications circuits, including STM-1 and other wide-band circuits with capacities of up to 155 Mbps. The infrastructure deployed to support our customer connections includes more than 290 Core routers, 1,450 Data switches, 1,500 X.25/Frame Relay nodes, 12,000 PPP Dial ports and 18,000 X.28 Dial ports. The Network supports customer traffic with international bandwidth and domestic bandwidth of more than 10 Gigabits per second.

The configuration of the Network provides many alternate paths for data packets to travel to connect points on the Network. This approach is “fault tolerant,” since a fault, such as a broken line or switch, will not interrupt traffic, as intelligent switches in the mesh can sense the failure and dynamically reroute the flow using alternate routes. The Network also uses switches that are themselves fault tolerant, containing redundant elements that can be brought into service if one element fails. The Network equipment is principally supplied by Nortel Networks and Cisco. The following graphic is a simplified illustration of our network architecture.

Local Access. Customers can access the Network either directly or through dial access services. Dial access service offers access to the Network through the local public switched telephone network. Direct access is arranged through the LNO in each country where the customer desires a service. Direct access is usually arranged through a dedicated facility such as a leased line.

We offer different access methods, and adapt them to our network backbone for greater efficiency. Among those offered are ATM at the access layer for customers requiring high speed access for multimedia operations. We also offer SDSL and IDSL access in the United States

Network Development and Integration. We are in the process of integrating the Network with the former Global One network with the goal of achieving economies of scale by increasing volume and capacity utilization in the network. The integration of the networks is being implemented in distinct phases, including transmission layer integration, core network integration, service platform integration and site integration. During the second half of 2001, we were able to rapidly eliminate overlapping circuit capacity. At the end of the integration process in December, 2002, we will be operating a single unified network and back office tools for all of our new and existing customers. Unification of the two networks is expected to generate significant savings. The operating savings are derived from synergies in the areas of network staff, third-party contracts and circuit capacity.

The staff synergies are made possible by the consolidation of the main common network functions that resided in both companies, such as customer service centers, provisioning centers and network monitoring centers. The third-party contract savings stem primarily from renegotiating and bundling existing local PTT and maintenance vendor contracts, achieving higher volume discounts.

We continue to invest in capacity acquisition. We are deploying a large capacity optical infrastructure, which is expected to support both of its main traffic flows: ATM and IP. However, we will progressively separate ATM and IP traffic in order to:

•	Enable our IP traffic to grow beyond the foreseen limits of the ATM platform;

•	Reduce the overhead caused by the addition of the ATM layer for transport of pure IP traffic; and

•	Converge our IP and Optical platforms.

Global Operations.

The following table shows our revenues by geographic region. Revenues are attributed to the region in which the services are invoiced.

	At or for the year ended December 31,

	1999	2000	2001

	(U.S. dollars in millions, except percentages)
Americas	$342.6	$570.4	$801.7
As a percentage of revenues	3.2%	38.7%	33.5%
Europe, Middle East and Africa	63.3	746.6	1,348.6
As a percentage of revenues	4.6%	50.7%	56.4%
Asia Pacific and Japan	25.4	156.4	240.4
As a percentage of revenues	2.2%	10.6%	10.1%

Total	$1,031.3	$1,473.4	$2,390.7

Seasonality. While our quarterly revenues may vary, we do not believe that there are any major seasonal trends in our markets.

Products and Services

We offer network, integration and other services. Our network services include traditional managed data network services (“MDNS”) and Frame Relay and IP services. Our integration services include hosting, application and fulfillment services. Other services we offer include circuit switched voice services. The following tables show revenues from the provision of network services, integration services and other services.

	At or for the year ended December 31,

	1999	2000	2001

	(U.S. dollars in millions, except percentages)
Network services:
Frame Relay and IP	$337.9	$530.7	$1,107.4
As a percentage of Network Services revenues	61.3%	74.0%	88.0%
Traditional MDNS (X.25/SNA/SDLC/X.28)	181.8	186.3	151.1
As a percentage of Network Services revenues	33.0%	26.0%	12.0%
Other (1)	31.1	—	—
As a percentage of Network Services revenues	5.7%

Total	$550.8	$717.0	$1,258.5

Integration services:
Fulfillment & System Sales	$91.3	$129.0	$121.5
As a percentage of Integration Services revenues	29.1%	29.7%	27.2%
Hosting and applications	—	47.9	91.3
As a percentage of Integration Services revenues	—%	11.0%	20.4%
Other Services	222.8	257.8	234.3
As a percentage of Integration Services revenues	70.9%	59.3%	52.5%

Total	$314.1	$434.7	$447.1

Other services:
Convergence solutions	$2.8	$10.3	$101.0
As a percentage of Other revenues	100.0%	100.0%	71.0%
Services provided to France Telecom affiliates	—	—	41.3
As a percentage of Other revenues	0.0%	0.0%	29.0%

Total	$2.8	$10.3	$142.3

SITA Network Contract (2)	$163.6	$311.4	$542.8

Total	$1,031.3	$1,473.4	$2,390.7

In addition to our network services, we provide our customers with a wide range of services, which complement our key network-based Data & IP Products but do not rely on the Network for their provision.

1 “Other” relates to a sales category that has been reallocated to various other categories since December 31, 1999 and data is not available to reallocate the 1999 revenues.

2 Sales of Network Services to SITA are not broken down by product line.

Network Services

We provide a full range of managed data network services, or MDNS, using all the major protocols, including high speed data protocols. MDNS is the generic name given to wide area network data transport services managed by a supplier with a higher degree of functionality, security, reliability and cost effectiveness than data transport services traditionally provided by public telecommunications organizations through leased lines. For any customer, the availability of a particular access method, transmission speed or service is dependent upon a combination of factors, including:

•	the nature of the customer premises equipment;

•	the local telecommunications infrastructure;

•	regulatory considerations in the relevant jurisdiction; and

•	other individualized factors.

We provide both direct access (i.e., fixed and continuous connections between different sites) and dial access (i.e., connections initiated and terminated by a remote user). Our managed data network services comprise Frame Relay and IP and Traditional MDNS.

Frame Relay Service and IP Services.

Frame Relay. Frame relay is particularly suited to customers who transmit high volumes of data intermittently in bursts and, as such, is a cost-effective means of connecting geographically dispersed LANs such as those for a multi-site business. We offer frame relay services in a large number of city locations and countries, including all major business centers in North America, Europe and the Pacific Rim, with access speeds of up to 45Mbps. Frame relay continues to be a key WAN service. Customers who have highly centralized applications and whose network requirements are very stringent typically select managed Frame Relay.

Future Developments. We continually enhance our portfolio of WAN services. In 2002, we plan to launch higher speed services (155Mbps and 622Mbps) based on SDH technology. We are also evaluating the potential use of Optical Ethernet and “Wavelength” technologies as the next step in the evolution of our managed data services portfolio. We also intend to increase the number of access speed options for Frame Relay, introduce ATM Switched Virtual Circuits (“SVC”), enhance ATM/Frame Relay interworking, and adopt usage-based billing across our Frame Relay and IP services.

Equant IP VPN. Equant IP VPN, which we launched in December 2001, provides a private and secure, IP VPN with a MPLS-based architecture as a core component to enable global enterprises to achieve business success. The key features are:

•	IP VPN “Plug” – Equant provides an IP Plug, which delivers all IP services to the customer through a simple any-to-any connection.

•	Fully secured VPN – The MPLS technology affords the customer a unique and fully secured closed user group, as secure as in a frame relay or leased line network.

•	Variety of access methods including native IP leased line, Frame Relay, ATM, dial access, and Internet access (bundled with IPSec) and DSL.

•	Class of service (CoS) management (application awareness) allows prioritization of customer applications between multimedia and data traffic with four levels of priority.

Future Developments. Using our MPLS infrastructure, we intend to continue to deliver virtual private networking with ‘differentiated class of service’ backed by strong service level agreements. MPLS allows private networks to operate seamlessly over our shared global IP infrastructure, and, together with usage-based billing and mission-critical sites options, allows our customers to select the service performance that meets the needs of their applications. We also intend to expand the range of our IP services to include solutions for the remote branch and small office market, bundled with DSL to benefit from the competitive price of these newer access services. We intend to introduce more hybrid solutions, including scalable network-based services, to extend further cost savings to our customers. We also intend to offer integrated Intranet/Internet access to satisfy our customers’ need for efficient usage of bandwidth.

ATM Service. We launched ATM access services in May 1999, and have entered into ATM access services contracts with a number of major corporations. ATM access services provide enterprises with access speeds of up to 155 Mbps which is suitable for transmitting high volume data applications, as well as integrated voice and video. Our ATM service is selected by customers who have high speed, mission critical networking requirements and who use this service to provide full multimedia integration. For example, our ATM service was used to provide the communications transport to France Telecom in connection with the world’s first remote medical surgery, Operation Lindbergh, where a surgeon physically based in the United States, successfully operated, using robotics, on a patient in France.

Equant Internet Direct . Equant Internet Direct has been designed for customers who use the Internet as a strategic resource and require a high level of Internet reliability and services on a worldwide basis. In the future we will introduce Integrated Internet / IP VPN access which provides cost reduction for customers.

Managed Customer Premises Equipment Services. This managed CPE option, whereby we manage a portfolio of Cisco routers or Nortel switches on the customer’s premises, is increasingly preferred by customers as they evaluate their total cost of ownership. Taking a managed CPE option avoids the need for customers to invest in, maintain and upgrade their own hardware.

Service Management Tools. We have consolidated our range of service management tools into one single tool called Equant WebVision. This real-time tool is intended to permit our customers to monitor both performance of the services we provide and progress on resolving problems. Equant WebVision is a real time monitoring tool that provides customers with information on traffic, connections and configurations and is a PC based on-line browser tool. Equant WebVision also allows customers to view “trouble tickets”, or reports of problems or errors. It provides on-line visibility of the number and status of trouble tickets from their inception through to their resolution.

Traditional MDNS. We offer direct access services, providing LAN to LAN connectivity, employing the X.25 protocol. These services provide flexible, cost-effective connections in a wide number of locations. Although customers in the United States, Western Europe and Japan are migrating to more rapid, higher capacity services, X.25 and SNA/SDLC usage continues to grow in emerging markets in Eastern Europe, Asia and Africa. X.25 WAN services continue to be used, especially in developing countries that lack a high grade telecommunications infrastructure and providing the quality required for most modern data-communications transport protocols. X.28 is an enhanced version of the X.25 protocol.

Integration Services

Our integration services comprise the deployment, monitoring and maintenance of customers’ equipment. Our facilities allow us to manage the customers’ desktop remotely, including application delivery, monitoring and diagnostics. The Integration Services portfolio is currently comprised of the following services:

Fulfilment

Fulfillment services comprise the supply and distribution of desktop and network equipment.

Hosting services and Applications

Many companies are considering locating their IT servers in hosting centers to achieve benefits in terms of level of service, total cost of ownership and information system infrastructure optimization. We provide server hosting services in our seven hosting centers around the world. This infrastructure is especially relevant for disaster recovery plans and back up of main data center located at customer premises. We provide application hosting services and partner with consulting firms to answer requirements of clients that want to fully outsource the infrastructure of their e-business initiatives.

Other Integration Services

We also offer the following integration services:

Deployment Services. Implementing international projects using internal resources can place a heavy burden on a customer’s internal team. We focus on three types of projects: LAN Deployment, Cisco Deployment and Nortel

Integration Services. Deployment includes resale of network equipment and staging and installation of LAN and WAN infrastructure worldwide.

Maintenance Services. We provide local support with global coordination delivered by more than 3,000 support professionals in more than 50 countries and 200 service locations. Our Global Customer Support Centers manage any reported incidents, supported by Atlas, our global service management system.

Enterprise Remote Management. We provide remote management capabilities to address the network, servers and applications. Enterprise Network Management provides an outsourced solution for customers seeking 24-hour proactive fault management of their data network and servers. Performance Management additionally provides performance data, reports and analysis.

Professional Services. We provide project management and technical consulting services to take responsibility for every aspect of the deployment of a customer’s solution.

Security services. The secure gateway opens intranets to customers and partners. The secure gateway includes a set of service options: managed firewall (based on Nokia products), managed antivirus (based on Trendmicro products), caching and URL filtering. The managed authentication service reinforces the security of dial access to intranets with non-replayable two factor passwords (based on SecurID products).

Messaging services. We provide one stop management messaging services, including the necessary network infrastructure to more than 700,000 users worldwide, around Microsoft Exchange, Lotus Notes and iPlanet SMTP technologies.

Future Developments. During 2002, we plan to launch several important new services.

•	Consulting, deployment, maintenance and monitoring services for IP Telephony in the LAN environment.

•	Analysis and reporting on the behavior and bandwidth requirements of customer’s applications.

•	Extending our fault and performance management services to the desktop environment.

Other Services

Convergence Solutions

Our convergence solutions are as follows :

Equant Voice VPN: We offer managed voice services in more than 30 countries. Equant Voice VPN relies on a switched voice network, managed by France Telecom, that uses a virtual private network technology to provide our customers with the functionality of a dedicated private network combined with the flexibility, resiliency and cost effectiveness of a shared global network.

The services formerly known as Integrated Voice and Data (iVAD) have been re-packaged as Equant Voice for IPVPN, Equant Video for IPVPN and Equant Call Center for IPVPN. These comprise an enhanced alternative to traditional switched voice services.

Future developments: We intend to focus on developing a managed video conferencing service for IPVPN. We also intend to deliver complete voice offerings for IPVPN to support customers in migrating from a traditional switched voice infrastructure to a converged infrastructure. Our goal is to deliver converged voice and video services over IP networks.

Marketing and Distribution

We sell our products and services both directly and through indirect sales channels. As of December 31, 2001, we had over 650 direct and indirect sales staff. We actively hire sales and technical personnel experienced in data communications and related sectors, and incentivize them through a competitive sales compensation scheme. We summarize below the key elements of our marketing and distribution strategy.

Global Account Management: We have established a dedicated global account management program for our largest customers and those customers who have indicated that they wanted to build sustained long-term relationships with us. The program is initially focused on 50 companies. The account managers are responsible for developing sustainable commercial relationships with these customers and coordinating sales and support activity across all regions.

The direct sales force and account managers work together with technical staff in each location to provide cost-effective solutions specifically tailored to customer needs. This provides our direct sales force with detailed knowledge of how local services can be matched to customer requirements, enabling them to provide more effective solutions.

Indirect Sales: Our major indirect sales channels complement our direct sales force and are an integral part of our strategy. These channels include SITA, which addresses the air transport community, Transpac (a subsidiary of France Telecom), that resells our products in the French market, our ‘Radianz’ joint venture with Reuters, that uses our network and provides us enhanced access to the financial services industry, and market specific joint ventures (such as China Netcom in China), and distributors (such as Sprint in the United States and Deutsche Telekom in Germany). In total, indirect channels generated approximately $1.4 billion, or 47%, of our pro forma revenues in 2001.

We have over 90 indirect sales and support staff dedicated to managing and expanding our indirect channel sales. Our strategy is to focus our resources and efforts on deepening the relationships with our top indirect sales partners. Outside of these core strategic relationships, other distributor relationships are being continually reviewed, assessed and developed.

We intend to broaden and increase our revenue streams from indirect sales channels. In some of the locations where we currently operate, we plan to revitalize and redirect our existing indirect sales channels and select new indirect sales channels such as value added resellers, distributors and agents. Where we cannot procure independent authority to operate, we plan to negotiate commercial arrangements with local licensed providers. We also plan to pursue new revenue opportunities through specific market channels such as mobile providers and to develop cross-selling relationships via systems integrators, professional or consultancy firms, telecommunications equipment manufacturers, and related channels.

Integration of Global One Sales Force. Through the merger with Global One, our expanded direct sales force capabilities allows us to focus on generating new business in our primary geographic markets of North America, Western Europe and selected countries in the Asia-Pacific region. We intend to focus our efforts on selected high growth countries with specific strategies for low penetration markets, while evaluating other markets on a case by case basis. The merger has also brought enhanced global coverage with partnerships with local providers to provide increased local capillarity. We also intend to work with indirect sales channels in challenging markets, strengthening existing relationships in some countries and building new relationships in key countries with identified opportunities.

The former Global One and our sales organizations were integrated during the third and fourth quarters of 2001. To drive productivity closer to our pre-merger levels, we reduced total sales and marketing headcount from over 2,500 to under 2,000. Reductions occurred at all levels, with the bulk of the reductions coming from general management, support and administrative functions. Additionally, unprofitable direct sales offices in over a dozen small country branch office operations were closed including Hungary, Czech Republic, Slovak Republic, Ivory Coast, Nigeria, Saudi Arabia, Syria, Israel, Honduras, Guatemala, Costa Rica, Puerto Rico, Peru, and Vietnam.

Customer Service

We operate five Global Customer Service Centers, 20 Satellite Customer Service Centers, nine Hosting Centers and 280 Fault Repair Units with staff based in a total of 145 countries. In recognition of our global customer base, we provide local language support to our customers in 32 languages in addition to English. The breadth of geography over which we can provide direct support to our customers is unmatched within our industry and represents a significant distinguishing factor.

We view excellence in customer service as the cornerstone of our product portfolio. Customer care is focused on the effective delivery of our products to the customer and the active support of those products on a global basis. We evaluate our performance in each of these areas on an ongoing basis, both internally by benchmarking and externally through a Customer Satisfaction Survey. Our focus is to offer the broadest range of choices in our portfolio and deliver the highest quality and most reliable products and services to our customers.

We believe that quality customer care and high levels of customer satisfaction are a prerequisite to the retention and growth of revenues from existing customers, and to winning new customers. Our customer service organization is comprised of customer service centers as well as customer service managers. The customer service centers are responsible for ensuring that customers receive professional, courteous and excellent service when a fault occurs on a given customer connection. Customer service centers use the best technologies available on the market for troubleshooting and faults correction. They can rely on IP expert’s support when needed and have the ability to dispatch field technicians around the world.

We intend to continue our focus on customer care through our Customer Service Centers. Customer calls may be forwarded to one of several locations that have staff available who speak the desired language. As a result, customers are directed to call a local number that will then forward them to the appropriate Customer Service Center. We currently support the following 32 languages: Arabic, Bahasa, Bengali, Bulgarian, Burmese, Cantonese, Czech, Dutch, Farsi, French, German, Greek*, Hebrew, Hungarian, Italian, Japanese, Korean*, Laotian*, Mandarin*, Mongolian*, Polish*, Portuguese, Romanian*, Russian, Serbian*, Slovak*, Spanish, Thai*, Turkish*, Urdu*, and Vietnamese*(* denotes language support by remote Customer Service Center). Languages in addition to those listed may be supported on a local basis consistent with the language skills of the staff at a particular location.

Customers

In 2001, our ten largest customers accounted for 45% of our revenues, with the largest customer, SITA, accounting for approximately 27% of revenues. Our second largest customer, France Telecom accounts for only 6% of our revenues. Radianz accounts for almost 4% of revenues and Sprint accounts for approximately 3% of our revenues. We also recognized $146 million of ‘other income’ from France Telecom for acting as France Telecom’s agent and distributor of certain businesses. See “Item 5. Operating and Financial Review and Prospects — Results of Operations for the Year ended December 31, 2001 — Other Operating Income” for more details. Our target customers are global multi-nationals and other large national corporations requiring multi-year, multi-service contracts. Our target customers typically have some of the following characteristics:

•	Global 1000 companies

•	Companies operating in globalized industries (including finance and mining)

•	Smaller, high profile businesses with significant international communications

•	Companies with a large number of international locations and highly complex business applications

•	A few “strategic” suppliers meeting our requirements across all locations

•	A desire to minimize the number of internal staff by “outsourcing” their managed services

The multinational organizations that make up our target customer base typically source their telecommunications needs through competitive bidding. Since the merger our typical contract for communications services is for four years, although a few of our larger contracts have terms of up to seven years.

Competition

We operate in a very dynamic, highly competitive and fragmented market that is in a constant state of change. The wave of recent bankruptcy filings highlights the transition the industry is currently experiencing. We face competition from both established global service providers and increasingly from competitors outside the traditional telecommunications realm. We face competition from four principal types of companies:

•	The Global Service Providers

Our established competitors in the “pure” network service market include the following companies: WorldCom, Cable & Wireless, Infonet, AT&T and BT Ignite (operating independently following the termination of BT and AT&T’s Concert joint venture). The established global service providers provide a range of data services, alongside their more entrenched voice services, nevertheless, they are becoming more competitive in the fast growing data services market. This is evidenced by AT&T, BT and WorldCom’s efforts to separate their slower growing voice services from the faster growing business data and wireless services organizations.

•	New Bandwidth Providers

Newer entrants such as Global Crossing (which declared bankruptcy in January 2002), COLT Telecom, and Level 3 Communications, have entered the market, but do not necessarily offer end-to-end solutions with the same geographic scope. These newer competitors are focused on “point-to-point” or IP-based network services as well as providing bandwidth to other carriers.

•	National Voice & Data Service providers

In the jurisdictions in which we offer services, we also compete with incumbent providers, such as local public telecommunication organizations (“PTOs”), some of which still have special regulatory status and the exclusive rights to provide certain services, and virtually all of which have historically dominated their local telecommunications markets.

•	New Providers

In the managed hosting and application market, we compete with companies such as Corio, Akamai, Opsware Inc. (formerly Loudcloud), and Cable and Wireless. Even though the business model of these new providers is fluctuating, most of these companies are focused on offering application services rather than infrastructure services.

We also compete with equipment vendors and installers and communications software developers as they move into data networking. We believe that competitiveness in the data network services sector is largely a function of the ability to offer a broad variety of reliable products and services tailored to customer needs and an effective support structure. As the market becomes more competitive, we believe that price, end-to-end solutions and a concentration on customer service plays a more important role.

Customers also require design, implementation and support services for network and desktop technologies, as well as supply and distribution of desktop and network equipment. The marketplace for fulfillment, desktop and network integration services is fragmented both geographically and in terms of competitor organizations. The main categories of competitors for these services include computer service companies, outsourcers, computer manufacturers and network integrators. Competitors include companies such as AT&T, Electronic Data Systems Corporation, IBM, BT, NCR Corporation, Unisys Corporation and Getronics N.V. Competition in fulfillment services is principally price driven while competition in desktop and network integration services is more a function of the ability to provide additional services including design, implementation and support services.

REGULATION

As with any international network services provider, we face regulatory and market access barriers in various countries resulting from restrictive laws, policies and licensing requirements. In our major markets, in terms of revenue, all of our current and planned data network services are now open to competition, and in some cases no license at all is required. In most other countries with significant revenue potential, licenses or arrangements with a local licensed operator make it possible for us to offer our full range of data network services. Nevertheless, some restrictive telecommunications laws and practices in certain countries give rise to constraints, risks and uncertainties which will for a time affect our ability to develop and market our full portfolio of existing and future services.

We believe we are substantially in compliance with applicable telecommunications regulations in our primary revenue-generating markets. In the remaining countries, some or all telecommunications services are subject to restrictive or monopoly regimes. We are unauthorized to provide services in such countries without entering into an arrangement with the incumbent telecommunications operator. As a result, compliance issues exist for certain services in a number of these countries. We cannot guarantee that we will be able to either enter into or maintain the requisite arrangements with the incumbent provider or will be able to comply with local regulatory requirements at a reasonable cost or at all.

WTO Agreement and Its Implications

On February 15, 1997, 69 countries at the World Trade Organization (“WTO”) reached agreement to liberalize market access and introduce national treatment in basic telecommunications services. In February 1998, the commitments of the signatory countries became formally binding on their governments. By the end of 2001, 84 countries had made commitments with respect to basic services.

The Doha Round of negotiations, which includes telecommunications services, is now underway but is not due to be completed until 2004 at the earliest. Although the WTO agreement on telecommunications services is an encouraging development, it does not overcome continuing regulatory obstacles in many countries. By way of example, the accession of China was the most significant development in the WTO in 2001. However, in telecommunications, China has only committed to phased geographic and foreign investment liberalization culminating in country wide access in basic services within 6 years, subject to a cap of 49% on ownership by foreign investors. With respect to value added services, China will liberalize within two years subject to a 50% foreign investment cap.

Generally, most of the countries that maintain telecommunications monopolies have not participated in the WTO negotiations. Other countries have made only limited commitments such as excluding voice services or postponing the opening of any type of voice competition for many years. Moreover, in less developed countries that are not well prepared for competition or for effectively regulating a liberalized market, gaining the requisite experience and expertise is likely to be a long and difficult process. Finally, even in liberalized countries, there remain considerable “post-liberalization red tape,” such as complicated licensing rules, some foreign ownership limits, high fees and undeveloped competition and interconnection safeguards.

Corporate Presence

In a number of jurisdictions, we are permitted to provide service to local customers only after first establishing a corporate presence, either through the incorporation of a subsidiary or the registration of a branch or representative office. We generally establish such a local presence in each of the jurisdictions where such a presence is legally required. In jurisdictions where we have not yet established a corporate presence, we usually rely on indirect channels such as an arrangement with the incumbent PTO.

Regulatory Analysis by Service Type

        Managed Data/ IP Network Services

The core of our network services business is the provision of managed data/IP network services to corporate customers on an intra-corporate basis. These services are generally characterized for licensing purposes as data transmission services or value added services. We are authorized by law or by license (either individual or “class” license) to provide these services in the major and material revenue-generating countries in which we provide network access. In the European Union, these services may be provided upon a simple registration, notification or authorization procedure.

Countries in which we operate, but are not formally licensed or authorized to provide managed data/IP services, can be grouped into three categories:

•	countries in which we temporarily rely on indirect channels pursuant to contractual arrangements with other operators, pending the approval of our applications for authority to operate;

•	countries in which we have established arrangements with an incumbent or local licensed network operator or service provider; and

•	countries in which we are not prohibited from offering certain services and do so with the acquiescence of the local authorities, but without holding any formal telecommunications license.

This third category of countries generally includes only lower revenue generating countries. For countries that fall into this category, we only offer service where the relationships with local authorities and operators are strong and where we determine that the authority to operate, even where informal, is reliable. A risk nevertheless exists that local authorities in a country could deny requests for new Network connections to our customers or require that customers be disconnected. We believe that this risk is remote and will diminish over time further with the advance of liberalization. Furthermore, the impact on our revenues and operating ability would not be material.

Corporate Voice Services

We provide our international corporate voice services (“ IP VPN for Voice”) only in those countries where the regulatory regime permits us to do so. Most countries’ laws fall generally within one of the following four regulatory categories (in order of the most restrictive to the least restrictive):

•	corporate voice services, however defined, are expressly prohibited, except by the local incumbent telecommunications operator. (In some of these countries, exceptions may exist for private networks and closed user groups, enabling SITA, for example, to provide global voice services to companies in the air transport community);

•	corporate voice services are permitted, but only insofar as the calls both originate and terminate on leased circuits (“on-net to on-net”);

•	corporate voice services are permitted, but only insofar as calls either originate or terminate on leased circuits, with or without the need to restrict the numbers that can be accessed on the public switched telephone network (“PSTN”); and

•	corporate voice services that involve both break-in and break-out on the PSTN are permitted provided that such services do not have a “public” nature.

     We believe that in jurisdictions in which we are providing corporate voice services, we are doing so in accordance with applicable regulatory requirements.

Corporate Internet Services

With limited exceptions, the corporate Internet services that we provide do not require any authorization beyond that we already hold for managed data/IP network services. The exceptions (which apply to all companies in this sector) are those countries that expressly restrict or prohibit the provision of public Internet access, in particular, certain countries in Asia, the Middle East and Africa. These countries in aggregate account for a very small percentage of our revenues. Because the regulation of Internet access is ill-defined or in flux in some countries, there is a risk that customers are using the Network to access the Internet in countries that may prohibit (or wish to prohibit) such access. We minimize this risk by proactively discontinuing such access when we become aware of any legal requirements to block such access. The offering of voice services over the Internet, and the use of the Internet by customers to conduct voice communications, continues to grow. The regulatory status of these activities is developing and we are carefully monitoring regulatory pronouncements on this subject to ensure future compliance.

Substantive Regulation in Key Markets

United States

The regulatory framework governing the offering of telecommunications services in the United States permits us to offer our complete portfolio of products and services without significant legal constraints. We may provide these services either on a facilities or resale basis. To the extent that a future service requires prior authorization, either by the Federal Communications Commission (“FCC”) or by a state public utility commission (“PUC”), we believe there is no significant risk that such an application would be denied or that we would face processing delays that would adversely affect us. Nonetheless, the regulatory classification and treatment of Internet-based services have not been authoritatively resolved in the United States or Europe. Certain Internet-related services may be subject to regulation in the future.

The offering of “basic” telecommunications services on a common carrier basis is subject to regulation in the United States. Entities that provide such services are classified as “telecommunications carriers.” Interstate and international common carrier services provided by a telecommunications carrier are subject to the FCC’s jurisdiction under Title II of the Communications Act. Intrastate telecommunications services (i.e., services that originate and terminate within the boundaries of a single state or the District of Columbia) are subject to regulation by the relevant state regulatory body.

Equant Operations, Inc., our wholly owned subsidiary, is authorized to provide interstate and international common carrier services on both a facilities and a resale basis between the United States and foreign locations, pursuant to its FCC authorization. Under this authorization, Equant Operations is subject to classifications and restrictions on certain international routes because of its affiliation with France Telecom. Specifically, we are classified as a dominant carrier on the international routes between the United States and France, Argentina, Jordan, Poland and Mauritius. As a dominant carrier on these routes, we have special reporting and compliance obligations. In addition, on the international routes between the United States and the Central African Republic, Chad, Cote d’Ivoire, Djibouti, El Salvador, French Guiana, French Polynesia, Guadeloupe, Madagascar, Martinique, Mayotte, Reunion Island, New Caledonia, Saint Pierre and Miquelon, Senegal and Wallis and Futuna, Equant can only provide international switched services through the resale of an unaffiliated U.S. facilities-based carrier’s international switched services. To the best of our knowledge, we are in compliance with this authorization.

In addition to common carrier services, we also provide customized “private carrier” services and “enhanced” or “information” services that are not subject to regulation by the FCC. To the extent we are subject to statutory and regulatory requirements for telecommunications carriers at the federal level, we are, to the best of our knowledge, in compliance.

Agreement with FBI/DOJ

In order to obtain regulatory approval of the Global One/Equant merger, Equant entered into an agreement with the Federal Bureau of Investigation (FBI) and the Department of Justice (DOJ) substantially similar in content to the agreements that telecom companies operating in the United States are generally required to execute. The agreement imposes a number of obligations on us relating to law enforcement and national security concerns related to the future operation of the merged network. We have has taken steps to comply with the obligations imposed by this agreement and we are, to the best of our knowledge, in compliance.

Consent Decree

Because of the merger with Global One, we are also now subject to certain obligations previously applicable to Global One under the consent decree originally entered into to permit the establishment of Global One in the United States. In 1995, the DOJ filed a complaint alleging that the proposed joint venture arrangements between Sprint, France Telecom and Deutsche Telekom relating to the formation of Global One would violate U.S. antitrust law. Prior to the merger, the consent decree remained in effect and applicable to France Telecom and Global One .

Under the Consent Decree, we were subject to a number of provisions covering: restrictions on the transfer of employees from France Telecom to Equant; restrictions on obtaining confidential information from France Telecom which they obtained as a result of their relationships with other U.S. telecom providers; reporting obligations pertaining to our previous relationship with Deutsche Telekom; all references to Sprint and the purchase of products and services from France Telecom.

Upon consummation of the merger, we filed a request with the DOJ to modify the consent decree to reduce our obligations under it. The DOJ has agreed to modify the consent decree and it has been approved by the United States District Court for the District of Colombia. Our remaining obligation under the consent decree is limited to some reporting requirements related to our purchase of products and services from France Telecom, including pricing, terms and conditions, and special discounts. The consent decree will expire by its terms on January 1, 2003.

European Union

Since the adoption of the European Commission’s Green Paper on the Development of a Common Market for Telecommunications Services and Equipment in 1987, the process of opening up national telecommunications markets in the EU has proceeded gradually. All of the Member States must incorporate principles of EU law into their respective domestic legal frameworks. Countries such as Poland, the Czech Republic and Hungary, in order to become members of the European Union by 2003 (or soon thereafter), are modeling their regulatory frameworks on the EU regulatory framework.

The twin legislative goals of liberalization and harmonization are reflected in a number of measures, which have a direct impact on our operations in the European Union. These include (in chronological order):

•	Directive 90/388 (the “Services Directive”) opened up to competition all telecommunication services (with the exception of satellite, mobile and telex) as long as those services did not fall within the narrowly defined concept of “public switched voice telephony.” The services opened to competition under the Services Directive in 1990 cover our entire current portfolio of services.

•	Directive 92/44 (the “ONP Leased Lines Directive”), as amended by EU Directive 97/51, requires that Member States ensure that a minimum set of leased lines is made available, and that minimum standards are satisfied with respect to the provision (by notified operators) of leased lines in terms of quality, duration and capacity.

•	Directive 96/19 (the “Full Competition Directive”), amending the Services Directive, liberalized the provision of both public voice services and the infrastructure supporting the provision of such services as from January 1, 1998.

•	Directive 97/13 (the “Licensing Directive”), effective as of December 31, 1997, harmonizes the key licensing criteria for telecommunications services and infrastructure. Under the terms of the Licensing Directive, telecommunications services must be licensed or authorized throughout the European Union on the basis of open, proportionate and non-discriminatory criteria. License fees should reflect the degree of administrative costs incurred in the issue, management, control and enforcement of the license or general authorization. The portfolio of network services we currently provide is subject to a general authorization requirement (i.e. simple notification, declaration or authorization procedures, or a “class license”). As a result of the European Commission’s ongoing review of the state of telecommunications liberalization under its “1999 Review” process, the offering of electronic communications networks and service shall be subject only to a general authorization (subject to necessary grants of individual rights of use for spectrum and numbers), from 2003.

•	In June 2000, the European Commission issued a consultative communication reviewing its 1998 decision entitled “Status of Voice Communications on Internet under European Community Law Communication” which stated that the provision of voice communications over the Internet qualified as a fully liberalized service under the terms of the Services Directive, because it did not satisfy the cumulative terms of the legal definition of “public switched voice telephony”. In December 2000, following responses to that consultative communication, the European Commission announced that the characteristics of voice over the Internet were still not such that it could be defined as voice telephony, and should therefore continue not to be regulated as such. However, the Commission has left open the possibility that voice over the Internet may over time evolve into a recognized form of “public voice” service. Nevertheless, such a characterization will become increasingly immaterial after the new regulatory package comes into force in 2003.

•	Access to the customers or services of other network operators is regulated throughout the European Union by Directive 97/33 (the “Interconnection Directive”), Directive 98/10 (“the Voice Telephony Directive”), and Regulation 2887/2000 (“the Local Loop Unbundling Regulation”), which came into effect on January 3, 2001. The combined effect of the Interconnection Directive and the European Commission’s Notice on the Application of Competition Rules to Access Agreements in the Telecommunications Sector (to the extent that it reflects current jurisprudence) is that, as of January 1, 1998, a harmonized regulatory framework is in place for the operation of interconnection and access agreements throughout the European Union. Moreover, the terms of the Voice Telephony Directive mandate the provision of “special network access” by operators with significant market power. This means that such operators must deal with reasonable requests for access to their network at network termination points other than the commonly provided termination points, at cost-oriented prices. Special network access has recently been elaborated upon by the Local Loop Unbundling Regulation that requires that incumbent operators provide other operators with shared and full access to their local access networks at cost-oriented prices.

•	The access and interconnection regulatory regime that has developed out of the “1999 Review”, and which will come into force in 2003, adopts a different approach. The underlying right (and obligation) to negotiate interconnection remains, but it is now imposed on all operators of public communications networks. Access and interconnection must be offered on terms that are consistent with obligations imposed by regulatory authorities. In particular, regulators may impose obligations on entities that control access to end users to ensure end-to-end connectivity. In addition, where an operator is designated as having significant market power (a concept now approximating that of dominance) on a specific market as a result of a quantitative market analysis, regulatory authorities may impose one or more of the following obligations, as appropriate: transparency (requiring specified information to be made public); non-discrimination; accounting separation; access to, and use of, specific network facilities (including interconnection, access to operational support systems, collocation and other forms of facility sharing, open access to technical interfaces, the provision of specific wholesale services and access to specified network elements and/or facilities).

•	The Commission’s “1999 Review” is now complete, and the major package of new Directives will be provided to the Presidents of the Council and European Parliament on February 6, 2002 for signature. Member States must adopt and publish the laws, regulations and administrative measures necessary to comply with the new package within 15 months of the publication of the package in the Official Journal. The new package should reduce barriers to entry (through the even greater emphasis on general authorizations), will remove some historic technology-based regulatory asymmetries (through the use of the concepts “electronic communications networks” and “electronic communications services” and should facilitate the introduction of more proportionate regulatory measures.

United Kingdom

The Telecommunications Act (1984) (the “Act”) provides the regulatory framework for the provision of telecommunications services in the United Kingdom. The authorization regime established by the Act is largely infrastructure-based (i.e., “systems” are licensed, with licenses for the provision of specific services being the exception), and is based on licenses, rather than regulations or other generally applicable instruments. There are two broad types of licenses, individual and class. Finally, with minor exceptions, regulatory treatment under the Act does not hinge on whether the license applies to voice or data.

We provide our MDNS and VAS on an international basis under the Telecommunication Services class license (the “TSL”). This authorizes the provision of telecommunications services of any description, other than international switched voice, broadcasting and conditional access services. The TSL allows the connection of the licensee’s telecommunications system to essentially any other licensed UK system, and allows the commercial supply of services to third parties.

EGN B.V., our wholly owned subsidiary, is allowed to own and operate international transmission facilities, such as transatlantic IRUs, originally authorized under an International Facilities License. This license was converted in 1999 into a license for Public Telephone Operator with international facilities (a “combined PTO/IFL” license) as part of the rationalization of the United Kingdom licensing system. This license authorizes full rights to national and international interconnection. Our GVS and iVAD services are provided under this license.

Prior to the merger, Global One was providing a similar portfolio of voice and data services under its own individual PTO license. We currently hold and will continue to hold both PTO licenses until the Network and corporate integration is completed. We will then consider terminating one of the licenses. Internet access services are not subject to service-specific regulation in the United Kingdom. Most Internet service providers operate under the TSL class license (i.e., on the basis that it is a break-out only at one end or a variant of MDNS, which is not so restricted).

France

As a result of the adoption of the 1996 Telecommunications Act, which came into effect on July 28, 1996, and subsequent decrees on interconnection, universal service, numbering, licensing, rights-of-way and most recently local loop unbundling, the French regulatory regime is now one of the most comprehensively liberalized in the European Union. Only the provision of public voice telephony services or the operation of infrastructure requires individual licenses. Our MDNS, GVS, iVAD and Internet access services currently do not require any form of authorization. However through our subsidiary Equant Telecommunications SA, we do also hold individual licenses L33-1 (network infrastructure for the Ile-de-France region) and L34-1 (public voice telephony – national coverage).

Germany

The legal framework for regulation in the telecommunications sector was transformed with the entry into effect on August 1, 1996 of the Telecommunications Act of 1996 (the “TKG”) and its implementing ordinances adopted during the course of 1996 and 1997. The TKG has liberalized all telecommunications services (including public voice services from January 1, 1998) subject to a licensing regime that is fundamentally in conformity with European Community law. For fixed telecommunications, individual licenses are only required for the ownership and operation of transmission lines (a Class 3 License), or the provision of Public Voice Telephony (a Class 4 License). All other service activities are subject only to notification to the regulatory authority: Our full portfolio of services has been notified.

Additionally Equant holds a Class 3 license, allowing for the use of dark fiber for selected intra-network links in the vicinity of Frankfurt, and a Classe 4 license in the same area. The merger with Global One makes available an additional Classe 3 license and also a nationwide Class 4 license. This latter provides Equant with the right to interconnect with DT and consequently cost-based call origination and termination throughout the German PSTN

On the basis of the Teleservices Act of 1997, Internet services are not subject to licensing requirements.

Regulatory Assessment of Other Markets

Currently, we are able to offer services in many Asia Pacific, South and Central American and central and eastern Europe jurisdictions, and the regulatory regimes in many of these countries are liberalizing rapidly. We cannot guarantee, however, that changes in the regulatory environment in these and other regions will not result in our being subject to fines or other enforcement actions or being further limited in the services we offer, which could individually or in the aggregate have a significant adverse effect on us.

Asia Pacific. Regulatory regimes vary greatly in character throughout the Asia Pacific region. At the liberalized end of the range, Japan, Hong Kong, Singapore, Australia and New Zealand have deregulated both international data and voice services, which we provide currently in all five countries. Korea, where we are authorized to provide data services, has opened MDNS to competition for some time, and at the beginning of 2001 removed all foreign ownership restrictions on the provision of voice services. Similarly, the Taiwanese government opened up the voice market in mid 2001, providing opportunities for us to expand beyond our current MDNS and intra-corporate voice VPN license coverage. We intend to apply for voice licences in both countries in 2002.

In other countries in the region, such as India, Indonesia, the Philippines and Thailand, we have for some time provided various services in our portfolio pursuant to agreements with licensed local operators, since in these countries licenses are unavailable or difficult to obtain by foreign service providers. We also recently concluded similar agreements with licensed local operators in China and Vietnam that formally authorize us to provide MDNS and VAS in those countries. Some of these markets such as India and Indonesia are expected to open further in 2002 and licenses should more readily be available for our core portfolio of services, such that our current agreements with local operators could be supplemented or replaced.

South and Central America. Corporate data and voice network services are relatively liberalized in the major South American countries, including Argentina, Brazil, Chile, Colombia, Peru and Venezuela, and in parts of Central America. We currently provide MDNS, switched and packet voice in these countries, to the extent permitted under our own licenses, through our arrangements with licensed local operators or through SITA authorizations.

Central and Eastern Europe . Telecommunications services are liberalized in varying degrees in a number of the major countries.

The new Swiss telecommunications law is designed to be in harmony with the European Union framework. In these countries we hold licenses to provide the full range of our service portfolio, including voice services.

Our operations also involve all of the Eastern Europe countries, some of which are aligned with the Western Europe regulatory environment and may be joining the European Union in the near future. For example, in the Czech Republic and the Slovak Republic, where the telecommunications markets have been fully liberalized, and in Poland and Hungary, we are authorized to provide our full data service portfolio. In Russia, we hold the necessary licenses for providing our full service portfolio, including voice.

Elsewhere, the Baltic States are on course for membership of the European Union and their telecommunications markets are almost fully liberalized. In Latvia, we provide data and corporate voice services; in Estonia and Lithuania we are in the process of establishing legal entities to enable us to provide services under our own name.

ORGANIZATIONAL STRUCTURE

As of June 29, 2001, when France Telecom’s wholly-owned subsidiary, Atlas acquired a 54.3% interest in Equant, N.V., we became a member of the France Telecom group. For a description of our arrangements with France Telecom, see “Item 7. Major Shareholders and Related Party Transactions”.

Our significant subsidiaries are as follows:

		Shareholder within the
Name of subsidiary	Country of incorporation	Group	% ownership
Equant Finance B.V.	The Netherlands	Equant N.V.	100%
EGN B.V.	The Netherlands	Equant Finance B.V.	100%
Equant Network Services Ltd.	U.K.	Equant Holdings UK Ltd.	100%
Equant Network Services, Inc.	Delaware, U.S.A.	Equant Holdings U.S., Inc.	100%
Equant U.S., Inc.	Delaware, U.S.A.	Equant Holdings U.S., Inc.	100%
Equant Integration Services, Inc.	Georgia, U.S.A.	Equant Holdings U.S., Inc.	100%

Equant Network Services International Corp.	Delaware, U.S.A.	Equant Holdings U.S., Inc.	100%
Equant S.A.S	France	Equant Finance B.V.	100%
Equant Proton Holdings Ltd.	Grand Cayman, B.W.I.	Equant Finance B.V.	100%
Equant Network Services Pte. Ltd.	Singapore	Equant Holdings UK Ltd.	100%
Equant Integration Services, S.A.	Switzerland	Equant Finance B.V.	100%

Global One Communications Holding Limited	UK	Global One Communications Holding BV	100%
Equant Network Services International Limited	Ireland	Equant Network Systems Ltd.	100%

PROPERTY, PLANTS AND EQUIPMENT

At December 31, 2001, the total net book value of our property, plant and equipment was $1,077.4 million, of which Network assets, such as packet switches and routers, accounted for approximately 68%. We lease node sites and other facility locations and sales and administrative offices throughout the world. Our principal properties are our executive offices in Atlanta and Amsterdam and other administrative offices and facility locations in Paris, Reston, Virginia and in Slough, England, all of which are leased. We believe that, taken as a whole, our properties are in good operating condition and are suitable and adequate for our operations. For a description of our Network, see “– Business Overview – The Network.“For a discussion of our capital expenditure plans, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditure”.

GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the general reader in understanding certain terms as used in this document.

Term	Definition

Asynchronous	A method of data transmission in which data is transmitted one character at a time.
ATM	Asynchronous Transfer Mode, a switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit long packet or cell. ATM-based transport was specially developed to allow switching and transmission of mixed voice, data and video at varying rates. The ATM format can be used by many different information systems, including Local Area Networks.
Bandwidth	The capacity of a communications channel measured in bits per second.
Broadband	A generic term for high speed or high capacity connections.
Capillarity	Local network presence within a country.
Character	A unit equal to one byte (or 8 bits), used as a measurement of data traffic.
Circuit Switching	A process that, on demand, connects two or more data or voice terminal equipment and permits the exclusive use of a circuit between them until the connection is released.
Connections	A dedicated link from the customer to the Network using a variety of access and network protocols.
CoS	Class of service
CPE	Customer Premises Equipment
Extranets	Managed networks that operate like the Internet but are designed for inter-corporate use with more consistent performance and better security.
Frame Relay	A wide area transport technology that organizes data into units called frames instead of providing fixed bandwidths as with private lines. Typically used to connect dispersed LAN’s.
GSM	Global system for mobile communications.
GPRS	Generalized Packet Radio Services, data services over GSM
IDSL	ISDN Digital Subscriber Line, which provides line speeds of 128/144 Kbps.
Intranets	Managed networks that operate like the Internet but are designed for internal corporate use with more consistent performance and better security.
IP	Internet Protocol, an internetworking standard that enables ready communication across data networks regardless of the hardware and software used.
IPSec	IP security, a set of standards that provides confidentiality and authentication of packets at the IP layer, which includes a tunneling mode that may be used to build encrypted, authenticated tunnels in a VPN.
IRU	Indefeasible Right of Use. Someone owning an IRU has the right to use the cable for the time and bandwidth the IRU applies to.
ISDN	Integrated Services Digital Network, a generic term for a digital system that allows a variety of telecommunications services to be carried over the same digital network.
Kbps	One thousand bits per second, a rate used to measure transmission speeds.
LAN	Local Area Network. The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer’s premises and may be extended or interconnected to other locations through the use of bridges and routers.
LNO	Local Network Operator.

Managed Authentication	Adding a further layer of security management for clients, by hosting the servers and managing the process by which our clients’ remote users can gain access to their corporate networks.
Managed firewall	Managed firewalls provide security for a customer’s application from unauthorized access.
Mbps	One million bits per second, a rate used to measure transmission speeds.
MDNS	Managed Data Network Services is the generic name given to wide area network direct and dial access data transport services managed by a supplier and given a higher degree of functionality and security, and cost effectiveness than data transport services traditionally provided by public telecommunications organizations through leased lines.
MPLS	Multi protocol label switching, a set of technologies that optimizes IP switching by adding features of traffic, VPN and class of service management.
Node	In a network, a point in which a functional unit connects channels or data circuits.
Packet Switching	A method of switching used in data communications which divides data into segments, each of which is enclosed in individual “data envelopes” called packets. Packet switching has developed to include cell switching and frame switching.
PPP	Point to Point Protocol
PSTN	Public Switched Telephone Network.
PTO/PTT	Public telecommunications organization/ Post, Telephone and Telegraph administration.
Router	An interface between two networks often used in wide area or enterprise wide networks, designed to find the best route between any two networks and to provide network management capabilities such as load balancing, partitioning of the network, use statistics, communication priority, and trouble shooting tools that allow network managers to detect and correct problems even in a complex network environment.
SDLC	Synchronous Data Link Control, a protocol enabling host and terminals using the IBM SNA protocol to communicate transparently over networks.
SDSL	Symmetric Digital Subscriber Line, on which line speeds are the same in both directions.
SDH	Synchronous Digital Hierarchy
SLA	Service Level Agreement
SNA	System network architecture, the network architecture developed by IBM that defines the protocols used by IBM computers and communication devices.
STM1.	A digital transmission link with a capacity of 155 Mbps.
SVC	Switched Virtual Circuit
VoIP	Voice over IP, a set of technologies for providing integrated voice traffic over an IP based infrastructure.
VPN	Virtual Private Network.
VSAT	Very Small Aperture Terminal
WAN	Wide Area Network, a network connecting devices over long distance, often extending one Local Area Network to another.
X.25.	A standard for synchronous access to packet switched networks.
X.28.	A standard for asynchronous access to packet switched networks over public switched telephone networks.

Item 5.   Operating and Financial Review and Prospects

You should read the following discussion in conjunction with the Consolidated Financial Statements, including the Notes thereto, found elsewhere in this document. The Consolidated Financial Statements have been prepared in accordance with French GAAP, which differ in significant respects from U.S. GAAP. Note 30 to the Consolidated Financial Statements provides a description of the significant differences between French GAAP and U.S. GAAP as they relate to our business and a reconciliation to U.S. GAAP of our net income and shareholders’ equity prepared in accordance with French GAAP. Note 30 also provides condensed combined consolidated statements of operations and cash flows for the year ended December 31, 2001 prepared in accordance with U.S. GAAP to assist the reader in assessing our results of operations and cash flows presented under U.S. GAAP. Global One’s Historical Combined Consolidated Financial Statements for the years ended December 31, 2000 and 1999 and the related notes are included elsewhere in this document.

Given the fundamental difference in the treatment of the combination of Equant and Global One under French GAAP and U.S. GAAP, we discuss our results of operations under U.S. GAAP as well as French GAAP. While under French GAAP the combination is treated as an acquisition of Global One by Equant, under U.S. GAAP the transaction is accounted for as a reverse acquisition of Equant by Global One. A discussion of the results of operations for the last three financial years under U.S. GAAP therefore requires a review of the historic performance of Global One (rather than Equant). The discussion of the results of operations of Global One for the years ended December 31, 1999 and 2000 was provided to us by the former Global One in connection with the France Telecom transactions. It includes Global One’s carrier and calling card business lines, which we did not acquire, and accordingly is not comparable to the businesses that we did acquire. The excluded businesses are included in the results of Global One from January 1, 1999 to June 29, 2001.

The presentation of financial information on a pro forma basis complies with French practice unless otherwise stated, but does not comply with Article 11 of Regulation S-X of the Exchange Act. The basis for the presentation of these financial statements is set out in Note 5 to the Consolidated Financial Statements. There can be no guarantee that we would have achieved results similar to those presented in the pro forma financial information had the business combination in fact taken place on January 1, 2000. The unaudited pro forma financial information is not intended to be a substitute for, and should be read in conjunction with, the Financial Statements included in Item 18, including the notes thereto.

                Operating and Financial Review under French GAAP

                Overview

Equant is a leading provider of seamless international data network services to multinational businesses. The network may be connected directly to the desktop, or it may be accessed remotely from portable computers or other network access interfaces. The network, which spans over 220 countries and territories, is the world’s largest commercial international data network in terms of geographic coverage.

Our operations and assets are spread throughout the world, with revenues and costs billed and incurred in more than 50 countries. The following table sets forth our revenues, by country, for the three countries accounting for the most revenues in the year ended December 31, 2001 based on the jurisdiction in which we invoice for our services. The table does not necessarily reflect the country in which revenue is earned. For example, one of our UK subsidiaries sends bills covering most of our European revenues. This revenue is categorized as revenue from the United Kingdom.

	Year ended December 31,

	1999	2000	2001

	(U.S. dollars in millions)
Revenues by country:

United Kingdom	$364.3	$455.7	$609.8
United States	323.4	528.7	636.5
Ireland	18.9	68.5	573.0
Rest of World	324.7	420.5	571.4

Total	$1,031.3	$1,473.4	$2,390.7

Factors Affecting Our Business

France Telecom transactions, Restructuring and Integration.

On June 29, 2001, we completed a number of transactions with France Telecom:

•	We acquired 100% of Global One in exchange for the issue of 80,617,348 Equant shares;

•	France Telecom, through Atlas, subscribed for 10 million of our convertible preference shares for $1 billion in cash;

•	We, France Telecom and SITA entered into a new agreement providing for a new relationship between us and SITA in relation to network services; and

•	France Telecom, through Atlas, acquired the Foundation’s 67,950,000 shares in Equant in exchange for 30,886,364 existing France Telecom shares.

France Telecom issued to our shareholders (other than the SITA Foundation) one Contingent Value Right for each ordinary share held on June 28, 2001. Each CVR entitles its holder to receive a cash payment from France Telecom of up to €15 at maturity on the third anniversary of the closing of these transactions, depending on the market value of our ordinary shares at that time.

Following completion of the transactions, we terminated the joint venture agreement with SITA, which previously governed our relationship, and replaced it with the agreements we describe below under “Item 7. – Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – Material Contracts”. The resulting relationship is one whereby we assume operational control and management of the network and use it to provide global telecommunications services to SITA to support the Air Transport Community.

On June 29, 2001, we also entered into a number of agreements with Transpac, a subsidiary of France Telecom, which establish the legal arrangements with France Telecom relating to the sale and support of our services in France. For a description of the France Telecom agreements, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – Material Contracts”.

We began an internal reorganization in mid-2001. We now offer our products and services through one centralized organization. Prior to January 1, 2001 we were comprised of three operating divisions. The new organizational structure consists of direct functional reporting to the CEO with a focus on customer facing activities in the Markets & Sales and Products organizations and network services in the Customer Service and Network organization. Results have been presented for all periods to give effect to this reorganization.

During the second half of 2000, the SITA/Equant Joint Venture Entity that managed the network underwent restructuring to create a process driven, rather than regionally focused, organization. As a result of this restructuring, we recorded restructuring charges of $14.0 million in 2000 and $5.1 million in 2001. SITA did not share the restructuring charge as we are the sole beneficiaries of this restructuring. The restructuring was completed in the first half of 2001.

During the last quarter of 2000, we initiated a plan to integrate our two larger divisions, Equant Network Services and Equant Integration Services, into a single organization. This integration became effective on January 1, 2001. As a result of this reorganization, we recorded restructuring charges of $4.9 million in 2000 and $0.4 million in 2001, primarily for severance costs, and other costs related to headcount reduction.

Following completion of the France Telecom transactions in June 2001, we began to integrate our business with Global One and the SITA/Equant network Joint Venture. Under the terms of the Contribution Agreement between France Telecom and us, we are sharing certain restructuring and integration costs for a period of two years following June 29, 2001. France Telecom has agreed to reimburse us for half the costs of employment and termination of the first 2,500 of our employees (including employees to be transferred from SITA to us pursuant to the SITA/Equant network Joint Venture) or Global One employees that we identify as not necessary for our long-term operation. For a period of two years following June 29, 2001, the Contribution Agreement obligates France Telecom to participate in the non-personnel related integration and restructuring costs we expect to incur with respect to the integration of Global One and the SITA network and the realization of related synergies. France Telecom is to bear, or reimburse us for, 50% of the first $240 million of these costs and 100% of the next $90 million of these costs.

The integration of the networks is being implemented in distinct phases, including transmission layer integration, core network integration, service platform integration and site integration. During the second half of 2001, we were able to rapidly eliminate overlapping circuit capacity. At the end of the integration process in December, 2002, we will be operating a single unified network and back office tools for all of our new and existing customers. Unification of the two networks is expected to generate significant savings. Network integration initiatives continue into 2002.

The operating savings are expected to be derived from synergies in the areas of network staff, third-party contracts and circuit capacity. The staff synergies will be made possible by the consolidation of the main common network functions that resided in both companies, such as customer service centers, provisioning centers and network monitoring centers. The third-party contract savings are expected to stem primarily from achieving higher volume discounts on existing local PTT and maintenance vendor contracts,.

We also aim to reduce costs by replacing multiple lower-speed connections, such as E-1/T-1s, with STM-1 or other high-capacity lines, especially in the world’s major financial centers where the two former companies maintained a large network presence. In addition, we are integrating our formerly separate fiber capacity and leveraging the fiber assets of France Telecom, which has major stakes in the principal underseas cable ventures and operates continental fiber optic backbones in Europe and North America.

In addition, site costs will drop substantially as the two networks become one and the total number of network sites is reduced. To date, we have identified approximately 90 redundant network sites in cities with multiple access points. We plan to close approximately 50 of these by the end of 2002 without reducing coverage or network resilience. Moreover, the rapid progress on network integration and savings based on synergies enabled us to increase the level of our projected reduction in capital spending to $150 million per year from the initial projection of $75 million per year. We expect to incur substantial future costs to restructure and integrate Equant, Global One and SITA/Equant network Joint Venture.

Pricing Policies

The prices we charge for our services vary depending on the nature of the service being provided, service speed, geographic location and committed utilization of our capacity. In general, prices are set as either one-time charges (typically installation charges) or monthly charges. The type of monthly charges varies due to the nature of the product or service being sold. Monthly charges may be volume sensitive, such as for our voice transmission Internet dial-up service, or flat rate, such as for Frame Relay Private Virtual Circuits or for Ports. The amount of flat rate monthly charges typically varies according to the bandwidth and customer geographies. Depending on the service, pricing can be aggregated, offering customers fully packaged solutions. In such circumstances, the price may include a variety of components, such as managed routers and network services.

Once we establish base service prices, we take further factors into account, such as charges for additional network services. The pricing decision is then subject to further adjustment depending on the breadth of the service package. We also sometimes offer discounts to larger volume customers who are prepared to guarantee revenue levels over a designated period. In addition, some of our customer contracts have pricing review clauses to reflect benchmarking against market prices.

Long Contract Durations

Our customer contracts generally have terms of between three and four years, although some of the larger contracts may run for periods of up to seven years, while Global One contracts usually ran for periods between 12 and 24 months. We typically include price validation clauses and other performance benchmarking provisions in many of our contracts. These clauses may cause us to adjust the price up or down in response to changes in market prices. The effect of these clauses is usually to reduce prices, given generally declining prices for network equipment and bandwidth on a per unit basis. The length of our contracts introduces an element of predictability into our revenues. In addition, we are frequently able to extend the scope of existing contracts when customers increase the number of locations through which they access the network, the speed of that access or the sophistication of the products and services they use, or extend the term for existing services.

Exchange Rates

We receive revenues and incur costs in more than 50 countries and, as such, we are exposed to the risks associated with movements in currency exchange rates. See “—Impact of Changes in Exchange Rates” on page 71.

Radianz, Our Joint Venture With Reuters

In the second quarter of 2000, Reuters and we formed Radianz, a new company which is 51% owned by Reuters and 49% owned by us. Radianz, which commenced operations on July 1, 2000, plans to develop the world’s largest secure IP network for the financial services industry. Radianz customers include Knight Trading Group, Inc., Computershare, and LIFFE.

We have equal representation on the board of Radianz with Reuters and the provisions of the shareholders agreement we entered into with Reuters regarding Radianz suggest that operating decisions are jointly controlled. However, in practice, (and principally due to Radianz’s start-up nature), we are unable to invoke joint control because Reuters remains both the dominant supplier and customer of Radianz, and accordingly is in a position to affect significantly the operations of Radianz without our prior approval.

We have contributed $225 million to Radianz and have also agreed to provide $125 million in services to Radianz over a period of up to ten years. In addition, we agreed to contribute a number of customer contracts, which in 1999 generated approximately $17 million of annual revenue, to Radianz, and agreed not to pursue new customers in the extranet financial services industry. Over time, Radianz will seek to connect customers who may be, or may otherwise have become, our customers.

We have transferred approximately 70 employees to Radianz. Reuters has transferred telecommunications network assets and approximately 400 employees to Radianz. Reuters has also sold Reuters Connect Services, its telecommunications business serving the financial community, to Radianz. Radianz has been loss making since inception and is not expected to make a profit in 2002.

We account for our 49% interest in the venture on the equity basis since we are unable to exercise joint control over Radianz, and our share of the results are shown as a single line item “Equity in loss of affiliate”. We provide supplementary summary information in the Note 15 of the Consolidated Financial Statements, which includes an explanation of why we are unable to exercise joint control in addition to showing our share of the net income of Radianz, as well as the gross revenues and costs of the joint venture company.

Radianz will utilize Reuters’ network which currently has more than 60,000 connections to financial services customers’ sites worldwide. Our agreement with Radianz obligates us to migrate portions of Radianz’s backbone network onto our network by July 2003. We have agreed to deliver cost savings on the operation of the migrated network. Under the terms of our current agreement with Reuters, we are required to compensate them in cash for any shortfall in the cost savings anticipated in the agreements (which are calculated using detailed formulae). The migration and cost reductions are currently behind due to a number of operational factors relating to the joint venture. Both Reuters and we have expressed interest in revising our arrangements to alleviate disadvantages each party perceives under the current agreements. Accordingly, we are currently renegotiating portions of the agreement with Reuters, including those relating to network configuration, migration and cost savings. If these negotiations are unsuccessful or are concluded on terms not more advantageous to us than the current terms, we may be required to compensate Reuters under the cost savings provisions. While we cannot now quantify the amounts we may have to pay, they could be material and could adversely affect our result of operations and financial position, including our cash position.

Other Factors Affecting Costs

In addition to the effect on expenses of the growth-related factors increasing our revenues, several further factors tend to affect our costs. We realize reductions in unit costs of our network activities as speed and bandwidth increase and as increased deregulation and competition in local markets and technological advancement drive prices downwards.

Critical Accounting Policies

A company’s choice of accounting policies can affect its reported results of operations and financial position significantly. Two companies entering into the same transaction can show quite different results depending on the way they apply accounting rules.

Since becoming a member of the France Telecom group, we now prepare our financial statements in accordance with French GAAP. French GAAP differs in a number of respects from U.S. GAAP, and a detailed description of the more significant differences that apply to us is provided in Note 30 to the Consolidated Financial Statements.

Revenue recognition

Like many companies in the telecommunications industry, revenue recognition is the accounting policy that most affects our results of operations and financial position. This policy is critical in two respects: it determines whether a transaction is treated as an increase in revenues or a reduction in costs; and it dictates when to record revenue in the income statement.

We only recognize cash inflows as revenues when we act as principal in the underlying transaction. We act as France Telecom’s agent on a limited risk basis for its pre-paid and post-paid calling cards in various countries. We are also the distributor for France Telecom’s carrier business outside France. In light of this limited risk to the Company of providing these services, the Company earns a fee of 0.5 percent. The amounts invoiced are passed through to France Telecom less the Company’s fees. Both of these commercial relationships derive from distribution agreements originally executed by France Telecom and Global One. We also perform certain administrative and support services for France Telecom, for which we are reimbursed by France Telecom at cost. These arrangements had a significant effect on our results– of the $332 million of transactions with members of the France Telecom group that took place between July 1 and December 31, 2001, only $135 million were recognized as revenues since we were acting as agent in the remainder of the transactions.

Our network services contracts may last for up to seven years, with cash being receivable at various stages over that period. We defer both revenues, including one-off connection fees, and the related costs of providing our services and spread them over the contract life. Even if we have entered into a binding contract with a customer and have received cash in advance, we defer recognition of revenue until we render our services or physically deliver a product. Revenues from the sale of technical equipment to customers that meet the criteria of sales-type-lease accounting are recognized immediately upon transfer of the rights and obligations of ownership to the purchaser. If a sale of equipment does not meet these criteria the revenue is deferred and amortized.

Capacity transactions

The decision whether to classify certain cash outflows as capital expenditures or expenses also has a significant effect on our financial statements. We purchase capacity on major international routes where it is economic to do so. The agreements we enter into (known as Indefeasible Rights of Use or IRUs) are similar in nature to capital leases and are accounted for as such only when all qualifying conditions are satisfied. These agreements typically involve the prepayment of all lease costs. These payments are recorded within intangible assets in the balance sheet, with an annual amortization charge passing through the income statement.

Property, plant and equipment

Under the terms of our relationship with SITA for the management of the network, both under the former Joint Venture Agreement and the current Network Services Agreement, we are required to fund all capital expenditures on the network, except for those assets that are to be used solely for SITA’s customers. Although we manage the entire network and approve all network capital spending, we do not legally own SITA’s Local Network Operators, which we call LNOs, where some of these assets are deployed. For these assets, our accounting reflects the economic reality of the transactions and accordingly we treat these expenditures as equipment purchases. If this treatment had not been adopted, approximately $125 million of our network assets as at December 31, 2001 would have been classified as loans to SITA. There would be no change in the statement of operations nor the statement of cash flows as we are charged for the related depreciation expense by the SITA LNOs, the liability for which is offset by reduction of the SITA loan.

The new arrangements that replaced our joint venture with SITA give us control over the entire network without legal ownership of some of the underlying assets. This now requires us to recognize all costs of the SITA LNOs on the basis of our contractual control of their operations. Aside from our investment in Radianz, all of our activities are fully consolidated.

Business combinations and Impairment

The difference between the French GAAP and U.S. GAAP treatment of our acquisition of Global One has a fundamental effect on our results of operations and financial position. Under French GAAP, we are not required to take into account the series of transactions that resulted in France Telecom acquiring majority control of us. The transaction is regarded as an acquisition by us of Global One, and the results of Global One are included in the income statement from June 30, 2001. Under U.S. GAAP (EITF 90-13 “Accounting for Simultaneous Common Control Mergers”), the acquisition must be accounted for as a reverse acquisition in which Global One acquired us, since France Telecom became the majority shareholder in the combined entity. Global One is viewed as the predecessor entity, and our results for the period January 1 to June 29, 2001 are excluded from the income statement for the year ended December 31, 2001.

We have chosen to apply the purchase method of accounting under paragraph 215 of Rule 99-02 of the Comité de la Réglementation Comptable. Under this method, we carry over the historical carrying value of Global One in our financial statements because we acquired over 90% of Global One in a single transaction through the issue of shares. If we had not applied this accounting treatment we would have been required to recognize approximately $500 million of goodwill as an asset, rather than writing it off directly to equity. Using an economic life of 20 years, this would have resulted in recognition of approximately $12.5 million of amortization in 2001.

The U.S. GAAP treatment requires recognition of approximately $10.2 billion of goodwill and other intangible assets, of which some $6.7 billion arises from the acquisition itself and approximately $3.5 billion arises from the ‘push down’ by France Telecom of goodwill generated on the purchase of the interests of Sprint and Deutsche Telekom in Global One. We have amortized this goodwill using an economic life of 20 years, which reflects our view of its useful life. If the useful life were reduced by one year, our consolidated net loss as reported under U.S. GAAP for the year ended December 31, 2001 would have increased by approximately $13 million.

Under both French and U.S. GAAP long-lived assets, including goodwill, are subject to an impairment review when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant falls, other than temporary, in the market price of our ordinary shares. The need for recording an impairment is determined by reference to the sum of undiscounted cash flows based on economic assumptions and forecasted operating activities approved by our management. When a write-down is deemed necessary, it is calculated by reference to the difference between the carrying value and the fair value. The determination of the fair value is based on valuations which differ depending on the method used. Significant management judgment is involved in the valuation process. Valuation methods we use include discounted cash flows using appropriate rates and considering other opportunities related to the acquisition such as synergies resulting from the integration as well as the strategic value of the acquired company to us, or by reference to quoted market prices. These estimates, as well as the use of certain valuation methods, are the basis for the evaluation of the value in use of goodwill and therefore the amount of any impairment.

We recorded a U.S. GAAP impairment charge of $7.5 billion against goodwill in 2001 as a result of the significant deterioration of the telecommunications market. If the control premium used in our assessment of the fair value of long lived assets as at December 31, 2001 was reduced by 5% the impairment loss would have risen by approximately $150 million.

Control of affiliates

Companies which we own, or which we control, are fully consolidated. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method.

French GAAP requires the proportional consolidation of entities which are under the joint control of two or more parties. (Proportional consolidation is not permitted under U.S. GAAP except in certain very specific circumstances that do not apply to Equant). Our investment in Radianz has been accounted for under the equity method of accounting because we are currently unable to exercise joint control over its operations. Reuters is both the dominant supplier and customer of Radianz and therefore is in a position to affect significantly the operations of Radianz without our prior approval.

If we had not accounted for Radianz using the equity method our revenues for the year would have increased by approximately $170 million and our operating loss would have increased by approximately $30 million. There would have been no effect on our net loss for the year.

Use of unaudited data to record our share of the results of affiliates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses in the year. The 2001 financial statements of Radianz have not yet been audited and we have based the amount of loss we recognize on unaudited information. The audited financial statements of Radianz may differ from this unaudited information, and our share of the loss for the year could therefore change. We would recognize the effect of any such change in the year ended December 31, 2002.

Non-recurring charges

Non-recurring charges represent amounts arising from significant reorganizations of the Company and are shown as an operating cost on a separate line of the Consolidated Statement of Operations. Under French GAAP it is possible to classify non-recurring charges as either ‘operating’ or ‘non-operating’ – if we had chosen to classify our restructuring activities as non-operating our operating loss for 2001 would have been reduced by $110 million.

Amounts recoverable from France Telecom under the Contribution Agreement in respect of restructuring and integration of Equant, Global One and the SITA Equant network Joint Venture are shown as a reduction to non-recurring charges. French GAAP also permits these amounts recoverable to be treated as revenue – adopting such treatment would have increased revenues and non-recurring charges for 2001 by $79 million. Under U.S. GAAP, amounts recoverable are accounted for as capital contributions and recorded as additional paid-in capital – this difference is included in the reconciliation of French GAAP to U.S. GAAP in Note 30 to the Consolidated Financial Statements.

Share based compensation

We have on various occasions granted awards of our shares to our employees under an employee share award plan, as well as issuing share options to management and employees. Under French GAAP ‘Share Plan Costs’ reflect the income or expense arising from the repurchase of shares on the open market, the issue of shares held in treasury, and social charges payable by the Company on share option and share award plans. If we issue new shares to satisfy the exercise, then the difference between the par value and the exercise price is recorded as an addition to Additional paid-in capital, a component of Shareholders’ Equity, with no impact to the Statement of Operations. If we repurchase shares on the open market or issues shares held in treasury, then difference between the repurchase price of the shares and the exercise price is recorded as a charge to income on the Statement of Operations, within ‘Share Plan Costs’. Social charges payable by the Company on the fair value of shares granted are accrued over the period between the dates of granting and vesting, based on the expected exercise rates, and are charged to ‘Share Plan Costs’.

Under U.S. GAAP, as permitted by SFAS No. 123 ‘Accounting for Stock-based Compensation’, the Company applies Accounting Principles Board Opinion No. 25 (APB 25) ‘Accounting for Stock Issued to Employees’. Under APB 25, compensation expense is recognized as the difference between the quoted market price of the stock, at the measurement date, and the exercise price of the award. Any compensation cost is charged to expense over the period in which the related services are provided. The compensation expense under US GAAP does not include social charges until such time that such charges are payable upon exercise of the awards.

Our choice of this accounting policy has an effect on our reported results of operations and financial position – if we had instead accounted for stock-based compensation using the fair value method as permitted by SFAS No. 123 the charge for the year would have increased by approximately $7 million.

Results of Operations for the Year Ended December 31, 2001, Compared to the Year Ended December 31, 2000 based on French GAAP

The following table sets forth our statement of operations for the years ended December 31, 2000 and 2001 and the percentage change between the two periods:

	At or for the year ended December 31,		% change from 2000 to
	2000	2001	2001

	(U.S. dollars in millions, except
	percentages)
Revenues	$1,473.4	$2,390.7	62.3%
Cost of products and services	(989.0)	(1,847.0)	86.8%
Other operating income	—	146.4	n/a

Gross profit	$484.4	$690.1	42.5%
Selling	$(174.9)	$(255.1)	45.9%
General and Administrative	(132.4)	(299.7)	126.4%
EBITDA (1)	177.1	135.3	(23.6%)
Depreciation and amortization, excluding goodwill	(166.8)	(299.2)	79.4%
Share plan costs (2)	24.1	7.1	(70.5%)
Non-recurring charges (3)	(18.9)	(110.2)	483.1%

Operating profit/loss	$15.5	$(267.0)	n/a
Finance charges	$(10.7)	$(17.9)	67.3%
Loss on impairment of investments accounted at cost	(22.1)	(13.1)	(40.8%)
Income taxes	(4.4)	(41.6)	845.5%
Equity in loss of affiliate	(9.5)	(25.3)	166.3%

Net loss from continuing operations before minority interests and goodwill amortization	$(31.2)	$(364.9)	1,069.6%
Goodwill amortization	$(16.1)	$(21.7)	34.8%
Minority interests	(0.3)	(0.6)	100.0%

Net loss from continuing operations	$(47.6)	$(387.2)	713.4%
Net loss of discontinued operations	(0.3)	(2.6)	766.7%
Gain on disposal of discontinued operations	—	13.4	n/a

Net loss	$(47.9)	$(376.4)	685.8%

Unaudited pro forma income statements for the years ended December 31, 2001 and 2000

The following table is not intended to replace the Consolidated Financial Statements prepared in accordance with French GAAP. The table sets forth certain unaudited pro forma condensed combined financial information for the years ended December 31, 2001 and 2000 as if the acquisition of Global One and the integration of the SITA Equant Joint Venture had occurred on January 1, 2000. The Company believes that this unaudited pro forma condensed combined financial information provides useful disclosure for comparing periods before and after the combination.

The presentation of financial information on a pro forma basis complies with French practice unless otherwise stated, but does not comply with Article 11 of Regulation S-X of the Exchange Act. The basis for the presentation of these financial statements is set out in Note 5 of the Consolidated Financial Statements. There can be no guarantee that Equant would have achieved results similar to those presented in the pro forma financial information had the business combination in fact taken place on January 1, 2000. The unaudited pro forma financial information is not intended to be a substitute for, and should be read in conjunction with, the Financial Statements included in Item 18, including the notes thereto.

	At or for the year ended
	December 31,		% change
			from 2000 to
	2000	2001	2001

	(U.S. dollars in millions, except
	percentages)
Revenues	$2,733.8	$3,064.8	12.1%
Cost of products and services	(2,100.8)	(2,381.2)	13.3%
Other operating income	—	146.4	n/a

Gross profit	$633.0	$830.0	31.1%
Selling	$(407.8)	$(409.3)	0.4%
General and Administrative	(404.2)	(429.4)	6.2%
EBITDA (1)	(179.0)	(8.7)	(95.1%)
Depreciation and amortization, excluding goodwill	(335.8)	(452.9)	34.9%
Share plan costs (2)	24.1	7.1	(70.5%)
Non-recurring charges (3)	(18.9)	(109.5)	479.4%

Operating loss	$(509.6)	$(564.0)	10.7%
Finance charges	$(47.1)	$(32.9)	(30.1%)
Loss on impairment of investments accounted at cost	(22.1)	(13.1)	(40.8%)
Income taxes	(13.1)	(57.2)	330.1%
Equity in loss of affiliate	(9.5)	(25.3)	166.3%

Net loss from continuing operations before minority interests and goodwill amortization	$(601.4)	$(692.5)	5.1%
Goodwill amortization	(16.1)	(21.7)	34.8%

Net loss from continuing operations, before minority interests	$(617.5)	$(714.2)	15.7%

Reconciliation from actual to unaudited pro forma results for the year ended December 31, 2001
(U.S. dollars in millions)

			Global One
	Equant as	Global One	excluded	Other
	reported	H1 (4)	businesses (5)	adjustments (6)	Pro Forma
Sales of services and products	$2,390.7	$595.4	$(95.4)	$174.1	$3,064.8
Cost of services and products sold	(1,847.0)	(554.8)	183.2	(162.6)	(2,381.2)
Other operating income	146.4	—	—	—	146.4

Gross profit	$690.1	$40.6	$87.8	$11.5	$830.0
Selling	255.1	152.8	(8.0)	9.4	409.3
General and Administrative	299.7	97.1	(9.6)	42.2	429.4

EBITDA	$135.2	$(209.3)	$105.4	$(40.1)	$(8.7)
Depreciation and amortization, excluding goodwill	299.2	85.6	—	68.1	452.9
Share plan costs	(7.1)	—	—	—	(7.1)
Non-recurring charges	110.2	—	—	(0.7)	109.5

Operating profit/(loss)	$(267.0)	$(294.9)	$105.4	$(107.5)	$(564.0)
Financial income/(charges)	(17.9)	(34.0)	—	19.0	(32.9)
Loss on impairment of investments accounted at cost	(13.1)	—	—	—	(13.1)
Income taxes	(41.6)	(2.4)	—	(13.2)	(57.2)
Equity in loss of unconsolidated affiliate	(25.3)	—	—	—	(25.3)

Net profit/(loss) from continuing operations, before minority interests and goodwill amortization	$(364.9)	$(331.3)	$105.4	$(101.7)	$(692.5)
Goodwill amortization	(21.7)	(2.4)	2.4		(21.7)

Net profit/(loss) from continuing operations before minority interests	$(386.6)	$(333.7)	$107.8	$(101.7)	$(714.2)

Reconciliation of actual to unaudited pro forma results for the year ended December 31, 2000
(U.S. dollars in millions)

			Global One
	Equant as	Global One	excluded	Other
	reported	historic (7)	businesses (8)	adjustments (9)	Pro Forma

Sales of services and products	$1,473.4	$1,131.7	$(311.4)	$440.1	$2,733.8
Cost of services and products sold	(989.0)	(1,095.9)	360.0	(375.9)	(2,100.8)

Gross profit	$484.4	$35.8	$48.6	$64.2	$633.0
Selling	174.9	227.9	(2.0)	7.0	407.8
General and Administrative	132.4	216.2	(8.2)	63.8	404.2

EBITDA (1)	$177.1	$(408.3)	$58.8	$(6.6)	$(179.0)
Depreciation and amortization, excluding goodwill	166.8	169.0	—	—	335.8
Share plan costs	(24.1)	—	—	—	(24.1)
Non-recurring charges	18.9	—	—	—	18.9

Operating profit/(loss)	$15.5	$(577.3)	$58.8	$(6.6)	$(509.6)
Financial income/(charges)	(10.7)	(36.4)	—	—	(47.1)
Loss on impairment of investments accounted at cost	(22.1)	—	—	—	(22.1)
Income taxes	(4.4)	(8.7)	—	—	(13.1)
Equity in loss of unconsolidated affiliate	(9.5)	—	—	—	(9.5)

Net (loss)/profit from continuing operations, before minority interests and goodwill amortization	$(31.2)	$(622.4)	$58.8	$(6.6)	$(601.4)
Goodwill amortization	(16.1)	(4.4)	4.4	—	(16.1)

Net profit/(loss) from continuing operations before Minority Interests	$(47.3)	$(626.8)	$63.2	$(6.6)	$(617.5)

(1)	“EBITDA” is defined as earnings before finance charges, income taxes, share plan costs, non-recurring charges, depreciation and amortization. EBITDA should be considered only in conjunction with all of the information in the Selected Financial Data as well as the Consolidated Financial Statements. You should not consider EBITDA to be an alternative to operating profit/loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity. Although many companies calculate measures of EBITDA and include these in their financial statements, EBITDA is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. EBITDA is used in the telecommunications industry as a measure of financial performance by excluding certain variables that affect net income (including asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of the operations of a telecommunications company. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.

(2)	Share plan costs represent our cost of providing stock to employees under our share-based incentive compensation plans. Under French GAAP there is no compensation cost if awards and options are satisfied through the issue of new equity. Social security charges are payable on the fair value of the shares granted and are recognized over the period between the granting and vesting dates of the awards. These costs were negative in 2000 and 2001 (meaning that we reversed costs that were previously incurred) as a result of the release of accruals for social charges which will no longer be payable following the decline in our share price. We have to pay the social security charges in cash to the appropriate public authorities when the awards vest.

(3)	Non-recurring charges in 1999 and 2000 include the restructuring costs of some of our operations, particularly relating to our then existing joint venture with SITA and our integration services activities. In 2001 they mostly include the costs of integrating the former Global One businesses.

(4)	“Global One H1” represents the results of Global One for the period from January 1, 2001 through June 29, 2001.

(5)	“Global One excluded businesses” primarily represent the carrier voice and calling card businesses of Global One which we now undertake as agents of France Telecom.

(6)	“Other adjustments” include the revenues and associated incremental costs of the SITA/Equant network Joint Venture, as well as adjustments to the results of Global One for the period from January 1, 2001 through June 29, 2001. The pro forma adjustments reflect the inclusion in our statement of operations of all of the historic costs of the Network for the period from January 1, 2001 through June 29, 2001, allocated between cost of revenue and selling, general and administrative expenses. The pro forma revenues reflect the assumption that we would have billed SITA for its share of network costs. Any revenues contained in our historic accounts that had been billed directly to SITA have been eliminated as these are now intercompany revenues.

(7)	“Global One Historic” represents the results of Global One for the year ended December 31, 2000.

(8)	“Global One excluded businesses” primarily represent the carrier voice and calling card businesses of Global One which we now undertake as agents of France Telecom.

(9)	“Other adjustments” include the revenues and associated incremental costs of the SITA/Equant network Joint Venture for the year ended December 31, 2000. The pro forma adjustments reflect the inclusion in our statement of operations of all of the historic costs of the Network, allocated between cost of revenue and selling, general and administrative expenses. The pro forma revenues reflect the assumption that we would have billed SITA for its share of network costs. Any revenues contained in our historic accounts that had been billed directly to SITA have been eliminated as these are now intercompany revenues.

Revenues

The following tables set forth our revenues, on an actual and a pro forma basis, broken down by line of business.

	Year ended December 31,

	2000	2001	2000	2001

	Actual		Pro Forma

	(U.S. dollars in millions, except percentages)
Network Services	$717.0	$1,258.5	$1,334.2	$1,551.2
As a percentage of revenues	48.7%	52.6%	48.8%	50.6%
Integration Services	434.7	447.1	516.0	498.9
As a percentage of revenues	29.5%	18.7%	18.9%	16.3%
Other Services	10.3	142.3	132.0	284.9
As a percentage of revenues	0.7%	6.0%	4.8%	9.3%
SITA Network contract	311.4	542.8	751.6	729.8
As a percentage of revenues	21.1%	22.7%	27.5%	23.8%

Total	$1,473.4	$2,390.7	$2,733.8	$3,064.8

Our actual revenues increased by 62.3% to $2,390.7 million for the year ended December 31, 2001 compared to $1,473.4 million for the year ended December 31, 2000. This resulted principally from the acquisition of Global One in June 2001 (which added approximately $517 million to our revenues) and from significant increases in revenues from SITA following the termination of the SITA Equant network Joint Venture. If we had not acquired Global One, our revenues excluding the SITA Network contract would have increased by approximately 14%.

On a pro forma basis our revenues increased by 12.1% to $3,064.8 million from $2,733.8 million. This reflects increased revenues from Network Services and Other Services, partially offset by declines in Integration Services and the SITA Network contract.

The following table shows our actual revenues broken down by geographic region. Revenues are attributed to the region in which the related services are invoiced.

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions, except in
	percentages)

Revenues by Region:
Americas	$570.4	$801.7
As a percentage of revenues	38.7%	33.5%
Europe, Middle East and Africa	746.6	1,348.6
As a percentage of revenues	50.7%	56.4%
Asia Pacific and Japan	156.4	240.4
As a percentage of revenues	10.6%	10.1%

Total	$1,473.4	$2,390.7

Europe, Middle East and Africa achieved 80.6% revenue growth, the Americas achieved 40.6% revenue growth and Asia Pacific and Japan achieved 53.7% revenue growth for the year ended December 31, 2001 as compared to 2000. These figures reflect primarily the areas of concentration of Global One’s business.

Network Services

Revenues from network services grew by approximately 76% to $1,258.5 million, as compared to $717.0 million in 2000, led by the continued demand for advanced, high speed data network services such as frame relay, asynchronous transfer mode (ATM) and IP services. On a pro forma basis Network Services revenues grew by 16.3%. Approximately 95% of Network Services revenues are now generated from high-speed services.

The following table sets forth the revenues from each of our Network Services primary product lines. Pro forma revenue by product line is not available for 2000.

Revenues by product line:

	Year ended December 31,

	2000	2001	2000	2001

	Actual		Pro Forma

	(U.S. dollars in millions, except percentages)
Frame Relay and IP	$530.7	$947.2	—	$1,232.2
As a percentage of Network Services revenues	74.0%	75.3%	—%	79.4%

Traditional MDNS (X.25/SNA/SDLC/X.28)	186.3	311.3	—	320.0
As a percentage of Network k Services revenues 2	26.0%	24.7%	—%	20.6%
Total	$717.0	$1,258.5	$1,334.2	$1,551.2

These revenue increases were principally the result of the acquisition of Global One in June 2001, as well as increases in volume (connections and traffic), which resulted from the growth in the international data transmission market and from both new and increased existing customer penetration. The pro forma revenue increase reflects the increases in volume described above. Our network services order book exceeded $3.0 billion at December 31, 2001, and of the orders received during 2001 over 66% (by value) were for renewals or extensions of existing contracts.

The following table sets forth our actual network services revenue by geographic region based on the region in which the services are invoiced.

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions, except in percentages)
Network Service revenues by Region:
Americas	$253.0	$440.8
As a percentage of Network Services revenues	35.3%	35.0%
Europe, Middle East and Africa	411.7	736.0
As a percentage of Network Services revenues	57.4%	58.5%
Asia Pacific and Japan	52.3	81.7
As a percentage of Network Services revenues	7.3%	6.5%

Total	$717.0	$1,258.5

The following table sets forth the number of connections provided and the traffic, in billions of characters, generated from these connections.

	Year ended December 31,

	2000	2001

Network Service connections:
Connections	182,760	188,658

Connections for 2000 include connections for both Equant and SITA and include 19,480 non-customer connections.

The increase in the number of connections reflects the inclusion of approximately 32,000 connections acquired with Global One, partially offset by a reduction in connections following the exclusion of non-customer connections and growth in high speed connections.

Integration Services

Revenues for 2001 grew by $12.4 million, or 2.9% to $447.1 million compared to $434.7 million in 2000. This growth was entirely due to the acquisition of Global One. If we had not acquired Global One our revenues would have fallen by approximately 13%. As a result of the economic slowdown and our target customers’ related reductions in capital expenditures, our revenues from fulfillment and system sales fell from $129 million in 2000 to $121.5 million in 2001. This had a negative effect on our installation and maintenance income.

On a pro forma basis our integration services revenues fell by 3.3% to $498.9 million in 2001 from $516.0 million in 2000. The weakening of fulfillment and systems sales was particularly pronounced in the fourth quarter, with revenues over 50% below the levels of the comparative period in 2000. This decline was partially offset by a 104% increase in revenues from hosting, messaging and applications, mainly as a result of the transfer of a hosting business from France Telecom to Global One in January 2001. This gave rise to approximately $55 million of additional revenue.

The following table sets forth our Integration Services revenues by product line.

	Year ended December 31

	2000	2001	2000	2001

	Actual		Pro Forma

	(U.S. dollars in millions, except percentages)
Revenues by product line:
Hosting and applications	$47.9	$91.3	$64.5	$131.5
As a percentage of IS revenues	11.0%	20.4%	12.5%	26.4%
Fulfillment and system sales	129.0	121.5	193.7	141.3
As a percentage of IS revenues	29.7%	27.2%	37.6%	28.3%
Services	257.8	234.3	257.8	226.1
As a percentage of IS revenues	59.3%	52.5%	49.9%	45.3%

Total	$434.7	$447.1	$516.0	$498.9

Other Services

The following table sets forth our Other Services revenues by type.

	Year ended December 31

	2000	2001	2000	2001

	Actual		Pro Forma

	(U.S. dollars in millions, except percentages)
Revenues by product line:
Convergence solutions	$10.3	$101.0	$132.0	$172.8
As a percentage of Other revenues	100.0%	71.0%	100.0%	60.7%
Services provided to France Telecom affiliates	—	41.3	—	112.1
As a percentage of Other revenues	0%	29.0%	0%	39.3%

Total	$10.3	$142.3	$132.0	$284.9

Revenues from Other Services rose by 1,281.6%, or $132 million, to $142.3 million in 2001 from $10.3 million in 2000. The increase reflects significant increases in revenues from Convergence Solutions (primarily the significant circuit switched voice activity we acquired with Global One), as well as the inclusion of revenues from other services we now provide to France Telecom affiliates.

Pro forma revenues from Other Services for 2001 were $284.9 million, an increase of $152.9 million, or 115.8%, from $132.0 million in 2000. This increase is primarily the result of the inclusion of product management royalties from Transpac under the new contractual arrangements agreed by Global One in January 2001. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” for further information on our arrangements with Transpac. There was also an increase in circuit switched voice revenues.

SITA Network Contract

Our revenues from SITA increased by $231.4 million or 74.3% to $542.8 million in 2001 from $311.4 million in 2000. This increase reflects the change in our contractual arrangements with SITA following the termination of the SITA Equant network Joint Venture. On a pro forma basis, our revenues from SITA fell by 2.9% , or $21.8 million, from $751.6 million in 2000 to $729.8 million in 2001. This decrease reflects price reductions guaranteed under the new contract which took effect on July 1, 2001.

Costs of Products and Services

Costs of products and services increased by 86.8% in 2001, largely as a result of our acquisition of Global One and the termination of the SITA/Equant network Joint Venture. On a pro forma basis costs of products and services increased by 13.3% in 2001, largely as a result of the increased scale of the Network.

The actions we have taken to integrate Global One’s network into the network have already yielded significant cost savings. The total charge for circuits (access, international, national and termination) has fallen by $40 million between the third quarter of 2001 and the fourth quarter, some 11% of the third quarter’s total, while staff costs associated with the network have fallen by $10 million, approximately 6% of the total for the third quarter, over the same period. We expect these savings to continue in 2002.

Other Operating Income

Other operating income comprises recoveries from France Telecom in respect of our switched voice services and the provision of services with respect to the network. These recoveries from France Telecom are classified as Other Operating Income rather than revenues since we do not act as principal in these transactions.

We have agreed to transfer the operation, management and financial responsibility for our switched voice business and switched voice platform (most of which we acquired in the merger with Global One) to France Telecom by the end of 2005. We and France Telecom have planning and financial arrangements in place to ensure that the switched voice business does not materially affect our profitability. We received $97.9 million from France Telecom in 2001 under these arrangements. We expect to migrate gradually our voice business to a Voice over IP platform by the end of 2005 and accordingly these amounts should fall in the future.

We provide transmission capacity and IP services to France Telecom in countries where France Telecom does not have a presence. Pricing for these services is based on market price. We also supply ancillary support services to France Telecom on a cost plus basis. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of our outstanding shares. France Telecom paid us $48.5 million under these arrangements in 2001.

Gross Profit

Gross profit grew by 42.5% or $205.7 million to $690.1 million in 2001 from $484.4 million in 2000. This increase reflects our acquisition of Global One and the termination of the SITA Equant network Joint Venture in 2001. The gross margin fell from 32.9% in 2000 to 28.9% in 2001. The 2001 result was adversely impacted by reductions in revenue from continuing severe price competition in the Integration Services market, as well as the lower margin earned on the former Global One contracts.

On a pro forma basis, gross profit grew by 31.1%, or $197 million, to $830 million in 2001 from $633.0 million in 2000. The pro forma gross margin rose from 23.2% in 2000 to 27.1% in 2001. This improvement arises mainly from a combination of higher Network Services revenues and an improvement in the Network cost structure, following the reorganization commenced in the fourth quarter of 2000 and the integration of the Global One network, offset in part by the conditions facing our Integration Services businesses described above.

Our ability to increase margins will depend, among other things, on our ability to successfully manage our Network costs and our ability to market and sell global support center and professional and maintenance specialist services, and the margins may in fact remain static or decline.

Selling costs increased by 45.9% to $255.1 million in 2001 from $174.9 million in 2000. The rise in expenditure reflects the increased numbers of sales staff following our acquisition of Global One. As a percentage of total revenues, selling costs fell from 11.9% in 2000 to 10.7% in 2001.

On a pro forma basis selling costs increased by only 0.4%, or $1.5 million, to $409.3 million from $407.8 million in 2000. We have reduced the number of quota bearing salespersons across the two organizations from over 1,000 at December 31, 2000 to approximately 650 at December 31, 2001, reflecting the consolidation of the Equant and Global

One sales organizations and the closure of inefficient sales offices in a number of countries. As a percentage of pro forma revenues, selling costs fell from 14.9% in 2000 to 13.4% in 2001.

We intend to expand our sales force, and hence we expect our selling costs to continue to increase over the next few years, although at a slower rate than the growth in revenues.

General and administrative expenses

Our general and administrative expenses increased by $167.3 million, or 126.4%, in 2001, from $132.4 million in 2000 to $299.7 million in 2001. The rise in expenditure reflects the acquisition of Global One – if we had not acquired Global One our general and administrative expenses would have increased by approximately $40 million. Our bad debt expense rose to $38.5 million in 2001 compared to $8.0 million in 2000, reflecting the impact of deteriorating market conditions on the collectibility of our receivables. As a percentage of total revenues, general and administrative costs rose from 9.0% in 2000 to 12.5% in 2001.

On a pro forma basis, general and administrative expenses increased by 6.2% or $25.2 million to $429.4 million from $404.2 million in 2000. As a percentage of pro forma revenues, general and administrative expenses fell from 14.8% in 2000 to 14.0% in 2001.

EBITDA

EBITDA fell by 23.6% to $135.3 million in 2001 from $177.1 million in 2000. As a percentage of revenue, EBITDA fell from 12.0% in 2000 to 5.7% in 2001. This decrease reflects the lower gross margins and increased general and administrative and selling costs.

On a pro forma basis, EBITDA in 2001 was a loss of $8.7 million, compared to a loss of $179.0 million in 2000. This improvement reflects the significant increase in pro forma gross margin, partially offset by the small increases in selling, general and administrative costs.

Depreciation and amortization, excluding goodwill

Depreciation and amortization increased by $132.4 million, or 79.4%, in 2001 to $299.2 million from $166.8 million in 2000. The increase primarily reflects the increased amount of network assets following the acquisition of Global One – if we had not acquired Global One, depreciation and amortization would have increased by approximately 29%. The significant and increasing levels of capital expenditure in recent years has also caused depreciation expense to rise. As a percentage of revenue, depreciation and amortization rose from 11.3% in 2000 to 12.5% in 2001.

On a pro forma basis, depreciation and amortization increased by $117.1 million or 34.9% in 2001 to $452.9 million from $335.8 million in 2000. Of this increase, approximately $68 million relates to the write off of network assets acquired with Global One. Excluding these one-off items, the underlying increase was 14.6%, and the pro forma depreciation and amortization charge accounted for 12.6% of pro forma revenues.

Share plan costs

Since all our share option exercises have been satisfied with the issue of new shares, share plan costs represent (for French GAAP purposes) the social charges expected to be payable on exercise. As almost all of our outstanding share options were either exercised or cancelled at the time of the France Telecom transactions we have released the remainder of our accruals for the future payments of social security. The significant credit in share plan costs in 2000 reflects mostly the decrease in our share price compared with 1999. As our share price declined, we adjusted our assumptions of the values of the option shares on which these accruals were based.

Non-recurring charges

The following table sets forth the components of our non-recurring charges for the periods indicated.

	Year ended December 31,

	2000	2001
	(U.S. dollars in millions)
Non-recurring charges:
Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$0.0	$173.4
Divisional reorganization	4.9	0.4
SITA Equant network Joint Venture	14.0	5.1
Other	—	10.5

Total	$18.9	$189.4
Reimbursement due from FT	—	(79.2)

Total	$18.9	$110.2

Non-recurring charges in 2001 amounted to $189.4 million. This comprised $173.4 million of restructuring and integration costs following the France Telecom transactions as well as $10.5 million of transaction-related expenses that cannot be treated as part of the cost of acquisition.

Following the merger with Global One and the termination of the SITA/Equant network Joint Venture, we commenced integrating the operations of the three organizations. The major components of the restructuring and integration costs incurred during the period since the transactions are asset write downs ($51.5 million), employee termination costs ($38.0 million), lease exit costs ($35.4 million) and integration planning and implementation costs ($26.7 million). We established a Critical Staff Retention Program in advance of the France Telecom transactions, and approximately $10.0 million expensed in the year under that program is also included in restructuring charges.

We expect to incur further costs as a result of our restructuring and integration with Global One and the SITA/Equant network Joint Venture through June 2003, of which we expect to incur approximately $300 million in 2002. We anticipate that our integration activities will yield enhanced synergies in excess of $350 million on an annualized basis in 2003. These synergies are largely comprised of headcount reductions, closure of duplicate facilities and savings in network costs. We may not be able to achieve the benefits we anticipate through our restructuring and integration activities to the extent or as soon as we expect, and we may have to incur further costs in pursuit of these benefits. For a discussion of some factors that could negatively affect our restructuring and integration activities, see “Item 3. Key Information – Risk Factors – Failure to successfully integrate Global One’s operations with our operations could materially and adversely affect our financial position and results of operations.”

Under the terms of the Contribution Agreement, certain of the restructuring and integration costs are to be reimbursed by France Telecom. France Telecom has agreed to meet $79.2 million of the costs incurred to date, and this contribution has been netted against the expense. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” and “Item 10, Additional Information – Material Contracts” for further information.

A further $0.4 million of asset write downs were recognized in the first half of 2001 in respect of the divisional reorganization which we had commenced in 2000, as well as an additional $5.1 million of employee termination costs arising from the restructuring of the SITA/Equant Joint Venture Entity we began in 2000 to create a process driven, rather than regionally focused, organization. All reserves established to cover the costs of these two reorganizations had been utilized at December 31, 2001.

Non-recurring charges in 2000 include a $14.0 million restructuring charge as the SITA/Equant Joint Venture Entity underwent restructuring. A further $4.9 million restructuring charge was recognized as we initiated a plan to integrate our two larger divisions, Equant Network Services and Equant Integration Services, into a single organization. This integration became effective on January 1, 2001.

Operating profit

We recorded an operating loss of $267.0 million in 2001 compared to an operating profit of $15.5 million in 2000. This change reflects increases in depreciation charges and non-recurring charges following the acquisition of Global One, as well as the lower gross margins and increased general and administrative and selling costs discussed above.

On a pro forma basis, our operating loss increased by $54.4 million to $564.0 million in 2001 from $509.6 million in 2000. This change reflects the increased depreciation and non-recurring charges, partially offset by improvements in pro forma gross margins.

Financial income / (charges)

The following table sets forth the components of our financial income/(charges) for the periods indicated.

	Year ended December 31,

	2000	2001
	(U.S. dollars in millions)
Financial income / (charges):
Foreign exchange gain / (losses)	$2.3	$(6.4)
Cost of early termination of finance arrangements	0	(2.1)
Interest income	10.0	20.9
Interest expense	(23.0)	(30.3)

Financial income / (charges)	$(10.7)	$(17.9)

     In 2000, the U.S. dollar strengthened against all other major currencies. This situation continued in 2001, with increases of 6.3% against the Euro, 3.9% against the British Pound and 12.1% against the Yen. We incurred a foreign exchange loss in 2001 primarily as a result of the impact of the strengthening dollar on non-dollar-denominated loans to former Global One subsidiaries.

During the second quarter of 2001, we recognized a charge of $2.1 million ($1.4 million net of tax) as a result of early repayment fees on the outstanding borrowings under our main credit line, which we repaid as required on completion of the France Telecom transactions.

In 2000, interest expense exceeded interest income as we utilized cash received in our IPO and commenced utilization of a $400 million credit facility we established in October 1998, mainly for the purpose of capital expenditure and our investments in Radianz and other affiliates. In 2001, interest expense increased significantly prior to the France Telecom transactions as we drew down the remainder of our $400 million facility and entered into additional facilities to fund our capital expenditures. These borrowings were repaid with the cash received from France Telecom in exchange for the issue of preference shares and in connection with our acquisition of Global One, resulting in a shift to interest income in the second half of the year. See “—Liquidity and Capital Resources”.

On a pro forma basis, financial charges fell by $14.2 million from $47.1 million in 2000 to $32.9 million in 2001.

Global One incurred $29.3 million of interest (net) in 2000, of which $28.3 million was payable to related parties. The debt to France Telecom was repaid prior to the acquisition by us and pro forma interest expense (net) for the year dropped to $23.2 million from $45.4 million in 2000 . Partially offsetting these improvements was an increase in our foreign exchange losses. We incurred a pro forma foreign exchange loss of $1.6 million in 2000 compared to $7.6 million in 2001, primarily as a result of the impact of the strengthening dollar on non-dollar-denominated loans to former Global One subsidiaries.

Loss on impairment of investments

Loss on impairment of investments fell from $22.1 million in 2000 to $13.1 million in 2001. This represents the write-

down to fair value of certain investments accounted for using the cost method, when management believes that it is more likely than not that its initial investment may not be fully recovered. At December 31, 2000, the loss on impairment of investments consisted of a $17.0 million impairment provision on STSN Inc., a company in which we own a 7.1% non-controlling interest, and the write-off of $5.1 million representing the entire cost of our 18.0% non-controlling interest in Tripeze.com. At December 31, 2001, an additional $13.1 million was provided against the investment in STSN Inc. to write down the entire remaining cost of our investment to zero.

Income taxes

Our tax charge has varied considerably from year to year as a result of the varying levels of profitability of our operations in certain countries and the utilization of tax losses carried forward. We receive revenues in over 50 countries and, even if an overall loss is incurred, a taxable profit is typically made in certain countries.

Certain of our subsidiaries, in particular the former Global One companies, have a history of significant losses, resulting in substantial tax losses being carried forward. These are recorded on the balance sheet as deferred tax assets net of valuation allowance, reflecting our determination that it is probable that we will fail to realize our investment in some portion or all of these assets.

Estimated net operating loss carry forwards at December 31, 2000 and 2001 and their expiration dates are shown below:

	Net operating loss	Net operating loss

Country of tax jurisdiction	2000	2001	Expiration

	(U.S. dollars in millions)
The Netherlands	$8.7	$104.0	No expiration
United Kingdom	11.1	217.1	No expiration
United States	3.0	396.6	2007 to 2013
Ireland	—	273.0	No expiration
Singapore	37.3	68.9	No expiration
Other	23.0	448.5	Various

Total	$83.1	$1,508.1

The following table sets forth the calculation of our tax charge or credit for the periods indicated.

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions)
Tax charge:
Current tax	$15.2	$12.3
Deferred tax (credit) / charge	(10.8)	29.3

Total provision	$4.4	$41.6

At December 31, 2001 the deferred tax asset was $434.2 million, including those related to operating losses of approximately $374 million and to other temporary timing differences of $60 million. However, we recorded a 100% valuation allowance against the asset to reflect our management’s estimate that it is not probable that we will realize the asset in the near future. As a result of our decision to integrate Equant and Global One entities on a country by country basis, the substantially larger amounts of losses and other deferred tax assets in the Global One entities required that the valuation allowance be increased to 100%. While these assets have been provided for, the tax losses remain available for use in the future.

The comparable figures at December 31, 2000 were a deferred tax asset of $64.8 million with a valuation allowance of $27.4 million.

On a pro forma basis, our tax charge increased from $13.1 million in 2000 to $57.2 million in 2001, primarily as a result of the provision for deferred tax assets.

Equity in loss of affiliate

Our equity in the loss of Radianz has increased by $15.8 million, or 167.6%, to $25.3 million in 2001 from $9.5 million in 2000. This reflects a full year of our share of the losses of Radianz compared to the six months recognized in 2000. In the 18 months since it has launched, Radianz has built a new IP network which is now operational with points of presence in 49 cities in 37 countries, and has built two global hosting centers, which is now operational.

Goodwill amortization

Goodwill amortization increased by $5.6 million, or 34.6%, to $21.7 million in 2001 from $16.1 million in 2000 as a result of the inclusion of a full year’s amortization of our investment in Radianz.

Discontinued Operations

We disposed of Equant Application Services on October 1, 2001. The net losses for the period to disposal amounted to $2.6 million compared to net losses of $0.3 million for the year ended December 31, 2000. This reflects a decline in the demand for internet-based, retail commerce applications following the end of the dot.com boom.

We sold Equant Application Services for consideration of $15.6 million, realizing a gain on disposal of $13.4 million.

Results of Operations for the Year Ended December 31, 2000, Compared to the Year Ended December 31, 1999 based on French GAAP

The following table sets forth our statement of operations for the years ended December 31, 1999 and 2000 and the percentage change between the two periods:

	Year ended December 31,		% change
			From 1999
	1999	2000	to 2000

	(U.S. dollars in millions)
Revenues	$1,031.3	$1,473.4	$42.9%
Costs of products and services	(628.9)	(989.0)	57.3%

Gross profit	$402.4	$484.4	20.4%
Selling	$(125.3)	$(174.9)	39.6%
General and Administrative	(118.7)	(132.4)	11.5%
EBITDA (1)	158.4	177.1	11.8%
Depreciation and amortization, excluding goodwill	(106.0)	(166.8)	57.4%
Share plan costs (2)	(28.2)	24.1	n/a
Non-recurring charges (3)	(1.9)	(18.9)	894.7%

Operating profit	$22.3	$15.5	(30.5)%
Finance income (charges)	$14.7	$(10.7)	n/a
Loss in impairment of investments accounted at cost	—	(22.1)	n/a
Income taxes	(19.9)	(4.4)	(77.9)%
Equity in loss of affiliate	—	(9.5)	n/a

Net profit / (loss) from continuing operations before minority interests and goodwill amortization	$17.1	$(31.2)	n/a
Goodwill amortization	(4.0)	(16.1)	302.5%
Minority interests	(0.9)	(0.3)	(66.7)%

Net profit / (loss) from continuing operations	$12.2	$(47.6)	n/a
Net loss of discontinued operations	(0.2)	(0.3)	n/a

Net profit / (loss)	$12.0	$(47.9)	n/a

(1)	“EBITDA” is defined as earnings before finance charges, income taxes, share plan costs, non-recurring charges, depreciation and amortization. EBITDA should be considered only in conjunction with all of the information in the Selected Financial Data as well as the Consolidated Financial Statements. You should not consider EBITDA to be an alternative to operating profit/loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity. Although many companies calculate measures of EBITDA and include these in their financial statements, EBITDA is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. EBITDA is used in the telecommunications industry as a measure of financial performance by excluding certain variables that affect net income (including asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of the operations of a telecommunications company. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.

(2)	Share plan costs represent our cost of providing stock to employees under our share-based incentive compensation plans. Under French GAAP there is no compensation cost if awards and options are satisfied through the issue of new equity. Social security charges are payable on the fair value of the shares granted and are recognized over the period between the granting and vesting dates of the awards. These costs were negative in 2000 and 2001 (meaning that we reversed costs that were previously incurred) as a result of the release of accruals for social charges which will no longer be payable following the decline in our share price. We have to pay the social security charges in cash to the appropriate public authorities when the awards vest.

(3)	Non-recurring charges in 1999 and 2000 include the restructuring costs of some of our operations, particularly relating to our then existing joint venture with SITA and our integration services activities. In 2001 they mostly include the costs of integrating the former Global One businesses.

Revenues

Our revenues increased 42.9% to $1,473.4 million for the year ended December 31, 2000 compared to $1,031.3 million for the year ended December 31, 1999. This resulted principally from significant increases in revenues from SITA as well as continuing growth in revenues from Integration Services and Network Services.

The following table sets forth our revenues broken down by line of business and by geographic region. Revenues are attributed to the region in which the related services are invoiced.

	Year ended December 31,

	1999	2000

	(U.S. dollars in millions,
	except percentages)
Revenues by Line of Business:
Network Services	$550.8	$717.0
As a percentage of revenues	53.4%	48.7%
Integration Services	314.1	434.7
As a percentage of revenues	30.4%	29.5%
Other Services	2.8	10.3
As a percentage of revenues	0.3%	0.7%
SITA Network contract	163.6	311.4
As a percentage of revenues	15.9%	21.1%

Total	$1,031.3	$1,473.4

	Year ended December 31,

	1999	2000

	(U.S. dollars in millions,
	except percentages)
Revenues by Region:
Americas	$342.6	$570.4
As a percentage of revenues	33.2%	38.7%
Europe, Middle East and Africa	563.3	746.5
As a percentage of revenues	54.6%	50.7%
Asia Pacific and Japan	125.4	156.4
As a percentage of revenues	12.2%	10.6%

Total	$1,031.3	$1,473.4

Europe, Middle East and Africa achieved 32.5% revenue growth, the Americas achieved 66.5% revenue growth and Asia Pacific and Japan achieved 24.7% revenue growth for the year ended December 31, 2000 as compared to 1999.

Network Services

The following table sets forth the revenues from each of our Network Services primary product lines.

	Year ended December 31,
	1999	2000

	(U.S. dollars in millions,
	except percentages)
Revenues by product line:
Traditional MDNS (X.25/SNA/SDLC/X.28)	$181.8	$186.3
As a percentage of Network Services revenues	33.0%	26.0%
Frame Relay and IP	337.9	530.7
As a percentage of Network Services revenues	61.3%	74.0%
Other (1)	31.1	0.0
As a percentage of Network Services revenues	5.7%	0%

Total	$550.8	$717.0

(1)	“Other” relates to a sales category that has been reallocated to various other categories since December 31, 1999.

Revenues from Network Services grew by approximately 30.2% to $717.0 million, as compared to $550.8 million in 1999, led by significant growth in our frame relay and IP services. These revenue increases were principally the result of increases in volume (connections and traffic), which resulted from the growth in the international data transmission market and from both new and increased existing customer penetration. We believe that the increased customer penetration is largely the result of our ongoing focus on marketing and distribution activities, in particular the increase of our sales force activity in the United States and Europe.

The following table sets forth our Network Services by geographic region based on the region in which the services are contracted.

	Year ended December 31,
	1999	2000

	(U.S. dollars in millions,
	except percentages)
Network Services revenues by region:
Americas	$186.2	$264.6
As a percentage of divisional revenues	33.8%	36.9%
Europe, Middle East and Africa	332.1	399.4
As a percentage of divisional revenues	60.3%	55.7%
Asia Pacific and Japan	32.5	52.7
As a percentage of divisional revenues	5.9%	7.4%

Total	$550.8	$717.0

The following table sets forth the number of connections provided and the traffic, in billions of characters, generated from these connections.

	Year ended December 31,
	1999	2000

Network Services connections
Connections (1)	183,543	182,760

Connections for both 1999 and 2000 include connections for both Equant and SITA and include non-customer connections of 22,607 for 1999 and 19,480 for 2000. The reduction in the number of connections reflects a 4.6% fall in SITA connections as certain SITA customers migrated to IP.

Integration Services.

Revenues for 2000 increased by $120.6 million, or 38.4% to $434.7 million compared to 1999. It is not possible to identify how much of this growth was attributable to the acquisition of TechForce in 1999, as this company was fully integrated into ours during 2000. However, TechForce’s revenues from January 1, 1999 to July 31, 1999 (the acquisition date) were $51.0 million, so, assuming that we had owned TechForce for the full year 1999, revenue growth for Equant Integration Services/TechForce in 2000 would have been 19% compared to 1999.

The following table sets forth our Integration Services revenues by product line.

	Year ended December 31,
	1999	2000

	(U.S. dollars in millions,
	except percentages)
Integration Services revenues by product line:
Hosting and applications (1)	$—	$47.9
As a percentage of Integration Services revenues	%	11.0%
Fulfillment	91.3	129.0
As a percentage of Integration Services revenues	29.1%	29.7%
Services (1)	222.8	257.8
As a percentage of Integration Services revenues	70.9%	59.3%

Total	$314.1	$434.7

(1)	In 1999 Integration Services revenues were classified as either ‘Fulfillment’ or ‘Services’. It is not possible to identify how much of the ‘Services’ revenue relates to ‘Hosting and Applications’.

Other Services.

In 1999 and 2000 revenues from Other Services comprise switched voice revenues, which increased from $2.8 million to $10.3 million. These revenue increases were principally the result of increases in volume, which resulted from the growth in the international data transmission market and from both new and increased existing customer penetration.

SITA Network Contract.

Revenues from the SITA Joint Venture Agreements increased by $147.8 million to $311.4 million in 2000 compared to $163.6 million in 1999. These revenues generally reflect the portion of depreciation and notional finance charges related to our investments in capital assets for the Network that were borne by SITA pursuant to the Joint Venture Agreement’s cost sharing provisions, plus SITA’s share of the operating costs of LNOs that it transferred to us; their net effect on profit or loss before income taxes was limited to the 1% margin contained in the notional finance charge.

The growth in revenues generally reflects the significant growth in the network assets base and the transfer of LNOs. SITA’s transfer to us of four LNO groups in 1999 and five LNO groups in 2000 increased the division’s costs and revenues by $53.8 million in 1999 and $41.0 million in 2000, respectively. The operating costs of these LNO groups were shared with SITA through the Joint Venture Agreement.

Costs of Products and Services

Costs of products and services increased by 57% in 2000, largely as a result of increases in Network costs. Network costs increased by $170 million, or 52%, to $498 million in 2000 from $328 million in 1999. The increases in Network costs reflected both the growth of our Network Services business, including an attendant rise in connections on and traffic being carried by the Network, as well as the growth of Equant’s network activity relative to SITA’s. The total cost of access circuits also increased during 2000 over their cost in 1999.

Gross Profit

Gross profit grew by 20.4% to $484.4 million in 2000 from $402.4 million in 1999. The gross profit percentage fell from 39.0% in 1999 to 32.9% in 2000. The 2000 result was adversely impacted by increased Network activity in high cost countries and higher than budgeted traffic relative to SITA, both factors leading to an increase in the percentage of the Network costs that we are responsible for. We were also adversely affected by severe price competition in the Integration Services market.

Selling Costs

Selling costs increased by 39.6% to $174.9 million in 2000 from $125.3 million in 1999. As a percentage of total revenues, selling costs fell from 12.2% in 1999 to 11.9% in 2000.

We continued our hiring program to build our sales and sales support staff in 2000. We added 77 employees supporting Network sales, and continued to increase our investment in sales and marketing of Integration Services.

General and administrative expenses

Our general and administrative expenses increased by $13.7 million, or 11.5%, in 2000, from $118.7 million in 1999 to $132.4 million in 2000. General and administrative expenses increased at a slower rate than revenue growth, and fell as a percentage of total revenue from 11.5% in 1999 to 9.0% in 2000. This may not be indicative of future trends due to increased expenditures on process and systems improvements. Our charges for bad and doubtful debts have increased as our revenues have grown.

The increase reflects the opening of new sales offices around the world and investments in processes and systems. The increase also reflects the full year impact of the TechForce acquisition and professional fees incurred related to evaluating various corporate transactions, including the France Telecom transactions.

EBITDA

EBITDA increased by 11.8% to $177.1 million in 2000 from $158.4 million in 1999. As a percentage of revenue, EBITDA fell from 15.4% in 1999 to 12.0% in 2000. This decrease reflects the lower gross margins and increased selling, general and administrative costs.

Depreciation and amortization, excluding goodwill

Depreciation and amortization increased by $60.8 million or 57.4% in 2000 to $166.8 million from $106.0 million in 1999. The increase reflects higher levels of capital expenditure on network assets. As a percentage of revenue, depreciation and amortization increased from 10.3% in 1999 to 11.3% in 2000.

Share plan costs

We incurred share plan costs of $28.2 million in 1999 and a credit of $24.1 million in 2000. Since all our share option exercises were satisfied with the issue of new shares, share plan costs represent the social charges expected to be payable on exercise. The credit in share plan costs in 2000 reflects mostly the decrease in our share price compared with 1999, which has reduced our estimate of future payments of social security.

Non-recurring charges

Non-recurring charges in 1999 include a further $1.9 million of severance costs in respect of the restructuring of our former Equant Integration Services division which had commenced in 1998.

Non-recurring charges in 2000 included a $14.0 million restructuring charge as the SITA/Equant Joint Venture Entity underwent restructuring to creating a process driven, rather than regionally focused, organization. Non-recurring charges in 2000 included a further $4.9 million restructuring charge as we initiated a plan to integrate our two larger divisions, Equant Network Services and Equant Integration Services, into a single organization. This integration became effective on January 1, 2001.

Operating profit

Operating profit fell by 30.5% or $6.8 million in 2000 to $15.5 million from $22.3 million in 1999. This result reflected the reductions in gross margin described above, as well as significant increases in selling expenses and depreciation and amortization charges. As a percentage of revenues, operating profit fell from 2.2% in 1999 to 1.1% in 2000.

Financial income / (charges)

The following table sets forth the components of our financial income / (charges) for the periods indicated.

	Year ended December 31,

	1999	2000

	(U.S. dollars in millions)
Financial income/(charges)
Foreign exchange gain	$0.7	$2.3
Income from early termination of finance arrangements	0.8
Interest income	17.2	10.0
Interest expense	(4.0)	(23.0)

Financial income / (charges)	$14.7	$(10.7)

The U.S. dollar strengthened considerably in 1999 against most currencies, with a particularly pronounced effect on the Euro to dollar exchange rate. The 13% decline of the Euro, relative to the U.S. dollar, in 1999 had a significant downward effect on our Integration Services’ revenues. However, this had only a marginal impact on operating profit, because most of the related expenses declined in tandem with revenues. This trend continued into 2000, when the U.S. dollar continued to strengthen against all other major currencies.

The proceeds from our IPO in July 1998 were used in part to repay our outstanding borrowings under our then-existing $600 million revolving credit facility agreement. In June 1999 interest rate caps which had been used to manage interest rate risk related to those borrowings were sold for $0.8 million, resulting in recognition of an extraordinary gain.

Following receipt of the proceeds of our IPO in July 1998, interest income exceeded interest expense throughout 1999 after we repaid our outstanding loans due under this credit facility and placed the balance of the proceeds on deposit. In 2000, interest expense significantly increased as we began drawing down under a $400 million credit facility established in October 1998, mainly for the purpose of capital expenditure and our investments in Radianz and other affiliates. See “—Liquidity and Capital Resources”.

Loss on impairment of investments

Loss on impairment of investment of $22.1 million represents the write-down to fair value of certain investments accounted for using the cost method, when our management believes that it is more likely than not that our initial investment may not be fully recovered. At December 31, 2000, the loss on impairment of investments consisted of a $17.0 million impairment provision on STSN Inc., a company in which Equant owns a 7.1% non-controlling interest, and the write-off of $5.1 million representing the entire cost of our 18.0% non-controlling interest in Tripeze.com.

Income taxes

Our tax charge has varied considerably from year to year as a result of the varying levels of profitability of our operations in certain countries and the utilization of tax losses carried forward. We receive revenues in over 50 countries and, even if an overall loss is incurred, a taxable profit is typically made in certain countries.

Certain of our subsidiaries have a history of significant losses, resulting in substantial tax losses being carried forward. These are recorded on the balance sheet as deferred tax assets net of valuation allowance reflecting our determination that it is probable that some portion or all of the assets will not be realized.

Estimated net operating loss carry forwards at December 31, 1999 and 2000 and their expiration dates are shown below:

	1999	2000

Country of tax jurisdiction	Net operating loss	Net operating loss	Expiration

	(U.S. dollars in millions)
The Netherlands	$8.7	$8.7	No expiration
United Kingdom	15.5	11.1	No expiration
United States	12.6	3.0	2007 to 2013
Singapore	30.1	37.3	No expiration
Other	17.1	23.0	Various

	$84.0	$83.1

     The following table sets forth the calculation of our tax charge or credit for the periods indicated.

		Year ended December 31,

		1999	2000

Tax charge		(U.S. dollars in millions)
	Current tax	$17.4	$15.2
	Deferred tax charge/(credit)	2.5	(10.8)

	Total provision	$19.9	$4.4

At December 31, 2000 the deferred tax asset was $64.8 million reflecting operating losses, share plan and other temporary timing differences. However, we recorded a valuation allowance of $27.4 million against the asset to reflect our management’s estimate that it is not probable that we will fail to realize this portion of the asset. The comparable figures at December 31, 1999 were a deferred tax asset of $63.4 million with a valuation allowance of $33.9 million. The valuation allowance at December 31, 2000 has decreased because in certain jurisdictions we have reported taxable income.

Equity in loss of affiliate

Equity in loss of unconsolidated affiliate of $9.5 million represents our 49% share of the losses of Radianz, accounted for by the equity method.

Goodwill amortization

Goodwill amortization increased to $16.1 million in 2000 from $4.0 million in 1999 as a result of the amortization of goodwill arising on our investment in Radianz ($8.3 million) and the inclusion of a full year’s amortization of our investment in Techforce.

Discontinued Operations

Revenues from Equant Application Services increased by 33.8% in 2000 principally as a result of the growth in sales of on-line IP applications systems and related third-party software and equipment. A substantial portion of this growth was attributable to sales to dot.com related companies. Equant Application Services’ gross margin was 38.0% in 1999 and 34.9% in 2000 reflecting the continued development costs of IP and web based products and the lower margins generated by the sale of third-party software and equipment. Operating profits were adversely affected in 1999 by costs incurred to develop new software packages for the internet e-commerce environment and in 2000 by the deterioration in gross margin and the write-off of bad debts associated with dot.coms of approximately $0.3 million.

Liquidity and capital resources

The following table summarizes our cash flows.

	Year ended December 31,

	1999	2000	2001

	(U.S. dollars in millions)
Cash flow by activity:
Operating activities	$96.4	$69.2	$(117.4)
Investing activities	(352.1)	(620.4)	(129.2)
Financing activities	$4.9	$400.9	$574.8

Operating Activities. In 1999, we generated cash inflows from operating activities of $96.4 million. This resulted primarily from a net profit for the period of $12.0 million, which included the significant non-cash item of $110.0 million for depreciation and amortization. During the year we paid $10.8 million of share plan social charges in respect of the first vesting of shares under the Employee Share Award Plan. Our working capital requirements increased by $28.5 million in the period.

In 2000, we generated cash inflows from operating activities of $69.2 million. This resulted primarily from a net loss for the period of $47.9 million, which included the significant non-cash items of $182.9 million for depreciation and amortization and $33.9 million for impairment losses and equity in loss of affiliates. During the year we paid $16.6 million of share plan social charges in respect of the vesting of shares under our employee share award plan. Our working capital requirements increased by $90.0 million in the period.

In 2001, we incurred cash outflows from operating activities of $117.4 million. This resulted primarily from a net loss for the period of $376.4 million, which however included the significant non-cash items of $320.9 million for depreciation and amortization, $41.3 million in respect of the write off of deferred tax assets and $38.4 million for impairment losses and equity in loss of affiliates. During the year we paid $6.9 million of share plan social charges in respect of the accelerated vesting of shares under our employee share award plan, and $1.9 million on the buy back of options. Our working capital requirements increased by $141.1 million in the period.

Investing Activities. Net cash used in investing activities consists of cash used for the purchase of property and equipment, intangible assets and acquisitions, less the proceeds from sales of assets. The level of net cash used in investing activities in 1999 and 2000 reflected our ongoing investment in the Network, as described in “— Capital Expenditures”, as well as investments in unconsolidated affiliates in 2000, mostly relating to our contribution to Radianz.

In 1999, we invested $71.7 million, net of cash acquired, in the acquisition of TechForce and $1.0 million in the acquisition of the remaining 51 percent of the outstanding shares of Equant Integration Services Co Limited, formerly ITS Korea Co Limited, at its net book value.

In 2000, we purchased property and equipment with a value of $306.8 million and intangible assets of $45.3 million. We also invested net cash of $269.2 million. This consisted of $225 million, exclusive of transaction costs of $4.0 million, for the 49% interest in Radianz, our joint venture with Reuters. The remainder consisted of the acquisition of non-controlling interests of 18.0% in Tripeze.com Inc., 7.1% in STSN Inc. and 5.5% in iPass Inc., for cash considerations of $5.1 million, $30.1 million and $5.1 million, respectively. We funded these investments from our cash resources and a portion of our $400 million facility.

In 2001, we purchased property and equipment with a value of $285.2 million and intangible assets of $127.0 million. These purchases were funded by our debt facilities and the cash received from France Telecom for the issuance of preference shares. The acquisition of Global One increased our cash balances by $295.3 million, before transaction costs of $29.4 million.

Financing Activities. Net cash provided by financing activities in 1999 reflects local borrowings to fund working capital requirements in currencies other than U.S. dollars. Net cash provided by financing activities in 2000 reflects drawings under our $400 million revolving credit facility established in October 1998. Net cash provided by financing activities in 2001 represents the cash received from France Telecom for the issuance of preference shares, net of long and short-term debt repayment.

On October 23, 1998, we entered into a new credit facility agreement with a syndicate of 15 banks, providing for a 5-year $400 million unsecured revolving credit facility. The agreement contained certain covenants, including a negative pledge, a restriction on the disposal of assets, certain restrictions on other borrowings and maintenance of certain financial ratios. At December 31, 2000, we were in compliance with those covenants. Interest accrued at a margin over LIBOR set by reference to our debt to earnings ratio. The debt to earnings ratio at December 31, 2000 implied a margin of 37.5 basis points above LIBOR. In the course of 2000 the facility was fully drawn down.

On January 9, 2001, we entered into a $300 million unsecured revolving credit facility pursuant to a facility agreement among Equant N.V., certain of our subsidiaries and Citibank/Schroder Salomon Smith Barney, Dresdner Kleinwort Wasserstein and the Royal Bank of Scotland Plc. The revolving credit facility had a final maturity on January 8, 2002, and we had the option to convert amounts outstanding at maturity into term loans for an additional period of 180 days. With the exception of the margin, which was 75.0 basis points above LIBOR until June 30, 2001, all other terms and conditions were substantially the same as those of the $400 million facility described above. See also “Certain Financing Arrangements” below.

Both of these facilities were repaid in June 2001 with the proceeds received from France Telecom from the issuance of preference share capital.

We and our subsidiaries have a number of available unsecured lines of credit and other borrowing arrangements. At December 31, 2001, the unutilized portion of these totaled approximately $29.5 million.

We have signed a $250 million revolving credit facility agreement and a $50 million treasury management agreement with France Telecom. The terms of these agreements, as France Telecom has offered them to us, are set out below.

Under the revolving credit facility, France Telecom has made available to us a maximum of $250 million. Drawdowns are available in a variety of currencies during the period May 2, 2002 until September 30, 2003. Interest is charged at 120 basis points above the inter bank offering rate of the relevant currency on the amount drawn down under the facility. The facility has a final maturity on September 30, 2007.

Under the treasury management agreement, France Telecom has made available to us a maximum of $50 million. Interest is charged at 40 basis points above the overnight USD LIBOR on the net balance outstanding under the agreement. The terms of the agreement are subject to renewal on December 31 each year.

We believe that a combination of our existing cash resources, the credit facility and the treasury management agreement from France Telecom is sufficient to meet our planned working capital needs beyond the end of 2002. See “Item 3. Key Information – Risk Factors – We will require additional funding from France Telecom or external sources.”

Capital expenditures. The telecommunications industry is generally characterized as highly capital intensive, although data networks are significantly less capital intensive than voice networks.

The following table sets forth our capital expenditures in 1999, 2000 and 2001, by category:

	Year ended December 31,

	1999	2000	2001

	(U.S. dollars in millions)
Capital expenditure by category:
Network and customer premises equipment	$240.4	$299.0	$334.1
Computer hardware and software	22.2	21.7	54.2
Other	17.9	31.4	23.9

Total	$280.5	$352.1	$412.2

Our capital expenditures totaled $412.2 million in 2001, primarily relating to the expansion of the network, the improvement of customer service and the further development of products and services including $75.5 million spent on increasing our transmission capacity in the form of IRUs. On a pro forma basis our capital expenditure totaled approximately $519 million, of which $419 million was in respect of network and customer premises equipment. We expect to continue to benefit from lower costs of capital items, including purchased transmission capacity, and from improved network capital efficiency. Our capital expenditures increased by approximately $60 million, or 17%, from 2000 to 2001. This increase is primarily due to a $54.3 million increase in IRU purchases. We funded these purchases from our debt facilities in 2000 and from our debt facilities and the cash received from France Telecom in 2001. See “Certain Financing Arrangements” below.

Approximately 75% of our capital expenditures in 2001 were in common network equipment (both switching and transmission) and customer premises equipment, as compared to 86% in 1999 and 85% in 2000. We plan to incur capital expenditure of approximately $500 million in 2002, to be funded from our existing cash resources and the external borrowing facilities agreed with France Telecom. We intend to make capital expenditures in countries with high production revenue and in response to customer requirements for increased capacity and greater capillarity. We invest in the purchase of transmission capacity between major countries to reduce the costs of transmission. We have also invested and we intend to continue to make significant investments in our computer, management information, customer service and billing systems. We also invest in equipment for customers of our network service.

The following summarizes our contractual cash obligations and commercial commitments at December 31, 2001, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments due by period

	Total	Less than 1 year	2-3 years	4-5 years	After 5 years

	(U.S. dollars in millions)
Long-term debt, including current obligations (a)	$14.3	$9.8	$4.5	$0.0	$0.0
Operating leases (b)	277.2	53.7	73.2	28.6	121.7

Total Contractual cash obligations	$291.5	$63.5	$77.7	$28.6	$121.7

(a)  Long-term debt includes bank overdrafts, term borrowings and capital leases. The total minimum amount payable under capital leases of $5.1 million includes $1.5 million of future finance charges.

(b)  The amounts stated in respect of operating leases include obligations on leases where we are currently negotiating with lessors to terminate leases and for which provisions have been recognized as part of our restructuring and integration activities. Certain of these amounts are recoverable from France Telecom.

	Commitments by period

	Total	Less than 1 year	2-3 years	4-5 years	After 5 years

		(U.S. dollars in millions)

Guarantees (a)	$4.3	$4.3	$—	$—	$—
Unconditional supply obligations(b)	106.2	12.5	25.0	25.0	43.7

Total Commercial Commitments	$110.5	$16.8	$25.0	$25.0	$43.7

(a)  We have contingent liabilities, including guarantees provided to non-consolidated entities, totaling $4.3 million at December 31, 2001.

(b)  We have agreed to provide $125 million of services to Radianz over a period of 10 years from July 1, 2000. Approximately $18.8 million of services were provided in the period from July 1, 2000 through December 31, 2001.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro, British pound, Japanese yen, Singapore dollars and Hong Kong dollars.

We calculate prices for our network services activities in U.S. dollars, and subsidiaries accounting for approximately 98% of our revenues from these activities use U.S. dollars as their functional currency. We may translate prices for these products and services at the time of sale or billing into other currencies using an exchange rate current at that time. We accordingly bear exchange rate risk during the lives of those contracts, as their prices with prices are translated into other currencies at the time of sale. In other lines of business, we price and record revenues predominantly in local currencies.

Our network services costs are largely denominated in U.S. dollars and Euros. We bear an exchange rate risk in respect of contracts that are not U.S. dollar-denominated. We incur most of our non-network services costs in the currency in which we provide the services. We often match prices to the corresponding costs, but we incur some equipment-related costs in U.S. dollars. To the extent that the local currency used by a subsidiary fluctuates against the U.S. dollar, the payables in respect of such equipment purchases may increase or decrease significantly and lead to foreign exchange losses or gains.

Although the numerous currencies in which we operate have not moved uniformly, the U.S. dollar strengthened considerably in 1999 against most currencies, with a particularly pronounced effect on the Euro to dollar exchange rate. The 13% decline of the Euro relative to the U.S. dollar in 1999 had a significant downward effect on our Integration Services’ revenues. However, this had only a marginal impact on operating profit, because most of the related expenses declined in tandem with revenues. On a consolidated basis our net foreign exchange gain for 1999 amounted to $0.7 million. In 2000, the U.S. dollar continued to strengthen against all other major currencies, and our consolidated net foreign exchange gain amounted to $2.3 million. The U.S. dollar appreciated still further in 2001, gaining 6.3% against the Euro, 3.9% against the British Pound and 12.1% against the Yen. Our consolidated net foreign exchange loss for 2001 amounted to $6.4 million.

We prepare our Consolidated Financial Statements in U.S. dollars. However, as described above, a sizeable portion of our revenues were earned in currencies other than the U.S. dollar. In addition, a substantial portion of our assets are non-dollar denominated, because we generally carry local Network assets in the currency of the countries in which they are located. Any appreciation of the dollar against the currencies in which these items are denominated has the effect of reducing their dollar values in our Consolidated Financial Statements. For consolidation purposes, we translate into U.S. dollars, using the period-end exchange rate, the assets, shareholders’ equity and liabilities of those of our subsidiaries for which the dollar is not the functional currency. We translate income and expenses at the average exchange rate for the period. We record adjustments resulting from the translation directly in shareholders’ equity, and show them as “cumulative foreign currency translation adjustments” in our consolidated balance sheet. The balance sheet impact of such translation adjustments has been, and may be expected to continue to be, material from period to period. These adjustments resulted in decreases in shareholders’ equity of $33.0 million, $25.2 million and $42.4 million in 1999, 2000 and 2001 respectively. The decrease in shareholders’ equity in these years resulted primarily from the translation of local Network assets, held in the currency of the countries in which they are located, into U.S. dollars.

Certain Financing Arrangements

The following is a summary of the financing arrangements we had in place during the years ending December 31, 1999, 2000 and 2001. All of these facilities were cancelled, and the amounts drawn down repaid, upon the closing of the France Telecom Transactions in June 2001.

On October 23, 1998, we entered into a revolving credit facility pursuant to a Facility Agreement among us, certain of our subsidiaries and a syndicate of banks named therein. Dresdner Kleinwort Benson and Paribas acted as joint arrangers for the banks, with HSBC Investment Bank plc acting as agent.

The Facility Agreement provided a $400 million unsecured revolving credit facility. The revolving credit facility had a final maturity on October 23, 2003. We and certain of our subsidiaries were able to borrow funds under the Facility Agreement. We also (with certain subsidiaries) guaranteed all amounts borrowed under the facility.

We were unable to borrow any amounts under the facility if it would have resulted in our net debt exceeding a multiple of earnings before interest, taxes, depreciation and amortization, non-recurring charges and extraordinary items and non-cash costs in respect of the employee share award plans. That multiple was 3.5 until December 31, 2001, and 3.0 thereafter.

Any loan under the facility had one interest period, of one, two, three, six or (under some circumstances) twelve months, at our option. Each loan matured at the end of its interest period. We were able to re-borrow any amounts repaid.

The interest rate to be paid with respect to each loan for its applicable interest period was the sum of (i) the margin prevailing on the first day of the applicable interest period , (ii) LIBOR and (iii) in the case of a loan in pounds sterling only, mandatory liquid asset costs imputed to the banks by the requirements of the Bank of England. The margin in respect of all interest periods was between 0.3 percent and 0.6 percent per annum, and was set by reference to our debt to earnings ratio. Based on the debt to earnings ratio at December 31, 2000, the margin on amounts re-borrowed was 37.5 basis points.

On January 9, 2001, we entered into a $300 million unsecured revolving credit facility pursuant to a facility agreement among Equant N.V., certain of our subsidiaries and Citibank/Schroder Salomon Smith Barney, Dresdner Kleinwort Wasserstein and the Royal Bank of Scotland Plc who acted as agents. The revolving credit facility had a final maturity on January 8, 2002, and we had the option to convert amounts outstanding at maturity into term loans for an additional period of 180 days. With the exception of the margin, which was 75.0 basis points above LIBOR until June 30, 2001 and 90.0 basis points above LIBOR thereafter until final maturity, all other terms and conditions were substantially the same as those of the $400 million facility described above.

Research and Development

We do not perform basic research. We engage in a measure of technical research, focused principally on monitoring emergent technologies and the manner in which they can be adapted for commercial use.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets.

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. No significant acquisitions have occurred since June 30, 2001.

SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Instead, SFAS 142 requires that these assets be reviewed for impairment at least annually. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. Intangible assets with finite lives will continue to be amortized over their estimated useful life and reviewed for impairment in accordance with SFAS 121.

We will apply Statement 142 beginning January 1, 2002. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives beginning January 1, 2002. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. Application of these nonamortization provisions is expected to result in an increase in operating income of $169.5 million ($0.60 per share) in 2002 including the effect of the non-amortization of trademarks which have been determined as having undefinite lives. Changes in the useful lives of intangible assets with finite lives as well as reclassifications from or to goodwill at the date of adoption to or from identifiable intangibles as required by SFAS 141 are not expected to result in a material change in net income.

SFAS 142 requires that goodwill of consolidated entities and intangible assets with indefinite useful lives be tested for impairment at least annually using the prescribed two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. We have performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on steps we have taken to prepare for the adoption of Statement 142, no significant impairment will be recorded at January 1, 2002 as a cumulative effect of change in accounting principle.

We are a single reporting unit and therefore we will estimate fair value using the quoted market prices adjusted for an appropriate "control premium". We may be obliged to recognize significant impairment charges in connection with SFAS 142 due to considerable volatility in our share price.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We are currently reviewing the provisions of this statement and its potential impact on our results of operations and our financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not anticipate that adoption of SFAS 144 will have a material impact on our results of operations or our financial position.

Operating and Financial Review under U.S. GAAP

The following section is a discussion of our results of operations under U.S. GAAP for the year ended December 31, 2001 compared to the results of Global One for the year ended December 31, 2000. The following discussion should be read in conjunction with the financial information included in Note 29 to the Consolidated Financial Statements.

Overview

Like Equant, Global One offered a single source for the provision of seamless data, voice and IP telecommunications services for businesses, carriers and consumers around the world. “Seamless” service combines one-stop shopping or single contract customer service with uniform quality end-to-end technical and commercial service. Global One focused primarily on multinational businesses and their suppliers, distributors and customers. Global One provided data, voice and/or IP services in more than 120 countries and territories worldwide, including some of the most important telecommunications markets worldwide.

On June 29, 2001 the France Telecom Transactions were completed and the composition of Global One changed. These transactions had a significant effect on the operations of both Global One and Equant and are described in “Item 4. – Information on the Company – History and development of the company – Our history”.

The most significant change that occurred on June 29, 2001 was the acquisition of Equant. Following the acquisition, Global One’s consolidated balance sheet reflected goodwill and other intangible assets of approximately $10.4 billion. This resulted from (i) the “push down” of goodwill which arose upon France Telecom’s acquisition, in April 2000, of the interests in Global One held by Sprint and Deutsche Telekom, and (ii) the goodwill and other intangible assets arising on the reverse acquisition of Equant. Management has assessed the carrying value of goodwill and other intangible assets based upon certain assumptions it made in developing projections of future cash flows. These projections reflect the financial markets’ view of the telecommunications industry and business conditions in general, and suggest that we will not recover the carrying value of our goodwill. Accordingly we have recorded an impairment loss of $7.5 billion to reflect the reduction in anticipated future cash flows.

Global One’s relationship with France Telecom altered following completion of the France Telecom Transactions. These changes comprise (i) entering into new agreement with France Telecom which change the basis upon which we perform certain services for France Telecom; (ii) the termination of certain agreements with affiliates of France Telecom that had previously been combined into Global One; and (iii) the retention by France Telecom of certain non-operating entities.

From June 30, 2001 we have acted as France Telecom’s agent on a limited risk basis for its pre-paid and post-paid calling cards in various countries, and are also the distributor for France Telecom’s carrier business outside France. In light of this limited risk to the Company of providing these services, the Company earns a fee of 0.5 percent. The amounts invoiced are passed through to France Telecom less the Company’s fees – they are not shown as revenues. In 2000 Global One generated revenues of $311.4 million and incurred a direct loss of $63.2 million from these “excluded businesses”.

The series of agreements among Global One’s local sales and service units, or LSSUs, Global Products and Services, or GPS, a division of France Telecom, and France Telecom’s long distance division, or FTLD, which had been implemented in the second half of 2000 were replaced by new agreements which are described in “Item 7. – Major Shareholders and Related Party Transactions – Related Party Transactions – Our relationship with France Telecom”. The agreements between the LSSUs, FTLD and GPS required FTLD to sell switched voice minutes, bandwidth and IP connectivity to GPS, combining FTLD’s resources with the resources owned by the LSSUs for which FTLD were invoiced by the LSSUs at cost plus a margin. Under these agreements, all costs invoiced by FTLD, as well as the central function costs, including global products, global sales, finance and corporate services, were accounted for within GPS. The LSSUs then purchased their manufactured global products and services from GPS at wholesale market prices. All of these activities are now carried out within Equant since June 30, 2001.

In addition, a number of non-operating entities that had previously been combined into Global One were retained by France Telecom, resulting in repayments of investors capital being recorded in the first half of 2001.

Following completion of the transactions in June 2001, we began to integrate the businesses of Equant, Global One and the SITA/Equant network Joint Venture. Under the terms of the Contribution Agreement between France Telecom and Equant, we are sharing certain restructuring and integration costs for a period of two years following June 29, 2001. France Telecom has agreed to reimburse us for half the costs of employment and termination of the first 2,500 employees of the new entity (including employees to be transferred from SITA to us pursuant to the SITA/Equant network Joint Venture) that we identify as not necessary for our long-term operation. For a period of two years following June 29, 2001, the Contribution Agreement obligates France Telecom to participate in the non-personnel related integration and restructuring costs we expect to incur with respect to the integration of Equant, Global One and the SITA network and the realization of related synergies. France Telecom is to bear, or reimburse us for, 50% of the first $240 million of these costs and 100% of the next $90 million of these costs. We incurred $173.4 million of such costs in 2001, of which France Telecom is due to bear $79.2 million.

Results of Operations for the Year Ended December 31, 2001, Compared to the Year Ended December 31, 2000 based on U.S. GAAP

     The following table sets forth our statement of operations on a U.S. GAAP basis for the years ended December 31, 2000 and 2001 and the percentage change between the two periods. Certain items which had previously been classified as non-operating by Global One are now included within operating expenses and the 2000 comparatives have been reclassified accordingly.

	Year ended December 31,		% change
			From 2000
	2000	2001	to 2001

	(U.S. dollars in millions)
Revenues	$1,131.7	$2,102.5	85.8%
Cost of products and services	(1,250.1)	(1,909.7)	52.8%

Gross profit	$(118.4)	$192.8	n/a
Selling, general and administrative expenses	$(466.0)	$(707.8)	51.9%
Non-recurring charges	—	(170.8)	n/a
Amortization of goodwill and other intangible assets	(216.4)	(488.7)	125.8%
Loss on impairment of goodwill	—	(7,478.7)	n/a

Total operating costs and expenses	$(682.4)	$(8,846.0)	1,196.3%

Operating loss	$(800.8)	$(8,653.2)	980.6%
Equity in loss of affiliate	—	(25.8)	n/a
Interest expense (net)	$(29.3)	$(7.1)	(75.8)%
Loss on impairment of investments accounted at cost	—	(13.1)	n/a

Total non-operating expenses	$(29.3)	$46.0	57.0%
Loss from continuing operations before taxes	$(830.1)	$(8,699.2)	948.0%
Income taxes	(8.9)	(27.6)	210.1%
Net loss from continuing operations	(839.0)	(8,726.8)	940.1%
Discontinued operations	—	14.5	n/a

Net loss	$(839.0)	$(8,712.3)	938.4%

Revenues

Revenues increased $970.8 million or 86% to $2,102.5 million for the year ended December 31, 2001 compared to $1,131.7 million for the year ended December 31, 2000. The acquisition of Equant increased revenues by approximately $1,003 million or 88% while the change in status of the excluded businesses reduced revenues by approximately $51 million or 5%.

Total revenues can be broken down as follows:

Revenues by Region

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions, except percentages)
Americas	$315.4	556.2
As a percentage of revenues	27.9%	26.5%
Europe, Middle East and Africa	711.6	1,433.2
As a percentage of revenues	62.8%	68.1%
Asia Pacific and Japan	104.7	113.1
As a percentage of revenues	9.3%	5.4%

Total	$1,131.7	$2,102.5

The change in the percentage of revenues generated from individual regions reflects the fact that Equant bills a significant proportion of its revenues from Ireland.

It is not possible to compare revenues by Line of Business, as the basis of presentation adopted since June 30, 2001 is not consistent with that employed by Global One in 2000 and the data required to present Global One's 2000 revenues on the current basis cannot be obtained.

Cost of products and services

Costs of products and services consists of all costs incurred to provide services rendered to customers, including access, transmission and termination. It also includes the costs of network depreciation and maintenance and costs of goods and services purchased for resale.

Costs of products and services for the year ended December 31, 2001 increased by $659.6 million or 53% to $1,909.7 million (90.8% of revenues) compared to $1,250.1 million (110.5% of revenues) for the year ended December 31, 2000. The increase in costs of products and services in 2001 is primarily attributable to the acquisition of Equant – if Global One had not purchased Equant costs of products and services would in fact have fallen by approximately 13%. The improvement in the gross profit percentage (moving from a gross loss to a gross profit) reflects the higher margin business model employed by Equant and increased operating efficiencies, partially offset by additional depreciation charges to write off network assets.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2001 increased by $241.8 million or 52% to $707.8 million compared to $466.0 million for the year ended December 31, 2000. Approximately $180 million of this increase was attributable to the acquisition of Equant,which increased the scale of the company’s activities significantly. Depreciation and bad debt expenses rose during the year, reflecting an increased asset base and the impact of deteriorating market conditions on the collectibility of receivables.

Non-recurring charges

Non-recurring charges comprise the cost of restructuring and integrating Global One, Equant and the SITA/Equant network Joint Venture in the second half of 2001. The major components of the restructuring and integration costs incurred during the period since July 1, 2001 are asset write downs ($51.5 million), employee termination costs ($38.0 million), lease exit costs ($35.4 million) and integration planning and implementation costs ($26.7 million). Equant had established a Critical Staff Retention Program in advance of the acquisition, and approximately $10.0 million expensed in the period under that program is also included in restructuring charges.

We expect to incur further costs as a result of our restructuring and integration activities through June 2003, of which we expect to incur approximately $300 million in 2002. We anticipate that our integration activities will yield enhanced synergies in excess of $350 million on an annualized basis in 2003. These synergies are largely comprised of headcount reductions, closure of duplicate facilities and savings in network costs. We may not be able to achieve the benefits we anticipate through our restructuring and integration activities to the extent or as soon as we expect, and we may have to incur further costs in pursuit of these benefits. For a discussion of some factors that could negatively affect our restructuring and integration activities, see “Item 3. Key Information – Risk Factors – Failure to successfully integrate Global One’s operations with our operations could materially and adversely affect our financial position and results of operations.”

Under the terms of the Contribution Agreement, certain of the restructuring and integration costs are to be reimbursed by France Telecom. France Telecom has agreed to meet $79.2 million of the costs incurred to date, and this contribution has been treated as a capital contribution. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” and “Item 10. Additional Information – Material Contracts” for further information.

Amortization of Goodwill and Other Intangible Assets

Amortization of goodwill and other intangible assets, which includes customer relationships, workforce and trade marks, increased 126% to $488.7 million for the year ended December 31, 2001 compared to $216.4 million for the year ended December 31, 2000. The increase was primarily due to the amortization of goodwill and other intangible asset balances arising on the acquisition of Equant. This transaction resulted in the recognition of $6,502.5 million in goodwill, which is amortized over 20 years, and $208.6 million of other intangible assets, which are amortized over periods ranging from four to twenty years. In addition, we incurred a full year’s amortization on the goodwill assigned to Global One as a result of the buyout of Deutsche Telekom’s and Sprint’s interests in Global One by France Telecom during the first quarter of 2000. This transaction originally resulted in the recognition of $3,859.0 million in goodwill, which is amortized over 20 years, and $303.0 million of other intangible assets, which are amortized over periods ranging from three to twenty years. As a result of the deterioration in the telecommunications market we have also recognized an impairment charge on goodwill during the year. See “Loss on impairment of goodwill” for more details.

Loss on impairment of goodwill

Long-lived assets, including goodwill, are subject to an impairment review when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant falls, other than temporary, in the market price of our ordinary shares. The need for recording an impairment is determined by reference to the sum of undiscounted cash flows based on economic assumptions and forecasted operating activities approved by our management. When a write-down is deemed necessary, it is calculated by reference to the difference between the carrying value and the fair value. The determination of the fair value is based on valuations which differ depending on the method used. Significant management judgment is involved in the valuation process. Valuation methods we use include discounted cash flows using appropriate rates and considering other opportunities related to the acquisition such as synergies resulting from the integration as well as the strategic value of the acquired company to us, or by reference to quoted market prices. We recorded an impairment charge of $7,478.7 million in 2001 as a result of the significant deterioration of the telecommunications market. This charge was based on the difference between net book value of long-lived assets and fair value. The fair value of long-lived assets at December 31, 2001 was determined by reference to the market price of our ordinary shares as at that date, adjusted for an appropriate control premium, working capital and long-term liabilities.

Depreciation

In addition to the amortization of goodwill and other intangible assets, we recognized a $351.1 million depreciation charge in 2001 compared to $154.7 million in 2000, with the increase of $196.4 million due primarily to the acquisition of Equant, as well as increased depreciation on certain Network assets. If Global One had not acquired Equant, our depreciation charge would have increased by approximately $84 million as a result of the continued high levels of capital expenditure on network assets.

The depreciation charge is reflected in the financial statements based on the nature of costs and related assets as follows:

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions)
Cost of revenue	$138.5	$310.5
Selling, general and administrative expenses	16.2	40.6

Total	$154.7	$351.1

Equity in loss of affiliate

Equity in the loss of affiliate reflects recognition of our share of the loss of Radianz for the period since the acquisition of Equant.

Interest Expense (net)

Interest expense fell 76% to $7.1 million for the year ended December 31, 2001, compared to $29.3 million for the year ended December 31, 2000. The decrease in interest expense was primarily due to the repayment of borrowings from France Telecom in March 31, 2001 as part of the reorganization of Global One prior to the acquisition of Equant. We were cash positive throughout the second half of 2001, generating interest income (including amounts due from France Telecom) of $6.8 million.

Loss on impairment of investments

Loss on impairment of investments was $13.1 million in 2001. This represents the write-down to fair value of certain investments accounted for using the cost method, when management believes that it is more likely than not that its initial investment may not be fully recovered. The charge in 2001 comprised a $13.1 million impairment provision on STSN Inc., a company in which we own a 7.1% non-controlling interest.

Total Non-Operating Expenses

Total non-operating expenses consist of interest expense (net), equity in loss of affiliate and loss on impairment of investments. Total non-operating expenses increased by $16.7 million or 57% to $46.0 million for the year ended December 31, 2001 compared to $29.3 million for the year ended December 31, 2000. This increase in non-operating expenses was primarily due to an increase in the equity in loss of affiliate and losses on impairment of goodwill and investments accounted at cost, partially offset by a decrease in net interest expense incurred on borrowings.

Loss on continuing operations before taxes

Loss on continuing operations before taxes increased 948% to $8,699.2 million for the year ended December 31, 2001 compared to $830.1 million for the year ended December 31, 2000. This increase primarily resulted from the impairment of goodwill.

Income Taxes

Income taxes increased 210% in 2001 compared to 2000 primarily as a result of the acquisition of Equant.

The following section is a discussion of the historical operations of Global One for the years ended December 31, 2000 and 1999. The following discussion should be read in conjunction with the Combined Financial Statements of Global One for the year ended December 31, 2000 including the notes thereto on pages F-79 to F-99.

Overview

Global One offered a single source for the provision of seamless data, voice and IP telecommunications services for businesses, carriers and consumers around the world. “Seamless” service combines one-stop shopping or single contract customer service with uniform quality end-to-end technical and commercial service. Global One focused primarily on multinational businesses and their suppliers, distributors and customers. Global One provided data, voice and/or IP services in more than 120 countries and territories worldwide, including some of the most important telecommunications markets worldwide. Global One had revenues of $1,131.7 million in 2000, an increase of 7% compared to revenues of $1,057.0 million in 1999. Global One recorded a loss of $839 million in 2000, a decrease of 7% compared to the loss of $904 million in 1999.

The improvements in Global One’s results in 2000 compared to 1999 were due to an increase in its customer base and the implementation of a series of agreements among Global One’s local sales and service units, or LSSUs, Global Products and Services, or GPS, and France Telecom’s long distance division, or FTLD, and between Global One and Transpac. The agreements between the LSSUs, FTLD and GPS implemented in the second half of 2000 required FTLD to sell switched voice minutes, bandwidth and IP connectivity to GPS, combining FTLD’s resources with the resources owned by the LSSUs for which FTLD were invoiced by the LSSUs at cost plus a margin. Under these agreements, all costs invoiced by FTLD, as well as the central function costs, including global products, global sales, finance and corporate services, were accounted for within GPS. The LSSUs then purchased their manufactured global products and services from GPS at wholesale market prices. As a result of these agreements, FTLD bore the cost of France Telecom’s network and charged GPS for the bandwidth/actual usage of the network by Global One, which in turn reduced Global One’s cost of revenue and liquidity. Consequently, GPS was considered an entity of Global One in Global One’s historical combined financial statements. In July 2000, Global One also granted Transpac a franchise for Global One products in France, which consists of the right to become part of the Global One organization for the distribution and the support of Global One products.

Results of Operations for the Year Ended December 31, 2000, Compared to the Year Ended December 31, 1999

The following table sets forth Global One’s statement of operations for the years ended December 31, 1999 and 2000 and the percentage change between the two periods:

	Year ended December 31,		% change
			From 1999 to
	1999	2000	2000

	(U.S. dollars in millions)
Telecommunications service revenue	$1,057.0	$1,131.7	7.1%
Cost revenue	(1,347.4)	(1,250.1)	(7.2)%

Gross margin	$(290.4)	$(118.4)	(59.2)%
Sales and marketing expenses	(237.6)	(256.7)	8.1%
General and administrative expenses	(189.7)	(202.2)	6.6%
Amortization of goodwill and other intangible assets	(114.9)	(216.4)	88.4%

Total operating costs and expenses	$(542.2)	$(675.3)	24.6%

Operating loss	$(832.6)	$(793.7)	(4.7)%
Interest expense	(24.5)	(36.3)	48.3%
Interest income	5.9	7.0	18.8%
Foreign currency transaction losses	(40.8)	(3.9)	(90.3)%
Other expense, net	(4.1)	(3.1)	(25.7)%

Total non-operating expenses	$(63.6)	$(36.4)	(42.8)%
Loss before provision for income taxes	(896.2)	(830.1)	(7.4)%
Provision for income taxes	(8.2)	(8.9)	9.2%
Net loss	$(904.3)	$(839.0)	(7.2)%

Telecommunications Service Revenue

Telecommunications service revenue increased 7% to $1,131.7 million for the year ended December 31, 2000 compared to $1,057.0 million for the year ended December 31, 1999, primarily due to an increase in Global One’s data and IP customer base. Global One’s telecommunications service revenue can be broken down both by product line and regionally as follows:

Telecommunications Service Revenue by Product

	Year ended December 31,

	1999	2000

	(U.S. dollars in millions,
	except percentages)
Data and IP services (1)	$640.8	$711.5
As a percentage of revenues	60.6%	62.9%
Business Voice Services	156.4	149.5
As a percentage of revenues	14.8%	13.2%
Carrier Voice Services	185.2	190.7
As a percentage of revenues	17.5%	16.9%
Calling Card Services	69.5	66.4
As a percentage of revenues	6.6%	5.9%
Other (2)	5.1	13.6
As a percentage of revenues	0.5%	1.1%

Total	$1,057.0	$1,131.7

(1) Includes the data network, the IP network, satellites and systems and carrier bandwidth.
(2) Includes Global One Hosting services.

For the impact of the business lines that were not contributed to us in connection with the transactions on the above table, please see the pro forma information included within Note 5 to the Consolidated Financial Statements.

Telecommunications Service Revenue by Region

	Year ended December 31,

	1999	2000

	(U.S. dollars in millions,
	except percentages)
Asia Pacific	$68.7	$104.7
As a percentage of revenues	6.5%	9.2%
North America	168.3	245.6
As a percentage of revenues	15.9%	21.7%
Latin America	44.9	69.8
As a percentage of revenues	4.2%	6.2%
REEMEA(1)	137.1	164.9
As a percentage of revenues	13.0%	14.6%
Western Europe	638.0	546.7
As a percentage of revenues	60.4%	48.3%

Total	$1,057.0	$1,131.7

(1) Russia, Eastern Europe, the Middle East and Africa

In 2000, telecommunications service revenue generated in the Asia Pacific region increased primarily due to a new $29.7 million contract with an Australian carrier. See “—Sales and Marketing Expenses.” The telecommunications service revenue in the United States increased primarily due to the reassignment in July 2000 of the sales contracts with Sprint, which were originally entered into by a Global One entity in Ireland; prior to July 2000, revenue from these contracts was included in Western Europe revenue.

Cost of Revenue

Cost of revenue consists of all costs incurred to provide services rendered to customers, including access, transmission and termination. It also includes the costs of network depreciation and maintenance and costs of goods and services purchased for resale.

Cost of revenue for the year ended December 31, 2000 decreased 7% to $1,250.1 million (110.5% of revenues) compared to $1,347.4 million (127.5% of revenues) for the year ended December 31, 1999. The decrease in cost of revenue in 2000 is primarily attributable to the series of agreements entered into during July 2000 between Global One’s LSSUs, FTLD and GPS and between Global One and Transpac which are discussed above under the caption “—Overview.” The net effect of these agreements in 2000 was a $98.0 million reduction in cost of revenue. Additionally, the 1999 results reflect a fixed asset impairment charge of $66.7 million recorded to write-down certain network fixed assets to their net realizable value. These decreases in cost of revenue were partially offset by a $23.9 million increase in depreciation expense. See “—Depreciation.”

Sales and Marketing Expenses

Sales and marketing expenses consist of costs incurred by the sales and marketing force to promote and sell Global One products and services and to monitor and collect accounts receivable. Sales and marketing expenses for the year ended December 31, 2000 increased 8% to $256.7 million compared to $237.6 million for the year ended December 31, 1999. The increase in sales and marketing expenses was substantially attributable to an increase in the allowance for doubtful accounts, due in part to a provision of approximately $24 million in respect of amounts due from an Australian carrier.

At the time services were provided to this customer Global One obtained collateral and guarantees from the customer’s parent company. Payments of over $5 million were received during the year 2000. However, as of December 31, 2000, management made a full provision for the remaining amounts due in view of the customer’s subsequent financial situation.

General and Administrative Expenses

General and administrative expenses are those expenses incurred by the central and local management functions of Global One which monitor Global One’s performance. These costs include the cost of administrative assets and facilities. General and administrative expenses for the year ended December 31, 2000, increased 7% to $202.2 million compared to $189.7 million for the year ended December 31, 1999. The increase was primarily due to an increase in employee compensation rates and related costs.

Amortization of Goodwill and Other Intangible Assets

Amortization of goodwill and other intangible assets, which includes customer relationships, workforce and trade marks, increased 88% to $216.4 million for the year ended December 31, 2000 compared to $114.9 million for the year ended December 31, 1999. The increase was primarily due to the amortization of goodwill and other intangible asset balances assigned to Global One as a result of the buyout of Deutsche Telekom’s and Sprint’s interests in Global One by France Telecom during the first quarter of 2000. This transaction resulted in the recognition of $3,859.0 million in goodwill, which is amortized over 20 years, and $303.0 million of other intangible assets, which are amortized over periods ranging from three to twenty years.

Depreciation

In addition to the amortization of goodwill and other intangible assets, Global One recognized a $154.7 million depreciation charge in 2000 compared to $128.5 million in 1999, with the increase due primarily to continuing net investments in Global One’s network. This depreciation charge related to the network and administrative assets owned by Global One, which are depreciated over periods ranging from two to 25 years.

The depreciation charge was recognized by Global One and is reflected in its financial statements based on the nature of costs and related assets as follows:

	Year ended December 31,

	1999	2000

	(U.S. dollars in millions)
Cost of revenue	$114.6	$138.5
Sales and marketing expenses	5.6	6.7
General and administrative expenses	8.3	9.5

Total	$128.5	$154.7

Interest Expense

Interest expense increased 48% to $36.3 million for the year ended December 31, 2000, compared to $24.5 million for the year ended December 31, 1999. The increase in interest expense was primarily due to higher average borrowings through August 31, 2000 from France Telecom and, through March 31, 2000, from Global One’s former affiliates, Deutsche Telekom and Sprint. Interest expense from borrowings from financial institutions did not materially change between 2000 and 1999, amounting to approximately $8.0 million per year.

Foreign Currency Transaction Losses

Foreign currency transaction losses decreased 90% to $3.9 million for the year ended December 31, 2000 compared to $40.8 million for the year ended December 31, 1999. In 1999, Global One had subsidiaries that used U.S. dollars as their functional currency but which had net euro asset balances. Therefore, in 1999 Global One recognized substantial foreign currency transaction losses due to the significant weakening of the euro against the U.S. dollar. Most of those Global One entities maintaining a net euro asset balance changed their borrowing currency from the U.S. dollar to the euro in 2000, which had the effect of reducing Global One’s foreign currency transaction losses. Additionally, foreign currency transaction gains were recorded in the fourth quarter of 2000 on net euro receivable balances derived from transactions with France Telecom due to the strengthening of the euro against the U.S. dollar.

Total Non-Operating Expenses

Total non-operating expenses consist of interest income, interest expense, foreign currency transaction losses, and other expense, net. Total non-operating expenses decreased 43% to $36.4 million for the year ended December 31, 2000 compared to $63.6 million for the year ended December 31, 1999. This decrease in non-operating expenses was primarily due to the change in foreign currency transaction losses, partially offset by an increase in net interest expense incurred on the borrowings obtained from France Telecom.

Loss before Provision for Income Taxes

Loss before provision for income taxes decreased 7% to $830.1 million for the year ended December 31, 2000 compared to $896.2 million for the year ended December 31, 1999. This decrease primarily resulted from a net improvement in Global One’s operating margin in 2000 (70% of revenues) over 1999 (79% of revenues) and also from the decline in total non-operating expenses in 2000.

Provision for Income Taxes

Provision for income taxes consists of all payments made and provisions accounted for to record income tax on Global One’s revenues over the years ended December 31, 2000 and 1999. Provision for income taxes were stable in 2000 compared to 1999.

Item 6. Directors, Senior Management and Employees

Supervisory Board

As a Dutch company, our day to day management is entrusted to the Management Board under the supervision of the Supervisory Board. The Supervisory Board oversees and advises the Management Board. The Supervisory Board is responsible for establishing and supervising the policies pursued by the Management Board and the general course of our affairs and our business. In addition, certain actions by the Management Board require the prior approval of the Supervisory Board, and the Supervisory Board may by resolution specify additional actions that require such approval. See “—Management Board.” In fulfilling their duties, supervisory directors must serve our business interests.

The Supervisory Board currently consists of nine supervisory directors, all of whom are appointed and removed by our shareholders at a General Meeting of shareholders. Our Articles of Association require the retirement of supervisory directors at the age of 68, although their terms are otherwise unlimited, except if the General Meeting appointing the director(s) specifies otherwise. Our Articles of Association provide that the General Meeting of shareholders must elect five directors nominated by France Telecom, as long as it holds at least 34% of our outstanding shares, one director nominated by SITA, one director nominated by the SITA Foundation and two independent directors nominated by the Nominating Committee. As of December 30, 2002, the SITA Foundation will lose the right to nominate a director; there will instead be three Independent Directors after that time. The supervisory directors do not have service contracts with us and no termination benefits are payable at the end of their mandates.

Our Articles of Association provide that the General Meeting of shareholders will elect supervisory directors from lists of nominees France Telecom, SITA, the SITA Foundation and the Nominating Committee present. The lists are binding as long as, with respect to any particular seat, the list consists of two or more candidates, although the general meeting of shareholders can deprive the lists of their binding nature by two thirds vote representing more than half of our issued capital. The supervisory director nominated by SITA will cease to be a supervisory director when that right ceases to exist contractually between us and SITA S.C. As of December 30, 2002, the Supervisory Director appointed by the SITA Foundation shall be replaced by an Independent Director nominated by the Nominating Committee.

The supervisory directors appoint a chairman of the Supervisory Board from among their rank. The Supervisory Board meets no less frequently than once each calendar quarter, and must meet upon request by its chairman or by two or more of its other supervisory directors. Resolutions of the Supervisory Board require the approval of an absolute majority of votes cast.

The general meeting of shareholders may suspend or dismiss supervisory directors. The general meeting of shareholders establishes the compensation of supervisory directors upon the recommendation of the compensation committee of the Supervisory Board.

France Telecom, as majority shareholder, or any other holder of a significant percentage of our shares, may be able to exercise more influence at a shareholders’ meeting than would be apparent from the size of its holding to the detriment of our public shareholders. This is because the holders of most of our publicly-owned shares hold their shares in book-entry form, and many of these holders do not give voting instructions to their depositary institutions. These institutions generally do not vote shares without instructions. It may be difficult for shareholders holding shares in book-entry form to deliver voting instructions to us. Our Articles of Association contain no requirement that a specified percentage of our shares must be represented at shareholders’ meetings for the shareholders present at the meeting to adopt resolutions. Therefore, a significant shareholder, such as France Telecom, may have a decisive influence on the outcome of shareholder votes, even if the shareholder holds less than a majority of our shares at the time.

Our current supervisory directors are:

Michel Bon* Born 1943. Chief Executive Officer, France Telecom. He is also Chairman of the Boards of France Telecom and Orange S.A., and serves as a director for several other French companies, including Bull S.A., Air Liquide

S.A. and Lafarge S.A. He is a France Telecom nominee to the Supervisory Board, with an indefinite term.

Jacques Champeaux* Born 1948. Executive Vice President in charge of the Large Business Division, France Telecom. He serves as a director for various France Telecom subsidiaries. He is a France Telecom nominee to the Supervisory Board, with an indefinite term.

Jean-Yves Gouiffes* Born 1948. Executive Vice President in charge of the Network Division of France Telecom. He also serves as a director for various France Telecom subsidiaries and joint ventures. He is a France Telecom nominee to the Supervisory Board, with an indefinite term.

Bernard Izerable* Born 1956. Senior Vice President International, France Telecom. He also serves as a director for various France Telecom subsidiaries and joint ventures. He is a France Telecom nominee to the Supervisory Board, with an indefinite term.

Riccardo Lippi* Born 1938. Chairman of the Board of Trustees, the SITA Foundation. He is also Chairman of the Supervisory Board of SITA INC, and was Chairman of the Board of Directors of SITA SC from 1996 to 2000. He is the SITA Foundation’s nominee to the Supervisory Board, with a term that will end in December 2002.

Roberto Quarta. Born 1949. A Principal in Clayton, Dubilier & Rice, a private equity firm, and Chairman, BBA Group Plc. He is also a member of the Board of Directors, CD&R Acquisition plc. He was formerly Group Chief Executive of BBA Group Plc and a non-executive director of Powergen plc. He was elected as an independent member of the Supervisory Board on May 23, 2002 for an indefinite term.

Jean-Louis Vinciguerra* Born 1944. Chief Financial Officer and Executive Vice President in charge of the Resources Division, France Telecom. He also serves as a director for various France Telecom subsidiaries. He is a France Telecom nominee to the Supervisory Board, with an indefinite term.

John Watson* Born 1944. Director General, SITA SC and Managing Director of SITA INC. He is also a director of various SITA subsidiaries. He is SITA’s nominee to the Supervisory Board, with an indefinite term.

Irving Yoskowitz.* Born 1945. Lawyer, Crowell & Moring, and Senior Partner, Global Technology Partners, LLC. He also serves as a director for BBA Group plc. Elected as a non-affiliated director of the Supervisory Board in 1998, he is an independent member of the supervisory Board, with an indefinite term.

*The biographical information presented for each of our current supervisory directors is as of December 31, 2001.

Anne Bingaman was an independent member of the Supervisory Board until her resignation, which became effective on May 23, 2002. She was born in 1943 and is Chief Executive Officer, Valor Telecom LLC. She is also Chairman of the Board of Valor Telecom LLC, and serves as a director for McLeod USA and on the Board of Advisors for Net 2000 and BIA Investment Fund.

     Nominating Committee

The current members of our Nominating Committee are Didier Delepine, Irving Yoskowitz, Jacques Champeaux, and Roberto Quarta. In accordance with our Articles of Association, our Nominating Committee is a committee of the Supervisory Board with four members, three of whom must be supervisory directors and one of whom is the Chairman of the Management Board. Two of the delegates from the Supervisory Board must be independent directors. Resolutions of the Nominating Committee, including all nominations, are adopted by the majority of its delegates.

For each vacancy of an independent director to be filled, the Nominating Committee must nominate to the general meeting of shareholders at least two candidates to fill the vacancy if the list of candidates is to be binding on the General Meeting of the shareholders.

     Audit Committee

The current members of our Audit Committee are Roberto Quarta, Riccardo Lippi and Jean-Louis Vinciguerra, who serves as the Chairman. Until May 23, 2002, Anne Bingaman was also a member of the Committee. The Audit Committee is an elected committee of our Supervisory Board, and has three members, each of whom is financially literate, with the Chairman being a financial professional, who also serves as France Telecom’s Chief Financial Officer. Duties comprise assisting the Supervisory Board in its review of and decision-making process with respect to financial matters, recommending the appointment and dismissal of our independent auditors and meeting periodically with them.

The Audit Committee also reviews the nature and scope of our annual audit, the results of the annual audit, letters from the auditors to our management and responses to such letters, our interim and annual financial statements, changes in our accounting policies and practices, our internal audit function and its evaluations and recommendations.

Our Supervisory Board employs a guidance tool, known as the Terms of Reference to outline its expectations and the general duties of our Audit Committee. The Terms of Reference delineate the general duties of the Audit Committee in assisting the Supervisory Board in fulfilling its oversight responsibilities and specifically assigns duties with regards to the external auditor and our finance, internal audit and risk management functions. The Terms of Reference in place prior to the merger was approved by the Supervisory Board in July 1999. Post–merger, the Supervisory Board and the current Audit Committee is contemplating amendments to the Terms of Reference. This amendment is necessary because the current version extends the authority of the Audit Committee to the now dissolved SITA/Equant joint venture. The current Terms of Reference require the Audit Committee to carry out the following duties by function:

Finance Function

•	review the annual report, the annual financial statements, the quarterly or other interim financial information that we plan to release to the public, and quarterly financial information to be provided to shareholders for agreement, before submission to the Supervisory Board, focusing particularly on (a) any changes in accounting policies and practices; (b) any proposals for changes to our basis for the valuation of assets and liabilities for the determination of results; and (c) possible significant adjustments resulting from the audit;

•	ensure compliance with current accounting standards; current stock exchange and other regulatory requirements; and validate the “going concern assumption” made by management;

•	evaluate the suitability and effectiveness of the internal control environment; and

•	review the adequacy of our accounting and financial human resources and the adequacy of our succession planning process.

Internal Audit Function

•	review and evaluate the Internal Audit function including independence of its reporting obligations, the proposed audit plan for the year and the co-ordination of such plan with the external auditors;

•	review the adequacy the Internal Audit Department’s charter, budget and staffing; and

•	review and concur in the appointment, replacement, reassignment or dismissal of the Head of Internal Audit.

The revised but not yet effective Terms of Reference contain no material changes. Virtually, all amendments, are non-material terminology changes. The Terms of Reference under consideration add only two new requirements:

•	review annually our risk assessment and risk management process; and

•	review the results of the Internal Audit Department’s work at least twice annually.

     Compensation Committee

The current members of the Compensation Committee are Irving Yoskowitz, who serves as chairman, Jacques Champeaux and Jean-Yves Gouiffes.

The Compensation Committee is appointed by the Supervisory Board. It makes recommendations to the Board with regard to salary, bonus and other terms and conditions of employment of the Managing Directors and compensation of Supervisory Board Directors. The Supervisory Board also appoints the Chairman of the Compensation Committee, who must be an Independent Director.

Management Board

Our day to day management is entrusted to the Management Board under the supervision of the Supervisory Board. Under the Articles of Association, the Management Board must obtain prior approval from the Supervisory Board for:

•	the issuance, repurchase or redemption of any shares or other equity securities (including securities convertible into or exchangeable or exercisable for our shares or other equity securities) that we or a subsidiary issue or that a general or limited partnership in which we or subsidiary who is a partner issues;

•	the making of any application for a registration with a view to a listing or quotation, or withdrawal of a listing or quotation, on any stock exchange, of any of our securities;

•	the entering into or termination of any alliance or long-term agreement for cooperation by us or any of our affiliates, with any third party, or the entering into or termination of any material joint venture, partnership or other similar arrangement;

•	our acquisition or that by a subsidiary of a material participation in another legal entity;

•	the amendment of our Articles of Association;

•	a merger, legal split, consolidation or dissolution;

•	the filing of any petition for bankruptcy or for a suspension of payment or other protection pursuant to any applicable law for the protection of creditors;

•	the adoption of or significant change in, any business plan or budget of ours, or investment levels in us;

•	the reduction of our issued capital;

•	the sale of any portion of the shares we hold in any significant subsidiary;

•	the accrual of any material debt which exceeds 5% of our consolidated assets (other than the extension, refinancing or replacement of existing debt);

•	capital expenditures in any financial year in excess of the capital expenditures approved in our approved annual consolidated budget;

•	the declaration of any dividends or other distributions on capital stock, other than to any of our wholly-owned subsidiaries; and

•	the approval of the results of any audit.

The Supervisory Board may, by majority vote, adopt resolutions requiring its approval for other specified actions by the Management Board.

Under our Articles of Association, the Management Board shall consist of between three and seven managing directors as resolved by a general meeting of shareholders, and shall include a Chairman, as Chief Executive Officer, also appointed at the general meeting of the shareholders. The Chairman is charged with the general management and administration of our day to day affairs and the oversight and supervision of the affairs of our subsidiaries. The general meeting of shareholders appoints the managing directors for an indefinite period from a binding list of nominees proposed by the Supervisory Board. France Telecom has a right to nominate one seat on the Management Board, so long as it holds at least 34% of the outstanding shares of the Company. The general meeting of shareholders can deprive the Supervisory Board’s list of its binding nature by two-thirds vote representing more than half of our issued capital. Resolutions of the Management Board require the approval of a majority of the managing directors, provided that at least two votes, including that of the Chairman, are cast in favor of resolutions to be validly adopted.

The general meeting of shareholders may suspend or remove one or more managing directors, either at the proposal of the Supervisory Board or its own accord. The Supervisory Board may suspend managing directors, but if a general meeting of shareholders does not dismiss the suspended managing director within three months of such suspension, or if the general meeting of shareholders resolves to lift the suspension, the suspension will end. The general meeting of shareholders determines the compensation and other terms and conditions of employment of the managing directors, based upon the recommendation of the Supervisory Board.

The current managing directors are:

Didier Delepine. Born 1947. Mr. Delepine was appointed President and Chief Executive Officer in January 1998. Prior to that date, Mr. Delepine also served as the president and chief executive officer of Equant Network Services, positions he held from 1995 to July 1999. Prior to joining Equant, he held a number of senior positions at SITA, including that of senior vice president, during which time he managed the worldwide development of the Network and handled business development and production of information processing services.

John Allkins. Born 1949. Mr. Allkins joined us in September 1995 as Chief Financial Officer. Prior to that, he worked at British Telecom as finance director for its Worldwide Networks division from 1991 to 1995 and as finance director of BT International from 1988 to 1991. He has also held senior financial management positions at the United Kingdom telecommunications arm of ITT, including chief financial officer of its submarine cables business.

Daniel Caclin. Born 1953. Mr. Caclin joined us in 2001 as Chief Operating Officer. He previously was Chief Executive Officer of Global One. He has been Executive Vice President for France Telecom’s Data Business and Chief Executive Officer of Transpac. Previously, he held various positions of responsibility at France Telecom, primarily in areas of corporate business and finance

Compensation

The aggregate compensation paid in 2001 to our managing directors as a group was approximately $3,108,490. (This figure includes contingent or deferred compensation accrued in 2000 but excludes non-cash compensation of $7.2 million, which represents share plan compensation costs in respect of options granted and shares awarded). In 2000, we did not grant any options or restricted shares to the managing directors. In 2001, we granted 100,000 options and 25,000 restricted shares in aggregate to a new member of senior management. In addition we granted a total of 65,654 options (at an average exercise price of $26.98) and 348 restricted shares to other employees.

The aggregate compensation paid in 2001 to our supervisory directors as a group was approximately $0.6 million. (This includes non-cash compensation of $0.2 million representing share plan compensation costs associated with options granted). We granted options covering 12,488 shares (at a weighted average exercise price of $28.03) to our former supervisory directors for services rendered. These former supervisory directors had previously received the standard compensation package for supervisory board directors, which consists of a $25,000 annual taxable retainer and a taxable attendance fee of $2,000 per meeting plus expenses. Where intercontinental travel is required to attend a meeting, an additional meeting fee is provided. This compensation package was approved by the shareholders.

Our current supervisory directors received in 2001, options covering 31,248 (at a weighted average price of $14.40). For more detail on the options granted to our managing directors and supervisory directors, see “ – Share Ownership”

The managing directors were also covered in 2001 under group life and medical insurance programs that we provided. The aggregate amount included within compensation paid that we set aside to provide pension, retirement or similar benefits was approximately $0.5 million in 2001. The managing directors are entitled to a maximum severance package of two years’ earnings as compensation, immediate vesting of all options and two year’s of healthcare and group-term life insurance benefits upon termination of employment at our request. The cash compensation is due and payable within 30 days of the termination.

     We adopted a plan in November 2000 in anticipation of our acquisition by France Telecom to provide both Equant and Global One with a mechanism to encourage key employees, including our managing directors, to stay on and to ensure these same employees with a minimum level of severance benefits in the event of their termination unassociated with the France Telecom, Global One and SITA transactions and subsequent integration activities. The key features of the plan are as follows:

•	A retention provision – Effective from November 19, 2000, participants are eligible to receive a periodic cash retention payment made in six month increments based upon the achievement of predetermined time-based corporate milestones for the first eighteen months of the activities relating to the merger and integration with three potential payments.

•	A severance provision – In the event a participant’s employment terminates under certain circumstances, a designated period of salary payments, including bonus potential, would be paid.

There were originally 119 participants in this plan. The retention payments through December 31, 2001 were approximately $15.1 million, none of which was to then current managing directors. Daniel Caclin received $50,910 prior to becoming a Management Board member.

Employee Incentive Plans

Since 1995, we have had an employee share award plan for the benefit of eligible employees of Equant, SITA and the Joint Venture Entity. Under the terms of this plan, November 1998 was the cut-off date for determining general eligibility for awards. We made awards to our current managing directors of an aggregate of approximately 543,272 shares under this plan. In 2001, this Plan was split into separate plans and SITA and Equant established individual trusts for the assets previously in the combined trust. In addition, an aggregate of 58,910 share awards from the SITA/Equant Share Award Plan were granted. Of these 45,000 were to members of senior management.

In June 2001, the company conducted a tender offer. Employees were given materials which enabled them to determine whether they wished to tender options, an exercise price at or above $88 for a payment of $2 per option tendered. 1,743 employees tendered 946,906 options for an aggregate payment of approximately $1.9 million. In conjunction with France Telecom’s acquisition of a majority of our shares, all options and restricted share awards granted on or prior to November 19, 2000 vested.

We adopted a share option plan in 1998 for our employees, including our executives and senior management. The Option Plan provides that we may grant options and awards of shares covering up to a total of 3% of our shares outstanding, or 9,000,000 shares. As of December 31, 2001, there were approximately 3.2 million options and restricted shares outstanding. We made the first of these grants effective July 21, 1998 to all eligible employees at an exercise price of $27.00. Since then, we have granted further options on several occasions to our managing directors and other executive officers, supervising directors and other employees. The exercise prices for our grants of options under the Option Plan through September 15, 1999 were no less than the average price of our shares on the New York Stock Exchange over the five trading days preceding the grant date, in accordance with the original definition of “exercise price.” We have amended the terms of the Option Plan, as implemented in various countries, to provide that the exercise price for subsequent grants can be no less than the average price of our shares on the New York Stock Exchange or Euronext Paris on the date the Management Board selects. However, with respect to newly hired employees, including employees of LNOs that SITA may transfer to us or of any businesses we might acquire, we generally periodically set an exercise price for options we will grant during a certain period, or exceptionally, we may specify an exercise price for options granted in the hiring agreement for a newly hired employee. This may lead us to recognize additional compensation costs relating to these grants depending on our share price at the time of grant. In some countries we have adopted a “phantom” plan based on our share price, rather than an actual share option plan. The phantom plan is designed to approximate for our employees the incentives of owning share options without involving the actual transfer of options or shares. No further benefits were established under the phantom plan following completion of the France Telecom transactions. We have the right to issue and sell shares to meet the costs of the phantom plans. We may award additional options under our share option plans in the future.

Employees

We had 11,258 employees (full-time and full-time equivalents) at December 31, 2001. In addition, through the arrangements relating to the Joint Venture Agreement, we benefit from the services of 2,456 SITA employees that support the Network. We have experienced an increase in staff turnover as we have grown and are taking actions to minimize this. We currently have 10,832 employees as of May 31, 2002.

     The following table shows, at the dates indicated, our employees by function.

	1999	2000	2001

	Year ended December 31,

Direct	1,917	2,808	7,159
Selling	751	847	1,905
General and administrative	708	745	2,194

Total	3,376	4,400	11,258

In addition to the full-time employees referred to above, we had 1,312 contractors and temporary staff as of December 31, 2001.

Share ownership

None of our supervisory directors or managing directors beneficially owns, on an individual basis, shares representing 1% or more of our issued and outstanding share capital. As of May 21, 2002, our managing and supervisory directors held the following stock options:

Expiry Date	Number of Shares	Exercise Price

July 21, 2008	138,704	$27
October 15, 2008	1,346	$37.14
March 25, 2009	110,000	$82.06
May 1, 2009	555	$89.95
May 25, 2009	563	$88.71
May 25, 2010	1,358	$36.83
May 10, 2011	3,568	$28.03
July 20, 2011	27,776	$14.40
March 27, 2012	400,000	€13.12

     Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of December 31, 2001, we had 282,704,149 ordinary shares outstanding and 10,000,000 convertible preference shares outstanding. During the year, we issued 10,000,000 convertible preference shares and 81,145,594 ordinary shares, 80,617,348 in respect of the acquisition of Global One, 1,226 in respect of share options that were exercised and 528,246 in respect of restricted share awards that vested. To our knowledge as of June 24, 2002, France Telecom owned approximately 52.55% of our ordinary shares, and public shareholders held 47.45% of our ordinary shares (including 0.11% of our voting shares held by Supervisory Directors and Managing Directors as a group). The following table shows information as of June 24, 2002 on the ownership of our shares.

			Percent of
Title of Class	Identity of Person or Group	Number Owned	Class/Vote

Convertible Preference Shares	France Telecom	10,000,000	100
Ordinary Shares	France Telecom	148,567,348	52.55%
Ordinary Shares	Supervisory Directors and Managing Directors as a Group	304,317	0.11%

As of December 31, 2001, 55.4% of the voting share capital of France Telecom S.A. was controlled by the Government of the Republic of France.

As of December 31, 2001, we had 91 U.S. shareholders of record. Approximately 1.7% of our ordinary shares were held by U.S. shareholders of record as of that date. This percentage is based on information from our share register and may not represent the actual number of shares beneficially held by U.S. persons.

Significant changes in share ownership

Immediately following our initial public offering in July 1998, the SITA Foundation owned approximately 59.6% of our issued ordinary shares. The SITA Foundation sold ordinary shares in public offerings in February 1999 and December 1999. Immediately following the December 1999 offering, the SITA Foundation owned approximately 34% of our issued ordinary shares.

On November 19, 2000, we entered into a Contribution Agreement with France Telecom and Atlas as part of a wider set of separate but interrelated transactions. On completion of these transactions on June 29, 2001, France Telecom acquired a controlling interest in us. Upon execution of numerous contracts among France Telecom, SITA SC, and SITA INC. and us:

•	We acquired 100% of Global One in exchange for 80,617,348 newly issued Equant shares; and

•	France Telecom, through Atlas, subscribed for 10 million newly issued Equant convertible preference shares for $1 billion in cash and acquired the SITA Foundation’s 67,950,000 shares in Equant in exchange for 30,886,364 existing France Telecom shares.

Each convertible preference share has the same voting rights as one ordinary share and automatically converts into one new ordinary share on June 29, 2006. See “Item 10. Additional Information — Material Contracts — Description of Contribution Agreement”.

Under Annex 6 of the Contribution Agreement, France Telecom and any of its affiliates are prohibited from purchasing any more of our shares in the next five years, if such a purchase would result in beneficial ownership of 70% or more of our shares. France Telecom is generally prohibited from selling more than an aggregate 3% of the shares it currently owns June 29, 2002 or more than an aggregate of 25% of our shares between June 29, 2002 and June 29, 2005.

RELATED PARTY TRANSACTIONS

On June 29, 2001, as part of the France Telecom Transactions, we agreed to a framework for a series of new arrangements which replaced the existing SITA-Equant joint venture agreement. The new arrangements with SITA were originally signed on June 29, 2001, and finalized pursuant to respective Errata Amendments on November 30, 2001 and, as described below, address all major aspects of our relationship with SITA. We have also entered into a series of agreements detailing the contractual basis for France Telecom’s supply of a variety of services to us and for our purchase of transmission capacity from France Telecom. These arrangements will continue with France Telecom for so long as France Telecom maintains at least 34% of ownership of our outstanding shares. Most of the activities governed by the contracts with France Telecom, its affiliates and SITA are largely administrative and not individually material.

Our Relationship with SITA

On June 29, 2001, we terminated the Joint Venture Agreement with SITA and replaced it with (i) the Strategic Relationship Umbrella Agreement, (ii) the Network Services Agreement and (iii) the Transition and Management Agreement. See “Item 10. Additional Information – Material Contracts” for summaries of the Strategic Umbrella Agreement, Network Services Agreement and Transition and Management Agreement. We have also entered into an account management agreement with SITA. English law governs all of these agreements. Under the new arrangement with SITA, we control and manage the Network and provide on a preferred basis our portfolio of products and services to SITA, who delivers those services globally to airlines, airports, companies in the aerospace industry, companies in the airline computerized reservation systems, travel agents and companies whose principal business is the distribution of air travel, aviation organizations, the airfreight business and certain other customers

Our Relationship with France Telecom

Commercial Relationships between Us and France Telecom with Respect To End User Customers

On June 29, 2001, we entered into numerous agreements with France Telecom’s subsidiary, Transpac. The Umbrella, Affiliation and Reseller Agreements summarized below together govern the commercial relationship between Transpac and us in France. These agreements establish the terms and conditions that govern the joint business planning and monitoring process between Transpac and us (with the exception of voice and calling card services). We have also entered into agreements with Transpac on particular hosting, sales, service and trademark licensing arrangements consistent with the Umbrella, Affiliation and Reseller Agreements.

The Transpac Umbrella Agreement

The Transpac Umbrella Agreement establishes the overall scope of our relationship with Transpac and covers the supply of all data products. Transpac cannot sell to SITA and Radianz within their respective markets, but Transpac has exclusive rights either to resell our services in France or to act as an agent for the provision of existing products to our existing customers in France. Transpac cannot sell outside France except under the Global Account Management program. Each year Transpac must commit to aggregate revenue commitments in the form of minimum revenue guarantees. Such commitments are a key condition to our grant of various marketing and resale rights within France to Transpac.

We have agreed with France Telecom and Transpac to establish a steering committee that is in charge of the execution of the various agreements contemplated in the Transpac Umbrella Agreement and to resolve any disputes.

We are entitled to terminate any of the agreements contemplated by the Transpac Umbrella Agreement if France Telecom’s interest in our voting shares falls below 34%.

The Affiliation Agreement

We entered into the Affiliation Agreement with Transpac to provide Transpac with the exclusive right of resale of certain of our products within France and to appoint Transpac as our exclusive supplier of certain corporate products within France.

The Reseller Agreement

We entered into the Reseller Agreement with Transpac to provide Transpac with the exclusive right of resale of some of our products within France as detailed in the Agreement. Transpac may only sell our products to customers other than our existing customers in France, and any Transpac sales to our existing customers in France require our prior, written consent. Although Transpac has reserved the right to establish retail prices at which it may market and sell our products in France, it may not alter the global pricing structure for our products. The Reseller Agreement will expire when all of our products have been converged with products offered by the former Global One.

The Contribution Agreement governs the supply of services outside of France. We have signed a Memorandum of Understanding with France Telecom Long Distance confirming our intention to enter into a cross distribution agreement for the resale of carrier services and global products. We are currently negotiating these agreements.

Commercial Relationships Between Us and France Telecom With Respect to the Network

France Telecom supplies transmission capacity and IP services to us consistent with our obligations to purchase from them under certain circumstances. The purchase obligations are subject to France Telecom’s competitiveness with respect to financial, and quality of service criteria. The purchase obligation applies only to certain countries and the pricing is established using a benchmarking process. We also provide transmission capacity and IP services to France Telecom in countries in which it does not have a presence. In addition, we may also supply ancillary support services such as installation, trouble shooting, help desk, field operations, maintenance, equipment and circuit procurement, among other services. These services are provided on a cost basis. For further details on pricing see “Item 10. Material Contracts”. We provide human resources support in the form of dedicated staff made available to France Telecom to support their activities outside of France. These services are provided on a cost-plus basis. These commercial relationships will continue under varying terms so long as FranceTelecom continues to own at least 34% of our outstanding shares.

Pre-Paid and Post-paid Calling Cards Business; Supply of Carrier Services to Carriers Business

Outside France, we act as France Telecom’s distributor for its pre-paid and post-paid calling cards businesses and its telecommunications services for carriers business pursuant to distribution agreements originally entered into between France Telecom and Global One. We have agreed with France Telecom to terminate these agreements by the end of 2002. With respect to the pre-paid and post-paid calling cards businesses, we anticipate that any future support will comprise largely human resources services or operational support, but not distribution. With respect to the carrier business, France Telecom intends to establish companies in various countries and operate these businesses out of these companies as much as possible. France Telecom can require us to continue to act as its distributor in certain countries for a minimum of one year, however, in such an event, and we shall enter into new distribution agreements on arm’s length commercial terms with France Telecom.

Voice Services

As prescribed by the Contribution Agreement, we have signed a Memorandum of Understanding with France Telecom agreeing to transfer the operation, management and financial responsibility for the switched voice business, and the switched voice platform both of which we acquired in the merger with Global One over to France Telecom by the end of 2005. We are currently negotiating definitive agreements consistent with the form of agreements annexed to the Voice Memorandum of Understanding.

We will gradually shift our voice customers to a voice-over-IP platform as we develop the technical solution to do so. The migration should be complete by the end of 2005. In the interim, under the Agreement for the Supply of switched voice services, France Telecom provides a global commercial voice service to us for resale to our multinational customers. Consideration for such services is determined through the development of a joint business plan that results in France Telecom’s absorbing the cost of the switched voice.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

For our Consolidated Statements and Other Financial Information, see “Item 18. Financial Statements”.

Legal Proceedings

From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. We are not currently aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial position or results of operations.

Dividend Policy

We have not, to date, paid any dividends on our shares. We expect that we will retain all available funds for use in the operation and expansion of our business, and we do not anticipate paying cash dividends in the foreseeable future.

If we declare dividends in the future, we may do so either in Euros or U.S. dollars. In the event that we declare dividends in Euros, the amount of U.S. dollars realized by shareholders will vary with the rate of exchange between U.S. dollars and Euros, as the case may be. See “Description of Shares—Dividends.”

SIGNIFICANT CHANGES

There are no material developments to report since December 31, 2001.

Item 9. The Offer and Listing

COMMON SHARE PRICE RANGE

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “ENT” and on the Paris Stock Exchange (“Euronext Paris”) under the symbol “EQU” (Euroclear France code: 12701) since our initial public offering in July 1998. The following table sets forth the high and low closing prices of the ordinary shares as recorded on the New York Stock Exchange Composite Tape and the high and low closing price in Euros for our shares for the quarters and months indicated.

	High	Low	High	Low

	New York Stock Exchange		Bourse de Paris
	Price per Share		Price per Share

	(in dollars)		(in Euros)(1)

1998 (beginning July 21, 1998)	$67 15/16	$33 3/4	€59.29	€28.05
1999	$112	$69 1/2	€115.50	€60.00
First Quarter 2000	$126 9/16	$81 5/8	€128.90	€86.70
Second Quarter 2000	$87	$36	€90.60	€38.50
Third Quarter 2000	$46 3/16	$34 11/16	€52.20	€37.75
Fourth Quarter 2000	$37	$23 13/16	€41.50	€27.40
First Quarter 2001	$31.88	$21.13	€33.98	€23.31
Second Quarter 2001	$30.00	$22.90	€34.10	€21.24
Third Quarter 2001	$26.80	$7.95	€21.25	€8.25
October 2001	$11.45	$7.86	€12.95	€8.46
November 2001	$13.40	$10.26	€15.48	€11.16
December 2001	$13.90	$11.25	€15.48	€12.79
January 2002	$12.90	$11.20	€14.47	€13.00
February 2002	$11.16	$8.02	€13.44	€9.13
March 2002	$11.35	$8.81	€13.12	€10.27
April 2002	$11.23	$9.05	€12.93	€10.05
May 2002	$9.02	$6.80	€10.05	€7.28
June 2002 (through June 24, 2002)	$6.79	$4.41	€7.30	€4.50

(1)	Our ordinary shares were quoted on Euronext Paris in French Francs prior to January 1, 1999, when the Euro became a lawful currency in the Republic of France. Share prices appearing in this table for periods before that date have been translated at a rate of 1 = FF6.55957.

MARKET INFORMATION

General

Our ordinary shares are listed on the New York Stock Exchange and the Euronext Paris.

Euronext Paris

Euronext Paris is a self-regulatory organization that oversees the operation of regulated markets, including the admission of financial instruments. It is responsible for supervising the trading of listed securities on French stock exchanges and publishing a daily official price list that includes price information concerning listed securities. Euronext Paris has introduced continuous trading during trading hours by computer for most listed securities.

Securities approved for listing by Euronext Paris are traded on one of three markets. The securities of most large companies are listed on the Premier Marché, and the Second Marché is available for small-and medium-sized companies. Securities may also be traded on the Nouveau Marché, a regulated electronic market designed primarily for small capitalization and start-up companies. The Premier Marché, the Second Marché and the Nouveau Marché are operated and managed by Euronext Paris. Our ordinary shares are traded on the Premier Marché.

Official trading of listed securities on the Premier Marché of Euronext Paris is transacted through investment service providers that are members of Euronext Paris and takes place continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. through 9:00 a.m. and a post closing session from 5:25 p.m. to 5:30 p.m. (during which transactions are recorded but not executed until the next opening auction at 9:00 a.m. or closing auction at 5:30 p.m.) Any trade effected after the close of a stock exchange session is recorded on the next Euronext Paris trading day, at the closing price for the relevant security at the end of the previous day’s session.

“Euronext Paris places securities listed on the Premier Marché in one of two categories, depending on their trading volumes. Our shares trade in the Continu category, which includes the most actively traded securities. Euronext Paris automatically restricts trading in a security listed in the Premier Marché in the Continu category upon entry in the central order book of an order likely to result in a trade being executed at a price exceeding the specific price limits defined by its regulations. In particular, trading is automatically restricted in a security whose quoted price varies by more than 10.0% from the last price determined in an auction or by more than 2.0% from the last traded price. If the order that has caused the restriction is not confirmed within the following minute, the trading of this security resumes. If the order is confirmed, an auction is organized after a call phase of four minutes, during which orders are entered in the central order book but not executed.

Euronext Paris may also suspend trading of a security listed on the Premier Marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in the security.

Trades of securities listed on the Premier Marché of Euronext Paris are generally settled in cash (marché au comptant). However, allowance is made for investors wishing to settle later, since intermediaries offer a Deferred Settlement Service (Service á Règlement Différé or “SRD”) for a selection of stock. Our ordinary shares are eligible for Deferred Settlement orders. In this system, the transfer of ownership to or from the investor takes place on the date of settlement, which is the last business day of the month. The deferred settlement account closes five business days before the end of the calendar month. When a stock goes ex-dividend between the day of the trade and settlement day, buyers are not entitled to the related tax credit since they only acquire ownership at the end of the month. Individual investors may, provided their intermediaries agree, roll their positions over from one month to the next on the basis of a referencing price published by Euronext Paris each month. In the event of a public tender offer, it will not be possible to place deferred settlement orders for the stock concerned as long as the offer remains open. A fee is charged for the deferred settlement orders: as with all other fees, intermediaries set the applicable rate freely, without the intervention of market authorities. Finally, intermediaries are entitled to refuse deferred settlement orders, whether to buy or to sell.

Item 10 — Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

We were incorporated under the laws of The Netherlands as a public limited liability company (naamloze vennootschap) by deed dated March 3, 1995, as amended and restated effective the closing date of our initial public offering on July 23, 1998. The Articles of Association were further amended and restated on June 29, 2001. We have our corporate seat in Amsterdam, The Netherlands, with our principal executive offices at Gatwickstraat 21-23, 1043 GL Amsterdam-Sloterdijk. We are registered under no. 33267383 with the trade register at the Chamber of Commerce in Amsterdam, The Netherlands. Certain provisions of our Articles of Association and certain provisions of Dutch law are summarized below. The following summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association and such law.

Objects

Our objects are set forth in article 3 of the Articles of Association and entail:

(a)	to hold, co-ordinate and manage various interests in the capital stock of various companies worldwide engaged in the business of selling various telecommunications services, developing and selling various computer software products, providing various telecommunications equipment, maintenance and other related services, and to coordinate and supervise their world-wide management;

(b)	to undertake all financial operations and in particular to acquire, dispose of, or exchange shares and other securities in any commercial, industrial or financial company, to hold all or part of the capital stock or to own a controlling interest in various companies and whenever necessary to supervise their management, to borrow and lend money and to guarantee or grant security in relation to the obligation of others, to make deposits and establish and carry out all forms of banking relationships; and to enter into and perform all ancillary agreements and arrangements for any such purpose;

(c)	to establish commercial direction and policy for the various companies described in subclauses (a) and (b), to provide all forms of management services and to appoint their management; and

(d)	to undertake any action or operation in direct or indirect relation with our objects.

Certain powers of Directors

If a managing director, acting in his personal capacity, enters into an agreement with us or conducts any litigation against us, we may be represented in that matter either by our Management Board or the other managing directors, or by a supervisory director to be designated by the Supervisory Board, all the foregoing unless the general meeting of shareholders designate a person for that purpose of the law provides for the designation in a different manner. Such person can also be the managing director with whom there is the conflict of interest. If a managing director has a conflict of interest with us other than as referred to in the second preceding sentence, he shall, like the Management Board or the other managing directors, have the power to represent us, with due observance of the provisions of our Articles of Association.

Among other restrictions, our Management Board may not undertake or propose or take resolutions, without a resolution or approval by the Supervisory Board with respect to the entering into:

(i)	any loan agreement,

(ii)	incurrence of indebtedness for borrowed money or the guarantee or granting of any other form of security for the indebtedness of others, if the relevant transaction is “ material” within the meaning of the Articles of Association;

provided that no such resolution or approval shall be necessary for the entering into of any loan agreement, incurrence of indebtedness for borrowed money or the guarantee of or granting any other form of security for the indebtedness issued to others in exchange for, or the proceeds of which are used to extend, refinance, renew, replace or refund, any such loan agreement, indebtedness, guarantee or security in existence on June 29, 2001 and provided, further, that any such refinancing, renewal, replacement or refund shall not increase the principal amount of the related indebtedness.

Retirement: members of the Supervisory Board

No supervisory director may be 68 years of age or older and each supervisory director must resign from office no later than on the day on which the annual general meeting shareholders is held in the financial year in which he becomes 68 years of age.

Dividends

We will add the profits made in any financial year to the reserves, unless the general meeting of shareholders determines otherwise in accordance with the Articles of Association. Out of our share premium reserve and other reserves available for shareholder distributions under Dutch law, the general meeting of shareholders may declare distributions, upon the proposal of the Management Board and the approval of the Supervisory Board. We may not pay dividends if the payment would reduce shareholders’ equity below the paid-up portion of the share capital, plus the reserves statutorily required to be maintained. With the approval of the general meeting of shareholders, upon the proposal of the Management Board and subject to the approval of the Supervisory Board, we may pay out interim dividends, subject to certain provisions of Dutch law. We may resolve to pay a dividend in whole or in part in the form of shares or other assets. Dividends which have not been claimed five years and two days after becoming payable shall be forfeited to our benefit.

We have not, to date, paid dividends in respect of our shares. At present, we expect that we will retain all available funds for use in the operation and expansion of the business, and we do not currently anticipate paying cash dividends in the foreseeable future. In the event that dividends are declared, however, we expect that we would pay such dividends either in Euros or U.S. dollars, although we may declare dividends in other currencies. In the event that we declare dividends in Euros, the amount of U.S. dollars realized by shareholders will vary with the rate of exchange between U.S. dollars and Euros. We will pay cash dividends to holders of our shares of Dutch Registry to the Dutch Transfer Agent and Registrar who will, if necessary, convert such dividends into Euros, at the rate of exchange on the date such dividends are paid, for disbursement to such holders. We will pay cash dividends to holders of our shares of New York Registry to the New York Transfer Agent and Registrar, who will, if necessary, convert such dividends into U.S. dollars at the rate of exchange on the date such dividends are paid, for disbursement to such holders. We will pay dividends on our shares held in registered form to the person in whose name those shares are registered as of the relevant record date. Accordingly, so long as a holder elects to hold his or her shares in book-entry form through the Depository Trust Company (“DTC”) or Euroclear France S.A. (“Euroclear France”), such holder will receive any dividends through DTC or Euroclear France, and must rely on the procedures of those organizations to receive such dividends or to enforce any other rights that he or she may have as a shareholder.

Shareholder Meetings and Voting Rights

Each shareholder has the right to attend general meetings of shareholders, either in person or represented by a person holding a written proxy, to address shareholder meetings, and to exercise voting rights, subject to the provisions of the Articles of Association. Our annual general meeting of shareholders will be held within six months after the close of each financial year, in Amsterdam, Rotterdam, The Hague or in the municipality of Haarlemmermeer (Schiphol Airport), The Netherlands. We will hold extraordinary general meetings of shareholders as often as the Supervisory Board or the Management Board deems necessary, or upon the written request of France Telecom or one or more shareholders representing not less than 10% of our shares to the Management Board specifying in detail the matters to be addressed at the meeting.

We will give notice of each meeting of shareholders by mail to registered holders of our shares and other persons who by law are entitled to attend meetings, at the address of each shareholder or other person as set forth in the shareholder register. Alternatively, we may publish notice thereof in a daily distributed newspaper in The Netherlands and in an internationally distributed financial daily periodical of international repute and in such other manner as may be required to comply with the rules of any securities exchange on which our shares are listed or any automated quotation system on which our shares are quoted, not later than four weeks prior to the meeting. We are exempt from the proxy rules under the Exchange Act. Euroclear France will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of our shares held directly or indirectly through Euroclear France. The New York Agent will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of our shares held directly or indirectly through DTC. Voting instructions compiled by Euroclear France will be remitted to the Dutch Transfer Agent and Registrar (as defined herein). The New York Agent and the Dutch Transfer Agent and Registrar will vote our shares held by them according to such instructions. In order for holders of our shares held directly or indirectly through Euroclear France to attend general meetings of shareholders in person, such holders must withdraw their shares from Euroclear France and have such shares registered directly in their name or in the name of their nominee. In order for holders of our shares held directly or indirectly through DTC to attend general meetings of shareholders in person, such holders need not withdraw such shares from DTC but must follow rules and procedures established by the New York Agent. Holders of our shares in bearer form must deposit those shares as specified in the published notice. It may be difficult for shareholders holding shares in book-entry form to deliver voting instructions to us.

Each share is entitled to one vote. Unless otherwise required by the Articles of Association or Dutch law, resolutions of general meetings of shareholders require the approval of an absolute majority of the votes cast.

Adoption of Annual Accounts and Discharge of Management Liability

The Management Board must prepare our annual accounts within five months after the end of each fiscal year (unless the general meeting of shareholders has extended this period by a maximum of six additional months by reason of special circumstances). Within six months after the end of such financial year (or within such additional time), the Management Board shall present the annual accounts to the general meeting of shareholders, together with the advice it has received thereon from the Supervisory Board and accompanied by the annual report.

At the General Meeting of Shareholders at which it is resolved to adopt the financial statements, it shall be separately proposed to release the Managing Directors and the Supervisory Directors from liability for the performance of their respective duties, insofar as the performance of such duties is reflected in the financial statements and/or the annual report. The scope of a release from liability is subject to limitations by law.

Article 20 of the Articles of the Company contains provisions with regard to the indemnification by the Company of current and former members of the Supervisory Board and Management Board and other persons. Pursuant to these provisions, the Company shall indemnify the foregoing persons against certain expenses and other costs. Any indemnification by the Company shall (unless otherwise ordered by a court) only be made upon a determination by the Company that indemnification of the relevant person is proper in the circumstances because he had met the applicable standard of conduct.

Liquidation Rights

In the event of our dissolution and winding up, the assets remaining after payment of all liabilities shall be distributed among the shareholders in accordance with the Articles of Association.

Issue of Shares; Preemptive Rights

Unless limited or excluded by the general meeting of shareholders or the Management Board as described below, each holder of shares has a pro rata preemptive right to subscribe for any newly issued shares in Equant, unless payment must be made other than in cash.

The general meeting of shareholders has the power to issue shares and to determine the terms and conditions of share issuances. The general meeting of shareholders may also authorize the Management Board, for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances. Any such authorization shall specify the number of shares that may be issued. Any issuance of shares by the Management Board is subject to the approval of the Supervisory Board. As long as this power is vested in the Management Board, the general meeting of shareholders shall neither have the power to issue shares nor the power to determine the price, conditions or times of the issuance.

The general meeting of shareholders also has the power to limit or exclude preemptive rights in connection with new issuances of shares, and may authorize the Management Board, for a period of no more than five years, to limit or exclude preemptive rights (if the Management Board has been simultaneously designated as having the authority to issue shares). The Management Board has been delegated the power to issue shares, and to grant share options and rights to acquire shares, and to restrict or exclude preemptive rights, in each case subject to the approval of the Supervisory Board, until July 31, 2003.

Acquisition of Shares

We may acquire shares in our own share capital, subject to certain provisions of Dutch law and of our Articles of Association, if (i) the general meeting of shareholders has given the Management Board authorization to do so (which authorization shall be valid for no more than 18 months, and shall specify the number of shares that may be acquired and the permitted price range); (ii) our shareholder capital, reduced by the acquisition price, is not less than the sum of the paid and called-up share capital and the reserves to be maintained pursuant to Dutch law or the Articles of Association; and (iii) the par value of the shares that we and our subsidiaries already hold does not exceed one-tenth of our issued share capital. Shares that we hold may not be voted and may not participate in any distribution of profits or distribution of surplus assets after liquidation.

Cancellation of Shares

By resolution of the general meeting of shareholders, we may cancel shares that we hold, provided that the cancellation may not cause the paid up portion of the share capital to be reduced to less than one-fifth of the authorized capital, and subject to certain statutory provisions.

Amendment of the Articles of Association

The general meeting of shareholders may resolve to amend the Articles of Association at the proposal of, or with the prior approval of, the Supervisory Board.

Disclosure of Holdings

Under the Act of Disclosure of Holdings in Listed Companies 1996 (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996, the “Disclosure of Holdings Act 1996”), any person who, directly or indirectly, acquires or disposes of an interest in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area must give a written notice of such acquisition or disposal to that company and the Dutch Authority for the Financial Markets (Autoriteit Financiele Makten), if as a result of such acquisition or disposal the percentage of capital interest or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges referred to in the Disclosure of Holdings Act 1996 are 0-5, 5-10, 10-25, 25-50, 50-66 2/3 and over 66 2/3.

Non-compliance with the obligations of the Disclosure of Holdings Act 1996 constitutes an economic offense, and may result in criminal sanctions. In addition, a civil court can issue orders against any person who does not notify or incorrectly notifies in accordance with the Disclosure of Holdings Act 1996, including suspension of voting rights in respect of such person’s shares.

The insider trading rules under the 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) create an additional notification duty for shareholders holding, directly or indirectly, a capital interest of more than 25% in a listed company. Such shareholders must notify the Dutch Authority for the Financial Markets of any and all transactions from or within the Netherlands that they carry out, directly or indirectly, in our securities. If a more than 25% shareholder is a legal entity and not an individual, the obligation is extended to the managing and supervisory board members of the legal entity.

The Dutch Authority for the Financial Markets can also impose administrative penalties (bestuurlijke boetes en dwangsommen) in the event of a violation of the Disclosure of Holdings Act and of the insider trading rules. Violation of insider trading rules can also lead to criminal sanctions.

Limitations on Right to Hold or Vote Shares

There are currently no limitations imposed by Dutch law or by our Articles of Association on the right of non-resident holders to hold or vote our shares.

MATERIAL CONTRACTS

Description of the Contribution Agreement

The Contribution. On November 19, 2000, we, France Telecom and Atlas entered into the Contribution Agreement, pursuant to which Atlas contributed to us 100% of the share capital of Global One, which was required to have net cash of not less than $300 million. In return, we effected a capital increase and issued to Atlas 80,617,348 new Equant ordinary shares. Prior to or as soon as practicable following the closing, France Telecom was required to transfer out of Global One certain existing businesses of Global One. As a result of these transactions, we became the owner of Global One’s corporate data services business. France Telecom has also undertaken to share with us certain restructuring costs resulting from our combination with Global One. We describe these costs in “Item 5. Operating and Financial Review and Prospects – Overview Factors Affecting our Business.” In addition, Atlas subscribed for 10,000,000 new Equant convertible preference shares for $1 billion. Each Equant convertible preference share has the same voting rights as one ordinary share and are mandatorily and automatically convertible into one Equant ordinary share on the fifth anniversary of the closing of the transactions. Should any dividends be declared on our ordinary shares, holders of our convertible preference shares will receive a preferential dividend of 0.045 new Equant preference shares for each Equant preference share, as well as the dividend per share paid on our ordinary shares.

Other Business Arrangements. Under the terms of the Contribution Agreement, we and France Telecom have agreed to manage customer relationships as an integrated group. Generally, we have account responsibility for multinational corporations and other corporate customers outside France. France Telecom generally has account responsibility for customers in France, and any international data network services it provides to these customers are sourced exclusively from us. In addition, we have entered into a cash pooling arrangement with France Telecom pursuant to which we lend to France Telecom our excess cash position. The specific terms of these business arrangements are still being negotiated under the framework provided in the Contribution Agreement.

Corporate Governance. Under the terms of the Contribution Agreement, for so long as France Telecom and its affiliates in the aggregate beneficially own at least 34% of our outstanding share capital, our Supervisory Board will consist of, and be maintained at, nine members. For the first 18 months after closing, five of these members will be nominated by France Telecom, one will be nominated by the Foundation, one will be nominated by the board of SITA as representative of the air transport community and two will be independent. After 18 months, the Foundation will lose its right to nominate a Supervisory Board member, and three members will be independent. Approval of the independent directors is required in order to permit us to enter into any material contract, agreement or transaction with France Telecom or any of its affiliates other than in the ordinary course of business and on an arms’ length basis. Approval of the independent directors is also required for the Supervisory Board to approve certain amendments to our Articles of Association, as well as for us to pay dividends.

Standstill; Transfer Restrictions. Under the Contribution Agreement, France Telecom is generally prohibited from: (i) taking any action for five years from the closing date that would result in its beneficially owning more than 70% of our outstanding stock; (ii) selling or otherwise disposing of more than an aggregate of 3% of the Equant shares during the first year after the closing date or more than an aggregate of 25% of the shares during the three subsequent years unless our independent directors approve, or shareholders can, or if the transaction would combine us with another company and France Telecom would hold at least 34% of the voting rights in the new entity; or (iii) for four years after closing, knowingly causing or permitting any transaction or series of related transactions that would involve the acquisition or accumulation of a controlling interest in us by any party other than France Telecom, unless all shareholders are accorded the same treatment as France Telecom.

Indemnification. From and after the closing, and subject to certain limitations, we, France Telecom and Atlas have agreed to indemnify and hold harmless each other party to the Contribution Agreement for certain losses or other claims arising from or in connection with any breach of warranty, representation or other covenant or obligation under the Contribution Agreement or for any untrue statement of material fact or omission to state a material fact with respect to information provided by or concerning such party in certain documents in connection with the transactions. Liability (for indemnification or otherwise) with respect to a breach of any representation or warranty is subject if true for each party to a minimum per-claim amount of $1 million and a deductible of $115 million. The aggregate liability of France Telecom and Atlas for indemnification is capped at $1.5 billion, while our liability for indemnification is capped at $3 billion. We have the option to pay any net amounts we may owe France Telecom in respect of our indemnification obligation in cash or, in certain circumstances, in new Equant ordinary shares.

Description Of The Strategic Relationship Umbrella Agreement (“Umbrella Agreement”)

On June 29, 2001, we signed the Umbrella Agreement with France Telecom, SITA and SITA INC. to create a new strategic relationship among the parties with respect to the network previously operated for both our and SITA’s benefit. The objective of the Umbrella Agreement is to ensure that SITA continues to enjoy access to the Network and support services on a preferred basis so that it can continue exclusively to deliver its services to the Air Transport Community. Under the Umbrella Agreement, SITA has become our sole distributor to the air transport community.

We have established, as required by the Umbrella Agreement, a SITA Relationship Team to address all of SITA’s business needs. Moreover, so long as SITA uses us as its exclusive supplier of network services, SITA can appoint one representative to our Supervisory Board. The Umbrella Agreement became effective on July 1, 2001 and will stay in effect so long as the Network Services and the Transition and Management Agreements are in effect.

To manage this new relationship, the Umbrella Agreement creates a joint executive committee, comprised of three persons appointed by SITA and three persons appointed by us, with the following specialized sub-committees: Product Council, Network Planning Committee and Network Operations Performance Committee. Our head of network operations must be a member of the Executive Committee. The executive committee has overall authority to implement and maintain the Umbrella, the Network Services and the Transition and Management Agreements, including a significant role in the resolution of all disputes.

If the Executive committee is unable to resolve a particular dispute, it is referred first to our CEO and to the SITA Director General, then to a Board Committee consisting of the Supervisory Board Chairmen of both Equant and SITA with a third independent member appointed by the Chairmen. A failure to resolve the dispute at the Board Committee level results in a referral to formal binding ICC arbitration in London.

Under the terms of the Umbrella Agreement, in the event of a change of control of one of the parties resulting in that party’s being controlled by a competitor of the other party, the other party will have the right to terminate the new agreement if the change of control jeopardizes its legitimate business interests. In addition, in the event that France Telecom knowingly sells 5% or more of our ordinary shares to a competitor of SITA, we and France Telecom have agreed to cause that competitor to be bound by any non-solicitation provisions contained in the agreement in respect of the sale to the air transport community of our network services.

Network Services Agreement

General Principles

On June 29, 2001 we entered into a ten year Services Agreement governed by English law, with SITA, and SITA Inc. requiring us to provide to SITA all network services necessary for SITA’s use or for resale to the air transport community.

Services

We have agreed to provide products and services to SITA consisting of or, to a partial extent, comprising telecommunications carriage, as well as certain support services and such other products or services as we and SITA may agree to from time to time, and we have agreed to provide SITA the same generic products and services that we offer to our other customers. All products and services will be branded as SITA products when resold by SITA.

Changes in the Scope of the Services

We have agreed with SITA to establish a product council to make recommendations regarding the development of new generic products and services and new SITA specific products and services.

Upon our acceptance of a product council recommendation, we have agreed to fund the full cost of the development of any new generic product or service. In the event we reject the product council’s recommendation, SITA may require us to develop the product or service, but such product or service will be designated as SITA specific, and the costs for the development of such products and services shall be borne by SITA.

Should we decide to market a SITA-specific product or service to a customer other than SITA, we must pay SITA a negotiable fee. We may, in our sole discretion, market a SITA-specific product or service as a standard product or service across our customer base, but we must refund to SITA the entire cost of development (or a portion thereof depending on the timing of our decision to market the product or service).

Network, Network Planning and Network Expansion

We have agreed to ensure and provide continuity of network services in all countries and locations where SITA provided network services to customers on July 1, 2001. We may not make any proposed change or take any action which is likely to negatively affect the functionality of the network services.

We are responsible for funding the acquisition of all network assets used in the operation and delivery of generic products and services, and we have agreed to fund and maintain, at our own cost, these generic network assets necessary to support the Network. Furthermore, we have agreed to fund and implement certain expansions and modifications of the Network. SITA bears no responsibility for funding expansions or modifications to the Network, for the acquisition of any network assets or for the maintenance or routine development of the Network.

We have agreed to fund modifications or expansions to the Network recommended by the network planning committee. We may, however, under certain circumstances, refuse to fund such an action.

If we fail to fund an action like this such that our failure constitutes a breach of the Services Agreement, SITA may take such steps as are reasonably necessary to provide the affected services to the Air Transport Community. If we consent or if our failure to fund an action like this constitutes a material breach of the Services Agreement as determined by the Executive Committee, SITA retains the option, which we call “step-in rights”, to recover operational control of sufficient network resources to provide its services to the Airport Transport Community. These rights terminate once we fulfill our funding obligation.

Service Procedures

SITA and we have agreed that our chief executive officer and the Director General of SITA SC will meet annually to review the overall operation of the Services Agreement.

Certain agreements existing between Global One and customers in the Air Transport Community prior to the merger between us and Global One have now been transferred to or assumed by us. With respect to some of these agreements, including those agreements with annual revenues exceeding U.S. $ 100,000, we have agreed to cooperate fully with SITA to either assign, novate or otherwise transfer them at the earliest practical date. Confidentiality arrangements prevented the disclosure of some of these agreements to SITA, and we approached those customers to obtain their consent.

Exclusivity and Non-Solicitation

For five years starting July 1, 2001 (the “Effective Period”), we will be the exclusive supplier of network services to SITA, and, subject to certain limited exceptions, SITA may not purchase network services from any of our competitors without our prior written consent.

Our exclusivity arrangements with SITA under the Services Agreement do not preclude SITA Inc. or certain of its affiliates from conducting their normal business activities or engaging in any other activity that may result in the use of network services obtained from some provider other than us.

During the Effective Period, we may not sell our network services to the air transport community; but these non-solicitation obligations will terminate if SITA ceases selling network services to the air transport community.

During the Effective Period, SITA may not sell network services to customers outside the air transport community.

The exclusivity and non-solicitation obligations apply only to the provision of network services and do not restrict SITA or us from providing other services in any market sector or country.

In the event of a material breach of the exclusivity or non-solicitation obligations, the non-breaching party is entitled to terminate those obligations by providing written notice and is entitled to monetary damages.

Service Levels

We have agreed to provide the network services in accordance with certain service levels and performance targets established in the Services Agreement.

Pricing

Individual services provided under the Services Agreement are classified as priced services, exception priced services, standard cost services and pass through services; a further categorization defines services as cost-base or non-cost base services or as a SITA-specific product/service or a generic product/service.

We have agreed to provide the various network services at diverse price levels, depending upon the classification of the service provided. The cost sharing mechanism implemented and performed by us and SITA under the terms of the previously existing Joint Venture Agreement has now been replaced by the pricing procedures and classifications listed in the Services Agreement and the Price Books annexed to that agreement.

We and SITA have agreed that the forecast provided by either SITA SC or SITA Inc. of its total expected revenues shall be based, in part, on the accuracy and sufficiency of the historical data provided by us to SITA SC and SITA Inc, and that SITA shall retain the right to initiate dispute resolution proceedings to determine the accuracy and sufficiency of the historical data we have provided.

If we fail to meet the requirements for the integration and migration of SITA’s outsourcing arrangements, or we fail to meet the committed delivery date for the provision of customer orders by more than sixty days, or if we fail to perform satisfactorily and such failure results in the termination of a contractual arrangement between SITA and one of its customers, such failure shall be defined as an event of significant non-performance. In addition, the implementation by SITA of any right under the Service Agreement to purchase network services classified as a cost base service from a provider other than us also constitutes an event of significant non-performance.

Benchmarking

We and SITA have agreed to certain arrangements to compare the prices of the network services provided by us with the prices set out in comparable third party customer contracts and, if necessary and subject to certain limitations, to adjust the prices established in the Services Agreement accordingly.

SITA and we have agreed to certain arrangements to conduct a comparison of the relative weighted average net prices in various regions indexed to various volume levels for distributors providing services and products similar to those provided by SITA.

SITA and we have also agreed to certain arrangements to compare the prices of the network services provided by us to SITA with the prices provided by us to other sales channels. If the comparison fails to satisfy certain “most favored nation” standards, then we shall be required to develop a “most favored nation” price book to satisfy those standards, to provide SITA with a refund based upon the differential and to develop a price book to satisfy those standards in the future.

Minimum Revenue Commitment

For the two years of the Services Agreement, we and SITA have agreed certain minimum revenues commitments to be paid by SITA on a quarterly basis to be included in the adjusted cost base service charges and we have committed to reduce our unit costs to SITA by a certain fixed percentage. The minimum revenue commitment is calculated with reference to the cost base established prior to the effective date of the Services Agreement, with the deductions from the minimum revenue commitment provided for in the Services Agreement. In the third year of the Services Agreement and thereafter, further reductions in unit costs will be linked to the volume of services SITA purchases, and we have agreed not to increase prices to SITA unless market prices increase.

Recognizable Costs

We have the right to require SITA to pay certain costs and expenses (to the extent greater than U.S. $100,000) associated with certain network activity forecasts provided to us by SITA, if that the value of actual network activity negatively deviates by a minimum of 10% from the forecasted network activity within a given financial quarter and our other sales channels would be unable to accommodate or utilize the activity resulting in the deviation. These costs shall be invoiced at the end of each month for any given contract year.

Indemnification and Limitation of Liability

We and SITA have agreed to indemnify and hold harmless each other for any claim asserting that any wilful or deliberate breach of the Services Agreement or any claim brought by a third party arising from the marketing or provision of the network services under the Services Agreement.

No claim under the Services Agreement shall exceed the total service charges payable by SITA pursuant to the Services Agreement in respect of the 12 months immediately preceding the date on which the last claim arises; provided, however, that neither we nor SITA exclude or limit liability for the following: (i) death or personal injury caused by our or SITA’s negligence; (ii) real property claims caused by our or SITA’s negligence; (iii) any claim for which either we or SITA have been indemnified under the Services Agreement; (iv) either our or SITA’s failure to claim any invoiced amount validly owing to either us or SITA, respectively, for performance under the Services Agreement; (v) fraudulent misrepresentation; (vi) any breach of obligations implied by Section 12 of the Sale of Goods Act 1979 or Section 20 of the Supply of Goods and Services Act 1982; (vii) any claim relating to the infringement of intellectual property rights; (viii) any claim relating to the breach of either our or SITA’s confidentiality obligations as detailed in the Services Agreement; (ix) to the extent a limitation is not permitted by law; or (x) wilful or deliberate serious and significant breach of the Services Agreement.

Term and Termination

The Services Agreement’s term is ten years from Agreement July 1. Both we and SITA may terminate the Services Agreement for cause in the event the other party materially breaches the agreement and fails to remedy its breach. In addition, we may terminate this agreement if SITA fails to pay properly invoiced and undisputed amounts owed under the Services Agreement that exceed the total service charges payable by the defaulting SITA party for the three most recent billing periods preceding our notice to terminate.

Both SITA and we may terminate the Services Agreement in the event of insolvency or bankruptcy of the other party or if a change of control, as defined in the Umbrella Agreement, occurs.

In the event of a delay in the provision of services due to force majeure, SITA may elect to terminate the provision of those services delayed by the force majeure or source substitute services to mitigate the delay.

We have agreed to use commercially reasonable efforts to facilitate the orderly and efficient transfer to and assumption of the network services by a substitute supplier (for a period not to exceed six months) in the event of expiration or termination of the Services Agreement, to reimburse SITA for any service charges paid in advance, to provide SITA the option to purchase at net book value any equipment owned by us and used exclusively by us for the purpose of providing the network services to SITA and to use commercially reasonable efforts to procure the assignment or novation of equipment leases and maintenance and support agreements used exclusively by us for the purpose of providing the network services to SITA.

Transition and Management Agreement

General Principles

Under the new arrangements with SITA, we now own where permitted, operate and manage the Network. In certain countries, SITA continues to operate the network locally in order to ensure the orderly and seamless operation of the global network, although we are responsible to SITA for the costs of operating in those countries. On June 29, 2001, we entered into the Transition Agreement with SITA governing these arrangements. We will assume ownership of the network in those countries where we do not yet have ownership as soon as commercially possible. The Transition Agreement is governed by English law.

Transfer of Network Resources

To the extent legally possible within each country and as soon as possible after July 1, 2001, SITA shall transfer to us the complete network in the following countries: Australia, Canada, France, Singapore, Switzerland, the United Kingdom and the United States. The transfer of the complete network in all other countries shall occur as soon as possible after July 1, 2001 to the extent legally possible. SITA may either transfer to us all of the capital stock owned by SITA in the relevant company holding the Network or may use other means, as we and SITA may agree, to transfer the Network.

The transfer of a given network includes the transfer of relevant employees and assets. To the extent commercially and legally possible, SITA will transfer staff to us in accordance with existing contractual and statutory terms of employment, although we have reserved the right to determine subsequent terms and conditions of employment. To the extent SITA has purchased certain network assets with its own funds, we shall reimburse SITA the net book value of those assets at the time of transfer. To the extent SITA has purchased or refinanced certain other assets with funds borrowed from us, the transfer of the relevant asset shall reduce the principal due on the loan in the amount of the net book value of the asset at the time of the transfer.

In cases in which the advance transfer of certain aspects of the Network would, without any detriment to SITA, improve our status in respect of any relevant regulatory requirements or would be commercially beneficial to us, the Transition Agreement permits the partial, advance transfer of network resources, assets and staff.

Prior to the transfer of a network, we must meet all requisite legal and regulatory conditions, and we must establish the capability to operate the Network.

Access to the Global Network

To enable SITA to continue to provide services to the air transport community, we have entered into a network access arrangement detailing SITA’s rights of access to our global network. We have agreed to provide SITA with policies, procedures and instructions relating to its access to and use of our global Network, and we have agreed to indemnify and hold SITA harmless for certain losses incurred in respect of actions performed under this arrangement or in compliance with the policies and procedures provided by us.

Regulatory Principles

The parties to the Transition and Management Agreement have agreed to cooperate in respect of regulatory issues in order to ensure the efficient transfer of the global Network and the continued compliance with regulatory requirements after the transfer of the global Network. SITA has agreed to use commercially reasonable efforts to maintain any necessary licenses prior to the transfer of a Network and to assist us in acquiring any relevant regulatory approvals to operate the global Network.

IT Transition

The new arrangements require the separation of our and SITA’s IT infrastructures and systems; in certain respects, however, the compatibility of those systems and their ability to interface with each other must remain intact. We have established with SITA a joint IT taskforce to ensure the efficient and harmonious transition of information technology and have agreed to complete the transition by April 1, 2003.

We have agreed to continue to provide SITA with the same IT support services as contemplated under the preexisting Joint Venture Agreement until the completion of the IT transition; such services include infrastructure, application and operations services. SITA has agreed to provide us with the same IT support services it provided prior to the effective date of the new arrangements, including server hosting, mainframe application hosting and user services. In addition, the IT transition contemplates that certain IT agreements with third parties benefit both SITA and us.

Purchasing and Procurement Transition

We have agreed to provide SITA with policies, procedures and instructions relating to the purchase and procurement necessary to support in-country network operations. Equant will bear the cost of providing purchasing and procurement support to SITA, and will reimburse SITA’s costs of supporting ICNO purchasing and procurement.

We have agreed to use commercially reasonable efforts to allow SITA to purchase network equipment and related products and services from our top five suppliers on the same terms at which we purchase such products and services from our top five suppliers. SITA will indemnify and hold us harmless from any losses incurred by us due to SITA’s dealings with our top five suppliers.

Premises and General Services

The parties have agreed to cooperate with respect to the use of premises currently occupied by in-country network operations by developing a plan to serve as a framework for formalizing site-specific arrangements between the parties.

The parties have agreed to divide general management activity in respect of the facilities and premises and other ancillary supporting services (called general services).

SITA In-Country Network Operations Costs

We have agreed to reimburse SITA for all of the costs it incurs in the course of performing the in-country network operations (which we called the SITA ICNO costs). SITA will provide us, on a monthly basis, with a statement of the costs, incorporating various costs relating to the Network and its assets, staff and equipment, as well as costs associated with the use of premises and other costs relating to the in-country network operations. We may question SITA’s statement of the costs and may, in good faith, dispute any amount by providing written explanation of the dispute to SITA. Costs relating to the in-country operations incurred prior to July 1, 2001, the effective date of the Transition Agreement, were accounted for under separate accounts and were shared by us and SITA in accordance with the cost sharing ratios applicable under the preexisting Joint Venture Agreement; provided, however, that any such costs not identified until after the date fourteen (14) days prior to SITA’s cut off date for the acceptance of audit adjustments for calendar year 2001 will be deemed to be SITA ICNO costs.

Reimbursement of Restructuring Costs and Material Financial Detriment Costs

Restructuring Costs. Subject to certain limitations, we have agreed to reimburse SITA for costs and expenses it incurs in connection with the transfer or partial transfer of a Network, costs and expenses incurred by SITA in connection with the IT Transition and costs relating to the transactions necessary to complete the transfer of a These costs do not include the costs relating to the reasonable tax, legal and other agreed fees of external advisors incurred by SITA or us to complete the network transfer.

Material Financial Detriment Costs. Subject to certain limitations, we have agreed to reimburse SITA for losses incurred within five years of and due to the transfer of a Network. Such reimbursement, however, is due for a given five year period after the transfer of a Network only at such time as, with respect to the first 12 months after the transfer, 10% of the budgeted costs being transferred have been reached or, with respect to each of the subsequent four twelve -month periods, 10% of the budgeted costs being transferred have been. With respect to the transfers of Networks which do not exceed the applicable threshold, such transfers are aggregated, and we have agreed to reimburse SITA for costs it incurs in excess of 5% of the budgeted costs being transferred.

SITA has agreed to submit eligible restructuring costs and material financial detriment costs on a monthly basis, and we have a right to audit relevant SITA records to verify any restructuring costs and material financial detriment costs submitted for reimbursement.

Indemnification

We and SITA have agreed to indemnify and hold harmless each other for certain losses and claims arising from wilful or deliberate serious and significant breach of the Transition Agreement and for any losses and claims arising out of or in connection with the services we and SITA, respectively, provide to each other.

No claim under the Transition Agreement shall exceed $250,000,000; provided, however, that neither we nor SITA exclude or limit liability for the following: (i) death or personal injury caused by our or SITA’s negligence; (ii) real property claims caused by our or SITA’s negligence; (iii) any claim for which either we or SITA have been indemnified under the Transition Agreement; (iv) either our or SITA’s failure to claim any invoiced amount validly owing to either us or SITA, respectively, for performance under the Transition Agreement; (v) fraudulent misrepresentation; (vi) any breach of obligations implied by Section 12 of the Sale of Goods Act 1979 or Section 20 of the Supply of Goods and Services Act 1982; (vii) any claim relating to the infringement of intellectual property rights; (viii) any claim relating to the breach of either our or SITA’s confidentiality obligations as detailed in the Transition Agreement; (ix) to the extent a limitation is not permitted by law; or (x) wilful or deliberate serious and significant breach of the Transition Agreement.

Limitation of Liability

Our maximum liability for restructuring cost reimbursements and material financial detriment costs under the Transition and Management Agreement may not exceed, in the aggregate, $500,000,000.

Damages for other claims under the Transition and Management Agreement shall not exceed, in the aggregate, $250,000,000; provided, however, that neither we nor SITA exclude or limit liability for the following: (i) death or personal injury caused by our or SITA’s negligence; (ii) real property claims caused by our or SITA’s negligence; (iii) any claim for which either we or SITA have been indemnified under the Transition and Management Agreement; (iv) either our or SITA’s failure to claim any invoiced amount validly owing to either us or SITA, respectively, for performance under the Transition and Management Agreement; (v) fraudulent misrepresentation; (vi) any breach of obligations implied by Section 12 of the Sale of Goods Act 1979 or Section 20 of the Supply of Goods and Services Act 1982; (vii) any claim relating to the infringement of intellectual property rights; (viii) any claim relating to the breach of either our or SITA’s confidentiality obligations as detailed in the Transition and Management Agreement; (ix) to the extent a limitation is not permitted by law; or (x) willful or deliberate serious and significant breach of the Transition and Management Agreement.

Dispute Resolution

For a description of the dispute resolution procedures, see the section on the Strategic Relationship Umbrella Agreement in “Item 7 – Major Shareholders and Related Party Transactions – Our Relationship with France Telecom.”

Term and Termination

The Transition and Management Agreement has a term of ten years beginning on July 1, 2001. Neither SITA nor we has any right to terminate the Transition Agreement. The Transition Agreement will terminate solely at the expiration of its term unless SITA and we agree otherwise.

EXCHANGE CONTROLS

There are currently no limitations imposed by Dutch law or by our Articles of Association on the right of non-resident holders to hold or vote our ordinary shares. Additionally, there are currently no Dutch laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, Dutch foreign exchange controls, or that affect the remittance of dividends, interest or other payments, to non-resident holders of the ordinary shares, except as otherwise set forth in “Taxation.”

TAXATION

Netherlands Taxation

This summary does not purport to be a comprehensive description of all Netherlands tax consequences of an investment in our shares. Each investor should consult a professional tax advisor with respect to the tax consequences of an investment in our shares. The discussion of certain Netherlands taxes set forth below is included for general information only and does not address every potential tax consequence of an investment in our shares under the laws of The Netherlands. The following summary of Netherlands tax considerations is limited to the tax implications for an individual or corporate owner of our shares who, directly or indirectly, owns less than 10% of the voting power our company (a “holder of shares”).

The following summary is based on the tax legislation, published case law and other regulations as applicable on

December 31, 2001, without prejudice to any amendments that may be enacted after that date and implemented with or without retroactive effect. The following summary does not address any tax consequences for a holder of shares that could arise as a result of the entering into force of any such proposed legislation.

Withholding Tax

Dividends we distribute generally are subject to a Netherlands withholding tax imposed at a rate of 25%. The expression “dividends we distributed” as used herein includes, but is not limited to:

(i)	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised as capital for Netherlands dividend withholding tax purposes;

(ii)	Liquidation proceeds, proceeds of redemption of our shares or, as a rule, consideration for our repurchase of our shares in excess of the average paid-in capital recognized as capital for Netherlands dividend withholding tax purposes;

(iii)	The par value of shares issued to a holder of shares or an increase of the par value of our shares, as the case may be, to the extent that it does not appear that a contribution, recognised for Netherlands dividend withholding tax purposes, has been made or will be made; and

(iv)	Partial repayment of paid-in capital, recognised for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless the general meeting of shareholders has resolved in advance to make such repayment and provided that the par value of the shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association.

Legislation is in force, but not effective, pursuant to which a credit for Dutch dividend withholding tax will for Dutch domestic tax purposes only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends we have distributed. A new legislative proposal that deals with the beneficial ownership of dividends passed the Second Chamber of Parliament on November 15, 2001. The intention is that this new legislation will take effect retroactively to April 27, 2001. The legislation that is in force, but not effective, will then be abrogated. The Dutch tax authorities have taken the position that the beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom.

•	If a Non-Resident holder of shares is resident in The Netherlands Antilles or Aruba or in a member state of the European Union or in a country that has concluded a double tax treaty with The Netherlands, we are not required to withhold Dutch dividend withholding tax from a dividend we distributed to such holder of shares to the extent that the temporary special distribution tax applies to the distribution. We are subject to a temporary special distribution tax at a rate of 20% to the extent that dividends we distributed during the period from January 1, 2001 up to and including December 31, 2005 are classified as “excessive”. For purposes of this distribution tax, dividends considered to be “excessive” to the extent that, during a particular calendar year, the total thereof exceeds the highest of the following three amounts:4% of our market capitalization at the beginning of the relevant calendar year;

•	twice the amount of the average annual dividends (exclusive of extraordinary distributions) distributed in the three calendar years immediately preceding January 1, 2001; and

•	our consolidated commercial results for the preceding book year, subject to certain adjustments.

The special distribution tax will not be due if and to the extent the aggregate of dividends we during the period from January 1, 2001 up to and including December 31, 2005 exceeds the fair market value of the assets at the end of the fiscal year ending on December 31, 2000, net of liabilities and provisions and reduced by the paid-in capital. The special distribution tax will be reduced in proportion to the percentage of the shares that were held, at the time of the “excessive” distribution, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of the nominal paid-in capital, provided such shareholders are resident in The Netherlands, The Netherlands Antilles or Aruba, or in

a member state of the EuropeanUnion, or in a country that has concluded a double tax treaty with The Netherlands. In that connection, shares that were held on September 14, 1999 are deemed to have been held on that date during an uninterrupted period of three years. The special distribution tax is not a withholding tax; it is imposed directly on us. Therefore, if it is reduced because certain shareholders own at least 5% of the nominal paid-in capital, we will receive the benefit of the reduction and it will inure indirectly not only to the shareholders whose shareholdings caused the reduction to apply.

If a holder of shares is resident in a country other than The Netherlands and if a double taxation treaty is in effect between The Netherlands and such country, such holder of shares may, depending on the terms of such double taxation treaty, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

Under the treaty in effect between The Netherlands and the United States (“the U.S./NL Income Tax Treaty”), dividends we have paid to a resident of the United States (other than an exempt organization or exempt pension organisation) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, unless the shares held by such resident are attributable to an enterprise or part of an enterprise that is, in whole or in part, caried on through a permanent establishment or a permanent representative in The Netherlands. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organisations as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied at source upon payment of the dividends, provided the proper forms have been filed in advance of the payment. A holder of shares other than an individual will not be eligible for the benefits of the U.S./NL Income Tax Treaty if such holder of shares does not satisfy one or more of the tests set forth in the limitations on benefits provision of Article 26 of the U.S./NL Income Tax treaty.

A holder of shares (other than an exempt organization) generally may claim the benefits of a reduced withholding tax rate or an exemption from withholding tax pursuant to the U.S./NL Income Tax Treaty by submitting a duly signed Form IB 92 USA, which form includes a banker’s affidavit stating that the shares are in the bank’s custody in the name of the applicant, or that the shares have been exhibited to the bank as being the property of the applicant. If the Form IB 92 USA is submitted prior to the dividend payment date, we can apply the reduced withholding tax rate to the dividend payment. A holder of shares unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented claiming withholding tax relief at source.

Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by using the Form IB 95 USA, which form also includes a banker’s affidavit.

Taxes on Income and Capital Gains

A holder of shares will not be subject to any Netherlands taxes on income or capital gains in respect of dividends we distributed or in respect of any gain realized on the disposal of shares (other than the withholding tax described above), provided that:

(i)	such holder is neither resident nor deemed to be resident in the Netherlands and has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

(ii)	such holder does not have an enterprise or an interest in an enterprise that is carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise the shares are attributable;

(iii)	such holder does not have a substantial interest or a deemed substantial interest in us or, in the event that such holder does have or is deemed to have such interest, it forms part of the assets of an enterprise; and

(iv)	such holder is not entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands other than by way of securities or through an employment contract, the shares being attributable to such enterprise.

(v)	such holder is an individual and the benefits derived from the shares are taxable as a benefit from miscellaneous activities (resultaat uit overige werkzaamheden).

The shares will generally form part of a substantial interest if the holder of such shares, alone or together with his spouse, certain other relatives (including foster children) and/or certain persons sharing his or her household, does hold, whether directly or indirectly, ownership of, or have certain rights over: (a) at least five percent of the issued share capital of any class of our shares; (b) option rights to acquire our shares representing at least five percent of the issued share capital of any class of our shares; or (c) profit participating certificates entitling the holder to at least five percent of our annual profit, or entitling the holder to at least five percent of the liquidation proceeds upon liquidation of our company. A deemed substantial interest is present if part of a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Gift, Estate and Inheritance Taxes

No gift, estate or inheritance taxes will arise in The Netherlands with respect to an acquisition of shares by way of a gift by, or on the death of, a holder of shares who is neither resident nor deemed to be resident in The Netherlands, and has not elected to be treated as a resident of the Netherlands for gift, estate and inheritance tax purposes, unless:

(i)	such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise the shares are or were attributable; or

(ii)	in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality is deemed to be resident in The Netherlands if he or she has been resident in the Netherlands at any time during the ten years preceding the date of the gift or death.

For purposes of Netherlands gift tax, an individual not holding the Netherlands nationality is deemed to be resident in The Netherlands if he or she has been resident in The Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override this deemed residence.

Other Taxes and Duties

No Netherlands registration tax, transfer tax, stamp duty or any other similar documentary tax or duty other than court fees will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the shares.

United States Taxation

The following is a summary of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the shares by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the shares (a “U.S. holder”). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the shares. In particular, this summary deals only with U.S. holders that will hold the shares as capital assets, and does not address the tax treatment of U.S. holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, securities dealers, investors liable for alternative minimum tax, persons that hold the shares as part of a “synthetic security” or “conversion” transaction or as part of an integrated investment (including a “straddle”) comprised of shares and one or more other positions, persons whose functional currency is not the U.S. dollar, and holders of five percent or more of our voting shares. The summary is based on the U.S.-NL Treaty and the tax laws of the United States and The Netherlands in effect on the date hereof, which are subject to change. Prospective purchasers should consult their own advisors as to the tax consequences of the purchase, ownership and disposition of the shares in light of their own particular circumstances, including the effect of any state, local or foreign laws.

Taxation of Dividends

Distributions paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) in respect of the shares (including the amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

Subject to generally applicable limitations and the discussion below, Dutch withholding tax imposed on dividends at the treaty rate will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or, at a U.S. holder’s election, may be deducted in computing taxable income). Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

We may fund dividend distributions on the shares with dividends received from its subsidiaries organized outside The Netherlands. Under special Netherlands tax rules applicable to international holding company structures, we will be entitled in certain circumstances to reduce the amount of taxes that it otherwise would be obliged to pay to the Dutch tax authorities by an amount equal to 3 percent of the lesser of the dividends that it receives from its foreign subsidiaries and the net dividends that it pays to its shareholders. There is no authority directly addressing the implications of these special tax rules for the taxation of dividends paid to U.S. holders. It is possible that the foreign tax credits otherwise allowable for U.S. tax purposes in respect of Dutch withholding taxes on dividend income would be reduced by the proportion of the Dutch tax saving realized by us that is measured by reference to those dividends. We will advise U.S. holders if we claim the benefit of this reduction in respect of dividends on the shares.

Taxation of Capital Gains

Gains or losses realized by a U.S. holder on the sale or other disposition of the shares generally will be treated for U.S. federal income tax purposes as capital gains or losses, and generally will be long-term gains or losses if the shares have been held for more than one year. Long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20 percent. Gain or loss, if any, realized by a U.S. holder on the sale or other disposition of shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Non-U.S. Holders

A holder of shares that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “Non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on the shares unless the dividend income is effectively connected with the holder’s conduct of a trade or business in the United States. A Non-U.S. holder of Shares will not be subject to U.S. federal income tax or withholding tax in respect of gain realized on the sale or other disposition of the shares, unless (i) the gain is effectively connected with the holder’s conduct of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. holder, the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. Backup Withholding

A U.S. holder may be subject to “backup withholding” at the rate of 31% with respect to payments of dividends or proceeds from a sale of the shares, unless the holder (i) is a corporation or other “exempt recipient,” and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. While

Non-U.S. holders generally are exempt from backup withholding, a Non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

DOCUMENTS ON DISPLAY

     For documents on display, see “Item 19. Exhibits”.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We have used derivative financial instruments to reduce exposure to market risks resulting from fluctuations in interest rates and foreign currency exchange, however we are currently not party to any interest rate derivatives. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are recorded at their hedged values rather than the spot value. As a matter of policy, we do not enter into financial instruments for trading or speculative purposes.

Credit risks

Our primary credit risk is the risk that our customers will not pay for the services we have provided. We have procedures in place designed to minimize the credit risk of new customers. To date, we have not experienced a significant level of bad debt.

We are also exposed to credit risk from the use of derivative financial instruments should a counterparty default. To minimize credit risk associated with derivative instruments, we only enter into transactions with high quality counterparties such as financial institutions that satisfy our established credit approval criteria.

Foreign exchange risks

We have a policy on currency exposure to protect us against volatility and adverse movements in exchange rates. In line with this policy, all material transactional exposures which can be estimated with reasonable certainty are hedged by executing a transaction in the external market or through the use of pre-existing natural hedges. We primarily use forward exchange contracts with a term of less than 3 months. Our functional currency is the U.S. dollar.

At December 31, 2001, we had foreign exchange contracts outstanding in various currencies related to both commercial and financial transactions denominated in currencies other than U.S. dollars. Our primary net foreign currency exposures at December 31, 2001 included British pounds, Euros and Korean Won. Management does not foresee or expect any significant changes in foreign currency exposure in the near future, although, as we describe above in “Item 5. Operating and Financial Review and Prospects – Impact of Changes in Exchange Rates”, our results of operations and financial condition can be significantly affected by changes in exchange rates.

As of December 31, 2001, we had a net unrealized gain of $1.1 million on outstanding contracts marked to market on that date. Unrealized gains/losses in foreign currency exchange contracts are defined as the difference between the contract rate at the inception date of the foreign currency exchange contract and the current market exchange rates. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases of the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses on the hedging instrument. In addition, our global operations include activities in a number of countries with hyperinflationary economies. Operations in these countries are not significant and do not have a material effect on our financial statements when taken as a whole.

We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of derivative financial instruments. We cannot guarantee, however, that our hedging strategies will be effective or that translation losses can be minimized or forecast accurately. See “Forward-Looking Statements”.

The following table provides information about our foreign exchange forward contracts at December 31, 2001. The table presents the value of the contracts in U.S. dollars at the contract exchange rate as of the contract maturity date. The fair value of foreign exchange forward contracts is calculated with market standard financial software.

					Contract Rate
					(units of local
					currency	Forward	Settlement
Buying			Selling		per dollar)	Position	Value

U.S. dollar		$267,369	Brazilian Real	660,000	2.4685	$267,369	$283,871
U.S. dollar		$2,590,000	Argentinian Peso	2,766,120	1.0680	2,590,000	2,766,120
U.S. dollar		$4,000,000	Korean Won	5,315,000,000	1,028.7500	4,000,000	4,039,368
U.S. dollar		$9,346,842	British pound	£6,588,750	0.7049	9,346,842	9,576,463
U.S. dollar		$135,999,888	Euro	€151,901,060	1.1169	135,999,888	135,163,345
Euro		€6,421,755	U.S. dollar	$5,747,327	1.1173	(5,747,327)	(5,778,343)
British Pound		£20,960,000	U.S. dollar	$29,758,170	0.7043	(29,758,170)	(29,051,887)
Singapore dollar	S$	200,242	U.S. dollar	$108,239	1.8500	(108,239)	(107,968)

All these contracts expire in 2002.

For further information concerning the potential effects of changes in exchange rates, see “Item 5. Operating and Financial Review and Prospects—Financial Overview—Impact of Changes in Exchange Rates.”

Interest rate risks

In prior years we have used interest rate caps to manage interest rate risk related to certain borrowings. We had no significant interest rate hedging instruments in effect as of December 31, 2001, as all borrowings outstanding at this date were short-term in nature. The fair value of short-term debt is considered insensitive to interest rate variation, due to its short duration.

The table below provides information about our risk exposure associated with our outstanding debt obligations at December 31, 2001. The fair values included in the table have been based on quoted market values at December 31, 2001. The table presents principal cash flows and related interest rates.

	At December 31, 2001

	Carrying Value	Settlement Value

	(U.S. dollars in millions, except percentages)
Debt – short term
Variable rate (Japanese Yen)	$6.2	$6.2
Average interest rate	0.48%
Variable rate (Brazilian real)	$0.8	$0.8
Average interest rate	28.7%
Variable rate (Other)	$2.0	$2.0
Average interest rate	0%
Variable rate (U.S. dollar)	$0.2	$0.2
Average interest rate	7.50%

Item 12. Description of Securities Other than Equity Securities

This item is not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

Item 15.           [Reserved]

Item 16.           [Reserved]

PART III

Item 17. Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Financial Statement Schedule are filed as part of this annual report.

Item 19. Exhibits

The exhibits listed in the accompanying index are filed or incorporated by reference as part of this annual report.

INDEX TO FINANCIAL STATEMENTS

Equant N.V.

Global One

Reports of the Independent Auditors	F-77
Combined Statements of Operations	F-79
Combined Balance Sheets	F-80
Combined Statements of Cash Flows	F-81
Combined Statements of Change in Investors’ Equity	F-82
Notes to the Combined Financial Statements	F-83

Report of the Independent Auditors

To the Supervisory Board and Shareholders of Equant N.V.

We have audited the accompanying consolidated balance sheet of Equant N.V. and subsidiaries (the Company) as of December 31, 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equant N.V. and subsidiaries at December 31, 2001, and consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected shareholders’ equity as of December 31, 2001 and net income for the year then ended to the extent summarised in Note 30 to the consolidated financial statements.

Ernst & Young LLP	PricewaterhouseCoopers
London, United Kingdom	London, United Kingdom

March 27, 2002

Report of the Independent Auditors

To the Supervisory Board and Shareholders of Equant N.V.

We have audited the accompanying consolidated balance sheets of Equant N.V. and its subsidiaries (the Company) at December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equant N.V. and its subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in France.

Ernst & Young LLP London, United Kingdom	PricewaterhouseCoopers London, United Kingdom

March 27, 2002

Equant N.V.

Consolidated Statements of Operations
(US dollars in millions, except per share data, unless otherwise stated)

Years ended December 31		1999		2000		2001

Sales of services and products		$1,031.3		$1,473.4		$2,390.7
Cost of services and products sold		(628.9)		(989.0)		(1,847.0)
Other operating income		—		—		146.4

Gross profit		402.4		484.4		690.1
Selling		125.3		174.9		255.1
General and administrative		118.7		132.4		299.7

EBITDA(1)		158.4		177.1		135.3
Depreciation and amortization, excluding goodwill		106.0		166.8		299.2
Share plan costs		28.2		(24.1)		(7.1)
Non-recurring charges		1.9		18.9		110.2

Operating profit/(loss)		22.3		15.5		(267.0)
Financial income/(charges)		14.7		(10.7)		(17.9)
Loss on impairment of investments accounted for at cost		—		(22.1)		(13.1)
Income taxes		(19.9)		(4.4)		(41.6)
Equity in loss of affiliate		—		(9.5)		(25.3)

Net profit/(loss) from continuing operations, before minority interests and goodwill amortization		17.1		(31.2)		(364.9)
Goodwill amortization		(4.0)		(16.1)		(21.7)
Minority interests		(0.9)		(0.3)		(0.6)

Net profit/(loss) from continuing operations		12.2		(47.6)		(387.2)
Net loss of discontinued operations		(0.2)		(0.3)		(2.6)
Gain on disposal of discontinued operations		—		—		13.4

Net profit/(loss)		$12.0		$(47.9)		$(376.4)

PER SHARE DATA – BASIC AND DILUTED Net profit/(loss) from continuing operations	US$	0.06	US$	(0.24)	US$	(1.56)
Discontinued operations		—		—		0.04

Net profit/(loss) per share	US$	0.06	US$	(0.24)	US$	(1.52)

Basic weighted average number of shares		201,477,046		201,503,333		247,985,649
Diluted weighted average number of shares, where the impact is not antidilutive		203,467,643

(1)	EBITDA: operating profit/(loss) before Share plan costs, Non-recurring charges and Depreciation and Amortization.

The accompanying notes are an integral part of the consolidated financial statements

Equant N.V.

Consolidated Balance Sheets
(US dollars in millions, unless otherwise stated)

ASSETS
At December 31	2000	2001

Current assets
Cash and cash equivalents	$53.5	$385.8
Accounts receivable from SITA, Radianz and France Telecom	100.0	688.4
Accounts receivable, other	259.9	578.9
Lease receivables	14.7	14.1
Inventories	29.2	26.6
Deferred income taxes	9.2	-
Sales and other taxes recoverable	69.7	90.4
Other current assets and prepaid costs	64.5	163.5

Total current assets	600.7	1,947.7

Non-current assets
Goodwill (net of amortization of $23.6 and $47.6 in 2000 and 2001)	199.2	177.5
Other intangible assets, net	81.1	301.2
Property and equipment, net	569.6	1,077.4
Investments accounted for under the equity method	151.1	133.6
Investments at cost	18.2	6.2
Long-term receivables	6.7	32.9
Long-term lease receivables	35.7	25.6
Deferred income taxes	28.2	-
Other non-current assets	16.4	17.0

Total non-current assets	1,106.2	1,771.4

Total assets	$1,706.9	$3,719.1

The accompanying notes are an integral part of the consolidated financial statements

Equant N.V.

Consolidated Balance Sheets continued
(US dollars in millions, unless otherwise stated)

LIABILITIES AND SHAREHOLDERS' EQUITY
At December 31	2000	2001

Current liabilities
Bank loans	$2.7	$1.6
Current portion of long-term debt	29.2	7.2
Trade accounts payable to SITA, Radianz and France Telecom	44.2	451.4
Trade accounts payable, other	97.8	127.8
Accrued liabilities	155.0	349.2
Deferred income	27.0	75.6
Employee liabilities	16.2	80.7
Deferred income taxes	0.4	-
Taxation liabilities	41.3	91.2
Other current liabilities	32.1	121.1

Total current liabilities	445.9	1,305.8

Non-current liabilities
Provisions for liabilities and charges	19.6	29.6
Long-term debt, less current portion	404.5	4.0
Deferred income taxes	3.3	-
Other non-current liabilities	91.6	101.8

Total non-current liabilities	519.0	135.4

Minority interests	0.4	0.4
Shareholders’ equity
Ordinary shares	2.4	3.2
Convertible preference shares	—	0.1
Additional paid-in capital	958.6	2,912.4
Accumulated deficit	(103.9)	(148.2)
Net loss for the year	(47.9)	(376.4)
Statutory reserves	0.9	0.8
Cumulative foreign currency translation adjustment	(68.5)	(114.4)

Total shareholders’ equity	741.6	2,277.5

Total liabilities and shareholders’ equity	$1,706.9	$3,719.1

The accompanying notes are an integral part of the consolidated financial statements

Equant N.V.

Consolidated Statements of Cash Flows
(US dollars in millions, unless otherwise stated)

Years ended December 31	1999	2000	2001

Operating activities
Net profit/(loss)	$12.0	$(47.9)	$(376.4)
Adjustments to reconcile net profit/(loss) to funds generated from operations
Minority interests	0.9	0.3	0.6
Loss on sale of equipment	0.3	0.4	14.2
Depreciation and amortization	110.0	182.9	320.9
Non-cash compensation expense	—	—	(7.1)
Non-cash restructuring expense	—	2.6	3.1
Gain on disposal of discontinued operations	—	—	(13.4)
Non-operating finance charges	(0.8)	—	2.1
Impairment provision	—	22.1	13.1
Equity in loss of affiliate	—	9.5	25.3
Deferred income taxes	2.5	(10.7)	41.3

Funds generated from operations	124.9	159.2	23.7

Changes in operating assets and liabilities
Change in trading balances with SITA, Radianz and France Telecom	(20.8)	(43.8)	(68.2)
Accounts and lease receivables	(35.3)	(72.3)	(42.1)
Inventories	(2.8)	(10.4)	13.8
Deferred income taxes	3.1	9.2	(2.1)
Sales and other taxes recoverable	(3.4)	(30.2)	38.2
Other assets and prepaid costs	(1.4)	(40.6)	(44.5)
Long-term accounts and lease receivables	(17.9)	(13.3)	9.8
Accounts payable and accrued liabilities	22.3	111.9	4.0
Deferred income	(4.7)	17.0	37.8
Employee liabilities	(1.6)	1.9	(10.2)
Taxation liabilities	4.0	11.5	(40.2)
Other current and non-current liabilities	30.0	(30.9)	(37.4)

Total changes in operating assets and liabilities	(28.5)	(90.0)	(141.1)

Net cash provided by/(used in) operating activities	$96.4	$69.2	$(117.4)

The accompanying notes are an integral part of the consolidated financial statements

Equant N.V.

Consolidated Statements of Cash Flows continued
(US dollars in millions, unless otherwise stated)

Years ended December 31	1999	2000	2001

Investing activities
Purchase of property and equipment	$(226.8)	$(306.8)	$(285.2)
Proceeds from disposal of equipment	1.2	0.9	6.1
Purchase of intangible assets	(53.7)	(45.3)	(127.0)
Proceeds from disposal of intangible assets	—	—	7.4
Net cash effect of acquisitions (including cash in acquired companies in 1999 $nil, in 2001 $295.3)	(72.7)	—	265.9
Proceeds from disposal of discontinued operations	—	—	3.6
Net cash invested in investments accounted for under the equity method	—	(229.0)	-
Net cash invested in investments accounted at cost	—	(40.2)	-

Net cash used in investing activities	(352.0)	(620.4)	(129.2)

Financing activities
Proceeds from issuance of shares	—	1.4	1,000.0
Cost of issuance of shares	(0.7)	—	-
Increase in bank overdrafts	—	2.5	-
Increase in short-term borrowings	—	18.7	-
Net repayment of short-term borrowings and bank overdrafts	(6.4)	(3.4)	(24.7)
Proceeds from sale of interest rate caps	0.8	—	-
Proceeds from long-term borrowing	59.6	400.0	202.0
Repayment of long-term borrowing	(48.0)	(17.8)	(602.5)
Dividends paid by subsidiaries to minority shareholders	(0.4)	(0.5)	-

Net cash provided by financing activities	4.9	400.9	574.8

Effect of changes in exchange rates on cash and cash equivalents	4.7	(2.1)	4.1

(Decrease)/increase in cash and cash equivalents	(246.0)	(152.4)	332.3
Cash and cash equivalents at beginning of the year	451.9	205.9	53.5

Cash and cash equivalents at end of the year	$205.9	$53.5	$385.8

The table below provides supplemental cash flow information:

Years ended December 31	1999	2000	2001

Supplemental cash flow information
Income taxes paid	$8.6	$9.3	$6.8
Interest paid	3.8	19.1	30.4
Cash acquisitions	74.5	269.2	-
Non-cash investing activities	$—	$90.0	$1,484.5

The accompanying notes are an integral part of the consolidated financial statements

Equant N.V.

Consolidated Statements of Shareholders’ Equity
(US dollars in millions, unless otherwise stated)

							Cumulative
		Ordinary					foreign
		and	Additional		Net profit/		currency	Total
	Number of	preference	paid-in	Accumulated	(loss) for	Statutory	translation	shareholders'
	shares	shares	capital	deficit	year	reserves	adjustment	equity

Balance at January 1, 1999	201,477,046	$2.4	$958.0	$(81.3)	$(34.7)	$1.1	$(10.3)	$835.2
Transfer of prior year result				(34.7)	34.7
Net income for the year 1999					12.0			12.0
Cost of issue of stock			(0.8)					(0.8)
Unrealized translation adjustments							(33.0)	(33.0)
Transfers				(0.1)		0.1		—

Balance at December 31, 1999	201,477,046	$2.4	$957.2	$(116.1)	$12.0	$1.2	$(43.3)	$813.4

Transfer of prior year result				12.0	(12.0)
Net loss for the year 2000					(47.9)			(47.9)
Issuance of stock options	81,509		1.4					1.4
Unrealized translation adjustments						(0.1)	(25.2)	(25.3)
Transfers				0.2		(0.2)		—

Balance at December 31, 2000	201,558,555	$2.4	$958.6	$(103.9)	$(47.9)	$0.9	$(68.5)	$741.6

Transfer of prior year result				(47.9)	47.9
Net loss for the year 2001					(376.4)			(376.4)
Issuance of common shares	80,617,348	0.8	1,454.3					1,455.1
Issuance of preference shares	10,000,000	0.1	999.9					1,000.0
Issuance of stock options	528,246		—					-
Difference on acquisition of Global One			(500.4)					(500.4)
Unrealized translation adjustments							(42.4)	(42.4)
Transfers				3.6		(0.1)	(3.5)	-

Balance at December 31, 2001	292,704,149	$3.3	$2,912.4	$(148.2)	$(376.4)	$0.8	$(114.4)	$2,277.5

     The accompanying notes are an integral part of the consolidated financial statements

Equant N.V.

Notes to the Consolidated Financial Statements
(US dollars in millions, unless otherwise stated)

1. Organization and Description of Business

Equant N.V. (the ‘Company’ or ‘Equant’) has its statutory seat in Amsterdam, The Netherlands, and is one of the world’s leading providers of seamless international data network services to multinational businesses. As a single source for global communications, the Company’s network may be connected directly to the desktop, or it may be accessed remotely from portable computers or other network access interfaces. In addition, the Company provides ancillary services to complement data and voice networks, including project management and technology consulting as well as managed services including security, groupware and hosting.

Initial public offering and secondary offerings

In July 1998, Equant sold 30,048,486 ordinary shares through a public equity offering on the New York Stock Exchange in the United States and on the Bourse de Paris in France.

On February 17, 1999, the Company completed a secondary public equity offering of 48,300,000 ordinary shares on behalf of Stichting ‘The SITA Foundation’ (the ‘Foundation’), certain investment funds which Morgan Stanley Dean Witter Capital Partners managed (the ‘MSDWCP Funds’) and Company employees. The Foundation consists of the members of Societe International de Telecommunications Aeronautiques S.C. (‘SITA S.C.’ or ‘SITA’) that had a shareholding in Equant and is separately constituted and managed from SITA.

On December 3, 1999, the Company sold 46 million ordinary shares to the public on behalf of the Foundation and the MSDWCP Funds.

As a result of these offerings, public ownership of the Company increased to 62.1% at December 31, 1999.

All shares held by the Foundation until December 2, 1999, formed a class of Shares (the ‘Class A shares’) separate from the issued shares held by other shareholders, as a result of certain additional rights (the ‘Foundation Rights’) granted. The formation of the Class A shares and the accompanying Foundation Rights terminated on that date. As a result all issued ordinary shares are of a single class.

France Telecom Transactions

In November 2000, the Foundation, then the largest shareholder of the Company, announced that its Board had entered into a share purchase agreement (the ‘Share Purchase Agreement’) with France Telecom S.A. (‘France Telecom’) to sell its entire shareholding of approximately 68 million ordinary shares in Equant. France Telecom would also acquire 10 million new Equant convertible preference shares for $1 billion in cash. Additionally, France Telecom would issue to the Company’s public shareholders one Contingent Value Right (‘CVR’) in respect of each Equant ordinary share held by the Company’s shareholders. A CVR entitles shareholders, except France Telecom and the Foundation, up to €15 in cash per CVR held immediately following the third anniversary of the closing of these transactions, depending upon market conditions of Equant ordinary shares at such time. Concurrent with this announcement, and subject to completion of the Share Purchase Agreement, the Company announced that its Board had approved a Contribution Agreement (the ‘Contribution Agreement’) with France Telecom and Atlas Telecommunications S.A. (‘Atlas’) — a wholly-owned subsidiary of France Telecom and holding company for both Global One Communications Holdings B.V. and Global One Communications World Holdings B.V. (collectively referred to as ‘Global One’). Pursuant to the Contribution Agreement, Equant would acquire 100% of the share capital of Global One from Atlas in exchange for 80,617,348 newly issued Equant ordinary shares. In addition, the Company also announced that it had entered into an agreement with France Telecom and SITA to replace the Company’s joint venture with SITA with a new agreement whereby, among other things, the Company would assume full control of the network of SITA Equant S.C. (the ‘SITA Equant network Joint Venture’).

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

1. Organization and Description of Business continued

France Telecom Transactions continued

Under the Contribution Agreement, the Calling Card and Voice Carrier Services businesses of Global One are to be transferred out of Global One to France Telecom within 12 months of completion of the transactions described above. The Calling Card and Voice Carrier Services businesses are collectively referred to as ‘Excluded Businesses’ (see also ‘Calling cards and voice carrier services’ in Note 23).

The above transactions, collectively referred to as ‘France Telecom Transactions’, were completed under the conditions specified above on June 29, 2001. As a result, the Company merged the operations of Equant, Global One and the SITA Equant network Joint Venture, and France Telecom became the majority shareholder of the combined Company with an approximate ownership of 54.3%. As a result of the France Telecom Transactions, Equant is consolidated in the Financial Statements of France Telecom. These Financial Statements can be obtained from France Telecom, 6 Place d’Alleray, 75505 Paris Cedex, France.

2. Future Financing Requirements

The Company has budgeted significant future funding requirements. Operating results before non-recurring charges were profits of $24.2 in 1999 and $34.4 in 2000, and losses of $156.8 in 2001. Net cash flows from operating activities were inflows of $96.4 in 1999 and $69.2 in 2000, and a net cash outflow of $117.4 in 2001. Additionally, Global One, whose accounts were prepared under generally accepted accounting principles in the United States of America, reported operating losses of $793.7 in 1999 and $832.6 in 2000, and net cash outflows from operating activities of $553.3 in 1999 and $556.1 in 2000.

Equant incurs substantial capital expenditures. Investment in network equipment and other assets amounted to $280.5 in 1999, $352.1 in 2000 and $412.2 in 2001. The Company expects substantial capital investment to continue for the foreseeable future.

At December 31, 2001, Equant had $385.8 of cash and cash equivalents, including amounts deposited with France Telecom of $237.5. In addition, under the terms of the Contribution Agreement between France Telecom and the Company, France Telecom committed to meet 50% of the costs of integrating Equant, Global One and the SITA Equant network Joint Venture, subject to certain limits (see Note 6).

France Telecom has offered to make available to the Company a $250 revolving credit facility agreement and a $50 treasury management agreement. The terms of these agreements, as currently offered, are set out below. The Company has until June 1, 2002 to decide whether to accept these agreements.

Under the revolving credit facility, France Telecom will make available to the Company a maximum of $250. Drawdowns will be available in a variety of currencies during the period June 3, 2002 until September 30, 2003. Interest will be charged at 120 basis points above the inter bank offering rate on the amount drawn down under the facility. The facility will have a final maturity on September 30, 2007.

Under the treasury management agreement, France Telecom will make available to the Company a maximum of $50 in a variety of currencies. Interest will be charged at LIBOR plus 40 basis points on the net balance outstanding under the agreement. The terms of the agreement will be subject to renewal on December 31 each year.

Management considers that its existing cash resources and the commitments from France Telecom are sufficient to fund its operations for at least 12 months from the date of these Financial Statements and have therefore prepared the Financial Statements on a going concern basis.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

3. Significant Accounting Policies

Basis of preparation

The Company has adopted generally accepted accounting principles in France (‘French GAAP’) to present financial information in a manner consistent with France Telecom, the Company’s majority shareholder. The Financial Statements of the Company have been prepared in accordance with French GAAP and Rule 99-02 of the Comite de la Reglementation Comptable (‘CRC’).

Presentation of the Consolidated Financial Statements

Assets and liabilities are classified based on liquidity or maturity dates, with short-term balances (due within one year) shown separately from long-term balances. Unless indicated otherwise, assets and liabilities are stated at face value.

The Consolidated Statement of Operations includes additional disclosure of ‘Share plan costs’ and ‘Non-recurring charges’ as separate line items. The results arising from discontinued operations are separately disclosed after results from continuing operations. These additional line items are defined in the accounting policies for ‘Stock based compensation’, ‘Non-recurring charges’ and ‘Discontinued operations’ respectively.

The principal accounting policies, which have been presented consistently in all periods presented in these Financial Statements, are stated below:

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses in the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

All assets and liabilities of foreign subsidiaries are translated into US dollars at the exchange rates in effect at the balance sheet date. Income and expense items of foreign subsidiaries are translated at the average exchange rates for the period. Net exchange gains or losses resulting from such translation are included in ‘Cumulative foreign currency translation adjustment’ within Shareholders’ equity.

Gains and losses from foreign currency transactions are included in ‘Financial income/(charges)’, in the Consolidated Statement of Operations in the period during which they arise.

Exchange gains and losses on foreign currency investments and loans of a long-term nature are reported as ‘Cumulative foreign currency translation adjustments’ in Shareholders’ equity.

The Company maintains its financial records in US dollars. All amounts stated in these Consolidated Financial Statements are in millions of US dollars unless otherwise stated, or prefixed US$ in which case the amounts stated are single units. Approximately 67% of the Company’s revenues were accounted for in US dollars in 2001.

Consolidation principles

Companies which are fully owned, or which the Company controls, are fully consolidated. Investments in businesses over which Equant N.V. does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. All significant inter-company accounts and transactions have been eliminated.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

3. Significant Accounting Policies continued

Purchase accounting

Earnings for acquired companies are included for the period subsequent to the acquisition date.

The acquisition of Global One has been accounted for under the purchase method of accounting under paragraph 215 of CRC Rule 99-02. Under this method, the historical carrying value of the acquired business is carried over in the acquirer’s financial statements because Equant acquired over 90% of the shares of Global One in a single transaction, settled through a share issue by the Company. In acquisitions where the requirements of paragraph 215 of CRC Rule 99-02 are not fulfilled, the excess of the cost over the fair value of the net assets acquired is recorded as Goodwill.

Revenue recognition

Sale of services

Revenues for sale of data transmission, voice and value added services, collectively referred to as ‘Services’, including sales of equipment under operating type leases, are recognized when services are rendered. Revenues are billed in accordance with the customers’ contracts, and accordingly may represent both a period fee and usage component. Payments received from customers before the relevant criteria for revenue recognition are satisfied are included in deferred revenue in the Consolidated Balance Sheet. For other product sales and services, revenues are recognized when products are delivered or services are rendered to customers and all significant obligations have been satisfied. Certain maintenance services are billed in advance in accordance with contractual arrangements and related revenues are initially deferred and recognized as services are provided. Certain costs incurred on behalf of and recovered from France Telecom are excluded from Revenues and included in ‘Other operating income’.

Sales-type leases

Revenues from sale of technical equipment to customers that meet the criteria of sales-type lease accounting are recognized in the period that the rights and obligations of ownership transfer to the purchaser.

Other operating income

As a consequence of expansion and realignment of the business of the enlarged Company, during the year, certain services have been provided to affiliates of France Telecom (the ‘Affiliates’) in respect of switched voice and network IP services totaling $146.4 (1999 and 2000: $nil). These services are provided by Equant in those locations in which it has infrastructure that is utilized by, and recharged to, the Affiliates in accordance with contractual agreements. This reimbursement of network costs is recorded as ‘Other operating income’.

Equant also utilizes the equivalent network capacity of the Affiliates in certain countries providing service to its customers and recognizes these network costs as a ‘Cost of services and products sold’. The related billing to customers is recorded as revenue.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

3. Significant Accounting Policies continued

Stock based compensation

’Share plan costs’ relate to the income or expense arising from the repurchase of shares on the open market, the issue of shares held in treasury, and social charges payable by the Company on share option and share award plans.

Share option and share award plans are excluded from the balance sheet until such time the grant or award is vested. If the Company issues new shares to satisfy the exercise, then the difference between the par value and the exercise price is recorded as an addition to ‘Additional paid-in capital’, a component of Shareholders’ equity, with no impact to the Consolidated Statement of Operations. If the Company repurchases shares on the open market or issues shares held in treasury, then the difference between the repurchase price of the shares and the exercise price is recorded as a charge in the Consolidated Statement of Operations, within ‘Share plan costs’.

Social charges payable by the Company on the fair value of shares granted are accrued over the period between the dates of granting and vesting, based on the expected exercise rates, and charged to ‘Share plan costs’.

Non-recurring charges

’Non-recurring charges’ relate to the costs of restructuring the Company’s operations.

Non-recurring charges are shown as a separate line in the Consolidated Statement of Operations and include amounts arising from significant reorganizations of the Company. Amounts recoverable from France Telecom in respect of the restructuring and integration of Equant, Global One and the SITA Equant network Joint Venture in accordance with the Contribution Agreement (see Note 6) are shown as a reduction to non-recurring charges.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized reflecting the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period enacted. Deferred tax assets are recognized to the extent that their recovery is considered probable.

Research and development costs

The Company does not engage in basic research. The Company engages in a measure of technical research focused principally on monitoring emergent technologies and the manner in which they can be adapted for commercial use. The research and development activities are focused on new applications and product development using industry-wide protocols and are expensed as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising costs incurred in the years ended December 31, 1999, 2000 and 2001 were $4.8, $4.5 and $4.6 respectively. In 2001, the Company also incurred $6.7 of cost related to branding the new organization. These costs are included within ‘Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture’, a component of ‘Non-recurring charges’.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

3. Significant Accounting Policies continued

Discontinued operations

Results of discontinued operations are aggregated into a single line and the results for all periods presented in the Consolidated Statements of Operations are restated. The results of discontinued operations are stated net of income taxes.

Cash and cash equivalents

Cash and cash equivalents are defined as highly liquid investments with original maturity of 90 days or less.

Accounts receivable

Accounts receivable are reduced to net realizable value by an allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost (determined principally on the first-in, first-out basis) or market value. Provisions for potentially obsolete or slow-moving inventory are determined through management’s analysis of inventory levels and future sales or usage forecasts. Maintenance spare parts and components are amortized on a straight-line basis over three years, and the related expense is included within ‘Cost of services and products sold’, in the Consolidated Statement of Operations.

Intangible assets

Intangible assets are stated at historical cost less amortization calculated on a straight-line basis over the expected useful lives of the relevant assets. Intangible assets include goodwill, indefeasible rights of use (‘IRU’), software applications and other items.

Goodwill

The excess of the cost over the fair value of the net assets of purchased businesses, including unconsolidated affiliates, is recorded as goodwill and is amortized on a straight-line basis over periods of 20 years or less. The amortization period is determined by taking into account the specific nature of each acquisition and has ranged from 5 to 20 years on historic acquisitions.

Goodwill is subject to an impairment review when events or circumstances occur indicating that an impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition. The need to recognize an impairment is assessed with reference to undiscounted cash flows arising from the economic and operating assumptions used by the management of the Company. Impairment, where necessary, is recorded as the difference between book value and fair value. Fair value is determined based on future cash flows discounted at appropriate rates, taking into account benefits expected at acquisition, such as synergies expected to result from the integration of the business with the Company’s operations and the strategic position of the business for the Company.

IRU

An IRU is a right to use a specified amount of capacity on fiber optic cables and related equipment for a specified time period. The rights that the Company acquires from the IRU cannot be revoked or voided. IRUs are capitalized as intangible assets and are amortized over the shorter of 10 years and the contract term.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

3. Significant Accounting Policies continued

Intangible assets continued

Software

Equant develops internal-use software. Equant defines internal-use software as software acquired or internally developed or modified solely to meet the internal needs of Equant. Internal and external costs incurred during the preliminary project stage are expensed as incurred. Capitalization of such costs begins upon completion of the preliminary project stage and upon management’s authorization and commitment to fund the software project, and capitalization ceases at the point at which the computer software project is substantially complete and ready for its intended use. Internal and external costs for data conversion, training and maintenance are expensed as incurred, and overhead costs are not capitalized. Software applications are amortized over three to five years.

Property and equipment

Property and equipment are stated at historical cost less depreciation calculated on a straight-line basis over the expected useful lives of the relevant assets. Major renewals and improvements are capitalized while maintenance and repairs are expensed when incurred.

Depreciation is calculated with reference to expected useful lives, which are generally as follows:

Owned buildings	10 to 40 years
Leasehold improvements	10 to 40 years
Network assets	3 to 10 years
Tools, test and demonstration equipment	3 to 5 years
Computer equipment	3 to 5 years
Office equipment, furniture and motor vehicles	3 to 10 years

Assets acquired under capital lease arrangements are depreciated in accordance with the expected useful lives detailed above or the lease terms if shorter. In addition, network assets acquired under the interim funding arrangements with SITA S.C. are capitalized and depreciated (see Note 14).

Impairment of long-lived assets (other than goodwill)

Property and equipment and intangible assets (excluding goodwill) are written down when, as a result of events or changes in circumstances, their recoverable value appears to be permanently less than their carrying value. For assets to be held and used, impairment is principally determined for each group of assets by comparing their carrying value with the undiscounted cash flows they are expected to generate based upon management’s expectations of future economic and operating conditions. Network assets are reviewed on a collective basis. At the time such evaluations indicate that future cash flows are insufficient to recover the carrying value of such assets, the assets are adjusted to their fair value.

Should the above comparison indicate that an asset is permanently impaired, the write-down recognized is equivalent to the difference between carrying value and fair value. Fair value is determined on the basis of discounted cash flows or by reference to replacement cost for used equipment, cost of alternative technologies or recent transactions for similar businesses, or market prices.

Assets to be disposed of are written down to their fair value, less costs of disposal, when such value is lower than their carrying value.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

3. Significant Accounting Policies continued

Other investments

Other investments consist of ‘Investments accounted for under the equity method’ and ‘Investments at cost’. Under the equity method, the investment is initially recorded at Equant’s share of the net assets of the affiliate and is increased or decreased by Equant’s proportionate share of the entity’s respective profits or losses. Dividends received from these investees reduce the carrying value of the investments. The difference between the cost of the investment and Equant’s share of net assets at the date of acquisition is recorded as Goodwill.

Investments that are less than 20% owned, or where Equant does not have significant influence, are stated at cost. Provisions for impairment in value are recognized where management has estimated that net realizable values are lower than cost.

Statutory reserves

In certain countries in which the Company operates, local regulations require a proportion of the net earnings to be classified as statutory reserves. Where this is applicable, retained earnings have been set aside at the stipulated rate. These reserves are for the most part not available for distribution, except on closure of operations. Statutory reserves are reviewed annually in conjunction with the preparation of the Annual Reports of relevant subsidiary companies, and are separately disclosed in the Consolidated Statement of Shareholders’ Equity.

Provisions for liabilities and charges

The Company has implemented CRC Rule 2000-06 on provisions and reserves with effect from January 1, 2000, whereby a provision is recorded when the Company is committed to a course of action, and it is more likely than not that a future liability will result. The implementation did not result in any significant impact on the financial results of the Company.

Employee retirement benefit plans

The Company operates a mixture of defined benefit and defined contribution pension plans. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. In some countries the amount of provision is determined in accordance with the obligations under statutory post-employment benefit schemes. The contribution to the defined contribution schemes, and the net periodic cost under the defined benefit schemes as actuarially determined, are charged to the Consolidated Statement of Operations.

The liability for end-of-service indemnities is accrued in accordance with labor legislation in each country where such benefits are required.

Equipment on operating leases

Equant purchases equipment that is subsequently leased to customers under operating leases. Income from operating leases is recognized over the term of the lease. Depreciation takes into account the estimated residual values of the leased equipment, which are calculated at the lease inception date. Each of the assets is depreciated on a straight-line basis over a period consistent with the term of the lease.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

3. Significant Accounting Policies continued

Financial instruments

The Company uses derivative financial instruments for the purpose of hedging currency risks, which exist as part of ongoing business operations. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

Forward exchange contracts are generally used to hedge exposure to currency fluctuations on certain short-term transactions denominated in a currency other than the Company’s functional currency. Gains and losses on these contracts generally offset the foreign exchange gains and losses on the underlying hedged transactions recorded in the Consolidated Balance Sheet and are included in the basis of the asset or liability and recorded in the Consolidated Statement of Operations when the underlying transaction is settled. The discount or premium on these contracts is recorded in the Consolidated Balance Sheet and amortized through the Consolidated Statement of Operations over the life of the contract or immediately if the underlying hedged instrument is settled. Losses not expected to be recovered upon completion of the hedged transaction are expensed.

4. Basic and Diluted Net Profit/(Loss) per Share

The basic and diluted net profit/(loss) per share is calculated by dividing net profit/(loss) by the combined weighted average number of shares outstanding during the year.

The 10 million convertible preference shares issued as part of the France Telecom Transactions are included in the calculation of the weighted average number of ordinary shares outstanding as their conversion into ordinary shares is unconditional and will occur automatically on June 29, 2006.

The impact of unexercised stock options on weighted average number of ordinary shares outstanding amounted to 3,640,270 and 3,944,786 for the years ended December 31, 2000 and 2001 respectively. These amounts were not included in the diluted earnings per share calculation in 2000 and 2001 as they would have been antidilutive.

5. Acquisition and Disposal of Businesses and Investments

Acquisition of Global One

On June 29, 2001, the Company completed the acquisition of 100% of the share capital of Global One in exchange for 80,617,348 new ordinary shares of the Company, as referred to in Note 1. The transfer of the Global One business from France Telecom to the Company in exchange for newly issued shares of the Company has been accounted for under the purchase method of accounting under paragraph 215 of CRC Rule 99-02. The excess of the cost of acquisition over the net book value of Global One assets acquired was taken to ‘Additional Paid-in Capital’.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

5. Acquisition and Disposal of Businesses and Investments continued

Acquisition of Global One continued

The total cost of acquisition for Global One paid by the Company was as follows:

Issue of 80,617,348 new ordinary shares in the Company	$1,455.1
Transaction costs, net of tax	29.4

Total cost of acquisition	$1,484.5

The cost of acquisition has been allocated to the following identifiable assets and liabilities:

Total cost of acquisition		$1,484.5
Identifiable assets and liabilities acquired (unaudited)
Cash and cash equivalents	$295.3
Accounts receivable (net of provisions of $97.7)	541.0
Intangible assets (net of amortization of $36.0)	158.0
Property and equipment (net of depreciation of $385.6)	553.2
Accounts payable	(207.6)
Accrued liabilities	(176.3)
Overdraft and short-term debt	(1.7)
Non-current liabilities	(20.4)
Other assets and liabilities	(157.4)
		984.1

Excess of cost of acquisition over net book value of assets acquired		$500.4

The unaudited pro forma condensed consolidated statements of operations present the effect of the acquisition of Global One and other effects of the France Telecom Transactions as if they had occurred on January 1, 2000. The unaudited pro forma condensed consolidated statements of operations are based on the historical financial statements of Equant and Global One and are prepared in accordance with French GAAP. The unaudited pro forma financial information does not purport to represent the results of operations that actually would have resulted had the France Telecom Transactions occurred on the date indicated. It should not be taken as indicative of the future results of the operations of the combined entities.

The pro forma results for 2000 and 2001 include 12 months each of Equant and Global One. The 2000 and 2001 pro formas also assume that the new SITA contractual arrangements were in place for the whole of 2000 and 2001. Certain contractual arrangements with Global One for product development and the transfer of a hosting business from France Telecom took place on January 1, 2001 and consequently have not been included in the 2000 pro formas. The income and expenses derived from Excluded Businesses have been removed from the pro forma consolidated statements of operations.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

5. Acquisition and Disposal of Businesses and Investments continued

Acquisition of Global One continued

The unaudited pro forma condensed consolidated statements of operations were as follows:

		2000		2001
Years ended December 31		unaudited		unaudited

Sales of services and products		$2,733.8		$3,064.8

Gross profit		633.0		830.0

EBITDA		(179.0)		(8.7)

Operating loss		(509.6)		(564.0)
Financial charges		(47.1)		(32.9)
Loss on impairment of investments accounted at cost		(22.1)		(13.1)
Income taxes		(13.1)		(57.2)
Equity in loss of affiliate		(9.5)		(25.3)

Net loss from continuing operations, before minority interests and goodwill amortization		(601.4)		(692.5)
Goodwill amortization		(16.1)		(21.7)

Net loss from continuing operations, before minority interests		$(617.5)		$(714.2)

Earnings per share, basic and diluted	US$	(2.11)	US$	(2.44)

Disposal of Equant Application Services (‘EAS’) division

On October 1, 2001, the Company disposed of the EAS division for cash and loan notes totaling $15.6, of which $3.6 had been received before year-end, recognizing a gain of $13.4 (after taxes of $0.3). The net losses of EAS for the years ended December 31, 1999 and 2000 and the nine months ended September 30, 2001 were as follows:

Years ended December 31	1999	2000		2001

Sales of services and products	$19.1	$25.5	$	14.2

Gross profit	7.7	9.4		4.1

Operating loss	(0.2)	(0.6)		(3.7)
Financial charges	—	(0.1)		(0.3)
Income tax benefit	—	0.4		1.4

Net loss	$(0.2)	$(0.3)	$	(2.6)

No material assets or liabilities were transferred as a result of the disposal of EAS.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

5. Acquisition and Disposal of Businesses and Investments continued

Local Network Operations transfers

As referred to in Note 23, ‘Related party transactions and cost sharing agreement’, in certain countries, Local Network Operations groups (‘LNO groups’) are transferred by SITA to the Company upon fulfillment of certain conditions. During 2001, SITA transferred to the Company the LNO groups for Puerto Rico, Singapore, Hungary, Portugal, US Virgin Islands, Guam, Luxembourg, Spain and Japan. These transfers included a total of 237 employees.

During 2000, SITA transferred to the Company the LNO groups for Germany, Norway, Iceland, the United Kingdom and The Netherlands. These transfers included a total of 394 employees.

During 1999, the first year of such transactions, SITA transferred to the Company the LNO groups for the United States, Hong Kong and Canada. These transfers included a total of 405 employees.

Pursuant to the transfers of the LNO groups, the assets and liabilities associated with each LNO group were purchased at net book value for cash by the Company.

Investment in Radianz

On February 3, 2000, the Company announced its participation in a joint venture with Reuters Group PLC (‘Reuters’) forming Radianz Limited (‘Radianz’), a company offering a secure Internet Protocol network to the financial services industry. Radianz is owned 49% by the Company and 51% by Reuters and started operations on July 1, 2000. The excess of consideration over the Company’s share of the fair value of the net assets of Radianz at formation of approximately $160.5 was included in ‘Goodwill’ in the accompanying Consolidated Balance Sheets and is being amortized over a period of ten years (see Note 15 ‘Other investments’).

Acquisition of investments in iPass, STSN and Tripeze

During 2000, the Company acquired non-controlling interests of 18.0% in Tripeze.com, Inc. (‘Tripeze’), 7.1% in STSN, Inc. (‘STSN’) and 5.5% in iPass, Inc. (‘iPass’), for cash considerations of $5.1, $30.1 and $5.1 respectively. These investments are accounted for at cost, net of provisions for impairments in value (see Note 15, ‘Other investments’).

Acquisition of TechForce, Inc

On August 17, 1999, the Company acquired TechForce, Inc. for an aggregate purchase price of $73.4. The acquisition was accounted for as a purchase and the excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill and amortized over eight years. As of December 31, 2001, the goodwill balance is $35.3 net of accumulated amortization of $15.2.

Acquisition of ITS Korea Co. Limited

In 1999, the Company acquired the remaining 51% of the outstanding shares of Equant Integration Services Co. Limited, formerly ITS Korea Co. Limited for an aggregate purchase price of $1.0. This acquisition was accounted for as a purchase and did not result in any goodwill being recorded by the Company.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

6. Non-recurring Charges

Non-recurring charges comprise:

Years ended December 31	1999	2000	2001

Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$—	$—	$173.4
SITA Equant network Joint Venture restructuring	—	14.0	5.1
Divisional reorganization	—	4.9	0.4
EIS division restructuring	1.9	—	-
Other	—	—	10.5

Total restructuring and integration costs	1.9	18.9	189.4
Reimbursement due from France Telecom	—	—	(79.2)

Non-recurring charges	$1.9	$18.9	$110.2

Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture

Following the France Telecom Transactions, the Company commenced integrating the operations of Equant, Global One and the SITA businesses acquired. The nature of restructuring and integration costs incurred during the period as a result of these transactions comprise:

	Balance at				Balance at
	December 31,		Reserves		December 31,
	2000	Additions	utilized	Other	2001

Employee termination	$—	$32.3	$(23.9)	$—	$8.4
Write-down of assets	—	51.5	—	(51.5)	-
Excess employment costs	—	5.7	(5.7)	—	-
Integration teams	—	13.0	(13.0)	—	-
Branding	—	6.7	(6.7)	—	-
Lease exit costs	—	35.4	(10.0)	—	25.4
Critical staff retention plan	—	15.1	(15.1)	—	-
Legal, consulting and other	—	13.7	(13.7)	—	-

	$—	$173.4	$(88.1)	$(51.5)	$33.8

$22.6 of the balance at December 31, 2001 is included in ‘Provisions for liabilities and charges’. The remainder is included in ‘Accrued liabilities’.

Under the terms of the Contribution Agreement between France Telecom and the Company, the two companies agreed to share certain restructuring and integration costs, as set out below:

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

6. Non-recurring Charges continued

Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture continued

Personnel restructuring costs

For a period of two years following June 29, 2001, France Telecom shall reimburse Equant for half the financial costs of employment and termination of the Excess Equant Employees, being the first 2,500 employees of Equant (including employees to be transferred from SITA to Equant pursuant to the SITA Equant network Joint Venture) or Global One that Equant management identifies as not necessary for the long-term operation of Equant.

Non-personnel integration and restructuring costs

For a period of two years following June 29, 2001, Equant will also incur non-personnel related integration and restructuring costs (the ‘Integration Costs’) with respect to the integration of Equant, Global One, and the SITA Equant network Joint Venture. France Telecom shall bear or reimburse Equant for a portion of the Integration Costs, as follows:

i)	with respect to the first $240 of Integration Costs, each of France Telecom and Equant shall pay half on an equal basis; and,

ii)	France Telecom shall bear the next $90 of Integration Costs.

Accrued cost recovery from France Telecom totaled $79.2 for restructuring and integration costs incurred by Equant in the year ended December 31, 2001, of which $67.2 had not been received before year-end and is included in ‘Other current assets and prepaid costs’ in the Consolidated Balance Sheet.

The Company expects to incur substantial future costs to restructure and integrate Equant, Global One and the SITA Equant network Joint Venture. Recovery from France Telecom of part of these costs will be available until June 2003.

SITA Equant network Joint Venture restructuring

During the third and fourth quarters of 2000, Equant and SITA initiated the restructuring of the SITA Equant network Joint Venture. The purpose of this restructuring was to create a process driven organization, better aligned to customer requirements. In the fourth quarter of 2000, this led to plans to rationalize certain global operations such as Help Desks and Network Control Centers. The rationalization began in the fourth quarter of 2000 and continued during 2001.

As described in Note 1, one of the agreements within the France Telecom Transactions resulted in Equant assuming full control of the SITA Equant network Joint Venture. As the benefits of this restructuring were expected to accrue principally to Equant’s future operating results, Equant agreed to absorb 100% of the charges recorded before June 29, 2001. Costs of restructuring and integrating the SITA Equant network Joint Venture after June 29, 2001 are included under ‘Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture’. As a result, the Company recorded within non-recurring charges, a restructuring charge of $14.0 in 2000 primarily for severance costs and other costs related to headcount reduction and consolidation of operations.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

6. Non-recurring Charges continued

SITA Equant network Joint Venture restructuring continued

The following table sets forth the movement in the SITA Equant network Joint Venture restructuring activities for the year ended December 31, 2001:

	Balance at				Balance at
	December 31,		Reserves		December 31,
	2000	Additions	utilized	Other	2001

Employee termination	$5.3	$5.1	$(10.4)	$—	$—

The restructuring charge incurred in the year ended December 31, 2000 of $14.0 included $11.5 of employee termination costs to eliminate 266 positions and $2.5 of other costs, mostly office consolidation and outplacement costs.

Termination costs include severance costs and contractual benefits in accordance with an approved plan. At December 31, 2000, all 266 employees had been notified and 120 positions included in the plan had been eliminated.

Divisional reorganization

During the fourth quarter of 2000, the Company initiated a plan to integrate two of its divisions – Equant Network Services and Equant Integration Services – into a single organization. This integration became effective on January 1, 2001. As a result of this reorganization, the Company recorded a restructuring charge of $4.9, primarily for severance costs and other costs related to headcount reduction, and for share plan costs associated with these employees included in the restructuring plan.

The following table sets forth the movement in Divisional reorganization restructuring activities for the year ended December 31, 2001:

	Balance at				Balance at
	December 31,		Reserves		December 31,
	2000	Additions	utilized	Other	2001

Employee termination	$2.1	$—	$(2.1)	$—	$—
Write-down of assets	—	0.4	(0.4)	—	—
Other costs	0.2	—	(0.2)	—	—

	$2.3	$0.4	$(2.7)	$—	$—

The restructuring charge incurred in the year ended December 31, 2000 of $4.9 included $4.2 of termination costs to eliminate 48 positions, $0.4 of software costs written-down and $0.3 of other costs, mostly composed of property lease exit costs.

Termination costs included severance and contractual benefits determined in accordance with an approved plan and also included costs for outplacement services, medical and supplemental vacation. At December 31, 2001 all identified positions included in the plan had been eliminated.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

6. Non-recurring Charges continued

Equant Integration Services (‘EIS’) division restructuring

In the year ended December 31, 1998, the EIS division reviewed its service and product offerings and its selling and administrative processes in an effort to strengthen its competitive position and to better align its operations in the Europe, Middle East and Africa region in response to market conditions. As a result, the Company recorded a restructuring charge of $6.2 primarily for severance and other costs related to headcount reductions ($4.3 and $1.9 of this charge was recorded in 1998 and 1999 respectively).

Of the total restructuring provision of $6.2 relating to the EIS division restructuring activities, $2.5 was utilized in 1999, $1.4 was utilized in 2000 and $0.1 was utilized in 2001. No provision remains at December 31, 2001.

Other non-recurring charges

Other non-recurring charges in 2001 include costs incurred on advisory fees arising from transactions that were abandoned during the year. There were no provisions at December 31, 2001 in respect of these charges.

7. Financial Income/(Charges)

Financial income/(charges) consists of the following:

Years ended December 31	1999	2000	2001

Foreign exchange gain/(loss)	$0.7	$2.3	$(6.4)
Income from/(costs of) early termination of financing arrangements	0.8	—	(2.1)
Interest income	17.2	10.0	20.9
Interest expense	(4.0)	(23.0)	(30.3)

	$14.7	$(10.7)	$(17.9)

During the year ended December 31, 1999, the Company recognized income of $0.8 ($0.5 net of tax) from the sale of interest rate caps related to a $600 facility which had been repaid in 1998 with a portion of the proceeds received from the IPO. During the year ended December 31, 2001, the Company recognized a charge of $2.1 ($1.4 net of tax) as a result of early repayment fees and expensing of previously deferred arrangement fees on the outstanding borrowings under the Company’s main credit line, which was mandatory on completion of the France Telecom Transactions.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

8. Income Taxes

The tax provision/(benefit) consists of the following:

Years ended December 31	1999	2000	2001

Current income taxes
The Netherlands	$5.6	$16.1	$(11.4)
Other	11.8	(0.9)	23.7

Total current	17.4	15.2	12.3
Deferred income taxes
The Netherlands	7.0	(7.7)	6.2
Other	(4.5)	(3.1)	23.1

Total deferred	2.5	(10.8)	29.3

Total tax charge	$19.9	$4.4	$41.6

The source of net profit/(loss) from continuing operations before minority interests and taxes for the years ended December 31, 1999, 2000 and 2001 is as follows:

Years ended December 31	1999	2000	2001

The Netherlands	$18.6	$(7.3)	$(54.4)
Other countries	14.4	(35.6)	(290.6)

Net profit/(loss) from continuing operations before minority interests and income taxes	$33.0	$(42.9)	$(345.0)

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

8. Income Taxes continued

The tax charge for the year has been reconciled to the standard tax rate applicable in The Netherlands for corporate income. A reconciliation of Equant’s statutory and effective income tax rate for the years ended December 31, 1999, 2000 and 2001 is as follows:

Years ended December 31	1999	2000	2001
	%	%	%

Statutory rate applicable in The Netherlands	35.0	35.0	35.0
Change in valuation allowance	(1.2)	5.4	(27.1)
Jurisdictional differences in tax rates	(4.8)	(16.2)	(15.6)
Valuation adjustment on integration	—	—	(12.0)
Equity in loss of affiliate	—	(7.7)	(4.6)
Loss on impairment of investments accounted at cost	—	(17.9)	(1.3)
Goodwill write off and amortization	4.3	(13.1)	(0.8)
Tax deductible transaction-related expenses	—	—	0.5
Share plan costs	14.3	11.4	2.9
Operational expenses disallowed for tax purposes	12.7	(7.2)	2.9
Restructuring costs	—	—	8.0

Effective tax rate	60.3	(10.3)	(12.1)

The deferred tax assets and liabilities by nature of temporary difference are analyzed as follows:

At December 31	2000	2001

Deferred tax assets
Operating losses carried forward	$29.9	$374.1
Share plan costs	4.9	-
Other temporary differences	30.0	60.1

Total deferred tax asset	64.8	434.2
Less: valuation allowances	(27.4)	(434.2)

Total deferred tax asset, net	37.4	-
Deferred tax liability		-
Temporary differences on fixed assets	(0.2)	-
Other temporary differences	(3.5)	-

Total deferred tax liability	(3.7)	-

Net deferred tax asset	$33.7	$-

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

8. Income Taxes continued

Deferred tax assets before valuation allowances at December 31, 2001, relating to Global One entities acquired as a result of the France Telecom Transactions amounted to $298.6 and $58.7 arising from Operating losses carried forward and Other temporary differences, respectively.

Valuation allowances at December 31, 2000 were made on the basis that the tax benefit of losses and other deferred tax assets in certain subsidiaries were unlikely to be realized in the immediate future. At the date of the merger all Global One companies had 100% valuation allowances against deferred tax assets.

Following completion of the France Telecom Transactions, and as a result of the Company’s decision to integrate Equant and Global One entities on a country by country basis, the substantially larger amounts of deferred tax assets in the Global One entities required that the valuation allowances against deferred tax assets in Equant entities be increased to 100%. As a result, $41.3 of deferred tax balances as at June 30, 2001 were provided against.

The net deferred tax assets are reflected in the accompanying Consolidated Balance Sheets as follows:

At December 31	2000	2001

Current deferred tax asset	$9.2	$-
Non-current deferred tax asset	28.2	-
Current deferred tax liability	(0.4)	-
Non-current deferred tax liability	(3.3)

Net deferred tax asset	$33.7	$-

Estimated net operating losses carried forward at December 31, 2000 and 2001 and their expiration dates are as follows:

	Expiration dates at	Net operating losses at December 31
Country of tax jurisdiction	December 31, 2001	2000	2001

The Netherlands	No expiration	$8.7	$104.0
United Kingdom	No expiration	11.1	217.1
United States	2007 to 2014	3.0	396.6
Eire	No expiration	—	273.0
Other	Various	60.3	517.4

		$83.1	$1,508.1

Certain jurisdictions apply laws or procedures which attempt to restrict or eliminate the carry-forward of tax losses on amalgamations or where there is a change of ownership in conjunction with a change in business operations. Certain of the country amalgamations could give rise to such restrictions or eliminations. The figures stated above are without regard to such possible restrictions or eliminations on the basis that they will be resisted.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

8. Income Taxes continued

Equant is acting in a large number of countries, governed by changing tax regulations on both national and international levels, giving rise to potential tax exposures against which provisions have been made.

At December 31, 2001, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries as they are not expected to be remitted in the foreseeable future.

9. Personnel Costs and Staff Numbers

Set out below is an analysis of personnel costs:

Years ended December 31	1999	2000	2001

Salaries and wages	$213.3	$317.2	$556.5
Social security contributions	18.9	33.9	79.9
Pension costs	7.5	13.1	21.1

	239.7	364.2	657.5
Seconded in and temporary staff	17.5	19.1	67.3

	$257.2	$383.3	$724.8

Set out below is an analysis of staff numbers by function:

	1999	2000	2001

Direct	1,917	2,808	7,159
Selling	751	847	1,905
General and administrative	708	745	2,194

	3,376	4,400	11,258

As a result of the acquisition of Global One, 6,255 employees joined the Company on June 29, 2001. Additionally, at December 31, 1999, 2000 and 2001 the Company had the benefit of the services of 3,900, 3,280 and 2,456 SITA employees to support the network. The number of staff for 2001 is as at December 31, 2001. The number of staff for 1999 and 2000 are monthly averages.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

10. Accounts Receivable

A summary of accounts receivable is as follows:

At December 31	2000	2001

Accounts receivable from SITA, Radianz and France Telecom	$100.0	$688.4
Accounts receivable, other	259.9	578.9

	$359.9	$1,267.3

At December 31	2000	2001

Accounts receivable	$295.7	$1,220.8
Unbilled receivables	81.6	227.2

Total receivables	377.3	1,448.0
Less: allowance for doubtful accounts	(17.4)	(180.7)

Accounts receivable, net	$359.9	$1,267.3

The majority of unbilled receivables represents revenues earned in the year, not yet invoiced. Such amounts are generally billed in the next month.

The charge for doubtful accounts is reported within General and administrative expenses in the Consolidated Statement of Operations and totaled $9.3, $8.0 and $38.5 for the years ended December 31, 1999, 2000 and 2001 respectively. Accounts receivable are reported net of accrued credit notes to be issued to customers.

Accounts receivable from SITA, Radianz and France Telecom are further described in Note 23 ‘Related party transactions and cost sharing agreement’.

11. Lease Receivables

Lease receivables consists of the following:

At December 31	2000	2001

Gross finance lease receivables	$53.4	$41.9
Unearned income	(3.0)	(2.2)

Net lease receivables	50.4	39.7
Less: current portion	(14.7)	(14.1)

Long-term lease receivables	$35.7	$25.6

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

11. Lease Receivables continued

Maturities of lease payments due to Equant for equipment on rentals under non-cancelable finance leases at December 31, 2001 are as follows:

2002	$14.5
2003	15.8
2004	7.8
2005	2.8
2006	1.0

Total lease receivables, gross	41.9
Less: Unearned finance charges	(2.2)

Total lease receivables, net	$39.7

Gross finance lease receivables represent sales-type and direct financing leases. These receivables have remaining lease terms ranging from one to five years.

12. Inventories

Inventories consist of the following:

At December 31	2000	2001

Finished goods for resale	$15.1	$12.9
Maintenance and spare parts and components	15.0	14.6

Cost of inventories	30.1	27.5
Provision for obsolete and slow-moving inventory	(0.9)	(0.9)

Total inventories, net	$29.2	$26.6

Finished goods for resale consist of computer products. Maintenance and spare parts and components are reported net of accumulated amortization of $21.6 and $28.4 at December 31, 2000 and 2001 respectively.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

13. Intangible Assets

Intangible assets, stated at cost less accumulated amortization, consist of the following:

At December 31	2000			2001
	Net book		Accumulated	Net book
	value	Cost	amortization	value

Goodwill	$199.2	$225.1	$(47.6)	$177.5
IRUs	62.7	232.3	(35.1)	197.2
Software applications	18.4	224.6	(123.3)	101.3
Other	—	2.9	(0.2)	2.7

Total intangible assets	$280.3	$684.9	$(206.2)	$478.7

Changes in the net book value of intangible assets are as follows:

Years ended December 31	2000		2001

Balance at beginning of the year	$114.2	$	280.3
Additions to IRUs	21.2		75.5
Additions to Software applications	24.1		61.6
Effect of acquisitions	159.3		158.0
Retirement of assets	(6.3)		(7.4)
Amortization expense	(31.8)		(88.1)
Translation adjustment	(0.4)		(1.2)

Balance at end of the year	$280.3	$	478.7

The effect of acquisitions in the year ended December 31, 2000 related to Radianz, and in 2001 to Global One. At the date of acquisition of Global One, Global One had $79.0 capitalized in IRUs and $79.0 capitalized in Software applications.

The total amortization expense for the years ended December 31, 1999, 2000 and 2001 amounted to $13.8, $31.8 and $88.1 respectively.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

14. Property and Equipment

Property and equipment, stated at cost less accumulated depreciation, consists of the following:

At December 31	2000			2001
	Net book		Accumulated	Net book
	value	Cost	depreciation	value

Owned land and buildings	$2.2	$1.7	$(0.7)	$1.0
Leasehold improvements	40.4	168.1	(73.3)	94.8
Network assets	396.6	1,481.9	(744.7)	737.2
Tools, test and demonstration equipment	3.7	17.1	(16.7)	0.4
Computer equipment	34.7	223.7	(132.4)	91.3
Office equipment, furniture and motor vehicles	20.9	108.7	(43.8)	64.9
Assets in course of construction	71.1	87.8	—	87.8

Total property and equipment	$569.6	$2,089.0	$(1,011.6)	$1,077.4

Changes in the net book value of property and equipment are as follows:

Years ended December 31	2000	2001

Balance at beginning of the year	$422.5	$569.6
Additions of property and equipment	306.9	285.2
Acquisition of Global One	—	553.2
Retirement of assets	(0.9)	(71.3)
Depreciation expense	(151.1)	(232.8)
Reclassifications	2.8	-
Translation adjustment	(10.6)	(26.5)

Balance at end of the year	$569.6	$1,077.4

At the date of acquisition of Global One, Global One had $487.9 invested in Network assets, $52.5 in Computer equipment, and $12.8 in other assets.

The total depreciation expense for the years ended December 31, 1999, 2000 and 2001 amounted to $100.8, $151.1 and $232.8 respectively. The net book value of assets held under capital leases amounted to $16.1 at December 31, 2001, net of accumulated depreciation of $14.6. The Company has some capital leases on all classes of Property and equipment except Owned land and buildings and Assets in the course of construction.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

14. Property and Equipment continued

The Network assets balance includes equipment purchased by the Company which is subsequently leased to customers under operating leases. Income from operating leases is recognized over the term of the lease. Although realization is not assured, management believes that it is more likely than not that the estimated residual values will be realized. Each of these assets is depreciated on a straight-line basis over a period of time consistent with the economic life of the asset (see Note 11, ‘Lease receivables’). At December 31, 2000 and 2001, equipment under operating leases to customers amounted to $0.8 and $1.2 respectively, net of accumulated depreciation of $11.1 and $10.7 respectively. Depreciation expense on equipment under operating leases to customers totaled $1.3, $1.1 and $0.6 for the years ended December 31, 1999, 2000 and 2001 respectively. Expenditures for maintenance and repairs are the responsibility of the lessee.

Under the terms of Equant’s relationship with SITA for the management of the network, both under the former SITA Equant network Joint Venture agreement and the current Network Services Agreement, Equant is required to fund all capital expenditures on the network, except for those assets that are to be used solely for SITA’s customers. Although Equant is responsible for management of the entire network and approves all network capital spending, it does not legally own SITA’s Local Network Operators (‘LNOs’), where some of these assets are deployed. Therefore, Equant has applied the concept of ‘substance over form’ for these assets, in order to reflect properly the economic reality of the transactions. Under such accounting, Equant accounts for these expenditures as equipment purchases. If this treatment had not been adopted, $125.9 of the Company’s network assets at net book value as at December 31, 2001 would have been classified as loans to SITA (gross book value $243.0). There would be no change in the Consolidated Statement of Operations nor the Consolidated Statement of Cash Flows as the Company is charged for the related depreciation expense by the SITA LNOs, the liability for which is offset by reduction to the SITA loan.

15. Other Investments

Other investments, net of provisions for impairment, consist of the following:

At December 31	2000	2001

Investments accounted for under the equity method	$151.1	$133.6
Investments at cost	18.2	6.2

Total investments	$169.3	$139.8

Investments accounted for under the equity method

Investments accounted for under the equity method represents Equant’s non-controlling equity interest of 49% in Radianz. In 2000, Equant entered into a joint venture with Reuters to provide a secure Internet Protocol (‘IP’) network to the financial services industry. A new entity (‘Radianz’) was created into which Equant contributed $225 in cash, a number of employees, and customer contracts, which, in 1999, generated approximately $25 of revenues to the Company. Equant also agreed to provide $125 in services to Radianz over 10 years and agreed not to pursue new customers in the financial services industry for the provision of extranet network services. Reuters contributed to Radianz network assets and employees responsible for the operations and maintenance of the Reuters internal network. Reuters purchases network services from Radianz.

Radianz has been accounted for under the equity accounting method as management considers the Company’s ability to invoke joint control is not currently achieved because Reuters remains both the dominant supplier and customer of Radianz, and accordingly is in a position to affect significantly the operations of Radianz without the prior approval of Equant.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

15. Other Investments continued

Investments accounted for under the equity method continued

At December 31, 2000 and 2001 the carrying value of Intangible assets includes goodwill of $152.1 and $138.4 respectively, representing the excess of the purchase price over Equant’s share of the contributed capital of Radianz net of amortization (see Notes 5 and 13).

Radianz prepares its financial statements under generally accepted accounting principles in the United States. The 2001 financial statements of Radianz have not yet been audited. The 2000 financial statements of Radianz were audited by independent accountants and differed from those initially presented in the 2000 financial statements of Equant which were based on estimates. The difference between the estimated 2000 share of net loss and the actual share of net loss based on the audited financial statements was recognized by the Company in the year ended December 31, 2001.

Included in the Accumulated deficit of the Company at December 31, 2000 and 2001 were retained deficits of $20.0 and $65.3 respectively relating to Radianz.

The summarized Balance Sheet and Statement of Operations of Radianz as of and for the years ended December 31, 2000 and 2001 are set out below.

	2000, as	2000	2001
At December 31	previously stated	audited	unaudited

Current assets	$350.2	$343.2	$328.2
Non-current assets	100.1	107.0	148.7
Current liabilities	(137.2)	(140.6)	(202.3)
Non-current liabilities	(0.2)	(6.0)	(17.4)

Net assets and Shareholders’ equity	$312.9	$303.6	$257.2

	2000, as	2000	2001
Years ended December 31	previously stated	audited	unaudited

Net revenues$	187.0	$192.5	$433.9
Operating loss	(25.7)	(33.3)	(71.4)
Net loss	$(25.1)	$(26.8)	$(65.1)

The Company’s share of the losses of Radianz accounted for under the equity method was $9.5 for the six months ended December 31, 2000, and $25.3 for the 12 months ended December 31, 2001. The Company has made adjustments to the Radianz financial information to align their basis of preparation to the Company’s French GAAP accounting policies, and to eliminate the Company’s deferred service obligations that Radianz recognizes as an expense.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

15. Other Investments continued

Investments at cost

In 2000, the Company invested $30.1 for a non-controlling interest of 7.1% in STSN, $5.1 for a 5.5% non-controlling interest in iPass and $5.1 for a non-controlling interest of 18.0% in Tripeze. Management believes that it is more likely than not that its initial investments may not be fully recovered. These investments have been written-down to what management believes to be realizable value. In the year ended December 31, 2000, this resulted in an impairment loss of $17.0 related to STSN and $5.1 related to Tripeze. The Company’s share of iPass at December 31, 2001, had been diluted to 1.8% as a result of equity issues in which the Company did not participate. A further amount of $13.1 was provided against the remaining carrying value of STSN in the year ended December 31, 2001. The write-downs are included in the Consolidated Statement of Operations as ‘Loss on impairment of investments accounted for at cost’.

Investments accounted for at cost are classified as available-for-sale, but were neither purchased nor held primarily for trading. Equant does not control and cannot exercise significant influence on these companies. No dividends were received from these investments in 2000 or 2001.

16. Debt and Borrowing Arrangements

Debt and borrowing arrangements consist of the following:

	Current	Long-term	Total
At December 31, 2000	maturity	maturity	maturity

Bank overdrafts	$2.7	$—	$2.7
Term borrowings	26.0	400.2	426.2
Capital leases	3.2	4.3	7.5

Debt and borrowings	$31.9	$404.5	$436.4

	Current	Long-term	Total
At December 31, 2001	maturity	maturity	maturity

Bank overdrafts	$1.6	$—	$1.6
Term borrowings	6.6	1.0	7.6
Capital leases	0.6	3.0	3.6

Debt and borrowings	$8.8	$4.0	$12.8

The aggregate maturities of current and long-term borrowings other than capital leases at December 31, 2001 are as follows:

2002	$8.2
2003	1.0

$9.2

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

16. Debt and Borrowing Arrangements continued

The denominations of borrowings by currency at December 31, 2001 are as follows:

	Amount		Interest	At December 31,
Currency	loaned(1)	Maturity	rate	2001

Brazilian real	1,887	2002	28.70%	$0.8
Japanese yen	800,000	2002	0.48%	6.2
US dollar	214	2003	7.50%	0.2
Other currencies				2.0

				$9.2

(1)	Amount loaned stated in thousands of local currency.

Short-term borrowings

The carrying value of short-term bank overdrafts, mainly denominated in Japanese yen at December 31, 2001 (US dollars, New Zealand dollars and Brazilian reals at December 31, 2000) approximated fair value. The weighted average interest rate charged on short-term loans and the overdrafts for 2000 and 2001 was 18.5% and 3.8% respectively.

Long-term borrowings

On October 23, 1998, the Company entered into a revolving credit facility pursuant to a facility agreement among Equant, certain of its subsidiaries and a syndicate of 15 banks named therein. The facility agreement provided a $400 unsecured revolving credit facility. The facility agreement had a final maturity on October 23, 2003. The Company and certain of its subsidiaries were able to borrow funds under the facility agreement. The Company (with certain subsidiaries) guaranteed all amounts borrowed under the facility. The Company had drawn down the full amount under the facility agreement as of December 31, 2000. The interest rate at December 31, 2000 was 37.5 basis points above LIBOR. The facility agreement was fully repaid and terminated as a result of the France Telecom Transactions.

On January 9, 2001, the Company entered into a $300 unsecured revolving credit facility pursuant to a facility agreement among Equant, certain of its subsidiaries and three banks. The revolving credit facility had a final maturity on January 8, 2002 with an option to convert borrowings or amounts outstanding at maturity into term loans for an additional period of 180 days. With the exception of the margin, which was 75 basis points over LIBOR until June 30, 2001 and 90 basis points over LIBOR thereafter until final maturity, all other terms and conditions were substantially the same as those of the $400 revolving credit facility dated October 23, 1998. At June 29, 2001, the Company had drawn down $202.5 of this facility agreement. The facility agreement was fully repaid and terminated as a result of the France Telecom Transactions.

Equant’s subsidiary in France had entered into a $20 multi-currency revolving credit and bank guarantee facility available until December 31, 2001. The interest rate applicable to amounts drawn down under the facility is at a variable margin over the applicable inter bank rate. As at December 31, 2000, $17.2 of the facility — mainly denominated in pounds sterling and Euros — was drawn down. The entire amount was repaid in 2001 and the facility was canceled.

Equant’s subsidiary in Japan has a facility totaling 1 billion Japanese yen ($8.7) of which 0.8 billion Japanese yen ($6.2) was utilized at December 31, 2001.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

16. Debt and Borrowing Arrangements continued

Long-term borrowings continued

Equant’s subsidiary in Singapore has various revolving credit and import finance facilities. Amounts outstanding under these facilities at December 31, 2000 amounted to $2.9, all of which was repayable within 12 months and the unused portion of the facilities amounted to $4.0. Under the main facility, interest is charged at a margin over the Singapore dollar prime lending rate. At December 31, 2001, the facility was unused and fully available.

In addition, the Company has on-demand bank lines of credit and borrowings that are unsecured. The total unutilized element of these facilities available at December 31, 2001 amounted to $23.0.

Capital leases

The Company leases certain items of Property and equipment under long-term capital leases. At December 31, 2000 and 2001, the present value of minimum lease payments was $7.5 and $3.6 respectively. Future minimum lease payments for assets held under capital lease arrangements at December 31, 2001 are as follows:

2002	$1.6
2003	1.6
2004	1.2
2005	0.7

Total minimum lease payments	5.1
Less: amount representing interest	(1.5)

Present value of minimum lease payments	3.6
Less: capital lease obligations included in current portion of long-term debt	(0.6)

Long-term capital lease obligations	$3.0

17. Provisions for Liabilities and Charges

Provisions for liabilities and charges consist of the following:

At December 31	2000	2001

Pension and retirement provisions	$4.0	$6.9
Restructuring and integration	—	22.6
Share plan	15.6	0.1

	$19.6	$29.6

Movements in these provisions are disclosed in Notes 20, 6 and 21 respectively. The Company expects to utilize the majority of the provisions related to Restructuring and integration before December 31, 2002. Provisions related to Pension and retirement provisions are released over the expected service lives of employees, which are greater than 12 months.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

18. Other Non-current Liabilities

Other non-current liabilities consist of the following:

At December 31	2000	2001

Future services to Radianz (see Note 15)	$74.8	$59.7
Long-term deferred revenues	16.2	15.7
Other non-current liabilities	0.6	26.4

	$91.6	$101.8

19. Financial Instruments

Derivative financial instrument risk

The Company uses derivative financial instruments to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange. The Company does not enter into financial instruments for trading or speculative purposes.

The Company has a policy of only entering into contracts with financial institutions that have at least an ‘A’ (or equivalent) credit rating. The Company does not have significant exposure to any one financial institution. Management believes that risk of loss is remote and in any event would be immaterial.

Interest rate risk management

In September 1998, the Company sold its interest rate caps on its $600 facility and in October 1998 entered into a new $400 credit facility. With the termination of the $600 facility, the unamortized cost of the caps was written down to zero. At December 31, 2000, the Company had fully drawn down the $400 credit facility and had no interest rate derivative instruments outstanding. At December 31, 2001, the $400 credit facility had been repaid and cancelled and no interest rate derivative instruments were outstanding.

Exchange risk management

The Company enters into forward exchange contracts maturing within one year to hedge certain costs and revenues that are denominated in foreign currencies. These hedging instruments are classified in a consistent manner with the item being hedged. The portion arising from the retranslation of long-term inter-company funding balances is recorded within ‘Cumulative foreign currency translation adjustment’ and amounted to decreases of $1.5, $6.7 and $9.5 in Shareholders’ equity for the years ended December 31, 1999, 2000 and 2001. Foreign exchange gains and losses actually recorded in the Consolidated Statement of Operations for the years ended December 31, 1999, 2000 and 2001 were net gains of $0.7 and $2.3 and a net loss of $6.4 respectively. The Company had forward exchange contracts outstanding at December 31, 2000 and 2001 in various currencies, principally against US dollars. Unrealized gains and losses, based on dealer-quoted prices, from marking these contracts to market are as follows:

		Unrealized
	Notional
	amounts	Gains	Losses

Forward exchange contracts at December 31, 2000	$26.6	$—	$0.2
Forward exchange contracts at December 31, 2001	$187.8	$1.6	$0.5

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

19. Financial Instruments continued

Fair value of financial instruments

The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturities of these instruments. The fair value of foreign currency contracts (used for hedging purposes) was estimated based on quoted market prices at year-end. The fair value of long-term debt, including current portion, is estimated based on the current rates offered to the Company for debt of the same maturities.

The estimated fair values of the Company’s financial instruments at December 31, 2000 and 2001 are as follows:

At December 31	2000		2001

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Non-derivatives
Long-term lease receivables	$35.7	$35.7	$25.6	$25.6
Radianz commitments	87.3	87.3	72.2	72.2
Long-term debt and borrowings	404.5	404.5	4.0	4.0
Derivatives
Forward exchange contracts	$—	$(0.2)	$—	$1.1

Accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at cost which approximates fair value due to the short-term maturity of these instruments.

Concentration of credit risk

The Company invests its excess cash in deposits with France Telecom under a centralized cash management program and with major banks throughout the world. The Company has a policy of making investments with banks that have at least an ‘A’ (or equivalent) credit rating. These deposits generally mature within three months and, to date, the Company has not incurred any related losses. Cash deposits held with France Telecom are further described in ‘Related party transactions and cost sharing agreement’, Note 23.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of independent customers comprising the Company’s customer base. Accounts receivable due from related parties are further described in Note 23. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management’s expectations.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

20. Employee Benefits

Pension plans

The Company sponsors various retirement and pension plans including defined benefit and defined contribution schemes that cover the majority of world-wide employees.

Defined contribution plans

Defined contribution plans cover the majority of Company employees where defined benefit plans are not in operation. In addition, employees in the United States are eligible to participate in a voluntary 401(k) savings plan. The Company matches a percentage of each employee’s contributions. In certain territories the Company contributes a fixed percentage of each employee’s salary based on local requirements in that country. Total Company contributions charged to income for defined contribution plans were $4.9, $7.4 and $9.8 for the years ended December 31, 1999, 2000 and 2001 respectively.

Defined benefit plans

Plan benefits are primarily based on the employee’s compensation during the last three to five years before retirement and the number of years of service. The two largest defined benefit arrangements at December 31, 1999 and 2000 were in Japan and the United Kingdom. Global One was acquired on June 29, 2001 and had significant defined benefit plans in the United States, the United Kingdom and France. The cost to the Company of the defined benefit plans for the years ended December 31, 1999, 2000 and 2001 can be analyzed as follows:

Years ended December 31	1999	2000	2001

Service cost for benefits earned during year	$2.9	$4.3	$8.1
Interest cost on projected benefits	1.0	1.3	4.1
Expected return on plan assets	(1.4)	(2.0)	(3.7)
Net amortization and deferral	(0.1)	—	—

Net periodic pension costs	$2.4	$3.6	$8.5

The following assumptions were utilized in determining the funded status of the Company’s defined benefit pension plans:

Years ended December 31	1999	2000	2001
	%	%	%

Weighted average discount rate	5.60	5.88	5.70
Weighted average rate of compensation increase	3.87	4.69	3.30
Expected long-term rate of return	8.53	7.78	8.20

The changes in the actuarial assumptions reflect movements in interest rates, salary increases, and expected rates of return in the respective local countries where the benefit plans reside. These assumptions are used in the actuarial calculation of the benefit obligation and fair value of plan assets for the following year.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

20. Employee Benefits continued

Pension plans continued

Defined benefit plans continued

The status of the Company’s post-retirement benefit plans, both funded and unfunded, at December 31, 2000 and 2001 is reported in the tables below.

Years ended December 31	2000	2001

Benefit obligation at beginning of year	$23.4	$34.9
Service cost	4.3	8.1
Interest cost	1.3	4.1
Employees’ contributions	1.5	2.4
Acquisition	6.3	43.1
Actuarial gain/(loss)	1.9	(6.0)
Benefits paid	(0.8)	(3.0)
Currency translation adjustment	(2.0)	(1.9)
Other	(1.0)	2.7

Actuarial present value of benefit obligation at end of year	$34.9	$84.4

Years ended December 31	2000	2001

Fair value of plan assets at beginning of year	$19.8	$28.7
Actual return on plan assets	1.7	(6.1)
Employers’ contributions	4.0	5.4
Employees’ contributions	1.5	2.4
Acquisition	5.1	29.6
Benefits paid	(0.8)	(3.0)
Currency translation adjustment	(2.5)	(1.0)
Administrative expenses	(0.1)	2.5

Fair value of plan assets at end of year	$28.7	$58.5

The increase in the benefit obligation over the related fair value of plan assets during the year ended December 31, 2000, reflected in the net periodic pension cost, is mostly attributable to the United Kingdom’s post-retirement benefit plan. This results from the increase in the number of participants and the impact of the transfer of the LNO group for the United Kingdom from September 1, 2000 (see Note 5, ‘Acquisition and disposal of businesses and investments’).

The increase in the benefit obligation during the year ended December 31, 2001 is mainly attributable to the acquisition of Global One on June 29, 2001.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

20. Employee Benefits continued

Pension plans continued

Defined benefit plans continued

The funded status of the defined benefit plans and amounts recognized in the Consolidated Balance Sheets consist of the following:

At December 31	2000	2001

Funded status	$(6.4)	$(25.9)
Unrecognized transition asset	(0.4)	—
Unamortized prior service cost	—	2.2
Unrecognized net actuarial loss	6.8	14.0

Net prepaid pension asset/(accrued liability)	$—	$(9.7)

Other programs

As required in most European countries by labor legislation, an accrual for end of service indemnities has been provided for a portion of employees’ annual salaries, indexed for inflation. At December 31, 2000 and 2001, the indemnity accruals were $4.4 and $3.0 respectively. The total charge to income during the years ended December 31, 1999, 2000 and 2001 were $0.9, $2.0 and $0.7 respectively. The expected cost of such agreements is accrued over the period of the expected employee service based on actuarial assumptions.

Compensation of the members of the Supervisory Board and Management Board

The aggregate amount of compensation paid to members of the Supervisory Board of the Company, as a result of their position on that Board and excluding reimbursement of expenses incidental to their attendance at such Board meetings, amounted to $0.2, $0.6 and $0.5 in the years ended December 31, 1999, 2000 and 2001, respectively.

Members of the Management Board of the Company receive no incremental compensation as a result of their position on that Board, other than reimbursement of expenses incidental to their attendance at such Board meetings. A portion of their remuneration is payable and subject to taxation in The Netherlands.

Other post-retirement benefit plans

As a result of the acquisition of Global One, the Company has assumed a number of unfunded post-retirement benefit plans. At December 31, 2001 these covered 840 employees in the United States and the accrued benefit liability was $1.4. The unrecognized net loss at this date was $0.4. The charge in the Consolidated Statement of Operations for the year ended December 31, 2001 in respect of these plans was $0.1.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

21. Stock Based Compensation

Employee share award plan

Background

Under the terms of an agreement between SITA and the Company, 850,000 certificates in the SITA Foundation (which was, until the France Telecom Transactions, the largest holder of ordinary shares in the Company), were transferred to an Employee Trust for the benefit of eligible employees of SITA, the SITA Equant network Joint Venture, the Company and their respective subsidiary companies (the ‘Participating Employers’). Each certificate represents the right to obtain 20 ordinary shares. The independent trustees of the Employee Trust are empowered to use these certificates under the Deferred Share Award Plan (the ‘Award Plan’) for the granting of Ordinary and Discretionary Awards.

All permanent employees who work on a full-time or part-time basis are eligible to participate, subject to being employed by one of the Participating Employers on the eligibility date.

The award of certificates to eligible employees is free of charge. The number of certificates included in Ordinary Awards to each eligible employee is calculated as a proportion of his/her annual salary to the total annual salary cost of all Participating Employers at each award date. The selection of participants and the number of certificates or shares for the grant of Discretionary Awards is discretionary. In the case of Discretionary Awards, the Employee Trust retains the right to the first US$77.78 per certificate (where the certificate represents the right to obtain 20 ordinary shares) or share of the ultimate sale proceeds of each certificate or share.

In general, the vesting of both Ordinary Awards and Discretionary Awards requires certificates either to convert into shares, or become transferable, both of which were firstly contingent upon the Company attaining an IPO, and then upon exercise of the discretion of the Board of the SITA Foundation. Full vesting also requires that at least three years have passed from the relevant Eligibility Date (unless this vesting period is reduced by the trustees of the Employee Trust) during which time those granted awards must remain with the Participating Employers. The life of the awards is 10 years.

On June 29, 2001, all awards with eligibility dates of November 30, 1997 and November 30, 1998 (Awards 3 and 4 Ordinary and Discretionary Awards) were subject to vesting as a result of the completion of the France Telecom Transactions. As a result of these transactions the SITA Foundation sold the Equant shares that related to the unvested awards from the Employee Trust prior to June 29, 2001 (8.5 million Equant shares) to France Telecom in exchange for France Telecom shares. Every 2.2 Equant shares were exchanged for 1 France Telecom share. In the case of Discretionary France Telecom shares, the Employee Trust retains the right to the first US$8.556 (or Euro equivalent) per share of the ultimate sale proceeds of each share.

On November 15, 2001, as a result of the closing of the France Telecom Transactions, Equant and SITA terminated the Employee Trust and established their own company specific employee trusts to govern the disposition of all Awards granted after November 30, 1998. Coincident with the formation of the Equant Employee Trust, the Company resolved to vest all Awards granted between December 1, 1998 and December 31, 2000.

On December 21, 2001, as a result of a Management Board resolution an Award of 40,000 Equant Discretionary shares, granted on January 17, 2001, was subject to early vesting.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

21. Stock Based Compensation continued

Employee share award plan continued

Vesting details

In February 1999, all Award 1 Ordinary and Discretionary Awards, granted in 1996, vested. This resulted in a payment of $10.8 of social charges by the Company during 1999. A further payment of $0.7 was made in 2000. Award 2 Ordinary and Discretionary Awards, granted in 1997, vested in January 2000. This resulted in a payment of $15.7 of social charges by the Company during 2000.

In July 2001, all Award 3 and 4 Ordinary and Discretionary Awards, granted during 1997 and 1998, vested. This resulted in a payment of $6.3 of social charges by the Company during 2001.

In November 2001, all other Awards granted between December 1, 1998 and December 31, 2000 vested. Further, all Awards granted between December 1, 1998 and December 31, 2000 in respect of LNO groups that SITA transferred to the Company in November and December 2001 vested. In addition, in December 2001 an Award of 40,000 Equant Discretionary shares was subject to early vesting. This resulted in a payment of $0.1 of social charges by the Company during 2001.

Shares granted since November 30, 1998

In 1999, a further 1,300 Discretionary Awards were awarded to existing and at hire employees. The grant date and fair value per share of these awards ranged from September 13, 1999 at a fair value of US$82.00 to December 7, 1999 at a fair value of US$97.81. These shares vested in November 2001.

In 2000, a further 9,625 Discretionary Awards were awarded to existing and at hire employees. The grant date and fair value per share of these awards ranged from February 22, 2000 at a fair value of US$116.75 to December 7, 2000 at a fair value of US$29.88. These shares vested in November 2001.

In 2001, a further 58,910 Equant Discretionary shares were awarded to existing and at hire employees. The grant date and fair value per share of these awards ranged from January 17, 2001 at a fair value of US$30.50 to September 12, 2001 at a fair value of US$11.20. Of these 58,910 shares granted a total of 40,410 vested during the year leaving a balance of 18,500 shares unvested. These have now been converted to the equivalent number of unvested France Telecom shares of approximately 8,409 unvested France Telecom shares.

Unvested awards as at December 31, 2001

In addition to the 8,409 France Telecom shares granted above a further 28,034 France Telecom shares in respect of LNO groups that SITA has transferred to the Company remain unvested. Therefore, as at December 31, 2001, a total of 36,443 France Telecom shares granted to eligible employees of Equant remain unvested.

Amounts expensed

The Company will pay social security contributions and other charges related to the Share Awards in the years in which the awards vest. These contributions and charges will depend on various factors, including the employees’ tax jurisdiction, local laws in these countries and the share price at the time of vesting. The social charges credit of $7.1 in the Consolidated Statement of Operations in 2001 includes the release of a surplus provision for social charges of $8.3 as a result of the actual share price of each Share Award on the date of vesting being lower than the estimated fair value at December 31, 2000.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

21. Stock Based Compensation continued

Share option plan

The Company adopted a Share Option Plan (the ‘Option Plan’) in June 1998. The Option Plan provided that the Company may grant options and restricted shares covering up to 5% of its shares outstanding after the IPO. As of December 31, 2001 the Company has granted options and awards under the Option Plan covering 5,138,570 shares at exercise prices ranging from US$11.08 to US$117.81 and vesting periods from July 21, 2000 to July 19, 2006. The first of these grants was made effective on July 21, 1998 to all eligible employees at an exercise price of US$27.00 (the IPO price). Since then, the Company has granted further options to its employees, including members of its Management and Supervisory Boards. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of the Company’s shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of LNO groups that SITA transfers to the Company or of any business the Company acquires, the exercise price for options granted is generally set during a certain period. In certain circumstances the exercise price may be specified within the terms of the hiring agreement for a newly hired employee.

In some countries, the Company has adopted a phantom plan rather than an actual share option plan. The phantom plan is designed to approximate for certain Company employees the incentives of owning share options without involving the actual transfer of options or shares.

During the course of 2001, the Company approved awards of restricted shares of 25,348 shares in total. On August 27, 2001, the Company approved awards of restricted shares to a recently hired employee of 25,000 shares. In addition further retrospective awards of 348 restricted shares were made to existing employees, previously not included in the June 30, 2000 grant of 295,451 shares. These awards are included in the total granted options and awards covering 5,138,570 shares as described above.

On May 25, 2001, the Company offered to purchase outstanding options (the ‘Option Buyback’) that were granted under the Option Plan on or before November 19, 2000 with an exercise price greater than or equal to US$88.00 per share in exchange for a one time cash payment of US$2.00 per option. This was subject to the completion of the France Telecom Transactions, which occurred on June 29, 2001. As a result of the Option Buyback the Company paid $1.9 to employees in respect of 947,153 options and 10,731 phantom options.

On June 29, 2001, all options and restricted shares that were granted under the Option Plan on or before November 19, 2000 were subject to accelerated vesting as a result of the completion of the France Telecom Transactions. This resulted in a payment of $0.5 of social charges by the Company during 2001.

The Company will pay social security contributions and other charges related to the options and restricted shares in the years in which the options are exercised and the restricted shares vest. These contributions and charges will depend on various factors, including the employees’ tax jurisdiction, local laws in these countries and the share price at the time of vesting. The social charges were adjusted to reflect the actual share price of restricted shares on the date of vesting, resulting in a credit of $0.4 in 2001.

	Balance at				Balance at
	December 31,	Additions/	Reserves		December 31,
	2000	(releases)	utilized	Other	2001

Social charges	$15.6	$(9.0)	$(6.5)	$—	$0.1
Option buyback	—	1.9	(1.9)	—	—

	$15.6	$(7.1)	$(8.4)	$—	$0.1

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

21. Stock Based Compensation continued

Share option plan continued

The table below provides details of unexercised options granted and weighted average exercise price as of December 31, 1999, 2000 and 2001.

		Number	Weighted average
		of shares	exercise price

Unexercised options granted - December 31, 1999		2,622,766	US$	59.70
Options granted	- At exercise price range of US$nil to US$50.00	2,155,532		35.63
	- At exercise price range of US$50.01 to US$100.00	30,500		70.34
	- At exercise price range of US$100.01 to US$150.00	40,778		106.81

	- Total options granted in year	2,226,810		37.40
Options exercised		(81,509)		16.72
Options forfeited	- At exercise price range of US$nil to US$50.00	(61,735)		30.29
	- At exercise price range of US$50.01 to US$100.00	(107,623)		89.95
	- At exercise price range of US$100.01 to US$150.00	(15)		102.13

	- Total options forfeited in year	(169,373)		68.21

Unexercised options granted - December 31, 2000		4,598,694	US$	49.35

Options granted	- At exercise price range of US$nil to US$50.00	233,809		15.58
Options exercised		(528,246)		0.06
Options forfeited	- At exercise price range of US$nil to US$50.00	(160,746)		26.11
	- At exercise price range of US$50.01 to US$100.00	(981,753)		90.09
	- At exercise price range of US$100.01 to US$150.00	(32,961)		106.51

	- Total options forfeited in year	(1,175,460)		81.80

Unexercised options granted - December 31, 2001		3,128,797	US$	42.96

The exercise dates of the number of options outstanding at December 31, 2001 are as follows:

At December 31, 2001	2,892,546
2002	72,394
2003	72,439
2004	73,058
2005	—
2006	18,360

3,128,797

Of the options exercised in 2001, 527,020 related to the early vesting of restricted shares. Of the options forfeited in 2001, 947,153 related to the Option Buyback.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

22. Commitments and Contingent Liabilities

Lease commitments

Rentals for office space, equipment and motor vehicles, including non-cancelable leases, amounted to approximately $27.4, $41.9 and $101.9 in the years ended December 31, 1999, 2000 and 2001 respectively. At December 31, 2001, the approximate future minimum lease payments under non-cancelable operating leases that have remaining lease terms in excess of one year are as follows:

2002	$53.7
2003	40.7
2004	32.5
2005	28.6
2006 and thereafter	121.7

$277.2

The amounts stated above include obligations on leases where the Company is currently negotiating with lessors to terminate leases and for which provisions have been recognized as part of the ‘Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture’.

Radianz commitments

Pursuant to the joint venture agreements with Reuters, the Company is expected to provide $125 of services to Radianz over a period of up to 10 years, of which approximately $6.3 and $12.5 was provided during the years ended December 31, 2000 and 2001 respectively. At December 31, 2000 and 2001, the Company has recorded the net present value of the outstanding liability totaling $83.8 and $71.3 respectively, of which $74.8 and $59.7 respectively is the long-term element reported within ‘Other non-current liabilities’.

Contingent liabilities

The Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management does not believe that there are currently any asserted or unasserted claims that will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company and its subsidiaries have other contingent liabilities, including guarantees provided to non-consolidated entities, totaling $4.3 at December 31, 2001.

Contingent liabilities from consortia agreements

The Company and its subsidiaries are party to a number of agreements under which they may be required to contribute to future commitments of various consortia created to own and maintain network assets. Should other members of individual consortia elect not to meet their own commitments, and thereby sacrifice benefits of consortia membership, the remaining consortia members (including the Company) may be required to increase their contributions and percentage membership. It is not possible to quantify this commitment.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

23. Related Party Transactions and Cost Sharing Agreement

SITA Equant network Joint Venture

Until June 29, 2001, the Company held a 50% share in the equity of the SITA Equant network Joint Venture (the ‘Joint Venture’), a co-operative registered in Belgium, in which SITA, also registered in Belgium, held the remaining 50% interest. Under a separate agreement, the Company and SITA shared the costs of the jointly owned and operated telecommunications network according to an agreed formula linked to network usage. The cost sharing arrangement had been applied from January 1, 1996. Under the agreement, the Company funded future expansion of this common network on the basis of an annual jointly agreed budget. SITA also provided various services to the Company, which included the provision of technical services, equipment purchases, secondment of staff and provision of office space.

The Company recorded its allocated share of the Joint Venture network costs in the Consolidated Statement of Operations. The Joint Venture network costs included network circuits and the related costs, and also equipment and maintenance costs, personnel costs and costs of central services (including the SITA Equant network Joint Venture management, product development, bookkeeping and accounting functions). The Joint Venture network costs were incurred by Equant, SITA and the Joint Venture and until June 29, 2001 each parent party was allocated its share according to the cost sharing formula set out in the Joint Venture agreement, or by negotiated agreement. Non-Joint Venture costs included access circuits, the costs of customer premises, equipment, selling costs and general and administrative costs. The Joint Venture network costs did not include share plan costs. For the years ended December 31, 1999, 2000 and the period ended June 29, 2001, the Company’s total network cost was $328, $498 and $187 respectively, of which $181, $272 and $168 respectively was the Company’s share of the Joint Venture network costs.

As a result of the France Telecom Transactions, Equant and SITA terminated the existing SITA Equant network Joint Venture and replaced it with a series of new agreements (see Note 1). The resultant relationship is one where Equant assumed operational control and management of the network and now provides telecommunications services to SITA to support the air transport community.

Trade payables due to the SITA Equant network Joint Venture at December 31, 2000 were $1.8.

SITA

Under the revised agreements with SITA that came into effect on June 29, 2001 the Company is responsible for operating and managing the network. However, in certain countries SITA continues to operate the network locally. The Company is charged all the costs of operating in such countries by SITA. SITA will continue to operate locally in certain countries until the Company can assume full ownership of all of the local network assets. The Company will assume ownership as soon as it becomes possible in each of the affected countries. The Company invoices SITA for use of the Company’s global network.

In the normal course of business, the Company engages in transactions with SITA. The Company received revenues from SITA for providing goods and services to its customers of $254.3, $442.1 and $654.0 for the years ended December 31, 1999, 2000 and 2001 respectively. The Company was also charged $225.4, $279.3 and $512.8, respectively, related to goods and services provided by SITA in the years ended December 31, 1999, 2000 and 2001.

Trade receivables from SITA at December 31, 2000 and 2001 were $65.5 and $297.4 respectively, and at December 31, 2000 and 2001, amounts of $1.2 and $nil respectively were included in ‘Long-term lease receivables’. In addition, at December 31, 2000 $10.8 had been prepaid by the Company to SITA in respect of circuit costs for 2001. Trade payables to SITA at December 31, 2000 and 2001 were $44.2 and $235.9 respectively.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

23. Related Party Transactions and Cost Sharing Agreement continued

Radianz and Reuters

As described in Note 15, on February 3, 2000, the Company set up a joint venture with Reuters called Radianz. Equant contributed approximately $225 in cash at the incorporation of the joint venture, in June 2000. In addition, Equant has agreed to provide approximately $125 in services to Radianz over a period of up to ten years, of which approximately $6.3 and $12.5 were provided during the years 2000 and 2001 respectively. See also Note 22, ‘Commitments and contingent liabilities’.

In the normal course of business, the Company earned revenues from Radianz for providing core-bandwidth and other services totaling approximately $39.7 and $85.2 during the years ended December 31, 2000 and 2001 respectively.

Trade receivables from Radianz at December 31, 2000 and 2001 were approximately $34.5 and $67.0 respectively. In addition, at December 31, 2000 and 2001 amounts of $9.1 and $nil respectively are included in ‘Accounts receivable’ relating to certain costs incurred by Equant on behalf of Radianz.

In the normal course of business, the Company earned revenues from Reuters for providing core-bandwidth and other services totaling approximately $4.5 during the year ended December 31, 2001. The Company was also charged $45.6 by Reuters in the year ended December 31, 2001 related to the costs of network access and transmission capacity which has yet to be migrated over to the Company’s network. These costs are included in the $85.2 charged to Radianz during the year. Trade receivables from Reuters at December 31, 2001 were approximately $1.2. Trade payables and accrued liabilities to Reuters at December 31, 2001 totaled $44.6.

France Telecom

During the year the Company acquired Global One from France Telecom and received reimbursement for Restructuring and integration expenses (see Notes 1, 5 and 6). The Company also entered into trading transactions with France Telecom during the year ended December 31, 2001 which are set out below:

	Income		Expense

	Amount	Classification	Amount	Classification

Commercial relationships with respect to end user customers
Equant sales to France Telecom	$134.7	Revenue		Not applicable
France Telecom sales to Equant		Not applicable	$194.8	Cost of services
Commercial relationships with respect to the network	$48.5	Other income	$48.5	Cost of services
Switched voice services	$97.9	Other income	$97.9	Cost of services
Pre-paid and post-paid calling cards and voice carrier services	$51.3	Shown net	$51.3	Shown net

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

23. Related Party Transactions and Cost Sharing Agreement continued

France Telecom continued

Commercial relationships between the Company and France Telecom with respect to end user customers

On June 29, 2001, the Company and France Telecom, through its France-based subsidiary, Transpac S.A. (‘Transpac’), entered into numerous agreements, three of which (Umbrella, Affiliation and Reseller) together govern the commercial relationship between the Company and France Telecom in France. These agreements establish the terms and conditions that govern the joint business planning and monitoring process between the Company and Transpac as well as the sale and support of each other’s products and services (except voice carrier and calling card services) in their respective markets. Transpac has agreed to minimum revenue guarantees to the Company, rising to $185 for 2002 and 2003. Revenues from these sales will be included in revenues as accrued. For 2004 and subsequent years the minimum revenue guarantees will be negotiated between the parties. Various ancillary agreements establish the terms and conditions for support services including trademark licensing and product development. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of the Company’s outstanding shares.

Commercial relationships between France Telecom and the Company with respect to the network

France Telecom supplies transmission capacity and IP services to the Company in certain geographic regions where France Telecom has competitive prices and services. The Company provides transmission capacity and IP services to France Telecom in countries where France Telecom does not have a presence. Pricing for these services is based on market price. In addition, the Company may also supply ancillary support services on a cost plus basis. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of the Company’s outstanding shares. Revenues for these services are included within ‘Other operating income’.

Switched voice services

The Company and France Telecom have agreed to transfer the operation, management and financial responsibility for the Company’s switched voice business and switched voice platform (most of which was acquired in the merger with Global One) to France Telecom. The Company and France Telecom have planning and financial arrangements in place to ensure that the switched voice business does not materially affect the Company’s profitability. The Company expects to migrate gradually its voice business to a voice over IP platform by the end of 2005. Revenues earned by the Company from France Telecom in relation to these arrangements for voice services are shown within ‘Other operating income’.

Calling cards and voice carrier services

The Company acts as France Telecom’s agent on a limited risk basis for its pre-paid and post-paid calling cards in various countries. The Company is also the distributor for France Telecom’s voice carrier business outside France. In light of this limited risk to the Company of providing these services, the Company earns a fee of 0.5%. The amounts invoiced are passed through to France Telecom less the Company’s fees. In view of the limited risk the revenues from this activity of $51.3 for the period from July 1, 2001 are netted against costs and the fee is also netted against costs. Both of these commercial relationships derive from distribution agreements originally executed by France Telecom and Global One. Agreements in most of the countries should terminate by the end of 2002.

Trade receivables from France Telecom at December 31, 2001 are $324.0. Trade payables to France Telecom at December 31, 2001 are $215.5.

At December 31, 2001, the Company had deposited $237.5 of surplus funds with France Telecom under a centralized cash management program. These funds bear interest at market rates and are repayable on demand by the Company. Interest earned on amounts on deposit with France Telecom totaled $5.6 in the year ended December 31, 2001.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

23. Related Party Transactions and Cost Sharing Agreement continued

Other related party transactions

Included in ‘Other current assets and prepaid costs’ at December 31, 2000 were $0.1 in respect of public offering costs recorded by the Company to be borne by the shareholders.

Included in ‘Accounts receivable’ at December 31, 2000 and 2001 was a receivable from a former Management Board member of $0.8 and $0.4 respectively. The amount receivable at December 31, 2001 will be recovered through withholding proceeds from the exercise of stock based remuneration, which the Company controls.

In 2000, the Company generated revenue from iPass, Tripeze and STSN of $3.2, $0.3 and $0.3 respectively. Accounts receivable from these companies at December 31, 2000 were $0.3, $nil and $0.3, respectively.

In 2001, the Company generated revenue from iPass, Tripeze and STSN of $3.3, $nil and $1.0 respectively. Accounts receivable from these companies at December 31, 2001 were $0.3, $nil and $0.9, respectively.

24. Segmental Information

During the fourth quarter of 2000, the Company initiated a plan to integrate its two larger divisions — Equant Network Services and Equant Integration Services — into a single organization. This integration became effective on January 1, 2001.

On June 29, 2001, concurrent with the France Telecom Transactions, Equant assumed management of the entire network previously under joint management between Equant and SITA (see Notes 1 and 23). This resulted in the elimination of the cost sharing agreement and the signing of new commercial arrangements with SITA for their use of the Company’s network.

On October 1, 2001, the Company disposed of its Equant Application Services division.

The effect of these three events when combined with the Company’s reorganization of its management according to function and specialization, rather than geographic or divisional reporting lines, resulted in the Company having a single reportable segment for the period subsequent to June 29, 2001, although revenues continue to be measured by lines of business.

Revenues by lines of business

Years ended December 31	1999	2000	2001

Network services	$550.8	$717.0	$1,258.5
Integration services	314.1	434.7	447.1
Other services	2.8	10.3	142.3
SITA network contract	163.6	311.4	542.8

	$1,031.3	$1,473.4	$2,390.7

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

24. Segmental Information continued

Geographic information

The following table presents revenue by country based on country of invoice origin, and long-lived assets by country, based on the location of the assets:

		The	United	United	Other
	Ireland	Netherlands	States	Kingdom	countries	Total

December 31, 2001
Revenues from external customers	$573.0	$52.7	$636.5	$609.8	$518.7	$2,390.7
Long-lived assets(1)	12.3	152.5	331.1	180.5	699.5	1,375.9
December 31, 2000
Revenues from external customers	68.5	88.1	528.7	455.7	332.4	1,473.4
Long-lived assets(1)	3.8	155.2	106.7	109.0	276.0	650.7
December 31, 1999
Revenues from external customers	18.9	58.8	323.4	364.3	265.9	1,031.3
Long-lived assets(1)	$2.5	$20.8	$79.1	$81.9	$299.8	$484.1

(1)	Long-lived assets are defined as Property and equipment, IRUs and Software applications.

Reliance on major customers

The following table presents sales of services and products to major customers:

		France
	SITA(1)	Telecom(2)	Other	Total

December 31, 2001	$654.0	$134.7	$1,602.0	$2,390.7
As a percentage of total revenues	27.4%	5.6%	67.0%
December 31, 2000	$442.1	$—	$1,031.3	$1,473.4
As a percentage of total revenues	30.0%	0.0%	70.0%
December 31, 1999	$254.3	$—	$777.0	$1,031.3
As a percentage of total revenues	24.7%	0.0%	75.3%

(1)	In 1999, excluding revenue from the Air Transport Community billed through SITA.

(2)	Revenues from France Telecom are for the period from June 29 to December 31, 2001.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

25. Minority Interests

Changes in minority interests are as follows:

Years ended December 31	2000	2001

Balance at beginning of the year	$0.6	$0.4
Loss for the year	(0.3)	(0.6)
Other changes	0.1	0.6

Balance at end of the year	$0.4	$0.4

Other changes include the acquisition of Global One subsidiaries that were not wholly owned.

26. Shareholders’ Equity

Authorized share capital

The composition of authorized and issued share capital as at December 31, 2001 is as follows:

	Nominal value			Issued and fully paid
	per share	Number of shares		share capital

	EURO	Authorized	Issued	EURO '000	US$'000

Ordinary shares	0.01	989,000,000	282,704,149	2,827	3,257
Convertible preference shares	0.01	11,000,000	10,000,000	100	85

During the year, the composition of the share capital was changed as follows: the denomination of the share capital was changed to Euros resulting in ordinary shares with a nominal value of NLG 0.02 being converted to shares with a nominal value of Euro 0.01; the Company increased the authorized share capital by 469 million ordinary shares and 11 million preference shares; and, the Company issued 80,617,348 ordinary shares and 10 million convertible preference shares to Atlas as a part of the France Telecom Transactions. On June 29, 2006, the fifth anniversary of their issue, the preference shares will automatically convert into ordinary shares.

Under the Articles of Association of the Company, if preference shares are outstanding on the date of termination of the Company, all that will remain after paying all debts of the terminated company will be divided equally amongst all shareholders, based on the number of shares held at that time, regardless of the type of shares.

Statutory reserves

In certain countries in which the Company operates, the local regulations require a proportion of the net earnings to be classified as statutory reserves. Where this is applicable, accumulated reserves have been set aside at the stipulated rate. These reserves are for the most part not available for distribution, except on closure of operations. Statutory reserves are reviewed annually in conjunction with the preparation of the Annual Reports of relevant subsidiaries.

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

27. Subsequent Events

As discussed in Note 2, subsequent to December 31, 2001, France Telecom has offered to make available to the Company a revolving credit facility agreement and a treasury management agreement totaling $300.

During January 2002, the Company received the second installment of proceeds from the disposal of EAS, amounting to $3.8.

28. Publicly Available Financial Information

The Company files financial information with the Securities and Exchange Commission in the United States on form 20-F. A copy of this document can be obtained from the Company’s website, ‘www.equant.com’, or from the Company’s Investor Relations department at Betjeman Place, 215-217 Bath Road, Slough, SL1 4AA, United Kingdom.

This filing will include a reconciliation to accounting principles generally accepted in the United States.

29. List of Subsidiaries and Affiliates

The main changes in the scope of consolidation in 2001 are stated in Note 5. The subsidiaries and affiliates of the Company at December 31, 2001 are stated below:

Fully consolidated subsidiaries

Country	Name of company	Control (%)	Interest (%)

Argentina	Equant Argentina S.A.	100	100
Argentina	Global One Communications S.A.	100	99.9
Austria	Equant Austria Telekommunikations Dienste GmbH	100	100
Belgium	SITA Equant S.C.	100	50
Belgium	Global One Communications S.A.	100	100
Bermuda	Equant (Bermuda) Ltd.	100	100
Bermuda	Equant (Bermuda) II Ltd.	100	100
Brazil	Equant Integration Services, Ltda.	100	99
Brazil	Global One Comunicacoes, Ltda.	100	100
British West Indies	Equant Proton Holdings Ltd.	100	100
Bulgaria	Equant Bulgaria Inc.	100	100
Bulgaria	Equant Bulgaria Ltd.	100	100
Canada	Equant Canada, Inc	100	100
Canada	Global One Communications Inc. (Canada)	100	100
Chile	Equant Chile S.A.	100	100
Chile	Global One Communications S.A.	100	99.99
China	Global One Telecommunications (Beijing) Co., Ltd.	100	100
Colombia	Equant de Colombia	100	94
Colombia	Global One Communications S.A.	100	100

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

29. List of Subsidiaries and Affiliates continued

Fully consolidated subsidiaries continued

Country	Name of company	Control (%)	Interest (%)

Cyprus	Global One Communications Ltd.	100	100
Czech Republic	Equant Czech Republic s.r.o.	100	100
Denmark	Global One Communications A/S	100	100
Egypt	Global Communications Egypt	100	57.5
El Salvador	Global One Communications, S.A. de C.V.	100	100
Finland	Global One Communications OY	100	100
France	Equant S.A.S.	100	100
France	Equant Telecommunications S.A.	100	100
France	Equant Holdings France S.A.S.	100	100
France	Global One Communications S.A.	100	94
Germany	Equant Germany GmbH	100	100
Ghana	Equant Ghana Ltd.	100	100
Gibraltar	Equant Gibraltar Ltd.	100	100
Greece	GOC Hellas, S.A.	100	100
Guam	Equant Guam LLC	100	100
Guatemala	Global One Communications, S.A. de C.V.	100	100
Honduras	Equant Honduras	100	100
Hong Kong	Equant Integration Services Limited	100	100
Hong Kong	Global One Communications Services	100	100
Hong Kong	Global One Communications, Ltd.	100	100
Hungary	Equant Hungary Telecommunications Services Ltd.	100	100
Iceland	Equant Iceland Ehf	100	100
India	Equant India Pte. Ltd.	100	100
India	Global One Private (India) Ltd.	100	99.99
Ireland	Equant Network Services International Ltd.	100	100
Ireland	Equant Network Systems Ltd.	100	100
Ireland	Global One Communications Limited	100	100
Israel	Global One (Telecommunications World Group) Ltd.	100	100
Italy	Global One Communications SpA.	100	100
Japan	Equant Co. Ltd.	100	100

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

29. List of Subsidiaries and Affiliates continued

Fully consolidated subsidiaries continued

Country	Name of company	Control (%)	Interest (%)

Japan	Global One Communications Network Inc. (Japan)	100	100
Korea	Equant Network Services (Korea) Ltd.	100	100
Korea	Equant Integration Services Co. Ltd.	100	100
Latvia	Equant Latvia Ltd.	100	100
Luxembourg	Equant S.A.	100	100
Malaysia	Equant Network Services (Malaysia) Sdn. Bhd.	100	100
Malaysia	Equant Integration Services Sdn. Bhd.	100	99.99
Malaysia	EGN (Malaysia) Sdn. Bhd.	100	30
Mauritius	Equant Mauritius Holdings Ltd.	100	100
Mexico	Equant S.A. de C.V.	100	99.9
Mexico	Equant de Mexico	100	98
Mexico	Global One Communications Trading S.A. de C.V.	100	99.99
Morocco	Equant Morocco Inc.	100	100
The Netherlands	Equant Finance B.V.	100	100
The Netherlands	EGN B.V.	100	100
The Netherlands	Equant European Networks B.V.	100	100
The Netherlands	Equant Netherlands B.V.	100	100
The Netherlands	NOVUS International B.V.	100	100
The Netherlands	Global One Communications B.V.	100	100
The Netherlands	Global One Communications Holding B.V.	100	100
The Netherlands	Global One Communications World Holding B.V.	100	100
Norway	Global One Communications A.S.	100	100
Panama	Equant Panama Inc.	100	100
Peru	Global One Communications, S.A.	100	100
Poland	Equant Poland Sp.z.o.o.	100	100
Poland	Equant Communications Poland Sp.z.o.o.	100	100
Portugal	Global One Communicaçoes S.A.	100	99
Puerto Rico	Equant Puerto Rico	100	100
Romania	Equant Romania S.A.	100	99.5
Russia	Equant LLC	51	51
Russia	Equant O.O.O.	100	100

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

29. List of Subsidiaries and Affiliates continued

Fully consolidated subsidiaries continued

Country	Name of company	Control (%)	Interest (%)

Russia	Global One JSC	100	100
Russia	Global One Networks JSC	79.8	79.8
Russia	Global One Marketing	100	100
Saudi Arabia	Equant Co. Ltd. Saudi Arabia	100	100
Singapore	Equant Network Services Pte. Ltd.	100	100
Singapore	Equant Pte. Ltd.	100	100
Singapore	Equant Integration Services Pte. Ltd.	100	100
Singapore	Global One Communications Pte. Ltd.	100	100
Singapore	Global One Communications Service Pte. Ltd.	100	100
Slovak Republic	Equant Slovakia s.r.o.	100	100
South Africa	Global One Communications S.A. (Dormant)	100	100
Spain	Equant Spain S.A.U.	100	100
Sweden	Global One Services A.B.	100	100
Sweden	F.T. Nordphone A.B.	100	100
Sweden	Global One Communications A.B.	100	100
Switzerland	Equant Integration Services S.A.	100	99.7
Switzerland	Equant (Switzerland) S.A.	100	100
Switzerland	Equant Communications Service S.A.	100	100
Switzerland	Lablaq S.A.	100	100
Tanzania	Equant Tanzania Ltd.	100	100
Thailand	Equant Integration Services Co. Ltd.	100	30
Thailand	Equant (Thailand) Ltd.	100	99.9
Thailand	Global One Communications Ltd. (Thailand)	100	100
Turkey	Equant Istanbul Telekom AS	100	100
Turkey	Artemis Iletsim Hizmeleri Anonim Sirketi	100	100
Turkey	Global One Telekomünikasyon Ltd. Sirkati	100	99.9
Ukraine	Equant Ukraine Ltd.	100	100
UK	Equant Holdings UK Ltd.	100	100
UK	Equant Security Services Ltd.	100	100
UK	Equant Network Services Ltd.	100	100
UK	Equant Network Services (Europe) Ltd.	100	100

Equant N.V.

Notes to the Consolidated Financial Statements continued
(US dollars in millions, unless otherwise stated)

29. List of Subsidiaries and Affiliates continued

Fully consolidated subsidiaries continued

Country	Name of company	Control (%)	Interest (%)

UK	Equant Integration Services, Ltd.	100	100
UK	Equant UK Ltd.	100	100
UK	Warpcrest Ltd.	100	100
UK	Global One Communications Holding Ltd.	100	100
UK	Global One Communications Operations	100	100
UK	Global One Communications Ltd.	100	100
UK	Global One Communications Services	100	100
UK	Global One (UK) Limited	100	100
UK	UK SPC	100	100
UK	Roe Finco	100	100
UK	Row Finco	100	100
US	Equant Holdings U.S., Inc.	100	100
US	Equant Network Services International Corp.	100	100
US	Equant Operations, Inc.	100	100
US	Equant Inc.	100	100
US	Global One Communications Central America Inc.	100	100
US	Global One Communications East, Inc.	100	100
US	Global One Communications Technical Operation & Management Services Co.	100	100
US	Global One Communications Services, Inc.	100	100
US	Global One Communications (Australia), Ltd.	100	100
US	Global One Communications (New Zealand) Ltd.	100	100
Uruguay	Equant Telecommunications Uruguay S.A.	100	100
Uzbekistan	Equant Global Networks Uzbekistan	100	100
Venezuela	Global One Telecomunicaciones S.A.	100	100
Venezuela	Equant Venezuela S.A.	100	100
Venezuela	Equant Integration Services S.A.	100	99.99
US Virgin Islands	Equant U.S. Virgin Islands Inc.	100	100
Zambia	Equant Zambia Limited	100	100

Affiliates accounted for under the equity method
UK	Radianz Ltd.	50	49
US	Radianz Inc.	50	49

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States

a) Introduction

     The financial statements, analyses and reconciliations presented in this note represent the financial information which would be required if accounting principles generally accepted in the United States (U.S. GAAP) had been applied instead of French GAAP.

     The consolidated financial statements of Equant have been prepared in accordance with French accounting principles which differ in certain respects from generally accepted accounting principles in the United States.

     The primary difference relates to the accounting treatment of the merger between Equant and Global One:

•	Under French GAAP, this business combination has been accounted for under the purchase method of accounting method based on net book values (see Note 5). Equant is treated as the accounting acquirer. As a result, the combined statement of operations for the year ended December 31, 2001 includes those of Equant for the whole year, and those of Global One for the period from June 29, 2001 to December 31, 2001.

•	Under U.S. GAAP, this business combination is accounted for as a “reverse acquisition” of Equant by Global One in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”, since France Telecom, the former sole shareholder of Global One, acquired a majority interest in the merged company. The historic financial statements of the registrant prior to the merger are those of Global One. Consequently, the combined consolidated statement of operations for the year ended December 31, 2001 includes the operations of Global One for the whole year, and those of Equant for the period from June 29, 2001 to December 31, 2001. The combined consolidated financial statements reflect the acquisition of Equant under the purchase method of accounting. The reconciliation has been provided for 2001 only as the financial statements of Global One relating to the years ended December 31, 2000 and 1999 were prepared in accordance with U.S. GAAP.

     The other principal differences between French GAAP and U.S. GAAP as they relate to Equant are discussed in further detail below.

b) Other principal differences between the Company’s accounting policies and those generally accepted in the United States

Acquisition and disposal of businesses and investments

     Under the purchase method of accounting, the difference between the cost of acquisition and the fair value of the assets and liabilities of Equant is recorded as goodwill.

     The cost of acquisition of the 54.27% of Equant acquired by Global One is set out in the table below. The nature of these concurrent transactions are set out in the description of France Telecom Transactions in Note 1:

Consideration and transaction costs
Contribution of Global One companies with net cash of $300		$5,168.0	(a)
Cash paid for issue of Equant preference shares		1,000.0	(b)
Restructuring and integration reimbursement		270.0	(c)

		$6,438.0
Interest attributable to Equant minority shareholders	45.73%			$2,944.1
Purchase of Equant shares held by SITA				2,837.6	(d)
Value of Contingent Value Rights				1,107.6	(e)
Transaction costs				33.2

Total consideration				$6,922.5

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Acquisition and disposal of businesses and investments (continued)

     The purchase price has been allocated as follows:

Fair value of Equant assets and liabilities as at June 29, 2001
Cash and cash equivalents		$81.8
Receivables from customers, net		492.3
Land, buildings, equipment and furniture and fixtures		684.1
Investment in affiliated company		310.6
Other assets		220.0
Accounts payable and accrued liabilities		(383.7)
Bank loans payable		(603.7)
Other liabilities		(277.2)

		524.2	(f)
Identified intangibles assets and liabilities
Customer Contracts		93.0
Licenses		1.3
Trademarks		290.0

		384.3	(g)
Deferred tax liability		(134.5	)(h)

		249.8

Total fair value of identified assets and liabilities		774.0
Interest attributable to France Telecom	54.27%			420.0
Goodwill				$6,502.5	(i)

				$6,922.5

(a)	France Telecom contributed to Equant, through Atlas, 100% of the share capital of Global One Communications World Holding B.V. and Global One Communications Holding B.V., in exchange for 80,617,348 newly issued Equant ordinary shares. France Telecom retained Global One’s carrier voice and the majority of its calling card business lines which were excluded from the transaction. This contribution has been valued on the basis of discounted future cash flows of Global One at $5,168, including contributed cash amounting to $300.

(b)	France Telecom, through Atlas, subscribed for 10 million newly issued Equant convertible preference shares for $1 billion in cash; each preference share has the same voting rights as one Equant ordinary share and will automatically convert into one new Equant ordinary share on June 29, 2006.

(c)	Under the terms of the contribution agreement, within a two-year period, France Telecom is to pay to Equant 50% of costs related to the cancellation of up to 2,500 employment contracts for the combined company and certain restructuring and integration costs other than those relating to employees up to a maximum of $210. The company has estimated the total amount of the reimbursement of these costs at $270 (see Note 6).

(d)	France Telecom acquired 67,950,000 Equant ordinary shares from the SITA Foundation for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share. Based on an average share price for the period of 2 trading days before and after November 19, 2000, or €112.4 per share, the price per Equant share paid to SITA equals €51.1 per share.

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Acquisition and disposal of businesses and investments (continued)

(e)	France Telecom issued Contingent Value Rights (‘CVRs’) to the holders of Equant ordinary shares. The CVRs entitle the holder to receive a cash payment from France Telecom on June 29, 2004, equal to the excess, if any, of €60 over Equant’s average share price, subject to a maximum of €15 per CVR. Equant’s average share price is calculated as the average of the closing Euronext price for 30 trading days prior to June 29, 2004. The fair value of CVRs has been estimated at U.S.$8 per CVR as of November 19, 2000, based on an option pricing model.

(f)	Fair value adjustments were recorded on the acquisition of Equant to record unfunded pension liabilities of Equant, write off deferred tax assets that are unlikely to be used in the foreseeable future and to write off intangible assets and goodwill on the balance sheet of Equant at the date of acquisition.

(g)	An independent valuation was performed by on the intangible assets acquired by Global One within the Equant business. These intangible assets comprised Customer contracts, Trade name and Licenses, and their book values are being amortized over their estimated useful lives of 4, 20 and 20 years respectively. The value of Customer contracts was based on the discounted expected future debt free net income of individual contracts in excess of the returns on requisite assets over the life of the customer base. The value of Trade name was based on an estimate of the royalties the Company would have to pay to use the trade names if it did not already own them. The value of Licenses was based on the estimated cost to acquire existing licenses.

(h)	Deferred taxes have been computed on the excess of fair value over book value of identified intangible assets, using the applicable weighted average statutory tax rates. These deferred tax liabilities are being amortized over the estimated useful lives of the related intangible assets.

(i)	The excess of total consideration over the fair value of net assets acquired represents goodwill. Goodwill is being amortized over its expected economic life of 20 years.

     The following selected unaudited pro forma combined results of operations of Global One and Equant for the years ended December 31, 2001 and 2000 have been prepared assuming that the acquisitions occurred on the first day of the respective periods. The following selected unaudited pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated nor is it indicative of future operating results:

	Year ended December 31,

	2000	2001
	(unaudited)	(unaudited)

Revenues	$2,759.4	$3,064.8
Net loss	($1,179.1)	($8,862.1)
Net loss per share	($4.18)	($31.38)
Shares used in calculation of net loss per share	282,120,681	282,425,370

Goodwill

     In accordance with French GAAP, goodwill amortization has been classified as a non-operating expense whereas it is classified as an operating expense under U.S. GAAP. The amortization of goodwill related to the investment in Radianz has been included, under French GAAP, in Goodwill amortization whereas it is recorded as part of the Equity in loss of affiliate in the statement of operations and as part of the Investments accounted for under the equity method under U.S. GAAP. The net reclassification of goodwill amortization would have increased operating loss by $7.9 to $274.9.

Historical Global One goodwill and intangible assets

     In March 2000, Global One became wholly owned by France Telecom. Under French GAAP, no adjustment to Global One’s accounting bases was recorded. Under U.S. GAAP, the fair value of the assets acquired and liabilities assumed, as recognized by the acquirer, were pushed down to the financial statements of Global One.

Impairment of Long Lived Assets and Goodwill

     Under both French and U.S. GAAP long lived assets, including goodwill, are subject to an impairment review when events or circumstances occur indicating impairment exist. The need for recording an impairment is made with reference to undiscounted cash flows. Under French GAAP, the carrying value of long lived assets and goodwill did not exceed the undiscounted cash flows, and therefore no impairment charge was recognized. Under U.S. GAAP, the significant goodwill created on acquisition and the goodwill previously held within Global One resulted in the carrying value of long lived assets and goodwill exceeding the undiscounted cash flows. An impairment charge of $7,478.7 was recorded under U.S. GAAP calculated by comparison of the carrying value of the assets to their fair value, based on quoted market price adjusted for a control premium and working capital.

Reimbursement of Restructuring and Integration Costs

     Under French GAAP, amounts to be recovered from France Telecom under Annex 4 of the Contribution Agreement (see Note 6) are recorded as a reduction of Non-recurring expenses. Under U.S. GAAP these amounts are accounted for as capital contributions recorded as an increase in Additional paid in capital, contained within Shareholders’ equity. Reimbursements not yet received are deducted from equity.

Stock Based Compensation

     Under French GAAP, Stock option and share award plans are not accounted for until such time the grant or award is vested. If the Company issues new shares to satisfy the exercise, then the difference between the par value and the exercise price is recorded as an addition to Additional paid-in capital, a component of Shareholders’ Equity, with no impact to the Statement of Operations. If the Company repurchases’ shares on the open market or issues shares held in treasury, the difference between the repurchase price of the shares and the exercise price is recorded as a charge to income on the Statement of Operations, within ‘Share Plan Costs’. Social charges payable by the Company on the fair value of shares granted are accrued over the period between the dates of granting and vesting, based on the expected exercise rates, and are charged to ‘Share Plan Costs’.

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Stock Based Compensation (continued)

     Under U.S. GAAP, as permitted by SFAS No. 123 ‘Accounting for Stock-based Compensation’, the Company applies Accounting Principles Board Opinion No. 25 (APB 25) ‘Accounting for Stock Issued to Employees’. Under APB 25, compensation expense is recognized as the difference between the quoted market price of the stock, at the measurement date, and the exercise price of the award. Any compensation cost is charged to expense over the period in which the related services are provided. The compensation expense under U.S. GAAP does not include social charges until such time that such charges are payable upon exercise of the awards.

EBITDA computation

     EBITDA is computed as operating profit/(loss) before Share plan costs, Non-recurring charges and Depreciation and Amortization. EBITDA is not allowed on the face of the income statement under U.S. GAAP, is not a measurement of operating performance calculated in accordance with U.S. GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other statement of income or cash flow statement data prepared in accordance with U.S. GAAP, or a measure of profitability or liquidity. EBITDA may not be indicative of the historical operating results of the Company; nor is it meant to be predictive of potential results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in these Consolidated Financial Statements may not be comparable to similarly entitled measures of other companies.

Other Operating Income

     Under French GAAP, as explained in Note 23, income from ‘Commercial relationships with respect to the network’ and ‘Switched voice services’ that the Company provides to France Telecom on a limited risk basis are shown as ‘Other operating income’ and totaled $146.4 for the year ended December 31, 2001. Under U.S. GAAP, the income would be recorded as a reduction of the costs for providing the services.

Software

     Under French GAAP, certain Software costs are capitalized as intangible fixed assets and amortized over their expected useful lives. Under U.S. GAAP, these would be classified as tangible fixed assets and depreciated over their useful lives. This difference between French and U.S. GAAP has no impact on Shareholders’ Equity or the Net profit / (loss) for the year of the Company. The net book value of Software applications at December 31, 2001 was $101.3.

Comprehensive Income

     Under U.S. GAAP, comprehensive income is the term used to define all non-owner changes in Shareholders’ equity. The Company accounts for comprehensive income in accordance with SFAS 130 “Reporting Comprehensive Income”. The Company’s comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is a concept not addressed by French GAAP. Set out below is an analysis of comprehensive income prepared in accordance with U.S. GAAP, using the basis of preparation adopted under French GAAP.

	Years ended December 31,

	1999	2000	2001

Net income/(loss) based on French GAAP	$12.0	$(47.9)	$(376.4)
Exchange rate differences based on French GAAP	(33.0)	(25 2)	(45.9)

Comprehensive income based on French GAAP	$(21.0)	$(73.1)	$(422.3)

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

c) Reconciliation to U.S. GAAP

     Set out below are reconciliations of Net income and Shareholder’s equity as reported in the Condensed Combined Consolidated Statements of Operations of Equant under French GAAP to Net income and Shareholder’s equity as adjusted for the effects of the application of U.S. GAAP. Explanations for the reconciling items are set out in Note 30a and 30b above.

Reconciliation of Net Income to U.S. GAAP

     The following is a reconciliation of Net income as reported in the Condensed Combined Consolidated Statements of Operations of Equant under French GAAP to Net income as adjusted for the effects of the application of U.S. GAAP for the year ended December 31, 2001:

	Year ended
	December 31, 2001

Net loss as reported in the Consolidated Statement of Operations		$(376.4)
Adjustments to conform to U.S. GAAP
Exclusion of Equant net loss under French GAAP for period January 1 to June 29, 2001		22.8
Inclusion of Global One net loss under U.S. GAAP for period January 1 to June 29, 2001		(532.7)
Impairment of goodwill		(7,478.7)
Amortization of goodwill and intangible assets arising on acquisition of Equant		(172.8)
Amortization of historical Global One goodwill and intangible assets		(120.4)
Reimbursement of restructuring and integration costs		(79.2)
Stock based compensation		(6.3)
Tax effect of above reconciling items		3.6
Reversal of deferred tax asset write off		29.8
Other		(2.0)

Net loss as adjusted for U.S. GAAP		$(8,712.3)

Loss per share as adjusted for U.S. GAAP Net loss per share, basic and diluted	U.S.$	(46.19)
Weighted average number of shares, basic and diluted		188,614,419

Reconciliation of Shareholders’ Equity to U.S. GAAP

     The following is a reconciliation of Shareholders’ equity as reported in the Consolidated Balance Sheet of Equant to Shareholders’ equity as adjusted for the effects of the application of U.S. GAAP as of December 31, 2001:

As at
December 31, 2001

Shareholders equity as reported in the Consolidated Balance Sheet	$2,277.5
Adjustments to conform to U.S. GAAP
Historical Global One goodwill and intangible assets	3,682.6
Amortization of historical Global One goodwill and intangible assets	(120.4)
Business combination adjustments
Goodwill	6,502.5
Intangible assets	208.6
Deferred tax liabilities	(73.0)
Fair value adjustments	(66.9)
Amortization of goodwill and intangible assets	(172.8)
Impairment of goodwill	(7,478.7)
Reimbursement of restructuring and integration	(67.2)
Reversal of deferred tax asset write off	29.8
Other	(4.1)

Shareholder’s equity as adjusted for U.S. GAAP	$4,717.9

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

d) U.S. GAAP Condensed Consolidated Financial Statements

     Set out below are condensed Consolidated Statements of Operations and Cash Flows for the year ended December 31, 2001, presented under U.S. GAAP, after reflecting the differences between U.S. GAAP and French GAAP set out above.

Condensed Consolidated Statements of Operations under U.S. GAAP

	Year ended
	December 31,
	2001

Revenues		$2,102.5
Cost of products and services		(1,909.7)

Gross Profit		192.8

Selling, general & administrative expenses		1,196.5
Loss on impairment of goodwill		7,478.7
Non-recurring charges		170.8

Total operating costs and expenses		8,846.0

Operating loss		(8,653.2)
Equity in Loss Of Affiliate		(25.8)
Interest (net)		(7.1)
Loss on impairment of investments accounted at cost		(13.1)

Loss from continuing operations before taxes and minority interests		(8,699.2)
Income taxes		(27.6)

Net loss from continuing operations		(8,726.8)
Net income from and gain on disposal of discontinued operations		14.5

Net loss		$(8,712.3)

Loss per share — basic and diluted	U.S.$	(46.19)
Weighted average number of shares		188,614,419

     Included in the net loss above are amounts charged for rent expense and bad debt expense amounting to $108.0 and $46.9 respectively.

     Amortization of intangible assets other than goodwill and depreciation of fixed assets has been charged to ‘Cost of products and services’ and, ‘Selling, general and administrative expenses’ in the amounts of $310.5 and $40.6 respectively.

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Condensed Consolidated Statements of Cash Flows under U.S. GAAP

Year ended
December 31,
2001

Net loss	$(8,712.3)
Depreciation	351.6
Amortization	488.7
Loss on impairment of goodwill	7,478.7
Other adjustments to reconcile net loss to funds generated from operations	49.2

Funds generated from operations	(344.1)
Changes in operating assets and liabilities (net)	(593.6)

Net cash provided by operating activities	(937.7)

Purchase of property and equipment	(454.3)
Proceeds from retirement and disposal of fixed assets	152.7
Proceeds from retirement and disposal of intangible assets	82.3
Net cash effect of acquisitions	181.8
Other investing activities (net)	3.6

Net cash used in investing activities	(33.9)

Proceeds from issuance of preference shares	1,000.0
Capital contribution from France Telecom	835.9
Repayment of loans payable to affiliates	(511.4)
Other financing activities (net)	(11.4)

Net cash provided by financing activities	1,313.1
Effect of changes in exchange rates on cash and cash equivalents	3.7

Increase in cash and cash equivalents	345.2
Cash and cash equivalents at beginning of the year	40.6
Cash and cash equivalent at end of the year	385.8

     The only significant non cash investing and financing activity in the year ended December 31, 2001 was the reverse acquisition of Equant by Global One. As set out in Note 30b, the Global One companies were contributed in exchange for 80.6 million ordinary shares of Equant.

     During the year, the Company paid $23.2 in interest and $7.3 in income taxes.

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

e) Supplementary Income Statement Disclosure for Global One under U.S. GAAP

     As stated above, under U.S. GAAP, Global One acquired Equant and therefore the results presented in the Consolidated Statement of Operations should include the results of Global One for the full year, and the results of Equant since acquisition. Set out below are supplementary disclosures for Global One under U.S. GAAP.

Non-recurring charges

     Non-recurring charges consist of the following:

Year ended
December 31,
2001

Restructuring of Equant, Global One and SITA Equant network Joint Venture	$69.6
Write-down of assets	51.5
Integration of Equant, Global One and SITA Equant network Joint Venture	49.7

$170.8

     Set out below is an analysis of Restructuring costs incurred in the year ended December 31, 2001.

	Balance at			Balance at
	December		Reserves	December
	31, 2000	Additions	Utilized	31, 2001

Employee termination	—	$32.3	$(23.9)	$8.4
Lease exit cost	—	35.4	(10.0)	25.4
Legal, consulting and other	—	1.9	(1.9)	—

	$—	$69.6	$(35.8)	$33.8

     Employee termination costs include severance and contractual benefits determined in accordance with an approved plan to eliminate 898 positions. The cost also includes costs for outplacement services, medical and supplemental vacation. At December 31, 2001, 680 identified positions included in the plan had been eliminated. The Company anticipates completion of identified terminations in the year 2002.

     The Company expects to incur substantial future costs to restructure and integrate Equant, Global One and the SITA Equant network Joint Venture. As described in Note 5, certain costs incurred on Restructuring and integration of Equant, Global One and the SITA Equant network Joint Venture are reimbursed to the Company by France Telecom. This reimbursement will be available until June 2003 and is accounted for as a capital contribution under U.S. GAAP.

Interest (net)

     Interest (net) consists of the following:

Year ended
December 31,
2001

Interest income	$17.5
Interest expense	(24.6)

$(7.1)

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Income Taxes

     The tax provision / (benefit) consists of the following:

Year ended
December 31,
2001

Current income taxes
The Netherlands	(5.6)
Other	25.3

19.7
Total current	—
Deferred income taxes
The Netherlands	—
Other	7.9

Total deferred	7.9

Total tax charge	$27.6

     The source of net profit / (loss) from continuing operations before minority interests and taxes for the years ended December 31, 2001 is as follows:

Year ended
December 31,
2001

The Netherlands	$(114.0)
Other countries	(8,585.2)

Net profit / (loss) from continuing operations before minority interests and income taxes	$(8,699.2)

     The tax charge for the year has been reconciled to the standard tax rate applicable in The Netherlands for corporate income. A reconciliation of Equant’s statutory and effective income tax rate for the year ended December 31, 2001 is as follows:

Year ended
December 31,
2001

Statutory rate applicable in The Netherlands	35.0%
Loss on impairment of goodwill	(30.8)%
Change in valuation allowance	(1.9)%
Jurisdictional differences in tax rates	(0.6)%
Other permanent differences	(2.0)%

Effective tax rate	(0.3)%

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Equity in Loss of Unconsolidated Affiliate

Equity in Loss of Unconsolidated Affiliate comprises the following, relating entirely to Radianz (see note 15):

Year ended
December 31,
2001

Share of loss of Radianz	$8.0
Amortization of goodwill	17.8

$25.8

For the period July 1, 2001 to December 31, 2001 Radianz recorded revenues of $223.6, an operating loss of $42.0 and a net loss of $38.7.

Stock Based Compensation

     Employee Share Award Plan

     On November 15, 2001 as a result of the closing of the France Telecom transaction. Equant and SITA terminated the SITA / Equant Employee Trust in order to establish their own company specific Employee Trusts to govern the disposition of all Awards granted after November 30, 1998. Coincident with the formation of the Equant Employee Trust the Company resolved to vest all Awards granted between December 1, 1998 to December 31, 2000. This resulted in an accelerated vesting compensation cost of $3.5 (this charge would have been $9.1 under SFAS 123).

     On December 21, 2001 as a result of a Management Board resolution by the Company an Award of 40,000 Equant Discretionary shares granted on January 17, 2001 was subject to early vesting. This resulted in an accelerated vesting compensation cost of $0.8 (this charge would have been $0.7 under SFAS 123).

     The total compensation cost expensed for the year ended December 31, 2001 in respect of the Employee Share Award Plan is $5.9 (this charge would have been $12.7 under SFAS 123).

     The Company will pay social security contributions and other charges related to the Share Awards in the years in which the awards vest. These contributions and charges will depend on various factors, including the employees’ tax jurisdiction, local laws in these countries and the share price at the time of vesting. The social charges credit totaling $8.7 is based on the share price on vesting being significantly lower than estimated as of the time of acquisition.

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Stock Based Compensation (continued)

     Share Option Plan

     The total compensation cost expensed for the year ended December 31, 2001 in respect of the Share Option Plan is $0.4 (this charge would have been $0.5 under SFAS 123).

     The movement on unexercised options during the year is set out below:

		Weighted
		Average
	Number of	Exercise
	shares	Price

Unexercised options granted — January 1, 2001
Unexercised options assumed as a result of purchase of Equant	3,654,603	$39.97
Options granted since acquisition of Equant
At Exercise Price Range of U.S.$nil to U.S.$50.00	170,864	11.24
Options exercised since acquisition of Equant	(500,184)
Options forfeited since acquisition of Equant
At Exercise Price Range of U.S.$nil to U.S. $50.00	(81,711)	35.87
At Exercise Price Range of U.S.$50.01 to U.S. $100.00	(95,850)	90.02
At Exercise Price Range of U.S.$100.01 to U.S. $150.00	(18,925)	106.53

Total options forfeited in year	(196,486)	69.07

Unexercised options granted — December 31, 2001	3,128,797	$42.96

     The following table provides, per range of exercise price, the weighted average exercise price of unexercised options granted outstanding at December 31, 2001:

	Outstanding		Of which exercisable

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	shares	price	shares	price

$nil to $50	2,643,197	$35.11	2,406,946	$37.01
$50.01 to $100	474,799	85.22	474,799	85.22
$100.01 to $150	10,801	106.20	10,801	106.20

	3,128,797	$42.96	2,892,546	$45.19

     Pro forma SFAS 123 information regarding net loss and net loss per share as if the Company had accounted for its stock-based awards to employees under the fair value method is presented below. The fair value of the Company’s stock-based awards to employees was estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees.

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Stock Based Compensation (continued)

     The fair value of the Company’s stock-based awards to employees for 2001 was estimated assuming no expected dividends and the following weighted-average assumptions:

Risk-free interest rate	4.47%
Weighted average volatility factor	0.6
Weighted average expected life	4.25 years

     The weighted-average estimated fair value of stock options granted during the year was $11.24 per share. For pro forma purposes, the estimated fair value of the Company’s stock-based awards to employees is generally amortized over the vesting period of four years for options. The Company’s pro forma information is as follows:

Proforma SFAS 123 net loss	$(8,713.1)
Proforma SFAS 123 per share amounts (basic diluted)	$(46.20)

Employee Benefits

     Pension Plans

     The Company sponsors various retirement and pension plans including defined benefit and defined contribution schemes that cover the majority of world-wide employees.

     Defined contribution plans

     Total contributions charged to income for defined contribution plans was $8.7 for the year ended December 31, 2001.

     Defined benefit plans

     Plan benefits are primarily based on the employee’s compensation during the last three to five years before retirement and the number of years of service. The cost of these defined benefit plans for the year ended December 31, 2001 can be analyzed as follows:

	Year ended December 31,

	Defined benefit	Other post retirement
	pension plans	benefits
	2001	2001

Components of net benefit cost
Service cost	$6.3	$0.1
Interest cost	3.7	0.1
Expected return on assets	(3.4)	—
Amortization of prior service cost	0.1	0.1
Amortization of loss / (gain)	0.0	(0.0)
Net curtailments & settlements	—	—

Net benefit cost	$6.7	$0.3

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Employee Benefits (continued)

     The following assumptions were utilized in determining the funded status of the Company’s defined benefit pension plans:

	Year ended December 31,

	Defined benefit	Other post
	pension plans	retirement benefits

	2001	2001

Discount rate	2.50-7.00%	7.25%
Long-term rate of compensation increase	3.00%-5.00%	4.00%
Long-term rate of return on funded assets	5.50%-9.50%

     The changes in the actuarial assumptions reflect movements in interest rates, salary increases, and expected rates of return in the respective local countries where the benefit plans reside. These assumptions are used in the actuarial calculation of the benefit obligation and fair value of plan assets for the following year.

     The change in status of the Company’s post-retirement benefit plans for the year ended December 31, 2001 is reported in the tables below. The increase in the benefit obligation over the related fair value of plan assets, reflected in the net periodic pension cost. This results from the increase in the number of participants and the impact of the acquisition of Equant. See Note 5, Acquisitions of Businesses and Investments.

	Year ended December 31,

	Defined benefit	Other post
	pension plans	retirement benefits
	2001	2001

Change in benefit obligation
Benefit obligation at January 1	$29.7	$1.4
Service cost	6.3	0.1
Interest cost	3.7	0.1
Plan amendments	0.3	—
Actuarial loss / (gain)	(4.4)	0.1
Benefits paid	(2.7)	—
Foreign exchange rate changes	(1.0)	—
Acquisitions & other	52.6	—

Benefit obligation at December 31	$84.5	$1.7

	Year ended December 31,

	Defined benefit	Other post
	pension plans	retirement benefits
	2001	2001

Change in plan assets
Fair value at January 1	$24.2	$—
Actual return on assets	(4.6)	—
Foreign exchange rate changes	(0.1)	—
Employer contributions	5.1	—
Employee contributions	1.3	—
Benefits paid	(2.7)	—
Payments made directly to participants	1.5	—
Acquisitions & other	33.9	—

Fair value at December 31	$58.6	$—

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Employee Benefits (continued)

     The funded status of the defined benefit plans and amounts recognized in the Consolidated Balance Sheets consist of the following:

	Year ended December 31,

	Defined benefit	Other post
	pension plans	retirement benefits
	2001	2001

Funded (unfunded) benefit obligation	$(25.9)	$(1.7)
Unamortized prior service cost	2.3	0.7
Unrecognized net loss (gain)	(1.5)	(0.4)

Net amount recognized	$(25.1)	$(1.4)

Derivative Instruments and Hedging Activities

     On January 1, 2001, Equant adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133 and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 (referred to hereafter as “SFAS 133”). Under SFAS 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in the income statements when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

     Equant uses derivative instruments to manage exposures to foreign currency, in accordance with the risk management policy about market risks discussed in Item 11. Quantitative and Qualitative Disclosures About Market Risk of the 2001 Annual Report on Form 20-F.

     Equant had no derivative instruments designated as hedges on January 1, 2001.

Related Party Transactions

     France Telecom is considered to be a related party of the Company for the year ended December 31, 2001. SITA, Reuters and Radianz are considered to be related parties of the Company for the period from June 29, 2001 to December 31, 2001.

     Details of related party transactions with France Telecom for the period from June 29, 2001 to December 31, 2001 are set out in Note 23. Details of related party transactions with France Telecom for the period from January 1, 2001 to June 29, 2001 are set out below. Details of related party transactions with SITA, Reuters and Radianz for the period from June 29 to December 31, 2001 are set out below.

     SITA

     In the normal course of business, the Company engages in transactions with SITA. The Company received revenues from SITA for providing goods and services to its customers of $342.9 for the period from June 29, 2001 to December 31, 2001. The Company was also charged $338.2 related to goods and services provided by SITA in the equivalent period.

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Related Party Transactions (continued)

     Radianz and Reuters

     In the normal course of business, the Company earned revenues from Radianz for providing core-bandwidth and other services totaling approximately $40.5 for the period for the period from June 29 to December 31, 2001.

     In the normal course of business, the Company earned revenues from Reuters for providing core-bandwidth and other services totaling approximately $2.6 during the period from June 29 to December 31, 2001. The Company was also charged $xx by Reuters in for the period from June 29 to December 31, 2001 related to the costs of network access and transmission capacity which has yet to be migrated over to the Company’s network. These costs are included in the amount charged to Radianz during the year.

     France Telecom

     The global products and services of Global One were produced and rendered through a set of entities: mainly FTLD, the long distance division of France Telecom; GPS; and Global One’s local sales and services units (LSSU’s). All these entities provided services to the others based on a series of agreements implemented in the second half of 2000.

     These agreements require FTLD to sell switched voice minutes, bandwidth and IP connectivity to GPS, combining FTLD’s resources with the resources owned by the LSSUs for which FTLD is invoiced by the LSSUs. Under these agreements, all costs invoiced by FTLD, as well as the central function costs, including global products, global sales, finance and corporate services, were accounted for within GPS. The LSSUs then purchased their manufactured global products and services from GPS. The net effect of these agreements totaled $64.6 for the period ended June 29, 2001, which is recorded as a reduction of cost of revenues in the combined statement of operations.

     For the period ended June 29, 2001, Global One recorded $31.9 in telecommunications services revenue from France Telecom. The services provided to France Telecom primarily represent the use of Global One’s network by France Telecom. In addition, Global One had arrangements in place such that when Global One sold France Telecom telecommunication services to an external customer, Global One earned commission on such sales. In the aggregate, Global One recorded $1.0 in revenues for the for the period ended June 29, 2001, related to these commissions. Such commissions were recorded on a net basis as Global One was acting as an agent for France Telecom.

     For the period ended June 29, 2001, Global One recorded $39.8 in cost of revenue from France Telecom. The services provided France Telecom primarily represented the use of its network by Global One. Also included within the cost of revenue amounts disclosed above, is rental expense for transmission line leases with France Telecom totaling $7.1 for the period ended June 29, 2001.

     For the period ended June 29, 2001, Global One recorded $23.2 in interest expense on loans from France Telecom

     Under the terms of the Contribution Agreement dated November 19, 2000, the Global One companies, which were indirectly wholly owned by France Telecom, were contributed to Equant along with other consideration in exchange for newly issued shares of Equant. A summary of the related transactions is set out in Note 1. France Telecom acquired Global One’s calling card, carrier voice and GIP-IPL (access to the world-wide web through international private lines for carrier customers) businesses as they were excluded from the transaction.

     As part of the transaction, France Telecom also retained a number of non operating legal entities that had previously been included in the Combined Financial Statements of Global One. The entities which Global One retained were Global One Communications Holdings B.V. and Global One Communications World Holdings B.V. and their subsidiaries.

     On June 20, 2001, France Telecom entered into an agreement with Global One to purchase certain submarine cables and related assets from Global One. The total purchase price of the cables was $139.2, which approximated the net book value of the cables transferred as of that date.

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

Segmental disclosure

     The effect of the France Telecom Transactions and the disposal of Equant Application Services when combined with the Company’s reorganization of its management according to function and specialization, rather than geographic or divisional reporting lines, resulted in the Company having a single reportable segment for the period subsequent to June 29, 2001, although revenues continue to be measured by lines of business.

     Revenues by Lines of Business

     The following table presents revenue by line of business:

Years ended
December 31,
2001

Network Services	$1,100.8
Integration Services	292.5
Other services	345.4
Sita network contract	268.4
Card and Carrier services	95.4

$2,102.5

     Geographic Information

     The following table presents revenue by region, based on country of invoice origin:

	Asia
	Pacific	Americas	Europe	Total

December 31, 2001
Revenues from external customers	$113.1	$556.2	$1,433.2	$2,102.5
As a percentage of total revenues	5.4%	26.5%	88.2%

     Reliance on Major Customers

     The following table presents sales of services and products to major customers:

		France
	SITA	Telecom	Other	Total

December 31, 2001	$345.5	$167.6	$1,589.4	$2,102.5
As a percentage of total revenues	16.4%	8.0%	75.6%

Preference Shares

In the event that the Company declares a dividend on the ordinary shares, the holders of Preference shareholders are entitled to receive a number of newly issued preference shares equal to 0.045 times the number of preference shares held.

Equant N.V.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30.     Summary of Differences Between the Company’s Accounting Policies and those Generally Accepted in the United States (continued)

f) New accounting pronouncements

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets.

     SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. No significant acquisition of consolidated companies occurred since June 30, 2001.

     SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Instead, SFAS 142 requires that these assets be reviewed for impairment at least annually. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. Intangible assets with finite lives will continue to be amortized over their estimated useful life and reviewed for impairment in accordance with SFAS 121.

     Equant will apply Statement 142 beginning January 1, 2002. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives beginning January 1, 2002. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. Application of these non-amortization provisions is expected to result in an decrease in operating loss of $169.5 (U.S.$0.60 per share) in 2002 including the effect of the non-amortization of trademarks which have been determined as having indefinite lives. Changes in the useful lives of intangible assets with finite lives as well as reclassifications from or to goodwill at the date of adoption to or from identifiable intangibles as required by SFAS 141 are not expected to result in a material change in net loss.

     SFAS 142 requires that goodwill of consolidated entities and intangible assets with indefinite useful lives be tested for impairment at least annually using the prescribed two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. The Company has performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on steps the Company has taken to prepare for the adoption of Statement 142, no significant impairment will be recorded at January 1, 2002 as a cumulative effect of change in accounting principle.

     Equant has determined it has only one operating unit and evaluates the carrying value of goodwill accordingly. Equant will estimate its fair value using the quoted market prices adjusted for an appropriate “control premium”. Equant may be obliged to recognize significant impairment charges in connection with SFAS 142 due to considerable volatility in the Company’s quoted market prices.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Equant is currently reviewing the provisions of this statement and its potential impact on its results of operations and financial position.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. Equant does not anticipate that adoption of SFAS 144 will have a material impact on its results of operations or its financial position.

REPORT OF THE INDEPENDENT AUDITORS

Board of Directors
Atlas Telecommunications, S.A.

     We have audited the accompanying combined balance sheet of Global One as of December 31, 2000 and the related combined statement of operations, cash flows and changes in investors’ equity for the year then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Global One at December 31, 2000 and the combined results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Paris, France
March 30, 2001

RSM SALUSTRO REYDEL	ERNST & YOUNG AUDIT

Represented by Jean-Michel Charpentier	Represented by John Mackey

REPORT OF THE INDEPENDENT AUDITORS

Board of Directors
Atlas Telecommunications, S.A.

     We have audited the accompanying combined balance sheet of Global One as of December 31, 1999 and the related combined statement of operations, cash flows and changes in investors’ equity for the year then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Global One at December 31, 1999 and the combined results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Paris, France
March 30, 2001

ERNST & YOUNG AUDIT

Represented by John Mackey

GLOBAL ONE

COMBINED STATEMENTS OF OPERATIONS

(U.S. dollar amounts in thousands)

	Years ended December 31,

	2000	1999

Telecommunications service revenue ($109,457 and $270,448 from affiliates in 2000 and 1999, respectively) (Note 12)	$1,131,715	$1,056,985
Cost of revenue ($17,108 and $418,770 from affiliates in 2000 and 1999, respectively) (Note 7 and Note 12)	1,250,136	1,347,397

Gross margin	(118,421)	(290,412)
Operating costs and expenses:
Sales and marketing expenses	256,740	237,595
General and administrative expenses ($3,253 and $15,708 from affiliates in 2000 and 1999, respectively) (Note 12)	202,165	189,709
Amortization of goodwill and other intangible assets (Note 6)	216,391	114,881

Total operating costs and expenses	675,296	542,185

Operating margin	(793,717)	(832,597)
Interest expense ($28,303 and $16,372 from affiliates in 2000 and 1999, respectively) (Note 12)	(36,326)	(24,502)
Interest income	6,979	5,872
Foreign currency transaction losses	(3,948)	(40,783)
Other expense, net	(3,074)	(4,140)

Total non-operating expenses	(36,369)	(63,553)

Loss before provision for income taxes	(830,086)	(896,150)
Provision for income taxes (Note 10)	(8,906)	(8,158)

Net loss	$(838,992)	$(904,308)

See notes to combined financial statements.

GLOBAL ONE

COMBINED BALANCE SHEETS

(U.S. dollar amounts in thousands)

	December 31,

	2000	1999

ASSETS
Current assets:
Cash and cash equivalents	$40,587	$74,376
Accounts receivable, net of allowance for doubtful accounts of $88,020 and $61,669 at December 31, 2000 and 1999, respectively (Note 5)	400,659	208,040
Receivables from affiliates (Note 12)	411,997	151,291
Prepaid expenses	32,789	47,245
Value added tax (VAT) receivable	29,030	34,410
Other current assets	42,126	35,731

Total current assets	957,188	551,093
Property and equipment, net (Note 7)	864,621	716,099
Goodwill ($3,753,493 at December 31, 2000 and $134,104 at December 31, 1999) and other intangible assets, net (Note 6)	4,018,491	136,522
Other assets	24,910	18,085

Total assets	$5,865,210	$1,421,799

LIABILITIES AND INVESTORS’ EQUITY
Current liabilities:
Accounts payable	$369,419	$116,954
Accrued expenses	138,011	172,527
Payables to affiliates (Note 12)	307,046	201,511
Loans payable to affiliates (Note 8 and Note 12)	451,294	653,000
Value added tax (VAT) payable and other current liabilities	126,530	129,110

Total current liabilities	1,392,300	1,273,102
Other liabilities	21,545	17,620

Total liabilities	1,413,845	1,290,722
Commitments and contingencies (Note 9)	—	—
Investors’ equity Contributed capital	5,915,432	2,929,114
Accumulated deficit	(1,443,056)	(2,760,721)
Accumulated other comprehensive loss	(21,011)	(37,316)

Total investors’ equity	4,451,365	131,077
Total liabilities and investors’ equity	$5,865,210	$1,421,799

See notes to combined financial statements.

GLOBAL ONE

COMBINED STATEMENTS OF CASH FLOWS

(U.S. dollar amounts in thousands)

	Year Ended December 31,

	2000	1999

Cash flows from operating activities:
Net loss	$(838,992)	$(904,308)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation (Note 7)	154,704	128,487
Amortization of intangibles (Note 6)	216,391	114,881
Write down of property and equipment (Note 7)	—	66,700
Loss on disposal of fixed assets	34,131	40,302
Provision for doubtful accounts (Note 5)	53,261	34,675
Change in operating assets and liabilities:
Accounts receivable (Note 5)	(245,347)	(19,103)
Prepaid expenses, VAT receivable and other current assets	13,411	7,151
Receivables from affiliates (Note 12)	(260,140)	94,869
Other assets	(6,810)	(6,759)
Accounts payable	251,918	(13,342)
Accrued expenses, VAT payable and other current liabilities	(37,016)	(23,265)
Payables to affiliates (Note 12)	105,306	(39,961)
Other liabilities	3,915	(36,412)

Net cash used in operating activities	(555,268)	(556,085)
Cash flows from investing activities:
Purchases of property and equipment	(338,100)	(356,906)
Other investing activities	(3,871)	(12,653)

Net cash used in investing activities	(341,971)	(369,559)
Cash flows from financing activities:
Capital contributions by investors	1,071,000	700,100
Proceeds from loans payable to affiliates	1,447,982	646,016
Repayment of loans payable to affiliates	(1,649,252)	(431,700)

Net cash provided by financing activities	869,730	914,416
Effect of exchange rate changes on cash and cash equivalents	(6,280)	5,307
Net decrease in cash and cash equivalents	(33,789)	(5,921)
Cash and cash equivalents at beginning of year	74,376	80,297

Cash and cash equivalents at end of year	$40,587	$74,376

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$36,058	$22,946
Income taxes	$15,352	$5,225
Supplemental disclosure of non-cash financing activities:
Capital contribution from France Telecom and effect of push down accounting (Note 6):
Increase in goodwill and other intangible assets	$4,093,000
Increase in investors’ equity	$4,093,000

See notes to combined financial statements.

GLOBAL ONE

COMBINED STATEMENTS OF CHANGES IN INVESTORS’ EQUITY
Years Ended December 31, 2000 and 1999
(U.S. dollar amounts in thousands)

			Accumulated		Comprehensive
			Other	Total	Loss
	Contributed	Accumulated	Comprehensive	Investors'	For the Years Ended
	Capital	Deficit	Loss	Equity	December 31,

Balance at December 31, 1998	$2,229,014	$(1,856,413)	$(44,700)	$327,901
Capital contribution by investors	700,100			700,100
Net loss		(904,308)		(904,308)	$(904,308)
Foreign currency translation adjustment			7,384	7,384	7,384

Balance at December 31, 1999	2,929,114	(2,760,721)	(37,316)	131,077	$(896,924)
Effect of push down accounting (Note 6)	1,915,318	2,156,657	21,025	4,093,000
Capital contribution by investors	1,071,000			1,071,000
Net loss		(838,992)		(838,992)	$(838,992)
Foreign currency translation adjustment			(4,720)	(4,720)	(4,720)

Balance at December 31, 2000	$5,915,432	$(1,443,056)	$(21,011)	$4,451,365	$(843,712)

See notes to combined financial statements.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS

Note 1: Nature of operations and organization

     Global One was formed as a joint venture between France Telecom (“FT”), Sprint Corporation (“Sprint”) and Deutsche Telekom AG (“DT”). The joint venture commenced operations in February 1996. Global One offers a single source for the provision of seamless Internet protocol, data and voice telecommunications services for businesses, carriers and consumers around the world. Global One primarily focuses on multinational businesses and their suppliers, distributors and customers.

     The joint venture was legally organized in two subgroups covering operations in Europe “Rest of Europe”) and outside Europe (“Rest of World”). Each subgroup consists of a number of holding companies and operating companies. Until March 2000, each investor owned 33.33% of the Rest of Europe division and the Rest of World ownership percentages were Sprint–50%, DT–25%, and FT– 25%. All references to FT, DT and Sprint include those companies and their consolidated subsidiaries.

     Effective April 1, 2000, FT acquired Sprint and DT’s combined approximate 72.5% interest in Global One (the “FT Acquisition”). As a result, Global One as a group became wholly owned by Atlas Telecommunications S.A. (“Atlas”), which is a wholly owned subsidiary of FT (see Note 6).

     Global One is not organized as a single legal entity. For the years ended December 31, 2000 and 1999, Global One includes the combination of the following entities and their subsidiaries:

•	Global One Communications Europe LLC

•	Global One Communications Operations Ltd.

•	Global One Communications Service B.V.

•	Global One Communications GBN Holding Ltd.

•	Global One Communications World Services B.V.

•	Global One Communications World Holding B.V.

•	Global One Communications Holding B.V.

•	Global One Communications World Operations Ltd.

•	Global One Communications Inc. (formerly ROW Interim Holdco Inc.)

•	Global One Communications LLC

•	Global Products and Services (“GPS”)(a division of FT, included from its creation in July 2000)

     Global One will require additional financing in the future to fund its operations until such time as it becomes cash flow positive. Global One has historically obtained financing from FT and its former investors. Global has received a commitment from FT to fund its operations through January 1, 2002. There can be no assurances however, that any alternate financing will be obtainable on acceptable terms if FT were to stop funding Global One’s operations.

Note 2: Summary of significant accounting policies

Basis of presentation / principles of combination

     The combined financial statements of Global One have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). All material inter-company accounts and transactions have been eliminated in combination.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 2: Summary of significant accounting policies (Continued)

Cash and cash equivalents

     Global One classifies cash on hand and deposits in banks, including commercial paper, money market accounts, and any other investments with a maturity of three months or less from the date of purchase, as cash and cash equivalents. Cash equivalents are stated at cost, which approximates market value. Global One had $3.5 million and $3.8 million of restricted cash at December 31, 2000 and 1999, respectively, which is included in other assets on the combined balance sheets. The restricted cash consists of cash held at various banks to back an equivalent amount of purchased guarantees that ensure Global One’s performance or payment to third parties in accordance with specified terms and conditions.

Property and equipment

     Property and equipment is stated at cost. Depreciation, which includes the amortization of assets recorded under capital leases and leasehold improvements, is calculated on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term, whichever is shorter. Construction in process reflects amounts incurred for the purchase, configuration and build-out of telecommunications equipment not yet placed into service. Maintenance and repairs are charged to expense as incurred. The useful lives of property and equipment generally are as follows:

Buildings	25 years
Leasehold improvements	Shorter of lease term or useful life
Network assets	2 to 15 years
Computers and other equipment	3 to 5 years
Furniture	8 years

     Assets acquired under capital lease arrangements, including network transmission capacity and indefeasible rights of use (“IRU”), are depreciated in accordance with the expected useful lives detailed above or the lease term if shorter. IRU’s are included in network assets, when the lease is treated as a capital lease.

Goodwill and other intangible assets

     Goodwill represents the excess of purchase price over the fair value of the net assets of acquired businesses and is being amortized on a straight-line basis over periods reflecting the specific nature of each acquisition, generally ranging from five to twenty years. Other intangible assets, principally trademarks, workforce, and customer relationship, are amortized on a straight-line basis over their useful lives.

Impairment of long-lived assets

     In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” long-lived assets to be held and used by Global One (including goodwill and other intangible assets) are reviewed periodically to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable or that the remaining useful life should be adjusted.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 2: Summary of significant accounting policies (Continued)

     For long-lived assets to be held and used, Global One bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, Global One determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, Global One recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on an estimate of discounted cash flow analysis.

Net loss per common share

     Global One computes earnings per share in accordance with SFAS No. 128 “Earnings Per Share.” Since Global One is not organized as a single legal entity, there has been no capital stock outstanding for the combined companies for any period presented and therefore, there are no loss per share amounts.

Revenue recognition

     Global One accounts for revenues in accordance with SEC Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements.” SAB 101 requires that in order for revenue to be recognized, the following criteria must be met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

     Revenue for Global One’s telecommunication products and services is recognized based on the type of revenue associated with a particular product or service. The primary types of revenue include fixed or flat rate revenue, usage based revenue and revenue from equipment sales.

     Revenue is recognized in the period in which services are provided and when the other criteria are met. Revenue for fixed or flat rate, non-traffic driven charges is recognized ratably over the period in which the service is provided to the customer. Revenue for usage or traffic driven charges is recognized when usage occurs. Revenue from sales of equipment is recognized when the equipment is delivered and accepted by the customer.

Income taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss and tax credit carry forwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the tax rate change is enacted. A valuation allowance is recorded to reduce the deferred tax asset if it is more likely than not that some portion of the asset will not be realized.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 2: Summary of significant accounting policies (Continued)

Advertising costs

     Costs associated with advertising and promotions are expensed as incurred in accordance with the provisions of Statement of Position 93-7 “Reporting on Advertising Costs.” Advertising expenses, which are comprised of television, radio and print media, were $23.5 million and $20.5 million for the years ended December 31, 2000 and 1999, respectively.

Pensions and other employee benefits

     Global One operates numerous defined benefit and defined contribution pension plans. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. In some countries, the amount of provision is determined in accordance with the obligations under statutory post-employment benefit schemes. The net periodic cost under the defined benefit schemes is actuarially determined and recorded in earnings in each period.

Foreign currency translation

     Global One follows a translation policy in accordance with SFAS No. 52, “Foreign Currency Translation,” (as amended by SFAS No. 130, “Reporting Comprehensive Income”). Global One maintains its financial records in US dollars. In most instances, the local currency is considered the functional currency for each of Global One’s subsidiaries, except for operations in highly inflationary economies where the functional currency is the US dollar. Assets and liabilities of Global One’s subsidiaries are translated at the rates of exchange at the balance sheet date, while the components of investors’ equity are translated at the historical rate. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation adjustments are included in accumulated other comprehensive loss, a separate component of investors’ equity. Gains and losses from foreign currency transactions are included in the results of operations during the period incurred.

     For the subsidiaries operating in highly inflationary economies, monetary assets and liabilities are translated at current exchange rates while non-monetary assets and liabilities are translated at historical rates. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation adjustments are included in the results of operations in each period. Operating results and net assets in highly inflationary countries have not been significant for any period presented.

Concentrations of credit risk

     Financial instruments that potentially subject Global One to concentrations of credit risk primarily consist of cash equivalents and trade receivables. Global One has cash investment policies that limit investments to short-term, low-risk instruments. Global One’s cash is held primarily in US dollars and euros and is concentrated in banks in the United States and Europe.

     Global One sells its services and products to customers worldwide and generally, accounts receivable are unsecured. Global One performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses when necessary.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 2: Summary of significant accounting policies (Continued)

Fair value of financial instruments

     The carrying value of Global One’s cash and cash equivalents, accounts receivable, other assets, accounts payable, accrued expenses, other liabilities, and loans payable to affiliates approximate their fair value.

Use of estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Recent accounting pronouncements

     In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The statement requires entities that use derivative instruments to measure these instruments at fair value and record them as assets or liabilities on the balance sheet. It also requires entities to reflect the gains or losses associated with changes in the fair value of these derivatives, either in earnings or as a separate component of comprehensive income, depending on the nature of the underlying contract or transaction. Global One is adopting SFAS 133 and the corresponding amendments under SFAS 138 effective as of January 1, 2001. The impact of adopting SFAS 133, as amended, is not expected to have a material impact on the combined financial statements.

     The accounting treatment for the sale of network transmission capacity within the telecommunications industry is currently under review by the accounting profession. Global One currently treats the leasing of IRU’s as capital additions, when such treatment is appropriate under the accounting rules, and depreciates the capitalized amount over the estimated useful life.

Comprehensive Income

     Accumulated other comprehensive loss, as presented on the accompanying combined balance sheets, consists of the cumulative foreign currency translation adjustment.

Note 3: Contemplated acquisition of Equant

     On November 20, 2000, FT announced that it had entered into an agreement to contribute to Equant N.V. (“Equant”) 100% of the share capital of certain Global One entities and to acquire a majority stake in Equant. This transaction is expected to be completed by the middle of 2001. Upon consummation of this transaction, FT will indirectly own a 54.3% interest in the combined company. This transaction would take place as follows:

•	FT will contribute to Equant, through Atlas Telecommunications S.A., or Atlas, 100% of the share capital of Global One Communications World Holding B.V. and Global One Communications Holding B.V., which will have net cash of $300 million, in exchange for 80,617,348 newly issued Equant common shares. FT will retain Global One’s carrier voice,

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 3: Contemplated acquisition of Equant (Continued)

GIP-IPL and the majority of its calling card business lines which are excluded from the transaction;

•	FT through Atlas, will subscribe for 10 million newly issued Equant convertible preference shares for $1 billion; each preference share will have the same voting rights as one Equant common share and will automatically convert into one new Equant common share five years after the closing; and

•	FT will then acquire 67,950,000 Equant common shares from the SITA Foundation for FT shares at a ratio of 2.2 Equant shares per FT share. Based on an average share price for the period of 30 trading days ending November 20, 2000, or €112.4 per share, the price per share offered to SITA equals €51.1 per share, resulting in total consideration of approximately €3.5 billion.

     The proposed acquisition of Global One by Equant has been approved by the boards of Equant and FT, and is conditional upon the approval of Equant shareholders. An Extraordinary General Meeting will be convened to consider this proposal in due course. The combination is also conditional upon certain regulatory approvals from the European Union and the U.S. authorities. It is also subject to certain customary termination provisions.

     Upon completion of the transaction FT will issue to all Equant shareholders other than the SITA Foundation one contingent value right (“CVR”) in respect of each common share held on the trading day immediately prior to the closing date of these transactions. FT will also issue CVRs to certain holders of options and restricted share awards under the Equant 1998 Share Option Plan.

Note 4: Financial instruments

     In the normal course of business, Global One uses derivative and other financial instruments for the purpose of hedging currency risk. Such instruments include foreign currency exchange contracts. As a policy, Global One does not engage in speculative or leveraged transactions, nor does Global One hold or issue financial instruments for trading purposes. Gains or losses on foreign exchange contracts are recognized based on changes in exchange rates. The counterparties to these contracts are major financial institutions and Global One does not have any significant exposure to any one counterparty. Management believes that the risk of credit loss is remote and in any event would be immaterial. The notional value of open forward exchange contracts to buy various foreign currencies totaled $13.0 million as of December 31, 2000 and $9.0 million as of December 31, 1999. For both years, all open contracts had original maturities of six months or less. Contract amounts are marked to market, with the changes in market value recorded to earnings as foreign exchange gains or losses in the combined statements of operations. Such amounts were not significant for all periods presented. The fair values of foreign exchange contracts were estimated based on quoted market prices.

     During the year ended December 31, 1999, Global One purchased and sold available-for-sale securities with a cost basis of $17.0 million. The resulting gains from these transactions were not significant and are included in other expense, net in the combined statements of operations.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 5: Accounts receivable

     Accounts receivable consist of the following:

	December 31,	December 31,
	2000	1999

	(U.S. dollars in thousands)
Accounts receivable	$424,208	$196,108
Unbilled receivables	64,471	73,601

	488,679	269,709
Less: allowance for doubtful accounts	(88,020)	(61,669)

	$400,659	$208,040

     During the years ended December 31, 2000 and 1999, Global One recorded write-offs of $26.9 million and $13.5 million, respectively, against the allowance for doubtful accounts.

     The December 31, 2000 balance includes accounts receivable balances with DT and Sprint which, at December 31, 1999 were recorded as receivable from affiliates (see Note 12).

Note 6: Goodwill and other intangible assets

     Goodwill and other intangible assets include the following:

	December 31,	December 31,
	2000	1999

	(U.S. dollars in thousands)
Goodwill	$4,036,948	$593,747
Customer relationship	185,000	—
Workforce	64,000	—
Trademarks	54,000	—
Other intangibles	9,550	4,190

	4,349,498	597,937
Less: accumulated amortization	(331,007)	(461,415)

	$4,018,491	$136,522

     In accordance with SEC Staff Accounting Bulletin No. 54 (“SAB 54”), “Push Down Basis of Accounting in Financial Statements of Subsidiaries,’’ Global One has reflected for financial reporting purposes the purchase accounting from the FT Acquisition. Accordingly, Global One’s combined financial statements reflect a process generally referred to as ”push down’’ accounting. The cumulative effect of pushing down the $3,898.0 million purchase price paid by FT resulted in Global One recording $185.0 million in intangible assets associated with the customer relationship, which is amortized over five years, $64.0 million in intangible assets associated with the workforce, which is amortized over three years, and $54.0 million in trademarks, which are amortized over twenty years. In addition, Global One’s combined financial statements reflect goodwill of $3,859.0 million, which is being amortized over twenty years. No portion of the excess purchase price was allocated to the net tangible assets of Global One as the carrying value of those net tangible assets approximated their fair value at the date of consummation.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 6: Goodwill and other intangible assets (Continued)

     In connection with its formation in 1996, Global One recorded goodwill which was being amortized over a five-year life. As of the date of the FT Acquisition, $95.2 million of this amount remained unamortized. In accordance with APB 16, the FT Acquisition impacted Goodwill as follows:

Total Gross
Book Value

(U.S. dollars
in thousands)
Beginning balance of goodwill	$593,747
Fully amortized portion of DT and Sprint’s portion of goodwill from formation (amount also deducted from accumulated amortization)	(346,799)
Push down goodwill of $3,859,000, less $69,000 of goodwill already recorded, representing DT and Sprint’s remaining portion of the goodwill from formation	3,790,000

$4,036,948

     The amortization period for the remaining $95.2 million of goodwill from Global One’s formation was reset to twenty years as of the date of consummation of the FT Acquisition to reflect its expected remaining useful life.

     The impact of push down accounting described above resulted in an increase to investors’ equity of $4,093.0 million. Such increase was credited to accumulated deficit and accumulated other comprehensive loss at the date of the FT Acquisition by writing up those balances by 72.5%, which represents the approximate former interest of DT and Sprint. The remainder of the increase was credited to contributed capital.

     The following table presents selected unaudited financial information for the periods before and after the FT Acquisition.

	For the three months	For the nine months
	ended March 31, 2000	ended December 31, 2000

	(U.S. dollars in thousands)
Telecommunications service revenue	279,519	852,196
Amortization of goodwill and other intangible assets	27,703	188,688
Net loss	(218,915)	(620,077)

     Pro forma net loss for the years ended December 31, 2000 and 1999, as if the new accounting basis had been effective for the whole year, was $874.9 million and $1,045.0 million, respectively.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 7: Property and equipment

     Property and equipment, net comprise the following:

	December 31,	December 31,
	2000	1999

	(U.S. dollars in thousands)
Property and equipment, at cost:
Buildings and leasehold improvements	$40,518	$34,959
Network assets	809,330	724,338
Computers and other equipment	118,766	120,138
Furniture	16,324	13,478

	984,938	892,913
Less: accumulated depreciation	(385,001)	(281,999)

	599,937	610,914
Construction in process (primarily network assets)	264,684	105,185

Total property and equipment	$864,621	$716,099

     In 1999, Global One recorded an impairment charge of $66.7 million to write-down certain fixed assets to their net realizable value. This charge was recorded following a study of Global One’s fixed assets, which also included a worldwide physical inventory. The purpose of this study was to determine if any fixed assets were technologically outdated or obsolete. This charge is included in cost of revenue in the combined statement of operations for the year ended December 31, 1999.

Note 8: Borrowings

     Loans payable to affiliates

     At December 31, 2000, loans payable to affiliates represented short-term borrowings under a facility with FT and totaled $451.3 million. At the beginning of 2000, Global One had credit facility agreements with Atlas and Sprint. During the year, these credit facility agreements were terminated and were replaced by new credit facility agreements with FT. The agreements with FT open at year-end provide for loans of up to $451.3 million denominated in US dollars and euros and are available until March 2001. The credit facilities bear interest at the three-month LIBOR rate plus 20 basis points per annum. The interest rates applicable to these loans range from 5.15% to 6.75%. There were no available borrowings under these facilities at December 31, 2000.

     At December 31, 1999, loans payable to affiliates represented short-term borrowings from Atlas and Sprint and totaled $653.0 million. During 1999, Global One entered into credit facility agreement with Atlas for a total of $406.5 million. This facility was available for use until the maturity date of June 20, 2000. The credit facilities bore interest at the three-month LIBOR rate plus 20 basis points per annum. At December 31, 1999, $377.0 million was used and $29.5 million was available. Outstanding borrowings incurred interest at 6.35%. Global One’s credit facility with Sprint Global Venture Inc. totaled $294.5 million. At December 31, 1999, $276.0 million was used and $18.5 million was available. For the amounts outstanding at December 31, 1999, the interest rates ranged from 6.27% to 6.36%. This facility originally matured on June 20, 2000 and bore interest at the three-month LIBOR rate plus 20 basis points per annum. These facilities were assumed by FT at the time of the FT Acquisition (see Note 1).

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 8: Borrowings (Continued)

     Third party lines of credit

     Global One had available lines of credit at five multinational financial institutions as of December 31, 2000 and four as of December 31, 1999. The available borrowings under the revolving lines of credit totaled $390.0 million as of December 31, 2000 and $340.0 million as of December 31, 1999. $30.0 million of availability under these lines are allocated in each year for transactions pertaining to forward rate agreements, currency options, and interest rate swaps with a maximum maturity period of twelve months. The interest rate for these lines of credit is the three-month LIBOR rate plus 20 basis points per annum. As of December 31, 2000 and 1999, there were no loans outstanding on the above lines of credit. As of December 31, 2000 and 1999, there were $29.0 million and $5.0 million, respectively, of the credit lines that were allocated for the purpose of securing letters of credit. Amounts of the credit lines reserved for open letters of credit totaled $23.0 million at December 31, 2000 and $3.0 million at December 31, 1999.

Note 9: Commitments and contingencies

     Global One leases certain equipment, network assets, warehouses and office facilities under operating leases that expire at various dates through 2011. Rental expense for the years ended December 31, 2000 and 1999 amounted to $111.4 million and $127.7 million, respectively, net of rental income on non-cancelable leases and subleases of $0.8 million in 2000. See Note 12 for a discussion of leases entered into with related parties.

     The future minimum lease payments due under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2000, are as follows:

Operating
Leases

(U.S. dollars in thousands)
2001	$87,931
2002	70,103
2003	51,940
2004	31,940
2005	11,547
2006 and thereafter	15,566

Total minimum lease payments	$269,027

     Non-cancelable commitments for additions to property and equipment amounted to approximately $218.0 million at December 31, 2000.

     Global One is subject to various legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. It is impossible at this time for Global One to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any such liability, to the extent not provided for through insurance or otherwise, would be material in relation to Global One’s combined financial position or results of operations.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 10: Income taxes

     The components of the provision for income taxes are as follows:

	Year Ended December 31,

	2000	1999

	(U.S. dollars in
	thousands)

Current
North America	$79	365
Western Europe	4,000	2,821
Russia/Eastern Europe/Middle East/Africa	4,369	4,359
Asia/Pacific	272	167
Latin America	186	446

Total current	$8,906	$8,158

Deferred	$—	$—

Provision for income taxes	$8,906	$8,158

     The components of loss before income taxes and the differences between income tax expense reflected in the financial statements and the amounts calculated using the U.S. federal statutory rate of 35% as a reference are as follows:

		Year Ended December 31,

		2000		1999

		(U.S. dollars in thousands)
United States		$(32,190)		$(37,992)
Other		(797,896)		(858,158)

Loss before provision for income taxes		$(830,086)		$(896,150)
Income taxes at the U.S. federal statutory rate	(35.0)%	$(290,530)	(35.0)%	$(313,653)
Foreign rate differential	(0.2)%	(1,325)	(0.1)%	(4,063)
Other permanent differences	9.4%	78,164	2.2%	20,771
Non-deductible goodwill amortization	9.1%	75,737	4.6%	41,975
Losses without tax benefits	18.8%	156,564	18.3%	164,512
Changes in valuation allowance	(1.1)%	(9,704)	11.0%	98,616

Provision for income taxes	1.0%	$8,906	1.0%	$8,158

     Losses without tax benefit represent losses included in the combined financial statements that will not result in any tax benefit for Global One under the tax rules of the jurisdictions in which losses were incurred or under tax sharing arrangements.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 10: Income taxes (Continued)

     Significant components of Global One’s deferred income tax assets and liabilities are as follows:

	Year Ended December 31,

	2000	1999

	(U.S. dollars in thousands)
Net operating loss carryforwards	$409,509	$412,142
Book/tax difference on accumulated depreciation	27,842	40,230
Other deferred tax assets	55,393	36,432

Total deferred tax assets	492,744	488,804
Deferred tax liabilities	(32,801)	(19,507)

Net deferred tax assets	459,943	469,297
Valuation allowance	(459,943)	(469,297)

Net deferred income tax asset (liability)	$—	$—

     The deferred tax assets and liabilities are primarily classified as non-current. The valuation allowance has been provided because it is more likely than not that the net deferred tax assets will not be realized. As a result of the FT Acquisition (see Note 1), approximately $330.0 million of the valuation allowance will be allocated to goodwill if and when the related deferred tax assets are realized by Global One.

     Net operating loss carryforwards totaling $1,227.6 million at December 31, 2000 are available to reduce future taxable income, subject to certain limitations under the tax rules of the various jurisdictions in which the losses were incurred. The carryforwards expire as follows:

(U.S. dollars in thousands)
2001	$12,126
2002	29,506
2003	41,535
2004	36,956
2005 and thereafter	1,107,509

Total	$1,227,632

     Global One’s provision for income taxes is determined based on the separate provisions of each of the entities included in the combined financial statements. The entities included in the combined financial statements have operations located in various jurisdictions throughout the world. Global One does not have a tax sharing agreement with FT.

Note 11: Employee benefits

     Global One sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. Global One also provides postretirement benefits, primarily health care to U.S. employees and their dependents. Plan assets are principally invested in equity securities and corporate bonds.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 11: Employee benefits (Continued)

     The cost of defined benefit plans was as follows:

			Other
			Postretirement
	Pension Benefits		Benefits

	2000	1999	2000	1999

	(U.S. dollars in thousands)
Components of net benefit cost
Service cost	$3,959	$4,332	$104	$155
Interest cost	2,408	2,183	93	103
Expected return on assets	(2,308)	(1,714)	—	—
Amortization of prior service cost	147	154	78	78
Amortization of (gain) loss	(106)	(53)	(30)	—

Net benefit cost	$4,100	$4,902	$245	$336

     In addition, the costs for defined contribution plans were $5.7 million and $5.0 million during the years ended December 31, 2000 and 1999, respectively.

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 11: Employee benefits (Continued)

     The status of the defined benefit plans was as follows:

			Other
			Postretirement
	Pension Benefits		Benefits

	2000	1999	2000	1999

	(U.S. dollars in thousands)
Change in benefit obligation
Benefit obligation at January 1	$27,975	$25,282	$1,089	$1,424
Service cost	3,959	4,332	104	155
Interest cost	2,408	2,183	93	103
Plan amendments	631	—	—	—
Actuarial (gain) loss	(180)	(900)	100	(573)
Benefits paid	(3,360)	(2,499)	(21)	(20)
Foreign exchange rate changes	(1,900)	(650)	—	—
Other	167	227	—	—

Benefit obligation at December 31	$29,700	$27,975	$1,365	$1,089

Change in plan assets
Fair value at January 1	$23,014	$15,902	$—	$—
Actual return on assets	140	3,054	—	—
Foreign exchange rate changes	(1,632)	(514)	—	—
Employer contributions	3,981	5,201	—	—
Employee contributions	167	227	—	—
Benefits paid	(3,360)	(2,499)	(21)	(20)
Payment made directly to participants	1,893	1,643	21	20

Fair value at December 31	$24,203	$23,014	$—	$—

Statement of funded status
Unfunded benefit obligation	$(5,497)	$(4,961)	$(1,365)	$(1,089)
Unamortized prior service cost	2,201	1,870	746	824
Unrecognized net gain	(1,721)	(2,119)	(535)	(665)

Net liability recognized	$(5,017)	$(5,210)	$(1,154)	$(930)

Amounts recognized in balance sheet
Prepaid benefit costs	$965	$901	$—	$—
Accrued benefit liabilities	(5,990)	(6,165)	(1,154)	(930)
Other	8	54	—	—

Net liability recognized	$(5,017)	$(5,210)	$(1,154)	$(930)

Assumptions as of December 31
Discount rate	6.30%- 7 .50%	6.60%- 7.85%	7.50%	7.85%
Long-term rate of compensation increase	4.25%- 5 .60%	4.50%- 5.70%	4.25%	4.50%
Long-term rate of return on funded assets	9.50%-10 .00%	9.00%-10.00%

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 11: Employee benefits (Continued)

     The net liabilities relating to these plans are included in other liabilities in the combined balance sheet for all periods presented.

Note 12: Related party transactions

     Global One has entered into a series of transactions with its related parties and/or subsidiaries of those related parties. Global One’s related parties are: FT, DT and Sprint. FT is treated as a related party for all periods presented. DT and Sprint are treated as related parties as of and for the year ended December 31, 1999 and for the three month period ended March 31, 2000. Effective with the FT Acquisition (see Note 1), DT and Sprint no longer have ownership in Global One and, therefore, any transactions with those parties subsequent to that date are reflected as third party transactions in these combined financial statements.

     The global products and services of Global One are produced and rendered through a set of entities: mainly FTLD, the long distance division of France Telecom; GPS; and Global One’s local sales and services units (LSSU’s). All these entities provide services to the others based on a series of agreements implemented in the second half of 2000.

     These agreements require FTLD to sell switched voice minutes, bandwidth and IP connectivity to GPS, combining FTLD’s resources with the resources owned by the LSSUs for which FTLD is invoiced by the LSSUs. Under these agreements, all costs invoiced by FTLD, as well as the central function costs, including global products, global sales, finance and corporate services, are accounted for within GPS. The LSSUs then purchase their manufactured global products and services from GPS. The net effect of these agreements totaled $98.0 million for the year ended December 31, 2000, which is recorded as an offset to cost of revenues in the combined statement of operations.

     For the year ended December 31, 2000, Global One recorded $59.3 million in telecommunications services revenue from FT. Global One recorded $15.5 million and $33.4 million in telecommunications service revenue from DT and Sprint, respectively, for the three months ended March 31, 2000, the period those entities were considered related parties. For the year ended December 31, 1999, Global One recorded $56.9 million, $43.9 million, and $152.1 million in telecommunications services revenue from FT, DT and Sprint, respectively. The services provided to FT, DT, and Sprint primarily represent the use of Global One’s network by those parties.

     In addition, Global One has arrangements in place such that if Global One sells FT, DT, or Sprint telecommunication services to an external customer, Global One earns commission on such sales. In the aggregate, Global One recorded $1.4 million and $17.5 million in revenues for the years ended December 31, 2000 and 1999, respectively, related to these commissions. Such commissions are recorded on a net basis as Global One is acting as an agent for those parties.

     For the year ended December 31, 2000, Global One recorded $44.4 million in cost of revenue from FT. Global One recorded $23.3 million and $47.4 million in cost of revenue from DT and Sprint, respectively, for the three months ended March 31, 2000, the period those entities were considered related parties. For the year ended December 31, 1999, Global One recorded $88.9 million in cost of revenue from FT, $97.0 million in cost of revenue from DT and $232.9 million in cost of revenue from Sprint. The services provided by these related parties primarily represent the use of their respective networks by Global One. Also included within the cost of revenue amounts disclosed above, is rental

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 12: Related party transactions (Continued)

expense for transmission line leases with related parties totaling $19.7 million and $63.7 million for the years ended December 31, 2000 and 1999, respectively.

     During the years ended December 31, 2000 and 1999, Global One recorded $3.3 million and $15.7 million in general and administrative expenses from Sprint, primarily relating to the cost of a lease for office space and certain support services provided to Global One.

     As of December 31, 2000, Global One had receivable and payable balances from FT totaling $412.0 million and $307.0 million, respectively, relating to the effects of the transactions described above. Additionally, Global One had loans payable to FT totaling $451.3 million as of December 31, 2000 and incurred interest expense on those loans totaling $28.3 million for the year ended December 31, 2000 (see Note 8).

     As of December 31, 1999, Global One had receivable and payable balances from its affiliates totaling $151.3 million and $201.5 million, respectively. Additionally, Global One had loans payable to affiliates totaling $653.0 million as of December 31, 1999 and incurred interest expense on those loans totaling $16.4 million for the year ended December 31, 1999.

     Included within network assets are IRU lease agreements entered into with related parties totaling $0.5 million and $63.8 million as of December 31, 2000 and 1999, respectively. The significant decrease in the related party IRU asset balance during 2000 resulted from Sprint and DT not being treated as related parties at December 31, 2000 following the FT Acquisition (see Note 1).

Note 13: Segment information

     In accordance with the provisions of SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” certain information is disclosed based on the way the chief operating decision maker (“CODM”) evaluates segment performance and decides how to allocate resources to segments. Based on the current structure and reporting to the CODM, management believes Global One’s operations comprise one reportable segment, telecommunications services. Global One operates throughout the world. In the following table, countries are grouped into geographic regions that are significant.

As of or the year ended					Western	Combined
December 31,	Asia/Pacific	North America	Latin America	REEMEA	Europe	Total

	(U.S. dollars in thousands)
2000
Revenue	$104,690	$245,560	$69,854	$164,872	$546,739	$1,131,715
Long Lived Assets	117,926	338,657	29,408	71,280	307,350	864,621
1999
Revenue	68,668	168,264	44,886	137,148	638,019	1,056,985
Long Lived Assets	84,493	251,868	23,441	75,397	280,900	716,099

     REEMEA consists of Russia, Eastern Europe, the Middle East and Africa. Revenues and long-lived assets are reflected based on the legal entity in which they are recorded.

     The United States (included in North America) and the United Kingdom (included in Western Europe) are individually significant to Global One. No other single country was significant for any period presented. Revenues in the United States and the United Kingdom totaled $182.5 million and

GLOBAL ONE
NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Note 13: Segment information (Continued)

$133.5 million, respectively, for the year ended December 31, 2000. Revenue in the United States and the United Kingdom totaled $114.9 million and $165.2 million, respectively, for the year ended December 31, 1999. Long-lived assets in the United States and the United Kingdom as of December 31, 2000 were $333.9 million and $122.8 million, respectively. Long-lived assets in the United States and the United Kingdom as of December 31, 1999 were $249.9 million and $92.2 million, respectively.

     Long-lived assets consist of property and equipment (net of accumulated depreciation). Long-lived assets do not include goodwill and other intangible assets that are not allocated geographically by Global One. Goodwill and other intangible assets balances at December 31, 2000 and December 31, 1999 were $4,018.5 million and $136.5 million (see Note 6). Global One is not currently organized as a single legal entity and does not have a principal country in which it operates. Therefore, the above disclosures do not include those for a country of domicile.

     The table below presents external revenues for groups of similar products and services:

	Year Ended December 31,

	2000	1999

	(U.S. dollars in thousands)
Data and Internet Protocol	$711,514	$640,809
Voice	340,213	341,613
Calling Cards	66,379	69,469
Other	13,609	5,094

Total	$1,131,715	$1,056,985

     Revenues from one customer accounted for approximately 14% of combined revenues in each of the years ended December 31, 2000 and 1999.

Note 14: Restructuring charges

     During 1998, Global One recorded an $85.3 million charge to earnings attributable to a restructuring plan. The restructuring plan primarily included the reconfiguration of Global One’s network, the reconfiguring and consolidation of Global One’s financial systems and the elimination of certain operational redundancies associated with the migration to a shared services environment. The charge consisted of amounts paid to third parties as well as the write-down of certain assets. As of December 31, 1998, approximately $31.7 million of costs remained unpaid and was included in accrued expenses in the combined balance sheet at that date. As of December 31, 1999, all amounts relating to the restructuring charge have been paid.

EXHIBIT INDEX

TO BE UPDATED ONCE WE DECIDE ON WHICH AGREEMENTS WILL BE FILED

Exhibit Number

1.1	Articles of Association of the Company (amended and restated as of June 29, 2001)
4.1	Contribution Agreement (incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.)
4.2	Heads of Agreement (incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.)
4.3	Strategic Relationship Umbrella Agreement
4.4	Services Agreement
4.5	Transition and Management Agreement
8.1	List of Subsidiaries