Form 20-F
period 2002-12-31
EQUANT NV
filed 2003-03-17
CIK 1064531

As filed with the Securities and Exchange Commission on March 17, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
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

Ordinary Shares, nominal value Euro 0.01 per share	282,709,057
Convertible Preference Shares, nominal value Euro 0.01 per share	10,000,000

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

In this document, the “Company,” “Equant,” “we,” “us,” and “our” refer to Equant N.V. The “Network” refers to the network we operate and which is described in “Item 4. Information on the Company — Business Overview — Our Skills and Know How.”

FORWARD-LOOKING STATEMENTS

Some of the statements in this document are forward-looking. These forward-looking statements include statements in “Item 4. Information on the Company” relating to competition, trends and anticipated developments in the industry and the data network services market. These forward-looking statements also include statements in “Item 11. Quantitative and Qualitative Disclosure About Market Risk” and statements relating to our performance in “Item 5. Operating and Financial Review and Prospects.” In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by or on behalf of us. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may,” “will,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include (i) continued deterioration of the global economy or prolonged delay in the anticipated global economic turnaround; (ii) our failure to recover all of the costs associated with the restructuring and integration of Global One with us; (iii) our membership in the France Telecom Group; (iv) adverse effects of our relationship with France Telecom, SITA or other indirect sales channels; (v) the adverse effects of the vulnerability of the Network to intentional or unintentional disruption; (vi) the effect of, and changes in, regulation and government policy; (vii) the effects of competition; (viii) the timely development and acceptance of our new products and services; (ix) the effect of technological changes in communication and information technology; and (x) our success at managing the risks of the foregoing.

All forward-looking statements in this document are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this document or otherwise. In addition, please note that the matters set forth under the caption “Risk Factors” constitute cautionary statements identifying important factors with respect to these forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

We publish our consolidated financial statements in U.S. dollars. As used in this document, “U.S. dollar,” “dollar” or “$” means the currency of the United States of America, and “Euro” or “€” means the Euro, the common currency of twelve member states of the European Union. Unless otherwise indicated, the financial information relating to Equant contained in this annual report has been prepared in accordance with accounting principles generally accepted in France (French GAAP), which differs in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). See Note 30 to our audited consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 (together with the notes thereto, the “Consolidated Financial Statements”) included elsewhere in this annual report on Form 20-F for a description of the significant differences between French GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity. Certain financial information relating to Global One, which is contained in this annual report has been prepared in accordance with U.S. GAAP.

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

Item 2.   Offer Statistics and Expected Timetable

     This item is not applicable.

Item 3.   Key Information

SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” the Consolidated Financial Statements and the Global One combined financial statements, including the notes thereto, found elsewhere in this document.

The following tables present selected financial and other data as of and for each of the years in the four-year period ended December 31, 2002.

We report our results in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Note 30 to the Consolidated Financial Statements provides a description of the significant differences between French GAAP and U.S. GAAP as they relate to our business and a reconciliation to U.S. GAAP of our net income and shareholder’s equity prepared in accordance with French GAAP as of and for the years ended December 31, 2001 and 2002. We are unable to present our financial results for 1998 under French GAAP without unreasonable effort or expense.

The selected French GAAP consolidated financial data for each of the years ended December 31, 1999, 2000, 2001 and 2002 have been derived from the Consolidated Financial Statements and the notes thereto found elsewhere in this document. PricewaterhouseCoopers, independent accountants, audited the financial statements for the years ended December 31, 1999 and 2000. The financial statements for the years ended December 31, 2001 and 2002 were audited by PricewaterhouseCoopers LLP and Ernst & Young LLP, independent accountants, as indicated in their joint report found in the “F” pages in this document. The selected U.S. GAAP combined consolidated financial data for the years ended December 31, 2001 and 2002 has been derived from Note 30 to the Consolidated Financial Statements.

While under French GAAP our combination with Global One is treated as an acquisition of Global One by us, under U.S. GAAP the transaction is accounted for as a reverse acquisition of Equant by Global One. Under U.S. GAAP the historical financial data relate to Global One alone (rather than Equant) in the periods prior to the date of the business combination. The data for 1999 and 2000 include those business lines of Global One that were not contributed to us in the combination, principally Global One’s carrier and calling card businesses and therefore is not comparable to the 2001 or 2002 data, which exclude these business lines beginning on June 30, 2001 as well as including our results from that date.

The selected U.S. GAAP combined financial data for the years ended December 31, 1999 and 2000 have been derived from the combined financial statements of Global One and the notes thereto found elsewhere in this document. The combined financial statements of Global One for the year ended December 31, 2000 were audited by RSM Salustro Reydel and Ernst & Young Audit, independent accountants, as indicated in their report found in the “F” pages in this document.

Selected Financial Data presented in accordance with French GAAP:

	Year ended December 31,

	1999(1)	2000(1)	2001(2)	2002

	(U.S. dollars in millions, except share and per share)
Consolidated statement of operations data:
Sales of services and products	$1,031.3	$1,473.4	$2,390.7	$2,973.1
Operating profit/(loss)	22.3	15.5	(267.0)	(383.9)
Net profit/(loss) from continuing operations	12.2	(47.6)	(387.2)	(589.7)
Discontinued operations	(0.2)	(0.3)	10.8	—
Net profit/(loss)	$12.0	(47.9)	(376.4)	(589.7)
Basic and diluted net loss per share (5)
Income/(loss) from continuing operations	$0.06	$(0.24)	$(1.56)	$(2.01)
Discontinued operations, net of tax	—	—	0.04	—
Net income/(loss) per share	$0.06	$(0.24)	$(1.52)	$(2.01)

Weighted average number of shares, basic (5)	201,477,046	201,503,333	247,985,649	292,706,013
Weighted average number of shares, diluted (5)	203,467,643	201,503,333	247,985,649	292,706,013

Consolidated balance sheet data:
Cash and cash equivalents	$205.9	$53.5	$385.8	$452.2
Accounts receivable and other current assets	341.2	532.2	1,547.3	1,277.5
Non-current assets	601.8	1,121.2	1,786.0	1,464.5
Total assets	1,148.9	1,706.9	3,719.1	3,194.2
Current liabilities	289.3	445.9	1,305.8	1,291.8
Long-term liabilities	45.6	519.0	135.4	124.4
Minority interests	0.6	0.4	0.4	0.7
Total shareholders’ equity	813.4	741.6	2,277.5	1,777.3
Total liabilities and shareholders’ equity	1,148.9	1,706.9	3,719.1	3,194.2

Other financial data:
Net cash provided by/(used in) operating activities	$96.4	$69.2	$(117.4)	$383.1
Net cash used in investing activities	$(352.0)	$(620.4)	$(129.2)	$(367.8)
Net cash provided by financing activities	$4.9	$400.9	$574.8	$50.4
EBITDA(6)	$158.4	$177.1	$135.3	$192.0

Selected Financial Data presented in accordance with U.S. GAAP:

	Year ended December 31,

	1999(3)	2000(3)	2001(4)	2002

	(U.S. dollars in millions, except share and per share)
Consolidated statement of operations data:
Sales of services and products	$1,057.0	$1,131.7	$2,102.5	$2,973.1
Operating loss	(832.6)	(793.7)	(8,653.2)	(2,938.5)
Net loss from continuing operations	(904.3)	(839.0)	(8,726.8)	(3,105.7)
Discontinued operations	—	—	14.5	—
Net loss	$(904.3)	(839.0)	(8,712.3)	(3,105.7)
Basic and diluted net loss per share(5)
Loss from continuing operations	$(11.22)	$(10.41)	$(46.27)	$(10.99)
Discontinued operations, net of tax	—	—	0.08	—
Net loss per share	$(11.22)	$(10.41)	$(46.19)	$(10.99)

Weighted average number of shares, basic(5)	80,617,348	80,617,348	188,614,419	282,706,013
Weighted average number of shares, diluted(5)	80,617,348	80,617,348	188,614,419	282,706,013

Consolidated balance sheet data:
Cash and cash equivalents	$74.4	$40.6	$385.8	$452.2
Accounts receivable and other current assets	476.7	916.6	1,560.3	1,245.7
Non-current assets	870.7	4,908.0	4,294.7	1,633.4
Total assets	1,421.8	5,865.2	6,240.8	3,331.3
Current liabilities	1,273.1	1,392.3	1,288.5	1,303.7
Long-term liabilities	17.6	21.5	234.0	186.6
Minority interests	—	—	0.4	0.7
Total shareholders’ equity	131.1	4,451.4	4,717.9	1,840.3
Total liabilities and shareholders’ equity	1,421.8	5,865.2	6,240.8	3,331.3

Other financial data:
Net cash provided by/(used in)operating activities	$(556.1)	$(555.3)	$(937.7)	$242.2
Net cash used in investing activities	$(369.6)	$(342.0)	$(33.9)	$(367.8)
Net cash provided by financing activities	$914.4	$869.7	$1,313.1	$191.3

(1)	Includes the results of Equant only.

(2)	Includes the results of Equant for the twelve months ending December 31, 2001 and Global One for the period from June 30, 2001 to December 31, 2001.

(3)	Includes the results of Global One which included the excluded businesses, namely the calling card and carrier businesses.

(4)	Includes the results of Global One for the twelve months ending December 31, 2001, including the excluded businesses for the period from January 1, 2001 through June 29, 2001 and Equant for the period from June 30, 2001 through December 31, 2001.

(5)	Basic net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during each period. Under U.S. GAAP the weighted average number of shares outstanding in 1999 and 2000 is deemed to be the actual number of shares issued by Equant in exchange for the contribution of Global One on June 29, 2001.

(6)	“EBITDA” is defined as earnings before finance charges, income taxes, share plan costs, non-recurring charges, depreciation and amortization. EBITDA should be considered only in conjunction with all of the information in the Selected Financial Data as well as the Consolidated Financial Statements. You should not consider EBITDA to be an alternative to operating profit/loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity. A reconciliation of EBITDA to operating loss is included within “Item 5. Operating and Financial Review and Prospects—Operating and Financial Review under French GAAP.” Although many companies calculate measures of EBITDA and include these in their financial statements, EBITDA is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. EBITDA is used in the telecommunications industry as a measure of financial performance by excluding certain variables that affect net income (including asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of the operations of a telecommunications company. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.

(7)	Under U.S. GAAP, effective January 1, 2002, we adopted the fair value recognition provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (SFAS 123), in accounting for our stock-based compensation plans. Prior to 2002, we applied the intrinsic value method (as permitted under SFAS 123), defined in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under the modified prospective method of adoption for SFAS 123 we selected under the provisions of SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results for prior years have not been restated.

RISK FACTORS You should carefully consider the risk factors described below in addition to the other information presented in this document. This document also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face.

The Interests Of France Telecom, Our Largest Shareholder, May Differ From The Interests Of Our Other Shareholders

Since acquiring us, France Telecom has taken an active interest in our business, including operational matters ordinarily decided by our management. France Telecom, through its subsidiary, Atlas, holds approximately 54.2% of our voting shares. Accordingly, France Telecom has the ability to control us, and to determine matters submitted for a vote of shareholders. France Telecom also has the right to control the appointment and removal of members of the Management Board and the majority of the members of the Supervisory Board. Through its control of the Supervisory Board, France Telecom can also require the Management Board to submit specific matters not specified by the Articles of Association to the Supervisory Board and direct us to take actions that we may not otherwise take. France Telecom’s interest in exercising these powers may not be consistent with the interests of our minority shareholders.

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

France Telecom Could Sell Shares Of Ours That It Owns

France Telecom could sell our shares at any time, subject to the restrictions contained in the Contribution Agreement signed by France Telecom, Atlas and SITA in November 2000. France Telecom currently owns about 54.2% of our shares.

The Contribution Agreement generally prohibits France Telecom from selling or otherwise disposing of more than an aggregate of 25% of our shares between June 29, 2002 and June 29, 2005. France Telecom can dispose of shares beyond these limits if our independent directors approve, or if our public shareholders can participate, or if the transaction would combine us with another company and France Telecom would hold at least 34% of the voting rights in the new entity. The Contribution Agreement also prohibits France Telecom from knowingly permitting a third party to acquire or accumulate an interest in us that makes that third party our largest shareholder at a level of 34% or more, unless all of our shareholders are treated the same as France Telecom.

France Telecom could sell shares, within the constraints described above, in several ways, including public sales or private sales to strategic or other investors. In addition, because France Telecom controls us, it may be able to cause us to waive or amend the restrictions of the Contribution Agreement, although this would require the consent of our independent directors. Any proposed or actual sale of our shares could cause our share price to decline.

We Have A History Of Operating Losses

Global One and we have had a history of operating and net losses.

In 2001, we had revenues of $2.4 billion, operating losses of $267 million and net losses of $376 million. As reported under U.S. GAAP, our 2001 revenues were $2.1 billion, we incurred operating and net losses of $8.7 billion.

In 2002, we had revenues of approximately $3.0 billion, operating losses of $384 million and net losses of $590 million. As reported under U.S. GAAP, our 2002 revenues are approximately $3.0 billion; we incurred operating losses of approximately $2.9 billion and net losses of $3.1 billion.

We cannot guarantee that we will achieve or maintain profitability by any measure or, if we do achieve profitability, we may be unable to sustain or increase it on a quarterly or annual basis in the future.

Our Failure to Recoup From France Telecom The Maximum Restructuring and Integration Costs Incurred During The Integration Period Would Have A Corresponding Adverse Impact On Our Cash Position

Under the terms of the merger, France Telecom agreed to reimburse us for half of the fully loaded cost of employing and terminating the first 2500 employees determined by us to be unnecessary for our long-term operation. These employees must be terminated by the end of the integration period on June 30, 2003. With respect to non-personnel integration and restructuring costs, France Telecom agreed to reimburse us half of the first $240 million of integration cost ($120 million). France Telecom also agreed to reimburse us the next $90 million of integration cost. We must submit our claim for reimbursement of integration cost for the integration period, which ends June 30, 2003, to France Telecom. Failure to recoup from France Telecom that amount which is due us, would have a corresponding adverse effect on our cash position.

We May Require Additional Funding From France Telecom Or External Sources

At December 31, 2002, we had $452.2 million of cash and cash equivalents, including amounts deposited with France Telecom of $307.8 million. Amounts on deposit with France Telecom are accessible to us on demand. Our funds on deposit with France Telecom are not secured by liquid assets. We have signed a $250 million revolving credit facility agreement and a $50 million treasury management agreement with France Telecom. The terms of these agreements are set forth in “Item 5. Operating and Financial Review and Prospects” — “Liquidity and Capital Resources.”

We believe that our existing cash resources will be sufficient to fund our operations beyond the end of 2003. However, should our expectations regarding our income and expenses prove incorrect we may require further cash at an earlier time, and we may draw down on the credit facility and treasury agreement from France Telecom. We do not have financing options in place other than those described above. If we are unable to generate enough cash from our operations, or to raise additional cash from France Telecom or external sources, our financial condition would be materially adversely affected and we might need to reduce our operations.

Our Stock Price May Be Volatile

Our stock price may be volatile due to a number of factors, including:

•	our membership in the France Telecom Group;

•	actual or anticipated fluctuations in our operating results or those of comparable companies;

•	regulatory developments;

•	technological evolution;

•	general conditions in the global telecommunications sector or regional economies; or

•	price and volume fluctuations in the global stock markets.

Currency Fluctuations Affect Our Results

Currency fluctuations can significantly affect our results of operations and financial condition. We prepare our Consolidated Financial Statements in U.S. dollars. Although the numerous currencies in which we operate have not moved uniformly, the U.S. dollar appreciated against all other major currencies during 2000 and 2001. The effect of this appreciation was most pronounced on the Euro, with an appreciation of 5.2% in exchange rates during 2001 and 13% during 2000. The comparable U.S. dollar appreciation against the British pound was 6.0% in 2000 and 3.0% in 2001. In 2002, the U.S. dollar initially continued its upward trend, reaching a peak against its major counterparts in the first quarter. After a short period of stabilization the dollar started to decline, and overall in 2002, the dollar lost 15.4% in value against the Euro, 10.8% against sterling and 7.6% against the yen.

In addition, translation adjustments have and will continue to materially impact our balance sheet. These adjustments resulted in decreases in our shareholders’ equity of $25.2 million and $42.4 million in 2000 and 2001, respectively, and an increase of $89.5 million in 2002. The change in shareholders’ equity in each year resulted primarily from the translation of local Network assets, held in the currency of the countries in which they are located, into U.S. dollars. We seek to hedge our exposure to the effect of exchange rate movements on our results of operations, which itself leads to the risks associated with these strategies, including the risk that we might not effectively hedge our risks and that our use of derivative financial instruments will not have the intended effects.

We Are Subject To Network Service Interruptions

Like many other data network services providers, we have in the past experienced, and may in the future experience, interruptions in service. Such interruptions could be caused either accidentally or intentionally. Unauthorized use of the network could also potentially jeopardize the security of confidential information that our customers store or transmit. In such instances, we may be liable to our customers, although our customer contracts generally relieve us from liability for consequential damages. The threat of unauthorized use may also deter potential customers. We continue to implement what we believe to be industry-standard security and service continuity protection measures, including the physical protection of our plant and equipment. Our competitors and we have taken similar measures in the past, but these measures have from time to time been circumvented. Our security measures could be circumvented in the future. Addressing security problems may require interruptions, delays or cessation of services to our customers, and additional resources. Our customers could cancel their services if they perceive our Network as being more vulnerable than our competitors, or if we experience substantial disruptions.

We Are Dependent Upon Our Suppliers

We lease transmission capacity from a wide range of suppliers, both to link customer premises to the Network and for other transmission. We have at times experienced delays in receiving the transmission capacity we need from suppliers. We may not be able to obtain these services in the future at a reasonable cost and within a reasonable time. If we fail to obtain transmission capacity on a timely basis and at an affordable price in a particular jurisdiction, or if there is any prolonged interruption to local access services, or if one of our suppliers fails to honor their obligations to us, our business, financial condition or results of operations could be adversely affected. We continually negotiate with a variety of suppliers in order to reduce our dependency on individual vendors. We rely on a small number of suppliers (mainly Nortel Networks and Cisco) for the network assets such as routers and switches we need to operate the Network. We use networking components that are based on industry standards so that alternate sources of comparable equipment exist. However, our suppliers also sell products to our competitors and may become competitors themselves. Our suppliers also might enter into exclusive arrangements with our competitors or might stop selling their products to us on commercially reasonable terms or at all. If we are required to seek alternate suppliers, we would likely experience delays in obtaining the requisite equipment and pay higher prices for such equipment. We believe that it is unlikely that delays caused by switching to alternate suppliers or by the suppliers themselves would adversely affect the provision of services to our customers. However, we do believe that such delays would be likely to increase the costs of expanding and maintaining the Network.

We purchase capacity on major international routes where it is economically sensible to do so. The agreements we enter into (known as Indefeasible Rights of Use or IRUs) are similar in nature to capital leases but typically involve the prepayment of all lease costs. These payments are included in intangible assets in our balance sheet. Should the owner of the capacity cease providing that capacity, we would be required to write down the asset and be left with a claim for the as yet unamortized portion of our payment but would, in any event, lose the capacity. This could result in our inability to service customers in part or in full, as well as the write off of the unamortized portion of the upfront payment.

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

We may not successfully identify new product opportunities, bring new products to market in a timely manner, keep abreast of our customers’ innovations or adapt our business to alternate delivery systems. An inability on our part to meet evolving industry standards and customer requirements could have a material adverse effect on our business, financial condition or operational results. We depend on the ability and willingness of our suppliers to provide us with the level of service and technology required to offer services to our customers. Furthermore, we depend on our indirect sales channels’ ability and willingness to upgrade their technologies consistently in coordination with us. Their failure to do so may adversely affect our ability to service our customers effectively and lead to the loss of customers and revenues.

We Are Dependent On SITA, Our Largest Customer

In 2002, SITA accounted for approximately 24%, or $714 million, of our revenues. SITA is by far our largest customer. Our next largest customers are France Telecom, which accounted for approximately 10%, or $296 million, of our revenues, Radianz, which accounted for approximately 4%, or $109 million of our revenues and Sprint, which accounted for approximately 3% or $105 million of our revenues. None of our other customers accounted for more than 3% of our revenues in 2002.

SITA derives its revenues almost exclusively from the air transport community. Ties between SITA and the air transport community are strong, since members of that community own SITA. Nevertheless, the commercial airlines are not required to use SITA for their communications needs and the ongoing economic downturn in the air transport industry has already resulted in decreased SITA spend with us. Our contract with SITA provides “minimum revenue guarantees” of $504 million through June 2002 and $495 million through June 2003. However, a continued downturn in the air transport industry or any failure of SITA to honor its contractual agreements with us may adversely affect our business, financial condition or results of operations.

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

We have contributed $225 million to Radianz and have agreed to provide a credit of up to $125 million in services to Radianz over a period of up to ten years from the date we entered into these arrangements in July 2000. As of December 31, 2002, we have provided credits of approximately $31 million. We also contributed customer contracts, which generated revenues of approximately $17 million in 1999, to Radianz. Over time, Radianz may connect additional customers who are, or might have become, our direct customers.

Our ability to affect Radianz’s performance is limited as our ability to influence its operations is limited. Moreover, our ability to generate revenues from Radianz may be limited if Radianz and we develop conflicting network strategies in the future.

Our Failure to Deliver Cost Savings to Reuters Could Adversely Affect Our Results of Operations and Our Financial Condition And Cause Us To Lose Our Investment

Our agreement with Radianz obligates us to migrate portions of Radianz’s backbone network onto our network by July 2003. We agreed to deliver substantial cost savings to Reuters based on our operation of the migrated network. Under the terms of our current agreement with Reuters, we are required to compensate them in cash for any shortfall in the cost savings anticipated in the agreements (which are calculated using a detailed formula). The migration and cost reductions are currently behind due to a number of operational factors relating to the joint venture. Both Reuters and we have expressed interest in revising our arrangements to alleviate disadvantages each party perceives under the current agreements. Accordingly, we began renegotiating segments of the agreement with Reuters, including those relating to network configuration, migration and cost savings. These negotiations continue. If these negotiations are unsuccessful or are concluded on terms not more advantageous to us than the current terms, we may be required to compensate Reuters under the cost savings provisions. While we cannot now quantify the amounts we may have to pay, they could be material and could adversely affect our result of operations and financial position, including our cash position.

Because of these factors, we may fail to recover our investment in Radianz, and may have additional costs related to Radianz in the future. This could adversely affect our results of operations and financial condition.

We Are Currently Dependent Upon Sales Through Indirect Channels

Indirect channel sales are a key element of our business. The term “indirect channels” refers principally to, France Telecom and its subsidiary Transpac, Deutsche Telekom, Sprint and other incumbent operators. These indirect channel entities sell our services in specified regions or market sectors, generally under rebranding arrangements. Sales through indirect channels totaled $697 million, or 23%, of our revenues in 2002, including approximately $109 million from Radianz and an aggregate of $588 million from other indirect sales channels. In 2002, revenues from SITA totaled $714 million. Revenues from our other indirect sales channels may fail to grow or continue at current levels, or may decline.

We Face Uncertain And Changing Regulatory Restrictions

Various restrictive laws, policies, and licensing requirements in the telecommunications and data network services industries affect our business operations because they establish regulatory and market access barriers. The products and services we provide are deregulated and, in some cases, no license is required. In most of the jurisdictions in which we operate, however, we generally must obtain licenses or enter into arrangements with locally licensed operators. Our ability to provide services in those jurisdictions depends on the continued effectiveness of those licenses or arrangements.

In addition, some restrictive telecommunications laws and practices give rise to constraints, risks and uncertainties. Uncertainty regarding the regulatory status of managed data network and other services and of our status affects our ability to offer our full portfolio of services in certain jurisdictions, particularly in emerging markets. In these jurisdictions, we also face the risk of a change in the regulatory environment or in our regulatory profile as our activity level increases. Consequently, we may be subject to fines or other enforcement actions or onerous licensing obligations. We may also be required to disconnect customers or introduce new services at a more cautious pace than might otherwise be the case. Our business, financial condition, or results of operations could be materially adversely affected if any of these events were to occur.

Our Industry Is Highly Competitive

We expect that competition in the data network services market will continue to increase as:

•	nations further liberalize their telecommunications markets;

•	our industry consolidates;

•	new technologies emerge; and

•	excess domestic and international transmission capacity continues to saturate the market.

We expect these factors will continue to place severe downward pressure on prices of transmission capacity used to deliver our services. In addition, we will likely face greater competition from competitors with significant financial and other resources.

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

If we lose the services of key personnel or are unable to attract additional qualified personnel, this could materially adversely affect our business, financial condition, and results of operations.

Item 4.   Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

We provide customized global IP and data services as well as network integration services to multinational businesses such as ABN AMRO, Allianz Group, BHP Billiton, British American Tobacco, China Shipping, Lufthansa Systems, Maersk (AP Moller Group), Mastercard, Microsoft and Unilever. Using our portfolio of value-added services and the seamless geographic reach of the network, our customers can access their own company’s information and applications, and applications available from the Internet, anywhere in the world through direct connections or “dial-up” from portable computers or other network access interfaces. Our product portfolio includes:

•	managed data network services and Internet Protocol (IP) networking;

•	network design and integration services, professional and managed services; and

•	security services, managed groupware services, and hosting services.

Equant N.V., a member of the France Telecom Group, is a corporation organized under the laws of The Netherlands. Our principal executive office is located at Gatwickstraat 21-23, 1043 GL Amsterdam-Sloterdijk, The Netherlands, and its telephone number is (31) 20 581 83 83. We also maintain executive offices in Reston, Virginia in the United States and in Paris, France. Our registered office is in Amsterdam, The Netherlands. Our agent in the United States is Michael Berg, Senior Vice President and General Counsel, 12490 Sunrise Valley Drive, Reston, Virginia 20196-0001. We define a number of the telecommunications related terms we use in this document on page 37 in “ Glossary of Selected Telecommunications Terms.”

Our History

The origins of our Network date back to 1949, when major airline companies from all over the globe formed Société International de Télécommunications Aéronautiques S.C. (‘SITA S.C.’ or ‘SITA’) to provide communications and data processing services to the air transport industry. On March 3, 1995, SITA formed

SITA Telecommunications Holdings N.V. (which we call STH). Later in 1995, SITA restructured its holdings in STH, distributing its stock in STH to a newly established Dutch foundation, called the “SITA Foundation”, which held at that time 85.7% of this stock for the benefit of the SITA member airline companies and 14.3% of this stock for the benefit of a trust established for eligible employees of STH and SITA under an employee share award plan. In October 1995, SITA and STH also entered a joint venture agreement providing for joint ownership, operation and management of the network and giving each of SITA and STH indefeasible and exclusive rights of access to the network. Under the joint venture agreement, STH was given the exclusive right to provide network services to customers outside the air transport community, while SITA retained the exclusive right to provide network services to the air transport community.

Early in 1998, we changed our name from STH to “Equant N.V.” We first offered our shares to the public in July 1998, with a listing on the New York Stock Exchange and the Bourse de Paris, now called Paris Euronext.

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

On November 19, 2000, as part of a wider set of separate but interrelated transactions, we entered into a contribution agreement with France Telecom and its wholly owned subsidiary, Atlas, which owned Global One. Global One was a provider of data, voice and IP telecommunications services with its own backbone network that reached more than 850 cities worldwide. Global One, which maintained its joint global headquarters in Reston, Virginia, USA and Paris, France, focused primarily on multinational businesses and their suppliers, distributors and customers. On completion of these transactions on June 29, 2001, France Telecom acquired a controlling interest in us. Pursuant to the execution of numerous contracts among France Telecom, its subsidiary Transpac, SITA, SITA Information Networking Computing N.V. (a SITA subsidiary) and us:

•	We acquired 100% of Global One in exchange for 80,617,348 newly issued Equant shares; and

•	France Telecom subscribed for 10 million newly issued Equant convertible preference shares for $1 billion in cash and also acquired the SITA Foundation’s 67,950,000 shares in Equant in exchange for 30,886,364 existing France Telecom shares.

France Telecom issued to our shareholders (other than the SITA Foundation) one Contingent Value Right for each ordinary share held on June 28, 2001. Each CVR entitles its holder to receive a cash payment from France Telecom of up to €15 at maturity on the third anniversary of the closing of these transactions, depending on the market value of our ordinary shares at that time. Immediately following these transactions, France Telecom owned approximately 54.2% of our voting share capital with the balance held by the public.

At the same time, we terminated the Joint Venture Agreement with SITA and replaced it with several agreements we describe in detail in “Item 7. Major Shareholders and Related Party Transactions”. These agreements consisted of Strategic Relationship Umbrella Agreement, which establishes the general principles that govern the relationship between us; a Network Services Agreement, which establishes the terms and conditions that govern our delivery of network services to SITA; and a Transition and Management Agreement, which establishes the terms and conditions for the transfer over time of assets, staff and network from SITA to us and our management of the Network. Under our current arrangement with SITA, we control and manage the Network. We provide our portfolio of products and services to SITA, who delivers those services to the air transport community, globally.

On June 29, 2001, we also entered into a number of agreements with France Telecom through its Transpac subsidiary, which establish the legal arrangements with France Telecom relating to the sale and support of our services in France. In 2002, we entered into definitive agreements with France Telecom and its affiliates to support its carrier and voice businesses. These agreements were contemplated and referenced in Annexes to the Memoranda of Understanding entered into at the close of the merger in 2001. These new agreements are described further in Item 7. See “Item 7. Major Shareholders and Related Party Transactions”; “Exhibits 1, 2 and 3.”

Because of the numerous transactions that resulted in the merger with Global One, we began an internal reorganization in 2001. We now offer our products and services through one centralized organization instead of three operating divisions. In addition, following the France Telecom transactions, we now report our results under French GAAP instead of U.S. GAAP, as we did previously. In 2002, we successfully completed the global integration of the Global One network with our Network. We also completed the legal integration of our and former Global One local country subsidiaries in 50 of the 68 countries identified for integration. These 50 countries represent over 90% of our revenues. We intend to complete the legal integration of the remaining countries by the middle of 2003, at which point we will have rendered unnecessary over 100 operating subsidiaries and branches.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures”.

BUSINESS OVERVIEW

We are a leader in global IP and data services for multinational businesses offering network and integration services, as highlighted in independent reports by Gartner and IDC. We assist customers in using data networks to effectively manage their businesses, both by optimizing their costs and by exploiting data communications to provide new services. We offer global reach with a seamless data network, connecting key business centers in 220 countries and territories, with local support in over 167 countries. We offer a broad portfolio of IP-based end-to-end managed network services, an extensive range of traditional end-to-end managed data network services and a series of advanced value-added voice and mobile services, as well as innovative integration, security and managed services. We also offer a range of service management products that permit customers to monitor network performance, availability, and fault rectification. Among our leading service offerings, our MPLS-based IP VPN “Equant IP VPN” service is now used by more than 650 businesses and is available in 142 countries, either through native IP or other broadband protocols. Our international frame relay service offering “Equant Frame Relay” is available in 185 countries and our “Equant ATM” offering is provided in 46 countries.

Competitive Strengths

Today’s corporate communications networks are able to connect essential operations within business organizations on a global scale. Multinational companies demand constant access to business critical applications and rely on high levels of customization, performance, reliability and security of the entire supporting infrastructure. We believe that our services offerings and network “footprint”, or international coverage, are uniquely positioned to meet these demands. Specifically our competitive strengths include:

     Global Network Footprint. We maintain a presence and/or provide service to 220 countries and territories, and to more than 1,050 cities worldwide. We believe our ability to provide services in locations where our competitors cannot is a key selling point.

     Network Strength. The Network is designed to support high bandwidth, multimedia applications and is continually upgraded to take advantage of new technology. We have full operational control of the network, rather than providing service through a patchwork of interconnected alliances. We believe that this provides a key advantage over our competitors.

     Global Support Infrastructure. Many of our customers operate on a global basis and require us to provide local support to the entirety of their operations, and not just to their headquarters. We operate five Global Customer Service Centers, and seven Hosting Centers, with staff based in 165 countries. We believe that our ability to provide direct support to customers in such a wide range of locations further distinguishes us from our competitors.

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

     Customized Service Offerings. We provide our customers with a wide range of integration services that complement our key network-based Data & IP Products. With our local support expertise across over 165 countries, we are able to deliver integration services, messaging, hosting and security services, consulting, project management, installation, maintenance and technical support and equipment supply to our customers both globally and locally. The provision of many of these services capitalizes on our relationships with Cisco, Nortel and Microsoft and we have obtained formal accreditation from each of these companies.

     Strong Customer Base. We have a broad and stable base of customers across a wide range of industries. We serve over 4000 large business customers, including two-thirds of the top 100 companies in Business Week’s “Global 1000” list for 2002, such as: ABN AMRO, Allianz Group, BHP Billiton, British American Tobacco, China Shipping, Cisco Systems, KPMG, Lufthansa Systems, Maersk (AP Moller Group), Mastercard, Microsoft, South African Breweries, SWIFT and Unilever. Our focus on building long term relationships with “blue chip” organizations has resulted in both high levels of customer retention and ongoing expansion of the level of business with these customers.

Our Company Today

We continue to focus our corporate attention on a broad portfolio of data network products and integration services designed to meet the needs of multinational corporations.

Our Company today is organized as follows:

•	the Market and Sales organization, whose mission is to achieve our revenue targets;

•	the Customer Service and Network organization, who manages our Network and the quality of services we provide our customers;

•	the Products organization, who is in charge of managing the lifecycle of our portfolio of services.

Finance, Information Technology & Systems, Human Resources, Legal & Regulatory, Strategy, and Brand & Communications support these organizations.

Under the direction of the Supervisory Board, the Management Board is responsible for managing our day-to-day operations.

     Its current members are:

•	the Chief Executive Officer, who is in charge of defining our strategy, policies and objectives to promote growth and create value for our shareholders;

•	the Chief Operating Officer, who oversees our daily operations;

•	the Chief Financial Officer, who oversees all aspects of our financial operations.

When we acquired Global One, we acquired their switched voice platform but not the Global One voice business, which France Telecom retained. France Telecom assumed the financial, operational, and managerial responsibility for the entire switched voice business. In the interim, we engage in a joint business planning and monitoring process intended to ensure that the switched voice business does not materially adversely affect our profitability.

Strategy

During 2002, we began to harvest the benefits of our cost rationalization program, which began in 2001. We primarily focused on network integration in 2002 to reduce our network operating costs. We will continue to focus on cost reductions in 2003.

Our mission is to provide multinational corporate customers with fully integrated telecommunications solutions that extend data and IP and the related convergence solutions to the global network of their employees, partners and customers. We intend to achieve this mission by:

•	focusing on the top 5,000 multinational companies within our addressable market;

•	differentiating ourselves through our global reach, international business experience, scope of our product portfolio and value added network integration and convergence services;

•	understanding our customers’ needs to provide high quality, reliable, value for money products and services that meet their expectations. Improving customer satisfaction is critical to achieving customer loyalty;

•	balancing the mix of our direct and indirect sales channels, to reduce our reliance on any single source of income; and

•	continuing to focus on our cost base to reduce our access and transmission costs, optimize our sales organization, and promote a lean, yet efficient and effective back office support organization.

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

Data protocols or “network languages” permit computers to exchange information using a common software algorithm. Protocols are the critical technology in data networking because they dictate the speed and flexibility with which data can be exchanged between computers. Numerous protocols have been developed over the years, which support digital data transmission. These protocols are deployed within a network and at the network access level. They fall into two categories: those conforming to agreed international standards known as “open protocols,” and others developed by companies as “proprietary protocols.” The development of open protocols permits the seamless migration and integration of different protocols.

The most common data network protocols are:

•	Internet Protocol (“IP”), a set of network access standards that enable efficient communication across data networks, particularly the Internet and most Local Area Networks (“LANs”). IP is used in our IP Dial; IP VPN; Internet Direct; and LAN Access services;

•	Frame Relay, a high-speed open protocol offering both access to a network and carriage of data across a network. This protocol is used by customers who have significant amounts of data traffic;

•	Asynchronous Transfer Mode (“ATM”), a high-speed open protocol that has been developed for very high transmission rates. This is deployed both within core networks and as an access technology. Many Wide Area Networks (“WANs”) use this common protocol to aggregate traffic efficiently, giving better linking for multimedia type services; and

•	X.25/X.28, a set of open standard packet switching protocols that allow low to medium speed terminals to have either dial-in or permanent access to a network from the user’s premises and operate on a network.

The most significant development in the data network industry is the proliferation of the Internet Protocol. IP standards can be used to create “Intranets,” which are closely managed networks that operate like the Internet but are designed for internal corporate use with more consistent performance and better security. The widespread deployment of IP standards facilitated the growth of “Extranets” that link IP-based corporate networks. The development of IP is especially important, as suppliers of applications increasingly offer their services to companies across the so-called public Internet. By “public Internet,” we mean the services available to anyone via the Internet, as opposed to intranet and extranet services that only authorized users can access.

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

ISDN is often used as a dial back up to provide connectivity in the event of a failure of an access circuit. Access to the network is by definition local. To establish a permanent connection, leased lines are traditionally used and are a proven means of access. They are widely available, but they can also be expensive. Other network access options include:

•	Digital Subscriber Line (“DSL”). DSL is a broadband access technology that enables efficient use of existing copper infrastructure. We offer this service to our customers who require connectivity to smaller sites.

•	Dial-up connections that rely on Public Switched Telephone Network (“PSTN”), ISDN to VSAT. The current second generation of GSM Data has significant speed limitations but this should diminish with newer technologies such as Generalized Packet Radio Services (“GPRS”) and the upcoming “3G”, the third generation of mobile telephony.

The Business Data Networking Market

In the current environment, we have to continuously evaluate the industry forecast and our competitive position. Our addressable market is defined as the international and domestic (major cities) telecommunication needs for the world’s top 5,000 MNCs. In 2001 and 2002, there was no growth in our addressable market. Industry forecasts now project an annual growth rate of 4% in 2003 and 9% in 2004. Our addressable market is now about $28 billion in 2003, increasing to $30 billion by 2004.

This reduction was driven by the slow pace of economic growth overall and a cautious approach by corporations for IT spending. Market growth for 2001/02 was flat. We do currently expect to see some market growth improvement in

2003 and 2004. We intend to take advantage of our strong position in the marketplace to achieve revenue growth from our MNC customer base. Growth in the global data networking services market will be driven by several factors:

•	The growth of traffic due to the continuous growth of Internet usage and e-business, and the increasing demand for “media-rich” applications. These translate to increasing intranets, extranets, e-mail messaging, collaborative applications, electronic data interchange and other applications to facilitate electronic transactions.

•	The continuing convergence of multiple network infrastructures for voice, data and video. Multiple network infrastructures have significantly increased the complexity of implementing and maintaining, as well as the cost of operating such networks.

•	Deregulation and liberalization of the worldwide telecommunications industry. New competition is not limited to domestic providers, as increasingly companies are seeking new sources of revenue in foreign markets. These trends have led to the growth of global service providers and industry consolidation. Increased competition has forced decreasing and flexible pricing. Increased competition is also evidenced through the availability of more and varied services, and the increasing variety of service providers, for example, internet exchange carriers, internet service providers, broadband providers, content delivery providers or storage providers.

•	Businesses require sophisticated connectivity for geographically dispersed locations resulting from the globalization of trade. This trend is driving the growth of and demand for enterprise WANs.

•	The growth in the number of telecommuters and mobile workers that need to collaborate on projects using company resources has created the need for reliable remote connectivity for multi-national, large, domestic and even small companies.

Business customers’ network requirements include:

•	connecting multiple national or international locations;

•	managing diverse and technically complex network application functionality;

•	managing frequently changing and complex networks, accommodating relocations, additions and removal of sites and staff reorganizations;

•	requiring increasing network reliability and availability;

•	managing increasing complex disaster control and recovery capability; and

•	managing with decreasing networking budgets.

Another trend in the data networking business is customer migration towards a hybrid of public and private IP services in small and remote locations to reduce the cost of transmitting increasing volumes of data. Business customers are also concerned with the quality of service and the need for service level agreements as a means of addressing scalability, availability, latency and guarantees against loss of data during the transmission process.

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

Managed services represent an increasingly important part of the data networking business model. The management of content, applications, and servers or the provision of a fully managed messaging service, forms a significant element of this new paradigm. For network service providers, the ability to support e-business depends increasingly upon the ability of the network to interact efficiently with other elements of IT infrastructure, including security.

Our Skills and Know-How

The focal point of our business, and our key competitive strengths, are the Network and the skills of our highly specialized employees. We offer our portfolio of managed data, voice, integrated voice and data and other value added network services through a single global network. The Network currently spans 220 countries and territories with local support in more than 167 countries. IP is available in 142 countries, either through native IP or other broadband protocols, Frame Relay at 1126 sites in 185 countries, and ATM at 285 sites in 46 countries. Overall, the network serves approximately 3,700 large business customers, with approximately 42,500 customer routers and approximately 180,000 customer connections.

We now operate and manage the Network. SITA, with whom we previously operated the Network under a joint venture agreement prior to the France Telecom transactions, has become our exclusive partner for delivering our services to the air transport community, which generally consists of airlines, airport operators, and related businesses. In some countries, SITA continues to operate the Network locally in accordance with policies designed to ensure the orderly and seamless operation of the Network globally. We are responsible to SITA for the costs of operating in those countries. SITA will continue to operate locally in countries until we can assume full ownership of all of the local network assets. We will assume ownership as soon as it becomes possible in each of the affected countries.

As part of our merger with Global One, we acquired approximately 12 Gigabits of Global One’s network, much of which was fiber-optic based with a top capacity of one terabit per second and with a global reach to 60 countries and territories. This capacity has since been fully integrated into our Network.

Equipment and Systems. The Network was originally a data transmission network designed to support both the messaging and interactive host reservation services requirements of SITA’s airline members. To support a broader base of commercial services, SITA upgraded the Network by building a high-speed backbone. The Network makes extensive use of large capacity communications circuits, including OC-3 and other wide-band circuits with capacities of up to 155 Mbps. The infrastructure deployed to support our customer connections includes more than 1,515 IP routers, 1,600 Passport data switches, 2,116 Data Packet Nodes, 16,653 PPP dial channels and 16,789 X.28 dial ports. The Network supports customer traffic with international bandwidth and domestic bandwidth of more than 32 Gigabits and a top speed of 2.5 Gigabits per second (OC48).

The configuration of the Network provides many alternate paths for data packets to travel to connect points on the Network. This approach is “fault tolerant,” since a fault, such as a broken line or switch, will not interrupt traffic, as intelligent switches in the mesh can sense the failure and dynamically reroute the flow using alternate routes. The Network also uses switches that are fault tolerant and contain redundant elements that can be brought into service if one element fails. Nortel Networks and Cisco principally supply our Network equipment.

Our Network Today

Local Access. Customers can access the Network either directly or through dial access services. Dial access service offers access to the Network through the local public switched telephone network. Direct access is arranged through the LNO in each country where the customer desires a service. Direct access is usually arranged through a dedicated facility such as a leased line.

We offer different access methods and adapt them to our network backbone for greater efficiency. Among those offered is ATM at the access layer for customers requiring high-speed access for multimedia operations. We also offer SDSL and IDSL access in the United States.

Network Development and Integration. We have completed the integration of the former Global One’s network with our Network, achieving economies of scale by increasing volume and capacity utilization in the network. Since December 2002, we have operated a single unified network and back office tools for all of our new customers. The staff synergies are made possible by the consolidation of the primary common network functions that resided in both companies, such as customer service centers, provisioning centers and network monitoring centers. The third-party contract savings stem primarily from renegotiating and bundling local PTT and maintenance vendor contracts, achieving higher volume discounts.

We continue to invest in capacity acquisition. We are deploying a large capacity optical infrastructure, which is expected to support both of its main traffic flows: ATM and IP. However, we will progressively separate ATM and IP traffic in order to:

•	enable our IP traffic to grow beyond the foreseen limits of the ATM platform;

•	reduce the overhead caused by the addition of the ATM layer for transport of pure IP traffic; and

•	converge our IP and Optical platforms.

Global Operations

The following table shows our revenues by geographic region. Revenues are attributed to the region in which the services are invoiced.

	For the year ended December 31,

	2000	2001	2002

	(U.S. dollars in millions, except percentages)
Americas	$570.4	$801.7	$689.8
As a percentage of revenues	38.7%	33.5%	23.2%
Europe, Middle East and Africa	746.6	1,348.6	2,147.4
As a percentage of revenues	50.7%	56.4%	72.2%
Asia Pacific and Japan	156.4	240.4	135.9
As a percentage of revenues	10.6%	10.1%	4.6%

Total	$1,473.4	$2,390.7	$2,973.1

Seasonality. Although our quarterly revenues vary at times, we do not believe that there is any major seasonal trend in our markets. The integration services business is subject to a drive by some customers to spend their internal budgets which in turn leads to a higher than normal level of activity in the fourth quarter of the year and a corresponding lower level of activity in the first quarter of the following year.

Products and Services

We offer network, integration and other services. Our network services include traditional managed data network services (“MDNS”) and Frame Relay and IP services. Integration services include server management, messaging, security, equipment sale, deployment and maintenance services. Other services include circuit-switched voice services. The following tables show revenues from the provision of network services, integration services and other services.

	For the year ended December 31,

	2000	2001	2002

	(U.S. dollars in millions, except percentages)
Network services:
Frame Relay and IP	$530.7	$947.2	$1,336.8
As a percentage of Network Services revenues	74.0%	75.3%	85.3%
Traditional MDNS (X.25/SNA/SDLC/X.28)	186.3	311.3	230.3
As a percentage of Network Services revenues	26.0%	24.7%	14.7%

Total	$717.0	$1,258.5	$1,567.1

Integration services:
Fulfillment & System Sales	$129.0	$121.5	$135.1
As a percentage of Integration Services revenues	29.7%	27.2%	29.8%
Hosting and applications	47.9	91.3	122.5
As a percentage of Integration Services revenues	11.0%	20.4%	27.0%
Other Services	257.8	234.3	195.8
As a percentage of Integration Services revenues	59.3%	52.4%	43.2%

Total	$434.7	$447.1	$453.4

Other services:
Convergence solutions	$10.3	$101.0	$149.6
As a percentage of Other revenues	100.0%	71.0%	62.6%
Services provided to France Telecom affiliates	—	41.3	89.3
As a percentage of Other revenues	0.0%	29.0%	37.4%

Total	$10.3	$142.3	$238.9

SITA Network Contract(1)	$311.4	$542.8	$713.7

Total	$1,473.4	$2,390.7	$2,973.1

(1)	Sales of Network Services to SITA are not broken down by product line.

Network Services

We provide a full range of MDNS, using all the major protocols, including high speed data protocols. MDNS is the generic name given to wide area network data transport services managed by a supplier with a higher degree of functionality, security, reliability and cost effectiveness than data transport services traditionally provided by public telecommunications organizations through leased lines. For any customer, the availability of a particular access method, transmission speed or service is dependent upon a combination of factors, including:

•	the local telecommunications infrastructure;

•	regulatory considerations in the relevant jurisdiction; and

•	the nature of the customer premises equipment.

We provide both direct access (i.e., fixed and continuous connections between different sites) and dial access (i.e., connections initiated and terminated by a remote user). Our managed data network services comprise Frame Relay, IP, and Traditional MDNS.

IP and Frame Relay Services.

Equant IP VPN. Equant IP VPN provides a private and secure connection, an MPLS-based architecture as a core component to enable global enterprises to achieve business success. The key features are:

•	IP VPN “Plug” — Equant provides an IP Plug, which delivers all IP services to the customer through a simple any-to-any connection.

•	Fully secured VPN — The MPLS technology affords the customer a unique and fully secured closed user group, as secure as in a frame relay or leased line network.

•	Variety of access methods including native IP leased line, Frame Relay, ATM, dial access, and Internet access (bundled with IPSec) and DSL.

•	Class of service (CoS) management (application awareness) allows prioritization of customer applications between multimedia and data traffic with four levels of priority. In 2002 we launched a 5th CoS specifically aimed at the needs for Video.

Equant IP VPN Product Developments. Using our MPLS infrastructure we intend to continue to deliver virtual private networking with ‘differentiated class of service’ backed by strong service level agreements. MPLS allows private networks to operate seamlessly over our shared global IP infrastructure and, together with usage-based billing and mission-critical sites options, allows our customers to select the service performance that meets the needs of their applications. At the end of 2002, we finalized developments of our bundled DSL service to include solutions for the remote branch and small office market. This service was released in February 2003. In 2002, we also introduced more hybrid solutions, including scalable network-based services and integrated Intranet & Internet access to provide our customers with more choice, increase bandwidth efficiency, and extend further cost savings to our customers. With the deployment of Gigabit Switch routers over optical capacity, we are building a Network able to handle future demands, which combined with MPLS, has the capability to aggregate traffic from all kinds of services like IP VPNs, ATM, Frame Relay and Ethernet services.

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

ATM Service. We launched ATM access services in May 1999, and have entered into ATM access services contracts with a number of major corporations. ATM access services provide enterprises with access speeds of up to 155 Mbps, which is suitable for transmitting high volume data applications, as well as integrated voice and video. Customers who have high-speed mission critical networking requirements select our ATM service, and use this service to provide full multimedia integration.

ATM/Frame Relay Product Developments. We continually enhance our portfolio of WAN services. In 2002, we launched higher speed services up to 155Mbps, (with 622Mbps available on a case by case basis) based on SDH technology, and made enhancements to ATM/Frame Relay interworking. In 2002, we launched usage based billing for ATM. In 2003, we are launching Optical Ethernet and “Wavelength” technologies as the next step in the evolution of our managed data services portfolio.

Equant Internet Direct. Equant Internet Direct has been designed for customers who use the Internet as a strategic resource and require a high level of Internet reliability and services on a worldwide basis. In 2002, we introduced Integrated Internet/IP VPN access with enhanced security that provides cost reduction for customers.

LAN Access Services. Customers increasingly prefer this managed CPE option to manage a portfolio of Cisco routers or Nortel switches on the customers’ premises, as they evaluate their total cost of ownership. Selecting a managed CPE option avoids the need for customers to invest in maintaining and upgrading their own hardware.

Service Management Tools. We have consolidated our range of service management tools into one single tool called Equant WebVision. This real-time tool is intended to permit our customers to monitor both performance of the services we provide and progress on resolving problems. Equant WebVision is a real time monitoring tool that provides customers with information on traffic, connections, and configurations and is a PC based on-line browser tool. Equant WebVision also allows customers to view “trouble tickets,” or reports of problems or errors. It provides on-line visibility of the number and status of trouble tickets from their inception through to their resolution and with the addition of Equant Application Visualizer, launched at the end of 2002, gives them access to information on the application usage across the LAN and WAN.

Traditional MDNS. We offer direct access services, providing LAN-to-LAN connectivity, employing the X.25 protocol. These services provide flexible, cost-effective connections in a wide number of locations. Although customers in the United States, Western Europe and Japan are migrating to more rapid, higher capacity services, X.25 and SNA/SDLC usage continues to grow in emerging markets in Eastern Europe, Asia and Africa. X.25 WAN services continue to be used, especially in developing countries that lack a high-grade telecommunications infrastructure and providing the quality required for most modern data-communications transport protocols. X.28 is an enhanced version of the X.25 protocol.

Integration Services

Our Integration Services consist of the deployment, monitoring and maintenance of customers’ equipment as well as consultancy and professional services to support our customers beyond their networking requirements. With engineers and consultants, linked by three global support centers, our integration services allow us to manage the customers’ desktop remotely, including application delivery, monitoring and diagnostics. The Integration Services portfolio currently consists of the following services:

Deployment Services. Implementing international projects using internal resources can place a heavy burden on a customer’s internal team. We focus on three types of projects: LAN Deployment, Cisco Router Deployment and Nortel Integration Services. Deployment includes resale of network equipment and staging and installation of LAN and WAN infrastructure worldwide and general equipment supply.

Maintenance Services. We provide local support with global coordination of support professionals in more than 50 countries and 200 service locations. By leveraging our service partnerships such as that with SITA, we are able to extend service to over 190 countries. Our Global Customer Support Centers manage any reported incidents, supported by Atlas, our global service management system.

Enterprise Remote Management. We provide remote management capabilities to address customers’ network, servers and applications. Enterprise Network Management provides an outsourced solution for customers seeking 24-hour proactive fault management of their data network and servers. Enterprise Server Monitoring is a remote fault monitoring service for servers in a customers’ network.

Consulting and Professional Services. We provide both consultancy and project management to take responsibility for every aspect of the deployment of a customer’s solution. We have consultants who specialize in Security, Messaging and IP Telephony consulting who will provide assessments of the client’s current environment and future requirements to decide on the best solution for that particular customer. As a further extension of our consultancy services, in 2002 we introduced the Equant Enterprise Application Management portfolio of services providing customers with visibility of the true performance of their applications across the network.

Managed Services

Hosting services. Equant Server Management is a suite of managed services delivering web site hosting infrastructure services to address customer requirements for hosting Internet, intranet and extranet business web sites.

Security services. The secure gateway opens intranets to customers and partners. The secure gateway includes a set of service options: managed firewall, managed antivirus, and managed employee access. The managed authentication service reinforces the security of dial access to intranets with non-replayable two factor passwords.

Messaging Services. We provide one stop management of messaging services, including the necessary network infrastructure to more than 700,000 mailboxes worldwide, around Microsoft Exchange, Lotus Notes and iPlanet SMTP technologies. In 2002, we launched our messaging consultancy service.

Other Services

Convergence Solutions. Our convergence solutions are as follows:

Equant Voice VPN: We offer managed voice services in more than 30 countries. Equant Voice VPN relies on a switched voice network, managed by France Telecom, that uses a virtual private network technology to provide our customers with the functionality of a dedicated private network combined with the flexibility, resiliency and cost effectiveness of a shared global network.

Equant Contact Center: We have enhanced our Contact Center solutions by adding Equant Contact Center for IP VPN which provides public access numbers in 40 countries and directs in-country calls to domestic or international contact centers through our Network.

The services formerly known as Integrated Voice and Data (iVAD) have been re-packaged as Equant Voice for IP VPN, Equant Video for IP VPN and Equant Call Center for IP VPN. These comprise an enhanced alternative to traditional switched voice services.

In 2002, we launched our IP Telephony portfolio of services designed to provide customers with an end-to-end solution. IP Telephony involves the real-time transmission of voice traffic over the LAN through an IP PBX over Equant’s Voice for IP VPN service.

Product developments: We will continue to enhance our convergence services with more detailed reporting, improved service management and SLAs and small office IPT solutions with DSL.

Marketing and Distribution

We sell our products and services both directly and through indirect sales channels. As of December 31, 2002, we had over 540 direct and indirect sales staff. We actively hire sales and technical personnel experienced in data communications and related sectors, and incent them through a competitive sales compensation scheme. We summarize below the key elements of our marketing and distribution strategy.

Marketing. Our marketing units operate under the guidance of a global marketing plan, which specifies a set of global programs for press relations, customer events, and direct mail activities that are delivered through local offices.

Account Management. All customers with significant revenue streams are assigned an account manager who is responsible for developing the commercial relationship with that customer. In addition, we have established a dedicated global account management program for our largest customers and those customers who have indicated that they wanted to build sustained long-term relationships with us. The program currently focuses on 50 companies. The account managers are responsible for developing sustainable commercial relationships with these customers and coordinating sales and support activity across all regions. The direct new business sales force and account managers work together with professional services staff in each location to provide cost-effective solutions specifically tailored to customer needs. This provides our direct sales force with detailed knowledge of how local services can be matched to customer requirements, enabling them to provide more effective solutions. We actively market additional products and services from our portfolio to our existing customers. In some cases the customer relationship matures to an outsourcing arrangement.

Indirect Sales. Our major indirect sales channels complement our direct sales force and are an integral part of our strategy. These channels include SITA, which addresses the air transport community, Transpac (a subsidiary of France Telecom), that resells our products in the French market, ‘Radianz’, our joint venture with Reuters, which uses our network and provides enhanced access to the financial services industry, market specific joint ventures (such as China Netcom in China), our co-sale agreement with Japan Telecom in Japan and distributors (such as Sprint in the United States and Deutsche Telekom in Germany). In total, indirect channels generated approximately $1.4 billion, or 47%, of our revenues in 2002.

We have over 50 indirect sales staff dedicated to managing and expanding our indirect channel sales. Our strategy is to focus our resources and efforts on deepening the relationships with our top indirect sales partners. Outside of these core strategic relationships, other distributor relationships are being continually reviewed, assessed and developed.

We intend to broaden and increase our revenue streams from indirect sales channels. In some of the locations where we currently operate, we plan to revitalize and redirect our existing indirect sales channels and select new indirect sales channels such as value added resellers, distributors, and agents. We also plan to pursue new revenue opportunities through specific market channels such as mobile providers and to develop cross-selling relationships via systems integrators, professional or consultancy firms, telecommunications equipment manufacturers, and related channels.

Sales geography. Our sales force is concentrated in the countries with the largest markets for telecoms services with additional limited presence in secondary markets. We do not have a direct sales presence in tertiary markets but where appropriate serve these through partners. This approach is consistent with our target customer base.

During 2002, we reduced our sales and marketing headcount in all locations to 1,662. This reduction reflects our rationalization program and corresponds to the reduction in sales activity resulting from the economic downturn.

Customers

In 2002, our ten largest customers accounted for 45% of our revenues, with the largest customer, SITA, accounting for approximately 24% of revenues. Our second largest customer, France Telecom accounts for 10% of our revenues. Radianz accounts for under 4% of revenues and Sprint accounts for over 3% of our revenues. We also recognized $196 million of ‘other income’ from France Telecom for acting as France Telecom’s agent and distributor of certain businesses. See “Item 5. Operating and Financial Review and Prospects — Results of Operations for the Year ended December 31, 2002 — Other Operating Income” for more details.

Our target customers are global multi-nationals and other large national corporations requiring multi-year, multi-service contracts. Our target customers typically have some of the following characteristics:

•	Global 1000 companies.

•	Companies operating in globalized industries (including finance and mining).

•	Smaller, high profile businesses with significant international communications.

•	Companies with a large number of international locations and highly complex business applications.

•	A few “strategic” suppliers meeting our requirements across all locations.

•	A desire to minimize the number of internal staff by “outsourcing” their managed services.

The multinational organizations that make up our target customer base typically source their telecommunications needs through competitive bidding. Our typical contract for communications services is for three years, although a few of our larger contracts have terms of up to five years.

Competition

We operate in a very dynamic, highly competitive, and fragmented market that is in a constant state of change. The wave of recent bankruptcy filings highlights the transition the industry is currently experiencing.

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

•	Carrier’s Carriers

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

We compete with equipment vendors and installers and communications software developers as they move into data networking. We believe that competitiveness in the data network services sector is largely a function of the ability to offer a broad variety of reliable products and services tailored to customer needs and an effective support structure. As the market becomes more competitive, we believe that price, end-to-end solutions and a concentration on customer service plays a more important role.

Customers also require design, implementation, and support services for network and desktop technologies, as well as supply and distribution of desktop and network equipment. The marketplace for fulfillment, desktop and network integration services is fragmented both geographically and in terms of competitor organizations. The main categories of competitors for these services include computer service companies, outsourcers, computer manufacturers and network integrators. Competitors include companies such as AT&T, Electronic Data Systems Corporation, IBM, BT, NCR Corporation, Unisys Corporation and Getronics N.V. Competition in fulfillment services is principally price driven while competition in desktop and network integration services is more a function of the ability to provide additional services including design, implementation and support services.

REGULATION

As with any international network services provider, we face regulatory and market access barriers in various countries resulting from restrictive laws, policies and licensing requirements. In our major markets, in terms of revenue, all of our current and planned data network services are now deregulated, and in some cases no license at all is required. In most other countries with significant revenue potential, licenses or arrangements with a local licensed operator make it possible for us to offer our full range of data network services. Nevertheless, some restrictive telecommunications laws and practices in certain countries give rise to constraints, risks and uncertainties which will for a time affect our ability to develop and market our full portfolio of existing and future services.

Some or all telecommunications services are subject to restrictive or monopoly regimes in countries that are beginning to deregulate their markets. We are unable to provide services in such countries without entering into an arrangement with the incumbent telecommunications operator. We cannot guarantee that we will be able either to enter into or to maintain the requisite arrangements with the incumbent provider or will be able to comply with local regulatory requirements either at a reasonable cost or at all.

WTO Agreement and Its Implications

On February 15, 1997, 69 countries at the World Trade Organization (“WTO”) reached agreement to liberalize market access and introduce national treatment in basic telecommunications services. In February 1998, the commitments of the signatory countries became formally binding on their governments. By the end of 2002, 84 countries had made commitments with respect to basic services.

The Doha Round of negotiations is now underway and a number of proposals have been received on telecommunications services, including from developing countries with telecommunications monopolies. The Doha Round is not due to be completed, however, until 2004 at the earliest. Although the WTO agreement on telecommunications services is an encouraging development it does not overcome continuing regulatory obstacles in many countries.

For example, many countries have made only limited commitments such as excluding voice services or postponing the opening of any type of voice competition for many years. Moreover, in less developed countries that are not well prepared for competition or for effectively regulating a liberalized market, gaining the requisite experience and expertise is likely to be a long and difficult process. Finally, even in liberalized countries, there remain considerable “post-liberalization red tape,” such as complicated licensing rules, some foreign ownership limits, high fees and undeveloped competition and interconnection safeguards.

Corporate Presence

In a number of jurisdictions, we are permitted to provide service to local customers only after first establishing a corporate presence, either through the incorporation of a subsidiary or the registration of a branch or representative office. We generally establish such a local presence in each of the jurisdictions where such a presence is legally required. In jurisdictions where we have not yet established a corporate presence we usually rely on indirect channels such as an arrangement with the incumbent PTO.

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

This third category of countries generally includes only lower revenue generating countries. For countries that fall into this category, we only offer service where the relationships with local authorities and operators are strong and where we determine that the authority to operate, even where informal, is reliable. A risk nevertheless exists that local authorities in a country could deny requests for new Network connections to our customers or require that customers be disconnected. We believe that this risk is remote and will diminish over time further with the advance of liberalization. Furthermore, the impact on our revenues and operating ability would not likely be material.

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

     Corporate Internet Services

With limited exceptions, the corporate Internet services that we provide do not require any authorization beyond that we already hold for managed data/IP network services. In the aggregate, these countries account for a very small percentage of our revenues. Because the regulation of Internet access is ill-defined or in flux in some countries, there is a risk that customers are using the Network to access the Internet in countries that may prohibit (or wish to prohibit) such access. We minimize this risk by proactively discontinuing such access when we become aware of any legal requirements to block such access. The offering of voice services over the Internet, and the use of the Internet by customers to conduct voice communications, continues to grow. The regulatory status of these activities is developing and we are carefully monitoring regulatory pronouncements on this subject to ensure future compliance.

Substantive Regulation in Key Markets

     United States

The regulatory framework governing the offering of telecommunications services in the United States permits us to offer our complete portfolio of products and services without significant legal constraints. We may provide these services either on a facilities or resale basis. To the extent that a future service requires prior authorization, either by the Federal Communications Commission (“FCC”) or by a state public utility commission (“PUC”), we believe there is no significant risk that such an application would be denied or that we would face processing delays that would adversely affect us. Nonetheless, the regulatory classification and treatment of Internet-based services have not been authoritatively resolved in the United States. Certain Internet-related services may be subject to regulation in the future.

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

Equant Inc., our wholly owned subsidiary, is authorized to provide interstate and international common carrier services on both a facilities and a resale basis between the United States and foreign locations, pursuant to its FCC authorization. Under this authorization, we are subject to classifications and restrictions on certain international routes because of its affiliation with France Telecom. Specifically, we are classified as a dominant carrier on the international routes between the United States and France, Argentina, Jordan, Poland and Mauritius. As a dominant carrier on these routes, we have special reporting and compliance obligations. In addition, on the international routes between the United States and the Central African Republic, Chad, Cote d’Ivoire, Djibouti, El Salvador, French Guiana, French Polynesia, Guadeloupe, Madagascar, Martinique, Mayotte, Reunion Island, New Caledonia, Saint Pierre and Miquelon, Senegal and Wallis and Futuna, Equant can only provide international switched services through the resale of an unaffiliated U.S. facilities-based carrier’s international switched services. To the best of our knowledge, we comply with this authorization.

In addition to common carrier services, we also provide customized “private carrier” services and “enhanced” or “information” services that are not subject to regulation by the FCC. To the extent we are subject to statutory and regulatory requirements for telecommunications carriers at the federal level, we are, to the best of our knowledge, in compliance.

Agreement with FBI/DOJ

In order to obtain regulatory approval of the Global One/Equant merger, Equant entered into an agreement with the Federal Bureau of Investigation (FBI) and the Department of Justice (DOJ) substantially similar in content to the agreements that telecom companies operating in the United States are generally required to execute. The agreement imposes a number of obligations on us relating to law enforcement and national security concerns related to the future operation of the merged network. We have taken steps to comply with the obligations imposed by this agreement and we remain, to the best of our knowledge, in compliance.

Consent Decree

Because of the merger with Global One, we became subject to certain obligations previously applicable to Global One under the consent decree originally entered into to permit the establishment of Global One in the United States. In 1995, the DOJ filed a complaint alleging that the proposed joint venture arrangements between Sprint, France Telecom and Deutsche Telekom relating to the formation of Global One would violate U.S. antitrust law.

Upon consummation of the merger, we filed a request with the DOJ to modify the consent decree to reduce our obligations under it. The DOJ agreed to modify the consent decree and it was approved by the United States District Court for the District of Columbia. Our remaining obligation under the consent decree was limited to some reporting requirements related to our purchase of products and services from France Telecom, including pricing, terms and conditions, and special discounts. The consent decree expired by its terms on January 1, 2003.

     European Union

Since the adoption of the European Commission’s Green Paper on the Development of a Common Market for Telecommunications Services and Equipment in 1987, the process of opening up national telecommunications markets in the EU has proceeded gradually. All of the Member States must incorporate principles of EU law into their respective domestic legal frameworks. Countries such as Poland, the Czech Republic, the Slovak Republic, Slovenia and Hungary, in order to become members of the European Union by 2004 (or soon thereafter), are modeling their regulatory frameworks on the EU regulatory framework.

The twin legislative goals of liberalization and harmonization are reflected in a number of measures, which have a direct impact on our operations in the European Union. These include:

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

means that such operators must deal with reasonable requests for access to their network at network termination points other than the commonly provided termination points, at cost-oriented prices. The Local Loop Unbundling Regulation that requires that incumbent operators provide other operators with shared and full access to their local access networks at cost-oriented prices has recently been extended to special network access.

•	The access and interconnection regulatory regime that has developed out of the “1999 Review”, and which will come into force in 2003, adopts a different approach. The underlying right (and obligation) to negotiate interconnection remains, but it is now imposed on all operators of public communications networks. Access and interconnection must be offered on terms that are consistent with obligations imposed by regulatory authorities. In particular, regulators may impose obligations on entities that control access to end users to ensure end-to-end connectivity. In addition, where an operator is designated as having significant market power (a concept now approximating that of dominance) on a specific market as a result of a quantitative market analysis, regulatory authorities may impose one or more of the following obligations, as appropriate: transparency (requiring specified information to be made public); non-discrimination; accounting separation; access to, and use of, specific network facilities (including interconnection, access to operational support systems, collocation and other forms of facility sharing, open access to technical interfaces, the provision of specific wholesale services and access to specified network elements and/or facilities).

•	The Commission’s “1999 Review” is now complete, and the major package of new Directives were signed by the Presidents of the Council and European Parliament on March 7, 2002, and published in the Official Journal on April 24. Member States must adopt and publish the laws, regulations and administrative measures necessary to comply with the new package within 15 months of the publication of the package in the Official Journal. Member States have until 24 July 2003 to enact implementing legislation. The new package should reduce barriers to entry (through the even greater emphasis on general authorizations), will remove some historic technology-based regulatory asymmetries (through the use of the concepts “electronic communications networks” and “electronic communications services” and should facilitate the introduction of more proportionate regulatory measures.

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

EGN B.V. and Global One CHL, our wholly owned subsidiaries, are allowed to own and operate international transmission facilities, such as transatlantic IRUs, originally authorized under International Facilities Licenses. These licenses were converted in 1999 into licenses for Public Telephone Operators with international facilities (a “combined PTO/IFL” license) as part of the rationalization of the United Kingdom licensing system. These licenses authorize full rights to national and international interconnection. Our GVS and iVAD services are provided under these licenses.

We will continue to hold both PTO licenses until the Network and corporate integration is completed in the UK. We will then consider terminating one of the licenses. Internet access services are not subject to service-specific regulation in the United Kingdom. Most Internet service providers operate under the TSL class license (i.e., on the basis that it is a break-out only at one end or a variant of MDNS, which is not so restricted).

     France

As a result of the adoption of the 1996 Telecommunications Act, which came into effect on July 28, 1996, and subsequent decrees on interconnection, universal service, numbering, licensing, rights-of-way and most recently local loop unbundling, the French regulatory regime is now one of the most comprehensively liberalized in the European Union. Only the provision of public voice telephony services or the operation of infrastructure requires individual licenses. Our MDNS, GVS, iVAD and Internet access services currently do not require any form of authorization. However through our subsidiary Equant Telecommunications SA, we do also hold individual licenses L33-1 (network infrastructure for the Ile-de-France region) and L34-1 (public voice telephony — national coverage).

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

As a consequence of the merger with Global One, we held Class 3 licenses, allowing for the use of dark fiber for selected intra-network links, and 2 Class 4 licenses. Following the integration of the German companies, Equant has retained one nationwide Class 4 license with the right to interconnect with DT and consequently cost-based call origination and termination throughout the German PSTN, and is seeking to extend one of the Class 3 licenses to provide the geographic benefits currently enjoyed under both, before surrendering the redundant license.

On the basis of the Teleservices Act of 1997, Internet services are not subject to licensing requirements.

Regulatory Assessment of Other Markets

Currently, we are able to offer services in many Asia Pacific, South and Central American and Central and Eastern Europe jurisdictions, and the regulatory regimes in many of these countries are liberalizing rapidly. We continually update our service offerings to comply with the changing regulatory environment. It is possible that we may not timely conform our service offerings to the changing regulatory environment. In such an event, we may be subject to a range of enforcement actions including fines or onerous licensing obligations.

Asia Pacific. Regulatory regimes vary greatly in character throughout the Asia Pacific region. At the liberalized end of the range, Australia, Hong Kong, Japan, New Zealand, Singapore, South Korea and Taiwan have liberalized both international data and voice services, which we provide currently in all seven countries under the appropriate authorizations. In other countries in the region, such as China, India, Indonesia, Malaysia, the Philippines, Thailand and Vietnam, we have for some time provided various services in our portfolio pursuant to agreements with licensed local operators, since in these countries licenses are unavailable or difficult to obtain by foreign service providers. Some of these markets such as India and Malaysia have begun to liberalize their markets, and we are investigating possibilities to acquire licenses such that our current agreements with local operators could be supplemented or replaced.

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

Our operations involve all of the Eastern Europe countries, some of which are aligned with the Western Europe regulatory environment and may be joining the European Union in the near future. For example, in the Czech Republic and the Slovak Republic, where the telecommunications markets have been fully liberalized, and in Poland and Hungary, we are authorized to provide our full data service portfolio. In Russia, we hold the necessary licenses for providing our full service portfolio, including voice.

Elsewhere, the Baltic States are on course for membership in the European Union in 2004 and their telecommunications markets are almost fully liberalized. In Estonia, Latvia and Lithuania, we are authorized to provide data and corporate voice services.

In the CIS countries we are working on the establishment of legal entities as a basic requirement for licenses and authorization applications.

ORGANIZATIONAL STRUCTURE

     As of June 29, 2001, when France Telecom’s wholly-owned subsidiary, Atlas, acquired about a 54.3% interest in Equant N.V., we became a member of the France Telecom group. As a result of dilution, France Telecom now owns about 54.2%.

     Our significant subsidiaries are as follows:

Name of subsidiary	Country of incorporation	Shareholder within the Group	% ownership

Equant Finance B.V.	The Netherlands	Equant N.V.	100%
EGN B.V.	The Netherlands	Equant Finance B.V.	100%
Equant Holdings UK Ltd.	U.K.	EGN B.V.	100%
Equant Network Services Ltd.	U.K.	Equant Holdings UK Ltd.	100%
Equant Holdings U.S., Inc.	Delaware, U.S.A.	Equant Finance B.V.	100%
Equant, Inc.	Delaware, U.S.A.	Equant Holdings U.S., Inc.	100%
Equant Network Services International Corp.	Delaware, U.S.A.	Equant Holdings U.S., Inc.	100%
Equant Proton Holdings Ltd.	Grand Cayman, B.W.I.	Equant Finance B.V.	100%
Equant Network Services International Limited	Ireland	EGN B.V	100%

PROPERTY, PLANTS AND EQUIPMENT

At December 31, 2002, the total net book value of our property, plant and equipment was $1,306.3 million, of which Network assets, such as packet switches and routers, accounted for approximately 69%. We lease node sites and other facility locations and sales and administrative offices throughout the world. Our principal properties are our executive offices in Reston, Virginia, Amsterdam, the Netherlands and other administrative offices and facility locations in Paris, France and in Slough, England, all of which are leased. We believe that, taken as a whole, our properties are in good operating condition and are suitable and adequate for our operations. For a description of our Network, see “— Business Overview — Our Skills and Know-How.” For a discussion of our capital expenditure plans, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditure”.

GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the general reader in understanding certain terms as used in this document.

Term	Definition

Asynchronous	A method of data transmission in which data is transmitted one character at a time.
ATM	Asynchronous Transfer Mode, a switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit long packet or cell. ATM-based transport was specially developed to allow switching and transmission of mixed voice, data and video at varying rates. The ATM format can be used by many different information systems, including Local Area Networks.
Bandwidth	The capacity of a communications channel measured in bits per second.
Broadband	A generic term for high speed or high capacity connections.
Capillarity	Local network presence within a country.
Character	A unit equal to one byte (or 8 bits), used as a measurement of data traffic.
Circuit Switching	A process that, on demand, connects two or more data or voice terminal equipment and permits the exclusive use of a circuit between them until the connection is released.
Connections	A dedicated link from the customer to the Network using a variety of access and network protocols.
CoS	Class of service.
CPE	Customer Premises Equipment.
Extranets	Managed networks that operate like the Internet but are designed for inter-corporate use with more consistent performance and better security.
Frame Relay	A wide area transport technology that organizes data into units called frames instead of providing fixed bandwidths as with private lines. Typically used to connect dispersed LAN’s.
GSM	Global system for mobile communications.
GPRS	Generalized Packet Radio Services, data services over GSM.
IDSL	ISDN Digital Subscriber Line, which provides line speeds of 128/144 Kbps.
Intranets	Managed networks that operate like the Internet but are designed for internal corporate use with more consistent performance and better security.
IP	Internet Protocol, an internetworking standard that enables ready communication across data networks regardless of the hardware and software used.
IPSec	IP security, a set of standards that provides confidentiality and authentication of packets at the IP layer, which includes a tunneling mode that may be used to build encrypted, authenticated tunnels in a VPN.
IRU	Indefeasible Right of Use. Someone owning an IRU has the right to use the cable for the time and bandwidth the IRU applies to.
ISDN	Integrated Services Digital Network, a generic term for a digital system that allows a variety of telecommunications services to be carried over the same digital network.
Kbps	One thousand bits per second, a rate used to measure transmission speeds.
LAN	Local Area Network. The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer’s premises and may be extended or interconnected to other locations through the use of bridges and routers.

Term	Definition

LNO	Local Network Operator.
Managed Authentication	Adding a further layer of security management for clients, by hosting the servers and managing the process by which our clients’ remote users can gain access to their corporate networks.
Managed firewall	Managed firewalls provide security for a customer’s application from unauthorized access.
Mbps	One million bits per second, a rate used to measure transmission speeds.
MDNS	Managed Data Network Services is the generic name given to wide area network direct and dial access data transport services managed by a supplier and given a higher degree of functionality and security, and cost effectiveness than data transport services traditionally provided by public telecommunications organizations through leased lines.
MPLS	Multi protocol label switching, a set of technologies that optimizes IP switching by adding features of traffic, VPN and class of service management.
Node Packet Switching	In a network, a point in which a functional unit connects channels or data circuits. A method of switching used in data communications which divides data into segments, each of which is enclosed in individual “data envelopes” called packets. Packet switching has developed to include cell switching and frame switching.
PPP	Point to Point Protocol.
PSTN	Public Switched Telephone Network.
PTO/PTT	Public telecommunications organization/ Post, Telephone and Telegraph administration.
Router	An interface between two networks often used in wide area or enterprise wide networks, designed to find the best route between any two networks and to provide network management capabilities such as load balancing, partitioning of the network, use statistics, communication priority, and trouble shooting tools that allow network managers to detect and correct problems even in a complex network environment.
SDLC	Synchronous Data Link Control, a protocol enabling host and terminals using the IBM SNA protocol to communicate transparently over networks.
SDSL	Symmetric Digital Subscriber Line, on which line speeds are the same in both directions.
SDH	Synchronous Digital Hierarchy.
SLA	Service Level Agreement.
SNA	System network architecture, the network architecture developed by IBM that
STM1	defines the protocols used by IBM computers and communication devices. A digital transmission link with a capacity of 155 Mbps.
SVC	Switched Virtual Circuit.
VoIP	Voice over IP, a set of technologies for providing integrated voice traffic over an IP based infrastructure.
VPN	Virtual Private Network.
VSAT	Very Small Aperture Terminal.
WAN	Wide Area Network, a network connecting devices over long distance, often extending one Local Area Network to another.
X.25	A standard for synchronous access to packet switched networks.
X.28	A standard for asynchronous access to packet switched networks over public switched telephone networks.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with the Consolidated Financial Statements, including the Notes thereto, found elsewhere in this document. The Consolidated Financial Statements have been prepared in accordance with French GAAP, which differ in significant respects from U.S. GAAP. Note 30 to the Consolidated Financial Statements provides a description of the significant differences between French GAAP and U.S. GAAP as they relate to our business and a reconciliation to U.S. GAAP of our net income and shareholders’ equity prepared in accordance with French GAAP. Note 30 also provides condensed combined consolidated statements of operations and cash flows for the two years ended December 31, 2002 prepared in accordance with U.S. GAAP to assist the reader in assessing our results of operations and cash flows presented under U.S. GAAP. Global One’s Historical Combined Consolidated Financial Statements for the year ended December 31, 2000 and the related notes are included elsewhere in this document.

Given the fundamental difference in the treatment of the combination of Equant and Global One under French GAAP and U.S. GAAP, we discuss our results of operations under U.S. GAAP as well as French GAAP. While under French GAAP the combination was treated as an acquisition of Global One by Equant, under U.S. GAAP the transaction was accounted for as a reverse acquisition of Equant by Global One. A discussion of the results of operations for the last three financial years under U.S. GAAP therefore requires a review of the historic performance of Global One (rather than Equant). The discussion of the results of operations of Global One for the year ended December 31, 2000 was provided to us by the former Global One in connection with the France Telecom transactions. It includes Global One’s carrier and calling card business lines, which we did not acquire, and accordingly is not comparable to the businesses that we did acquire. The excluded businesses are included in the results of Global One from January 1, 2000 to June 29, 2001.

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

Operating and Financial Review under French GAAP

Overview

Equant is a leading provider of global IP and data services to multinational businesses. Operating on a single platform using mainly Nortel and Cisco technology, we offer a broad range of voice and data solutions in a variety of industries, with help desk and customer support available in 220 countries and territories around the world. As a single integrated global network, services are fully managed from end-to-end. Offered on an unrivaled international scale, these services include business Intranet and Internet solutions, high performance remote access services over local fixed or dial-up lines, and many other Wide Area Network services.

Our operations and assets are spread throughout the world, with revenues and costs billed and incurred in numerous countries. The following table sets forth our revenues, by country, for the three countries accounting for the most revenues in the year ended December 31, 2002 based on the jurisdiction from which we invoice for our services. The table does not necessarily reflect the country in which revenue is earned. For example, one of our Irish subsidiaries bills our revenues from our related parties such as SITA and Radianz as well as our third party distributors. This revenue is categorized as revenue from Ireland.

	Year ended December 31,

	2000	2001	2002

	(U.S. dollars in millions)
Revenues by country:

United Kingdom	$455.7	$609.8	$576.5
United States	528.7	636.5	608.0
Ireland	68.5	573.0	1,079.7
Rest of World	420.5	571.4	708.9

Total	$1,473.4	$2,390.7	$2,973.1

Factors Affecting Our Business

France Telecom transactions, Restructuring and Integration.

On June 29, 2001, we completed a number of transactions with France Telecom:

•	We acquired 100% of Global One in exchange for the issue of 80,617,348 Equant shares;

•	France Telecom, through Atlas, subscribed for 10 million of our convertible preference shares for $1 billion in cash;

•	We, France Telecom and SITA entered into a new agreement providing for a new relationship between us and SITA in relation to network services; and

•	France Telecom, through Atlas, acquired the Foundation’s 67,950,000 shares in Equant in exchange for 30,886,364 existing France Telecom shares.

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

On June 29, 2001, we also entered into a number of agreements with France Telecom Transpac, which establish the legal arrangements with France Telecom relating to the sale and support of our services in France. For a description of the France Telecom agreements, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – Material Contracts”.

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

We have incurred approximately $366.7 million of restructuring and integration costs through December 31, 2002. The major components of the costs incurred during the period since the transactions are asset write downs ($125.7 million), lease exit costs ($67.6 million), employee termination costs ($76.2 million), and integration planning and implementation costs ($37.9 million). France Telecom will meet $173.6 million of the costs incurred to date, and this contribution has been netted against the expense. Some $140.9 million of the reimbursement had been received at December 31, 2002. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” and “Item 10. Additional Information – Material Contracts” for further information.

The Network Integration Program launched in July 2001 continued in 2002, with focus on transmission layer integration, core network integration, service platform integration and site integration.

During the first half of 2002, we completed the integration of the former Equant and Global one core networks, some two months ahead of schedule. This integration has unified Equant’s backbone traffic and network management systems for ATM, Frame relay, IP and internet-related services.

Besides the operating benefits, the core network integration provided significant cost savings mainly through the elimination of redundant capacity.

In addition, we also completed the service platform integration on time. The achievement of this major milestone enables the delivery of legacy and new Equant services on any network switch through a seamless provisioning process. As a result, the network reach is extended for existing services as well as new services. The integrated service platform also enables a smooth migration towards new services and features to address our customers’ needs.

The site integration project also progressed well in 2002, with a total of 82 sites having been closed and 4,065 customer connection migrations since July 1 2001, ahead of our internal targets. An additional 50 sites are planned for closure in 2003.

For 2003 the focus of our integration activities will be to complete the remaining network integration activities such as the elimination of redundant local legacy partnerships, integration of local domestic networks and the full migration of the Equant switched voice platform to France Telecom. We anticipate the successful completion of these projects by end June 2003, and expect to incur substantial additional costs to that date.

Our selling integration activities also continued. We reduced our marketing and sales headcount from 1,905 at the beginning of the year to 1,662 at the year-end, a drop of almost 13%. We have continued to consolidate the sales force, reducing the number of quota bearing salespersons by 15% during the year, while increasing the average value of direct orders per quota bearing salesperson over the same period. In addition, we closed a further six offices during the year. We believe that further cost savings are achievable in 2003.

The ongoing integration of our support functions has also produced results in 2002 with general and administrative costs falling 8.5% from the 2001 pro forma level as duplicated expenses for premises, equipment and information technology have been eliminated. Headcount has been reduced from 2,194 at the beginning of the year to 2,065 at year-end. We expect that significant further support function savings can be achieved in 2003 as the systems improvements developed and implemented in the past 18 months should enable headcount reductions and other efficiency improvements.

Pricing Policies

The prices we charge for our services vary depending on the nature of the service being provided, service speed, geographic location and committed utilization of our capacity. In general, prices are set as either one-time charges (typically installation charges) or monthly charges. The type of monthly charges varies due to the nature of the product or service being sold. Monthly charges may be volume sensitive, such as for our voice transmission Internet dial-up service, or flat rate, such as for Frame Relay Private Virtual Circuits or for network Ports. The amount of flat rate monthly charges typically varies according to the bandwidth and customer geographies. Depending on the service, pricing can be aggregated, offering customers fully packaged solutions. In such circumstances, the price may include a variety of components, such as managed routers and network services.

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

Radianz, Our Joint Venture With Reuters

In the second quarter of 2000, Reuters and we formed Radianz, a new company which is 51% owned by Reuters and 49% owned by us. Radianz, which commenced operations on July 1, 2000, has developed a secure IP network for the financial services industry. Radianz customers include ABN Amro, Euroclear, HSBC, Merrill Lynch, Knight Trading Group, Inc. and Computershare.

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

We account for our 49% interest in the venture on the equity basis since we are unable to exercise joint control over Radianz. Our share of the results are shown as a single line item “Equity in loss of affiliate”. We provide supplementary summary information in the Note 15 of the Consolidated Financial Statements, which includes details of our share of the net income of Radianz, as well as the gross revenues and costs of the joint venture company.

Radianz will utilize Reuters’ access network which currently has more than 60,000 connections to financial services customers’ sites worldwide. Our agreement with Radianz obligates us to migrate portions of Radianz’s backbone network onto our network by July 2003. We have agreed to deliver cost savings on the operation of the migrated network. Under the terms of our current agreement with Reuters, we are required to compensate them in cash for any shortfall in the cost savings anticipated in the agreements (which are calculated using detailed formulae). We have agreed with Reuters and Radianz to change the nature of the migration due largely to the more stringent requirements of Reuters for those legacy protocols. Both Reuters and we have expressed interest in revising our financial arrangements to alleviate disadvantages each party has under the current agreements. Accordingly, we are currently renegotiating portions of the agreement with Reuters, including those relating to network configuration, migration and cost savings. If these negotiations are unsuccessful or are concluded on terms not more advantageous to us than the current terms, we may be requested by Reuters to compensate them under the original cost savings provisions. While we believe such a claim is unlikely to be made or succeed any amount we may have to pay could be material and could adversely affect our result of operations and financial position, including our cash position.

Other Factors Affecting Costs

In addition to the effect on expenses of the size-related factors impacting our revenues, several further factors tend to affect our costs. We realize reductions in unit costs of our network activities as speed and bandwidth increase and as increased deregulation and competition in local markets and technological advancement drive prices downwards.

Critical Accounting Policies

A company’s choice of accounting policies can affect its reported results of operations and financial position significantly. Two companies entering into the same transaction can show quite different results depending on the way they apply accounting rules.

As a member of the France Telecom group, we prepare our financial statements in accordance with French GAAP, which differs in a number of respects from U.S. GAAP. A detailed description of the more significant differences that apply to us is provided in Note 30 to the Consolidated Financial Statements.

Revenue recognition

Like many companies in the telecommunications industry, revenue recognition is a critical accounting policy because of its potential effect on our results of operations and financial position. This policy is critical in two respects: it determines whether a transaction is treated as an increase in revenues or a reduction in cost; and it dictates when to record revenue in the income statement.

We only recognize cash inflows as revenues when we act as principal in the underlying transaction. We act as France Telecom’s agent on a limited risk basis for its pre-paid and post-paid calling cards in various countries. We are also the distributor for France Telecom’s carrier business outside France. In light of this limited risk to us of providing these services, we earn a fee of 0.5 percent. The amounts invoiced are passed through to France Telecom less our fees. Both of these commercial relationships derive from distribution agreements originally executed by France Telecom and Global One. We also perform certain administrative and support services for France Telecom, for which we are reimbursed by France Telecom at cost. These arrangements had a significant effect on our results– of the $557 million of transactions with members of the France Telecom group that took place in 2002, only $296 million were recognized as revenues since we were acting as agent in the remainder of the transactions. Of the remaining transactions, $196 million is recognized as other operating income and $65 million is netted against the related expenses.

Our network services contracts may last for up to five years, with cash being receivable at various stages over that period. We defer both revenues, including one-off connection fees, and the related costs of providing our services, and spread them over the contract life. Even if we have entered into a binding contract with a customer and have received cash in advance, we defer recognition of revenue until we render our services or physically deliver a product. Revenues from the sale of equipment to customers that meet the criteria of sales-type lease accounting are recognized immediately upon transfer of the rights and obligations of ownership to the purchaser. If a sale of equipment does not meet these criteria the revenue is deferred and amortized.

As part of our investment in Radianz, we agreed to take on the Reuters network and to deliver certain cost savings on the supply of these services following the migration of the Reuters network to us. In exchange we were granted an exclusive agreement to supply network services to Radianz. Until the network could be fully migrated to us, the circuits were placed in trust for us until they could either be replaced or novated. For contracts held in trust, Reuters has given us beneficial interest in the circuit. However the contracting parties remain unchanged and the circuit charges (which we record in costs of services and products sold) from the circuit owners are billed to us by Reuters. We recognized revenue of approximately $60 million in 2002 and $46 million in 2001 on our billing to Radianz as a result of provisions contained in the various arrangements governing our relationship with Radianz and Reuters.

Capacity transactions

The decision whether to classify certain cash outflows as capital expenditures or expenses also has a significant effect on our financial statements. We purchase capacity on major international routes where it is economic to do so. The agreements we enter into (known as Indefeasible Rights of Use or IRUs) are similar in nature to capital leases. These agreements typically involve the prepayment of all lease costs. These payments are recorded within intangible assets in the balance sheet, with an annual amortization charge recognized in the income statement.

If our capacity agreements were not classified as intangible assets, the annual amortization charge and our gross profit would have been reduced by approximately $20 million. Our net loss would not have changed.

Property, plant and equipment

Under the terms of our relationship with SITA for the management of the network, both under the former Joint Venture Agreement and the current Network Services Agreement, we are required to fund all capital expenditures on the network, except for those assets that are to be used solely for SITA’s customers. Although we manage the entire network and approve all network capital spending, we do not legally own SITA’s Local Network Operators, which we call LNOs, where some of these assets are deployed. For these assets, our accounting reflects the economic reality of the transactions and accordingly we treat these expenditures as equipment purchases. If this treatment had not been adopted, approximately $96 million of our network assets as at December 31, 2002 would have been classified as loans to SITA. There would be no change in the statement of operations nor the statement of cash flows as we are charged for the related depreciation expense by the SITA LNOs, the liability for which is offset by reduction of the SITA loan.

The arrangements that replaced our joint venture with SITA gave us control over the entire network without legal ownership of some of the underlying assets. We are therefore required to recognize all costs of the SITA LNOs on the basis of our contractual control of their operations. Aside from our investment in Radianz, all of our activities are fully consolidated.

Business combinations

The difference between the French GAAP and U.S. GAAP treatment of our acquisition of Global One has a fundamental effect on our results of operations and financial position. Under French GAAP, we were not required to take into account the series of transactions that resulted in France Telecom acquiring majority control of us. The transaction was regarded as an acquisition by us of Global One, and the results of Global One were included in the income statement prospectively from June 30, 2001. Under U.S. GAAP (EITF 90-13 “Accounting for Simultaneous Common Control Mergers”), by contrast, the acquisition was accounted for as a reverse acquisition in which Global One acquired us, since France Telecom became the majority shareholder in the combined entity. Global One is viewed as the predecessor entity, and our results for the period January 1 to June 29, 2001 are excluded from the income statement for the year ended December 31, 2001.

For French GAAP purposes, we chose to apply the purchase method of accounting under paragraph 215 of Rule 99-02 of the Comité de la Réglementation Comptable. Under this method, we carried over the historical carrying value of Global One in our financial statements because we acquired over 90% of Global One in a single transaction through the issuance of shares. If we had not applied this accounting treatment we would have been required to recognize approximately $500 million of goodwill as an asset, rather than writing it off directly to equity. As noted below, all goodwill for French GAAP purposes has been reduced to nil in light of the continued difficult market conditions in the telecommunications industry and therefore we would have recorded an exceptional amortization charge for this goodwill as well in 2002.

The U.S. GAAP treatment required recognition of approximately $10.2 billion of goodwill and $200 million of other intangible assets, of which some $6.7 billion arose from the acquisition itself and approximately $3.7 billion arose from the ‘push down’ by France Telecom of goodwill and other intangible assets generated on the purchase of the interests of Sprint and Deutsche Telekom in Global One.

Impairment

Under both French and U.S. GAAP long-lived assets, including goodwill, are subject to an impairment review when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant declines, other than temporary, in the market price of our ordinary shares as well as difficult market conditions in the telecommunications sector.

Under French GAAP, the need for recording an impairment is determined by reference to the sum of undiscounted cash flows based on economic assumptions and forecasted operating activities approved by our management. When a write-down is deemed necessary, it is calculated by reference to the difference between the carrying value and the fair value. The determination of the fair value is based on valuations which differ depending on the method used.

Valuation methods we use include discounted cash flows using appropriate rates and considering other opportunities related to the acquisition such as synergies resulting from the integration as well as the strategic value of the acquired company to us, or by reference to quoted market prices. Significant management judgment is involved in determining the discounted cash flows and the underlying variables. These estimates, as well as the use of certain valuation methods, are the basis for the evaluation of the value in use of goodwill and therefore the amount of any impairment. In light of the continued trading difficulties in the telecommunications market, and significant declines in telecommunications valuations, we recognized an exceptional amortization charge of $154.8 million to reduce all French GAAP goodwill to nil. The size and timing of the exceptional amortization charge was based on our view that the discounted cash flows related to our investment were not sufficient to recover the carrying value of our investment.

We recorded a U.S. GAAP impairment charge of $7.5 billion against goodwill and other intangible assets in 2001 as a result of the significant deterioration of the telecommunications market. In January 2002 we adopted SFAS 142 which requires all goodwill be reviewed for impairment at least annually. Since we are a single reporting unit we have determined that our fair value is best represented by using the quoted market price of our stock. When we performed our impairment review on December 31, 2002 our share price was $4.05, compared to $11.65 on December 31, 2001. As a result, the remaining $2.4 billion of goodwill was written off in 2002. If we had used another method to determine fair value, such as a discounted cash flow model, the amount of the goodwill write off, if any, could have been significantly different.

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

Proportional consolidation is not permitted under U.S. GAAP except in certain very specific circumstances that do not apply to Equant.

Use of unaudited data to record our share of the results of affiliates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses in the year. The 2002 financial statements of Radianz have not yet been audited and we have based the amount of loss we recognize on unaudited information. The audited financial statements of Radianz may differ from this unaudited information, and our share of the loss for the year could therefore change. We will recognize the effect of any such change in the year ended December 31, 2003. Since our initial investment in Radianz, we have not been required to significantly adjust our share of the loss for the year on the basis of Radianz’s audited financial statements.

Non-recurring charges

Non-recurring charges represent amounts arising from significant reorganizations of the Company and significant asset impairments due to circumstances we believe are non-recurring, and are shown as an operating cost on a separate line of the Consolidated Statement of Operations. Under French GAAP it is possible to classify non-recurring charges as either ‘operating’ or ‘non-operating’ – if we had chosen to classify our restructuring activities as non-operating our operating loss for 2002 would have been reduced by $122 million. Our net loss would not have changed.

Amounts recoverable from France Telecom under the Contribution Agreement in respect of restructuring and integration of Equant, Global One and the SITA Equant network Joint Venture are shown as a reduction of non-recurring charges. French GAAP also permits these amounts recoverable to be treated as revenue or other income – adopting such treatment would have increased revenues or other income and non-recurring charges for 2002 by $94 million. Under U.S. GAAP, amounts recoverable are accounted for as capital contributions and recorded as additional paid-in capital – this difference is included in the reconciliation of French GAAP to U.S. GAAP in Note 30 to the Consolidated Financial Statements.

Share-based compensation

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

Under U.S. GAAP, share-based compensation is accounted for using the fair value based method in accordance with Statement of Financial Accounting Standard No. 123 (‘SFAS 123’) ‘Accounting for Stock-Based Compensation’. Under SFAS 123, compensation cost is measured at the date awards are granted and is recognized through charges to expense over the employees’ service period. The compensation expense under US GAAP does not include social charges until such time that such charges are payable upon exercise of the awards.

We use the Black-Scholes option pricing model to determine the amount of Share-based compensation cost to recognize in the financial statements. This requires us to make assumptions on such variables as share price volatility, expected lives of options and discount rates. Changes in these assumptions could significantly affect the amount of stock compensation cost recognized. We adopted SFAS 123 under the modified prospective method under the provisions of SFAS No. 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure’. The effect of adopting this method is that the compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. We were not required to restate results for prior periods – if we had been required to do so, our net loss for the year ended December 31, 2001 would have increased by approximately $1 million.

Results of Operations for the Year Ended December 31, 2002, Compared to the Year Ended December 31, 2001 based on French GAAP

The following table sets forth our statement of operations for the years ended December 31, 2001 and 2002. The table includes certain unaudited pro forma condensed combined financial information for the year ended December 31, 2001 as if the acquisition of Global One and the integration of the SITA Equant Joint Venture had occurred on January 1, 2001. The Company believes that this unaudited pro forma condensed combined financial information provides useful disclosure of the effects of the combination.

	For the year ended
	December 31,

	Actual		Pro Forma

	2001	2002	2001

	(U.S. dollars in millions, except
		percentages)
Revenues	$2,390.7	$2,973.1	$3,064.8
Cost of products and services	(1,847.0)	(2,269.9)	(2,409.2)
Other operating income	146.4	196.1	146.4

Gross profit	$690.1	$899.3	$802.0
Selling (1)	$(293.6)	$(333.3)	$(401.8)
General and Administrative (1)	(261.2)	(374.0)	(408.9)

EBITDA (2)	135.3	192.0	(8.7)
Depreciation and amortization, excluding goodwill	(299.2)	(463.6)	(452.8)
Share plan costs (3)	7.1	9.9	7.1
Non-recurring charges (4)	(110.2)	(122.2)	(109.6)

Operating loss	$(267.0)	$(383.9)	$(564.0)
Finance charges	$(17.9)	$13.3	$(32.9)
Reversal of (loss on) impairment of investments accounted for at cost	(13.1)	0.3	(13.1)
Income taxes	(41.6)	(11.9)	(57.2)
Employee profit sharing	—	(0.6)	—
Equity in loss of affiliate	(25.3)	(27.3)	(25.3)

Net loss from continuing operations before minority interests and goodwill amortization	$(364.9)	$(410.1)	$(692.5)
Goodwill amortization	$(21.7)	$(178.9)	$(21.7)

Net loss from continuing operations before minority interests	$(386.6)	$(589.0)	$(714.2)

Minority interests	(0.6)	(0.7)

Net loss from continuing operations	$(387.2)	$(589.7)
Discontinued operations	10.8	—

Net loss	$(376.4)	$(589.7)

Unaudited pro forma statement of operations for the year ended December 31, 2001

The presentation of financial information on a pro forma basis complies with French practice unless otherwise stated, but does not comply with Article 11 of Regulation S-X of the Exchange Act. The basis for the presentation of these financial statements is set out in Note 5 of the Consolidated Financial Statements. There can be no guarantee that Equant would have achieved results similar to those presented in the pro forma financial information had the business combination in fact taken place on January 1, 2001. The unaudited pro forma financial information is not intended to be a substitute for, and should be read in conjunction with, the Financial Statements included in Item 18, including the notes thereto.

The following table is not intended to replace the Consolidated Financial Statements prepared in accordance with French GAAP.

			Global One
	Equant as	Global One	Excluded	Other
	Reported	H1 (5)	businesses (6)	Adjustments (7)	Pro Forma

Sales of services and products	$2,390.7	$595.4	$(95.4)	$174.1	$3,064.8
Cost of services and products sold	(1,847.0)	(582.8)	183.2	(162.6)	(2,409.2)
Other operating income	146.4	—	—	—	146.4

Gross profit	$690.1	$12.6	$87.8	$11.5	$802.0
Selling (1)	(293.6)	(110.8)	12.0	(9.4)	(401.8)
General and Administrative (1)	(261.2)	(111.1)	5.6	(42.2)	(408.9)

EBITDA (2)	$135.3	$(209.3)	$105.4	$(40.1)	$(8.7)
Depreciation and amortization, excluding goodwill	(299.2)	(85.6)	—	(68.0)	(452.8)
Share plan costs (3)	7.1	—	—	—	7.1
Non-recurring charges (4)	(110.2)	—	—	0.6	(109.6)

Operating loss	$(267.0)	$(294.9)	$105.4	$(107.5)	$(564.0)
Financial income/(charges)	(17.9)	(34.0)	—	19.0	(32.9)
Loss on impairment of investments accounted for at cost	(13.1)	—	—	—	(13.1)
Income taxes	(41.6)	(2.4)	—	(13.2)	(57.2)
Equity in loss of unconsolidated affiliate	(25.3)	—	—	—	(25.3)

Net profit/(loss) from continuing operations, before minority interests and goodwill amortization	$(364.9)	$(331.3)	$105.4	$(101.7)	$(692.5)
Goodwill amortization	(21.7)	(2.4)	2.4		(21.7)

Net profit/(loss) from continuing operations before minority interests	$(386.6)	$(333.7)	$107.8	$(101.7)	$(714.2)

(1)	Selling costs consist of expenses incurred to promote and sell our products and services and to monitor and collect accounts receivable. In our Annual Report on Form 20-F for the year ended December 31, 2001 $38.5 million of bad debt expense was included within General and Administrative costs for 2001. We now record these amounts in selling costs. Prior period comparatives have been amended to reflect the current classification.

(2)	“EBITDA” is defined as earnings before finance charges, income taxes, share plan costs, non-recurring charges, depreciation and amortization. EBITDA should be considered only in conjunction with all of the information in the Selected Financial Data as well as the Consolidated Financial Statements. You should not consider EBITDA to be an alternative to operating profit/loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity. Although many companies calculate measures of EBITDA and include these in their financial statements, EBITDA is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. EBITDA is used in the telecommunications industry as a measure of financial performance by excluding certain variables that affect net income (including asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of the operations of a telecommunications company. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.

(3)	Share plan costs represent the cost of providing stock to employees under our share-based incentive compensation plans. Under French GAAP there is no compensation cost if awards and options are satisfied through the issue of new equity. Social security charges are payable on the fair value of the shares granted and are recognized over the period between the granting and vesting dates of the awards. These costs were negative in 2001 and 2002 (meaning that we reversed costs that were previously incurred). This happened because we released accruals for social charges which will no longer be payable following the decline in our share price. The negative cost in 2002 also includes an exceptional gain of $9.8 million following finalization of social charge payments relating to the pre-merger share option scheme.

(4)	Non-recurring charges mostly include the costs of integrating the former Global One businesses and significant asset impairments due to non-recurring circumstances.

(5)	“Global One H1” represents the results of Global One for the period from January 1, 2001 through June 29, 2001. Certain reallocations have been made to the results presented in our Annual Report on Form 20-F for the year ended December 31, 2001 to align the pro forma results to the current accounting basis. The main reallocations are moving staff and associated costs for sales support and other post-sales activities of $50 million from selling costs to costs of services and products sold and the transfer of information systems costs of $22 million from costs of services and products sold to general and administrative costs. Prior to these reallocations and the bad debt reallocation described in (i) above, pro forma gross profit was $830 million, pro forma gross margin was 27.1%, and pro forma selling and general and administrative costs were $409.3 million and $429.4 million respectively.

(6)	“Global One excluded businesses” primarily represent the carrier voice and calling card businesses of Global One which we now undertake as agents of France Telecom.

(7)	“Other adjustments” include the revenues and associated incremental costs of the SITA/Equant network Joint Venture, as well as adjustments to the results of Global One for the period from January 1, 2001 through June 29, 2001. The pro forma adjustments reflect the inclusion in our statement of operations of all of the historic costs of the Network for the period from January 1, 2001 through June 29, 2001, allocated between cost of revenue and selling, general and administrative expenses. The pro forma revenues reflect the assumption that we would have billed SITA for its share of network costs. Any revenues contained in our historic accounts that had been billed directly to SITA have been eliminated as these are now intercompany revenues.

Revenues

The following tables set forth our revenues, on an actual and a pro forma basis, broken down by line of business.

	Year ended December 31,

	2001	2002	2001

	Actual		Pro Forma

	(U.S. dollars in millions, except percentages)

Network Services	$1,258.5	$1,567.1	$1,551.2
As a percentage of revenues	52.6%	52.7%	50.6%
Integration Services	447.1	453.4	498.9
As a percentage of revenues	18.7%	15.3%	16.3%
Other Services	142.3	238.9	284.9
As a percentage of revenues	6.0%	8.0%	9.3%
SITA Network contract	542.8	713.7	729.8
As a percentage of revenues	22.7%	24.0%	23.8%

Total	$2,390.7	$2,973.1	$3,064.8

Our actual revenues increased by 24.4% to $2,973.1 million for the year ended December 31, 2002 compared to $2,390.7 million for the year ended December 31, 2001. This resulted principally from the inclusion of a full year of revenues from Global One in 2002 compared to six months in 2001 and from significant increases in revenues from SITA following the termination of the SITA Equant network Joint Venture.

On a pro forma basis our revenues fell by 3.0% from $3,064.8 million. This reflects declines in Integration Services, Other Services and the SITA Network contract, partially offset by increases in revenues from Network Services. Our Network Services business enjoyed significant volume increases offset by price declines.

The following table shows our actual revenues broken down by geographic region. Revenues are attributed to the region in which the related services are invoiced.

	Year ended December 31,

	2001	2002

	(U.S. dollars in millions, except in
	percentages)
Revenues by Region:
Americas	$801.7	$689.8
As a percentage of revenues	33.5%	23.2%
Europe, Middle East and Africa	1,348.6	2,147.4
As a percentage of revenues	56.4%	72.2%
Asia Pacific	240.4	135.9
As a percentage of revenues	10.1%	4.6%

Total	$2,390.7	$2,973.1

Europe, Middle East and Africa achieved 59% revenue growth for the year ended December 31, 2002 as compared to 2001, while the Americas and Asia Pacific experienced reductions of 14% and 43% respectively. These figures reflect primarily the concentration of our global billing activities in Dublin, Ireland.

Network Services

Revenues from network services grew by approximately 25% to $1,567.1 million, as compared to $1,258.5 million in 2001. These revenue increases were principally the result of the inclusion of a full year of revenues from Global One in 2002 compared to six months in 2001. On a pro forma basis Network Services revenues grew by 1%, driven by the demand for high speed protocols, but offset by volume declines on low speed protocols and a reduction in the indirect wholesale channels, particularly Deutsche Telekom and Sprint. Overall traffic was significantly higher but offset by price declines reflecting the current weakness in the telecommunications marketplace.

The following table sets forth the revenues from each of our Network Services primary product lines.

Revenues by product line:

	Year ended December 31,

	2001	2002	2001

	Actual		Pro Forma

	(U.S. dollars in millions, except percentages)

Frame Relay and IP	$947.2	$1,336.8	$1,231.2
As a percentage of Network Services revenues	75.3%	85.3%	79.4%
Traditional MDNS (X.25/SNA/SDLC/X.28)	311.3	230.3	320.0
As a percentage of Network Services revenues	24.7%	14.7%	20.6%

Total	$1,258.5	$1,567.1	$1,551.2

These revenue increases were principally the result of the inclusion of a full year of revenues from Global One in 2002 compared to six months in 2001, as well as increases in volume (connections and traffic), which resulted from the growth in the international data transmission market and from both new and increased existing customer penetration. The pro forma revenue increase reflects the increases in volume described above, partially offset by reductions in revenue from our indirect sales channels, which are shown below.

	Year ended December 31,

	2001	2002	2001

	Actual		Pro Forma

	(U.S. dollars in millions, except percentages)

Direct	$931.4	$1,144.4	1,081.1
As a percentage of Network Services revenues	74.0%	73.0%	69.7%
Indirect	327.1	422.7	470.1
As a percentage of Network Services revenues	26.0%	27.0%	30.3%

Total	$1,258.5	$1,567.1	$1,551.2

On a pro forma basis, direct revenues increased by $63.3 million or 5.9%, to $1,144.4 million compared to $1,081.1 million in 2001. As a percentage of total Network Services revenues, direct revenues have increased from 69.7% in 2001 to 73.0% in 2002, reflecting the higher amount of revenue Global One had previously earned through wholesale relationships.

Indirect revenues have fallen by $47.4 million or 10.1% to $422.7 million compared to $470.1 million in 2001. This reflects significant decreases in the level of revenues from Sprint and Deutsche Telekom, former shareholders in Global One. We are seeking to increase revenues from our indirect channels and during 2002 entered into agreements with China Netcom and Japan Telecom.

The following table sets forth our actual network services revenue by geographic region based on the region in which the services are invoiced.

	Year ended December 31,

	2001	2002

	(U.S. dollars in millions, except in
	percentages)
Network Service revenues by Region:
Americas	$440.8	$507.0
As a percentage of Network Services revenues	35.0%	32.4%
Europe, Middle East and Africa	736.0	959.7
As a percentage of Network Services revenues	58.5%	61.2%
Asia Pacific	81.7	100.4
As a percentage of Network Services revenues	6.5%	6.4%

Total	$1,258.5	$1,567.1

We have continued to experience price erosion on contract renewals, and competition remains strong in the marketplace. Nonetheless, we continue to be successful in retaining our customer base – of our direct order intake, nine out of the top ten orders (by total order value) during the fourth quarter were renewals or extensions. We have benefited in part from the financial difficulties of some of our competitors, with approximately $185 million of orders being received from former customers of KPN Qwest and Worldcom. Contracts typically average three years, however some of our new customers have entered into contracts for terms of up to five years.

     The following table sets forth the number of connections provided to customers, including SITA.

	As at December 31,

	2001	2002

Network Service connections:
Connections	188,463	172,337

The decrease in the number of connections reflects the disconnection of approximately 18,800 low speed connections, partially offset by the addition of approximately 2,700 high-speed connections during the year. The average speed of our network connections grew by approximately 33% during 2002 from 302 kbps at December 31, 2001 to 403 kbps at December 31, 2002.

Integration Services

Revenues for 2002 grew by $6.3 million, or 1.4% to $453.4 million compared to $447.1 million in 2001. This growth was due to the inclusion of a full year of revenues from Global One in 2002 compared to six months in 2001.

On a pro forma basis our integration services revenues fell by 9.1% from $498.9 million in 2001, reflecting the impact of the continued economic slowdown on our target customers’ levels of capital expenditures. This has a negative effect on installation and maintenance income as well as fulfillment and system sales.

The following table sets forth our Integration Services revenues by product line.

	Year ended December 31

	2001	2002	2001

	Actual		Pro Forma

	(U.S. dollars in millions, except percentages)
Integration Services revenues by product line:
Services	234.3	195.8	226.1
As a percentage of IS revenues	52.4%	43.2%	45.3%
Fulfillment and system sales	121.5	135.1	141.3
As a percentage of IS revenues	27.2%	29.8%	28.3%
Hosting and applications	$91.3	$122.5	$131.5
As a percentage of IS revenues	20.4%	27.0%	26.4%

Total	$447.1	$453.4	$498.9

Revenues from Services have fallen by 13.4% on a pro forma basis, and have been broadly flat during each quarter of the year.

The weakening of fulfillment and systems sales was particularly pronounced in the first half of 2002, with revenues approximately 17% below the levels of the second half of 2001, however revenues recovered in the second half of 2002, recording two consecutive quarterly increases. Fulfillment and system sales in the fourth quarter were the highest in our history, some 35% above the corresponding period in 2001.

Revenues from hosting and applications fell by 6.8% on a pro forma basis, largely as a result of the loss of a significant client in the financial services sector.

Other Services

The following table sets forth our Other Services revenues by type.

	Year ended December 31

	2001	2002	2001

	Actual		Pro Forma

	(U.S. dollars in millions, except percentages)
Other Services revenues by type:
Convergence solutions	$101.0	$149.6	$172.8
As a percentage of Other Services revenues	71.0%	62.6%	60.7%
Services provided to France Telecom affiliates	41.3	89.3	112.1
As a percentage of Other Services revenues	29.0%	37.4%	39.3%

Total	$142.3	$238.9	$284.9

Revenues from Other Services rose by 67.9%, or $96.6 million, to $238.9 million in 2002 from $142.3 million in 2001. The increase reflects the inclusion of a full year of revenues from Global One in 2002 compared to six months in 2001.

On a pro forma basis revenues from Other Services fell by 16.1% or $46 million from $284.9 million. This drop in revenues reflects a reduction in revenues from Convergence Solutions (primarily the significant circuit switched voice activity we acquired with Global One) as customers are migrated to voice over IP, as well as lower second half product management royalties from France Telecom Transpac. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” for further information on our arrangements with France Telecom Transpac.

SITA Network Contract

Our revenues from the SITA network contract increased by $170.9 million or 31.5% to $713.7 million in 2002 from $542.8 million in 2001. This increase reflects the full year effect of the change in our contractual arrangements with SITA following the termination of the SITA Equant network Joint Venture. On a pro forma basis, our revenues from SITA fell by 2.2%, or $16.1 million, from $729.8 million in 2001. This decrease reflects price reductions guaranteed under the new contract that took effect on July 1, 2001, partially offset by the resolution of various issues with the new contract. Some of these disputed items dated back to July 1, 2001. Without these items, SITA revenues would have fallen by approximately 4% compared with the pro forma 2001 revenues.

Our contractual arrangements with SITA involve minimum revenue guarantees for the period to June 30, 2003. After that date we are required to move to market pricing, which is likely to significantly reduce our revenues at current prices.

Costs of Products and Services

Costs of products and services increased by 22.9% or $422.9 million, to $2,269.9 million in 2002 from $1,847.0 million in 2001. This was largely due to the inclusion of a full year of Global One activity in 2002 compared to six months in 2001. On a pro forma basis costs of products and services fell by $139.3 million or 5.8% in 2002. When the cost recovery arrangements (which we are required to treat as Other Operating Income and are described below) are taken into account, our net costs of products and services have fallen from a pro forma $2,262.8 million in 2001 to $2,073.8 million in 2002, a reduction of $189.0 million or 8.4%.

There is not an immediate direct relationship between revenues and costs. Consequently the cost reductions mainly reflect our continued focus on operational efficiencies and the effects of the Network restructuring and integration activities. We had 6,933 people (including 528 temporary staff) employed in the Network at December 31, 2002 compared to 7,891 (including 732 temporary staff) at December 2001, a reduction of 958 or 12%. As we continue to rationalize our Network activities we expect a further reduction in headcount in 2003.

The integration of Global One’s network into the Network has already yielded significant cost savings and we expect to enjoy further benefits in the future. Our access and data termination costs for the fourth quarter of 2002 were approximately 8% below that of the first quarter, and we have seen similar reductions in the cost of transmission over the same period. Our total network costs have fallen by almost 7% from the fourth quarter of 2001 to the fourth quarter of 2002.

Other Operating Income

Other operating income comprises recoveries from France Telecom in respect of our switched voice services and the provision of services with respect to the network. These recoveries from France Telecom are classified as Other Operating Income rather than revenues since we do not act as principal in these transactions. We recognized $196.1 million of Other Operating Income in 2002, compared to $146.4 million in the period from July 1, 2001 to December 31, 2001. Comparing the second half of 2002 to same period in 2001, Other Operating Income decreased by $94.6 million or 64.6% to $51.8 million.

We have agreed to transfer the operation, management and financial responsibility for our switched voice business and switched voice platform (most of which we acquired in the merger with Global One) to France Telecom by the end of 2005. We and France Telecom have planning and financial arrangements in place to ensure that the switched voice business does not materially affect our profitability. We received $131.1 million from France Telecom in 2002 under these arrangements, compared to $97.9 million in the period from July 1, 2001 to December 31, 2001. We expect to migrate gradually our voice business to a Voice over IP platform by the end of 2005 and accordingly these amounts should fall in the future.

We provide transmission capacity and IP services to France Telecom in countries where France Telecom does not have a presence. Pricing for these services is based on market price. We also supply ancillary support services to France Telecom on a cost plus basis. These commercial relationships will continue so long as France Telecom continues to own at least 34% of our outstanding shares; however, the commercial terms can be varied. France Telecom paid us $65.0 million for these support services in 2002, compared to $48.5 million in the period from July 1, 2001 to December 31, 2001.

Gross Profit

Gross profit grew by 30.3% or $209.2 million to $899.3 million in 2002 from $690.1 million in 2001. This increase reflects the inclusion of a full year of Global One as opposed to six months in 2001 and the termination of the SITA Equant network Joint Venture in 2001. The gross margin increased to 30.2% in 2002 from 28.9% in 2001. The improvement in gross margin is largely a result of our continued focus on operational efficiencies and the effects of the Network restructuring and integration activities described above. Our gross margin in the last two quarters of 2002 recovered to the levels enjoyed before the merger with Global One, and we expect it to further increase as the full benefits of network integration are realized.

On a pro forma basis, gross profit grew by 12.1%, or $97.3 million from $802.0 million in 2001. The pro forma gross margin rose from 26.2% in 2001 to 30.2% in 2002. The improvement in gross profit arises mainly from a combination of higher direct Network Services revenues and an improvement in the Network cost structure, following the integration of the Global One network, offset in part by the conditions facing our indirect Network Services business described above.

Our ability to increase margins will depend, among other things, on our ability to successfully manage our Network costs and our ability to market and sell additional specialist services to our customers, and the margins may in fact remain static or decline.

Selling Costs

Selling costs consist of expenses incurred to promote and sell our products and services and to monitor and collect accounts receivable. Selling costs increased by 13.5% to $333.3 million in 2002 from $293.6 million in 2001. The rise in expenditure reflects the inclusion of a full year of Global One activity in 2002 compared to six months in 2001. As a percentage of total revenues, selling costs fell from 12.3% in 2001 to 11.2% in 2002. The percentage has fallen reflecting the consolidation of the sales forces and closure of sales offices as discussed below.

Our bad debt expense fell by $10.4 million or 27.0% to $28.1 million in 2002 compared to $38.5 million in 2001, reflecting the impact of our improved credit control procedures on the collectibility of our receivables.

On a pro forma basis selling costs fell by 17.0%, or $68.5 million from $401.8 million in 2001. We have reduced our marketing and sales headcount from 1,905 at the beginning of the year to 1,662 at the year-end, a drop of almost 13%. We have continued to consolidate the sales force, reducing the number of quota bearing salespersons from 650 at December 31, 2001 to approximately 550 at December 31, 2002, while increasing the average value of direct orders per quota bearing salesperson during the same period. In addition, we closed a further six offices during the year. As a percentage of pro forma revenues, selling costs fell from 13.1% in 2001 to 11.2% in 2002.

We will continue to optimize selling costs during 2003.

General and administrative expenses

Our general and administrative expenses increased by $112.8 million, or 43.1%, in 2002, from $261.2 million in 2001 to $374.0 million in 2002. The rise in expenditure reflects the inclusion of a full year of Global One activity in 2002 compared to six months in 2001. As a percentage of total revenues, general and administrative costs rose from 10.9% in 2001 to 12.6% in 2002.

On a pro forma basis, general and administrative expenses fell by 8.5% or $34.9 million from $408.9 million in 2001. This reduction results from our continuing restructuring and integration program, which has reduced headcount and cut duplicated expenses for premises, equipment and information technology. Over 60 administrative and office sites have now been closed representing annualized savings in excess of $8 million. As a percentage of pro forma revenues, general and administrative expenses fell from 13.3% in 2001 to 12.6% in 2002.

We expect to make further significant reductions in general and administrative expenses during 2003, as the necessary integration of back office processes and systems should enable further efficiencies.

EBITDA

EBITDA increased by 42.0% to $192.0 million in 2002 from $135.3 million in 2001. As a percentage of revenue, EBITDA increased from 5.7% in 2001 to 6.5% in 2002. This improvement reflects the increased gross margins as well as the proportionate reduction in selling costs, partially offset by proportionate increases in general and administrative costs.

On a pro forma basis, EBITDA in 2001 was a loss of $8.7 million. The pro forma improvement in 2002 reflects the significant increase in pro forma gross profit, as well as the decreases in pro forma selling, general and administrative costs.

Depreciation and amortization, excluding goodwill

Depreciation and amortization increased by $164.4 million, or 55.0%, in 2002 to $463.6 million from $299.2 million in 2001. The increase primarily reflects the increased amount of network assets following the acquisition of Global One. As a percentage of revenue, depreciation and amortization rose from 12.5% in 2001 to 15.6% in 2002.

On a pro forma basis, depreciation and amortization increased by $10.8 million or 2.4% in 2002 from $452.8 million in 2001. The depreciation charge is substantially above the current rate of capital expenditure, reflecting the high levels of capital expenditure in recent years. We expect depreciation to rise slightly in 2003 but then to decline as the asset base matures and integration and operating benefits reduce our future capital expenditure expectations.

Share plan costs

Since all our share option exercises have been satisfied with the issue of new shares, share plan costs represent the social charges expected to be payable on exercise. These costs were negative in 2001 and 2002 as a result of the release of accruals for social charges which will no longer be payable following the decline in our share price.

The credit recognized in 2002 includes an exceptional gain of $9.8 million following finalization of social charge payments relating to the pre-merger share option scheme.

Non-recurring charges

The following table sets forth the components of our non-recurring charges for the periods indicated.

	Year ended December 31,

	2001	2002

	(U.S. dollars in millions)
Non-recurring charges:
Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$173.4	$193.3
Impairment of IRUs	—	24.1
Divisional reorganization	0.4	—
SITA Equant network Joint Venture restructuring	5.1	—
Other	10.5	(0.8)

Total	$189.4	$216.6
Reimbursement due from FT	(79.2)	(94.4)

Total	$110.2	$122.2

Non-recurring charges in 2002 amounted to $216.6 million. This largely comprised $193.3 million of restructuring and integration costs following the France Telecom transactions as well as $24.1 million of asset impairments as a result of the bankruptcy of IRU providers.

Non-recurring charges in 2001 amounted to $189.4 million. This comprised $173.4 million of restructuring and integration costs as well as $10.5 million of transaction-related expenses that could not be treated as part of the cost of acquisition.

Following the merger with Global One and the termination of the SITA/Equant network Joint Venture, we commenced integrating the operations of the three organizations. The major components of the restructuring and integration costs incurred during the period since the transactions are asset write downs ($125.7 million), lease exit costs ($67.6 million), employee termination costs ($76.2 million), and integration planning and implementation costs ($37.9 million).

We expect to incur further costs as a result of our restructuring and integration with Global One and the SITA/Equant network Joint Venture, some of which will be reimbursed by France Telecom through June 2003. We anticipate that our integration activities will yield enhanced synergies, largely comprised of headcount reductions, closure of duplicate facilities and savings in network costs. We may not be able to achieve the benefits we anticipate through our restructuring and integration activities to the extent or as soon as we expect, and we may have to incur further costs in pursuit of these benefits.

Under the terms of the Contribution Agreement, certain of the restructuring and integration costs are to be reimbursed by France Telecom. France Telecom will meet $173.6 million of the costs incurred to date, and this contribution has been netted against the expense. Some $140.9 million of the reimbursement had been received at December 31, 2002. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” and “Item 10. Additional Information – Material Contracts” for further information.

We recorded an impairment charge of $24.1 million as a result of the failure of certain IRU suppliers to honor their contractual commitments to us. We review our capacity on a regular basis to determine whether, based on an assessment of future cash outflows, we have excess capacity that should be written off. We write off all capacity identified as surplus to our forecast future requirements, and we record an impairment loss whenever we receive notification from a supplier of their inability to continue providing capacity. The $24.1 million impairment charge related to capacity previously provided by KPN Qwest, Pacific Crossing and Pangea. We also wrote off $49.2 million of surplus capacity (including provisions for future operating and maintenance liabilities) in 2002 as a restructuring expense.

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

Operating loss

We recorded an operating loss of $383.9 million in 2002 compared to $267.0 million in 2001. This change reflects increases in the cost of products and services, selling, general and administrative costs and depreciation charges following the acquisition of Global One, partially offset by the improved gross margins driven by our integration activities.

On a pro forma basis, our operating loss fell by 32.0% or $180.1 million in 2002 from $564.0 million in 2001. This change reflects the increased level of gross profit and reduced levels of selling, general and administrative costs.

Financial income / (charges)

The following table sets forth the components of our financial income/(charges) for the periods indicated.

	Year ended December 31,

	2001	2002

	(U.S. dollars in millions)
Financial income / (charges):
Foreign exchange (losses) / gain	$(6.4)	$8.2
Cost of early termination of finance arrangements	(2.1)	—
Interest income	20.9	7.1
Interest expense	(30.3)	(2.0)

Financial income / (charges)	$(17.9)	$13.3

In 2002 the U.S. dollar initially continued to strengthen against all other major currencies, reaching a peak against its major counterparts in the first quarter. After a short period of stabilization the dollar started to decline, most notably in the months May and June and, again, towards year-end. Overall in 2002 the dollar lost 15.4% in value against the Euro, 10.8% against sterling and 7.6% against the yen.

During 2002, the Company ended its practice of entering into foreign exchange contracts to hedge certain intercompany foreign currency balances, and instead designated these items as long term intercompany funding balances. The unwinding of the contracts in place resulted in a $37.0 cash inflow, which was not matched by a corresponding cash movement on the intercompany balances. Our net foreign exchange gain of $8.2 million reflects the impact of the sudden weakening of the dollar on our non-dollar-denominated net payables which were not fully covered by forward contracts.

Net interest income for 2002 was $5.1 million compared to a net expense of $9.4 million in 2001. The cash injection from the France Telecom transaction allowed us to repay debt, which had built up through June 2001. We have maintained a positive net cash balance since June 2001. See “—Liquidity and Capital Resources”.

In 2001, the U.S. dollar strengthened against all other major currencies, with increases of 6.3% against the Euro, 3.9% against the British Pound and 12.1% against the Yen. We incurred a foreign exchange loss in 2001 primarily as a result of the impact of the strengthening dollar on non-dollar-denominated loans to former Global One subsidiaries which were not hedged.

During the second quarter of 2001, we recognized a charge of $2.1 million as a result of early repayment fees on the outstanding borrowings under our main credit line, which we repaid as required on completion of the France Telecom transactions.

Reversal of (loss on) impairment of investments accounted at cost

A gain of $0.3 million was recognized in 2002 upon the disposal of our non-controlling interest in Tripeze.com, which had been fully written down in 2000.

The $13.1 million loss on impairment of investments recorded in 2001 represents the write-down to zero of our non-controlling interest in STSN Inc.

Income taxes

Our tax charge fell by 71.4% to $11.9 million in 2002 from $41.6 million in 2001, largely as a result of the reduction in deferred tax expense. On a pro forma basis, our tax charge fell by 79.1% from $57.2 million in 2001.

Our tax charge has varied considerably from year to year as a result of the varying levels of profitability of our operations in certain countries and the utilization of tax losses carried forward. We have a taxable presence in almost 100 countries and, even if an overall loss is incurred, a taxable profit is typically made in certain countries.

Certain of our subsidiaries, in particular the former Global One companies, have a history of significant losses, resulting in substantial tax losses being carried forward. These are recorded on the balance sheet as deferred tax assets net of valuation allowance, reflecting our determination that it is probable that we will fail to realize our investment in some portion or all of these assets.

Estimated net operating loss carry forwards at December 31, 2001 and 2002 and their expiration dates as at December 31, 2002 are shown below:

	Net operating loss	Net operating loss

Country of tax
jurisdiction	2001	2002	Expiration

	(U.S. dollars in millions)
The Netherlands	$104.0	$110.2	No expiration

United Kingdom	217.1	152.5	No expiration

United States	396.6	239.2	2009 to 2015

Ireland	273.0	706.4	No expiration

Belgium	62.4	196.2	No expiration

Other	455.0	504.6	Various

Total	$1,508.1	$1,909.1

The following table sets forth the calculation of our tax charge for the periods indicated.

	Year ended December 31,

	2001	2002

	(U.S. dollars in millions)
Tax charge:
Current tax	$12.3	$11.9
Deferred tax charge	29.3	—

Total provision	$41.6	$11.9

At December 31, 2002 the deferred tax asset was $554.5 million, including those related to operating losses of $495.2 million and to other temporary timing differences of $59.3 million. However, we have recorded a 100% valuation allowance against the asset to reflect our estimate that it is not probable that we will realize the asset in the near future. While these assets have been provided for, the tax losses remain available for use in the future.

The comparable figures at December 31, 2001 were a deferred tax asset of $434.2 million with a 100% valuation allowance.

Employee profit sharing

The employees of majority-owned French subsidiaries of France Telecom are eligible to participate in a profit sharing program, the amount of which depends on the overall performance of the France Telecom group. In the year ended December 31, 2002, we incurred $0.6 million in respect of this program.

Equity in loss of affiliate

Our equity in the loss of Radianz has increased by $2.0 million, or 8.0%, to $27.3 million in 2002 from $25.3 million in 2001.

In the period since it has launched, Radianz has built a new IP network that is now operational with points of presence in 49 cities in 37 countries. The focus for 2002 was to attach member clients to the network. By the end of 2002 Radianz has over 7,000 members of its financial intranet community. The objective for 2003 will be to increase the number of services supplied to each member’s connections.

Goodwill amortization

Goodwill amortization increased by $157.2 million, or 724.4%, to $178.9 million in 2002 from $21.7 million in 2001 as a result of an exceptional amortization charge of $154.8 million recorded in the fourth quarter.

In light of the generally depressed state of the telecommunications market, we reassessed the fair value of goodwill. As a result we wrote the investments down to fair value. Following this exceptional amortization charge, there is no goodwill on the balance sheet as at December 31, 2002.

Discontinued Operations

We disposed of Equant Application Services on October 1, 2001 for consideration of $15.6 million, realizing a gain on disposal of $13.4 million. The net losses for the period to disposal amounted to $2.6 million.

Results of Operations for the Year Ended December 31, 2001, Compared to the Year Ended December 31, 2000 based on French GAAP

The following table sets forth our statement of operations for the years ended December 31, 2000 and 2001 and the percentage change between the two periods:

	Year ended December 31,		% change
			from 2000 to
	2000	2001	2001

	(U.S. dollars in millions, except
	percentages)
Revenues	$1,473.4	$2,390.7	62.3%
Cost of products and services	(989.0)	(1,847.0)	86.8%
Other operating income	—	146.4	n/a

Gross profit	$484.4	$690.1	42.5%
Selling (1)	$(182.9)	$(293.6)	60.5%
General and Administrative (1)	(124.4)	(261.2)	110.0%

EBITDA (2)	177.1	135.3	(23.6%)
Depreciation and amortization, excluding goodwill	(166.8)	(299.2)	79.4%
Share plan costs (3)	24.1	7.1	(70.5%)
Non-recurring charges (4)	(18.9)	(110.2)	483.1%

Operating profit/(loss)	$15.5	$(267.0)	n/a
Finance charges	$(10.7)	$(17.9)	67.3%
Loss on impairment of investments accounted at cost	(22.1)	(13.1)	(40.8%)
Income taxes	(4.4)	(41.6)	845.5%
Equity in loss of affiliate	(9.5)	(25.3)	166.3%

Net loss from continuing operations before minority interests and goodwill amortization	$(31.2)	$(364.9)	1,069.6%
Goodwill amortization	(16.1)	(21.7)	34.8%
Minority interests	(0.3)	(0.6)	100.0%

Net loss from continuing operations	$(47.6)	$(387.2)	713.4%
Net loss of discontinued operations	(0.3)	(2.6)	766.7%
Gain on disposal of discontinued operations	—	13.4	n/a

Net loss	$(47.9)	$(376.4)	685.8%

(1)	Selling costs consist of expenses incurred to promote and sell our products and services and to monitor and collect accounts receivable. In our Annual Report on Form 20-F for the year ended December 31, 2001, $38.5 million and $8.0 million of bad debt expense were included within General and Administrative costs in respect of the years ended December 31, 2001 and 2000, respectively. We now record these amounts in selling costs. Prior period comparatives have been amended to reflect the current classification.

(2)	“EBITDA” is defined as earnings before finance charges, income taxes, share plan costs, non-recurring charges, depreciation and amortization. EBITDA should be considered only in conjunction with all of the information in the Selected Financial Data as well as the Consolidated Financial Statements. You should not consider EBITDA to be an alternative to operating profit/loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity. Although many companies calculate measures of EBITDA and include these in their financial statements, EBITDA is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. EBITDA is used in the telecommunications industry as a measure of financial performance by excluding certain variables that affect net income (including asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of the operations of a telecommunications company. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.

(3)	Share plan costs represent our cost of providing stock to employees under our share-based incentive compensation plans. Under French GAAP there is no compensation cost if awards and options are satisfied through the issue of new equity. Social security charges are payable on the fair value of the shares granted and are recognized over the period between the granting and vesting dates of the awards. These costs were negative in 2000 and 2001 (meaning that we reversed costs that were previously incurred). This occurred because we released accruals for social charges which will no longer be payable following the decline in our share price. We have to pay the social security charges in cash to the appropriate public authorities when the awards vest.

(4)	Non-recurring charges in 2000 include the restructuring costs of some of our operations, particularly relating to our then existing joint venture with SITA and our integration services activities. In 2001 they mostly include the costs of integrating the former Global One businesses.

Revenues

The following table sets forth our revenues broken down by line of business and by geographic region. Revenues are attributed to the region in which the related services are invoiced.

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions,
	except percentages)
Revenues by Line of Business:
Network Services	$717.0	$1,258.5
As a percentage of revenues	48.7%	52.6%
Integration Services	434.7	447.1
As a percentage of revenues	29.5%	18.7%
Other Services	10.3	142.3
As a percentage of revenues	0.7%	6.0%
SITA Network contract	311.4	542.8
As a percentage of revenues	21.1%	22.7%

Total	$1,473.4	$2,390.7

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions, except in
	percentages)
Revenues by Region:
Americas	$570.4	$801.7
As a percentage of revenues	38.7%	33.5%
Europe, Middle East and Africa	746.6	1,348.6
As a percentage of revenues	50.7%	56.4%
Asia Pacific	156.4	240.4
As a percentage of revenues	10.6%	10.1%

Total	$1,473.4	$2,390.7

Our revenues increased by 62.3% to $2,390.7 million for the year ended December 31, 2001 compared to $1,473.4 million for the year ended December 31, 2000. This resulted principally from the acquisition of Global One in June 2001 (which added approximately $517 million to our revenues) and from significant increases in revenues from SITA following the termination of the SITA Equant network Joint Venture. If we had not acquired Global One, our revenues excluding the SITA Network contract would have increased by approximately 14%.

Europe, Middle East and Africa achieved 80.6% revenue growth, the Americas achieved 40.6% revenue growth and Asia Pacific achieved 53.7% revenue growth for the year ended December 31, 2001 as compared to 2000. These figures reflect primarily the areas of concentration of Global One’s business.

Network Services

Revenues from network services grew by approximately 76% to $1,258.5 million, as compared to $717.0 million in 2000, led by the continued demand for advanced, high speed data network services such as frame relay, asynchronous transfer mode (ATM) and IP services.

The following table sets forth the revenues from each of our Network Services primary product lines.

Revenues by product line:

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions,
	except percentages)
Revenues by product line:
Frame Relay and IP	530.7	947.2
As a percentage of Network Services revenues	74.0%	75.3%
Traditional MDNS (X.25/SNA/SDLC/X.28)	$186.3	$311.3
As a percentage of Network Services revenues	26.0%	24.7%

Total	$717.0	$1,258.5

These revenue increases were principally the result of the acquisition of Global One in June 2001, as well as increases in volume (connections and traffic), which resulted from the growth in the international data transmission market and from both new and increased existing customer penetration.

The following table sets forth our network services revenue by geographic region based on the region in which the services are invoiced.

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions,
	except in percentages)
Network Service revenues by Region:
Americas	$253.0	$440.8
As a percentage of Network Services revenues	35.3%	35.0%
Europe, Middle East and Africa	411.7	736.0
As a percentage of Network Services revenues	57.4%	58.5%
Asia Pacific	52.3	81.7
As a percentage of Network Services revenues	7.3%	6.5%

Total	$717.0	$1,258.5

The following table sets forth the change in the number of connections between 2000 and 2001:

	As at December 31,

	2000	2001

Network Service connections:
Connections	163,280	188,463

Total connections include connections for both Equant and SITA.

The increase in the number of connections reflects the inclusion of approximately 32,000 connections acquired with Global One, partially offset by a reduction in connections following the growth in high-speed connections.

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

The weakening of fulfillment and systems sales was particularly pronounced in the fourth quarter. This decline was partially offset by a 91% increase in revenues from hosting, messaging and applications, mainly as a result of the transfer of a hosting business from France Telecom to Global One in January 2001.

The following table sets forth our Integration Services revenues by product line.

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions,
	except percentages)
Integration Services revenues by product line:
Services	257.8	234.3
As a percentage of Integration Services revenues	59.3%	52.4%
Fulfillment	129.0	121.5
As a percentage of Integration Services revenues	29.7%	27.2%
Hosting and applications	$47.9	$91.3
As a percentage of Integration Services revenues	11.0%	20.4%

Total	$434.7	$447.1

Other Services

The following table sets forth our Other Services revenues by type.

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions,
	except percentages)
Revenues by type:
Convergence solutions	10.3	101.0
As a percentage of Other Services revenues	100.0%	71.0%
Services provided to France Telecom affiliates	—	41.3
As a percentage of Other Services revenues	—%	29.0%

Total	$10.3	$142.3

Revenues from Other Services rose by 1,281.6%, or $132 million, to $142.3 million in 2001 from $10.3 million in 2000. The increase reflects significant increases in revenues from Convergence Solutions (primarily the significant circuit switched voice activity we acquired with Global One), as well as the inclusion of revenues from other services we now provide to France Telecom affiliates.

These largely comprise product management royalties from France Telecom Transpac under the new contractual arrangements originally agreed by Global One in January 2001. There was also an increase in circuit switched voice revenues.

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

The actions we took to integrate Global One’s network into the network yielded significant cost savings. The total charge for circuits (access, international, national and termination) fell by $40 million between the third and the fourth quarters of 2001, some 11% of the third quarter’s total, while staff costs associated with the network fell by $10 million, approximately 6% of the total for the third quarter, over the same period.

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

Gross Profit

Gross profit grew by 42.5% or $205.7 million to $690.1 million in 2001 from $484.4 million in 2000. This increase reflects our acquisition of Global One and the termination of the SITA Equant network Joint Venture in 2001. The gross margin fell from 32.9% in 2000 to 28.9% in 2001. The 2001 result was adversely impacted by reductions in revenue from continuing severe price competition in the Integration Services market, the lower margin earned on the former Global One contracts, partially offset by the improvement in the Network cost structure following the reorganization commenced in the fourth quarter of 2000 and the integration of the Global One network.

Our ability to increase margins will depend, among other things, on our ability to successfully manage our Network costs and our ability to market and sell global support center and professional and maintenance specialist services, and the margins may in fact remain static or decline.

Selling costs

Selling costs increased by 60.5% or $110.7 million to $293.6 million in 2001 from $182.9 million in 2000. The rise in expenditure reflects the increased numbers of sales staff following our acquisition of Global One, as well as the increase in bad debt expense, which rose to $38.5 million in 2001 compared to $8.0 million in 2000, as a result of the impact of deteriorating market conditions on the collectibility of our receivables. As a percentage of total revenues, selling costs fell from 12.4% in 2000 to 12.3% in 2001.

General and administrative expenses

Our general and administrative expenses increased by $136.8 million, or 110.0%, in 2001, from $124.4 million in 2000 to $261.2 million in 2001. The rise in expenditure reflects the acquisition of Global One. As a percentage of total revenues, general and administrative costs rose from 8.4% in 2000 to 10.9% in 2001.

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

Share plan costs

Since all our share option exercises have been satisfied with the issue of new shares, share plan costs represent the social charges expected to be payable on exercise. These costs were negative in 2001 and 2000 as a result of the release of accruals for social charges which will no longer be payable following the decline in our share price. As our share price declined, we adjusted our assumptions of the values of the option shares on which these accruals were based.

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

Following the merger with Global One and the termination of the SITA/Equant network Joint Venture, we commenced integrating the operations of the three organizations. The major components of the restructuring and integration costs incurred during the year ended December 31, 2001 are asset write downs ($51.5 million), employee termination costs ($38.0 million), lease exit costs ($35.4 million) and integration planning and implementation costs ($26.7 million). We established a Critical Staff Retention Program in advance of the France Telecom transactions, and approximately $10.0 million expensed in the year under that program is also included in restructuring charges.

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

Financial income / (charges)

The following table sets forth the components of our financial income/(charges) for the periods indicated.

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions)
Financial income / (charges):
Foreign exchange gain / (losses)	$2.3	$(6.4)
Cost of early termination of finance arrangements	–	(2.1)
Interest income	10.0	20.9
Interest expense	(23.0)	(30.3)

Financial income / (charges)	$(10.7)	$(17.9)

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

Loss on impairment of investments

Loss on impairment of investments fell from $22.1 million in 2000 to $13.1 million in 2001. This represents the write-down to fair value of certain investments accounted for using the cost method, as management believes that it is more likely than not that its initial investment may not be fully recovered. At December 31, 2000, the loss on impairment of investments consisted of a $17.0 million impairment provision on STSN Inc., a company in which we own a 7.1% non-controlling interest, and the write-off of $5.1 million representing the entire cost of our 18.0% non-controlling interest in Tripeze.com. At December 31, 2001, an additional $13.1 million was provided against the investment in STSN Inc. to write down the entire remaining cost of our investment to zero.

Income taxes

Our tax charge has varied considerably from year to year as a result of the varying levels of profitability of our operations in certain countries and the utilization of tax losses carried forward. We have a taxable presence in almost 100 countries and, even if an overall loss is incurred, a taxable profit is typically made in certain countries.

Certain of our subsidiaries, in particular the former Global One companies, have a history of significant losses, resulting in substantial tax losses being carried forward. These are recorded on the balance sheet as deferred tax assets net of valuation allowance, reflecting our determination that we will fail to realize some or all of these losses in the immediate future.

Estimated net operating loss carry forwards at December 31, 2000 and 2001 and their expiration dates as at December 31, 2001 are shown below:

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

At December 31, 2001 the deferred tax asset was $434.2 million, including those related to operating losses of approximately $374 million and to other temporary timing differences of $60 million. However, we recorded a 100% valuation allowance against the asset to reflect our management’s view that it is not probable that we will realize the asset in the near future. As a result of our decision to integrate Equant and Global One entities on a country by country basis, the substantially larger amounts of losses and other deferred tax assets in the Global One entities required that the valuation allowance be increased to 100%. While these assets have been provided for, the tax losses remain available for use in the future.

The comparable figures at December 31, 2000 were a deferred tax asset of $64.8 million with a valuation allowance of $27.4 million.

Equity in loss of affiliate

Our equity in the loss of Radianz has increased by $15.8 million, or 166.3%, to $25.3 million in 2001 from $9.5 million in 2000. This reflects a full year of our share of the losses of Radianz compared to the six months recognized in 2000.

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

Liquidity and capital resources

The following table summarizes our cash flows.

	Year ended December 31,

	2000	2001	2002

	(U.S. dollars in millions)
Cash flow by activity:
Operating activities	$69.2	$(117.4)	$383.1
Investing activities	(620.4)	(129.2)	(367.8)
Financing activities	400.9	574.8	50.4
Foreign exchange impact	(2.1)	4.1	0.7

Increase (decrease) in cash	$(152.4)	$332.3	$66.4

Operating Activities. In 2000, we generated cash inflows from operating activities of $69.2 million. This resulted primarily from a net loss for the period of $47.9 million, which included the significant non-cash items of $182.9 million for depreciation and amortization and $32.0 million for impairment losses and equity in loss of affiliates. Our working capital requirements increased by $90.0 million in the period.

In 2001, we incurred cash outflows from operating activities of $117.4 million. This resulted primarily from a net loss for the period of $376.4 million, which however included the significant non-cash items of $320.9 million for depreciation and amortization, $41.3 million in respect of the recognition of a valuation allowance against deferred tax assets and $52.6 million for impairment losses and equity in loss of affiliates. Our working capital requirements increased by $141.1 million in the period.

In 2002, we generated cash inflows from operating activities of $383.1 million. This resulted primarily from a net loss for the period of $589.7 million, which however included the significant non-cash items of $642.5 million for depreciation and amortization, $74.2 million for non-cash restructuring expenses and $51.4 million for impairment losses and equity in loss of affiliates. We received $140.9 million from France Telecom as reimbursement of restructuring and integration costs during 2002, and incurred related cash outflows of $134.5 during the same period. Our working capital requirements decreased by $204.4 million in the period. The significant improvement in working capital management reflects initiatives to improve our cash collection cycle and bring the days payable outstanding for our trade payables in line with the days sales outstanding for our trade receivables.

Investing Activities. Net cash used in investing activities consists of cash used for the purchase of property and equipment, intangible assets and acquisitions, less the proceeds from sales of assets. The level of net cash used in investing activities in 2000 reflected our ongoing investment in the Network, as described in “— Capital Expenditures”, as well as investments in unconsolidated affiliates, mostly relating to our contribution to Radianz.

In 2000, we purchased property and equipment with a value of $330.9 million and intangible assets of $21.2 million. We also invested net cash of $269.2 million. This primarily consisted of approximately $225 million, exclusive of transaction costs of $4.0 million, for the 49% interest in Radianz, our joint venture with Reuters. The remainder consisted of the acquisition of non-controlling interests of 18.0% in Tripeze.com Inc., 7.1% in STSN Inc. and 5.5% in iPass Inc., for cash considerations of $5.1 million, $30.1 million and $5.1 million, respectively. We funded these investments from our cash resources and a portion of our $400 million facility.

In 2001, we incurred capital expenditure of $412.2 million (we purchased property and equipment with a value of $346.8 million and intangible assets of $65.4 million) and generated $17.1 million of cash from asset disposals. Our capital expenditure was funded by our debt facilities and the cash received from France Telecom for the issuance of preference shares. The acquisition of Global One increased our cash balances by $295.3 million, before transaction costs of $29.4 million.

In 2002, we purchased property and equipment with a value of $332.3 million and intangible assets of $36.9 million. These purchases were funded by our existing cash resources and funds generated from operating activities. We also generated $1.4 million of cash through the disposal of investments held for resale.

Financing Activities. Net cash provided by financing activities in 2000 reflects drawings under a $400 million revolving credit facility established in October 1998. Net cash provided by financing activities in 2001 represents the cash received from France Telecom for the issuance of preference shares, net of long and short-term debt repayment. Net cash provided by financing activities in 2002 primarily represents additional cash received from France Telecom as reimbursement of amounts due under the Contribution Agreement and proceeds from the settlement of foreign exchange contracts.

We and our subsidiaries have a number of available unsecured lines of credit and other borrowing arrangements. At December 31, 2002, the unutilized portion of these totaled approximately $331.3 million.

We have a $250 million revolving credit facility agreement and a $50 million treasury management agreement with France Telecom. The terms of these agreements are set out below.

Under the revolving credit facility, France Telecom has made available to us a maximum of $250 million. Drawdowns are available in a variety of currencies until September 30, 2003. Interest is charged at 120 basis points above the inter bank offering rate of the relevant currency on the amount drawn down under the facility. The facility has a final maturity on September 30, 2007. No amounts have been drawn down under this facility.

Under the treasury management agreement, France Telecom has made available to us a maximum of $50 million. Interest is charged at 40 basis points above the overnight USD LIBOR on the net balance outstanding under the agreement. The terms of the agreement are subject to renewal on December 31 each year. No amounts have been drawn down under this facility.

We believe that a combination of our existing cash resources, the credit facility and the treasury management agreement from France Telecom is sufficient to meet our planned working capital needs beyond the end of 2003. See “Item 3. Key Information – Risk Factors – We may require additional funding from France Telecom or external sources.”

Capital expenditures. The telecommunications industry is generally characterized as highly capital intensive, although data networks are significantly less capital intensive than voice networks.

The following table sets forth our capital expenditures in 2000, 2001 and 2002, by category:

	Year ended December 31,

	2000	2001	2002

	(U.S. dollars in millions)
Capital expenditure by category:
Network and customer premises equipment	$299.0	$334.1	$301.5
Computer hardware and software	21.7	54.2	40.8
Other	31.4	23.9	26.9

Total	$352.1	$412.2	$369.2

Our capital expenditures totaled $369.2 million in 2002, primarily relating to the expansion of the network, the improvement of customer service and the further development of products and services including $36.9 million spent on increasing our transmission capacity in the form of IRUs. This included integration-related capital expenditure of approximately $48 million. We expect to continue to benefit from lower costs of capital items, including purchased transmission capacity, and from improved network capital efficiency. In 2000, we funded these investments from our cash resources and our debt facility. In 2001, we funded these investments from our debt facilities and the cash received from France Telecom for the issuance of preference shares. In 2002, we funded these investments from existing cash resources and funds generated from operations.

Our capital expenditures fell by $43 million, or 10%, from 2001 to 2002. This decrease is primarily due to a $28 million decrease in IRU purchases, as well as decreased purchases of other network equipment. On a pro forma basis our capital expenditure fell by $250 million from approximately $619 million in 2001, of which $519 million was in respect of network and customer premises equipment. The reduction in capital expenditures results from having one integrated network, more efficient purchasing and equipment deployment, as well as slower growth in certain revenue lines. As a percentage of revenues, our capital expenditure fell from 20.2% (on a pro forma basis) in 2001 to 12.4% in 2002, and is expected to fall to approximately 10% in 2003. We believe we have one of the lowest ratios of capital expenditure to revenue in the telecommunications industry.

Approximately 82% of our capital expenditures in 2002 were in common network equipment (both switching and transmission) and customer premises equipment, as compared to 81% in 2001 and 85% in 2000.

All significant capital expenditure requires the approval of our Investment Review Group, and we only incur expenditure to support revenue growth or to support operational efficiencies. Over 50% of our 2002 capital expenditure was principally revenue growth-driven, with 36% being efficiency driven and the remainder supporting the transmission infrastructure. We expect to invest in a similar proportion in 2003. We invest in the purchase of transmission capacity between major countries where it reduces the costs of transmission. We have also invested and we intend to continue to make significant investments in our computer, management information, customer service and billing systems.

Commitments and contingencies

The following summarizes our contractual obligations and commercial commitments at December 31, 2002, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

		Payments due by period

		Less than 1
	Total	year	1-3 years	3-5 years	After 5 years

		(U.S. dollars in millions)
Long-term debt, including current obligations (a)	$6.9	$6.9	$—	$—	$—

Capital lease obligations (b)	1.4	0.5	0.6	0.2	0.1

Operating lease obligations (c)	1,742.7	768.4	501.8	224.7	247.8

Purchase obligations (d)	53.6	34.4	19.2	—	—

Commitments to SITA in respect of the network (e)	—	—	—	—	—

Total Contractual obligations	$1,804.6	$810.2	$521.6	$224.9	$247.9

(a)	Long-term debt includes bank overdrafts and term borrowings.

(b)	The total minimum amount payable under capital leases of $1.4 million includes $0.2 million of future finance charges.

(c)	The amounts stated in respect of operating leases include obligations on leases where we are currently negotiating with lessors to terminate leases and for which provisions have been recognized as part of our restructuring and integration activities. Certain of these amounts are recoverable from France Telecom.

Access circuit leases, which account for over 60% of circuit lease expense, are usually entered into solely to support specific customer contracts and therefore the financial risks associated with these leases are specifically mitigated by offsetting revenues from customer contracts. Furthermore, we have historically been able to exchange Access circuit leases for alternative routes with the same supplier without incurring penalties.

(d)	We enter into purchase contracts with network equipment manufacturers and into supply contracts with other suppliers. We believe that there is no significant risk of financial loss from these contracts.

(e)	Under the arrangements with SITA that came into effect on June 29, 2001, we are responsible for operating and managing the Network. In certain countries SITA continues to operate the Network locally and we are charged all the costs of operating in such countries. SITA will continue to operate locally in certain countries until we can assume full ownership of all the local network assets in the affected countries. See “Item 7. – Major Shareholders and Related Party Transactions” and “Item 10. – Additional Information – Material Contracts” for more information.

		Commitments by period

	Total	Less than 1 year	2-3 years	4-5 years	After 5 years

		(U.S. dollars in millions)
Guarantees (a), (b)	$4.5	$4.5	$—	$—	$—
Unconditional supply obligations (c)	93.7	12.5	25.0	25.0	31.2
Defined benefit schemes (d)	60.7	—	—	—	60.7
Credit lines (e)	338.2	88.2	—	250.0	—

Total Commercial Commitments	$497.1	$105.2	$25.0	$275.0	$91.9

(a)	We have contingent liabilities, including guarantees provided to third parties, totaling $4.5 million at December 31, 2002.

(b)	We are party to a number of agreements under which we may be required to contribute to future commitments of various consortia created to own and maintain network assets. Should other members of individual consortia elect not to meet their own commitments, and thereby sacrifice benefits of consortia membership, the remaining consortia members (including the Company) may be required to increase their contributions and percentage membership. It is not possible to quantify this commitment.

Our agreement with Radianz obligates us to migrate portions of the Radianz backbone network onto our Network by July 2003. We have agreed to deliver cost savings on the operation of the migrated network, and are required to compensate Reuters if the cost saving targets are not met. It is not possible to quantify this contingent liability. We are in negotiation with Reuters regarding the technical requirements of the Reuters applications, as these applications prevent this cost saving commitment being achieved.

(c)	We have agreed to provide $125 million of services to Radianz over a period of 10 years from July 1, 2000. Approximately $31.3 million of services were provided in the period from July 1, 2000 through December 31, 2002.

(d)	We sponsor defined benefit pension schemes in a number of countries, some of which were under-funded at December 31, 2002. The amount shown above represents the excess of the present value of our obligations over the fair value of plan assets as determined by the actuaries of the respective schemes.

(e)	We and our subsidiaries have a number of available unsecured lines of credit and other borrowing arrangements. At December 31, 2002, the unutilized portion of these totaled approximately $331.3 million. See “—Liquidity and Capital Resources – Financing Activities”.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro, British pound, Japanese yen, Singapore dollars and Hong Kong dollars.

We calculate prices for our network services activities in U.S. dollars, and subsidiaries accounting for approximately 84% of our revenues from these activities use U.S. dollars as their functional currency. We may translate prices for these products and services at the time of sale or billing into other currencies using an exchange rate current at that time. We accordingly bear exchange rate risk during the lives of those contracts, as their prices are translated into other currencies at the time of sale. In other lines of business, we price and record revenues predominantly in local currencies.

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

Although the numerous currencies in which we operate have not moved uniformly, the U.S. dollar strengthened in 2000 against all other major currencies, and our consolidated net foreign exchange gain amounted to $2.3 million. The U.S. dollar appreciated still further in 2001, gaining 6.3% against the Euro, 3.9% against the British Pound and 12.1% against the Yen. Our consolidated net foreign exchange loss for 2001 amounted to $6.4 million. In 2002 the U.S. dollar initially continued its upward trend, reaching a peak against its major counterparts in the first quarter. After short period of stabilization the dollar started to decline, most notably in the months May and June and, again, towards year-end. Overall in 2002 the dollar lost 15.4% in value against the Euro, 10.8% against sterling and 7.6% against the yen. Our consolidated net foreign exchange gain for the year amounted to $8.2 million.

We prepare our Consolidated Financial Statements in U.S. dollars. However, as described above, a sizeable portion of our revenues were earned in currencies other than the U.S. dollar. In addition, a substantial portion of our assets are non-dollar denominated, because we generally carry local Network assets in the currency of the countries in which they are located. Any appreciation of the dollar against the currencies in which these items are denominated has the effect of reducing their dollar values in our Consolidated Financial Statements. For consolidation purposes, we translate into U.S. dollars, using the period-end exchange rate, the assets, shareholders’ equity and liabilities of those of our subsidiaries for which the dollar is not the functional currency. We translate income and expenses at the average exchange rate for the period. We record adjustments resulting from the translation directly in shareholders’ equity, and show them as “cumulative foreign currency translation adjustments” in our consolidated balance sheet. The balance sheet impact of such translation adjustments has been, and may be expected to continue to be, material from period to period. These adjustments resulted in decreases in shareholders’ equity of $25.2 million and $42.4 million in 2000 and 2001, respectively, and increases of $89.5 million in 2002. The change in shareholders’ equity in each year resulted primarily from the translation of local Network assets, held in the currency of the countries in which they are located, into U.S. dollars.

Research and Development

We do not perform basic research. We engage in a measure of technical research, focused principally on monitoring emergent technologies and the manner in which they can be adapted for commercial use.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We are currently reviewing the provisions of this statement and its potential impact on our results of operations and financial position. In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 44, Accounting for Intangible Assets of Motor Carriers, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This statement amends SFAS No. 13, Accounting for Leases, to eliminate inconsistencies between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects which are similar to sale-leaseback transactions. Also, this statement amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Provisions of SFAS No. 145 related to the rescission of SFAS No. 4 were effective for the Company on November 1, 2002 and provisions affecting SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 has not had a material impact on our financial statements.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard reviews the accounting for certain exit costs and disposal activities currently set forth in Emerging Issues Task Force Issue No. 94-3, “liability recognition for certain employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)”. The principal change relates to the requirements necessary for recognition of a liability for a cost associated with an exit or disposal activity. The new statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus the date of commitment to an exit plan. We expect the new standard to principally impact the ultimate timing of when charges are recorded as opposed to the amount of the ultimate charge.

In November 2002, the EITF reached a consensus on issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) on a model to be used to determine when a revenue arrangement involving the delivery or performance of multiple products, services and/or rights to use assets should be divided into separate units of accounting. Additionally, EITF 00-21 addresses if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. In addition, companies are permitted to apply EITF 00-21 to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes. We will adopt EITF 00-21 for revenue arrangements that are initiated after December 31, 2003. We are currently assessing what the impact of EITF 00-21 will be on our financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. Details of our Contingent liabilities and commitments are set out in Note 22. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We are currently assessing what the impact of FIN 45 will be on our financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. We are currently assessing what the impact of FIN 46 will be on our financial statements.

Operating and Financial Review under U.S. GAAP

The following section is a discussion of our results of operations under U.S. GAAP. The following discussion should be read in conjunction with the financial information included in Note 30 to the Consolidated Financial Statements.

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

The most significant change that occurred on June 29, 2001 was the acquisition of Equant. Following the acquisition, Global One’s consolidated balance sheet reflected goodwill and other intangible assets of approximately $10.4 billion. This resulted from (i) the “push down” of goodwill which arose upon France Telecom’s acquisition, in April 2000, of the interests in Global One held by Sprint and Deutsche Telekom, and (ii) the goodwill and other intangible assets arising on the reverse acquisition of Equant. Management has assessed the carrying value of goodwill and other intangible assets based upon certain assumptions it made in developing projections of future cash flows. These projections reflect the financial markets’ view of the telecommunications industry and business conditions in general, and suggest that we will not recover the carrying value of our goodwill and other intangible assets. Accordingly we recorded an impairment loss of $7.5 billion in our 2001 US GAAP financial statements to reflect the reduction in anticipated future cash flows. Following adoption of SFAS 142, we performed another impairment test on December 31, 2002. Since we are a single reporting unit we have determined that our fair value is best represented by using the quoted market price of our stock. When we performed our impairment review our share price was $4.05, compared to $11.65 on December 31, 2001. As a result, the remaining $2.4 billion of goodwill was written off in 2002. We continue to carry other intangible assets of approximately $178 million arising on the combination which are being amortized over periods of between four and 20 years.

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

Following completion of the transactions in June 2001, we began to integrate the businesses of Equant, Global One and the SITA/Equant network Joint Venture. Under the terms of the Contribution Agreement between France Telecom and Equant, we are sharing certain restructuring and integration costs for a period of two years following June 29, 2001. France Telecom has agreed to reimburse us for half the costs of employment and termination of the first 2,500 employees of the new entity (including employees to be transferred from SITA to us pursuant to the SITA/Equant network Joint Venture) that we identify as not necessary for our long-term operation. For a period of two years following June 29, 2001, the Contribution Agreement obligates France Telecom to participate in the non-personnel related integration and restructuring costs we expect to incur with respect to the integration of Equant, Global One and the SITA network and the realization of related synergies. France Telecom is to bear, or reimburse us for, 50% of the first $240 million of these costs and 100% of the next $90 million of these costs. Since July 2001 we have incurred $366.7 million of such costs, of which France Telecom is due to bear $173.6 million. Some $140.9 million had been received at December 31, 2002.

Results of Operations for the Year Ended December 31, 2002, Compared to the Year Ended December 31, 2001 based on U.S. GAAP

     The following table sets forth our statement of operations on a U.S. GAAP basis for the years ended December 31, 2001 and 2002 and the percentage change between the two periods. Certain reclassifications have been made to the results presented in our Annual Report on Form 20-F for the year ended December 31, 2001 to align the results to the current presentational basis. The main reclassifications are moving staff and associated costs for sales support and other post-sales activities of $50 million from selling, general and administrative costs to costs of services and products sold and the transfer of information systems costs of $22 million from costs of services and products sold to selling, general and administrative costs. Prior to these reallocations gross profit was $192.8 million, gross margin was 9.2%, and selling, general and administrative costs were $707.8 million.

	Year ended December 31,		% change
			from 2001
	2001	2002	to 2002

	(U.S. dollars in millions)

Revenues	$2,102.5	$2,973.1	41.4%
Cost of products and services	(1,937.7)	(2,496.9)	28.9%

Gross profit	$164.8	$476.2	189.0%
Selling, general and administrative expenses	$(679.8)	$(736.7)	8.4%
Non-recurring charges	(170.8)	(216.6)	26.8%
Amortization of goodwill and other intangible assets	(488.7)	(20.5)	(95.8)%
Loss on impairment of goodwill and other intangible assets	(7,478.7)	(2,440.9)	(67.4)%

Total operating costs and expenses	$(8,818.0)	$(3,414.7)	(61.3)%

Operating loss	$(8,653.2)	$(2,938.5)	(66.0)%
Equity in loss of affiliate	(25.8)	(168.9)	554.7%
Interest (expense) income (net)	$(7.1)	$7.1	n/a
(Loss) gain on impairment of investments accounted at cost	(13.1)	—	n/a
Minority interests	—	(0.7)	n/a

Total non-operating expenses	$(46.0)	$(162.5)	253.3%
Loss from continuing operations before taxes	$(8,699.2)	$(3,101.0)	(64.4)%
Income taxes	(27.6)	(4.7)	(83.0)%

Net loss from continuing operations	(8,726.8)	(3,105.7)	(64.4)%
Discontinued operations	14.5	—	n/a

Net loss	$(8,712.3)	$(3,105.7)	(64.4)%

Revenues

Revenues increased $870.6 million or 41% to $2,973.1 million for the year ended December 31, 2002 compared to $2,102.5 million for the year ended December 31, 2001. This reflects the inclusion of a whole year of Equant revenues in 2002 compared to six months in 2001.

Total revenues can be broken down as follows:

Revenues by Region

	Year ended December 31,

	2001	2002

	(U.S. dollars in millions,
	except percentages)
Americas	$556.2	$689.8
As a percentage of revenues	26.5%	23.2%
Europe, Middle East and Africa	1,433.2	2,147.4
As a percentage of revenues	68.1%	72.2%
Asia Pacific	113.1	135.9
As a percentage of revenues	5.4%	4.6%

Total	$2,102.5	$2,973.1

The change in the percentage of revenues generated from individual regions reflects primarily the concentration of our global billing activities in Dublin, Ireland.

It is not possible to compare revenues by Line of Business, as the basis of presentation adopted since June 30, 2001 is not consistent with that employed by Global One before that date and the data required to present Global One’s pre-combination revenues on the current basis cannot be obtained.

Cost of products and services

Costs of products and services consists of all costs incurred to provide services rendered to customers, including access, transmission and termination. It also includes the costs of network depreciation and maintenance and costs of goods and services purchased for resale.

Costs of products and services for the year ended December 31, 2002 increased by $559.2 million or 29% to $2,496.9 million (84.0% of revenues) compared to $1,937.7 million (92.2% of revenues) for the year ended December 31, 2001. This was largely due to the inclusion of a full year of Equant activity in 2002 compared to six months in 2001.

The improvement in the gross profit percentage reflects the operational efficiencies brought about by our Network integration activities, partially offset by additional depreciation charges to write off network assets.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2002 increased by $56.9 million or 8% to $736.7 million compared to $679.8 million for the year ended December 31, 2001. This was largely due to the inclusion of a full year of Equant activity in 2002 compared to six months in 2001. Bad debt expenses fell by 40% during the year, reflecting the impact of our improved credit control procedures on the collectibility of our receivables. Depreciation expense rose by 55%, reflecting the increased asset base.

Non-recurring charges

The following table sets forth the components of our non-recurring charges for the periods indicated.

	Year ended December 31,

	2001	2002

	(U.S. dollars in millions)
Non-recurring charges:
Restructuring of Equant, Global One and SITA Equant network Joint Venture	$69.6	$65.1
Integration of Equant, Global One and SITA Equant network Joint Venture	101.2	151.5

Total	$170.8	$216.6

Non-recurring charges in 2002 amounted to $216.6 million. This largely comprised $65.1 million of restructuring costs and $151.5 million of integration costs following the France Telecom transactions, which included $24.1 million of asset impairments as a result of the bankruptcy of IRU providers.

Following the merger and the termination of the SITA/Equant network Joint Venture, we commenced integrating the operations of the three organizations. The major components of the restructuring and integration costs incurred during the period since the transactions are asset write downs ($125.7 million), lease exit costs ($67.6 million), employee termination costs ($76.2 million) and integration planning and implementation costs ($37.9 million).

Under the terms of the Contribution Agreement, certain of the restructuring and integration costs are to be reimbursed by France Telecom. France Telecom will meet $173.6 million of the costs incurred to date, and this reimbursement has been treated as a capital contribution. Some $140.9 million of the reimbursement had been received at December 31, 2002. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” and “Item 10, Additional Information – Material Contracts” for further information.

We expect to incur further costs as a result of our restructuring and integration activities through June 2003. We anticipate that our integration activities will yield enhanced synergies, largely comprised of headcount reductions, closure of duplicate facilities and savings in network costs. We may not be able to achieve the benefits we anticipate through our restructuring and integration activities to the extent or as soon as we expect, and we may have to incur further costs in pursuit of these benefits.

We recorded an impairment charge of $24.1 million as a result of the failure of certain IRU suppliers to honor their contractual commitments to us. We review our capacity on a regular basis to determine whether we have excess capacity that should be written off. We write off all capacity identified as surplus to our forecast future requirements, and we record an impairment loss whenever we receive notification from a supplier of their inability to continue providing capacity. The $24.1 million impairment charge related to capacity formerly provided by KPN Qwest, Pacific Crossing and Pangea. We also wrote off $49.2 million of surplus capacity (including provisions for future operating and maintenance liabilities) in 2002 as an integration expense.

Amortization of Goodwill and Other Intangible Assets

Amortization of goodwill and other intangible assets, which includes customer relationships, workforce and trade marks, fell by 96% to $20.5 million for the year ended December 31, 2002 compared to $488.7 million for the year ended December 31, 2001. The decrease was primarily due to the impact of adopting SFAS 142, which requires goodwill and intangible assets with indefinite lives to be tested annually for impairment rather than amortized, as well as the reduction in the book value of goodwill following the $7,478.7 million impairment loss recorded in 2001. We recognized a further impairment charge in 2002 to write off our remaining goodwill balances. See “Loss on impairment of goodwill” for more details. The intangible assets on our balance sheet are being amortized over periods of between four and 20 years.

Loss on impairment of goodwill and Other Intangible Assets

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

In January 2002 we adopted SFAS 142 which requires all goodwill be reviewed for impairment at least annually. Since we are a single reporting unit we have determined that our fair value is best represented by using the quoted market price of our stock. When we performed our impairment review on December 31, 2002 our share price was $4.05, compared to $11.65 on December 31, 2001. As a result, all remaining goodwill was written off in 2002.

Depreciation

In addition to the amortization of goodwill and other intangible assets, we recognized a depreciation charge in 2002 of $463.6 million compared to $351.1 million in 2001, with the increase of $112.5 million due primarily to the inclusion of a full year of Equant activity in 2002 compared to six months in 2001. The significant level of capital expenditure in recent years has also caused depreciation expense to rise.

With the recent and continued forecast reductions in capital expenditure we expect depreciation and amortization as a percentage of revenue to fall in the future.

The depreciation charge is reflected in the financial statements based on the nature of costs and related assets as follows:

	Year ended December 31,

	2001	2002

	(U.S. dollars in millions)

Cost of revenue	$310.5	$400.5
Selling, general and administrative expenses	40.6	63.1

Total	$351.1	$463.6

Equity in loss of affiliate

Equity in the loss of affiliate comprises the following, relating entirely to Radianz for the period since the acquisition of Equant.

	Year ended December 31,

	2001	2002

	(U.S. dollars in millions)

Share in loss of affiliate	$17.8	$29.0
Amortization of goodwill	8.0	—
Impairment loss	—	139.9

Total	$25.8	$168.9

The need for recording an impairment was determined by reference to the sum of undiscounted cash flows based on economic assumptions and forecasted operating activities approved by our management. The write-down was calculated by reference to the difference between the carrying value and the fair value, which was based on the sum of appropriately discounted cash flows.

Interest (expense) income (net)

We recognized interest income of $7.1 million in 2002 compared to an expense of $7.1 million in 2001. We have been net cash positive since July 2001, having repaid all borrowings from France Telecom in March 31, 2001 as part of the reorganization of Global One prior to the acquisition of Equant.

At December 31, 2002 we had cash balances of $452.2 million, including $307.8 million on deposit with France Telecom, compared to $385.8 million (including $237.5 million on deposit with France Telecom) as at December 31, 2001. These deposits currently earn interest at a rate of approximately 1.36% per annum.

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

Total Non-Operating Expenses

Total non-operating expenses consist of interest (expense) income (net), equity in loss of affiliate and loss on impairment of investments. Total non-operating expenses increased by $116.5 million or 253% to $162.5 million for the year ended December 31, 2002 compared to $46.0 million for the year ended December 31, 2001. This increase in non-operating expenses was primarily due to the impairment of our investment in Radianz, partially offset by the increase in interest income and a decrease in impairment losses on investments accounted for at cost.

Loss on continuing operations before taxes

Loss on continuing operations before taxes fell by $5,598.2 million or 64% to $3,101.0 million for the year ended December 31, 2002 compared to $8,699.2 million for the year ended December 31, 2001. This decrease primarily resulted from the reduced goodwill amortization and impairment charges, increases in gross profit, partially offset by increased selling, general and administrative expenses and non-recurring charges.

Income Taxes

Income taxes fell by $22.9 million or 83% to $4.7 million for the year ended December 31, 2002 compared $27.6 to the year ended December 31, 2001. This reflects the effect of the group reorganization following the acquisition of Equant on the level of current taxes payable.

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

Similar reallocations between cost of products and services and selling general and administrative costs to those described above for 2001 have also been made to our statement of operations for the year ended December 31, 2000. Prior to these reallocations gross profit for 2000 was $(118.4) million, gross margin was (10.5)%, and selling, general and administrative costs were $466.0 million.

	Year ended December 31,		% change
			from 2000
	2000	2001	to 2001

	(U.S. dollars in millions)

Revenues	$1,131.7	$2,102.5	85.8%
Cost of products and services	(1,306.1)	(1,937.7)	48.4%

Gross profit	$(174.4)	$164.8	n/a
Selling, general and administrative expenses	$(410.0)	$(679.8)	65.8%
Non-recurring charges	—	(170.8)	n/a
Amortization of goodwill and other intangible assets	(216.4)	(488.7)	125.8%
Loss on impairment of goodwill	—	(7,478.7)	n/a

Total operating costs and expenses	$(626.4)	$(8,818.0)	1,307.7%

Operating loss	$(800.8)	$(8,653.2)	980.6%
Equity in loss of affiliate	—	(25.8)	n/a
Interest expense (net)	$(29.3)	$(7.1)	(75.8)%
Loss on impairment of investments accounted at cost	—	(13.1)	n/a

Total non-operating expenses	$(29.3)	$(46.0)	57.0%
Loss from continuing operations before taxes	$(830.1)	$(8,699.2)	948.0%
Income taxes	(8.9)	(27.6)	210.1%
Net loss from continuing operations	(839.0)	(8,726.8)	940.1%
Discontinued operations	—	14.5	n/a

Net loss	$(839.0)	$(8,712.3)	938.4%

Revenues

Revenues increased $970.8 million or 86% to $2,102.5 million for the year ended December 31, 2001 compared to $1,131.7 million for the year ended December 31, 2000. The acquisition of Equant increased revenues by approximately $1,003 million or 88% while the change in status of the excluded businesses reduced revenues by approximately $51 million or 5%.

Total revenues can be broken down as follows:

Revenues by Region

	Year ended December 31,

	2000	2001

	(U.S. dollars in millions,
	except percentages)
Americas	$315.4	556.2
As a percentage of revenues	27.9%	26.5%
Europe, Middle East and Africa	711.6	1,433.2
As a percentage of revenues	62.8%	68.1%
Asia Pacific	104.7	113.1
As a percentage of revenues	9.3%	5.4%

Total	$1,131.7	$2,102.5

The change in the percentage of revenues generated from individual regions reflects the fact that Equant bills a significant proportion of its revenues from Ireland.

It is not possible to compare revenues by Line of Business, as the basis of presentation adopted since June 30, 2001 is not consistent with that employed by Global One in 2000 and the data required to present Global One’s revenues on the current basis cannot be obtained.

Cost of products and services

Costs of products and services consists of all costs incurred to provide services rendered to customers, including access, transmission and termination. It also includes the costs of network depreciation and maintenance and costs of goods and services purchased for resale.

Costs of products and services for the year ended December 31, 2001 increased by $631.6 million or 48% to $1,937.7 million (92.2% of revenues) compared to $1,306.1 million (115.4% of revenues) for the year ended December 31, 2000. The increase in costs of products and services in 2001 is primarily attributable to the acquisition of Equant . The improvement in the gross profit percentage (moving from a gross loss to a gross profit) reflects the higher margin business model employed by Equant and increased operating efficiencies, partially offset by additional depreciation charges to write off network assets.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2001 increased by $269.8 million or 66% to $679.8 million compared to $410.0 million for the year ended December 31, 2000. Approximately $180 million of this increase was attributable to the acquisition of Equant, which increased the scale of the company’s activities significantly. Depreciation and bad debt expenses rose during 2001, reflecting an increased asset base and the impact of deteriorating market conditions on the collectibility of receivables.

Non-recurring charges

Non-recurring charges comprise the cost of restructuring and integrating Global One, Equant and the SITA/Equant network Joint Venture in the second half of 2001. The major components of the restructuring and integration costs incurred during the year ended December 31, 2001 are asset write downs ($51.5 million), employee termination costs ($38.0 million), lease exit costs ($35.4 million) and integration planning and implementation costs ($26.7 million). Equant had established a Critical Staff Retention Program in advance of the acquisition, and approximately $10.0 million expensed in the period under that program is also included in restructuring charges.

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

Loss on impairment of goodwill

Long-lived assets, including goodwill, are subject to an impairment review when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant falls, other than temporary, in the market price of our ordinary shares. The need for recording an impairment is determined by reference to the sum of undiscounted cash flows based on economic assumptions and forecasted operating activities approved by our management. When a write-down is deemed necessary, it is calculated by reference to the difference between the carrying value and the fair value. The determination of the fair value is based on valuations that differ depending on the method used. Significant management judgment is involved in the valuation process. Valuation methods we use include discounted cash flows using appropriate rates and considering other opportunities related to the acquisition such as synergies resulting from the integration as well as the strategic value of the acquired company to us, or by reference to quoted market prices. We recorded an impairment charge of $7,478.7 million in 2001 as a result of the significant deterioration of the telecommunications market. This charge was based on the difference between net book value of long-lived assets and fair value. The fair value of long-lived assets at December 31, 2001 was determined by reference to the market price of our ordinary shares as at that date, adjusted for an appropriate control premium, working capital and long-term liabilities.

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

Interest (expense) income (net)

Interest expense fell 76% to $7.1 million for the year ended December 31, 2001, compared to $29.3 million for the year ended December 31, 2000. The decrease in interest expense was primarily due to the repayment of borrowings from France Telecom in March 31, 2001 as part of the reorganization of Global One prior to the acquisition of Equant. We were net cash positive throughout the second half of 2001, generating interest income (including amounts due from France Telecom) of $6.8 million.

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

The Supervisory Board currently consists of nine supervisory directors, all of whom are appointed and removed by our shareholders at a General Meeting of shareholders. Our Articles of Association require the retirement of supervisory directors at the age of 68, although their terms are otherwise unlimited, except if the General Meeting appointing the director(s) specifies otherwise. Our Articles of Association provide that the General Meeting of shareholders must elect five directors nominated by France Telecom, as long as it holds at least 34% of our outstanding shares, one director nominated by SITA, one director nominated by the SITA Foundation and two independent directors nominated by the Nominating Committee. As of December 30, 2002, the SITA Foundation lost the right to nominate a director. There are now three independent directors on our Supervisory Board, as required by our Articles of Association. The supervisory directors do not have service contracts with us and no termination benefits are payable at the end of their mandates.

Our Articles of Association provide that the General Meeting of shareholders will elect supervisory directors from lists of nominees France Telecom, SITA, the SITA Foundation and the Nominating Committee present. The lists are binding as long as, with respect to any particular seat, the list consists of two or more candidates, although the shareholders can deprive the lists of their binding nature at a general meeting by two thirds vote representing more than half of our issued capital. Otherwise, the lists are non-binding. As of December 30, 2002, the SITA Foundation lost its right to name a supervisory director. On that date, the Nominating Committee acquired the right to nominate an additional independent director. On February 19, 2003, Fritz Fröhlich was elected to the Supervisory Board as an independent director, in the seat formerly held by Ricardo Lippi, the SITA Foundation’s nominee. Thierry Breton, Barbara Dalibard, Frank Dangeard and James Meyer were also elected to the Supervisory Board on February 19, 2003, as France Telecom representatives, replacing Jean-Yves Gouiffes, Bernard Izerable and Jean-Louis Vinciguerra. Michel Bon resigned effective October 24, 2002. His seat on the supervisory board remained vacant until February 19, 2003.

The supervisory directors appoint a chairperson of the Supervisory Board from among their ranks. The Supervisory Board appointed Barbara Dalibard Chairperson on February 28, 2003. The Supervisory Board meets no less frequently than once each calendar quarter, and must meet upon request by its chairperson or by two or more of its other supervisory directors. Resolutions of the Supervisory Board require the approval of an absolute majority of the votes cast.

The general meeting of shareholders may suspend or dismiss supervisory directors. The general meeting of shareholders establishes the compensation of supervisory directors upon the recommendation of the compensation committee of the Supervisory Board.

Any holder of a significant percentage of our shares may be able to exercise more influence at a shareholders’ meeting than would be apparent from the size of its holding to the detriment of our public shareholders. This is because the holders of most of our publicly owned shares hold their shares in book-entry form, and many of these holders do not give voting instructions to their depositary institutions. These institutions generally do not vote shares without instructions. It may be difficult for shareholders holding shares in book-entry form to deliver voting instructions to us. Our Articles of Association contain no requirement that a specified percentage of our shares must be represented at shareholders’ meetings for the shareholders present at the meeting to adopt resolutions.

Our current supervisory directors are:

Thierry Breton. Born 1955. He is CEO and Chairman of France Telecom. He was elected to the Supervisory Board, as a France Telecom Nominee, on February 19, 2003, for an indefinite term.

Barbara Dalibard. Born 1958. She is in charge of Corporate Solutions for France Telecom. She was elected to the Supervisory Board, as a France Telecom Nominee, on February 19, 2003, for an indefinite term. She was appointed Chairperson of the Supervisory Board on February 28, 2003.

Jacques Champeaux. Born 1948. He is the Secretary General of France Telecom. He was elected to the Supervisory Board, as a France Telecom Nominee on June 27, 2001, to be effective at the close of the merger on June 29, 2001, for an indefinite term.

Frank Dangeard. Born 1957. He is a member of the Executive Committee of France Telecom as head of the Rebalancing Program. He was elected to the Supervisory Board on February 19, 2003, as a France Telecom Nominee, for an indefinite term.

James Meyer, Born 1954. He is President of Aegis Ventures, Inc. He was elected to the Supervisory Board, as a France Telecom Nominee, on February 19, 2003, for an indefinite term.

Fritz Fröhlich. Born 1942. He is Deputy Chairman/Chief Financial Officer AKZO Nobel. He was elected to the Supervisory Board, as an independent director, on February 19, 2003, for an indefinite term. He is also a Supervisory Board member of DRAKA NV, Amsterdam, NetherlandsESSELTE AB, Stockholm, Sweden.

Roberto Quarta. Born 1949. He is a Principal in Clayton, Dubilier & Rice, a private equity firm, and Chairman, BBA Group Plc. He was formerly Group Chief Executive of BBA Group Plc and a non-executive director of Powergen plc. He was elected as an independent member of the Supervisory Board on May 23, 2002, for an indefinite term. He is also a member of the Board of Directors, CD&R Acquisition plc.

John Watson. Born 1944. He is Director General, SITA SC and Managing Director of SITA INC. He is also a director of various SITA subsidiaries. He was elected to the Supervisory Board on June 27, 2001, to be effective at the close of the merger on June 29, 2001, for an indefinite term.

Irving Yoskowitz. Born 1945. He is an attorney with Crowell & Moring, and Senior Partner of Global Technology Partners, LLC. He also serves as a director for BBA Group plc. He was elected to the Supervisory Board October 15, 1998, he serves as an independent member of the Supervisory Board, with an indefinite term.

Supervisory Board Resignations.

Anne Bingaman. Born 1943. She was an independent member on the Supervisory Board until her resignation on May 23, 2002. She was elected to the Supervisory Board on June 27, 2001, to be effective at the close of the merger on June 29, 2001.

Michel Bon. Born 1943. He was a France Telecom nominee on the Supervisory Board until he resigned from the Board on October 24, 2002. He was elected to the Supervisory Board on June 27, 2001, to be effective at the close of the merger on June 29, 2001, for an indefinite term.

Jean-Yves Gouiffes. Born 1948. He was a France Telecom nominee on the Supervisory Board until he resigned from the Board on February 19, 2003. He was elected to the Supervisory Board on June 27, 2001 to be effective at the close of the merger on June 29, 2001, for an indefinite term.

Bernard Izerable. Born 1956. He was a France Telecom nominee on the Supervisory Board until he resigned from the Board on February 19, 2003. He was elected to the Supervisory Board on June 27, 2001, to be effective at the close of the merger on June 29, 2001, for an indefinite term.

Riccardo Lippi. Born 1938. He was a SITA Foundation nominee on the Supervisory Board until he resigned from the Supervisory Board at the expiration of his term on December 29, 2002. He was elected to the

Supervisory Board as the SITA Foundation’s nominee on June 29, 2001. He is Chairman of the Board of Trustees of the SITA Foundation. He is also Chairman of the Supervisory Board of SITA INC.

Jean-Louis Vinciguerra. Born 1944. He was a France Telecom nominee on the Supervisory Board until he resigned from the Board on February 19, 2003. He was elected to the Supervisory Board on June 27, 2001, for an indefinite term, to be effective at the close of the merger on June 29, 2001. He was the Chief Financial Officer and Executive Vice President in charge of the Resources Division, France Telecom.

Nominating Committee

The current members of our Nominating Committee are Didier Delepine, Irving Yoskowitz, Jacques Champeaux, and Roberto Quarta. In accordance with our Articles of Association, our Nominating Committee is a committee of the Supervisory Board with four members, three of whom are supervisory directors and one of whom is the Chairman of the Management Board. Two of the delegates from the Supervisory Board must be independent directors. Nominating Committee resolutions must be adopted by a majority of the Committee.

For each vacancy of an independent director to be filled, the Nominating Committee, under Dutch law, may make a binding nomination of two candidates to the general meeting of shareholders to fill the vacancy. If it is a binding nomination, the nominee with the most votes wins the vacancy. The Nominating Committee may opt, under our Articles of Association, to make a non-binding nomination of only one candidate for a board vacancy. The candidate must garner a majority of the shareholder votes to win the vacancy.

Audit Committee

The current members of our Audit Committee are Roberto Quarta, Barbara Dalibard and Fritz Fröhlich who serves as the Chairman. Messrs. Quarta and Fröhlich are independent directors. Until May 23, 2002, Anne Bingaman was also a member of the Committee, as were Riccardo Lippi until December 29, 2002, and Jean-Louis Vinciguerra until February 19, 2003. The Audit Committee is an elected committee of our Supervisory Board, and has three members, with the Chairman being a financial professional. The Committee elects the Chairman. Duties comprise assisting the Supervisory Board in its review of and decision-making process with respect to financial matters, recommending the appointment and dismissal of our independent auditors and meeting periodically with them.

The Audit Committee also reviews the nature and scope of our annual audit, the results of the annual audit, letters from the auditors to our management and responses to such letters, our interim and annual financial statements, changes in our accounting policies and practices, our internal audit function and its evaluations and recommendations.

Our Supervisory Board employs a guidance tool, known as the Terms of Reference, to outline its expectations and the general duties of our Audit Committee. The Terms of Reference delineate the general duties of the Audit Committee in assisting the Supervisory Board in fulfilling its oversight responsibilities and specifically assigns duties with regards to the external auditor and our finance, internal audit and risk management functions. On December 12, 2002, the Supervisory Board adopted certain non-material amendments to the Audit Committee Terms of Reference. The current Terms of Reference as amended require the Audit Committee to carry out the following duties by function:

Finance Function

•	Review the annual report, the annual financial statements, the quarterly or other interim financial information that we plan to release to the public, and quarterly financial information to be provided to shareholders for agreement, before submission to the Supervisory Board, focusing particularly on (a) any changes in accounting policies and practices; (b) any proposals for changes to our basis for the valuation of assets and liabilities for the determination of results; and (c) possible significant adjustments resulting from the audit;

•	Ensure compliance with current accounting standards; current stock exchange and other regulatory requirements; and validate the “going concern assumption” made by management;

•	Evaluate the suitability and effectiveness of the internal control environment; and

•	Review the adequacy of our accounting and financial human resources and the adequacy of our succession planning process.

Internal Audit Function

•	Review and evaluate the Internal Audit function including independence of its reporting obligations, the proposed audit plan for the year and the co-ordination of such plan with the external auditors;

•	Review the adequacy of the Internal Audit Department’s charter, budget and staffing;

•	Review and concur in the appointment, replacement, reassignment or dismissal of the Head of Internal Audit; and

•	Review the results of the Internal Audit Department’s work at least twice annually.

Compensation Committee

The current members of the Compensation Committee are Irving Yoskowitz, who serves as chairman, Jacques Champeaux and Barbara Dalibard. Mr. Jean-Yves Gouiffes resigned from the Committee effective on February 19, 2003.

The Supervisory Board appoints the Compensation Committee. The Committee makes recommendations to the Board with regard to salary, bonus and other terms and conditions of employment of the Managing Directors and compensation of Supervisory Board Directors. The Supervisory Board also appoints the Chairman of the Compensation Committee, who must be an Independent Director.

Management Board

As provided by Dutch law, our day-to-day management is entrusted to the Management Board under the supervision of the Supervisory Board. Under the Articles of Association, the Management Board must obtain prior approval from the Supervisory Board for:

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

Under our Articles of Association, the Management Board shall consist of between three and seven managing directors as resolved by a general meeting of shareholders, and shall include a Chairman, as Chief Executive Officer, also appointed at the general meeting of the shareholders. The Chairman is charged with the general management and administration of our day-to-day affairs and the oversight and supervision of the affairs of our subsidiaries. The general meeting of shareholders appoints the managing directors for an indefinite period from a binding list of nominees proposed by the Supervisory Board. France Telecom has a right to nominate one seat on the Management Board, so long as it holds at least 34% of the outstanding shares of the Company. The general meeting of shareholders can deprive the Supervisory Board’s list of its binding nature by two-thirds vote representing more than half of our issued capital. Resolutions of the Management Board require the approval of a majority of the managing directors, provided that at least two votes, including that of the Chairman, are cast in favor of resolutions to be validly adopted.

The general meeting of shareholders may suspend or remove one or more managing directors, either at the proposal of the Supervisory Board or its own accord. The Supervisory Board may suspend managing directors, but if a general meeting of shareholders does not dismiss the suspended managing director within three months of such suspension, or if the general meeting of shareholders resolves to lift the suspension, the suspension will end. The Supervisory Board determines the compensation and other terms and conditions of employment of the managing directors. The current managing directors are:

Didier Delepine. Born 1947. Mr. Delepine was appointed President and Chief Executive Officer in January 1998. Prior to that date, Mr. Delepine also served as the president and chief executive officer of Equant Network Services, positions he held from 1995 through 1997. Prior to joining Equant, he held a number of senior positions at SITA, including that of senior vice president, during which time he managed the worldwide development of the Network and handled business development and production of information processing services.

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

Daniel Caclin. Born 1953. Mr. Caclin joined us in 2001 as Chief Operating Officer. He previously was Chief Executive Officer of Global One. He has been Executive Vice President for France Telecom’s Data Business

and Chief Executive Officer of Transpac. Previously, he held various positions of responsibility at France Telecom, primarily in areas of corporate business and finance.

Compensation

The aggregate compensation paid in 2002 to our managing directors as a group was approximately $2.4 million. In 2002, we granted 1,600,000 options (at a price of €13.12) and an additional 1,000,000 options (at a weighted average price of €30.00) to the managing directors. The aggregate compensation paid in 2002 to our supervisory directors as a group was approximately $0.3 million, which consists of a $25,000 annual taxable retainer and a taxable attendance fee of $2,000 per meeting plus expenses. Where intercontinental travel is required to attend a meeting, an additional meeting fee of $2,000 is provided. This compensation package was approved by the shareholders. Supervisory directors who served during 2002 received options covering 30,982 (at a weighted average price of €12.88) and 6,560 (at a weighted average price of €8.62). For more detail on the options granted to our managing directors and supervisory directors, see “ — Share Ownership.”

The managing directors were also covered in 2002 under group life and medical insurance programs that we provided. The aggregate amount included within compensation paid that we set aside to provide pension, retirement or similar benefits was approximately $0.2 million in 2002. The managing directors are entitled to a maximum severance package of three and one-third years earnings as compensation before July 1, 2003, and two and one-third years’ salary after July 1, 2003, immediate vesting of all options and two years of healthcare and group-term life insurance benefits upon termination of employment at our request. The cash compensation is due and payable within 30 days of the termination.

We adopted a plan in November 2000 in anticipation of our acquisition by France Telecom to provide both Equant and Global One with a mechanism to encourage key employees, including our managing directors, to stay on and to provide these same employees with severance benefits in the event of their termination unassociated with the France Telecom, Global One and SITA transactions and subsequent integration activities. The key features of the plan were as follows:

•	A retention provision — Effective from November 19, 2000, participants were eligible to receive a periodic cash retention payment made in six month increments based upon the achievement of predetermined time-based corporate milestones for the first eighteen months of the activities relating to the merger and integration with three potential payments. This plan terminated by its terms on May 19, 2002.

•	A severance provision — In the event a participant’s employment terminates under certain circumstances, a designated period of salary payments, including bonus potential, would be paid. We paid out a total of $6.7 million in severance payments to participants in this plan in 2002.

There were originally 119 participants in this plan. Of the original 119 participants, 75 qualified for and received the third and final retention payment. This amount totaled approximately $6.4 million, none of which was paid to then current managing directors.

Employee Incentive Plans

Since 1995, we have had an employee share award plan for the benefit of eligible employees of Equant, SITA and the Joint Venture Entity. Under the terms of this plan, November 1998 was the cut-off date for determining general eligibility for awards. We made awards to our current managing directors of an aggregate of approximately 543,272 shares under this plan. In 2001, this Plan was split into separate plans and SITA and Equant established individual trusts for the assets previously in the combined trust. There were no grants made from the Equant Trust under the Share Award Plan in 2002.

We adopted a share option plan in 1998 for our employees, including our executives and senior management. The Option Plan provides that we may grant options and awards of shares covering up to a total of 3% of our shares outstanding, or 11,000,000 shares. As of December 31, 2002, there were approximately 8,655,642 options outstanding. We made the first of these grants effective July 21, 1998 to all eligible employees at an exercise price of $27.00. Since then, we have granted further options on several occasions to our managing directors and other executive officers, supervising directors and other employees. The exercise prices for our grants of options under the Option Plan through September 15, 1999 were no less than the average price of our shares on the New York Stock Exchange over the five trading days preceding the grant date, in accordance with the original definition of “exercise price.” We have amended the terms of the Option Plan, as implemented in various countries, to provide that the exercise price for subsequent grants can be no less than the average price of our shares on the New York Stock Exchange or Euronext Paris on the date the Management Board selects. However, with respect to newly hired employees, including employees of LNOs that SITA may transfer to us or of any businesses we might acquire, we generally periodically set an exercise price for options we will grant during a certain period, or exceptionally, we may specify an exercise price for options granted in the hiring agreement for a newly hired employee. This may lead us to recognize additional compensation costs relating to these grants depending on our share price at the time of grant. In some countries we have adopted a “phantom” plan based on our share price, rather than an actual share option plan. The phantom plan is designed to approximate for our employees the incentives of owning share options without involving the actual transfer of options or shares. No further benefits were established under the phantom plan following completion of the France Telecom transactions. We have the right to issue and sell shares to meet the costs of the phantom plans. We may award additional options under our share option plans in the future.

On March 27, 2002, we awarded a discretionary grant in which we allocated 5.2 million options at a price of €13.12 and 25,000 restricted shares in aggregate to senior management and other employees. In addition, we granted 100,000 options at €3.64 to a new member of senior management and a total of 160,000 options (at a weighted average price of €7.45) to other employees.

Employees

We had 10,132 employees at December 31, 2002.

     The following table shows, at the dates indicated, our employees by function:

	2000	2001	2002

Direct	2,808	7,159	6,405
Selling	847	1,905	1,662
General and Administrative	745	2,194	2,065

Total	4,400	11,258	10,132

In addition to the full-time employees referred to above, we had 980 contractors and temporary staff as of December 31, 2002. As of March 1, 2003, we had 9,964 employees and 836 contractors and temporary staff.

Share ownership

None of our supervisory directors or managing directors beneficially owns, on an individual basis, shares representing 1% or more of our issued and outstanding share capital. As of December 31, 2002, our managing and supervisory directors held the following stock options:

Expiry Date	Number of Shares	Exercise Price

July 21, 2008	131,704	$27
October 15, 2008	1,346	$37.14
March 25, 2009	110,000	$82.06
May 25, 2010	2,716	$36.83
May 10, 2011	3,568	$28.03
July 20, 2011	24,304	$14.40
March 26, 2012	400,000	€13.12
April 1, 2012	30,982	€12.88
May 22, 2012	6,560	€8.62
July 23, 2012	1,200,000	€13.12
July 23, 2012	1,000,000	€30.00

Item 7.   Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of December 31, 2002, we had 282,709,057 ordinary shares outstanding and 10,000,000 convertible preference shares outstanding. During the year, we issued 4,908 ordinary shares in respect of share options that were exercised. To our knowledge as of February 28, 2003, France Telecom owned approximately 52.55% of our ordinary shares, and public shareholders held 47.45% of our ordinary shares (including 0.11% of our voting shares held by Supervisory Directors and Managing Directors as a group). The following table shows information as of February 28, 2003 on the ownership of our shares.

			Percent of
Title of Class	Identity of Person or Group	Number Owned	Class/Vote

Convertible Preference Shares	France Telecom	10,000,000	100
Ordinary Shares	France Telecom	148,567,348	52.55%
Ordinary Shares	Supervisory Directors and Managing Directors as a Group	304,317	0.11%

As of December 31, 2002, the Government of the Republic of France controlled 55.4% of the voting share capital of France Telecom S.A.

As of December 31, 2002, we had 91 U.S. shareholders of record. U.S. shareholders of record as of that date held approximately 0.01% of our ordinary shares. This percentage is based on information from our share register and may not represent the actual number of shares beneficially held by U.S. persons.

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

Under Annex 6 of the Contribution Agreement, France Telecom and any of its affiliates are prohibited from purchasing any more of our shares in the next five years, if such a purchase would result in beneficial ownership of 70% or more of our shares. France Telecom is generally prohibited from selling more than an aggregate of 25% of our shares between June 29, 2002 and June 29, 2005.

RELATED PARTY TRANSACTIONS

On June 29, 2001, as part of the France Telecom Transactions, we agreed to a framework for a series of new arrangements, which replaced the existing SITA-Equant joint venture agreement. The new arrangements with SITA were originally signed on June 29, 2001, and finalized pursuant to respective Errata Amendments on November 30, 2001 and, as described below, address all major aspects of our relationship with SITA. We have also entered into a series of agreements detailing the contractual basis for France Telecom’s supply of a variety of services to us and for our purchase of transmission capacity from France Telecom. These arrangements will continue with France Telecom for so long as France Telecom maintains at least 34% of ownership of our outstanding shares. Most of the activities governed by the contracts with France Telecom, its affiliates and SITA are largely administrative and not individually material.

Our Relationship with SITA

On June 29, 2001, we terminated the Joint Venture Agreement with SITA and replaced it with (i) the Strategic Relationship Umbrella Agreement, (ii) the Network Services Agreement and (iii) the Transition and Management Agreement. See “Item 10. Additional Information — Material Contracts” for summaries of the Strategic Umbrella Agreement, Network Services Agreement and Transition and Management Agreement. We have also entered into an account management agreement with SITA. English law governs all of these agreements. Under the new arrangement with SITA, we control and manage the Network and provide on a preferred basis our portfolio of products and services to SITA, who delivers those services globally to airlines, airports, companies in the aerospace industry, companies in the airline computerized reservation systems, travel agents and companies whose principal business is the distribution of air travel, aviation organizations, the airfreight business and certain other customers.

Our Relationship with France Telecom

Commercial Relationships Between France Telecom And Us With Respect To End User Customers

On June 29, 2001, we entered into numerous agreements with France Telecom’s subsidiary, Transpac. The Umbrella, Affiliation and Reseller Agreements summarized below together govern the commercial relationship between Transpac and us in France. These agreements establish the terms and conditions that govern the joint business planning and monitoring process between Transpac and us (with the exception of voice, the carrier business, and calling card services). We have also entered into agreements with Transpac on particular hosting, sales, service and trademark licensing arrangements consistent with the Umbrella, Affiliation and Reseller Agreements.

The Transpac Umbrella Agreement

The Transpac Umbrella Agreement establishes the overall scope of our relationship with Transpac and covers the supply of all data products. Transpac cannot sell to SITA or Radianz within their respective markets, but Transpac has exclusive rights either to resell our services in France or to act as an agent for the provision of existing products to our existing customers in France. Transpac cannot sell outside France except under the terms of the Global Account Management program. Each year Transpac must commit to aggregate revenue commitments in the form of minimum revenue guarantees. Such commitments are a key condition to our grant of various marketing and resale rights within France to Transpac.

We have agreed with France Telecom and Transpac to establish a steering committee that is in charge of the execution of the various agreements contemplated in the Transpac Umbrella Agreement and to resolve any disputes.

We are entitled to terminate any of the agreements contemplated by the Transpac Umbrella Agreement if France Telecom’s interest in our voting shares falls below 34%.

The Affiliation Agreement

We entered into the Affiliation Agreement with Transpac to provide Transpac with the exclusive right of resale of certain of our products within France and to appoint Transpac as our exclusive supplier of certain products for corporate customers within France.

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

The Voice Distribution Agreement

While the above Transpac Umbrella Agreement covers the supply of our international data services to customers located inside of France, it does not cover voice. In 2002, we entered into a Voice Distribution Agreement whereby France Telecom sells to customers located in France our international voice product. We sell the voice product to France Telecom at a wholesale price. See “Exhibits 12 and 13.”

Commercial Relationships Between France Telecom And Us with Respect To End User Customers Outside of France

The Contribution Agreement governs the supply of commercial services outside of France. We have signed a Cross Sales Agreement with France Telecom Long Distance that allows the parties to resell each other’s services. The list of products to be resold is to be agreed from time to time.

Commercial Relationships Between France Telecom and Us With Respect to the Network

France Telecom supplies transmission capacity and IP capacity services to us consistent with our obligations to purchase from them under certain circumstances. The purchase obligations are subject to France Telecom’s competitiveness with respect to financial, and quality of service criteria. The purchase obligation applies only to certain countries and the pricing is established using a benchmarking process. We also provide transmission capacity and IP services to France Telecom in countries in which it does not have a presence. In addition, we may also supply ancillary support services such as installation, trouble shooting, help desk, field operations, maintenance, equipment and circuit procurement, among other services. These services are provided on a cost plus basis. For further details on pricing see “Item 10. Material Contracts.” We provide human resources support in the form of dedicated staff made available to France Telecom to support their activities outside of France. We provide information systems support in the form of access to and support of various information systems of interest to France Telecom. These services are provided on a cost-plus basis. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of our outstanding shares.

We purchased two major networks from France Telecom in 2002. The two networks consists of a 10 Gigabits of DWDM technology in Europe and 10 Gigabits of DWDM technology in North America to enhance our backbone capacity. These purchases were approved by our independent directors and were made on an arm’s length basis. See “Exhibits 4 and 5.”

Pre-Paid and Post-Paid Calling Cards Business; Supply of Carrier Services to Carriers Business

Outside France, we act as France Telecom’s distributor for its pre-paid and post-paid calling cards businesses and its telecommunications services for carriers business pursuant to distribution agreements originally entered into between France Telecom and Global One. We agreed with France Telecom to terminate these agreements by the end of 2002. France Telecom sold these businesses in 2002. Under a new agreement, we continue to provide support to the new owners until June 2003. Thereafter, any support of these businesses provided to the third party will be at our standard commercial rates. France Telecom operates its carrier business out of companies it has established in various countries. France Telecom has requested that we continue to act as its distributor in a few countries and we are in the process of entering into new arm’s length distribution agreements at our standard commercial terms with France Telecom for such services.

Voice Services

As prescribed by the Contribution Agreement, we signed a Memorandum of Understanding with France Telecom at Closing pursuant to which we transferred the operation, management and financial responsibility for the switched voice business and the switched voice platform, both of which we acquired in the merger with Global One, over to France Telecom. The Voice Memorandum of Understanding contemplated the execution of definitive agreements consistent with the form of agreements annexed to the Voice Memorandum of Understanding. These agreements have now been completed. The Agreement for the Supply of Voice Services provides for the supply by France Telecom to us of commercial voice services for onward supply to our MNC customers. The Miscellaneous Voice Services Agreement requires us to supply France Telecom the operational services that support the voice network globally. Pricing under the latter agreements is on a cost-plus basis. Pricing under the former agreement is established pursuant to a joint business plan which takes our respective usage and develops a wholesale transfer price, and has the result of transferring the costs of this voice business to France Telecom.

We will gradually shift our voice customers to a voice-over-IP platform as we develop the technical solution to do so, and eliminate switched voice from our network.

Item 8.   Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

For our Consolidated Statements and Other Financial Information, see “Item 18. Financial Statements.”

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

SIGNIFICANT CHANGES

There are no material developments to report since December 31, 2002.

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

	High		Low		High	Low

	New York Stock Exchange				Bourse de Paris
	Price per Share				Price per Share

	(in dollars)				(in Euros)(1)
1998 (beginning July 21, 1998)	$67	15/16	$33	3/4	€59.29	€28.05
1999	$112		$69	1/2	€115.50	€60.00
2000	$126	9/16	$23	13/16	€128.90	€27.40
First Quarter 2001	$31.88		$21.13		€33.98	€23.31
Second Quarter 2001	$30.00		$22.90		€34.10	€21.24
Third Quarter 2001	$26.80		$7.95		€21.25	€8.25
Fourth Quarter 2001	$13.90		$7.86		€15.48	€8.46
First Quarter 2002	$12.90		$8.02		€14.47	€9.13
Second Quarter 2002	$11.23		$4.41		€12.93	€4.50
Third Quarter 2002	$7.45		$2.43		€7.70	€2.39
October 2002	$4.73		$2.35		€4.89	€2.34
November 2002	$5.65		$4.37		€5.86	€4.49
December 2002	$5.89		$4.00		€5.89	€3.87
January 2003	$6.49		$4.49		€5.65	€4.31
February 2003	$6.17		$4.88		€5.74	€4.54
March 2003 (through March 14, 2003)	$5.49		$4.92		€5.12	€4.57

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

Objects

Our objects are set forth in Article 3 of the Articles of Association and entail:

(a)	holding, co-ordinating and managing various interests in the capital stock of various companies worldwide engaged in the business of selling various telecommunications services, developing and selling various computer software products, providing various telecommunications equipment, maintenance and other related services, and to coordinate and supervise their world-wide management;

(b)	undertaking all financial operations and in particular to acquire, dispose of, or exchange shares and other securities in any commercial, industrial or financial company, to hold all or part of the capital stock or to own a controlling interest in various companies and whenever necessary to supervise their management, to borrow and lend money and to guarantee or grant security in relation to the obligation of others, to make deposits and establish and carry out all forms of banking relationships; and to enter into and perform all ancillary agreements and arrangements for any such purpose;

(c)	establishing commercial direction and policy for the various companies described in subclauses (a) and (b), to provide all forms of management services and to appoint their management; and

(d)	undertaking any action or operation in direct or indirect relation with our objects.

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

Among other restrictions, our Management Board may not undertake, propose, or adopt resolutions, without a resolution or approval by the Supervisory Board with respect to the entering into:

(i)	any loan agreement,

(ii)	incurrence of indebtedness for borrowed money or the guarantee or granting of any other form of security for the indebtedness of others, if the relevant transaction is “material” within the meaning of the Articles of Association;

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

Shareholder Meetings and Voting Rights

Each shareholder has the right to attend general meetings of shareholders, either in person or represented by a person holding a written proxy, to address shareholder meetings, and to exercise voting rights, subject to the provisions of the Articles of Association. Our annual general meeting of shareholders must be held within six months after the close of each financial year, in Amsterdam, Rotterdam, The Hague or in the municipality of Haarlemmermeer (Schiphol Airport), The Netherlands. We hold extraordinary general meetings of shareholders as often as the Supervisory Board or the Management Board deems necessary, or upon the written request of France Telecom or one or more shareholders representing not less than 10% of our shares to the Management Board specifying in detail the matters to be addressed at the meeting.

We give notice of each meeting of shareholders by mail to registered holders of our shares and other persons who by law are entitled to attend meetings, at the address of each shareholder or other person as set forth in the shareholder register. Alternatively, we may publish notice thereof in a daily distributed newspaper in The Netherlands and in an internationally distributed financial daily periodical of international repute and in such other manner as may be required to comply with the rules of any securities exchange on which our shares are listed or any automated quotation system on which our shares are quoted, not later than four weeks prior to the meeting. We are exempt from the proxy rules under the Exchange Act. Euroclear France will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of our shares held directly or indirectly through Euroclear France. The New York Agent provides notice of general meetings of shareholders to, and compile voting instructions from, holders of our shares held directly or indirectly through DTC. Voting instructions compiled by Euroclear France will be remitted to the Dutch Transfer Agent and Registrar (as defined herein). The New York Agent and the Dutch Transfer Agent and Registrar will vote our shares held by them according to such instructions. In order for holders of our shares held directly or indirectly through Euroclear France to attend general meetings of shareholders in person, such holders must withdraw their shares from Euroclear France and have such shares registered directly in their name or in the name of their nominee. In order for holders of our shares held directly or indirectly through DTC to attend general meetings of shareholders in person, such holders need not withdraw such shares from DTC but must follow rules and procedures established by the New York Agent. Holders of our shares in bearer form must deposit those shares as specified in the published notice. It may be difficult for shareholders holding shares in book-entry form to deliver voting instructions to us.

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

Article 20 of our Articles contains provisions with regard to the indemnification by the Company of current and former members of the Supervisory Board and Management Board and other persons. Pursuant to these provisions, we shall indemnify the foregoing persons against certain expenses and other costs. Any indemnification by us shall (unless otherwise ordered by a court) only be made upon our determination that indemnification of the relevant person is proper in the circumstances because the applicable standard of conduct was not violated.

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

MATERIAL CONTRACTS

Description of the Contribution Agreement

The Contribution. On November 19, 2000, we, France Telecom and Atlas entered into the Contribution Agreement, pursuant to which Atlas contributed to us 100% of the share capital of Global One, which was required to have net cash of not less than $300 million. In return, we effected a capital increase and issued to Atlas 80,617,348 new Equant ordinary shares. Prior to or as soon as practicable following the closing, France Telecom was required to transfer out of Global One certain existing businesses of Global One. As a result of these transactions, we became the owner of Global One’s corporate data services business. France Telecom has also undertaken to share with us certain restructuring costs resulting from our combination with Global One. We describe these costs in “Item 5. Operating and Financial Review and Prospects — Overview Factors Affecting our Business.” In addition, Atlas subscribed for 10,000,000 new Equant convertible preference shares for $1 billion. Each Equant convertible preference share has the same voting rights as one ordinary share and converts automatically into one Equant ordinary share on the fifth anniversary of the closing of the transactions. Should any dividends be declared on our ordinary shares, holders of our convertible preference shares will receive a preferential dividend of 0.045 new Equant preference shares for each Equant preference share, as well as the dividend per share paid on our ordinary shares.

Other Business Arrangements. Under the terms of the Contribution Agreement, France Telecom and we have agreed to manage customer relationships as an integrated group. Generally, we have account responsibility for multinational corporations and other corporate customers outside France. France Telecom generally has account responsibility for customers in France, and any international data network services it provides to these customers are sourced exclusively from us.

Corporate Governance. Under the terms of the Contribution Agreement, for so long as France Telecom and its affiliates in the aggregate beneficially own at least 34% of our outstanding share capital, our Supervisory Board will consist of, and be maintained at, nine members. For the first 18 months after closing, five of these members will be nominated by France Telecom, one will be nominated by the Foundation, one will be nominated by the board of SITA as representative of the air transport community and two will be independent. As of December 2002, the Foundation lost its right to nominate a Supervisory Board member, and three members are now independent. Approval of the independent directors is required in order to permit us to enter into any material contract, agreement or transaction with France Telecom or any of its affiliates other than in the ordinary course of business and on an arms’ length basis. Approval of the independent directors is also required for the Supervisory Board to approve certain amendments to our Articles of Association, as well as for us to pay dividends.

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

Network, Network Planning and Network Expansion

We have agreed to ensure and provide continuity of network services in all countries and locations where SITA provided network services to customers on July 1, 2001, for the duration of our contract which terminates on July 1, 2011. We may not make any proposed change or take any action which is likely to negatively affect the functionality of the network services.

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

Certain agreements existing between Global One and customers in the Air Transport Community prior to the merger between us and Global One have now been transferred to or assumed by us. With respect to some of these agreements, including those agreements with annual revenues exceeding U.S. $100,000, we have agreed to cooperate fully with SITA to either assign, novate or otherwise transfer them at the earliest practical date. Confidentiality arrangements prevented the disclosure of some of these agreements to SITA, and we approached those customers to obtain their consent.

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

Minimum Revenue Commitment

For the two years of the Services Agreement ending in June 2003, we and SITA have agreed to certain minimum revenues commitments to be paid by SITA on a quarterly basis. These minimum revenue guarantees are included in the adjusted cost base service charges. We have committed to reduce our unit costs to SITA by a certain fixed percentage. The minimum revenue commitment is calculated with reference to the cost base established prior to the effective date of the Services Agreement, with the deductions from the minimum revenue commitment provided for in the Services Agreement. In the third year of the Services Agreement and thereafter, further reductions in unit costs will be linked to the volume of services SITA purchases, and we have agreed not to increase prices to SITA unless market prices increase.

Recognizable Costs

We have the right to require SITA to pay certain costs and expenses (to the extent greater than U.S. $100,000) associated with certain network activity forecasts provided to us by SITA, if the value of actual network activity negatively deviates by a minimum of 10% from the forecasted network activity within a given financial quarter and our other sales channels would be unable to accommodate or utilize the activity resulting in the deviation. These costs shall be invoiced at the end of each month for any given contract year.

Indemnification and Limitation of Liability

We and SITA have agreed to indemnify and hold harmless each other for any claim asserting any willful or deliberate breach of the Services Agreement or any claim brought by a third party arising from the marketing or provision of the network services under the Services Agreement.

No claim under the Services Agreement shall exceed the total service charges payable by SITA pursuant to the Services Agreement in respect of the 12 months immediately preceding the date on which the last claim arises; provided, however, that neither we nor SITA exclude or limit liability for the following: (i) death or personal injury caused by our or SITA’s negligence; (ii) real property claims caused by our or SITA’s negligence; (iii) any claim for which either we or SITA have been indemnified under the Services Agreement; (iv) either our or SITA’s failure to claim any invoiced amount validly owing to either us or SITA, respectively, for performance under the Services Agreement; (v) fraudulent misrepresentation; (vi) any breach of obligations implied by Section 12 of the Sale of Goods Act 1979 or Section 20 of the Supply of Goods and Services Act 1982; (vii) any claim relating to the infringement of intellectual property rights; (viii) any claim relating to the breach of either our or SITA’s confidentiality obligations as detailed in the Services Agreement; (ix) to the extent a limitation is not permitted by law; or (x) willful or deliberate serious and significant breach of the Services Agreement.

Term and Termination

The Services Agreement’s term is ten years beginning July 1, 2001. Both we and SITA may terminate the Services Agreement for cause in the event the other party materially breaches the agreement and fails to remedy its breach. In addition, we may terminate this agreement if SITA fails to pay properly invoiced and undisputed amounts owed under the Services Agreement that exceed the total service charges payable by the defaulting SITA party for the three most recent billing periods preceding our notice to terminate.

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

Transition and Management Agreement

General Principles

Under the new arrangements with SITA, we now own (where permitted), operate and manage the Network. In certain countries, SITA continues to operate the network locally in order to ensure the orderly and seamless operation of the global network, although we are responsible to SITA for the costs of operating in those countries. On June 29, 2001, we entered into the Transition Agreement with SITA governing these arrangements. We will assume ownership of the network in those countries where we do not yet have ownership as soon as commercially and legally possible. The Transition Agreement is governed by English law.

Transfer of Network Resources

To the extent legally possible within each country and as soon as possible after July 1, 2001, SITA shall transfer to us the complete network in all countries. SITA may either transfer to us all of the capital stock owned by SITA in the relevant company holding the Network or may use other means, as we and SITA may agree, to transfer the Network.

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

IT Transition

The new arrangements require the separation of our and SITA’s IT infrastructures and systems; in certain respects, however, the compatibility of those systems and their ability to interface with each other must remain intact. We have established with SITA a joint IT taskforce to ensure the efficient and harmonious transition of information technology and have agreed to complete the transition by the end of 2003.

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

Purchasing and Procurement Transition

We have agreed to provide SITA with policies, procedures and instructions relating to the purchase and procurement necessary to support in-country network operations (“ICNO”). Equant will bear the cost of providing purchasing and procurement support to SITA, and will reimburse SITA’s costs of supporting ICNO purchasing and procurement.

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

Reimbursement of Restructuring Costs and Material Financial Detriment Costs

Restructuring Costs. Subject to certain limitations, we have agreed to reimburse SITA for costs and expenses it incurs in connection with the transfer or partial transfer of a Network, costs and expenses incurred by SITA in connection with the IT Transition and costs relating to the transactions necessary to complete the transfer of a local network operation. These costs do not include the costs relating to the reasonable tax, legal and other agreed fees of external advisors incurred by SITA or us to complete the network transfer.

Material Financial Detriment Costs. Subject to certain limitations, we have agreed to reimburse SITA for losses incurred within five years of and due to the transfer of a Network. Such reimbursement, however, is due for a given five year period after the transfer of a Network only at such time as, with respect to any 12 month period after the transfer, a threshold of 10% of the budgeted costs being transferred has been reached. With respect to the transfers of Networks which do not exceed the applicable threshold, such transfers are aggregated, and we have agreed to reimburse SITA for costs it incurs in excess of 5% of the budgeted costs being transferred.

SITA has agreed to submit eligible restructuring costs and material financial detriment costs on a monthly basis, and we have a right to audit relevant SITA records to verify any restructuring costs and material financial detriment costs submitted for reimbursement.

Indemnification

We and SITA have agreed to indemnify and hold harmless each other for certain losses and claims arising from willful or deliberate serious and significant breach of the Transition Agreement and for any losses and claims arising out of or in connection with the services we and SITA, respectively, provide to each other.

No claim under the Transition Agreement shall exceed $250,000,000; provided, however, that neither we nor SITA exclude or limit liability for the following: (i) death or personal injury caused by our or SITA’s negligence; (ii) real property claims caused by our or SITA’s negligence; (iii) any claim for which either we or SITA have been indemnified under the Transition Agreement; (iv) either our or SITA’s failure to claim any invoiced amount validly owing to either us or SITA, respectively, for performance under the Transition Agreement; (v) fraudulent misrepresentation; (vi) any breach of obligations implied by Section 12 of the Sale of Goods Act 1979 or Section 20 of the Supply of Goods and Services Act 1982; (vii) any claim relating to the infringement of intellectual property rights; (viii) any claim relating to the breach of either our or SITA’s confidentiality obligations as detailed in the Transition Agreement; (ix) to the extent a limitation is not permitted by law; or (x) willful or deliberate serious and significant breach of the Transition Agreement.

Limitation of Liability

Our maximum liability for restructuring cost reimbursements and material financial detriment costs under the Transition and Management Agreement may not exceed, in the aggregate, $500,000,000.

Damages for other claims under the Transition and Management Agreement shall not exceed, in the aggregate, $250,000,000, provided, however, that neither we nor SITA exclude or limit liability for the following: (i) death or personal injury caused by our or SITA’s negligence; (ii) real property claims caused by our or SITA’s negligence; (iii) any claim for which either we or SITA have been indemnified under the Transition and Management Agreement; (iv) either our or SITA’s failure to claim any invoiced amount validly owing to either us or SITA, respectively, for performance under the Transition and Management Agreement; (v) fraudulent misrepresentation; (vi) any breach of obligations implied by Section 12 of the Sale of Goods Act 1979 or Section 20 of the Supply of Goods and Services Act 1982; (vii) any claim relating to the infringement of intellectual property rights; (viii) any claim relating to the breach of either our or SITA’s confidentiality obligations as detailed in the Transition and Management Agreement; (ix) to the extent a limitation is not permitted by law; or (x) willful or deliberate serious and significant breach of the Transition and Management Agreement.

Dispute Resolution

For a description of the dispute resolution procedures, see the section on the Strategic Relationship Umbrella Agreement in “Item 7 — Major Shareholders and Related Party Transactions — Our Relationship with France Telecom.”

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

The following summary is based on the tax legislation, published case law and other regulations as applicable on December 31, 2002, without prejudice to any amendments that may be enacted after that date and implemented with or without retroactive effect. The following summary does not address any tax consequences for a holder of shares that could arise as a result of the entering into force of any such proposed legislation.

Netherlands taxation of non-resident holders of shares

General

The summary of certain Netherlands taxes set out in this section “Netherlands taxation of non-resident holders of shares’’ only applies to a holder of shares who is a Non-Resident holder of shares.

A holder of shares is a Non-Resident holder of shares if:

•	he is neither resident nor deemed to be resident in The Netherlands for purposes of Netherlands taxation and, in the case of an individual, has not elected to be treated as a resident of The Netherlands for Netherlands income tax purposes; and

•	in the case of an individual, he neither is nor has been, nor is deemed to be nor has been deemed to be an employee of us nor of any entity related to us; and

•	his shares do not form part and are not deemed to form part of a substantial interest (aanmerkelijk belang) in us, unless such interest forms part of the assets of an enterprise.

If a person holds an interest in us, such interest forms part or is deemed to form part of a substantial interest in us if any one or more of the following circumstances is present.

1.	He alone or, in the case of an individual, together with his partner has, directly or indirectly, the ownership of our shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of our annual profit or to 5% or more of our liquidation proceeds.

2.	His partner or any of his relatives by blood or by marriage in the direct line (including foster-children) of him or of his partner has a substantial interest in us.

3.	His shares, profit participating certificates or rights to acquire our shares or profit participating certificates have been acquired by him or are deemed to have been acquired by him under a non-recognition provision.

For purposes of the above, a person who is only entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or a profit participating certificate, as the case may be.

Taxes on income and capital gains

A Non-Resident holder of shares will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by us (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of shares, unless:

1.	He derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise other than as an entrepreneur or a shareholder, which enterprise is either managed in The Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands, the shares being attributable to that enterprise; or

2.	He (in the case of an individual) derives benefits from shares that are taxable as benefits from miscellaneous activities in The Netherlands (resultaat uit overige werkzaamheden in Nederland).

A Non-Resident holder of shares may, inter alia, derive benefits from our shares that are taxable as benefits from miscellaneous activities in The Netherlands in the following circumstances:

•	if his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

•	if he makes our shares available or is deemed to make our shares available, legally or in fact, directly or indirectly, to a connected person (verbonden persoon) as described in articles 3.91 and 3.92 of the Netherlands Income Tax Act 2001;

if such activities are performed or deemed to be performed in The Netherlands.

The concept “dividends distributed by us” as used in this section includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions (including, as a rule, consideration for the repurchase of our shares (other than a repurchase as a temporary investment) in excess of the average capital recognized as paid-in for Netherlands dividend withholding tax purposes), and repayments of capital not recognized as paid-in for Netherlands dividend withholding tax purposes;

•	liquidation proceeds and proceeds of redemption of our shares in excess of the average capital recognized as paid-in for Netherlands dividend withholding tax purposes;

•	the par value of shares issued by us to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of capital, recognized as paid-in for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) our general meeting of shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

Dividend withholding tax

Dividends distributed by us to a Non-Resident holder of shares are generally subject to a withholding tax imposed by The Netherlands at a rate of 25%. See the sub-section “Taxes on income and capital gains” for a description of the concept “dividends distributed by us”.

If a double tax treaty is in effect between The Netherlands and the country of residence of a Non-Resident holder of shares, such holder may be eligible for a full or partial relief from the Netherlands dividend withholding tax, provided that such relief is duly claimed.

Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by us. The Netherlands tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Netherlands dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom of the Netherlands.

If a Non-Resident holder of shares is resident in The Netherlands Antilles or Aruba or in a member state of the European Union or in a country that has concluded a double tax treaty with The Netherlands, we are not required to withhold Netherlands dividend withholding tax from a dividend distributed by us to such holder of shares to the extent that the temporary special distribution tax, discussed below in the section “Distribution tax”, applies to the distribution.

Under the convention of December 18, 1992, between the Kingdom of The Netherlands and the United States of America for the Avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to Taxes on Income (the “U.S./NL Income Tax Treaty”), the Netherlands dividend withholding tax rate on dividends paid by us on shares held by a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such shares, provided that the holder thereof or, if applicable, the paying agent, has supplied us with the appropriate Netherlands tax forms in accordance with the Netherlands implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, we will generally be required to withhold the dividend withholding tax at the Netherlands statutory rate of 25%. In such case, a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that The Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Netherlands tax authorities within the term set therefor.

Reduction.

If we received a profit distribution from a foreign entity or a repatriation of foreign branch profit that is exempt from Netherlands corporate income tax and that has been subject to a foreign withholding tax of at least 5%, we may be entitled to a reduction of the amount of Netherlands dividend withholding tax withheld that must be paid over to the Netherlands tax authorities in respect of dividends distributed by us.

Non-Resident holders of shares are urged to consult their tax advisors regarding the general creditability or deductibility of Netherlands dividend withholding tax and, in particular, the impact to such investors of our potential ability to receive a reduction as meant in the previous paragraph.

Distribution tax

We are subject to a temporary special distribution tax at a rate of 20% to the extent that dividends distributed by us during the period from January 1, 2001 up to and including December 31, 2005 are classified as “excessive”. For purposes of this distribution tax, dividends distributed by us are considered to be “excessive” to the extent that, during a particular calendar year, the total thereof exceeds the highest of the following three amounts:

•	4% of our market capitalization at the beginning of the relevant calendar year;

•	twice the amount of the average annual dividends (exclusive of extraordinary distributions) distributed in the three calendar years immediately preceding January 1, 2001; and

•	our consolidated commercial results for the preceding book year, subject to certain adjustments.

See the section “Netherlands taxation of non-resident holders of shares — Taxes on income and capital gains” for a description of the concept “dividends distributed by us”.

The special distribution tax will not be due if and to the extent the aggregate of dividends distributed by us during the period from January 1, 2001 up to and including December 31, 2005 exceeds the fair market value of the assets at the end of the book year ending on December 31, 2000, net of liabilities and provisions and reduced by the paid-in capital. The special distribution tax will be reduced in proportion to the percentage of the shares that were held, at the time of the “excessive” distribution, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Netherlands Corporate Income Tax Act 1969) holding at least 5% of the nominal paid-in capital, provided such shareholders are resident in The Netherlands, The Netherlands Antilles or Aruba, or in a member state of the EU, or in a country that has concluded a double tax treaty with The Netherlands. In that connection, shares that were held on September 14, 1999 are deemed to have been held on that date during an uninterrupted period of three years. The special distribution tax is not a withholding tax; it is imposed directly on us. Therefore, if it is reduced because certain shareholders own at least 5% of the nominal paid-in capital, we will receive the benefit of the reduction and it will inure indirectly not only to the shareholders whose shareholdings caused the reduction to apply.

Gift and inheritance taxes

A person who acquires shares as a gift (in form or in substance) or who acquires or is deemed to acquire shares on the death of an individual, will not be subject to Netherlands gift tax or to Netherlands inheritance tax, as the case may be, unless:

•	the donor or the deceased is resident or deemed to be resident in The Netherlands for purposes of gift or inheritance tax, as the case may be; or

•	the shares are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in The Netherlands at the time of the gift or of the death of the deceased; or

•	the donor makes a gift of shares, then becomes a resident or deemed resident of The Netherlands, and dies as a resident or deemed resident of The Netherlands within 180 days after the date of the gift.

If the donor or the deceased is an individual who holds Netherlands nationality, he will be deemed to be resident in The Netherlands for purposes of Netherlands gift and inheritance taxes if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. If the donor is an individual who does not hold Netherlands nationality, or an entity, he or it will be deemed to be resident in The Netherlands for purposes of Netherlands gift tax if he or it has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

Furthermore, in exceptional circumstances, the donor or the deceased will be deemed to be resident in The Netherlands for purposes of Netherlands gift and inheritance taxes if the beneficiary of the gift, or all beneficiaries under the estate jointly, as the case may be, make an election to that effect.

Other taxes and duties

No Netherlands registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of our shares.

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

U.S. Backup Withholding

A U.S. holder may be subject to “backup withholding” at the rate of 30% with respect to payments of dividends or proceeds from a sale of the shares, unless the holder (i) is a corporation or other “exempt recipient,” and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. While Non-U.S. holders generally are exempt from backup withholding, a Non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

DOCUMENTS ON DISPLAY

     For documents on display, see “Item 19. Exhibits”.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates for our functional currency, the U.S. dollar. We have used derivative financial instruments to reduce exposure to market risks resulting from fluctuations in interest rates and foreign currency exchange, however we are currently not party to any interest rate derivatives. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are recorded at their hedged values rather than the spot value.

The authorized foreign exchange hedging instruments are spot and forward foreign exchange contracts. As a matter of policy we do not enter into transactions of a speculative or trading nature. Foreign exchange exposures are monitored by tracking actual and projected commitments, and through the use of sensitivity analysis.

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

At December 31, 2002, we had foreign exchange contracts outstanding in various currencies related to both commercial and financial transactions denominated in currencies other than U.S. dollars. Our primary net foreign currency exposures at December 31, 2002 included British pounds and Euros. Management does not foresee or expect any significant changes in foreign currency exposure in the near future, although our results of operations and financial condition can be significantly affected by changes in exchange rates.

As of December 31, 2002, we had a net unrealized loss of $3.8 million on outstanding contracts marked to market on that date. As required under French GAAP, this unrealized loss was recorded as an expense in the income statement. Unrealized gains/losses in foreign currency exchange contracts are defined as the difference between the contract rate at the inception date of the foreign currency exchange contract and the current market exchange rates. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases of the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses on the hedging instrument. In addition, our global operations include activities in a number of countries with hyperinflationary economies. Operations in these countries are not significant and do not have a material effect on our financial statements when taken as a whole.

We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of derivative financial instruments. We cannot guarantee, however, that our hedging strategies will be effective or that translation losses can be minimized or forecast accurately. See “Forward-Looking Statements”.

The following table provides information about our foreign exchange forward contracts at December 31, 2002. The table presents the value of the contracts in U.S. dollars at the contract exchange rate as of the contract maturity date. The fair value of foreign exchange forward contracts is calculated with market standard financial software.

				Contract Rate
				(units of local
				currency	Forward	Settlement
Buying		Selling		per dollar)	Position	Value

U.S. dollar	$785,559	British pound	£500,000	0.6365	785,559	781,419
U.S. dollar	$225,800,762	Euro	€226,230,000	1.0019	225,800,762	221,978,075
British Pound	£254,604	Euro	€400,000	1.5711	399,232	392,464

All these contracts expire in 2003.

Interest rate risks

In prior years we have used interest rate caps to manage interest rate risk related to certain borrowings. We had no significant interest rate hedging instruments in effect as of December 31, 2002, as all borrowings outstanding at this date were short-term in nature. The fair value of short-term debt is considered insensitive to interest rate variation, due to its short duration.

The table below provides information about our risk exposure associated with our outstanding debt obligations at December 31, 2002. The fair values included in the table have been based on quoted market values at December 31, 2002. The table presents principal cash flows and related interest rates.

	At December 31, 2002

	Carrying Value	Settlement Value

	(U.S. dollars in millions, except percentages)
Debt — short term
Variable rate (Japanese Yen)	$6.2	$6.2
Average interest rate	0.48%
Variable rate (Brazilian real)	$0.7	$0.7
Average interest rate	31.20%
Variable rate (other)	$0.1	$0.1

Item 12.   Description of Securities Other than Equity Securities

This item is not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

Item 15.   Disclosure Controls and Procedures

Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and nonfinancial information required to be disclosed in the Annual Report on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of each senior manager who reports to our Chief Executive Officer and under the supervision of our Chief Executive Officer (CEO), Didier J Delepine, as well as our Disclosure Committee. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including the CEO and our Chief Financial Officer, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

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

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Equant N.V.

By:	/s/ John Allkins Name: John Allkins Title: Managing Director

Dated:  March 17, 2003

EXHIBIT INDEX

Exhibit Number

1.	Memorandum of Understanding for Switched Voice Services
2.	Services Agreement Relating to Switched Voice Miscellaneous Services Between France Telecom S.A. and Equant N.V.
3.	Agreement for the Supply of Switched Voice Services between France Telecom S.A. and Newco
4.	Capacity Purchase Agreement between France Telecom Long Distance USA, LLC and Equant Operations, Inc.
5.	Capacity Purchase Agreement between France Telecom S.A. and Equant Network Systems Ltd.

CERTIFICATIONS

I, Didier J. Delepine, Chief Executive Officer certify that:

1.   I have reviewed this annual report on Form 20-F of Equant, N.V.;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.   The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Didier J. Delepine

Date: March 17, 2003

CERTIFICATIONS

I, John Allkins, Chief Financial Officer certify that:

1.   I have reviewed this annual report on Form 20-F of Equant, N.V.;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.   The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ John Allkins

Date: March 17, 2003

INDEX TO FINANCIAL STATEMENTS

Equant N.V.

Global One

Reports of the Independent Auditors	F-77
Combined Statements of Operations	F-79
Combined Balance Sheets	F-80
Combined Statements of Cash Flows	F-81
Combined Statements of Changes in Investors’ Equity	F-82
Notes to the Combined Financial Statements	F-83

Report of the Independent Auditors

Auditors’ Report to the Supervisory Board and Shareholders of Equant N.V.

We have audited the accompanying consolidated balance sheets of Equant N.V. and its subsidiaries (the Company) at December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders’equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equant N.V. and its subsidiaries at December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected shareholders’ equity as of December 31, 2002 and 2001 and net loss for the years then ended to the extent summarized in Note 30 to the consolidated financial statements.

Ernst & Young LLP London, United Kingdom	PricewaterhouseCoopers LLP London, United Kingdom
February 28, 2003	February 28, 2003

Report of the Independent Auditors

Auditor’s Report to the Supervisory Board and Shareholders of Equant N.V.

We have audited the accompanying consolidated balance sheet of Equant N.V. and its subsidiaries (the Company) at December 31, 2000 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equant N.V. and its subsidiaries at December 31, 2000 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in France.

PricewaterhouseCoopers
London, United Kingdom

March 27, 2002

Equant N.V.
Consolidated Statements of Operations
(U.S. dollars in millions, except per share data, unless otherwise stated)

			Years ended December 31,

	Note		2000		2001		2002

Sales of services and products			$1,473.4		$2,390.7		$2,973.1
Cost of services and products sold			(989.0)		(1,847.0)		(2,269.9)
Other operating income	3		—		146.4		196.1

Gross profit			484.4		690.1		899.3
Selling (1)			(182.9)		(293.6)		(333.3)
General and administrative (1)			(124.4)		(261.2)		(374.0)

EBITDA (2)			177.1		135.3		192.0
Depreciation and amortization, excluding goodwill	14		(166.8)		(299.2)		(463.6)
Share plan	21		24.1		7.1		9.9
Non-recurring charges	6		(18.9)		(110.2)		(122.2)

Operating profit / (loss)			15.5		(267.0)		(383.9)
Financial income / (charges)	7		(10.7)		(17.9)		13.3
Reversal of / (loss on) impairment of investments accounted for at cost	15		(22.1)		(13.1)		0.3
Income taxes	8		(4.4)		(41.6)		(11.9)
Employee profit sharing	9		—		—		(0.6)
Equity in loss of affiliate	15		(9.5)		(25.3)		(27.3)

Net loss from continuing operations, before minority interests and goodwill amortization			(31.2)		(364.9)		(410.1)
Goodwill amortization	13		(16.1)		(21.7)		(24.1)
Exceptional amortization of goodwill	13		—		—		(154.8)
Minority interests	25		(0.3)		(0.6)		(0.7)

Net loss from continuing operations			(47.6)		(387.2)		(589.7)
Net loss of discontinued operations	5		(0.3)		(2.6)		—
Gain on disposal of discontinued operations	5		—		13.4		—

Net loss			$(47.9)		$(376.4)		$(589.7)

Per share data — basic and diluted
Net loss from continuing operations		U.S.	$(0.24)	U.S.	$(1.56)	U.S.	$(2.01)
Discontinued operations			—		0.04		—

Net loss per share		U.S.	$(0.24)	U.S.	$(1.52)	U.S.	$(2.01)

Basic weighted average number of shares (thousands)	4		201,503.3		247,985.6		292,706.0

(1) The prior year amounts have been reallocated for comparative purposes (see Note 3).

(2) EBITDA: operating profit / (loss) before Depreciation and amortization, Share plan and Non-recurring charges.

The accompanying notes are an integral part of these consolidated financial statements.

Equant N.V.
Consolidated Balance Sheet
(U.S. dollars in millions)

		At December 31,

	Note	2001	2002

ASSETS
Cash and cash equivalents	2	$385.8	$452.2
Trade accounts receivable from SITA, Radianz and France Telecom	23	688.4	581.5
Trade accounts receivable, other	10	578.9	422.9
Short-term lease receivables	11	14.1	13.7
Inventories (1)	12	12.0	17.1
Sales and other taxes recoverable		90.4	115.0
Other current assets and prepaid costs		163.5	127.3

Total Current Assets		1,933.1	1,729.7
Goodwill and other intangible assets (net of amortization of $47.8 and $228.0 in 2001 and 2002) (1)	13	180.2	—
Indefeasible rights of use, net (1)	14	197.2	151.9
Property, plant and equipment, net(1)	14	1,193.3	1,154.4
Investments accounted for under the equity method	15	133.6	101.4
Investments at cost	15	6.2	5.1
Long-term lease receivables	11	25.6	4.6
Other non-current assets		49.9	47.1

Total Non-current Assets		1,786.0	1,464.5

Total Assets		$3,719.1	$3,194.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank loans	16	$1.6	$0.7
Current portion of long-term debt	16	7.2	6.8
Trade accounts payable to SITA, Radianz and France Telecom	23	451.4	344.6
Trade accounts payable, other		127.8	303.0
Accrued liabilities		349.2	238.5
Deferred income		75.6	78.3
Employee liabilities		80.7	95.2
Taxation liabilities		91.2	134.8
Other current liabilities		121.1	89.9

Total Current Liabilities		1,305.8	1,291.8
Provisions for liabilities and charges	17	29.6	39.8
Long-term debt, less current portion	16	4.0	0.7
Other non-current liabilities	18	101.8	83.9

Total Non-current Liabilities		135.4	124.4
Minority interests	25	0.4	0.7
Shareholders’ Equity
Ordinary shares	26	3.2	3.2
Convertible preference shares	26	0.1	0.1
Additional paid-in capital		2,912.4	2,912.4
Accumulated deficit		(148.2)	(524.6)
Net loss for the year	3	(376.4)	(589.7)
Statutory reserves		0.8	0.8
Cumulative foreign currency translation adjustment		(114.4)	(24.9)

Shareholders’ Equity		2,277.5	1,777.3

Total Liabilities and Shareholders’ Equity		$3,719.1	$3,194.2

(1) The prior year amounts have been reallocated for comparative purposes (see Note 3).

The Consolidated Balance Sheet is stated before appropriation of the Net loss for the year.

The accompanying notes are an integral part of these consolidated financial statements.

Equant N.V.
Consolidated Statements of Cash Flows
(U.S. dollars in millions)

		Years ended December 31,

	Note	2000	2001	2002

OPERATING ACTIVITIES
Net loss		$(47.9)	$(376.4)	$(589.7)
Adjustments to reconcile net loss to funds generated from operations
Minority interests	25	0.3	0.6	0.7
Loss on sale and impairment of long-lived assets	6	0.4	14.2	24.1
Depreciation and amortization	13,14	182.9	320.9	642.5
Share plan	21	—	(7.1)	(0.1)
Non-cash restructuring expense	6	2.6	3.1	74.2
Gain on disposal of discontinued operations		—	(13.4)	—
Non-operating finance charges		—	2.1	—
Impairment/(write back) of investments carried at cost	15	22.1	13.1	(0.3)
Equity in loss of unconsolidated affiliate	15	9.5	25.3	27.3
Deferred income taxes	8	(10.7)	41.3	—

Funds generated from operations		159.2	23.7	178.7
Changes in operating assets and liabilities		(90.0)	(141.1)	204.4

Net cash provided by / (used in) operating activities		69.2	(117.4)	383.1
INVESTING ACTIVITIES
Purchase of property, plant and equipment (1)	14	(330.9)	(346.8)	(332.3)
Proceeds from disposal of equipment		0.9	6.1	—
Purchase of intangible assets (1)	14	(21.2)	(65.4)	(36.9)
Proceeds from disposal of intangible assets		—	7.4	—
Net cash effect of acquisitions (including cash in acquired companies in 2000 & 2002 $nil, in 2001 $295.3)		—	265.9	—
Proceeds from disposal of discontinued operations		—	3.6	—
Net cash invested in investments accounted for under the equity method		(229.0)	—	—
Net cash proceeds from/(invested in) investments accounted at cost	15	(40.2)	—	1.4

Net cash used in investing activities		(620.4)	(129.2)	(367.8)
FINANCING ACTIVITIES
Proceeds from issuance of shares		1.4	1,000.0	—
Increase/(decrease) in bank overdrafts	16	2.5	—	(0.9)
Increase/(decrease) in short-term borrowings	16	18.7	—	(0.4)
FT Reimbursement of amounts due under Contribution Agreement		—	—	18.0
Net repayment of short-term borrowings and bank overdrafts		(3.4)	(24.7)	—
Proceeds from the settlement of foreign exchange contracts	7	—	—	37.0
Proceeds from long-term borrowing		400.0	202.0	—
Repayment of long-term borrowing	16	(17.8)	(602.5)	(3.3)
Dividends paid by subsidiaries to minority shareholders		(0.5)	—	—

Net cash provided by financing activities		400.9	574.8	50.4
Effect of changes in exchange rates on cash and cash equivalents		(2.1)	4.1	0.7

(Decrease) / increase in cash and cash equivalents		(152.4)	332.3	66.4
Cash and cash equivalents at beginning of the year		205.9	53.5	385.8

Cash and cash equivalents at end of the year		$53.5	$385.8	$452.2

(1) The prior year amounts have been reallocated for comparative purposes (see Note 3).

The accompanying notes are an integral part of these consolidated financial statements.

Equant N.V.
Consolidated Statements of Cash Flows
(U.S. dollars in millions)

     The table below provides supplemental cash flow information:

	Years ended December 31,

	2000	2001	2002

Income taxes paid	$(9.3)	$(6.8)	$(18.2)
Interest paid	(19.1)	(30.4)	(0.4)
Interest received	10.0	20.9	7.1
Cash acquisitions	(269.2)	—	—
Non-cash investing activities	(90.0)	(1,484.5)	—
Cash spend on restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	—	(85.9)	(134.5)
France Telecom reimbursement of restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	—	—	140.9

The accompanying notes are an integral part of these consolidated financial statements.

Equant N.V.
Consolidated Statements of Shareholder’s Equity
(U.S. dollars in millions, unless otherwise stated)

								Cumulative
			Ordinary					foreign
			and	Additional		Net profit/		currency	Total
		Number of	preference	paid-in	Accumulated	(loss) for	Statutory	translation	Shareholders'
	Notes	shares	shares	capital	deficit	year	reserves	adjustment	Equity

Balance at January 1, 2000		201,477,046	$2.4	$957.2	$(116.1)	$12.0	$1.2	$(43.3)	$813.4
Transfer of prior year result					12.0	(12.0)			—
Net loss for the year 2000						(47.9)			(47.9)
Exercise of stock options	21	81,509		1.4					1.4
Unrealized translation adjustments							(0.1)	(25.2)	(25.3)
Transfers					0.2		(0.2)		—

Balance at December 31, 2000		201,558,555	$2.4	$958.6	$(103.9)	$(47.9)	$0.9	$(68.5)	$741.6

Transfer of prior year result					(47.9)	47.9			—
Net loss for the year 2001						(376.4)			(376.4)
Issuance of common shares	5	80,617,348	0.8	1,454.3					1,455.1
Issuance of preference shares	5	10,000,000	0.1	999.9					1,000.0
Exercise of stock options	21	528,246		—					—
Difference on acquisition of Global One	5			(500.4)					(500.4)
Unrealized translation adjustments								(42.4)	(42.4)
Transfers					3.6		(0.1)	(3.5)	—

Balance at December 31, 2001		292,704,149	$3.3	$2,912.4	$(148.2)	$(376.4)	$0.8	$(114.4)	$2,277.5

Transfer of prior year result					(376.4)	376.4			—
Net loss for the year 2002						(589.7)			(589.7)
Exercise of stock options	21	4,908	—	—					—
Unrealized translation adjustments								89.5	89.5

Balance at December 31, 2002		292,709,057	$3.3	$2,912.4	$(524.6)	$(589.7)	$0.8	$(24.9)	$1,777.3

The accompanying notes are an integral part of these consolidated financial statements.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

1.	Organization and Description of Business

     Equant N.V. (the ‘Company’ or ‘Equant’) has its statutory seat in Amsterdam, The Netherlands, and is one of the world’s leading providers of seamless international data network services to multinational businesses. As a single source for global communications, the Company’s network may be connected directly to the desktop, or it may be accessed remotely from portable computers or other network access interfaces. In addition, the Company provides ancillary services to complement data and voice network including, project management and technology consulting as well as managed services including security, groupware and hosting.

     Initial Public Offering and Secondary Offerings

     In July 1998, Equant sold 30,048,486 ordinary shares through a public equity offering on the New York Stock Exchange in the United States and on the Bourse de Paris in France.

     On February 17, 1999, the Company completed a secondary public equity offering of 48,300,000 ordinary shares on behalf of Stichting ‘The SITA Foundation’ (the ‘Foundation’), certain investment funds which Morgan Stanley Dean Witter Capital Partners managed (the ‘MSDWCP Funds’) and Company employees. The Foundation consists of the members of Société International de Télécommunications Aéronautiques S.C. (‘SITA S.C.’ or ‘SITA’) that had a shareholding in Equant and is separately constituted and managed from SITA.

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

     Under the Contribution Agreement, the Calling Card and Voice Carrier Services businesses of Global One were to be transferred out of Global One to France Telecom within twelve months of completion of the transactions described above. The Calling Card and Voice Carrier Services businesses are collectively referred to as ‘Excluded Businesses’ (see also ‘Calling cards and voice carrier services’ in Note 23). The Company is currently negotiating a new agreement with France Telecom.

     The above transactions, collectively referred to as ‘France Telecom Transactions’, were completed under the conditions specified above on June 29, 2001. As a result, the Company merged the operations of Equant, Global One and the SITA Equant network Joint Venture, and France Telecom became the majority shareholder of the combined Company with an approximate ownership of 54.3%. As a result of the above transactions, Equant is consolidated in the Financial Statements of France Telecom. These Financial Statements can be obtained from France Telecom, 6 Place d’Alleray, 75505 Paris Cedex, France.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

2.	Future Funding Requirements

     Net cash flows from operating activities less capital expenditures are set out below:

	Years ended December 31,

	2000	2001	2002

Net cash provided by / (used in) operating activities	$69.2	$(117.4)	$383.1
Purchase of property, plant and equipment	(330.9)	(346.8)	(332.3)
Purchase of intangible assets	(21.2)	(65.4)	(36.9)

	$(282.9)	$(529.6)	$13.9

     At December 31, 2002, Equant had $452.2 of Cash and cash equivalents, including amounts deposited with France Telecom of $307.8. In addition, under the terms of the Contribution Agreement between France Telecom and the Company, France Telecom committed to meet certain costs of integrating Equant, Global One and the SITA Equant network Joint Venture, subject to certain limits (see Note 6).

     The Company has available a $250.0 revolving credit facility and a $50.0 treasury management agreement with France Telecom. Drawdowns will be available in a variety of currencies during the period June 3, 2002 until September 30, 2003(see note 16).

     Management considers that its existing cash resources are sufficient to fund its operations for at least twelve months from the date of these Financial Statements.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

3.	Significant Accounting Policies

     Basis of Preparation

     The Company is registered in the Netherlands. As allowed under article 362.1, Part 9 of Book 2 of the Netherlands Civil Code (‘Dutch regulations’), the Company has adopted generally accepted accounting principles in France (‘French GAAP’). The Company’s statutory accounts are filed with the Amsterdam Chamber of Commerce and include additional supplemental disclosures, where required by Dutch regulations.

     These consolidated financial statements have been prepared in accordance with French GAAP and Rule 99-02 of the Comité de la Réglementation Comptable (‘CRC’).

     Presentation of the Consolidated Financial Statements

     Assets and liabilities are classified based on liquidity or maturity dates, with short-term balances (due within one year) shown separately from long-term balances. Unless indicated otherwise, assets and liabilities are stated at face value.

     The Consolidated Statement of Operations includes additional disclosure of ‘Share plan’ and ‘Non-recurring charges’ as separate line items. The results arising from discontinued operations are separately disclosed after results from continuing operations. These additional line items are defined in the accounting policies for ‘Stock-based compensation’, ‘Non-recurring charges’ and ‘Discontinued operations’ respectively.

     Certain items in prior years have been reallocated for comparative purposes: Bad debt expenses have been reallocated from ‘General and administrative’ to ‘Selling’ expense; Software has been reallocated from ‘Intangible assets’ to ‘Property, plant and equipment’; and, Maintenance Spare Parts have been reallocated from ‘Inventories’ to ‘Property, plant and equipment’. Software and Maintenance Spare Parts were reclassified to Property, plant and equipment as they primarily relate to Network assets.

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

     Translation of Foreign Currencies

     Translation of financial statements of foreign subsidiaries

     All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income and expense items of foreign subsidiaries are translated at the average exchange rates for the period. Net exchange gains or losses resulting from such translation are included in ‘Cumulative foreign currency translation adjustment’ within Shareholders’ equity.

     Transactions in foreign currencies

     Gains and losses from foreign currency transactions are included in ‘Financial income / (charges)’, in the Consolidated Statement of Operations in the period during which they arise.

     Exchange gains and losses on foreign currency investments and loans of a long-term nature are reported as ‘Cumulative foreign currency translation adjustments’ in Shareholders’ equity.

     The Company maintains its financial records in U.S. dollars. All amounts stated in these Consolidated Financial Statements are in millions of U.S. dollars unless otherwise stated, or prefixed U.S.$ in which case the amounts stated are single units. Approximately 64% of the Company’s revenues were accounted for in U.S. dollars in 2002.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

3.	Significant Accounting Policies (continued)

     Purchase Accounting

     Earnings for acquired companies are included for the period subsequent to the acquisition date.

     The acquisition of Global One has been accounted for under the purchase method of accounting under paragraph 215 of CRC Rule 99-02. Under this method, the historical carrying value of the acquired business is carried over in the acquirer’s financial statements if a company acquires over 90% of the shares of the acquired business in a single transaction, settled through a share issue by the acquiring company. These conditions were fulfilled in Equant’s acquisition of Global One. In acquisitions where the requirements of paragraph 215 of CRC Rule 99-02 are not fulfilled, the excess of the cost over the fair value of the net assets acquired is recorded as Goodwill.

     Revenue Recognition

     Equant’s principal sources of revenue are recognized as follows:

     Sale of Services

     Revenues for sale of data transmission, voice and value added services, collectively referred to as ‘Services’, including sales of equipment under operating type leases, are recognized when services are rendered. Revenues are billed in accordance with the customers’ contracts, and accordingly may represent both a period fee and usage component. Payments received from customers before the relevant criteria for revenue recognition are satisfied are included in deferred revenue in the Consolidated Balance Sheet. One off connection fees related to multi-year customer contracts are deferred and recognized over the life of the contract. For other product sales and services, revenues are recognized when products are delivered or services are rendered to customers and all significant obligations have been satisfied. Certain maintenance services are billed in advance in accordance with contractual arrangements and related revenues are initially deferred and recognized as services are provided. Certain costs incurred on behalf of and recovered from France Telecom are excluded from Revenues and included in ‘Other operating income’.

     Sales-Type Leases

     Revenues from sale of equipment to customers that meet the criteria of sales-type lease accounting are recognized in the period that the rights and obligations of ownership transfer to the purchaser.

     Other Operating Income

     Certain services have been provided to affiliates of France Telecom (the ‘Affiliates’) in respect of switched voice and network IP services totaling $196.1 (2000: $nil, 2001: $146.4 which relates wholly to the period after the France Telecom Transactions). These services are provided by Equant in those locations in which it has infrastructure that is utilized by, and recharged to, the Affiliates in accordance with contractual agreements. This reimbursement of services is recorded as ‘Other operating income’.

     Equant also utilizes the equivalent network capacity of the Affiliates in certain countries providing service to its customers and recognizes these network costs as a ‘Cost of services and products sold’. The related billing to customers is recorded as ‘Sales of services and products’.

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

     Advertising

     Advertising costs are expensed as incurred. Advertising costs incurred in the years ended December 31, 2000 2001 and 2002 were $4.5, $4.6 and $6.7, respectively. In the year ended December 31, 2001, the Company also incurred costs of $6.7 relating to branding the new organization which were included within ‘Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture’, a component of ‘Non-recurring charges’.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

3.	Significant Accounting Policies (continued)

     Stock-based Compensation

     ‘Share plan’ relate to the income or expense arising from the repurchase of shares on the open market, the issue of shares held in treasury, and social charges payable by the Company on share option and share award plans.

     Share option and share award plans are excluded from the balance sheet until such time the grant or award is vested. If the Company issues new shares to satisfy the exercise, then the difference between the par value and the exercise price is recorded as an addition to ‘Additional paid-in capital’, a component of ‘Shareholders’ equity’, with no impact to the Consolidated Statement of Operations. If the Company repurchases’ shares on the open market or issues shares held in treasury, then the difference between the repurchase price of the shares and the exercise price is recorded as a charge in the Consolidated Statement of Operations, within ‘Share plan’.

     Social charges payable by the Company on the fair value of shares granted are accrued based on estimates of the likely payments to be made over the period between the dates of granting and vesting, and on the expected exercise rates, and charged to ‘Share plan’.

     Non-recurring Charges

     Non-recurring charges are shown as a separate line in the Consolidated Statement of Operations and include amounts arising from significant reorganizations of the Company and significant asset impairments due to non-recurring circumstances. Amounts recoverable from France Telecom in respect of reimbursement of expenses incurred due to the restructuring and integration of Equant, Global One and the SITA Equant network Joint Venture in accordance with the Contribution Agreement (see Note 6) are shown as a reduction to non-recurring charges.

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

     Extraordinary items

     Extraordinary items are material items possessing a high degree of abnormality which arise from events or transactions that fall outside the ordinary activities of the reporting entity and which are not expected to recur. There were no extraordinary items in the years presented in these Financial Statements.

     Discontinued Operations

     Results of discontinued operations are aggregated into a single line and the results for all periods presented in the Consolidated Statements of Operations are restated. The results of discontinued operations are stated net of income taxes.

     Cash and Cash Equivalents

     Cash and cash equivalents are defined as highly liquid investments with original maturity of 90 days or less. Cash and cash equivalents include amounts on deposit with France Telecom of $237.5 and $307.8 at December 31, 2001 and 2002, respectively.

     Trade Accounts Receivable

     Trade accounts receivable are reduced to net realizable value by credit note provisions and allowances for doubtful accounts. The allowances are based on an individual or statistical assessment of this risk.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

3.	Significant Accounting Policies (continued)

     Inventories

     Inventories are stated at the lower of cost (determined principally on the first-in, first-out basis) or market value. Provisions for potentially obsolete or slow-moving inventory are determined through management’s analysis of inventory levels and future sales or usage forecasts.

     Intangible Assets

     Intangible assets are stated at historical cost less amortization calculated on a straight-line basis over the expected useful lives of the relevant assets. Intangible assets include goodwill and indefeasible rights of use (‘IRU’).

     An IRU is a right to use a specified amount of capacity on fiber optic cables and related equipment for a specified time period. The rights that the Company acquires from the IRU cannot be revoked or voided. IRUs are capitalized as intangible assets, as part of Long-lived assets, and are amortized over the shorter of 10 years or the contract term.

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

     Goodwill is subject to an impairment review when events or circumstances occur indicating that an impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition. The need to recognize an impairment is assessed with reference to cash flows arising from the economic and operating assumptions used by the management of the Company. The impairment charge is recorded as exceptional amortization of goodwill. Impairment, where necessary, is recorded as the difference between book value and fair value. Fair value is determined based on estimates of future cash flows discounted at appropriate rates and on publicly available information, where appropriate.

     Long-lived Assets

     The Company defines Long-lived assets as Property, plant & equipment and Indefeasible rights of use.

     Long-lived assets are stated at historical cost less depreciation calculated on a straight-line basis over the expected useful lives of the relevant assets. Major renewals and improvements are capitalized while maintenance and repairs are expensed when incurred.

     Depreciation / amortization is calculated with reference to expected useful lives, which are generally as follows:

Owned buildings	10 to 40 years
Leasehold improvements	10 to 40 years
Network assets	3 to 10 years
IRUs	Up to 10 years
Tools, test and demonstration equipment	3 to 5 years
Computer equipment	3 to 5 years
Office equipment, furniture and motor vehicles	3 to 10 years
Software	3 to 5 years
Maintenance spare parts	3 years

     Assets acquired under capital lease arrangements are depreciated in accordance with the expected useful lives detailed above or the lease terms if shorter. In addition, network assets acquired under the SITA Equant network Joint Venture agreement are capitalized and depreciated (see Note 14).

     Amounts recoverable from France Telecom in respect of capital expenditure eligible for reimbursement under the Contribution Agreement are deferred within ‘Other non-current liabilities’ and amortized through the Consolidated Statement of Operations over the life of the related assets.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Equant develops internal-use software, which is defined as software acquired or internally developed or modified solely to meet the internal needs of Equant. Internal and external costs incurred during the preliminary project stage are expensed as incurred. Capitalization of such costs begins upon completion of the preliminary project stage and upon management’s authorization and commitment to fund the software project, and capitalization ceases at the point at which the computer software project is substantially complete and ready for its intended use. Internal and external costs for data conversion, training and maintenance are expensed as incurred, and overhead costs are not capitalized.

     Long-lived assets are written down when, as a result of events or changes in circumstances, their recoverable value appears to be permanently less than their carrying value. For assets to be held and used, the need for impairment is principally determined for each group of assets by comparing their carrying value with fair value. Fair value is determined by reference to discounted future cash flows that are expected to be generated based upon management’s expectations of future economic and operating conditions. At the time such evaluations indicate that future cash flows are insufficient to recover the carrying value of such assets, the assets are adjusted to their fair value. The write down is recorded as accelerated depreciation, or as a non-recurring charge if material and due to non-recurring circumstances. Network assets are reviewed on a collective basis.

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

     Provisions for Liabilities and Charges

     The Company implemented CRC Rule 2000-06 on provisions and reserves with effect from January 1, 2000.

     Provisions for identified risks and liabilities of uncertain timing or amount are recorded when the Group has a present obligation to a third party as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

     The implementation did not result in any significant impact on the financial results of the Company.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Employee Retirement Benefit Plans

     The Company operates a mixture of defined benefit and defined contribution pension plans. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. In some countries the amount of provision is determined in accordance with the obligations under statutory post employment benefit schemes. The contribution to the defined contribution schemes, and the net periodic cost under the defined benefit schemes as actuarially determined, are charged to the Consolidated Statement of Operations.

     The liability for end-of-service indemnities is accrued in accordance with labor legislation in each country where such benefits are required.

     Equipment on Operating Leases

     Equant purchases equipment that is subsequently leased to customers under operating leases. Income from operating leases is recognized over the term of the lease. Each of the assets is depreciated to the estimated residual value, determined at the lease inception date, on a straight-line basis over a period consistent with the term of the lease.

     Financial Instruments

     The Company uses derivative financial instruments for the purpose of hedging currency risks, which exist as part of ongoing business operations. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

     Forward exchange contracts are generally used to hedge exposure to currency fluctuations on certain short-term transactions denominated in a currency other than the Company’s functional currency. Gains and losses on these contracts generally offset the foreign exchange gains and losses on the underlying hedged transactions. The discount or premium on these contracts is recorded in the Consolidated Balance Sheet and amortized through the Consolidated Statement of Operations over the life of the contract, or immediately if the underlying hedged instrument is settled. Losses which are not expected to be recovered upon completion of the hedged transaction are expensed.

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

4.	Basic and Diluted Net Loss per Share

     The basic and diluted net loss per share is calculated by dividing net loss by the combined weighted average number of shares outstanding during the year.

     The 10 million convertible preference shares issued as part of the France Telecom Transactions are included in the calculation of the weighted average number of ordinary shares outstanding, as their conversion into ordinary shares is unconditional and will occur automatically on June 29, 2006.

     The impact of unexercised stock options on weighted average number of ordinary shares outstanding amounted to 3,640,270, 3,944,786 and 7,015,034 for the years ended December 31, 2000, 2001 and 2002 respectively. These amounts were not included in the diluted earnings per share calculation in 2000, 2001 and 2002 as they would have been anti-dilutive.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

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

     The total cost of acquisition for Global One paid by the Company was as follows:

Issue of 80,617,348 new ordinary shares in the Company	$1,455.1
Transaction costs, net of tax	29.4

Total cost of acquisition	$1,484.5

     The cost of acquisition has been allocated to the following identifiable assets and liabilities:

Total cost of acquisition		$1,484.5
Identifiable assets and liabilities acquired (unaudited)
Cash and cash equivalents	$295.3
Accounts receivable (net of provisions of $97.7)	541.0
Other intangible assets	2.9
Indefeasible rights of use	79.0
Property, plant and equipment	629.3
Accounts payable	(207.6)
Accrued liabilities	(176.3)
Overdraft and short-term debt	(1.7)
Non-current liabilities	(20.4)
Other assets and liabilities	(157.4)

		984.1

Excess of cost of acquisition over net book value of assets acquired		$500.4

     At the date of acquisition of Global One, Global One had $79.0 capitalized in Software applications, included in Property, plant and equipment.

     The unaudited proforma condensed consolidated statements of operations present the effect of the acquisition of Global One and other effects of the France Telecom Transactions as if they had occurred on January 1, 2000. The unaudited proforma condensed consolidated statements of operations are based on the historical financial statements of Equant and Global One and are prepared in accordance with French GAAP. The unaudited proforma financial information does not purport to represent the results of operations that actually would have resulted had the France Telecom Transactions occurred on the date indicated. It should not be taken as indicative of the future results of the operations of the combined entities.

     The proforma results for the years ended December 31, 2000 and 2001 include twelve months each of Equant and Global One. The proformas also assume that the new SITA contractual arrangements were in place for the period from January 1, 2000. Certain contractual arrangements with Global One for product development and the transfer of a hosting business from France Telecom took place on January 1, 2001 and consequently have not been included in the 2000 proformas. The income and expenses derived from Excluded Businesses have been removed from the proforma consolidated statements of operations.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     The unaudited pro forma condensed consolidated statements of operations were as follows:

		Years ended December 31,

		2000		2001

		Unaudited		Unaudited
Sales of services and products		$2,733.8		$3,064.8

Gross profit (1)		577.0		802.0

EBITDA		(179.0)		(8.7)

Operating loss		(509.6)		(564.0)
Financial charges		(47.1)		(32.9)
Loss on impairment of investments accounted at cost		(22.1)		(13.1)
Income taxes		(13.1)		(57.2)
Equity in loss of affiliate		(9.5)		(25.3)

Net loss from continuing operations, before minority interests and goodwill amortization		(601.4)		(692.5)
Goodwill amortization		(16.1)		(21.7)

Net loss from continuing operations, before minority interests		$(617.5)		$(714.2)

Earnings per share, basic and diluted	U.S.	$(2.11)	U.S.	$(2.44)

(1) Certain reallocations of costs have been made to the unaudited pro forma results to conform the presentation to the current accounting basis. The main reallocations are moving sales staff and support costs from ‘Selling’ costs to ‘Costs of services and products sold’, and moving information system cost from ‘Costs of services and products sold’ to ‘General and administrative’ costs. The net impact of these reallocations was to reduce Gross profit by $56.0 and $28.0 in the years ended December 31, 2000 and 2001, respectively.

     Disposal of Equant Application Services (‘EAS’) Division

     On October 1, 2001, the Company disposed of the EAS division for cash and loan notes totaling $15.6 recognizing a gain of $13.4 (net of taxes of $0.3). The net losses of EAS for the years ended December 31, 2000 and the nine months ended September 30, 2001 were as follows:

	Years ended December 31,

	2000	2001

Sales of services and products	$25.5	$14.2

Gross profit	9.4	4.1

Operating loss	(0.6)	(3.7)
Financial charges	(0.1)	(0.3)
Income tax benefit	0.4	1.4

Net loss	$(0.3)	$(2.6)

No material assets or liabilities were transferred as a result of the disposal of EAS.

     Local Network Operations transfers

     As referred to in Note 23, ‘Related party transactions and cost sharing agreement’, in certain countries, Local Network Operations groups (‘LNO groups’) are transferred by SITA to the Company upon fulfillment of certain conditions. During 2002, SITA transferred to the Company 23 LNO groups including Brazil, Australia, Russia and Switzerland. These transfers included a total of 1,461 employees.

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Investment in Radianz

     On February 3, 2000, the Company announced its participation in a joint venture with Reuters Group PLC (‘Reuters’) forming Radianz Limited (‘Radianz’), a company offering a secure Internet Protocol network to the financial services industry. Radianz is owned 49% by the Company and 51% by Reuters and started operations on July 1, 2000. The excess of consideration over the Company’s share of the fair value of the net assets of Radianz at formation of approximately $160.5 was included in ‘Goodwill’ and amortized over ten years.

     In light of the continuing difficult economic environment in the telecoms sector, during the year ended December 31, 2002, the Company has recognized an exceptional amortization charge against the carrying value of the remaining goodwill in Radianz in accordance with the Company’s stated accounting policies.

     Acquisition of Investments in iPass, STSN and Tripeze

     During 2000, the Company acquired non-controlling interests of 18.0% in Tripeze.com, Inc., 7.1% in STSN, Inc. and 5.5% in iPass, Inc., for cash considerations of $5.1, $30.1 and $5.1 respectively. These investments are accounted for at cost, net of provisions for impairments in value (see Note 15, ‘Other investments’).

     Tripeze was sold in the year ending December 31, 2002 for $0.3, and the Company’s stakes in STSN and iPass were diluted to 1.2%, and 1.7% respectively.

     Acquisition of TechForce, Inc

     On August 17, 1999, the Company acquired TechForce, Inc. for an aggregate purchase price of $73.4. The acquisition was accounted for as a purchase and the excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill of $50.5 and amortized over eight years.

     In light of the continuing difficult economic environment in the telecoms sector, during the year ended December 31, 2002, the Company has recognized an exceptional amortization charge against the carrying value of the remaining goodwill in TechForce in accordance with the Company’s stated accounting policies.

     Acquisition of Rhône-Poulenc Telecom S.A.

     On May 28, 1998 the Company acquired 100% of the outstanding shares of Rhône-Poulenc Telecom S.A., a company registered in France, which owned and operated the internal telecommunications network of Rhône-Poulenc Group of companies. The acquisition was accounted for as a purchase and the excess of the purchase price over the estimated fair value of the net assets acquired, totaling $9.2 was recorded as goodwill and amortized over seven years.

     In light of the continuing difficult economic environment in the telecoms sector, during the year ended December 31, 2002, the Company has recognized an exceptional amortization charge against the carrying value of the remaining goodwill in Rhône-Poulenc Telecom S.A in accordance with the Company’s stated accounting policies.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

6.	Non-recurring Charges

     Non-recurring charges comprise:

	Years ended December 31,

	2000	2001	2002

Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$—	$173.4	$193.3
SITA Equant network Joint Venture restructuring	14.0	5.1	—
Impairment of IRU	—	—	24.1
Divisional reorganization	4.9	0.4	—
EIS division restructuring	—	—	—
Other	—	10.5	(0.8)

	18.9	189.4	216.6
Reimbursement due from France Telecom	—	(79.2)	(94.4)

Non-recurring charges	$18.9	$110.2	$122.2

     Restructuring and Integration of Equant, Global One and SITA Equant network Joint Venture

     Following the France Telecom Transactions, the Company commenced integrating the operations of Equant, Global One and the SITA businesses acquired. The nature of restructuring and integration costs incurred during the period as a result of these transactions comprise:

	Liability				Liability
	at				at
	December	Additions/	Reserves		December
	31, 2001	(releases)	Utilized	Other	31, 2002

Employee termination	$8.4	$43.9	$(35.7)	$—	$16.6
Write-down of assets	—	74.2	—	(74.2)	—
Integration teams	—	24.9	(24.9)	—	—
Lease exit costs	25.4	32.2	(35.0)	—	22.6
Critical staff retention plan	—	3.8	(3.8)	—	—
Legal, consulting and other	—	14.3	(14.3)	—	—

	$33.8	$193.3	$(113.7)	$(74.2)	$39.2

     $22.6 and $21.5 of the balances at December 31, 2001 and 2002, respectively, are included in long term ‘Provisions for liabilities and charges’. The remainder is included in ‘Accrued liabilities’.

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

     Non-Personnel Integration and Restructuring Costs

     For a period of two years following June 29, 2001, France Telecom shall also reimburse Equant for non- personnel related integration and restructuring costs (the ‘Integration Costs’) with respect to the integration of Equant,

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Global One and the SITA Equant network Joint Venture, as follows:

i)	with respect to the first $240 of Integration Costs, each of France Telecom and Equant shall pay half on an equal basis; and,

ii)	France Telecom shall bear the next $90 of Integration Costs.

     Accrued cost recovery from France Telecom for restructuring and integration costs incurred by Equant totaled $79.2 and $94.4 in the years ended December 31, 2001 and 2002, respectively. At December 31 2001 and 2002, the amounts due for reimbursement by France Telecom but not yet paid amounted to $79.2 and $31.8, respectively.

     In the year ended December 31, 2002 the Company also incurred $21.0 of capital expenditure that is eligible for reimbursement under the Contribution Agreement. The reimbursable amount of $10.5 has been deferred within ‘Other non-current liabilities’ and will be amortized over the life of the related assets.

     The Company expects to incur further costs to restructure and integrate Equant, Global One and the SITA Equant network Joint Venture. Recovery from France Telecom of part of these costs will be available until June 2003.

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

     As described in Note 1, one of the agreements within the France Telecom Transactions resulted in Equant assuming full control of the SITA Equant network Joint Venture. As the benefits of this restructuring were expected to accrue principally to Equant’s future operating results, Equant agreed to absorb 100% of the charges recorded before June 29, 2001. The Company recorded within non-recurring charges, a restructuring charge of $14.0 in 2000 and $5.1 in 2001 primarily for severance costs and other costs related to headcount reduction and consolidation of operations.

     Costs of restructuring and integrating the SITA Equant network Joint Venture after June 29, 2001 are included under ‘Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture’.

     Impairment of IRU

     As a result of the continuing difficult economic environment in the telecoms market, a number of IRU providers entered bankruptcy or similar arrangements during 2002. The Company has recognized an impairment in the carrying value of its IRUs where capacity providers have confirmed to the Company that the Company’s rights under the IRUs will not be honored.

     Divisional Reorganization

     During the fourth quarter of 2000, the Company initiated a plan to integrate two of its divisions — Equant Network Services and Equant Integration Services — into a single organization. This integration became effective on January 1, 2001. As a result of this reorganization, the Company recorded a restructuring charge of $4.9, primarily for severance costs and other costs related to headcount reduction in 2000 and a charge of $0.4 in 2001.

     Equant Integration Services (‘EIS’) Division Restructuring

     In the year ended December 31, 1998, the EIS division reviewed its service and product offerings and its selling and administrative processes in an effort to strengthen its competitive position and to better align its operations in the Europe, Middle East and Africa region in response to market conditions. As a result, the Company recorded a restructuring charge of $6.2, primarily for severance and other costs related to headcount reductions.

     Of the total restructuring provision of $6.2 relating to the EIS division restructuring activities, $2.5 was utilized in 1999, $1.4 was utilized in 2000 and $0.1 was utilized in 2001. No provision remained at December 31, 2001.

     Other Non-recurring Charges

     Other non-recurring charges in 2001 include costs incurred on advisory fees arising from transactions that were abandoned during the year. There were no provisions in respect of these charges at December 31, 2001.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

7. Financial Income/(Charges)

     Financial income / (charges) consists of the following:

	Years ended December 31,

	2000	2001	2002

Foreign exchange gain / (loss)	$2.3	$(6.4)	$8.2
Costs of early termination of financing arrangements	—	(2.1)	—
Interest income	10.0	20.9	7.1
Interest expense	(23.0)	(30.3)	(2.0)

Total	$(10.7)	$(17.9)	$13.3

     During the year ended December 31, 2001, the Company recognized a charge of $2.1 as a result of early repayment fees and expensing of previously deferred arrangement fees on the outstanding borrowings under the Company’s main credit which was mandatory on completion of the France Telecom Transactions.

     In the years ended December 31, 2000, 2001 and 2002, interest expense included amounts in respect of unwinding the discount on the Radianz soft credits of $0.1, $0.9 and $1.6 respectively.

     During the year ended December 31, 2002, the Company ended its practice of entering into foreign exchange contracts to hedge certain intercompany foreign currency balances, and instead designated these items as long term intercompany funding balances. The unwinding of the contracts in place resulted in a $37.0 cash inflow, which was not matched by a corresponding cash movement on the intercompany balances.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

8. Income Taxes

     The income tax charge / (benefit) consists of the following:

	Years ended December 31,

	2000	2001	2002

Current income taxes
The Netherlands	$16.1	$(11.4)	$(0.1)
Other	(0.9)	23.7	12.0

Total current	15.2	12.3	11.9
Deferred income taxes
The Netherlands	(7.7)	6.2	—
Other	(3.1)	23.1	—

Total deferred	(10.8)	29.3	—

Total tax charge	$4.4	$41.6	$11.9

     The source of net loss from continuing operations before minority interests and income taxes for the years ended December 31, 2000, 2001 and 2002 is as follows:

	Years ended December 31,

	2000	2001	2002

The Netherlands	$(7.3)	$(54.4)	$64.5
Other countries	(35.6)	(290.6)	(641.6)

Net loss from continuing operations before minority interests and income taxes	$(42.9)	$(345.0)	$(577.1)

     The tax charge for the year has been reconciled to the standard tax rate applicable in The Netherlands for corporate income. A reconciliation of Equant’s statutory and effective income tax rate for the years ended December 31, 2000, 2001 and 2002 is as follows:

	Years ended December 31,

	2000	2001	2002

Statutory rate applicable in The Netherlands	35.0%	35.0%	34.5%
Jurisdictional differences in tax rates	(16.2)%	(15.6)%	(19.3)%
Goodwill write off and amortization	(13.1)%	(0.8)%	(10.7)%
Change in valuation allowance	5.4%	(27.1)%	(9.1)%
Equity in loss of affiliate	(7.7)%	(4.6)%	(1.6)%
Operational expenses disallowed for tax purposes	(7.2)%	2.9%	(1.5)%
Valuation adjustment on integration	—	(12.0)%	—
Loss on impairment of investments accounted at cost	(17.9)%	(1.3)%	—
Transaction-related expenses	—	0.5%	—
Share plan costs	11.4%	2.9%	—
Reimbursement of restructuring costs	—	8.0%	5.6%

Effective tax rate	(10.3)%	(12.1)%	(2.1)%

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     The deferred tax assets and liabilities by nature of temporary difference are analyzed as follows:

	At December 31,

Deferred tax assets	2001	2002

Operating losses carried forward	$374.1	$495.2
Other temporary differences	60.1	59.3

Total deferred tax asset	434.2	554.5
Less: valuation allowances	(434.2)	(554.5)

Total deferred tax asset, net	$—	$—

     Deferred tax assets before valuation allowances at December 31, 2001, relating to Global One amounted to $298.6 and $58.7 arising from Operating losses carried forward and Other temporary differences, respectively.

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

     The estimated net operating losses carried forward at December 31, 2001 and 2002 and their expiration dates are as follows:

		Net operating losses
Country of tax	Expiration dates at	at December 31,
jurisdiction	December 31, 2002	2001	2002

The Netherlands	No expiration	$104.0	$110.2
United Kingdom	No expiration	217.1	152.5
United States	2009 to 2015	396.6	239.2
Ireland	No expiration	273.0	706.4
Belgium	No expiration	62.4	196.2
Australia	No expiration	47.6	68.4
Switzerland	2002 to 2008	57.1	60.8
Other	Various	350.3	375.4

		$1,508.1	$1,909.1

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

     Equant operates in a large number of countries, governed by changing tax regulations on both national and international levels, giving rise to potential tax exposures against which provisions have been made.

     At December 31, 2002, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries as they are not expected to be remitted in the foreseeable future.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

9. Personnel Costs and Staff Numbers

     Set out below is an analysis of personnel costs:

	Years ended December 31,

	2000	2001	2002

Salaries and wages	$317.2	$556.5	$671.6
Social security contributions	33.9	79.9	117.1
Pension costs	13.1	21.1	24.2

	364.2	657.5	812.9
Seconded in and temporary staff	19.1	67.3	104.1

	$383.3	$724.8	$917.0

     Set out below is an analysis of staff numbers by function:

	2000	2001	2002

Direct	2,808	7,159	6,405
Selling	847	1,905	1,662
General and administrative	745	2,194	2,065

	4,400	11,258	10,132

     As a result of the acquisition of Global One, 6,255 employees joined the Company on June 29, 2001. As a result the personnel costs for the year ended December 31, 2001 include six months of the combined entities, whilst those for the year ended December 31, 2002 include a full year.

     The employees of majority owned French subsidiaries of France Telecom are eligible to participate in a profit sharing program, the amount of which is dependent on France Telecom’s overall group performance. In the years ended December 31, 2001 and 2002, the Company incurred $nil and $0.6, respectively, in respect of this program.

     At December 31, 2000, 2001 and 2002, the Company had the benefit of the services of 3,280, 2,456 and 811 SITA employees to support the network. The number of staff for 2001 and 2002 is as at December 31. The number of staff for 2000 are monthly averages.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

10. Trade Accounts Receivable

     A summary of accounts receivable is as follows:

	At December 31,

	2001	2002

Trade accounts receivable from SITA, Radianz, and France Telecom	$688.4	$581.5
Trade accounts receivable, other	578.9	422.9

	$1,267.3	$1,004.4

	At December 31,

	2001	2002

Trade accounts receivable	$1,152.7	$857.9
Unbilled receivables	227.2	247.5

Total receivables	1,379.9	1,105.4
Less: provisions against trade receivables	(112.6)	(101.0)

Trade accounts receivable, net	$1,267.3	$1,004.4

     The majority of unbilled receivables represent revenues earned in the year, not yet invoiced. Such amounts are generally billed in the next month.

     The charge for doubtful accounts now included in ‘Selling’ expenses totaled $8.0, $38.5 and $28.1 for the years ended December 31, 2000, 2001 and 2002, respectively. Accounts receivable are reported net of accrued credit notes to be issued to customers.

     ‘Accounts receivable from SITA, Radianz and France Telecom’ are further described in Note 23 ‘Related party transactions and cost sharing agreement’.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

11. Lease Receivables

     Lease receivables consists of the following:

	At December 31,

	2001	2002

Gross finance lease receivables	$41.9	$18.7
Unearned income	(2.2)	(0.4)

Net lease receivables	39.7	18.3
Less: current portion	(14.1)	(13.7)

Long-term lease receivables	$25.6	$4.6

     Gross finance lease receivables represent sales-type and direct financing leases. These receivables have remaining lease terms ranging from one to four years.

     Maturities of lease payments due to Equant for equipment on rentals under non-cancelable finance leases at December 31, 2002 are as follows:

2003	$13.9
2004	2.2
2005	1.6
2006	1.0

Total lease receivables, gross	18.7
Less: Unearned finance charges	(0.4)

Total lease receivables, net	$18.3

12. Inventories

     Inventories consist of the following:

	At December 31,

	2001	2002

Finished goods for resale	$12.9	$20.1
Provision for obsolete and slow-moving inventory	(0.9)	(3.0)

Total inventories, net	$12.0	$17.1

     Finished goods for resale consist of computer products.

     During the year the Company changed its accounting policy for Maintenance Spare Parts (see Note 3) and as a result $14.6 and $12.8 at December 31, 2001 and 2002, respectively, has been reclassified from Inventory to Property, plant and equipment.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

13. Goodwill and Other Intangible Assets

     Goodwill and other intangible assets, stated at cost less accumulated amortization, consists of the following:

	At December 31,

	2001		2002
	Net book		Accumulated	Net book
	value	Cost	amortization	value

Goodwill	$177.5	$225.1	$(225.1)	$—
Other intangible assets	2.7	2.9	(2.9)	—

	$180.2	$228.0	$(228.0)	$—

     Changes in the net book value of Goodwill and other intangible assets are as follows:

	Years ended December 31,

	2001	2002

Balance at beginning of the year	$199.2	$180.2
Effect of acquisitions (see Note 5)	2.9	—
Amortization expense	(21.7)	(24.1)
Exceptional amortization	—	(154.8)
Translation adjustment	(0.2)	(1.3)

Balance at end of the year	$180.2	$—

     In light of the continuing trading difficulties in the telecoms market, and significant declines in telecoms valuations, during the year ended December 31, 2002, the Company has recognized an exceptional amortization charge against the carrying value of all goodwill in accordance with the Company’s stated accounting policies (see Note 5).

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

14. Long-lived Assets

     Long-lived assets are defined as Property, plant and equipment plus IRUs. Long-lived assets, stated at cost less accumulated depreciation, consist of the following:

	At December 31,

	2001		2002
	Net book		Accumulated	Net book
	value	Cost	depreciation	value

Owned land and buildings	$1.0	$1.3	$(0.1)	$1.2
Leasehold improvements	94.8	212.0	(103.8)	108.2
Network assets	751.8	1,942.1	(1,190.5)	751.6
Tools, test and demonstration equipment	0.4	18.7	(17.7)	1.0
Computer equipment	91.3	249.1	(182.6)	66.5
Office equipment, furniture and motor vehicles	64.9	90.3	(55.9)	34.4
Assets in course of construction	87.8	64.9	—	64.9
Software applications	101.3	268.3	(141.7)	126.6

Property, Plant and Equipment	1,193.3	2,846.7	(1,692.3)	1,154.4
IRUs	197.2	185.5	(33.6)	151.9

Total Long-lived Assets	$1,390.5	$3,032.2	$(1,725.9)	$1,306.3

     Changes in the net book value of Long-lived assets are as follows:

	Years ended December 31,

	2001	2002

Balance at beginning of the year	$665.7	$1,390.5
Additions of property and equipment	346.8	332.3
Additions to IRUs/reclassifications	75.5	36.9
Effect of acquisitions (see Note 5)	708.3	—
Retirement of assets	(78.7)	(98.3)
Depreciation and amortization, excluding goodwill	(299.2)	(463.6)
Translation adjustment	(27.9)	108.5

Balance at end of the year	$1,390.5	$1,306.3

     The net book value of assets held under capital leases amounted to $16.1 and $9.7 at December 31, 2001 and 2002, net of accumulated depreciation of $14.6 and $23.1, respectively. The Company has capital leases on all classes of Property, plant and equipment except Owned land and buildings and Assets in the course of construction.

     The Network assets balance includes equipment purchased by the Company which is subsequently leased to customers under operating leases. Income from operating leases is recognized over the term of the lease. Each of these assets is depreciated to the estimated residual value, determined at the lease inception date, on a straight-line basis over a period of time consistent with the economic life of the asset (see Note 11, ‘Lease receivables’). Although realization is not assured, management believes that it is more likely than not that the estimated residual values will be realized.

     At December 31, 2001 and 2002, equipment under operating leases to customers amounted to $1.2 and $1.6, respectively, net of accumulated depreciation of $10.7 and $11.0, respectively. Depreciation expense on equipment under operating leases to customers totaled $1.1, $0.6 and $0.4 for the years ended December 31, 2000, 2001 and 2002, respectively. Expenditures for maintenance and repairs are the responsibility of the lessee.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Under the terms of Equant’s relationship with SITA for the management of the network, both under the former SITA Equant network Joint Venture agreement and the current Network Services Agreement, Equant is required to fund all capital expenditures on the network, except for those assets that are to be used solely for SITA’s customers. Although Equant is responsible for management of the entire network and approves all network capital spending, it does not legally own SITA’s Local Network Operators (‘LNOs’), where some of these assets are deployed. Therefore, Equant has applied the concept of ‘substance over form’ for these assets, in order to reflect properly the economic reality of the transactions. Under such accounting, Equant accounts for these expenditures as equipment purchases. If this treatment had not been adopted, $95.7 of the Company’s network assets at net book value as at December 31, 2002 ( 2001: $125.9) would have been classified as loans to SITA (gross book value $238.6, 2001: $243.0). There would be no change in the Consolidated Statement of Operations nor the Consolidated Statement of Cash Flows as the Company is charged for the related depreciation expense by the SITA LNOs, the liability for which is offset by a reduction to the SITA loan.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

15. Other Investments

     Other Investments, net of provisions for impairment, consist of the following:

	At December 31,

	2001	2002

Investments accounted for under the equity method	$133.6	$101.4
Investments at cost	6.2	5.1

Total Investments	$139.8	$106.5

     Investments Accounted for Under the Equity Method

     Investments accounted for under the equity method represents Equant’s non-controlling equity interest of 49% in Radianz. In 2000, Equant entered into a joint venture with Reuters to provide Internet Protocol (‘IP’) network to the financial services community. A new entity (‘Radianz’) was created into which Equant contributed $225 in cash, a number of employees, and certain customer contracts. Equant also agreed to provide $125 in services to Radianz over ten years and agreed not to pursue new customers in the financial services industry for the provision of extranet network services. Reuters contributed to Radianz network assets and employees responsible for the operations and maintenance of the Reuters internal network. Reuters purchases network services from Radianz.

     Radianz has been accounted for under the equity accounting method as management considers the Company’s ability to invoke joint control is not currently achieved because Reuters remains both the dominant supplier and customer of Radianz, and accordingly is in a position to affect significantly the operations of Radianz without the prior approval of Equant.

     As at December 31, 2001 and 2002, the carrying value of the Intangible assets includes goodwill of $138.4 and $nil respectively, representing the excess of the purchase price over Equant’s share of the contributed capital of Radianz net of amortization (see Notes 5 and 13).

     Radianz prepares its financial statements under generally accepted accounting principles in the United States. The 2002 financial statements of Radianz have not yet been audited. The audited 2001 statements of Radianz differ from those initially presented in the 2001 financial statements of Equant which were based on estimates. The difference between the estimated 2001 share of net losses and the actual share was an additional loss of $2.2, which has been recognized in the year ended December 31, 2002.

     Included in the accumulated deficit of the Company at December 31, 2001 and 2002 are retained deficits relating to Radianz of $65.3 and $227.9, respectively.

     The summarized Balance Sheet and Statement of Operations of Radianz as of and for the years ended December 31, 2000, 2001 and 2002 are set out below.

	At December 31,

	2000	2001	2002
	audited	audited	unaudited

Current assets	$343.2	$308.1	$257.1
Non-current assets	107.0	155.4	193.4
Current liabilities	(140.6)	(206.2)	(250.6)
Non-current liabilities	(6.0)	(17.6)	(26.3)

Net assets and Shareholder’s equity	$303.6	$239.7	$173.6

	Years ended December 31,

	2000	2001	2002
	audited	audited	unaudited

Net revenues	$192.5	$421.4	$496.1
Operating loss	$(33.3)	$(83.0)	$(70.0)
Net loss	$(26.8)	$(69.5)	$(72.2)

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     The Company’s share of the losses of Radianz accounted for under the equity method was $27.3 for 2002, $25.3 for 2001, and $9.5 for the six months ended December 31, 2000. The Company has made adjustments, where considered significant, to the Radianz unaudited financial information to align their basis of preparation to the Company’s French GAAP accounting policies, and to eliminate the Company’s deferred service obligations that Radianz recognizes as an expense.

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

     In 2001, the Company’s share of iPass was diluted to 1.8% as a result of equity issues in which the Company did not participate. In 2002, the Company’s share in STSN and iPass were diluted to 1.2%, and 1.7% respectively.

     In the year ended December 31, 2002 the Company disposed of its investment in Tripeze for $0.3. This gain has been recognized as a write back to ‘Loss on impairment of investments accounted for at cost’.

     In 2001, the Company purchased marketable securities of $1.1, which were disposed of in 2002 at their net book value.

     Investments at cost were neither purchased nor held primarily for trading. Equant does not control and cannot exercise significant influence on these companies. No dividends were received from these investments in 2001 or 2002.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

16. Debt and Borrowing Arrangements

     Debt and borrowing arrangements consist of the following:

	At December 31, 2001			At December 31, 2002

	Current	Long-term	Total	Current	Long-term	Total
	maturity	maturity	maturity	maturity	maturity	maturity

Bank overdrafts	$1.6	$—	$1.6	$0.7	$—	$0.7
Term borrowings	6.6	1.0	7.6	6.3	—	6.3
Capital leases	0.6	3.0	3.6	0.5	0.7	1.2

Debt and borrowings	$8.8	$4.0	$12.8	$7.5	$0.7	$8.2

     The denominations of current and long-term borrowings by currency at December 31, 2002 are as follows:

	Amount			At December 31,
Currency	loaned (1)	Maturity	Interest rate	2002

Brazilian real	2,665	2003	31.20%	$0.7
Japanese yen	800,000	2003	0.48%	6.2
Other currencies				0.1

				$7.0

(1)	Amount loaned stated in thousands of local currency

     Short-term Borrowings

     The carrying value of short-term bank loans and overdrafts, mainly denominated in Japanese yen at December 31, 2002 and 2001, approximated fair value. The weighted average interest rates charged on short-term loans and the overdrafts for the years ended December 31, 2001 and 2002 were 3.8% and 3.5%, respectively.

     Long-term Borrowings

     At January 1, 2001, the Company had available a revolving credit facility pursuant to a facility agreement among Equant, certain of its subsidiaries and a syndicate of 15 banks named therein, entered into on October 23, 1998. The facility agreement provided a $400 unsecured revolving credit facility. The facility agreement had a final maturity on October 23, 2003. The Company and certain of its subsidiaries were able to borrow funds under the facility agreement. The Company (with certain subsidiaries) guaranteed all amounts borrowed under the facility. The Company had drawn down the full amount under the facility agreement as of January 1, 2001. The interest rate was 37.5 basis points above LIBOR. The facility agreement was fully repaid and terminated as a result of the France Telecom Transactions.

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

     At January 1, 2001, Equant’s subsidiary in France had entered into a $20 multi-currency revolving credit and bank guarantee facility available until December 31, 2001. The interest rate applicable to amounts drawn down under the facility was at a variable margin over the applicable inter bank rate. As at January 1, 2001, $17.2 of the facility — mainly denominated in pounds sterling and Euros — was drawn down. The entire amount was repaid in 2001 and the facility was canceled.

     On May 2, 2002, the Company entered into a $250 revolving credit facility agreement and a $50 treasury management agreement with France Telecom. Under the revolving credit facility, France Telecom will make available to the Company a maximum of $250. Drawdowns will be available in a variety of currencies during the period June 3, 2002 until September 30, 2003. Interest will be charged at 120 basis points above the interbank offering rate on the amount drawn down under the facility. The facility will have a final maturity on September 30, 2007. Under the treasury management

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     agreement, France Telecom will make available to the Company a maximum of $50 in a variety of currencies. Interest will be charged at LIBOR plus 40 basis points on the net balance outstanding under the agreement. The terms of the agreement will be subject to renewal on December 31 each year.

     Equant’s subsidiary in Japan has a facility totaling 1 billion Japanese yen ($8.7), of which 0.8 billion Japanese yen ($6.2) was utilized at December 31, 2001 and 2002.

     Equant’s subsidiary in Brazil has a facility totaling 3.4 million Brazilian reals ($0.9), of which 2.7 million Brazilian reals ($0.7) was utilized at December 31, 2002.

     In addition, the Company has on-demand bank lines of credit that are unsecured. The total unutilized element of these facilities at December 31, 2002 amounted to $28.6.

Capital Leases

     The Company leases certain items of Property, plant and equipment under long-term capital leases. At December 31, 2001 and 2002, the present value of minimum lease payments was $3.6 and $1.2, respectively. Future minimum lease payments for assets held under capital lease arrangements at December 31, 2002 are as follows:

2003	$0.5
2004	0.3
2005	0.3
2006	0.1
2007	0.1
2008 and thereafter	0.1

Total minimum lease payments	1.4
Less: amount representing interest	(0.2)

Present value of minimum lease payments	1.2
Less: capital lease obligations included in current portion of long-term debt	(0.5)

Long-term capital lease obligations	$0.7

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

17. Provisions for Liabilities and Charges

     Provisions for liabilities and charges consist of the following:

	At December 31,

	2001	2002

Pension and retirement provisions	$6.9	$18.3
Restructuring and integration	22.6	21.5
Share plan	0.1	—

	$29.6	$39.8

     Movements in these provisions are disclosed in Notes 20, 6 and 21 respectively. Provisions related to Pension and retirement provisions are released over the expected service lives of employees, which are greater than twelve months.

18. Other Non-current Liabilities

     Other non-current liabilities consist of the following:

	At December 31,

	2001	2002

Future services to Radianz (see Notes 15 and 23)	$59.7	$51.2
Long-term deferred revenues	15.7	13.1
Other non-current liabilities	26.4	19.6

	$101.8	$83.9

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

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

     Interest Rate Risk Management

     At December 31, 2001 and 2002, the Company had no interest rate derivative instruments outstanding.

     The Company is not exposed to material interest rate risks as the Company has no material borrowing requirements, and amounts on deposit with France Telecom and third parties bear interest at market rates (Note 23).

     Exchange Risk Management

     The Company enters into forward exchange contracts maturing within one year to hedge certain costs and revenues that are denominated in foreign currencies. These hedging instruments are classified in a consistent manner with the item being hedged. The portion arising from the retranslation of long-term inter-company funding balances is recorded within ‘Cumulative foreign currency translation adjustment’ and amounted to decreases of $6.7, $9.5 and $0.2 in Shareholders’ equity for the years ended December 31, 2000, 2001 and 2002. Foreign exchange gains and losses actually recorded in the Consolidated Statement of Operations for the years ended December 31, 2000, 2001 and 2002, were a net gain of $2.3, a net loss of $6.4 and a net gain of $8.2, respectively.

     The Company had forward exchange contracts outstanding at December 31, 2001 and 2002 in various currencies, principally against U.S. dollars. The Company has recognized the net unrealized losses in its accounts. Gains and losses, based on dealer-quoted prices, from marking these contracts to market are as follows:

		Impact of marking
		contracts to market
	Notional
	amounts	Gains	Losses

Forward exchange contracts at December 31, 2001	$187.8	$1.6	$0.5
Forward exchange contracts at December 31, 2002	$227.0	$—	$3.8

     Fair Value of Financial Instruments

     The carrying amount of Cash and cash equivalents approximates fair value due to the short-term maturities of these instruments. The fair value of foreign currency contracts (used for hedging purposes) was estimated based on quoted market prices at year-end. The fair value of long term debt, including current portion, is estimated based on the current rates offered to the Company for debt of the same maturities.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     The estimated fair values of the Company’s financial instruments at December 31, 2001 and 2002 are as follows:

	At December 31, 2001		At December 31, 2002

	Carrying		Carrying
	amount	Fair value	amount	Fair value

Non-derivatives
Long-term lease receivables	$25.6	$25.6	$4.6	$4.6
Radianz liabilities	$(72.2)	$(72.2)	$(61.3)	$(61.3)
Long-term debt and borrowings	$(4.0)	$(4.0)	$(0.7)	$(0.7)
Derivatives
Forward exchange contracts	$—	$1.1	$—	$(3.8)

     Accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at cost which approximates fair value due to the short-term maturity of these instruments.

     Concentration of Credit Risk

     The Company invests its excess cash in deposits with France Telecom under a centralized cash management program and with major banks throughout the world. When making investments with banks, the Company has a policy that they must have at least an ‘A’ (or equivalent) credit rating. These deposits generally mature within three months and, to date, the Company has not incurred any related losses. Cash deposits held with France Telecom are further described in ‘Related party transactions and cost sharing agreement’, Note 23.

     Concentrations of credit risk, excluding related parties, with respect to trade receivables are limited due to the large number of independent customers comprising the Company’s customer base. Accounts receivable due from related parties are further described in Note 23. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management’s expectations.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

20. Employee Benefits

     Pension Plans

     The Company sponsors various retirement and pension plans including defined benefit and defined contribution schemes that cover the majority of world-wide employees.

     Defined Contribution Plans

     Defined contribution plans cover the majority of Company employees where defined benefit plans are not in operation. In addition, employees in the United States are eligible to participate in a voluntary 401(k) savings plan. The Company matches a percentage of each employee’s contributions. In certain territories the Company contributes a fixed percentage of each employee’s salary based on local requirements in that country. Total Company contributions charged to income for defined contribution plans were $7.4, $9.8 and $13.7 for the years ended December 31, 2000, 2001 and 2002 respectively.

     Defined Benefit Plans

     Plan benefits are primarily based on the employee’s compensation during the last three to five years before retirement and the number of years of service. The three largest defined benefit arrangements at December 31, 2002 were in the United Kingdom, United States and France. The cost to the Company of the defined benefit plans for the years ended December 31, 2000, 2001 and 2002 can be analyzed as follows:

(Cost) / benefit	Years ended December 31,

	2000	2001	2002

Service cost for benefits earned during year	$(4.3)	$(8.1)	$(10.2)
Interest cost on projected benefits	(1.3)	(4.1)	(5.6)
Expected return on plan assets	2.0	3.7	5.6
Recognized actuarial (gain)/loss	—	—	(0.4)
Net amortization and deferral	—	—	(0.7)

Net periodic pension costs	$(3.6)	$(8.5)	$(11.3)

     The following assumptions were utilized in determining the funded status of the Company’s defined benefit pension plans:

	Years ended December 31,

	2000	2001	2002

Weighted average discount rate	5.88%	5.70%	5.52%
Weighted average rate of compensation increase	4.69%	3.30%	3.44%
Expected long-term rate of return	7.78%	8.20%	8.06%

     The changes in the actuarial assumptions reflect movements in interest rates, salary increases, and expected rates of return in the respective local countries where the defined benefit plans reside. These assumptions are used in the actuarial calculation of the benefit obligation and components of the net periodic pension cost for the following year.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     The status of the Company’s post-retirement benefit plans, both funded and unfunded, at December 31, 2001 and 2002 is reported in the tables below.

	Years ended December 31,

	2001	2002

Benefit obligation at beginning of year	$(34.9)	$(84.4)
Service cost	(8.1)	(10.2)
Interest cost	(4.1)	(5.6)
Employees’ contributions	(2.4)	(2.8)
Acquisition	(43.1)	(7.8)
Actuarial increase/(decrease)	6.0	(10.4)
Benefits paid	3.0	4.2
Currency translation adjustment	1.9	(9.8)
Other	(2.7)	—

Actuarial present value of benefit obligation at end of year	$(84.4)	$(126.8)

	Years ended December 31,

	2001	2002

Fair value of plan assets at beginning of year	$28.7	$58.5
Actual return on plan assets	(6.1)	(7.4)
Employer’s contributions	5.4	10.7
Employees’ contributions	2.4	2.8
Acquisition	29.6	0.1
Benefits paid	(3.0)	(4.2)
Currency translation adjustment	(1.0)	5.6
Other	2.5	—

Fair value of plan assets at end of year	$58.5	$66.1

     The increase in the benefit obligation and the net periodic pension cost for the fiscal year ending December 31, 2002 is mainly attributable to the impact of the transfer of the LNO group in France and Belgium and poor investment experience on plan assets in the year.

     The funded status of the defined benefit plans and amounts recognized in the consolidated balance sheets consist of the following:

	At December 31,

	2001	2002

Funded status	$(25.9)	$(60.7)
Unrecognized net asset	—	(0.3)
Unamortized prior service cost	2.2	2.3
Unrecognized net actuarial loss	14.0	32.2

Net defined benefit pension accrued liability	$(9.7)	$(26.5)

     In the years ended December 31, 2001 and 2002, the return on plan assets in the UK has not met the assumptions used by the actuaries. Under French GAAP, the difference between the minimum liability and the funded status has not been recognized in the balance sheet, and will be recognized in the income statement over the expected service lives of employees. The amounts not recognized amounted to $3.9 and $12.3 at December 31, 2001 and 2002, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Other Programs

     As required in most European countries by labor legislation, an accrual for end of service indemnities has been provided for a portion of employees’ annual salaries, indexed for inflation. At December 31, 2001 and 2002, the indemnity accruals were $3.0 and $2.7 respectively. The total charge to income during the years ended December 31, 2000, 2001 and 2002 were $2.0, $0.7 and $1.0, respectively. The expected cost of such agreements is accrued over the period of the expected employee service based on actuarial assumptions.

     Other Post-retirement Benefit Plans

     As a result of the acquisition of Global One, the Company has assumed a number of unfunded post-retirement benefit plans. At December 31, 2001 these covered 840 employees in the United States and the accrued benefit liability was $1.4. At December 31, 2002 these covered 70 employees in the United States and the accrued benefit liability was $0.3.

     The unrecognized net loss at December 31, 2001 and 2002 was $0.4 and $0.1 respectively. The charge in the Consolidated Statement of Operations for the years ended December 31, 2001 and 2002 in respect of these plans was $0.1 and $0.1 respectively.

     Amounts Recognized in the Balance Sheet

     A reconciliation of the employee benefits shown above to the balance sheet is shown below:

	At December 31,

	2001	2002

End of service accrual	$3.0	$2.7
Unfunded post retirement benefit plans	1.4	0.3
Accrued liability for defined benefit obligation	9.7	26.5

	$14.1	$29.5

	At December 31,

	2001	2002

Short-term employee liabilities	$7.2	$11.2
Provisions for liabilities and charges (see Note 17)	6.9	18.3

	$14.1	$29.5

     Compensation of the Members of the Supervisory Board and Management Board

     The aggregate amount of compensation paid to members of the Supervisory Board of the Company, as a result of their position on that Board and excluding reimbursement of expenses incidental to their attendance at such Board meetings, amounted to $0.6, $0.5 and $0.3 in the years ended December 31, 2000, 2001 and 2002, respectively.

     Members of the Management Board of the Company receive no incremental compensation as a result of their position on that Board, other than reimbursement of expenses incidental to their attendance at such Board meetings. A portion of their remuneration is payable and subject to taxation in The Netherlands.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

21.	Stock-based Compensation

     Employee Share Award Plan

     Background

     Under the terms of an agreement between SITA and the Company, 850,000 certificates in the SITA Foundation (which was, until the France Telecom Transactions, the largest holder of ordinary shares in the Company), were transferred to an Employee Trust for the benefit of eligible employees of SITA, the SITA Equant network Joint Venture, the Company and their respective subsidiary companies (the ‘Participating Employers’). Each certificate represents the right to obtain 20 ordinary shares. The independent trustees of the SITA / Equant Employee Trust are empowered to use these certificates under the Deferred Share Award Plan (the ‘Award Plan’) for the granting of Ordinary and Discretionary Awards.

     All permanent employees who work on a full-time or part-time basis are eligible to participate, subject to being employed by one of the Participating Employers on the eligibility date.

     The award of certificates to eligible employees is free of charge. The number of certificates included in Ordinary Awards to each eligible employee is calculated as a proportion of his/her annual salary to the total annual salary cost of all Participating Employers at each award date. The selection of participants and the number of certificates or shares for the grant of Discretionary Awards is discretionary. In the case of Discretionary Awards, the Employee Trust retains the right to the first U.S.$77.78 per certificate (where the certificate represents the right to obtain twenty ordinary shares) or share of the ultimate sale proceeds of each certificate or share.

     In general, the vesting of both Ordinary Awards and Discretionary Awards requires certificates either to convert into shares, or become transferable, both of which were firstly contingent upon the Company attaining an IPO, and then upon exercise of the discretion of the Board of the SITA Foundation. Full vesting also requires that at least three years have passed from the relevant Eligibility Date (unless this vesting period is reduced by the trustees of the Employee Trust) during which time those granted awards must remain with the Participating Employers. The life of the awards is ten years.

     On June 29, 2001, all awards with eligibility dates of November 30, 1997 and November 30, 1998 (Awards 3 and 4 Ordinary and Discretionary Awards) were subject to vesting as a result of the completion of the France Telecom Transactions. As a result of these transactions the SITA Foundation sold the Equant shares that related to the unvested awards from the SITA / Equant Employee Trust prior to June 29, 2001 (8.5 million Equant shares) to France Telecom in exchange for France Telecom shares. Every 2.2 Equant shares were exchanged for 1 France Telecom share. In the case of Discretionary France Telecom shares, the Employee Trust retains the right to the first U.S.$8.556 (or Euro equivalent) per share of the ultimate sale proceeds of each share.

     On November 15, 2001, as a result of the closing of the France Telecom Transactions, Equant and SITA terminated the SITA / Equant Employee Trust and established their own company specific employee trusts to govern the disposition of all Awards granted after November 30, 1998. Coincident with the formation of the Equant Employee Trust, the Company resolved to vest all Awards granted between December 1, 1998 and December 31, 2000.

     On December 21, 2001, as a result of a Management Board resolution an Award of 40,000 Equant Discretionary shares, granted on January 17, 2001, was subject to early vesting.

     At December 31, 2002, the Equant Employee Trust held 568,586 shares in France Telecom, 36,116 shares in Equant N.V. and $4.9 of cash. These assets are held for the benefit of eligible employees.

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Shares Granted since November 30, 1998

     In 1999, a further 1,300 Discretionary Awards were awarded to existing and at hire employees. The grant date and fair value per share of these awards ranged from September 13, 1999 at a fair value of U.S.$82.00 to December 7, 1999 at a fair value of U.S.$97.81. These shares vested in November 2001.

     In 2000, a further 9,625 Discretionary Awards were awarded to existing and at hire employees. The grant date and fair value per share of these awards ranged from February 22, 2000 at a fair value of U.S.$116.75 to December 7, 2000 at a fair value of U.S.$29.88. These shares vested in November 2001.

     In 2001, a further 58,910 Equant Discretionary shares were awarded to existing and at hire employees. The grant date and fair value per share of these awards ranged from January 17, 2001 at a fair value of U.S.$30.50 to September 12, 2001 at a fair value of U.S.$11.20. Of these 58,910 shares granted a total of 40,410 vested during the year leaving a balance of 18,500 shares unvested. These have now been converted to the equivalent number of unvested France Telecom shares of approximately 8,409 unvested France Telecom shares.

     Unvested Awards as at December 31, 2001

     In addition to the 8,409 France Telecom shares granted above, a further 28,034 France Telecom shares in respect of LNO groups that SITA has transferred to the Company remained unvested. Therefore, as at December 31, 2001, a total of 36,443 France Telecom shares granted to eligible employees of Equant remained unvested.

     Unvested Awards as at December 31, 2002

     As at December 31, 2002 a total of 79,421 France Telecom shares granted to eligible employees of the Equant Group remain unvested. This represents an increase of 42,978 France Telecom shares in respect of LNO groups that SITA transferred to Equant during 2002.

     Share Option Plan

     The Company adopted a Share Option Plan (the ‘Option Plan’) in June 1998. The Option Plan provided that the Company may grant options and restricted share awards covering up to 5 per cent of its shares outstanding after the IPO. As of December 31, 2002 the Company has granted options and awards under the Option Plan covering 11,651,268 shares at exercise prices ranging from $2.54 to $117.81 and vesting periods from July 21, 2000 to October 23, 2006. The first of these grants was made effective July 21, 1998 to all eligible employees at an exercise price of $27.00 (the IPO price). Since then, the Company has granted further options to its employees, including its managing directors and other executive officers, and its supervising directors. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of the Company’s shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of LNO groups that SITA transfers to the Company or of any business the Company acquires, the exercise price for options granted is generally set during a specific period. In certain circumstances the exercise price may be specified within the terms of the hiring agreement for a newly hired employee.

     In some countries, the Company has adopted a phantom plan rather than an actual share option plan. The phantom plan is designed to approximate for certain Company employees the incentives of owning share options without involving the actual transfer of options or shares.

     On May 25, 2001 the Company offered to purchase outstanding options (‘Option Buyback’) that were granted under the ‘Option Plan’ on or before November 19, 2000 with an exercise price greater than or equal to $88.00 per share in exchange for a cash payment of $2.00 per option. This was subject to the completion of the France Telecom transaction, which occurred on June 29, 2001. As a result of the ‘Option Buyback’ the Company paid $1.9 to employees in respect of 947,153 options and 10,731 phantom options during the year ended December 31, 2001.

     On June 29, 2001 all options and restricted shares that were granted under the ‘Option Plan’ on or before November 19, 2000 were subject to accelerated vesting as a result of the completion of the France Telecom transaction. This resulted in a payment of $0.5 of social charges by the Company during the year ended December 31, 2001.

     On March 27, 2002 the Company awarded 25,000 restricted shares to a member of the management team. These awards are included in the total granted options and awards covering 11,651,268 shares as described above.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     The table below provides details of unexercised options granted and weighted average exercise price as of December 31, 2000, 2001 and 2002.

			Weighted
			Average
	Number of		Exercise
	shares		Price

Unexercised options granted — December 31, 2000	4,598,694	U.S	$49.35
Options Granted
At Exercise Price Range of U.S.$nil to U.S.$50.00	233,809	U.S	$15.58
Options exercised	(528,246)		0.06
Options forfeited
At Exercise Price Range of U.S.$nil to U.S.$50.00	(160,746)		26.11
At Exercise Price Range of U.S.$50.01 to U.S.$100.00	(981,753)		90.09
At Exercise Price Range of U.S.$100.01 to U.S.$150.00	(32,961)		106.51

Total options forfeited in year	(1,175,460)		81.80

Unexercised options granted — December 31, 2001	3,128,797	U.S	$42.96

Options granted
At Exercise Price Range of U.S.$nil to U.S.$50.00	6,512,698	U.S	$13.49
Options exercised	(4,908)		—
Options forfeited
At Exercise Price Range of U.S.$nil to U.S.$50.00	(899,284)		32.72
At Exercise Price Range of U.S.$50.01 to U.S.$100.00	(79,697)		85.10
At Exercise Price Range of U.S.$100.01 to U.S.$150.00	(1,964)		107.78

Total options forfeited in year	(980,945)		37.13

Unexercised options granted — December 31, 2002	8,655,642	U.S	$21.47

     The exercise dates of the number of options outstanding at December 31, 2002 are as follows:

At December 31, 2002	2,187,826
2003	2,032,799
2004	2,033,284
2005	2,024,344
2006	377,389
2007	—

8,655,642

     Of the options exercised in 2002, 4,908 related to the early vesting of restricted shares. Of the options exercised in 2001, 527,020 related to the early vesting of restricted shares. Of the options forfeited in 2001, 947,153 related to the Option Buyback.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Amounts Expensed

     The Company will pay social security contributions and other charges related to the Share Awards and Share Option Plans in the years in which the awards vest or the options are exercised. These contributions and charges will depend on various factors, including the employees’ tax jurisdiction, local laws in these countries and the share price at the time of vesting. The social charges credit totaling $9.9 million in the year ended December 31, 2002 is due to the receipt of $9.8 from the settlement of litigation in regards to social charges and the release of a $0.1 surplus provision as a result of the actual share price at the date of vesting being lower than the estimated fair value of December 31, 2001.

	Liability at				Liability at
	December	Additions /	Reserves		December
	31, 2001	(releases)	Utilized	Other	31, 2002

Social charges	$0.1	$(0.1)	$—	$—	$—
Option buyback	—	—	—	—	—

	$0.1	$(0.1)	$—	$—	$—

22.	Contingent Liabilities and Commitments

     Set out below is a summary of Contingent liabilities and commitments at December 31, 2002:

		Timing of obligation / commercial commitment

	Note	Less than	One to five	More than
	reference	one year	years	five years	Total
Contractual commitments
Long-term debt	16	$6.9	$—	$—	$6.9
Capital lease commitments	16	0.5	0.8	0.1	1.4
Operating lease commitments	22	768.4	726.5	247.8	1,742.7
Irrevocable purchase commitments	22	34.4	19.2	—	53.6
Commitments to SITA in respect of the network	23	—	—	—	—
Other long-term commitments	n/a	—	—	—	—

Total		$810.2	$746.5	$247.9	$1,804.6
Other commercial commitments
Credit lines	16	$88.2	$250.0	$—	$338.2
Letters of credit	n/a	—	—	—	—
Guarantees	22	4.5	—	—	4.5
Repurchase obligations	n/a	—	—	—	—
Defined benefit schemes	20	—	—	60.7	60.7
Radianz commitments	15	12.5	50.0	31.2	93.7
Radianz cost savings	22	—	—	—	—
Other commercial commitments	n/a	—	—	—	—

Total		$105.2	$300.0	$91.9	$497.1

     Operating Lease Commitments

     Operating lease expense for office space, equipment and motor vehicles, amounted to approximately $41.9, $101.9 and $156.9 in the years ended December 31, 2000, 2001 and 2002 respectively. Operating lease expense for circuits and Operating and maintenance obligations on IRU contracts, amounted to approximately $926.0 and $1001.6 in the years ended December 31, 2001 and 2002 respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     At December 31, 2002, the approximate future minimum lease payments under non-cancelable operating leases are as follows:

	Office space,	IRU operating
	equipment and	and maintenance	Circuit
	motor vehicles	commitments	leases	Total

2003	$96.5	$7.7	$664.2	$768.4
2004	79.6	8.2	183.0	270.8
2005	72.9	8.1	150.0	231.0
2006	65.1	7.7	87.1	159.9
2007	57.3	7.5	—	64.8
2008 and thereafter	204.8	43.0	—	247.8

	$576.2	$82.2	$1,084.3	$1,742.7

     Access circuit leases which account for over 60% of circuit lease expense, are usually entered into solely to support specific customer contracts and therefore the financial risks associated with these leases are specifically mitigated by offsetting revenues from the customer contracts. Furthermore, historically the Company has been able to exchange Access circuit leases for alternative routes with the same supplier without incurring penalties. The financial risks associated with the IRU commitments and Other circuit leases are expected to be offset by long term customer contracts for at least the next three years.

     Of the Company’s total Cash and cash equivalents at December 31, 2001 and 2002 $0.3 and $3.5, respectively, related to restricted cash. These amounts relate primarily to commitments provided to third party for facilities rental agreements.

     Irrevocable purchase commitments

     In the ordinary course of business the Company enters into purchase contracts with network equipment manufacturers and into supply contracts with suppliers. Management believes that there is no significant risk of financial loss from these contracts.

     The Company has entered into commitments lasting over one year to purchase IRUs that will result in payments by the Company of $34.4 and $19.2 in the years ended December 31, 2003 and 2004, respectively. Of these IRU purchase commitments, $29.2 and $19.2 relating to the years ended December 31, 2003 and 2004, respectively, are purchase commitments with France Telecom.

     Defined Benefit Pension Schemes

     As described in Note 20, the Company sponsors defined benefit pension schemes in a number of countries. At December 31, 2001 and 2002, the present value of the Company’s obligations exceeded the fair value of plan assets by $25.9 and $60.7, respectively.

     Contingent Liabilities

     The Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management does not believe that there are currently any asserted or unasserted claims that will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     The agreement with Radianz obligates the Company to migrate portions of the Radianz backbone network onto the Company’s own network by July 2003. The Company has agreed to deliver cost savings on the operation of the migrated network. The Company is required to compensate Reuters if the cost saving targets are not met. It is not possible to quantify this contingent liability. The Company is in negotiation with Reuters regarding the technical requirements of the Reuters applications as these applications prevent this cost saving commitment being achieved.

     The Company and its subsidiaries have provided guarantees to non-consolidated entities, totaling $4.3 and $4.5 at December 31, 2001 and 2002, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

23.	Related Party Transactions and Cost Sharing Agreement

     SITA + SITA Equant network Joint Venture

     The Company held a 50% interest in the SITA Equant network Joint Venture (the ‘Joint Venture’), a co-operative registered in Belgium, in which SITA, also registered in Belgium, held the remaining 50% interest. Under a separate agreement, the Company and SITA shared the costs of the jointly owned and operated telecommunications network according to an agreed formula linked to network usage. The cost sharing arrangement had been applied from January 1, 1996. Under the agreement, the Company funded future expansion of this common network on the basis of an annual jointly agreed budget. SITA also provided various services to the Company, which included the provision of technical services, equipment purchases, secondment of staff and provision of office space.

     The Company recorded its allocated share of the Joint Venture network costs in the Consolidated Statement of Operations. The Joint Venture network costs included network circuits and the related costs, and also equipment and maintenance costs, personnel costs and costs of central services (including the SITA Equant network Joint Venture management, product development, bookkeeping and accounting functions). The Joint Venture network costs were incurred by Equant, SITA and the Joint Venture and until June 29, 2001 each parent party was allocated its share according to the cost sharing formula set out in the Joint Venture agreement, or by negotiated agreement. Non-Joint Venture costs included access circuits, the costs of customer premises equipment, selling costs and general and administrative costs. The Joint Venture network costs did not include Share plan. For the year ended December 31, 2000 and the period ended June 29, 2001, the Company’s total network cost was $498 and $187 respectively, of which $272 and $168 respectively was the Company’s share of the Joint Venture network costs.

     As a result of the France Telecom Transactions, Equant and SITA terminated the existing SITA Equant network Joint Venture and replaced it with a series of new agreements (see Note 1). The resultant relationship is one where Equant assumed operational control and management of the network and now provides telecommunications services to SITA to support the air transport community.

     Under the revised agreements with SITA that came into effect on June 29, 2001 the Company is responsible for operating and managing the network. However, in certain countries SITA continues to operate the network locally. The Company is charged all the costs of operating in such countries by SITA. SITA will continue to operate locally in certain countries until the Company can assume full ownership of all of the local network assets. The Company will assume ownership as soon as it becomes possible in each of the affected countries (see Note 5). The Company invoices SITA for use of the Company’s global network. For the period from July 1, 2001 to June 30, 2003, the invoicing to SITA is subject to minimum revenue commitments.

     In the normal course of business, the Company engages in transactions with SITA. The Company received revenues from SITA for providing goods and services to its customers of $442.1, $654.0 and $714.0 for the years ended December 31, 2000, 2001 and 2002 respectively. The Company was also charged $279.3, $512.8 and $475.2, respectively, related to goods and services provided by SITA in the years ended December 31 2000, 2001 and 2002.

     Trade receivables from SITA at December 31, 2001 and 2002 were $297.4 and $188.0 respectively. In addition, at December 31, 2000, $10.8 had been pre-paid by the Company to SITA in respect of circuit costs for 2001. Trade payables to SITA at December 31, 2001 and 2002 were $235.9 and $109.6, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Radianz and Reuters

     As described in Note 15, on February 3, 2000, the Company set up a joint venture with Reuters called Radianz. Equant contributed approximately $225 in cash at the incorporation of the joint venture, in June 2000. In addition, Equant has agreed to provide approximately $125 in services to Radianz over a period of up to ten years, of which $6.3, $12.5 and $12.5 were provided during the years ended December 2000, 2001 and 2002, respectively. At December 31, 2001 and 2002, the Company has recorded the net present value of the outstanding liability totaling $72.2 and $61.3, respectively, of which $59.7 and $51.2, respectively, is the long term element reported within ‘Other non-current liabilities’.

     In the normal course of business, the Company earned revenues from Radianz for providing core-bandwidth and other network and integration services totaling approximately $39.7, $85.2 and $109.4 during the years ended December 31, 2000, 2001 and 2002, respectively.

     Trade receivables from Radianz at December 31, 2001 and 2002 were approximately $67.0 and $37.0, respectively.

     In the normal course of business, the Company earned revenues from the Reuters Group of companies for providing network services totaling approximately $4.5 and $3.9 during the years ended December 31, 2001 and 2002. The Company was also charged $45.6 and $60.4 by Reuters in the years ended December 31, 2001 and 2002 related to the costs of network transmission capacity which has yet to be migrated over to the Company’s network. These costs are included in the revenue of $85.2 and $109.4 charged to Radianz during the years ended December 31, 2001 and 2002.

     France Telecom

     In 2001 the Company acquired Global One from France Telecom, and receives reimbursement for Restructuring and integration expenses (see Notes 1, 5 and 6). The Company also entered into trading transactions with France Telecom during the year ended December 31, 2002, which are set out below:

	Income		Expense

	Amount	Classification	Amount	Classification

Commercial relationships with respect to end user customers and the network
Equant sales to France Telecom	$296.3	Revenue	— Not applicable —
France Telecom sales to Equant	— Not applicable —		$221.2	Cost of Services
Ancillary support services with respect to the network	$65.0	Other income	— Not applicable —
Switched voice services	$131.1	Other income	— Not applicable —
Pre-paid and Post-paid calling cards and voice carrier services	$65.3	Shown net	$65.3	Shown net

     Commercial Relationships between the Company and France Telecom with Respect to End User Customers and the Network

     On June 29, 2001, the Company and France Telecom, through its France-based subsidiary, Transpac S.A. (‘Transpac’), entered into numerous agreements, three of which (Umbrella, Affiliation and Reseller) together govern the commercial relationship between the Company and France Telecom in France. These agreements establish the terms and conditions that govern the joint business planning and monitoring process between the Company and Transpac as well as the sale and support of each other’s products and services (except voice carrier and calling card services) in their respective markets. Transpac has agreed to minimum revenue guarantees to the Company of $185 for 2003. Revenues from these sales will be included in revenues as accrued. For 2004 and subsequent years the minimum revenue guarantees will be negotiated between the parties. Various ancillary agreements establish the terms and conditions for support services including trademark licensing and product development. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of the Company’s outstanding shares.

     France Telecom supplies transmission capacity and IP services to the Company in certain geographic regions where France Telecom has competitive prices and services. The Company provides transmission capacity and IP services to France Telecom in countries where France Telecom does not have a presence. Pricing for these services is based on market price.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Ancillary support services with Respect to the Network

     The Company may also supply ancillary support services on a cost recovery basis. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of the Company’s outstanding shares. Revenues for these ancillary support services are included within ‘Other operating income’.

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

     Calling Cards and Voice Carrier Services

     The Company acts as France Telecom’s agent on a limited risk basis for its pre-paid and post-paid calling cards in various countries. The Company is also the distributor for France Telecom’s voice carrier business outside France. In light of this limited risk to the Company of providing these services, the Company earns a fee of 0.5 percent. The amounts invoiced are passed through to France Telecom less the Company’s fees. In view of the limited risk the revenues from this activity of $51.3 and $65.3 for the years ended December 31, 2001 and 2002, respectively, are netted against costs. Both of these commercial relationships derive from distribution agreements originally executed by France Telecom and Global One. Agreements in most of the countries should terminate by June 2003.

     Trade receivables from France Telecom at December 31, 2001 and 2002 were $324.0 and $356.5, respectively. Trade payables to France Telecom at December 31, 2001 and 2002 were $215.5 and $235.0, respectively.

     At December 31, 2001 and 2002, respectively, the Company had deposited $237.5 and $307.8, of surplus funds with France Telecom under a centralized cash management program. These funds bear interest at market rates and are repayable on demand by the Company. Interest earned on amounts on deposit with France Telecom totaled $5.6 and $3.8 in the years ended December 31, 2001 and 2002, respectively.

     Other Related Party Transactions

     Included in ‘Accounts receivable’ at December 31, 2001 was a receivable from a former Management Board member of $0.4 due to taxes paid on his behalf following his departure from the Company ($nil at December 31, 2002).

     In 2001, the Company generated revenue from iPass, Tripeze and STSN of $3.3, $nil and $1.0 respectively. Accounts receivable from these companies at December 31, 2001 were $0.3, $nil and $0.9, respectively.

     In 2002, the Company generated revenue from iPass, Tripeze and STSN of $4.1, $nil and $0.5 respectively. Accounts receivable from these companies at December 31, 2002 were $nil, $nil and $0.3, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

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

     Revenues by Lines of Business

	Years ended December 31,

	2000	2001	2002

Network Services	$717.0	$1,258.5	$1,567.1
Integration Services	434.7	447.1	453.4
Other services	10.3	142.3	238.9
SITA network contract	311.4	542.8	713.7

	$1,473.4	$2,390.7	$2,973.1

     Geographic Information

     The following table presents revenue by country, based on country of invoice origin, and Long-lived assets by country, based on the location of the assets:

		The	United	United	Other
	Ireland	Netherlands	States	Kingdom	countries	Total

December 31, 2002
Revenues from external customers	$1,079.7	$20.6	$608.0	$576.5	$688.3	$2,973.1
Long-lived assets (1)	$4.6	$92.5	$262.6	$157.9	$788.7	$1,306.3
December 31, 2001
Revenues from external customers	$573.0	$52.7	$636.5	$609.8	$518.7	$2,390.7
Long-lived assets (1)	$12.3	$152.6	$339.4	$183.2	$703.0	$1,390.5
December 31, 2000
Revenues from external customers	$68.5	$88.1	$528.7	$455.7	$332.4	$1,473.4
Long-lived assets (1)	$3.8	$155.2	$115.2	$111.8	$279.7	$665.7

(1)	Long-lived assets are defined as Property, plant and Equipment and IRUs.

     The Company is in the process of centralizing the invoicing of global customers, including SITA, in Ireland.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

24.	Segmental Information (continued)

     Reliance on Major Customers

     The following table presents sales of services and products to major customers:

		France
	SITA	Telecom (1)	Other	Total

December 31, 2002	$714.0	$296.3	$1,962.8	$2,973.1
As a percentage of total revenues	24.0%	10.0%	66.0%
December 31, 2001	$654.0	$134.7	$1,602.0	$2,390.7
As a percentage of total revenues	27.4%	5.6%	67.0%
December 31, 2000	$442.1	$—	$1,031.3	$1,473.4
As a percentage of total revenues	30.0%	0.0%	70.0%

(1)	Revenues from France Telecom in 2001 are for the period from June 29 to December 31, 2001.

25.	Minority interests

     Changes in minority interests are as follows:

	Years ended December 31,

	2001	2002

Balance at beginning of the year	$0.4	$0.4
Charge for the year	0.6	0.7
Other changes	(0.6)	(0.4)

Balance at end of the year	$0.4	$0.7

     Other changes in the year ended December 31, 2001 include the acquisition of Global One subsidiaries that were not wholly owned.

26.	Shareholders’ Equity

     Authorized Share Capital

     The composition of authorized and issued share capital as at December 31, 2002 is as follows:

	Nominal value	Number of shares		Issued and fully paid
	per share			share capital

	EURO	Authorized	Issued	EURO '000	USD '000

Ordinary shares	0.01	989,000,000	282,709,057	2,827	3,257
Convertible Preference shares	0.01	11,000,000	10,000,000	100	85

     During the year ended December 31, 2001, the composition of the share capital was changed as follows: the denomination of the share capital was changed to Euros resulting in ordinary shares with a nominal value of NLG 0.02 being converted to shares with a nominal value of Euro 0.01; the Company increased the authorized share capital by 469 million ordinary shares and 11 million preference shares; and the Company issued 80,617,348 ordinary shares and 10 million convertible preference shares to Atlas as a part of the France Telecom Transactions. On June 29, 2006, the fifth anniversary of their issue, the preference shares will automatically convert into ordinary shares.

     During the year ended December 31, 2002, the Company issued 4,908 ordinary shares, relating to the vesting of restricted shares.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Under the Articles of Association of the Company, if preference shares are outstanding on the date of termination of the Company, all that remains after paying all debts of the terminated company will be divided equally amongst all shareholders, based on the number of shares held at that time, regardless of the type of shares.

     Statutory Reserves

     In certain countries in which the Company operates, the local regulations require a proportion of the net earnings to be classified as statutory reserves. Where this is applicable, accumulated reserves have been set aside at the stipulated rate. These reserves are for the most part not available for distribution, except on closure of operations.

27.	Subsequent Events

     There have been no events subsequent to December 31, 2002, which require disclosure in these Financial Statements

28.	Publicly available Financial Information

     The Company files financial information with the Securities and Exchange Commission in the United States on form 20-F. A copy of this document can be obtained from the Company’s website, ‘www.equant.com’.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

29.	List of Subsidiaries and Affiliates

     The main changes in the scope of consolidation in 2002 are stated in Note 5. The subsidiaries and affiliates of the Company at December 31, 2002 are stated below:

     Fully Consolidated Subsidiaries

Country	Name of Company	Control	Interest

Argentina	Equant Argentina S.A.	100%	100%
Austria	Equant Austria Telekommunikations Dienste GmbH	100%	100%
Belgium	Global One Communications S.A.	100%	100%
Bermuda	Equant (Bermuda) Ltd.	100%	100%
Bermuda	Equant (Bermuda) II Ltd.	100%	100%
Brazil	Equant Holding Brasil Ltda	100%	100%
Brazil	Equant Integration Services, Ltda.	100%	100%
Brazil	Global One Comunicacoes, Ltda.	100%	100%
British West Indies	Equant Proton Holdings Ltd.	100%	100%
Bulgaria	Equant Bulgaria Ltd.	100%	100%
Canada	Equant Canada, Inc.	100%	100%
Chile	Equant Chile S.A.	100%	100%
China	‘Equant Ltd’ (Chinese Name : Yu Guang)	100%	100%
Colombia	Equant de Colombia	100%	94%
Colombia	Global One Communications S.A.	100%	100%
Cyprus	Equant Telecomunications Cyprus Ltd.	100%	100%
Czech Republic	Equant Czech Republic s.r.o	100%	100%
Denmark	Equant Denmark A/S	100%	100%
Egypt	Equant Egypt	100%	57.5%
El Salvador	Equant El Salvador, S.A. de C.V.	100%	100%
Finland	Equant Finland OY	100%	100%
France	Equant S.A.	100%	100%
France	Equant Telecommunications S.A.	100%	100%
France	Equant Holdings France S.A.S	100%	100%
France	Global One Communications S.A.	100%	94%
Germany	Equant Germany GmbH	100%	100%
Ghana	Equant Ghana Ltd.	100%	100%
Gibraltar	Equant Gibraltar Ltd.	100%	100%
Greece	Equant Telecomunications, Hellas S.A.	100%	100%
Guam	Equant Guam LLC	100%	100%
Guatemala	Equant , S.A. de C.V.	100%	100%
Honduras	Equant Honduras S.A.	100%	100%
Hong Kong	Equant Integration Services Limited	100%	100%
Hong Kong	Equant Hong Kong, Ltd.	100%	100%
Hungary	Equant Hungary Telecommunications Services Ltd.	100%	100%
Iceland	Equant Iceland Ehf	100%	100%
India	Equant India Pte. Ltd.	100%	100%
India	Global One Private (India) Ltd.	100%	99.99%
Indonesia	Global One Communications Ltd.	100%	100%
Ireland	Equant Network Services International Ltd.	100%	100%
Ireland	Equant Network Systems Ltd.	100%	100%
Ireland	Global One Communications Limited	100%	100%
Israel	Global One (Telecommunications World Group) Ltd.	100%	100%
Italy	Global One Communications SpA	100%	100%
Japan	Equant Co. Ltd.	100%	100%
Korea	Equant Network Services (Korea) Ltd.	100%	100%
Korea	Equant Integration Services Co. Ltd.	100%	100%
Latvia	Equant Latvia Ltd.	100%	100%
Luxembourg	Equant S.A.	100%	100%
Malaysia	Equant Services (Malaysia) Sdn. Bhd	100%	100%
Malaysia	Equant Integration Services Sdn. Bhd	100%	99.99%
Malaysia	Equant Malaysia Sdn. Bhd	100%	30%
Mauritius	Equant Mauritius Holdings Ltd.	100%	100%
Mexico	Equant S.A. de C.V.	100%	99.9%

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

29.	List of Subsidiaries and Affiliates (continued)

     Fully Consolidated Subsidiaries (continued)

Country	Name of Company	Control	Interest

Mexico	Equant Mexico S.A. de CV	100%	98%
Mexico	Equant Holdings Mexico S.A. de CV	100%	100%
Mexico	Equant Operations Mexico S.A. de C.V.	100%	99.99%
Morocco	Equant Morocco Inc	100%	100%
The Netherlands	Equant Finance B.V	100%	100%
The Netherlands	EGN B.V	100%	100%
The Netherlands	Equant European Networks B.V	100%	100%
The Netherlands	Equant Netherlands B.V	100%	100%
The Netherlands	NOVUS International B.V	100%	100%
Norway	Equant Norway A.S	100%	100%
Panama	Equant Panama Inc.	100%	100%
Peru	Equant Peru, S.A.	100%	100%
Poland	Equant Poland Sp.z.o.o	100%	100%
Poland	Equant Communications Poland Sp.z.o.o	100%	100%
Portugal	Global One Communicaçoes S.A.	100%	99%
Puerto Rico	Equant Puerto Rico	100%	100%
Romania	Equant Romania S.A.	100%	99.5%
Russia	Equant LLC	51%	51%
Russia	Equant O.O.O	100%	100%
Russia	Global One Networks JSC	100%	100%
Russia	Equant JSC	79.8%	79.8%
Saudi Arabia	Equant Co. Ltd. Saudi Arabia	100%	100%
Singapore	Equant Pte. Ltd.	100%	100%
Singapore	Equant Integration Services Pte. Ltd.	100%	100%
Slovak Republic	Equant Slovakia s.r.o	100%	100%
South Africa	Equant South Africa Pty. Ltd.	100%	100%
Spain	Equant Spain S.A.U	100%	100%
Sweden	Equant Sweden A.B	100%	100%
Sweden	F.T. Nordphone A.B	100%	100%
Switzerland	Equant Integration Services S.A.	100%	99.7%
Switzerland	Equant (Switzerland) S.A.	100%	100%
Switzerland	Equant Communications Service S.A.	100%	100%
Switzerland	Lablaq S.A	100%	100%
Tanzania	Equant Tanzania Ltd.	100%	100%
Thailand	Equant Integration Services Co. Ltd.	100%	30%
Thailand	Equant (Thailand) Ltd.	100%	99.9%
Turkey	Equant Telekomünikasyon Ltd. Sirkati	100%	99.9%
Ukraine	Equant Ukraine Ltd.	100%	100%
UK	Equant Holdings UK Ltd.	100%	100%
UK	Equant Security Services Ltd.	100%	100%
UK	Equant Network Services Ltd.	100%	100%
UK	Equant Network Services (Europe) Ltd.	100%	100%
UK	Equant Integration Services, Ltd.	100%	100%
UK	Equant UK Ltd.	100%	100%
UK	Global One Communications Holding Ltd.	100%	100%
UK	Global One Communications Operations	100%	100%
UK	Global One Communications Ltd.	100%	100%
UK	Global One Communications Services	100%	100%
UK	Global One (UK) Limited	100%	100%
UK	UK SPC	100%	100%

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

29.	List of Subsidiaries and Affiliates (continued)

     Fully Consolidated Subsidiaries (continued)

Country	Name of Company	Control	Interest

US	Equant Holdings U.S., Inc.	100%	100%
UK	Equant Network Services International Corp.	100%	100%
US	Equant Inc.	100%	100%
US	Global One Communications Central America Inc.	100%	100%
US	Global One Communications East, Inc.	100%	100%
US	Global One Communications Technical Operation & Management Services Co.	100%	100%
US	Global One Communications Services, Inc.	100%	100%
US	Global One Communications (Australia), Ltd.	100%	100%
US	Global One Communications (New Zealand) Ltd.	100%	100%
Uruguay	Equant Telecommunications Uruguay S.A.	100%	100%
Uzbekistan	Equant Global Networks Uzbekistan	100%	100%
Venezuela	Global One Telecomunicaciones S.A.	100%	100%
Venezuela	Equant Venezuela S.A.	100%	100%
Venezuela	Equant Integration Services S.A.	100%	99.99%
US Virgin Islands	Equant U.S. Virgin Islands Inc.	100%	100%
Zambia	Equant Zambia Limited	100%	100%

     Affiliates Accounted for Under the Equity Method

Country	Name of Company	Control	Interest

UK	Radianz Ltd.	50%	49%
US	Radianz Ltd.	50%	49%

Equant N.V.
Notes to the Consolidated Financial Statements
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

     The primary difference relates to the accounting treatment of the merger between Equant and Global One:

•	Under French GAAP, this business combination has been accounted for under the purchase method of accounting based on net book values (see Note 5). Equant is treated as the accounting acquirer. As a result, the combined statement of operations for the year ended December 31, 2001 includes those of Equant for the whole year, and those of Global One for the period from June 29, 2001 to December 31, 2001.

•	Under U.S. GAAP, this business combination is accounted for as a “reverse acquisition” of Equant by Global One in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”, since France Telecom, the former sole shareholder of Global One, acquired a majority interest in the merged Company. The historic financial statements of the registrant prior to the merger are those of Global One. Consequently, the combined consolidated statement of operations for the year ended December 31, 2001 includes the operations of Global One for the whole year, and those of Equant for the period from June 29, 2001 to December 31, 2001. The combined consolidated financial statements reflect the acquisition of Equant under the purchase method of accounting. The reconciliation between French GAAP and US GAAP, set out in this footnote, has been provided for 2001 and 2002 only as the financial statements of Global One relating to the year ended December 31, 2000 were prepared in accordance with U.S. GAAP.

Under the purchase method of accounting, the difference between the cost of acquisition and the fair value of the assets and liabilities of Equant is recorded as goodwill. The cost of acquisition of the 54.27% of Equant acquired by Global One is set out in the table below. The nature of these concurrent transactions is set out in the description of the France Telecom Transactions in Note 1:

Consideration and transaction costs:

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The purchase price has been allocated as follows:

Fair value of Equant assets and liabilities as at June 29, 2001
Cash and cash equivalents		$81.8
Receivables from customers, net		492.3
Land, buildings, equipment and furniture and fixtures		684.1
Investment in affiliated company		310.6
Other assets		220.0
Accounts payable and accrued liabilities		(383.7)
Bank loans payable		(603.7)
Other liabilities		(277.2)

		524.2	(f)
Identified intangibles assets and liabilities
Customer Contracts		93.0
Licenses		1.3
Trademarks		290.0

		384.3	(g)
Deferred tax liability		(134.5	)(h)

		249.8

Total fair value of identified assets and liabilities		774.0
Interest attributable to France Telecom	54.27%			420.0
Goodwill				6,502.5	(i)

				$6,922.5

(a)	France Telecom contributed to Equant, through Atlas, 100% of the share capital of Global One Communications World Holding B.V. and Global One Communications Holding B.V., in exchange for 80,617,348 newly issued Equant ordinary shares. France Telecom retained Global One’s carrier voice and the majority of its calling card business lines which were excluded from the transaction. This contribution has been valued on the basis of discounted future cash flows of Global One at $5,168.0, including contributed cash amounting to $300.0.

(b)	France Telecom, through Atlas, subscribed for 10 million newly issued Equant convertible preference shares for $1000.0 in cash; each preference share has the same voting rights as one Equant ordinary share and will automatically convert into one new Equant ordinary share on June 29, 2006.

(c)	Under the terms of the contribution agreement, within a two-year period, France Telecom is to pay to Equant 50% of costs related to the cancellation of up to 2,500 employment contracts for the combined Company and certain restructuring and integration costs other than those relating to employees up to a maximum of $210. The Company has estimated the total amount of the reimbursement of these costs at $270.0 (see Note 6).

(d)	France Telecom acquired 67,950,000 Equant ordinary shares from the SITA Foundation for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share. Based on an average share price for the period of 2 trading days before and after November 19, 2000, or €112.4 per share, the price per Equant share paid to SITA equals €51.1 per share.

(e)	France Telecom issued Contingent Value Rights (‘CVRs’) to the holders of Equant ordinary shares. The CVRs entitle the holder to receive a cash payment from France Telecom on June 29, 2004, equal to the excess, if any, of €60 over Equant’s average share price, subject to a maximum of €15 per CVR. Equant’s average share price is calculated as the average of the closing Euronext price for 30 trading days prior to June 29, 2004. The fair value of CVRs has been estimated at U.S.$8 per CVR as of November 19, 2000, based on an option pricing model.

(f)	Fair value adjustments were recorded on the acquisition of Equant to record unfunded pension liabilities of Equant, write off deferred tax assets that are unlikely to be used in the foreseeable future and to write off intangible assets and goodwill on the balance sheet of Equant at the date of acquisition.

(g)	An independent valuation was performed on the intangible assets acquired by Global One within the Equant business. These intangible assets comprised Customer contracts, Trade name and Licenses, and their book values are being amortized over their estimated useful lives of 4, 20 and 20 years respectively. The value of customer contracts was based on the discounted expected future debt free net income of individual contracts in excess of the returns on requisite assets over the life of the customer base. The value of Trade name was based

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

on an estimate of the royalties the Company would have to pay to use the trade names if it did not already own them. The value of Licenses was based on the estimated cost to acquire existing licenses.

(h)	Deferred taxes have been computed on the excess of fair value over book value of identified intangible assets, using the applicable weighted average statutory tax rates. These deferred tax liabilities are being amortized over the estimated useful lives of the related intangible assets. Under French GAAP, the Company provided a valuation allowance for deferred tax assets as it was considered more likely than not that such assets would not be recoverable.

(i)	The excess of total consideration over the fair value of net assets acquired represents goodwill. Goodwill was amortized up to December 31, 2001 over its expected economic life of 20 years. See accounting for goodwill under U.S. GAAP in the discussion of “Goodwill and intangible assets” below.

     The following selected unaudited pro forma combined results of operations of Global One and Equant for the years ended December 31, 2000 and 2001 have been prepared assuming that the acquisition occurred on January 1, 2000. The following selected unaudited pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed on January 1, 2000 nor is it indicative of future operating results:

		Year ended December 31,

		2000		2001

Revenues		$2,759.4		$3,064.8
Net loss		$(1,179.1)		$(8,862.1)
Net loss per share	U.S	$(4.18)	U.S.	$(31.38)
Shares used in calculation of net loss per share (thousand)		282,121		282,425

]

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

b)  U.S. GAAP Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations under U.S. GAAP

     Set out below are condensed Consolidated Statements of Operations and Cash Flows for the years ended December 31, 2001 and 2002, presented under U.S. GAAP, after reflecting the differences between U.S. GAAP and French GAAP set out in Notes 30a and d.

		Year ended December 31,

		2001		2002

Revenues		$2,102.5		$2,973.1
Cost of products and services (1)		(1,937.7)		(2,496.9)

Gross Profit		164.8		476.2
Selling, general & administrative expenses(1)		(1,168.5)		(757.2)
Loss on impairment of goodwill		(7,478.7)		(2,440.9)
Non-recurring charges		(170.8)		(216.6)

Total operating costs and expenses		(8,818.0)		(3,414.7)

Operating loss		(8,653.2)		(2,938.5)
Equity in Loss Of Affiliate		(25.8)		(168.9)
Interest income / (expense)		(7.1)		7.1
Impairment of investments accounted for at cost		(13.1)		—

Loss from continuing operations before taxes and minority interests		(8,699.2)		(3,100.3)
Income taxes		(27.6)		(4.7)
Minority interest		—		(0.7)

Net loss from continuing operations		(8,726.8)		(3,105.7)
Net income from and gain on disposal of discontinued operations		14.5		—

Net loss		$(8,712.3)		$(3,105.7)

Loss per share — basic and diluted	U.S	$(46.19)	U.S.	$(10.99)
Weighted average number of shares (thousand)		188,614		282,706

(1)	Certain reclassifications have been made to prior year amounts to conform with classifications in the current year.

The reclassifications have no effect on net loss for the periods presented.

     Included in the net loss above for the year ended December 31, 2001 and 2002 are amounts charged for rent expense of $108.0 and $135.1, respectively, and bad debt expense of $46.9 and $28.1, respectively.

     Depreciation and amortization, excluding goodwill, has been charged to ‘Cost of products and services’ and, ‘Selling, general and administrative expenses’ in the amounts of $400.5 (2001: $310.5) and $83.6 (2001: $40.6) respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Condensed Consolidated Statements of Cash Flows under U.S. GAAP

	Year ended December 31,

	2001	2002

Net loss	$(8,712.3)	$(3,105.7)
Depreciation	351.1	463.6
Amortization	488.7	20.5
Loss on impairment of goodwill	7,478.7	2,440.9
Other adjustments to reconcile net loss to funds generated from operations	49.7	362.3

Funds generated from operations	(344.1)	181.6
Changes in operating assets and liabilities (net)	(593.6)	60.6

Net cash provided by operating activities	(937.7)	242.2

Purchase of property, plant and equipment	(454.3)	(369.2)
Proceeds from retirement and disposal of fixed assets	152.7	—
Proceeds from retirement and disposal of intangible assets	82.3	—
Net cash effect of acquisitions	181.8	—
Other investing activities (net)	3.6	1.4

Net cash used in investing activities	(33.9)	(367.8)

Proceeds from issuance of preference shares	1,000.0	—
Capital contribution from France Telecom	835.9	158.9
Repayment of loans payable to affiliates	(511.4)	—
Proceeds from the settlement of foreign exchange contracts	—	37.0
Other financing activities (net)	(11.4)	(4.6)

Net cash provided by financing activities	1,313.1	191.3
Effect of changes in exchange rates on cash and cash equivalents	3.7	0.7

Increase in cash and cash equivalents	345.2	66.4
Cash and cash equivalents at beginning of the year	40.6	385.8

Cash and cash equivalent at end of the year	$385.8	$452.2

     The only significant non cash investing and financing activity in the year ended December 31, 2001 was the reverse acquisition of Equant by Global One. As set out in Note 30a, the Global One companies were contributed in exchange for 80.6 million ordinary shares of Equant, and also France Telecom issued CVRs to the holders of Equant shares. There were no significant non-cash investing or financing activities in the year ended December 31, 2002.

     During the years ended December 31, 2001 and 2002, the Company paid interest of $23.2 and $0.3, respectively, and paid income taxes of $7.3 and $18.2, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

c)  Reconciliation to U.S. GAAP

     Set out below are reconciliations of Net loss and Shareholders’ equity (as reported in the Consolidated Statements of Operations of Equant under French GAAP) to Net loss and Shareholders’ equity as adjusted for the effects of the application of U.S. GAAP. Explanations for the reconciling items are set out in Note 30a and 30d.

Reconciliation of Net Income to U.S. GAAP

     The following is a reconciliation of Net loss as reported in the Consolidated Statements of Operations of Equant under French GAAP to Net loss as adjusted for the effects of the application of U.S. GAAP for the years ended December 31, 2001 and 2002

	Year ended December 31,

	2001		2002

Net loss as reported in the Consolidated Statement of Operations		$(376.4)		$(589.7)
Adjustments to conform to U.S. GAAP
Exclusion of Equant net loss under French GAAP for period from January 1 to June 29, 2001		22.8		—
Inclusion of Global One net loss under U.S. GAAP for period from January 1 to June 29, 2001		(532.7)		—
Business combination adjustments
U.S. GAAP impairment of goodwill and intangible assets		(7,478.7)		(2,423.5)
Amortization of goodwill arising on acquisition of Equant		(162.5)		—
Amortization of intangible assets arising on acquisition of Equant		(10.3)		(20.5)
Amortization of historical Global One goodwill and intangible assets		(120.4)		—
Reverse exceptional amortization of goodwill under French GAAP		—		21.6
Reimbursement of restructuring and integration costs		(79.2)		(94.4)
Stock-based compensation		(7.1)		(8.8)
Amortization of deferred tax liability		3.6		7.2
Reversal of deferred tax asset write off		29.8		—
Other		(1.2)		2.4

Net loss as adjusted for U.S. GAAP		$(8,712.3)		$(3,105.7)

Loss per share as adjusted for U.S. GAAP
Net loss per share, basic and diluted	U.S.$	(46.19)	U.S.$	(10.99)

Weighted average number of shares (thousand)		188,614		282,706

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Reconciliation of Shareholders’ Equity to U.S. GAAP

     The following is a reconciliation of Shareholders’ equity as reported in the Consolidated Balance Sheet of Equant to Shareholders’ equity as adjusted for the effects of the application of U.S. GAAP as of December 31, 2001 and 2002:

	As at December 31,

	2001	2002

Shareholders’ equity as reported in the Consolidated Balance Sheet	$2,277.5	$1,777.3
Adjustments to conform to U.S. GAAP
Historical Global One goodwill and intangible assets	3,682.6	3,682.6
Amortisation of historical Global One Goodwill and intangible assets	(120.4)	(120.4)
Business combination adjustments
Goodwill	6,502.5	6,502.5
Intangible assets	208.6	208.6
Deferred tax liabilities	(69.4)	(62.2)
Fair value adjustments	(40.7)	(13.2)
Amortization of goodwill	(162.5)	(162.5)
Amortization of intangible assets	(10.3)	(30.8)
Impairment of goodwill recognized under U.S. GAAP	(7,478.7)	(9,902.2)
Reimbursement of restructuring and integration	(67.2)	(31.8)
Other	(4.1)	(7.6)

Shareholders’ equity as adjusted for U.S. GAAP	$4,717.9	$1,840.3

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

d) Principal differences in accounting policies between French and US GAAP

Goodwill and intangible assets

     Under French GAAP, the goodwill and intangible assets in the combined consolidated accounts of Global One at June 29, 2001 of $3,682.6 was not recognized. Under U.S. GAAP, because Global One acquired Equant this goodwill has been recognized. Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Other intangible assets primarily represent trademarks, customer contracts and licenses.

     In accordance with Statement of Financial Accounting Standards No. 142 (FAS 142), “Goodwill and Other Intangible Assets”, the Company ceased amortization of goodwill under US GAAP as of January 1, 2002. Prior to this date, goodwill was amortized on a straight-line basis over its estimated useful life of 20 years. As of January 1, 2002, goodwill is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying value may be impaired. Under FAS 142, impairment testing for goodwill is completed at the company level, as the Company is a single reporting unit. An impairment loss would be recognized when the carrying amount of the Company’s net assets exceeds the estimated fair value of the Company.

     In accordance with French GAAP, goodwill amortization has been classified as a non-operating expense whereas it would have been considered as an operating expense under U.S. GAAP prior to the adoption of FAS 142.

     Along with this, the amortization of goodwill related to our investment in Radianz has been included, under French GAAP, in Goodwill amortization whereas it has been included as part of the Equity in loss of affiliate in the statement of operations and as part of the Investments accounted for under the equity method under U.S. GAAP.

     The following table provides pro forma results for the year ended December 31, 2001, compared with actual results for the year ended December 31, 2002, as if the non-amortization provisions of SFAS No. 142 had been applied in 2001:

	Year ended December 31,

	2001	2002

Reported net loss	$(8,712.3)	$(3,105.7)
Adjustment: Amortization of Goodwill	478.5	—

Adjusted net loss	$(8,233.8)	$(3,105.7)

Accumulated amortization of goodwill was approximately $809.4 as of December 31, 2002 and 2001, respectively. Goodwill, net of accumulated amortization, was $nil and $2,440.9 as of December 31, 2002 and 2001, respectively.

The changes in the carrying amount of goodwill from December 31, 2001 through December 31, 2002, are as follows:

2002

Balance as of December 31, 2001	$2,440.9
Impairment loss	(2,440.9)

Balance as of December 31, 2002	$—

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Other intangible assets, at cost, consists of the following:

	Year ended December 31,

	2001	2002

Contracts	$50.5	$50.5
Licences	0.7	0.7
Trademarks	157.4	157.4

Total Intangible assets	208.6	208.6
Accumulated amortization	(10.3)	(30.8)

Other intangible assets, net	$198.3	$177.8

The aggregate intangible amortization expense was $20.5 and $10.3 for the years ended December 31, 2002 and 2001, respectively.

The estimated amortization expense for the next 5 fiscal years is as follows:

For the year ended December 31, 2003	$20.5
For the year ended December 31, 2004	$20.5
For the year ended December 31, 2005	$14.2
For the year ended December 31, 2006	$7.9
For the year ended December 31, 2007	$7.9

Impairment of Long-lived Assets and Goodwill

     Under both French and U.S. GAAP goodwill is subject to an impairment review when events or circumstances occur indicating impairment exist, in addition to the annual impairment test prescribed under FAS 142. For periods prior to 2002, the need for recording an impairment was made to with reference to undiscounted cash flows. With the adoption of FAS 142 in 2002 the need for recording an impairment is made with reference to the share price of the Company’s publicly traded stock. Under both French and U.S. GAAP, the total market capitalization of the Company at December 31, 2002 indicated a need to assess the carrying value of goodwill. Under French GAAP, exceptional amortization of goodwill of $154.8 was recorded. Under U.S. GAAP, impairment charges of $7,478.7 and $2,440.9 for the years ended December 31, 2001 and 2002, respectively, were recorded based on the comparison of the carrying value of the assets to their fair value.

Reimbursement of Restructuring and Integration Costs

     Under French GAAP, amounts to be recovered from France Telecom under Annex 4 of the Contribution Agreement (see Note 6) are recorded as a reduction of Non-recurring expenses. Under U.S. GAAP these amounts are accounted for as capital contributions when received and recorded as an increase in Additional paid-in-capital, contained within Shareholders’ equity.

Stock Based Compensation

     Under French GAAP, stock option and share award plans are not accounted for until such time as the grant or award is vested. If the Company issues new shares to satisfy the exercise, then the difference between the par value and the exercise price is recorded as an addition to Additional paid-in capital, a component of Shareholders’ Equity, with no impact to the Statement of Operations. If the Company repurchases shares on the open market or issues shares held in treasury, the difference between the repurchase price of the shares and the exercise price is recorded as a charge to income on the Statement of Operations, within ‘Share plan’. Social charges payable by the Company on the fair value of shares granted are accrued over the period between the dates of granting and vesting, based on the expected exercise rates, and are charged to ‘Share plan’.

     Under U.S. GAAP, effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (SFAS 123), in accounting for the Company’s stock based compensation plans. Under SFAS 123, the Company accounts for the fair value of it’s grants as compensation cost, which is measured at the date awards are granted and is recognized through charges to expense over the vesting period. Under the modified prospective method of adoption for SFAS 123 selected by the Company under the provisions of SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results for prior years have not been restated.

     Prior to 2002, the Company applied the intrinsic value method (as permitted under SFAS 123), defined in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations. SFAS No. 123 indicates that the fair value method is the preferable method of accounting. Under APB 25, compensation expense is recognized as the difference between the quoted market price of the stock, at the measurement date, and the exercise

Equant N.V.

Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

price of the award. Any compensation cost under APB 25 is charged to expense over the period in which the related services are provided. No stock-based employee compensation cost was reflected in 2001, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Year ended December 31,

	2000		2001

Net Loss, as reported		$(8,712.3)		$(3,105.7)
Add: Stock-based employee compensation expense included in reported net income net of related tax effects		—		8.8
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(0.8)		(8.8)

Pro forma net loss		$(8,713.1)		$(3,105.7)

Basic and diluted net loss per share:
As reported	U.S.$	(46.19)	U.S.$	(10.99)
Pro forma	U.S.$	(46.20)	U.S.$	(10.99)

     The compensation expense under U.S. GAAP does not include social charges until such time that such charges are payable upon exercise of the awards.

EBITDA computation

     EBITDA is computed as operating loss before Share plan costs, Non-recurring charges and Depreciation and Amortization. EBITDA is not allowed on the face of the income statement under U.S. GAAP, is not a measurement of operating performance calculated in accordance with U.S. GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other statement of income or cash flow statement data prepared in accordance with U.S. GAAP, or a measure of profitability or liquidity. EBITDA may not be indicative of the historical operating results of the Company; nor is it meant to be predictive of potential results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in these Consolidated Financial Statements may not be comparable to similarly entitled measures of other companies.

Other Operating Income

     Under French GAAP, as explained in Note 23, income from ‘Ancillary support services with respect to the network’ and ‘Switched voice services’ that the Company provides to France Telecom on a limited risk basis are shown as ‘Other operating income’ and totaled $196.1 for the year ended December 31, 2002 ($146.4: 2001). Under U.S. GAAP, the income would be recorded as a reduction of the costs for providing the services.

Comprehensive Income

     Under U.S. GAAP, Comprehensive income is the term used to define all non-owner changes in Shareholders’ equity. The Company accounts for Comprehensive income in accordance with SFAS 130 “Reporting Comprehensive Income”. The Company’s Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is a concept not addressed by French GAAP. Set out below is an analysis of comprehensive income prepared in accordance with U.S. GAAP, using the basis of preparation adopted under French GAAP:

	Year ended December 31,

	2001	2002
Net loss based on French GAAP	$(376.4)	$(589.7)
Exchange rate differences based on French GAAP	(45.9)	89.5
Minimum pension liability	—	(2.0)

Comprehensive income based on French GAAP	$(422.3)	$(502.2)

e) Supplemental Disclosure under U.S. GAAP

     As stated above, under U.S. GAAP, Global One acquired Equant and therefore the results for the year ended December 31, 2001 presented in the Condensed Consolidated Statement of Operations, set out in Note 30b, include the results of Global One for the full year in 2001, and the results of Equant since June 29, 2001. Set out below are supplementary disclosures under U.S. GAAP.

Non-recurring charges

      Non-recurring charges consist of the following:

	Year ended December 31,

	2001	2002

Restructuring of Equant, Global One and SITA Equant network Joint Venture	$69.6	$65.1
Integration of Equant, Global One and SITA Equant network Joint Venture	101.2	151.5

	$170.8	$216.6

     The analysis of Restructuring costs incurred in the years ended December 31, 2001 and 2002 is set out below:

	Balance at			Balance at
	December		Reserves	December
	31, 2000	Additions	Utilized	31, 2001

Employee termination	$—	$32.3	$(23.9)	$8.4
Lease exit costs	—	35.4	(10.0)	25.4
Legal, consulting and other	—	1.9	(1.9)	—

	$—	$69.6	$(35.8)	$33.8

	Balance at			Balance at
	December		Reserves	December
	31, 2001	Additions	Utilized	31, 2002

Employee termination	$8.4	$43.9	$(35.7)	$16.6
Lease exit costs	25.4	21.2	(24.0)	22.6

	$33.8	$65.1	$(59.7)	$39.2

     The analysis of Restructuring and integration costs under French GAAP incurred in the year ended December 31, 2002 is set out in Note 6.

     Employee termination costs include severance and contractual benefits determined in accordance with an approved plan, and also the costs for outplacement services, medical and supplemental vacation. In the year ended December 31, 2001 the Company had identified 898 positions to be eliminated. In the year ended December 31, 2002 the Company identified a further 1,050 positions to be eliminated. At December 31, 2001 and 2002, respectively, 218 and 408 positions identified under the approved plans had not been eliminated. The Company anticipates completion of identified terminations in the year 2003.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Interest (net)

     Interest (net) consists of the following:

	Year ended December 31,

	2001	2002

Interest income	$17.5	$7.4
Interest expense	(24.6)	(0.3)

	$(7.1)	$7.1

Income Taxes

The tax charge / (benefit) consists of the following:

	Year ended December 31,

	2001	2002

Current income taxes
The Netherlands	$(5.6)	$(0.1)
Other	25.3	12.0

Total current	19.7	11.9
Deferred income taxes
The Netherlands	—	—
Other	7.9	(7.2)

Total deferred	7.9	(7.2)

Total tax charge	$27.6	$4.7

The source of net loss from continuing operations before minority interests and income taxes is as follows:

	Year ended December 31,

	2001	2002

The Netherlands	$(114.0)	$(29.9)
Other countries	(8,585.2)	(3,070.4)

Net loss from continuing operations before minority interests and income taxes	$(8,699.2)	$(3,100.3)

The tax charge for the year has been reconciled to the standard tax rate applicable in The Netherlands for corporate income. A reconciliation of Equant’s statutory and effective income tax rate for the year ended December 31, 2002 is as follows:

	Year ended December 31,

	2001	2002

Statutory rate applicable in The Netherlands	35.0%	34.5%
Loss on impairment of goodwill	(30.8)%	(28.5)%
Change in valuation allowance	(1.9)%	(1.8)%
Jurisdictional differences in tax rates	(0.6)%	(3.8)%
Other permanent differences	(2.0)%	(0.6)%

Effective tax rate	(0.3)%	(0.2)%

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Equity in Loss of Unconsolidated Affiliate

Equity in Loss of Unconsolidated Affiliate comprises the following, relating entirely to Radianz (see note 15):

	Year ended December 31,

	2001	2002

Share of loss of Radianz	$17.8	$29.0
Amortization of goodwill	8.0	—
Impairment of Equity Investments	—	139.9

	$25.8	$168.9

     For the periods to December 31, 2002 and the period from July 1, 2001 to December 31, 2001, Radianz recorded revenues of $496.1 and $223.6, operating losses of $70.0 and $42.0 and net losses of $72.2 and $38.7 respectively.

     In accordance with Statement of Financial Accounting Standards No. 142 (FAS 142), “Goodwill and Other Intangible Assets”, the Company ceased amortization of goodwill under US GAAP as of January 1, 2002. In light of the difficult economic conditions in the telecoms industry, the company recorded a charge of $139.9 to reduce the carrying value of the investment to its estimated fair value. The fair value of the investment was estimated using the expected present value of future cash flows.

Stock Based Compensation

     Employee Share Award Plan

     On November 15, 2001 as a result of the closing of the France Telecom transaction, Equant and SITA terminated the SITA / Equant Employee Trust in order to establish their own company specific Employee Trusts to govern the disposition of all Awards granted after November 30, 1998. Coincident with the formation of the Equant Employee Trust the Company resolved to vest all Awards granted between December 1, 1998 and December 31, 2000. This resulted in an accelerated vesting compensation cost of $9.1.

     On December 21, 2001 as a result of a Management Board resolution by the Company an award of 40,000 Equant Discretionary shares granted on January 17, 2001 was subject to early vesting. This resulted in an accelerated vesting compensation cost of $0.7.

     The Company pays social security contributions and other charges related to the Share Awards in the years in which the awards vest or the options are exercised. These contributions and charges will depend on various factors, including the employees’ tax jurisdiction, local laws in these countries and the share price at the time of vesting. In the year ended December 31, 2002, the Company recorded a social charges credit to the statement of operations due to the receipt of $9.8 from the settlement of litigation in regards to social charges.

     The total compensation cost expensed for the year ended December 31, 2002 in respect of the Employee Share Award Plan is $1.6.

     Share Option Plan

     The total compensation cost expensed for the year ended December 31, 2002 in respect of the Share Option Plan is $7.2.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     The movement on unexercised options during the year is set out below:

			Weighted
			Average
	Number of		Exercise
	shares		Price

Unexercised options granted – January 1, 2001	—	U.S.$	—
Unexercised options assumed as a result of purchase of Equant	3,654,603		39.97
Options granted
At Exercise Price Range of U.S.$nil to U.S.$50.00	170,864		11.24
Options exercised	(500,184)		—
Options forfeited
At Exercise Price Range of U.S.$nil to U.S.$50.00	(81,711)		35.87
At Exercise Price Range of U.S.$50.01 to U.S.$100.00	(95,850)		90.02
At Exercise Price Range of U.S.$100.01 to U.S.$150.00	(18,925)		106.53

Total options forfeited in year	(196,486)		69.07

Unexercised options granted – December 31, 2001	3,128,797	U.S.$	42.96

Options granted
At Exercise Price Range of U.S.$nil to U.S.$50.00	6,512,698	U.S.$	13.49
Options exercised	(4,908)		—
Options forfeited
At Exercise Price Range of U.S.$nil to U.S.$50.00	(899,284)		32.72
At Exercise Price Range of U.S.$50.01 to U.S.$100.00	(79,697)		85.10
At Exercise Price Range of U.S.$100.01 to U.S.$150.00	(1,964)		107.78

Total options forfeited in year	(980,945)		37.13

Unexercised options granted – December 31, 2002	8,655,642	U.S.$	21.47

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     The following table provides, per range of exercise price, the weighted average exercise price of unexercised options outstanding at December 31, 2002:

	Outstanding		Of which exercisable

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	shares	price	shares	price

$nil to $50	8,251,703	$18.33	1,783,887	$35.68
$50.01 to $100	395,102	85.25	395,102	85.25
$100.01 to $150	8,837	105.85	8,837	105.85

	8,655,642	$21.47	2,187,826	$44.92

     The fair value of the Company’s stock-based awards to employees for 2002 was estimated assuming no expected dividends and the following weighted-average assumptions:

	Year ended December 31,

	2001	2002

Risk-free interest rate	4.47%	4.76%
Weighted average volatility factor	0.6	0.7
Weighted average expected life	4.25 years	4.3 years

     The weighted-average estimated fair value of stock options granted during the years ended December 31, 2001 and 2002 was $11.24 and $13.49 per share, respectively.

Employee Benefits

     Pension Plans

     The Company sponsors various retirement and pension plans including defined benefit and defined contribution schemes that cover the majority of world-wide employees.

     Defined contribution plans

     Total contributions charged to income for defined contribution plans was $8.7 and $13.8 for the years ended December 31, 2001 and 2002, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Defined benefit plans

     Plan benefits are primarily based on the employee’s compensation during the last three to five years before retirement and the number of years of service. The cost of these defined benefit plans for the years ended December 31, 2001 and 2002 can be analyzed as follows:

Gain / (cost)	Defined benefit pension plans		Other post retirement benefits
	Year ended December 31,		Year ended December 31,

	2001	2002	2001	2002

Components of net benefit cost
Service cost	$(6.3)	$(10.2)	$(0.1)	$—
Interest cost	(3.7)	(5.6)	(0.1)	—
Expected return on assets	3.4	5.6	—	—
Amortization of prior service cost	(0.1)	(0.2)	(0.1)	—
Amortization of loss / (gain)	—	0.2	—	—
FAS 88 Event	—	(0.4)	—	—

Net benefit cost	$(6.7)	$(10.6)	$(0.3)	$—

     The following assumptions were utilized in determining the funded status of the Company’s defined benefit pension plans:

	Defined benefit pension plans		Other post retirement benefits
	Year ended December 31,		Year ended December 31,

	2001	2002	2001	2002

Discount rate	5.70%	5.52%	7.25%	—
Long-term rate of compensation increase	3.30%	3.44%	4.00%	—
Long-term rate of return on funded assets	8.20%	8.06%	—	—

     The changes in the actuarial assumptions reflect movements in interest rates, salary increases, and expected rates of return in the respective local countries where the benefit plans reside. These assumptions are used in the actuarial calculation of the benefit obligation and fair value of plan assets for the following year.

     The change in status of the Company’s post-retirement benefit plans for the years ended December 31, 2002 and 2001 are reported in the tables below.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     In the year ended December 31, 2002 the Company’s post-retirement benefit plan, relating to medical benefits for US employees, was closed to all new employees joining after June 30, 2002. This resulted in a Plan amendment of $1.3.

Gain / (cost)	Defined benefit pension plans		Other post retirement benefits
	Year ended December 31,		Year ended December 31,

	2001	2002	2001	2002

Change in benefit obligation
Benefit obligation at January 1	$(29.7)	$(84.4)	$(1.4)	$(1.7)
Service cost	(6.3)	(10.2)	(0.1)	—
Interest cost	(3.7)	(5.6)	(0.1)	—
Plan amendments	(0.3)	—	—	1.3
Actuarial loss / (gain)	4.4	(10.4)	(0.1)	—
Benefits paid	2.7	4.2	—	—
Foreign exchange rate changes	1.0	(9.8)	—	—
Acquisitions & other	(52.5)	(10.6)	—	—

Benefit obligation at December 31	$(84.4)	$(126.8)	$(1.7)	$(0.4)

	Defined benefit pension plans		Other post retirement benefits
	Year ended December 31,		Year ended December 31,

	2001	2002	2001	2002

Change in plan assets
Fair value at January 1	24.2	$58.5	$—	$—
Actual return on assets	(4.6)	(7.4)	—	—
Foreign exchange rate changes	(0.1)	5.6	—	—
Employer contributions	5.1	10.7	—	—
Employee contributions	1.3	2.8	—	—
Benefits paid	(2.7)	(4.2)	—	—
Payments made directly to participants	1.5	—	—	—
Acquisitions & other	33.8	0.1	—	—

Fair value at December 31	$58.5	$66.1	$—	$—

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     The funded status of the defined benefit plans and amounts recognized in the Consolidated Balance Sheets consist of the following:

	Defined benefit pension plans		Other post retirement benefits
	Year ended December 31,		Year ended December 31,

	2001	2002	2001	2002

Unfunded benefit obligation	$(25.9)	$(60.7)	$(1.7)	$(0.4)
Unamortized prior service cost	2.3	2.3	0.7	—
Unrecognized net loss (gain)	(1.5)	22.4	(0.4)	—

Net amount recognized	$(25.1)	$(36.0)	$(1.4)	$(0.4)

     Under U.S. GAAP the Company is required to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligation exceeds the fair value of the plans’ assets. In 2002 the Company recorded $38.0 to recognize the minimum pension liability. An intangible asset is required to be recognized to the extent of the unrecognized prior service cost and unrecognized net transition obligation on an individual plan basis. The Company recorded an intangible asset of $nil in 2002. Any excess of the minimum pension liability above the intangible asset is recorded as a separate component and reduction of shareholders’ equity. The Company recorded a reduction of shareholders equity of $2.0 in the consolidated balance sheet as of December 31, 2002.

Derivative Instruments and Hedging Activities

     On January 1, 2001, Equant adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS No. 137 (referred to hereafter as “SFAS 133”). The purpose of Equant’s derivative instruments (including certain derivative instruments embedded in other contracts) is to manage exposures to foreign currency although they do not qualify for hedge accounting under the specific rules in as prescribed by SFAS 133. The derivative instruments are initially recognized in the balance sheet at cost and subsequently are re-measured to fair value. The changes in the fair value are recognized immediately in the statement of operations.

     Equant uses derivative instruments in accordance with the risk management policy about market risks discussed in Item 11. Quantitative and Qualitative Disclosures About Market Risk of the 2001 Annual Report on Form 20-F.

Related Party Transactions

     France Telecom is considered to be a related party of the Company for the years ended December 31, 2001 and 2002. SITA, Reuters and Radianz are considered to be related parties of the Company for the period from June 29, 2001 to December 31, 2001 and for the year ended December 31, 2002.

Details of related party transactions with France Telecom, SITA, Reuters and Radianz for the year ended December 31, 2002 are set out in Note 23. Details of related party transactions with France Telecom for the period from January 1 to June 29, 2001 are set out below, Details of related party transactions with France Telecom for the period from June 29, 2001 to December 31, 2001 are set out in Note 23. Details of related party transactions with SITA, Reuters and Radianz for the period from June 29, 2001 to December 31, 2001 are set out below.

     SITA

In the normal course of business, the Company engages in transactions with SITA. The Company received revenues from SITA for providing goods and services to its customers of $345.5 for the period from June 29, 2001 to December 31, 2001. The Company also recognized $338.2 related to goods and services provided by SITA under the revised arrangements for network management and ownership in the equivalent period.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Radianz and Reuters

     In the normal course of business, the Company earned revenues from Radianz for providing core-bandwidth and other services totaling approximately $40.5 for the period for the period from June 29 to December 31, 2001.

     In the normal course of business, the Company earned revenues from Reuters for providing core-bandwidth and other services totaling approximately $2.6 during the period from June 29 to December 31, 2001. The Company was also charged $29.5 by Reuters in for the period from June 29 to December 31, 2001 related to the costs of network access and transmission capacity which has yet to be migrated over to the Company’s network. These costs are included in the amount charged to Radianz during the year.

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

     For the period ended June 29, 2001, Global One recorded $31.9 in telecommunications services revenue from France Telecom. The services provided to France Telecom primarily represent the use of Global One’s network by France Telecom. In addition, Global One had arrangements in place such that when Global One sold France Telecom telecommunication services to an external customer, Global One earned commission on such sales. In the aggregate, Global One recorded $1.0 in revenues for the period ended June 29, 2001, related to these commissions. Such commissions were recorded on a net basis as Global One was acting as an agent for France Telecom.

     For the period ended June 29, 2001, Global One recorded $39.8 in cost of revenue from France Telecom. The services provided France Telecom primarily represented the use of its network by Global One. Also included within the cost of revenue amounts disclosed above, is rental expense for transmission line leases with France Telecom totaling $7.1 for the period ended June 29, 2001.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     For the period ended June 29, 2001, Global One recorded $23.2 in interest expense on loans from France Telecom.

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

Segment disclosure

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

     Revenues by Lines of Business

     The following table presents revenue by line of business:

	Years ended December 31,

	2001	2002

Network Services	$1,100.8	$1,567.1
Integration Services	292.5	453.4
Other services	345.4	238.9
Sita network contract	268.4	713.7
Card and Carrier services	95.4	—

	$2,102.5	$2,973.1

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     Geographic Information

     The following table presents revenue by region, based on country of invoice origin:

	Asia
	Pacific	Americas	Europe	Total

Year ended December 31, 2002
Revenues from external customers	$135.9	$689.8	$2,147.4	$2,973.1
As a percentage of total revenues	4.6%	23.2%	72.2%
Year ended December 31, 2001
Revenues from external customers	$113.1	$556.2	$1433.2	$2,102.5
As a percentage of total revenues	5.4%	26.5%	68.2%

     Reliance on Major Customers

     The following table presents sales of services and products to major customers:

		France
	SITA	Telecom	Other	Total

Year ended December 31, 2002	$714.0	$296.3	$1,962.8	$2,973.1
As a percentage of total revenues	24.0%	10.0%	66.0%
Year ended December 31, 2001	$345.5	$167.6	$1589.4	$2,102.5
As a percentage of total revenues	16.4%	8.0%	75.6%

Preference Shares

     In the event that the Company declares a dividend on the ordinary shares, the holders of Preference shareholders are entitled to receive a number of newly issued preference shares equal to 0.045 times the number of preference shares held.

Valuation Allowances

	Bad debt provision	Deferred tax allowance

Balance at January 1, 2000	$61.7	$469.3
Utilized	(26.9)	(9.4)
Charged to costs and expenses	53.2	–

Balance at December 31, 2000	$88.0	$459.9
Utilized	(22.3)	(25.7)
Charged to costs and expenses	46.9	–

Balance at December 31, 2001	$112.6	$434.2
Utilized	(39.7)	–
Charged to costs and expenses	28.1	120.3

Balance at December 31, 2002	$101.0	$554.5

f) New accounting pronouncements

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to the passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Equant is currently reviewing the provisions of this statement and its potential impact on its results of operations and financial position.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 44, Accounting for Intangible Assets of Motor Carriers, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This statement amends SFAS No. 13, Accounting for Leases, to eliminate inconsistencies between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects which are similar to sale-leaseback transactions. Also, this statement amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Provisions of SFAS No. 145 related to the rescission of SFAS No. 4 were effective for the Company on November 1, 2002 and provisions affecting SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 has not had a material impact on Equant’s financial statements.

     In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard reviews the accounting for certain exit costs and disposal activities currently set forth in Emerging Issues Task Force Issue No. 94-3, “liability recognition for certain employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)”. The principal change relates to the requirements necessary for recognition of a liability for a cost associated with an exit or disposal activity. The new statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus the date of commitment to an exit plan. Equant expects the new standard to principally impact the ultimate timing of when charges are recorded as opposed to the amount of the ultimate charge.

     In November 2002, the EITF reached a consensus on issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) on a model to be used to determine when a revenue arrangement involving the delivery or performance of multiple products, services and/or rights to use assets should be divided into separate units of accounting. Additionally, EITF 00-21 addresses if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. In addition, companies are permitted to apply EITF 00-21 to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes. The Company will adopt EITF 00-21 for revenue arrangements that are initiated after December 31, 2003. The Company is currently assessing what the impact of EITF 00-21 will be on its financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. Contingent liabilities and commitments of the group are set out in Note 22. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company is currently assessing what the impact of FIN 45 will be on its financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Company is currently assessing what the impact of FIN 46 will be on its financial statements.

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