Form 20-F/A
period 2002-12-31
EQUANT NV
filed 2003-06-27
CIK 1064531

As filed with the Securities and Exchange Commission on June 27, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: 1-14844

Equant N.V.

(Exact name of Registrant as specified in its charter)

Equant N.V.
(Translation of Registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 Item 18☒

Explanatory Note

     This filing amends only the redacted versions of Exhibits 1, 2, 3, 4, and 5 to Equant N.V.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2003, solely to add appropriate markings to sections of omitted information pursuant to a request for Confidentiality Treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. There are no other changes.

EXHIBIT INDEX

Exhibit Number

*1.	Memorandum of Understanding for Switched Voice Services
*2.	Services Agreement Relating to Switched Voice Miscellaneous Services Between France Telecom S.A. and Equant N.V.
*3.	Agreement for the Supply of Switched Voice Services between France Telecom S.A. and Newco
*4.	Capacity Purchase Agreement between France Telecom Long Distance USA, LLC and Equant Operations, Inc.
*5.	Capacity Purchase Agreement between France Telecom S.A. and Equant Network Systems Ltd.

* Pursuant to a request for Confidential Treatment under Rule 24b-2 of the Securities and Exchange Act of 1934, as amended, confidential portions have been omitted and filed separately with the Commission.