Form 20-F
period 2003-12-31
EQUANT NV
filed 2004-05-12
CIK 1064531

As filed with the Securities and Exchange Commission on May 12, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

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

Ordinary Shares, nominal value Euro 0.01 per share	282,813,764
Convertible Preference Shares, nominal value Euro 0.01 per share	10,000,000

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

It is important to note that our actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include (i) the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders (ii) the fact that we may face difficulties in protecting our minority shareholder rights; (iii) adverse effects of our relationship with France Telecom, SITA or other indirect sales channels; (iv) the adverse effects of the vulnerability of the Network to intentional or unintentional disruption; (v) the effect of, and changes in, regulation and government policy; (vi) the effects of competition; (vii) the timely development and acceptance of our new products and services; (viii) the effect of technology changes in the communications and information technology sector; and (ix) our success at managing the risks of the foregoing.

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

PRESENTATION OF FINANCIAL INFORMATION

We publish our consolidated financial statements in U.S. dollars. As used in this document, “U.S. dollar,” “dollar” or “$” means the currency of the United States of America, and “Euro” or “€” means the Euro, the common currency of twelve member states of the European Union. Unless otherwise indicated, the financial information relating to Equant contained in this annual report has been prepared in accordance with accounting principles generally accepted in France (French GAAP), which differs in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 30 to our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 (together with the notes thereto, the “Consolidated Financial Statements”) included elsewhere in this annual report on Form 20-F for a description of the significant differences between French GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income, shareholders’ equity and financial position. Certain financial information relating to Global One, which is contained in this annual report has been prepared in accordance with U.S. GAAP.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     This item is not applicable.

Item 2. Offer Statistics and Expected Timetable

     This item is not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements, including the notes thereto, found elsewhere in this document.

The following tables present selected financial and other data as of and for each of the years in the five-year period ended December 31, 2003.

We report our results in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Note 30 to the Consolidated Financial Statements provides a description of the significant differences between French GAAP and U.S. GAAP as they relate to our business and reconciliations of our net income for each of the years in the three-year period ended December 31, 2003, shareholders’ equity and financial position as of December 31, 2002 and 2003 prepared in accordance with French GAAP to those under U.S. GAAP.

The selected French GAAP consolidated financial data for each of the years in the five-year period ended December 31, 2003 have been derived from the Consolidated Financial Statements and the notes thereto found elsewhere in this document and the Company’s historical consolidated financial statements and related notes. PricewaterhouseCoopers, independent accountants, audited the financial statements for the years ended December 31, 1999 and 2000. The financial statements for the years ended December 31, 2001 and 2002 were audited by PricewaterhouseCoopers LLP and Ernst & Young LLP, independent accountants, as indicated in their joint reports found in the “F” pages in this document. Deloitte and Touche LLP, independent accountants, audited the financial statements for the year ended December 31, 2003, as indicated in their report found in the “F” pages in this document.

While under French GAAP our combination with Global One is treated as an acquisition of Global One by us, under U.S. GAAP the transaction is treated as a reverse acquisition of Equant. Under U.S. GAAP the historical financial data relate to Global One alone (rather than Equant) in the periods prior to the date of the business combination. The data for 1999 and 2000 include Global One’s carrier and calling card services with Global One as the primary obligor from January 1, 2001 to June 29, 2001 and from June 30, 2001 are included in the results with Equant undertaking the services as an agent of France Telecom.

The selected U.S. GAAP combined financial data for the years ended December 31, 1999 and 2000 have been derived from the combined financial statements of Global One. The combined financial statements of Global One for the year ended December 31, 2000 were audited by RSM Salustro Reydel and Ernst & Young Audit, independent accountants, while the combined financial statements of Global One for the year ended December 31, 1999 were audited by Ernst & Young Audit, independent accountants.

Selected Financial Data Presented In Accordance With French GAAP:

	Year ended December 31,
	1999(1)	2000(1)	2001(2)	2002	2003
	(U.S. dollars in millions, except share and per share)
Consolidated statement of operations data:
Sales of services and products	$1,031.3	$1,473.4	$2,390.7	$2,973.1	$2,948.9
Operating profit/(loss)	22.3	15.5	(267.0)	(383.9)	(275.9)
Net profit/(loss) from continuing operations	12.2	(47.6)	(387.2)	(589.7)	(356.2)
Discontinued operations	(0.2)	(0.3)	10.8	—	—
Net profit/(loss)	12.0	(47.9)	(376.4)	(589.7)	(356.2)
Basic and diluted net loss per share (5)
Income/(loss) from continuing operations	0.06	(0.24)	(1.56)	(2.01)	(1.22)
Discontinued operations, net of tax	—	—	0.04	—	—
Net income/(loss) per share	0.06	(0.24)	(1.52)	(2.01)	(1.22)
Weighted average number of shares, basic (5)	201,477,046	201,503,333	247,985,649	292,706,013	292,728,622
Weighted average number of shares, diluted (5)	203,467,643	201,503,333	247,985,649	292,706,013	292,728,622
Consolidated balance sheet data:
Cash and cash equivalents	$205.9	$53.5	$385.8	$452.2	$330.1
Accounts receivable and other current assets	354.7	547.2	1,561.9	1,277.5	1,234.0
Non-current assets	588.3	1,106.2	1,771.4	1,464.5	1,295.9
Total assets	1,148.9	1,706.9	3,719.1	3,194.2	2,860.0
Current liabilities	289.3	445.9	1,305.8	1,291.8	1,189.7
Long-term liabilities	45.6	519.0	135.4	124.4	141.2
Minority interests	0.6	0.4	0.4	0.7	0.5
Capital stock	2.4	2.4	3.3	3.3	3.3
Total shareholders’ equity	813.4	741.6	2,277.5	1,777.3	1,528.6
Total liabilities and shareholders’ equity	1,148.9	1,706.9	3,719.1	3,194.2	2,860.0
Other financial data:
Net cash flow provided by/ (used in) operating activities	$96.4	$69.2	$(117.4)	$383.1	$312.4
Net cash flow used in investing activities	(352.0)	(620.4)	(129.2)	(367.8)	(282.4)
Net cash flow provided by (used in) financing activities	4.9	400.9	574.8	50.4	(156.7)
Operating profit before depreciation, amortization, share plan and restructuring and integration (6)	158.4	177.1	135.3	192.0	291.6

Selected Financial Data Presented In Accordance With U.S. GAAP:

	Year ended December 31,
	1999(3)	2000(3)	2001(4)	2002(7)	2003
	(U.S. dollars in millions, except share and per share)
Consolidated statement of operations data:
Sales of services and products	$1,057.0	$1,131.7	$2,102.5	$2,973.1	$2,948.9
Operating loss	(832.6)	(793.7)	(8653.2)	(2,938.5)	(451.1)
Net loss from continuing operations	(904.3)	(839.0)	(8726.8)	(3,105.7)	(499.4)
Discontinued operations	—	—	14.5	—	—
Net loss	(904.3)	(839.0)	(8712.3)	(3,105.7)	(499.4)
Basic and diluted net loss per share (5)
Income/(loss) from continuing operations	(11.22)	$(10.41)	$(46.27)	$(10.99)	$(1.77)
Discontinued operations, net of tax	—	—	0.08	—	—
Net income/(loss) per share	(11.22)	$(10.41)	$(46.19)	$(10.99)	$(1.77)
Weighted average number of shares, basic (5)	80,617,348	80,617,348	188,614,419	282,706,013	282,728,622
Weighted average number of shares, diluted (5)	80,617,348	80,617,348	188,614,419	282,706,013	282,728,622
Consolidated balance sheet data:
Cash and cash equivalents	$74.4	$40.6	$385.8	$452.2	$330.1
Accounts receivable and other current assets	476.7	916.6	1,560.3	1,245.7	1,234.0
Non-current assets	870.7	4,908.0	4,294.7	1,633.4	1,454.3
Total assets	1,421.8	5,865.2	6,240.8	3,331.3	3,018.4
Current liabilities	1,273.1	1,392.3	1,288.5	1,303.7	1,217.3
Long-term liabilities	17.6	21.5	234.0	186.6	205.2
Minority interests	—	—	0.4	0.7	0.5
Capital stock	—	—	3.3	3.3	3.3
Total shareholders’ equity	131.1	4,451.4	4,717.9	1,840.3	1,595.4
Total liabilities and shareholders’ equity	1,421.8	5,865.2	6,240.8	3,331.3	3,018.4
Other financial data:
Net cash flow provided by/ (used in) operating activities	$(556.1)	$(555.3)	$(937.7)	$242.2	$167.1
Net cash flow used in investing activities	(369.6)	(342.0)	(33.9)	(367.8)	(282.4)
Net cash flow provided by/ (used in) financing activities	914.4	869.7	1,313.1	191.3	(11.4)

(1)	Includes the results of Equant only.

(2)	Includes the results of Equant for the twelve months ending December 31, 2001 and Global One for the period from June 30, 2001 to December 31, 2001.

(3)	Includes the results of Global One, which included the Global One carrier and calling card services with Global One as the primary obligor.

(4)	Includes the results of Global One for the twelve months ending December 31, 2001 and Equant for the period from June 30, 2001 through December 31, 2001. Global One’s carrier and calling card services are included with Global One as the primary obligor from January 1, 2001 to June 29, 2001 and from June 30, 2001 are included in the results with Equant undertaking the services as an agent of France Telecom.

(5)	Basic net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during each period. Under U.S. GAAP the weighted average number of shares outstanding in 1999 and 2000 is deemed to be the actual number of shares issued by Equant in exchange for the contribution of Global One on June 29, 2001 given that Global One did not have consolidated capital stock as it was a combined entity.

(6)	“Operating profit before depreciation, amortization, share plan and restructuring and integration” should be considered only in conjunction with all of the information in the Selected Financial Data as well as the Consolidated Financial Statements. You should not consider it to be an alternative to operating profit/loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity, and it is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. We consider it to be an effective measure of performance as it excludes certain variables that affect net income (including restructuring activities, asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of our operations.

(7)	Under U.S. GAAP, effective January 1, 2002, we adopted the fair value recognition provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (SFAS 123), in accounting for our stock-based compensation plans. Prior to 2002, we applied the intrinsic value method (as permitted under SFAS 123), defined in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under the modified prospective method of adoption for SFAS 123 we selected under the provisions of SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results for prior years have not been restated.

We also adopted SFAS No. 142 “Goodwill and Other Intangible Assets” with effect from January 1, 2002, and ceased to amortize goodwill from that date. Prior to 2002, goodwill was amortized on a straight-line basis over its estimated useful life.

RISK FACTORS You should carefully consider the risk factors described below in addition to the other information presented in this document. This document also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face. Unless otherwise noted, amounts and explanations of disclosures are in accordance with French GAAP.

The Interests Of France Telecom, Our Largest Shareholder, May Differ From The Interests Of Our Other Shareholders

Since acquiring us, France Telecom has taken an active interest in our business, including operational matters ordinarily decided by our management. France Telecom, through its subsidiary, Atlas, holds approximately 54.13% of our voting shares. Accordingly, France Telecom has the ability to control us, and to determine matters submitted for a vote of shareholders. France Telecom also has the right to control the appointment and removal of members of the Management Board and the majority of the members of the Supervisory Board. Through its control of the Supervisory Board, France Telecom can also require the Management Board to submit specific matters not specified by the Articles of Association to the Supervisory Board and direct us to take actions, including related party transactions, that we may not otherwise take. France Telecom’s interest in exercising these powers may not be consistent with the interests of our minority shareholders.

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

You May Face Difficulties In Protecting Your Shareholder Rights

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

France Telecom Could Sell Shares Of Ours That It Owns

France Telecom could sell our shares at any time, subject to the restrictions contained in the Contribution Agreement signed by France Telecom, Atlas and SITA in November 2000. France Telecom currently owns about 54.13% of our shares.

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

In 2002, we had revenues of approximately $3.0 billion, operating losses of $384 million and net losses of $590 million. As reported under U.S. GAAP, our 2002 revenues were approximately $3.0 billion, we incurred operating losses of approximately $2.9 billion and net losses of $3.1 billion.

In 2003, we had revenues of approximately $2.9 billion, operating losses of $276 million and net losses of $356 million. As reported under U.S. GAAP, our 2003 revenues were approximately $2.9 billion, we incurred operating losses of $451 million and net losses of $499 million.

We cannot guarantee that we will achieve or maintain profitability by any measure or, if we do achieve profitability, that we will be able to sustain or increase it on a quarterly or annual basis in the future.

Our Stock Price May Be Volatile

Our stock price may be volatile due to a number of factors, including:

•	France Telecom’s controlling stake in us;

•	actual or anticipated fluctuations in our operating results or those of comparable companies;

•	regulatory developments;

•	technological evolution;

•	general conditions in the global telecommunications sector or regional economies; or

•	price and volume fluctuations in the global stock markets.

Currency Fluctuations Affect Our Results

Currency fluctuations can significantly affect our results of operations and financial condition. We prepare our Consolidated Financial Statements in U.S. dollars. Although the numerous currencies in which we operate have not moved uniformly, the U.S. dollar appreciated against all other major currencies during 2001. The effect of this appreciation was most pronounced on the Euro, with an appreciation of 5.2% in exchange rates during 2001, and an appreciation of 3.0% against sterling. In 2002, the U.S. dollar initially continued its upward trend, reaching a peak against its major counterparts in the first quarter. After a short period of stabilization the dollar started to decline, and overall in 2002, the dollar lost 15.4% in value against the Euro, and 10.8% against sterling. In 2003, this trend continued with the dollar declining by 16.2% against the Euro, and 10.1% against sterling and reaching a low point against both currencies around year-end. Foreign exchange had a positive effect on revenues of approximately $129 million and a negative impact of approximately $199 million on costs.

In addition, translation adjustments have and will continue to materially impact our balance sheet. These adjustments resulted in a decrease in our shareholders’ equity of $42.4 million in 2001, and increases of $89.5 million and $107.4 million in 2002 and 2003, respectively. The change in shareholders’ equity in each year resulted primarily from the translation of local Network assets, held in the currency of the countries in which they are located, into U.S. dollars. We seek to hedge certain exposures from the effect of exchange rate movements on our results of operations. We might not effectively hedge our risks and our use of derivative financial instruments will not have the intended effect of reducing our foreign exchange exposure.

We May Require Additional Funding From France Telecom Or External Sources

At December 31, 2003, we had $330.1 million of cash and cash equivalents, including amounts deposited with France Telecom of $138.2 million, which are accessible to us on demand. We also have an unsecured, short-term loan receivable of $150 million to France Telecom as of December 31, 2003. We have signed a $50 million treasury management agreement with France Telecom. The terms of this agreement are set forth in “Item 5. Operating and Financial Review and Prospects” — “Liquidity and Capital Resources.”

We believe that our existing cash resources will be sufficient to fund our operations beyond the end of 2004. However, should our expectations regarding our income and expenses prove incorrect we may require additional cash at an earlier time, and we may draw down on the treasury agreement from France Telecom. We do not have financing options in place other than the treasury management agreement. If we are unable to generate enough cash from our operations, or to raise additional cash from France Telecom or external sources, our financial condition would be materially adversely affected and we might need to reduce our operations.

We Are Subject To Network Service Interruptions

Like many other data network services providers, we have in the past experienced, and may in the future experience, interruptions in service. Such interruptions could be caused either accidentally or intentionally. Unauthorized use of the network by hackers or others could also potentially jeopardize the security of confidential information that our customers store or transmit. In such instances, we may be liable to our customers, although our customer contracts generally relieve us from liability for consequential damages. The threat of unauthorized use may also deter potential customers. We continue to implement what we believe to be industry-standard security and service continuity protection measures, including the physical protection of our plant and equipment. Our competitors and we have taken similar measures in the past, but these measures have from time to time been circumvented. Our security measures could be circumvented in the future. Addressing security problems may require interruptions, delays or cessation of services to our customers, and additional resources. Our customers could cancel their services if they perceive our Network as being more vulnerable than our competitors, or if we experience significant Network disruptions.

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

We purchase capacity on major international routes where it is economically sensible to do so. The long-term agreements we have entered into (known as Indefeasible Rights of Use or IRUs) to date qualify as capital leases and typically involve the prepayment of all lease costs. These payments are included in long-lived assets in our balance sheet. Should the owner of the capacity fail to honor their contractual commitments, we would be required to impair the asset and need to record an onerous contract provision for the operating and maintenance fees we are contractually obligated to pay for the remaining lease term, but would, in any event, lose the capacity. This could result in our inability to service customers in part or in full, as well as the recognition of asset impairment.

Changing Technology Creates Risk For Us

Our ongoing success will depend, in part, on our ability to service changing customer requirements. The data network services industry is characterized by:

•	rapidly changing technology;

•	evolving industry standards;

•	high levels of competition as information technology integrators enter the market;

•	frequent new product and service introductions; and

•	changes in the design and delivery of data network services and customized solutions.

We may not successfully identify new product opportunities, bring new products to market in a timely manner, keep abreast of our customers’ innovations or adapt our business to alternate delivery systems. Our inability to meet evolving industry standards and customer requirements could have a material adverse effect on our business, financial condition or operational results.

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

If We Fail To Meet Our Strategic Objectives, We May Not Be Able To Meet Our Future Business And Revenue Goals

We operate in a competitive, rapidly changing environment, and our future business and operating results depend in part on our ability to adapt to our customers’ requirements. In response to the evolving needs of our customers, we plan to focus on expanding our portfolio of service skills and to build our consulting, service and project management services, as well as expanding our integration and managed service businesses, and combine them with our network services to provide our customers integrated network and IT infrastructure solutions. The expansion and integration of these service skills require substantial financial, operational and management resources. If we do not successfully develop and integrate our portfolio of service skills or we fail to predict the future service needs of our customers, we may face competitive disadvantages or be unable to support our clients’ communications needs adequately in the future. In addition, if we have underestimated the cost of this plan, or if we have failed to predict the needs of our customers in the service sector or are unable to successfully implement this plan, we may not meet our revenue goals.

Our Entry In The Outsourcing Market May Not Be Profitable

As we actively pursue opportunities in the communications infrastructure outsourcing market, we face the risk of reduced short- term profitability resulting from initial high operating and capital expense required in the first two years to deliver service to new customers. Our success in this market depends on our ability to integrate complex and heterogeneous customer environments; manage our vendors efficiently; reduce the customer’s cost of operating its communications services; and successfully migrate the customer’s communications systems to our virtual private network. If we are unable to successfully manage all of these factors, we face the risk of incurring additional losses. If we are successful in winning multiple outsourcing projects, we may not have the resources to properly manage multiple outsourcing contracts simultaneously.

We Are Dependent On SITA, Our Largest Customer and Indirect Sales Channel

In 2003, SITA accounted for approximately 22%, or $641 million, of our revenues. SITA is by far our largest customer and indirect sales channel. SITA derives its revenues almost exclusively from the air transport community. Ties between SITA and the air transport community are strong, since members of that community own SITA. The commercial airlines are not, however, required to use SITA for their communications needs. The ongoing economic downturn in the air transport industry has already reduced SITA’s spending with us. Our contract with SITA provided “minimum revenue guarantees” of $504 million from July 2001 through June 2002 and $495 million from July 2002 through June 2003. Since the expiration of the minimum revenue guarantees in June 2003, our revenues from SITA have decreased by $52 million as compared to the second half of 2002. Now that the “minimum revenue guarantee” commitment has expired, we may experience further significant reductions in SITA revenues, which could adversely affect our business, financial condition, or results of operations, if we are unable to generate comparable new revenues from other sources.

We Are Dependent On France Telecom, Our Second Largest Customer

France Telecom, our second largest customer, accounted for approximately 13%, or $372 million, of our revenues in 2003. Any significant reductions in France Telecom revenues could adversely affect our business, financial condition, or results of operations, if we are unable to generate comparable new revenues from other sources. None of our other customers (other than SITA) accounted for more than 3% of our revenues in 2003.

We Do Not Control Radianz, Our Joint Venture With Reuters, To Which We Have Certain Obligations

We have equal representation on the board of Radianz with Reuters and the provisions of the shareholders agreement we entered into with Reuters regarding Radianz suggest that operating decisions are jointly controlled. However, in practice (and principally due to Radianz’s start-up nature), we are unable to invoke joint control because Reuters remains the dominant customer of Radianz, and accordingly is in a position to affect significantly the operations of Radianz without our prior approval.

Our ability to affect Radianz’s performance is limited by our ability to influence its operations. Moreover, our ability to generate revenues from Radianz may be limited if Radianz and we develop conflicting network strategies in the future or if Reuters ceases to use the Radianz network.

Our Failure to Deliver Cost Savings To Reuters Could Adversely Affect Our Results Of Operations and Our Financial Condition And Cause Us To Lose Our Investment in Radianz

Our agreement with Radianz obligates us to migrate portions of Radianz’s backbone network onto our Network by July 2003. We agreed to deliver cost savings on the operation of the migrated network. Under the terms of the agreement with Radianz, we are required to compensate them in cash for any shortfall in the cost savings anticipated in the agreement (which is calculated using detailed formulae) if we do not migrate the network by July 2003. We did not migrate the network by the July 2003 deadline. We have agreed with Reuters and Radianz to change the nature of the migration due largely to the more stringent requirements of Reuters. While we cannot now quantify the amounts we may have to pay to compensate Radianz, this payment could be material and could adversely affect our results of operations and financial position.

Renegotiation of the Joint Venture Agreement With Reuters May Result In Additional Costs

We have contributed $225 million to Radianz and agreed to provide future services up to $125 million to Radianz over a period of up to ten years from the date we entered into these arrangements in July 2000. As of December 31, 2002, we provided Radianz credits of approximately $31 million, in connection with these future services, and additional $12.5 million in 2003 for a total of $44 million since inception.

We are currently renegotiating the terms of the Radianz joint venture with Reuters. If these negotiations are unsuccessful or are concluded on terms not more advantageous to us than the current terms, we may be facing additional costs. While we cannot now quantify the costs we may incur in connection with the renegotiation of the joint venture, these costs could be material and could adversely affect our result of operations and financial position. Moreover, we may fail to recover our investment in Radianz.

We Are Currently Dependent Upon Sales Through Indirect Channels

Indirect channel sales are an important element of our business. The term “indirect channels” refers principally to Sprint, Deutsche Telekom, and other incumbent operators. These indirect channel entities sell our services in specified regions or market sectors, generally under rebranding arrangements. Sales through indirect channels other than SITA totaled $345 million, or 12%, of our revenues in 2003, including approximately $89 million from Radianz, $80 million from Sprint and $24 million from Deutsche Telekom, and an aggregate of $152 million from other indirect sales channels. Overall revenues from these indirect sales channels decreased by $70 million in 2003 as compared to 2002. Revenues from these other indirect sales channels will likely decline.

We Face Uncertain And Changing Regulatory Restrictions

Various restrictive laws, policies, and licensing requirements in the telecommunications and data network services industries affect our business operations because they establish regulatory and market access barriers. The products and services we provide are deregulated and, in some cases, no license is required. In most of the jurisdictions in which we operate, however, we generally must obtain licenses or enter into arrangements with locally licensed operators. Our ability to provide services in those jurisdictions depends on the continued availability and effectiveness of those licenses or arrangements.

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

Our Industry Is Highly Competitive

We expect that competition in the data network, integrated and communications outsourcing services, market will continue to increase as:

•	nations further liberalize their telecommunications markets;

•	the data network industry consolidates;

•	multinational corporations (“MNCs”) opt to outsource their communications needs to reduce their costs;

•	new technologies emerge; and

•	excess domestic and international transmission capacity continues to saturate the market.

We expect these factors will continue to place severe downward pressure on the price of transmission capacity used to deliver our services. In addition, we will likely face greater competition from competitors with significant financial and other resources.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

We provide global, integrated and customized communications infrastructure solutions, comprised of data and Internet Protocol (“IP”) network products and value-added services as well as network integration services. Our target customers are MNCs and international institutions such as Ernst & Young, Hanjin Shipping, Japan Tobacco International, Le Meridien Hotels, Ministry of Foreign Affairs – Netherlands and Zurich Financial Services. Using our portfolio of value-added services and the seamless geographic reach of the Network, our customers can access their own company’s information and applications, as well as applications available from the Internet, anywhere in the world through direct connections or “dial-up” from portable computers or other network access interfaces. Our product portfolio includes:

•	managed data and IP network services;

•	network design and integration services; and

•	Value-added services such as consulting, project management, messaging, hosting and security services.

Equant N.V. is a corporation organized under the laws of The Netherlands. Our principal executive office is located at Heathrowstraat 10, 1043 CH Amsterdam, The Netherlands, and its telephone number is +31 20 606 9100. We also maintain executive offices in Herndon, Virginia in the United States and in Paris, France. Our registered office is in Amsterdam, The Netherlands. Our agent in the United States is Michael Berg, Senior Vice President and General Counsel, 2355 Dulles Corner Boulevard, Herndon, Virginia 20171. We define a number of the telecommunications related terms we use in this document on page 36 in “ Glossary of Selected Telecommunications Terms.”

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

In the second quarter of 2000, we formed Radianz with Reuters, a company that is 51% owned by Reuters and 49% owned by us. Radianz, which commenced operations on July 1, 2000, provides secure IP network services to the financial services industry. We contributed $225 million in cash, in addition to some of our customer contracts, to Radianz and agreed to provide $125 million in services to Radianz over a period of up to ten years.

On November 19, 2000, as part of a wider set of separate but interrelated transactions, we entered into a contribution agreement with France Telecom and its wholly owned subsidiary, Atlas, which owned Global One. Global One was a provider of data, voice and IP telecommunications services with its own backbone network. Global One, which maintained its joint global headquarters in Reston, Virginia, USA and Paris, France, focused primarily on multinational businesses and their suppliers, distributors and customers. On completion of these transactions on June 29, 2001, France Telecom acquired a controlling interest in us. Pursuant to the execution of numerous contracts among France Telecom, its subsidiary Transpac, SITA, SITA Information Networking Computing N.V. (a SITA subsidiary) and us:

•	We acquired 100% of Global One in exchange for 80,617,348 newly issued Equant shares; and

•	France Telecom subscribed for 10 million of our newly issued convertible preference shares for $1 billion in cash and also acquired 67,950,000 of our shares from the SITA Foundation in exchange for 30,886,364 existing France Telecom shares.

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

At the same time, we terminated the Joint Venture Agreement with SITA and replaced it with several agreements we describe in detail in “Item 7. Major Shareholders and Related Party Transactions”. These agreements consisted of Strategic Relationship Umbrella Agreement, which establishes the general principles that govern the relationship between us; a Network Services Agreement, which establishes the terms and conditions that govern our delivery of network services to SITA; and a Transition and Management Agreement, which establishes the terms and conditions for the transfer over time of assets and employees to support the network from SITA to us and our management of the Network. Under our current arrangement with SITA, we control and manage the Network. We provide our portfolio of products and services to SITA, who delivers those services to the air transport community, globally.

On June 29, 2001, we also entered into a number of agreements with France Telecom through its Transpac subsidiary, which establish the legal arrangements with France Telecom relating to the sale and support of our services in France. In 2002, we entered into definitive agreements with France Telecom and its affiliates to support its carrier and voice businesses. These agreements were contemplated and referenced in Annexes to the Memoranda of Understanding entered into at the close of the merger in 2001. These new agreements are described further in Item 7. Redacted copies of these agreements were filed with our 2002 20-F as Exhibits, 1, 2, and 3. See “Item 7. Major Shareholders and Related Party Transactions”.

Since the 2001 merger with Global One, we have offered our products and services through one centralized organization instead of three operating divisions. In addition, following the France Telecom transactions, we now report our results under French GAAP instead of U.S. GAAP. In 2003, we substantially completed the legal integration of our and former Global One local country subsidiaries and branches identified for integration.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures”.

BUSINESS OVERVIEW

In response to the evolving needs of our customers, in the latter part of 2003, we began to develop our nascent consulting, service and project management services as well as integration and managed services. By combining these services with our core data and IP network products, we are able to design customized solutions to enable our customers’ critical business processes for delivery on our seamless global Network.

In 2004, we will continue to provide high quality data and IP network products and intensify our focus on delivering customized communications solutions to MNCs and international institutions designed by our 3000 service professionals, including fully managing the customers’ communications needs on an outsourced basis.

Competitive Strengths

Today’s corporate communications infrastructures are designed to enable critical business processes and applications to support operations on a global scale. MNCs demand real-time access to mission critical applications that require high levels of customization, performance, reliability and security. We believe that with our global Network reach combined with our services offering, we are well positioned to meet these demands. Specifically our competitive strengths include:

     Global Network Footprint. Our Network reaches 220 countries and territories. We believe our ability to provide services in locations where our competitors cannot is a key selling point.

     Network Strength. The Network is designed to support high bandwidth, multimedia applications and is continually upgraded to take advantage of new technology. We have full operational control of the Network, rather than providing service through a patchwork of interconnected alliances. We believe that this provides a key advantage over our competitors.

     Global Support Infrastructure. Many of our customers operate on a global basis and require us to provide local support to the entirety of their operations, and not just to their headquarters. We operate five Global Customer Service Centers, and seven Hosting Centers, with staff based in approximately 165 countries. We believe that our ability to provide direct support to network management and integration services customers in such a wide range of locations is a key advantage over our competitors.

     Combined Network and Services Expertise. Our strategy is to deliver customized, integrated communications solutions using our seamless global Network and our portfolio of services. Our IP based network is designed to support the increasing convergence of data, voice and video. In contrast, many of our competitors have traditionally focused on voice telephony within national markets. We believe that our significant experience in operating a Network combined with our services expertise provide us with a competitive advantage.

     Customized Service Offerings. We provide our customers with a wide range of services that complement our data and IP network products. With our local support expertise in approximately 165 countries, we are able to deliver consulting, project management, service management, integration services as well as messaging, hosting and security to our customers both globally and locally. The offering of many of these services capitalizes on our relationships with Cisco, Nortel and Microsoft and we have earned formal global accreditation from each of these companies.

     Strong Customer Base. We have a broad and stable base of customers across a wide range of industries. We serve over 3700 large business customers, including two-thirds of the top 100 companies in Business Week’s “Global 1000” list for 2003, such as Ernst & Young, Hanjin Shipping, Japan Tobacco International, Le Meridien Hotels, and Zurich Financial Services. Our focus on building long-term relationships with blue chip organizations has resulted in an ongoing expansion of the level of business with these customers.

Our Company Today

We appointed a new CEO in August 2003, as we completed the integration phase, which began after the Global One merger in 2001. Our strategic direction is now focused on using our global Network reach to grow our presence in the communications services market. Under the leadership of our new CEO, we have undertaken a number of initiatives to put us on track for growth and profitability. Chief among these initiatives is an internal reorganization, which underscores our reinvigorated focus on designing, delivering and managing customized, integrated solutions for our MNC customers. We have replaced our Customer Service and Network (“CS&N”) function with three new functions to improve customer service, network and management operations. These functions are Customer Care and Integration Services (“CCIS”), Network, Managed Services and Security (“NMSS”) and Business Operations and Services (“BOS”). Moreover, we have organized our service skills into five business practices, — Consulting, Project Management, Service Management, Field Services, and IT Services — to optimize the skills of our 3000 service professionals to meet the varied needs of our MNC customers.

Customer Care and Integration Services

CCIS’ mission is to provide the best customer service in our industry by reinforcing the concept of customer satisfaction across our company and enlisting the skills of all customer-facing entities as a means of supporting the growth of our service revenues and profitability. The CCIS function is comprised of:

•	a new Customer Advocacy organization that works with our Customer Service Excellence organization to identify and anticipate customer services needs;

•	a Field Operations & Integration Services organization to ensure customers receive first-class service in all of the countries and territories in which we operate;

•	a Customer Service Delivery organization to provide our customers new, changed or additional services they may require to meet their business needs across the globe;

•	a Global Customer Service organization to provide around the clock global support to our customers using the five Global Customer Service Centers dispersed throughout the world; and

•	an Operations Support and Customer Process & Tools organization to support the CCIS function.

Network, Managed Services and Security

NMSS has prime responsibility for managing the network to deliver high quality, cost-efficient services to our customers and coordinating our network and physical security, globally. The NMSS function is comprised of:

•	A Service and Network Evolution organization, responsible for managing and refining Equant’s network and services to cost-effectively support our customers, meet the company business objectives and align with the product strategy.

•	A Service and Network Deployment organization responsible for establishing required infrastructure for all network platforms to support activity growth and rollout new services. It is also accountable for customer and network changes, driving to a right-the-first-time objective for both network and customer changes;

•	A Network Operations organization comprised of a Global Network management unit — responsible for managing the Equant Backbone Network on a 7x24 basis, full back-up/ immediate disaster recovery;

•	A Business Voice Operations organization responsible for driving the overall operational effort for the Voice Product & Solutions line of business;

•	A IT Services organization responsible for designing, implementing and operating our portfolio of Messaging, Server Management and Security solutions, in conjunction with Sales & Marketing; and

•	A Global Programs and Supplier Management organization responsible for ensuring cross-functional activities within NMS.

Business Operation and Services

We have consolidated all of our internal logistics and general services under BOS to achieve the appropriate balance between the quality and cost of our assets. BOS is comprised of:

•	a Telco and Access Management organization responsible for the purchase or lease of circuits, relationship management, access pricing, access technology in conjunction with NMSS, circuit cost and circuit inventory management;

•	a Purchasing and Supply Chain Management organization responsible for managing and monitoring the corporate global spend, standardizing our procurement process and improving just-in-time inventory, including the transport, security and physical custody of equipment;

•	a Corporate Services organization responsible for real estate and facilities management, and corporate telecommunications;

•	a Business Intelligence and Analysis organization responsible for delivering end-to-end operational reporting of our business activities to management, which includes reporting, analysis, key performance indicator automation and benchmarking;

•	a Satellite & Wireless organization responsible for designing, implementing, and managing corporate and multimedia satellite and wireless networks for Internet, voice, data and video applications that extend our terrestrial backbone and access networks; and

•	a Training Center of Excellence organization responsible for technical, management, product and sales training.

Other Functions

We have consolidated our Brand and Strategy functions as well as streamlined our Marketing function and combined them under a new function named Business Development, Marketing and Communications. In addition to this newly formed function, the Sales and Marketing function will continue to lead our global sales and operational marketing efforts using a consultative sales engagement model focused on selling customized solutions including pursuing outsourcing opportunities to fully leverage our Network reach and our data portfolio. The Products and Solutions function will continue to manage the lifecycle of our portfolio of products and solutions, with the Finance, Human Resources, Information Technology and Systems, and Legal and Regulatory functions providing global support to the business.

Strategy

In response to the evolving needs of our MNC customers, in the latter part of 2003, we began to expand our portfolio to develop our nascent consulting, service and project management services as well as integration and managed services. To increase our leadership in global, integrated and customized communication solutions around the world for MNCs, we intend to further expand our existing portfolio of service skills and combine them with our network expertise. Our goal is to nearly double the proportion of our service revenues to 25% of total revenues in 2006 / 2007. In order to drive growth in our service business, we have reorganized our services skills around five business practices covering consulting, project management, service management, integration services and managed services. This focus on the services business will enable us to address a larger part of the communications services market and allow us to further differentiate our offerings from competitors. To execute our strategy, we intend to focus on the following priorities:

•	targeting the top 5,000 MNCs in our target market;

•	capitalizing on our global Network reach, international business experience and broad data and IP network product and communications services portfolio;

•	enhancing our outsourcing expertise;

•	optomizing our services expertise in the five new business practices;

•	enhancing our convergence solutions and services, particularly in mobility and voice;

•	reducing our access and transmission costs; and increasing the efficiency of our back office support organization.

Data Network and IP Services

Our strategy for growing this part of our business is to expand our network product portfolio to provide greater flexibility to respond our customers’ needs. This will encompass both private and public based VPN networks. In 2003, we added new customers for our IPVPN product and signed our 1000th IP VPN customer. We also enabled the migration of our legacy data customers to new IP-based solutions.

In 2004, we will further reinforce our data and IP network products portfolio with VPN bridge to allow a smooth migration from legacy data to IP, Customer Managed IP VPN, especially for the North American market and Optical Ethernet to enhance our high-speed offerings and reporting capabilities for all data and IP services. We also plan to offer our IP VPN service to our indirect channel partners for resale in 2004.

Services Business

We will continue to expand our services business to be able to deliver integrated network and IT infrastructure solutions to our customer base. To drive the growth of our services business, we have reorganized our 3,000 service professionals, which include consultants, project managers, service managers, managed services experts, and field engineers into five business practices to address the key needs of MNCs. The business practices are:

Consulting Practice – Our 300 consultants, who are part of the Sales and Marketing function, assist customers in designing effective communications infrastructure solutions to support their business operations.

Project Management Practice – Our 300 project managers, who are also part of the Sales and Marketing function, manage the implementation of the solution for the customer.

Service Management Practice – Our 350 service managers, who are part of our of CCIS function, ensure operational efficiency focusing on overall performance, capacity, change management, availability, and enhanced fault management.

Field Services Practice – Our 1500 field engineers, who are part of our CCIS function, provide local support with global coordination, preventive maintenance with remote diagnostics and remediation.

IT Services Practice – Our 450 engineers, who are part of our NMSS function, design, deliver and manage solutions in messaging hosting and security and server management.

To implement this strategy, we will leverage our network expertise and the five newly established business practices to assist our customers in analyzing and improving their business processes, integrating complex communications solutions, securing a high level of operational efficiency and accessing a comprehensive portfolio of network related services. We believe the fact that we control our global Network is significant in differentiating us from our competitors in the IT applications and communications services market, who do not operate a network. We have already experienced some success with this strategy as evidenced by the fact that MNCs such as Electrolux, Le Meridien, Lufthansa Systems, and Infratec GmbH among others, have purchased our services.

Industry Background

Technology Overview

Data networks use packet switching technology to transmit both data and voice as opposed to the circuit switching technology most voice networks employ. Packet switching technology is particularly suited to the “bursty,” error-intolerant nature of data transmission. Compared to circuit switching, it provides data networks with better bandwidth utilization, improved congestion control, error detection and correction, powerful addressing facilities and higher availability in the case of node and line failures. Packet switching divides data into segments, each of which is enclosed in an individual “data envelope”. These data packets contain user data plus information such as addressing, sequencing and error control. A typical user message can consist of one or more packets. Packet switching technology today has developed to include frame and cell switching technology.

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

The most common data network protocols are:

•	Internet Protocol (“IP”), a set of network access standards that enable efficient communication across data networks, particularly the Internet and most Local Area Networks (“LANs”). IP is used in our IP Dial; IP VPN; Internet Direct; Internet VPN; and LAN Access services;

•	Frame Relay, an open protocol offering both access to a network and carriage of data across a network. This protocol is often used to carry IP and proprietary protocol traffic;

•	Asynchronous Transfer Mode (“ATM”), a high-speed open protocol that has been developed for very high transmission rates. This is deployed both within core networks and as an access technology. Many Wide Area Networks (“WANs”) use this common protocol to aggregate traffic efficiently, giving better linking for multimedia type services; and

•	X.25/X.28, a set of open standard packet switching protocols that allow low to medium speed terminals to have either dial-in or permanent access to a network from the user’s premises and operate on a network.

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

Among available protocols, IP is experiencing very strong growth as the protocol of choice for new networks, while Frame Relay use has stabilized in developed countries and continues to grow at a steady pace in the developing countries. X.25, now approaching the end of its life cycle, is still used in the countries that lack the telecommunications infrastructure of the quality necessary to deliver high speed and high quality service, while in most technologically advanced countries, X.25 is used as a legacy WAN service.

ISDN is often used as a dial back up to provide connectivity in the event of a failure of an access circuit. Access to the network is by definition local. To establish a permanent connection, leased lines are traditionally used and are a proven means of access. They are widely available, but they can also be expensive. Other network access options include:

•	Digital Subscriber Line (“DSL”). DSL is a broadband access technology that enables efficient use of existing copper infrastructure. We offer this service to our customers who require connectivity to smaller sites.

•	Dial-up connections that rely on Public Switched Telephone Network (“PSTN”), ISDN to VSAT.

•	With the combination of second generation of GSM Data and newer technologies such as Generalized Packet Radio Services (“GPRS”) now available in selected countries, mobile access has now reached a good level of performance in terms of speed and coverage.

The Communications Services Market

As a result of the global economic slowdown, IT and telecom budgets stayed flat and cost savings became an imperative for a vast majority of companies over the past three years. The outlook for IT and telecom budget spending in the next year is cautiously optimistic. Although some industry analyst consider that IT and telecom budget spending will likely increase in 2004, we have planned our activities assuming a stable communications services market of $26.5 billion. This includes data and IP networks, voice over IP networks, network equipment sales and network outsourcing. We will also continue to expand our presence in the IT services market.

To the extent there is growth in the global data networking services market it will likely be driven by several factors:

•	The growth of traffic due to the continuous growth of Internet usage and e-business, and the increasing demand for “media-rich” applications. These translate to increasing intranets, extranets, e-mail messaging, collaborative applications, electronic data interchange and other applications to facilitate electronic transactions.

•	The continuing convergence of multiple network infrastructures for voice, data and video. Multiple network infrastructures have significantly increased the complexity of implementing and maintaining, as well as the cost of operating such networks.

•	Deregulation and liberalization of the worldwide telecommunications industry. New competition is not limited to domestic providers, as increasingly companies are seeking new sources of revenue in foreign markets. These trends have led to the growth of global service providers and industry consolidation. Increased competition has forced decreasing and flexible pricing. Increased competition is also evidenced through the availability of more and varied services, and the increasing variety of service providers, for example, internet exchange carriers, internet service providers, broadband providers, content delivery providers or storage providers.

•	The growth in the number of telecommuters and mobile workers that need to collaborate on projects using company resources has created the need for reliable remote connectivity for multi-national, large, domestic and even small companies.

Business customers’ requirements for their communications infrastructure include:

•	managing diverse and technically complex network application functionalities and customized solutions;

•	managing legacy systems and migration to newer applications and IP based networks and systems;

•	managing frequently changing and complex networks, and accommodating relocations, additions and removal of sites and staff reorganizations;

•	ensuring remote access to corporate information and communications for all remote employees

•	managing increasing complex disaster control and recovery capability; and

•	working with decreasing networking budgets and reducing the total cost of ownership for their networks and systems.

Another trend in the communication infrastructure business is customer migration towards a hybrid of public and private IP services in small and remote locations to reduce the cost of transmitting increasing volumes of data. Business customers are also concerned with the quality of service and the need for service level agreements as a means of ensuring availability, latency and guarantees against loss of application performance.

To meet the expanding customer expectations and requirements, communications network service providers are continuing to improve network infrastructure with new technology. These networks are often referred to as next-generation optical networks. These networks reduce the high cost and complexity of traditional backbone networks, by providing a more efficient way to transmit large amounts of data as well as coping well with dynamic capacity demands. MPLS is used in many of these networks to provide virtual private networking capability.

Managed services represent an increasingly important part of the communication infrastructure solutions for MNCs. The management of content, applications, and servers or the provision of a fully managed messaging service, forms a significant element of this new paradigm. For communications service providers, the ability to support critical business processes increasingly require the network to interact efficiently with other elements of IT infrastructure, including security.

Our Skills and Know-How

The focal point of our business, and our key competitive strengths, are the Network and the skills of our highly specialized employees whose top priority is customer service. We offer our portfolio of managed data, voice, integrated voice and data and other value added network services through a single global network. The Network currently spans 220 countries and territories with local support in 165 countries. IP is available in 142 countries, either through native IP or other broadband protocols, Frame Relay at 1040 sites in 186 countries, and ATM at 272 sites in 47 countries. Overall, the network serves approximately 3700 large business customers, with approximately 42,500 customer routers and approximately 180,000 customer connections.

We operate and manage the Network. SITA, with whom we previously operated the network under a joint venture agreement prior to the France Telecom transactions, has become an indirect sales channel and our exclusive partner for delivering our services to the air transport community, which generally consists of airlines, airport operators, and related businesses. In some countries, SITA cannot yet transfer ownership of the network and thus we manage such networks on SITA’s behalf in order to ensure the orderly and seamless operation of the Network globally. We are responsible to SITA for the cost of operating in those countries. SITA will continue to operate locally in countries until we can assume full ownership of all of the local network assets. We will assume ownership as soon as it becomes possible in each of the affected countries.

Equipment and Systems. The Network makes extensive use of large capacity communications circuits, including 2.5Gbps wavelength and wide-band circuits with capacities of up to 622 Mbps. The infrastructure deployed to support our customer connections includes more than 1930 IP routers, 1,630 Passport nodes, 2,078 Data Packet Nodes, 19742 PPP dial channels and 15498 X.28 dial ports. The Network supports customer traffic with international bandwidth of more than 39 Gigabits per second and domestic bandwidth of 80 Gigabits per second.

The configuration of the Network provides many alternate paths for data packets to travel to connect points on the Network. This approach is “fault tolerant,” since a fault, such as a broken line or switch, will not interrupt traffic, as intelligent switches in the Network can sense the failure and dynamically reroute the flow using alternate routes. The Network also uses switches that are fault tolerant and contain redundant elements that can be brought into service if one element fails. Nortel Networks and Cisco principally supply our Network equipment.

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

Network Development and Integration

In 2003, we deployed our optical infrastructure to support traffic flows for both ATM and IP. In 2004, we will progressively separate ATM and IP traffic in order to:

•	enable our IP traffic to grow beyond the limits of the ATM platform;

•	reduce the overhead caused by the addition of the ATM layer for transport of pure IP traffic; and

•	converge our IP and Optical platforms.

Global Operations

The following table shows our revenues by geographic region. Revenues are attributed to the region in which the services are invoiced.

	For the year ended December 31,
	2001	2002	2003
	(U.S. dollars in millions, except percentages)
Americas	$801.7	$689.8	$626.7
As a percentage of revenues	33.5%	23.2%	21.3%
Europe, Middle East and Africa	1,348.6	2,147.4	2,175.6
As a percentage of revenues	56.4%	72.2%	73.8%
Asia Pacific and Japan	240.4	135.9	146.6
As a percentage of revenues	10.1%	4.6%	4.9%

Total	$2,390.7	$2,973.1	$2,948.9

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

Products and Services

We offer network, integration and other services. Our data and IP network products include Frame Relay, LAN Access, ATM, IPVPN, Internet Direct and traditional MDNS (X25/X28). Integration services include remote server management, messaging, hosting, security, fulfillment or equipment sale, deployment, maintenance and consulting services. Other services includes convergence solutions and circuit-switched voice services. The following tables show revenues from the provision of network services, integration services and other services.

	For the year ended December 31,
	2001	2002	2003
	(U.S. dollars in millions, except percentages)
Network services:
Frame Relay and IP	$947.2	$1,336.8	$1,407.1
As a percentage of Network Services revenues	75.3%	85.3%	87.6%
Traditional MDNS (X.25/SNA/SDLC/X.28)	311.3	230.3	200.0
As a percentage of Network Services revenues	24.7%	14.7%	12.4%

Total	$1,258.5	$1,567.1	$1,607.1

Integration services:
Fulfillment & System Sales	$121.5	$135.1	$166.8
As a percentage of Integration Services revenues	27.2%	29.8%	35.0%
Hosting and applications	91.3	122.5	133.0
As a percentage of Integration Services revenues	20.4%	27.0%	27.9%
Other Integrations Services	234.3	195.8	176.8
As a percentage of Integration Services revenues	52.4%	43.2%	37.1%

Total	$447.1	$453.4	$476.6

Other services:
Convergence solutions	$101.0	$149.6	$140.0
As a percentage of Other revenues	71.0%	62.6%	62.4%
Services provided to France Telecom affiliates	41.3	89.3	84.2
As a percentage of Other revenues	29.0%	37.4%	37.6%

Total	$142.3	$238.9	$224.2

SITA Contract(1)	$542.8	$713.7	$641.0

Total	$2,390.7	$2,973.1	$2,948.9

(1)	Sales to SITA are not segregated by product line.

Network Services

We provide a full range of MDNS, using established industry protocols. MDNS is the generic name given to wide area network data transport services managed by a supplier with a higher degree of functionality, security, reliability and cost effectiveness than data transport services traditionally provided by public telecommunications organizations through leased lines. For any customer, the availability of a particular access method, transmission speed or service is dependent upon a combination of factors, including:

•	the local telecommunications infrastructure;

•	regulatory considerations in the relevant jurisdiction; and

•	the nature of the customer premises equipment.

We provide both direct access (i.e., fixed and continuous connections between different customer sites) and remote access (i.e., connections initiated and terminated by a remote user) via the dial telephone network as well as the Internet including using DSL connections.

IP Services.

Equant IP VPN. Equant IP VPN provides a private and secure connections an MPLS-based architecture. The key features are:

•	IP VPN “Plug” — We provide an IP Plug, which delivers all IP services to the customer through a simple any-to-any connection.

•	Fully secured VPN — The MPLS technology affords the customer a unique and fully secured closed user group, as secure as in a frame relay or leased line network.

•	Variety of access methods including native IP, leased line, Frame Relay, ATM, dial access, dedicated satellite access, Internet access (bundled with IPSec) and DSL.

•	Class of service (CoS) management (application awareness) allows prioritization of customer applications between multimedia and data traffic with four levels of priority.

We intend to use our MPLS infrastructure to continue to deliver virtual private networking with ‘differentiated class of service’ backed by strong service level agreements, and allowing the path to convergence of voice, data, and video. In 2004, we will continue to enhance IP VPN access methods, and introduce satellite access, Wi-fi access for roamers and Optical Ethernet access for high speeds.

In 2004, we will continue to meet low end site requirements worldwide by leveraging retail DSL offers from local internet service providers to complement our existing DSL access coverage and increase availability to over 60 countries. In 2003, we launched our DSL access service to IP VPN in 13 countries. We also plan to launch in 2004, Customer Managed IP VPN services, and IP VPN Services customized for indirect channel partners; and continue to strengthen our reporting capabilities and continuity services for IP VPN.

Equant Internet Direct and Internet VPN. Equant Internet Direct is designed for customers who use the Internet as a strategic resource and require a high level of Internet reliability and services on a worldwide basis. In 2003, we launched Network Based Internet Gateways. In 2004, we will introduce an internet service provider resale solution, which is a one stop management capability for customers. We will also enhance our Equant Internet VPN services with VPN bridge capability for IP VPN or frame relay.

Frame Relay Service. Frame Relay is particularly suited to customers who want to manage their internal networks by acquiring dedicated, but virtual paths between their locations, and as such, is a cost-effective means of connecting geographically dispersed office LANs such as those for a multi-site business. We offer Frame Relay services in a large number of city locations and countries, including all major business centers in North America, Europe and the Pacific Rim, with access speeds of up to 45Mbps. Despite the growth of IP VPN services, Frame Relay continues to be a key WAN service throughout much of the world, especially for mission-critical applications in the developing regions of the world.

LAN Access Service. This network offering is based on our robust Frame Relay network service but also includes Equant managing routers, switches and other Customer Premises Equipment (CPE). Customers increasingly prefer this managed CPE option to manage a portfolio of Cisco routers or Nortel switches on the customers’ premises, as they better understand how to improve performance and better reduce their total cost of ownership. Selecting a managed CPE option avoids the need for customers to invest in maintaining and upgrading their own hardware.

ATM Service. Our ATM service, which has been on the market since 1999, provides customers with transport speeds of up to 155 Mbps, which is suitable for transmitting high volume data applications, as well as integrated voice and video. Customers who have high-speed mission critical networking requirements select our ATM service, and use this service to provide full multimedia integration. In 2003, we grew the number of connections and revenues for this service.

ATM/Frame Relay/LAN Access Product Developments. We continually enhance our portfolio of WAN services. In 2003, we continued to integrate our back office operations to improve productivity in the delivery and maintenance of our services. In addition, minor feature developments were put in to maintain our Frame Relay / LAN Access/ATM competitive profile including new access methodologies using DSL, Internet and satellite technology.

Traditional MDNS (X25/X28). We offer direct access services, providing LAN-to-LAN connectivity, employing the X.25 protocol. These services provide flexible, cost-effective connections in a wide number of locations. Although customers in the United States, Western Europe and Japan are migrating to more rapid, higher capacity services, X.25 and SNA/SDLC usage continues to be used in emerging markets in Eastern Europe, Asia and Africa. Equant’s traditional MDNS provides the quality required for most modern data-communications transport protocols. X.28 is a dial access (through the telephone network) arrangement of the X.25 Managed Service.

Service Management Tools. We have consolidated our range of service management tools into one single tool called Equant WebVision. This real-time tool permits our customers both to monitor performance of the services we provide and observe our progress in resolving problems. Equant WebVision is a real time monitoring tool that provides customers with information on traffic, connections, and configurations and is a PC based on-line browser tool. Equant WebVision also allows customers to view “trouble tickets,” or reports of problems or errors. WebVision includes a suite of services that are offered over the portfolio of IP and Data services, under the name of Customer Select Program. With the addition of Equant Application Visualizer, launched at the end of 2002, we provide access to information on the customers’ application usage across their LAN and WAN. We plan to launch a fully managed version of Equant WebVision for the Asia Pacific region in 2004.

Integration Services

Our integration services consist of the deployment, monitoring and maintenance of customers’ equipment as well as consultancy and professional services to support our customers beyond their networking requirements. With engineers and consultants, linked by three of our five global support centers, our integration services allow us to manage the customers’ network remotely, including application performance, monitoring and diagnostics. The integration services portfolio currently consists of the following services:

Deployment Services. Implementing international projects using internal resources can place a heavy burden on a customer’s internal team. We focus on three types of projects: LAN Deployment, Cisco Router Deployment and Nortel Integration Services. Deployment includes resale of network equipment and staging and installation of LAN and WAN infrastructure worldwide and general equipment supply.

Maintenance Services. We provide local support with global coordination of support professionals in more than 80 countries and 200 service locations. By leveraging our service partnerships such as that with SITA, we are able to extend service to over 200 countries. Our Global Customer Support Centers manage any reported incidents, supported by Atlas, our global service management system.

Enterprise Remote Management. We provide remote management capabilities to address customers’ SNMP-based devices. Enterprise Network Management provides an out-tasked solution for customers seeking 24-hour proactive fault management of their network equipment and servers.

Consulting and Professional Services. We provide both consultancy and project management to take responsibility for every aspect of the deployment of a customer’s solution. We have consultants who specialize in Security, Messaging and IP Telephony consulting who assess the customer’s current and future requirements to decide on the best solution for that particular customer. Project Management services grew steadily in 2003. In 2004, we are establishing both project management and consultancy services as global business practices across the company to drive and grow our services business.

Managed Services

Managed services include a set of solutions related to the management of IT infrastructure supporting various applications such as:

Messaging Applications. We provide managed Exchange, managed Lotus Notes and managed Sun ONE messaging services including consulting, design, infrastructure optimization, deployment, migration, operation and maintenance services. We manage 800,000 mail users.

Web Applications. We provide managed services for the infrastructure supporting major web and thin client technologies. This includes consulting, design, server consolidation, deployment, application integration and migration, operation and maintenance of Windows, Unix and Linux platforms.

Security Applications. We provide managed services for security infrastructure as firewalls, antivirus, authentication, filtering and intrusion detection. This includes consulting, design, deployment, migration, operation and maintenance on major security related technologies.

In 2004, we will introduce additional products based on the existing managed services portfolio. We will enhance our services with specific consulting methodologies adapted to a specific customer business need and enhance solutions to address customer requirements for business continuity

Other Services

Convergence Solutions. Our convergence solutions are as follows:

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

Equant Contact Center: Our Contact Center is a single point of contact for fault management and reporting for all of our services. In 2003, we added Equant Contact Center for IP VPN, which provides public access numbers in 40 countries and directs in-country calls to domestic or international contact centers through our Network.

Unified Enterprise Telephony. In 2002, we launched our IP Telephony portfolio of services designed to provide customers with an end-to-end voice and data solution in a limited number of countries in Europe and North America. IP Telephony involves the real-time transmission of voice traffic over the LAN through an IP PBX over Equant’s Voice for IP VPN service. In 2003, we saw modest growth on IP Telephony and Voice over IP VPN. In 2004, we plan to extend this service to additional regions.

Product developments: We will continue to enhance our convergence services with more detailed reporting, improved service management and SLAs and small office solutions with DSL. We also plan to introduce new services based on switchless resale of domestic voice services in selected countries in 2004.

Mobility Services. In 2002, we introduced remote access and mobile access services, such as DSL and mobile access services. A Mobility Services product line was introduced in 2003 using existing services such as IP Dial, GSM Dial and GPRS services (available only in selected countries in 2003), as well as Access Companion.

Product developments: In 2004, we will expand our GPRS coverage, introduce public Wireless LAN services and develop mobilized applications, like messaging. We expect to grow our mobility services revenues in 2004.

Communications Infrastructure Outsourcing Services: As opportunities arise, we intend to pursue outsourcing opportunities with existing as well as new customers using our broad portfolio of data and IP network products and communications services. Outsourcing involves a long-term relationship where a company allows an external company to manage all or part of its communications needs. Companies usually engage in outsourcing to obtain higher levels of efficiency and user support at reduced operating and management costs through economies of scale and scope. The service may include parts or all of data, voice, wireless and hosting services as well as transfer of assets, contracts and people, and networked application management.

Sales and Marketing

We sell our products and services through direct and indirect sales channels. As of December 31, 2003, our sales force was comprised of approximately 430 direct and 45 indirect sales staff, compared with approximately 485 direct and 55 indirect sales staff in 2002. Improvements in efficiency allowed us to reduce the number of direct sales staff without sacrificing customer service. We hire sales and technical personnel experienced in communications and related sectors, and motivate them through a competitive sales compensation scheme. In the light of our new strategic direction to focus on the communications services market, in 2004, we will reinforce our sales and consultancy skills by hiring new staff and training existing staff to ensure we are able to support these activities. We summarize below the key elements of our marketing and distribution strategy.

Marketing. Our marketing units operate under the guidance of a global marketing plan, which specifies a set of global programs for press relations, customer events, and direct mail activities that are delivered through local offices.

Account Management. All customers with significant revenue streams are assigned an account manager who is responsible for developing the commercial relationship with that customer. In addition, we have established a dedicated global account management program for those customers who have articulated a desire to develop a sustained long-term relationship with us. The account managers are responsible for developing sustainable commercial relationships with these customers and coordinating sales and support activity across all regions. The program currently focuses on about 25 companies as compared to 50 customers in 2002. We have limited this program so that we can divert some sales staff to cultivating new high potential accounts. The direct business sales force and account managers work together with professional services staff in each location to provide cost-effective solutions. The sales force is encouraged to use a consultative sales approach ensuring that the requirements are understood and a tailored solution is developed. In some cases the appropriate solution may require a combination of our products and services as well as products and services we acquire from others. We actively market additional products and services from our portfolio to our existing customers. In some cases the customer migrates into an outsourcing arrangement where we take ownership of customer contracts, assets or people. This type of relationship represents a growing market and in 2003, we established a Global Solutions team to pursue opportunities identified in this market sector.

Indirect Sales. Our major indirect sales channels complement our direct sales force and are an integral part of our strategy. These channels include SITA, which addresses the air transport community, Radianz, our joint venture with Reuters, which uses our network and provides enhanced access to the financial services industry, market specific joint ventures and distributors (such as Sprint in the United States and Deutsche Telekom in Germany). In total, indirect channels generated approximately $1.4 billion, or 46%, of our revenues in 2002, as compared to approximately $1.3 billion, or 43% of our revenues in 2003.

Approximately 100 members of our sales staff are focused on indirect channels and are dedicated to managing and expanding our indirect channel sales. Our strategy is to focus our resources and efforts on deepening the relationships with our top indirect sales partners. Outside of these core strategic relationships, other distributor relationships are being continually reviewed, assessed and developed.

We intend to broaden and increase our revenue streams from indirect sales channels. In some of the locations where we currently operate, we plan to revitalize and redirect our existing indirect sales channels and select new indirect sales channels such as value added resellers, distributors, and agents. In addition, where appropriate, we also plan to pursue new revenue opportunities through specific market channels such as mobile providers and to develop cross-selling relationships via systems integrators, professional or consultancy firms, telecommunications equipment manufacturers, and related channels.

Sales geography. Our sales force is concentrated in the countries with the largest markets for telecoms and related services with additional limited presence in secondary markets. We do not have a direct sales presence in tertiary markets but where appropriate serve these through partners.

Customers

In 2003, our ten largest customers accounted for 45% of our revenues, with the largest customer, SITA, accounting for approximately 22% of revenues as compared to 24% of our revenues in 2002. Our second largest customer, France Telecom accounts for approximately 13% of our revenues in 2003 as compared to 10% in 2002. Radianz accounts for about 3% of revenues in 2003, compared to 4% in 2002, and Sprint accounts for less than 3% of our revenues in 2003 compared to 3.5% in 2002. We also recognized $142 million of ‘other income’ from France Telecom for reimbursement of costs related to switched voice and ancillary services. See “Item 5. Operating and Financial Review and Prospects — Results of Operations for the Year ended December 31, 2003 — Other Operating Income” for more details.

Our target customers are global MNCS and other large international institutions requiring multi-year, multi-service contracts. Our target customers typically are companies that:

•	operate in globalized industries (including finance and mining);

•	have a large number of international locations and highly complex business applications; and

•	desire to minimize the number of internal staff by “outsourcing” their managed services.

The multinational organizations who make up our target customer base typically source their telecommunications needs through competitive bidding. Our typical contract for communications services is for three years, although a few of our contracts have terms beyond this up to a maximum of 10 years.

Competition

We operate in a very dynamic, highly competitive, and fragmented market that is in a constant state of change. The wave of recovery from bankruptcy filings and consolidation trends highlights the transition the industry is currently experiencing. Our market place is under transformation and providers have stated a willingness to move up the value chain. We observe a shift from providing basic communication services as global network services providers to becoming communications integration services providers to increase margin.

We face competition from both established global service providers and increasingly from competitors outside the traditional telecommunications realm. The competitive landscape is becoming increasingly complex as boundaries between IT and telecoms worlds disappear. IT players are willing to expand expertise towards networking while network providers are expanding their portfolio towards integration services. In addition, the equipment providers continue to partner with network providers but are branching out into other sectors of the communications market.

We face competition mainly from five types of companies:

•	The Global Service Providers

Our established competitors in the “pure” network service market include the following companies: AT&T Business Services, BT Global Services, and Infonet. The established global service providers provide a range of data services, alongside their more entrenched voice services, nevertheless, they are becoming more competitive in the fast growing data services market.

•	Transmission Infrastructure Providers

Newer entrants such as COLT Telecom and Level 3 Communications have entered the market, but do not necessarily offer end-to-end solutions with the same geographic scope as we provide. These newer competitors are focused on “point-to-point” or IP-based network services as well as providing bandwidth to other carriers.

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

We compete with equipment vendors and installers and communications software developers as they move into data networking. We also compete with many of these providers in the fast growing communications outsourcing market. We believe that competitiveness in the data network services, integration services and communications outsourcing sectors is largely a function of the ability to offer a broad variety of reliable products and services tailored to customer needs and an effective support structure. As the market becomes more competitive, we believe that price, end-to-end solutions and a concentration on customer service plays a more important role.

▪	Outsourcing Companies

Customers also require design, implementation, and support services for network and desktop technologies, as well as supply and distribution of desktop and network equipment. The marketplace for fulfillment, desktop and network integration services is fragmented both geographically and in terms of competitor organizations. The main categories of competitors for these services include computer service companies, virtual network operators, outsourcers, computer manufacturers and network integrators. Competitors include companies such as Electronic Data Systems Corporation, IBM Global Services, BT Global Services/Syntegra, NCR Corporation, Unisys Corporation, and Hewlett Packard. Competition in fulfillment services is principally price driven while competition in desktop and network integration services is more a function of the ability to provide additional services including design, implementation and support services.

REGULATION

As with any international network services provider, we face regulatory and market access barriers in various countries resulting from restrictive laws, policies and licensing requirements. In our major revenue generating markets, all of our current and planned data network services are now deregulated, and in some cases no license at all is required. In most other countries with significant revenue potential, licenses or arrangements with a local licensed operator make it possible for us to offer our full range of data network services. Nevertheless, some restrictive telecommunications laws and practices in certain countries give rise to constraints, risks and uncertainties which will for a time affect our ability to develop and market our full portfolio of existing and future services.

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

WTO Agreement and Its Implications

On February 15, 1997, 69 countries at the World Trade Organization (“WTO”) reached agreement to liberalize market access and introduce national treatment in basic telecommunications services. In February 1998, the commitments of the signatory countries became formally binding on their governments. By the end of 2003, 88 countries had made commitments with respect to basic services.

Although the WTO agreement on telecommunications services is an encouraging development it does not overcome continuing regulatory obstacles in many secondary and tertiary countries. Many countries have made only limited commitments such as excluding voice services or postponing the opening of any type of voice competition for many years. Moreover, in less developed countries that are not well prepared for competition or for effectively regulating a liberalized market, gaining the requisite experience and expertise is likely to be a long and difficult process. Indeed, even in liberalized countries, considerable challenges remain as new regulators learn to administer new complicated licensing rules, enforce foreign ownership limits, and develop competition and interconnection safeguards.

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

This third category of countries generally includes only lower revenue generating countries. For countries that fall into this category, we only offer service where the relationships with local authorities and operators are strong and where we believe that the authority to operate, even where informal, is reliable. A risk nevertheless exists that local authorities in a country could deny requests for new Network connections to our customers or require that customers be disconnected. We believe that this risk is remote and will diminish over time further with the advance of liberalization. Furthermore, the impact on our revenues and operating ability would not likely be material.

     Corporate Voice Services

We provide our international corporate voice services (“IP VPN for Voice”) only in those countries where the regulatory regime permits us to do so. Most countries’ laws fall generally within one of the following four regulatory categories (in order of the most restrictive to the least restrictive):

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

We believe that in jurisdictions in which we are providing corporate voice services, we are doing so in accordance with applicable regulatory requirements, in all material respects.

     Corporate Internet Services

With limited exceptions, the corporate Internet services that we provide do not require any authorization beyond that we already hold for managed data/IP network services. In the aggregate, these countries account for a very small percentage of our revenues. Because the regulation of Internet access is ill defined or in flux in some countries, there is a risk that customers are using the Network to access the Internet in countries that may prohibit (or wish to prohibit) such access. We minimize this risk by proactively discontinuing such access when we become aware of any legal requirements to block such access. The offering of voice services over the Internet, and the use of the Internet by customers to conduct voice communications, continues to grow. The regulatory status of these activities is developing and we are carefully monitoring regulatory pronouncements on this subject to enable future compliance.

Substantive Regulation in Key Markets

     United States

The regulatory framework governing the offering of telecommunications services in the United States permits us to offer our complete portfolio of products and services without significant legal constraints. We may provide these services either on a facilities or resale basis. To the extent that a future service requires prior authorization, either by the Federal Communications Commission (“FCC”) or by a state public utility commission, we believe there is no significant risk that such an application would be denied or that we would face processing delays that would adversely affect us. Nonetheless, the regulatory classification and treatment of Internet-based services have not been authoritatively resolved in the United States. Certain Internet-related services may be subject to regulation in the future.

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

Equant Inc., our wholly owned U.S. subsidiary, is authorized to provide interstate and international common carrier services on both a facilities and a resale basis between the United States and foreign locations, pursuant to its FCC authorization. Under this authorization, we are subject to classifications and restrictions on certain international routes because of its affiliation with France Telecom. Specifically, we are classified as a dominant carrier on the international routes between the United States and France, Argentina, Jordan, Poland and Mauritius. As a dominant carrier on these routes, we have special reporting and compliance obligations. In addition, on the international routes between the United States and the Central African Republic, Chad, Cote d’Ivoire, Djibouti, El Salvador, French Guiana, French Polynesia, Guadeloupe, Madagascar, Martinique, Mayotte, Reunion Island, New Caledonia, Saint Pierre and Miquelon, Senegal and Wallis and Futuna. We can only provide international switched services through the resale of an unaffiliated U.S. facilities-based carrier’s international switched services. To the best of our knowledge, we comply with this authorization.

Agreement with FBI and Department of Justice

In order to obtain regulatory approval of the Global One/Equant merger, we entered into an agreement with the Federal Bureau of Investigation (FBI) and the Department of Justice (DOJ) substantially similar in content to the agreements that telecom companies operating in the United States are generally required to execute. The agreement imposes a number of obligations on us relating to law enforcement and national security concerns related to the future operation of the merged network. We have taken steps to comply with the obligations imposed by this agreement and we remain, to the best of our knowledge, in compliance.

European Union

In 1999 the European Commission launched a major review of existing EU telecommunications law that resulted in the adoption of a new regulatory framework for electronic communications in 2002, to be applied as of July 2003. The 5 goals of the new framework are:

1.	to promote more effective competition in the electronic communications markets,

2.	to react to technological and market developments,

3.	to remove unnessary regulation and simplify associated administrative procedures,

4.	to strengthen the internal market,

5.	and to guarantee basic user interests (consumer protection) that would not be guaranteed by market forces.

Primary Instruments

Four Directives and a Decision were adopted by co-decision procedure and published in April 2002. A fifth Directive, on sector specific data protection, followed suit in July 2002. Member States were required to transpose the Directives into national law by July 25, 2003 (October 31, 2003 for the E-communications privacy Directive).

The new regulatory framework consists of the following instruments :

Framework Directive setting out the main principles, objectives and procedures for an EU regulatory policy regarding the provision of electronic communications services and networks.

Access and Interconnection Directive stipulating procedures and principles, with emphasis on rules pertaining to operators, for imposing pro-competitive obligations regarding access to and interconnection of networks on operators with significant market power.

Authorisation Directive introducing a system of general authorisation, instead of individual licences and the like, to facilitate entry in the market and reduce administrative burdens on operators.

Universal Service Directive requiring a minimum level of availability and affordability of basic electronic communications services and guaranteeing a set of basic rights for users and consumers of electronic communications services.

Privacy and Electronic Communications Directive setting out rules for the protection of privacy and of personal data processed in relation to communications over public communication networks.

Radio Spectrum Decision establishes principles and procedures for the development and implementation of an internal and external EU radio spectrum policy.

Commission Competition Directive consolidating the legal measures based on Article 86 of the Treaty that have liberalised the telecommunications sector over the years.

In addition to these basic instruments, the Commission adopted additional measures that will play an important role in the functioning of the new framework:

Commission guidelines on market analysis and the assessment of significant market power setting out a common methodology and principles for the national regulatory authorities charged with these tasks imposed by the new EU regulatory package.

Commission Recommendation on Relevant Markets (susceptible to ex ante regulation) providing a recommendation on the different markets (18), retail and wholesale, that national regulators are reviewing under new regulatory framework obligations.

Implementing the new regulatory framework

The European Parliament and Council established a deadline of July 24, 2003 for member countries to adopt the main provisions of the new framework. As of November, only eight countries had adopted the Framework, Authorization, Access and Universal Service Directives into national primary legislation. These are: Denmark, Spain, Ireland, Italy, Austria, Finland, Sweden and the United Kingdom. We held operating rights in all of these countries under the old framework. These rights have been grandfathered under the newly implemented framework, although both Finland and Ireland required a notification within a month of implementation. We now operate in all of these countries under a General Authorization.

Infringement proceedings against the Member States that had not adopted legislation were opened in early October 2003 under Article 226 of the Treaty, for failure to communicate transposition measures to the Commission. In these countries we continue to operate under the old framework and will comply with the necessary requirements to change to the General Authorization once the new framework is implemented.

Accession Countries

On May 1, 2004, ten countries (Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia, Slovenia) joined the European Union. These accession countries agreed, in the course of the accession negotiations, to implement the 1998 telecoms acquis. Under this Agreement, once they have acceded, they will be required to comply with the new framework as from the date of accession. We are already licensed to provide services in all but two of these countries, Cyprus and Malta. We are in the process of applying for a license in Malta.

France

Under the old framework, only the provision of public voice telephony services or the operation of infrastructure required individual licenses. Consequently, our managed data and corporate voice services did not require any form of authorization. Our subsidiary Equant Telecommunications SA held individual licenses L33-1 (network infrastructure for the Ile-de-France region) and L34-1 (public voice telephony — national coverage). These licenses have been succeeded by the General Authorization regime under the new framework. Another Equant entity in France, Equant France SA, has obtained the Authorizations under the new authorization regime, covering the same scope as the L33 and L34 licenses. The individual licenses L33-1 and L34-1, held by Equant Telecommunications SA, will be cancelled in 2004.

New telecommunications legislation to implement the new EU framework is currently under consideration. The French regulator (ART) has published guidelines on how it will deal with licensing during the period between the deadline for implementation of the new EU Communications package (July 25, 2003) and the effective date of the new French Communications Act. The ART has not issued any new telecommunications licenses under the old framework since July 2003. The current licence holders keep their license(s), which remain in force for the time being. In case of a new operator, a Declaration has to be made to ART before commencing activities.

Germany

Following the merger with Global One and the integration of the German companies, under the old EU framework we held a nationwide Class 4 license for the provision of Public Voice Telephony with the right to interconnect with DT and consequently cost-based call origination and termination throughout the German PSTN, and a Class 3 license, for the use of dark fiber for selected intra-network links, in designated areas. All other service activities were subject only to notification to the regulatory authority and were duly notified.

New draft telecommunications legislation to implement the new EU framework is currently under consideration but is not expected to come into force before early 2004. Our license will be automatically transferred to the General Authorization regime under the new EU framework.

United Kingdom

Under the old EU framework regime, we provided our managed data services on an international basis under the Telecommunication Services class license (the “TSL”). This authorized the provision of telecommunications services of any description, other than international switched voice, broadcasting and conditional access services. The TSL allows the connection of the licensee’s telecommunications system to essentially any other licensed UK system, and allows the commercial supply of services to third parties.

EGN B.V. and Global One CHL, our wholly owned subsidiaries, were allowed to own and operate international transmission facilities, such as transatlantic IRUs, under licenses for Public Telephone Operators with international facilities (a “combined PTO/IFL” license) as part of the rationalization of the United Kingdom licensing system. These licenses authorized full rights to national and international interconnection. Our corporate voice services were also provided under these licenses.

The General Authorization regime under the new EU framework was implemented on 25 July. Both the licences held by EGN B.V. and Global One CHL were automatically transferred on that date and the General Authorisations permit the full portfolio of services previously provided under the old framework. We will continue to operate under both General Authorisations until the integration of the UK companies is completed.

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

Central and Eastern Europe. Telecommunications services are liberalized in varying degrees in a number of the major countries.

Our operations involve all of the Eastern Europe countries, some of which are aligned with the Western Europe regulatory environment. For example, in the Czech Republic and the Slovak Republic, where the telecommunications markets have been fully liberalized, and in Poland and Hungary, we are authorized to provide our full data service portfolio. In Russia, we hold the necessary licenses for providing our full service portfolio, including voice.

Elsewhere, the Baltic States are on course for membership in the European Union in 2004 and their telecommunications markets are almost fully liberalized. In Estonia, Latvia and Lithuania, we are authorized to provide data and corporate voice services.

In the CIS countries we are working on the establishment of legal entities as a basic requirement for licenses and authorization applications.

ORGANIZATIONAL STRUCTURE

Since June 29, 2001, when France Telecom’s wholly-owned subsidiary, Atlas, acquired a 54.3% interest in Equant, N.V., we have been a member of the France Telecom group. As a result of subsequent dilution, France Telecom now controls approximately 54.13% of our shares.

Our significant subsidiaries are as follows:

		Shareholder within the
Name of subsidiary	Country of incorporation	Group	% ownership
Equant Finance B.V.	The Netherlands	Equant N.V.	100%
EGN B.V.	The Netherlands	Equant Finance B.V.	100%
Equant Holdings UK Ltd.	U.K.	EGN B.V.	100%
Equant Network Services Ltd.	U.K.	Equant Holdings UK Ltd.	100%
Equant Holdings U.S., Inc.	Delaware, U.S.A.	Equant Finance B.V.	100%
Equant, Inc.	Delaware, U.S.A.	Equant Holdings U.S., Inc.	100%
Equant S.A.	France	Equant Finance B.V.	100%
Equant Proton Holdings Ltd.	Grand Cayman, B.W.I.	Equant Finance B.V.	100%
Equant Network Services	Ireland	EGN B.V.	100%
International Limited

PROPERTY, PLANT AND EQUIPMENT

At December 31, 2003, the total net book value of our property, plant and equipment was $1,170 million, of which Network assets, such as packet switches and routers, accounted for approximately 66%. We lease node sites and other facility locations and sales and administrative offices throughout the world. Our principal properties are our executive offices in Herndon, Virginia, Amsterdam, the Netherlands and other administrative offices and facility locations in Paris, France and in Slough, England, all of which are leased. We believe that, taken as a whole, our properties are in good operating condition and are suitable and adequate for our operations. For a description of our Network, see “— Business Overview — The Network.” For a discussion of our capital expenditure plans, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditure”.

GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the general reader in understanding certain terms as used in this document.

Term	Definition
Asynchronous	A method of data transmission in which data is transmitted one character at a time.

ATM	Asynchronous Transfer Mode, a switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit long packet or cell. ATM-based transport was specially developed to allow switching and transmission of mixed voice, data and video at varying rates. The ATM format can be used by many different information systems, including Local Area Networks.

Bandwidth	The capacity of a communications channel measured in bits per second.

Broadband	A generic term for high speed or high capacity connections.

Character	A unit equal to one byte (or 8 bits), used as a measurement of data traffic.

Circuit Switching	A process that, on demand, connects two or more data or voice terminal equipment and permits the exclusive use of a circuit between them until the connection is released.

Connections	A dedicated link from the customer to the Network using a variety of access and network protocols.

Term	Definition
CoS	Class of service.

CPE	Customer Premises Equipment.

Extranets	Managed networks that operate like the Internet but are designed for inter-corporate use with more consistent performance and better security.

Frame Relay	A wide area transport technology that organizes data into units called frames instead of providing fixed bandwidths as with private lines. Typically used to connect dispersed LAN’s.

GSM	Global system for mobile communications.

GPRS	Generalized Packet Radio Services, data services over GSM.

IDSL	ISDN Digital Subscriber Line, which provides line speeds of 128/144 Kbps.

Intranets	Managed networks that operate like the Internet but are designed for internal corporate use with more consistent performance and better security.

IP	Internet Protocol, an internetworking standard that enables ready communication across data networks regardless of the hardware and software used.

IPSec	IP security, a set of standards that provides confidentiality and authentication of packets at the IP layer, which includes a tunneling mode that may be used to build encrypted, authenticated tunnels in a VPN.

IRU	Indefeasible Right of Use. Someone owning an IRU has the right to use the cable for the time and bandwidth the IRU applies to.

ISDN	Integrated Services Digital Network, a generic term for a digital system that allows a variety of telecommunications services to be carried over the same digital network.

Kbps	One thousand bits per second, a rate used to measure transmission speeds.

LAN	Local Area Network. The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer’s premises and may be extended or interconnected to other locations through the use of bridges and routers.

LNO	Local Network Operator.

Mbps	One million bits per second, a rate used to measure transmission speeds.

MDNS	Managed Data Network Services is the generic name given to wide area network direct and dial access data transport services managed by a supplier and given a higher degree of functionality and security, and cost effectiveness than data transport services traditionally provided by public telecommunications organizations through leased lines.

MPLS	Multi protocol label switching, a set of technologies that optimizes IP switching by adding features of traffic, VPN and class of service management.

PPP	Point to Point Protocol.

PSTN	Public Switched Telephone Network.

Router	An interface between two networks often used in wide area or enterprise wide networks, designed to find the best route between any two networks and to provide network management capabilities such as load balancing, partitioning of the network, use statistics, communication priority, and trouble shooting tools that allow network managers to detect and correct problems even in a complex network environment.

SDLC	Synchronous Data Link Control, a protocol enabling host and terminals using the IBM SNA protocol to communicate transparently over networks.

Term	Definition
SDSL	Symmetric Digital Subscriber Line, on which line speeds are the same in both directions.

SLA	Service Level Agreement.

SNA	System network architecture, the network architecture developed by IBM that defines the protocols used by IBM computers and communication devices.

VoIP	Voice over IP, a set of technologies for providing integrated voice traffic over an IP based infrastructure.

VPN	Virtual Private Network.

VSAT	Very Small Aperture Terminal.

WAN	Wide Area Network, a network connecting devices over long distance, often extending one Local Area Network to another.

X.25	A standard for synchronous access to packet switched networks.

X.28	A standard for asynchronous access to packet switched networks over public switched telephone networks.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with the Consolidated Financial Statements, including the Notes thereto, found elsewhere in this document. The Consolidated Financial Statements have been prepared in accordance with French GAAP, which differs in significant respects from U.S. GAAP. Note 30 to the Consolidated Financial Statements provides a description of the significant differences between French GAAP and U.S. GAAP as they relate to our business and a reconciliation to U.S. GAAP of our net income, shareholders’ equity and financial position prepared in accordance with French GAAP. Note 30 also provides condensed consolidated statements of operations and cash flows for the three years ended December 31, 2003 prepared in accordance with U.S. GAAP to assist the reader in assessing our results of operations and cash flows presented under U.S. GAAP.

Given the fundamental difference in the treatment of the business combination of Equant and Global One under French GAAP and U.S. GAAP, we discuss our results of operations under U.S. GAAP as well as French GAAP. While under French GAAP the combination was treated as an acquisition of Global One by Equant, under U.S. GAAP the transaction was accounted for as a reverse acquisition of Equant by Global One. A discussion of the results of operations for the last three financial years under U.S. GAAP therefore requires a review of the historic performance of Global One (rather than Equant) for the period from January 1, 2001 to June 29, 2001. Global One’s carrier and calling card services are included in the results of Global One with Global One as the primary obligor from January 1, 2001 to June 29, 2001 and from June 30, 2001 are included in the results with Equant undertaking the services as an agent of France Telecom.

     Operating and Financial Review under French GAAP

Overview

Our principal revenue stream continues to be the provision of MDNS to MNCs that use the Network to carry their mission critical data. During 2003, we announced many new customers, such as APL, Baker & McKenzie, Electrolux, and Kuehne and Nagel. We also announced our largest direct sales contract ever, a comprehensive outsourcing solution for Zurich Financial Services. We have direct channels to market deploying our own sales force in 40 key countries, and we also use indirect channels, which include SITA, China Netcom, Japan Telecom, Sprint and Deutsche Telekom.

We also provide communications services and solutions comprising consulting, project management, service management, integration services and managed services using our 3,000 service professionals around the world. MNCs who make significant purchases from our services portfolio include Electrolux, Le Meridien and Lufthansa Systems Infratec GmbH. We also offer deployment services including resale of network equipment, staging and installation of local and wide area infrastructure worldwide.

In 2003, we continued to enhance our data and IP network product portfolio introducing broadband DSL access in 13 countries and secure corporate access to the public Internet. We introduced managed intrusion detection service and a cache management service to strengthen our services portfolio. We added a remote on-site option to strengthen our messaging portfolio. We also offer a range of voice services including circuit-switched voice and enhanced data and IP based voice services. During the year we added GPRS access and video over IP to our portfolio. Approximately 13% of our IP VPN customers already use IP telephony and Voice over IP solutions.

Summary of Results and 2004 Expectations

Revenues fell approximately 1% in 2003. There was strong growth in Network Services direct revenue offset by continued weakness in our Network Services indirect sales channels, mainly due to reduced revenues from Sprint, Deutsche Telekom and Radianz. In addition, revenues from SITA fell due to the expiry of the minimum revenue commitment on July 1, 2003. We expect the environment for corporate business solutions to remain challenging, particularly in the first half of 2004, but should show some improvement in the second half. With increased competitive pricing pressure and customers migrating to lower cost IP-based connections, we expect full year 2004 revenues will be lower than 2003 revenues.

Gross margins improved from 30.2% in 2002 to 31.1% in 2003 largely as a result of our continuing focus on cost reduction, integration of the network and reduction in duplicative transmission capacity. Selling, general and administrative expenses fell from 23.8% of revenues in 2002 to 21.2% in 2003 reflecting the continuing optimization of the sales force and a reduction in back office costs. We expect to make further reductions in selling, general and administrative expenses in 2004 as we maintain pressure on reducing costs.

We measure our operating performance based on operating result before depreciation, amortization, share plans and restructuring and integration, which increased by 52% to $292 million in 2003, and as a percentage of revenue, increased from 6.5% to 9.9%. Our operating loss decreased from $384 million in 2002 to $276 million in 2003, a decline of 28%. We consider operating result before depreciation, amortization, share plans and restructuring and integration to be an effective measure of performance as it excludes certain variables that affect net income (including restructuring activities, asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of our operations. This improvement arises from higher gross margins and lower selling, general and administrative expenses as a percentage of revenues.

There have been significant movements in exchange rates, particularly in the dollar/euro rate, during 2003. Foreign exchange had a positive effect on revenues of approximately $129 million and had a negative impact of approximately $199 million on costs. We incurred an operating loss of $276 million in 2003, a reduction of 28% from 2002. The reduced operating loss is due to the significant increase in operating result before depreciation, amortization, share plans and restructuring and integration.

We incurred a net loss in 2003 of $356 million, which is 40% below the loss incurred in 2002. Despite a significant improvement in our cost base, we are facing increased competitive pricing pressure, customer migration to lower cost IP services, and significant movements in exchange rates that negatively impact on our profitability, which could cause our net loss to deteriorate.

Capital Expenditures

We invested $280 million in capital expenditures of which $218 million was incurred to expand and enhance the capabilities of the Network. Approximately 78% of our capital expenditures in 2003 were in network equipment, in line with previous years, and we expect this trend to continue.

Financing

Our net cash and loans balance at December 31, 2003 (which is analyzed in Note 2 to the Consolidated Financial Statements), amounted to $479 million. This was an increase of $34 million compared to the position at December 31, 2002. We expect our net cash and loans balance to decline during 2004 as a result of working capital investments to fund future growth opportunities.

Restructuring and Integration

We completed the process of restructuring and integrating our operations, the SITA network Joint Venture and Global One during 2003 as described in the Contribution Agreement. The costs incurred to date amount to $558 million, of which $192 million was incurred in 2003. Consistent with the Contribution Agreement, we received $113 million from France Telecom in respect of 2003 restructuring and integration costs.

Staffing

We had 9,547 employees (full-time and full-time equivalents) at December 31, 2003, compared with 10,132 at December 31, 2002. The reduction reflects the ongoing reorganization of the business, and is consistent with reductions anticipated at the time of the merger. We expect our headcount to fall further in 2004, although at a slower pace.

Strategy

To solidify our leadership in global, integrated and customized communication solutions around the world for MNCs, we intend to further expand our existing portfolio of services skills and combine them with our network expertise. Our goal is to nearly double the proportion of our service revenues to 25% of total revenues in 2006 / 2007. To drive growth in our services business, we reorganized our services skills around five business practices covering consulting, project management, service integration, Field services and IT services. This focus on the services business will enable us to address a larger part of the communications services market, which will further differentiate our offering from competitors.

Significant Factors Affecting Our Results

Our results over the last three years have been affected primarily by the following factors:

Our Merger With Global One

Following completion of the France Telecom transactions in June 2001, we began to integrate our business with Global One and the SITA/Equant network Joint Venture. Under the terms of the Contribution Agreement between France Telecom and us, we agreed to share certain restructuring and integration costs for a period of two years following June 29, 2001. France Telecom agreed to reimburse us for half the costs of employment and termination of the first 2,500 of our employees (including employees to be transferred from SITA to us pursuant to the SITA/Equant network Joint Venture) or Global One employees that we identified as not necessary for our long-term operation. For a period of two years following June 29, 2001, the Contribution Agreement obligated France Telecom to participate in the non-personnel related integration and restructuring costs we incurred with respect to the integration of Global One and the SITA network and the realization of related synergies. France Telecom was to bear, or reimburse us for, 50% of the first $240 million of these costs and 100% of the next $90 million of these costs.

We incurred approximately $558.3 million of restructuring and integration costs in the period from June 29, 2001 to December 31, 2003. The major components of the costs incurred during the period since the transactions are asset write downs ($166.4 million), lease exit costs ($127.2 million), employee termination costs ($132.9 million), and integration planning and implementation costs ($64.0 million). France Telecom has reimbursed $286.2 million of the costs incurred to date, and this contribution has been netted against the expense. No further amounts will be reimbursed. Full details of our restructuring and integration activities are provided in Note 7 to the Consolidated Financial Statements. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” and “Item 10. Additional Information – Material Contracts” for further information.

The Network integration program launched in July 2001 continued in 2003, focusing on the completion of the remaining network integration activities. This mainly involved the closure of redundant sites, the elimination of local legacy partnerships, the full integration of most domestic networks, and completing the migration our legacy switched voice customers from the our switched voice network to the legacy Global One switched voice network, which is now the responsibility of France Telecom.

During 2003, we finalized the integration of the Global One domestic networks, and completed the post-2002 integration activities of migrating customer traffic and data to our Ordering/Provisioning system. We also completed the switched-voice migration from our legacy switched voice network to the legacy Global One switched voice network on time, with the last 49 of the original 174 customers being migrated in 2003. A total of 31 of our legacy switches of were phased-out following completion of these activities and our legacy switched voice network was shut down in 2003.

The site integration project also progressed well in 2003, with 56 sites being closed in 2003, ahead of our internal target. A total of 138 sites having been closed and 8,765 customer connections migrated since July 1 2001. We plan to close an additional 26 sites in 2004.

The partner rationalization project enabled us to close six partnerships (representing 140 connections) in the year. Ten smaller partnerships (representing 90 connections) remain to be closed in 2004 as part of our normal network optimization program.

SITA Minimum Revenue Guarantees

Following completion of the transactions closing the merger on June 29, 2001, we terminated the joint venture agreement with SITA, which previously governed our relationship, and replaced it with the agreements we describe below under “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – Material Contracts”. The resulting relationship is one whereby we assume operational control and management of the network and use it to provide global telecommunications services to SITA to support the Air Transport Community. Additionally, SITA agreed to spend a minimum of $504 million and $495 million with us for the two years ended June 30, 2002 and 2003, respectively. The minimum revenue guarantee provision expired on June 30, 2003. As anticipated, the revenues from SITA have decreased since the merger, declining from $729.8 million on a pro forma basis in 2001 to $713.7 million in 2002 to $641.0 million in 2003.

Pricing Policies

The prices we charge for our services vary depending on the nature of the service being provided, service speed, geographic location and committed utilization of our capacity. In general, prices are established as either one-time charges (typically installation charges) or monthly charges. The type of monthly charges varies based on the product or service being sold. Monthly charges may be volume sensitive, such as for our voice transmission Internet dial-up service, or flat rate, such as for Frame Relay Private Virtual Circuits or for network Ports. The amount of flat rate monthly charges typically varies according to the bandwidth and customer geographies. Depending on the service, pricing can be aggregated, offering customers fully packaged solutions. In such circumstances, the price may include equipment, such as managed routers and network services.

Once we establish base service prices, we consider other factors, such as charges for additional network services. The pricing decision is then subject to further adjustment depending on the breadth of the service package. We also sometimes offer discounts to larger volume customers who are prepared to guarantee revenue levels over a designated period. In addition, some of our customer contracts have pricing review clauses to reflect benchmarking against market prices.

Radianz, Our Joint Venture With Reuters

In the second quarter of 2000, Reuters and Equant formed Radianz, a company which is 51% owned by Reuters and 49% owned by us. Radianz, which commenced operations on July 1, 2000, has developed a secure IP network for extranet communications in the financial services industry. Radianz’s primary customer is Reuters. Other customers include ABN Amro, Euroclear, HSBC, Merrill Lynch, Knight Trading Group, Inc. and Computershare.

We have equal representation on the board of Radianz with Reuters and certain provisions of the shareholders’ agreement we entered into with Reuters regarding Radianz suggest that operating decisions are jointly controlled. However, in practice we are unable to invoke joint control because Reuters remains both the dominant supplier and customer of Radianz, and accordingly is in a position to affect significantly the operations of Radianz without our prior approval.

We account for our 49% interest in the venture on the equity basis since we are unable to exercise joint control over Radianz. Our share of the results is shown as a single line item “Equity in loss of affiliate”. We provide supplementary summary information in Note 12 of the Consolidated Financial Statements, which includes details of our share of the net loss of Radianz, as well as the gross revenues and costs of the joint venture company.

Our agreement with Radianz obligated us to integrate portions of Radianz’s backbone network with our network by July 2003 or we would be obligated to compensate Radianz in cash for any shortfall in the cost savings anticipated in the agreement (which is calculated using detailed formulae). The integration was not completed by the established deadline. We have agreed with Reuters and Radianz to revise the requirements of the migration due largely to the more stringent requirements of Reuters. While we cannot now quantify the amounts we may have to pay to compensate Radianz, this payment could be material and could adversely affect our results of operations and financial position.

We are currently renegotiating the terms of the Radianz joint venture with Reuters. If these negotiations are unsuccessful or are concluded on terms not more advantageous to us than the current terms, we may be facing additional costs. While we cannot now quantify the costs we may incur in connection with the renegotiation of the joint venture, these costs could be material and could adversely affect our result of operations and financial position. Moreover, we may lose our investment in Radianz.

Other Factors Affecting Costs

There is not an immediate direct relationship between revenues and costs. In addition to the effect on expenses of the size-related factors impacting our revenues, several further factors tend to affect our costs. We realize reductions in unit costs of our network activities as speed and bandwidth increase and as increased deregulation and competition in local markets and technological advancement drive prices downwards. We have not been significantly affected by inflation.

Critical Accounting Policies

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

We derive our revenue from the sale of data and IP network products, voice and network connectivity services and other value-added services, such as hosting, security and professional services. We also sell network hardware products to our customers. Management judgments and estimates are made in connection with the revenue recognized in any accounting period. Material differences might result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

We recognize revenue when (1) there is persuasive evidence of an arrangement; (2) delivery of products has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured. Revenues are recognized net of discounts and customer sales incentives. Unless otherwise stated, revenues are recognized on a consistent basis under French GAAP and U.S. GAAP. The Company’s principal revenue streams and their respective accounting treatments are discussed below:

Network Services

Network services revenues are generated from sale of transmission of data traffic and on-going service charges for managing the customer’s network system. Integration services revenues are generated from deployment, monitoring and maintenance of customer’ equipment as well as consultancy and professional services.

For all service revenue arrangements, fixed fee elements, which are specified in the contract are performed continuously over the contractual term of the arrangement (and any subsequent renewals) and revenue is recognized using the straight-line method over the term of the contract (and any subsequent renewals). Variable fee elements, such as volume-based consumption or traffic, are recognized in the period the service is provided or utilized by the customer.

Connections revenue related to network services are deferred and recognized over the longer of the term of the contract or expected customer relationship. Direct and incremental connections costs are deferred over the term of the contract (and any subsequent renewals).

Equipment Sales

We recognize revenues from telecommunications equipment sales when the equipment is delivered and accepted by the end customer.

Services Provided to France Telecom & Affiliates

We provide services to Transpac. We recognize revenues and cost of sales on a gross basis. We recognized revenues of $134.7 million, $296.3 million and $372.0 million, respectively, in 2001, 2002 and 2003.

Certain billing, product development, staff costs, branding and human resource services were provided to affiliates of France Telecom (the ‘affiliates’) to support the switched voice and network services businesses. We charge the affiliates on a cost recovery basis and invoice the affiliates for such charges. Under French GAAP, the revenues for such services are classified within other operating income and the cost of such services are classified within costs of services and products sold. Under U.S. GAAP, these services are considered to be peripheral and incidental to our operations and thus are considered to be a gain, which is classified on a net basis against the related costs. In 2001, 2002 and 2003, revenues of $146.4 million, $196.1 million and $142.4 million, respectively, were recognized.

We act as France Telecom’s agent on a limited risk basis for its pre-paid and post-paid calling cards in various countries. We are also the distributor for France Telecom’s carrier business outside France. In light of our limited risk of providing these services, we earn a fee of cost plus 0.5 percent for administrative services rendered on these transactions. The amounts invoiced from suppliers are passed through to France Telecom less our fees. Revenues and cost of sales are recognized on a net basis and are classified within costs of services and products sold. Both of these commercial relationships derive from distribution agreements originally executed by France Telecom and Global One.

As part of our investment in Radianz, we agreed to purchase certain circuits owned by third parties and leased by Reuters, and to deliver certain cost savings on the supply of Network services to Radianz following the migration of the circuits leased by Reuters to us. In exchange we were granted an exclusive agreement to supply Network services to Radianz. Until the network is fully migrated to us, We lease the circuits until they could either be replaced or novated. Reuters bills us for circuit lease charges (which we record in costs of services and products sold). We recognized revenues of approximately $26 million in 2003 and $60 million in 2002 on our billing to Radianz for Network services provided using circuits leased from Reuters.

Capacity Purchases

The decision whether to classify capacity purchases as capital leases, operating leases or service contracts has a significant effect on our financial statements. We purchase capacity on major international routes where it is economic to do so. The agreements we have entered into to date (known as Indefeasible Rights of Use or IRUs) qualify as leases. These agreements typically involve the prepayment of all lease costs. Under French GAAP, capacity purchases qualifying as capital leases are recorded within long-lived asset in the balance sheet, with an annual amortization charge recognized in the income statement. Under U.S. GAAP, capacity purchases qualifying as capital leases are recorded within property, plant and equipment and are depreciated over the lesser of the lease term or the estimated useful life of the capacity. As of December 31, 2002 and 2003, $151.9 million and $139.2 million, respectively, was recognized as the net book value of intangible assets, under French GAAP, and the net book value of property, plant and equipment, under U.S. GAAP, for capacity purchases qualifying as capital leases.

We may purchase capacity for a short-term period, typically six months, from a provider while the terms of a longer-term capacity purchase with the same provider are finalized. Under French GAAP and U.S. GAAP, such short-term capacity purchases qualify as service contracts and are deferred within other current assets and prepaid costs and recognized as an operating expense over the period of the service contract. As of December 31, 2002 and 2003, the amounts recognized on the balance sheet for purchases of capacity qualifying as service contracts were not significant.

Business Combinations

The difference between the French GAAP and U.S. GAAP treatment of our acquisition of Global One has a fundamental effect on our results of operations and financial position under the two accounting regimes. Under French GAAP, we acquired 100% of the shares of Global One and the transaction was accounted for under the method described in paragraph 215 of Rule 99-02 of the Comité de la Réglementation Comptable or CRC. The results of Global One were included in the income statement prospectively from June 30, 2001. Under U.S. GAAP (EITF 90-13 “Accounting for Simultaneous Common Control Mergers”), by contrast, the acquisition was accounted for as a reverse acquisition in which Global One acquired us, since France Telecom was previously a shareholder of Global One and became the majority shareholder in the combined entity. Global One is viewed as the predecessor entity, and our results for the period January 1 to June 29, 2001 are excluded from the income statement for the year ended December 31, 2001.

Under paragraph 215 of CRC Rule 99-02, we carried over the historical carrying value of Global One in our financial statements. If we had not applied this accounting treatment we would have been required to recognize goodwill, calculated on the basis of the excess of the purchase price and the fair value of assets acquired as an asset, rather than writing it off directly to equity.

The U.S. GAAP treatment for the Global One transaction required recognition of approximately $6.5 billion of goodwill and $208.6 million of other intangible assets. On June 29, 2001, approximately $3.9 billion of goodwill and intangible asset existed in the predecessor entity, Global One from the ‘push down’ by France Telecom of goodwill and other intangible assets generated on the purchase of the interests of Sprint and Deutsche Telekom in Global One.

Impairment of Goodwill and Long-Lived Assets

Under French GAAP, long-lived assets, including goodwill, are subject to an impairment review when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant declines, other than temporary, in the market price of our ordinary shares as well as difficult market conditions in the telecommunications sector.

Under French GAAP, the need to record an impairment is determined by reference to the sum of discounted cash flows based on economic assumptions and forecasted operating activities approved by our management. When a write-down is deemed necessary, it is calculated by reference to the difference between the carrying value and the fair value. The determination of the fair value is based on valuations that differ depending on the method used.

Under U.S. GAAP, we are required to test long-lived assets, including intangible assets, for impairment whenever there is an indication of impairment and, for assets to be held and used, impairment is first measured by reference to undiscounted cash flows. If impairment exists, we must measure impairment by comparing the fair value of the asset to its carrying value. Fair value is either market value (if an active market for the asset exists) or the sum of discounted future cash flows. The discount rate reflects the risk that is specific to that asset. For assets to be disposed of, the loss recognized is the excess of the carrying amount of the asset over its fair value less costs to sell. Under U.S. GAAP, impairments of intangible assets of $179.2 million, nil and nil were recognized in the years ended December 2001, 2002 and 2003, respectively.

Under U.S. GAAP, accounting for goodwill was substantially the same as current French GAAP until the adoption of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002, which addresses the initial and ongoing financial accounting and reporting for acquired goodwill and intangible assets with indefinite lives. SFAS 142 requires that goodwill no longer be amortized but tested for impairment at least annually (or more frequently if impairment indicators arise) under SFAS 142. We evaluated impairment using a prescribed two-step process on adoption. First, we screen for potential impairment by comparing the carrying value of each reporting unit to its fair value. If the carrying value is determined to be in excess of the fair value, then a second step is performed to quantify the amount of goodwill impairment, if any. In the second step, we estimate the fair value of the assets and liabilities of the reporting unit, including recognized and unrecognized intangible assets. We estimate the fair value based on reference to the share price of our publicly traded stock, since it best represents our fair value given that we have only one reporting unit. To the extent that the carrying value of the reporting unit’s goodwill is in excess of the fair value, it is considered impaired. We did not have to recognize an impairment under the strictures established by SFAS 142.

Under U.S. GAAP, impairment charges of $7,299.5 million, $2,423.5 million and nil for the years ended December 31, 2001, 2002 and 2003, respectively, were recorded. The impairment charge in 2001 was recognized in accordance with reference to our share price. The impairment charge in 2002 was recognized as a result of the first annual goodwill impairment test in December and resulted in remaining book value of nil given that our share price was $4.05 at December 31, 2002, compared to $11.65 on December 31, 2001. If we had used another method to determine fair value, such as a discounted cash flow model, the amount of the goodwill write off, if any, could have been significantly different.

Valuation methods we use include discounted cash flows using appropriate rates and considering other opportunities related to the acquisition such as synergies resulting from the integration as well as the strategic value of the acquired company to us, or by reference to quoted market prices. Significant management judgment is involved in determining the discounted cash flows and the underlying variables. These estimates, as well as the use of certain valuation methods, are the basis for the evaluation of the value in use of long-lived assets, and therefore the amount of any impairment. In light of the continued trading difficulties in the telecommunications market, and significant declines in telecommunications valuations, we recognized an exceptional amortization charge of $154.8 million in 2002 to reduce all French GAAP goodwill to nil. The size and timing of the exceptional amortization charge was based on our view that the discounted cash flows related to our investment were not sufficient to recover the carrying value of our investment.

Control of Affiliates

We consolidate companies that we own, or control. Investments in businesses that we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. French GAAP requires the proportional consolidation of entities that are under the joint control of two or more parties.

Our investment in Radianz has been accounted for under the equity method of accounting because we are currently unable to exercise joint control over its operations although we have equal representation on the board and certain provisions of the shareholders’ agreement we entered into with Reuters regarding Radianz suggest that operating decisions are jointly controlled. Reuters is both the dominant supplier and customer of Radianz and therefore is in a position to affect significantly the operations of Radianz without our prior approval. Our investment in Radianz is also accounted for under the equity method of accounting under U.S. GAAP. Proportional consolidation is not permitted under U.S. GAAP except in certain very specific circumstances that do not apply to Equant.

Restructuring and Integration Charges

Restructuring and integration charges represent amounts arising from significant reorganizations and significant asset impairments resulting from these reorganizations, and are shown as an operating cost on a separate line of the Consolidated Statement of Operations. Under French GAAP it is possible to classify restructuring and integration charges as either ‘operating’ or ‘non-operating’ — if we had chosen to classify our restructuring activities as non-operating our operating loss for the years ended December 31, 2003, 2002 and 2001 would have been reduced by $85.1 million, $98.1 million and $110.2 million, respectively. Our net loss would not have changed in any year.

Amounts recoverable from France Telecom under the Contribution Agreement in respect of restructuring and integration of Equant, Global One and the SITA Equant network Joint Venture are shown as a reduction of restructuring and integration charges. Under U.S. GAAP, amounts recoverable are accounted for as capital contributions and recorded as additional paid-in capital upon receipt - this difference is included in the reconciliation of French GAAP to U.S. GAAP in Note 30 to the Consolidated Financial Statements.

Restructuring provisions represent costs related to severance and other costs incurred in connection with a decision to exit non-strategic businesses. These measures are based on formal management decisions, establishment of agreements with the employees’ representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The related reserves reflect certain estimates, including those pertaining to separation costs, settlements of contractual obligations and other closure costs. We reassess the reserve requirements to complete each individual plan under our restructuring program at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. See Note 7 to the Consolidated Financial Statements for further discussion of Restructuring provisions.

Pension Benefits

We have significant pension benefit costs and credits, which are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are usually updated on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions.

The key assumptions used in developing our 2003 net pension benefit charge were a weighted average discount rate of 5.30% (2002 was 5.52%), an expected return on plan assets of 8.03% (2002 was 8.06%) and a rate of compensation increase of 2.89% (2002 was 3.44%). The changes in the assumptions from 2002 reflect current market conditions in those countries providing the plans. Compared with 2002, our net pension benefit charge in 2003 increased by $1 million to $12 million. Our net pension benefit charge is expected to increase to approximately $15 million during 2004, primarily as a result of exchange rate fluctuations. Holding all other assumptions constant, a one-half percent increase or decrease in the discount rate would have increased or decreased 2003 pre-tax loss by approximately $1 million. Likewise, a one-half percent increase or decrease in the expected return on plan assets would have increased or decreased 2003 pre-tax loss by $0.5 million.

Share-Based Compensation

We have on various occasions granted awards of our shares to our employees under an employee share award plan, as well as issuing share options to management and employees. Under French GAAP ‘Share Plan Costs’ reflect social charges payable by the Company on share option and share award plans. Social charges payable by the Company on the fair value of shares granted are accrued over the period between the dates of granting and vesting, based on the expected exercise rates.

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

We use the Black-Scholes option-pricing model to determine the amount of share-based compensation cost to recognize in the financial statements. This requires us to make assumptions on such variables as share price volatility, expected lives of options and discount rates. Changes in these assumptions could significantly affect the amount of stock compensation cost recognized. We adopted SFAS 123 under the modified prospective method under the provisions of SFAS No. 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure’ in 2002. The effect of adopting this method is that the compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. We were not required to restate results for prior periods – if we had been required to do so, our net loss for the year ended December 31, 2001 would have increased by approximately $1 million.

Deferred Taxes

Deferred tax assets must be assessed based upon the likelihood of recoverability from future taxable income and to the extent that recovery is not likely, a valuation allowance is established. The allowance is regularly reviewed and updated for changes in circumstances that would cause a change in judgment about the reliability of the related deferred tax assets. These calculations and assessments involve complex estimates and judgments because the ultimate tax outcome can be uncertain or future events unpredictable. As of December 31, 2002 and 2003, a valuation allowance of $554.5 million and $625.4 million, respectively, was recognized against deferred tax assets of $554.5 million and $633.4 million, respectively.

Provision for Bad Debts

At each balance sheet date, we evaluate the collectibility of trade debtors and record provisions for bad debts based on experience. These provisions are based on, amongst other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of debt collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively. As of December 31, 2003 and 2002, our trade debtors were $630.3 million and $857.9 million, respectively, and the provision for bad debts was $71.6 million and $101.0 million, respectively.

Results of Operations for the Year Ended December 31, 2003, compared to the Year Ended December 31, 2002 based on French GAAP

The following table sets forth our statement of operations for the years ended December 31, 2002 and 2003 and the percentage change between the two periods:

	For the year ended
	December 31,		% change from 2002 to
	2002	2003	2003
	(U.S. dollars in millions, except
	percentages)
Revenues	$2,973.1	$2,948.9	(0.8)%
Cost of products and services	(2,269.9)	(2,174.4)	(4.2)%
Other operating income	196.1	142.4	(27.4)%

Gross profit	$899.3	$916.9	2.0%
Selling, general and administrative expenses	$(707.3)	$(625.3)	(11.6)%

Operating result before depreciation, amortization, share plans and restructuring and integration charges (1)	$192.0	$291.6	51.9%
Depreciation and amortization, excluding goodwill	(487.7)	(482.4)	(1.1)%
Share plan costs (2)	9.9	—	n/a
Restructuring and integration charges (3)	(98.1)	(85.1)	(13.2)%

Operating loss	$(383.9)	$(275.9)	(28.1)%
Financial income/(charges)	$13.3	$(21.7)	n/a
Reversal of loss on impairment of investments accounted at cost	0.3	—	n/a
Income taxes	(11.9)	(17.0)	42.9%
Employee profit sharing	(0.6)	(0.9)	39.4%
Equity in loss of affiliate	(27.3)	(40.6)	48.7%

Net loss before minority interests and goodwill amortization	$(410.1)	$(356.1)	(13.2)%
Goodwill amortization	$(178.9)	$—	n/a
Minority interests	(0.7)	(0.1)	(85.7)%

Net loss	$(589.7)	$(356.2)	(39.6)%

(1)	“Operating result before depreciation, amortization, share plans and restructuring and integration charges” should be considered only in conjunction with all of the information in the Consolidated Financial Statements. You should not consider it to be an alternative to operating profit/loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity, and it is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. We consider it to be an effective measure of performance as it excludes certain variables that affect net income (including restructuring activities, asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of our operations.

(2)	Share plan costs represent the cost of providing stock to employees under our share-based incentive compensation plans. Under French GAAP there is no compensation cost if awards and options are satisfied through the issue of new equity. Social security charges are payable on the fair value of the shares granted and are recognized over the period between the granting and vesting dates of the awards. These costs were negative in 2002 (meaning that we reversed costs that were previously incurred) largely because we recognized an exceptional gain of $9.8 million, which represents cash received following successful litigation against our former share plan advisers.

(3)	Restructuring and integration charges mostly include the costs of integrating the former Global One businesses.

Revenues

The following table sets forth our revenues broken down by line of business:

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions,
	Except percentages)
Revenues by Line of Business:
Network Services	$1,567.1	$1,607.1
As a percentage of revenues	52.7%	54.5%
Integration Services	453.4	476.6
As a percentage of revenues	15.3%	16.2%
Other Services	238.9	224.2
As a percentage of revenues	8.0%	7.6%
SITA contract	713.7	641.0
As a percentage of revenues	24.0%	21.7%

Total	$2,973.1	$2,948.9

Our revenues fell by 0.8% to $2,948.9 million for the year ended December 31, 2003 compared to $2,973.1 million for the year ended December 31, 2002. This reflects declines in Other Services and the SITA contract, partially offset by increases in revenues from Network Services and Integration Services. On a constant currency basis, calculated throughout Item 5 by applying the 2003 exchange rates to our 2002 revenues and costs, revenues decreased by approximately 5%.

The following table sets forth our revenues broken down by geographic region:

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions,
	Except percentages)
Revenues by Region:
Europe, Middle East and Africa	2,153.5	2,188.8
As a percentage of revenues	72.4%	74.2%
Americas	$660.6	$595.3
As a percentage of revenues	22.2%	20.2%
Asia Pacific	159.0	164.8
As a percentage of revenues	5.4%	5.6%

Total	$2,973.1	$2,948.9

Revenues for 2002 and 2003 are attributed to the region in which the ultimate customer is located, rather than the region in which the related services are invoiced, as was previously the case.

Europe, Middle East and Africa achieved 1.6% revenue growth, Asia Pacific achieved 3.6% revenue growth, while the Americas experienced a decline of 9.9% for the year ended December 31, 2003 as compared to 2002. These figures reflect the positive impact of changes in foreign exchange rates on our non-dollar-denominated revenues, partially offset by declining revenues in the increasingly competitive North American market.

Network Services

The following table sets forth the revenues from each of our Network Services primary product lines:

Revenues by product line:

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions,
	Except percentages)
Revenues by product line:
Frame Relay and IP	$1,336.8	$1,407.1
As a percentage of NS revenues	85.3%	87.6%
Traditional MDNS	230.3	200.0
As a percentage of NS revenues	14.7%	12.4%

Total	$1,567.1	$1,607.1

Revenues from network services grew by $40.0 million or 2.6% to $1,607.1 million in 2003, as compared to $1,567.1 million in 2002. On a constant currency basis, revenues decreased by approximately 2%. On the same basis, our Network Services business enjoyed volume increases, but these were more than offset by price declines.

These revenue increases were principally the result of increases in volume, which resulted from the growth in the international data transmission market and from both new and increased existing customer penetration. We have experienced increased demand for high speed protocols, but this has been partially offset by falling demand for low speed protocols, and we expect this trend to continue in the future as customers continue to seek improved network performance.

The following table sets forth our Network Services revenues split by direct and indirect channels:

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions, except percentages)
Direct	$1,244.9	$1,348.3
As a percentage of NS revenues	79.4%	83.9%
Indirect	322.2	258.8
As a percentage of NS revenues	20.6%	16.1%

Total	$1,567.1	$1,607.1

Direct revenues increased by $103.4 million, or 8.3%, to $1,348.3 million in 2003 compared to $1,244.9 million in 2002. As a percentage of total Network Services revenues, Direct revenues have increased from 79.4%, in 2002 to 83.9% in 2003.

Indirect revenues have fallen by $63.4 million,or 19.7%, to $258.8 million in 2003, compared to $322.2 million in 2002. This reflects significant decreases in the level of revenues from Sprint and Deutsche Telekom, former shareholders in Global One.

Until December 31, 2002, network services billed through France Telecom Transpac were categorized as indirect revenues. Under the arrangements put in place at the time of the France Telecom transactions in June 2001, our French direct sales force was to be transferred to France Telecom Transpac and all existing network services customers become customers of France Telecom Transpac at the time of contract renewal. This integration became fully effective on December 31, 2002 and as a result $100.5 million of revenues previously categorized as Indirect were transferred to Direct.

We have continued to experience price declines on contract renewals due to the current focus on cost control of our target market, however have continued to perform well in securing contracts in competitive tenders, winning approximately 60%, of opportunities. Although our contracts typically average three years, three of the top ten orders (by total order value) during the fourth quarter were for terms of more than five years. We signed our largest direct sale ever in 2003, and will continue to pursue opportunities for further profitable growth, particularly in the outsourcing market.

Integration Services

The following table sets forth our Integration Services revenues by product line.

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions,
	except percentages)
Integration Services revenues by product line:
Fulfillment	135.1	166.8
As a percentage of IS revenues	29.8%	35.0%
Hosting and applications	122.5	133.0
As a percentage of IS revenues	27.0%	27.9%
Other integration services	$195.8	$176.8
As a percentage of IS revenues	43.2%	37.1%

Total	$453.4	$476.6

Revenues for 2003 increased by $23.2 million, or 5.1% to $476.6 million compared to $453.4 million in 2002. This increase primarily reflects the impact of movements in foreign exchange rates, which has boosted the U.S. dollar value of revenues billed in other currencies. On a constant currency basis, revenues decreased by approximately 1%.

Revenues from fulfillment increased by $31.7 million or 23.5%, primarily due to an extremely strong fourth quarter. On a constant currency basis, revenues increased by approximately 21%, with most regions showing good growth. Fulfillment revenues in December 2003 were the highest in Equant’s history.

The $10.5 million or 8.6% increase in revenues from hosting and applications was entirely due to the impact of foreign exchange rate movements. On a constant currency basis, revenues decreased by approximately 6%, reflecting underlying growth in revenues from direct customers but lower revenues from France Telecom Transpac.

Revenues from other integration services have decreased by 9.7%, following a fall in demand for field services, particularly in North America. On a constant currency basis, revenues decreased by approximately 12%.

Other Services

The following table sets forth our Other Services revenues by type:

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions,
	except percentages)
Revenues by type:
Convergence solutions	$149.6	$140.0
As a percentage of Other Services revenues	62.6%	62.4%
Services provided to France Telecom	89.3	84.2
As a percentage of Other Services revenues	37.4%	37.6%

Total	$238.9	$224.2

Revenues from Other Services fell by 6.2% or $14.7 million to $224.2 million in 2003 from $238.9 million in 2002. On a constant currency basis, revenues decreased by approximately 15%. The underlying drop in revenues reflects a 12% reduction in revenues from Convergence Solutions (primarily the significant circuit-switched voice activity we acquired with Global One) as customers are migrated to voice over IP, as well as 21% drop in product management royalties from France Telecom Transpac. The reduction in product management royalties reflects a reduction in the royalty rate from 8.0% to 5.75%, partially offset by an increase in the range of products covered by the agreements. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” for further information on our arrangements with France Telecom Transpac.

SITA Contract

The SITA Contract included a minimum revenue guarantee that expired on July 1, 2003. The expiration of this guarantee accounts for the majority of the decrease of $72.7 million or 10.2% to $641.0 million in 2003 from $713.7 million in 2002. The proportion of revenue earned on high speed protocols such as IP-VPN increased by over 50% during 2003, as low-speed connections are removed from the network.

Cost of Products and Services

The cost of products and services decreased by 4.2%, or $95.5 million, to $2,174.4 million in 2003 from $2,269.9 million in 2002. On a constant currency basis, calculated by applying the 2003 exchange rates to our 2002 expenditure, costs of products and services decreased by over 10%, notwithstanding increased costs to support the additional fulfillment and outsourcing revenues discussed above.

We had 5,936 people employed in the Network at December 2003 compared to 6,405 people at December 31, 2002, a reduction of 469 or over 7%. Staff-related expenditure declined by approximately 3% during the year, and as we continue to rationalize our Network activities we expect further reductions in staff costs and headcount in 2004.

The network restructuring and integration activities performed since July 2001 have yielded significant cost savings. Our access and data termination costs for 2003 were approximately 6% below that of 2002, following completion of initiatives to identify redundant or high cost circuits, and we have seen an 18% reduction in the cost of transmission over the same period. Our total network costs have fallen by approximately 15% from 2002 to 2003, despite the adverse impact of foreign exchange.

Other Operating Income

Other operating income comprises recoveries from France Telecom in respect of our switched voice services and the provision of ancillary support services with respect to the network. These recoveries from France Telecom are classified as Other Operating Income. We recognized $142.4 million of Other Operating Income in 2003, compared to $196.1 million in 2002, a decrease of $53.7 million or 27.4%.

Switched Voice Services

We have agreed to transfer the operation, management and financial responsibility for our switched voice business and switched voice platform (most of which we acquired in the merger with Global One) to France Telecom by the end of 2005. France Telecom and we have planning and financial arrangements in place to ensure that the switched voice business does not materially affect our profitability. We recognized income of $95.4 million from France Telecom in 2003 under these arrangements, compared to $131.1 million in 2002. We expect to migrate gradually our voice business to a Voice over IP platform by the end of 2005 and accordingly these amounts should fall in the future.

Ancillary Support Services

We provide transmission capacity and IP services to France Telecom in countries where France Telecom does not have a presence. Pricing for these services is based on market price. We also supply ancillary support services to France Telecom on a cost recovery basis. These commercial relationships will continue so long as France Telecom continues to own at least 34% of our outstanding shares; however, the commercial terms can be varied. France Telecom paid us $47.0 million for these support services in 2003, compared to $65.0 million in 2002.

Gross Profit

Gross profit grew by 2.0% or $17.6 million to $916.9 million in 2003 from $899.3 million in 2002. The gross margin increased to 31.1% in 2003 from 30.2% in 2002. The improvement in gross margin is largely a result of our continued focus on operational efficiencies and the effects of the Network restructuring and integration activities described above.

The improvement in gross profit arises mainly from a combination of higher direct Network Services revenues and an improvement in the Network cost structure, following the integration of the Global One network, offset in part by the reduction in revenues from SITA and the conditions facing our indirect Network Services business described above.

Our ability to increase margins will depend, among other things, on our ability to successfully manage our Network costs, continue to increase our Network Services volumes in the current environment of declining prices, correct the recent sales declines in our Indirect Network Services business, and market and sell additional specialist services to our customers. Margins may in fact remain static or decline.

Selling, General and Administrative Costs

Selling, general and administrative (‘SG&A’) costs comprises expenses incurred to promote and sell our products and services, as well as expenses incurred by central and local management functions to monitor Equant’s performance. SG&A costs decreased by 11.6% to $625.3 million in 2003 from $707.3 million in 2002. As a percentage of total revenues, SG&A costs fell from 23.8% in 2002 to 21.2% in 2003.

On a constant currency basis, calculated by applying the 2003 exchange rates to our 2002 expenditure, SG&A costs decreased by over 17%, and as a percentage of total revenues fell from 24.4% in 2002 to 21.2% in 2003.

Our bad debt expense fell by $28.0 million or 99.7% to $0.1 million in 2003 compared to $28.1 million in 2002, reflecting the reduced level of customer bankruptcies and the impact of our improved credit control procedures on the collectibility of our receivables.

Our ongoing focus on indirect costs yielded considerable benefits during 2003.

Facilities costs fell by over 19% during 2003, as we closed a further 33 sales and administrative offices. We intend to close further offices in 2004.

We have achieved a 26% reduction in marketing and advertising expenditure, as we have focused on our Global Large Accounts program. Indirect taxes decreased by over 50%, as legislation covering certain U.S. sales taxes was changed, and professional fees fell by almost 9% as we re-evaluated a number of our supplier arrangements.

Both staff-related expenditure and headcount declined by approximately 3% between 2002 and 2003, as staff numbers fell from 3,727 at the beginning of the year to 3,611 at the end of the year.

We expect to make further significant reductions in selling, general and administrative expenses during 2004, as the ongoing focus on cost control should enable further efficiencies. We expect SG&A expenses to fall below 20% of revenues.

Operating Result Before Depreciation, Amortization, Share Plans And Restructuring And Integration Charges

Operating result before depreciation, amortization, share plans and restructuring and integration charges increased by 51.9% to $291.6 million in 2003 from $192.0 million in 2002. As a percentage of revenue, it increased from 6.5% in 2002 to 9.9% in 2003. This improvement reflects the increased gross margins as well as the reduction in selling, general and administrative costs.

On a constant currency basis, calculated by applying the 2003 exchange rates to our 2002 results, operating result before depreciation, amortization, share plans and restructuring and integration charges increased by approximately 139%, and a percentage of total revenues rose from 3.9% in 2002 to 9.9% in 2003.

Depreciation and Amortization, Excluding Goodwill

Depreciation and amortization decreased by $5.3 million or 1.1%, in 2003 to $482.4 million from $487.7 million in 2002, primarily due to the impact of $24.1 million charged in 2002 as a result of the failure of certain IRU suppliers to honor their contractual commitments to us. As a percentage of revenue, depreciation and amortization remained constant at 16.4%.

The depreciation charge is substantially above the current rate of capital expenditure, reflecting the high levels of capital expenditure in past years. We expect depreciation to fall slightly in 2004 but then to decline significantly as the asset base matures and integration and operating benefits reduce our future capital expenditure expectations.

Share Plan Costs

Since all our share option exercises have been satisfied with the issue of new shares, share plan costs represent the social charges expected to be payable on exercise. These costs were negative in 2002 as a result of the release of accruals for social charges which will no longer be payable following the decline in our share price.

The credit recognized in 2002 includes an exceptional gain of $9.8 million following finalization of social charge payments relating to the pre-merger share option scheme.

Restructuring and Integration Charges

The following table sets forth the components of our restructuring and integration charges for the periods indicated.

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions)
Restructuring and integration charges:
Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$193.3	$191.6
Strategic reorganization	—	6.1
Other	(0.8)	—

Total	$192.5	$197.7
Reimbursement due from FT	$(94.4)	$(112.6)

Total	$98.1	$85.1

Restructuring and integration charges in 2003 amounted to $197.7 million, comprised of $191.6 million of restructuring and integration costs following the France Telecom transactions and $6.1 million of costs incurred in connection with our strategic reorganization.

Restructuring and integration charges in 2002 amounted to $192.5 million, largely comprised of restructuring and integration costs following the France Telecom transactions.

Following the merger with Global One and the termination of the SITA/Equant network Joint Venture, we commenced integrating the operations of the three organizations. We have incurred restructuring and integration costs of $558.3 million during the period since the transactions, the major components of which are asset write downs ($166.4 million), lease exit costs ($127.2 million), employee termination costs ($132.9 million), and integration planning and implementation costs ($64.0 million).

Under the terms of the Contribution Agreement, France Telecom reimbursed $286.2 million of the costs incurred since July 2001, and this contribution has been netted against the expense. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” and “Item 10. Additional Information – Material Contracts” for further information.

As a result of our restructuring activities, we have experienced improved gross margins and operating income, and we expect this trend to continue in 2004. A detailed analysis of our restructuring and integration activities is provided in Note 7 to the Consolidated Financial Statements.

Operating Loss

We recorded an operating loss of $275.9 million in 2003 compared to $383.9 million in 2002. This change reflects the significant increase in operating result before depreciation, amortization, share plans and restructuring and integration charges, together with a reduction in restructuring and integration charges partially offset by a small increase in the depreciation charge.

Financial Income / (charges)

The following table sets forth the components of our financial income/(charges) for the periods indicated.

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions)
Financial income / (charges):
Interest income	$7.1	$6.7
Interest expense	(2.0)	(6.4)
Foreign exchange gains/(losses)	8.2	(22.0)

Total	$13.3	$(21.7)

Net interest income for 2003 was $0.3 million compared to $5.1 million in 2002, a decrease of $4.8 million.

At December 31, 2003 we had net cash and loans balances of $479.1 million, (including $138.2 million on deposit with, and $150.0 million on loan to France Telecom), compared to $445.2 million (including $307.8 million on deposit with France Telecom) as at December 31, 2002. At December 31, 2003 these deposits were earning interest at rates between 1.06% and 1.56% per annum, compared to 1.36% per annum on December 31, 2002. We have maintained a positive net cash and loans balance since June 2001. See “ – Liquidity and Capital Resources”.

Interest expense includes the amortization of the discount on the onerous contract liability associated with services to be provided under the Radianz contribution agreement, which rose from $1.6 million in 2002 to $2.4 million in 2003, as well as interest on bank loans and overdrafts.

The U.S. dollar initially strengthened against all other major currencies in 2002, reaching a peak against its major counterparts in the first quarter. After a short period of stabilization the dollar started to decline, most notably in the months May and June and, again, towards year-end. Overall in 2002 the dollar lost 15.4% in value against the Euro, 10.8% against sterling and 7.6% against the yen. This trend continued in 2003, with the dollar declining by 16.2% against the Euro, 10.1% against sterling and 9.7% against the yen and reaching a low point against all three currencies around year-end.

We recognized a foreign exchange loss of $22.0 million in 2003 compared to a gain of $8.2 million in 2002, as the steep decline in the value of the U.S. dollar during the second half of the year increased the cost of settling our non-U.S. dollar denominated liabilities that were not covered by forward contracts. The contracts we enter into are not treated as hedges for accounting purposes, but are intended to provide cover against fluctuations in exchange rates. Although we attempt to hedge our foreign currency exposures, there can be no guarantee that our strategy will be fully successful, and if there continues to be such volatility in the currency markets, we may experience significant foreign exchange gains or losses.

During 2002, we ended our practice of entering into foreign exchange contracts to offset certain inter-company foreign exchange balances, and instead designated these items as long-term inter-company funding balances. The unwinding of the contracts in place resulted in a $37.0 million cash inflow, which was not matched by a corresponding cash movement on the inter-company balances. Our net foreign exchange gain of $8.2 million reflected the impact of the sudden weakening of the dollar on our non-dollar-denominated net payables which were not fully covered by forward contracts.

Reversal of (loss on) impairment of investments accounted at cost

A gain of $0.3 million was recognized in 2002 upon the disposal of our non-controlling interest in Tripeze.com, which had been fully written down in 2000.

We hold a 1.5% stake in iPass, a company that listed on NASDAQ in 2003. In accordance with French GAAP, we hold this investment at the amount we paid in 2000 for our initial stake, since the investment is not held primarily for sale. The market value at December 31, 2003 was approximately $13.7 million, compared to a cost of investment of $5.1 million.

Income taxes

Our tax charge increased by 42.9% to $17.0 million in 2003 from $11.9 million in 2002, largely as a result of improvements in the profitability of a number of the group’s entities following successful restructuring and integration activities. Our effective tax rate increased from 2.1% to 5.0% due to a change in the profitability mix of entities.

The following table sets forth the calculation of our tax charge for the periods indicated.

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions)
Tax charge:
Current tax	$11.9	$25.0
Deferred tax	—	(8.0)

Total	$11.9	$17.0

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

Estimated net operating loss carry forwards at December 31, 2002 and 2003 and their expiration dates as at December 31, 2003 are shown below:

	Net operating loss	Net operating loss
Expiration	2002	2003
	(U.S. dollars in millions)
1 to 4 years	$117.9	$113.5
5 years or longer	378.0	585.4
No expiration	1,413.2	1,802.2

	$1,909.1	$2,501.1

Certain jurisdictions apply laws or procedures which attempt to restrict or eliminate the carry forward of tax losses on amalgamations or where there is a change of ownership in conjunction with a change in business operations. Certain of the country amalgamations could give rise to such restrictions or eliminations. The figures in the table above are without regard to such possible restrictions or eliminations on the basis they will be resisted.

At December 31, 2003 the deferred tax asset was $633.4 million, including those related to operating losses of $547.0 million and to other temporary timing differences of $86.4 million. However, we have recorded a valuation allowance of $625.4 million against the asset to reflect our estimate that it is not probable that we will realize the full value of the asset in the near future. While these assets have been provided for, the tax losses remain available for use in the future.

The comparable figures at December 31, 2002 were a deferred tax asset of $554.5 million with a 100% valuation allowance.

Employee Profit Sharing

The employees of majority-owned French subsidiaries of France Telecom are eligible to participate in a profit sharing program, the amount of which depends on the overall performance of the France Telecom group. In 2003, we incurred $0.9 million, of expense in respect of this program, compared to $0.6 million in 2002.

Equity In Loss Of Affiliate

Our equity in the loss of Radianz has increased by $13.3 million, or 48.7%, to $40.6 million in 2003 from $27.3 million in 2002. The 2003 result was adversely affected by a $7.7 million charge, being our share of an impairment of long-lived assets recognized by Radianz due to the under-utilization of a hosting center.

Goodwill Amortization

In light of the generally depressed state of the telecommunications market, we reassessed the fair value of goodwill in 2002 and recognized an exceptional amortization charge resulting in a net book value of goodwill of nil.

Net Loss

We recorded a net loss of $356.2 million in 2003 compared to $589.7 million in 2002, a reduction of 39.6%. This change reflects reductions in goodwill amortization and operating loss, partially offset by increased financial charges, income taxes and equity in loss of affiliate.

The net loss per share decreased by 39.3% to $1.22 per share, from $2.01 per share in 2002.

Results of Operations for the Year Ended December 31, 2002, compared to the Year Ended December 31, 2001 based on French GAAP

The following table sets forth our statement of operations for the years ended December 31, 2001 and 2002. The table includes certain unaudited pro forma condensed combined financial information for the year ended December 31, 2001 as if the acquisition of Global One and the integration of the SITA Equant Joint Venture had occurred on January 1, 2001 on a French GAAP basis. We believe that this unaudited pro forma condensed combined financial information provides useful disclosure of the effects of the combination because it compares twelve months activity of each entity.

	For the year ended
	December 31,

	2001	2002	2001
	Actual		Pro Forma
	(U.S. dollars in millions)

Revenues	$2,390.7	$2,973.1	$3,064.8
Cost of products and services	(1,847.0)	(2,269.9)	(2,409.2)
Other operating income	146.4	196.1	146.4

Gross profit	$690.1	$899.3	$802.0
Selling	$(293.6)	$(333.3)	$(401.8)
General and Administrative	(261.2)	(374.0)	(408.9)

Operating profit before depreciation, amortization, share plan and restructuring and integration charges (1)	$135.3	$192.0	$(8.7)
Depreciation and amortization, excluding goodwill	(299.2)	(487.7)	(452.8)
Share plan costs (2)	7.1	9.9	7.1
Restructuring and integration charges (3)	(110.2)	(98.1)	(109.6)

Operating loss	$(267.0)	$(383.9)	$(564.0)
Finance charges	$(17.9)	$13.3	$(32.9)
Reversal of (loss on) impairment of investments accounted for at cost	(13.1)	0.3	(13.1)
Income taxes	(41.6)	(11.9)	(57.2)
Employee profit sharing	—	(0.6)	—
Equity in loss of affiliate	(25.3)	(27.3)	(25.3)

Net loss from continuing operations before minority interests and goodwill amortization	$(364.9)	$(410.1)	$(692.5)
Goodwill amortization	$(21.7)	$(178.9)	$(21.7)

Net loss from continuing operations before minority interests	$(386.6)	$(589.0)	$(714.2)

Minority interests	(0.6)	(0.7)

Net loss from continuing operations	$(387.2)	$(589.7)
Discontinued operations	$10.8	$—

Net loss	$(376.4)	$(589.7)

Unaudited pro forma statement of operations for the year ended December 31, 2001

The presentation of financial information on a pro forma basis is prepared in accordance with French GAAP, and the basis for the presentation of these financial statements is set out in Note 5 of the Consolidated Financial Statements. There can be no guarantee that Equant would have achieved results similar to those presented in the pro forma financial information had the business combination in fact taken place on January 1, 2001. The unaudited pro forma financial information is not intended to be a substitute for, and should be read in conjunction with, the Financial Statements included in Item 18, including the notes thereto.

The following table is not intended to replace the Consolidated Financial Statements prepared in accordance with French GAAP.

			Global One
	Equant as	Global One	Excluded	Other
	Reported	H1 (4)	businesses (5)	Adjustments (6)	Pro Forma
Sales of services and products	$2,390.7	$595.4	$(95.4)	$174.1	$3,064.8
Cost of services and products sold	(1,847.0)	(582.8)	183.2	(162.6)	(2,409.2)
Other operating income	146.4	—	—	—	146.4

Gross profit	$690.1	$12.6	$87.8	$11.5	$802.0
Selling	(293.6)	(110.8)	12.0	(9.4)	(401.8)
General and Administrative	(261.2)	(111.1)	5.6	(42.2)	(408.9)

Operating result before depreciation, amortization, share plans and restructuring and integration charges (1)	$135.3	$(209.3)	$105.4	$(40.1)	$(8.7)
Depreciation and amortization, excluding goodwill	(299.2)	(85.6)	—	(68.0)	(452.8)
Share plan costs (2)	7.1	—	—	—	7.1
Restructuring and integration charges (3)	(110.2)	—	—	0.6	(109.6)

Operating loss	$(267.0)	$(294.9)	$105.4	$(107.5)	$(564.0)
Financial income/(charges)	(17.9)	(34.0)	—	19.0	(32.9)
Loss on impairment of investments accounted for at cost	(13.1)	—	—	—	(13.1)
Income taxes	(41.6)	(2.4)	—	(13.2)	(57.2)
Equity in loss of unconsolidated affiliate	(25.3)	—	—	—	(25.3)

Net profit/(loss) from continuing operations, before minority interests and goodwill amortization	$(364.9)	$(331.3)	$105.4	$(101.7)	$(692.5)
Goodwill amortization	(21.7)	(2.4)	2.4	—	(21.7)

Net loss from continuing operations before minority interests	$(386.6)	$(333.7)	$107.8	$(101.7)	$(714.2)

(1)	“Operating result before depreciation, amortization, share plans and restructuring and integration charges” should be considered only in conjunction with all of the information in the Consolidated Financial Statements. You should not consider it to be an alternative to operating profit/loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity, and it is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. We consider it to be an effective measure of performance as it excludes certain variables that affect net income (including restructuring activities, asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of our operations.

(2)	Share plan costs represent the cost of providing stock to employees under our share-based incentive compensation plans. Under French GAAP there is no compensation cost if awards and options are satisfied through the issue of new equity. Social security charges are payable on the fair value of the shares granted and are recognized over the period between the granting and vesting dates of the awards. These costs were negative in 2001 and 2002 (meaning that we reversed costs that were previously incurred). This happened because we released accruals for social charges which will no longer be payable following the decline in our share price. The negative cost in 2002 also includes an exceptional gain of $9.8 million, which represents cash received following successful litigation against our former share plan advisers.

(3)	Restructuring and integration charges mostly include the costs of integrating the former Global One businesses.

(4)	“Global One H1” represents the results of Global One for the period from January 1, 2001 through June 29, 2001.

(5)	“Global One excluded businesses” primarily represent the carrier voice and calling card services of Global One which we now undertake as agents of France Telecom.

(6)	“Other adjustments” include the revenues and associated incremental costs of the SITA/Equant network Joint Venture, as well as adjustments to the results of Global One for the period from January 1, 2001 through June 29, 2001. The pro forma adjustments reflect the inclusion in our statement of operations of all of the historic costs of the Network for the period from January 1, 2001 through June 29, 2001, allocated between cost of revenue and selling, general and administrative expenses. The pro forma revenues reflect the assumption that we would have billed SITA for its share of network costs. Any revenues contained in our historic accounts that had been billed directly to SITA have been eliminated as these are now inter-company revenues.

Revenues

The following tables set forth our revenues, on an actual and a pro forma basis, broken down by line of business.

	Year ended December 31,
	2001	2002	2001
	Actual		Pro Forma
	(U.S. dollars in millions, except percentages)
Network Services	$1,258.5	$1,567.1	$1,551.2
As a percentage of revenues	52.6%	52.7%	50.6%
Integration Services	447.1	453.4	498.9
As a percentage of revenues	18.7%	15.3%	16.3%
Other Services	142.3	238.9	284.9
As a percentage of revenues	6.0%	8.0%	9.3%
SITA contract	542.8	713.7	729.8
As a percentage of revenues	22.7%	24.0%	23.8%

Total	$2,390.7	$2,973.1	$3,064.8

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

On a pro forma basis our revenues fell by 3.0% from $3,064.8 million. This reflects declines in Integration Services, Other Services and the SITA contract, partially offset by increases in revenues from Network Services. Our Network Services business enjoyed significant volume increases offset by price declines.

The following table shows our actual revenues broken down by geographic region. Revenues are attributed to the region in which the related services are invoiced.

	Year ended December 31,
	2001	2002
	(U.S. dollars in millions, except in
	percentages)
Revenues by Region:
Europe, Middle East and Africa	1,348.6	2,147.4
As a percentage of revenues	56.4%	72.2%
Americas	$801.7	$689.8
As a percentage of revenues	33.5%	23.2%
Asia Pacific	240.4	135.9
As a percentage of revenues	10.1%	4.6%

Total	$2,390.7	$2,973.1

Europe, Middle East and Africa achieved 59% revenue growth for the year ended December 31, 2002 as compared to 2001, while the Americas and Asia Pacific experienced reductions of 14% and 43% respectively. These figures reflect primarily the concentration of our global billing activities in Dublin, Ireland.

Network Services

The following table sets forth the revenues from each of our Network Services primary product lines.

Revenues by product line:

	Year ended December 31,
	2001	2002	2001
	Actual		Pro Forma
	(U.S. dollars in millions, except percentages)
Frame Relay and IP	$947.2	$1,336.8	$1,231.2
As a percentage of NS revenues	75.3%	85.3%	79.4%
Traditional MDNS	311.3	230.3	320.0
As a percentage of NS revenues	24.7%	14.7%	20.6%

Total	$1,258.5	$1,567.1	$1,551.2

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

	Year ended December 31,
	2001	2002	2001
	Actual		Pro Forma
	(U.S. dollars in millions, except percentages)
Direct	$931.4	$1,144.4	1,081.1
As a percentage of NS revenues	74.0%	73.0%	69.7%
Indirect	327.1	422.7	470.1
As a percentage of NS revenues	26.0%	27.0%	30.3%

Total	$1,258.5	$1,567.1	$1,551.2

On a pro forma basis, direct revenues increased by $63.3 million or 5.9%, to $1,144.4 million compared to $1,081.1 million in 2001. As a percentage of total Network Services revenues, direct revenues increased from 69.7% in 2001 to 73.0% in 2002, reflecting the higher amount of revenue Global One had previously earned through wholesale relationships.

Indirect revenues fell by $47.4 million or 10.1% to $422.7 million compared to $470.1 million in 2001. This reflected significant decreases in the level of revenues from Sprint and Deutsche Telekom, former shareholders in Global One.

We continued to experience price erosion on contract renewals, and competition remained strong in the marketplace. Nonetheless, we continued to be successful in retaining our customer base – of our direct order intake, nine out of the top ten orders (by total order value) during the fourth quarter of 2002 were renewals or extensions. We benefited in part from the financial difficulties of some of our competitors, with approximately $185 million of orders being received in 2002 from former customers of KPN Qwest and Worldcom. Contracts typically average three years, however some of our new customers entered into contracts for terms of up to five years.

Integration Services

The following table sets forth our Integration Services revenues by product line.

	Year ended December 31
	2001	2002	2001
	Actual		Pro Forma
	(U.S. dollars in millions, except percentages)
Integration Services revenues by product line:
Fulfillment and system sales	121.5	135.1	141.3
As a percentage of IS revenues	27.2%	29.8%	28.3%
Hosting and applications	$91.3	$122.5	$131.5
As a percentage of IS revenues	20.4%	27.0%	26.4%
Other integration services	234.3	195.8	226.1
As a percentage of IS revenues	52.4%	43.2%	45.3%

Total	$447.1	$453.4	$498.9

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

The weakening of fulfillment and systems sales was particularly pronounced in the first half of 2002, with revenues approximately 17% below the levels of the second half of 2001, however revenues recovered in the second half of 2002, recording two consecutive quarterly increases. Fulfillment and system sales in the fourth quarter of 2002 were some 35% above the corresponding period in 2001.

Revenues from hosting and applications fell by 6.8% on a pro forma basis, largely as a result of the loss of a significant client in the financial services sector.

Revenues from other integration services have fallen by 13.4% on a pro forma basis, and have been broadly flat during each quarter of the year.

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

On a pro forma basis revenues from Other Services fell by 16.1% or $46 million from $284.9 million in 2002. This drop in revenues reflects a reduction in revenues from Convergence Solutions (primarily the significant circuit switched voice activity we acquired with Global One) as customers were migrated to voice over IP, as well as lower second half product management royalties from France Telecom Transpac. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” for further information on our arrangements with France Telecom Transpac.

SITA Contract

Our revenues from the SITA contract increased by $170.9 million or 31.5% to $713.7 million in 2002 from $542.8 million in 2001. This increase reflects the full year effect of the change in our contractual arrangements with SITA following the termination of the SITA Equant network Joint Venture. On a pro forma basis, our revenues from SITA fell by 2.2%, or $16.1 million, from $729.8 million in 2001. This decrease reflects price reductions guaranteed under the new contract that took effect on July 1, 2001, partially offset by the resolution of various issues with the new contract. Some of these disputed items dated back to July 1, 2001. Without these items, SITA revenues would have fallen by approximately 4% compared with the pro forma 2001 revenues.

Costs of Products and Services

Costs of products and services increased by 22.9% or $422.9 million, to $2,269.9 million in 2002 from $1,847.0 million in 2001. This was largely due to the inclusion of a full year of Global One activity in 2002 compared to six months in 2001. On a pro forma basis costs of products and services fell by $139.3 million or 5.8% in 2002. Excluding costs of providing switched voice services and ancillary support services to France Telecom, costs of products and services fell from a pro forma $2,262.8 million in 2001 to $2,073.8 million in 2002, a reduction of $189.0 million or 8.4%.

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

The integration of Global One’s network into the Network yielded significant cost savings in 2002. Our access and data termination costs for the fourth quarter of 2002 were approximately 8% below that of the first quarter, and we saw similar reductions in the cost of transmission over the same period. Our total network costs fell by almost 7% from the fourth quarter of 2001 to the fourth quarter of 2002.

Other Operating Income

Other operating income comprises recoveries from France Telecom in respect of our switched voice services and the provision of ancillary services with respect to the network. These recoveries from France Telecom are classified as Other Operating Income. We recognized $196.1 million of Other Operating Income in 2002, compared to $146.4 million in the period from July 1, 2001 to December 31, 2001. Comparing the second half of 2002 to same period in 2001, Other Operating Income decreased by $94.6 million or 64.6% to $51.8 million.

Switched voice services

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

Ancillary support services

We provide transmission capacity and IP services to France Telecom in countries where France Telecom does not have a presence. Pricing for these services is based on market price. We also supply ancillary support services to France Telecom on a cost recovery basis. These commercial relationships will continue so long as France Telecom continues to own at least 34% of our outstanding shares; however, the commercial terms can be varied. France Telecom paid us $65.0 million for these support services in 2002, compared to $48.5 million in the period from July 1, 2001 to December 31, 2001.

Gross Profit

Gross profit grew by 30.3% or $209.2 million to $899.3 million in 2002 from $690.1 million in 2001. This increase reflects the inclusion of a full year of Global One as opposed to six months in 2001and the termination of the SITA Equant network Joint Venture in 2001. The gross margin increased to 30.2% in 2002 from 28.9% in 2001. The improvement in gross margin is largely a result of our continued focus on operational efficiencies and the effects of the Network restructuring and integration activities described above. Our gross margin in the last two quarters of 2002 recovered to the levels enjoyed before the merger with Global One.

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

Selling Costs

Selling costs consist of expenses incurred to promote and sell our products and services and to monitor and collect accounts receivable. Selling costs increased by 13.5% to $333.3 million in 2002 from $293.6 million in 2001. The rise in expenditure reflects the inclusion of a full year of Global One activity in 2002 compared to six months in 2001. As a percentage of total revenues, selling costs fell from 12.3% in 2001 to 11.2% in 2002, reflecting the consolidation of the sales forces and closure of sales offices as discussed below.

Our bad debt expense fell by $10.4 million or 27.0% to $28.1 million in 2002 compared to $38.5 million in 2001, reflecting the impact of our improved credit control procedures on the collectibility of our receivables.

On a pro forma basis selling costs fell by 17.0%, or $68.5 million from $401.8 million in 2001. We reduced our marketing and sales headcount from 1,905 at the beginning of 2002 to 1,662 at the year-end, a drop of almost 13%. We continued to consolidate the sales force, reducing the number of quota bearing salespersons from 650 at December 31, 2001 to approximately 550 at December 31, 2002, while increasing the average value of direct orders per quota bearing salesperson during the same period. In addition, we closed a further six offices during 2002. As a percentage of pro forma revenues, selling costs fell from 13.1% in 2001 to 11.2% in 2002.

General and administrative expenses

Our general and administrative expenses increased by $112.8 million, or 43.1%, to $374.0 million in 2002, from $261.2 million in 2001. The rise in expenditure reflects the inclusion of a full year of Global One activity in 2002 compared to six months in 2001. As a percentage of total revenues, general and administrative costs rose from 10.9% in 2001 to 12.6% in 2002.

On a pro forma basis, general and administrative expenses fell by 8.5% or $34.9 million from $408.9 million in 2001. This reduction results from our continuing restructuring and integration program, which reduced headcount and cut duplicated expenses for premises, equipment and information technology. As a percentage of pro forma revenues, general and administrative expenses fell from 13.3% in 2001 to 12.6% in 2002.

Operating result before depreciation, amortization, share plans and restructuring and integration charges

Operating result before depreciation, amortization, share plan and restructuring and integration charges increased by 42.0% to $192.0 million in 2002 from $135.3 million in 2001. As a percentage of revenue, it increased from 5.7% in 2001 to 6.5% in 2002. This improvement reflects the increased gross margins as well as the proportionate reduction in selling costs, partially offset by proportionate increases in general and administrative costs.

On a pro forma basis, operating result before depreciation, amortization, share plan and restructuring and integration charges in 2001 was a loss of $8.7 million. The pro forma improvement in 2002 reflects the significant increase in pro forma gross profit, as well as the decreases in pro forma selling, general and administrative costs.

Depreciation and amortization, excluding goodwill

Depreciation and amortization increased by $188.5 million, or 63.0%, in 2002 to $487.7 million from $299.2 million in 2001. As a percentage of revenue, depreciation and amortization rose from 12.5% in 2001 to 16.4% in 2002. The increase primarily reflects the increased amount of network assets following the acquisition of Global One, as well as $24.1 million of asset impairments as a result of the failure of certain IRU suppliers to honor their contractual commitments to us. The $24.1 million charge related to capacity previously provided by KPN Qwest, Pacific Crossing and Pangea.

On a pro forma basis, depreciation and amortization increased by $34.9 million or 7.7% in 2002 from $452.8 million in 2001.

Share plan costs

Since all our share option exercises have been satisfied with the issue of new shares, share plan costs represent the social charges expected to be payable on exercise. These costs were negative in 2001 and 2002 as a result of the release of accruals for social charges which will no longer be payable following the decline in our share price.

The credit recognized in 2002 included an exceptional gain of $9.8 million following finalization of social charge payments relating to the pre-merger share option scheme.

Restructuring and integration charges

The following table sets forth the components of our restructuring and integration charges for the periods indicated.

	Year ended December 31,
	2001	2002
	(U.S. dollars in millions)
Restructuring and integration charges:
Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$173.4	$193.3
Divisional reorganization	0.4	—
SITA Equant network Joint Venture restructuring	5.1	—
Other	10.5	(0.8)

Total	$189.4	$192.5
Reimbursement due from FT	$(79.2)	$(94.4)

Total	$110.2	$98.1

Restructuring and integration charges in 2002 amounted to $192.5 million. This largely comprised restructuring and integration costs following the France Telecom transactions.

Restructuring and integration charges in 2001 amounted to $189.4 million. This comprised $173.4 million of restructuring and integration costs as well as $10.5 million of transaction-related expenses that could not be treated as part of the cost of acquisition.

Following the merger with Global One and the termination of the SITA/Equant network Joint Venture, we commenced integrating the operations of the three organizations. The major components of the restructuring and integration costs incurred during the period from July 2001 to December 2002 were asset write downs ($125.7 million), lease exit costs ($67.6 million), employee termination costs ($76.2 million), and integration planning and implementation costs ($37.9 million).

Under the terms of the Contribution Agreement, certain of the restructuring and integration costs were to be reimbursed by France Telecom. France Telecom met $173.6 million of the costs incurred in the period from July 2001 to December 2002, and this contribution has been netted against the expense. Some $140.9 million of the reimbursement had been received at December 31, 2002, and the remainder was received in 2003. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” and “Item 10. Additional Information – Material Contracts” for further information.

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

Financial income / (charges)

The following table sets forth the components of our financial income/(charges) for the periods indicated.

	Year ended December 31,
	2001	2002
	(U.S. dollars in millions)
Financial income / (charges):
Cost of early termination of finance arrangements	$(2.1)	$—
Interest income	20.9	7.1
Interest expense	(30.3)	(2.0)
Foreign exchange (losses) / gain	(6.4)	8.2

Total	$(17.9)	$13.3

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

During 2002, the Company ended its practice of entering into foreign exchange contracts to offset certain inter-company foreign exchange balances, and instead designated these items as long-term inter-company funding balances. The unwinding of the contracts in place resulted in a $37.0 million cash inflow, which was not matched by a corresponding cash movement on the inter-company balances. Our net foreign exchange gain of $8.2 million reflects the impact of the sudden weakening of the dollar on our non-dollar-denominated net payables which were not fully covered by forward contracts.

Net interest income for 2002 was $5.1 million compared to a net expense of $9.4 million in 2001. The cash injection from the France Telecom transaction allowed us to repay debt, which had built up through June 2001. See “ — Liquidity and Capital Resources”.

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

The following table sets forth the calculation of our tax charge for the periods indicated.

	Year ended December 31,
	2001	2002
	(U.S. dollars in millions)
Tax charge:
Current tax	$12.3	$11.9
Deferred tax charge	29.3	—

Total	$41.6	$11.9

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

Estimated net operating loss carry forwards at December 31, 2001 and 2002 and their expiration dates as at December 31, 2002 are shown below:

	Net operating loss	Net operating loss
Expiration	2001	2002
	(U.S. dollars in millions)
1 to 4 years	$129.1	$117.9
5 years or longer	488.6	378.0
No expiration	890.4	1,413.2

	$1,508.1	$1,909.1

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

Equity in loss of affiliate

Our equity in the loss of Radianz increased by $2.0 million, or 8.0%, to $27.3 million in 2002 from $25.3 million in 2001.

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

Discontinued Operations

We disposed of a reportable segment, Equant Application Services, on October 1, 2001 for consideration of $15.6 million, realizing a gain on disposal of $13.4 million. The net losses for the period to disposal amounted to $2.6 million.

Net loss

We recorded a net loss of $589.7 million in 2002 compared to $376.4 in 2001, an increase of 56.7%. This change reflects the exceptional goodwill amortization charge and the increased operating loss, partially offset by increased financial income, and lower income taxes.

The net loss per share increased by 32.2% to $2.01 per share, from $1.52 per share in 2001.

Liquidity And Capital Resources

The following table summarizes our cash flows.

	Year ended December 31,
	2001	2002	2003
		(U.S. dollars in millions)
Cash flow by activity:
Operating activities	$(117.4)	$383.1	$312.4
Investing activities	(129.2)	(367.8)	(282.4)
Financing activities	574.8	50.4	(156.7)
Foreign exchange impact	4.1	0.7	4.6

Increase (decrease) in cash	$332.3	$66.4	$(122.1)

Our cash and cash equivalents balance as at December 31, 2003 totaled $330.1 million. Approximately 69% of this was held in U.S. dollars, 12% in Euros and 19% in other currencies.

Operating Activities

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

In 2002, we generated cash inflows from operating activities of $383.1 million. This resulted primarily from a net loss for the period of $589.7 million, which however included the significant non-cash items of $666.6 million for depreciation and amortization, $74.2 million for non-cash restructuring expenses and $27.3 million for impairment losses and equity in loss of affiliates. We received $140.9 million from France Telecom as reimbursement of restructuring and integration costs during 2002, and incurred related cash outflows of $134.5 during the same period. Our working capital requirements decreased by $204.4 million in the period.

In 2003, we generated cash inflows from operating activities of $312.4 million. This resulted primarily from a net loss for the period of $356.2 million, which however included the significant non-cash items of $482.4 million for depreciation and amortization, $40.7 million for non-cash restructuring expenses and $40.6 million equity in loss of affiliates. We received $145.3 million from France Telecom as reimbursement of restructuring and integration costs during 2003, and incurred related cash outflows of $125.6 during the same period. Our working capital requirements decreased by $105.0 million in the period, reflecting a significant reduction in our accounts receivable balance from our continued focus on initiatives to improve our cash collection cycle partially offset by a reduction in our accounts payable balance.

Investing Activities

Net cash used in investing activities consists of cash used for the purchase of property and equipment and IRUs, less the impact of acquisitions and proceeds from asset sales.

In 2001, we incurred capital expenditure of $412.2 million (we purchased property and equipment with a value of $346.8 million and IRUs of $65.4 million) and generated $17.1 million of cash from asset disposals. Our capital expenditure was funded by our debt facilities and the cash received from France Telecom for the issuance of preference shares. The acquisition of Global One increased our cash balances by $295.3 million, before transaction costs of $29.4 million.

In 2002, we purchased property and equipment with a value of $332.3 million and IRUs of $36.9 million. These purchases were funded by our existing cash resources and funds generated from operating activities. We also generated $1.4 million of cash through the disposal of investments held for resale.

In 2003, we purchased property and equipment with a value of $234.0 million and IRUs of $46.1 million. We also purchased the minority interests in our Egyptian and Russian businesses for $2.3 million. These purchases were funded by our existing cash resources and funds generated from operating activities.

Financing Activities

Net cash provided by financing activities in 2001 represents the cash received from France Telecom for the issuance of preference shares, net of long and short-term debt repayment. Net cash provided by financing activities in 2002 primarily represents additional cash received from France Telecom as reimbursement of amounts due under the Contribution Agreement and proceeds from the settlement of foreign exchange contracts. Net cash used in financing activities in 2003 primarily represents the loan of $150 million of our surplus cash to France Telecom in July 2003 for a period of twelve months, as well as the repayment of bank loans and overdrafts.

We believe that our existing cash resources and funds generated from operations are sufficient to meet our planned cash needs beyond the end of 2004. Our subsidiaries and we have a number of available unsecured lines of credit and other borrowing arrangements. At December 31, 2003, the unutilized portion of these totaled approximately $80.2 million. The largest facility is a $50 million treasury management agreement with France Telecom. Interest is charged at 40 basis points above the overnight USD LIBOR on the net balance outstanding under the agreement. The terms of the agreement are subject to renewal on December 31 each year. No amounts have been drawn down under this facility.

Capital Expenditures

The telecommunications industry is generally characterized as highly capital intensive, although data networks can be significantly less capital intensive than voice networks.

The following table sets forth our capital expenditures in 2001, 2002 and 2003, by category:

	Year ended December 31,
	2001	2002	2003
	(U.S. dollars in millions)
Capital expenditure by category:
Network and customer premises equipment	$334.1	$301.5	$218.1
Computer hardware and software	54.2	40.8	37.5
Other	23.9	26.9	24.5

Total	$412.2	$369.2	$280.1

Our capital expenditures totaled $280.1 million in 2003, primarily relating to the expansion of the network, the improvement of customer service and the further development of products and services including $46.1 million spent on increasing our transmission capacity in the form of IRUs. We expect to continue to benefit from lower costs of capital items, including purchased transmission capacity, and from improved network capital efficiency. We funded these investments from existing cash resources and funds generated from operations.

Our capital expenditures fell by $89 million, or 24%, from 2002 to 2003. This decrease is primarily due to decreased purchases of network equipment. The reduction in capital expenditures results from having one integrated network, more efficient purchasing and equipment deployment, as well as slower growth in certain revenue lines. As a percentage of revenues, our capital expenditure fell from 20.2% (on a pro forma basis) in 2001 to 12.4% in 2002, and to 9.5% in 2003. We believe we have one of the lowest ratios of capital expenditure to revenue in the telecommunications industry.

Approximately 78% of our capital expenditures in 2003 were in network equipment (both switching and transmission) and customer premises equipment, as compared to 82% in 2002 and 81% in 2001.

All significant capital expenditure requires the approval of our Investment Review Group, and we only incur expenditure to support revenue growth or to support operational efficiencies. Some 52% of our 2003 capital expenditure was principally revenue growth-driven, with 31% being efficiency driven and the remainder supporting the transmission infrastructure. We expect to increase the proportion of capital expenditure that is revenue growth-driven in 2004, and to reduce the proportion spent supporting the transmission infrastructure. We invest in the purchase of transmission capacity between major countries where it reduces the costs of transmission. We have also invested and we intend to continue to make significant investments in our computer, management information, customer service and billing systems.

Commitments and contingencies

The following summarizes our contractual obligations and commercial commitments at December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(U.S. dollars in millions)
Bank loans and overdrafts	$1.0	$1.0	$—	$—	$—
Capital lease obligations	0.5	0.3	0.2	—	—
Operating lease obligations (a)	1,164.7	454.5	415.3	118.0	176.9
Purchase obligations (b)	16.6	16.6	—	—	—
Commitments to SITA in respect of the network (c)	—	—	—	—	—

Total contractual obligations	$1,182.8	$472.4	$415.5	$118.0	$176.9

(a)	The amounts stated in respect of operating leases include obligations on leases where we are currently negotiating with lessors to terminate leases and for which provisions have been recognized as part of our restructuring and integration activities. As a result, we do not expect to be required to settle the entire amount shown above in cash.

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

(b)	We enter into purchase contracts with network equipment manufacturers and into supply contracts with other suppliers. We believe that there is no significant risk of financial loss from these contracts.

(c)	Under the arrangements with SITA that came into effect on June 29, 2001, we are responsible for operating and managing the Network. In certain countries SITA continues to operate the Network locally and we are charged all the costs of operating in such countries. SITA will continue to operate locally in certain countries until we can purchase the local network assets in the affected countries. See “Item 7. – Major Shareholders and Related Party Transactions” and “Item 10. – Additional Information – Material Contracts” for more information.

	Commitments by period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	(U.S. dollars in millions)
Guarantees (a), (b)	$181.6	$181.6	$—	$—	$—
Unconditional supply obligations (c)	81.3	12.5	25.0	25.0	18.8
Defined benefit schemes (d)	67.5	—	—	—	67.5
Credit lines (e)	81.2	81.2	—	—	—
Other commercial commitments	82.7	72.6	10.1	—	—

Total Commercial Commitments	$494.3	$347.9	$35.1	$25.0	$86.3

(a)	We have contingent liabilities, including guarantees provided to third parties, totaling $181.6 million at December 31, 2003. The nature of these guarantees is disclosed in Notes 24 and 30 to the Consolidated Financial Statements.

(b)	We are party to a number of agreements under which we may be required to contribute to future commitments of various consortia created to own and maintain network assets. Should other members of individual consortia elect not to meet their own commitments, and thereby sacrifice benefits of consortia membership, the remaining consortia members (including the Company) may be required to increase their contributions and percentage membership. It is not possible to quantify this commitment.

Our agreement with Radianz obligates us to integrate portions of the Radianz backbone network with our Network by July 2003,which we were unable to complete, or we would be obligated to compensate Radianz in cash for any shortfall in the cost saving anticipated in the agreement (which are calculated using detailed formulae). It is not possible to quantify this contingent liability. We are in negotiation with Reuters and Radianz regarding the technical requirements of integrating the network as certain technical applications prevent this cost saving commitment being achieved. We believe that the likelihood of such a claim being made or succeeding is remote.

(c)	As part of the contribution agreement, we have agreed to provide $125 million of services to Radianz free of charge over a period of 10 years from July 1, 2000. We recognized an onerous contract liability associated with providing such services on formation of Radianz. Approximately $44 million of services were provided in the period from July 1, 2000 through December 31, 2003.

(d)	We sponsor defined benefit pension schemes in a number of contracts, some of which were under-funded at December 31, 2003. The amount shown above represents the excess of the present value of our obligations over the fair value of plan assets as determined by the actuaries of the respective schemes.

(e)	Our subsidiaries and we have a number of available unsecured lines of credit and other borrowing arrangements. At December 31, 2003, the unutilized portion of these totaled $80.2 million. See “ — Liquidity and Capital Resources – Financing Activities”.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro, British pound, Swiss Franc and Brazilian Real.

We calculate prices for our network services activities in U.S. dollars, and subsidiaries billing approximately 75% of our network services revenues use U.S. dollars as their functional currency. We may translate prices for these products and services at the time of sale or billing into other currencies using an exchange rate current at that time. We accordingly bear exchange rate risk during the lives of those contracts, meaning that the U.S. dollar equivalent of the cash to be received from customers will either increase or decrease as the exchange rate of the billing currency against the U.S. dollar decreases or increases. In other lines of business, other than the SITA network contract, we price and record revenues predominantly in local currencies.

Our Network costs are largely denominated in U.S. dollars and Euros, and we bear an exchange rate risk in respect of contracts that are not U.S. dollar-denominated. We incur most of our non-network costs in the currency in which we provide our services. We attempt to match billing currency to the corresponding costs, but due to our wide geographic coverage, we incur less U.S. dollar-denominated expenditure than the U.S. dollar-denominated revenues we earn. To the extent that the local currency used by a subsidiary fluctuates against the U.S. dollar, the payables in respect of such purchases may increase or decrease significantly and lead to foreign exchange losses or gains.

Although the numerous currencies in which we operate have not moved uniformly, the U.S. dollar weakened against most major currencies, declining by 16.2% against the Euro, 10.1% against sterling and 9.7% against the yen and reaching a low point against all three currencies around year-end. Our 2003 revenues benefited by approximately $129 million from this depreciation, however our expenses increased by approximately $199 million over the same period. Our consolidated net foreign exchange loss for 2003 amounted to $22.1 million.

Our reporting currency is U.S. dollars, however, as described above, a sizeable portion of our revenues were earned through subsidiaries with functional currencies other than the U.S. dollar. In addition, a substantial portion of our assets are non-dollar denominated, because we generally carry local Network assets and provide operation funding in the currency of the countries in which they are located. Any appreciation of the dollar against the currencies in which these items are denominated has the effect of reducing their dollar values in our Consolidated Financial Statements or vice versa. For consolidation purposes, we translate into U.S. dollars, using the period-end exchange rate, the assets, shareholders’ equity and liabilities of those of our subsidiaries for which the dollar is not the functional currency. We translate income and expenses at the average exchange rate for the period. We record adjustments resulting from the translation directly in shareholders’ equity, and show them as “cumulative foreign currency translation adjustments” in our consolidated balance sheet. The balance sheet impact of such translation adjustments has been, and may be expected to continue to be, material from period to period. These adjustments resulted in a decrease in shareholders’ equity of $42.4 million in 2001, respectively, increases of $89.5 million and $107.4 million in 2002 and 2003, respectively. The change in shareholders’ equity in each year resulted primarily from the translation of local Network assets, held in the currency of the countries in which they are located, into U.S. dollars.

Research and Development

We do not perform basic research. We engage in a measure of technical research, focused principally on monitoring emergent technologies and the manner in which they can be adapted for commercial use.

Recent Accounting Pronouncements

French GAAP:

CRC rule 02-10 on depreciation, amortization and impairment of assets

This rule redefines the notions of depreciation, amortization and impairment of assets and states when impairment tests should be performed in relation to tangible and intangible assets. It is applicable for accounting periods starting from January 1, 2005 and earlier adoption from January 1, 2002 is allowed. We have chosen not to apply this rule in our December 31, 2003 financial statements.

CRC rule 03-07 of December 12, 2003 relating to the first time application of the accounting method by asset component and amending the transitional application rules set down under CRC rule 02-10 for major repairs

In accordance with CRC rule 00-06 (on liabilities), CRC rule 02-10 and CRC rule 03-07, provisions for major repairs are subject to transitional application rules until January 1, 2005. These rules distinguish between two categories of major repairs:

•	expenditures aiming to fully or partly replace existing fixed assets,

•	expenditures scheduled over a number of years through major repair or revision plans in accordance with the applicable laws or regulations or with the standard procedures of the company with the sole aim of verifying the good working order of plant or equipment and maintaining it, without extending its useful life beyond that originally assessed.

For expenses in the first category, i.e. asset replacement, as rule CRC 02-10 had not been adopted at January 1, 2002, for 2003 and 2004 companies may either maintain their previous accounting treatment or use the method of accounting for assets by component. For the second category of expenditure, companies may either record a provision for major repairs or use the method of accounting for assets by component.

We have chosen not to account for assets by component in our December 31, 2003 financial statements. Based on the nature of our business, we are not exposed to material expenditure under the second category mentioned above. The application of the rule at December 31, 2003 did not have any material impact on Net income or Shareholders’ equity.

Recommendation 03-R-01 of April 1, 2003 from the Conseil National de la Comptabilité relating to accounting for and the measurement of pension obligations and similar benefits.

This recommendation is applicable from January 1, 2004 with earlier adoption possible from January 1, 2003. It sets out rules relating to the accounting treatment and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. We are currently reviewing the practical implications of this recommendation for application as at January 1, 2004.

CRC rule 03-05 of November 20, 2003 relating to the accounting treatment of website development costs

In line with the asset definition statement exposure draft and rule 02-10 relating to depreciation, amortization and impairment of assets, this rule sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization thereof. CRC rule 03-05 is applicable to accounting periods commenced since January 1, 2004 and may be applied in advance as from January 1, 2003. We already apply similar terms and conditions to those set out in the rule, and therefore its application should not have a material impact on our results of operations or financial condition.

CRC rule 03-01 of October 2, 2003 relating to the accounting treatment of Internet barter transactions

This rule defines the scope of application, valuation principles and the procedures used to assess the fair value of Internet barter transactions, as well as the additional information to be disclosed in the notes to the financial statements. It applies to accounting periods beginning after January 1, 2004 and may be applied in advance as from January 1, 2003. We already apply similar terms and conditions to those set out in the rule, and therefore its application should not have a material impact on our results of operations or financial condition.

CNC Recommendation 2003-r02 of October 21, 2003

This recommendation sets out the provisions of the European Commission Recommendation of May 30, 2001 relating to the “recognition, measurement and disclosure of environmental issues in the annual accounts and annual reports of companies”. The CNC recommendation is applicable to accounting periods beginning after January 1, 2004. It does not amend the rules applicable to the accounting treatment of environment-related liabilities but aims to achieve greater harmonization of the type of environmental disclosures made by different companies.

Implementation of International Financial Reporting Standards

In July 2003, the France Telecom group created a project team to manage the conversion to International Financial Reporting Standards (‘IFRS’). We are participating in this project. The objective of this project team is to identify the principal differences between French GAAP and IFRS that impact the France Telecom group and to prepare comparative financial information for the year ended December 31, 2004 for disclosure in the 2004 Annual Report.

U.S. GAAP:

In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor non-performance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of this Issue become effective for fiscal periods beginning after June 15, 2003. We do not anticipate that the adoption of this Issue will have a material impact on our results of operations, financial position and cash flows.

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations.

In May 2003, the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The changes in this statement will result in a more complete depiction of an entity’s liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. The majority of the instruments within the scope of SFAS 150 are to be measured initially and on a continuous basis at fair value, with offsets being charged to the statement of operations. SFAS 150 is effective for financial instruments issued or modified after March 31, 2003. We have neither issued nor modified any instruments within the scope of this Statement since March 31, 2003. Any financial instruments we issued before March 31, 2003, are subject to this Statement beginning on January 1, 2004. We do not expect any impact on our results of operations and financial position for financial instruments existing before March 31, 2003.

In May 2003, the EITF reached a consensus on EITF 01-8 “Determining Whether an Arrangement Contains a Lease”, relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13 Accounting for Leases, should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. This consensus is effective prospectively for contracts entered into or significantly modified after January 1, 2004. We do not expect any impact on our results of operations and financial position for contracts entered into before December 31, 2003.

Operating and Financial Review under U.S. GAAP

The following section is a discussion of our results of operations under U.S. GAAP. The following discussion should be read in conjunction with the financial information included in Note 30 to the Consolidated Financial Statements.

Overview

Like us, Global One offered a single source for the provision of seamless data, voice and IP telecommunications services for businesses, carriers and consumers around the world. “Seamless” service combines one-stop shopping or single contract customer service with uniform quality end-to-end technical and commercial service. Global One focused primarily on multinational businesses and their suppliers, distributors and customers. Global One provided data, voice and/or IP services in more than 120 countries and territories worldwide, including some of the most important telecommunications markets worldwide.

On June 29, 2001 the France Telecom Transactions were completed and the composition of Global One changed. These transactions had a significant effect on the operations of both Global One and Equant and are described in “Item 4. – Information on the Company – History and development of the company – Our history”.

The most significant change that occurred on June 29, 2001 was Global One’s acquisition of us. Following the acquisition, Global One’s consolidated balance sheet reflected goodwill and other intangible assets of approximately $10.4 billion. This resulted from (i) the “push down” of goodwill which arose upon France Telecom’s acquisition, in April 2000, of the interests in Global One held by Sprint and Deutsche Telekom, and (ii) the goodwill and other intangible assets arising on the reverse acquisition of Equant. On December 31, 2001, we assessed the carrying value of goodwill and other intangible assets based upon certain assumptions we made in developing projections of future cash flows. These projections reflect the financial markets’ view of the telecommunications industry and business conditions in general, and suggested that we would not recover the carrying value of our goodwill and other intangible assets. Accordingly we recorded an impairment loss of $7.5 billion in our 2001 U.S. GAAP financial statements to reflect the reduction in anticipated future cash flows. Following adoption of SFAS 142, we performed our first annual impairment test on December 31, 2002. Since we are a single reporting unit we have determined that using the quoted market price of our stock best represents our fair value. On December 31, 2002 our share price was $4.05, compared to $11.65 on December 31, 2001. As a result, the remaining $2.4 billion of goodwill was written off in 2002. We continue to carry other intangible assets of approximately $133 million at December 31, 2003 arising on the acquisition of Global One, which are being amortized over periods of between four and 20 years.

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

From June 30, 2001 we have acted as France Telecom’s agent for its pre-paid and post-paid calling cards in various countries, and are also the distributor for France Telecom’s carrier business outside France. In connection with services provided under this agency relationship, we earn a fee of cost plus 0.5 percent. Revenues and cost of sales are recognized on a net basis as $3.3 million and $0.2 million for the years ended December 31, 2002 and 2003, respectively, classified within cost of products and services.

The series of agreements among Global One’s local sales and service units, or LSSUs, Global Products and Services, or GPS, a division of France Telecom, and France Telecom’s long distance division, or FTLD, which had been implemented in the second half of 2000 were replaced by new agreements which are described in “Item 7. – Major Shareholders and Related Party Transactions – Related Party Transactions – Our relationship with France Telecom”. The agreements between the LSSUs, FTLD and GPS required FTLD to sell switched voice minutes, bandwidth and IP connectivity to GPS, combining FTLD’s resources with the resources owned by the LSSUs for which FTLD were invoiced by the LSSUs at cost plus a margin. Under these agreements, all costs invoiced by FTLD, as well as the central function costs, including global products, global sales, finance and corporate services, were accounted for within GPS. The LSSUs then purchased their manufactured global products and services from GPS at wholesale market prices. Since June 30, 2001, we have conducted all of these activities.

In addition, France Telecom retained a number of non-operating entities that had previously been combined into Global One, resulting in repayments of investors capital being recorded in the first half of 2001.

Following completion of the transactions in June 2001, we began to integrate the businesses of Equant, Global One and the SITA/Equant network Joint Venture. Under the terms of the Contribution Agreement between France Telecom and Equant, we shared certain restructuring and integration costs for a period of two years following June 29, 2001. France Telecom reimbursed us for half the costs of employment and termination of the first 2,500 employees of the new entity (including employees transferred from SITA to us pursuant to the SITA/Equant network Joint Venture) that we identified as not necessary for our long-term operation. For a period of two years following June 29, 2001, the Contribution Agreement obligated France Telecom to participate in the non-personnel related integration and restructuring costs incurred with respect to the integration of Equant, Global One and the SITA network and the realization of related synergies. France Telecom reimbursed us for 50% of the first $240 million of these costs and 100% of the next $90 million of these costs. Since July 2001 we have incurred $558.2 million of such costs, of which France Telecom reimbursed $286.2 million.

Results of Operations for the Year Ended December 31, 2003, compared to the Year Ended December 31, 2002 based on U.S. GAAP

     The following table sets forth our statement of operations on a U.S. GAAP basis for the years ended December 31, 2002 and 2003 and the percentage change between the two periods.

	Year ended December 31,		% change
			from 2002
	2002	2003	to 2003
	(U.S. dollars in millions)
Revenues	$2,973.1	$2,948.9	(0.8)%
Cost of products and services	(2,496.9)	(2,475.3)	(0.9)%

Gross profit	$476.2	$473.6	(0.5)%
Selling, general and administrative expenses	$(781.3)	$(727.0)	(6.9)%
Restructuring and integration charges	(192.5)	(197.7)	2.7%
Loss on impairment of goodwill and other intangible assets	(2,440.9)	—	n/a

Operating loss	$(2,938.5)	$(451.1)	(84.6)%
Equity in loss of affiliate	(168.9)	(41.1)	(75.7)%
Interest income (net)	$7.1	$2.7	(62.0)%

Loss before taxes and minority interests	$(3,100.3)	$(489.5)	(84.2)%
Income taxes	(4.7)	(9.8)	108.5%
Minority interests	(0.7)	(0.1)	(85.7)%

Net loss	$(3,105.7)	$(499.4)	(83.9)%

Revenues

Revenues decreased $24.2 million or 0.8% to $2,948.9 million for the year ended December 31, 2003 compared to $2,973.1 million for the year ended December 31, 2002. See “ — Operating and Financial Review under French GAAP – Results of Operations for the Year ended December 31, 2003, compared to the Year ended December 31, 2002 based on French GAAP – Revenues”.

Cost of products and services

Costs of products and services consist of all costs incurred to provide services rendered to customers, including access, transmission and termination. It also includes the costs of network depreciation and maintenance and costs of goods and services purchased for resale.

Costs of products and services for the year ended December 31, 2003 decreased by $21.6 million or 0.9% to $2,475.3 million compared to $2,496.9 million for the year ended December 31, 2002. This was largely due to reductions in data termination and transmission costs and depreciation charges. The network restructuring and integration activities performed in 2001 and 2002 have yielded significant cost savings and we expect to enjoy further benefits in the future.

The improvement in the gross profit percentage reflects the operational efficiencies brought about by our Network integration activities, partially offset by additional depreciation charges to write off network assets.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2003 decreased by $54.3 million or 6.9% to $727.0 million compared to $781.3 million for the year ended December 31, 2002. This was largely due to a reduction in bad debt expenses (which fell by $28 million during the year due to the impact of our improved credit control procedures on the collectibility of our receivables) and an impairment charge of $24.1 million recorded in 2002 as a result of the failure of certain IRU suppliers to honor their contractual commitments to us. The $24.1 million charge related to capacity previously provided by KPN Qwest, Pacific Crossing and Pangea.

Amortization of intangible assets, which includes customer relationships, workforce and trade marks, remained unchanged at $20.5 million for the year ended December 31, 2003. The intangible assets on our balance sheet are being amortized over periods of between four and 20 years.

Restructuring and integration charges

The following table sets forth the components of our restructuring and integration charges for the periods indicated.

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions)
Restructuring and integration charges:
Restructuring	$65.1	$123.7
Integration	127.4	74.0

Total	$192.5	$197.7

Restructuring and integration charges in 2003 amounted to $197.7 million. This comprised $123.7 million of restructuring costs and $74.0 million of integration costs arising from the France Telecom transactions and our strategic reorganization.

Following the merger and the termination of the SITA/Equant network Joint Venture, we commenced integrating the operations of the three organizations. We have incurred restructuring and integration costs of $558.3 million during the period since the transactions, the major components of which are asset write downs ($166.4 million), lease exit costs ($127.2 million), employee termination costs ($132.9 million), and integration planning and implementation costs ($64.0 million).

Under the terms of the Contribution Agreement, certain of the restructuring and integration costs were to be reimbursed by France Telecom. France Telecom reimbursed $286.2 million of the costs incurred since July 2001, and this contribution has been treated as a capital contribution. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” and “Item 10. Additional Information – Material Contracts” for further information.

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

On January 1, 2002 we adopted SFAS 142 which requires all goodwill be reviewed for impairment at least annually. There was no impairment recognized on adoption. Since we are a single reporting unit we have determined that our fair value is best represented by using the quoted market price of our stock. When we performed our first annual impairment review on December 31, 2002 our share price was $4.05, compared to $11.65 on December 31, 2001. As a result, all remaining goodwill was written off in 2002.

Depreciation

In addition to the amortization of intangible assets, we recognized a depreciation charge in 2003 of $482.4 million compared to $463.6 million in 2002. The increase of $18.8 million, or 4.1%, reflects the impact of reducing the useful life of certain assets. As a percentage of revenue, depreciation and amortization increased from 15.6% to 16.4%.

The depreciation charge is substantially above the current rate of capital expenditure, reflecting the high levels of capital expenditure in recent years. We expect depreciation to fall slightly in 2004 but then to decline significantly as the asset base matures and integration and operating benefits reduce our future capital expenditure expectations.

The depreciation charge is reflected in the financial statements based on the nature of costs and related assets as follows:

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions)
Cost of revenue	$400.5	$403.2
Selling, general and administrative expenses	63.1	79.2

Total	$463.6	$482.4

Operating loss

We recorded an operating loss of $451.1 million in 2003 compared to $2,938.5 million in 2002. This change primarily reflects the impairment charge recorded in 2002, as well as reductions in selling, general and administrative expenses and restructuring and integration charges.

Equity in loss of affiliate

Equity in the loss of affiliate comprises our share of the losses of Radianz.

	Year ended December 31,
	2002	2003
	(U.S. dollars in millions)
Share in loss of affiliate	$29.0	$41.1
Impairment loss	139.9	—

Total	$168.9	$41.1

We determined that there was an other than temporary impairment in our investment in Radianz in 2002, and accordingly recorded an impairment loss. The write-down was calculated by reference to the difference between the carrying value and the fair value, which was based on the sum of appropriately discounted cash flows.

Interest income (net)

We recognized interest income of $2.7 million in 2003 compared to $7.1 million in 2002, a decrease of $4.4 million.

At December 31, 2003 we had net cash and loans balances of $479.1 million, (including $138.2 million on deposit with, and $150.0 million on loan to, France Telecom), compared to $445.2 million (including $307.8 million on deposit with France Telecom) as at December 31, 2002. At December 31, 2003 these deposits were earning interest at rates between 1.06% and 1.56% per annum, compared to 1.36% per annum on December 31, 2002. We have maintained a positive net cash and loans balance since June 2001. See “ — Liquidity and Capital Resources”.

Loss before taxes

Loss before taxes fell by $2,610.8 million or 84.2% to $489.5 million for the year ended December 31, 2003 compared to $3,100.3 million for the year ended December 31, 2002. This decrease primarily resulted from the reduced goodwill impairment charges.

Income Taxes

Income taxes increased by $5.1 million or 108.5% to $9.8 million for the year ended December 31, 2003 compared to $4.7 million for the year ended December 31, 2002. Our effective tax rate increased from 0.3% to 2.2% over the same period. This primarily reflects the loss on impairment of goodwill recognized in 2002, as well as the effect of the group reorganization on the mix of profitability by entity.

Net loss

We recorded a net loss of $499.4 million in 2003 compared to $3,105.7 million in 2002, a reduction of 83.9%. This change reflects the reduction in operating loss and equity in loss of affiliates, partially offset by increased income taxes and lower interest income.

The net loss per share decreased by 83.9% to $1.77 per share, from $10.99 per share in 2002.

Results of Operations for the Year Ended December 31, 2002, compared to the Year Ended December 31, 2001 based on U.S. GAAP

     The following table sets forth our statement of operations on a U.S. GAAP basis for the years ended December 31, 2001 and 2002 and the percentage change between the two periods.

	Year ended December 31,		% change
			From 2001
	2001	2002	to 2002
	(U.S. dollars in millions)
Revenues	$2,102.5	$2,973.1	41.4%
Cost of products and services	(1,937.7)	(2,496.9)	28.9%

Gross profit	$164.8	$476.2	189.0%
Selling, general and administrative expenses	$(1,168.5)	$(781.3)	(33.1)%
Restructuring and integration charges	(170.8)	(192.5)	12.7%
Loss on impairment of goodwill and other intangible assets	(7,478.7)	(2,440.9)	(67.4)%

Operating loss	$(8,653.2)	$(2,938.5)	(66.0)%
Equity in loss of affiliate	(25.8)	(168.9)	554.7%
Interest (expense) income (net)	$(7.1)	$7.1	n/a
Impairment of investments accounted at cost	(13.1)	—	n/a

Loss from continuing operations before taxes and minority interests	$(8,699.2)	$(3,100.3)	(64.4)%
Income taxes	(27.6)	(4.7)	(83.0)%
Minority interests	—	(0.7)	n/a

Net loss from continuing operations	(8,726.8)	(3,105.7)	(64.4)%
Discontinued operations	14.5	—	n/a

Net loss	$(8,712.3)	$(3,105.7)	(64.4)%

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

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2002 decreased by $387.2 million or 33% to $781.3 million compared to $1,168.5 million for the year ended December 31, 2001. This was largely due to a decline in amortization of goodwill and other intangible assets, partially offset by a 55% increase in depreciation expense and an asset impairment charge of $24.1 million as a result of failure of certain IRU suppliers to honor their contractual commitments to us. The $24.1 million charge related to capacity previously provided by KPN Qwest, Pacific Crossing and Pangea.

Amortization of goodwill and other intangible assets, which includes customer relationships, workforce and trade marks, fell by 96% to $20.5 million for the year ended December 31, 2002 compared to $488.7 million for the year ended December 31, 2001. The decrease was primarily due to the impact of adopting SFAS 142, which requires goodwill and intangible assets with indefinite lives to be tested annually for impairment rather than amortized, as well as the reduction in the book value of goodwill following the $7,478.7 million impairment loss recorded in 2001. We recognized a further impairment charge in 2002 to write off our remaining goodwill balances. See “Loss on impairment of goodwill and other intangible assets” for more details. The intangible assets on our balance sheet are being amortized over periods of between four and 20 years.

Restructuring and integration charges

The following table sets forth the components of our restructuring and integration charges for the periods indicated.

	Year ended December 31,
	2001	2002
	(U.S. dollars in millions)
Restructuring and integration charges:
Restructuring of Equant, Global One and SITA Equant network Joint Venture	$69.6	$65.1
Integration of Equant, Global One and SITA Equant network Joint Venture	101.2	127.4

Total	$170.8	$192.5

Restructuring and integration charges in 2002 amounted to $192.5 million. This comprised $65.1 million of restructuring costs and $127.4 million of integration costs following the France Telecom transactions.

Following the merger and the termination of the SITA/Equant network Joint Venture, we commenced integrating the operations of the three organizations. The major components of the restructuring and integration costs incurred during the period from July 2001 to December 2002 were asset write downs ($125.7 million), lease exit costs ($67.6 million), employee termination costs ($76.2 million) and integration planning and implementation costs ($37.9 million).

Under the terms of the Contribution Agreement, certain of the restructuring and integration costs are to be reimbursed by France Telecom. France Telecom met $173.6 million of the costs incurred from July 2001 to December 2002, and this reimbursement has been treated as a capital contribution. Some $140.9 million of the reimbursement had been received at December 31, 2002. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” and “Item 10, Additional Information – Material Contracts” for further information.

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

On January 1, 2002 we adopted SFAS 142 which requires all goodwill be reviewed for impairment at least annually. There was no impairment loss recognized on adoption. Since we are a single reporting unit we have determined that our fair value is best represented by using the quoted market price of our stock. When we performed our impairment review on December 31, 2002 our share price was $4.05, compared to $11.65 on December 31, 2001. As a result, all remaining goodwill was written off in 2002 as part of the first annual impairment test.

Depreciation

In addition to the amortization of goodwill and other intangible assets, we recognized a depreciation charge in 2002 of $463.6 million compared to $351.1 million in 2001, with the increase of $112.5 million due primarily to the inclusion of a full year of Equant activity in 2002 compared to six months in 2001. The significant level of capital expenditure in recent years also caused depreciation expense to rise.

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

Operating loss

We recorded an operating loss of $2,938.5 million in 2002 compared to $8,653.2 million in 2001. This change primarily reflects the decreased impairment charge and increased gross profit, partially offset by increased selling, general and administrative expenses and restructuring and integration charges.

Equity in loss of affiliate

Equity in the loss of affiliate comprises the following, relating entirely to Radianz for the period since the acquisition of Equant.

	Year ended December 31,
	2001	2002
	(U.S. dollars in millions)
Share in loss of affiliate	$17.8	$29.0
Amortization of goodwill	8.0	—
Impairment loss	—	139.9

Total	$25.8	$168.9

We determined that there was an other than temporary impairment in our investment in Radianz in 2002, and accordingly recorded an impairment loss. This was determined by reference to the sum of undiscounted cash flows based on economic assumptions and forecasted operating activities approved by our management. The write-down was calculated by reference to the difference between the carrying value and the fair value, which was based on the sum of appropriately discounted cash flows.

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

Loss on impairment of investments

In 2001, we determined that there was an other than temporary impairment of $13.1 million in our investment in STSN Inc., a company in which we own a 7.1% non-controlling interest and account for under the cost method. The write-down was calculated by reference to the difference between the carrying value and the fair value, which was based on the sum of appropriately discounted cash flows.

Loss on continuing operations before taxes and minority interests

Loss on continuing operations before taxes fell by $5,598.9 million or 64% to $3,100.3 million for the year ended December 31, 2002 compared to $8,699.2 million for the year ended December 31, 2001. This decrease primarily resulted from the reduced goodwill amortization and impairment charges, increases in gross profit, partially offset by increased selling, general and administrative expenses and restructuring and integration charges.

Income Taxes

Income taxes fell by $22.9 million or 83% to $4.7 million for the year ended December 31, 2002 compared to $27.6 million to the year ended December 31, 2001, and our effective tax rate fell from 0.3% to 0.2% over the same period. This primarily reflects the reduced loss on impairment of goodwill recognized in 2002, as well as the effect of the group reorganization on the mix of profitability by entity.

Net loss

We recorded a net loss of $3,105.7 million in 2002 compared to $8,712.3 million in 2001, a reduction of 64%. This change reflects the reduction in operating loss, income taxes and investment losses, partially offset by increased equity in loss of affiliates and reductions in income from discontinued operations.

The net loss per share decreased by 76.2% to $10.99 per share, from $46.19 per share in 2001.

Item 6. Directors, Senior Management and Employees

Supervisory Board

As a Dutch company, our day-to-day management is entrusted to the Management Board under the supervision of the Supervisory Board. The Supervisory Board oversees and advises the Management Board. The Supervisory Board is responsible for establishing and supervising the policies pursued by the Management Board and the general course of our business. In addition, certain actions by the Management Board require the prior approval of the Supervisory Board, and the Supervisory Board may by resolution specify additional actions that require such approval. See “—Management Board.” In fulfilling their duties, supervisory directors must serve our business interests.

The Supervisory Board currently consists of nine supervisory directors, all of whom are appointed and removed by our shareholders at a General Meeting of shareholders. Our Articles of Association require the retirement of supervisory directors at the age of 68, although their terms are otherwise unlimited, except if the General Meeting appointing the director(s) specifies otherwise. Our Articles of Association provide that the General Meeting of shareholders must elect five directors nominated by France Telecom, as long as it holds at least 34% of our outstanding shares, one director nominated by SITA, and three independent directors nominated by the Nominating Committee. The supervisory directors do not have service contracts with us and no termination benefits are payable at the end of their terms.

Our Articles of Association provide that the General Meeting of shareholders will elect supervisory directors from lists of nominees France Telecom, SITA, and the Nominating Committee present. The lists are binding as long as, with respect to any particular seat, the list consists of two or more candidates, although the shareholders can deprive the lists of their binding nature at a general meeting by two thirds vote representing more than half of our issued capital. Otherwise, the lists are non-binding. The Nominating Committee has the right to nominate three independent directors. On February 19, 2003, Fritz Fröhlich was elected to the Supervisory Board as an independent director, to fill the seat formerly held by Ricardo Lippi, the SITA Foundation’s nominee. Barbara Dalibard, Frank Dangeard and James Meyer were also elected to the Supervisory Board on February 19, 2003, as France Telecom representatives, replacing Jean-Yves Gouiffes, Bernard Izerable and Jean-Louis Vinciguerra. Michel Bon resigned effective October 24, 2002. His seat on the supervisory board remained vacant until February 19, 2003, when Thierry Breton, France Telecom’s Chief Executive Officer joined our Supervisory Board. Hans-Peter Kohlhammer was elected to the Supervisory Board on July 24, 2003, as the SITA representative, replacing John Watson.

The supervisory directors appoint a chairperson of the Supervisory Board from among their ranks. The Supervisory Board appointed Barbara Dalibard, Chairperson on February 28, 2003. The Supervisory Board meets no less frequently than once each calendar quarter, and must meet upon request by its Chairperson or by two or more of its other supervisory directors. Resolutions of the Supervisory Board require the approval of an absolute majority of the votes cast.

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

Our current supervisory directors are:

Thierry Breton. Born 1955. He is Chief Executive Officer and Chairman of France Telecom. He was elected to the Supervisory Board, as a France Telecom Nominee, on February 19, 2003, for an indefinite term.

Barbara Dalibard. Born 1958. She is in charge of the Entreprise communication solutions division for France Telecom. She was elected to the Supervisory Board, as a France Telecom Nominee, on February 19, 2003, for an indefinite term. She was appointed Chairperson of the Supervisory Board on February 28, 2003.

Jacques Champeaux. Born 1948. He is Corporate Senior Vice President, Regulatory Affairs of France Telecom. He was elected to the Supervisory Board, as a France Telecom Nominee, on June 27, 2001, to be effective at the close of the merger on June 29, 2001, for an indefinite term.

Frank Dangeard. Born 1958. He is a member of the Executive Committee of France Telecom, in charge of Financial Rebalancing and Value Creation. He was elected to the Supervisory Board, as a France Telecom Nominee, on February 19, 2003, for an indefinite term.

Fritz Fröhlich. Born 1942. He was Deputy Chairman/Chief Financial Officer AKZO Akzo Nobel. He was elected to the Supervisory Board, as an independent director, on February 19, 2003, for an indefinite term. He is also a Supervisory Board member of DRAKA NV, Amsterdam, Netherlands, Allianz Nederland Groep NV, Rotterdam, Netherlands, Gamma Holding NV, Helmond, Netherlands, and the Randstad Holding NV, Diemen, Netherlands and ASML, Veldhoven, Netherlands.

Hans-Peter Kohlhammer. Born 1947. He is Chief Executive Officer and Director General of SITA SC. He was elected to the Supervisory Board, as the SITA Nominee, on July 24, 2003, for an indefinite term.

James Meyer. Born 1954. He is President of Aegis Ventures, Inc. He was elected to the Supervisory Board, as a France Telecom Nominee, on February 19, 2003, for an indefinite term.

Roberto Quarta. Born 1949. He is a Principal in Clayton, Dubilier & Rice, a private equity firm, and Chairman, BBA Group plc. He was formerly Group Chief Executive of BBA Group plc and a non-executive director of Powergen plc. He was elected to the Supervisory Board, as an independent director, on May 23, 2002, for an indefinite term. He is also a member of the Board of Directors, CD&R Acquisition plc.

Irving Yoskowitz. Born 1945. He is an attorney with Crowell & Moring, and Senior Partner of Global Technology Partners, LLC. He was elected to the Supervisory Board, as an independent director, October 15, 1998, for an indefinite term. He also serves as a director for BBA Group plc.

Supervisory Board Resignations.

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

John Watson. Born 1944. He was the SITA nominee on the Supervisory Board until he resigned from the Board on July 24, 2003. He was elected to the Supervisory Board on June 27, 2001, to be effective at the close of the merger on June 29, 2001, for an indefinite term.

Strategy Committee

In July of 2003, the Supervisory Board established a Strategy Committee to assist it in exercising its guidance and direction over our long-term business strategy. Our Strategy Committee is a committee of the Supervisory Board with five members, one who is the chairperson of the Supervisory Board and at least two who are independent directors. The current members of our Strategy Committee are Frank Dangeard, Barbara Dalibard, Fritz Fröhlich, James Meyer and Roberto Quarta. Mr. Meyer serves as the chairman of the Committee.

Nominating Committee

The current members of our Nominating Committee are Daniel Caclin, Jacques Champeaux, Roberto Quarta and Irving Yoskowitz. Didier Delepine resigned from the Committee effective July 31, 2003. In accordance with our Articles of Association, our Nominating Committee is a committee of the Supervisory Board with four members, three of who are supervisory directors and one who is the Chairman of the Management Board. Two of the delegates from the Supervisory Board must be independent directors. A majority of the Nominating Committee must adopt resolutions..

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

Audit Committee

The Audit Committee is an elected committee of our Supervisory Board, and has three members. The current members of our Audit Committee are Barbara Dalibard, Roberto Quarta, and Fritz Fröhlich, a financial expert, who was elected Chairman by the Committee. Messrs. Quarta and Fröhlich are also independent directors of the Supervisory Board. Duties of the Audit Committee include assisting the Supervisory Board in its review of and decision-making process with respect to financial matters, recommending the appointment and dismissal of our independent auditors and meeting periodically with them. Jean-Louis Vinciguerra resigned from the Committee on February 19, 2003.

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

Compensation Committee

The current members of the Compensation Committee are Irving Yoskowitz, Jacques Champeaux and Barbara Dalibard. Mr. Yoskowitz serves as the Chairman of the Committee. Mr. Jean-Yves Gouiffes resigned from the Committee effective on February 19, 2003.

The Supervisory Board appoints the Compensation Committee and the Chairman, who must be an independent director. The Committee makes recommendations to the Board with regard to salary, bonus and other terms and conditions of employment of the Managing Directors. The Committee also recommends the compensation for Supervisory Board Directors to the general meeting of shareholders after consultation with the chairman of the Management Board.

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

Under our Articles of Association, the Management Board shall consist of between three and seven managing directors as resolved by a general meeting of shareholders, and shall include a Chairman, as Chief Executive Officer, also appointed at the general meeting of the shareholders. The Chairman is charged with the general management and administration of our day-to-day affairs and the oversight and supervision of the affairs of our subsidiaries. The general meeting of shareholders appoints the managing directors for an indefinite period from a binding list of nominees proposed by the Supervisory Board. France Telecom has a right to nominate one seat on the Management Board, so long as it holds at least 34% of the outstanding of our shares. The general meeting of shareholders can deprive the Supervisory Board’s list of its binding nature by two-thirds vote representing more than half of our issued capital. Resolutions of the Management Board require the approval of a majority of the managing directors, provided that at least two votes, including that of the Chairman, are cast in favor of resolutions to be validly adopted.

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

Daniel Caclin. Born 1953. Mr. Caclin was appointed our President and Chief Executive Officer on July 28, 2003, and ratified by the shareholders on October 28, 2003. He was formerly our Chief Operating Officer and elected a managing director on June 29, 2001. He served as the chief executive officer of Global One, a position to which he was nominated in March 2000. Prior to that he was the executive vice president for France Telecom’s Data Business and chief executive officer of Transpac. Previously, he held various positions of responsibility at France Telecom, primarily in the areas of corporate business and finance.

Jacques Kerrest. Born 1946. Mr. Kerrest was appointed our Chief Financial Officer effective June 9, 2003 and elected a managing director on July 24, 2003. Before joining us, he served as senior vice president and Chief Financial Officer of Harte-Hanks Inc., a customer relationship management and business solutions company based in San Antonio, Texas. At Harte-Hanks, he managed all financial aspects of the company, including corporate finance, accounting and control, M&A, pension investing, investor relations and relationships with bankers. Prior to that, Kerrest was the chief financial officer of the Chancellor Broadcasting Corp. based in Dallas, Texas.

Howard Ford. Born 1950. Mr. Ford has been our President Sales & Marketing since February 25, 2002. He was elected as a managing director on October 28, 2003. He joined us in 1997 as president for the Europe, Middle East and Africa (EUMA) Region, where he was responsible for the regional P/L, covering this highly diverse area, that included 1,500 employees in more than 100 countries. Prior to joining us, he was chief executive of BT/Cellnet, a U.K.-based mobile phone operator. Prior to joining BT, he held several positions in IBM Europe and served as general manager of IBM’s European PC business.

Statement on Corporate Governance as Required by Article 303A-11 of the New York Stock Exchange’s Listed Company Manual

We comply with the corporate governance rules applicable to foreign private issuers listed on the NYSE. Section 303A.11 of the NYSE’s Listed Company Manual requires listed foreign private issuers to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

Both the Dutch and NYSE corporate governance regimes were adopted with the goal of restoring trust and confidence in the honesty, integrity and transparency of how business is conducted at public companies. Because these corporate governance regimes are based on the same principles, they are similar in many respects. However, certain differences exist between Dutch and NYSE corporate governance rules, as described below.

Like many public Dutch companies, we have a two-tier governance structure. Our Management Board is composed of our principal officers and is responsible for the day-to-day management of our affairs. The Management Board functions under the supervision of our Supervisory Board, which must approve specified decisions of the Management Board. Members of the Management Board and other officers and employees are excluded from membership of the Supervisory Board. Members of both the Management Board and the Supervisory Board are appointed by the general meeting of shareholders. Certain major shareholders, mentioned in our articles of association, have the right to make a (binding) nomination for the appointment of Members of the Supervisory Board.

Further, Dutch legal requirements concerning director independence differ in certain respects from the NYSE rules. While under most circumstances both legal regimes require that a majority of board members be ‘independent’, the definition of this term under Dutch law is not identical to that used by the NYSE. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look back” period for executive directors. In other cases, the NYSE rule is stricter. For example, directors of a listed company who are affiliated with a direct or indirect parent company are considered independent under Dutch law, whereas “controlled companies” are exempt from the requirement to have a majority of independent directors under the NYSE rule. In general we believe that our corporate governance practices are consistent in principle with those required of U.S. companies listed on the NYSE.

A voluntary Dutch code on corporate governance was published on December 9, 2003. The Management Board and Supervisory Board, who are responsible for our corporate governance structure, believe that the majority of the code’s best practice provisions are already being applied. As suggested by the code, however, we are currently evaluating any adjustments to our corporate governance structure needed to comply with the new recommended practices. We expect that our corporate governance structure will, in part, be modified over the course of 2004 to reflect these new recommendations. Such modifications may affect the extent to which our corporate governance practices compare to NYSE listing standards.

Compensation

We paid our current managing directors approximately $4.3 million as a group in 2003. The managing directors also received benefits that we provide to all employees, which are comprised of group life and medical insurance, pension and retirement programs. We set aside approximately $1.0 million out of the total compensation paid in 2003 to provide pension, retirement or similar benefits for our managing directors.

The following table summarizes the amounts paid to our Managing Directors in 2003:

			Payment from
Director	Base Salary	Bonuses	Trust	Severance	Other
Daniel Caclin	$511,802	$175,879	—	—
Jacques Kerrest	$215,385	$100,000	—	—
Howard Ford	$459,440	$156,209	$300,947
Didier Delepine	$466,667	$320,000	$797,773	$3,166,375	997,743
John Allkins	$206,001	$304,946	$299,561	$1,058,271

Two of our managing directors, Mr. Delepine, our former Chief Executive Officer and Mr. Allkins, our Chief Financial Officer resigned in 2003 and opted for the severance packages associated with the change of control clauses in their respective employment agreements. These directors were entitled to a maximum severance package of 24 to 26.7 times monthly earnings as compensation, immediate vesting of all options and 12-24 months of health care upon termination of employment at our request. The cash compensation was due and payable within 30 days of the termination. Mr. Delepine, who resigned in August 2003, was paid $466,667 pro rata salary for 2003, $320,000 in bonus and $3,166,375 in severance. Mr. Delepine was paid a salary adjustment of $200,000 for 2002, bonus of $464,656 for 2003 and deferred compensation of $333,087. Mr. Allkins, who resigned in June 2003, was paid $206,001 pro rata salary for 2003, $304,946 in bonuses and $1,058,271 in severance.

In 2003, we decided to make a discretionary payment from a trust whose beneficiaries are employees who received share awards in connection with the initial public offering of our shares. Messrs. Delepine, Allkins and Ford received $797,773, $299,561 and $300,947 respectively from the trust.

In 2003, our shareholders approved a compensation package, which provides for an annual taxable retainer of $45,000 and a taxable attendance fee of $2,000 per meeting plus expenses for independent Supervisory Board directors only. We paid approximately $0.2 million to our Supervisory Board directors as a group in 2003. All other directors are eligible to receive an annual taxable retainer of $25,000 and an attendance fee of $2,000 per meeting plus expenses. Where intercontinental travel is required to attend a meeting, an additional meeting fee of $2,000 is provided. Supervisory Board directors who are also employees of France Telecom have declined to accept the retainer and meeting fees. At the annual general meeting of shareholders in April of 2004, the shareholders voted to make the 2003 Supervisory Board compensation package applicable to all directors. In addition, the independent Supervisory Board directors are issued options valued at two times their annual retainer. The independent Supervisory Board Directors who served during 2003 received 75,974 options (at a weighted average price of €4.46). For more detail on the options granted to our managing directors and supervisory directors, see “ — Share Ownership.”

Share Option Plans

Since 1995, we have had an employee share award plan for the benefit of eligible employees of Equant, SITA and the Joint Venture Entity. Under the terms of this plan, November 1998 was the cut-off date for determining general eligibility for awards. We made awards to our former Managing Directors of an aggregate of approximately 602,715 shares under this plan. In 2001, this Plan was split into two separate plans and, SITA and Equant established individual trusts for the assets previously in the combined trust. There were no grants made from the Equant Trust under the Share Award Plan in 2003.

We adopted a share option plan in 1998 for our employees, including our executives and senior management. The Option Plan provides that we may grant options and awards of shares covering up 5% of our shares, which the Supervisory Board has further limited to 11,000,000 shares. As of December 31, 2003, there were approximately 7,815,390 options outstanding. We made the first of these grants effective July 21, 1998 to all eligible employees at an exercise price of $27.00. Since then, we have granted further options on several occasions to our managing directors and other executive officers, supervising directors and other employees. The exercise prices for our grants of options under the Option Plan through September 15, 1999 were no less than the average price of our shares on the New York Stock Exchange over the five trading days preceding the grant date, in accordance with the original definition of “exercise price.” We have amended the terms of the Option Plan, as implemented in various countries, to provide that the exercise price for subsequent grants can be no less than the average price of our shares on the New York Stock Exchange or Euronext Paris on the date the Management Board selects. However, with respect to newly hired employees, including employees of LNOs that SITA may transfer to us or of any businesses we might acquire, we generally periodically set an exercise price for options we will grant during a certain period, or exceptionally, we may specify an exercise price for options granted in the hiring agreement for a newly hired employee. This may lead us to recognize additional compensation costs relating to these grants depending on our share price at the time of grant. In some countries we have adopted a “phantom” plan based on our share price, rather than an actual share option plan. The phantom plan is designed to approximate for our employees the incentives of owning share options without involving the actual transfer of options or shares. No further benefits were established under the phantom plan following completion of the France Telecom transactions. We have the right to issue and sell shares to meet the costs of the phantom plans. We may award additional options under our share option plans in the future.

In 2003, we granted 200,000 options at €6.45 to Jacques Kerrest and 88,000 options to senior management and other employees (at a weighted average price of €7.14).

Employees

We had 9,547 employees at December 31, 2003.

     The following table shows, at the dates indicated, our employees by function:

	2000	2001	2002	2003
Direct	2,808	7,159	6,405	5,856
Selling, general and administrative	1,592	4,099	3,727	3,691

Total	4,400	11,258	10,132	9,547

In addition to the full-time employees referred to above, we had 560 contractors and temporary staff as of December 31, 2003. As of April 30, 2004, we had 9,306 employees and 540 contractors and temporary staff. The full time employees are globally dispersed with approximately 2,700 in North America, 1,230 in Asia Pacific and 5,600 in Europe, Middle East and Africa.

Share Ownership

None of our supervisory directors or managing directors beneficially owns, on an individual basis, shares representing 1% or more of our issued and outstanding share capital. As of December 31, 2003, our managing and supervisory directors held the following stock options:

Expiry Date	Number of Shares	Exercise Price
July 21, 2008	131,704	$27.00
October 15, 2008	1,346	$37.14
March 25, 2009	110,000	$82.06
May 25, 2010	2,716	$36.83
May 10, 2011	3,568	$28.03
July 20, 2011	24,304	$14.40
March 26, 2012	400,000	€13.12
April 1, 2012	30,982	€12.88
May 22, 2012	6,560	€8.62
July 23, 2012	1,200,000	€13.12
July 23, 2012	1,000,000	€30.00
March 31, 2013	75,974	€4.46
June 8, 2013	200,000	€6.45

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of December 31, 2003, we had 282,813,764 ordinary shares outstanding and 10,000,000 convertible preference shares outstanding. During the year, we issued 33,340 ordinary shares in respect of share options that were exercised. To our knowledge as of April 30, 2004, France Telecom owned approximately 52.51% of our ordinary shares, and public shareholders held 47.49% of our ordinary shares. The following table shows information as of April 30, 2004 on the ownership of our shares.

			Percent of
Title of Class	Identity of Person or Group	Number Owned	Class/Vote
Convertible Preference Shares	France Telecom	10,000,000	100%
Ordinary Shares	France Telecom	148,567,348	52.51%

As of December 31, 2003, the Government of the Republic of France controlled directly or indirectly 54.53% of the voting share capital of France Telecom S.A.

As of December 31, 2003, we had 190 U.S. shareholders of record. U.S. shareholders of record as of that date held a total of 3,529,009 of our ordinary shares. This number of shares is based on information from our share register and may not represent the actual number of shares beneficially held by U.S. persons.

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

Commercial Relationships Between France Telecom and Us With Respect to the Network

France Telecom supplies transmission capacity and IP capacity services to us consistent with our obligations to purchase from them under certain circumstances. The purchase obligations are subject to France Telecom’s competitiveness with respect to financial, and quality of service criteria. The purchase obligation applies only to certain countries and the pricing is established using a benchmarking process. We also provide transmission capacity and IP services to France Telecom in countries in which it does not have a presence. In addition, we may also supply ancillary support services such as installation, trouble shooting, help desk, field operations, maintenance, equipment and circuit procurement, among other services. These services are provided on a cost reimbursement basis. For further details on pricing see “Item 10. Additional Information -Material Contracts.” We provide human resources support in the form of dedicated staff made available to France Telecom to support their activities outside of France. We provide information systems support in the form of access to and support of various information systems of interest to France Telecom. These services are provided on a cost reimbursement basis. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of our outstanding shares.

Supply of Carrier Services to Carriers Business

Outside France, we distribute France Telecom’s telecommunications services for other carriers pursuant to distribution agreements originally entered into between France Telecom and Global One. We agreed with France Telecom to terminate these agreements by the end of 2002 France Telecom has established subsidiaries in various countries to operate its carrier business. France Telecom has requested that we continue to act as its distributor in a few countries and we are in the process of finalizing new arm’s length distribution agreements with standard commercial terms. The prices in these agreements will date back to January 2003. Our agreement with France Telecom requires them to keep us financially neutral with respect to this business.

Voice Services

As prescribed by the Contribution Agreement, we signed a Memorandum of Understanding with France Telecom at Closing pursuant to which we transferred the operation, management and financial responsibility for the switched voice business and the switched voice platform, both of which we acquired in the merger with Global One, over to France Telecom. The Voice Memorandum of Understanding contemplated the execution of definitive agreements consistent with the form of agreements annexed to the Voice Memorandum of Understanding. These agreements have now been completed. The Agreement for the Supply of Voice Services provides for the supply by France Telecom to us of commercial voice services for onward supply to our multinational customers. The Miscellaneous Voice Services Agreement requires us to supply France Telecom the operational services that support the voice network globally. Pricing under the latter agreements is on a cost-plus basis. Pricing under the former agreement is established pursuant to a joint business plan, which takes our respective usage and develops a wholesale transfer price, and has the result of transferring the costs of this voice business to France Telecom. Although we continue to develop a range of voice solutions such as voice-over IP, we will continue to maintain our existing voice network.

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

If we declare dividends in the future, we may do so either in Euros or U.S. dollars. In the event that we declare dividends in Euros, the amount of U.S. dollars realized by shareholders will vary with the rate of exchange between U.S. dollars and Euros, as the case may be. See Item 10. Additional Information – Memorandum and Articles of Association.

SIGNIFICANT CHANGES

There are no material developments to report since December 31, 2003.

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

	High		Low		High	Low
	New York Stock Exchange				Euronext Paris
	Price per Share				Price per Share
	(in dollars)				(in Euros)(1)
1999	$112		$69	1/2	€115.50	€60.00
2000	$126	9/16	$23	13/16	€128.90	€27.40
2001	$31.88		$7.86		€34.10	€8.25
First Quarter 2002	$12.90		$8.02		€14.47	€9.13
Second Quarter 2002	$11.23		$4.41		€12.93	€4.50
Third Quarter 2002	$7.45		$2.43		€7.70	€2.39
Fourth Quarter 2002	$5.89		$2.35		€5.89	€2.34
First Quarter 2003	$6.49		$4.49		€5.74	€4.31
Second Quarter 2003	$7.50		$4.76		€6.45	€4.47
Third Quarter 2003	$8.25		$6.10		€7.35	€5.54
October 2003	$9.59		$7.64		€8.06	€6.48
November 2003	$9.09		$8.31		€7.57	€7.13
December 2003	$9.14		$8.45		€7.61	€6.85
January 2004	$11.05		$9.31		€8.95	€7.34
February 2004	$11.15		$10.16		€8.80	€8.20
March 2004	$10.34		$8.65		€8.39	€7.10
April 2004	$9.73		$7.33		€7.95	€6.20
May 2004 (through May 10, 2004)	$7.42		$6.52		€6.20	€5.40

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

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

We were incorporated under the laws of The Netherlands as a public limited liability company (naamloze vennootschap) by deed dated March 3, 1995, as amended and restated effective the closing date of our initial public offering on July 23, 1998. The Articles of Association were further amended and restated on June 29, 2001. We have our corporate seat in Amsterdam, The Netherlands, with our principal executive offices at Heathrowstraat 10 1043CH Amsterdam. We are registered under no. 33267383 with the trade register at the Chamber of Commerce in Amsterdam, The Netherlands. Certain provisions of our Articles of Association and certain provisions of Dutch law are summarized below. The following summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association and such law.

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

We give notice of each meeting of shareholders by mail to registered holders of our shares and other persons who by law are entitled to attend meetings, at the address of each shareholder or other person as set forth in the shareholder register. Alternatively, we may publish notice thereof in a daily distributed newspaper in The Netherlands and in an internationally distributed financial daily periodical of international repute and in such other manner as may be required to comply with the rules of any securities exchange on which our shares are listed or any automated quotation system on which our shares are quoted, not later than four weeks prior to the meeting. We are exempt from the proxy rules under the Exchange Act. Euroclear France will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of our shares held directly or indirectly through Euroclear France. The New York Agent provides notice of general meetings of shareholders to, and compiles voting instructions from, holders of our shares held directly or indirectly through DTC. Voting instructions compiled by Euroclear France will be remitted to the Dutch Transfer Agent and Registrar (as defined herein). The New York Agent and the Dutch Transfer Agent and Registrar will vote our shares held by them according to such instructions. In order for holders of our shares held directly or indirectly through Euroclear France to attend general meetings of shareholders in person, such holders must withdraw their shares from Euroclear France and have such shares registered directly in their name or in the name of their nominee. In order for holders of our shares held directly or indirectly through DTC to attend general meetings of shareholders in person, such holders need not withdraw such shares from DTC but must follow rules and procedures established by the New York Agent. Holders of our shares in bearer form must deposit those shares as specified in the published notice. It may be difficult for shareholders holding shares in book-entry form to deliver voting instructions to us.

Each share is entitled to one vote. Unless otherwise required by the Articles of Association or Dutch law, resolutions of general meetings of shareholders require the approval of an absolute majority of the votes cast. For a description of voting rights relating to directors, see Item 6. Directors, Senior Management and Employees- Supervisory Board.

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

MATERIAL CONTRACTS

The Contribution Agreement

The Contribution. On November 19, 2000, we, France Telecom and Atlas entered into the Contribution Agreement, pursuant to which Atlas contributed to us 100% of the share capital of Global One, which was required to have net cash of not less than $300 million. In return, we effected a capital increase and issued to Atlas 80,617,348 new Equant ordinary shares. Prior to or as soon as practicable following the closing, France Telecom was required to transfer out of Global One certain existing businesses of Global One. As a result of these transactions, we became the owner of Global One’s corporate data services business. France Telecom has also undertaken to share with us certain restructuring costs resulting from our combination with Global One. We describe these costs in “Item 5. Operating and Financial Review and Prospects — Overview Factors Affecting our Business.” In addition, Atlas subscribed for 10,000,000 new Equant convertible preference shares for $1 billion cash. Each Equant convertible preference share has the same voting rights as one ordinary share and converts automatically into one Equant ordinary share on the fifth anniversary of the closing of the transactions. Should any dividends be declared on our ordinary shares, holders of our convertible preference shares will receive a preferential dividend of 0.045 new Equant preference shares for each Equant preference share, as well as the dividend per share paid on our ordinary shares.

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

Corporate Governance. Under the terms of the Contribution Agreement, for so long as France Telecom and its affiliates in the aggregate beneficially own at least 34% of our outstanding share capital, our Supervisory Board will consist of, and be maintained at, nine members. For the first 18 months after closing, five of these members were nominated by France Telecom, one was nominated by the Foundation, one was nominated by the board of SITA as representative of the air transport community and two were independent. As of December 2002, the Foundation lost its right to nominate a Supervisory Board member, and three members are now independent. Approval of the independent directors is required before we can enter into any material contract, agreement or transaction with France Telecom or any of its affiliates other than in the ordinary course of business and on an arms’ length basis. Approval of the independent directors is also required for the Supervisory Board to approve certain amendments to our Articles of Association, as well as for us to pay dividends.

Standstill: Transfer Restrictions. Under the Contribution Agreement, France Telecom is generally prohibited from: (i) taking any action for five years from the closing date that would result in its beneficially owning more than 70% of our outstanding stock; (ii) selling or otherwise disposing of more than an aggregate of 3% of the Equant shares during the first year after the closing date or more than an aggregate of 25% of the shares during the three subsequent years unless our independent directors approve, or shareholders can, or if the transaction would combine us with another company and France Telecom would hold at least 34% of the voting rights in the new entity; or (iii) for four years after closing, knowingly causing or permitting any transaction or series of related transactions that would involve the acquisition or accumulation of a controlling interest in us by any party other than France Telecom, unless all shareholders are accorded the same treatment as France Telecom.

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

Under the terms of the Umbrella Agreement, in the event of a change of control of one of the parties resulting in that party’s being controlled by a competitor of the other party, the other party will have the right to terminate the new agreement if the change of control jeopardizes its legitimate business interests. In addition, in the event that France Telecom knowingly sells 5% or more of our ordinary shares to a competitor of SITA, France Telecom and we have agreed to cause that competitor to be bound by any non-solicitation provisions contained in the agreement in respect of the sale to the air transport community of our network services.

Network Services Agreement

General Principles. On June 29, 2001 we entered into a ten year Services Agreement governed by English law, with SITA, and SITA Inc. requiring us to provide to SITA all network services necessary for SITA’s use or for resale to the air transport community.

Services. We have agreed to provide products and services to SITA consisting of or, to a partial extent, comprising telecommunications carriage, as well as certain support services and such other products or services as we and SITA may agree to from time to time, and we have agreed to provide SITA the same generic products and services that we offer to our other customers. All products and services will be branded as SITA products when resold by SITA.

Changes in the Scope of the Services. We have agreed with SITA to establish a product council to make recommendations regarding the development of new generic products and services and new SITA specific products and services.

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

Network, Network Planning and Network Expansion. We have agreed to ensure and provide continuity of network services in all countries and locations where SITA provided network services to customers on July 1, 2001, for the duration of our contract, which terminates on July 1, 2011. We may not make any proposed change or take any action, which is likely to negatively affect the functionality of the network services.

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

Service Procedures. SITA and we have agreed that our chief executive officer and the Director General of SITA SC will meet annually to review the overall operation of the Services Agreement.

Certain agreements existing between Global One and customers in the Air Transport Community prior to the merger between Global One and us have now been transferred to or assumed by us. With respect to some of these agreements, including those agreements with annual revenues exceeding U.S. $100,000, we have agreed to cooperate fully with SITA to either assign, novate or otherwise transfer them at the earliest practical date. Confidentiality arrangements prevented the disclosure of some of these agreements to SITA, and we approached those customers to obtain their consent.

Exclusivity and Non-Solicitation. For five years starting July 1, 2001 (the “Effective Period”), we will be the exclusive supplier of network services to SITA, and, subject to certain limited exceptions, SITA may not purchase network services from any of our competitors without our prior written consent.

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

Service Levels. We have agreed to provide the network services in accordance with certain service levels and performance targets established in the Services Agreement.

Pricing. Individual services provided under the Services Agreement are classified as priced services, exception priced services, standard cost services and pass through services; a further categorization defines services as cost-base or non-cost base services or as a SITA-specific product/service or a generic product/service.

We have agreed to provide the various network services at diverse price levels, depending upon the classification of the service provided. The cost sharing mechanism implemented and performed by SITA and us under the terms of the previously existing Joint Venture Agreement has now been replaced by the pricing procedures and classifications listed in the Services Agreement and the Price Books annexed to that agreement.

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

Benchmarking. We and SITA have agreed to certain arrangements to compare the prices of the network services provided by us with the prices set out in comparable third party customer contracts and, if necessary and subject to certain limitations, to adjust the prices established in the Services Agreement accordingly.

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

Minimum Revenue Commitment. For the two years of the Services Agreement ending in June 2003, SITA and we agreed to certain minimum revenues commitments to be paid by SITA on a quarterly basis. These minimum revenue guarantees are included in the adjusted cost base service charges. We committed to reduce our unit costs to SITA by a certain fixed percentage. The minimum revenue commitment is calculated with reference to the cost base established prior to the effective date of the Services Agreement, with the deductions from the minimum revenue commitment provided for in the Services Agreement. In the third year of the Services Agreement and thereafter, further reductions in unit costs were linked to the volume of services SITA purchases, and we are not permitted to increase prices to SITA unless market prices increase. The minimum revenue commitment expired June 2003.

Recognizable Costs. We have the right to require SITA to pay certain costs and expenses (to the extent greater than U.S. $100,000) associated with certain network activity forecasts provided to us by SITA, if the value of actual network activity negatively deviates by a minimum of 10% from the forecasted network activity within a given financial quarter and our other sales channels would be unable to accommodate or utilize the activity resulting in the deviation. These costs shall be invoiced at the end of each month for any given contract year.

Indemnification and Limitation of Liability. We and SITA have agreed to indemnify and hold harmless each other for any claim asserting any willful or deliberate breach of the Services Agreement or any claim brought by a third party arising from the marketing or provision of the network services under the Services Agreement.

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

Term and Termination. The Services Agreement’s term is ten years beginning July 1, 2001. Both we and SITA may terminate the Services Agreement for cause in the event the other party materially breaches the agreement and fails to remedy its breach. In addition, we may terminate this agreement if SITA fails to pay properly invoiced and undisputed amounts owed under the Services Agreement that exceed the total service charges payable by the defaulting SITA party for the three most recent billing periods preceding our notice to terminate.

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

Transition and Management Agreement

General Principles. Under the new arrangements with SITA, we own (where permitted), operate and manage the Network. In certain countries, SITA cannot yet transfer ownership of the Network and thus we manage it on SITA’s behalf to ensure the orderly and seamless operation of the global network, and we are responsible to SITA for the costs of operating in those countries. On June 29, 2001, we entered into the Transition Agreement with SITA governing these arrangements. We will assume ownership of the network in those countries where we do not yet have ownership as soon as commercially and legally possible. English law governs the Transition Agreement.

Transfer of Network Resources. To the extent legally possible within each country and as soon as possible after July 1, 2001, SITA shall transfer to us the complete network in all countries. SITA may either transfer to us all of the capital stock owned by SITA in the relevant company holding the Network or may use other means, as we and SITA may agree, to transfer the Network.

The transfer of a given network includes the transfer of employees to maintain the Network and assets. To the extent commercially and legally possible, we will employ such staff with contractual and statutory terms of employment comparable to their existing contracts, although we have reserved the right to determine subsequent terms and conditions of employment. We will purchase the assets at a value of the net book value of those assets at the time of transfer.

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

Access to the Global Network. To enable SITA to continue to provide services to the air transport community, we have entered into a network access arrangement detailing SITA’s rights of access to our global network. We have agreed to provide SITA with policies, procedures and instructions relating to its access to and use of our global Network, and we have agreed to indemnify and hold SITA harmless for certain losses incurred in respect of actions performed under this arrangement or in compliance with the policies and procedures provided by us.

Regulatory Principles. The parties to the Transition and Management Agreement agreed to cooperate in respect of regulatory issues in order to ensure the efficient transfer of the global Network and the continued compliance with regulatory requirements after the transfer of the global Network. SITA has agreed to use commercially reasonable efforts to maintain any necessary licenses prior to the transfer of a Network and to assist us in acquiring any relevant regulatory approvals to operate the global Network.

IT Transition. The new arrangements require the separation of our and SITA’s IT infrastructures and systems. Nonetheless, in certain respects, the compatibility of those systems and their ability to interface with each other must remain intact. We established with SITA a joint IT taskforce to ensure the efficient and harmonious transition of information technology. With the exception of the voice separation project, which should be completed by the end of 2004, the transition project was completed in 2003. Purchasing and Procurement Transition. We have agreed to provide SITA with policies, procedures and instructions relating to the purchase and procurement necessary to support in-country network operations (“ICNO”). We bear the cost of providing purchasing and procurement support to SITA, and reimburse SITA’s costs of supporting ICNO purchasing and procurement.

We have agreed to use commercially reasonable efforts to allow SITA to purchase network equipment and related products and services from our top five suppliers on the same terms at which we purchase such products and services from our top five suppliers. SITA indemnifies and holds us harmless from any losses incurred by us due to SITA’s dealings with our top five suppliers.

Premises and General Services. We have agreed with SITA to cooperate with respect to the use of premises currently occupied by in-country network operations by developing a plan to serve as a framework for formalizing site-specific arrangements between the parties.

The parties have agreed to divide general management activity in respect of the facilities and premises and other ancillary supporting services (called general services).

SITA In-Country Network Operations Costs. We have agreed to reimburse SITA for all of the costs it incurs in the course of performing the in-country network operations (which we called the SITA ICNO costs). SITA provides us, on a monthly basis, with a statement of the costs, including various costs relating to the Network and its assets, staff required to maintain the Network, as well as costs associated with the use of premises and other incidental costs relating to the in-country network operations. We may in good faith, dispute any amount by providing written explanation of the dispute to SITA. Costs relating to the in-country operations incurred prior to July 1, 2001, the effective date of the Transition Agreement, were accounted for under separate accounts and were shared by us and SITA in accordance with the cost sharing ratios applicable under the preexisting Joint Venture Agreement; provided, however, that any such costs not identified until after the date fourteen (14) days prior to SITA’s cut off date for the acceptance of audit adjustments for calendar year 2001 will be deemed to be SITA ICNO costs.

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

Indemnification. We and SITA have agreed to indemnify and hold each other harmless for certain losses and claims arising from willful or deliberate serious and significant breach of the Transition Agreement and for any losses and claims arising out of or in connection with the services we and SITA, respectively, provide to each other.

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

Limitation of Liability. Our maximum liability for restructuring cost reimbursements and material financial detriment costs under the Transition and Management Agreement may not exceed, in the aggregate, $500,000,000.

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

Dispute Resolution. For a description of the dispute resolution procedures, see the section on the Strategic Relationship Umbrella Agreement in “Item 7. Major Shareholders and Related Party Transactions — Our Relationship with France Telecom.”

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

The following summary is based on the tax legislation, published case law and other regulations as applicable on December 31, 2003, without prejudice to any amendments that may be enacted after that date and implemented with or without retroactive effect. The following summary does not address any tax consequences for a holder of shares that could arise as a result of the entering into force of any such proposed legislation.

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

Under the convention of December 18, 1992, between the Kingdom of The Netherlands and the United States of America for the Avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to Taxes on Income (the “U.S./NL Income Tax Treaty”), the Netherlands dividend withholding tax rate on dividends paid by us on shares held by a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such shares, provided that the holder thereof or, if applicable, the paying agent, has supplied us with the appropriate Netherlands tax forms in accordance with the Netherlands implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, we will generally be required to withhold the dividend withholding tax at the Netherlands statutory rate of 25%. In such case, a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that The Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Netherlands tax authorities within the established timeframe.

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

United States Taxation

The following is a summary of material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the shares by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the shares (a “U.S. holder”). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the shares. In particular, this summary deals only with U.S. holders that will hold the shares as capital assets, and does not address the tax treatment of U.S. holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, securities dealers, investors liable for alternative minimum tax, persons that hold the shares as part of a “synthetic security” or “conversion” transaction or as part of an integrated investment (including a “straddle”) comprised of shares and one or more other positions, persons whose functional currency is not the U.S. dollar, and holders of five percent or more of our voting shares. The summary is based on the U.S.-NL Treaty and the tax laws of the United States and The Netherlands in effect on the date hereof, which are subject to change. Prospective purchasers should consult their own advisors as to the tax consequences of the purchase, ownership and disposition of the shares in light of their own particular circumstances, including the effect of any state, local or foreign laws.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our principal market risk arises from our exposure to movements in interest rates and foreign currency exchange rates for our functional currency, the U.S. dollar. We have used derivative financial instruments to reduce exposure to market risks resulting from fluctuations in interest rates and foreign currency exchange rates, but we are currently not party to any interest rate derivatives. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are recorded at their hedged values rather than the spot value.

The authorized foreign exchange hedging instruments are spot and forward foreign exchange contracts. As a matter of policy, we do not enter into transactions of a speculative or trading nature. Foreign exchange exposures are monitored by tracking actual and projected commitments, and through the use of sensitivity analysis.

We Are Also Exposed to Credit risks

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

Foreign Exchange Risks

We have a policy on currency exposure to protect us against volatility and adverse movements in exchange rates. In line with this policy, all material transactional exposures that can be estimated with reasonable certainty are hedged by executing a transaction in the external market or through the use of pre-existing natural hedges. We primarily use forward exchange contracts with a term of less than 3 months.

At December 31, 2003, we had foreign exchange contracts outstanding in various currencies related to both commercial and financial transactions denominated in currencies other than U.S. dollars. Our primary net foreign currency exposures at December 31, 2003 included British pounds and Euros. Management does not foresee or expect any significant changes in foreign currency exposure in the near future, although, as we describe above in “Item 5. Operating and Financial Review and Prospects – Impact of Changes in Exchange Rates”, our results of operations and financial condition can be significantly affected by changes in exchange rates.

As of December 31, 2003, we had a net unrealized loss of $8.2 million on outstanding contracts marked to fair market value on that date. As required under French GAAP, this unrealized loss was recorded as an expense in the income statement. Unrealized gains/losses in foreign currency exchange contracts are defined as the difference between the contract rate at the inception date of the foreign currency exchange contract and the current market exchange rates. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases of the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses on the hedging instrument. In addition, our global operations include activities in a number of countries with hyperinflationary economies. Operations in these countries are not significant and do not have a material effect on our financial statements when taken as a whole.

We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of derivative financial instruments. We cannot guarantee, however, that our hedging strategies will be effective or that translation losses can be minimized or forecast accurately. See “Forward-Looking Statements”.

The following table provides information about our foreign exchange forward contracts at December 31, 2003. The table presents the value of the contracts in U.S. dollars at the contract exchange rate as of the contract maturity date. The fair value of foreign exchange forward contracts is calculated with market standard financial software.

			Notional	Settlement
			Amount At	Amount At Year-	Fair Value
		Contracted	Contracted	End Rate in U.S.	in U.S.
Buying	Selling	Rate	Rate	dollars	dollars
U.S. dollar	Euro	1.18	211,782,947	202,523,662	9,259,285
U.S. dollar	British pound	1.72	7,643,810	7,511,977	131,833
U.S. dollar	Brazilian Real	0.34	400,000	392,999	7,001
Euro	U.S. dollar	0.83	15,437,978	15,794,024	(356,046)
British pound	U.S. dollar	0.60	11,601,450	12,231,347	(629,897)
British pound	Euro	0.69	6,091,282	5,933,302	157,980
Swiss Franc	U.S. dollar	1.29	11,500,000	11,790,653	(290,653)
Swiss Franc	Euro	1.56	1,295,680	1,297,668	(1,988)

All of these contracts expire in 2004.

Interest Rate Risks

In prior years we have used interest rate caps to manage interest rate risk related to certain borrowings. We had no significant interest rate hedging instruments in effect as of December 31, 2003, as all borrowings outstanding at this date were short-term in nature. The fair value of short-term debt is considered insensitive to interest rate variation, due to its short duration.

The table below provides information about our risk exposure associated with our outstanding debt obligations at December 31, 2003. The fair values included in the table have been based on quoted market values at December 31, 2003. The table presents principal cash flows and related interest rates.

	At December 31, 2003
	Notional Amount	Fair Value
	(U.S. dollars in millions, except percentages)
Debt – short term
Variable rate (Brazilian real)	$1.0	$1.0
Average interest rate	25.90%	25.90%

Item 12. Description of Securities Other than Equity Securities

This item is not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

Item 15. Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Annual Report on Form 20-F and periodic reports on Form 6-K, and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of each senior manager who reports to and is under the supervision of our CEO, Daniel Caclin, as well as our Disclosure Committee. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2003.

Item 16A. Audit Committee Financial Expert

Our financial expert is the chair of our Audit Committee, Fritz Fröhlich.

Item 16 B. Code of Ethics

In November 2003, our Management Board adopted a Code of Ethical Business Conduct, which applies to the conduct of all of our directors, officers and employees. The Code of Ethical Business Conduct is published on our intranet as well as our external website at www.equant.com. We have not amended or waived any provision of the Code of Ethical Business Conduct for any directors, officers or employees. We will publish on our website any amendment or waivers of any provision of the Code of Ethical Business Conduct in the future.

Item 16C. Principal Accountant Fees and Services.

Audit Fees

In 2002, Ernst & Young LLP and PricewaterhouseCoopers LLP jointly provided audit services to us. We paid PricewaterhouseCoopers LLP $5,633,000 and Ernst & Young LLP $4,561,000. In 2003, Deloitte &Touche LLP provided audit services to us. We paid Deloitte & Touche LLP $5,950,000 in 2003.

Audit Related Fees

We did not purchase any audit related services in 2002 or 2003 from an accounting firm.

Tax Fees

In 2002, Ernst & Young LLP and PricewaterhouseCoopers LLP both provided tax services to us. We paid PricewaterhouseCoopers LLP $1,089,000, and Ernst & Young $ 2,592,000.

All Other Fees

We did not purchase any other services from accounting firms in 2002 or 2003.

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

Equant N.V.

By:	/s/ Jacques Kerrest

Name: Jacques Kerrest
Title: Managing Director

Dated: May 12, 2004

EXHIBIT INDEX

4(a)	·	Redacted copies of the Contribution Agreement (Incorporated by reference to Exhibit No. 4.1 to our Annual Report on Form 20-F filed with the Commission on July 1, 2002)

	·	Redacted copies of the Strategic Relationship Umbrella Agreement (Incorporated by reference to Exhibit No. 4.3 to our Annual Report on Form 20-F filed with the Commission on July 1, 2002)

	·	Redacted copies of the Transition and Management Agreement (Incorporated by reference to Exhibit No. 4.5 to our Annual Report on Form 20-F filed with the Commission on July 1, 2002)

4 (c)	·	Remuneration of the Independent Directors of the Supervisory Board

	·	Employment Agreement of Didier Delepine

	·	Employment Agreement of John Allkins

	·	Employment Agreement of Daniel Caclin

	·	Employment Agreement of Jacques Kerrest

	·	Employment Agreement of Howard Ford

12.		Certifications of Principal Executive Officer And Principal Financial Officer.

Report of the Independent Auditors

To the Supervisory Board and Shareholders of Equant N.V.

We have audited the accompanying consolidated balance sheet of Equant N.V. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for the year ended December 31, 2003 and the determination of shareholders’ equity and financial position at December 31, 2003, to the extent summarised in Note 30 to the consolidated financial statements.

DELOITTE & TOUCHE LLP
London, United Kingdom

February 10, 2004, except for Note 30 as to which the date is May 7, 2004

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

Equant N.V.

Consolidated Statements of Operations
(U.S. dollars in millions, except per share data, unless otherwise stated)

		Years ended December 31,
	Note	2001		2002		2003
Sales of services and products	25		$2,390.7		$2,973.1		$2,948.9
Cost of services and products sold	25		(1,847.0)		(2,269.9)		(2,174.4)
Other operating income	25		146.4		196.1		142.4

Gross profit			690.1		899.3		916.9
Selling, general and administrative expenses			(554.8)		(707.3)		(625.3)

Operating result before depreciation, amortization, share plans and restructuring and integration			135.3		192.0		291.6
Depreciation and amortization, excluding goodwill (1)	11		(299.2)		(487.7)		(482.4)
Share plans	23		7.1		9.9		—
Restructuring and integration (1)	7		(110.2)		(98.1)		(85.1)

Operating loss			(267.0)		(383.9)		(275.9)
Financial (charges) / income	8		(17.9)		13.3		(21.7)
(Loss on) / reversal of provision for investments accounted for at cost	12		(13.1)		0.3		—
Income taxes	9		(41.6)		(11.9)		(17.0)
Employee profit sharing	6		—		(0.6)		(0.9)
Equity share in loss of affiliate	12		(25.3)		(27.3)		(40.6)

Net loss from continuing operations, before minority interests and goodwill amortization			(364.9)		(410.1)		(356.1)
Goodwill amortization	10		(21.7)		(24.1)		—
Exceptional amortization of goodwill	10		—		(154.8)		—
Minority interests	21		(0.6)		(0.7)		(0.1)

Net loss from continuing operations			(387.2)		(589.7)		(356.2)
Net loss from discontinued operations	5		(2.6)		—		—
Gain on disposal of discontinued operations	5		13.4		—		—

Net loss			$(376.4)		$(589.7)		$(356.2)

Per share data - basic and diluted
Net loss from continuing operations		U.S.$	(1.56)	U.S.$	(2.01)	U.S.$	(1.22)
Discontinued operations			0.04		—		—

Net loss per share		U.S.$	(1.52)	U.S.$	(2.01)	U.S.$	(1.22)

Basic weighted average number of shares (thousands)	4		247,985.6		292,706.0		292,728.6

(1) Prior year amounts have been reclassified for comparative purposes

The accompanying notes are an integral part of these Consolidated Financial Statements.

Equant N.V.

Consolidated Balance Sheet
(U.S. dollars in millions)

		At December 31,
	Note	2001	2002	2003
ASSETS
Goodwill and other intangible assets	10	$180.2	$—	$—
Long-lived assets, plant property and equipment, net	11	1,193.3	1,154.4	1,030.8
Long-lived assets, indefeasable rights of use, net	11	197.2	151.9	139.2
Investments accounted for under the equity method	12	133.6	101.4	59.1
Investments accounted at cost	12	6.2	5.1	5.1
Long-term lease receivables	15	25.6	4.6	4.9
Other non-current assets		49.9	47.1	56.8

Total non-current assets		1,786.0	1,464.5	1,295.9
Inventories	13	12.0	17.1	14.5
Trade accounts receivable from related parties	14, 25	688.4	581.5	448.3
Trade accounts receivable, other	14	578.9	422.9	354.6
Short-term lease receivables	15	14.1	13.7	3.6
Deferred income taxes	9	—	—	8.0
Sales and other taxes recoverable		90.4	115.0	148.2
Other current assets and prepaid costs		163.5	127.3	106.8
Short-term loan to France Telecom	2, 25	—	—	150.0
Cash and cash equivalents	2	385.8	452.2	330.1

Total current assets		1,933.1	1,729.7	1,564.1

Total assets		$3,719.1	$3,194.2	$2,860.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Ordinary shares	22	$3.2	$3.2	$3.2
Convertible preference shares	22	0.1	0.1	0.1
Additional paid-in capital		2,912.4	2,912.4	2,912.5
Accumulated deficit		(148.2)	(524.6)	(1,114.3)
Net loss for the year		(376.4)	(589.7)	(356.2)
Statutory reserves		0.8	0.8	0.8
Cumulative foreign currency translation adjustment		(114.4)	(24.9)	82.5

Total shareholders’ equity		2,277.5	1,777.3	1,528.6
Minority interests	21	0.4	0.7	0.5
Provisions for liabilities and charges	19	29.6	39.8	70.9
Bank loans, less current portion	2, 16	1.0	—	—
Long-term capital leases, less current portion	16	3.0	0.7	0.2
Other non-current liabilities	20	101.8	83.9	70.1

Total non-current liabilities		135.4	124.4	141.2
Bank loans and overdrafts (1)	2, 16	8.2	7.0	1.0
Current portion of capital leases (1)	16	0.6	0.5	0.3
Trade accounts payable to related parties	25	451.4	344.6	280.6
Trade accounts payable, other		127.8	303.0	272.0
Accrued liabilities (1)		338.0	220.8	176.8
Deferred income		75.6	78.3	79.4
Employee liabilities (1)		73.5	84.0	150.1
Taxation liabilities		91.2	134.8	162.3
Other current liabilities		121.1	89.9	43.9
Short-term provisions (1)	19	18.4	28.9	23.3

Total current liabilities		1,305.8	1,291.8	1,189.7

Total liabilities and Shareholders’ equity		$3,719.1	$3,194.2	$2,860.0

(1) Prior year amounts have been reclassified for comparative purposes

The Consolidated Balance Sheet is stated before allocation of the Net loss for the year.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Equant N.V.

Consolidated Statements of Cash Flows
(U.S. dollars in millions)

		Years ended December 31,
	Note	2001	2002	2003
OPERATING ACTIVITIES
Net loss		$(376.4)	$(589.7)	$(356.2)
Adjustments to reconcile net loss to net cash provided by operating activities
Minority interests	21	0.6	0.7	0.1
Loss on sale and impairment of long-lived assets (1)	7, 11	14.2	—	3.9
Depreciation and amortization (1)	10, 11	320.9	666.6	482.4
Share plans	23	(7.1)	(0.1)	—
Restructuring asset write off	7	3.1	74.2	40.7
Movement on provisions		—	—	25.5
Changes in valuation allowances		—	—	(21.6)
Gain on disposal of discontinued operations		(13.4)	—	—
Non-operating finance charges		2.1	—	—
Impairment/(write back) of investments carried at cost	12	13.1	(0.3)	—
Equity in loss of affiliate	12	25.3	27.3	40.6
Deferred income taxes	9	41.3	—	(8.0)

Net cash provided by operating activities before changes in operating assets and liabilities		23.7	178.7	207.4
Changes in operating assets and liabilities		(141.1)	204.4	105.0

Net cash flows (used in) / provided by operating activities		(117.4)	383.1	312.4
INVESTING ACTIVITIES
Purchase of property, plant and equipment	11	(346.8)	(332.3)	(234.0)
Proceeds from disposal of equipment		6.1	—	—
Purchase of IRUs	11	(65.4)	(36.9)	(46.1)
Proceeds from disposal of IRUs		7.4	—	—
Net cash effect of acquisitions (including cash in acquired companies in 2001 $295.3, in 2002 & 2003 $nil )	5, 21	265.9	—	(2.3)
Proceeds from disposal of discontinued operations		3.6	—	—
Proceeds from disposal of investments accounted at cost	12	—	1.4	—

Net cash used in investing activities		(129.2)	(367.8)	(282.4)
FINANCING ACTIVITIES
Proceeds from issuance of shares		1,000.0	—	—
Short-term loan to France Telecom	2, 25	—	—	(150.0)
Decrease in bank loans and overdrafts (1)	16	(1.1)	(2.2)	(6.0)
Decrease in capital leases (1)	16	(3.9)	(2.4)	(0.7)
France Telecom reimbursement under Contribution Agreement	1	—	18.0	—
Net repayment of short-term borrowings and bank overdrafts (1)		(19.7)	—	—
Proceeds from the settlement of foreign exchange contracts	8	—	37.0	—
Proceeds from long-term borrowing		202.0	—	—
Repayment of long-term borrowing (1)	16	(602.5)	—	—

Net cash provided by / (used in) financing activities		574.8	50.4	(156.7)
Effect of changes in exchange rates on cash and cash equivalents		4.1	0.7	4.6

Increase / (decrease) in cash and cash equivalents		332.3	66.4	(122.1)
Cash and cash equivalents at beginning of the year		53.5	385.8	452.2

Cash and cash equivalents at end of the year		$385.8	$452.2	$330.1

(1) The prior year amounts have been reclassified for comparative purposes

The accompanying notes are an integral part of these Consolidated Financial Statements.

Equant N.V.
Consolidated Statements of Cash Flows
(U.S. dollars in millions)

The table below provides supplemental cash flow information:

	Years ended December 31,
	2001	2002	2003
Income taxes paid	$(6.8)	$(18.2)	$(3.7)
Interest paid	$(30.4)	$(0.4)	$(4.0)
Interest received	$20.9	$7.1	$6.7
Non-cash investing activities	$(1,484.5)	$—	$—
Cash spent on restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$(85.9)	$(134.5)	$(125.6)
France Telecom reimbursement of restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$—	$140.9	$145.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Equant N.V.

Consolidated Statement of Shareholders’ Equity
(U.S. dollars in millions, unless otherwise stated)

								Cumulative
			Ordinary					foreign
			and	Additional		Net profit /		currency	Total
		Number of	preference	paid-in	Accumulated	(loss) for	Statutory	translation	Shareholders’
	Notes	shares	shares	capital	deficit	year	reserves	adjustment	Equity
Balance at January 1, 2001		201,558,555	$2.4	$958.6	$(103.9)	$(47.9)	$0.9	$(68.5)	$741.6
Transfer of prior year result		—	—	—	(47.9)	47.9	—	—	—
Net loss for the year 2001		—	—	—	—	(376.4)	—	—	(376.4)
Issuance of common shares	5	80,617,348	0.8	1,454.3	—	—	—	—	1,455.1
Issuance of preference shares	5	10,000,000	0.1	999.9	—	—	—	—	1,000.0
Exercise of stock options	23	528,246	—	—	—	—	—	—	—
Difference on acquisition of Global One	5	—	—	(500.4)	—	—	—	—	(500.4)
Unrealized translation adjustments		—	—	—	—	—	—	(42.4)	(42.4)
Transfers		—	—	—	3.6	—	(0.1)	(3.5)	—

Balance at December 31, 2001		292,704,149	$3.3	$2,912.4	$(148.2)	$(376.4)	$0.8	$(114.4)	$2,277.5

Transfer of prior year result		—	—	—	(376.4)	376.4	—	—	—
Net loss for the year 2002		—	—	—	—	(589.7)	—	—	(589.7)
Exercise of stock options	23	4,908	—	—					—
Unrealized translation adjustments		—	—	—	—	—	—	89.5	89.5

Balance at December 31, 2002		292,709,057	$3.3	$2,912.4	$(524.6)	$(589.7)	$0.8	$(24.9)	$1,777.3

Transfer of prior year result		—	—	—	(589.7)	589.7	—	—	—
Net loss for the year 2003		—	—	—	—	(356.2)	—	—	(356.2)
Exercise of stock options	23	33,340	—	0.1	—	—	—	—	0.1
Exercise of restricted shares	23	71,367	—	—	—	—	—	—	—
Unrealized translation adjustments		—	—	—	—	—	—	107.4	107.4

Balance at December 31, 2003		292,813,764	$3.3	$2,912.5	$(1,114.3)	$(356.2)	$0.8	$82.5	$1,528.6

The accompanying notes are an integral part of these Consolidated Financial Statements.

Equant N.V.

Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

1.	Organization and Description of Business

Equant N.V. (the ‘Company’ or ‘Equant’) has its statutory seat in Amsterdam, The Netherlands, and is a recognized industry leader in global communications services for multinational corporations. Equant combines its network expertise, including unmatched seamless network reach in 220 countries, and local support in approximately 165 countries, with its expanded services capabilities to provide global, integrated and customized communications services that enable its customers’ key business processes. Equant serves thousands of the world’s top companies, with the industry’s most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by over 1,000 global businesses today.

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

France Telecom Transactions

In November 2000, the Foundation, then the largest shareholder of the Company, announced that its Board had entered into a Share Purchase Agreement (the ‘Share Purchase Agreement’) with France Telecom S.A. (‘France Telecom’) to sell its entire shareholding of approximately 68 million ordinary shares in Equant for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share. France Telecom would also acquire ten million new Equant convertible preference shares for $1 billion in cash. Additionally, France Telecom would issue to the Company’s public shareholders one Contingent Value Right (‘CVR’) in respect of each Equant ordinary share held by the Company’s shareholders. A CVR entitles shareholders, except France Telecom and the Foundation, to receive up to €15 in cash per CVR held immediately following the third anniversary of the closing of these transactions, depending upon the market price of Equant ordinary shares at that time.

Concurrent with this announcement, and subject to completion of the Share Purchase Agreement, the Company announced that its Board had approved a Contribution Agreement (the ‘Contribution Agreement’) with France Telecom and Atlas Telecommunications S.A. (‘Atlas’) — a wholly-owned subsidiary of France Telecom and holding company for both Global One Communications Holdings B.V. and Global One Communications World Holdings B.V. (collectively referred to as ‘Global One’). Pursuant to the Contribution Agreement, Equant would acquire 100% of the share capital of Global One from Atlas in exchange for 80,617,348 newly issued Equant ordinary shares. In addition, the Company also announced that it had entered into an agreement with France Telecom and SITA to replace the Company’s joint venture with SITA with a new agreement whereby, among other things, the Company would assume operational management of the network of SITA Equant S.C. (the ‘SITA Equant network Joint Venture’).

Under the terms of the Contribution Agreement, within a two-year period, France Telecom was to pay to Equant 50% of costs related to the cancellation of up to 2,500 employment contracts for the combined Company and certain restructuring and integration costs other than those relating to employees up to a maximum of $210.0 (see Note 7).

Under the Contribution Agreement, Atlas agreed to reimburse Equant if the net working capital and net indebtedness of Global One at June 28, 2001, did not meet certain targets. In 2002, Equant received $18.0 relating to settlement of these matters.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Under the Contribution Agreement, the Calling Card and Voice Carrier Services of Global One were to be transferred out of Global One to France Telecom within twelve months of completion of the transactions described above. The Calling Card and Voice Carrier Services are collectively referred to as ‘Excluded Businesses’. During the year ended December 31, 2003, the Company negotiated an agreement with France Telecom to continue to provide these services on behalf of France Telecom (see ‘Calling cards and voice carrier services’ in Note 25).

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

2.	Operating Free Cash Flow and Net Cash and Loans

‘Operating free cash flow’ and ‘Net cash and loans’ are metrics that the Company uses to analyze its results.

Equant has minimal external borrowings and therefore believes that operating free cash flow is the most appropriate indicator of the resources generated from operations, excluding significant restructuring and integration costs, working capital movements and other movements that will not necessarily continue in the long-term. Due to the simplicity of this measure, it excludes many items that are necessary to reconcile net loss to the increase in cash and cash equivalents during the year, which are set out in full in the Consolidated Statements of Cash Flows.

‘Operating free cash flow’, which the company defines as ‘Operating result before depreciation, amortization, share plans and restructuring and integration’, less capital expenditures is set out below:

	Years ended December 31,
	2001	2002	2003
Operating result before depreciation, amortization, share plans and restructuring and integration	$135.3	$192.0	$291.6
Purchase of property, plant and equipment	(346.8)	(332.3)	(234.0)
Purchase of IRUs	(65.4)	(36.9)	(46.1)

Operating free cash flow	$(276.9)	$(177.2)	$11.5

The Company defines ‘Net cash and loans’ as the total of ‘Cash and cash equivalents’ and ‘Short-term loans to France Telecom’ less ‘Bank loans and overdrafts’ and ‘Bank loans, less current portion’ and these are set out below:

	Years ended December 31,
	2001	2002	2003
Cash and cash equivalents	$385.8	$452.2	$330.1
Short-term loan to France Telecom	—	—	150.0
Bank loans and overdrafts	(8.2)	(7.0)	(1.0)
Bank loans, less current portion	(1.0)	—	—

Net cash and loans	$376.6	$445.2	$479.1

Included in cash and cash equivalents were amounts deposited with France Telecom of $237.5, $307.8, and $138.2 at December 31, 2001, 2002 and 2003, respectively. The amounts deposited with France Telecom are available to the Company on demand. The Company has available a $50.0 treasury management agreement with France Telecom renewable each year end (see Note 16).

Of the Company’s total cash and cash equivalents at December 31, 2001, 2002 and 2003, $0.3, $3.5 and $4.3, respectively, related to restricted cash.

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

The Consolidated Statements of Operations includes additional disclosure of ‘Share plans’ and ‘Restructuring and integration’ as separate line items. The results arising from discontinued operations are separately disclosed from continuing operations. These additional line items are defined in the accounting policies for ‘Stock-based compensation’, ‘Restructuring and integration’ and ‘Discontinued operations’ respectively.

The principal accounting policies, which have been presented consistently in all periods presented in these Consolidated Financial Statements, are stated below:

Consolidation Principles

Companies which are fully owned, or which the Company controls, are fully consolidated. Investments in businesses over which Equant does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. All intercompany accounts and transactions have been eliminated.

Translation of Foreign Currencies

Translation of financial statements of foreign subsidiaries

The functional currency of the Company is U.S. dollars. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income and expense items of subsidiaries that do not have the U.S. dollar as the functional currency are translated at the average exchange rates for the period. Net exchange gains or losses resulting from such translation are included in ‘Cumulative foreign currency translation adjustment’ a component of ‘Shareholders’ equity’.

Transactions in foreign currencies

Gains and losses from foreign currency transactions are included in ‘Financial (charges)/income’, in the Consolidated Statements of Operations in the period during which they arise.

Exchange gains and losses on foreign currency investments and loans of a long-term nature are reported as ‘Cumulative foreign currency translation adjustments’ in Shareholders’ equity.

The Company maintains its financial records in U.S. dollars. All amounts stated in these Consolidated Financial Statements are in millions of U.S. dollars unless otherwise stated, or prefixed ‘U.S.$’ in which case the amounts stated are single units. Approximately 75% of the Company’s revenues were accounted for in U.S. dollars in 2003.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Revenue Recognition

Equant’s principal sources of revenue are recognized when there is persuasive evidence of an arrangement, delivery of products has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured.

Revenues are recognized net of discounts and customer sales incentives. The Company’s principal revenue streams and their respective accounting treatments are discussed below:

Sales of Services

Network Services revenues are generated from the sale of transmission of data traffic and on-going service charges for managing the customer’s network system. Integration Services revenues are generated from deployment, monitoring and maintenance of customer equipment as well as consultancy and professional services.

For all service revenue arrangements, fixed fee elements, which are specified in the contractual arrangements, are contracted to be performed continuously over the contractual term of the arrangement (and any subsequent renewals) and revenue is recognized using the straight-line method over the term of the contract (and any subsequent renewals). Variable fee elements, such as volume-based consumption or traffic, are recognized in the period the service is provided or utilized by the customer.

Connections revenue related to Network Services is deferred and recognized over the expected life of the customer contract (and any subsequent renewals). Direct and incremental connections costs are deferred over the expected life of the customer contract (and any subsequent renewals).

Equant utilizes the network capacity of its affiliates in certain countries providing service to its customers and recognizes these network costs within ‘Cost of services and products sold’. The related billing to customers is recorded as ‘Sales of services and products’.

Sales of Products

Sales of products, which are generally purchased from equipment providers, are recognized upon delivery and acceptance by the end customer.

Other Operating Income

Certain costs are incurred on behalf of affiliates of France Telecom (the ‘affiliates’) in respect of network and ancillary support which relates wholly to the period after the France Telecom Transactions (see Note 25). These costs are incurred by Equant in those locations where France Telecom does not have local infrastructure. Costs incurred are recharged to the affiliates in accordance with contractual agreements. This reimbursement of costs incurred is recorded as ‘Other operating income’.

Research and Development Costs

The Company does not engage in basic research. The Company engages in a measure of technical research focused principally on monitoring emerging technologies and the manner in which they can be adapted for commercial use. The research and development activities are focused on new applications and product development using industry-wide protocols and are expensed as incurred.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs incurred in the years ended December 31, 2001, 2002 and 2003, were $22.9, $19.8 and $14.5, respectively. In the year ended December 31, 2001, the Company also incurred advertising costs of $6.7 relating to branding the new organization which were included within ‘Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture’, a component of ‘Restructuring and integration’.

Stock-based Compensation

‘Share plans’ in the Consolidated Statements of Operations relates to the income or expense arising from the repurchase of shares on the open market, the issue of shares held in treasury, and social charges payable by the Company on share option and share award plans.

Share option and share award plans are excluded from the balance sheet until such time as the grant or award is vested. If the Company issues new shares to satisfy the exercise, then the difference between the par value and the exercise price is recorded as an addition to ‘Additional paid-in capital’, a component of ‘Shareholders’ equity’, with no impact to the Consolidated Statements of Operations. If the Company repurchases shares on the open market or issues shares held in treasury, then the difference between the repurchase price of the shares and the exercise price is recorded as a charge in the Consolidated Statements of Operations, within ‘Share plans’.

Social charges payable by the Company on the fair value of shares granted are accrued based on estimates of the likely payments to be made over the period between the dates of granting and vesting, and on the expected exercise rates, and charged to ‘Share plans’.

Restructuring and Integration

Restructuring and integration costs are shown as a separate line in the Consolidated Statements of Operations and include amounts arising from restructuring activities of the Company. Restructuring activities are those that have a significant effect on the nature and focus of the Company’s operations and include the following: the sale or termination of a line of business; the closure of business locations in a country or region; relocation of business activities from one country or region to another; and changes in management structure. Restructuring activities must be set out in a plan approved by management and the Company must be committed to a third party in an irrevocable way.

Restructuring costs are costs that arise from a restructuring activity that have no benefit to the future operations of the Company. Integration costs are costs that arise from the implementation of restructuring activities that have a benefit to the future operations of the Company.

Amounts recoverable from France Telecom in respect of reimbursement of expenses incurred due to the restructuring and integration of Equant, Global One and the SITA Equant network Joint Venture in accordance with the Contribution Agreement (see Note 7) are shown as a reduction to ‘Restructuring and integration’.

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

Discontinued Operations

Results of discontinued operations are aggregated into a single line and the results for all periods presented in the Consolidated Statements of Operations are restated. The results of discontinued operations are stated net of income taxes (see Note 5).

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments available on demand and with original maturity of 90 days or less. Cash and cash equivalents include amounts on deposit with France Telecom of $237.5, $307.8 and $138.2 at December 31, 2001, 2002 and 2003, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Trade Accounts Receivable

Trade accounts receivable are reduced to net realizable value by credit note provisions and allowances for doubtful accounts. The allowances are based on an individual or statistical assessment of non-recoverability.

Inventories

Inventories are stated at the lower of cost (determined principally on the first-in, first-out basis) or market value. Provisions for potentially obsolete or slow-moving inventory are determined through management’s analysis of inventory levels and future sales or usage forecasts.

Goodwill

Purchase Accounting

The excess of the cost over the fair value of the net assets of purchased businesses, including unconsolidated affiliates, is recorded as goodwill and is amortized on a straight-line basis over periods of twenty years or less. The amortization period is determined by taking into account the specific nature of each acquisition and has ranged from five to twenty years on historic acquisitions. Goodwill is treated as an intangible asset.

Goodwill is subject to an impairment review when events or circumstances occur indicating that an impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition. The need to recognize an impairment is assessed with reference to cash flows arising from the economic and operating assumptions used by the management of the Company. The impairment charge is recorded as exceptional amortization of goodwill. Impairment, where necessary, is recorded as the difference between book value and fair value. Fair value is determined based on estimates of future cash flows discounted at appropriate rates and on publicly available information, where appropriate. In the assessment of discounted future cashflows the following data was used: management plans for a five to ten year period, a terminal value at the end of this period assuming an inflationary perpetual growth rate, and a discount rate selected with reference to the Company’s cost of capital.

Earnings for acquired companies are included for the period subsequent to the acquisition date.

Acquisition of Global One

The acquisition of Global One has been accounted for under the method described in paragraph 215 of CRC Rule 99-02. Under this method, the historical carrying value of the acquired business is carried over in the acquirer’s financial statements if a company acquires over 90% of the shares of the acquired business in a single transaction, settled through a share issue by the acquiring company. These conditions were fulfilled in Equant’s acquisition of Global One.

Long-lived Assets

Long-lived assets consist of ‘Indefeasible rights of use’ (IRUs) and ‘Property, plant & equipment’.

An IRU is a right to use a specified amount of capacity on specific fiber optic cables and related equipment for a specified time period. The rights that the Company acquires from the IRU cannot be revoked or voided. IRUs are capitalized as part of long-lived assets, and are amortized over the shorter of ten years or the contract term.

Long-lived assets are stated at historical cost less depreciation and amortization, calculated on a straight-line basis over the expected useful lives of the relevant assets. Major renewals and improvements are capitalized while maintenance and repairs are expensed when incurred.

Depreciation and amortization are calculated with reference to expected useful lives, which are generally as follows:

Owned buildings	Up to 40 years
Leasehold improvements	Up to 40 years
Network assets	3 to 5 years
IRUs	Up to 10 years
Computer equipment	3 to 5 years
Office equipment, furniture and motor vehicles	4 years
Software	3 to 5 years

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Assets acquired under capital lease arrangements are depreciated in accordance with the expected useful lives detailed above or the lease terms if shorter. In addition, network assets acquired under the SITA Equant network Joint Venture agreement and its successor agreements are capitalized and depreciated (see Note 11).

Equant develops internal-use software, which is defined as software acquired or internally developed or modified solely to meet the internal needs of Equant. Equant also capitalizes network development activities. Internal and external costs incurred during the preliminary project stage are expensed as incurred. Capitalization of such costs begins upon completion of the preliminary project stage and upon management’s authorization and commitment to fund the project, and capitalization ceases at the point at which the project is substantially complete and ready for its intended use. Internal and external costs for data conversion, training and maintenance are expensed as incurred, and overhead costs are not capitalized.

Long-lived assets are written down when, as a result of events or changes in circumstances, their recoverable value appears to be permanently less than their carrying value. For assets to be held and used, the need for impairment is principally determined for each group of assets by comparing their carrying value with fair value. Fair value is determined by reference to discounted future cash flows that are expected to be generated based upon management’s expectations of future economic and operating conditions. At the time such evaluations indicate that future cash flows are insufficient to recover the carrying value of such assets, the assets are adjusted to their fair value. The write down is recorded as accelerated depreciation, or as a restructuring and integration expense if material and due to exceptional circumstances. Network assets are reviewed on a collective basis.

Assets to be disposed of are written down to their fair value, less costs of disposal, when such value is lower than their carrying value.

Other Investments

Other investments consist of ‘Investments accounted for under the equity method’ and ‘Investments accounted at cost’. Under the equity method, the investment is initially recorded at Equant’s share of the net assets of the affiliate and is increased or decreased by Equant’s proportionate share of the entity’s respective profits or losses. Dividends received from these investees reduce the carrying value of the investments. The difference between the cost of the investment and Equant’s share of net assets at the date of acquisition is recorded as goodwill.

Investments that are less than 20% owned, or where Equant does not have significant influence, are stated at cost.

Provisions for impairment in value of other investments are recognized where the recoverable amount is lower than cost.

Statutory Reserves

In certain countries in which the Company operates, local regulations require a proportion of the net earnings to be classified as statutory reserves. Where this is applicable, retained earnings have been set aside at the stipulated rate.

These reserves are for the most part not available for distribution, except on closure of operations. Statutory reserves are reviewed annually in conjunction with the preparation of the annual reports of relevant subsidiary companies, and are separately disclosed in the Consolidated Statements of Shareholders’ Equity.

Provisions for Liabilities and Charges

Provisions are recorded when, at the end of the period, there is an obligation for the Company with respect to a third party for which it is probable or certain that this will create an outflow of resources to the third party, without at least an equivalent return expected from the third party.

This obligation may be legal, regulatory or contractual in nature. It may also be derived from the practices of the Company or from public commitments having created a legitimate expectation on the part of such third parties that the Company will assume certain responsibilities.

The estimate of the amount in provisions corresponds to the expenditure which it is likely that the Company is to bear to settle its obligation, discounted at an appropriate rate. If no reliable estimate of the amount can be made, no provision is recorded; information is then presented in the notes to the Consolidated Financial Statements.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Contingencies, representing an obligation which is neither probable nor certain at the time of drawing up the Consolidated Financial Statements, or a probable obligation for which the cash outflow is not probable, are not recorded. Information about them is presented in the notes to the Consolidated Financial Statements.

Employee Retirement Benefit Plans

The Company operates a mixture of defined benefit and defined contribution pension plans. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. In some countries the amount of provision is determined in accordance with the obligations under statutory post employment benefit schemes. The contribution to the defined contribution schemes, and the net periodic cost under the defined benefit schemes as actuarially determined, are charged to the Consolidated Statements of Operations.

The actuarial determination of defined benefit scheme costs is based on scheme information and assumptions adopted by management.

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

Financial Instruments

The Company uses derivative financial instruments for the purpose of mitigating currency risks, which exist as part of ongoing business operations. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

Forward exchange contracts are used to mitigate exposures to currency fluctuations on certain short-term transactions generally denominated in currencies other than the Company’s functional currency. These contracts are marked to market at the balance sheet date, and the resultant unrealized gains and losses are recorded in ‘Financial (charges) / income’, together with realized gains and losses arising on these contracts.

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

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year’s presentation.

Implementation of International Financial Reporting Standards

In July 2003, the France Telecom Group created a project team to manage the conversion to International Financial Reporting Standards (‘IFRS’). The Company, in conjunction with France Telecom, is participating in the process of identifying the principal differences between French GAAP and IFRS that impact the Company and will prepare comparative financial information for the year ended December 31, 2004 for disclosure in the 2005 Annual Report.

First Time Application of Accounting Standards

CRC Rule 02-10 on depreciation, amortization and impairment of assets

This rule redefines the notions of depreciation, amortization and impairment of assets and states when impairment tests should be performed in relation to tangible and intangible assets. It is applicable for accounting periods starting from January 1, 2005 and earlier adoption from January 1, 2002 is allowed. Equant has chosen not to apply this rule in its Consolidated Financial Statements for the year ended December 31, 2003.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

CRC Rule 03-07 of December 12, 2003 relating to the first time application of the accounting method by asset component and amending the transitional application rules set down under CRC Rule 02-10 for major repairs

In accordance with CRC Rule 00-06 (on liabilities), CRC Rule 02-10 and CRC Rule 03-07, provisions for major repairs are subject to transitional application rules until January 1, 2005. These rules distinguish between two categories of major repairs:

•	expenditures aiming to fully or partly replace existing fixed assets,

•	expenditures scheduled over a number of years through major repair or revision plans in accordance with the applicable laws or regulations or with the standard procedures of the company with the sole aim of verifying the good working order of plant or equipment and maintaining it, without extending its useful life beyond that originally assessed.

For expenses in the first category, i.e. asset replacement, as CRC Rule 02-10 had not been adopted at January 1, 2002, companies may either maintain their previous accounting treatment or use the method of accounting for assets by component in 2003 and 2004. For the second category of expenditure, companies may either record a provision for major repairs or use the method of accounting for assets by component.

Equant has chosen not to account for assets by component in its Consolidated Financial Statements for the year ended December 31, 2003. Based on the nature of Equant’s business, the Company is not exposed to material expenditure under the second category mentioned above. The application of the rule at December 31, 2003 did not have any material impact on Net income or Shareholders’ equity.

Recommendation 2003-r-01 of April 1, 2003 from the Conseil National de la Comptabilité relating to accounting for and the measurement of pension obligations and similar benefits

This recommendation is applicable from January 1, 2004 with earlier adoption possible from January 1, 2003. It sets out rules relating to the accounting treatment and measurement of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. Equant is currently reviewing the practical implications of this recommendation within Equant for its application as at January 1, 2004.

CRC Rule 03-05 of November 20, 2003 relating to the accounting treatment of website development costs

In line with the asset definition statement exposure draft and CRC Rule 02-10 relating to depreciation, amortization and impairment of assets, this rule sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization thereof. CRC Rule 03-05 is applicable to accounting periods commenced since January 1, 2004 and may be applied in advance as from January 1, 2003. Equant chose not to apply this rule in its Consolidated Financial Statements for the year ended December 31, 2003. However, as Equant already applies similar terms and conditions to those set out in the rule, its application should not have a material impact.

CRC Rule 03-01 of October 2, 2003 relating to the accounting treatment of Internet barter transactions

This rule defines the scope of application, valuation principles and the procedures used to assess the fair value of Internet barter transactions, as well as the additional information to be disclosed in the notes to the financial statements. It applies to accounting periods commenced since January 1, 2004 and may be applied in advance as from January 1, 2003. Equant chose not to apply this rule in its Consolidated Financial Statements for the year ended December 31, 2003. However, as Equant already applies similar terms and conditions to those set out in the rule, its application should not have a material impact.

CNC Recommendation 2003-r-02 of October 21, 2003 relating to the recognition, measurement and disclosure of environmental issues in the annual accounts and annual reports of companies

This recommendation sets out the provisions of the European Commission Recommendation of May 30, 2001. The CNC recommendation is applicable to accounting periods commenced from January 1, 2004. It does not amend the rules applicable to the accounting treatment of environment-related liabilities but aims to achieve greater harmonization of the type of environmental disclosures made by different companies.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

4. Basic and Diluted Net Loss per Share

The basic and diluted net loss per share is calculated by dividing the net loss by the weighted average number of shares outstanding during the year.

The ten million convertible preference shares issued as part of the France Telecom Transactions are included in the calculation of the basic weighted average number of ordinary shares outstanding, as their conversion into ordinary shares is unconditional and will occur automatically on June 29, 2006. The rights of the preference shares are set out in Note 22.

The impact of unexercised stock options on the diluted weighted average number of ordinary shares outstanding amounted to 3,944,786, 7,015,034 and 8,144,234 for the years ended December 31, 2001, 2002 and 2003, respectively. These amounts were not included in the diluted earnings per share calculations in 2001, 2002 and 2003, as they would have been anti-dilutive.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

5. Acquisition and Disposal of Businesses and Investments

Acquisition of Global One

On June 29, 2001, the Company completed the acquisition of 100% of the share capital of Global One in exchange for 80,617,348 new ordinary shares of the Company, as referred to in Note 1. The transfer of the Global One business from France Telecom to the Company in exchange for newly issued shares of the Company has been accounted for under the method set out in paragraph 215 of CRC Rule 99-02. The excess of the cost of acquisition over the net book value of Global One assets acquired was taken to ‘Additional paid-in capital’.

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

The unaudited pro forma condensed Consolidated Statement of Operations present the effect of the acquisition of Global One and other effects of the France Telecom Transactions as if they had occurred on January 1, 2001. The unaudited pro forma condensed Consolidated Statements of Operations are based on the historical financial statements of Equant and Global One and are prepared in accordance with French GAAP. The unaudited pro forma financial information does not purport to represent the results of operations that actually would have resulted had the France Telecom Transactions occurred on the date indicated. It should not be taken as indicative of the future results of the operations of the combined entities.

The pro forma results for the year ended December 31, 2001, include twelve months each of Equant and Global One. The pro formas also assume that the new SITA contractual arrangements were in place for the period from January 1, 2001. The income and expenses derived from Excluded Businesses have been removed from the pro forma Consolidated Statements of Operations.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The unaudited pro forma condensed Consolidated Statement of Operations for the year ended December 31, 2001 was as follows:

	2001
	Unaudited
Sales of services and products		$3,064.8

Gross profit		802.0

Operating loss		(564.0)
Financial charges		(32.9)
Loss on impairment of investments accounted at cost		(13.1)
Income taxes		(57.2)
Equity in loss of affiliate		(25.3)

Net loss from continuing operations, before minority interests and goodwill amortization		(692.5)
Goodwill amortization		(21.7)

Net loss from continuing operations, before minority interests		$(714.2)

Earnings per share, basic and diluted	U.S.$	(2.44)

Disposal of Equant Application Services (‘EAS’) Division

On October 1, 2001, the Company disposed of the EAS division for cash and loan notes totaling $15.6 recognizing a gain of $13.4 (net of taxes of $0.3). The net loss of EAS for the nine months ended September 30, 2001 of $2.6 is disclosed as Discontinued Operations in the year ended December 31, 2001.

No material assets or liabilities were transferred as a result of the disposal of EAS.

Local network operations

As referred to in Note 25, ‘Related party transactions and cost sharing agreement’, in certain countries, legal ownership of Local Network Operations groups (‘LNO groups’) is transferred by SITA to the Company upon fulfillment of certain conditions.

During 2003, SITA transferred to the Company five LNO groups (Nicaragua, El Salvador, Guatemala, Estonia and Italy). These transfers included a total of 36 employees to support the network.

During 2002, SITA transferred to the Company 23 LNO groups including Brazil, Australia, Russia and Switzerland. These transfers included a total of 1,461 employees to support the network.

During 2001, SITA transferred to the Company the LNO groups for Puerto Rico, Singapore, Hungary, Portugal, US Virgin Islands, Guam, Luxembourg, Spain and Japan. These transfers included a total of 237 employees to support the network.

Pursuant to the transfer of legal ownership of the LNO groups, the assets and liabilities associated with each LNO group were purchased at net book value for cash by the Company.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

6. Personnel Costs and Staff Numbers

Set out below is an analysis of personnel costs:

	Years ended December 31,
	2001	2002	2003
Salaries and wages	$556.5	$671.6	$692.3
Social security contributions	79.9	117.1	117.4
Pension costs (Note 17)	21.1	24.2	34.8

	657.5	812.9	844.5
Temporary staff	67.3	104.1	51.8

	$724.8	$917.0	$896.3

Set out below is an analysis of staff numbers by function:

	At December 31,
	2001	2002	2003
Direct	7,159	6,405	5,936
Selling, general and administrative	4,099	3,727	3,611

	11,258	10,132	9,547

As a result of the acquisition of Global One, 6,255 employees joined the Company on June 29, 2001. As a result the personnel costs for the year ended December 31, 2001, include six months of the combined entities, whilst those for the year ended December 31, 2002 and 2003, include a full year.

The employees of majority owned French subsidiaries of France Telecom are eligible to participate in a profit sharing program, the amount of which is dependent on France Telecom’s overall group performance. In the years ended December 31, 2001, 2002 and 2003, respectively, the Company incurred $nil, $0.6 and $0.9 in ‘Employee profit sharing’, in respect of this program.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

7. Restructuring and Integration

Restructuring and integration charges / (income) comprise:

	Years ended December 31,
	2001	2002	2003
Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$173.4	$193.3	$191.6
Strategic reorganization	—	—	6.1
SITA Equant network Joint Venture restructuring	5.1	—	—
Divisional reorganization	0.4	—	—
Other	10.5	(0.8)	—

	189.4	192.5	197.7
Reimbursement from France Telecom	(79.2)	(94.4)	(112.6)

Net Restructuring and integration charges	$110.2	$98.1	$85.1

Restructuring	$88.2	$65.1	$123.7
Integration	101.2	127.4	74.0

Total Restructuring and integration	$189.4	$192.5	$197.7

The nature of restructuring and integration costs incurred during the years ended December 31, 2002 and 2003 as a result of these transactions and the provision movement comprises:

	Liability at				Liability at
	December 31,		Reserves		December 31,
	2001	Additions	Utilized	Other	2002
Employee termination	$8.4	$43.9	$(35.7)	$—	$16.6
Write-down of assets	—	74.2	—	(74.2)	—
Integration teams	—	24.9	(24.9)	—	—
Lease exit costs	25.4	32.2	(35.0)	—	22.6
Critical staff retention plan	—	3.8	(3.8)	—	—
Legal, consulting and other	—	13.5	(13.5)	—	—

	$33.8	$192.5	$(112.9)	$(74.2)	$39.2

Short-term provisions	$11.2	$160.3	$(79.6)	$(74.2)	$17.7
Long-term provisions	22.6	32.2	(33.3)	—	21.5

	$33.8	$192.5	$(112.9)	$(74.2)	$39.2

	Liability at				Liability at
	December		Reserves		December
	31, 2002	Additions	Utilized	Other	31, 2003
Employee termination	$16.6	$62.8	$(65.8)	$—	$13.6
Write-down of assets	—	40.7	—	(40.7)	—
Integration teams	—	26.1	(26.1)	—	—
Lease exit costs	22.6	59.6	(31.3)	—	50.9
Legal, consulting and other	—	8.5	(8.5)	—	—

	$39.2	$197.7	$(131.7)	$(40.7)	$64.5

Short-term provisions	$17.7	$137.0	$(95.9)	$(40.7)	$18.1
Long-term provisions	21.5	60.7	(35.8)	—	46.4

	$39.2	$197.7	$(131.7)	$(40.7)	$64.5

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Restructuring and Integration of Equant, Global One and SITA Equant network Joint Venture

Following the France Telecom Transactions (see Note 1 for further details), the Company commenced integrating the operations of Equant and Global One and the SITA assets.

Under the terms of the Contribution Agreement between France Telecom and the Company, the two companies agreed to share certain restructuring and integration costs, as set out below:

For a period of two years following June 29, 2001, France Telecom was to reimburse Equant for half the financial costs of employment and termination of the Excess Equant Employees, being the first 2,500 employees of Equant (including employees transferred from SITA to Equant pursuant to the SITA Equant network Joint Venture) or Global One that Equant management identified as not necessary for the long-term operation of Equant.

For a period of two years following June 29, 2001, France Telecom was to reimburse Equant for non-personnel related integration and restructuring costs (the ‘Integration Costs’) with respect to the integration of Equant, Global One and the SITA Equant network Joint Venture, as follows:

•	with respect to the first $240.0 of Integration Costs, each of France Telecom and Equant was to pay half on an equal basis; and,

•	France Telecom was to bear the next $90.0 of Integration Costs.

At December 31, 2001, 2002 and 2003, the amounts due for reimbursement by France Telecom but not yet paid amounted to $79.2, $31.8 and $nil, respectively.

Employee termination costs include severance and contractual benefits determined in accordance with an approved plan, and also the costs for outplacement services, medical and supplemental vacation. In the years ended December 31, 2001, 2002 and 2003, the Company identified 898, 1050 and 606 positions to be eliminated, respectively. The Company anticipates completion of identified terminations early in 2004.

In the year ended December 31, 2002, the Company incurred $21.0 of capital expenditure that was eligible for reimbursement under the Contribution Agreement. The reimbursable amount of $10.5 was deferred within ‘Other non-current liabilities’ and was to be amortized over the life of the related assets. During the year ended December 31, 2003, the Company exceeded the limits on non-personnel integration and restructuring costs and therefore was not reimbursed for integration capital expenditure. As a result the $10.5 deferred within ‘Other non-current liabilities’ was released unused against amounts due for reimbursement from France Telecom (see Note 20).

The Company does not expect to incur further costs to restructure and integrate Equant, Global One and the SITA Equant network Joint Venture, except for the settlement of long-term lease obligations that may be finalized at a different amounts to those already expensed.

Strategic Reorganization

During 2003, the Company announced a change of its strategic focus to put additional resources into its integrated services businesses and at the same time reorganized various internal support functions to make them more efficient.

In the year ended December 31, 2003, 80 people had been notified that they would be made redundant as a result of this process and the Company had accrued $6.1 in respect of these costs. The costs of this reorganization are likely to continue into 2004.

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

As described in Note 1, one of the agreements within the France Telecom Transactions resulted in Equant assuming operational management of the network of the SITA Equant network Joint Venture. As the benefits of this restructuring were expected to accrue principally to Equant’s future operating results, Equant agreed to absorb 100% of the charges recorded before June 29, 2001. The Company recorded within ‘Restructuring and integration’, a restructuring charge of $5.1 in 2001 primarily for severance costs and other costs related to headcount reduction and consolidation of operations.

Costs of restructuring and integrating the SITA Equant network Joint Venture after June 29, 2001 are included under ‘Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture’.

Divisional Reorganization

During the fourth quarter of 2000, the Company initiated a plan to integrate two of its divisions - Equant Network Services and Equant Integration Services - into a single organization. This integration became effective on January 1, 2001. As a result of this reorganization, the Company recorded a charge of $0.4 in 2001.

Other Restructuring and integration

Other restructuring and integration in the year ended December 31, 2001 include costs incurred on advisory fees arising from transactions that were abandoned during the year.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

8. Financial (Charges) / Income

Financial (charges) / income consists of the following:

	Years ended December 31,
	2001	2002	2003
Foreign exchange (loss) / gain (Note 18)	$(6.4)	$8.2	$(22.0)
Early termination of financing arrangements	(2.1)	—	—
Interest income	20.9	7.1	6.7
Interest expense	(30.3)	(2.0)	(6.4)

Total	$(17.9)	$13.3	$(21.7)

The foreign exchange (loss) / gain above arise from the foreign exchange exposures on transactions that were not covered by forward contracts.

During the year ended December 31, 2002, the Company ended its practice of entering into foreign exchange contracts to offset the foreign exchange exposures on certain intercompany foreign currency balances, and instead designated these items as long-term intercompany funding balances. The gains or losses on these instruments were classified in ‘Foreign exchange (loss) / gain’. The unwinding of the contracts in place resulted in a $37.0 cash inflow, which was not matched by a corresponding cash movement on the intercompany balances (see Note 18).

During the year ended December 31, 2001, the Company recognized a charge of $2.1 as a result of early repayment fees and expensing of previously deferred arrangement fees on the outstanding borrowings under the Company’s main credit facility. The early repayment was mandatory on completion of the France Telecom Transactions.

In the years ended December 31, 2001, 2002 and 2003, interest expense included amounts in respect of unwinding the discount on the Radianz commitments (see Note 20) of $0.9, $1.6 and $2.4, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

9. Income Taxes

The income tax charge / (benefit) consists of the following:

	Years ended December 31,
	2001	2002	2003
Current income taxes
The Netherlands	$(11.4)	$(0.1)	$—
Other	23.7	12.0	25.0

Total current	12.3	11.9	25.0
Deferred income taxes
The Netherlands	6.2	—	—
Other	23.1	—	(8.0)

Total deferred	29.3	—	(8.0)

Total tax charge	$41.6	$11.9	$17.0

The source of net loss from continuing operations before minority interests and income taxes for the years ended December 31, 2001, 2002 and 2003, is as follows:

	Years ended December 31,
	2001	2002	2003
The Netherlands	$(54.4)	$64.5	$88.5
Other countries	(290.6)	(641.6)	(427.6)

Net loss from continuing operations before minority interests and income taxes	$(345.0)	$(577.1)	$(339.1)

The tax charge for the year has been reconciled to the standard tax rate applicable in The Netherlands for corporate income. A reconciliation of Equant’s statutory and effective income tax rate for the years ended December 31, 2001, 2002 and 2003, is as follows:

	Years ended December 31,
	2001	2002	2003
Statutory rate applicable in The Netherlands	35.0%	34.5%	34.5%
Jurisdictional differences in tax rates	(15.6)%	(19.3)%	(29.9)%
Goodwill write off and amortization	(0.8)%	(10.7)%	—
Change in valuation allowance	(27.1)%	(9.1)%	(18.5)%
Equity in loss of affiliate	(4.6)%	(1.6)%	(4.1)%
Non-taxable / deductible items and prior year adjustments	2.9%	(1.5)%	1.5%
Valuation adjustment on integration	(12.0)%	—	—
Loss on impairment of investments accounted at cost	(1.3)%	—	—
Transaction-related expenses	0.5%	—	—
Share plan costs	2.9%	—	—
Reimbursement of restructuring costs	8.0%	5.6%	11.5%

Effective tax rate	(12.1)%	(2.1)%	(5.0)%

Jurisdictional differences in the tax rates have an adverse impact on the effective tax rate due to substantial amounts of book loss arising in countries with tax rates lower than the statutory rate applicable in The Netherlands.

Changes in valuation allowances have an adverse effect due to the substantial amounts of tax losses arising which are not recognized for deferred tax purposes.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The deferred tax assets by nature of temporary difference are analyzed as follows:

	At December 31,
	2001	2002	2003
Operating losses carried forward	$374.1	$495.2	$547.0
Other temporary differences	60.1	59.3	86.4

Total deferred tax asset	434.2	554.5	633.4
Less: valuation allowances	(434.2)	(554.5)	(625.4)

Total deferred tax asset, net	$—	$—	$8.0

Valuation allowances are required to be made against deferred tax assets relating to tax losses and other timing differences unless there is a very high degree of probability that taxable profits will arise in the immediate future against which those deferred tax assets will be used.

As at December 31, 2001 and 2002, deferred tax assets were therefore subject to a 100% valuation allowance.

As at December 31, 2003, most of the deferred tax assets shown above are unlikely to be utilized or reversed against taxable profits in 2004 and therefore are subject to full valuation allowance. However there is a strong probability that taxable profits will arise in certain countries and accordingly $8.0 of valuation allowances have been released.

The estimated net operating losses carried forward at December 31, 2003, and their expiration dates are as follows:

	Net operating loss carried forward
	at December 31,
Expiration period	2001	2002	2003
1 to 4 years	$129.1	$117.9	$113.5
5 years or longer	488.6	378.0	585.4
No expiry	890.4	1,413.2	1,802.2

	$1,508.1	$1,909.1	$2,501.1

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

At December 31, 2003, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries as they are not expected to be remitted in the foreseeable future.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

10. Goodwill and Other Intangible Assets

Goodwill and other intangible assets, stated at cost less accumulated amortization, consist of the following:

	At December 31,
	2001	2002	2003
	Net book	Net book		Accumulated	Net book
	value	value	Cost	amortization	value
Goodwill	$177.5	$—	$225.1	$(225.1)	$—
Other intangible assets	2.7	—	2.9	(2.9)	—

	$180.2	$—	$228.0	$(228.0)	$—

The gross book value of Goodwill at December 31, 2001, 2002 and 2003, included amounts of $163.3, $50.5, $9.2 in relation to the acquisition of Radianz, TechForce Inc., and Rhone-Poulenc Telecom S.A., respectively.

Changes in the net book value of goodwill and other intangible assets are as follows:

	Years ended December 31,
	2001	2002	2003
Balance at beginning of the year	$199.2	$180.2	$—
Effect of acquisitions (see Note 5)	2.9	—	—
Additions	—	—	—
Amortization expense	(21.7)	(24.1)	—
Exceptional amortization	—	(154.8)	—
Translation adjustment	(0.2)	(1.3)	—

Balance at end of the year	$180.2	$—	$—

Prior to the exceptional amortization of goodwill in the year ended December 31, 2002, goodwill was amortized over its estimated useful life of seven to ten years. During the year ended December 31, 2002, in light of the continuing trading difficulties in the telecoms market, and significant declines in telecoms valuations, the Company recorded an exceptional amortization charge against the carrying value of all goodwill in accordance with the Company’s stated accounting policies.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

11. Long-lived Assets

Long-lived assets are defined as property, plant and equipment and IRUs. Long-lived assets, stated at cost less accumulated depreciation and amortization, consist of the following:

	At December 31,
	2001	2002	2003
	Net book	Net book		Accumulated	Net book
	value	value	Cost	depr / amort	value
Owned land and buildings	$1.0	$1.2	$2.2	$(0.3)	$1.9
Leasehold improvements	94.8	108.2	243.4	(141.5)	101.9
Network assets (1)	752.2	752.6	2,143.4	(1,508.7)	634.7
Computer equipment	91.3	66.5	334.8	(285.7)	49.1
Office equipment, furniture and motor vehicles	64.9	34.4	107.3	(82.7)	24.6
Assets in course of construction	87.8	64.9	58.1	—	58.1
Software applications	101.3	126.6	372.5	(212.0)	160.5

Property, plant and equipment	1,193.3	1,154.4	3,261.7	(2,230.9)	1,030.8
IRUs	197.2	151.9	208.0	(68.8)	139.2

Total long-lived assets	$1,390.5	$1,306.3	$3,469.7	$(2,299.7)	$1,170.0

(1) Tools, test and demonstration equipment have been included in network assets.

An analysis of the cost and accumulated depreciation and amortization for the years ended December 31, 2001, 2002 and 2003, is set out below:

	At December 31,
	2001	2002	2003
Cost	$2,560.5	$3,032.2	$3,469.7
Accumulated depreciation and amortization	(1,170.0)	(1,725.9)	(2,299.7)

Net book value	$1,390.5	$1,306.3	$1,170.0

Changes in the net book value of long-lived assets are as follows:

	Years ended December 31,
	2001	2002	2003
Balance at beginning of the year	$665.7	$1,390.5	$1,306.3
Additions of property, plant and equipment	346.8	332.3	234.0
Additions to IRUs	75.5	36.9	46.1
Effect of acquistions	708.3	—	—
Write down of assets (1)	(78.7)	(74.2)	(44.6)
Depreciation of property, plant and equipment (1)	(232.8)	(417.2)	(461.0)
Amortization of IRUs (1)	(66.4)	(70.5)	(21.4)
Translation adjustment	(27.9)	108.5	110.6

Balance at end of the year	$1,390.5	$1,306.3	$1,170.0

(1) Prior year amounts have been reclassified for comparative purposes

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

As a result of the continuing difficult economic environment in the telecoms market, a number of IRU providers entered bankruptcy or similar arrangements during 2002. In 2002 the Company recognized $24.1 of accelerated amortization in the carrying value of its IRUs where capacity providers confirmed to the Company that the Company’s rights under the IRUs would not be honored. The Company has placed these assets beyond economic use. This amount has been reclassified from ‘Non recurring charges’ in 2002 for comparative purposes.

Capital Leases

The Company has capital leases on all classes of property, plant and equipment except owned land and buildings and assets in the course of construction.

The net book value of assets under capital leases, excluding SITA assets, are as follows:

	At December 31,
	2001	2002	2003
Cost	$30.7	$32.8	$15.1
Accumulated depreciation	(14.6)	(23.1)	(11.0)

Net book value	$16.1	$9.7	$4.1

Under the terms of Equant’s contractual agreements with SITA, Equant is required to finance all capital expenditures on the network, except for those assets that are to be used solely for SITA’s customers. Furthermore, Equant is responsible for the management of the entire network and approves all network capital spending, however, it does not legally own the SITA LNOs, where some of these assets are deployed. Equant accounts for these expenditures as capital leases. The net book value of SITA assets are as follows:

	At December 31,
	2001	2002	2003
Cost	$243.0	$238.6	$237.2
Accumulated depreciation	(117.1)	(142.9)	(173.7)

Net book value	$125.9	$95.7	$63.5

Operating Leases

The network assets balance includes equipment purchased by the Company which is subsequently leased to customers under operating leases. Income from operating leases is recognized over the term of the lease. Each of these assets is depreciated to the estimated residual value, determined at the lease inception date, on a straight-line basis over a period of time consistent with the economic life of the asset. Although realization is not assured, management believes that it is more likely than not that the estimated residual values will be realized.

The net book value of owned assets, leased to customers under operating leases, are as follows:

	At December 31,
	2001	2002	2003
Cost	$11.9	$12.6	$17.9
Accumulated depreciation	(10.7)	(11.0)	(5.8)

Net book value	$1.2	$1.6	$12.1

Depreciation expense on equipment under operating leases to customers totaled $0.6, $0.4 and $1.6 for the years ended December 31, 2001, 2002 and 2003, respectively. Expenditures for maintenance and repairs are the responsibility of the lessee.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

12. Investments Accounted for Under the Equity Method and at Cost

Investments accounted for under the equity method and at cost, net of provisions for impairment, consist of the following:

	At December 31,
	2001	2002	2003
Investments accounted for under the equity method	$133.6	$101.4	$59.1
Investments accounted for at cost	6.2	5.1	5.1

Total investments	$139.8	$106.5	$64.2

Investments Accounted for Under the Equity Method

On February 3, 2000, Equant announced its participation in a joint venture with Reuters Group PLC (‘Reuters’) forming Radianz Limited (‘Radianz’), a company offering a secure Internet Protocol network to the financial services industry. Radianz is owned 49% by the Company and 51% by Reuters and started operations on July 1, 2000.

Equant contributed $225 in cash, a number of employees, and certain customer contracts. Equant also agreed to provide $125 in services to Radianz over ten years, (see Note 20) and agreed not to pursue new customers in the financial services industry for the provision of extranet network services. Reuters contributed to Radianz network assets and employees responsible for the operations and maintenance of the Reuters internal network. Reuters purchases network services from Radianz. The excess of consideration over Equant’s share of the fair value of the net assets of Radianz at formation was included in ‘Goodwill’ and amortized over ten years. During the year ended December 31, 2002, Equant recognized an exceptional charge against the carrying value of the remaining goodwill in Radianz in accordance with Equant’s stated accounting policy.

Radianz is accounted for under the equity accounting method as management considers Equant’s ability to invoke joint control is not currently achieved because Reuters remains both the dominant supplier and customer of Radianz, and accordingly is in a position to affect significantly the operations of Radianz without the prior approval of Equant.

Included in the accumulated deficit of the Company at December 31, 2002 and 2003, are retained deficits relating to Radianz of $227.9 and $270.2, respectively.

		Year ended December 31,
		2002	2003
Initial investment		$329.3	$329.3
Share of loss	At January 1	(34.8)	(62.1)
	Result for the year	(27.3)	(40.6)

	At December 31	(62.1)	(102.7)
Goodwill Amortization	At January 1	(24.9)	(163.3)
	Result for the year	(138.4)	—

	At December 31	(163.3)	(163.3)
Cumulative foreign currency translation adjustment		(2.5)	(4.2)

Amount included in accumulated deficit		(227.9)	(270.2)

Closing investment		$101.4	$59.1

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The summarized Balance Sheet and Statements of Operations of Radianz for the years ended December 31, 2001, 2002 and 2003 are set out below:

	At December 31,
	2001	2002	2003
Current assets	$308.1	$257.1	$82.8
Non-current assets	155.4	193.4	163.3
Current liabilities	(206.2)	(250.6)	(110.3)
Non-current liabilities	(17.6)	(26.3)	(41.0)

Net assets and shareholders’ equity	$239.7	$173.6	$94.8

	Years ended December 31,
	2001	2002	2003
Net revenues	$421.4	$496.1	$531.3
Operating loss	$(83.0)	$(70.0)	$(89.4)
Net loss	$(69.5)	$(72.2)	$(85.8)
Equant’s share accounted for under the equity method in the year	$(25.3)	$(27.3)	$(40.6)

The Company has made adjustments, where considered significant, to the Radianz financial information to align their basis of preparation to the Company’s French GAAP accounting policies, and to eliminate the Company’s share of the deferred service obligations that Radianz recognizes as an expense (see Note 20).

Investments accounted at Cost

Investments at cost at December 31, 2003, consist of the following:

				Net carrying	Market
	Holding	Cost	Provision	value	value
STSN, Inc.	1.2%	$30.1	$(30.1)	$—	$—
iPass, Inc.	1.5%	5.1	—	5.1	13.7

Total investments		$35.2	$(30.1)	$5.1	$13.7

In 2000, the Company invested $30.1 for a non-controlling interest of 7.1% in STSN, $5.1 for a 5.5% non-controlling interest in iPass and $5.1 for a non-controlling interest of 18.0% in Tripeze. These investments have been written-down to their recoverable amount. In the year ended December 31, 2000, this resulted in an impairment loss of $17.0 related to STSN and $5.1 related to Tripeze. A further amount of $13.1 was provided against the remaining carrying value of STSN in the year ended December 31, 2001. The write-downs are included in the Consolidated Statements of Operations as ‘Loss on impairment of investments accounted for at cost’.

In 2001, the Company’s share of iPass were diluted to 1.8% as a result of equity issues in which the Company did not participate. In 2002, the Company’s shares in STSN and iPass were diluted to 1.2%, and 1.7%, respectively. The Company also purchased marketable securities of $1.1, which were disposed of in 2002 at their net book value.

In 2002, the Company disposed of its investment in Tripeze for $0.3. This gain was recognized as a write back to ‘Loss on impairment of investments accounted for at cost’.

In 2003, iPass was listed on the Nasdaq. The Company’s share of the ordinary shares outstanding reduced to 1.5%, and at December 31, 2003 the market value exceeded the carrying value by $8.6. In accordance with French GAAP this unrealized gain has not been recognized since the investments at cost were neither purchased nor held primarily for trading.

Equant does not control and cannot exercise significant influence on these companies. No dividends were received from these investments in years ended December 31, 2001, 2002 or 2003.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

13. Inventories

Inventories consist of the following:

	At December 31,
	2001	2002	2003
Finished goods for resale	$12.9	$20.1	$27.7
Provision for obsolete and slow-moving inventory	(0.9)	(3.0)	(13.2)

Total inventories, net	$12.0	$17.1	$14.5

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

14. Trade Accounts Receivable

A summary of trade accounts receivable is as follows:

	At December 31,
	2001	2002	2003
Trade accounts receivable from related parties	$688.4	$581.5	$448.3
Trade accounts receivable, other	578.9	422.9	354.6

	$1,267.3	$1,004.4	$802.9

	At December 31,
	2001	2002	2003
Trade accounts receivable	$1,152.7	$857.9	$630.3
Unbilled receivables	227.2	247.5	244.2

Total trade accounts receivable	1,379.9	1,105.4	874.5
Less: provisions against trade accounts receivable	(112.6)	(101.0)	(71.6)

Trade accounts receivable, net	$1,267.3	$1,004.4	$802.9

The majority of unbilled receivables represents revenues earned in the year, not yet invoiced. Such amounts are generally billed in the next month. Accounts receivable are reported net of accrued credit notes to be issued to customers.

The charge for doubtful accounts included in ‘Selling, general and administrative expenses’ totaled $38.5, $28.1 and $0.1 for the years ended December 31, 2001, 2002 and 2003, respectively.

At December 31, 2001, 2002 and 2003, respectively, $nil, $1.9 and $5.3 of trade receivables were due for payment after more than one year.

‘Trade accounts receivable from related parties’ are further described in Note 25 ‘Related party transactions and cost sharing agreement’.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

15. Lease Receivables

Lease receivables consists of the following:

	At December 31,
	2001	2002	2003
Gross finance lease receivables	$41.9	$18.7	$8.7
Unearned income	(2.2)	(0.4)	(0.2)

Net finance lease receivables	39.7	18.3	8.5
Less: current portion	(14.1)	(13.7)	(3.6)

Long-term finance lease receivables	$25.6	$4.6	$4.9

Gross finance lease receivables represent sales-type and direct financing leases of network equipment assets. These receivables have remaining lease terms ranging from one to five years.

Maturities of lease payments due to Equant for equipment on rentals under non-cancelable finance leases at December 31, 2003, are as follows:

2004	$3.6
2005	3.0
2006	1.3
2007	0.5
2008	0.3

Total lease receivables, gross	8.7
Less: Unearned finance charges	(0.2)

Total lease receivables, net	$8.5

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

16. Debt and Borrowing Arrangements

Debt and borrowing arrangements consist of the following:

	At December 31, 2001
	Current	Long-term	Total
	maturity	maturity	maturity
Bank loans and overdrafts	$8.2	$1.0	$9.2
Capital leases	0.6	3.0	3.6

Debt and borrowings	$8.8	$4.0	$12.8

	At December 31, 2002
	Current	Long-term	Total
	maturity	maturity	maturity
Bank loans and overdrafts	$7.0	$—	$7.0
Capital leases	0.5	0.7	1.2

Debt and borrowings	$7.5	$0.7	$8.2

	At December 31, 2003
	Current	Long-term	Total
	maturity	maturity	maturity
Bank loans and overdrafts	$1.0	$—	$1.0
Capital leases	0.3	0.2	0.5

Debt and borrowings	$1.3	$0.2	$1.5

The denominations of bank loans and overdrafts by currency at December 31, 2003 are as follows:

		Interest	Amount of	Amount
	Maturity	rate	facility	drawn down
U.S. Dollar 50 million treasury management agreement			$50.0	$—
Brazilian Real 2.9 million facility	2004	25.90%	1.0	1.0
On demand credit lines, other currencies			30.2	—

			$81.2	$1.0

Bank loans and overdrafts

The carrying value of bank loans and overdrafts, denominated in Brazilian Real and Japanese Yen at December 31, 2001, 2002 and 2003, approximated fair value. The weighted average interest rates charged on bank loans and the overdrafts for the years ended December 31, 2001, 2002 and 2003, were 3.8%, 3.5% and 25.9%, respectively.

As of January 1, 2001, the Company had available a revolving credit facility pursuant to an agreement among Equant, certain of its subsidiaries and a syndicate of fifteen banks named therein, entered into on October 23, 1998. The facility agreement provided a $400 unsecured revolving credit facility. The facility agreement had a final maturity on October 23, 2003. The Company and certain of its subsidiaries were able to borrow funds under the facility agreement. The Company (with certain subsidiaries) guaranteed all amounts borrowed under the facility. The Company had drawn down the full amount under the facility agreement as of January 1, 2001. The interest rate was 37.5 basis points above LIBOR. The facility agreement was fully repaid and terminated as a result of the France Telecom Transactions.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

On January 9, 2001, the Company entered into a $300.0 unsecured revolving credit facility pursuant to an agreement among Equant, certain of its subsidiaries and three banks. The revolving credit facility had a final maturity on January 8, 2002, with an option to convert borrowings or amounts outstanding at maturity into term loans for an additional period of 180 days. With the exception of the margin, which was 75 basis points over LIBOR until June 30, 2001 and 90 basis points over LIBOR thereafter until final maturity, all other terms and conditions were substantially the same as those of the $400.0 revolving credit facility dated October 23, 1998. At June 29, 2001, the Company had drawn down $202.5 of this facility agreement. The facility agreement was fully repaid and terminated as a result of the France Telecom Transactions.

At January 1, 2001, a subsidiary of Equant in France had entered into a $20.0 multi-currency revolving credit and bank guarantee facility available until December 31, 2001. The interest rate applicable to amounts drawn down under the facility was at a variable margin over the applicable inter bank rate. As at January 1, 2001, $17.2 of the facility - mainly denominated in pounds sterling and Euros, was drawn down. The entire amount was repaid in 2001 and the facility was canceled.

On May 2, 2002, the Company entered into a $250.0 revolving credit facility agreement and a $50.0 treasury management agreement with France Telecom. Under the revolving credit facility, France Telecom made available to the Company a maximum of $250.0. Draw downs were available in a variety of currencies during the period June 3, 2002 until September 30, 2003. However no draw downs were made and this facility was not renewed. Under the treasury management agreement, France Telecom has made available to the Company an uncommitted credit facility of $50.0. Interest will be charged at LIBOR plus 40 basis points on the net balance outstanding under the agreement. The agreement is subject to renewal on December 31 each year, and was renewed on December 31, 2003.

Capital Leases

The Company leases certain items of property, plant and equipment under long-term capital leases. At December 31, 2001, 2002 and 2003, the present value of minimum lease payments was $3.6, $1.2 and $0.5, respectively. Future minimum lease payments for assets held under capital lease arrangements at December 31, 2003 are as follows:

2004	$0.3
2005	0.1
2006	0.1

Total minimum lease payments	0.5
Less: amount representing interest	—

Present value of minimum lease payments	0.5
Less: capital lease obligations included in current portion of long-term debt	(0.3)

Long-term capital lease obligations	$0.2

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

17. Employee Benefits

Pension Plans

The Company sponsors various retirement and pension plans including defined benefit and defined contribution schemes that cover the majority of worldwide employees. An analysis of movement on these pension plan provisions is shown below:

	Liability at				Liability at
	December		Reserves		December
	31, 2002	Additions	Utilized	Other	31, 2003
Short-term provisions	$11.2	$1.6	$(5.8)	$(1.8)	$5.2
Long-term provisions	18.3	12.4	(3.2)	(3.0)	24.5

	$29.5	$14.0	$(9.0)	$(4.8)	$29.7

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

Defined Benefit Plans

Plan benefits are primarily based on the employee’s compensation during the last three to five years before retirement and the number of years of service. The three largest defined benefit arrangements at December 31, 2003 were in the United Kingdom, United States and France. The cost to the Company of the defined benefit plans for the years ended December 31, 2001, 2002 and 2003, can be analyzed as follows:

(Cost) / benefit	Years ended December 31,
	2001	2002	2003
Service cost for benefits earned during year	$(8.1)	$(10.2)	$(11.7)
Interest cost on projected benefits	(4.1)	(5.6)	(7.1)
Expected return on plan assets	3.7	5.6	5.6
Recognized actuarial gain/(loss )	—	(0.4)	2.8
Net amortization and deferral	—	(0.7)	(2.0)

Net periodic pension costs	$(8.5)	$(11.3)	$(12.4)

The following assumptions were utilized in determining the funded status of the Company’s defined benefit pension plans:

	Years ended December 31,
	2001	2002	2003
Weighted average discount rate	5.70%	5.52%	5.30%
Weighted average rate of compensation increase	3.30%	3.44%	2.89%
Expected long-term rate of return	8.20%	8.06%	8.03%

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The status of the Company’s post-retirement benefit plans, both funded and unfunded, at December 31, 2001, 2002 and 2003 is reported in the tables below:

	Years ended December 31,
	2001	2002	2003
Benefit obligation at beginning of year	$(34.9)	$(84.4)	$(126.8)
Service cost	(8.1)	(10.2)	(11.7)
Interest cost	(4.1)	(5.6)	(7.1)
Employees’ contributions	(2.4)	(2.8)	(3.1)
Acquisition	(43.1)	(7.8)	—
Actuarial increase/(decrease)	6.0	(10.4)	(14.3)
Benefits paid	3.0	4.2	9.0
Currency translation adjustment	1.9	(9.8)	(16.7)
Plan amendments/curtailments	(2.7)	—	4.5

Actuarial present value of benefit obligation at end of year	$(84.4)	$(126.8)	$(166.2)

The increase in the benefit obligation and the net periodic pension cost for the fiscal year ending December 31, 2003 is mainly attributable to adverse currency movements and a change in actuarial assumptions.

	Years ended December 31,
	2001	2002	2003
Fair value of plan assets at beginning of year	$28.7	$58.5	$66.1
Actual return on plan assets	(6.1)	(7.4)	13.3
Employer’s contributions	5.4	10.7	16.8
Employees’ contributions	2.4	2.8	3.1
Acquisition	29.6	0.1	—
Benefits paid	(3.0)	(4.2)	(9.0)
Currency translation adjustment	1.5	5.6	8.4

Fair value of plan assets at end of year	$58.5	$66.1	$98.7

The funded status of the defined benefit plans and amounts recognized in the Consolidated Balance Sheets consist of the following:

	At December 31,
	2001	2002	2003
Funded status	$(25.9)	$(60.7)	$(67.5)
Unrecognized net asset	—	(0.3)	(0.3)
Unamortized prior service cost	2.2	2.3	1.6
Unrecognized net actuarial loss	14.0	32.2	36.7

Net defined benefit pension accrued liability	$(9.7)	$(26.5)	$(29.5)

In the year ended December 31, 2003, the return on plan assets exceeded the assumptions used by the actuaries. However, in previous years there was a shortfall in performance. The difference between the minimum liability (which differs from the total benefit obligation) and the funded status has not been recognized in the balance sheet, and will be recognized in the income statement over the expected service lives of employees. The amounts not recognized amounted to $3.9, $12.3 and $7.2 at December 31, 2001, 2002 and 2003, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Compensation of the Members of the Supervisory Board and Management Board

The aggregate amount of compensation paid to members of the Supervisory Board of the Company, as a result of their position on that Board and excluding reimbursement of expenses incidental to their attendance at such Board meetings, amounted to $0.5, $0.3 and $0.3 in the years ended December 31, 2001, 2002 and 2003, respectively.

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

18. Financial Instruments

Derivative Financial Instrument Risk

The Company uses derivative financial instruments to reduce exposures to market risks resulting from fluctuations in interest rates and foreign exchange. The Company does not enter into financial instruments for trading or speculative purposes.

The Company has a policy of only entering into contracts with financial institutions that have at least an ‘A’ (or equivalent) credit rating. The Company does not have significant exposure to any one financial institution. Management believes that the risk of a loss arising due to failure of a counterparty to honor its contract is remote and in any event would be immaterial.

Interest Rate Risk Management

At December 31, 2001, 2002 and 2003, the Company had no interest rate derivative instruments outstanding.

The Company is not exposed to material interest rate risks as the Company has no material borrowing requirements, and amounts on deposit and on loan to France Telecom and third parties bear interest at market rates (Note 25).

Exchange Risk Management

The Company enters into forward exchange contracts maturing within one year to offset foreign exchange exposures on certain costs and revenues that are denominated in foreign currencies. Realized and unrealized gains and losses are recorded within the Consolidated Statements of Operations are set out below:

	Years ended December 31,
	2001	2002	2003
Foreign exchange (loss) / gain	$(6.4)	$8.2	$(22.0)

The Company had forward exchange contracts outstanding at December 31, 2001, 2002 and 2003, in various currencies, principally against U.S. dollars. The Company has recognized the net unrealized losses in its accounts. Gains and losses, based on dealer-quoted prices, from marking these contracts to market are as follows:

		Impact of marking
	Notional	contracts to market
	amounts	Gains	Losses
Forward exchange contracts at December 31, 2001	$187.8	$1.6	$(0.5)
Forward exchange contracts at December 31, 2002	$227.0	$—	$(3.8)
Forward exchange contracts at December 31, 2003	$265.7	$1.3	$(9.5)

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The estimated fair values of the Company’s financial instruments at December 31, 2001, 2002 and 2003, are as follows:

	At December 31, 2001		At December 31, 2002		At December 31, 2003
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
Non-derivatives
Long-term lease receivables (Note 15)	$25.6	$25.6	$4.6	$4.6	$4.9	$4.9
Long-term debt and borrowings (Note 16)	$(4.0)	$(4.0)	$(0.7)	$(0.7)	$(0.2)	$(0.2)
Derivatives
Forward exchange contracts	$1.1	$1.1	$(3.8)	$(3.8)	$(8.2)	$(8.2)

Accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at cost which approximates fair value due to the short-term maturity of these instruments.

Concentration of Credit Risk

The Company invests its excess cash with France Telecom under a centralized cash management program and with major banks throughout the world. When making investments with banks, the Company has a policy that they must have at least an ‘A’ ,or equivalent, credit rating. These deposits generally mature within three months and, to date, the Company has not incurred any related losses. Cash deposits held with France Telecom are further described in ‘Related party transactions and cost sharing agreement’, Note 25.

Concentrations of credit risk, excluding related parties, with respect to trade receivables are limited due to the large number of independent customers comprising the Company’s customer base. Accounts receivable due from related parties are further described in Note 25. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management’s expectations.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

19. Provisions for Liabilities and Charges

Provisions for liabilities and charges consist of the following:

	At December 31, 2001
	Short-term	Long-term	Total
Pension and retirement	$7.2	$6.9	$14.1
Restructuring and integration	11.2	22.6	33.8
Share plans	—	0.1	0.1

	$18.4	$29.6	$48.0

	At December 31, 2002
	Short-term	Long-term	Total
Pension and retirement	$11.2	$18.3	$29.5
Restructuring and integration	17.7	21.5	39.2

	$28.9	$39.8	$68.7

	At December 31, 2003
	Short-term	Long-term	Total
Pension and retirement	$5.2	$24.5	$29.7
Restructuring and integration	18.1	46.4	64.5

	$23.3	$70.9	$94.2

Movement on pension and retirement and restructuring and integration provisions are shown in Notes 17 and 7, respectively.

Long-term provisions related to pension and retirement provisions are released over the expected service lives of employees, which are greater than twelve months. Long-term provisions related to restructuring and integration will be utilized in line with lease payments, which are typically greater than twelve months.

20. Other Non-current Liabilities

Other non-current liabilities consist of the following:

	At December 31,
	2001	2002	2003
Radianz commitments (Notes 8, 12, 24 and 25)	$59.7	$51.2	$41.8
Long-term deferred revenues	15.7	13.1	27.9
Other non-current liabilities	26.4	19.6	0.4

	$101.8	$83.9	$70.1

Long-term deferred revenue arises from invoicing of customers for certain services that have not been earned at the start of multi-year contracts.

Radianz commitments represent discounted onerous contract liabilities entered into at the formation of Radianz. These onerous contract liabilities initially amounted to an obligation to provide $125 in services over a ten year period from June 2001. In addition to the Non-current liabilities set out above, $12.5, $10.1 and $9.5 are included within ‘Other current liabilities’ at December 31, 2001, 2002 and 2003, respectively.

At December 31, 2002, $10.5 of other non-current liabilities represented deferred reimbursement of restructuring and integration capital expenditure that was released against a receivable from France Telecom (see Note 7).

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

21. Minority interests

Changes in minority interests are as follows:

	Years ended December 31,
	2001	2002	2003
Balance at beginning of the year	$0.4	$0.4	$0.7
Charge for the year	0.6	0.7	0.1
Other changes	(0.6)	(0.4)	(0.3)

Balance at end of the year	$0.4	$0.7	$0.5

During the year ended December 31, 2003, the Company purchased the outstanding minority interest of entities in Egypt and Russia. No goodwill arose on the purchase of the outstanding minority interests.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

22. Shareholders’ Equity

Authorized Share Capital

The composition of authorized and issued share capital as at December 31, 2003 is as follows:

	Nominal value per			Issued and fully paid
	share	Number of shares		share capital

	Euro	Authorized	Issued	Euro ’000	U.S.$ ’000

Ordinary shares	0.01	989,000,000	282,813,764	2,828	3,258
Convertible preference shares	0.01	11,000,000	10,000,000	100	85

During the year ended December 31, 2001, the composition of the share capital was changed as follows: the denomination of the share capital was changed to Euros resulting in Ordinary shares with a nominal value of NLG 0.02 being converted to shares with a nominal value of Euro 0.01; the Company increased the authorized share capital by 469 million ordinary shares and eleven million preference shares; and the Company issued 80,617,348 ordinary shares and ten million convertible preference shares to Atlas as a part of the France Telecom Transactions. On June 29, 2006, the fifth anniversary of their issue, each preference share will automatically convert into one ordinary share. In the event that the Company declares a dividend on the ordinary shares, the holders of preference shareholders are entitled to receive a number of newly issued preference shares equal to 0.045 times the number of preference shares held.

The Company issued 528,246, 4,908 and 104,707 ordinary shares relating to the exercising of options and restricted shares during the years ended December 31, 2001, 2002 and 2003, respectively.

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

23. Stock-based Compensation

Amounts Expensed

The Company will pay social security contributions and other charges related to the share awards and share option plans in the years in which the awards vest or the options are exercised. These charges will depend on various factors, including the employees’ tax jurisdiction, local laws in these countries and the share price at the time of vesting. The Company accrues the cost of the social charges over the period between the dates of granting and vesting of the options and awards based on estimates of the likely payments.

Charges/(income) in relation to the stock-based compensation are set out below:

	Years ended December 31,

	2001	2002	2003

Social charges	$(9.0)	$(9.9)	$—
Option buyback	1.9	—	—

	$(7.1)	$(9.9)	$—

In the year ended December 31, 2002, the Company received $9.8 from the settlement of litigation in regard to social charges and also released of a $0.1 surplus provision. Income is recognized when the estimated social charge liability reduces as a result of a decline in the estimated fair value of the options and share awards.

Employee Share Award Plan

Under the terms of an agreement between SITA and the Company, 850,000 certificates in the SITA Foundation (which was, until the France Telecom Transactions, the largest holder of ordinary shares in the Company), were transferred to an Employee Trust for the benefit of eligible employees of SITA, the SITA Equant network Joint Venture, the Company and its respective subsidiary companies (the ‘Participating Employers’). Each certificate represented the right to obtain twenty Equant ordinary shares. The independent trustees of the Employee Trust were empowered to use these certificates for the granting of ordinary and discretionary awards of certificates.

All permanent employees who work on a full-time or part-time basis are eligible to participate, subject to being employed by one of the participating employers on the eligibility date. The award of certificates to eligible employees is free of charge. The number of shares included in ordinary awards to each eligible employee is calculated as a proportion of their annual salary to the total annual salary cost of all participating employers at each award date. The selection of participants and the number of shares for the grant of discretionary awards is discretionary.

One third of the shares granted vest to the employees on each twelve month anniversary of the date of the grant, unless this vesting period is reduced by the trustees of the Employee Trust. The award of shares to eligible employees is free of charge.

As a result of the France Telecom Transactions, 18.7 million Equant shares representing the unvested awards at the date of the France Telecom Transactions, were sold by the SITA Foundation, on behalf of the Employee Trust, to France Telecom in exchange for 8.5 million France Telecom shares. On November 15, 2001, as a result of the closing of the France Telecom Transactions, Equant and SITA established their own company-specific employee trusts to govern the disposition of all awards granted after November 30, 1998.

The Equant Employee Trust retains the right to the first U.S.$8.556 per Discretionary France Telecom share or the first U.S.$3.889 per Discretionary Equant share. There have been no awards granted since December 31, 2001.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The assets of the Equant Employee Trust, which are held for the benefit of eligible employees, consist of the following:

	At December 31,

	2002	2003

France Telecom shares (number)	568,586	137,260
Equant shares (number)	36,116	—
Cash	$4.9	$6.7

In the year ended December 31, 2003, the Company paid out surplus cash of $3.6, held by the Equant Employee Trust, to permanent employees who had previously exercised Discretionary Awards. These payments were accounted for by the Company as a bonus expense, as part of ‘Salaries and wages’.

The movement in the number of unvested France Telecom share awards are set out in the table below:

Number of
shares

At December 31, 2001	36,443
Transfer of SITA LNO employees	42,978
Shares vested during the year	—

At December 31, 2002	79,421
Transfer of SITA LNO employees	—
Shares vested during the year	—
Shares lapsed during the year	(2,652)

At December 31, 2003	76,769

Share Option Plan

The Company has a Share Option Plan (the ‘Option Plan’) that enables the Company to grant options and restricted share awards covering up to 5% of its shares outstanding. As of December 31, 2003, the Company had granted options and awards under the option plan, less forfeitures, covering 8,463,393 shares or 2.9% of the Company’s outstanding shares. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of the Company’s shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of LNO groups that SITA transfers to the Company or of any business the Company acquires, the exercise price for options granted is generally set during a specific period. In certain circumstances the exercise price may be specified within the terms of the hiring agreement for a newly hired employee.

On March 27, 2002, the Company awarded 25,000 options on restricted shares to a member of the management team. These awards are included in the total granted options and awards described above.

During the year ended December 31, 2003, the company issued 104,707 shares relating to the exercise of 33,340 options and grant of 71,367 restricted shares.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The table below provides details of unexercised options granted and weighted average exercise prices as of December 31, 2001, 2002 and 2003:

			Weighted
			Average
	Number of		Exercise
	shares		Price

Unexercised options granted – December 31, 2000	4,598,694	U.S.$	49.35
Options granted
At exercise price range of U.S.$nil to U.S.$50.00	233,809		15.58
Options exercised	(528,246)		0.06
Options forfeited
At exercise price range of U.S.$nil to U.S.$50.00	(160,746)		26.11
At exercise price range of U.S.$50.01 to U.S.$100.00	(981,753)		90.09
At exercise price range of U.S.$100.01 to U.S.$150.00	(32,961)		106.51

Total options forfeited in year	(1,175,460)		81.80

Unexercised options granted – December 31, 2001	3,128,797	U.S.$	42.96

Options granted
At exercise price range of U.S.$nil to U.S.$50.00	6,512,698		13.49
Options exercised	(4,908)		—
Options forfeited
At exercise price range of U.S.$nil to U.S.$50.00	(899,284)		32.72
At exercise price range of U.S.$50.01 to U.S.$100.00	(79,697)		85.10
At exercise price range of U.S.$100.01 to U.S.$150.00	(1,964)		107.78

Total options forfeited in year	(980,945)		37.13

Unexercised options granted – December 31, 2002	8,655,642	U.S.$	21.47

Options granted
At exercise price range of U.S.$nil to U.S.$50.00	285,974		6.52
Options exercised	(33,340)		3.64
Options forfeited
At exercise price range of U.S.$nil to U.S.$50.00	(1,036,384)		23.82
At exercise price range of U.S.$50.01 to U.S.$100.00	(55,825)		84.73
At exercise price range of U.S.$100.01 to U.S.$150.00	(677)		102.13

Total options forfeited in year	(1,092,886)		26.98

Unexercised options granted – December 31, 2003	7,815,390	U.S.$	20.23

The exercise dates of the number of options outstanding at December 31, 2003 are as follows:

At December 31, 2003	3,092,563
2004	345,841
2005	1,950,736
2006	2,015,372
2007	410,878

7,815,390

Of the options exercised in the year ended December 31, 2002, 4,908 related to the early vesting of restricted shares. During the year ended December 31, 2003, 33,340 options were exercised.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

24. Contingent Liabilities and Commitments

Set out below is a summary of contingent liabilities and commitments at December 31, 2003:

	Timing of obligation / commercial commitment

	Note	Less than	One to five	More than
	reference	one year	years	five years	Total

Contractual commitments
Bank loans and overdrafts	16	$1.0	$—	$—	$1.0
Capital lease commitments	16	0.3	0.2	—	0.5
Operating lease commitments	24	454.5	533.3	176.9	1,164.7
Irrevocable purchase commitments	24	16.6	—	—	16.6
Commitments to SITA in respect of the network	25	—	—	—	—

		$472.4	$533.5	$176.9	$1,182.8

Other commercial commitments
Credit lines	16	$81.2	$—	$—	$81.2
Guarantees	24	181.6	—	—	181.6
Defined benefit schemes	17	—	—	67.5	67.5
Radianz commitments	12,25	12.5	50.0	18.8	81.3
Other commercial commitments	na	72.6	10.1	—	82.7

		$347.9	$60.1	$86.3	$494.3

Radianz commitments shown in the table above represent the undiscounted future obligations. The present value of these obligations is held in ‘Other non-current liabilities’ in the balance sheet (see Note 20).

Credit lines shown in the table above represent total facilities available, which have been partially utilized (see Note 16).

Operating Lease Commitments

Operating lease expense consists of the following:

	Years ended December 31,

	2001	2002	2003

Office space, equipment and motor vehicles	$101.9	$156.9	$117.1
Circuits and IRU operating and maintenance contracts	926.0	1,001.6	854.6

	$1,027.9	$1,158.5	$971.7

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

At December 31, 2003, the approximate future minimum lease payments under non-cancelable operating leases are as follows:

	Office space,	IRU operating and
	equipment and	maintenance	Circuit
	motor vehicles	commitments	leases	Total

2004	$126.7	$8.1	$319.7	$454.5
2005	90.7	8.1	125.0	223.8
2006	78.5	7.7	105.3	191.5
2007	57.8	7.7	4.6	70.1
2008	40.2	7.7	—	47.9
2009 and thereafter	141.3	35.6	—	176.9

	$535.2	$74.9	$554.6	$1,164.7

Access circuit leases which account for over 60% of circuit lease expense, are usually entered into solely to support specific customer contracts and therefore the financial risks associated with these leases are specifically mitigated by offsetting revenues from the customer contracts. Furthermore, historically the Company has been able to exchange access circuit leases for alternative routes with the same supplier without incurring penalties. The financial risks associated with the IRU commitments and other circuit leases are expected to be offset by long-term customer contracts for at least the next three years. Of the gross IRU and maintenance commitments shown above, $25.6 are included on the balance sheet at December 31, 2003, in Provisions relating to IRUs that the company has placed beyond economic use, but still has operating and maintenance obligations to pay to suppliers.

Of the Company’s total Cash and cash equivalents at December 31, 2001, 2002 and 2003, $0.3, $3.5 and $4.3, respectively, related to restricted cash. These amounts relate primarily to commitments provided to third parties for facilities rental agreements.

Irrevocable purchase commitments

In the ordinary course of business the Company enters into purchase contracts with network equipment manufacturers and into supply contracts with other suppliers. Management believes that there is no significant risk of financial loss from these contracts.

The Company has entered into commitments lasting over one year to purchase IRUs that will result in payments by the Company of $16.6 in the year ended December 31, 2004. These commitments are purchase commitments with France Telecom.

As part of an outsourcing contract entered into during the year ended December 31, 2003, the Company has committed to purchase, in 2004, approximately $10.0 of network assets.

Defined Benefit Pension Schemes

As described in Note 17, the Company sponsors defined benefit pension schemes in a number of countries. At December 31, 2001, 2002 and 2003, the present value of the Company’s obligations exceeded the fair value of plan assets by $25.9, $60.7 and $67.5, respectively. Of this amount $9.7, $26.5 and $29.5 is included in the balance sheet at December 31, 2001, 2002 and 2003, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Other Commercial Commitments and Contingent Liabilities

The Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management does not believe that there are currently any asserted or unasserted claims that will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The agreement with Radianz obligated the Company to migrate portions of the Radianz backbone network onto the Company’s own network by July 2003. The Company has agreed to deliver cost savings on the operation of the migrated network. The Company is required to compensate Radianz if the cost saving targets are not met. It is not possible to quantify this contingent liability. The Company is in negotiation with Reuters and Radianz regarding the technical requirements of the Reuters applications as these applications prevent this cost saving commitment being achieved.

The Company and its subsidiaries have provided guarantees to non-consolidated entities, totaling $181.6 at December 31, 2003. The majority of this guarantee is in respect of operating lease commitments.

Management considers, to the best of its current knowledge, that there are no existing commitments likely to have a significant impact on the current or future financial situation of the Company other than those listed above.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

25. Related Party Transactions and Cost Sharing Agreement

The company considers SITA, Radianz, and members of the France Telecom group as related parties. Key trading transactions with these parties are set out below:

		Years ended December 31,

		2001	2002	2003

Revenues	SITA	$654.0	$714.0	$641.0
	Radianz	85.2	109.4	88.6
	France Telecom	134.7	296.3	372.0

		$873.9	$1,119.7	$1,101.6
Cost of sales	SITA	$512.8	$475.2	$233.9
	France Telecom	194.8	221.2	172.0

		$707.6	$696.4	$405.9

		At December 31,

		2001	2002	2003

Accounts Receivable	SITA	$297.4	$188.0	$183.5
	Radianz	67.0	37.0	10.9
	France Telecom	324.0	356.5	253.9

		$688.4	$581.5	$448.3
Accounts Payable	SITA	$235.9	$109.6	$72.0
	Radianz	—	—	5.8
	France Telecom	215.5	235.0	202.8

		$451.4	$344.6	$280.6

SITA and SITA Equant network Joint Venture

As of January 1, 2001, the Company held a 50% interest in the SITA Equant network Joint Venture (the ‘Joint Venture’), a co-operative registered in Belgium, in which SITA, also registered in Belgium, held the remaining 50% interest. Under a separate agreement, the Company and SITA shared the costs of the jointly owned and operated telecommunications network according to an agreed formula linked to network usage, or by negotiated agreement. The cost sharing arrangement was applied from January 1, 1996 to June 29, 2001. Under the agreement, the Company funded future expansion of this common network on the basis of an annual jointly agreed budget. SITA provided various services to the Company, which included the provision of technical services, equipment purchases, secondment of staff and provision of office space. Joint Venture network costs included network circuits and the related costs, and also certain central services. The Company’s non-Joint Venture costs included access circuits, the costs of customer premises equipment, selling costs and general and administrative costs. For the period ended June 29, 2001, the Company’s total network cost was $187, of which $168 was the Company’s share of the Joint Venture network costs.

As a result of the France Telecom Transactions, Equant and SITA terminated the existing SITA Equant network Joint Venture and replaced it with a series of new agreements (see Note 1). The resultant relationship is one where Equant assumed full operational control and management of the network and now provides telecommunications services to SITA to support the air transport community.

Under these revised agreements that came into effect on June 29, 2001, the Company is responsible for operating and managing the network. However, in certain countries SITA continues to operate the network locally. The Company is charged all the costs of operating in such countries by SITA. SITA will continue to operate locally in certain countries until the Company can assume full legal ownership of all of the local network assets. The Company will assume legal ownership as soon as it becomes possible in each of the affected countries (see Note 5). The Company invoices SITA for use of the Company’s global network. For the period from July 1, 2001 to June 30, 2003, the invoicing to SITA was subject to minimum revenue commitments.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Radianz and Reuters

As described in Note 12, on February 3, 2000, the Company set up a joint venture with Reuters called Radianz. Equant contributed approximately $225 in cash at the incorporation of the joint venture, in June 2000. In addition, Equant has agreed to provide approximately $125 in services to Radianz over a period of up to ten years, of which $12.5 were provided during each of the years ended December 2001, 2002 and 2003, respectively. The net present value of the outstanding commitment, included in Other liabilities is as follows:

	At December 31,

	2001	2002	2003

Falling due within twelve months	$12.5	$10.1	$9.5
Falling due after twelve months (Note 20)	59.7	51.2	41.8

	$72.2	$61.3	$51.3

The Company is charged by Reuters for costs it bills on to Radianz that relate to the costs of network capacity which has yet to be migrated over to the company’s network. These amounted to $45.6, $60.4, and $25.5 during the years ended December 2001, 2002 and 2003, respectively.

France Telecom

Following the France Telecom Transactions the Company received reimbursement for restructuring and integration expenses (see Note 7). The Company also has trading transactions with France Telecom. During the year ended December 31, 2003, these were as follows:

	Income		Expense

	Amount	Classification	Amount		Classification
Equant sales to France Telecom	$372.0	Revenue	-Not applicable-
France Telecom sales to Equant	-Not applicable-			$172.0	Cost of Services
Ancillary support services with respect to the network	$47.0	Other income	-Not applicable-
Switched voice services	$95.4	Other income	-Not applicable-
Pre-paid & Post-paid calling cards & voice carrier services	$4.6	Cost of Services	$	-Not applicable-

Commercial Relationships between the Company and France Telecom with Respect to End User Customers and the Network

On June 29, 2001, the Company and France Telecom, through its France-based subsidiary, Transpac S.A. (‘Transpac’), entered into numerous agreements, three of which (Umbrella, Affiliation and Reseller) together govern the commercial relationship between the Company and France Telecom in France. These agreements establish the terms and conditions that govern the joint business planning and monitoring process between the Company and Transpac as well as the sale and support of each other’s products and services (except voice carrier and calling card services) in their respective markets. Transpac agreed to a minimum revenue guarantee to the Company of $185 for 2003. Revenues from these sales will be included in revenues as accrued. For 2004 and subsequent years the minimum revenue guarantees will be negotiated between the parties. Various ancillary agreements establish the terms and conditions for support services including trademark licensing and product development. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of the Company’s outstanding shares.

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

Ancillary support services with Respect to the Network

The Company may also supply ancillary support services on a cost recovery basis. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of the Company’s outstanding shares. Reimbursement for these ancillary support services is included within ‘Other operating income’.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Switched Voice Services

The Company and France Telecom have agreed to transfer the operation, management and financial responsibility for the Company’s switched voice business and switched voice platform (most of which was acquired in the merger with Global One) to France Telecom. The Company and France Telecom have planning and financial arrangements in place to ensure that the switched voice business does not materially affect the Company’s profitability. The Company expects to migrate gradually its voice business to a voice over IP platform by the end of 2005. Reimbursements from France Telecom in relation to these arrangements for voice services are shown within ‘Other operating income’.

Calling Cards and Voice Carrier Services

The Company acts as France Telecom’s agent on a limited risk basis for its pre-paid and post-paid calling cards in various countries. The Company is also the distributor for France Telecom’s voice carrier business outside France. In light of this limited risk to the Company of providing these services, the Company earns a fee of 0.5%. The amounts invoiced are passed through to France Telecom less the Company’s fees. In view of the limited risk the revenues from this activity of $51.3, $65.3 and $4.6 for the years ended December 31, 2001, 2002 and 2003, respectively, are netted against costs. Both of these commercial relationships derive from distribution agreements originally executed by France Telecom and Global One. The Company has agreed with France Telecom to continue servicing the calling cards and voice carrier services businesses.

Cash on deposit and loans with France Telecom

At December 31, 2001, 2002 and 2003, respectively, the Company had deposited $237.5, $307.8 and $138.2, of surplus funds with France Telecom under a centralized cash management program. Amounts on deposit are repayable on demand by the Company. Additionally, the Company has placed $150.0 on short-term loan with France Telecom. This loan is unsecured and repayable in July 2004.

Funds on deposit and on short-term loan bear interest at market rates. Interest earned on amounts on deposit with France Telecom totaled $5.6, $3.8 and $3.2 in the years ended December 31, 2001, 2002 and 2003, respectively.

Other Related Party Transactions

Included in ‘Accounts receivable’ at December 31, 2001, was a receivable from a former Management Board member of $0.4 due to taxes paid on his behalf following his departure from the Company ($nil at December 31, 2002).

In 2002, the Company generated revenue from iPass, Tripeze and STSN of $4.1, $nil and $0.5, respectively. Accounts receivable from these companies at December 31, 2002 were $nil, $nil and $0.3, respectively.

In 2003, the Company generated revenue from iPass and STSN of $4.5 and $nil, respectively. Accounts receivable from these companies at December 31, 2003 were $0.4 and $nil, respectively. Tripeze was sold during 2002 (see Note 12).

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

26. Segmental Information

The Company has reorganized its business according to function and specialization, rather than geographic or divisional reporting lines, and as a result the Company has a single reportable segment, although revenues continue to be measured by lines of business.

Revenues by Lines of Business

	Years ended December 31,
	2001	2002	2003
Network Services	$1,258.5	$1,567.1	$1,607.1
Integration Services	447.1	453.4	476.6
Other services	142.3	238.9	224.2
SITA contract	542.8	713.7	641.0

	$2,390.7	$2,973.1	$2,948.9

Revenues Split Between Products and Services

	Years ended December 31,
	2001	2002	2003
Services revenues	$2,249.4	$2,838.0	$2,779.6
Product revenues	141.3	135.1	169.3

	$2,390.7	$2,973.1	$2,948.9

Geographic Information

The following table presents revenue by country, based on country of invoice origin, and long-lived assets by country, based on the location of the assets:

		The	United	United	Other
	Ireland	Netherlands	States	Kingdom	countries	Total
December 31, 2003
Revenues from external customers	$1,094.5	$16.0	$549.5	$596.8	$692.1	$2,948.9
Long-lived assets	$28.3	$88.2	$249.4	$137.1	$667.0	$1,170.0
December 31, 2002
Revenues from external customers	$1,079.7	$20.6	$608.0	$576.5	$688.3	$2,973.1
Long-lived assets	$4.6	$92.5	$262.6	$157.9	$788.7	$1,306.3
December 31, 2001
Revenues from external customers	$573.0	$52.7	$636.5	$609.8	$518.7	$2,390.7
Long-lived assets	$12.3	$152.6	$339.4	$183.2	$703.0	$1,390.5

The Company invoices a number of global customers, including SITA, from a legal entity in Ireland.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Reliance on Major Customers

The following table presents sales of services and products to customers that contribute over 10% of revenues:

		France
	SITA	Telecom(1)	Other	Total
December 31, 2003	$641.0	$372.0	$1,935.9	$2,948.9
As a percentage of total revenues	21.7%	12.6%	65.7%
December 31, 2002	$714.0	$296.3	$1,962.8	$2,973.1
As a percentage of total revenues	24.0%	10.0%	66.0%
December 31, 2001	$654.0	$134.7	$1,602.0	$2,390.7
As a percentage of total revenues	27.4%	5.6%	67.0%

(1)   France Telecom revenues in 2001 are for the period from June 29 to December 31, 2001

27. Subsequent Events

There have been no events subsequent to December 31, 2003, which require disclosure in these Consolidated Financial Statements.

28. Publicly Available Financial Information

The Company files an annual report with the Securities and Exchange Commission in the United States on form 20-F. This filing includes a reconciliation to accounting principles generally accepted in the United States. A copy of this document can be obtained from the Company’s website, ‘www.equant.com’.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

29. List of Subsidiaries and Affiliates

The main changes in the scope of consolidation in 2003 are stated in Note 5. The subsidiaries and affiliates of the Company at December 31, 2003 are stated below:

Fully Consolidated Subsidiaries

Country	Name of Company	Control	Interest
Argentina	Equant Argentina S.A.	100%	100%
Armenia	Equant Armenia LLC.	100%	100%
Australia	Equant Australia Pty. Ltd.	100%	100%
Australia	Equant Services Australia Pty. Ltd.	100%	100%
Austria	Equant Austria Telekommunikations Dienste GmbH.	100%	100%
Belarussia	Equant Ltd.	100%	100%
Belgium	Equant Belgium S.A.	100%	100%
Bermuda	Equant (Bermuda) Ltd.	100%	100%
Bermuda	Equant (Bermuda) II Ltd.	100%	100%
Brazil	Equant Holding Brasil Ltda.	100%	100%
Brazil	Equant Brasil Ltda.	100%	100%
Brazil	Equant Services Brasil Ltda.	100%	100%
British West Indies	Equant Proton Holdings Ltd.	100%	100%
Bulgaria	Equant Bulgaria Ltd.	100%	100%
Canada	Equant Canada, Inc.	100%	100%
Chile	Equant Chile S.A.	100%	100%
China	Equant Telecommunications Technology (Beijing) Ltd.	100%	100%
Colombia	Equant Colombia S.A.	100%	100%
Cyprus	Equant Telecommunications Cyprus Ltd.	100%	100%
Czech Republic	Equant Czech Republic s.r.o.	100%	100%
Denmark	Equant Denmark A/S	100%	100%
Egypt	Equant Egypt	100%	100%
El Salvador	Equant El Salvador, S.A. de C.V.	100%	100%
Estonia	Equant Eesti OU.	100%	100%
Finland	Equant Finland OY.	100%	100%
France	Equant S.A.	100%	100%
France	Equant Holdings France S.A.S.	100%	100%
France	Equant France S.A.	100%	100%
Georgia	Equant Georgia Ltd.	100%	100%
Germany	Equant Deutschland GmbH.	100%	100%
Ghana	Equant Ghana Ltd.	100%	100%
Gibraltar	Equant Gibraltar Ltd.	100%	100%
Greece	Equant Communications Hellas S.A.	100%	100%
Guam	Equant Guam LLC	100%	100%
Guatemala	Equant S.A.	100%	100%
Honduras	Equant Honduras S.A.	100%	100%
Hong Kong	Equant Hong Kong Ltd.	100%	100%
Hungary	Equant Hungary Telecommunications Services Ltd.	100%	100%
Iceland	Equant Iceland Ehf	100%	100%
India	Global One Private (India) Ltd.	100%	99.99%
Ireland	Equant Network Services International Ltd.	100%	100%

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Country	Name of Company	Control	Interest
Ireland	Equant Network Systems Ltd.	100%	100%
Ireland	Global One Communications Limited	100%	100%
Israel	Equant Israel Ltd.	100%	100%
Italy	Equant Italy SpA.	100%	100%
Ivory Coast	Equant Ivory Coast S.A.	100%	100%
Japan	Equant Japan Co. Ltd.	100%	100%
Kazakstan	Equant Kazakstan Ltd.	100%	100%
Korea	Equant Global One Korea Ltd.	100%	100%
Krgyzstan	Equant Krgyz Ltd.	100%	100%
Latvia	Equant Latvia Ltd.	100%	100%
Lithuania	Equant Lithuania Ltd.	100%	100%
Luxembourg	Equant S.A.	100%	100%
Malaysia	Equant Services (Malaysia) Sdn. Bhd.	100%	100%
Malaysia	Equant Malaysia Sdn. Bhd.	100%	100%
Mauritius	Equant Mauritius Holdings Ltd.	100%	100%
Mauritius	Equant (Mauritius) Services Ltd.	100%	100%
Mexico	Equant S.A. de C.V.	100%	100%
Mexico	Equant Mexico S.A. de C.V.	100%	100%
Mexico	Equant Holding Mexico S.A. de C.V.	100%	100%
Mexico	Equant Operations Mexico S.A. de C.V.	100%	100%
Mexico	Equant Services Mexico, S.A. de C.V.	100%	100%
Morocco	Equant Morocco Inc.	100%	100%
The Netherlands	Equant Finance B.V.	100%	100%
The Netherlands	EGN B.V.	100%	100%
The Netherlands	Equant European Networks B.V.	100%	100%
The Netherlands	Equant Netherlands B.V.	100%	100%
New Zealand	Equant New Zealand Ltd.	100%	100%
Nicaragua	Equant Nicaragua S.A.	100%	100%
Nigeria	Equant Nigeria Ltd.	100%	100%
Norway	Equant Norway A.S.	100%	100%
Panama	Equant Panama Inc.	100%	100%
Paraguay	Equant Paraguay S.A.	100%	100%
Peru	Equant Peru, S.A.	100%	100%
Philippines	Equant Philippines Inc.	100%	100%
Poland	Equant Communications Poland Sp.z.o.o.	100%	100%
Portugal	Global One Communicaçoes S.A.	100%	100%
Puerto Rico	Equant Puerto Rico	100%	100%
Romania	Equant Romania S.A.	100%	99.5%
Russia	Equant LLC.	100%	100%
Russia	Equant O.O.O.	100%	100%
Saudi Arabia	Equant Co. Ltd. Saudi Arabia	75%	75%
Senegal	Equant Senegal Ltd.	100%	100%
Singapore	Equant Pte. Ltd.	100%	100%
Singapore	Equant Integration Services Pte. Ltd.	100%	100%
Slovakia	Equant Slovakia s.r.o.	100%	100%
Slovenia	Equant d.o.o.	100%	100%

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Country	Name of Company	Control	Interest
South Africa	Equant South Africa Pty. Ltd.	100%	100%
Spain	Equant Spain S.A.U.	100%	100%
Sweden	Equant Sweden A.B.	100%	100%
Switzerland	Equant Integration Services S.A..	100%	100%
Switzerland	Equant Communications Service S.A..	100%	100%
Tanzania	Equant Tanzania Ltd.	100%	100%
Thailand	Equant Holding (Thailand) Ltd.	100%	100%
Thailand	Global One Communications Ltd.	100%	100%
Thailand	Equant (Thailand) Ltd.	100%	100%
Turkey	Equant Istanbul Telekomünikasyon Ltd. Sirkati	100%	99.9%
Ukraine	Equant Ukraine Ltd.	100%	100%
UK	Equant Holdings UK Ltd.	100%	100%
UK	Equant Security Services Ltd.	100%	100%
UK	Equant Network Services Ltd.	100%	100%
UK	Equant Network Services (Europe) Ltd.	100%	100%
UK	Equant Integration Services, Ltd.	100%	100%
UK	Equant UK Ltd.	100%	100%
UK	Global One Communications Holding Ltd.	100%	100%
UK	Global One Communications Operations	100%	100%
UK	Global One Communications Ltd.	100%	100%
UK	Global One Communications Services	100%	100%
UK	Global One (UK) Limited	100%	100%
US	Equant Holdings U.S., Inc.	100%	100%
US	Equant Inc.	100%	100%
US	Global One Communications Central America Inc.	100%	100%
US	Global One Communications Technical Operation & Management Services Co.	100%	100%
US	Equant Service Inc.	100%	100%
US	Global One Communications (Australia) Ltd, Inc.	100%	100%
Uruguay	Equant Telecommunications Uruguay S.A.	100%	100%
Uzbekistan	Equant Global Networks Uzbekistan	100%	100%
Venezuela	Equant Venezuela S.A..	100%	100%
US Virgin Islands	Equant U.S. Virgin Islands Inc.	100%	100%
Zambia	Equant Zambia Limited	100%	100%

Affiliates Accounted for Under the Equity Method

UK	Radianz Ltd.	50%	49%
US	Radianz Inc.	50%	49%

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30. Summary of Differences between Accounting Principles Generally Accepted in France and in the United States of America.

Reconciliation to U.S. GAAP

The Consolidated Financial Statements of Equant have been prepared in accordance with French accounting principles (French GAAP) which differ in certain respects from generally accepted accounting principles in the United States of America (U.S. GAAP). The effect of applying U.S. GAAP principles to Net loss, Shareholders’ equity and Financial position is set out below along with an explanation of applicable differences between French GAAP and U.S. GAAP.

Effect on Net Loss on differences between French GAAP and U.S. GAAP

The following is a reconciliation of Net loss as reported in the Consolidated Statements of Operations of Equant under French GAAP to Net loss as adjusted for the effects of the application of U.S. GAAP for the three years ended December 31, 2001, 2002 and 2003.

		Years ended December 31,
	Note	2001		2002		2003
Net loss as reported in the Consolidated Statement of Operations			$(376.4)		$(589.7)		$(356.2)
Adjustments to conform to U.S. GAAP:
Exclusion of Equant net loss under French GAAP for period from January 1 to June 29, 2001	A		22.8		—		—
Inclusion of Global One net loss under U.S. GAAP for period from January 1 to June 29, 2001	A		(532.7)		—		—
Business combination adjustments:
Impairment of intangible assets	D		(179.2)		—		—
Impairment of goodwill	B		(7,299.5)		(2,423.5)		—
Amortization of goodwill arising on acquisition of Equant	B		(162.5)		—		—
Amortization of intangible assets arising on acquistion of Equant	C		(10.3)		(20.5)		(20.5)
Amortization of historical Global One goodwill and intangible assets	B, C		(120.4)		—		—
Reverse exceptional amortization of goodwill under French GAAP	B		—		21.6		—
Reimbursement of restructuring and integration costs	E		(79.2)		(94.4)		(112.6)
Share-based compensation	F		(7.1)		(8.8)		(12.1)
Income taxes	J		33.4		7.2		7.2
Pension accounting and other	I		(1.2)		2.4		(5.2)

Net loss as adjusted for U.S. GAAP			$(8,712.3)		$(3,105.7)		$(499.4)

Loss per share as adjusted for U.S. GAAP	H
Continuing operations		U.S.$	(46.27)	U.S.$	(10.99)	U.S.$	(1.77)
Discontinued operations			0.08		—		—

Net loss per share, basic and diluted		U.S.$	(46.19)	U.S.$	(10.99)	U.S.$	(1.77)
Weighted average number of shares (thousand)			188,614		282,706		282,729

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Set out below is an analysis of comprehensive income under U.S. GAAP for the years ended December 31, 2001, 2002 and 2003:

		Years ended December 31,
	Note	2001	2002	2003
Net loss adjusted for U.S. GAAP		$(8,712.3)	$(3,105.7)	$(499.4)
Other comprehensive (loss) / income:
Foreign currency translation adjustments		(45.9)	89.5	107.4
Unrealised gain on investment held for sale	G	—	—	8.6
Additional minimum pension liability	I	(3.9)	(8.4)	(4.0)

Comprehensive income		$(8,762.1)	$(3,024.6)	$(387.4)

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Cumulative effect on Shareholders’ Equity of Differences between French GAAP and U.S. GAAP

The following is a reconciliation of Shareholders’ equity as reported in the Consolidated Balance Sheets of Equant to Shareholders’ equity as adjusted for the effects of the application of U.S. GAAP as of December 31, 2001, 2002 and 2003:

		As at December 31,
	Note	2001	2002	2003
Shareholders’ equity as reported in the Consolidated Balance Sheet		$2,277.5	$1,777.3	$1,528.6
Adjustments to conform to U.S. GAAP:
Historical Global One goodwill and intangible assets	B, C	3,682.6	3,682.6	3,682.6
Amortization of historical Global One goodwill and intangible assets	B, C	(120.4)	(120.4)	(120.4)
Business combination adjustments:
Goodwill gross cost	A, B	6,502.5	6,502.5	6,502.5
Goodwill accumulated amortization	B	(162.5)	(162.5)	(162.5)
Impairment of goodwill	B	(7,299.5)	(9,723.0)	(9,723.0)
Intangible assets gross cost	C	208.6	208.6	184.6
Intangible assets accumulated amortization	C	(10.3)	(30.8)	(51.3)
Impairment of intangible assets	D	(179.2)	(179.2)	(179.2)
Deferred tax	A	(69.4)	(62.2)	(31.0)
Write-off of existing Equant goodwill(1)	B	(29.6)	—	—
Reimbursement of restructuring and integration	E	(79.2)	(31.8)	—
Share-based compensation	F	(7.1)	(16.0)	(28.0)
Pension accounting and other(1)	A	3.9	(4.8)	(16.1)
Unrealised gain on investment held for sale	G	—	—	8.6

Shareholders’ equity as adjusted for U.S. GAAP		$4,717.9	$1,840.3	$1,595.4

(1) Prior year amounts have been reclassified for comparative purposes

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

U.S. GAAP Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations under U.S. GAAP

Set out below are condensed Consolidated Statements of Operations and Cash Flows for the three years ended December 31, 2001, 2002 and 2003, presented under U.S. GAAP, after reflecting the differences between U.S. GAAP and French GAAP set out in Note 30.

	Years ended December 31,
	2001		2002		2003
Revenues		$2,102.5		$2,973.1		$2,948.9
Cost of products and services		(1,937.7)		(2,496.9)		(2,475.3)

Gross Profit		164.8		476.2		473.6
Selling, general & administrative expenses		(1,168.5)		(781.3)		(727.0)
Impairment of goodwill and intangible assets		(7,478.7)		(2,440.9)		—
Restructuring and other charges		(170.8)		(192.5)		(197.7)

Total operating costs and expenses		(8,818.0)		(3,414.7)		(924.7)

Operating loss		(8,653.2)		(2,938.5)		(451.1)
Interest (net)		(7.1)		7.1		2.7
Impairment of investments accounted for at cost		(13.1)		—		—

Loss from continuing operations before taxes, minority interests and equity loss in affiliate		(8,673.4)		(2,931.4)		(448.4)
Income taxes		(27.6)		(4.7)		(9.8)
Equity in loss of affiliate		(25.8)		(168.9)		(41.1)
Minority interest		—		(0.7)		(0.1)

Net loss from continuing operations		(8,726.8)		(3,105.7)		(499.4)
Net income from, and gain on disposal of, discontinued operations		14.5		—		—

Net loss		$(8,712.3)		$(3,105.7)		$(499.4)

Loss per share as adjusted for U.S. GAAP
Continuing operations	U.S.$	(46.27)	U.S.$	(10.99)	U.S.$	(1.77)
Discontinued operations		0.08		—		—

Loss per share - basic and diluted	U.S.$	(46.19)	U.S.$	(10.99)	U.S.$	(1.77)
Weighted average number of shares (thousand)		188,614		282,706		282,729

Included in the net loss above for the years ended December 31, 2001, 2002 and 2003 are amounts charged for rent expense of $108.0, $135.1 and $118.6, respectively, and bad debt expense of $46.9, $28.1 and $0.1, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Condensed Consolidated Statements of Cash Flows under U.S. GAAP

	Years ended December 31,
	2001	2002	2003
Net loss	$(8,712.3)	$(3,105.7)	$(499.4)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	351.1	463.6	482.4
Amortization	488.7	20.5	20.5
Loss on impairment of goodwill	7,478.7	2,440.9	—
Other adjustments to reconcile net loss to funds generated from operations	49.7	362.3	48.5

Funds generated from operations	(344.1)	181.6	52.0
Changes in operating assets and liabilities (net)	(593.6)	60.6	115.1

Net cash provided by / (used in) operating activities	(937.7)	242.2	167.1
Cashflow from investing activities:
Purchase of property, plant and equipment	(454.3)	(369.2)	(280.1)
Proceeds from retirement and disposal of property, plant and equipment	235.0	—	—
Net cash effect of acquisitions	181.8	—	(2.3)
Other investing activities (net)	3.6	1.4	—

Net cash used in investing activities	(33.9)	(367.8)	(282.4)
Cashflow from financing activities:
Proceeds from issuance of preference shares	1,000.0	—	—
Capital contribution from France Telecom	835.9	158.9	145.3
Short-term loan to France Telecom	—	—	(150.0)
Repayment of loans payable to affiliates	(511.4)	—	—
Proceeds from the settlement of foreign exchange contracts	—	37.0	—
Other financing activities (net)	(11.4)	(4.6)	(6.7)

Net cash provided by / (used in) financing activities	1,313.1	191.3	(11.4)
Effect of changes in exchange rates on cash and cash equivalents	3.7	0.7	4.6

Increase / (decrease) in cash and cash equivalents	345.2	66.4	(122.1)
Cash and cash equivalents at beginning of the year	40.6	385.8	452.2

Cash and cash equivalents at end of the year	$385.8	$452.2	$330.1

The only significant non-cash investing and financing activity in the year ended December 31, 2001 was the reverse acquisition of Equant by Global One. As set out in the next section, the Global One companies were contributed in exchange for 80.6 million ordinary shares of Equant, and also France Telecom issued CVRs to the holders of Equant shares. There were no significant non-cash investing or financing activities in the years ended December 31, 2002 and 2003.

During the years ended December 31, 2001, 2002 and 2003, the Company paid interest of $23.2, $0.3 and $4.0, respectively, and paid income taxes of $7.3, $18.2 and $3.7, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Major cash flow items under U.S. GAAP

The following table discloses significant differences in cash flow items from French GAAP to U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 respectively:

	2001	2002	2003
Funds generated by / (used in) operations:
French GAAP	$23.7	$178.7	$207.4
U.S. GAAP	$(344.1)	$181.6	$52.0
Net cash provided by / (used in) operating activities:
French GAAP	$(117.4)	$383.1	$312.4
U.S. GAAP	$(937.7)	$242.2	$167.1
Net cash used in investing activities:
French GAAP	$(129.2)	$(367.8)	$(282.4)
U.S. GAAP	$(33.9)	$(367.8)	$(282.4)
Net cash provided by / (used in) financing activities:
French GAAP	$574.8	$50.4	$(156.7)
U.S. GAAP	$1,313.1	$191.3	$(11.4)
Effects of changes in exchange rates on cash and cash equivalents
French GAAP	$4.1	$0.7	$4.6
U.S. GAAP	$3.7	$0.7	$4.6
Cash and cash equivalents at beginning of period
French GAAP	$53.5	$385.8	$452.2
U.S. GAAP	$40.6	$385.8	$452.2
Cash and cash equivalents at end of period
French GAAP	$385.8	$452.2	$330.1
U.S. GAAP	$385.8	$452.2	$330.1

The major differences noted above in the Consolidated Statements of Cash Flows under U.S. GAAP for the year ended December 31, 2001 relate to the inclusion of twelve months results of Global One, and six months of Equant. Under French GAAP, the cash flow statement for the year ended December 31, 2001 includes six months results of Global One, and twelve months of Equant.

Amounts received from France Telecom in respect of reimbursement of restructuring and integration are included under U.S. GAAP as ‘Capital contributions from France Telecom’, a component of Financing Activities. Under French GAAP, these amounts are included as a component of operating activities.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Differences in accounting policies between French and U.S. GAAP

A) Basis of Business Combination

The fundamental difference relates to the accounting treatment of the merger between Equant and Global One:

-	Under French GAAP, this business combination has been accounted for under the purchase method of accounting based on net book values (see Note 5). Equant is treated as the accounting acquirer. As a result, the Consolidated Statements of Operations for the year ended December 31, 2001 includes those of Equant for the whole year, and those of Global One for the period from June 29, 2001 to December 31, 2001.

-	Under U.S. GAAP, this business combination is accounted for as a “reverse acquisition” of Equant by Global One in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”, since France Telecom, the former sole shareholder of Global One, acquired a majority interest in the merged Company. The historic financial statements of the registrant prior to the merger are those of Global One. Consequently, the combined Consolidated Statement of Operations for the year ended December 31, 2001 includes the operations of Global One for the whole year, and those of Equant for the period from June 29, 2001 to December 31, 2001. The combined Consolidated Financial Statements reflect the acquisition of Equant under the purchase method of accounting.

-	Under U.S. GAAP, the difference between the cost of acquisition and the fair value Global One’s interest in the assets and liabilities of Equant is recorded as goodwill. The cost of acquisition of the 54.27% of Equant acquired by Global One is set out in the table below. The nature of these concurrent transactions is set out in the description of the France Telecom Transactions in Note 1. The purchase price was determined based on the fair value of the business acquired which was determined as follows:

Consideration and transaction costs:
Contribution of Global One companies with net cash of $300		$5,168.0	(1)
Cash paid for issue of Equant preference shares		1,000.0	(2)
Restructuring and integration reimbursement		270.0	(3)

		$6,438.0
Interest attributable to Equant minority shareholders	45.73%			$2,944.1
Purchase of Equant shares held by SITA				2,837.6	(4)
Value of Contingent Value Rights				1,107.6	(5)
Transaction costs				33.2

Total consideration				$6,922.5

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The purchase price was allocated as follows:

Fair value of Equant assets and liabilities as at June 29, 2001
Cash and cash equivalents		$81.8
Receivables from customers, net		492.3
Land, buildings, equipment and furniture and fixtures		684.1
Investment in affiliated company		310.6
Other assets		220.0
Accounts payable and accrued liabilities		(383.7)
Bank loans payable		(603.7)
Other liabilities		(277.2)

		524.2	(6)
Identified intangibles assets and liabilities
Customer contracts		93.0
Licenses		1.3
Trademarks		290.0

		384.3	(7)
Deferred tax liability		(134.5	)(8)

		249.8

Total fair value of identified assets and liabilities		774.0
Interest attributable to France Telecom	54.27%			420.0
Goodwill				6,502.5	(9)

				$6,922.5

1.	France Telecom contributed to Equant, through Atlas, 100% of the share capital of Global One Communications World Holding B.V. and Global One Communications Holding B.V., in exchange for 80,617,348 newly issued Equant ordinary shares. France Telecom retained Global One’s carrier voice and the majority of its calling card business lines which were excluded from the transaction. This contribution has been valued on the basis of discounted future cash flows of Global One at $5,168.0, including contributed cash amounting to $300.0.

2.	France Telecom, through Atlas, subscribed for 10 million newly issued Equant convertible preference shares for $1,000.0 in cash; each preference share has the same voting rights as one Equant ordinary share and will automatically convert into one new Equant ordinary share on June 29, 2006.

3.	Under the terms of the Contribution Agreement, within a two-year period, France Telecom shall pay to Equant 50% of costs related to the cancellation of up to 2,500 employment contracts for the combined Company and certain restructuring and integration costs other than those relating to employees up to a maximum of $210. The Company received $286.2 reimbursement for these costs (see Note 7).

4.	France Telecom acquired 67,950,000 Equant ordinary shares from the SITA Foundation for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share. Based on an average share price for the period of 2 trading days before and after November 19, 2000, the date of the Share Purchase Agreement, or €108.5 per share, the price per Equant share paid to SITA equals €49.3 per share.

5.	France Telecom issued CVRs to the holders of Equant ordinary shares. The CVRs entitle the holder to receive a cash payment from France Telecom on June 29, 2004, equal to the excess, if any, of €60 over Equant’s average share price, subject to a maximum of €15 per CVR. Equant’s average share price is calculated as the average of the closing Euronext price for 30 trading days prior to June 29, 2004. The fair value of CVRs has been estimated at U.S.$8 per CVR as of November 19, 2000, based on an option pricing model.

6.	Fair value adjustments were recorded on the acquisition of Equant to record unfunded pension liabilities of Equant, and to write off goodwill on the balance sheet of Equant at the date of acquisition. The Company provided a valuation allowance for the acquired deferred tax assets where it was considered more likely than not that such assets would not be recoverable.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

7.	An independent valuation was performed on the intangible assets acquired by Global One within the Equant business. These intangible assets comprised customer contracts, trade names and licenses, and their book values are being amortized on a straight line basis over their estimated useful lives of 4, 20 and 20 years respectively. The value of customer contracts was based on the discounted expected future debt free net income of individual contracts in excess of the returns on requisite assets over the life of the customer base. The value of trade name was based on an estimate of the royalties the Company would have to pay to use the trade names if it did not already own them. The value of licenses was based on the estimated cost to acquire existing licenses.

8.	Deferred taxes have been computed on the excess of fair value over book value of assets, using the applicable weighted average statutory tax rates.

9.	The excess of total consideration over the fair value of net assets acquired represents goodwill. Goodwill was amortized up to December 31, 2001 over its expected economic life of 20 years. See accounting for goodwill under U.S. GAAP in the discussion of “Goodwill” below.

The following selected unaudited pro forma combined results of operations of Global One and Equant for the year ended December 31, 2001 has been prepared assuming that the acquisition occurred on January 1, 2001, the beginning of the fiscal year prior to the acquisition on June 29, 2001. The following selected unaudited pro forma financial information, prepared in accordance with U.S. GAAP, is not necessarily indicative of the results that would have occurred had the acquisition been completed on January 1, 2001 nor is it indicative of future operating results:

		Year
		ended
		December
		31,
		2001
Revenues		$3,064.8
Net loss		$(8,862.1)
Net loss per share	U.S.$	(31.38)
Shares used in calculation of net loss per share (thousand)		282,425

B) Goodwill

Under U.S. GAAP, accounting for goodwill and intangible assets was substantially the same as current French GAAP until the adoption of SFAS 141, “Business Combinations” (SFAS 141), and SFAS 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires all business combinations consummated after June 30, 2001 to be accounted for under the purchase method. SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill, acquired in a business combination.

SFAS 142 addresses the initial and ongoing financial accounting and reporting for acquired goodwill and intangible assets with indefinite lives. SFAS 142 requires that goodwill be separately disclosed from other intangible assets in the balance sheet, and no longer be amortized but tested for impairment at least annually (or more frequently if impairment indicators arise) including goodwill included in the carrying value of equity method investments. Intangible assets with finite lives will continue to be amortized over their useful lives. The Company performed its annual impairment test in December. SFAS 142 is effective for financial statements for periods beginning on or after December 15, 2001. The Company has no intangible assets with indefinite lives.

The Company adopted SFAS 142 with effect from January 1, 2002. From that date all goodwill is no longer amortized. Prior to this date, goodwill was amortized on a straight-line basis over its estimated useful life of 20 years under U.S. GAAP. For periods prior to 2002, the need for recording an impairment was made to with reference to discounted cash flows. Under SFAS 142, goodwill is tested using a prescribed two-step process. The first step screens for potential impairment by comparing the carrying value of each reporting unit to its fair value. If the carrying value is determined to be in excess of the fair value, then a second step is performed to quantify the amount of goodwill impairment, if any. The second step is performed by estimating the fair values of the assets and liabilities of the reporting unit, including recognized and unrecognized intangible assets. The Company estimates fair value based on reference to the share price of the Company’s publicly traded stock given that the Company has only one reporting unit. To the extent that the carrying value of the reporting unit’s goodwill is in excess of the fair value, it is considered impaired. With the adoption of SFAS 142 in 2002, no impairment was recognized.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The following table provides pro forma results as if the provisions of SFAS 142 regarding non-amortization of goodwill had been applied in earlier periods.

	Years ended December 31,
	2001		2002		2003
Net loss, adjusted for U.S. GAAP		$(8,712.3)		$(3,105.7)		(499.4)
Adjustment: Amortization of Goodwill		478.5		—		—

Pro forma net loss		$(8,233.8)		$(3,105.7)		(499.4)

Pro forma loss per share
Continuing operations	U.S.$	(43.73)	U.S.$	(10.99)	U.S.$	(1.77)
Discontinued operations		0.08		—		—

Loss per share - basic and diluted	U.S.$	(43.65)	U.S.$	(10.99)	U.S.$	(1.77)

Under U.S. GAAP, goodwill as of December 31, 2002 and 2003 is as follows:

	Years ended December 31,
	2002	2003
Goodwill	$799.1	$799.1
Accumulated amortization	(799.1)	(799.1)

Net book value	$—	$—

At the date of the Global One transaction, goodwill represented that which was recognized in purchase accounting in conjunction with the reverse acquisition of Equant by Global One and historical goodwill included on the books of Global One. Under French GAAP, the Company did not recognize goodwill given that the acquisition of Global One by Equant was accounted for under the method set out in paragraph 215 of CRC Rule 99-02. Thus the excess of purchase price of net assets acquired over the estimated fair value was recognized as a reduction to ‘Additional paid in capital’. There was goodwill on the books of Equant existing prior to the Global One transaction recognized under French GAAP.

Under U.S. GAAP, impairment charges of $7,299.5, $2,423.5 and $nil for the years ended December 31, 2001, 2002 and 2003, respectively, were recorded as impairment charges. The impairment charge in 2001 was recognized based on a discounted cash flow analysis. The impairment charge in 2002 was recognized as a result of the annual goodwill impairment test and resulted in remaining book value of nil.

Under French GAAP, goodwill was amortized on a straight-line basis over a useful life of up to ten years. Goodwill is subject to an impairment review when facts and circumstances indicate goodwill may not be recoverable and the need for recording an impairment and measuring such impairment was made to with reference to discounted cash flows. Under French GAAP, the decline in valuations in the telecommunications market resulted in a need to assess the carrying value of goodwill. In the year ended December 31, 2002, under French GAAP, exceptional amortization of goodwill of $154.8 was recorded, of which $139.9 related to goodwill resulting from the equity method investment in Radianz. Under U.S. GAAP, such goodwill is classified as part of the investment in Radianz and impairment of the investments is discussed in the Equity in Loss of Affiliate section (Note 12).

In the year ended December 31, 2002, $21.6 of exceptional amortization of goodwill that had been recognized in the year under French GAAP was reversed for U.S. GAAP purposes as the related predecessor goodwill was written off in the business combination.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

C) Intangible Assets

Under U.S. GAAP, intangible assets consist of the following:

	Years ended December 31,
	2002	2003
Contracts	$50.5	$44.7
Licences	0.7	0.6
Trademarks	157.4	139.3
Intangible pension asset	—	1.2

Total intangible assets	208.6	185.8
Accumulated amortization	(30.8)	(51.3)

Other intangible assets, net	$177.8	$134.5

Intangible assets represent trademarks, customer contracts and licenses acquired as part of the reverse acquisition of Equant by Global One. Under French GAAP, the Company did not recognize intangible assets given that the acquisition of Global One by Equant was accounted for under the method set out in paragraph 215 of CRC Rule 99-02 and thus there were no fair value adjustments. Under U.S. GAAP, the aggregate intangible amortization expense was $40.8, $20.5, and $20.5 for the years ended December 31, 2001, 2002, and 2003, respectively.

The estimated amortization expense for intangible assets, for the years ended December 31, is as follows:

2004	$15.6
2005	$11.2
2006	$6.9
2007	$6.9
2008	$6.9

D) Impairment of Long-Lived Assets

Under French GAAP, long-lived assets are subject to an impairment review when events or circumstances occur indicating impairment exist. The need for recording an impairment and measuring such impairment is made with reference to discounted cash flows.

Under U.S. GAAP, the Company is required to test for impairment whenever there is an indication of impairment. For assets to be held and used, impairment if first measured by reference to undiscounted cash flows. If there is no impairment by reference to undiscounted cash flows, no further action is required but the useful life of the asset must be reconsidered. If impairment exists, the Company must measure impairment by comparing the fair value of the asset to its carrying value. Fair value is either market value (if an active market for the asset exists) or the sum of discounted future cash flows. The discount rate reflects the risk that is specific to that asset. For assets to be disposed of, the loss recognized is the excess of the carrying amount of the asset over its fair value less costs to sell. For long-lived assets to be held and used, the reversal of previously recognized impairment losses is prohibited. Intangible assets on Global One’s books until June 29, 2001 consisted of customer base, workforce and trade name and had useful lives ranging from 3 to 20 years. Under U.S. GAAP, impairments of such intangible assets of $179.2 were recognized in the year ended December 31, 2001 resulting in a net book value of such intangible assets of nil.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

E) Reimbursement of Restructuring and Integration Costs

Under French GAAP, amounts to be recovered from France Telecom under Annex 4 of the Contribution Agreement (see Note 7) are recorded as a reduction of restructuring and integration costs. Under U.S. GAAP these amounts are accounted for as capital contributions when received and recorded as an increase in ‘Additional paid-in-capital’, contained within ‘Shareholders’ equity’.

F) Share-Based Compensation

Under French GAAP, stock option and share award plans are not accounted for until such time as the grant or award is vested. If the Company issues new shares to satisfy the exercise, then the difference between the par value and the exercise price is recorded as an addition to Additional paid-in capital, a component of Shareholders’ equity, with no impact to the Consolidated Statements of Operations. If the Company repurchases shares on the open market or issues shares held in treasury, the difference between the repurchase price of the shares and the exercise price is recorded as a charge to income on the Consolidated Statements of Operations, within ‘Share plan’. Social charges payable by the Company on the fair value of shares granted are accrued over the period between the dates of granting and vesting, based on the expected exercise rates, and are charged to ‘Share plan’.

Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation” (SFAS 123). Under the modified prospective method of adoption selected by the Company under the provisions of SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, compensation cost recognised in 2002 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. The Company recognizes share-based compensation expense partially in ‘Costs of products and services’ and partially in ‘Selling, general and administrative expenses’, depending on the position of the employee. Results for prior years have not been restated

Prior to 2002, the Company applied the intrinsic value method (as permitted under SFAS 123), defined in Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations. SFAS 123 indicates that the fair value method is the preferable method of accounting. Under APB 25, compensation expense is recognized as the difference between the quoted market price of the stock, at the measurement date, and the exercise price of the award. Any compensation cost under APB 25 is charged to expense over the period in which the related services are provided. No stock-based employee compensation cost was reflected in 2001, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all outstanding awards in each period:

	Years ended December 31,
	2001		2002		2003
Net Loss, adjusted for U.S. GAAP		$(8,712.3)		$(3,105.7)		$(499.4)
Add: Share-based employee compensation expense included in reported net income net of related tax effects		—		8.8		12.1
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(0.8)		(8.8)		(12.1)

Pro forma net loss		$(8,713.1)		$(3,105.7)		$(499.4)

Pro forma loss per share
Continuing operations	U.S.$	(46.28)	U.S.$	(10.99)	U.S.$	(1.77)
Discontinued operations		0.08		—		—

Loss per share - basic and diluted	U.S.$	(46.20)	U.S.$	(10.99)	U.S.$	(1.77)

The compensation expense under U.S. GAAP does not include social charges until such time that such charges are payable upon exercise of the awards.

The Company’s portion of share-based compensation recognized by Radianz is included in the share-based compensation adjustments included on the reconciliation’s of net income and shareholders’ equity.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

G) Investments

The Company holds an investment in iPass, which in the year ended December 31, 2003 became publicly traded. Under French GAAP, the investment is held at the lower of recoverable amount or historic cost.

Under U.S. GAAP, the Company’s investment in iPass was accounted for as a cost method investment in accordance with APB 18 “The Equity method of Accounting for Investments”, until July 2003 when iPass became publicly traded. It is now classified as an available for sale security. Thus, unrealized gains and losses, measured by comparison with the market value at the reporting period end, which are temporary are recorded as a separate component of shareholders’ equity. Unrealized losses that are other than temporary are charged to income and any write-down is considered permanent. At December 31, 2003, the fair value of iPass had increased by $8.6, and this unrealized gain has been recorded in ‘Other comprehensive income’.

H) Earnings per Share

Under French GAAP, the ten million convertible preference shares issued as part of the France Telecom Transactions are included in the calculation of the basic weighted average number of ordinary shares outstanding. However, under U.S. GAAP, the preference shares are not potential common stock and would not be included in the basic weighted average number of ordinary shares outstanding. The preference shares are not included in the calculation of the diluted earnings per share as they were anti-dilutive for years presented.

I) Pensions

U.S. GAAP requires each significant assumption to determine annual pension cost to be a best estimate with respect to that individual assumption. For example, the discount rate used should be that for “AA” rated bonds with a similar maturity to the pension obligations and the value of the scheme assets should be based upon market values at each balance sheet date. Whilst U.S. GAAP also adopts a spreading approach to allocating variations, it is more restrictive. As a result, certain variations, for example refunds from the scheme, would be recognized immediately rather than being spread forward. The accounting for pensions is similar under French GAAP, except for treatment of the additional minimum pension liability. U.S. GAAP requires a liability, the minimum pension liability to be recognized that is at least equal to the unfunded accumulated benefit obligation. The corresponding entries are to intangible assets, to the extent of the unrecognized prior service cost, and to ‘Other comprehensive income’. The additional minimum pension liability is not recognized under French GAAP.

The pension adjustment also includes the impact of recognizing the unfunded pension obligation in the Global One business combination under U.S. GAAP but not under French GAAP

Under U.S. GAAP, the Company has recognized an additional pension liability of $2.0 and $7.2 at December 31, 2002 and 2003, respectively, of which $2.0 and $6.0 have been recorded within accumulated other comprehensive income as of December 31, 2002 and 2003, respectively. Nil and $1.2 have been recorded as intangible assets at December 31, 2002 and 2003, respectively.

J) Taxes

Under French GAAP, the Company had deferred tax assets that were written off through the tax charge in the year ended December 31, 2001, by recognizing a valuation allowance. Under U.S. GAAP, these assets were written off in the business combination.

U.S. GAAP adjustments related to different taxes represent different tax assets and liabilities for temporary differences which exist only under U.S. GAAP.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

K)	Classification Differences Between French GAAP and U.S. GAAP

Other Operating Income

Under French GAAP, income that the Company provides to France Telecom related to service agreements in place as a result of the merger between Equant and Global One, such as switched voice and other network service contracts are shown as ‘Other operating income’ and for the years ended December 31, 2001, 2002 and 2003 totaled $146.4, $196.1 and $142.4, respectively. The costs of such services are included within ‘Cost of services and products sold’ under French GAAP. Under U.S. GAAP, these activities are considered peripheral and incidental to the Company’s operations and have been reported as a net gain classified against the related cost

Goodwill Amortization

In accordance with French GAAP, goodwill amortization has been classified as a non-operating expense whereas it would have been considered as an operating expense under U.S. GAAP prior to the adoption of SFAS 142.

The amortization of goodwill related to the investment in Radianz was included, under French GAAP, in Goodwill amortization whereas it was included as part of the equity in loss of affiliate in the Consolidated Statements of Operations and as part of the Investments accounted for under the equity method under U.S. GAAP.

Indefeasible Rights of Use

The Company purchases capacity on major international routes where it is economic to do so. The agreements entered into (known as Indefeasible Rights of Use or IRUs) qualify as leases as the capacity path is defined. These agreements typically involve the prepayment of all lease costs. Under French GAAP, capacity purchases qualifying as capital leases are recorded within long-lived assets in the balance sheet, with an annual amortization charge recognized in the income statement. Under U.S. GAAP, capacity purchases qualifying as capital leases are recorded within property, plant and equipment and are depreciated over the lesser of the term of the lease or the estimated useful life of the asset. As of December 31, 2002 and 2003, $151.9 and $139.2, respectively, was recognized as the net book value of intangible assets, under French GAAP, and the net book value of property, plant and equipment, under U.S. GAAP, for capacity purchases qualifying as capital leases.

The Company may purchase capacity for a short-term period, typically six months, from a provider while the terms of a longer term capacity purchase with the same provider are finalized. Under French GAAP and U.S. GAAP, such short-term capacity purchases qualify as service contracts and are deferred within Other current assets and prepaid costs and recognized as an operating expense over the period of the service contract. As of December 31, 2002 and 2003, there were no amounts recognized in the Balance sheet for purchases of capacity qualifying as service contracts.

Discount on Onerous Contract Liability

As discussed in note 20, the Company has recognized a discounted onerous contract liability associated with commitments to provide future services to Radianz. Under French GAAP, unwinding of the discount is classified in ‘Interest expense’. Under U.S. GAAP unwinding of the discount is classified within operating expenses in the year ended December 31, 2003, and within ‘Equity in loss of affiliate’ in the years ended December 31, 2001 and 2002. Unwinding of the discount was $0.9, $1.6 and $2.4 in the years ended December 31, 2001, 2002 and 2003, respectively.

Foreign Exchange Gains / (Losses)

In the years ended December 31, 2001, 2002 and 2003, the Company recognized foreign exchange gains / (losses) of $(6.4), $8.2, and $(22.0). Under French GAAP, these amounts were recognized within ‘Financial income / (charges)’ and under U.S. GAAP, these amounts were recognized within operating expenses.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Supplemental Disclosure under U.S. GAAP

As stated above, under U.S. GAAP, Global One acquired Equant in a reverse acquisition and therefore the results for the year ended December 31, 2001 presented in the Summarized Consolidated Statement of Operations include the results of Global One for the full year in 2001, and the results of Equant since June 29, 2001. Set out below are supplementary disclosures under U.S. GAAP.

a) Restructuring and Other Charges

The analysis of restructuring and integration costs under French GAAP incurred in the year ended December 31, 2003 is set out in Note 7.

The restructuring costs related to Equant, Global One and SITA Equant network Joint venture of $579.0 pursuant to the exit plan related to the terms of the Contribution Agreement between France Telecom and the Company on June 29, 2001. The provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF 94-3 prior December 31, 2002. The lease exit provisions have been estimated on the basis of discounted future payments in all years presented.

The Company adopted SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146), on January 1, 2003. The employee termination costs related to the strategic reorganization of $6.1 have been recognised under SFAS 112, “Employers’ Accounting for Post employment Benefits” - an amendment of FASB Statements No. 5 and 43 because the termination payments are related to the Company’s post retirement benefit plan of paying the required statutory termination benefits.

Restructuring and other charges consist of the following:

	Years ended December 31,
	2001	2002	2003
Restructuring related to Equant, Global One and SITA Equant network Joint Venture	$69.6	$65.1	$117.6
Strategic reorganization	—	—	6.1
Integration related to Equant, Global One and SITA Equant network Joint Venture	101.2	127.4	74.0

	$170.8	$192.5	$197.7

The analysis of restructuring costs incurred in the three years ended December 31, 2001, 2002 and 2003 is set out below:

	Balance at			Balance at
	December		Reserves	December
	31, 2000	Additions	Utilized	31, 2001
Employee termination	$—	$32.3	$(23.9)	$8.4
Lease exit costs	—	35.4	(10.0)	25.4
Legal, consulting and other	—	1.9	(1.9)	—

	$—	$69.6	$(35.8)	$33.8

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

	Balance at			Balance at
	December		Reserves	December
	31, 2001	Additions	Utilized	31, 2002
Employee termination / Other	$8.4	$43.9	$(35.7)	$16.6
Lease exit costs	25.4	21.2	(24.0)	22.6

	$33.8	$65.1	$(59.7)	$39.2

	Balance at			Balance at
	December		Reserves	December
	31, 2002	Additions	Utilized	31, 2003
Employee termination / Other	$16.6	$40.1	$(43.1)	$13.6
Lease exit costs	22.6	83.6	(55.3)	50.9

	$39.2	$123.7	$(98.4)	$64.5

Employee termination costs include severance and contractual benefits determined in accordance with an approved plan, and also the costs for outplacement services, medical and supplemental vacation. An analysis of the movement in the number of positions to be terminated is as follows:

	Year ended December 31,
	2002	2003
Positions to be terminated
Opening balance	201	408
Positions identified in the year	1,050	686
Terminations paid out in the year	(843)	(989)

Closing balance	408	105

Strategic Reorganization Plan

In order to drive growth in the service business, Equant is reorganizing its services skills around five business practices covering consulting, project management, service integration, integration services and managed services. This reinforced services business will enable Equant to address a larger part of the communications services market. Under U.S. GAAP, except for employee termination costs included above, no other exit costs are required to be recognized under SFAS 146.

b) Interest (net)

Interest (net) consists of the following:

	Years ended December 31,
	2001	2002	2003
Interest income	$17.5	$7.4	$6.7
Interest expense	(24.6)	(0.3)	(4.0)

	$(7.1)	$7.1	$2.7

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

c) Income Taxes

The tax charge / (benefit) consists of the following:

	Years ended December 31,
	2001	2002	2003
Current income taxes
The Netherlands	$(5.6)	$(0.1)	$—
Other	25.3	12.0	25.0

Total current	19.7	11.9	25.0
Deferred income taxes
The Netherlands	—	—	—
Other	7.9	(7.2)	(15.2)

Total deferred	7.9	(7.2)	(15.2)

Total tax charge	$27.6	$4.7	$9.8

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The source of net loss from continuing operations before taxes, minority interests, and equity loss in affiliate is as follows:

	Years ended December 31,
	2001	2002	2003
The Netherlands	$(114.0)	$(29.9)	$(53.3)
Other countries	(8,559.4)	(2,901.5)	(395.1)

Loss from continuing operations before taxes, minority interests and equity loss in affiliate	$(8,673.4)	$(2,931.4)	$(448.4)

The tax charge for the year has been reconciled to the standard tax rate applicable in The Netherlands for corporate income. A reconciliation of the Company’s statutory and effective income tax rate for the three years ended December 31, 2001, 2002 & 2003 are as follows:

	Years ended December 31,
	2001	2002	2003
Statutory rate applicable in The Netherlands	35.0%	34.5%	34.5%
Loss on impairment of goodwill	(30.8)%	(28.5)%	—
Change in valuation allowance	(1.9)%	(1.8)%	(14.4)%
Jurisdictional differences in tax rates	(0.6)%	(3.8)%	(22.6)%
Other permanent differences	(2.0)%	(0.6)%	0.3%

Effective tax rate	(0.3)%	(0.2)%	(2.2)%

The deferred tax assets by nature of temporary difference are analyzed as follows:

	At December 31,
	2002	2003
Operating losses carried forward	$495.2	$547.0
Other temporary differences	59.3	93.0

Total deferred tax asset	554.5	640.0
Less: valuation allowances	(554.5)	(616.3)

Total deferred tax asset, net	$—	$23.7

Total deferred tax liability	$62.2	$46.7

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

d)	Equity in Loss of Affiliate

Equity in loss of affiliate comprises the following, relating entirely to Radianz (see note 12):

	Years ended December 31,
	2001	2002	2003
Share of loss of Radianz	$17.8	$29.0	$41.1
Amortization of goodwill	8.0	—	—
Impairment of equity investments	—	139.9	—

	$25.8	$168.9	$41.1

Results for the period from July 1, 2001 to December 31, 2001, and the years ended December 31, 2002 and 2003, are set out below:

	Years ended December 31,
	2001	2002	2003
Net revenues	$223.6	$496.1	$531.3
Operating loss	(42.0)	(70.0)	(90.4)
Net Loss	(38.7)	(72.2)	(86.8)

In accordance with SFAS 142, the Company ceased amortization of goodwill under U.S. GAAP in 2002. The Company also recorded a charge of $139.9 in the year ended December 31, 2002 to reduce the carrying value of the investment to its estimated fair value due to an other than temporary impairment.

Management reviews the future forecasts and the historical results of Radianz to determine whether there has been an other than temporary impairment.

The carrying value of investment at December 31, 2002 and 2003, was $101.4 and $58.6 respectively.

e)	Share-Based Compensation

Employee Share Award Plan

On November 15, 2001 as a result of the closing of the France Telecom Transactions, Equant and SITA terminated the SITA / Equant Employee Trust in order to establish their own company specific Employee Trusts to govern the disposition of all Awards granted after November 30, 1998. Coincident with the formation of the Equant Employee Trust the Company resolved to vest all Awards granted between December 1, 1998 and December 31, 2000. This resulted in an accelerated vesting compensation cost of $9.1.

Under U.S. GAAP, the formation of the Equant Employee Trust was treated as a modification of the original awards. This modification resulted in the recognition of additional compensation cost for the incremental value of the new award over the old award at the modification date. The related additional compensation expense of $9.1 was recognized immediately on November 15, 2001 as options fully vested upon formation of the Trust. Also under U.S. GAAP, a Management Board resolution in December 2001 by the Company to change the vesting date of 40,000 Equant discretionary shares was treated as a modification of the original award which resulted in additional compensation expense of $0.7 recognized immediately on the new vesting date of December 21, 2001.
The Company pays social security contributions and other charges related to the Share Awards in the years in which the awards vest or the options are exercised. These contributions and charges will depend on various factors, including the employees’ tax jurisdiction, local laws in these countries and the share price at the time of vesting. In the year ended December 31, 2002, the Company recorded a social charges credit to the Consolidated Statements of Operations due to the receipt of $9.8 from the settlement of litigation in regards to social charges.
The total compensation costs expensed for the years ended December 31, 2001, 2002 and 2003, respectively relating to the Employee Share Award Plan are $12.7, $1.6 and $nil.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Share Option Plan

The total compensation cost expensed for the years ended December 31, 2001, 2002 and 2003, respectively relating to the share option plan are $6.3, $7.2 and $12.7 (including Radianz cost of $0.5 in 2003).

The movement on outstanding options during the years ended December 31, 2001, 2002 and 2003, respectively are set out below:

			Weighted Average
	Number of shares		Exercise Price
Unexercised options granted — January 1, 2001	—	U.S.$	-
Unexercised options assumed as a result of purchase of Equant	3,654,603		39.97
Options granted
At exercise price range of U.S.$nil to U.S.$50.00	170,864		11.24
Options exercised	(500,184)		-
Options forfeited
At exercise price range of U.S.$nil to U.S.$50.00	(81,711)		35.87
At exercise price range of U.S.$50.01 to U.S.$100.00	(95,850)		90.02
At exercise price range of U.S.$100.01 to U.S.$150.00	(18,925)		106.53

Total options forfeited in year	(196,486)		69.07

Unexercised options granted — December 31, 2001	3,128,797	U.S.$	42.96

Options granted
At exercise price range of U.S.$nil to U.S.$50.00	6,512,698	U.S.$	13.49
Options exercised	(4,908)		-
Options forfeited
At exercise price range of U.S.$nil to U.S.$50.00	(899,284)		32.72
At exercise price range of U.S.$50.01 to U.S.$100.00	(79,697)		85.10
At exercise price range of U.S.$100.01 to U.S.$150.00	(1,964)		107.78

Total options forfeited in year	(980,945)		37.13

Unexercised options granted — December 31, 2002	8,655,642	U.S.$	21.47

Options granted
At exercise price range of U.S.$nil to U.S.$50.00	285,974	U.S.$	6.52
Options exercised	(33,340)		3.64
Options forfeited
At exercise price range of U.S.$nil to U.S.$50.00	(1,036,384)		23.82
At exercise price range of U.S.$50.01 to U.S.$100.00	(55,825)		84.73
At exercise price range of U.S.$100.01 to U.S.$150.00	(677)		102.13

Total options forfeited in year	(1,092,886)		26.98

Unexercised options granted — December 31, 2003	7,815,390	U.S.$	20.23

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The following table provides, per range of exercise price, the weighted average exercise price of unexercised options outstanding at December 31, 2001, 2002 and 2003, respectively:

	Outstanding			Of which exercisable
		Weighted			Weighted
		average			average
	Number of	exercise		Number of	exercise
	shares	price		shares	price
At December 31, 2001
$nil to $50	2,643,197	U.S.$	35.11	2,406,946	U.S.$	37.01
$50.01 to $100	474,799		85.22	474,799		85.22
$100.01 to $150	10,801		106.20	10,801		106.20

	3,128,797	U.S.$	42.96	2,892,546	U.S.$	45.19

At December 31, 2002
$nil to $50	8,251,703	U.S.$	18.33	1,783,887	U.S.$	35.68
$50.01 to $100	395,102		85.25	395,102		85.25
$100.01 to $150	8,837		105.85	8,837		105.85

	8,655,642	U.S.$	21.47	2,187,826	U.S.$	44.92

At December 31, 2003
$nil to $50	7,467,953	U.S.$	16.92	2,503,828	U.S.$	32.91
$50.01 to $100	339,277		85.33	339,277		85.33
$100.01 to $150	8,160		106.16	8,160		106.16

The fair value of the Company’s stock-based awards to employees for 2003 was estimated assuming no expected dividends and the following weighted-average assumptions:

	Years ended December 31,
	2001	2002	2003
Risk-free interest rate	4.47%	4.76%	2.45%
Weighted average volatility factor	0.6	0.7	0.8
Weighted average expected life	4.25 years	4.3 years	3.2 years

f)	Pensions

Defined contribution plans

Total contributions charged to income for defined contribution plans was $13.8 and $21.7 for the years ended December 31, 2002 and 2003, respectively.

Defined benefit plans

Plan benefits are primarily based on the employee’s compensation during the last three to five years before retirement and the number of years of service.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The cost of these defined benefit plans for the years ended December 31, 2001, 2002 and 2003 can be analyzed as follows:

	Years ended December 31,
Gain / (cost)	2001	2002	2003
Components of net benefit cost
Service cost	$(6.3)	$(10.2)	$(11.7)
Interest cost	(3.7)	(5.6)	(7.1)
Expected return on assets	3.4	5.6	5.6
Amortization of prior service cost	(0.1)	(0.2)	(0.1)
Amortization of loss / (gain)	—	0.2	(1.2)
Plan closure	—	(0.4)	2.8

Net benefit cost	$(6.7)	$(10.6)	$(11.7)

The following weighted average assumptions were utilized in determining the funded status of the Company’s defined benefit pension plans:

	Years ended December 31,
	2001	2002	2003
Discount rate	5.70%	5.52%	5.30%
Long-term rate of compensation increase	3.30%	3.44%	2.89%
Long-term rate of return on funded assets	8.20%	8.06%	8.03%

The changes in the actuarial assumptions reflect movements in interest rates, salary increases, and expected rates of return in the respective local countries where the benefit plans reside. These assumptions are used in the actuarial calculation of the benefit obligation and fair value of plan assets for the following year.

The changes in status of the Company’s defined benefit plans for the years ended December 31, 2001, 2002 and 2003 are reported in the tables below.

	Years ended December 31,
	2001	2002	2003
Change in plan assets
Fair value at January 1	$24.2	$58.5	$66.1
Actual return on assets	(4.6)	(7.4)	13.3
Foreign exchange rate changes	(0.1)	5.6	8.4
Employer contributions	5.1	10.7	16.8
Employee contributions	1.3	2.8	3.1
Benefits paid	(2.7)	(4.2)	(9.0)
Payments made directly to participants	1.5	—	—
Acquisitions & other	33.8	0.1	—

Fair value at December 31	$58.5	$66.1	$98.7

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The status of the Company’s defined benefit pension plans, both funded and unfunded, at December 31, 2001, 2002 and 2003 is reported in the tables below:

	Years ended December 31,
Gain / (cost)	2001	2002	2003
Change in benefit obligation
Benefit obligation at January 1	$(29.7)	$(84.4)	$(126.8)
Service cost	(6.3)	(10.2)	(11.7)
Interest cost	(3.7)	(5.6)	(7.1)
Plan amendments	(0.3)	—	—
Actuarial loss / (gain)	4.4	(10.4)	(14.3)
Benefits paid	2.7	4.2	9.0
Foreign exchange rate changes	1.0	(9.8)	(16.7)
Acquisitions & other	(52.5)	(10.6)	1.4

Benefit obligation at December 31	$(84.4)	$(126.8)	$(166.2)

The funded status of the defined benefit plans and amounts recognized in the Consolidated Balance Sheets consist of the following:

	Years ended December 31,
	2001	2002	2003
Prepaid Benefit Cost	$1.3	$2.4	$—
Accrued Benefit Liability	(27.2)	(40.4)	(46.8)
Intangible Asset	—	—	1.2
Accumulated Other Comprehensive Income	0.8	2.0	6.0

Net Amount Recognized	$(25.1)	$(36.0)	$(39.6)

As at December 31, 2003, the expected future benefits to be paid over the next five years and in aggregate for the succeeding five years thereafter translated at closing exchange rates as at December 31, 2003 are as follows:

				United	United	Weighted
	Belgium	France	Japan	Kingdom	States	Average
2004	$1,056	$299	$56	$1,223	$500	$3,134
2005	—	—	58	1,592	500	2,150
2006	—	441	59	2,485	500	3,485
2007	—	205	60	5,126	500	5,891
2008	—	679	61	6,895	500	8,135
2009-2014	—	8,568	324	44,068	2,500	55,460

Total	$1,056	$10,192	$618	$61,389	$5,000	$78,255

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The major asset categories for the defined benefit pension plan at December 31, 2003 are as follows:

		United	United	Weighted
	Belgium	Kingdom	States	Average
Actual allocation
Equity securities	0%	32%	46%	34%
Debt securities	100%	65%	24%	58%
Real Estate	0%	0%	0%	0%
Other (e.g. cash)	0%	3%	30%	8%
Total	100%	100%	100%	100%
Target allocation
Equity securities	0%	32%	46%	34%
Debt securities	100%	68%	24%	60%
Real Estate	0%	0%	0%	0%
Other (e.g. cash)	0%	0%	30%	6%
Total	100%	100%	100%	100%

The defined benefit plans in France and Japan are unfunded.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The expected rate of return on plan assets by asset category are as follows:

		United	United	Weighted
	Belgium	Kingdom	States	Average
Expected return on plan assets
Equity securities	8.00%	8.00%	9.00%	8.19%
Debt securities	5.25%	5.00%	5.50%	5.10%
Real Estate	7.00%	7.00%	7.50%	7.10%
Other (e.g. cash)	3.00%	3.00%	3.00%	3.00%
Total	5.25%	8.00%	7.00%	7.73%

g)	Related Party Transactions

France Telecom, SITA, Reuters and Radianz are considered to be related parties of the Company for the years ended December 31, 2001, 2002 and 2003.

Details of related party transactions with France Telecom, SITA, Reuters and Radianz for the year ended December 31, 2001, 2002 and 2003 are set out in Note 25. Details of related party transactions with France Telecom for the period from January 1 to June 29, 2001 are set out below, Details of related party transactions with France Telecom for the period from June 29, 2001 to December 31, 2001 are set out in Note 25. Details of related party transactions with SITA, Reuters and Radianz for the period from June 29, 2001 to December 31, 2001 are set out below.

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

Radianz and Reuters

In the normal course of business, the Company earned revenues from Radianz for providing core-bandwidth and other services totaling approximately $40.5 for the period from June 29 to December 31, 2001.

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

These agreements require FTLD to sell switched voice minutes, bandwidth and IP connectivity to GPS, combining FTLD’s resources with the resources owned by the LSSUs for which FTLD is invoiced by the LSSUs. Under these agreements, all costs invoiced by FTLD, as well as the central function costs, including global products, global sales, finance and corporate services, were accounted for within GPS. The LSSUs then purchased their manufactured global products and services from GPS. The net effect of these agreements totaled $64.6 for the period ended June 29, 2001, which is recorded as a reduction of cost of revenues in the combined Consolidated Statements of Operations.

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

h)	Segment Disclosure

The effect of the France Telecom Transactions and the disposal of Equant Application Services when combined with the Company’s reorganization of its management according to function and specialization, rather than geographic or divisional reporting lines, resulted in the Company having a single operating segment for the period subsequent to June 29, 2001, although revenues continue to be measured by lines of business.

Revenues by Lines of Business

The following table presents revenue by line of business:

	Years ended December 31,
	2001	2002	2003
Network Services	$1,100.8	$1,567.1	$1,607.1
Integration Services	292.5	453.4	476.6
Other services	345.4	238.9	224.2
SITA network contract	268.4	713.7	641.0
Card and Carrier services	95.4	—	—

	$2,102.5	$2,973.1	$2,948.9

Revenues split by Products and Services

	Years ended December 31,
	2001	2002	2003
Service revenues	$1,961.2	$2,838.0	$2,779.6
Product revenues	141.3	135.1	169.3

	$2,102.5	$2,973.1	$2,948.9

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Geographic Information

The following table presents revenue by region, based on country of invoice origin:

	Asia
Years ended	Pacific	Americas	Europe	Total
December 31, 2003
Revenues from external customers	$146.6	$626.7	$2,175.6	$2,948.9
As a percentage of total revenues	5.0%	21.3%	73.7%
December 31, 2002
Revenues from external customers	$135.9	$689.8	$2,147.4	$2,973.1
As a percentage of total revenues	4.6%	23.2%	72.2%
December 31, 2001
Revenues from external customers	$113.1	$556.2	$1,433.2	$2,102.5
As a percentage of total revenues	5.4%	26.4%	68.2%

Reliance on Major Customers

The following table presents sales of services and products to customers that represent over 10% of revenues:

		France
Years ended	SITA	Telecom	Other	Total
December 31, 2003	$641.0	$372.0	$1,935.9	$2,948.9
As a percentage of total revenues	21.7%	12.6%	65.7%
December 31, 2002	$714.0	$296.3	$1,962.8	$2,973.1
As a percentage of total revenues	24.0%	10.0%	66.0%
December 31, 2001	$345.5	$167.6	$1,589.4	$2,102.5
As a percentage of total revenues	16.4%	8.0%	75.6%

i)	Guarantees

The Company has entered into agreements that contain features which meet the definition of a guarantee under FIN 45. FIN 45 defines a guarantee as a contract that contingently requires the Company to pay a guaranteed party as a result of changes in an underlying asset, liability or equity security of the guaranteed party or a third party’s failure to perform under a specified agreement. As at December 31, 2003, the fair value of the Company’s outstanding guarantees subject to the recognition and measurement provisions of FIN 45 was insignificant. A description of the major types of the Company’s outstanding guarantees as at December 31, 2003 is provided below.

Lease guarantees

The Company has guaranteed lease commitments to third parties in respect of sites that may be sublet by the Company to third parties. These amounts are included in the guarantees disclosed in Note 24, but are shown net in the amount of future lease commitments. The Company generally has the ability to attempt to recover such lease payments from the defaulting party through rights of subrogation. Historically, the Company has not made any significant payments under these types of guarantees and no liability has been recorded with respect to the lease guarantee as of December 31, 2003.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Performance guarantees

Under many of its contracts with customers, the Company is obliged to meet certain service levels and performance targets for their subcontractor performances. These types of guarantees typically have definite terms and generally require the Company to compensate the other party for certain damages and costs incurred as a result of default. The maximum amount of future payments that the Company could be required to make under these performance targets is material, however the nature of the performance guarantee generally prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers. Historically, the Company has not made any significant indemnification payments under such agreements and as at December 31, 2003, no amount has been accrued.

Financial guarantees

Financial guarantees provided by the Company relate primarily to a letter of support to Radianz for the next 12 months. The maximum potential amount of future payments, which the Company may be required to be make under this guarantee, is $15.0 and has been included in the guarantees disclosed in Note 24. At December 31, 2003, Radianz has not required any such financial support from the Company. No liability has been recorded with respect to the financial guarantee as of December 31, 2003 as management believes the fair value of the guarantee to be nil.

Indemnifications

From time to time, the Company enters into indemnification agreements with certain contractual parties in the ordinary course of business, including agreements with lessors, customers and certain vendors. All such indemnification agreements are entered into in the context of the particular agreements and are provided in an attempt to properly allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Although the maximum amount of future payments that the Company could be required to make under these indemnification agreements is material, management believes that the Company maintains adequate levels of insurance coverage to protect the Company with respect to most claims arising from such agreements and that such agreements do not otherwise have value separate and apart from the liabilities incurred in the ordinary course of the Company’s business. Historically, the Company has not made any significant indemnification payments under such agreements and no significant amount has been accrued in the accompanying Consolidated Financial Statements with respect to the contingency associated with these guarantees. No liabilities have been recorded with respect to such indemnification agreements as of December 31, 2003.

From and after the closing of the Contribution Agreement, and subject to certain limitations, the Company, France Telecom and Atlas agreed to indemnify and hold harmless each other party for certain losses or other claims arising from or in connection with any breach of warranty, representation or other covenant or obligation under the Contribution Agreement or for any untrue statement of material fact or omission to state a material fact with respect to information provided by or concerning such party in certain documents in connection with the transactions. Liability (for indemnification or otherwise) with respect to a breach of any representation or warranty is subject if true for each party to a minimum per-claim amount of $1 million and a deductible of $115 million. The aggregate liability of France Telecom and Atlas for indemnification is capped at $1.5 billion, while our liability for indemnification is capped at $3 billion. The Company has the option to pay any net amounts owing to France Telecom in respect of the Company’s indemnification obligation in cash or, in certain circumstances, in new Equant ordinary shares. No liabilities have been recorded with respect to such indemnification agreements as of December 31, 2003.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The Company and SITA agreed to indemnify and hold harmless each other for any claim asserting any willful or deliberate breach of the Services Agreement or any claim brought by a third party arising from the marketing or provision of the network services under the Services Agreement.

No claim under the Services Agreement shall exceed the total service charges payable by SITA pursuant to the Services Agreement in respect of the 12 months immediately preceding the date on which the last claim arises; provided, however, that neither the Company nor SITA exclude or limit liability for the following: (i) death or personal injury caused by the Company’s or SITA’s negligence; (ii) real property claims caused by the Company’s or SITA’s negligence; (iii) any claim for which either the Company or SITA have been indemnified under the Services Agreement; (iv) either the Company’s or SITA’s failure to claim any invoiced amount validly owing to either the Company or SITA, respectively, for performance under the Services Agreement; (v) fraudulent misrepresentation; (vi) any breach of obligations implied by Section 12 of the Sale of Goods Act 1979 or Section 20 of the Supply of Goods and Services Act 1982; (vii) any claim relating to the infringement of intellectual property rights; (viii) any claim relating to the breach of either the Company’s or SITA’s confidentiality obligations as detailed in the Services Agreement; (ix) to the extent a limitation is not permitted by law; or (x) willful or deliberate serious and significant breach of the Services Agreement.

j) Valuation Allowances

Set out below is an analysis of the movement in bad debt provisions and deferred tax allowances under French GAAP, over the three years ended December 31, 2003.

	Bad debt	Deferred tax
	provision	allowance
Balance at January 1, 2001	$88.0	$459.9
Utilized	(22.3)	(25.7)
Charged to costs and expenses	46.9	—

Balance at December 31, 2001	112.6	434.2
Utilized	(39.7)	—
Charged to costs and expenses	28.1	120.3

Balance at December 31, 2002	101.0	554.5
Utilized	(29.5)	—
Charged to costs and expenses	0.1	70.9

Balance at December 31, 2003	$71.6	$625.4

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

k) Property, Plant and Equipment

Property, plant and equipment stated at cost less accumulated depreciation consist of the following:

	At December 31,
	2002	2003
Gross cost
Owned land and buildings	$1.3	$2.2
Leasehold improvements	212.0	243.4
Network assets	1,960.8	2,143.4
Computer equipment	249.1	334.8
Office equipment, furniture and motor vehicles	90.3	107.3
Assets in course of construction	64.9	58.1
Software applications	268.3	372.5

	2,846.7	3,261.7
IRUs	185.5	208.0

	$3,032.2	$3,469.7
Accumulated depreciation	$(1,725.9)	$(2,299.7)

Net book value	$1,306.3	$1,170.0

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

New accounting pronouncements

•	In November 2002, the Emerging Issues Task Force reached consensus on EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor non performance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of this Issue become effective for fiscal periods beginning after June 15, 2003. The Company does not anticipate that adoption of this Issue will have a material impact on its results of operations, financial position or cash flows.

•	In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations.

•	In May 2003 the Financial Accounting Standards Board issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, (SFAS 150). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The changes in this statement will result in a more complete depiction of an entity’s liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. The majority of the instruments within the scope of SFAS 150 are to be measured initially and on a continuous basis at fair value, with offsets being charged to the Consolidated Statements of Operations. SFAS 150 is effective for financial instruments issued or modified after March 31, 2003. No such instruments within the scope of this Statement were issued or modified by the Company since March 31, 2003 and until December 31, 2003. Financial instruments existing before March 31, 2003 are subject to this Statement beginning on January 1, 2004 for the Company. The Company does not expect any impact on its results of operations and financial position for financial instruments existing before March 31, 2003.

In May 2003, the EITF reached a consensus on EITF 01-8 “Determining Whether an Arrangement Contains a Lease”, relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13 Accounting for Leases, should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. This consensus is effective prospectively for contracts entered into or significantly modified after January 1, 2004. The Company does not expect the adoption of this consensus to have any impact on its results of operations, financial position and cashflows.