Form 20-F
period 2004-12-31
EQUANT NV
filed 2005-05-23
CIK 1064531

As filed with the Securities and Exchange Commission on                                          2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

Commission file number: I-14844

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

Ordinary Shares, nominal value euro 0.01 per share	282,926,881
Convertible Preference Shares, nominal value euro 0.01 per Share	10,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☑ Item 18 ☐

TABLE OF CONTENTS

Forward-looking statements
Presentation of financial information

In this document, the “Company,” “Equant,” “we,” “us,” and “our” refer to Equant N.V. The “Network” refers to the network we operate.

FORWARD-LOOKING STATEMENTS

Some of the statements in this document are forward-looking. These forward-looking statements include statements in “Item 4. Information on the Company” relating to competition, trends and anticipated developments in the industry, an anticipated combination between Equant and France Telecom, and the data network services market. These forward-looking statements also include statements in “Item 11. Quantitative and Qualitative Disclosure About Market Risk” and statements relating to our performance in “Item 5. Operating and Financial Review and Prospects.” In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by or on behalf of us. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may,” “will,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “continues,” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include (i) the potential that a recent Combination Agreement approved by our Management and Supervisory Boards and subject to approval by a majority of our Shareholders at an extraordinary general meeting to be held on May 24, 2005, that would allow our majority shareholder, France Telecom, to purchase substantially all of our assets, assume of all of our liabilities, and pay us a cash amount to be distributed to our Shareholders may fail to successfully conclude; (ii) adverse effects of our relationship with France Telecom as a major customer and supplier that may result if the combination with France Telecom does not conclude, including the effects on our relationship with SITA or other indirect sales channels; (iii) the adverse effects that may occur if the Network succumbed to an intentional or unintentional disruption; (iv) the effect of, and changes in, regulation and government policy; (v) the effects of competition; (vi) the successful development and acceptance of our new products and services; (vii) the broad effect of technology changes in the communications and information technology sector; and (viii) our success at managing the risks of the foregoing.

All forward-looking statements in this document are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf in this document or otherwise. In addition, please note that the matters set forth under the caption “Risk Factors” constitute cautionary statements identifying important factors with respect to these forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

We publish our consolidated financial statements in U.S. dollars. As used in this document, “U.S. dollar,” “dollar” or “$” means the currency of the United States of America, and “euro” or “ € ” means the euro. Unless otherwise indicated, the financial information relating to Equant contained in this annual report has been prepared in accordance with accounting principles generally accepted in France (French GAAP), which differs in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 30 to our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 (together with the notes thereto, the “Consolidated Financial Statements”) included elsewhere in this annual report on Form 20-F for a description of the significant differences between French GAAP and U.S. GAAP, as they relate to us, and a reconciliation of net income, shareholders’ equity, and our financial position to U.S. GAAP. Certain financial information relating to Global One, which is contained in this annual report, has been prepared in accordance with U.S. GAAP.

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

The selected French GAAP consolidated financial data for each of the years in the five-year period ended December 31, 2004 have been derived from the Consolidated Financial Statements and the notes thereto found elsewhere in this document and the Company’s historical consolidated financial statements and related notes. The financial statements for the year ended December 31, 2000 were audited by PricewaterhouseCoopers, independent auditors. The financial statements for the years ended December 31, 2001 and 2002 were audited by PricewaterhouseCoopers LLP and Ernst & Young LLP, independent auditors. Deloitte and Touche LLP, independent registered public accounting firm, audited the financial statements for the years ended December 31, 2003 and 2004, as indicated in their report found in Item 17 of this document.

The selected U.S. GAAP combined financial data for the year ended December 31, 2000 have been derived from the combined financial statements of Global One, which were audited by RSM Salustro and Ernst & Young Audit, independent accountants.

The following tables present selected financial and other data as of and for each of the years in the five-year period ended December 31, 2004.

Selected Financial Data Presented In Accordance With French GAAP:

	Year ended December 31,
	2004 (8)	2003	2002	2001(2)	2000(1)
	(U.S. dollars in millions, except share and per share)
Consolidated statement of operations data:
Sales of services and products	$2,913.9	$2,948.9	$2,973.1	$2,390.7	$1,473.4
Operating profit/(loss)	(375.0)	(275.9)	(383.9)	(267.0)	15.5
Net loss from continuing operations	(274.2)	(356.2)	(589.7)	(387.2)	(47.6)
Discontinued operations	—	—	—	10.8	(0.3)
Net loss	(274.2)	(356.2)	(589.7)	(376.4)	(47.9)
Basic and diluted net loss per share (5)
Loss from continuing operations	(0.94)	(1.22)	(2.01)	(1.56)	(0.24)
Discontinued operations, net of tax	—	—	—	0.04	—
Net loss per share	(0.94)	(1.22)	(2.01)	(1.52)	(0.24)
Weighted average number of shares, (thousands) basic and diluted (5)	292,904	292,729	292,706	247,986	201,503
Consolidated balance sheet data:
Cash and cash equivalents	$404.4	$330.1	$452.2	$385.8	$53.5
Accounts receivable and other current assets	977.8	1,234.0	1,277.5	1,561.9	547.2
Non-current assets	1,021.3	1,295.9	1,464.5	1,771.4	1,106.2
Total assets	2,403.5	2,860.0	3,194.2	3,719.1	1,706.9
Current liabilities	1,037.2	1,189.7	1,291.8	1,305.8	445.9
Long-term liabilities (8)	126.5	141.2	124.4	135.4	519.0
Minority interests	0.3	0.5	0.7	0.4	0.4
Capital stock	3.3	3.3	3.3	3.3	2.4
Total shareholders’ equity	1,239.5	1,528.6	1,777.3	2,277.5	741.6
Total liabilities and shareholders’ equity	2,403.5	2,860.0	3,194.2	3,719.1	1,706.9
Other financial data:
Net cash flow provide by (used in) operating activities	$53.6	$312.4	$383.1	$(117.4)	$69.2
Net cash flow used in investing activities	(125.2)	(282.4)	(367.8)	(129.2)	(620.4)
Net cash flow provided by (used in) financing activities	151.8	(156.7)	50.4	574.8	400.9
Operating result before depreciation, amortization, share plans and restructuring and integration (6)	132.3	291.6	192.0	135.3	177.1

Selected Financial Data Presented In Accordance With U.S. GAAP:

	Year ended December 31,
	2004	2003	2002 (7)	2001 (4)	2000 (3)
	(U.S. dollars in millions, except share and per share)
Consolidated statement of operations data:
Sales of services and products	$2,913.9	$2,948.9	$2,973.1	$2,102.5	$1,131.7
Operating loss	(516.6)	(451.1)	(2,938.5)	(8653.2)	(793.7)
Net loss from continuing operations	(420.8)	(499.4)	(3,105.7)	(8726.8)	(839.0)
Discontinued operations	—	—	—	14.5	—
Net loss	(420.8)	(499.4)	(3,105.7)	(8712.3)	(839.0)
Basic and diluted net loss per share (5)
Loss from continuing operations	$(1.49)	$(1.77)	$(10.99)	$(46.27)	$(10.41)
Discontinued operations, net of tax	—	—	—	0.08	—
Net loss per share	$(1.49)	$(1.77)	$(10.99)	$(46.19)	$(10.41)
Weighted average number of shares (thousands), basic and diluted (5)	282,904	282,729	282,706	188,614	80,617
Consolidated balance sheet data:
Cash and cash equivalents	$404.4	$330.1	$452.2	$385.8	$40.6
Accounts receivable and other current assets	977.8	1,234.0	1,245.7	1,560.3	916.6
Non-current assets	1,027.8	1,454.3	1,633.4	4,294.7	4,908.0
Total assets	2,410.0	3,018.4	3,331.3	6,240.8	5,865.2
Current liabilities	1,044.3	1,217.3	1,303.7	1,288.5	1,392.3
Long-term liabilities	138.9	205.2	186.6	234.0	21.5
Minority interests	0.3	0.5	0.7	0.4	—
Capital stock	3.3	3.3	3.3	3.3	—
Total shareholders’ equity	1,226.5	1,595.4	1,840.3	4,717.9	4,451.4
Total liabilities and shareholders’ equity	2,410.0	3,018.4	3,331.3	6,240.8	5,865.2
Other financial data:
Net cash flow provided by/ (used in) operating activities	$53.6	$167.1	$242.2	$(937.7)	$(555.3)
Net cash flow used in investing activities	(125.2)	(282.4)	(367.8)	(33.9)	(342.0)
Net cash flow provided by/ (used in) financing activities	151.8	(11.4)	191.3	1,313.1	869.7

(1)	Includes the results of Equant only.

(2)	Includes the results of Equant for the twelve months ending December 31, 2001 and Global One for the period from June 30, 2001 to December 31, 2001.

(3)	Includes the results of Global One, which included the Global One carrier and calling card services with Global One as the primary obligor.

(4)	Includes the results of Global One for the twelve months ending December 31, 2001 and us for the period from June 30, 2001 through December 31, 2001. Global One’s carrier and calling card services are included with Global One as the primary obligor from January 1, 2001 to June 29, 2001 and from June 30, 2001 are included in the results with us undertaking the services as an agent of France Telecom.

(5)	Basic net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during each period. Under U.S. GAAP, the weighted average number of shares outstanding in 2000 is deemed to be the actual number of shares issued by us in exchange for the contribution of Global One on June 29, 2001 given that Global One did not have consolidated capital stock as it was a combined entity.

(6)	“Operating result before depreciation, amortization, share plans and restructuring and integration” should be considered only in conjunction with all of the information in the Selected Financial Data as well as the Consolidated Financial Statements. You should not consider it to be an alternative to operating profit/loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity, and it is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. We consider it to be an effective measure of performance as it excludes certain variables that affect net income (including restructuring activities, asset bases, depreciation policies, financing activities, and tax regimes) but may not be directly related to all financial aspects of our operations.

(7)	Under U.S. GAAP, effective January 1, 2002, we adopted the fair value recognition provisions of, SFAS No. 123 “Accounting for Stock-Based Compensation,” in accounting for our stock-based compensation plans. Prior to 2002, we applied the intrinsic value method (as permitted under SFAS 123), defined in, Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees,” and in related interpretations. Under the modified prospective method of adoption for SFAS 123 we selected under the provisions of SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” compensation cost recognized in 2002 is the same as what would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results for prior years have not been restated.

We also adopted, SFAS No. 142 “Goodwill and Other Intangible Assets,” with an effective date of January 1, 2002, and ceased to amortize goodwill from that date. Prior to 2002, goodwill was amortized on a straight-line basis over its estimated useful life.

(8)	On January 1, 2004, we changed our French GAAP accounting policy for pensions and post-retirement benefits to adopt CRC recommendation 2003-r-01. We recorded a cumulative adjustment in equity of $38.0 million to recognize the fair value of the assets and pension benefit obligations as at January 1, 2004. The new French GAAP policy requires the following: (a) using actuarial techniques to make a reliable estimate of the amount of benefit that employees have earned in return for their service in the current and prior periods; (b) discounting that benefit using the Projected Unit Credit Method in order to determine the present value of the defined benefit obligation and the current service cost; (c) determining the fair value of any plan assets; (d) determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that should be recognized; (e) determining the resulting past service cost where a plan has been introduced or changed, and; (f) determining the resulting gain or loss where a plan has been curtailed or settled.

RISK FACTORS

Our business is affected by a number of factors, not all of which are wholly within our control. Although many of the factors influencing our performance are market specific and likely to affect the performance of businesses generally, some aspects of our business make us particularly sensitive to certain areas of business risk. This section highlights some of those specific areas. However it does not purport to be an extensive analysis or disclosure and should be considered in addition to the other information presented in this document. Some risks, currently believed to be immaterial, could turn out to be material, and some risks may be unknown to us. This document also contains forward-looking statements that involve risks and uncertainties. Our business, turnover, profits, assets, liquidity, and capital resources may differ materially from the results anticipated in these forward-looking statements as a result of certain factors, including the risks we face. Unless otherwise noted, amounts and explanations of disclosures are in accordance with French GAAP.

We Have Entered Into A Combination Agreement With France Telecom, Pending Shareholder Approval, That May Be Prevented From Successfully Closing Due To Unforeseen Regulatory, Legal, Or Other Practical Obstacles

On February 9, 2005, our Supervisory and Management Boards signed a combination agreement with our majority shareholder, France Telecom, for France Telecom to purchase substantially all of our assets in exchange for the assumption of all of our liabilities and a cash payment. This combination agreement specifies that following the closing of this transaction, we will distribute the cash payment we receive from France Telecom to our Shareholders in substitution and satisfaction of their ownership interests in us, will suspend our shares from trading and delist from the New York Stock Exchange and the Euronext Paris, and will deregister from the U.S. Securities and Exchange Commission. An extraordinary general meeting is scheduled for May 24, 2005 for our shareholders to vote on the February 9, 2005 combination agreement, the selection of a liquidator, and our ultimate liquidation after the distribution of the cash proceeds from France Telecom to our shareholders among other items. While we expect to close this transaction in a timely manner, the transaction may not close due to unforeseen legal or regulatory matters.

If the Combination With France Telecom Does Not Successfully Close, The Interests Of France Telecom, Our Largest Shareholder, May Differ From The Interests Of Our Other Shareholders

If the transactions contemplated by our combination agreement with France Telecom do not successfully close, then France Telecom will still own a majority of our shares, and will have the ability to control us by determining matters submitted for a vote to our minority shareholders. France Telecom will also continue to have the right to control the appointment and removal of members of our Management Board and the majority of the members of our Supervisory Board. Given this possibility, France Telecom may also require our Management Board to submit specific matters to our Supervisory Board not specified by our Articles of Association and direct us to take actions, including related party transactions with France Telecom that we may not otherwise take. France Telecom’s interest in exercising these powers may not be consistent with the interests of our minority shareholders.

You May Face Difficulties In Protecting Your Shareholder Rights

Our Articles of Association and Dutch corporate law govern our corporate affairs. The rights of our shareholders and the responsibilities of our Supervisory Board of Directors are distinct from those established under the statutes or judicial precedent in U.S. jurisdictions. Our public shareholders might find it more difficult to protect their interests from actions of our management, supervisory directors, or controlling shareholders than they would as shareholders of a corporation incorporated in the United States. This is exemplified by France Telecom’s agreement to vote or cause to be voted at the upcoming extraordinary general meeting all of our shares it or its affiliates own in favor of the sale of our assets to it in accordance with the combination agreement. Because France Telecom or its affiliates own approximately 54.1% of the voting power of all our shares, the approval of the resolutions at the extraordinary general meeting approving this transaction is assured without the affirmative vote of any other shareholders.

Additionally, under our Articles of Association, once the general meeting of shareholders adopts our annual financial statements, the supervisory and management boards will not be liable with respect to the performance of their duties during the financial year concerned. This is the case unless the general meeting of shareholders makes an explicit reservation without prejudice to the Dutch law provisions. These provisions include those relating to the liability of members of supervisory and management boards upon the bankruptcy of a company under the Dutch Civil Code.

If the Combination With France Telecom Does Not Successfully Close, France Telecom Could Sell All Or Part Of Its Shares In Us That It Owns

If the combination is not completed, France Telecom would most likely re-evaluate our role within its overall corporate strategy. A contribution agreement signed by France Telecom, Atlas, and SITA on November 19, 2000 contains restrictions disallowing France Telecom from selling or disposing of more than 25% of our shares expires on June 29, 2005. France Telecom currently owns about 54.1% of our shares. Among other options, France Telecom could sell our shares and its controlling interest in us to a third party if it chose. In such an event, the proposed or actual sale of our shares could cause our share price to decline.

We May Require Additional Funding From France Telecom Or External Sources

As of December 31, 2004, we had $404 million in cash and cash equivalents, including $ 289 million deposited with France Telecom, which is available to us on demand.

Concurrent with the execution of our combination agreement with France Telecom, we entered into a $250 million revolving credit facility agreement with France Telecom. Under the revolving credit facility, we have access to a maximum of $250 million from France Telecom. Draw-downs are available in a variety of currencies during the period from February 9, 2005 until June 30, 2008. We may be required to make draw downs on this credit facility in the future, however no draw-downs have been made as of this date. Any amounts drawn down under the facility are repayable in the event that France Telecom ceases to hold at least 34% of our outstanding shares.

We Are Dependent On Our Ability To Exploit Technological Advances Quickly

We operate in an industry with a recent history of fast technological changes. We expect that new products and technologies will emerge and that existing products and services will develop further. Our ongoing success will depend, in part, on our ability to continually develop our services and products to exploit next generation technologies. We may not successfully identify new product opportunities, bring new products to market in a timely manner, keep abreast of our customers’ innovations or adapt our business to alternative delivery systems. Our inability to meet evolving industry standards and customer requirements could have a material adverse effect on our business, financial condition, or operating results.

We also depend on the ability and willingness of our suppliers to provide us with the level of service and technology required to offer services to our customers. Furthermore, we depend on our indirect sales channels’ ability and willingness to upgrade their technologies consistently in coordination with us. Their failure to do so may adversely affect our ability to service our customers effectively and lead to the loss of customers and revenues.

Our Transformation Strategy, Focusing On Significant Growth In Our Integrated Services and Solutions Offerings May Not Be Successful

We are implementing a transformation strategy to offer new products, services, markets, and culture as well as enter into new partner and distribution relationships to galvanize our growth. We expect to grow by expanding our portfolio of service offerings comprised of our consulting, project management, integration, messaging and security services, and to combine them with our network services to provide our customers with integrated network and IT infrastructure solutions. The expansion and integration of these service skills within our organization require substantial financial, operational, and management resources. In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that we will meet our growth targets in these new areas. If our transformation strategy is unsuccessful, we may be unable to achieve our goal of becoming profitable.

Our Entry In The Outsourcing Market May Not Be Profitable

As we actively pursue opportunities in the communications infrastructure outsourcing market, we face the risk of reduced short-term profitability resulting from initial high operating and capital expense required in the first two years to deliver service to new customers. Our success in this market depends on our ability to integrate complex customer environments with a mixture of different technologies; manage our vendors efficiently; reduce the customers’ cost of operating their communications services; and successfully migrate our customers’ communications systems to our virtual private network. If we are unable to successfully manage all of these factors, we face the risk of incurring additional losses. Moreover, if we are successful in winning multiple outsourcing projects, we may not have the resources to properly and simultaneously manage multiple outsourcing contracts.

We Have A History Of Operating Losses

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

In 2004, we had revenues of approximately $2.9 billion, operating losses of $375 million and net losses of $274 million. As reported under U.S. GAAP, our 2004 revenues were approximately $2.9 billion, we incurred operating losses of $516 million and net losses of $421 million.

We cannot guarantee that we will achieve or maintain profitability by any measure or, if we do achieve profitability, that we will be able to sustain or increase it on a quarterly or annual basis in the future.

Our Stock Price May Be Volatile

Our stock price may be affected by a number of factors, including:

•	potential success or failure of the transactions contemplated in our combination agreement with France Telecom;

•	France Telecom’s controlling stake in us;

•	actual or anticipated fluctuations in our operating results or those of comparable companies;

•	regulatory developments;

•	technological evolution;

•	general conditions in the global telecommunications sector or regional economies; or

•	price and volume fluctuations in the global stock markets.

Currency Fluctuations Affect Our Results

Currency fluctuations can significantly affect our results of operations and financial condition. We prepare our Consolidated Financial Statements in U.S. dollars. Since 2002 the dollar has lost value against the euro and against sterling. In 2002, the dollar lost 15.4% in value against the euro, and 10.8% against sterling. In 2003, this trend continued with the dollar declining by 16.2% against the euro, and 10.1% against sterling and reaching a low point against both currencies around year-end. In the first half of 2004, the dollar increased in value against the euro, while depreciating against sterling. In the second half of 2004 the dollar resumed its longer term downward trend against all major counterparts, resulting in net losses for the year of 6.9% against the euro and 9.5% against sterling. In 2004, foreign exchange had a positive effect on revenues of approximately $82 million and a negative impact of approximately $165 million on costs.

In addition, translation adjustments have in the past and will continue to materially impact our balance sheet. These adjustments increased our shareholders’ equity by $89.5 million, $107.4 million, and $20.3 million in 2002, 2003, and 2004 respectively. The change in shareholders’ equity in each year resulted primarily from the conversion of local Network assets, held in the currency of the countries in which they are located, into U.S. dollars.

We May Experience Network Or Systems Failures Or Interruptions

Among other factors, our business is dependent upon our ability to transfer substantial volumes of data quickly. Any significant failure or interruption of such data transfer could have a material adverse effect on our business. Such interruptions could be caused either accidentally or intentionally. Unauthorized use of the network by hackers or others could also potentially jeopardize the security of confidential information that our customers store or transmit. In such instances, we may be liable to our customers, although our customer contracts generally relieve us from liability for consequential damages. The threat of unauthorized use may also deter potential customers. We continue to implement what we believe to be industry-standard security and service continuity protection measures, including the physical protection of our plant and equipment. Our competitors and we have taken similar measures in the past, but these measures have from time to time been circumvented. Our security measures could be circumvented in the future. Addressing security problems may require interruptions, delays or cessation of services to our customers, and additional resources. Our customers could cancel their services if they perceive our Network as being more vulnerable than our competitors, or if we experience significant Network disruptions.

We Are Dependent Upon Our Suppliers

We lease transmission capacity from a wide range of suppliers, both to link customer premises to the Network and for other transmission needs. We have at times experienced delays in receiving the transmission capacity we need from suppliers. We may not be able to obtain these services in the future at a reasonable cost and within a reasonable time. If we fail to obtain transmission capacity on a timely basis and at an affordable price in a particular jurisdiction, or if there is any prolonged interruption to local access services, or if one of our suppliers fails to honor its obligations to us, our business, financial condition, or results of operations could be adversely affected. We continually negotiate with a variety of suppliers in order to reduce our dependency on individual vendors. We rely on a small number of suppliers (mainly Nortel Networks and Cisco) for the network assets such as routers and switches we need to operate the Network. We use networking components that are based on industry standards so that alternate sources of comparable equipment exist. However, our suppliers also sell products to our competitors and may become competitors themselves. Our suppliers might enter into exclusive arrangements with our competitors or might stop selling their products to us on commercially reasonable terms or at all. If we are required to seek alternate suppliers, we would likely experience delays in obtaining the requisite equipment and pay higher prices for such equipment. We believe that it is unlikely that delays caused by switching to alternate suppliers or by the suppliers themselves would adversely affect the provision of services to our customers. However, we do believe that such delays would be likely to increase the costs of maintaining the Network.

We purchase capacity on major international routes where it is economically sensible to do so. The long-term agreements we have entered into (known as Indefeasible Rights of Use or IRUs) to date qualify as capital leases and typically involve the prepayment of all lease costs. These payments are included in long-lived assets on our balance sheet. Should the owner of the capacity fail to honor its contractual commitments, we would be required to impair the asset and need to record an onerous contract provision for the operating and maintenance fees we are contractually obligated to pay for the remaining lease term, but would, in any event, lose the capacity. This could result in our inability to service customers in part or in full, as well as the recognition of asset impairment.

We Are Dependent On SITA, Our Largest Customer and Indirect Sales Channel

In 2004, SITA accounted for approximately 19%, or $550 million, of our revenues. SITA is by far our largest customer and indirect sales channel. SITA derives its revenues almost exclusively from the air transport community. Ties between SITA and the air transport community are strong, since members of that community own SITA. The commercial airlines are not, however, required to use SITA for their communications needs. The ongoing economic downturn in the air transport industry has already reduced SITA’s spending with us, and we may experience further significant reductions in SITA revenues that could adversely affect our business, financial condition, or results of operations if we are unable to generate new revenues from other sources.

We Are Dependent On France Telecom, Our Second Largest Customer

France Telecom, our second largest customer, accounted for approximately 16%, or $451 million, of our revenues in 2004. Any significant reductions in France Telecom revenues could adversely affect our business, financial condition, or results of operations if we are unable to generate comparable new revenues from other sources. None of our other customers (other than SITA) accounted for more than 3% of our revenues in 2004. If the transactions contemplated by the Combination Agreement with France Telecom do not close for any reason, France Telecom is likely to reevaluate our position within its group and our commercial relationship with France Telecom to potentially divest its ownership of us and reduce or sever its commercial ties to us. See “If the Combination With France Telecom Does Not Successfully Close, The Interests Of France Telecom, Our Largest Shareholder, May Differ From The Interests Of Our Other Shareholders,” earlier in this Item.

We Are Currently Dependent Upon Sales Through Indirect Channels

Indirect channel sales are an important element of our business. The term “indirect channels” refers principally to Sprint, Deutsche Telekom, and other incumbent operators. These indirect channel entities sell our services in specified regions or market sectors, generally under rebranding arrangements. Sales through indirect channels other than SITA totaled $321 million or 11% of our revenues in 2004, compared to $345 million, or 12%, of our revenues in 2003. Overall annual revenues from these indirect sales channels decreased by $44 million in 2004 as compared to a $70 million decrease in 2003. Revenues from these other indirect sales channels will likely continue to decline.

We Face Uncertain And Changing Regulatory Restrictions

Various restrictive laws, policies, and licensing requirements in the telecommunications and data network services industries may affect our business operations because they potentially establish regulatory and market access barriers. In our major revenue generating countries, most of our current and future services are de-regulated, and in some cases, no license is required. In most of the jurisdictions in which we operate, however, we generally must obtain licenses or enter into arrangements with locally licensed operators. Our ability to provide services in those jurisdictions depends on the continued availability and effectiveness of those licenses or arrangements.

In addition, some restrictive telecommunications laws and practices give rise to constraints, risks, and uncertainties. Uncertainty regarding the regulatory status of managed data networks and other services may affect our ability to offer our full portfolio of services in certain jurisdictions, particularly in emerging markets. In these jurisdictions, we also risk changes in the regulatory environment or in our regulators perceptions of us as our activity level increases. Consequently, we may be subject to fines or other enforcement actions or onerous licensing obligations. We may also be required to disconnect customers or introduce new services at a more cautious pace than might otherwise be the case without regulatory burdens. Our business, financial condition, or results of operations could be materially adversely affected if any of these events were to occur.

Our Industry Is Highly Competitive

We expect competition in the data network, integrated, and communications outsourcing services market to continue to increase as nations further liberalize their telecommunications markets; the data network industry consolidates; multinational corporations (MNCs) opt to outsource their communications needs to reduce their costs; new technologies emerge; and excess domestic and international transmission capacity continues to saturate the market.

We expect these factors to continue to place severe downward pressure on the price of transmission capacity used to deliver our services. In addition, we will most likely face greater competition from competitors with significant financial and other resources.

To compete successfully, we must continue to make our operations more efficient and find new ways to bring value to our customers. There is a risk that we may be unable to maintain or expand our market share as competitive pressures increase. Failure to do so could harm our revenues, margins, and results of operations.

We May Lose Key Employees

Our continued success will depend upon the continued efforts of our senior management team and technical, financial, marketing and sales personnel, as well as our ability to attract, train, retain, and motivate additional highly skilled and qualified personnel. If we lose the services of key personnel or are unable to attract additional qualified personnel, this could adversely affect our business, financial condition, and results of operations.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

We provide global, integrated, and customized communications infrastructure solutions, comprised of data and Internet Protocol (IP) network products and value-added services, as well as network integration services through our numerous, globally dispersed subsidiaries. We deploy our own sales force in 40 key countries as well as using distributors, which include SITA, France Telecom Transpac, China Netcom, Japan Telecom, Sprint, and Deutsche Telekom. Our target customers are MNCs and international institutions such as Hanjin Shipping, Japan Tobacco International, Le Meridien Hotels, Ministry of Foreign Affairs — Netherlands, and Zurich Financial Services. Using our portfolio of value-added services and the seamless geographic reach of our Network, our customers can access their own company’s information and applications, as well as applications available from the Internet, anywhere in the world through direct connections from portable computers or other network access interfaces. In addition to data network services, we also provide communications services and solutions comprising consulting, project management, service management, integration services, and managed services, delivered by a core group of service professionals, engineers, and project managers. We also offer deployment services including the resale of network equipment and the worldwide staging and installation of local and wide area networks.

We are organized under the laws of The Netherlands. Our principal executive office is located at Heathrowstraat 10, 1043 CH Amsterdam, The Netherlands, and its telephone number is +31 20 606 9100. Our agent in the United States is Michael Berg, Senior Vice President, General Counsel and Secretary, 2355 Dulles Corner Boulevard, Herndon, Virginia 20171. We define a number of the telecommunications related terms we use in this document on page 28 in “ Glossary of Selected Telecommunications Terms.”

OUR HISTORY

The origins of our company date to 1949, when major airline companies from around the world formed Société Internationale de Télécommunications Aéronautiques, which is referred to herein as SITA, to provide communications and data processing services to the air transport industry. On March 3, 1995, SITA formed SITA Telecommunications Holdings N.V., which is referred to herein as STH. Later in 1995, SITA restructured its holdings in STH, distributing its stock in STH to a newly established Dutch foundation called the “SITA Foundation.” In October 1995, SITA and STH entered into a joint venture agreement providing for joint ownership, operation and management of the communication network and giving each of SITA and STH indefeasible and exclusive rights of access to the network. In 1998, STH changed its name to “Equant N.V.” We first offered our shares to the public in July 1998, with a listing on the New York Stock Exchange and the Bourse de Paris, now called Euronext Paris.

On November 19, 2000, we entered into a contribution agreement with France Telecom and its subsidiary, Atlas Telecommunications (subsequently renamed Atlas Services Belgium) to transfer France Telecom’s entire shareholding in Global One, a provider of data, voice and IP telecommunications services with a proprietary backbone network reaching more than 850 cities worldwide, to us in exchange for our newly-issued shares. Concurrently with this agreement, the SITA Foundation, then our largest shareholder, entered into a share purchase agreement with France Telecom pursuant to which SITA agreed to sell its entire shareholding in us to France Telecom.

Upon completion of these transactions, France Telecom became our majority shareholder with an approximate ownership of 54.3% of all of the issued and outstanding ordinary shares of us. At the same time, France Telecom issued to our shareholders (other than the SITA Foundation) one contingent value right, which is referred to herein as a Contingent Value Right (CVR), for each ordinary share held on June 28, 2001. Each CVR entitled its holder to receive a cash payment from France Telecom of up to €15 at maturity. The CVRs were paid by France Telecom on July 8, 2004 for an aggregate amount of €2,015 million. In addition, our articles of association were amended to reflect certain corporate governance arrangements agreed in the contribution agreement regarding France Telecom’s investment in us. These arrangements included, in each case for so long as France Telecom holds, directly or indirectly, at least 34% of our outstanding shares of capital stock, the following:

•	Representation on Equant’s Boards. France Telecom has the right to nominate five of the nine members of our Supervisory Board and one of the three members of our Management Board; and

•	Related Party Transactions. Neither France Telecom nor any of its affiliates may enter into any material contract, agreement or transaction with us, other than in the ordinary course of business and on an arms’-length basis that is no less favorable to us than a similar transaction with a third party, unless the contract, agreement or transaction has been approved unanimously by the independent directors of the Supervisory Board on the basis that it is in the interest of all of our shareholders and fair, from a financial point of view, to us and all of our shareholders.

See “Item 7. — Major Shareholders and Related Party Transactions” and “Item 10. Additional Information — Material Contracts” of our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Commission on May 12, 2004 for a detailed description of these and other related corporate governance arrangements.

On the same date, we entered into a number of agreements with France Telecom, through its Transpac subsidiary, which established the legal arrangements with France Telecom relating to the sale and support of our services in France. These agreements are described in “ Item 7. — Major Shareholders and Related Party Transactions — Arrangements with France Telecom” of our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Commission on May 12, 2004.

In November 2004, due to declining revenue trends in the telecommunications business overall, and in our own business in particular, our Management and Supervisory Boards began exploring various strategic alternatives. These alternatives included, among others, a standalone turnaround of the business through a focus on improving operating cash flows and a radical business transformation; a sale of the company to, or merger with, a strategic buyer; or engaging France Telecom in a buy-out of the minority shareholders.

On February 9, 2005, we entered into a definitive combination agreement with France Telecom pursuant to which we will sell to France Telecom all of our assets, other than (1) the consideration to be received by us from France Telecom pursuant to the combination agreement, (2) our rights under the combination agreement, (3) our employee option plan and the proceeds of any exercise of options thereunder, and (4) records relating to our corporate organization.

In exchange, France Telecom will (1) assume of all of our liabilities other than those relating to our obligations in respect to making a liquidating distribution to our shareholders of the consideration for the combination, withholding taxes, outstanding stock options, and agreements and covenants contained in the combination agreement to be performed by us, and (2) pay us €1,259,585,588.30, or approximately $1.6 billion, plus additional cash payments equal to the sum of the proceeds that are payable by us under the terms of the combination agreement in respect to outstanding stock options.

Our closing on the combination agreement is subject to several conditions, including the approval by our shareholders of the resolutions by our Management Board to enter into the combination agreement. Under the combination agreement, the resolutions will be validly adopted upon their approval by an absolute majority of the votes cast at the extraordinary general meeting scheduled for May 24, 2005. France Telecom has agreed to vote, or cause to be voted, all of the shares owned by it or its affiliates to approve the transactions contemplated in the combination agreement. Accordingly, given that France Telecom or its affiliates own our shares representing approximately 54.1% of the voting power of our shares, the approval of the resolutions at the extraordinary general meeting is assured without the affirmative vote of any other shareholders.

As promptly as practicable after the completion of the asset sale and pursuant to the combination agreement, we will make one liquidating distribution of money we received from France Telecom for our assets to our shareholders, which represents an implied consideration of €4.30 for each share. Once the money is distributed, we will liquidate, deregister and delist from the New York Sotck Exchange and Euronext Paris.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures”.

BUSINESS OVERVIEW

Our extensive global communications network and strong strategic partnerships enable us to serve customers around the world. Our global communications portfolio includes from desktop and network equipment and software, transport and connectivity, managed LAN (local area network) and IPVPN (internet protocol virtual private network) services, applications hosting, storage and security services, through to business transformation, outsourcing, and change management.

In 2004, we successfully expanded our services and outsourcing business while we continued to experience revenue erosion in our historic network businesses. In 2005, we will continue to adjust our processes and intensify our focus on delivering customized communications solutions to MNCs and international institutions as designed by our service professionals to fully manage all of the customers’ communications needs on an outsourced basis if desired.

Changes in Strategy and Business

Our strategy is to evolve from a network provider to a communications infrastructure solution provider. We believe that this transformation of our business is necessary to address the challenging and rapidly changing business environment in which we operate. Although market and technological evolutions have fueled a growing demand in volume for data networking, cheaper and more reliable IP solutions are becoming available to enterprises than those traditionally offered by us and our competitors. Moreover, new means of accessing computer networks such as DSL, high-speed wireless services, and broadband over cable, combined with existing network transmission overcapacity have resulted in very substantial price decreases. Concurrently, enterprise customers increasingly require differentiated levels of service and quality, advanced mobile computing services, and integration of a broad range of network and service components. A direct network point of presence is no longer a key requirement where DSL is available, and as a consequence, Virtual Private Network (VPN) providers like us are moving towards a variable cost environment with low barriers to entry and limited cost advantages derived from scale. As a result of these trends and the expected continued growth in Internet-based connectivity, low cost access technologies like DSL, and intense competition with increased pricing pressure not compensated by higher volumes, we believe that our addressable market for connectivity by way of traditional, legacy solutions will shrink substantially over the next several years. Consistent with this strategy to become a leading communications infrastructure solutions provider, we sold our 49 percent equity stake in Radianz, our joint venture with Reuters to provide extranet and related telecommunications services to the financial community, to Reuters in November 2004.

In light of these projected declines in pricing and in our addressable market, our intention is to transform our business by substantially reducing costs while growing our services business by increasing our focus on consulting, project management, and service management to deliver customized, integrated services to our customers. This new strategy will focus on (a) offsetting revenue lost in our core connectivity business by growing market share in adjacent segments and by capturing market growth in mobility and convergence, and (b) substantially reducing the fixed cost base of the connectivity business. We further expect that the decline in connectivity revenues can be partially offset by aggressively rolling out DSL, rationalizing our direct network points of presence and international backbone through outsourcing in non-contributive countries, and by progressively closing our legacy network when economically justified.

Changes in our Organization

In July 2004, we appointed Hervé Kauffmann as our new Chief Operating Officer (COO). In December 2004, we appointed Charles Dehelly as our new Chief Executive Officer (CEO) after our former CEO, Daniel Caclin resigned. Under Mr. Dehelly’s leadership, we substantially completed an internal reorganization, underscoring our reinvigorated focus on designing, delivering and managing profitable, customized, telecommunications solutions for our MNC customers. Our business is now organized into two divisions, each with its own profit and loss (P&L) accountability. Equant Network Services (ENS) focuses on traditional network services business and Equant Solutions & Services (ESS) focuses on our growing services business. These two business divisions are complemented by four sales channels supported by one marketing and one Customer Services & Operations (CS&O) function.

ENS

We have consolidated and formed Equant Network Services (ENS) to optimize the skills of our network professionals to meet the varied needs of our MNC customers. ENS is structured around three core P&L driven business units:

1.	VPN Business is expected to drive us to profitable growth by providing Global Enterprises Hybrid Network Solutions serving the unique needs of each and every customer location. The VPN Business portfolio includes our IP VPN Services, New Ethernet services, and Small Office Solutions based on ISP and DSL connectivity, as well as our traditional data services.

2.	Mobility Business is responsible for transforming and growing our Remote Access services with the new Equant Business Everywhere offering and will be expanding it into a full suite of Managed Mobile Services and Solutions.

3.	Voice and Video Business is responsible for leading our renewed delivery of voice services and developing our unique capabilities in IP Telephony and Voice over IP. This organization will also support the IP Video business to meet the growing need of video solutions in the market.

These core business units are supported by the following functions:

•	Circuit and Connectivity Management, which delivers reliable and cost-effective transmission infrastructure for both network and access.

•	Network Design and Deployment, which designs, engineers, and deploys cost-effective network platforms to meet the needs of the highly competitive and rapidly evolving network business.

•	Network Business Transformation and Innovation, which ensures continued design, development and lifecycle management of our and France Telecom’s Network Services portfolio and Customer Solutions. This function also supports the ENS division in the reshaping of its key business processes, including pricing, Direct, and Indirect Sales engagement.

•	Global Programs and Supplier Management, which ensures effective Global Supplier Management for robust, coherent, and cost-effective solutions with our prime suppliers for our customers.

ESS

We have consolidated our services skills into a newly created ESS division. ESS comprises four core business units in charge of growing our Solutions and Services business on a profitable basis:

1.	Equant Global Solutions (EGS) is responsible for the outsourcing business and for designated complex solutions.

2.	Integration Services (IS) is responsible for the integration business, covering customer managed solutions, Build-Operate-Transfer (BOT) solutions, field services as well as equipment sales.

3.	IT Services (ITS) is responsible for network-related IT services such as messaging, server management and security services.

4.	Professional Services (PS) is responsible for its 3 main service components consisting of consulting, project management, service management constituting the principle portion our solutions and services business.

EGS
Communications Infrastructure Outsourcing Services: Our outsourcing service offering to MNCs includes the management of all or part of the MNCs communications needs on a global, regional or local basis. Our outsourcing services include data services from WANs to LANs, voice services, mobility services, video services, hosting services, and the management of IT infrastructure supporting all networked applications, such as messaging and security applications. These services may include the transfer of assets, third-party contracts, and people for our customers. EGS skills and experts are organized into competence centers comprised of the following: joint opportunity assessment, due diligence, engineering and operations of end-state solutions, life cycle management, managed vendor services, and innovation development. Each outsourcing contract is managed by a fully dedicated Account Business Unit (ABU) that has complete responsible for contract execution and customer satisfaction.

IS
Globally connected through our worldwide support centers, our engineers and consultants are remotely able to deliver our integration services and manage the customers’ networks. Our integration services currently consist of the following:

•	Deployment Services. Our deployment services focus assist LAN Deployment, Cisco Router Deployment, and Nortel Integration Services to reduce the burden on our customer’s internal technical staff implementing international projects. These services also include the resale of network equipment, the staging and installation of LAN and WAN infrastructure, and the general supply of equipment.

•	Maintenance Services. Our maintenance services are provided locally with global coordination of support professionals in more than 80 countries and 200 service locations. Our Global Customer Support Centers manage any reported incidents via global fault management tools also used by our Network Management, Change Management, and Field Services functions.

•	Enterprise Remote Management. We provide remote management capabilities to address customers’ SNMP-based devices. Enterprise Network Management provides an out-tasked solution for customers seeking 24-hour proactive fault management of their network equipment and servers.

ITS
IT services include solutions related to the management of IT infrastructure supporting various applications such as:

•	Messaging Applications. We provide managed Microsoft Exchange, Lotus Notes, and Sun ONE messaging services, which include consulting, design, infrastructure optimization, deployment, migration, operation, and maintenance services.

•	Web Applications. We provide managed infrastructure services supporting web and thin client technologies. These include consulting, design, server consolidation, deployment, application integration, and the migration, operation and maintenance of Windows, Unix, and Linux platforms.

•	Security Applications. We provide managed services for security infrastructure components such as firewalls, antivirus, authentication, filtering and intrusion detection. These services include the consulting, design, deployment, migration, operation, and maintenance of major security related technologies.

PS
Through our Professional Services function, we take responsibility for every aspect of a customer’s information technology needs through consulting and project management. We have consultants who specialize in Security, Messaging and IP Telephony to assess a customer’s current and future requirements. We have established both project management and consultancy services as global business practices across the company to drive and grow our services business. PS consists of three skills-based practices of consulting, project management, and service management.

CS&O

CS&O supports and is accountable to ENS and ESS for costs, capital expenses, and delivery of best-in-class customer services and infrastructure operations. CS&O delivers network and field services, ensures service management, and provides customer service. We currently operate Global Customer Service Centers in Atlanta, London, Cairo, Sydney, and Rio, and maintain Global Network Management Centers in Reston, Paris, and Singapore.

The key responsibilities of CS&O include:

•	Customer Service Excellence: The customer service excellence function manages the customers and partner relationships. It promotes and develops customer service attitudes and enhances customer satisfaction through the customization of our processes via Customer Services Managers.

•	Field Operations & Integration Services: The Field Operations organization is responsible for delivering our services to end users.

•	Global Customer Services: Ensures customer satisfaction by offering a single interface for fault management processes and performance management to our customers. We work with customers wherever they may happen to be regardless of when they might require assistance.

•	Customer Implementation Management: We offer a single interface for delivery processes and performance management. We focus on data integrity and revenue collection, and we manage the delivery of services for all regions in which we operate.

•	Customer Network Operations: We provide life cycle management for standard, extended, and customized service layers, and manage all customer change implementations. We monitor and manage the performance of the network, focusing on continuous proactive improvement.

•	IT Operations & Security: We deliver our portfolio of value added services in Messaging and Hosting and Security (MHS) services, with the goal of being reliable, secure and cost-effective, while taking advantage of our extensive private data network and server centers. We further optimize our messaging, hosting and security services by focusing on increased productivity and opportunities for growth.

•	Customer Process Improvement: We align our processes and tools strategy across all customer and network facing operations and beyond.

Sales and Marketing

We sell our products and services through three direct sales channels, which we organized by region in 2004 into the Americas, Europe, and Asia Pacific. We also have one indirect channel including our relationship with SITA and France Telecom.

As of December 31, 2004, our sales force consists of 397 sales staff, compared with 471 sales staff as of December 31, 2003. We hire sales and technical personnel experienced in communications and other relevant sectors, and motivate them through a competitive sales compensation scheme. In the light of our new strategic direction to focus on the communications services market, in 2004 we reinforced our sales and consultancy skills by hiring new staff and training existing staff to ensure our ability to support these activities. Currently, our sales force is concentrated in 40 key countries, that represent the largest markets for telecom and related services. We also serve countries where we do not have a direct presence either from the respective region or through partners.

Account Management. All of our significant customers are assigned to an account manager. We also have established a dedicated global account management program for those customers who have articulated a desire to develop a sustained, long-term relationship with us. The account managers are responsible for developing sustainable commercial relationships with these customers and coordinating sales and support activity with these particular customers across all regions. This program currently focuses on approximately 25 companies, and we have diverted some sales staff to develop these new high-potential accounts. The direct business sales force and account managers work together with professional services staff in each location to provide cost-effective solutions. The sales force is encouraged to use a consultative sales approach to ensure that we understand each customer’s requirements well and tailor unique solutions for each one. In some cases, the appropriate customer solution may require a combination of our products and services with those we acquire from others. We actively market additional products and services from our portfolio to our existing customers. In some cases, customers migrate from a vending to an outsourcing arrangement with us where we take ownership of customer contracts, assets, or people. These outsourcing relationships represent a growing market for us, and is one on which we increasingly focus.

Indirect Sales. Our major indirect sales channels complement our direct sales force and are an integral part of our strategy. These channels include market specific distributors, such as Sprint in the United States and Deutsche Telekom in Germany, and sector specific channels such as SITA. SITA continues to be our most important indirect sales channel and our exclusive partner for delivering our services to the air transport community, which generally consists of airlines, airport operators, and related businesses.

Our Services

We provide telecommunications services and solutions for MNCs. These solutions may comprise any or all of the following services and service elements or customized variations thereof.

Network Services

We provide a full range of MDNS, using established industry protocols. MDNS is the generic name given to WAN data transport services managed by a supplier with a higher degree of functionality, security, reliability and cost effectiveness than data transport services provided by traditional public telecommunications organizations comprised of leased lines from other providers. For any customer, the availability of a particular access method, transmission speed, or telecommunications service is dependent upon a combination of factors, including:

•	the local telecommunications infrastructure;

•	the regulatory considerations in the relevant jurisdiction; and

•	the nature of the customer’s equipment.

We provide both direct access (i.e., fixed and continuous connections between different customer sites) and remote access (i.e., connections initiated and terminated by a remote user) via the dial telephone network as well as the Internet including using DSL connections.

IP Services

Equant IP VPN. Our IP VPN provides a private and secure connection through an MPLS-based architecture. The key features are:

•	An IP VPN “Plug” through which we deliver all IP services to the customer.

•	A fully secured VPN using MPLS technology affording customers a unique and fully secured closed user group, as secure as our legacy frame relay or leased line network technologies.

•	A variety of access methods, including native IP, leased line, Frame Relay, ATM, dial access, dedicated satellite access, Internet access bundled with IPSec, and DSL.

•	A Classes of Service (CoS) management, or as is otherwise known as “application awareness,” allowing prioritization of customer applications between video, voice, and data traffic with four levels of priority.

Equant Internet Direct and Internet VPN. Equant Internet Direct is designed for customers who use the Internet as a strategic resource and require a high level of Internet reliability and services on a worldwide basis. In 2004, we introduced an internet service provider resale solution, which is a one stop management capability for customers. We also enhanced our Equant Internet VPN services with VPN bridge capability for IP VPN or frame relay.

Frame Relay Service. Frame Relay is particularly suited to customers who want to manage their internal networks by acquiring dedicated but virtual paths between their locations, and as such, is a cost-effective means of connecting geographically dispersed office LANs. We offer Frame Relay services in a large number of city locations and countries, including all major business centers in North America, Europe, and the Pacific Rim with access speeds of up to 45Mbps. Despite the growth of IP VPN services, Frame Relay continues to be a key WAN service throughout much of the world, especially for mission-critical applications in the developing regions of the world.

LAN Access Service. This network offering is based on our robust Frame Relay network service but also includes our management of routers, switches, and other Customer Premises Equipment (CPE). Selecting a managed CPE option avoids the need for customers to invest in maintaining and upgrading their own hardware. Customers increasingly prefer this managed CPE option for us to handle a portfolio of Cisco routers or Nortel switches on the customers’ premises, as they believe this will improve performance and better reduce their total cost of ownership.

ATM Service. Our ATM service provides customers with transport speeds of up to 155 Mbps, which is suitable for transmitting high volume data applications, as well as integrated voice and video. Customers who have high-speed mission critical networking requirements select our ATM service, and use this service to provide full multimedia integration.

ATM/Frame Relay/LAN Access Product Developments. We continually enhance our portfolio of WAN services. In 2004, we continued to integrate our back office operations to improve productivity in the delivery and maintenance of our services. In addition, a number of additional features were introduced to maintain the competitive profile of our Frame Relay / LAN Access/ATM competitive profile including new access methodologies using DSL, Internet and satellite technology.

Traditional MDNS (X25/X28). We offer direct access services, providing LAN-to-LAN connectivity, employing the X.25 protocol. These services provide flexible, cost-effective connections in a wide number of locations. Although customers in the United States, Western Europe and Japan are migrating to more rapid, higher capacity services, X.25 and SNA/SDLC usage continues to be used in emerging markets in Eastern Europe, Asia, and Africa. Equant’s traditional MDNS provides the quality required for most modern data-communications transport protocols. X.28 is a dial access (through the telephone network) arrangement of the X.25 Managed Service.

Service Management Tools. We have consolidated our range of service management tools into one single tool called Equant WebVision. This real-time tool permits our customers to monitor performance of the services we provide and observe our progress in resolving problems. Equant WebVision is a web-based, real-time monitoring tool that provides customers with information on traffic, connections, and configurations. Equant WebVision also allows customers to view reports of problems or errors. WebVision includes a suite of services that are offered over our portfolio of IP and Data services under the Customer Select Program. With the addition of the Equant Application Visualizer launched at the end of 2002, we provide access to information on the customers’ application usage across their LAN and WAN. We launched a fully managed version of Equant WebVision for the Asia Pacific region in 2004.

IS, PS and ITS
Please see our description of IS, PS and ITS services on page 15.

Convergence Solutions. Our convergence solutions are as follows:

Equant Voice VPN: Equant Voice VPN relies on a switched voice network that uses a virtual private network technology to provide our customers with the functionality of a dedicated private network combined with the flexibility, resiliency and cost effectiveness of a shared global network. The services formerly known as Integrated Voice and Data (iVAD) have been re-packaged as Equant Voice for IP VPN, Equant Video for IP VPN and Equant Call Center for IP VPN. These comprise an enhanced alternative to traditional switched voice services.

Equant Contact Center: Our Contact Center is a single point of contact for fault management and reporting for all of our services. The Equant Contact Center for IP VPN provides public access numbers in 40 countries and directs in-country calls to domestic or international contact centers through our Network. We will continue to enhance our convergence services with more detailed reporting, improved service management and SLAs and small office solutions with DSL.

Mobility Services: In 2004, we expanded our GPRS coverage, introduced public Wireless LAN services and developed mobilized applications, such as messaging.

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

Service Revenues

The following table shows our revenues by geographic region. Revenues are attributed to the region in which the ultimate customer is located.

	For the year ended December 31,
	2004	2003	2002
	(U.S. dollars in millions, except percentages)
Europe, Middle East and Africa	2,167.1	2,188.8	2,153.5
As a percentage of revenues	74.4%	74.2%	72.4%
Americas	$585.9	$595.3	$660.6
As a percentage of revenues	20.1%	20.2%	22.2%
Asia Pacific and Japan	160.9	164.8	159.0
As a percentage of revenues	5.5%	5.6%	5.4%

Total	$2,913.9	$2,948.9	$2,973.1

Seasonality. Although our quarterly revenues vary at times, we do not believe that there is any major seasonal trend in our markets. The integration services business is subject to a desire by some customers to spend their internal budgets which in turn leads to a higher than normal level of activity in the fourth quarter of the year and a corresponding lower level of activity in the first quarter of the following year.

The following tables depicts our revenue by Services:

	For the year ended December 31,
	2004	2003	2002
	(U.S. dollars in millions, except percentages)
Network services:
IP-based	$839.9	$605.9	$443.3
As a percentage of Network Services revenues	55.9%	37.7%	28.3%
Traditional MDNS	663.0	1,001.2	1,123.8
As a percentage of Network Services revenues	44.1%	62.3%	71.7%

Total	$1,502.9	$1,607.1	$1,567.1

Integration services:
Fulfillment	$231.6	$166.8	$135.1
As a percentage of Integration Services revenues	39.0%	35.0%	29.8%
Hosting and applications	150.3	133.0	122.5
As a percentage of Integration Services revenues	25.3%	27.9%	27.0%
Other Integration Services	212.0	176.8	195.8
As a percentage of Integration Services revenues	35.7%	37.1%	43.2%

Total	$593.9	$476.6	$453.4

Other services:
Convergence solutions	$159.1	$140.0	$149.6
As a percentage of Other Services revenues	59.5%	62.4%	62.6%
Other Services provided to France Telecom Affiliates	108.3	84.2	89.3
As a percentage of Other Services revenues	40.5%	37.6%	37.4%

Total	$267.4	$224.2	$238.9

SITA Contract (1)	$549.7	$641.0	$713.7

Total	$2,913.9	$2,948.9	$2,973.1

(1) Sales to SITA are not segregated by product line.

Our Customers

Our target customers are global MNCs and other large international institutions requiring multi-year, multi-service contracts. Our target customers typically:

•	operate in globalized industries such as including finance and mining;

•	have a large number of international locations with highly complex business applications; and

•	desire to minimize the number of internal staff by “outsourcing” their managed services.

The multinational organizations who make up our target customer base typically acquire their telecommunications needs through competitive bidding. Our typical contract for communications services is for three years, although some of our contracts are for longer or shorter terms.

In 2004, our ten largest customers accounted for 44% of our revenues, with the largest customer, SITA, accounting for approximately 19% of revenues, as compared to 22% of our revenues in 2003. Our second largest customer, France Telecom accounts for approximately 16% of our revenues in 2004 as compared to 13% in 2003. See “Item 5. Operating and Financial Review and Prospects — Results of Operations for the Year ended December 31, 2004” for more details.

Markets and Competition

Market Trends

We operate in a very dynamic, highly competitive, and fragmented market that is in a constant state of change and is experiencing continuous erosion in prices for telecommunications connectivity. Bankruptcy filings and consolidation trends highlight the current transition in the industry. The acquisition and merger announcements by Infonet and BT, AT&T and SBC, and MCI and Verizon exemplify the continuing consolidation in our market.

Despite cautiously optimistic expectations, the IT and telecom budgets of our customers for traditional communications services stayed flat in 2004, and cost savings are still an imperative for a vast majority of companies. At the same time there is a significant growth of traffic due to the continuous expansion of Internet usage and e-business, and an increasing demand for “media-rich” applications and customized solutions. Expansion in these areas increases the use of intranets, extranets, e-mail messaging, collaborative applications, electronic data interchange, and other applications to facilitate electronic transactions.

Communications network service providers continue to improve network infrastructure with new technology to meet expanding customer expectations and requirements. These networks are often referred to as next-generation optical networks. These networks reduce the high cost and complexity of traditional backbone networks by providing a more efficient way to transmit large amounts of data and handle dynamic capacity demands well. MPLS is used in many of these networks to provide virtual private networking capability and varied levels of service depending on the particular application.

Another trend in the communication infrastructure business is the migration of customers toward a hybrid of public and private IP services in small and remote locations to reduce the cost of transmitting increasing volumes of data in those areas. Business customers are also concerned with the quality of service and the need for service level agreements as a means of ensuring availability, minimal latency, and guarantees against losses in application performance.

Competitors

We face competition from both established global service providers and from competitors outside the traditional telecommunications sector. The competitive landscape is becoming increasingly complex as boundaries between IT and telecommunication sectors disappear. Information technology vendors are willing to expand their expertise toward networking while network providers are expanding their portfolio towards integration services. In addition, the equipment and network providers continue to partner as they extend into other sectors of the communications market.

We face competition mainly from five types of companies:

•	The Global Service Providers

Our established competitors in the “pure” network service market include the following companies: AT&T Business Services, BT Global Services, and MCI. The established companies provide a range of data services alongside their entrenched voice services. Nevertheless, these competitors are becoming more competitive in the fast growing data services market.

•	Transmission Infrastructure Providers

Newer entrants such as COLT Telecom and Level 3 Communications have entered the market, but do not necessarily offer end-to-end solutions with the same geographic scope that we provide. These newer competitors are focused on “point-to-point” or IP-based network services as well as providing bandwidth to other carriers.

•	National Voice & Data Service providers

In the countries we offer services, we also compete with incumbent providers, such as local public telecommunication organizations (PTOs), some of which still have special regulatory status and the exclusive rights to provide certain services, and virtually all of which have historically dominated their local telecommunications markets.

•	New Providers

We compete with equipment vendors and installers and communications software developers as they move into data networking. We also compete with many of these providers in the fast growing communications outsourcing market. We believe that competitiveness in the data network services, integration services, and communications outsourcing sectors is largely a function of a company’s ability to offer a broad variety of reliable products and services tailored to customer needs and related support. As the market becomes more competitive, we believe that price, end-to-end solutions, and customer service will increasingly create a competitive advantage for us.

•	System Integrators /Outsourcing Companies

Customers also require design, implementation, and support services for network and desktop technologies, as well as the supply and distribution of desktop and network equipment. The marketplace for fulfillment, desktop, and network integration services is fragmented both geographically and in terms of competitor organizations. The main categories of competitors for these services include computer service companies, virtual network operators, outsourcers, computer manufacturers, and network integrators. Competitors include companies such as Electronic Data Systems Corporation, Accenture, IBM Global Services, BT Global Services/Syntegra, NCR Corporation, Unisys Corporation, and Hewlett Packard. Competition in fulfillment services is principally price driven while competition in desktop and network integration services is more a function of the ability to provide additional services including design, implementation and support services.

Our Competitive Strengths

The continuing convergence of multiple network infrastructures for voice, data and video and multiple network infrastructures has significantly increased the cost and complexity of implementing and maintaining such networks. In addition, today’s corporate communications infrastructures are designed to enable critical business processes and applications to support operations on a global scale. MNCs demand real-time access to highly-customized, reliable, and secure applications. We believe that with our global Network reach combined with our services offering, we are well positioned to meet these demands. Specifically our competitive strengths include:

•	Global Network Footprint. Our Network reaches 220 countries and territories. We believe our ability to provide services in locations where our competitors cannot is a key selling point.

•	Global Support Infrastructure. Many of our customers operate on a global basis and require us to provide local support to their entire operations. We operate five Global Customer Service Centers, and seven Hosting Centers, with staff based in approximately 299 cities in 149 countries. In approximately 117 of these countries we operate through our employees and in 32 countries we are represented by our partners, of which SITA is by far the largest partner. We believe that our ability to provide direct support to network management and integration services customers in such a wide range of locations is a key advantage over our competitors.

•	Network Strength. Our Network is designed to support high bandwidth, multimedia applications and is continually upgraded to take advantage of new technology, while we maintain full operational control over it.

•	Combined Network and Services Expertise. Our strategy is to deliver customized, telecommunications solutions using our seamless global Network and our portfolio of services. Our IP based network is designed to support the increasing convergence of data, voice and video. In contrast, many of our competitors have traditionally focused on voice telephony within national markets. We believe that our significant experience in operating a Network combined with our services expertise provides us with a competitive advantage.

•	Customized Service Offerings. We provide our customers with a wide range of services complementing our data and IP network products. We are able to deliver consulting, project management, service management, and integration services as well as messaging, hosting, and security to our customers both globally and locally. The offering of many of these services capitalizes on our relationships with Cisco, Nortel, and Microsoft, and we have earned formal global accreditation from each of these companies.

•	Strong Customer Base. We have a broad and stable base of customers across a wide range of industries. We serve over 3700 large business customers, including two-thirds of the top 100 companies in Business Week’s “Global 1000” list for 2004, such as Hanjin Shipping, Japan Tobacco International, Le Meridien Hotels, and Zurich Financial Services. Our focus on building long-term relationships with blue chip organizations has resulted in an ongoing expansion of the level of business with these customers.

•	Highly qualified personnel. We consistently focuse on developing our employees technical skills and customer service, particularly when addressing emerging technologies and new markets. We currently have a solid portfolio of staff certified to provide technical support, solutions development, implementation, and consultancy in Cisco, Nortel, Microsoft, Project Management, CompTIA, SUN, and Lotus products. In 2004, Equant rolled out a Skills and Learning Management system to support skills development. This system was implemented across the entire the company in the first quarter of 2005.

REGULATION

As with any international telecommunications services provider, we face regulatory and market access barriers in various countries resulting from restrictive laws, policies, and licensing requirements. In our major revenue generating markets, all of our current and planned services are now deregulated, and in some cases no license is required. In most other countries with significant revenue potential, licenses or arrangements with a local licensed operator make it possible for us to offer our full range of services. Nevertheless, some restrictive telecommunications laws and practices in certain countries give rise to constraints, risks and uncertainties which will affect our short-term ability to develop and market our full portfolio of existing and future services.

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

Corporate Presence

In a number of jurisdictions, we are permitted to provide service to our customers only after first establishing a corporate presence, either through the incorporation of a subsidiary or the registration of a branch or representative office. We generally establish such a local presence in each of the jurisdictions where such a presence is legally required. In jurisdictions where we have not yet established a corporate presence, we usually rely on indirect channels such as through the incumbent PTO.

Regulatory Analysis by Service Type

Managed Data/ IP Network Services

The core of our network services business is the provision of managed data/IP network services to corporate customers on an intra-corporate basis. Regulators generally characterize these services for licensing purposes as data transmission services or value added services. We are authorized by law or by license (either individually or by “class” license) to provide these services in the major and material revenue-generating countries in which we provide network access. In the European Union, these services may be provided upon a simple registration, notification, or authorization procedure.

Countries in which we operate, but are not formally licensed or authorized to provide managed data/IP services, can be grouped into three categories:

•	countries in which we temporarily rely on indirect channels with other operators pursuant to contractual arrangements, pending the regulatory approval of our applications for authority to operate;

•	countries in which we have established arrangements with an incumbent or local licensed network operator or service provider; and

•	countries in which we are not prohibited from offering certain services and do so with the acquiescence of the local authorities, but without holding any formal telecommunications license.

This third category of countries generally includes only lower revenue generating countries. For countries that fall into this category, we only offer service where the relationships with local authorities and operators are strong and where we believe that the authority to operate, even where informal, is reliable. A risk nevertheless exists that local authorities in a country could deny requests for new network connections to our customers or require that customers be disconnected. We believe that this risk is remote and will diminish further over time with the long-term trend of regulatory liberalization. Furthermore, in such countries, the impact on our revenues and operating ability would not likely be material if such regulatory action were to occur.

Corporate Voice Services

We provide our international corporate voice services (“IP VPN for Voice”) only in those countries where the regulatory regime permits us to do so. Most countries’ laws fall generally within one of the following four regulatory categories (in order of the most restrictive to the least restrictive):

•	corporate voice services, however defined, are expressly prohibited except by the local incumbent telecommunications operator. (In some of these countries, exceptions may exist for private networks and closed user groups, enabling SITA, for example, to provide global voice services to companies in the air transport community);

•	corporate voice services are permitted, but only insofar as the calls both originate and terminate on leased circuits (“on-net to on-net”);

•	corporate voice services are permitted, but only insofar as calls either originate or terminate on leased circuits, with or without the need to restrict the numbers that can be accessed on the public switched telephone network (PSTN); and

•	corporate voice services that involve both break-in and break-out on the PSTN are permitted provided that such services do not have a “public” nature.

We believe that in jurisdictions in which we are providing corporate voice services, we are doing so in accordance with applicable regulatory requirements, in all material respects.

Corporate Internet Services

With limited exceptions, the corporate Internet services that we provide do not require any authorization beyond what we already hold for managed data/IP network services. In the aggregate, these countries account for a very small percentage of our revenues. Because the regulation of Internet access is ill defined or in flux in some countries, there is a risk that customers are using the network to access the Internet in countries that may prohibit (or wish to prohibit) such access. We minimize this risk by proactively discontinuing such access when we become aware of any legal requirements to block such access. The offering of voice services over the Internet, and the use of the Internet by customers to conduct voice communications, continues to grow. The regulatory status of these activities is developing, and we carefully monitor regulatory pronouncements on this subject for our future compliance.

Substantive Regulation in Key Markets

United States

The regulatory framework governing the offering of telecommunications services in the United States permits us to offer our complete portfolio of products and services without significant legal constraints. We may provide these services either on a facilities or resale basis. To the extent that a future service requires prior authorization, either by the Federal Communications Commission (FCC) or by a state public utility commission, we believe there is no significant risk that such an application would be denied or that we would face processing delays that would adversely affect us. Nonetheless, the regulatory classification and treatment of IP-enabled services has not been authoritatively resolved in the United States. Certain IP-enabled services may be subject to regulation in the future.

The offering of “basic” telecommunications services on a common carrier basis is subject to regulation in the United States. Entities that provide such services are classified as “telecommunications carriers.” Interstate and international common carrier services provided by a telecommunications carrier are subject to the FCC’s jurisdiction under Title II of the Communications Act. Intrastate telecommunications services (i.e., services that originate and terminate within the boundaries of a single state or the District of Columbia) are subject to regulation by the relevant state regulatory body. Private carriers and information service providers are subject to the FCC’s ancillary Title I jurisdiction.

Equant Inc., our wholly owned U.S. subsidiary, is authorized to provide interstate and international common carrier services on both a facilities and a resale basis within the United States and between the United States and foreign locations, pursuant to its FCC authorization. Under this authorization, we are subject to classifications and restrictions on certain international routes because of our affiliation with France Telecom. Specifically, we are classified as a dominant common carrier on the international routes between the United States and Argentina, France, Jordan, Mauritius, and Poland. As a dominant common carrier on these routes, we have special reporting and compliance obligations. In addition, on the international routes between the United States and the Central African Republic, Chad, Cote d’Ivoire, Djibouti, El Salvador, French Guiana, French Polynesia, Guadeloupe, Madagascar, Martinique, Mayotte, Reunion Island, New Caledonia, Saint Pierre and Miquelon, Senegal, and Wallis and Futuna we can only provide international switched services through the resale of an unaffiliated U.S. facilities-based carrier’s international switched services. To the best of our knowledge, we comply with this authorization. Equant also provides non-common carrier services.

Agreement with the Federal Bureau of Investigation and the Department of Justice

In order to obtain regulatory approval of the Global One/Equant merger, we entered into an agreement with the Federal Bureau of Investigation and the Department of Justice substantially similar in content to the agreements that telecom companies operating in the United States are generally required to execute. The agreement imposes a number of obligations on us relating to law enforcement and national security concerns in operating the merged network. We have taken steps to comply with the obligations imposed by this agreement and we remain, to the best of our knowledge, in compliance.

European Union

The 5 goals of the new regulatory framework that was implemented in 2003 are:

•	to promote more effective competition in the electronic communications markets;

•	to react to technological and market components;

•	to remove unnecessary regulation and simplify associated administrative procedures;

•	to strengthen the internal market; and

•	to guarantee basic user interests (consumer protection) that would not be guaranteed by market forces.

Primary Instruments

Four Directives and a Decision were adopted by a co-decision procedure and published in April 2002. A fifth Directive, on sector specific data protection, followed suit in July 2002. Member States were required to transpose the Directives into national law by July 25, 2003 (October, 31 2003 for the E-communications privacy Directive).

The new regulatory framework consists of the following instruments:

Framework Directive setting out the main principles, objectives, and procedures for an EU regulatory policy regarding the provision of electronic communications services and networks.

Access and Interconnection Directive stipulating procedures and principles, with emphasis on rules pertaining to operators, for imposing pro-competitive obligations regarding access to and interconnection of networks on operators with significant market power.

Authorization Directive introducing a system of general authorization, instead of individual licenses and the like, to facilitate entry in the market and reduce administrative burdens on operators.

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

Radio Spectrum Decision establishing principles and procedures for the development and implementation of an internal and external EU radio spectrum policy.

Commission Competition Directive consolidating the legal measures based on Article 86 of the Treaty that has liberalized the telecommunications sector over the years.

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

Commission Recommendation on Relevant Markets (susceptible to ex ante regulation) providing a recommendation on 18 different markets, retail and wholesale, that national regulators are reviewing under new regulatory framework obligations.

Implementing the New Regulatory Framework

Transposition in the 25 Member States, based on the 10th Implementation Report (European Commission, DG INFSO, 2004):

Member States were required to transpose the EU regulatory framework by July 24, 2003 (EU 15) as regards the core directives and by October 30, 2003 as regards the ePrivacy Directive; it applied in its entirety from May 1, 2004 for the ten new Member States.

Twenty Member States have completed the adoption of primary legislation and notified the Commission thereof. This is a major achievement that in all cases has involved either a complete recasting of existing laws or the introduction of major new legislation.

However, five Member States, although they have in all cases carried out significant steps in the legislative process, still need to adopt primary legislation to transpose the framework:

Belgium, Czech Republic, Estonia, Greece, and Luxembourg have yet to adopt primary legislation implementing the regulatory framework.

Equant already held operating rights in all of the “old” EU15 countries under the old framework. These rights have been “grand fathered” under the newly implemented regulatory framework, although both Finland and Ireland required a notification within a month of implementation. We now operate in all of these EU15 countries under General Authorizations.

In the countries without primary legislation to implement the new EU Regulatory Framework, we continue to operate under the old framework and will comply with the necessary requirements to change to the General Authorization once the new framework is implemented.

Accession Countries

On May 1, 2004, ten countries (Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia, and Slovenia) joined the European Union. These accession countries agreed, in the course of the accession negotiations, to implement the 1998 telecoms acquis. Under this Agreement, once they have acceded, they will be required to comply with the new framework as from the date of accession, as mentioned above. We are already licensed to provide services in all but two of these countries, Cyprus and Malta.

France

Under the old framework, only the provision of public voice telephony services or the operation of infrastructure required individual licenses. Consequently, our managed data and corporate voice services did not require any form of authorization. Our subsidiary Equant Telecommunications S.A. held individual licenses L33-1 (network infrastructure for the Ile-de-France region) and L34-1 (public voice telephony — national coverage). These licenses have been succeeded by the General Authorization regime under the new framework. Another Equant entity in France, Equant France S.A., has obtained the Authorizations under the new authorization regime, covering the same scope as the L33 and L34 licenses. The Authorizations succeeding the legacy individual licenses L33-1 and L34-1, held by Equant Telecommunications S.A., were cancelled in 2004 since our new operating entity, Equant France S.A., is authorized for the same set of services under the new framework.

Germany

Following the merger with Global One and the integration of the German companies, under the old EU framework we held a nationwide Class 4 license for the provision of Public Voice Telephony with the right to interconnect with DT, and consequently cost-based call origination and termination throughout the German PSTN, and a Class 3 license for the use of dark fiber for selected intra-network links in designated areas. In 2004 we extended the scope to cover the whole of Germany. All other service activities were subject only to notification to the regulatory authority and were duly notified.

New draft telecommunications legislation to implement the new EU framework was adopted in 2004. Our licenses were automatically transferred to the General Authorization regime under the new EU framework, as transposed in Germany.

United Kingdom

Under the old EU framework regime, we provided our managed data services on an international basis under the Telecommunication Services class license (TSL). This authorized the provision of telecommunications services of any description, other than international switched voice, broadcasting, and conditional access services. The TSL allows the connection of the licensee’s telecommunications system to essentially any other licensed UK system, and allows the commercial supply of services to third parties.

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

The General Authorization regime under the new EU framework was implemented on July 25, 2003. Both the licenses held by EGN B.V. and Global One CHL were automatically transferred on that date and these General Authorizations permit the full portfolio of services as previously provided under the old framework. We will continue to operate under both General Authorizations until the integration of the UK companies is completed.

Regulatory Assessment of Other Markets

Currently, we are able to offer services in many Asia Pacific, South and Central American, and Central and Eastern European jurisdictions, and the regulatory regimes in many of these countries are liberalizing rapidly. We continually update our service offerings to comply with the changing regulatory environments. It is possible that we may not timely conform our service offerings to the changing regulatory environments. In such an event, we may be subject to a range of enforcement actions including fines or onerous licensing obligations.

Asia Pacific. Regulatory regimes vary greatly in character throughout the Asia Pacific region. At the liberalized end of the range, Australia, Hong Kong, Japan, New Zealand, Singapore, South Korea, and Taiwan have liberalized both international data and voice services, which we provide currently in all seven countries under the appropriate authorizations. In other countries in the region, such as China, Indonesia, the Philippines, Thailand, and Vietnam, we have for some time provided various services in our portfolio pursuant to agreements with licensed local operators, since in these countries licenses are unavailable or difficult to obtain by foreign service providers. India and Malaysia have begun to liberalize their markets, and we have obtained limited licensing and are investigating possibilities to acquire additional licenses such that our current agreements with local operators could be supplemented or replaced.

South and Central America and the Caribbean. Corporate data and voice network services are relatively liberalized in the major South American countries, including Argentina, Brazil, Chile, Colombia, Peru, and Venezuela, and in parts of Central America and the Caribbean. We currently provide data and switched and packet voice in these countries, to the extent permitted under our own licenses or through arrangements with licensed local operators.

Central and Eastern Europe. Telecommunications services are liberalized in varying degrees in a number of the major countries.

Our operations involve all of the Eastern European countries, some of which have joined the EU in 2004 and therefore have implemented, or are in the process of implementing, the EU New Regulatory Framework, which entails full liberalization of their respective telecommunications markets. For example, in the Czech Republic, the Slovak Republic, Poland, and Hungary, we are authorized to provide our full data and corporate voice service portfolio. In Russia, we also hold the necessary licenses to provide our full service portfolio.

Elsewhere, the Baltic States have also joined the EU in 2004 and their telecommunications markets are fully liberalized. In Estonia, Latvia, and Lithuania, we are authorized to provide data and corporate voice services.

In the CIS countries we are working on the establishment of legal entities as a basic requirement for licenses and authorization applications.

ORGANIZATIONAL STRUCTURE

Since June 29, 2001, when France Telecom’s wholly-owned subsidiary, Atlas, acquired a 54.3% interest in Equant, N.V., we have been a member of the France Telecom group. As a result of subsequent dilution, France Telecom now controls approximately 54.1% of our shares. As consequence of the Combination Agreement described in “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” we will become a 100% subsidiary of France Telecom and Equant N.V. will be liquidated.

Our significant subsidiaries are as follows:

	Country of	Shareholder within the
Name of subsidiary	incorporation	Group	% ownership
Equant Finance B.V.	The Netherlands	Equant N.V.	100%
EGN B.V.	The Netherlands	Equant Finance B.V.	100%
Equant Holdings UK Ltd.	U.K.	EGN B.V.	100%
Equant Network Services Ltd.	U.K.	Equant Holdings UK Ltd.	100%
Equant Holdings U.S., Inc.	Delaware, U.S.A.	Equant Finance B.V. Equant Holdings	100%
Equant, Inc.	Delaware, U.S.A.	U.S., Inc.	100%
Equant S.A.	France	Equant Finance B.V.	100%
Equant Network Services International Limited	Ireland	EGN B.V.	100%

E. PROPERTY, PLANT AND EQUIPMENT

At December 31, 2004, the total net book value of our property, plant and equipment was $971 million, of which Network assets, such as packet switches and routers, accounted for approximately 54%. We lease node sites and other facility locations and sales and administrative offices throughout the world. Our principal properties are our executive offices in Herndon, Virginia, Amsterdam, The Netherlands and other administrative offices and facility locations in Paris, France and in Slough, England, all of which are leased. We believe that, taken as a whole, our properties are in good operating condition and are suitable and adequate for our operations. For a description of our Network, see “ — Business Overview — The Network.” For a discussion of our capital expenditure plans, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditure”.

F. GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the general reader in understanding certain terms as used in this document.

Term	Definition
Asynchronous	A method of data transmission in which data is transmitted one character at a time.
ATM	Asynchronous Transfer Mode, a switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard Fifty-three bit long packet or cell. ATM-based transport was specially developed to allow switching and transmission of mixed voice, data and video at varying rates. The ATM format can be used by many different information systems, including Local Area Networks.
Bandwidth	The capacity of a communications channel measured in bits per second.
Broadband	A generic term for high speed or high capacity connections.
Character	A unit equal to one byte (or 8 bits), used as a measurement of data traffic.
Circuit Switching	A process that, on demand, connects two or more data or voice terminal equipment and permits the exclusive use of a circuit between them until the connection is released.
Connections	A dedicated link from the customer to the Network using a variety of access and network protocols.
CoS	Class of service.
CPE	Customer Premises Equipment refers to assets located at a customer’s site but required to allow the customer to access Equant’s network connectivity services. These assets are owned by the Company.
Extranets	Managed networks that operate like the Internet but are designed for inter-corporate use with more consistent performance and better security.
Frame Relay	A wide area transport technology that organizes data into units called frames instead of providing fixed bandwidths as with private lines. Typically used to connect dispersed LAN’s.
GSM	Global system for mobile communications.
GPRS	Generalized Packet Radio Services, data services over GSM.
IDSL	ISDN Digital Subscriber Line, which provides line speeds of 128/144 Kbps.
Intranets	Managed networks that operate like the Internet but are designed for internal corporate use with more consistent performance and better security.
IP	Internet Protocol, an internetworking standard that enables ready communication across data networks regardless of the hardware and software used.
IPSec	IP security, a set of standards that provides confidentiality and authentication of packets at the IP layer, which includes a tunneling mode that may be used to build encrypted, authenticated tunnels in a VPN.
IS	Integration Services
IRU	Indefeasible Right of Use. Someone owning an IRU has the right to use the cable for the time and bandwidth the IRU applies to.
ISDN	Integrated Services Digital Network, a generic term for a digital system that allows a variety of telecommunications services to be carried over the same digital network.
Kbps	One thousand bits per second, a rate used to measure transmission speeds.
LAN	Local Area Network. The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high speed modems. LANs may include dedicated computers or file servers that provide a centralized source of Shared files and programs. LANs are generally confined to a Single customer’s premises and may be extended or interconnected to other locations through the use of bridges and routers.

Term	Definition
LNO	Local Network Operator.
Mbps	One million bits per second, a rate used to measure transmission speeds.
MDNS	Managed Data Network Services is the generic name given to wide area network direct and dial access data transport services managed by a supplier and given a higher degree of functionality and security, and cost effectiveness than data transport services traditionally provided by public telecommunications organizations through leased lines.
MPLS	Multi protocol label switching, a set of technologies that optimizes IP switching by adding features of traffic, VPN and class of service management.
NS	Network Services
PPP	Point to Point Protocol.
PSTN	Public Switched Telephone Network.
Router	An interface between two networks often used in wide area or enterprise wide networks, designed to find the best route between any two networks and to provide network management capabilities such as load balancing, partitioning of the network, use statistics, communication priority, and trouble shooting tools that allow network managers to detect and correct problems even in a complex network environment.
SDLC	Synchronous Data Link Control, a protocol enabling host and terminals using the IBM SNA protocol to communicate transparently over networks.
SDSL	Symmetric Digital Subscriber Line, on which line speeds are the same in both directions.
SLA	Service Level Agreement.
SNA	System network architecture, the network architecture developed by IBM that defines the protocols used by IBM computers and communication devices.
VoIP	Voice over IP, a set of technologies for providing integrated voice traffic over an IP based infrastructure.
VPN	Virtual Private Network.
VSAT	Very Small Aperture Terminal.
WAN	Wide Area Network, a network connecting devices over long distance, often extending one Local Area Network to another.
X.25	A standard for synchronous access to packet switched networks.
X.28	A standard for asynchronous access to packet switched networks over public switched telephone networks

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

Given the fundamental difference in the treatment of the business combination of Equant and Global One on June 29, 2001 under French GAAP and U.S. GAAP, we discuss our results of operations under U.S. GAAP as well as French GAAP. While under French GAAP the combination was treated as an acquisition of Global One by Equant, under U.S. GAAP the transaction was accounted for as a reverse acquisition of Equant by Global One.

Operating and Financial Review under French GAAP

Overview

We are a recognized industry leader in global communications services for MNCs. A France Telecom subsidiary, we combine our network expertise, including unmatched seamless network reach in 220 countries and territories and local support in 149 countries, with our expanded services capabilities to provide global, integrated and customized communications services that enable our customers’ key business processes. Our principal revenue stream continues to be the provision of MDNS to MNCs that use the Network to carry their mission critical data. During 2004, we announced many new customers and contract renewals, including, Akzo Nobel, Allianz, Globalstar, Merck KgaA, Spencer Stuart, STMicroelectronics and Swiss Re, as well as a six-year, $144 million communications outsourcing contract with JT International. We have direct channels to market using our own sales force in 40 key countries, and we also use indirect channels, which include SITA, France Telecom Transpac, China Netcom, Japan Telecom, Sprint and Deutsche Telekom.

A growing portion of our business is communications services and solutions, which consists of consulting, project management, service management, integration services and managed services based on approximately 3,000 globally dispersed service professionals. MNCs who make significant purchases from our services portfolio include Electrolux, Le Meridien and Lufthansa Systems Infratec GmbH. We also offer deployment services including resale of network equipment and staging and installation of local and wide area infrastructure worldwide.

In 2004, we continued to enhance our services and solutions portfolio, unveiling the solution for MNCs mobile users as part of France Telecom’s “Business Everywhere” initiative, introducing satellite VPN solutions in partnership with Intelsat and iDirect, as well as the industry’s first global LAN utility service. We continue to roll out broadband DSL access with over 2200 connections at year-end.

Proposed Purchase of Assets and Liabilities by France Telecom

On January 22, 2005, we received an offer from France Telecom to purchase substantially all of our assets and liabilities for $1.6 billion (€1.26 billion). Approval of this transaction requires the unanimous approval of the Independent Directors of the Supervisory Board, the majority approval of both the Management and Supervisory Boards, and the majority approval of our shareholders at a general meeting.

On February 9, 2005, our Supervisory and Management Boards signed a combination agreement with France Telecom that provides for France Telecom to purchase substantially all of our assets in exchange for the assumption of all of our liabilities and a cash payment.

Following the closing of this transaction, we will distribute the cash payment we receive from France Telecom to our Shareholders in substitution and satisfaction of their ownership interests in us, will suspend our shares from trading and delist from the New York Stock Exchange and the Euronext Paris, and will deregister from the U.S. Securities and Exchange Commission. An extraordinary general meeting is scheduled for May 24, 2005 for our shareholders to vote on the February 9, 2005 combination agreement, the selection of a liquidator, and our ultimate liquidation after the distribution of the cash proceeds from France Telecom to our shareholders, among other items.

Summary of Results

Revenues fell approximately 1% in 2004. Revenues from Network Services fell by over six per cent as a result of continuing pricing pressure and a higher level of disconnections, particularly in North America, as customers moved to lower cost IP solutions. Network Services indirect channels continued to be weak, mainly due to a reduction in revenues from Sprint, Deutsche Telekom and Radianz. In addition, revenues from SITA fell due to the expiry of the minimum revenue commitment (MRC) on July 1, 2003, and the ongoing move from older technologies to unmanaged internet-based solutions. In contrast, IS recorded strong growth reflecting our success in delivering services and solutions.

Gross margins decreased from 31.1% to 23.4% reflecting not just lower revenues but higher direct costs principally due to the adverse impact of foreign exchange rate movements, additional fulfillment costs and a change in revenue mix. Selling, general and administrative expenses fell from 21.2% of revenues to 18.8% reflecting the reduced personnel costs and lower support costs. We expect to make further reductions in selling, general and administrative expenses in 2005 as we maintain pressure on reducing costs.

We measure our operating performance based on operating result before depreciation, amortization, share plans and restructuring and integration, which decreased by 55 percent to $132 million in 2004, and as a percentage of revenues, decreased from 9.9% to 4.5%. We consider operating result before depreciation, amortization, share plans and restructuring and integration to be an effective measure of performance as it excludes certain variables that affect net income (including restructuring activities, asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of our operations. The decrease reflects reduced revenues, the change in revenue mix, the expiry of the SITA MRC and the net negative effect of currency movements, partially offset by lower expenses.

Our operating loss increased from $276 million in 2003 to $375 million in 2004, an increase of 36%, largely as a result of the decrease in operating result before depreciation, amortization, share plans and restructuring and integration.

There were significant movements in exchange rates, particularly in the dollar/euro rate, during 2004. Foreign exchange had a positive effect on revenues of approximately $82 million while operating costs were negatively impacted by approximately $165 million. We recognized a foreign exchange gain of $11 million in 2004 compared to a loss of $22 million in 2003.

The net loss for 2004 of $274 million is 23% below the net loss of $356 million incurred in 2003, but includes a profit of $90 million arising from the disposal of our equity investment in Radianz. See below, “Significant Factors Affecting Our Results — Radianz, Our Joint Venture with Reuters.”

Financing

Our net cash and loans balance at December 31, 2004, amounted to $404 million. This was a decrease of $75 million compared with the net cash and loans position at December 31, 2003. We received $110 million in November 2004 on the disposal of our equity investment in Radianz. In February 2005, France Telecom agreed to make available to us a $250 million credit facility on normal commercial terms which is an addition to the existing $50 million treasury agreement in place since May 2002.

Despite rigorously controlling capital expenditures, operating free cash flow, which we define as operating result before depreciation, amortization, share plans and restructuring and integration less capital expenditures, was negative at $103 million in 2004, compared with an inflow of $12 million in 2003, as a result of deterioration in the Summary of Results discussed above. We have minimal external borrowings and therefore believe that operating free cash flow is the most appropriate indicator of the resources generated from operations, excluding significant restructuring and integration costs, working capital movements and other movements that will not necessarily continue in the long-term.

Staffing

We had 9,313 employees (full-time and full-time equivalents) at December 31, 2004, compared with 9,547 at December 31, 2003. The net decrease reflects our focus on reducing Selling, General and Administrative expenditures.

Significant Factors Affecting Our Results

Our results over the last three years have been affected primarily by the following factors:

Our Merger With Global One

Following completion of the France Telecom transactions in June 2001, we began to integrate our business with Global One and the SITA/Equant network Joint Venture. Under the terms of the Contribution Agreement between France Telecom and us, we agreed to share certain restructuring and integration costs for a period of two years following June 29, 2001. France Telecom agreed to reimburse us for half the costs of employment and termination of the first 2,500 of our employees (including employees to be transferred from SITA to us pursuant to the SITA/Equant network Joint Venture) or Global One employees that we identified as not necessary for our long-term operation. For a period of two years following June 29, 2001, the Contribution Agreement obligated France Telecom to participate in the non-personnel related integration and restructuring costs we incured with respect to the integration of Global One and the SITA network and the realization of related synergies. France Telecom was to bear, or reimburse us for, 50% of the first $240 million of these costs and 100% of the next $90 million of these costs.

We incurred approximately $564.0 million of restructuring and integration costs in the period from June 29, 2001 to December 31, 2003. The major components of the costs incurred during the period since the transactions are asset write downs ($166.4 million), lease exit costs ($127.2 million), employee termination costs ($132.9 million), and integration planning and implementation costs ($69.7 million). France Telecom has reimbursed $286.2 million of the costs incurred to date, and this contribution has been netted against the expense. No further amounts will be reimbursed. Full details of our restructuring and integration activities are provided in Note 7 to the Consolidated Financial Statements. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” and “Item 10. Additional Information – Material Contracts” for further information.

SITA Minimum Revenue Guarantees

Following completion of the transactions closing the merger on June 29, 2001, we terminated the joint venture agreement with SITA, which previously governed our relationship, and replaced it with the agreements described in “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information – Material Contracts of our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Commission on May 12, 2004.” The resulting relationship is one whereby we assume operational control and management of the network and use it to provide global telecommunications services to SITA to support the Air Transport Community. Additionally, SITA agreed to spend a minimum of $504 million and $495 million with us for the two years ended June 30, 2002 and 2003, respectively. The minimum revenue guarantee provision expired on June 30, 2003. As anticipated, the revenues from SITA have decreased since the merger, declining from $713.7 million in 2002 to $641.0 million in 2003 and $549.7 million in 2004.

Pricing Policies

The prices we charge for our network services vary depending on the nature of the service being provided, service speed, geographic location and committed utilization of our capacity. In general, prices are established as either one-time charges (typically installation charges) or monthly charges. The type of monthly charges varies based on the product or service being sold. Monthly charges may be volume sensitive, such as for our voice transmission Internet dial-up service, or flat rate, such as for Frame Relay Private Virtual Circuits or for network Ports. The amount of flat rate monthly charges typically varies according to the bandwidth and customer geographies. Depending on the service, pricing can be aggregated, offering customers fully packaged solutions. In such circumstances, the price may include equipment, such as managed routers and network services.

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

Radianz, Our Joint Venture With Reuters

In the second quarter of 2000, Reuters and Equant formed Radianz, a company which was 51% owned by Reuters and 49% owned by us. Radianz, which commenced operations on July 1, 2000, has developed a secure IP network for extranet communications in the financial services industry. Radianz’s primary customer is Reuters.

We had equal representation on the board of Radianz with Reuters and certain provisions of the shareholders’ agreement we entered into with Reuters regarding Radianz suggested that operating decisions were to be jointly controlled. However, in practice we were unable to invoke joint control because Reuters remained both the dominant supplier and customer of Radianz, and accordingly was in a position to affect significantly the operations of Radianz without our prior approval.

We accounted for our 49% interest in the venture on the equity basis since we were unable to exercise joint control over Radianz. Our share of the results was shown as a single line item “Equity in loss of affiliate”, and supplementary summary information, including details of our share of the net result of Radianz, as well as the gross revenues and costs of the joint venture company, is included in Note 12 of the Consolidated Financial Statements.

On November 16, 2004, we disposed of our equity investment in Radianz for cash proceeds of $110 million, recognizing a gain of approximately $90 million.

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

Impairment of Goodwill and Long-Lived Assets

Long-lived assets are reviewed for impairment on a collective basis since we have no lower level of identifiable cash flows that are independent from other assets and liabilities below the single operating segment level, because long-lived assets are used throughout the geographic regions to generate cash flows jointly due to the nature of the network service revenues, which require traffic to be carried between the various regions.

Under French GAAP, long-lived assets, including goodwill, are subject to an impairment review when, as a result of events or changes in circumstances, their Recoverable Value appears to be permanently less than their carrying value. Such events or circumstances include significant declines, other than temporary, in the market price of our ordinary shares, difficult market conditions in the telecommunications sector that are not expected to be of a short-term duration and the receipt of notification from capacity suppliers that they are no longer able to honor their contractual commitments to provide capacity. Recoverable Value is the higher of net selling price and value in use. The value in use is determined by reference to the sum of discounted cash flows based on economic assumptions and forecasted operating activities approved by our management.

Given a combination of a current period operating loss combined with a history of operating losses and a current expectation that, more likely than not, the minority interest of Equant will be sold to France Telecom, we performed an impairment test at December 31, 2004.

There was no impairment of long-lived assets in 2004 under French GAAP because the recoverable amount exceeded the carrying value. We used the net selling price as the recoverable amount, based on the offer price received from France Telecom on January 22, 2005 to purchase substantially all of the assets and liabilities of the Company for $1.6 billion.

Impairments of long-lived assets of $154.8 million, nil and nil, were recognized in the years ended December 2002, 2003 and 2004, respectively.

Under U.S. GAAP, long-lived assets, including intangible assets with definite lives, are written down when, as a results of events or changes in circumstances and impairment is first measured by reference to undiscounted cash flows. If impairment exists, we must measure impairment by comparing the fair value of the asset to its carrying value. Fair value is either market value (if an active market for the asset exists) or the sum of discounted future cash flows. The discount rate reflects the risk that is specific to that asset. For assets to be disposed of, the loss recognized is the excess of the carrying amount of the asset over its fair value less costs to sell. Under U.S. GAAP, impairments of long-lived assets of nil, nil and $114.4 million, were recognized in the years ended December 2002, 2003 and 2004, respectively.

There was an impairment of long-lived assets of $114.4 million in 2004 under U.S. GAAP because the carrying value exceeded the fair value. France Telecom retained independent valuers to produce a valuation report on the fair value of Equant as a single operating unit. The independent valuers utilized three valuation approaches being the market multiple methodology, comparable transaction and a discounted cash flow model and presented in their valuation report a range of fair values from $1,000 million to $1,400 million, based on a weighted average of the results from the three different approaches. We concluded that the best estimate of fair value was $1,219 million based on management’s evaluation of the report. The impairment charge was allocated to tangible and intangible assets on a pro-rata basis in the amounts of $102.1 million and $12.3 million, respectively.

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

Under U.S. GAAP, SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) addresses the initial and ongoing financial accounting and reporting for acquired goodwill and intangible assets with indefinite lives. SFAS 142 requires that goodwill no longer be amortized but tested for impairment at least annually (or more frequently if impairment indicators arise). We evaluated impairment using a prescribed two-step process on adoption. First, we test for potential impairment by comparing the carrying value of each reporting unit to its fair value. If the carrying value is determined to be in excess of the fair value, then a second step is performed to quantify the amount of goodwill impairment, if any. In the second step, we estimate the fair value of the assets and liabilities of the reporting unit, including recognized and unrecognized intangible assets. We estimate the fair value based on reference to the share price of our publicly traded stock, since it best represents our fair value given that we have only one reporting unit. To the extent that the carrying value of the reporting unit’s goodwill is in excess of the fair value, it is considered impaired.

Under U.S. GAAP, amounts of $2,423.5 million, nil and nil for the years ended December 31, 2002, 2003 and 2004, respectively, were recorded as impairment charges. The impairment charge in 2002 was recognized as a result of the first annual goodwill impairment test in December and resulted in remaining book value of nil given that our share price was $4.05 at December 31, 2002, compared to $11.65 on December 31, 2001. If we had used another method to determine fair value, such as a discounted cash flow model, the amount of the goodwill write off, if any, could have been significantly different.

Revenue Recognition

Like many companies in the telecommunications industry, revenue recognition is one of our critical accounting policies because of its potential effect on our results of operations and financial position. This policy is critical in that it determines whether a transaction is treated as an increase in revenues or a reduction in cost, and it dictates when to record revenue in the income statement.

We derive our revenue from the sale of data network services, voice and network connectivity services and other value-added services, such as hosting, security and professional services. We also sell network hardware products to our customers. See, “Item 4- Business Overview.” Management judgments and estimates must be made in connection with the revenue recognized in any accounting period. Material differences might result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

We recognize revenue when (1) there is persuasive evidence of an arrangement; (2) delivery of products has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

We frequently enter into bundled service contracts with customers, which we account for by considering if there are multiple deliverable elements in the contracts and whether the delivered elements have a standalone value and the undelivered elements have an objective and reliable evidence of the fair value. If these two conditions are met, then each element is recognized based on the revenue recognition guidance specific to that element. If elements may not be separated, application of revenue recognition criteria would be applied to the combined elements.

Revenues are recognized net of discounts and customer sales incentives. Unless otherwise stated, revenues are recognized on a consistent basis under French GAAP and U.S. GAAP. Our principal revenue streams and their respective accounting treatments are discussed below:

Network Services

Network services revenues are generated from sale of transmission of data traffic and on-going service charges for managing the customer’s network system. Integration services revenues are generated from deployment, monitoring and maintenance of customers’ equipment as well as consultancy and professional services.

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

Services Provided to France Telecom & Affiliates

We provide services to Transpac. We recognize revenues and cost of sales on a gross basis. We recognized revenues of $296.3 million, $372.0 million and $450.7 million, respectively, in 2002, 2003 and 2004.

Certain billing, product development, staff costs, branding and human resource services were provided to affiliates of France Telecom (the ‘affiliates’) to support the switched voice and network services businesses. We charge the affiliates on a cost recovery basis and invoice the affiliates for such charges. Under French GAAP, the revenues for such services are classified within other operating income and the cost of such services are classified within costs of services and products sold. Under U.S. GAAP, these services are considered to be peripheral and incidental to our operations and thus are considered to be a gain, which is classified on a net basis against the related costs. In 2002, 2003 and 2004, revenues of $196.1 million, $142.4 million and $132.8 million, respectively, were recognized.

We act as France Telecom’s agent on a limited risk basis for its pre-paid and post-paid calling cards in various countries. We are also the distributor for France Telecom’s carrier business outside France. Given this limited risk in providing these services, we earn a fee of cost plus 0.5% for administrative services rendered on these transactions. The amounts invoiced from suppliers are passed through to France Telecom less our fees. Revenues and cost of sales are recognized on a net basis and are classified within costs of services and products sold. Both of these commercial relationships derive from distribution agreements originally executed by France Telecom and Global One.

Capacity Purchases

The decision whether to classify capacity purchases as capital leases, operating leases or service contracts has a significant effect on our financial statements.

We purchase capacity on major international routes where it is economic to do so. The agreements we have entered to date (known as Indefeasible Rights of Use or IRUs) are capitalized if we have the right to use a specific amount of capacity on specific fiber optic cables and related equipment for a specific time period. IRUs are capitalized if we have the right to use the total capacity from the specific underlying assets (specific fibers or wavelengths) and if the IRU lease term is greater than 75% of the estimated economic life of the underlying asset. IRUs are amortized over the shorter of ten years or the contract term. IRUs that do not meet these criteria are accounted for as service contracts.

Under French GAAP, capacity purchases qualifying as capital leases are recorded within long-lived assets in the balance sheet, with an annual amortization charge recognized in the Consolidated Statement of Operations. Under U.S. GAAP, capacity purchases qualifying as capital leases are recorded within property, plant and equipment and are depreciated over the lesser of the lease term or the estimated useful life of the capacity. As of December 31, 2003 and 2004, $139.2 million and $128.8 million, respectively, was recognized as the net book value of intangible assets, under French GAAP, for capacity purchases qualifying as capital leases. The amount recognized under U.S. GAAP within property, plant and equipment as at December 31, 2004 was $115.3 million, as a result of the allocation of the impairment loss recorded under U.S. GAAP described above in Impairment of Goodwill and Long-lived Assets, to the carrying value of capacity contracts.

We may purchase capacity for a short-term period, typically six months, from a provider while the terms of a longer-term capacity purchase with the same provider are finalized. Under French GAAP and U.S. GAAP, such short-term capacity purchases qualify as service contracts and are deferred within other current assets and prepaid costs and recognized as an operating expense over the period of the service contract. As of December 31, 2003 and 2004, there were no amounts recognized on the balance sheet for purchases of capacity qualifying as service contracts.

Business Combinations

The difference between the French GAAP and U.S. GAAP treatment of our acquisition of Global One has a fundamental effect on our results of operations and financial position under the two accounting regimes. Under French GAAP Equant acquired 100% of the shares of Global One and the transaction was accounted for under the method described in paragraph 215 of Rule 99-02 of the Comité de la Réglementation Comptable or CRC. The results of Global One were included in the income statement prospectively from June 30, 2001. Under U.S. GAAP (EITF 90-13 “Accounting for Simultaneous Common Control Mergers”), by contrast, the acquisition was accounted for as a reverse acquisition in which Global One acquired us, since France Telecom was previously a shareholder of Global One and became the majority shareholder in the combined entity. Global One is viewed as the predecessor entity, and our results for the period prior to June 29, 2001 are excluded from the income statement.

Under paragraph 215 of CRC Rule 99-02, we carried over the historical carrying value of Global One in our financial statements. If we had not applied this accounting treatment we would have been required to recognize goodwill, calculated on the basis of the excess of the purchase price and the fair value of assets acquired as an asset, rather than writing it off directly to equity.

The U.S. GAAP treatment for the Global One transaction required recognition of approximately $6.5 billion of goodwill and $208.6 million of other intangible assets. On June 29, 2001, approximately $3.9 billion of goodwill and intangible assets existed in the predecessor entity, Global One, from the ‘push down’ by France Telecom of goodwill and other intangible assets generated on the purchase of the interests of Sprint and Deutsche Telekom in Global One.

Control of Affiliates

We consolidate companies that we own, or control. Investments in businesses that we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. French GAAP requires the proportional consolidation of entities that are under the joint control of two or more parties.

Our investment in Radianz was accounted for under the equity method of accounting until its disposal because we were unable to exercise joint control over its operations, although we had equal representation on the board and certain provisions of the shareholders’ agreement we entered into with Reuters regarding Radianz suggested that operating decisions were made jointly. Reuters was both the dominant supplier and customer of Radianz and therefore was in a position to affect significantly the operations of Radianz without our prior approval. We also accounted for our investment in Radianz under the equity method of accounting under U.S. GAAP. Proportional consolidation is not permitted under U.S. GAAP except in certain very specific circumstances that do not apply to us.

Restructuring and Integration Charges

Restructuring and integration charges represent amounts arising from significant reorganizations and significant asset impairments resulting from these reorganizations, and are shown as an operating cost on a separate line of the Consolidated Statement of Operations. Under French GAAP it is possible to classify restructuring and integration charges as either ‘operating’ or ‘non-operating’ – if we had chosen to classify our restructuring activities as non-operating our operating loss for the years ended December 31, 2004, 2003 and 2002 would have been reduced by $34.8 million, $85.1 million and $98.1 million, respectively. Our net loss would not have changed in any year.

Amounts recoverable from France Telecom under the Contribution Agreement in respect of restructuring and integration of Equant, Global One and the SITA Equant network Joint Venture were shown as a reduction of restructuring and integration charges. Under U.S. GAAP, amounts recoverable are accounted for as capital contributions and recorded as additional paid-in capital upon receipt – this difference is included in the reconciliation of French GAAP to U.S. GAAP in Note 30 to the Consolidated Financial Statements.

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

Pension Benefits

We have significant pension benefit costs and credits, which are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are usually updated on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related pension and post-retirement benefit costs or credits may occur in the future due to changes in the assumptions.

The key assumptions used in developing our 2004 net pension benefit charge were a weighted average discount rate of 5.09% (2003 was 5.30%), an expected return on plan assets of 7.58% (2003 was 8.03%) and a rate of compensation increase of 3.46% (2003 was 2.89%). The changes in the assumptions from 2003 reflect current market conditions in those countries providing the plans. Compared with 2003, our net pension benefit charge in 2004 increased by $1 million to $13 million, however this increase has been restricted due to changes in the French GAAP rules governing accounting for pension benefits. Our net pension benefit charge is expected to increase to approximately $15 million during 2005, primarily as a result of changes in economic conditions, lower discount rates and exchange rate fluctuations. Holding all other assumptions constant, a one-half percent increase or decrease in the discount rate would have increased or decreased 2004 pre-tax loss by approximately $1 million. Likewise, a one-half percent increase or decrease in the expected return on plan assets would have increased or decreased 2004 pre-tax loss by $0.5 million.

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

We accounted for awards to employees under the Share Option Plan as a liability arrangement until January 1, 2004 because eligible employees had the option of settling the awards either in shares or in cash. These plans are now accounted for as equity-settled because we settled a significant option exercise during 2004 with the issuance of shares.

We use the Black-Scholes option-pricing model to determine the amount of share-based compensation cost to recognize in the financial statements. This requires us to make assumptions on such variables as share price volatility, expected lives of options and discount rates. Changes in these assumptions could significantly affect the amount of stock compensation cost recognized.

Deferred Taxes

Deferred tax assets must be assessed based upon the likelihood of recoverability from future taxable income and to the extent that recovery is not likely, a valuation allowance is established. The allowance is regularly reviewed and updated for changes in circumstances that would cause a change in judgment about the reliability of the related deferred tax assets. These calculations and assessments involve complex estimates and judgments because the ultimate tax outcome can be uncertain or future events unpredictable. As of December 31, 2003 and 2004, a valuation allowance of $625.4 million and $797.1 million, respectively, was recognized against deferred tax assets of $633.4 million and $797.1 million, respectively.

Provision for Bad Debts

At each balance sheet date, we evaluate the collectibility of trade debtors and record provisions for bad debts based on experience. These provisions are based on, among other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of debt collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively. As of December 31, 2003 and 2004, our trade debtors were $630.3 million and $435.8 million, respectively, and the provision for bad debts was $71.6 million and $46.5 million, respectively.

Results of Operations for the Year Ended December 31, 2004, compared to the Year Ended December 31, 2003 based on French GAAP

The following table sets forth our statement of operations for the years ended December 31, 2004 and 2003. The table includes certain pro forma financial information for the year ended December 31, 2003 calculated by applying the average 2004 exchange rates to our 2003 revenues and costs. The unaudited pro forma financial information is not intended to be a substitute for, and should be read in conjunction with, the Consolidated Financial Statements included in Item 17, including the notes thereto. We believe that this unaudited pro forma financial information provides useful disclosure because it separately identifies the effects of exchange fluctuations on our operations.

	For the year ended December 31,
	2004	2003	2003
	Actual		Pro Forma (2)
	(U.S. dollars in millions, except
	percentages)
Revenues	$2,913.9	$2,948.9	$3,030.4
Cost of services and products sold	(2,365.9)	(2,174.4)	(2,300.5)
Other operating income	132.8	142.4	145.5

Gross profit	$680.8	$916.9	$875.4
Selling, general and administrative costs	$(548.5)	$(625.3)	$(666.3)

Operating result before depreciation, amortization, share plans and restructuring and integration charges (1)	$132.3	$291.6	$209.1
Depreciation and amortization, excluding goodwill	(472.5)	(482.4)	(514.7)
Restructuring and integration charges	(34.8)	(85.1)	(91.9)

Operating loss	$(375.0)	$(275.9)	$(397.5)
Finance income (charges)	$9.5	$(21.7)	$(21.4)
Income taxes	0.1	(17.0)	(16.9)
Equity in income (loss) of affiliate	5.8	(40.6)	(40.6)
Profit on disposal of affiliate	90.1	—	—
Other non-operating charges, net	(4.8)	(0.9)	(1.1)

Net loss before minority interests	$(274.3)	$(356.1)	$(477.5)
Minority interests	0.1	(0.1)	(0.1)

Net loss	$(274.2)	$(356.2)	(477.6)

(1)	“Operating result before depreciation, amortization, share plans and restructuring and integration charges” should be considered only in conjunction with all of the information in the Consolidated Financial Statements. You should not consider it to be an alternative to operating loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity, and it is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. We consider it to be an effective measure of performance as it excludes certain variables that affect net income (including restructuring activities, asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of our operations.

(2)	The unaudited pro forma financial information reflects the impact of applying the 2004 monthly average exchange rates to our 2003 revenues and costs, as shown in the following table:

	2003	Foreign	2003
	Actual	exchange (2)	Pro Forma (2)
Revenues	$2,948.9	$81.5	$3,030.4
Cost of services and products sold	(2,174.4)	(126.1)	(2,300.5)
Other operating income	142.4	3.1	145.5

Gross profit	$916.9	$(41.5)	$875.4
Selling, general and administrative	(625.3)	(41.0)	(666.3)

Operating result before depreciation, amortization, share plans and restructuring and integration charges (1)	$291.6	$(82.5)	$209.1
Depreciation and amortization, excluding goodwill	(482.4)	(32.3)	(514.7)
Restructuring and integration charges	(85.1)	(6.8)	(91.9)

Operating loss	$(275.9)	$(121.6)	$(397.5)
Financial charges	(21.7)	0.3	(21.4)
Income taxes	(17.0)	0.1	(16.9)
Equity in loss of affiliate	(40.6)	—	(40.6)
Other non-operating charges, net	(0.9)	(0.2)	(1.1)

Net loss before minority interests	$(356.1)	$(121.4)	$(477.5)
Minority interests	(0.1)	—	(0.1)

Net loss	$(356.2)	$(121.4)	$(477.6)

Revenues

The following tables set forth our revenues, on an actual and a pro forma basis, broken down by line of business. Pro forma revenues are calculated by applying the 2004 monthly average foreign exchange rates to our 2003 revenues.

	Year ended December 31,
	2004	2003	2003
	Actual		Pro Forma
	(U.S. dollars in millions, except percentages)
Network Services	$1,502.9	1,607.1	1,656.4
As a percentage of revenues	51.6%	54.5%	54.7%
Integration Services	593.9	476.6	494.2
As a percentage of revenues	20.4%	16.2%	16.3%
Other Services	267.4	224.2	238.8
As a percentage of revenues	9.2%	7.6%	7.9%
SITA contract	549.7	641.0	641.0
As a percentage of revenues	18.8%	21.7%	21.1%

Total	$2,913.9	2,948.9	3,030.4

Our revenues declined by 1.2%, or $35.0 million, to $2,913.9 million for the year ended December 31, 2004 compared to $2,948.9 million for the year ended December 31, 2003. Compared with 2003, foreign exchange movements had a positive effect of $81.5 million on our revenues, driven in particular by the appreciation of the Euro against the U.S. dollar.

On a pro forma basis our revenues fell by 3.8% from $3,030.4 million. This reflects increases in revenues from Integration Services and Other Services, offset by decreases in revenues from Network Services and SITA. Our Network Services business enjoyed volume increases offset by significant price declines. The growth in Integration Services reflects our concentration on our services strategy and the success of our outsourcing activities.

The following table shows our revenues broken down by geographic region. Revenues are attributed to the region in which the ultimate customer is located, rather than the region from which the related services are invoiced.

	Year ended December 31,
	2004	2003
	(U.S. dollars in millions, except in percentages)
Europe, Middle East and Africa	$2,167.1	$2,188.8
As a percentage of revenues	74.4%	74.2%
Americas	$585.9	$595.3
As a percentage of revenues	20.1%	20.2%
Asia Pacific	160.9	164.8
As a percentage of revenues	5.5%	5.6%

Total	$2,913.9	$2,948.9

Revenues in each region declined by between 1% and 3%. There was no change in the relative significance of any individual region.

Network Services

The following table sets forth the revenues from our Network Services primary product lines.

	Year ended December 31,
	2004	2003
	(U.S. dollars in millions, except in percentages)
IP-related	$839.9	$605.9
As a percentage of NS revenues	55.9%	37.7%
Traditional MDNS	663.0	1,001.2
As a percentage of NS revenues	44.1%	62.3%

Total	$1,502.9	$1,607.1

Revenues from network services declined by 6.5%, or $104.2 million, to $1,502.9 million in 2004, as compared to $1,607.1 million in 2003. On a pro forma basis, calculated by applying the 2004 monthly average foreign exchange rates to our 2003 revenues, network services revenues fell by 9.3%, or $153.5 million, from $1,656.4 million in 2003.

The pro forma decrease in revenues reflects continuing price erosion on contract renewals, and competition remained strong in the marketplace. We experienced a higher level of disconnections, particularly in North America, as customers moved to lower cost IP solutions. Both of these trends have especially affected revenues from legacy data products such as X.25, X.28, Frame Relay and ATM, whereas revenues from IP-based products continued to grow, as shown in the table above.

Both our direct and indirect sales channels have experienced declines in revenues.

	Year ended December 31,
	2004	2003	2003
	Actual		Pro Forma
	(U.S. dollars in millions, except percentages)
Direct	$1,288.0	$1,348.3	1,389.7
As a percentage of NS revenues	85.7%	83.9%	83.9%
Indirect	214.9	258.8	266.7
As a percentage of NS revenues	14.3%	16.1%	16.1%

Total	$1,502.9	$1,607.1	$1,656.4

On a pro forma basis, direct revenues decreased by 7.3%, or $101.7 million, from $1,389.7 million in 2003. The pro forma decrease in revenues reflects the trends described above.

On a pro forma basis, indirect channel revenues fell by 19.4%, or $51.8 million, from $266.7 million in 2003. Actual revenues from Sprint, Deutsche Telekom and Radianz, former shareholders in Global One, totaled approximately $114 million in 2004 compared with approximately $177 million in 2003.

As a percentage of total Network Services revenues, direct revenues increased from 83.9% in 2001 to 85.7% in 2004, reflecting the ongoing reduction in revenues from wholesale channels.

Integration Services

The following table sets forth our Integration Services revenues by product line. Pro forma revenues are calculated by applying the 2004 monthly average foreign exchange rates to our 2003 revenues.

	Year ended December 31,
	2004	2003	2003
	Actual		Pro Forma
	(U.S. dollars in millions, except percentages)
Fulfillment	$231.6	166.8	170.0
As a percentage of IS revenues	39.0%	35.0%	34.4%
Hosting and applications	150.3	133.0	142.1
As a percentage of IS revenues	25.3%	27.9%	28.8%
Other integration services	212.0	176.8	182.1
As a percentage of IS revenues	35.7%	37.1%	36.8%

Total	$593.9	476.6	494.2

Revenues for 2004 increased by 24.6%, or $117.3 million, to $593.9 million compared to $476.6 million in 2003. On a pro forma basis our integration services revenues grew by 20.2% from $494.2 million in 2003, reflecting the impact of our focus on skills-based services (see “Item 4. Business Overview’).

Compared with 2003, fulfillment revenues increased by 38.8%, or $64.8 million, of which 2.6% was due to the positive effects of foreign exchange movements, with strong growth in the European, Middle East and Africa region.

Hosting and applications revenues grew by 13.0%, or $17.3 million, in 2004 compared with 2003 benefiting from increased activity outside France and the positive effects of currency movements of $9.1 million.

Other Integration Services revenues include those from maintenance field services, project management and certain consultancy services. In 2004, Other Integration Services revenues showed an increase of 19.9%, or $45.2 million, compared with 2003, of which 3.5% was due to the positive effects of foreign exchange movements. The pro forma increase of $39.9 million arises mainly as a result of increased demand for our skills-based services, and despite a decrease in revenues from desk-top maintenance services in the US.

Other Services

The following table sets forth our Other Services revenues by type. Pro forma revenues are calculated by applying the 2004 monthly average foreign exchange rates to our 2003 revenues.

	Year ended December 31
	2004	2003	2003
	Actual		Pro Forma
	(U.S. dollars in millions, except percentages)
Convergence solutions	$159.1	$140.0	$146.2
As a percentage of Other Services revenues	59.5%	62.4%	61.2%
Services provided to France Telecom affiliates	108.3	84.2	92.6
As a percentage of Other Services revenues	40.5%	37.6%	38.8%

Total	$267.4	$224.2	$238.8

Revenues from Other Services rose by 19.3%, or $43.2 million, to $267.4 million in 2004 from $224.2 million in 2003. On a pro forma basis revenues increased by 12.0%, or $28.6 million, from $238.8 million in 2003.

The 8.8% increase in pro forma convergence revenues reflects additional voice revenues from new outsourcing contracts.

The 17.0% increase in pro forma affiliation fees reflects increased product management fees from France Telecom Transpac, as a result of a change in the pricing structure of the Transpac contract. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” for further information on our arrangements with France Telecom Transpac.

SITA Contract

Our revenues from the SITA contract declined by 31.5%, or $91.3 million, to $549.7 million in 2004 from $641.0 million in 2003. Approximately $47 million of the decrease was due to the reduction in revenues following expiry on June 30, 2003 of the MRC. The remainder reflects lower activity levels as SITA’s customers moved away from traditional services to internet-based solutions.

Costs of Services and Products sold

Costs of services and products sold increased by 8.8% or $191.5 million, to $2,365.9 million in 2004 from $2,174.4 million in 2003. On a pro forma basis costs of products and services increased by 2.8%, or $65.4 million, from $2,300.5 million in 2003, largely as a result of increased costs required to support the additional fulfillment and outsourcing revenues described above.

We have experienced increases in customer access and data and voice termination costs as a result of our success in securing additional outsourcing customers – customer access costs have increased by 2.3% on a pro forma basis, and voice termination costs have increased by over 31%.

Our ongoing focus on cost optimization has delivered reductions in a number of aspects of our underlying cost base — our transmission costs declined by almost 10% during 2004, or almost 15% if the effects of exchange are excluded. We intend to continue to pursue aggressive cost reduction initiatives in 2005, particular in the areas of customer access costs and national and international circuits.

We employed 6,235 people in the Network at December 2004 compared to 5,936 at December 2003, an increase of 299 or 5%, in line with the pro forma increase in staff-related expenditure. We expect to see a reduction in staff-related expenditure in 2005 as our efforts to improve service quality through the centralization of our customer support resources yield results.

Other Operating Income

Other operating income comprises recoveries from France Telecom in respect of our switched voice services and the provision of ancillary services with respect to the network. We recognized $132.8 million of Other Operating Income in 2004, compared to $142.4 million in 2003, a decrease of 6.7%, or $11.6 million.

Switched voice services

In 2004, we entered into a new contract with France Telecom that provided for us to retain ownership, management and financial responsibility for our switched voice business and switched voice platform, most of which we acquired in the merger with Global One. As part of this arrangement, we provide services to France Telecom on a cost recovery basis. We recognized income of $89.0 million from France Telecom in 2004 under these arrangements, compared to $95.4 million in 2003, a decline of 6.7%, or $6.4 million. We have also recorded an amount of $56.5 million within deferred income relating to future France Telecom cost recoveries pursuant to this new agreement.

Ancillary support services

We provide transmission capacity and IP services to France Telecom in countries where France Telecom does not have a presence. Pricing for these services is based on market price. We also supply ancillary support services to France Telecom on a cost recovery basis. These commercial relationships will continue so long as France Telecom continues to own at least 34% of our outstanding shares; however, the commercial terms can be varied. France Telecom paid us $43.8 million for these support services in 2002, compared to $47.0 million in 2003.

Gross Profit

Gross profit declined by 25.8%, or $236.1 million, to $680.8 million in 2004 from $916.9 million in 2003. On a pro forma basis, gross profit declined by 22.2%, or $194.6 million, from $875.4 million in 2003.

The gross profit reduction reflects a significant decrease in revenues from Network Services and SITA, which have not been offset by a decrease in network costs. This revenue decrease, mainly driven by price erosion and by the expiry of the SITA MRC, amounts to approximately $196 million, or approximately $245 million on a pro forma basis.

Our gross margin in 2004 was 23.4% compared to 31.1% in 2003, a decline of 7.7%, or 5.5% on a pro forma basis. Our ability to increase margins will depend, among other things, on our ability to successfully manage the continuing decline in Network Services revenues, to increase customer demand for our higher margin skills-based services and to reduce our network costs. Margins may in fact remain static or decline.

Selling, general and administrative costs

Selling, general and administrative (‘SG&A’) costs comprise expenses incurred to promote and sell our products and services, as well as expenses incurred by central and local management functions to monitor our performance.

SG&A costs decreased by 12.3%, or $76.8 million, to $548.5 million in 2004 from $625.3 million in 2003. On a pro forma basis the decline amounted to 21.5%, or $117.8 million, from $666.3 million. SG&A expenses as a percentage of revenue declined to 18.8% compared with 21.2% in 2003, or 22.0% on a pro forma basis.

We released bad debt allowances of $22.2 million in 2004, compared to recognizing a charge of $0.1 million in 2003, as we were able to more accurately assess the recoverability of our receivables following the implementation of improved accounting and reporting systems.

Our ongoing focus on indirect costs yielded considerable benefits during 2004.

We achieved a 12% reduction in property and telecommunications costs, or approximately 16% on a pro forma basis, as the cost saving initiatives launched in 2003 delivered results. We reduced marketing and advertising expenditure by a further 12%, or approximately 14% on a pro forma basis, as we improved the focus of our marketing activities. Increases in professional fees relating to our compliance with the Sarbanes-Oxley Act and the implementation of International Financial Reporting Standards, and increased branding and corporate identity fees for the use of France Telecom support services partially offset these improvements were.

We experienced a 9% reduction in staff-related expenditure in 2004, or approximately 15% on a pro forma basis, as staff numbers fell from 3,611 at the beginning of the year to 3,078 at the end of the year.

Operating result before depreciation, amortization and restructuring and integration charges

Operating result before depreciation, amortization and restructuring and integration charges decreased by 54.6%, or $159.3 million, to $132.3 million in 2004 from $291.6 million in 2003. As a percentage of revenue, it declined from 9.9% in 2003 to 4.5% in 2004. This change includes the net negative impact of currency movements of $82.5 million.

On a pro forma basis, operating result before depreciation, amortization and restructuring and integration charges decreased by $76.8 million or 26.3% in 2004 from $209.1 million in 2003. The pro forma decrease reflects reduced revenues and the impact of a change in revenue mix, which were partially offset by a reduction in SG&A expenses.

Depreciation and amortization, excluding goodwill

Depreciation and amortization decreased by 2.1%, or $9.9 million, in 2004 to $472.5 million from $482.4 million in 2003. As a percentage of revenue, depreciation and amortization decreased slightly from 16.4% in 2003 to 16.2% in 2004.

On a pro forma basis, depreciation and amortization decreased by 8.2%, or $42.2 million, in 2004 from $514.7 million in 2003. The depreciation charge is substantially above the current rate of capital expenditure, reflecting the high levels of capital expenditure in past years, however is declining as assets purchased in 2000 and 2001 become fully depreciated.

Restructuring and integration charges

The following table sets forth the components of our restructuring and integration charges for the periods indicated.

	Year ended December 31,
	2004	2003
	(U.S. dollars in millions)
Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$5.7	$191.6
Strategic reorganization	29.1	6.1

Total	$34.8	$197.7
Reimbursement due from FT	$—	$(112.6)

Total	$34.8	$85.1

Restructuring and integration charges in 2004 amounted to $34.8 million. This comprised $29.1 million of restructuring costs in connection with our strategic reorganization and $5.7 million of integration costs following the France Telecom transactions.

During 2004, we incurred employee termination costs of $16.8 million and lease exit costs of $12.3 million in connection with our strategic reorganization. We expect to incur additional expenditure in 2005 as we continue our transformation into a services-focused organization.

Following the merger with Global One and the termination of the SITA/Equant network Joint Venture, we commenced integrating the operations of the three organizations. We have incurred restructuring and integration costs of $564.0 million during the period since the transactions, the major components of which are asset write downs ($166.4 million), lease exit costs ($127.2 million), employee termination costs ($132.9 million), and integration planning and implementation costs ($69.7 million).

Under the terms of the Contribution Agreement, France Telecom reimbursed $286.2 million of the costs incurred since July 2001, and this contribution has been netted against the expense.

Operating loss

We recorded an operating loss of $375.0 million in 2004 compared to $275.9 million in 2003. This change reflects the decrease in operating result before depreciation, amortization, share plans and restructuring and integration, partially offset by the decrease in restructuring and integration expenses.

46

Financial income (charges)

The following table sets forth the components of our financial income/(charges) for the periods indicated.

	Year ended December 31,
	2004	2003
	(U.S. dollars in millions)
Interest income	9.8	6.7
Interest expense	(11.0)	(6.4)
Foreign exchange gain (losses)	$10.7	$(22.0)

Financial income (charges)	$9.5	$(21.7)

Net interest expense for 2004 was $1.2 million compared to net interest income of $0.3 million in 2003, a decrease of $1.5 million.

At December 31, 2004 we had cash balances of $404.4 million (including $289.0 million on deposit with France Telecom), compared to $330.1 million (including $138.2 million on deposit with France Telecom) as at December 31, 2003. At December 31, 2004 these deposits were earning interest at rates of 2.33% per annum, compared to 1.06% per annum on December 31, 2003. At December 31, 2003, we were also earning interest at a rate of 1.56% per annum on a short-term loan of $150 million to France Telecom that was repaid in July 2004. See “—Liquidity and Capital Resources”.

Interest expense includes the amortization of the discount on the onerous contract liability associated with services to be provided under the Radianz contribution agreement, which rose from $2.4 million in 2004 to $2.5 million in 2004, as well as interest on bank loans and overdrafts.

In 2003, the U.S. dollar lost 16.2% in value against the euro, 10.1% against sterling and 9.7% against the yen. In the first half of 2004, the dollar actually increased in value against the euro and the yen, while depreciating against sterling. In the second half of 2004, the dollar resumed its longer term downward trend against all major counterparts, resulting in net losses for the year of 6.9%, 9.5% and 2.9%, respectively against the euro, sterling and the yen.

We recognized a foreign exchange gain of $10.7 million in 2004 compared to a loss of $22.0 million in 2003. We ceased entering into foreign exchange contracts to provide cover against fluctuations in foreign exchange rates in 2004.

Income taxes

We recognized a tax credit of $0.1 million in 2004 compared to a tax charge of $17.0 million in 2003, largely as a result of our ability to recover historic tax payments through the carryback of tax losses.

The following table sets forth the calculation of our tax charge for the periods indicated.

	Year ended December 31,
	2004	2003
	(U.S. dollars in millions)
Current tax	$(8.1)	$25.0
Deferred tax charge	8.0	(8.0)

Total provision	$(0.1)	$17.0

Our tax charge has varied considerably from year to year as a result of the varying levels of profitability of our operations in certain countries and the utilization of tax losses carried forward. We have a taxable presence in almost 100 countries and, even if an overall loss is incurred, a taxable profit is typically made in certain countries.

Certain of our subsidiaries, particularly the former Global One companies, have a history of significant losses, resulting in substantial tax losses being carried forward. These are recorded on the balance sheet as deferred tax assets net of valuation allowance, reflecting our determination that it is probable that we will fail to realize our investment in some portion or all of these assets in the immediate future.

Estimated net operating loss carry forwards at December 31, 2004 and 2003 and their expiration dates as at December 31, 2004 are shown below:

	Net operating loss	Net operating loss
Expiration	2004	2003
	(U.S. dollars in millions)
1 to 4 years	$74.0	$113.5
5 years or longer	646.1	585.4
No expiration	2,064.5	1,802.2

	$2,784.6	$2,501.1

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

At December 31, 2004 the deferred tax asset was $797.1 million, including those related to operating losses of $691.5 million and to fixed asset and other temporary timing differences of $105.7 million. However, we have recorded a 100% valuation allowance against the asset to reflect our estimate that it is not probable that we will realize the asset in the immediate future. While we provided for these assets , the tax losses remain available for use in the future.

The comparable figures at December 31, 2003 were a deferred tax asset of $633.4 million with a valuation allowance of $625.4 million.

Equity in income ( loss) of affiliate

We recognized a gain of $5.8 million in 2004 in respect of our share of the results of Radianz, compared to a loss of $40.6 million in 2003. This reflects the improvement in Radianz’s operational performance in the period prior to disposal, as well as our $15.0 million share of a gain on the disposal of Radianz’s voice business.

Profit on disposal of affiliate

We disposed of our equity investment in Radianz in November 2004 for cash proceeds of $110.0 million. Our commitment to provide future services to Radianz free of charge was also deemed to be satisfied upon termination of the joint venture agreement, and we therefore recognized a gain of $90.1 million upon disposal.

Other non-operating charges (net)

Other non-operating charges (net) comprises the following components:

	Year ended December 31,
	2004	2003
	(U.S. dollars in millions)
Employee profit sharing	$(0.8)	$0.9
Employee share purchase scheme	1.7	—
Pension charge	3.9	—

	$4.8	$0.9

The employees of majority-owned French subsidiaries of France Telecom are eligible to participate in a profit sharing program, the amount of which depends on the overall performance of the France Telecom group. These costs were negative in 2004 as a result of the receipt of a partial reimbursement of historic contributions from France Telecom.

Employees of majority-owned subsidiaries of France Telecom in certain countries, including France, the United Kingdom and the United States, were eligible to purchase shares at a discount to market value in 2004. We incurred a charge of $1.7 million in respect of this program.

We were required to record a charge of $3.9 million in connection with our adoption of Recommendation 2003-R.01 of the French National Accounting Board (“Conseil National de la Comptabilité” — CNC) relating to the rules for accounting for and the measurement of pension obligations and similar benefits, as this new standard expanded the scope of those arrangements covered by the rule. We also recorded a further $38.0 charge to Shareholders’ equity to recognize a previously unrecognized actuarial loss on the balance sheet. See Note 17 to the Consolidated Financial Statements for more detail.

Net loss

We recorded a net loss of $274.2 million in 2004 compared to $356.2 in 2003, a decrease of 23.0%. This change reflects the gain on disposal of Radianz, and the increases in equity in result of affiliate and financial income, partially offset by the increased operating loss.

The net loss per share decreased by 23.0% to $0.94 per share, from $1.22 per share in 2003.

Results of Operations for the Year Ended December 31, 2003, compared to the Year Ended December 31, 2002 based on French GAAP

The following table sets forth our statement of operations for the years ended December 31, 2002 and 2003 and the percentage change between the two periods:

	For the year ended		% change
	December 31,		from 2002 to
	2003	2002	2003
	(U.S. dollars in millions, except percentages)
Revenues	$2,948.9	$2,973.1	(0.8)%
Cost of services and products sold	(2,174.4)	(2,269.9)	(4.2)%
Other operating income	142.4	196.1	(27.4)%

Gross profit	$916.9	$899.3	2.0%
Selling, general and administrative	$(625.3)	$(707.3)	(11.6)%

Operating result before depreciation, amortization, share plans and restructuring and integration charges (1)	$291.6	$192.0	51.9%
Depreciation and amortization, excluding goodwill	(482.4)	(487.7)	(1.1)%
Share plan costs (2)	—	9.9	n/a
Restructuring and integration charges (3)	(85.1)	(98.1)	(13.2)%

Operating loss	$(275.9)	$(383.9)	(28.1)%
Financial (charges) income	$(21.7)	$13.3	n/a
Income taxes	(17.0)	(11.9)	42.9%
Equity in loss of affiliate	(40.6)	(27.3)	48.7%
Other non-operating charges, net	(0.9)	(0.3)	200.0%

Net loss before minority interests and goodwill amortization	$(356.1)	$(410.1)	(13.2)%
Goodwill amortization	$—	$(178.9)	n/a
Minority interests	(0.1)	(0.7)	(83.6)%

Net loss	$(356.2)	$(589.7)	(39.6)%

(1)	“Operating result before depreciation, amortization, share plans and restructuring and integration charges” should be considered only in conjunction with all of the information in the Consolidated Financial Statements. You should not consider it to be an alternative to operating profit/loss as an indicator of our performance or as an alternative to cash flows as a measure of our liquidity, and it is not a measure of performance calculated in accordance with U.S. GAAP and may not be presented on the face of a U.S. GAAP income statement. We consider it to be an effective measure of performance as it excludes certain variables that affect net income (including restructuring activities, asset bases, depreciation policies, financing activities and tax regimes) but may not be directly related to all financial aspects of our operations.

(2)	Share plan costs represent the cost of providing stock to employees under our share-based incentive compensation plans. Under French GAAP there is no compensation cost if awards and options are satisfied through the issue of new equity. Social security charges are payable on the fair value of the shares granted and are recognized over the period between the granting and vesting dates of the awards. These costs were negative in 2002 (meaning that we reversed costs that were previously incurred) largely because we recognized an exceptional gain of $9.8 million, which represents cash received following successful litigation against our former share plan advisers.

(3)	Restructuring and integration charges mostly include the costs of integrating the former Global One businesses.

Revenues

The following table sets forth our revenues broken down by line of business:

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions, Except percentages)
Network Services	$1,607.1	$1,567.1
As a percentage of revenues	54.5%	52.7%
Integration Services	476.6	453.4
As a percentage of revenues	16.2%	15.3%
Other Services	224.2	238.9
As a percentage of revenues	7.6%	8.0%
SITA contract	641.0	713.7
As a percentage of revenues	21.7%	24.0%

Total	$2,948.9	$2,973.1

Our revenues fell by 0.8% to $2,948.9 million for the year ended December 31, 2003 compared to $2,973.1 million for the year ended December 31, 2002. This reflects declines in Other Services and the SITA contract, partially offset by increases in revenues from Network Services and Integration Services. After excluding the effect of changes in exchange rates, our Network Services business enjoyed volume increases, but these were more than offset by price declines.

The following table sets forth our revenues broken down by geographic region:

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions, Except percentages)
Europe, Middle East and Africa	2,188.8	2,153.5
As a percentage of revenues	74.2%	72.4%
Americas	$595.3	$660.6
As a percentage of revenues	20.2%	22.2%
Asia Pacific	164.8	159.0
As a percentage of revenues	5.6%	5.4%

Total	$2,948.9	$2,973.1

Revenues are attributed to the region in which the ultimate customer is located, rather than the region from which the related services are invoiced.

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

Network Services

The following table sets forth the revenues from each of our Network Services primary product lines:

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions, Except percentages)
IP-based	$605.9	$443.3
As a percentage of Network Services revenues	37.7%	28.3%
Traditional MDNS	1,001.2	1,123.8
As a percentage of Network Services revenues	62.3%	71.7%

Total	$1,607.1	$1,567.1

Revenues from network services grew by $40.0 million or 2.6% to $1,607.1 million in 2003, as compared to $1,567.1 million in 2002. If the effects of movements in currencies is excluded, revenues decreased by approximately 2%.

These revenue increases were principally the result of increases in volume, which resulted from the growth in the international data transmission market and from both new and increased existing customer penetration. We experienced increased demand for high speed protocols, but this was partially offset by falling demand for low speed protocols.

The following table sets forth our Network Services revenues split by direct and indirect channels:

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions, except percentages)
Direct	$1,348.3	$1,244.9
As a percentage of Network Services revenues	83.9%	79.4%

Indirect	258.8	322.2
As a percentage of Network Services revenues	16.1%	20.6%

Total	$1,607.1	$1,567.1

Direct revenues increased by $103.4 million, or 8.3%, to $1,348.3 million in 2003 compared to $1,244.9 million in 2002. As a percentage of total Network Services revenues, Direct revenues increased from 79.4%, in 2002 to 83.9% in 2003.

Indirect revenues have fallen by $63.4 million,or 19.7%, to $258.8 million in 2003, compared to $322.2 million in 2002. This reflects significant decreases in the level of revenues from Sprint and Deutsche Telekom, former shareholders in Global One.

We continued to experience price declines on contract renewals due to the ongoing focus on cost control of our target market, however continued to perform well in securing contracts in competitive tenders, winning approximately 60% of opportunities in 2003. Although our contracts typically average three years, three of the top ten orders (by total order value) during the fourth quarter of 2003 were for terms of more than five years.

Integration Services

The following table sets forth our Integration Services revenues by product line.

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions, except percentages)
Fulfillment	$166.8	$135.1
As a percentage of Integration Services revenues	35.0%	29.8%
Hosting and applications	133.0	122.5
As a percentage of Integration Services revenues	27.9%	27.0%
Other integration services	176.8	195.8
As a percentage of Integration Services revenues	37.1%	43.2%

Total	$476.6	$453.4

Revenues for 2003 increased by $23.2 million, or 5.1% to $476.6 million compared to $453.4 million in 2002. This increase primarily reflects the impact of movements in foreign exchange rates, which has boosted the U.S. dollar value of revenues billed in other currencies. If these effects are excluded, revenues decreased by approximately 1%.

Revenues from fulfillment increased by $31.7 million or 23.5%, primarily due to an extremely strong fourth quarter. If the effects of movements in exchange rates are excluded, revenues increased by approximately 21%, with most regions showing good growth.

The $10.5 million or 8.6% increase in revenues from hosting and applications was entirely due to the impact of foreign exchange rate movements. If these effects are excluded, revenues decreased by approximately 6%, reflecting underlying growth in revenues from direct customers but lower revenues from France Telecom Transpac.

Revenues from other integration services decreased by 9.7%, following a fall in demand for field services, particularly in North America.

Other Services

The following table sets forth our Other Services revenues by type:

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions, except percentages)
Convergence solutions	$140.0	$149.6
As a percentage of Other Services revenues	62.4%	62.6%
Services provided to France Telecom	84.2	89.3
As a percentage of Other Services revenues	37.6%	37.4%

Total	$224.2	$238.9

Revenues from Other Services fell by 6.2% or $14.7 million to $224.2 in 2003 from $238.9 million in 2002. If the effects of movements in exchange rates are excluded, revenues decreased by approximately 15%. The underlying drop in revenues reflects a 12% reduction in revenues from Convergence Solutions, primarily consisting of the significant circuit-switched voice activity we acquired with Global One, as we migrated customers to voice over IP, as well as a 21% drop in product management royalties from France Telecom Transpac. The reduction in product management royalties reflects a reduction in the royalty rate from 8.0% to 5.75%, partially offset by an increase in the range of products covered by the agreements. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Relationship with France Telecom” for further information on our arrangements with France Telecom Transpac.

SITA Contract

The SITA Contract included a minimum revenue guarantee that expired on July 1, 2003. The expiration of this guarantee accounts for the majority of the decrease of $72.7 million or 10.2% to $641.0 million in 2003 from $713.7 million in 2002. The proportion of revenue earned on high speed protocols such as IP-VPN increased by over 50% during 2003, as low-speed connections were removed from the network.

Costs of Services and Products sold

The cost of services and products sold decreased by 4.2%, or $95.5 million, to $2,174.4 million in 2003 from $2,269.9 million in 2002. On a constant currency basis, calculated by applying the 2003 exchange rates to our 2002 expenditure, costs of products and services decreased by over 10%, notwithstanding increased costs to support the additional fulfillment and outsourcing revenues discussed above.

We employed 5,936 people in the Network at December 2003 compared to 6,405 people at December 31, 2002, a reduction of 469 or over 7%. Staff-related expenditure declined by approximately 3% during the year.

The network restructuring and integration activities performed since July 2001 yielded significant cost savings. Our access and data termination costs for 2003 were approximately 6% below that of 2002, following completion of initiatives to identify redundant or high cost circuits, and we experienced an 18% reduction in the cost of transmission over the same period. Our total network costs decreased by approximately 15% from 2002 to 2003, despite the adverse impact of foreign exchange.

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

Switched Voice Services

We entered into agreements at the time of the merger with Global One to transfer the operation, management and financial responsibility for our switched voice business and switched voice platform (most of which we acquired in the merger with Global One) to France Telecom by the end of 2005. These agreements included joint planning and financial arrangements to ensure that the switched voice business did not materially affect our profitability, and were cancelled in 2004 following negotiation of a new agreement pursuant to which we retained full responsibility for the switched voice business. We recognized income of $95.4 million from France Telecom in 2003 under these arrangements, compared to $131.1 million in 2002.

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

Gross Profit

Gross profit grew by 2.0% or $17.6 million to $916.9 million in 2003 from $899.3 million in 2002. The gross margin increased to 31.1% in 2003 from 30.3% in 2002. The improvement in gross margin was largely a result of our continued focus on operational efficiencies and the effects of the Network restructuring and integration activities described above.

The improvement in gross profit arose mainly from a combination of higher direct Network Services revenues and an improvement in the Network cost structure, following the integration of the Global One network, which was partially offset by the reduction in revenues from SITA and the conditions facing our indirect Network Services business as described above (see “Item 3. Key Information—Risk Factors”).

Selling, General and Administrative Costs

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

Facilities costs fell by over 19% during 2003, as we closed 33 sales and administrative offices.

We achieved a 26% reduction in marketing and advertising expenditure, as we focused on our Global Large Accounts program. Indirect taxes decreased by over 50%, as legislation covering certain U.S. sales taxes was changed, and professional fees fell by almost 9% as we re-evaluated a number of our supplier arrangements.

Both staff-related expenditure and headcount declined by approximately 3% between 2002 and 2003, as staff numbers fell from 3,727 at the beginning of the year to 3,611 at the end of the year.

Operating Result Before Depreciation, Amortization, Share Plans And Restructuring And Integration Charges

Operating result before depreciation, amortization, share plans and restructuring and integration charges increased by 51.9% to $291.6 million in 2003 from $192.0 million in 2002. As a percentage of revenue, it increased from 6.5% in 2002 to 9.9% in 2003. This improvement reflected the increased gross margins as well as the reduction in selling, general and administrative costs.

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

Restructuring and Integration Charges

The following table sets forth the components of our restructuring and integration charges for the periods indicated.

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions)
Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$191.6	$193.3
Strategic reorganization	6.1	—
Other	—	(0.8)

Total	$197.7	$192.5
Reimbursement due from FT	$(112.6)	$(94.4)

Total	$85.1	$98.1

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

Operating Loss

We recorded an operating loss of $275.9 million in 2003 compared to $383.9 million in 2002. This change reflected the significant increase in operating result before depreciation, amortization, share plans and restructuring and integration charges, together with a reduction in restructuring and integration charges partially offset by a small increase in the depreciation charge.

Financial (charges) income

The following table sets forth the components of our financial (charges) income for the periods indicated.

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions)
Interest income	6.7	7.1
Interest expense	(6.4)	(2.0)
Foreign exchange (losses) gains	$(22.0)	$8.2

Financial (charges) income	$(21.7)	$13.3

Net interest income for 2003 was $0.3 million compared to $5.1 million in 2002, a decrease of $4.8 million.

At December 31, 2003 we had a cash balance of $330.1 million, (including $138.2 million on deposit with France Telecom), compared to $452.2 million (including $307.8 million on deposit with France Telecom) as at December 31, 2002. At December 31, 2003 these deposits were earning interest at a rate of 1.06% per annum, compared to 1.36% per annum on December 31, 2002. At December 31, 2003, we were also earning interest at a rate of 1.56% per annum on a short-term loan of $150 million to France Telecom that was repaid in July 2004. See “—Liquidity and Capital Resources”.

Interest expense includes the amortization of the discount on the onerous contract liability associated with services to be provided under the Radianz contribution agreement, which rose from $1.6 million in 2002 to $2.4 million in 2003, as well as interest on bank loans and overdrafts.

The U.S. dollar initially strengthened against all other major currencies in 2002, reaching a peak against its major counterparts in the first quarter. After a short period of stabilization the dollar started to decline, most notably in the months of May and June and, again, towards year-end. Overall in 2002 the dollar lost 15.4% in value against the euro, 10.8% against sterling and 7.6% against the yen. This trend continued in 2003, with the dollar declining by 16.2% against the euro, 10.1% against sterling and 9.7% against the yen and reaching a low point against all three currencies around year-end.

We recognized a foreign exchange loss of $22.0 million in 2003 compared to a gain of $8.2 million in 2002, as the steep decline in the value of the U.S. dollar during the second half of the year increased the cost of settling our non-U.S. dollar denominated liabilities that were not covered by forward contracts. The contracts we entered into are not treated as hedges for accounting purposes, but were intended to provide cover against fluctuations in exchange rates.

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

Income taxes

Our tax charge increased by 43.7% to $17.0 million in 2003 from $11.9 million in 2002, largely as a result of improvements in the profitability of a number of the group’s entities following successful restructuring and integration activities. Our effective tax rate increased from 2.1% to 5.0% due to a change in the profitability mix of entities.

The following table sets forth the calculation of our tax charge for the periods indicated.

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions)
Current tax	$25.0	$11.9
Deferred tax	(8.0)	—

Total provision	$17.0	$11.9

Our tax charge has varied considerably from year to year as a result of the varying levels of profitability of our operations in certain countries and the utilization of tax losses carried forward. We have a taxable presence in almost 100 countries and, even if an overall loss is incurred, a taxable profit is typically made in certain countries.

Certain of our subsidiaries, in particular the former Global One companies, have a history of significant losses, resulting in substantial tax losses being carried forward. These are recorded on the balance sheet as deferred tax assets net of valuation allowance, reflecting our determination that it is probable that we will fail to realize our investment in some portion or all of these assets in the immediate future.

Estimated net operating loss carry forwards at December 31, 2003 and 2002 and their expiration dates as at December 31, 2003 are shown below:

	Net operating loss	Net operating loss
Expiration	2003	2002
	(U.S. dollars in millions)
1 to 4 years	$113.5	$117.9
5 years or longer	585.4	378.0
No expiration	1,802.2	1,413.2

	$2,501.1	$1,909.1

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

At December 31, 2003 our deferred tax asset was $633.4 million, including those related to operating losses of $547.0 million and to other temporary timing differences of $86.4 million. However, we recorded a valuation allowance of $625.4 million against the asset to reflect our estimate that it was not probable that we would realize the full value of the asset in the immediate future.

The comparable figures at December 31, 2002 were a deferred tax asset of $554.5 million with a 100% valuation allowance.

Equity In Loss Of Affiliate

Our equity in the loss of Radianz increased by $13.3 million, or 48.7%, to $40.6 million in 2003 from $27.3 million in 2002. The 2003 result was adversely affected by a $7.7 million charge, being our share of an impairment of long-lived assets recognized by Radianz due to the under-utilization of a hosting center.

Other non-operating charges (net)

Other non-operating charges (net) comprises the following components:

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions)
Employee profit sharing	$0.9	$0.6
Reversal of impairment loss	—	(0.3)

	$0.9	$0.3

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

Liquidity And Capital Resources

The following table summarizes our cash flows by activity:

	Year ended December 31,
	2004	2003	2002
	(U.S. dollars in millions)

Operating activities	$53.6	$312.4	$383.1
Investing activities	(125.2)	(282.4)	(367.8)
Financing activities	151.8	(156.7)	50.4
Foreign exchange impact	(5.9)	4.6	0.7

Increase (decrease) in cash	$74.3	$(122.1)	$66.4

Our cash and cash equivalents balance as at December 31, 2004 totaled $404.4 million. Approximately 88% of this was held in U.S. dollars, 5% in Euros and 7% in other currencies.

Operating Activities

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

In 2004, we generated cash inflows from operating activities of $53.6 million. This resulted primarily from a net loss for the period of $274.2 million, which however included the significant non-cash items of $472.5 million for depreciation and amortization, a gain of $90.1 million on the disposal of our equity investment in Radianz and a net movement of $21.3 million in provisions and allowances against doubtful accounts. Our working capital requirements increased by $83.5 million in the period. We introduced a large number of initiatives to reduce our working capital requirements during the second half of 2004, and continue to see improvements into 2005.

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

In 2004, we purchased property and equipment with a value of $227.6 million and IRUs of $7.6 million, and received cash proceeds of $110.0 million on the disposal of our equity investment in Radianz. This capital expenditure was funded by our existing cash resources, the cash received on disposal of Radianz, and funds generated from operating activities.

Financing Activities

Net cash provided by financing activities in 2002 primarily represents additional cash received from France Telecom as reimbursement of amounts due under the Contribution Agreement and proceeds from the settlement of foreign exchange contracts. Net cash used in financing activities in 2003 primarily represents the loan of $150 million of our surplus cash to France Telecom in July 2003 for a period of twelve months, as well as the repayment of bank loans and overdrafts. Net cash provided by financing activities in 2004 primarily represents the repayment by France Telecom of the $150 million loan made in July 2003 as well as proceeds from the issuance of shares.

We believe that our existing cash resources and funds generated from operations are sufficient to meet our planned cash needs beyond the end of 2005. Our subsidiaries and we have a number of available unsecured lines of credit and other borrowing arrangements. At December 31, 2004, the unutilized portion of these totaled approximately $81.7 million. On February 9, 2005, we entered into a $250 million revolving credit facility with France Telecom, under which we were required to pay an arrangement fee of $0.5 million, an annual charge of 75 basis points on the undrawn amount and interest on amounts drawn down of 220 basis points above three month LIBOR. The credit facility can be withdrawn in the event that France Telecom’s shareholding in Equant falls below 34%.

Capital Expenditures

The telecommunications industry is generally characterized as highly capital intensive, although data networks can be significantly less capital intensive than traditional voice networks.

The following table sets forth our capital expenditures in each of the three years ended December 31, 2004, by category:

	Year ended December 31,
	2004	2003	2002
	(U.S. dollars in millions)
Capital expenditure by category:
Network and customer premises equipment	$137.8	$218.1	$301.5
Computer hardware and software	75.0	37.5	40.8
Other	22.4	24.5	26.9

Total	$235.2	$280.1	$369.2

Our capital expenditures totaled $235.2 million in 2004, primarily relating to the expansion of the network, the improvement of customer service and the further development of products and services including $7.6 million spent on increasing our transmission capacity in the form of IRUs. We expect to continue to benefit from lower costs of capital items, including purchased transmission capacity, and from improved network capital efficiency. We funded these investments from existing cash resources and funds generated from operations.

Our capital expenditures fell by $45 million, or 16%, from 2003 to 2004. This decrease is primarily due to decreased purchases of network equipment, partially offset by increased purchases of computer hardware and software. The reduction in capital expenditures results from having one integrated network, more efficient purchasing and equipment deployment, as well as slower growth in certain revenue lines. All significant capital expenditure requires the approval of our Investment Committee, and we only incur expenditure to support revenue growth or to support operational efficiencies. As a percentage of revenues, our capital expenditure fell from 12.4% in 2002 to 9.5% in 2003, and to 8.1% in 2004.

Approximately 59% of our capital expenditures in 2004 were in network equipment (both switching and transmission) and customer premises equipment, as compared to 78% in 2003 and 82% in 2002. We expect to increase the proportion of capital expenditure that is revenue growth-driven in 2005, and to reduce the proportion spent supporting the transmission infrastructure.

Commitments and contingencies

The following summarizes our contractual obligations and commercial commitments at December 31, 2004, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	(U.S. dollars in millions)
Bank loans and overdrafts	$0.2	$0.2	$—	$—	$—
Capital lease obligations	0.2	0.2	—	—	—
Operating lease obligations (a)	1,019.2	398.6	356.4	131.7	132.5
Purchase obligations (b)	48.1	48.1	—	—	—

Total contractual obligations	$1,067.7	$447.1	$356.4	$131.7	$132.5

(a)	The amounts stated in respect of operating leases include obligations on leases where we are currently negotiating with lessors to terminate leases and for which provisions have been recognized as part of our restructuring and integration activities. As a result, we do not expect to be required to settle the entire amount shown above in cash.

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

(b)	We enter into purchase contracts with network equipment manufacturers and into supply contracts with other suppliers. We believe that there is no significant risk of financial loss from these contracts.

	Commitments by period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	(U.S. dollars in millions)
Guarantees (a), (b)	$105.1	$20.6	$13.4	$5.0	$66.1
Defined benefit schemes (c)	80.7	—	—	—	80.7
Credit lines (d)	331.7	331.7	—	—	—
Other commercial commitments	121.3	90.0	9.8	15.8	5.7

Total Commercial Commitments	638.8	$442.3	$23.2	$20.8	$152.5

(a)	We have contingent liabilities, including guarantees provided to third parties, totaling $105.1 million at December 31, 2004. The nature of these guarantees is disclosed in Notes 24 and 30 to the Consolidated Financial Statements.

(b)	We are party to a number of agreements under which we may be required to contribute to future commitments of various consortia created to own and maintain network assets. Should other members of individual consortia elect not to meet their own commitments, and thereby sacrifice benefits of consortia membership, the remaining consortia members (including the Company) may be required to increase their contributions and percentage membership. It is not possible to quantify this commitment.

(c)	We sponsor defined benefit pension schemes in a number of contracts, some of which were under-funded at December 31, 2004. The amount shown above represents the excess of the present value of our obligations over the fair value of plan assets as determined by the actuaries of the respective schemes.

(d)	Our subsidiaries and we have a number of available unsecured lines of credit and other borrowing arrangements. At December 31, 2004, the unutilized portion of these totaled $81.7 million, however on February 9, 2005, we entered into a $250 million revolving credit facility with France Telecom that is included in the above analysis. See “—Liquidity and Capital Resources — Financing Activities”.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro, British pound, Japanese Yen and Swiss Franc.

We calculate prices for our network services activities in U.S. dollars, and approximately 65% of our 2004 revenues were accounted for in U.S. dollars. We may translate prices for these products and services at the time of sale or billing into other currencies using an exchange rate current at that time. We accordingly bear exchange rate risk during the lives of those contracts, meaning that the U.S. dollar equivalent of the cash to be received from customers will either increase or decrease as the exchange rate of the billing currency against the U.S. dollar decreases or increases. In other lines of business, other than the SITA network contract, we price and record revenues predominantly in local currencies.

Our Network costs are largely denominated in U.S. dollars and Euros, and we bear an exchange rate risk in respect of contracts that are not U.S. dollar-denominated. We incur most of our non-network costs in the currency in which we provide our services. We attempt to match billing currency to the corresponding costs, but due to our wide geographic coverage, we incur less U.S. dollar-denominated expenditure than the U.S. dollar-denominated revenues we earn. To the extent that the local currency used by a subsidiary fluctuates against the U.S. dollar, the payables in respect of such purchases may increase or decrease significantly and lead to foreign exchange losses or gains. We no longer enter into foreign exchange contracts to provide cover against fluctuations in foreign exchange rates.

In the first half of 2004, the dollar actually increased in value against the euro and the yen, while depreciating against sterling. In the second half the dollar resumed its longer term downward trend against all major counterparts, resulting in net losses for the year of 6.9%, 9.5% and 2.9%, respectively against the euro, sterling and the yen. Our 2004 revenues benefited by approximately $82 million from this depreciation, however our expenses increased by approximately $83 million over the same period. Our consolidated net foreign exchange gain for 2004 amounted to $10.7 million.

Our reporting currency is U.S. dollars, however, as described above, a sizeable portion of our revenues were earned through subsidiaries with functional currencies other than the U.S. dollar. In addition, a substantial portion of our assets are non-dollar denominated, because we generally carry local Network assets and provide operation funding in the currency of the countries in which they are located. Any appreciation of the dollar against the currencies in which these items are denominated has the effect of reducing their dollar values in our Consolidated Financial Statements or vice versa. For consolidation purposes, we translate into U.S. dollars, using the period-end exchange rate, the assets, shareholders’ equity and liabilities of those of our subsidiaries for which the dollar is not the functional currency. We translate income and expenses at the average exchange rate for the period. We record adjustments resulting from the translation directly in shareholders’ equity, and show them as “cumulative foreign currency translation adjustments” in our consolidated balance sheet. The balance sheet impact of such translation adjustments has been, and may be expected to continue to be, material from period to period. These adjustments resulted in increases in shareholders’ equity of $89.5 million, $107.4 million and $20.3 million in 2002, 2003 and 2004, respectively. The change in shareholders’ equity in each year resulted primarily from the translation of local Network assets, held in the currency of the countries in which they are located, into U.S. dollars.

Research and Development

We do not perform basic research. We engage in a measure of technical research, focused principally on monitoring emergent technologies and the manner in which they can be adapted for commercial use.

Recent Accounting Pronouncements not yet adopted

French GAAP:

The following CRC Standards, set for first-time application on January 1, 2005, were drawn up with the aim of harmonizing French accounting standards with International Financial Reporting Standards (IFRS). As the France Telecom Group will publish its consolidated financial statements under IFRS from January 1, 2005, we did not choose an early application of these standards and will not adopt these standards at any future date as we will no longer report under French GAAP.

CRC Standard 04-06 of November 23, 2004 relating to the definition, accounting treatment and measurement of assets.

This Standard endorses the provisions of CNC Opinion 2004-15 of June 23, 2004 relating to the definition, accounting treatment and measurement of assets. This Opinion was drawn up with a view to bringing French accounting standards into line with IFRS (IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets, IAS 2 Inventories and IAS 23 Borrowing Costs).

CRC Standard 02-10 of December 12, 2002 on depreciation, amortization and impairment of assets

This Standard redefines the notions of depreciation, amortization and impairment and indicates the circumstances when an impairment test should be performed on property, plant and equipment and intangible assets.

We are required to adopt IFRS for the year ended December 31, 2005. However as discussed in Note 28 to our Consolidated Financial Statements, if the France Telecom purchase of our assets and liabilities is completed as anticipated, we will be de-listed before we will be required to prepare and file financial statements under IFRS.

U.S. GAAP:

In March 2004, the EITF reached a consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-01 or the Issue). EITF 03-01 is applicable to (a) debt and equity securities within the scope of SFAS 115, (b) debt and equity securities within the scope of SFAS 124 and that are held by an investor that reports a performance indicator, and (c) equity securities not within the scope of SFAS 115 and not accounted for under the APB 18’s equity method (e.g., cost method investments). EITF 03-01 provides a step model to determine whether an investment is impaired and if an impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which the fair value of a cost method investment is not estimated. The disclosures relating to cost method investments should not be aggregated with other types of investments. The effective date for the prospective application of EITF 03-01 impairment model to all current and future investments has been delayed by FASB Issues FASB Staff Position EITF 03-01-1. The recognition and measurement requirements are effective for annual periods for fiscal years ending after June 15, 2004. The adoption of the disclosure requirements as of December 31, 2004 did not have a material impact on our results of operations, financial position or cash flows. We do not anticipate that adoption of application of the impairment model will have a material impact on our results of operations, financial position or cash flows.

At the November 17 — 18, 2004 meeting, the EITF reached a consensus on EITF 03-13, “Applying the Conditions in Paragraph 42 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations”. The purpose of the EITF is to clarify when a disposition should be classified as a discontinued operation caused by the contravening wording of paragraph 42 of SFAS 144. The Task Force reached a consensus that classification of a disposed component as a discontinued operation is appropriate only if the ongoing entity:

Step 1: Has no continuing direct cash flows (a term EITF 03-13 introduces to interpret paragraph 42(a)), and

Step 2: Does not retain an interest, contract, or other arrangement sufficient to enable it to exert significant influence over the disposed component’s operating and financial policies after the disposal transaction (an interpretation of paragraph 42(b)).

EITF 03-13 should be applied to components that are disposed of or classified as held for sale in periods beginning after December 15, 2004. Previously reported operating results within an enterprise’s fiscal year that includes the ratification date may be reclassified to reflect the consensus. We do not anticipate that the adoption of EITF 03-13 will have a material impact on our results of operations, financial position or cash flows.

On November 24, 2004, the FASB issued SFAS 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. The amendments made by SFAS 151 clarify that “abnormal” amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS 151 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. The FASB and the IASB noted that ARB 43, Chapter 4 and IAS 2, Inventories, are both based on the principle that the primary basis of accounting for inventory is cost. Both of those accounting standards also require that “abnormal” amounts of idle freight, handling costs, and wasted materials be recognized as period costs; however, the Boards noted that differences in the wording of the two standards could have led to the inconsistent application of those similar requirements. The FASB concluded that clarifying the existing requirements in ARB 43 by adopting language similar to that used in IAS 2 is consistent with its goals of improving financial reporting in the United States and promoting convergence of accounting standards internationally. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We do not anticipate that the adoption of SFAS 151 will have a material impact on our results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. For public entities that do not file as small business issuers, standard is effective for the annual reporting period that begins after June 15, 2005. We currently record compensation expense from stock options granted in accordance with SFAS 123 and do not anticipate that the adoption of SFAS 123R will have a material impact on our results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”, which amends APB 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently evaluating the impact of SFAS 153 on our results of operations, financial position and cash flows.

Operating and Financial Review under U.S. GAAP

The following section is a discussion of our results of operations under U.S. GAAP. The following discussion should be read in conjunction with the financial information included in Note 30 to the Consolidated Financial Statements.

Overview

On June 29, 2001 the France Telecom Transactions were completed and the composition of Global One changed. These transactions had a significant effect on the operations of both Global One and Equant and are described in “Item 4. — Information on the Company — History and development of the company — Our history”.

The most significant change that occurred on June 29, 2001 was Global One’s acquisition of us. Following the acquisition, Global One’s consolidated balance sheet reflected goodwill and other intangible assets of approximately $10.4 billion. This resulted from (i) the “push down” of goodwill which arose upon France Telecom’s acquisition, in April 2000, of the interests in Global One held by Sprint and Deutsche Telekom, and (ii) the goodwill and other intangible assets arising on the reverse acquisition of Equant. On December 31, 2001, we assessed the carrying value of goodwill and other intangible assets based upon certain assumptions we made in developing projections of future cash flows. These projections reflect the financial markets’ view of the telecommunications industry and business conditions in general, and suggested that we would not recover the carrying value of our goodwill and other intangible assets. Accordingly we recorded an impairment loss of $7.5 billion in our 2001 U.S. GAAP financial statements to reflect the reduction in anticipated future cash flows. Following adoption of SFAS 142, we performed our first annual impairment test on December 31, 2002. Since we are a single reporting unit we have determined that using the quoted market price of our stock best represents our fair value. On December 31, 2002 our share price was $4.05, compared to $11.65 on December 31, 2001. As a result, the remaining $2.4 billion of goodwill was written off in 2002. We continue to carry other intangible assets of approximately $104 million at December 31, 2004 arising on the acquisition, which are being amortized over periods of between four and 20 years.

Following completion of the transactions in June 2001, we began to integrate the businesses of Equant, Global One and the SITA/Equant network Joint Venture. Under the terms of the Contribution Agreement between France Telecom and Equant, we shared certain restructuring and integration costs for a period of two years following June 29, 2001. France Telecom reimbursed us for half the costs of employment and termination of the first 2,500 employees of the new entity (including employees transferred from SITA to us pursuant to the SITA/Equant network Joint Venture) that we identified as not necessary for our long-term operation. For a period of two years following June 29, 2001, the Contribution Agreement obligated France Telecom to participate in the non-personnel related integration and restructuring costs incurred with respect to the integration of Equant, Global One and the SITA network and the realization of related synergies. France Telecom reimbursed us for 50% of the first $240 million of these costs and 100% of the next $90 million of these costs. Since July 2001 we have incurred $564.0 million of such costs, of which France Telecom reimbursed $286.2 million.

Results of Operations for the Year Ended December 31, 2004, compared to the Year Ended December 31, 2003 based on U.S. GAAP

     The following table sets forth our statement of operations on a U.S. GAAP basis for the years ended December 31, 2004 and 2003 and the percentage change between the two periods.

			% change
	Year ended December 31,		From 2003
	2004	2003	to 2004
	(U.S. dollars in millions)
Revenues	$2,913.9	$2,948.9	(1.2)%
Cost of services and products sold	(2,648.4)	(2,475.3)	7.0%

Gross profit	$265.5	$473.6	(43.9)%
Selling, general and administrative expenses	$(632.9)	$(727.0)	(12.9)%
Restructuring and integration charges	(34.8)	(197.7)	(82.4)%
Loss on impairment of long-lived assets	(114.4)	—	n/a

Operating loss	$(516.6)	$(451.1)	14.5%
Equity in income (loss) of affiliate	5.3	(41.1)	n/a
Gain on sale of affiliate	91.1	—	n/a
Interest income (net)	$1.3	$2.7	(51.9)%

Loss before taxes and minority interests	$(418.9)	$(489.5)	(14.4)%
Income taxes	(2.0)	(9.8)	(79.6)%
Minority interests	0.1	(0.1)	n/a

Net loss	$(420.8)	$(499.4)	(15.7)%

Revenues

Revenues decreased $35.0 million or 1.2% to $2,913.9 million for the year ended December 31, 2004 compared to $2,948.9 million for the year ended December 31, 2003. See “—Operating and Financial Review under French GAAP — Results of Operations for the Year ended December 31, 2004, compared to the Year ended December 31, 2003 based on French GAAP — Revenues”.

Cost of services and products sold

Costs of services and products sold consists of all costs incurred to provide services rendered to customers, including access, transmission and termination. It also includes the costs of network depreciation and maintenance, as well as the costs of goods and services purchased for resale.

Costs of services and products sold for the year ended December 31, 2004 increased by $173.1 million or 7.0% to $2,648.4 million (90.9% of revenues) compared to $2,475.3 million (83.9% of revenues) for the year ended December 31, 2003. This was largely due to the impact of movements in foreign exchange rates, and increased costs associated with providing services to new outsourcing and fulfillment customers, partially offset by reductions in depreciation of network assets. See "—Operating and Financial Review under French GAAP — Results of Operations for the Year ended December 31, 2004, compared to the Year ended December 31, 2003 based on French GAAP — Cost of Services and Products sold”.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2004 decreased by $94.1 million or 12.9% to $632.9 million compared to $727.0 million for the year ended December 31, 2003. See “—Operating and Financial Review under French GAAP — Results of Operations for the Year ended December 31, 2004, compared to the Year ended December 31, 2003 based on French GAAP - Selling, general and administrative expenses”.

Restructuring and integration charges

The following table sets forth the components of our restructuring and integration charges for the periods indicated.

	Year ended December 31,
	2004	2003
	(U.S. dollars in millions)

Restructuring	$29.1	$123.7
Integration	5.7	74.0

Total	$34.8	$197.7

Restructuring and integration charges in 2004 amounted to $34.8 million. This comprised $29.1 million of restructuring costs in connection with our strategic reorganization and $5.7 million of integration costs following the France Telecom transactions.

During 2004, we incurred employee termination costs of $16.8 million and lease exit costs of $12.3 million in connection with our strategic reorganization. We expect to incur additional expenditure in 2005 as we continue our transformation into a services-focused organization.

Following the merger and the termination of the SITA/Equant network Joint Venture, we commenced integrating the operations of the three organizations. We have incurred restructuring and integration costs of $564.0 million during the period since the transactions, the major components of which are asset write downs ($166.4 million), lease exit costs ($127.2 million), employee termination costs ($132.9 million), and integration planning and implementation costs ($69.7 million).

Under the terms of the Contribution Agreement, certain of the restructuring and integration costs were to be reimbursed by France Telecom. France Telecom reimbursed $286.2 million of the costs incurred since July 2001, and this reimbursement has been treated as a capital contribution. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions - Relationship with France Telecom” and “Item 10, Additional Information — Material Contracts” for further information.

Loss on impairment of long-lived assets

Given a combination of a current period operating loss combined with a history of operating losses and the expectation that, more likely than not, the minority interest of Equant will be sold to France Telecom, we performed an impairment test at December 31, 2004.

We recorded an impairment charge of $114.4 million in 2004 because the carrying value exceeded the undiscounted cash flows of the asset group. France Telecom retained independent valuers to produce a valuation report on the fair value of Equant as a single operating unit. The independent valuers utilized three valuation approaches being the market multiple methodology, comparable transaction and a discounted cash flow model and presented in their valuation report a range of fair values from $1,000 million to $1,400 million, based on a weighted average of the results from the three different approaches. We concluded that the best estimate of fair value was $1,219 million based on management’s evaluation of the report.

The impairment charge was allocated to tangible and intangible assets in the amounts of $102.1 million and $12.3 million, respectively.

Depreciation

We recognized a depreciation charge in 2004 of $472.5 million compared to $482.4 million in 2003. The decrease of $9.9 million reflects the impact of reduced levels of capital expenditure in recent years. As a percentage of revenue, depreciation and amortization charges decreased from 16.4% to 16.2%.

The depreciation charge is still substantially above the current rate of capital expenditure, reflecting the high levels of capital expenditure in recent years. We expect depreciation to decline significantly in the future as the asset base matures and integration and operating benefits reduce our future capital expenditure expectations.

The depreciation charge is reflected in the financial statements based on the nature of costs and related assets as follows:

	Year ended December 31,
	2004	2003
	(U.S. dollars in millions)
Cost of revenue	$385.3	$403.2
Selling, general and administrative expenses	87.2	79.2

Total	$472.5	$482.4

Operating loss

We recorded an operating loss of $516.6 million in 2004 compared to $451.1 million in 2003. This change primarily reflects the reduction in gross profit and the impact of the impairment charge recorded in 2004, partially offset by decreased selling, general and administrative expenses and restructuring and integration charges.

Equity in income (loss) of affiliate

Equity in the loss of affiliate comprises our share of the results of Radianz in the period to disposal.

Gain on sale of affiliate

We recognized a gain of $91.1 million upon disposing of our equity investment in Radianz in November 2004. The difference from the gain recognized under French GAAP relates to the impact of share-based compensation expenses related to Radianz.

Interest income (net)

We recognized interest income of $1.3 million in 2004 compared to $2.7 million in 2003, a decrease of $1.4 million.

At December 31, 2004 we had cash balances of $404.4 million, including $289.0 million on deposit with France Telecom, compared to $330.1 million (including $138.2 million on deposit with France Telecom) as at December 31, 2003. At December 31, 2004 these deposits were earning interest at rates of 2.33% per annum, compared to 1.06% per annum on December 31, 2003. At December 31, 2003, we were also earning interest at a rate of 1.56% per annum on a short-term loan of $150 million to France Telecom that was repaid in July 2004. See “—Liquidity and Capital Resources”.

Loss before taxes and minority interests

Loss before taxes and minority interests fell by $70.6 million or 14.4% to $418.9 million for the year ended December 31, 2004 compared to $489.5 million for the year ended December 31, 2003. This decrease primarily resulted from the gain on disposal of our investment in Radianz.

Income Taxes

Income taxes fell by $7.8 million or 79.6% to $2.0 million for the year ended December 31, 2004 compared to $9.8 for the year ended December 31, 2003. This primarily reflects the effect of the group reorganization on the mix of profitability by entity.

Net loss

We recorded a net loss of $420.8 million in 2004 compared to $499.4 million in 2003, a reduction of 15.7%. This change primarily reflects the gain on disposal of our investment in Radianz.

The net loss per share decreased by 15.8% to $1.49 per share, from $1.77 per share in 2003.

Results of Operations for the Year Ended December 31, 2003, compared to the Year Ended December 31, 2002 based on U.S. GAAP

     The following table sets forth our statement of operations on a U.S. GAAP basis for the years ended December 31, 2003 and 200” and the percentage change between the two periods.

			% change
	Year ended December 31,		from 2002
	2003	2002	to 2003
	(U.S. dollars in millions)
Revenues	$2,948.9	$2,973.1	(0.8)%
Cost of products and services	(2,475.3)	(2,496.9)	(0.9)%

Gross profit	$473.6	$476.2	(0.5)%
Selling, general and administrative expenses	$(727.0)	$(781.3)	(6.9)%
Restructuring and integration charges	(197.7)	(192.5)	2.7%
Loss on impairment of goodwill and other intangible assets	—	(2,440.9)	n/a

Operating loss	$(451.1)	$(2,938.5)	(84.6)%

Equity in loss of affiliate	(41.1)	(168.9)	(75.7)%
Interest income (net)	$2.7	$7.1	(62.0)%

Loss before taxes and minority interests	$(489.5)	$(3,100.3)	(84.2)%

Income taxes	(9.8)	(4.7)	108.5%

Minority interests	(0.1)	(0.7)	(85.7)%

Net loss	$(499.4)	$(3,105.7)	(83.9)%

Revenues

Revenues decreased $24.2 million or 0.8% to $2,948.9 million for the year ended December 31, 2003 compared to $2,973.1 million for the year ended December 31, 2002. See “—Operating and Financial Review under French GAAP — Results of Operations for the Year ended December 31, 2003, compared to the Year ended December 31, 2002 based on French GAAP — Revenues”.

Cost of products and services

Costs of products and services consist of all costs incurred to provide services rendered to customers, including access, transmission and termination. It also includes the costs of network depreciation and maintenance, as well as the costs of goods and services purchased for resale.

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

Restructuring and integration charges

The following table sets forth the components of our restructuring and integration charges for the periods indicated.

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions)
Restructuring of Equant, Global One and SITA Equant network Joint Venture	$123.7	$41.0
Integration of Equant, Global One and SITA Equant network Joint Venture	74.0	151.5

Total	$197.7	$192.5

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

Loss on impairment of goodwill and Other Intangible Assets

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

Depreciation

We recognized a depreciation charge in 2003 of $482.4 million compared to $463.6 million in 2002. The increase of $18.8 million, or 4.1%, reflects the impact of reducing the useful life of certain assets. As a percentage of revenue, depreciation and amortization charges increased from 15.6% to 16.4%.

The depreciation charge is substantially above the current rate of capital expenditure, reflecting the high levels of capital expenditure in recent years.

The depreciation charge is reflected in the financial statements based on the nature of costs and related assets as follows:

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions)
Cost of revenue	$403.2	$400.5
Selling, general and administrative expenses	79.2	63.1

Total	$482.4	$463.6

Operating loss

We recorded an operating loss of $451.1 million in 2003 compared to $2,938.5 million in 2002. This change primarily reflects the impairment charge recorded in 2002, as well as reductions in selling, general and administrative expenses and restructuring and integration charges.

Equity in loss of affiliate

Equity in the loss of affiliate comprises our share of the losses of Radianz.

	Year ended December 31,
	2003	2002
	(U.S. dollars in millions)
Share in loss of affiliate	$41.1	$29.0
Impairment loss	—	139.9

Total	$41.1	$168.9

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

At December 31, 2003 we had net cash and loans balances of $479.1 million, (including $138.2 million on deposit with, and $150.0 million on loan to, France Telecom), compared to $452.2 million (including $307.8 million on deposit with France Telecom) as at December 31, 2002. At December 31, 2003 these deposits were earning interest at rates between 1.06% and 1.56% per annum, compared to 1.36% per annum on December 31, 2002. See “—Liquidity and Capital Resources”.

Loss before taxes

Loss before taxes fell by $2,610.8 million, or 84.2%, to $489.5 million for the year ended December 31, 2003 compared to $3,100.3 million for the year ended December 31, 2002. This decrease primarily resulted from the reduced goodwill impairment charges.

Income Taxes

Income taxes increased by $5.1 million, or 108.5%, to $9.8 million for the year ended December 31, 2003 compared to $4.7 million for the year ended December 31, 2002. This primarily reflects the loss on impairment of goodwill recognized in 2002, as well as the effect of the group reorganization on the mix of profitability by entity.

Net loss

We recorded a net loss of $499.4 million in 2003 compared to $3,105.7 million in 2002, a reduction of 83.9%. This change reflects the reduction in operating loss and equity in loss of affiliates, partially offset by increased income taxes and lower interest income.

The net loss per share decreased by 83.9% to $1.77 per share, from $10.99 per share in 2002.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

As a Dutch company, our day-to-day management is entrusted to the Management Board under the supervision of the Supervisory Board. The Supervisory Board oversees and advises the Management Board. The names and positions of the members of our Supervisory and Management Boards and our executive officers are set forth below. During the past five years, none of the persons set forth below (i) has been convicted in a criminal proceeding or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree for final order enjoining from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such U.S. federal or state securities laws.

Supervisory Board

The Supervisory Board currently consists of nine supervisory directors, all of whom are appointed and removed by our shareholders at a general meeting. Our Articles of Association require the retirement of supervisory directors at the age of 68, although their terms are otherwise unlimited, except if the general meeting appointing the director(s) specifies otherwise. Our Articles of Association provide that the general meeting of shareholders must elect five directors nominated by France Telecom, as long as it holds at least 34% of our outstanding shares, one director nominated by SITA, and three independent directors nominated by the Nominating Committee. The supervisory directors do not have service contracts with us, and no termination benefits are payable at the end of their terms.

Our Articles of Association provide that the general meeting of shareholders will elect supervisory directors from lists of nominees provided by France Telecom, SITA, and the Nominating Committee. The lists are binding as long as two or more candidates are nominated for each seat. Nonetheless, at a general meeting of the shareholders, the binding list can be rendered non-binding with a two-thirds vote representing more than half of our issued capital.

The chairperson of the Supervisory Board is appointed by the Supervisory Directors from among its members.

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

Our current supervisory directors are:

Barbara Dalibard [Chairperson]. Born 1958. Elected as a France Telecom nominee on February 19, 2003, for an indefinite term, she was appointed Chairperson of the Supervisory Board on February 28, 2003. At France Telecom, she was appointed Executive Vice President of Enterprise Communication Services of France Telecom in April 2004. She had served as Executive Vice President of the Corporate Solutions Division of France Telecom since January 2003. Ms. Dalibard began her career with France Telecom S.A. in 1982, holding various commercial sales management positions. In 1998, Ms. Dalibard joined Alcanet International S.A.S., a subsidiary of the Alcatel Group, as Chairman, then joined Alcatel CIT as commercial director for new operators, before becoming sales director for France. Ms. Dalibard returned to France Telecom S.A. in early 2001 to become Director of Business Markets for Orange France and Vice President of Orange Business. Ms. Dalibard is a graduate of the Ecole Normale Supérieure, a qualified math teacher and a graduate of the Ecole Nationale Supérieure des Telecommunications. She is a French citizen.

Michel Combes. Born 1962. Elected as a France Telecom nominee on July 15, 2004, for an indefinite term. At France Telecom, he was appointed Senior Executive Vice President of Financial Rebalancing and Value Creation in February 2005. He was appointed Senior Vice President of Group Finance and Chief Financial Officer in January 2003. Mr. Combes began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. He was appointed technical advisor to the Minister for Postal Services, Telecommunications and Space in 1991, and then to the Minister for Equipment, Transportation and Tourism. Mr. Combes re-joined France Telecom in June 1995 as Deputy Managing Director of TDF, a position he held from June 1996 until the end of 1999 while also serving as Chairman and Chief Executive Officer of GlobeCast. He then served as Executive Vice President of the Nouvelles Frontières group from December 1999 to the end of 2001, when he moved to the position of Chief Executive Officer of ASSYSTEM, a company specializing in industrial engineering. He is Chairman of the Board of Directors of PagesJaunes and Chairman of the Supervisory Board of ASSYSTEM-BRIME. Mr. Combes is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications. He is a French citizen.

Frank Dangeard. Born 1958. Elected as a France Telecom nominee on February 19, 2003, for an indefinite term. From 1999 to 2002, he was a Senior Executive Vice-President and Vice-Chairman of Thomson SA. From 2002 to September 2004, he was a Senior Executive Vice President and a member of the Executive Committee, in charge of Financial Rebalancing and Value Creation, at France Telecom. Since September 2004, he has been Chairman and CEO of Thomson SA. He is also a member of the Board of EDF (Electricite de France) and Orange. He is a French citizen.

Stéphane Pallez. Born 1959. Elected as a France Telecom nominee on December 14, 2004, for an indefinite term. At France Telecom, she was appointed Senior Vice President assisting the Senior Executive Vice President in charge of Financial Rebalancing and Value Creation in April 2004. Prior to joining France Telecom, Stéphane Pallez was Head of the Department for European and International Affairs at the Treasury Department of the Ministry of the Economy, Finance and Industry, Chairman of the Club de Paris and Director of the European Investment Bank between 2000 and 2004. During her career at the Treasury Department, she held the position of Deputy in charge of State Holdings between 1998 and 2000 and Deputy Director for Insurance. Between 1991 and 1993, she was a technical advisor on industrial matters to the Cabinet of the Minister of Economy and Finance, successively Pierre Béregovoy then Michel Sapin. Between 1988 and 1990, she was a Substitute Director at the World Bank in Washington D.C. Stéphane Pallez is a graduate of the Institut d’Etudes Politiques de Paris (1980) and Ecole Nationale d’Administration (1984). She is a Knight of the French Ordre National du Mérite. She is a French citizen.

Fritz Fröhlich. Born 1942. Elected as a member of Equant’s Supervisory Board, as an independent director, on February 19, 2003, for an indefinite term. From 1998 to April 2004, he was Deputy Chairman and Chief Financial Officer of Akzo Nobel NV. He is also a Supervisory Board member of DRAKA NV, Amsterdam, Netherlands, Allianz Nederland Groep NV, Rotterdam, Netherlands, Gamma Holding NV, Helmond, Netherlands, and the Randstad Holding NV, Diemen, Netherlands and ASML, Veldhoven, Netherlands. He is a German citizen.

Hans-Peter Kohlhammer. Born 1947. Elected as the SITA Nominee, on July 24, 2003, for an indefinite term. From 1999 to June 2000, he was President, Western Europe, of GTS in London. From 2000 to April 2001, he was running his own company. From April 2001 to 2003, he was CEO of Grundig AG. Since July 1, 2003, he has been the CEO and Director General of SITA SC. He is also a member of the Supervisory Board of Mobilcom AG. He is a German citizen.

James Meyer. Born 1954. Elected as a France Telecom Nominee, on February 19, 2003, for an indefinite term. From 1988 to 2001, he worked in various positions at Thomson in Indianapolis, most particularly as a Senior Executive Vice President between 1997 and 2001. Since November 2001, he has been President of Aegis Ventures, Inc. He is also President-Operations and Sales of Sirius Satellite Radio Inc., since May 2004 and a member of the Board of Gemstar-TV Guide and Progressive Gaming, Inc. He is an American citizen.

Roberto Quarta. Born 1949. Elected as an independent director, on May 23, 2002, for an indefinite term. From 1993 to 2001, he was CEO of BBA Group plc. He has also served as a non-executive director of Powergen plc. Since 2001, he has been a Principal of Clayton, Dubilier & Rice International, Inc. and Clayton, Dubilier & Rice Limited, a private equity firm. He is also non-executive Chairman of BBA Group plc. and a member of the Board of Directors of Azure Dynamics and CD&R Investment Associates VI, Inc. He is an Italian citizen.

Irving Yoskowitz. Born 1945. Elected as an independent director, on October 15, 1998, for an indefinite term. He is an attorney with Crowell & Moring, and Senior Partner of Global Technology Partners, LLC. He also served as a director for BBA Group plc. until 2004, and he currently serves as a director of SIRVA, Inc. He is an American citizen.

Supervisory Board Resignations:

Thierry Breton. Born 1955. He was a France Telecom nominee on the Supervisory Board until he resigned on September 28, 2004. He was elected to the Supervisory Board, as a France Telecom Nominee, on February 19, 2003.

Jacques Champeaux. Born 1948. He was a France Telecom nominee on the Supervisory Board until he resigned on July 15, 2004. He was elected to the Supervisory Board, as a France Telecom Nominee, on June 27, 2001, to be effective at the close of the merger on June 29, 2001, for an indefinite term.

Strategy Committee

Our Strategy Committee is a committee of the Supervisory Board comprised of five members, one who is the chairperson of the Supervisory Board and at least two who are independent directors. The current members of our Strategy Committee are Frank Dangeard, Barbara Dalibard, Fritz Fröhlich, James Meyer and Roberto Quarta. Mr. Meyer serves as the chairman of the Committee. Our Supervisory Board exercises its guidance and direction over our long-term business strategy.

Nominating Committee

In accordance with our Articles of Association, our Nominating Committee is a committee of the Supervisory Board with four members, three of whom are supervisory directors and one who is the Chairman of the Management Board. Two of the delegates from the Supervisory Board must be independent directors. A majority of the Nominating Committee must adopt resolutions. The current members of our Nominating Committee are Charles Dehelly, Barbara Dalibard, Roberto Quarta and Irving Yoskowitz. Mr. Yoskowitz serves as the chairman of the Committee. Jacques Champeaux resigned from the Committee effective July 15, 2004.

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

Audit Committee

The Audit Committee is an elected committee of our Supervisory Board, and has three members. The current members of our Audit Committee are Michel Combes, Roberto Quarta, and Fritz Fröhlich, a financial expert, who was elected Chairman by the Committee. Messrs. Quarta and Fröhlich are also independent directors of the Supervisory Board. Barbara Dalibard resigned from the Committee on July 15, 2004.

Duties of the Audit Committee include assisting the Supervisory Board in its review of financial matters, recommending the appointment and dismissal of our independent auditors, and meeting with the auditors periodically. The Audit Committee also reviews the nature and scope of our annual audit, the results of the annual audit, letters from the auditors to our management and our responses to such letters, our interim and annual financial statements, changes in our accounting policies and practices, and our internal audit function and its evaluations and recommendations.

Our Supervisory Board has adopted a charter referred to as the, “Terms of Reference,” to outline its expectations and the general duties of our Audit Committee. The Terms of Reference delineate the general duties of the Audit Committee in assisting the Supervisory Board in fulfilling its oversight responsibilities, and specifically assigns duties with regards to the external auditor and our finance, internal audit, and risk management functions. The current Terms of Reference require the Audit Committee to be responsible for the following duties by function:

     Duties — External Audit Function

•	To recommend the appointment and dismissal of the external auditor and to review the audit fee;

•	To confirm and assure the independence and objectivity of the external auditor; to this end, the Committee shall: (a) review in advance and approve any proposed provision of material non-audit services by the external auditor (with materiality to be defined by the Committee taking into account the limits set out in the France Telecom guidelines); (b) receive regular reports of any continuing non-audit services provided by the external auditor; (c) require the external auditor to submit to it on a periodic basis a formal written statement delineating all relationships between the auditor and the Company; and (d) ensure the key audit partners are rotated at appropriate intervals;

•	To review the auditor’s quality control procedures and steps taken by the auditor to respond to changes in regulatory and other requirements;

•	To discuss with the external auditor before the audit commences the nature and scope of the audit or quarterly review and associated fees;

•	To advise senior management and the external auditor that they are expected to provide a timely analysis of significant current financial reporting issues (i.e. SEC pronouncements) and practices;

•	To review with senior management and the external auditor the results of annual audits and quarterly reviews and related comments, including reviewing disputes with management, significant changes in the auditor’s plan, or other matters deemed appropriate;

•	To investigate the accuracy of the auditor’s opinions about whether management’s choice of accounting principle is conservative, moderate, or aggressive from the perspective of income, asset, and liability recognition, and whether those principles are common practice or are minority practices;

•	To review the Auditor’s Management Letter and the Management Board’s responses;

•	To have access to any Management Letters issued to any Group Company.

     Duties — Finance Function

•	To review the annual report, the annual financial statements, the quarterly or other interim financial information that the Company plans to release to the public, and the quarterly financial information to be provided to shareholders for agreement, before submission to the Supervisory Board, focusing particularly on: (a) any changes in accounting policies and practices; (b) any proposals for changes to our basis for the valuation of assets and liabilities for the determination of results; (c) possible significant adjustments resulting from the audit; (d) compliance with current accounting standards; (e) compliance with current stock exchange and other regulatory requirements, with particular reference to the Sarbanes-Oxley Act;

•	The Chairman of the Disclosure Committee will confirm on an annual basis that the SEC rules and Regulatory Requirements have been met.

•	To consider the suitability and effectiveness of the internal control environment;

•	To review the adequacy of accounting and financial human resources and the adequacy of succession planning process;

•	To confirm with the Chief Accounting Officer on an annual basis that all non-audit services are in compliance with policy.

     Duties — Internal Audit Function

•	To discuss with or request reports from management on any matter relating to financial and accounting practices, including, among other things: (a) significant accounting policies and principles; (b) our policies and procedures with respect to business ethics and our compliance therewith; (c) any significant exposures or risks, including those relating to litigation or regulatory matters, and any steps being taken to address these risks; and (d) our tax policies and any pending audits or assessments;

•	To review for adequacy the Internal Audit Department’s charter, budget, and staffing;

•	To review the appointment, replacement, reassignment, or dismissal of the Head of Internal Audit;

•	To review and evaluate the Internal Audit function including independence of its reporting obligations, the proposed audit plan for the year (including those audits to be performed by the Internal Audit department of France Telecom) and the co-ordination of such plan with the external auditors;

•	To review the results of the Internal Audit Department’s work at least twice annually.

Compensation Committee

The Supervisory Board appoints the Compensation Committee and a Chairman who must also be an independent director. The Committee makes recommendations to the Board with regard to salary, bonus, and other terms and conditions of employment of the Managing Directors. The Committee also recommends the compensation for Supervisory Board Directors to the general meeting of shareholders after consultation with the chairman of the Management Board.

The current members of the Compensation Committee are Irving Yoskowitz, Michel Combes, and Barbara Dalibard. Mr. Yoskowitz serves as the Chairman of the Committee. Jacques Champeaux resigned from the Committee effective July 15, 2004.

Management Board

As provided by Dutch law, our day-to-day management is entrusted to the Management Board under the supervision of the Supervisory Board. The Supervisory Board decides, by majority vote, on material business resolutions specified by the Management Board.

Under the Articles of Association, the Management Board must obtain prior approval from the Supervisory Board to:

•	issue, repurchase, or redeem any shares or other equity securities (including securities convertible into or exchangeable or exercisable for our shares or other equity securities) that we or one of our subsidiaries issues or that a general or limited partnership in which we, or a subsidiary who is a partner, issues;

•	make any application for a registration with the intention to list or quote or shares, or withdraw a listing or quotation on any stock exchange of any of our securities;

•	enter into or terminate any alliance or long-term agreement for cooperation by us or any of our affiliates, with any third party, or the enter into or terminate any material joint venture, partnership, or other similar arrangement;

•	acquire by us or by a subsidiary, a material participation in another legal entity;

•	amend our Articles of Association;

•	merge, legally split, consolidate or dissolve;

•	file any petition for bankruptcy or for a suspension of payment or other such protection pursuant to any applicable law for the protection of creditors;

•	adopt or significant change any business plan or budget of ours, or any investment levels in us;

•	reduce our issued capital;

•	sell any portion of the shares we hold in any significant subsidiary;

•	accrue any material debt exceeding 5% of our consolidated assets (other than the extension, refinancing, or replacement of existing debt);

•	expend capital in any financial year in excess of the capital expenditures approved in our approved annual consolidated budget;

•	declare any dividends or other distributions on capital stock, other than to any of our wholly-owned subsidiaries; and

•	approve the results of any audit.

Under our Articles of Association, the Management Board shall consist of between three and seven managing directors as resolved by a general meeting of shareholders, and shall include a Chairman, as Chief Executive Officer, also appointed at the general meeting of the shareholders. The Chairman is charged with the general management and administration of our day-to-day affairs and the oversight and supervision of the affairs of our subsidiaries. The general meeting of shareholders appoints the managing directors for an indefinite period from a binding list of nominees proposed by the Supervisory Board. France Telecom has a right to nominate one seat on the Management Board so long as it holds at least 34% of our outstanding shares. The general meeting of shareholders can render the Supervisory Board’s binding list of its candidates non-binding, if two-thirds vote representing more than half of our issued capital. Resolutions of the Management Board require the approval of a majority of the managing directors, provided that at least two votes, including that of the Chairman, are cast in favor of resolutions to be validly adopted.

The general meeting of shareholders may suspend or remove one or more managing directors, either at the proposal of the Supervisory Board or on its own. The Supervisory Board may suspend managing directors, but if a general meeting of shareholders does not dismiss the suspended managing director within three months of such suspension, or if the general meeting of shareholders resolves to lift the suspension, the suspension will end. The Supervisory Board determines the compensation and other terms and conditions of employment of the managing directors.

The current managing directors are:

Charles Dehelly. Born 1950. Appointed President and Chief Executive Officer on December 23, 2004, and ratified by the shareholders and elected a managing director on January 26, 2005. He was formerly Senior Executive Vice President and a member of the Executive Committee of Thomson SA. Mr. Dehelly started his professional career in 1974 in manufacturing operations at Esswein, where he was appointed General Manager in 1977. From 1984 to 1987, he was President of the Home Appliances Division of the Thomson Group. From 1987 to 1992, he was President of the Television Division of the Thomson Group in Europe and Asia. In 1992, Mr. Dehelly joined Bull, where he was responsible for Industrial Operations. From 1993 to February 1998, he was Senior Executive Vice President of Bull Group, President of Bull S.A., President of the PC Division and President of Bull Europe. Mr. Dehelly returned to Thomson SA in February 1998 as Senior Executive Vice President in charge of Strategic Business Units (SBUs) as well as Sourcing, IT Systems and Business Performance Improvement programs. He was appointed Chief Operating Officer in September 2001 and was CEO from October 2002 to September 2004. He is a French citizen.

Hervé Kauffmann. Born 1962. Appointed Chief Operating Officer effective July 1, 2004, and elected a managing director on October 27, 2004. From 1999 to 2001, he was employed by Dutchone (now Orange Netherlands), first as a Vice President-Business Market, then as the Deputy CEO. Between 2001 and 2003, he was the CEO of Uni2, a subsidiary of France Telecom and an alternative telecom operator in Spain. From 2003 to 2004, he was in charge of Business Development for France Telecom’s corporate customers and was responsible for strategy definition, partnership management, and business development. He is a French citizen.

Yves Guillaumot. Born 1958. Appointed Chief Financial Officer on February 1, 2005 and elected a managing director on April 1, 2005. From July 1998 to May 2004, he worked at Gemplus International SA, first as a Corporate Controller, then from March 2002 as an Executive Vice-President and Chief Financial Officer. Prior to Gemplus, he held several executive finance functions at Digital Equipment, including positions in the US and the SEMEA regions from 1987 to 1998. He is a French citizen.

Management Board Resignations:

Daniel Caclin, our former Chief Executive Officer, resigned effective December 23, 2004.

Jacques Kerrest, our former Chief Financial Officer, resigned effective September 10, 2004.

Howard Ford, our former head of Sales and Marketing, resigned effective April 1, 2005.

Compensation

The following table summarizes the amounts paid to our Managing Directors in 2004:

		Year Ended 31 December, 2004
						Pension		Benefits in		Total
		Base		Bonus(1)		Benefits		Kind		payments
Daniel Caclin	U.S.$	671,113	U.S.$	240,879	U.S.$	53,297	U.S.$	198,898	U.S.$	1,164,187
Jacques Kerrest		293,262		201,419		13,077		34,114		541,872
Howard Ford		537,086		182,696		78,577		88,929		887,288
Hervé Kauffmann		145,827		—		25,463		18,505		189,795

	U.S.$	1,647,288	U.S.$	624,994	U.S.$	170,414	U.S.$	340,446	U.S.$	2,783,142
(1)	Bonus payments relate to 2003 performance. An allocation of 2004 bonus accrual has not yet been finalized.

In addition to the amounts shown above, we accrued $1.6 million as a severance payment for Mr. Caclin.

The Managing Directors also received benefits that we provide to all employees, which are comprised of group life and medical insurance, pension and retirement programs. We set aside approximately $2 million out of the total compensation paid in 2004 to provide pension, retirement or similar benefits for our Managing Directors.

In 2004, our shareholders approved a compensation package, which provides for an annual taxable retainer of $45,000 and a taxable attendance fee of $2,000 per meeting plus expenses for all Supervisory Board directors. We paid approximately $0.4 million to our Supervisory Board directors as a group in 2004. Where intercontinental travel is required, each day of travel is considered as if it involved a meeting to the extent that meeting schedules require that significant portions of a day are devoted to travel, an additional meeting fee of $2,000 is provided. We also pay Supervisory Board directors a taxable fee as if a meeting occurred for any day directors spend a significant amount of time outside of the regular board and committee meetings at our request or the Supervisory Board, if this effort by directors has been approved by the Chairperson or the independent directors acting jointly or as a committee. All Supervisory Board directors who are also employees of France Telecom have declined to accept the retainer and meeting fees. We pay all fees to Supervisory Board directors in the currency of the country of their primary residence; payments are converted to such currency using the average exchange rates over the period beginning five days prior to the date the director was elected to the Supervisory Board by the general meeting and ending five days following such date. Our policy is to use business days in which the exchange currency markets are open.

In addition, the Supervisory Board directors are issued options valued at two times their annual retainer. The Supervisory Board Directors who served during 2004 received 91,641 options (at a price of €7.89). For more detail on the options granted to our managing directors and supervisory directors, see “ — Share Ownership.”

Share Option Plans

We adopted a share option plan in 1998 for our employees, including our executives and senior management. The Option Plan provides that we may grant options and awards of shares covering up 5% of our shares, which the Supervisory Board has further limited to 11,000,000 shares. As of December 31, 2004, there were approximately 7.8 million options outstanding. We made the first of these grants effective July 21, 1998 to all eligible employees at an exercise price of $27.00. Since then, we have granted further options on several occasions to our managing directors and other executive officers, supervising directors and other employees. The exercise prices for our grants of options under the Option Plan through September 15, 1999 were no less than the average price of our shares on the New York Stock Exchange over the five trading days preceding the grant date, in accordance with the original definition of “exercise price.” We have amended the terms of the Option Plan, as implemented in various countries, to provide that the exercise price for subsequent grants can be no less than the average price of our shares on the New York Stock Exchange or Euronext Paris on the date the Management Board selects. However, with respect to newly hired employees, including employees of LNOs that SITA may transfer to us or of any businesses we might acquire, we generally set an exercise price for options we will grant during a certain period, or on a rare occasion, we may specify an exercise price for any options granted in the employment agreement for a particular employee. This may lead us to recognize additional compensation costs relating to these specific grants depending on our share price at the time of grant.

In 2004, we granted 50,000 options to Hervé Kauffmann at €5.02, 200,000 options to Daniel Caclin at a weighted average price of €8.34, 50,000 options to Howard Ford at €8.43, and 1,235,000 options to senior management and other employees (at a weighted average price of €8.10).

Employees

We had 9,877 temporary and permanent contractors and staff and had 9,313 full-time employees at December 31, 2004.

The following table shows, at the dates indicated, our employees by function:

	2004	2003	2002
Direct	6,235	5,936	6,405
Selling, general and administrative	3,078	3,611	3,727
	9,313	9,547	10,132

We do not maintain any relations with labor unions, however by statutory requirement, we do have works councils for certain subsidiaries in several non-U.S. jurisdictions.

Share Ownership

None of our supervisory directors or managing directors beneficially owns, on an individual basis, shares representing 1% or more of our issued and outstanding share capital. As of December 31, 2004, our managing and supervisory directors held the following stock options:

Expiry Date	Number of Shares	Exercise Price
July 21, 2008	36,061	$27.00
October 15, 2008	1,346	$37.14
March 25, 2009	110,000	$82.06
May 25, 2010	2,716	$36.83
June 29, 2010	20,560	$41.84
May 10, 2011	3,568	$28.03
July 20, 2011	6,944	$14.40
March 26, 2012	500,000	€13.12
April 1, 2012	4,426	€12.88
May 22, 2012	6,560	€8.62
July 23, 2012	1,200,000	€13.12
July 23, 2012	1,000,000	€30.00
March 31, 2013	65,707	€4.46
February 25, 2014	150,000	€8.43
February 28, 2014	100,000	€8.25
March 31, 2014	53,109	€7.89
July 22, 2014	50,000	€5.02

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

Further, Dutch legal requirements concerning director independence differ in certain respects from the NYSE rules. While under most circumstances both legal regimes require that a majority of board members be ‘independent’, the definition of this term under Dutch law is not identical to that used by the NYSE. In some cases the Dutch requirement is more stringent, such as by requiring a longer “look back” period for executive directors’ independence. In other cases, the NYSE rule is stricter. For example, directors of a listed company who are affiliated with a direct or indirect parent company are considered independent under Dutch law, whereas “controlled companies” are exempt from the requirement to have a majority of independent directors under the NYSE rule. In general we believe that our corporate governance practices are consistent in principle with those required of U.S. companies listed on the NYSE.

On December 9, 2003 a Dutch corporate governance code, known as the “Tabaksblat-Report” (“Code”) was published. At the end of 2004, Dutch corporate law was amended to require publicly listed companies to describe in their annual reports the extent to which they comply with the provisions of the Code. Equant’s Management and Supervisory Boards evaluated the provisions of the Code, and the Supervisory Board appointed a Special Committee to evaluate our corporate governance provisions in relation to the Code. As a result of this evaluation, our Supervisory Board suggested certain changes in our best practices and corporate governance provisions.

Our Supervisory Board resolved to implement these suggestions subject to the transactions contemplated in our Combination Agreement with France Telecom not closing, since the Code will not apply to us as a privately held, limited liability company. See “Item 7. Major Shareholders and Related Party Transactions” for more information.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of December 31, 2004, we had 282,926,881 ordinary shares outstanding and 10,000,000 convertible preference shares outstanding. During the year, we issued 113,117 ordinary shares in respect of share options that were exercised. To our knowledge as of May 19, 2005, France Telecom owned 148,567,348, or 52.51%, of our ordinary shares, and public shareholders held 134,359,533, or 47.49%, of our ordinary shares. France Telecom holds 100% of our preference shares.

As of December 31, 2004, the Government of the Republic of France controlled directly or indirectly 42.25% of the voting share capital of France Telecom S.A.

As of December 31, 2004, our U.S. shareholders of record as of that date held a total of 3,415,100 of our ordinary shares. This number of shares is based on information from our share register and may not represent the actual number of shares beneficially held by U.S. persons.

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

Each convertible preference share has the same voting rights as one ordinary share and automatically converts into one new ordinary share on June 29, 2006. See “Item 10. Additional Information — Material Contracts — Description of Contribution Agreement of our Annual Report on form 20-F for the year ended December 31, 2003 filed with the Commission on May 12, 2004.”

RELATED PARTY TRANSACTIONS

The Combination Agreement With France Telecom

The following is a summary of the material terms of the combination agreement

The Asset Sale

The combination agreement provides for us to sell all of our assets to France Telecom, other than:

•	the consideration to be received by us from France Telecom pursuant to the combination agreement;

•	our rights under the combination agreement;

•	the employee option plan and the proceeds of any exercise of options thereunder; and

•	records relating to our corporate organization.

In exchange for such assets, the combination agreement provides that France Telecom will:

•	assume all of our liabilities other than those relating to our obligation to make the liquidating distribution, withholding taxes, outstanding stock options, and agreements and covenants contained in the combination agreement to be performed by us; and

•	pay us €1,259,585,588.30 or approximately $1.6 billion, plus additional cash payments equal to the sum of the proceeds that would be payable by us under the terms of the combination agreement for our outstanding stock options (see “—Stock Options”).

The cash consideration will be paid by France Telecom directly into one of our segregated bank accounts and will only be withdrawn to make the liquidating distribution or to satisfy liabilities retained by us.

France Telecom’s Note

France Telecom has elected to pay €681,839,596.40, or approximately $900 million, of the consideration due to us under the combination agreement with a promissory note payable on the date of the liquidating distribution. France Telecom will, until the note has been paid or discharged in full, hold no less than 148,567,348 of our ordinary shares and 10,000,000 of our convertible preference shares. France Telecom may set off any amounts it would have paid to us for this promissory note against what we would have otherwise paid to them for the liquidating distribution to our shareholders. If France Telecom fails to pay any amount due on such note, then France Telecom will lose any rights to receive any portion of our liquidating distribution due to it as one of our shareholders in proportion to the amount it still owes to us.

Completion of the Asset Sale

The completion of the asset sale will take place within five business days following the waiver or satisfaction of all of the conditions to the asset sale in the combination agreement, other than those conditions that by their nature are to be satisfied at the completion of the asset sale. For more information see “—Conditions to the Asset Sale” below. We intend to complete the asset sale as promptly as possible, subject to receipt of shareholder approval.

The completion of the asset sale will occur when we execute a notarial deed of transfer of the shares of Equant Finance, B.V., to be renamed Equant B.V., a wholly owned subsidiary of ours, to France Telecom before a Dutch civil law notary.

Liquidating Distribution and Liquidation

In relation to the combination agreement, we will as promptly as possible after the completion of the asset sale, make one or more liquidating distributions to our shareholders of the consideration we receive from France Telecom, which represents an implied consideration of €4.30 for each share. If the liquidating distribution is subject to Dutch withholding tax, we will withhold the amount of such tax from the distribution. We do not at the time of this filing believe that the liquidating distribution will be subject to Dutch withholding tax.

Stock Options

Pursuant to the combination agreement, on February 19, 2005, we accelerated the vesting of all of our outstanding employee stock options. As required by the combination agreement:

•	each vested option that is exercised by the option holder by or on the twentieth day prior to the business day immediately preceding the date of the liquidating distribution, which we refer to as the “liquidating distribution record date,” will be converted into the number of our shares issuable thereunder and will participate in the liquidating distribution;

•	each vested option that is exercised by the option holder after the twentieth day prior to the liquidating distribution record date and prior to or on the fifteenth day after the liquidating distribution record date will be converted into the right to receive a payment equal to the greater of:

°	€4.30 less the applicable exercise price for such option; and

°	an amount equal to the value of such option calculated in accordance with the Black-Scholes formula (a mathematical formula for calculating the theoretical value of options); and

•	each vested option that remains outstanding and unexercised as of the fifteenth day after the liquidating distribution record date will be converted into the right to receive an amount equal to the value of such option calculated in accordance with the Black-Scholes formula.

The above payments made by us for the outstanding stock options under our employee option plan will be made to the persons entitled to them by the twenty-fifth day following the date of the liquidating distribution.

In calculating the value of the options using the Black-Scholes formula, the expected life of the options is capped at 5.5 years and the volatility is assumed to be 50%.

Representations and Warranties

Both France Telecom and we made customary representations and warranties in the combination agreement. These representations and warranties may (i) have been qualified by disclosures contained in separate disclosure schedules, (ii) be qualified by materiality standards, and (iii) no longer continue to be true as of any given date. Therefore, you should not assume that the inclusion of representations and warranties below as they are stated in the combination agreement necessarily means that such representations and warranties are accurate as to current circumstances.

The combination agreement contains customary representations and warranties with respect to us and our subsidiaries relating to, among other things,

•	our due organization and good standing;

•	our authority to enter into, execute, and perform the combination agreement and enforceability of the combination agreement;

•	our capitalization;

•	our ownership of our subsidiaries;

•	that we are not in violation of charter documents, applicable law, order, or other restriction of a governmental authority or arbitral tribunal or contracts as a result of the combination;

•	that we obtained any required consents, approvals, authorizations or waivers from any governmental authority or third person in connection with the combination;

•	our title to assets;

•	our assets and liabilities;

•	the accuracy of information contained in our reports filed with the SEC, with The Netherlands Authority for Financial Markets, with the trade register of the chamber of commerce in Amsterdam, The Netherlands, and with the French stock exchange and authorities, including the financial statements contained in reports filed with the SEC;

•	the absence of our undisclosed liabilities;

•	the absence of material corporate income taxes resulting from the combination;

•	our employee benefit plans;

•	our collective bargaining agreements and collective representation; and

•	our compliance with applicable laws.

In addition, France Telecom made representations and warranties regarding, among other things:

•	its due organization and good standing;

•	its authority to enter into, execute and perform the combination agreement and enforceability of the combination agreement;

•	of its compliance with charter documents, applicable law or order or other restriction of a governmental authority or arbitral tribunal, or contracts resulting from the combination; and

•	itsobtaining any required consents, approvals, authorizations or waivers from any governmental authority or third person in connection with the combination.

Conduct of Business Covenant

We have agreed that until the completion of the combination, we and our subsidiaries will operate our business as we always have. In particular, we agreed to use reasonable best efforts to preserve our operations, organization, goodwill and relationships, and will be subject to certain restrictions with respect to:

•	declaring, setting aside, making or paying any dividends or repurchasing, redeeming, or otherwise acquiring capital stock of our or our subsidiaries;

•	transferring, issuing, selling, or disposing of our capital stock or that of our subsidiaries, or granting options, warrants, calls, or other rights to purchase our shares or our subsidiaries’ capital stock, other than in connection with the employee option plan;

•	recapitalizing, reclassifying, or splitting our outstanding shares of capital stock;

•	amending our and our subsidiaries’ articles of association or other organizational documents;

•	entering into any merger or consolidation with, engaging in any new business or investment in, making a loan, advance or capital contribution to, or acquiring securities of any other person;

•	entering into a contract involving payments in excess of $5 million in the aggregate (other than contracts entered into by a subsidiary of ours in the ordinary course of business);

•	other than in the ordinary course of business or as required by an agreement in effect as of the date of the combination agreement, (a) increasing the annual level of compensation of any employee, (b) granting benefits or other compensation to any employee, (c) increasing coverage or benefits available under existing employee benefit plans or arrangements or amending or terminating any existing benefit plans or arrangements, in each case to, for or with any director, officer, employee or agent of our or of our subsidiaries, or (d) entering into any employment agreement, other than “at-will” employment without severance, with any director, officer, or employee of ours or of any of our subsidiaries;

•	other than as required by law or by a collective bargaining agreement existing as of the date of the combination agreement, entering into, modifying, or terminating any collective bargaining agreement or committing to incur any material liability to any labor organization;

•	other than legal proceedings in the ordinary course of business involving our subsidiaries and not Equant, commencing or settling any legal proceeding not related to the combination agreement or to the combination; or

•	agreeing to do any of the things listed above or taking any actions that would cause any representation and warranty to be untrue.

Mutual Covenants with France Telecom

France Telecom and we have agreed to:

•	use commercially reasonable efforts to obtain all consents and approvals required to consummate the combination including those consents necessary to transfer our contracts to France Telecom;

•	make any required filings under applicable laws;

•	use commercially reasonable efforts to take all actions necessary or appropriate to consummate the combination; and

•	except as required by law, obtain the approval of the other party before issuing any press releases or making any public announcements with respect to the combination agreement or the combination.

Non Negotiation; Non-Solicitation

The combination agreement provides that we will not and will not permit any subsidiary or director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor of ours or any of our subsidiaries to:

•	solicit, initiate, or knowingly encourage any acquisition proposal (as described below) by a third party; or

•	participate in discussions or negotiations, or furnish information or cooperate with any person regarding any acquisition proposal.

The combination agreement further provides that we and our subsidiaries will terminate all existing discussions and negotiations with third parties relating to an acquisition proposal, and request the return or destruction of all confidential information furnished to any third party in connection with such discussions or negotiations.

However, until such time as our shareholders approve the combination agreement, we may provide information to and negotiate with a third party if:

•	we receive a bona fide, unsolicited written acquisition proposal from such third party;

•	our Boards determine in good faith, after consultation with legal and financial advisors, that it is reasonably likely that the acquisition proposal will result in a superior proposal (as described below);

•	our Boards determine in good faith after consultation with legal advisors that the action is reasonably necessary in order to comply with their fiduciary duties under applicable law; and

•	we notify France Telecom of the acquisition proposal and such determination.

We must provide France Telecom with any information that is provided to such third party prior to or as soon as reasonably practicable after it is provided to such third party.

An “acquisition proposal” means an inquiry, proposal or offer from a third party with respect to (1) a merger, consolidation, dissolution, recapitalization or other business combination involving us, (2) the issuance of 33 1/3% or more of our equity securities as consideration for the assets or securities of a third party, or (3) the purchase or acquisition in any matter, directly or indirectly, of 33 1/3% or more of our assets.

A “superior proposal” means an acquisition proposal that any of our Supervisory Board, our Management Board, or the Special Committee (after consultation with a financial advisor) determines in good faith to be more favorable to us and our shareholders, employees, and other stakeholders from a financial, strategic, business, or operational point of view than the combination contemplated by our agreement with France Telecom, and reasonably capable of being completed in a reasonable time.

Extraordinary General Meeting; Recommendation

We have agreed that as promptly as possible following the date of the combination agreement, we will hold a meeting of our shareholders for the purposes of obtaining the affirmative vote of a majority of such shareholders to approve the resolution of our Management Board to enter into the combination agreement. France Telecom has agreed to vote, or cause to be voted, all of our shares owned by it or its affiliates in favor of such resolution.

The combination agreement requires that:

•	through our Supervisory and Management Boards, we recommend that our shareholders approve of the combination; and

•	none of our Supervisory Board, our Management Board, or the Special Committee withdraw (or modify in a manner that is adverse to France Telecom) our approval or recommendation of the combination.

However, our Boards or the Special Committee may withdraw or modify (in a manner that is adverse to France Telecom) their recommendation if:

•	we receive a superior proposal;

•	our Supervisory Board, our Management Board, or the Special Committee, as the case may be, determines in good faith after consultation with legal advisors that withdrawal or modification is reasonably necessary in order to comply with our fiduciary duties under applicable law;

•	our Supervisory Board, our Management Board, or the Special Committee, as the case may be, provides France Telecom with five days notice of our intent to withdraw or modify our recommendation, including the terms and conditions of the superior proposal we received from the third-party; and

•	our Supervisory Board, our Management Board, or the Special Committee, as the case may be, continues to believe after five days, after taking into account any legally binding offer from France Telecom to modify the terms of the combination agreement, that such acquisition proposal continues to be a superior proposal.

Finally, nothing in the combination agreement shall prohibit either our Board or the Special Committee from making any required disclosure to our shareholders or to the public at large if after consultation with legal counsel, our Boards or the Special Committee expect that failure to do so would break the law.

Employee Matters

Our employees who, immediately prior to the completion of the asset sale, fall within the scope of Article 7:662 of the Dutch Civil Code will by operation of law enter the employment, effective as of the completion of the asset sale, of France Telecom on identical terms and conditions as those which applied to such employees prior to the completion of the asset sale. France Telecom will offer employment with France Telecom, a subsidiary or ours, effective as of the completion of the asset sale, to each of our employees whose employment will not transfer by operation of law to France Telecom in connection with the combination (i) at the same annual salary or hourly wage rate payable to such employee prior to the completion of the asset sale, (ii) in a position with comparable responsibilities to such employee’s position prior to the completion of the asset sale and in the same principal work location as such employee was employed prior to the completion of the asset sale and which otherwise meets the requirements described in the next paragraph.

For the one-year period following the completion of the asset sale, France Telecom will, or will cause its subsidiaries to, (a) pay each of our employees who is located outside of Europe and continues employment with France Telecom or its subsidiaries after the completion of the asset sale, who we refer to as non-European employees, an annual base salary or hourly wage rate no less than that provided to the employee prior to the completion of the asset sale and (b) provide benefits (excluding bonus compensation) that are substantially similar in the aggregate to those provided to the non-European employees prior to the completion of the asset sale, in each case subject to France Telecom’s and its subsidiaries’ applicable transfer and mobility policies. France Telecom will provide the non-European employees with service credit for their employment with us and our subsidiaries prior to the completion of the asset sale for purposes of eligibility and vesting and, with respect to vacation and severance benefits, benefit accrual in any benefit plan in which the non-European employees are eligible to participate after the completion of the asset sale to the same extent service was recognized under the analogous plan maintained by us prior to the completion of the asset sale. However, the combination agreement does not entitle any non-European employee to continue employment with France Telecom or its affiliates other than as required by applicable law. The combination agreement also specifies the treatment of pre-existing conditions, deductibles, and waiting periods with respect to non-European employees under health plans in which the non-European employees participate after the completion of the asset sale.

France Telecom also agreed to assume each or our severance plans in which our employees participate prior to the completion of the asset sale and to maintain such plans of ours as they are in effect immediately prior to the closing for at least one year following completion of the asset sale. France Telecom will use reasonable efforts to not knowingly take or omit to take and to not permit any of its subsidiaries to knowingly take or omit to take any action that would subject any non-European employee to a tax pursuant to Section 409A of the Internal Revenue Code in connection with the transactions contemplated by the combination agreement.

Delisting and Deregistration

We have further agreed that as promptly as practicable following the completion of the asset sale we will, subject to (and in accordance with) applicable laws and regulations, suspend the listing and trading of our ordinary shares on, and cause our ordinary shares to be delisted from, the Euronext Paris and the New York Stock Exchange. It is currently anticipated that the listing and trading of Equant ordinary shares on the Euronext Paris and the New York Stock Exchange will be suspended on or as promptly as practicable following the date of the extraordinary general meeting. We have also agreed to terminate the registration of our ordinary shares under the Exchange Act and suspend our reporting obligations thereunder.

Indemnification and Insurance

Subject to certain limitations, France Telecom has agreed to indemnify all of our and our subsidiaries’ past and present directors, officers, and employees for all acts or omissions occurring at or prior to the completion of the asset sale in connection with such persons’ duties as such or in connection with the combination agreement and the contemplated transactions, to the fullest extent permitted under applicable law, our or our subsidiaries’ charter, or any contract that may affect such indemnification. In the event of any legal proceeding possibly requiring such indemnification, France Telecom shall pay on no more than a monthly basis the reasonable fees and expenses of counsel selected by the indemnified party on demand.

The combination agreement requires that, for a period of at least five years after the completion of the asset sale, France Telecom will maintain directors’ and officers’ liability insurance on behalf of all of our officers and directors who are covered as of the date of the combination agreement by the directors’ and officers’ insurance maintained by France Telecom with respect to acts and omissions occurring on or prior to their resignation or the expiration of the officers or directors’ terms. Such directors’ and officers’ insurance will be no less advantageous to the covered officers and directors than the coverage then in place for France Telecom’s officers and directors.

Conditions to the Asset Sale

France Telecom’s and our obligations to effect the asset sale are conditioned upon the approval of our shareholders at the upcoming extraordinary general meeting of all of the resolutions required to effect the combination, including the amendment of our articles of association as further detailed below in “Item 10. Additional Information,” by an absolute majority of our shareholders.

In addition, France Telecom’s obligation to effect the combination is subject to the satisfaction or waiver of the following conditions:

•	our representations and warranties in the combination agreement being true and correct, except where the failure to be true and correct would not reasonably be expected to have, in the aggregate, a material adverse effect on us or our ability to consummate the transactions contemplated in the combination agreement in a timely manner or to complete the liquidation within a reasonable period of time after the completion of the asset sale;

•	our having performed all of our obligations and covenants under the combination agreement, except where the failure to so perform would not reasonably be expected to have, in the aggregate, a material adverse effect on us or our ability to consummate the transactions contemplated in the combination agreement in a timely manner or to complete the liquidation within a reasonable period of time after the completion of the asset sale;

•	the absence, since the date of the combination agreement, of any natural catastrophe, act of terrorism, act of war, act of God, international calamity or emergency, or material suspension or limitation of trading of ordinary shares on the New York Stock Exchange or Euronext Paris that, individually or in the aggregate, has had or caused or could reasonably be expected to have or cause (a) a material adverse effect on Equant and our subsidiaries taken as a whole or (a) a material adverse effect on the ability of France Telecom or Equant to consummate the transactions contemplated by the combination agreement, perform their obligations under the combination agreement by December 31, 2005, or, with respect to Equant, to complete the liquidation within a reasonable period of time after the completion of the asset sale;

•	France Telecom shall have made the filings under the Exchange Act required in connection with the combination agreement; and

•	the absence of any law or order that would prohibit, or materially modify or restrict, the combination:

•	issued by a governmental authority of the European Union, or any member state thereof, or the United States; or

•	issued by any other jurisdiction and that could reasonably be expected to have a material adverse effect on France Telecom or its ability to consummate the combination, or could reasonably be expected result (as determined in good faith after consulting legal counsel) in personal liability to the directors or executive officers of France Telecom or its subsidiaries.

In addition, our obligation to effect the combination is subject to the satisfaction or waiver of the following conditions:

•	France Telecom’s representations and warranties in the combination agreement (other than representations and warranties made as of a specified date, which need be true only as of the specified date) being true and correct (without giving effect to any qualifications or exceptions relating to materiality or material adverse effect), except where the failure to be true and correct would not reasonably be expected to have, in the aggregate, a material adverse effect on France Telecom;

•	France Telecom having performed all of its obligations and covenants under the combination agreement, except where the failure to so perform (without giving effect to any qualifications or exceptions relating to materiality or material adverse effect) would not reasonably be expected to have, in the aggregate, a material adverse effect on France Telecom’s ability to consummate the transactions contemplated by the combination agreement in a timely manner;

•	our having made the filings with the SEC, New York Stock Exchange, and Euronext Paris required in connection with the combination, and received the related approvals from the New York Stock Exchange and Euronext Paris.

•	the absence of any law or order that would prohibit, or materially modify or restrict, the combination:

•	issued by a governmental authority of the European Union or the United States; or,

•	issued by any other jurisdiction and that could reasonably be expected to have a material adverse effect on us or our ability to consummate the combination, or could reasonably be expected to result (as determined in good faith after consulting legal counsel) in personal liability to the members of our Management Board, our Supervisory Board or the Special Committee.

Termination

The combination agreement may be terminated at any time prior to the completion of the asset sale:

•	by the mutual written consent of France Telecom and us;

•	by France Telecom or us, if:

•	the combination has been completed on or prior to December 31, 2005, provided that this right to terminate will not be available to any party whose action or failure to act has been the principal cause of or resulted in the failure of the combination to occur by December 31, 2005; or

•	our Management Board, our Supervisory Board or the Special Committee has withdrawn or modified in a manner that is adverse to France Telecom our approval or recommendation of the combination agreement as permitted by the combination agreement in connection with a superior proposal or as required to avoid a violation of applicable law, see “— Extraordinary General Meeting; Recommendation.”

•	by France Telecom, if:

•	we breach any representation, warranty, covenant, or agreement contained in the combination agreement that would result in the failure of a condition to the completion of the asset sale being satisfied and is incapable of being cured or is not cured within 30 calendar days after written notice of the breach is given to us; and

•	by us, if:

•	there has been a breach by France Telecom of any representation, warranty, covenant, or agreement contained in the combination agreement that would result in the failure of a condition to the completion of the asset sale being satisfied and is incapable of being cured or is not cured within 30 calendar days after written notice of the breach is given to France Telecom.

Special Committee Authority

We have agreed to consult with the Special Committee and our representatives with respect to any matter relating to the combination agreement, and to give due consideration to any views expressed by the Special Committee or our representatives in connection therewith. We also have granted the independent directors an irrevocable and exclusive power of attorney on our behalf and at our reasonable expense to implement and enforce the terms of the combination agreement in the event that the Special Committee determines in good faith that we have failed to timely and properly enforce and perform the combination agreement in any material respect. This power of attorney does not include the right to cause us to consent to any amendment, supplement, or waiver of any portion of the combination agreement.

Amendment

The parties may amend, supplement or waive any provision of the combination agreement only in writing signed by the party against whom enforcement of the amendment is sought and, with respect to any amendment or waiver by us, only with the prior written consent of our independent directors then in office.

Expenses

France Telecom and we have each agreed to pay our own expenses in connection with the combination agreement and the completion of the combination except that all costs and expenses incurred by us after the completion of the asset sale that are reasonably necessary for our dissolution and liquidation and our continued existence through the date of its final liquidation will be borne by France Telecom.

Liquidation Process

General

The resolution to dissolve us will become effective immediately following the completion of the asset sale and will be irreversible. Our corporate purpose from then onwards will be focused solely on the liquidation of our remaining assets. We will not immediately cease to exist at the completion of the asset sale, but will continue to exist for as long as is necessary to liquidate our assets, without carrying on any activity other than liquidation-related activities.

Effective as of the appointment of the liquidator (as explained in detail below under “—Appointment of Liquidator”), the Management Board will dissolve, and the liquidator appointed at the extraordinary general meeting will take on the same duties and responsibilities as a member of our management board to the extent they are consistent with the liquidation process. The liquidator’s actions will be supervised by our Supervisory Board.

The liquidator will prepare a statement of account showing the amount and composition of the liquidation surplus. In addition, the liquidator will prepare a plan of distribution. Both the statement of account and the plan of distribution will be made available for inspection at our offices and the trade register of the Chamber of Commerce in Amsterdam. The liquidator must announce in a newspaper with a national distribution in The Netherlands where and until what date the documents will be available for inspection. At the date of the announcement, a two-month opposition period commences. During this period any creditor or person entitled to the liquidation proceeds (i.e., our shareholders) may oppose the statement of account or the plan of distribution by submitting objections to the competent district court. After the two-month opposition period has lapsed and any objections are either withdrawn or irrevocably resolved, the liquidator may proceed with the final distribution of the liquidation surplus.

We will cease to exist at the moment that all payments to creditors as part of the liquidation process have been settled and all liquidation surplus has been distributed. All of our shares will automatically cease to exist upon final liquidation.

Pursuant to Dutch law, if at any time after a company has ceased to exist an asset or liability becomes apparent that was not taken into account at the time of the liquidation, the competent court may reopen the liquidation at the request of an interested party. The reopening of the liquidation of a company may result in a claim against the beneficiaries of the liquidated surplus (i.e., our shareholders) for repayment of any excess distributions. However, in accordance with the combination agreement, as of the completion of the combination, France Telecom will bear the risk of substantially all liabilities and is entitled to substantially all assets of ours, including those liabilities and assets that are unknown to us and France Telecom at the time of the liquidation. See “— The Combination Agreement.”

Shareholders’ distribution

As part of the liquidation process, the liquidator may make provisional distribution payments to our shareholders prior to the availability of the statement of account and plan of distribution referred to above under “— General,” if the liquidator has established that either all liabilities are satisfied or that we will continue to be able to satisfy any remaining liabilities after the provisional distribution payments have been made.

In the combination agreement, France Telecom has agreed to assume, pay, perform and discharge when due and indemnify and hold us harmless against, substantially all current and future liabilities (See “— The Combination Agreement”). On the basis of this arrangement, we expect that as promptly as practicable following the completion of the asset sale, the liquidator will make a single provisional liquidating distribution to our shareholders. The aggregate amount of the liquidating distribution will equal the sum of (a) the cash purchase price plus (b) the additional cash payments and the proceeds from the exercise of options exercised in time to participate in the liquidating distribution in respect of such options, together yielding an amount equal to €4.30 per share, plus (c) any interest received by us on such amounts. Shareholders who hold our New York Shares will receive, in accordance with existing arrangements with JPMorgan Chase Bank N.A., our New York transfer agent and registrar, the U.S. dollar equivalent thereof in cash converted at the spot rate at the time of conversion, which shall be as soon as reasonably practicable following the liquidating distribution (net of expenses of the conversion of euros into U.S. dollars).

The liquidating distribution will be made to the holders of our outstanding ordinary shares, and our convertible preference shares, each of our convertible preference shares being given the same entitlement to such distribution as one ordinary share. The liquidating distribution record date will be the business day immediately preceding the liquidating distribution. Subject to any final distribution of the liquidation surplus (and noting that it is currently intended that a single liquidating distribution be made for the entire amount to be so distributed), our shareholders holding shares on the liquidating distribution record date will not be eligible to receive any further payments of any kind. Furthermore, because our ordinary shares will be suspended from trading on and subsequently delisted from Euronext Paris and the New York Stock Exchange on or as promptly as practicable following the date of the extraordinary general meeting, there is expected to be no active trading market for our ordinary shares after the approval of the combination at the upcoming extraordinary general meeting.

In accordance with Dutch law and our articles of association, any liquidating distribution that is not successfully paid out to a shareholder will be held by us for a further period of six months pending collection by such shareholder, and any liquidating distribution that remains unclaimed thereafter will be deposited with the Dutch Public Administrator of Unclaimed Debts (consignatiekas).

Appointment of Liquidator

ENV Liquidator B.V., a newly formed wholly owned subsidiary of Freeland Corporate Advisors NV, which we refer to as the Liquidator, has been selected by the Management Board and Supervisory Board, with the agreement of France Telecom and the Special Committee, to be appointed by our shareholders to act as our liquidator (vereffenaar) to be effective immediately after the completion of the asset sale. The Liquidator will be assisted by Freeland Corporate Advisors NV, which will provide accompanying liquidation support services. Biographical information on the sole managing director of the Liquidator, Mr. Timothy C. Koster, is provided below. Should Mr. Koster be unwilling or unable to act as the managing director of the Liquidator for any reason, Freeland Corporate Advisors has agreed to make available another qualified person to be agreed upon by the Supervisory Board.

Mr. Koster, who was born in 1957, is a managing director and principal of Freeland Group and Freeland Corporate Advisors NV in Rotterdam. Mr. Koster is currently also liquidator of formerly Dutch publicly listed Rodamco North America NV i.l. and managing director of NSS Liquidator BV, the liquidator of formerly Dutch/U.S. publicly listed New Skies Satellites NV i.l. Mr. Koster is also a managing director of a number of Dutch listed investment companies, including DIM Vastgoed NV. Previously, Mr. Koster was general counsel of Rodamco N.V. and Rodamco Continental Europe B.V., senior legal counsel of Mountleigh International Plc/Mountleigh Coroco Holding B.V. and an attorney with Trenité Van Doorne. Mr. Koster is also principal of DBR Asset Management, LLC, a U.S. investment management firm, based in Fort Lauderdale, Florida.

Our Management Board and Supervisory Board have proposed that the Liquidator and Freeland Corporate Advisors be remunerated (before taking into account applicable Dutch Value Added Tax and any reasonable out-of-pocket expenses that may be incurred by the Liquidator or Freeland Corporate Advisors on behalf of or for the benefit of us (other than the cost of incorporation of the Liquidator), in each case to be reimbursed by us) as follows: (i) a fixed fee of € 70,000 for the first year, (ii) a fixed fee of € 30,000 for any further years (50% of which will be used as a credit against the variable hourly fee for the relevant year calculated in accordance with the hourly rates set forth below) and (iii) a variable hourly fee calculated in accordance with the following hourly rates (which hourly rates will be adjusted for inflation on January 1 of each year beginning on January 1, 2006) for certain other services of the Liquidator and Freeland Corporate Advisors:

Partner (including Mr. Koster)	€290
Associate	€150-180, depending on seniority
Administrative staff	€100
Support staff	€60

France Telecom has agreed to assume the costs of the liquidation. In addition, France Telecom has agreed to indemnify the Liquidator against all losses to the extent arising from or relating to any actual or threatened legal proceeding in respect of actions or omissions occurring or alleged to have occurred in connection with the fact that the liquidator is or was our liquidator (except in the case such losses arise out of actions or omissions constituting an intentional material breach of the combination agreement by the Liquidator). In the case of such an actual or threatened legal proceeding, France Telecom would pay the reasonable fees and expenses of counsel selected by the liquidator (but not the fees or expenses of more than one counsel in any jurisdiction).

At the extraordinary general meeting, our shareholders will be asked to, inter alia (a) appoint the Liquidator as our liquidator, (b) approve the remuneration of the Liquidator and Freeland Corporate Advisors and (c) amend our articles of association twice, first to change our name effective upon completion of the asset sale, and second to make certain changes agreed to in the combination agreement effective upon the later to occur of payment of the final liquidating distribution and delisting of ordinary shares from Euronext Paris and the New York Stock Exchange. (See “The Extraordinary General Meeting of Shareholders — Matters to be Considered”).

In accordance with our articles of association, the liquidator must designate a custodian to keep our books and records for a period of seven years after the liquidation. The Liquidator has designated France Telecom to be appointed as custodian at the extraordinary general meeting.

Pursuant to article 31.1 of our articles of association, the Supervisory Board is responsible for supervising and overseeing our liquidation to be effective immediately after the completion of the asset sale. The combination agreement provides, however, that the term of the Supervisory Board’s independent directors will automatically expire upon the later to occur of the liquidating distribution of the consideration from the asset sale to our shareholders and the delisting of ordinary shares from Euronext Paris and the New York Stock Exchange.

Credit Facility

Concurrent with the signing of our Combination Agreement with France Telecom, we entered into a $250 million revolving credit facility agreement with France Telecom. Under the revolving credit facility, France Telecom made available to us a maximum of $250 million. Draw downs are available in a variety of currencies during the period February 9, 2005 until June 30, 2008. However no draw downs have been made as of the date hereof. In connection with the revolving credit facility, we paid France Telecom an up-front fee equal to 0.20% of the maximum draw down amount, and have also agreed to pay France Telecom a commitment fee of 0.75 % on the undrawn and uncancelled amounts of the facility. Interest will be charged at the three-month LIBOR plus 220 basis points per annum on the net balance outstanding under the agreement. A material adverse effect on our financial position constitutes an event of default under the credit agreement.

The Affiliation Agreement

We entered into the Affiliation Agreement with Transpac to provide Transpac with the exclusive right of resale of certain of our products within France and to appoint Transpac as our exclusive supplier of certain products for corporate customers within France. In addition it contemplates that we will provide for certain back-office support services to Transpac. There is a minimum revenues guarantee of €297 million, or approximately $381 million, which is 85% of the wholesale revenue component of €349 million combined with the price under the service order for the back-office support services (€86.6 million). With effect of January 1, 2004, as approved by our Independent Directors, the Affiliation Agreement was amended to reflect the pricing for 2004 and update the scope of services we will provide.

Voice Services Agreement with France Telecom

In October 2004, we and France Telecom entered into an agreement pursuant to which we assumed managerial and financial responsibility for the multilateral switched voice network that was previously operated by France Telecom. In addition, the transition period during which customers will be migrated from the switched voice platform to the newly launched Voice over IP platform was extended to the end of 2006 when the switched voice platform will be decomissioned.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

For our Consolidated Statements and Other Financial Information, see “Item 17. Financial Statements.”

Legal Proceedings

From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. We are not currently aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial position, or results of operations.

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

None.

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

	High	Low	High	Low
	New York Stock Exchange		Euronext Paris
	Price per Share		Price per Share
	(in dollars)		(in euros)
2000	$126 9/16	$23 13/16	€128.90	€27.40
2001	$31.88	$7.86	€34.10	€8.25
2002	$12.90	$2.35	€14.47	€2.34
First Quarter 2003	$6.49	$4.49	€5.74	€4.31
Second Quarter 2003	$7.50	$4.76	€6.45	€4.47
Third Quarter 2003	$8.25	$6.10	€7.35	€5.54
Fourth Quarter 2003	$9.59	$7.64	€8.06	€6.48
First Quarter 2004	$11.15	$8.65	€8.95	€7.10
Second Quarter 2004	$9.73	$6.11	€7.95	€5.07
Third Quarter 2004	$7.37	$3.50	€6.11	€2.91
October 2004	$4.20	$3.75	€3.36	€3.04
November 2004	$5.28	$4.13	€4.08	€3.29
December 2004	$5.29	$5.02	€3.99	€3.75
January 2005	$5.59	$4.49	€4.21	€3.36
February 2005	$5.70	$5.36	€4.27	€4.14
March 2005	$5.74	$5.41	€4.28	€4.26
April 2005	$5.56	$5.38	€4.28	€4.27
May 2005 (through May 20, 2005)	$5.51	$5.29	€4.29	€4.28

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

Securities approved for listing by Euronext Paris are traded on one of three markets. The securities of most large companies are listed on the Premier Marché, and the Second Marché is available for small- and medium-sized companies. Securities may also be traded on the Nouveau Marché, a regulated electronic market designed primarily for small capitalization and start-up companies. The Premier Marché, the Second Marché, and the Nouveau Marché are operated and managed by Euronext Paris. Our ordinary shares are traded on the Premier Marché.

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

Euronext Paris places securities listed on the Premier Marché in one of two categories, depending on their trading volumes. Our shares trade in the Continu category, which includes the most actively traded securities. Euronext Paris automatically restricts trading in a security listed in the Premier Marché in the Continu category upon entry in the central order book of an order likely to result in a trade being executed at a price exceeding the specific price limits defined by its regulations. In particular, trading is automatically restricted in a security whose quoted price varies by more than 10.0% from the last price determined in an auction or by more than 2.0% from the last traded price. If the order that has caused the restriction is not confirmed within the following minute, the trading of this security resumes. If the order is confirmed, an auction is organized after a call phase of four minutes, during which orders are entered in the central order book but not executed.

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

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Amendment of Equant’s Articles of Association

At our upcoming extraordinary general meeting, our shareholders will vote to approve two amendments to our articles of association.

First, our shareholders vote on an amendment to change our the name to ENV International N.V., effective upon the completion of the asset sale. The intent of this name change is to prevent confusion following the asset sale in the markets in which we operate because France Telecom intends to continue our current operations under the “Equant” brand name.

Second, in accordance with the combination agreement, our shareholders will vote on an amendment to be effective upon the later to occur of payment of the final liquidating distribution and the delisting of our ordinary shares from the New York Stock Exchange and Euronext Paris, to eliminate (a) any requirement thereafter that the Supervisory Board include any independent directors, and (b) the special functions and powers of such independent directors.

Each of the independent directors of the Supervisory Board has submitted to us a letter of resignation from the Supervisory Board effective upon this amendment of our articles of association as agreed to in the combination agreement.

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

Objects

Our objects are set forth in Article 3 of the Articles of Association and entail:

•	holding, co-ordinating, and managing various interests in the capital stock of various companies worldwide engaged in the business of selling various telecommunications services, developing and selling various computer software products, providing various telecommunications equipment, maintenance and other related services, and to coordinate and supervise their world-wide management;

•	undertaking all financial operations and in particular to acquire, dispose of, or exchange shares and other securities in any commercial, industrial or financial company, to hold all or part of the capital stock or to own a controlling interest in various companies and whenever necessary to supervise their management, to borrow and lend money, and to guarantee or grant security in relation to the obligation of others, to make deposits, and establish and carry out all forms of banking relationships; and to enter into and perform all ancillary agreements and arrangements for any such purpose;

•	establishing commercial direction and policy for the various companies described in subclauses (a) and (b), to provide all forms of management services, and to appoint their management; and

•	undertaking any action or operation in direct or indirect relation with our objects.

Certain Powers of Directors

If a managing director, acting in his personal capacity, enters into an agreement with us or conducts any litigation against us, we may be represented in that matter either by our Management Board or the other managing directors, or by a supervisory director to be designated by the Supervisory Board, unless the general meeting of shareholders designates a person for that purpose or the law provides for the designation in a different manner. Such person can also be the managing director with whom there is the conflict of interest. If a managing director has a conflict of interest with us other than as referred to in the second preceding sentence, he shall, like the Management Board or the other managing directors, have the power to represent us, with due observance of the provisions of our Articles of Association.

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

We have not, to date, paid dividends in respect of our shares. At present, we expect that we will retain all available funds for use in the operation and expansion of the business, and we do not currently anticipate paying cash dividends in the foreseeable future. In the event that dividends are declared, however, we expect that we would pay such dividends either in euros or U.S. dollars, although we may declare dividends in other currencies. In the event that we declare dividends in euros, the amount of U.S. dollars realized by shareholders will vary with the rate of exchange between U.S. dollars and euros. We will pay cash dividends to holders of our shares of Dutch Registry to the Dutch Transfer Agent and Registrar who will, if necessary, convert such dividends into euros, at the rate of exchange on the date such dividends are paid, for disbursement to such holders. We will pay cash dividends to holders of our shares of New York Registry to the New York Transfer Agent and Registrar, who will, if necessary, convert such dividends into U.S. dollars at the rate of exchange on the date such dividends are paid, for disbursement to such holders. We will pay dividends on our shares held in registered form to the person in whose name those shares are registered as of the relevant record date. Accordingly, so long as a holder elects to hold his or her shares in book-entry form through the Depository Trust Company (DTC) or Euroclear France S.A. (Euroclear France), such holder will receive any dividends through DTC or Euroclear France, and must rely on the procedures of those organizations to receive such dividends or to enforce any other rights that he or she may have as a shareholder.

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

MATERIAL CONTRACTS

The Strategic Relationship Umbrella Agreement (“Umbrella Agreement”)

On June 29, 2001, we signed the Umbrella Agreement with France Telecom, SITA, and SITA Inc. to create a new strategic relationship among the parties with respect to the network previously operated for both our and SITA’s benefit. The objective of the Umbrella Agreement is to ensure that SITA continues to enjoy access to the Network and support services on a preferred basis so that it can continue to exclusively deliver its services to the Air Transport Community. Under the Umbrella Agreement, SITA has become our sole distributor to the air transport community.

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

To manage this new relationship, the Umbrella Agreement creates a joint executive committee, comprised of three persons appointed by SITA and three persons appointed by us, with the following specialized sub-committees: Product Council, Network Planning Committee, and Network Operations Performance Committee. Our head of network operations must be a member of the Executive Committee. The Executive Committee has overall authority to implement and maintain the Umbrella, the Network Services, and the Transition and Management Agreements, including a significant role in the resolution of all disputes.

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

The Network Services Agreement

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

SITA and we have also agreed to certain arrangements to compare the prices of the network services provided by us to SITA with the prices provided by us to other sales channels. If the comparison fails to satisfy certain “most favored nation” standards, then we shall be required to develop a “most favored nation” price book to satisfy those standards, to provide SITA with a refund based upon the differential, and to develop a price book to satisfy those standards in the future.

Recognizable Costs. We have the right to require SITA to pay certain costs and expenses (to the extent greater than U.S. $100,000) associated with certain network activity forecasts provided to us by SITA, if the value of actual network activity negatively deviates by a minimum of 10% from the forecasted network activity within a given financial quarter, and our other sales channels would be unable to accommodate or utilize the activity resulting in the deviation. These costs shall be invoiced at the end of each month for any given contract year.

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

Transition and Management Agreement

General Principles. Under our arrangements with SITA, we own, operate, and manage the Network (where permitted). In certain countries, SITA cannot yet transfer ownership of the Network, and thus we cooperate with SITA in the management of the network to ensure the orderly and seamless operation of the SITA local network with the Equant global network, and we are responsible to fund the costs of network operations in those countries. On June 29, 2001, we entered into the Transition Agreement with SITA governing these arrangements. We will assume ownership of the network in those countries where we do not yet have ownership as soon as commercially and legally possible. English law governs the Transition Agreement.

Transfer of Network Resources. The TMA provides that to the extent legally possible within each country, and as soon as possible after July 1, 2001, SITA shall transfer to us the local network in all countries. SITA may either transfer to us all of the capital stock owned by SITA in the relevant company holding the Network or may use other means, as we and SITA may agree, to transfer the Network.

The transfer of a given local network includes the transfer of network employees to maintain the Network and assets. To the extent commercially and legally possible, we will employ such staff with contractual and statutory terms of employment comparable to their existing contracts, although we have reserved the right to determine subsequent terms and conditions of employment. We will purchase the assets at the net book value of those assets at the time of transfer.

In cases in which the advance transfer of certain aspects of the Network would, without any detriment to SITA, improve our status in respect of any relevant regulatory requirements or would be commercially beneficial to us, the Transition Agreement permits the partial, advance transfer of network resources, assets, and staff.

Prior to the transfer of a network, we must meet all requisite legal and regulatory conditions, and we must establish the capability to operate the Network.

Access to the Global Network. To enable SITA to continue to provide services to the air transport community, the Transition and Management Agreement provides for the execution of a local network access arrangement on a country by country basis detailing SITA’s rights of access to our global network. We have agreed to provide SITA with policies, procedures and instructions relating to its access to and use of our global Network, and we have agreed to indemnify and hold SITA harmless for certain losses incurred in respect of actions performed under this arrangement or in compliance with the policies and procedures provided by us.

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

IT Transition. The new arrangements require the separation of our and SITA’s IT infrastructures and systems. Nonetheless, in certain respects, the compatibility of those systems and their ability to interface with each other must remain intact. We established with SITA a joint IT taskforce to ensure the efficient and harmonious transition of information technology. With the exception of the voice separation project, which was completed by the end of 2004, the transition project was materially completed in 2003. See “The Voice Services Agreement” at the end of this section.

Purchasing and Procurement Transition. We have agreed to provide SITA with policies, procedures, and instructions relating to the purchase and procurement necessary to support in-country network operations (ICNO). We bear the cost of providing purchasing and procurement support to SITA, and reimburse SITA’s costs of supporting ICNO purchasing and procurement.

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

SITA In-Country Network Operations Costs. We have agreed to fund SITA for all of the costs it incurs in the course of performing the in-country network operations (which we called the SITA ICNO costs). SITA provides us, on a monthly basis, with a statement of the costs, including various costs relating to the Network and its assets, staff required to maintain the Network, as well as costs associated with the use of premises and other incidental costs relating to the in-country network operations. We may in good faith, dispute any amount by providing written explanation of the dispute to SITA. Costs relating to the in-country operations incurred prior to July 1, 2001, the effective date of the Transition Agreement, were accounted for under separate accounts and were shared by us and SITA in accordance with the cost sharing ratios applicable under the preexisting Joint Venture Agreement; provided, however, that any such costs not identified until after the date fourteen (14) days prior to SITA’s cut off date for the acceptance of audit adjustments for calendar year 2001 will be deemed to be SITA ICNO costs.

Reimbursement of Restructuring Costs and Material Financial Detriment Costs

Restructuring Costs. Subject to certain limitations, we have agreed to reimburse SITA for costs and expenses it incurs in connection with the transfer or partial transfer of a Network, costs, and expenses incurred by SITA in connection with the IT Transition and costs relating to the transactions necessary to complete the transfer of a local network operation. These costs do not include the costs relating to the reasonable tax, legal and other agreed fees of external advisors incurred by SITA or us to complete the network transfer.

Material Financial Detriment Costs. Subject to certain limitations, we have agreed to reimburse SITA for losses incurred within five years of and due to the transfer of a Network. Such reimbursement, however, is due for a given five year period after the transfer of a Network only at such time as, with respect to any 12 month period after the transfer, a threshold of 10% of the budgeted costs being transferred has been reached. With respect to the transfers of Networks that do not exceed the applicable threshold, such transfers are aggregated, and we have agreed to reimburse SITA for costs it incurs in excess of 5% of the budgeted costs being transferred.

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

The Voice Services Agreement

Please refer to “Item 7. Major Shareholders and Related Party Transactions” for the specific terms of the Voice Services Agreement.

The Agreement to Sell Radianz to Reuters

In November 2004, we entered into an agreement to sell to Reuters for $110 million our 49 percent equity stake in Radianz, our joint venture with Reuters to provide extranet and related telecommunications services to the financial community.

The Combination Agreement With France Telecom

Please refer to “Item 7. Major Shareholders and Related Party Transactions” section for the specific terms of the Combination Agreement.

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

The following summary is based on the tax legislation, published case law and other regulations as applicable on December 31, 2004, without prejudice to any amendments that may be enacted after that date and implemented with or without retroactive effect. The following summary does not address any tax consequences for a holder of shares that could arise as a result of the entering into force of any such proposed legislation.

Netherlands taxation of non-resident holders of shares

General

The summary of certain Netherlands taxes set out in this section, “Netherlands taxation of non-resident holders of shares,’’ only applies to a holder of shares who is a Non-Resident holder of shares.

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

Taxes on income and capital gains

A Non-Resident holder of shares will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by us (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of shares, unless:

•	He derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise other than as an entrepreneur or a shareholder, which enterprise is either managed in The Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands, the shares being attributable to that enterprise; or

•	He (in the case of an individual) derives benefits from shares that are taxable as benefits from miscellaneous activities in The Netherlands (resultaat uit overige werkzaamheden in Nederland).

A Non-Resident holder of shares may, inter alia, derive benefits from our shares that are taxable as benefits from miscellaneous activities in The Netherlands in the following circumstances:

•	if his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

•	if he makes our shares available or is deemed to make our shares available, legally or in fact, directly or indirectly, to a connected person (verbonden persoon) as described in articles 3.91 and 3.92 of the Netherlands Income Tax Act 2001; or

•	if such activities are performed or deemed to be performed in The Netherlands.

The concept “dividends distributed by us” as used in this section includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions (including, as a rule, consideration for the repurchase of our shares (other than a repurchase as a temporary investment) in excess of the average capital recognized as paid-in for Netherlands dividend withholding tax purposes), and repayments of capital not recognized as paid-in for Netherlands dividend withholding tax purposes;

•	liquidation proceeds and proceeds of redemption of our shares in excess of the average capital recognized as paid-in for Netherlands dividend withholding tax purposes;

•	the par value of shares issued by us to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of capital, recognized as paid-in for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) our general meeting of shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

Dividend withholding tax

Dividends distributed by us to a Non-Resident holder of shares are generally subject to a withholding tax imposed by The Netherlands at a rate of 25%. See the sub-section “Taxes on income and capital gains” for a description of the concept “dividends distributed by us.”

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

Distribution tax

We are subject to a temporary special distribution tax at a rate of 20% to the extent that dividends distributed by us during the period from January 1, 2001 up to and including December 31, 2005 are classified as “excessive.” For purposes of this distribution tax, dividends distributed by us are considered to be “excessive” to the extent that, during a particular calendar year, the total thereof exceeds the highest of the following three amounts:

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

The special distribution tax will not be due if and to the extent the aggregate of dividends distributed by us during the period from January 1, 2001 up to and including December 31, 2005 exceeds the fair market value of the assets at the end of the book year ending on December 31, 2000, net of liabilities and provisions and reduced by the paid-in capital. The special distribution tax will be reduced in proportion to the percentage of the shares that were held, at the time of the “excessive” distribution, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Netherlands Corporate Income Tax Act 1969) holding at least 5% of the nominal paid-in capital, provided such shareholders are resident in The Netherlands, The Netherlands Antilles or Aruba, or in a member state of the EU, or in a country that has concluded a double tax treaty with The Netherlands. In that connection, shares that were held on September 14, 1999 are deemed to have been held on that date during an uninterrupted period of three years. The special distribution tax is not a withholding tax; it is imposed directly on us. Therefore, if it is reduced because certain shareholders own at least 5% of the nominal paid-in capital, we will receive the benefit of the reduction, and it will inure indirectly not only to the shareholders whose shareholdings caused the reduction to apply.

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

United States Taxation

The following is a summary of material U.S. federal income tax considerations relevant to the purchase, ownership, and disposition of the shares by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the shares (a “U.S. holder”). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the shares. In particular, this summary deals only with U.S. holders that will hold the shares as capital assets, and does not address the tax treatment of U.S. holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, securities dealers, investors liable for alternative minimum tax, persons that hold the shares as part of a “synthetic security” or “conversion” transaction or as part of an integrated investment (including a “straddle”) comprised of shares and one or more other positions, persons whose functional currency is not the U.S. dollar, and holders of five percent or more of our voting shares. The summary is based on the U.S.-NL Treaty and the tax laws of the United States and The Netherlands in effect on the date hereof, which are subject to change. Prospective purchasers should consult their own advisors as to the tax consequences of the purchase, ownership, and disposition of the shares in light of their own particular circumstances, including the effect of any state, local, or foreign laws.

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

DOCUMENTS ON DISPLAY

For documents on display, see “Item19. Exhibits”

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our principal market risk arises from our exposure to movements in interest rates and foreign currency exchange rates for our functional currency, the U.S. dollar. We have used derivative financial instruments to reduce exposure to market risks resulting from fluctuations in interest rates and foreign currency exchange rates, but we are currently not party to any interest rate or foreign currency derivatives. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are recorded at their hedged values rather than the spot value.

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

Foreign Exchange Risks

We have a policy intended to protect us against volatility and adverse movements in exchange rates that provides for all material transactional exposures that can be estimated with reasonable certainty to be hedged through the use of natural hedges, or by executing a transaction in the external market. When we have purchased foreign exchange derivatives we have primarily used forward exchange contracts with a term of less than 3 months.

At December 31, 2004, we had no foreign exchange contracts outstanding. Our primary net foreign currency exposures at December 31, 2004 included British pounds and euros. Management does not foresee or expect any significant changes in foreign currency exposure in the near future, although, as we describe above in, “Item 5. Operating and Financial Review and Prospects – Impact of Changes in Exchange Rates,” our results of operations and financial condition can be significantly affected by changes in exchange rates.

We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of derivative financial instruments. We cannot guarantee, however, that our hedging strategies will be effective or that translation losses can be minimized or forecast accurately. See “Forward-Looking Statements.”

Interest Rate Risks

In prior years we have used interest rate caps to manage interest rate risk related to certain borrowings. We had no significant interest rate hedging instruments in effect as of December 31, 2004, as all borrowings outstanding on this date were short-term in nature. The fair value of short-term debt is considered insensitive to interest rate variation, due to its short duration.

The table below provides information about our risk exposure associated with our outstanding debt obligations at December 31, 2004. The fair values included in the table have been based on quoted market values at December 31, 2004. The table presents principal cash flows and related interest rates.

	At December 31, 2004
	Notional Amount	Fair Value
	(U.S. dollars in millions, except percentages)
Debt – short term
Variable rate (Brazilian real)	$0.2	$0.2
Average interest rate	18.50%	18.50%

Item 12. Description of Securities Other than Equity Securities

This item is not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

Item 15. Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed by our management to ensure that the material financial and non-financial information required to be disclosed in the Annual Report on Form 20-F and periodic reports on Form 6-K, and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2004.

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

Item 16C. Principal Accountant Fees and Services.

Audit Fees

Our principal accountant, Deloitte & Touche LLP provided audit services to us. We paid Deloitte & Touche LLP $5,950,000 and $8,138,000 in 2003 and 2004 respectively.

Audit Related Fees

We did not purchase any audit related services in 2003 or 2004 from our principal accountant.

Tax Fees

We did not purchase any tax related services in 2003 or 2004 from our principal accountant.

All Other Fees

We did not purchase any other services from our principal accountant in 2003 or 2004.

PART III

Item 17. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Financial Statement Schedule are filed as part of this annual report.

Item 18. Financial Statements

The registrant has responded to Item 17 in lieu of responding to this Item.

Item 19. Exhibits

The exhibits listed in the accompanying index are filed or incorporated by reference as part of this annual report

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Equant N.V.

By:	/s/ Charles Dehelly

Name: Charles Dehelly
Title: Managing Director
Dated: May 23, 2004

EXHIBIT INDEX

1	·	Articles of Association entered into on June 29, 2001 (Incorporated by reference to our Annual Report on Form 20-F filed with the commission July 01, 2002)
2 (a)	·	February 9, 2005 Credit Facility Agreement between France Telecom and Equant N.V.
	·	Equant’s Shareholders’ Circular filed April 25, 2005 (Incorporated by reference to 6-K filed April 25, 2005)
4(a)	·	February 9, 2005 Combination Agreement between France Telecom and Equant N.V. (Incorporated by reference to 6-K
	·	filed February 16, 2005) Redacted copies of the Contribution Agreement (Incorporated by reference to Exhibit No. 4.1 to our Annual Report on Form 20-F filed with the Commission on July 1, 2002)
	·	Redacted copies of the Strategic Relationship Umbrella Agreement (Incorporated by reference to Exhibit No. 4.3 to our Annual Report on Form 20-F filed with the Commission on July 1, 2002)
	·	Redacted copies of the Transition and Management Agreement (Incorporated by reference to Exhibit No. 4.5 to our Annual Report on Form 20-F filed with the Commission on July 1, 2002)
	·	Redacted copies of the Umbrella Agreement for Switched Voice Services*
4(b)	·	Severance Agreement of Daniel Caclin
	·	Severance Agreement of Howard Ford
	·	Dutch and French Employment Agreement of Charles Dehelly
	·	Dutch and French Employment Agreement of Hervé Kauffmann
	·	Dutch and French Employment Agreement of Yves Guillaumot
12	·	Certifications of Principal Executive Officer And Principal Financial Officer.

*	Pursuant to a request for Confidential Treatment under Rule 24b-2 of the Securities and Exchange Act of 1934, as amended, confidential portions have been omitted and filed separately with the Commission.

Equant N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Equant N.V.

We have audited the accompanying consolidated balance sheets of Equant N.V. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Equant N.V. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the two years then ended, in conformity with accounting principles generally accepted in France.

As discussed in Note 3 to the consolidated financial statements, in 2004 the Company changed its basis for accounting for pensions to conform to Recommendation 2003-r-01.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

Deloitte & Touche LLP
London, England

February 9, 2005 except for Note 30 as to which the date is March 23, 2005

Report of the Independent Auditors

Auditors’ Report to the Supervisory Board and Shareholders of Equant N.V.

We have audited the accompanying consolidated balance sheet of Equant N.V. and its subsidiaries (the Company) at December 31, 2002 and the related consolidated statement of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equant N.V. and its subsidiaries at December 31, 2002 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected shareholders’ equity as of December 31, 2002 and net loss for the years then ended to the extent summarized in Note 30 to the consolidated financial statements.

Ernst & Young LLP	PricewaterhouseCoopers LLP
London, United Kingdom	London, United Kingdom
February 28, 2003	February 28, 2003

Equant N.V.
Consolidated Statements of Operations
(U.S. dollars in millions, except per share data, unless otherwise stated)

			Years ended December 31
	Note		2002		2003		2004
Sales of services and products	25,26		$2,973.1		$2,948.9		$2,913.9

Cost of services and products sold	25		(2,269.9)		(2,174.4)		(2,365.9)
Other operating income	25		196.1		142.4		132.8

Gross profit			899.3		916.9		680.8

Selling, general and administrative expenses			(707.3)		(625.3)		(548.5)

Operating result before depreciation, amortization, share plans and restructuring and integration			192.0		291.6		132.3

Depreciation and amortization, excluding goodwill	11		(487.7)		(482.4)		(472.5)
Share plans	23		9.9		—		—
Restructuring and integration	7		(98.1)		(85.1)		(34.8)

Operating loss			(383.9)		(275.9)		(375.0)

Financial income/(charges)	8		13.3		(21.7)		9.5
Income taxes	9		(11.9)		(17.0)		0.1
Equity share in (loss)/gain of affiliate	12		(27.3)		(40.6)		5.8
Profit on disposal of affiliate	12		—		—		90.1
Other non-operating charges, net	5		(0.3)		(0.9)		(4.8)

Net loss before minority interests and goodwill amortization			(410.1)		(356.1)		(274.3)

Goodwill amortization	10		(24.1)		—		—
Exceptional amortization of goodwill	10		(154.8)		—		—
Minority interests	21		(0.7)		(0.1)		0.1

Net loss			$(589.7)		$(356.2)		$(274.2)

Per share data - basic and diluted
Net loss per share		U.S.	$(2.01)	U.S.	$(1.22)	U.S.	$(0.94)

Basic weighted average number of shares (thousands)	4		292,706		292,729		292,904

The accompanying notes are an integral part of these Consolidated Financial Statements.

Equant N.V.
Consolidated Balance Sheets
(U.S. dollars in millions)

		At December 31
	Note	2002	2003	2004
ASSETS
Goodwill and other intangible assets	10	$—	$—	$—
Long-lived assets, plant property and equipment, net	11	1,154.4	1,030.8	842.3
Long-lived assets, indefeasable rights of use, net	11	151.9	139.2	128.8
Investments accounted for under the equity method	12	101.4	59.1	—
Investments accounted at cost	12	5.1	5.1	5.1
Long-term lease receivables	15, 18	4.6	4.9	5.0
Other non-current assets		47.1	56.8	40.1

Total non-current assets		1,464.5	1,295.9	1,021.3

Inventories	13	17.1	14.5	13.4
Trade accounts receivable from related parties	14, 25	581.5	448.3	345.4
Trade accounts receivable, other	14	422.9	354.6	313.4
Short-term lease receivables	15	13.7	3.6	2.2
Deferred income taxes	9	—	8.0	—
Sales and other taxes recoverable		115.0	148.2	171.2
Other current assets and prepaid costs		127.3	106.8	132.2
Short-term loan to France Telecom	2, 25	—	150.0	—
Cash and cash equivalents	2	452.2	330.1	404.4

Total current assets		1,729.7	1,564.1	1,382.2

Total assets		$3,194.2	$2,860.0	$2,403.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Ordinary shares	22	$3.2	$3.2	$3.2
Convertible preference shares	22	0.1	0.1	0.1
Additional paid-in capital		2,912.4	2,912.5	2,915.3
Accumulated deficit		(524.6)	(1,114.3)	(1,508.5)
Net loss for the year		(589.7)	(356.2)	(274.2)
Statutory reserves	22	0.8	0.8	0.8
Cumulative foreign currency translation adjustment		(24.9)	82.5	102.8

Total shareholders’ equity		1,777.3	1,528.6	1,239.5

Minority interests	21	0.7	0.5	0.3

Provisions for liabilities and charges	19	39.8	70.9	107.9
Long-term capital leases, less current portion	16, 18	0.7	0.2	—
Other non-current liabilities	20	83.9	70.1	18.6

Total non-current liabilities		124.4	141.2	126.5

Bank loans and overdrafts	2, 16	7.0	1.0	0.2
Current portion of capital leases	16	0.5	0.3	0.2
Trade accounts payable to related parties	25	344.6	280.6	138.3
Trade accounts payable, other		303.0	272.0	212.7
Accrued liabilities		220.8	176.8	217.2
Deferred income		78.3	79.4	131.0
Employee liabilities		84.0	150.1	130.5
Taxation liabilities		134.8	162.3	152.9
Other current liabilities		89.9	43.9	17.5
Short-term provisions	19	28.9	23.3	36.7

Total current liabilities		1,291.8	1,189.7	1,037.2

Total liabilities and Shareholders’ equity		$3,194.2	$2,860.0	$2,403.5

The Consolidated Balance Sheet is stated before allocation of the Net loss for the year.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Equant N.V.
Consolidated Statements of Cash Flows
(U.S. dollars in millions)

		Years ended December 31
	Note	2002	2003	2004
OPERATING ACTIVITIES
Net loss		$(589.7)	$(356.2)	$(274.2)
Adjustments to reconcile net loss to net cash provided by operating activities
Minority interests	21	0.7	0.1	(0.1)
Impairment of long-lived assets and disposals	11	—	3.9	5.5
Depreciation and amortization	10, 11	666.6	482.4	472.5
Share plans	23	(0.1)	—	—
Restructuring asset write off	7	74.2	40.7	—
Movement on provisions	19	—	25.5	46.4
Changes in allowances for doubtful accounts	14	—	(21.6)	(25.1)
Profit on disposal of affiliate	12	—	—	(90.1)
Write back of investments accounted at cost	12	(0.3)	—	—
Equity in loss/(gain) of affiliate	12	27.3	40.6	(5.8)
Deferred income taxes	9	—	(8.0)	8.0

Net cash provided by operating activities before changes in operating assets and liabilities		178.7	207.4	137.1
Changes in operating assets and liabilities		204.4	105.0	(83.5)

Net cash flows provided by operating activities		383.1	312.4	53.6
INVESTING ACTIVITIES
Purchase of property, plant and equipment	11	(332.3)	(234.0)	(227.6)
Purchase of indefeasable rights of use (IRUs)	11	(36.9)	(46.1)	(7.6)
Proceeds on disposal of affiliate	12	—	—	110.0
Net cash effect of acquisitions	21	—	(2.3)	—
Proceeds from disposal of investments accounted at cost	12	1.4	—	—

Net cash used in investing activities		(367.8)	(282.4)	(125.2)
FINANCING ACTIVITIES
Proceeds from issuance of shares	23	—	—	2.9
Short-term loan to France Telecom	2, 25	—	(150.0)	150.0
Decrease in bank loans and overdrafts	16	(2.2)	(6.0)	(0.8)
Decrease in capital leases	16	(2.4)	(0.7)	(0.3)
France Telecom reimbursement under Contribution Agreement	1	18.0	—	—
Proceeds from the settlement of foreign exchange contracts	8	37.0	—	—

Net cash provided by / (used in) financing activities		50.4	(156.7)	151.8
Effect of changes in exchange rates on cash and cash equivalents		0.7	4.6	(5.9)

Increase / (decrease) in cash and cash equivalents		66.4	(122.1)	74.3
Cash and cash equivalents at beginning of the year		385.8	452.2	330.1

Cash and cash equivalents at end of the year		$452.2	$330.1	$404.4

The table below provides supplemental cash flow information:

	Years ended December 31
	2002	2003	2004
Income taxes paid	$(18.2)	$(3.7)	$(39.0)
Interest paid	$(0.4)	$(4.0)	$(8.5)
Interest received	$7.1	$6.7	$9.8
Cash spent on restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$(134.5)	$(125.6)	$(5.7)
France Telecom reimbursement of restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$140.9	$145.3	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Equant N.V.
Consolidated Statements of Shareholders’ Equity
(U.S. dollars in millions, unless otherwise stated)

								Cumulative
								foreign
			Ordinary and	Additional		Net profit /		currency	Total
		Number of	preference	paid-in	Accumulated	(loss) for	Statutory	translation	Shareholders’
	Notes	shares	shares	capital	deficit	year	reserves	adjustment	Equity

Balance at December 31, 2001		292,704,149	$3.3	$2,912.4	$(148.2)	$(376.4)	$0.8	$(114.4)	$2,277.5

Transfer of prior year result		—	—	—	(376.4)	376.4	—	—	—
Net loss for the year 2002		—	—	—	—	(589.7)	—	—	(589.7)
Exercise of stock options	23	4,908	—	—	—	—	—	—	—
Unrealized translation adjustments		—	—	—	—	—	—	89.5	89.5

Balance at December 31, 2002		292,709,057	$3.3	$2,912.4	$(524.6)	$(589.7)	$0.8	$(24.9)	$1,777.3

Transfer of prior year result		—	—	—	(589.7)	589.7	—	—	—
Net loss for the year 2003		—	—	—	—	(356.2)	—	—	(356.2)
Exercise of stock options	23	33,340	—	0.1	—	—	—	—	0.1
Exercise of restricted shares	23	71,367	—	—	—	—	—	—	—
Unrealized translation adjustments		—	—	—	—	—	—	107.4	107.4

Balance at December 31, 2003		292,813,764	$3.3	$2,912.5	$(1,114.3)	$(356.2)	$0.8	$82.5	$1,528.6

Transfer of prior year result		—	—	—	(356.2)	356.2	—	—	—
Net loss for the year 2004		—	—	—	—	(274.2)	—	—	(274.2)
Exercise of stock options	23	103,704	—	2.8	—	—	—	—	2.8
Exercise of restricted shares	23	9,413	—	—	—	—	—	—	—
Pension adjustment - CNC Recommendation 2003-01	17	—	—	—	(38.0)	—	—	—	(38.0)
Unrealized translation adjustments		—	—	—	—	—	—	20.3	20.3

Balance at December 31, 2004		292,926,881	$3.3	$2,915.3	$(1,508.5)	$(274.2)	$0.8	$102.8	$1,239.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

1. Organization and Description of Business

Equant N.V. (the ‘Company’ or ‘Equant’) has its statutory seat in Amsterdam, The Netherlands, and is a recognized industry leader in global communications services for multinational corporations. Equant combines its network expertise, including unmatched seamless network reach in 220 countries and territories, and local support in approximately 165 countries, with its expanded services capabilities to provide global, integrated and customized communications services that enable its customers’ key business processes. Equant serves thousands of the world’s top companies, with the industry’s most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by over 1,000 global businesses today.

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

France Telecom Transactions

In November 2000, the Foundation, then the largest shareholder of the Company, announced that its Board had entered into a Share Purchase Agreement (the ‘Share Purchase Agreement’) with France Telecom S.A. (‘France Telecom’) to sell its entire shareholding of approximately 68 million ordinary shares in Equant for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share. France Telecom would also acquire ten million new Equant convertible preference shares for $1 billion in cash. Additionally, France Telecom would issue to the Company’s public shareholders one Contingent Value Right (‘CVR’) in respect of each Equant ordinary share held by the Company’s shareholders. A CVR entitled shareholders, except France Telecom and the Foundation, to receive up to €15.00 in cash per CVR held immediately following the third anniversary of the closing of these transactions, depending upon the market price of Equant ordinary shares at that time. France Telecom paid the holders of the CVRs €15.00 in cash in July 2004.

Concurrent with this announcement, and subject to completion of the Share Purchase Agreement, the Company announced that its Board had approved a Contribution Agreement (the ‘Contribution Agreement’) with France Telecom and Atlas Telecommunications S.A. (‘Atlas’) - a wholly-owned subsidiary of France Telecom and holding company for both Global One Communications Holdings B.V. and Global One Communications World Holdings B.V. (collectively referred to as ‘Global One’). Pursuant to the Contribution Agreement, Equant would acquire 100% of the share capital of Global One from Atlas in exchange for 80,617,348 newly issued Equant ordinary shares. In addition, the Company also announced that it had entered into an agreement with France Telecom and SITA to replace the Company’s joint venture with SITA with a new agreement whereby, among other things, the Company would assume operational management of the network of SITA Equant S.C. (the ‘SITA Equant network Joint Venture’).

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Under the Contribution Agreement, the Calling Card and Voice Carrier Services of Global One were to be transferred out of Global One to France Telecom within twelve months of completion of the transactions described above. During the year ended December 31, 2003, the Company negotiated an agreement with France Telecom to continue to provide these services on behalf of France Telecom (see ‘Calling cards and voice carrier services’ in Note 25). During the year ended December 31, 2004, the Company negotiated an agreement to retain ownership of the Voice network assets (see ‘Switch Voice Services’ Note 25).

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

‘Operating free cash flow’, which the Company defines as ‘Operating result before depreciation, amortization, share plans and restructuring and integration’, less capital expenditures is set out below:

	Years ended December 31
	2002	2003	2004
Operating result before depreciation, amortization, share plans and restructuring and integration	$192.0	$291.6	$132.3
Purchase of property, plant and equipment	(332.3)	(234.0)	(227.6)
Purchase of IRUs	(36.9)	(46.1)	(7.6)

Operating free cash flow	$(177.2)	$11.5	$(102.9)

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

The Company defines ‘Net cash and loans’ as the total of ‘Cash and cash equivalents’ and ‘Short-term loan to France Telecom’ less ‘Bank loans and overdrafts’, and these are set out below:

	At December 31
	2002	2003	2004
Cash and cash equivalents	$452.2	$330.1	$404.4
Short-term loan to France Telecom	—	150.0	—
Bank loans and overdrafts	(7.0)	(1.0)	(0.2)

Net cash and loans	$445.2	$479.1	$404.2

Included in cash and cash equivalents were amounts deposited with France Telecom of $307.8, $138.2 and $289.0 at December 31, 2002, 2003 and 2004, respectively. The amounts deposited with France Telecom are available to the Company on demand.

The Company has available a $50.0 treasury management agreement with France Telecom which is automatically renewed each year end, and a $250.0 revolving credit facility that was entered into with France Telecom in February 2005 (see Notes 16 and 28).

Of the Company’s total Cash and Cash Equivalents at December 31, 2002, 2003 and 2004, $3.5, $4.3 and $5.3, respectively, related to restricted cash. These amounts relate primarily to commitments to third parties for facility rental agreements.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

3. Significant Accounting Policies

Basis of Preparation

The Company is registered in the Netherlands. As allowed under article 362.1, Part 9 of Book 2 of The Netherlands Civil Code (‘Dutch regulations’), the Company has adopted accounting principles generally accepted in France (‘French GAAP’). The Company’s statutory accounts are filed with the Amsterdam Chamber of Commerce and include additional supplemental disclosures, where required by Dutch regulations.

These Consolidated Financial Statements have been prepared in accordance with French GAAP and Rule 99-02 of the Comité de la Réglementation Comptable (‘CRC’) and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Management considers that its cash resources and the commitments from France Telecom at the date of approval of these Consolidated Financial Statements are sufficient to fund its operations for at least twelve months. The Company is investigating its financing options for its long-term business needs. Furthermore, as described in Note 28 , on January 22, 2005, the Company received an offer from France Telecom to purchase all of the assets and liabilities of the group for $1.6 billion (€1.26 billion). If this transaction is completed as planned, the Company will be liquidated after distribution of the disposal proceeds to its Shareholders. The disposal proceeds are in excess of the net book value of the Company’s assets and liabilities. In consideration of the above, the Consolidated Financial Statements have been prepared using principles consistent with the going concern basis of accounting.

Presentation of the Consolidated Financial Statements

Assets and liabilities are classified based on liquidity or maturity dates, with short-term balances (due within one year) shown separately from long-term balances. Unless indicated otherwise, assets and liabilities are stated at face value.

The Consolidated Statements of Operations include additional disclosure of ‘Share plans’ and ‘Restructuring and integration’ as separate line items. These additional line items are defined in the accounting policies for ‘Stock-based compensation’ and ‘Restructuring and integration’, respectively. The results arising from discontinued operations are separately disclosed, where applicable, from continuing operations.

The principal accounting policies which, with the exception of the first time application of CNC Recommendation 2003-01 relating to pension obligations, have been applied consistently in all periods presented in these Consolidated Financial Statements, are stated below:

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

Translation of Foreign Currencies

Translation of financial statements of foreign subsidiaries

The functional currency of the Company is U.S. dollars. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income and expense items of subsidiaries that do not have the U.S. dollar as the functional currency are translated at the average exchange rates for the period. Net exchange gains or losses resulting from such translation are included in ‘Cumulative foreign currency translation adjustment’, a component of ‘Shareholders’ equity’.

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

The Company maintains its financial records in U.S. dollars. All amounts stated in these Consolidated Financial Statements are in millions of U.S. dollars unless otherwise stated, or prefixed ‘U.S.$’ in which case the amounts stated are single units. Approximately 65% of the Company’s revenues were accounted for in U.S. dollars in 2004.

Revenue Recognition

Revenue is recognized when there is persuasive evidence of an arrangement, delivery of products has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured.

The Company frequently enters into bundled service contracts with customers. The Company accounts for these contracts by considering if there are multiple deliverable elements in the contracts and whether the delivered elements have a standalone value and the undelivered elements have an objective and reliable evidence of the fair value. If these two conditions are met, then each element is recognized based on the revenue recognition guidance specific to that element. If elements may not be separated, application of revenue recognition criteria would be applied to the combined elements.

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

Equant utilizes the network capacity of other organizations to provide service to its customers and recognizes these network costs within ‘Cost of services and products sold’. The related billing to customers is recorded as ‘Sales of services and products’.

Sales of Products

Sales of products, which are generally purchased from equipment providers, are recognized upon delivery and acceptance by the end customer.

Other Operating Income

Certain costs are incurred on behalf of affiliates of France Telecom (the ‘affiliates’) in respect of network and ancillary support. These costs are incurred by Equant in those locations where France Telecom does not have local infrastructure and are recharged to the affiliates in accordance with contractual agreements. This reimbursement of costs incurred is recorded as ‘Other operating income’.

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

A restructuring cost is recognized when the appropriate level of management has committed to an exit plan and it has been publicly announced, specifying the business concerned, locations and employees affected, estimated related costs and the timing of plan implementation.

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

Trade Accounts Receivable

Trade accounts receivable are reduced to expected recoverable amounts by credit note provisions and allowances for doubtful accounts. These provisions and allowances are based on an individual or statistical assessment of non-recoverability.

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

Goodwill is subject to an impairment review when events or circumstances occur indicating that an impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition. The need to recognize an impairment is assessed with reference to cash flows arising from the economic and operating assumptions used by the management of the Company. The impairment charge is recorded as exceptional amortization of goodwill. Impairment, where necessary, is recorded as the difference between book value and fair value. Fair value is determined based on estimates of future cash flows discounted at appropriate rates and on publicly available information, where appropriate. In the assessment of discounted future cashflows the following data is used: management plans for a five to ten year period, a terminal value at the end of this period assuming an inflationary perpetual growth rate, and a discount rate selected with reference to the Company’s cost of capital.

Earnings for acquired companies are included for the period subsequent to the acquisition date.

Long-lived Assets

Long-lived assets consist of ‘Indefeasible rights of use’ (IRUs) and ‘Property, plant & equipment’.

An IRU is a right to use a specified amount of capacity on specific fiber optic cables and related equipment for a specified time period. IRUs are capitalized as part of long-lived assets if the Company has the right to use the total capacity from the specific underlying assets (specific fibers or wavelengths) and if the IRU lease term is greater than 75% of the estimated economic life of the underlying asset. IRUs are amortized over the shorter of ten years or the contract term. IRUs that do not meet these criteria are accounted for as service contracts.

Long-lived assets are stated at historical cost less depreciation and amortization, calculated on a straight-line base over the expected useful lives of the relevant assets. Asset lives are reviewed on an annual basis, or upon occurrence of events or changes in circumstances indicating that the asset life may be reduced, and adjusted as necessary. Major renewals and improvements are capitalized while maintenance and repairs are expensed when incurred.

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

Equant develops internal use software, which is defined as software acquired or internally developed or modified solely to meet the internal needs of Equant. Equant also capitalizes network development activities. Internal and external costs incurred during the preliminary project stage are expensed as incurred. Capitalization of such costs begins upon completion of the preliminary project stage and upon management’s authorization and commitment to fund the project, and capitalization ceases at the point at which the project is substantially complete and ready for its

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

intended use. Internal and external costs for data conversion, training and maintenance are expensed as incurred, and overhead costs are not capitalized.

Long-lived assets are reviewed for impairment on a collective basis since there is no lower level of identifiable cash flows that is independent from other assets and liabilities in the Company below the single operating segment level, because long-lived assets are used throughout the geographic regions to generate cash flows jointly due to the nature of the network service revenues, which require traffic to be carried between the various regions.

Long-lived assets are written down when, as a result of events or changes in circumstances, their Recoverable Value appears to be permanently less than their carrying value. Such events or circumstances include significant declines, other than temporary, in the market price of our ordinary shares, difficult market conditions in the telecommunications sector that are not expected to be of a short-term duration and the receipt of notification from capacity suppliers that they are no longer able to honor their contractual commitments to provide capacity. Recoverable Value is the higher of net selling price and value in use.

For assets to be held and used, the need for impairment is principally determined by comparing their carrying value with fair value. Fair value is determined by reference to the higher of Recoverable value and the discounted future cash flows that are expected to be generated based upon management’s expectations of future economic and operating conditions. At the time such evaluations indicate that future cash flows are insufficient to recover the carrying value of such assets, the assets are adjusted to their fair value. The write down is recorded as accelerated depreciation, or as a restructuring and integration expense if appropriate based on the accounting policy above.

Assets to be disposed of are written down to their fair value, less costs of disposal, when such value is lower than their carrying value.

Other Investments

Other investments consist of ‘Investments accounted for under the equity method’ and ‘Investments accounted at cost’. Under the equity method, the investment is initially recorded at Equant’s share of the net assets of the affiliate and is increased or decreased by Equant’s proportionate share of the entity’s respective profits or losses. The difference between the cost of the investment and Equant’s share of net assets at the date of acquisition is recorded as goodwill. Dividends received from these investees reduce the carrying value of the investments.

Investments that are less than 20% owned, or where Equant does not have significant influence, are stated at cost.

Provisions for impairment in value of other investments are recognized where the recoverable amount is lower than cost. Assets to be disposed of are written down to their fair value, less costs of disposal, when such value is lower than their carrying value.

The gain or loss on disposal is calculated as the difference between the carrying value of the investment and proceeds, less costs of disposal.

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

The Company adopted CNC Recommendation 2003-01 with effect from January 1, 2004. The application of the rule resulted in a charge to the Consolidated Statement of Operations of $3.9 and a further $38.0 charge to Shareholders’ equity (see Note 17).

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

Forward exchange contracts are used to mitigate exposures to currency fluctuations on certain short-term transactions generally denominated in currencies other than the Company’s functional currency. These contracts are marked to market at the balance sheet date, and the resultant unrealized gains and losses are recorded in ‘Financial (charges) / income’, together with realized gains and losses arising on settlement of these contracts.

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

First Time Application of Accounting Standards

CRC Standard 04-03 of May 4, 2004

The Financial Security Law (“Loi de Sécurité Financière”) of August 1, 2003 includes an accounting provision that eliminates the requirement of owning shares in a controlled company in order for the company to be consolidated. This accounting provision amended the provisions of CRC Standard 04-03, which was applicable from January 1, 2004. The application of the rule at December 31, 2004 did not have any impact on Net income or Shareholders’ equity.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Recommendation 2003-R.01 of April 1, 2003

Recommendation 2003-R.01 of April 1, 2003 of the French National Accounting Board (“Conseil National de la Comptabilité” — CNC) relating to the rules for accounting for and the measurement of pension obligations and similar benefits and CNC statement of July 22, 2004 specifying terms and conditions for first time application.

This Recommendation establishes rules relating to the accounting treatment and measurement of pension obligations and is applicable from January 1, 2004. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. The Company adopted CNC Recommendation 2003-01 with effect from January 1, 2004. The application of the rule resulted in a charge to the Consolidated Statement of Operations of $3.9 and a further $38.0 charge to Shareholders’ equity (see Note 17).

Comité d’Urgence Opinion 2004-F of October 13, 2004, relating to the accounting treatment of individual rights to training (“Droit individuel à la formation” – DIF)

This Opinion considers expenditure incurred in respect of employees’ individual rights to training as consideration for employees’ future, and not past, services, and therefore as a short-term obligation under the CRC Standard on liabilities. As a result, where an agreement has been reached between the Company and the employee on a forthcoming training schedule, any expenditure incurred in this respect is recorded as a current expense, and no provision is recognized.

In certain limited cases, such as a claim for individual training leave , resignation or dismissal, where these expenses cannot be treated as consideration for future services, a provision is recognized in the related period as soon as the obligation towards the employee becomes more probable than not in accordance with the CRC Standard on liabilities.

The application of the rule at December 31, 2004 did not have any material impact on Net income or Shareholders’ equity

Volume-based or time-based incentives and loyalty programs

Comité d’Urgence Opinion 2004-E of October 13, 2004 relating to the accounting treatment of volume-based or time-based sales incentives (rebates, free or discounted goods and services) granted by companies to their customers. This Opinion, effective immediately, sets out the rules for accounting for volume-based or time-based incentives (rebates, free or discounted goods and services) granted by companies to their customers. The scope of this Opinion includes sales incentives based either on time or volume which grant benefits to be redeemed in the future by the customer. The nature of the award can either be a reduction of price or a free product or service.

The application of the rule at December 31, 2004 did not have any material impact on Net income or Shareholders’ equity.

Standards Applicable from January 1, 2005

The following CRC Standards, set for first-time application on January 1, 2005, were drawn up with the aim of harmonizing French accounting standards with International Financial Reporting Standards (IFRS). As the France Telecom Group will publish its consolidated financial statements under IFRS from January 1, 2005, the Company did not choose an early application of these standards.

CRC Standard 04-06 of November 23, 2004 relating to the definition, accounting treatment and measurement of assets.

This Standard endorses the provisions of CNC Opinion 2004-15 of June 23, 2004 relating to the definition, accounting treatment and measurement of assets. This Opinion was drawn up with a view to bringing French accounting standards into line with IFRS (IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets, IAS 2 Inventories and IAS 23 Borrowing Costs).

CRC Standard 02-10 of December 12, 2002 on depreciation, amortization and impairment of assets

This Standard redefines the notions of depreciation, amortization and impairment and indicates the circumstances when an impairment test should be performed on property, plant and equipment and intangible assets.

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

The impact of unexercised stock options on the diluted weighted average number of ordinary shares outstanding amounted to 7,015,034, 8,144,234 and 8,245,463 for the years ended December 31, 2002, 2003 and 2004, respectively. These amounts were not included in the diluted earnings per share calculations in 2002, 2003 and 2004, as they would have been anti-dilutive.

5. Other Non-Operating Charges

Set out below is an analysis of Other Non-Operating income/(charges):

	Years ended December 31
	2002	2003	2004
Reversal of provision for investments accounted for at cost (see Note 12)	$0.3	$—	$—
Employee profit sharing (charge)/credit (Note 25)	(0.6)	(0.9)	0.8
Pension charge (see Note 17)	—	—	(3.9)
Charge for FT employee share purchase scheme (Note 25)	—	—	(1.7)

	$(0.3)	$(0.9)	$(4.8)

6. Personnel Costs and Staff Numbers

Set out below is an analysis of personnel costs:

	Years ended December 31
	2002	2003	2004
Salaries and wages	$671.6	$692.3	$710.1
Social security contributions	117.1	117.4	106.4
Pension costs (Note 17)	24.2	34.8	58.0

	812.9	844.5	874.5
Temporary staff	104.1	51.8	46.9

	$917.0	$896.3	$921.4

Set out below is an analysis of permanent employees by function:

	At December 31
	2002	2003	2004
Direct	6,405	5,936	6,235
Selling, general and administrative	3,727	3,611	3,078

	10,132	9,547	9,313

Included in the above personnel costs and staff numbers are amounts for people working on behalf of Equant, but legally employed by SITA.

Equant N.V.
Notes to the Consolidated Financial Statements

(U.S. dollars in millions, unless otherwise stated)

7. Restructuring and Integration

Restructuring and integration charges / (income) comprise:

	Years ended December 31
	2002	2003	2004
Restructuring and integration of Equant, Global One and SITA Equant network Joint Venture	$193.3	$191.6	$5.7
Strategic reorganisation	—	6.1	29.1
Other	(0.8)	—	—

	192.5	197.7	34.8
Reimbursement due from France Telecom	(94.4)	(112.6)	—

Total Restructuring and integration	$98.1	$85.1	$34.8

Restructuring	$65.1	$123.7	$29.1
Integration	127.4	74.0	5.7

Total Restructuring and integration	$192.5	$197.7	$34.8

The nature of restructuring and integration costs incurred during the years ended December 31, 2002, 2003 and 2004 as a result of these transactions and the provision movement comprises:

	Liability at				Liability at
	December		Reserves		December
	31, 2001	Additions	Utilized	Other	31, 2002
Employee termination	$8.4	$43.9	$(35.7)	$—	$16.6
Write-down of assets	—	74.2	—	(74.2)	—
Integration teams	—	24.9	(24.9)	—	—
Lease exit costs	25.4	32.2	(35.0)	—	22.6
Critical staff retention plan	—	3.8	(3.8)	—	—
Legal, consulting and other	—	13.5	(13.5)	—	—

	$33.8	$192.5	$(112.9)	$(74.2)	$39.2

Short-term provisions	$11.2	$160.3	$(79.6)	$(74.2)	$17.7
Long-term provisions	22.6	32.2	(33.3)	—	21.5

	$33.8	$192.5	$(112.9)	$(74.2)	$39.2

	Liability at				Liability at
	December		Reserves		December
	31, 2002	Additions	Utilized	Other	31, 2003
Employee termination	$16.6	$62.8	$(65.8)	$—	$13.6
Write-down of assets	—	40.7	—	(40.7)	—
Integration teams	—	26.1	(26.1)	—	—
Lease exit costs	22.6	59.6	(31.3)	—	50.9
Legal, consulting and other	—	8.5	(8.5)	—	—

	$39.2	$197.7	$(131.7)	$(40.7)	$64.5

Short-term provisions	$17.7	$137.0	$(95.9)	$(40.7)	$18.1
Long-term provisions	21.5	60.7	(35.8)	—	46.4

	$39.2	$197.7	$(131.7)	$(40.7)	$64.5

	Liability at				Liability at
	December		Reserves		December
	31, 2003	Additions	Utilized	Other	31, 2004
Employee termination	$13.6	$16.8	$(26.0)	$—	$4.4
Intergration teams	—	5.7	(5.7)	—	—
Lease exit costs	50.9	12.3	(10.3)	—	52.9

	$64.5	$34.8	$(42.0)	$—	$57.3

Short-term provisions	$18.1	$—	$(7.7)	$—	$10.4
Long-term provisions	46.4	34.8	(34.3)	—	46.9

	$64.5	$34.8	$(42.0)	$—	$57.3

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

At December 31, 2002, 2003 and 2004, the amounts due for reimbursement by France Telecom but not yet paid amounted to $31.8, $nil and $nil, respectively.

Employee termination costs include severance and contractual benefits determined in accordance with an approved plan, and also the costs for outplacement services, medical and supplemental vacation. In the years ended December 31, 2002 and 2003, the Company identified 1050 and 606 positions to be eliminated, respectively.

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

The Company does not expect to incur further costs to restructure and integrate Equant, Global One and the SITA Equant network Joint Venture, except for the settlement of long-term lease obligations that may be finalized at different amounts to those already expensed.

Strategic Reorganization

During 2003, the Company announced a change of its strategic focus to put additional resources into its integrated services businesses and at the same time reorganized various internal support functions to make them more efficient. These initiatives continued into 2004.

In the year ended December 31, 2003, 80 people had been notified that they would be made redundant as a result of this process and the Company had accrued $6.1 in respect of these costs.

In the year ended December 31, 2004, 163 people had been notified that they would be made redundant as a result of this process and the Company had incurred $16.8 in respect of these costs. As part of these reorganizations, the Company has incurred lease termination costs of $12.3.

Although management has not yet committed to any plans, it is likely that there will be further Strategic Reorganizations in 2005.

Equant N.V.
Notes to the Consolidated Financial Statements

(U.S. dollars in millions, unless otherwise stated)

8. Financial Income / (Charges)

Financial income / (charges) consists of the following:

	Years ended December 31
	2002	2003	2004
Foreign exchange gain / (loss) (Note 18)	$8.2	$(22.0)	$10.7
Interest income	7.1	6.7	9.8
Interest expense	(2.0)	(6.4)	(11.0)

	$13.3	$(21.7)	$9.5

The foreign exchange net (loss) / gain above arises from the foreign exchange exposures on transactions that were not covered by forward contracts.

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

In the years ended December 31, 2002, 2003 and 2004, interest expense included amounts in respect of unwinding the discount on the Radianz commitments (see Note 20) of $1.6, $2.4 and $2.5, respectively. On November 16, 2004, the Company disposed of its investment in Radianz (see Note 12).

9. Income Taxes

The income tax charge / (benefit) consists of the following:

	Years ended December 31
	2002	2003	2004
Current income taxes
The Netherlands	$(0.1)	$—	$—
Other	12.0	25.0	(8.1)

Total current	11.9	25.0	(8.1)
Deferred income taxes
The Netherlands	—	—	—
Other	—	(8.0)	8.0

Total deferred	—	(8.0)	8.0

Total tax charge/(benefit)	$11.9	$17.0	$(0.1)

The source of net loss before minority interests and income taxes for the years ended December 31, 2002, 2003 and 2004, is as follows:

	Years ended December 31
	2002	2003	2004
The Netherlands	$64.5	$88.5	$48.2
Other countries	(641.6)	(427.6)	(322.6)

Net loss before minority interests and income taxes	$(577.1)	$(339.1)	$(274.4)

The tax charge for the year has been reconciled to the standard tax rate applicable in The Netherlands for corporate income. A reconciliation of Equant’s statutory and effective income tax rates for the years ended December 31, 2002, 2003 and 2004, is as follows:

	Years ended December 31
	2002	2003	2004
Statutory rate applicable in The Netherlands	34.5%	34.5%	34.5%
Jurisdictional differences in tax rates	(19.3)%	(29.9)%	(4.8)%
Goodwill write off and amortization	(10.7)%	—	—
Change in valuation allowance	(9.1)%	(18.5)%	(36.4)%
Equity in loss of affiliate	(1.6)%	(4.1)%	0.7%
Non-taxable / deductible items and prior year adjustments	(1.5)%	1.5%	(5.0)%
Disposal of Radianz	—	—	11.0%
Reimbursement of restructuring costs	5.6%	11.5%	—

Effective tax rate	(2.1)%	(5.0)%	(0.0)%

Equant N.V.
Notes to the Consolidated Financial Statements

(U.S. dollars in millions, unless otherwise stated)

Jurisdictional differences in the tax rates have an adverse impact on the effective tax rate due to substantial amounts of book loss arising in countries with tax rates lower than the statutory rate applicable in The Netherlands.

As of January 1, 2004, Equant’s inter-entity pricing method was changed, consistent with its new business strategy, to a residual profit-split method which results in most entities having a share in the Group’s operating profit/loss. For 2004 this has resulted in less losses arising in Ireland, and accordingly the jurisdictional rate effects are reduced but the valuation allowance effects are increased. Changes in valuation allowances have an adverse effect due to the substantial amounts of tax losses arising which are not recognized for deferred tax purposes.

The book profit on the disposal of Radianz is a loss on a historic cost basis but the disposal is a tax-free event due to tax rules on substantial shareholdings.

The deferred tax assets by nature of temporary difference are analyzed as follows:

	Years ended December 31
	2002	2003	2004
Operating losses carried forward	$495.2	$547.0	$691.5
Timing differences relating to fixed assets	32.0	40.7	60.4
Other temporary differences	27.3	45.7	45.2

Total deferred tax asset	554.5	633.4	797.1
Less: valuation allowances	(554.5)	(625.4)	(797.1)

Total deferred tax asset, net	$—	$8.0	$—

Valuation allowances are required to be made against deferred tax assets relating to tax losses and other timing differences unless there is a very high degree of probability that taxable profits will arise in the immediate future against which those deferred tax assets will be used. As at December 31, 2002, deferred tax assets were subject to a 100% valuation allowance.

As at December 31, 2003, most of the deferred tax assets shown above were unlikely to be utilized or reversed against taxable profits in 2004 and therefore were subject to full valuation allowances. However, at the time there was a strong probability that taxable profits would arise in certain countries and accordingly $8.0 of allowances were reversed.

The likelihood of utilization of deferred tax assets was reassessed at December 31, 2004 and accordingly, were subject to a 100% valuation allowance.

Estimated net operating losses carried forward and their expiration dates are as follows:

Expiration period	At December 31,
	2002	2003	2004
1 to 4 years	$117.9	$113.5	$74.0
5 years or longer	378.0	585.4	646.1
No expiry	1,413.2	1,802.2	2,064.5

	$1,909.1	$2,501.1	$2,784.6

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

At December 31, 2004, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries as they are not expected to be remitted in the foreseeable future.

At December 31, 2004, Equant has income taxes prepaid and recoverable of $52.3 of which $14.6 is recoverable in two to five years. These amounts are classified on the Balance Sheet within ‘Sales and other taxes recoverable’.

Equant N.V.
Notes to the Consolidated Financial Statements

(U.S. dollars in millions, unless otherwise stated)

10. Goodwill and Other Intangible Assets

Goodwill and other intangible assets, stated at cost less accumulated amortization, consist of the following:

	At December 31
	2002	2003	2004
	Net book	Net book		Accumulated	Net book
	value	value	Cost	amortization	value
Goodwill	$—	$—	$61.8	$(61.8)	$—
Other intangible assets	—	—	2.9	(2.9)	—

	$—	$—	$64.7	$(64.7)	$—

During the year ended December 31, 2004, the Company disposed of its investment in Radianz, and as a result Cost and Accumulated amortization of goodwill were reduced by $163.3.

An analysis of the cost and accumulated amortization for the years ended December, 31 2002, 2003 and 2004, is set out below:

	At December 31
	2002	2003	2004
Cost	$228.0	$228.0	$64.7
Accumulated amortization	(228.0)	(228.0)	(64.7)

Net book value	$—	$—	$—

Changes in the net book value of goodwill and other intangible assets are as follows:

	At December 31
	2002	2003	2004
Balance at beginning of the year	$180.2	$—	$—
Amortization expense	(24.1)	—	—
Exceptional amortization	(154.8)	—	—
Translation adjustment	(1.3)	—	—

Balance at end of the year	$—	$—	$—

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
Notes to the Consolidated Financial Statements

(U.S. dollars in millions, unless otherwise stated)

11. Long-lived Assets

Long-lived assets are defined as property, plant and equipment and IRUs. Long-lived assets, stated at cost less accumulated depreciation and amortization, consist of the following:

	At December 31
	2002	2003	2004
	Net book	Net book		Accumulated	Net book
	value	value	Cost	depr / amort	value
Owned land and buildings	$1.2	$1.9	$2.4	$(1.6)	$0.8
Leasehold improvements	108.2	101.9	243.6	(162.5)	81.1
Network assets	752.6	634.7	2,502.3	(2,106.1)	396.2
Computer equipment	66.5	49.1	348.6	(319.2)	29.4
Office equipment, furniture and motor vehicles	34.4	24.6	121.5	(110.7)	10.8
Assets in course of construction	64.9	58.1	37.4	—	37.4
Software applications	126.6	160.5	582.2	(295.6)	286.6

Property, plant and equipment	1,154.4	1,030.8	3,838.0	(2,995.7)	842.3
IRUs	151.9	139.2	212.0	(83.2)	128.8

Total long-lived assets	$1,306.3	$1,170.0	$4,050.0	$(3,078.9)	$971.1

An analysis of the cost and accumulated depreciation for the years ended December 31, 2002, 2003 and 2004, is set out below:

	At December 31
	2002	2003	2004
Cost	$3,032.2	$3,469.7	$4,050.0
Accumulated depreciation	(1,725.9)	(2,299.7)	(3,078.9)

Net book value	$1,306.3	$1,170.0	$971.1

Changes in the net book value of long-lived assets are as follows:

	At December 31
	2002	2003	2004
Balance at beginning of the year	$1,390.5	$1,306.3	$1,170.0
Additions of property, plant and equipment	332.3	234.0	227.6
Additions of IRUs	36.9	46.1	7.6
Write downs of assets and disposals	(74.2)	(44.6)	(5.5)
Depreciation of property, plant and equipment	(417.2)	(461.0)	(454.3)
Amortization of IRUs	(70.5)	(21.4)	(18.2)
Translation adjustment	108.5	110.6	43.9

Balance at end of the year	$1,306.3	$1,170.0	$971.1

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

Equant N.V.
Notes to the Consolidated Financial Statements

(U.S. dollars in millions, unless otherwise stated)

Capital Leases

The Company has capital leases on all classes of property, plant and equipment except owned land and buildings, software applications and assets in the course of construction.

The net book value of assets under capital leases, excluding SITA assets, are as follows:

	At December 31
	2002	2003	2004
Cost	$32.8	$15.1	$13.9
Accumulated depreciation	(23.1)	(11.0)	(0.6)

Net book value	$9.7	$4.1	$13.3

Under the terms of Equant’s contractual agreements with SITA, Equant is required to finance all capital expenditures on the network, except for those assets that are to be used solely for SITA’s customers. Furthermore, Equant is responsible for the management of the entire network and approves all network capital spending, however, it does not legally own the SITA Local Network Operations groups (“LNO groups”), where some of these assets are deployed. Equant accounts for these expenditures as prepaid capital leases. The net book value of SITA assets are as follows:

	At December 31
	2002	2003	2004
Cost	$238.6	$237.2	$240.5
Accumulated depreciation	(142.9)	(173.7)	(197.5)

Net book value	$95.7	$63.5	$43.0

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

Equant N.V.
Notes to the Consolidated Financial Statements

(U.S. dollars in millions, unless otherwise stated)

12. Investments Accounted for Under the Equity Method and at Cost

Investments accounted for under the equity method and at cost, net of provisions for impairment, consist of the following:

	At December 31
	2002	2003	2004
Investments accounted for under the equity method	$101.4	$59.1	$—
Investments accounted for at cost	5.1	5.1	5.1

Total investments	$106.5	$64.2	$5.1

Investments Accounted for Under the Equity Method

On February 3, 2000, Equant announced its participation in a joint venture with Reuters Group PLC (‘Reuters’) forming Radianz Limited (‘Radianz’), a company offering a secure Internet Protocol network to the financial services industry. Radianz was owned 49% by the Company and 51% by Reuters and started operations on July 1, 2000.

Equant contributed $225.0 in cash, a number of employees, and certain customer contracts. Equant also agreed to provide $125.0 in services to Radianz over ten years, (see Note 20) and agreed not to pursue new customers in the financial services industry for the provision of extranet network services. Reuters contributed to Radianz network assets and employees responsible for the operations and maintenance of the Reuters internal network. Reuters purchases network services from Radianz. The excess of consideration over Equant’s share of the fair value of the net assets of Radianz at formation was included in ‘Goodwill’ and amortized over ten years. During the year ended December 31, 2002, Equant recognized an exceptional charge against the carrying value of the remaining goodwill in Radianz in accordance with Equant’s stated accounting policy.

Radianz was accounted for under the equity accounting method as management considered that Equant’s ability to invoke joint control was not achieved because Reuters remained both the dominant supplier and customer of Radianz, and accordingly was in a position to affect significantly the operations of Radianz without the prior approval of Equant.

On November 16, 2004, the Company disposed of its equity investment in Radianz. The profit on disposal is calculated as follows:

Cash proceeds	$110.0
Share of net assets at date of disposal	(64.7)
Release of liability in respect of future service obligations	44.8

Profit on disposal	$90.1

Set out below is an analysis of the closing investment in Radianz at December 31, 2002, 2003 and 2004:

		At December 31,
		2002	2003	2004
Initial investment		$329.3	$329.3	$329.3

Share of (loss)/profit	At January 1	(34.8)	(62.1)	(102.7)
	Result for the year	(27.3)	(40.6)	5.8

	At December 31	(62.1)	(102.7)	(96.9)

Goodwill Amortization	At January 1	(24.9)	(163.3)	(163.3)
	Charge for the year	(138.4)	—	—

	At December 31	(163.3)	(163.3)	(163.3)

Cumulative foreign currency translation adjustment		(2.5)	(4.2)	(4.4)

Amount charged to Shareholders’ Equity		(227.9)	(270.2)	(264.6)
Share of net assets at date of disposal		—	—	(64.7)

Closing investment		$101.4	$59.1	$—

Equant N.V.
Notes to the Consolidated Financial Statements

(U.S. dollars in millions, unless otherwise stated)

Investments accounted at Cost

Investments at cost at December 31, 2004, consist of the following:

				Net carrying	Market
	Holding	Cost	Provision	value	value
STSN, Inc.	1.2%	$30.1	$(30.1)	$—	$—
iPass Inc.	1.4%	5.1	—	5.1	6.3

Total investments		$35.2	$(30.1)	$5.1	$6.3

The Company disposed of its investment in Tripeze, which was acquired in 2000, for $0.3 in 2002. This gain was recognized as a write-back to ‘Loss on impairment of investments accounted for at cost’. In 2002, the Company disposed of $1.1 of marketable securities acquired in 2001.

At December 31, 2004 the market value of iPass exceeded its carrying value. In accordance with French GAAP this unrealized gain has not been recognized since the investments at cost were neither purchased nor held primarily for trading.

Equant does not control and cannot exercise significant influence on its investments accounted at cost. No dividends were received from these investments in the years ended December 31, 2002, 2003 or 2004.

13. Inventories

Inventories consist of the following:

	At December 31
	2002	2003	2004
Finished goods for resale	$20.1	$27.7	$24.2
Provision for obsolete and slow-moving inventory	(3.0)	(13.2)	(10.8)

Total inventories, net	$17.1	$14.5	$13.4

14. Trade Accounts Receivable

A summary of trade accounts receivable is as follows:

	At December 31
	2002	2003	2004
Trade accounts receivable from related parties	$581.5	$448.3	$345.4
Trade accounts receivable, other	422.9	354.6	313.4

	$1,004.4	$802.9	$658.8

Trade accounts receivable	$989.1	$750.7	$560.9
Unbilled receivables	247.5	244.2	269.6

Gross trade accounts receivable	1,236.6	994.9	830.4
Less: provision for credit notes	(131.2)	(120.4)	(125.1)
Less: provisions against trade accounts receivable	(101.0)	(71.6)	(46.5)

Trade accounts receivable, net	$1,004.4	$802.9	$658.8

The majority of unbilled receivables represents revenues earned in the year, not yet invoiced. Such amounts are generally billed in the next month.

Included in ‘Selling, general and administrative expenses’ is a charge/(credit) for doubtful accounts of $28.1, $0.1 and $(22.2) for the years ended December 31, 2002, 2003 and 2004 respectively.

‘Trade accounts receivable from related parties’ are further described in Note 25 ‘Related party transactions and cost sharing agreement’.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

15. Lease Receivables

Lease receivables consist of the following:

	At December 31
	2002	2003	2004
Gross finance lease receivables	$18.7	$8.7	$7.4
Unearned income	(0.4)	(0.2)	(0.2)

Net finance lease receivables	18.3	8.5	7.2
Less: current portion	(13.7)	(3.6)	(2.2)

Long-term finance lease receivables	$4.6	$4.9	$5.0

Gross finance lease receivables represent sales-type and direct financing leases of network equipment assets. These receivables have remaining lease terms ranging from one to five years.

Maturities of lease payments due to Equant for equipment on rentals under non-cancelable finance leases at December 31, 2004, are as follows:

2005	$2.2
2006	1.8
2007	1.5
2008	1.2
2009	0.7

Total lease receivables, gross	7.4
Less: Unearned finance charges	(0.2)

Total lease receivables, net	$7.2

16. Debt and Borrowing Arrangements

Debt and borrowing arrangements consist of the following:

	At December 31, 2002
	Current	Long-term	Total
	maturity	maturity	maturity
Bank loans and overdrafts	$7.0	$—	$7.0
Capital leases	0.5	0.7	1.2

Debt and borrowings	$7.5	$0.7	$8.2

	At December 31, 2003
	Current	Long-term	Total
	maturity	maturity	maturity
Bank loans and overdrafts	$1.0	$—	$1.0
Capital leases	0.3	0.2	0.5

Debt and borrowings	$1.3	$0.2	$1.5

	At December 31, 2004
	Current	Long-term	Total
	maturity	maturity	maturity
Bank loans and overdrafts	$0.2	$—	$0.2
Capital leases	0.2	—	0.2

Debt and borrowings	$0.4	$—	$0.4

The denominations of bank loans and overdrafts by currency at December 31, 2004 are as follows:

		Interest	Amount of	Amount
	Maturity	rate	facility	drawn down
U.S. Dollar 50 million treasury management agreement	2005	LIBOR+0.4%	$50.0	$—
Brazilian Real 2.9 million facility	2005	18.50%	1.0	0.2
On demand credit lines, other currencies			30.7	—

			$81.7	$0.2

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Bank loans and overdrafts

The carrying value of bank loans and overdrafts, denominated in Brazilian Real and Japanese Yen at December 31, 2002, 2003 and 2004, approximated fair value.

On May 2, 2002, the Company entered into a $50.0 treasury management agreement with France Telecom, under which France Telecom has made available to the Company an uncommitted credit facility of $50.0. Interest will be charged at LIBOR plus 0.4% on the net balance outstanding under the agreement. The agreement is automatically renewed unless cancelled by Equant on December 31 each year.

In February 2005, the Company entered into a $250.0 revolving credit facility with France Telecom (see Note 28). Under the facility the Company will pay a one time arrangement fee of $0.5, an annual charge of 0.75% of the amount of the facility not drawn down, and interest on amounts drawn down at three month US dollar LIBOR plus 2.2%.

Capital Leases

The Company leases certain items of property, plant and equipment under long-term capital leases. At December 31, 2002, 2003 and 2004, the present value of minimum lease payments was $1.2, $0.5 and $0.2, respectively. Future minimum lease payments for assets held under capital lease arrangements at December 31, 2004 are as follows:

At December 31, 2004:

2005	$0.2
2006	—

Total minimum lease payments	0.2
Less: amount representing interest	—

Present value of minimum lease payments	0.2
Less: capital lease obligations included in current portion of long-term debt	(0.2)

Long-term capital lease obligations	$—

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

17. Employee Benefits

Pension Plans

The Company sponsors various retirement and pension plans including defined benefit, defined contribution and other post-retirement schemes that cover the majority of worldwide employees. An analysis of the provisions relating to these plans is shown below (see Note 19):

	Years ended December 31
	2002	2003	2004
Short-term provisions for employee liabilities	$11.2	$5.2	$26.3
Provisions for liabilities and charges	18.3	24.5	61.0

	$29.5	$29.7	$87.3

Defined Benefit Plans

Plan benefits are primarily based on the employee’s compensation during the last three to five years before retirement and the number of years of service. The three largest defined benefit arrangements at December 31, 2004 were in the United Kingdom, United States and France. The cost to the Company of the defined benefit plans for the years ended December 31, 2002, 2003 and 2004, can be analyzed as follows:

(Cost) / benefit	Years ended December 31
	2002	2003	2004
Service cost for benefits earned during year	$(10.2)	$(11.7)	$(12.1)
Interest cost on projected benefits	(5.6)	(7.1)	(9.0)
Expected return on plan assets	5.6	5.6	7.7
Recognized actuarial (loss)/gain	(0.4)	2.8	—
Net amortization and deferral	(0.7)	(2.0)	—

Net periodic pension costs	$(11.3)	$(12.4)	$(13.4)

The following assumptions were utilized in determining the funded status of the Company’s defined benefit pension plans:

	Years ended December 31
	2002	2003	2004
Weighted average discount rate	5.52%	5.30%	5.09%
Weighted average rate of compensation increase	3.44%	2.89%	3.46%
Expected long-term rate of return	8.06%	8.03%	7.58%

The changes in the actuarial assumptions reflect movements in interest rates, salary increases, and expected rates of return in the respective local countries where the defined benefit plans reside. These assumptions are used in the actuarial calculation of the benefit obligation and components of the net periodic pension cost for the following year.

The status of the Company’s defined benefit plans, both funded and unfunded, at December 31, 2002, 2003 and 2004 is reported in the tables below:

	Years ended December 31
	2002	2003	2004
Benefit obligation at beginning of year	$(84.4)	$(126.8)	$(166.2)
Service cost	(10.2)	(11.7)	(12.1)
Interest cost	(5.6)	(7.1)	(9.0)
Employees’ contributions	(2.8)	(3.1)	(3.1)
Acquisition	(7.8)	—	—
Actuarial decrease	(10.4)	(14.3)	(3.8)
Benefits paid	4.2	9.0	6.0
Currency translation adjustment	(9.8)	(16.7)	(15.9)
Plan amendments/curtailments	—	4.5	1.9

Actuarial present value of benefit obligation at end of year	$(126.8)	$(166.2)	$(202.2)

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The increase in the benefit obligation and the net periodic pension cost for the year ended December 31, 2004 is mainly attributable to a change in actuarial assumptions.

	Years ended December 31
	2002	2003	2004
Fair value of plan assets at beginning of year	$58.5	$66.1	$98.7
Actual return on plan assets	(7.4)	13.3	10.7
Employer’s contributions	10.7	16.8	11.0
Employees’ contributions	2.8	3.1	3.1
Acquisition	0.1	—	—
Benefits paid	(4.2)	(9.0)	(6.0)
Currency translation adjustment	5.6	8.4	9.9
Other	—	—	(5.9)

Fair value of plan assets at end of year	$66.1	$98.7	$121.5

The funded status of the defined benefit plans and amounts recognized in the Consolidated Balance Sheets consist of the following:

	Years ended December 31
	2002	2003	2004
Funded status	$(60.7)	$(67.5)	$(80.7)
Unrecognized net asset	(0.3)	(0.3)	—
Unamortized prior service cost	2.3	1.6	—
Unrecognized net actuarial loss	32.2	36.7	0.7

Net defined benefit pension accrued liability	$(26.5)	$(29.5)	$(80.0)

On January 1, 2004, the Company adopted CNC Recommendation 2003-01 and recorded a net charge of $38.0 to ‘Accumulated deficit’ to recognize previously unrecognized actuarial gains and losses as a liability on the Balance Sheet. In addition, a Non-operating charge of $3.9 was recorded in respect of certain US post-retirement benefits schemes (see Note 5).

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

Other Plans

In the year ended December 31, 2004 of $6.7, the Company recognized a pension liability and related asset in respect of certain German post-retirement benefits.

As required in some European countries by labor legislation, a provision for end of service indemnities has been provided for a portion of employees’ annual salaries, indexed for inflation. The expected cost of such agreements is recognized over the period of the expected employee service based on actuarial assumptions.

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Interest Rate Risk Management

At December 31, 2002, 2003 and 2004, the Company had no interest rate derivative instruments outstanding.

The Company is not exposed to material interest rate risks as the Company has no material borrowing requirements, and amounts on deposit with France Telecom and third parties bear interest at market rates (See Note 25).

Exchange Risk Management

Until September 2004 the Company entered into forward exchange contracts maturing within one year to offset foreign exchange exposures on certain costs and revenues that are denominated in foreign currencies. Realized and unrealized gains and losses are recorded within the Consolidated Statements of Operations (see Note 8).

The Company had forward exchange contracts outstanding at December 31, 2002 and 2003, in various currencies principally against U.S. dollars, and recognized the net unrealized losses in its accounts. At December 31, 2004 the Company had no forward exchange contracts outstanding. Gains and losses, based on dealer-quoted prices, from marking these contracts to market are as follows:

		Impact of marking
	Notional	contracts to market
	amounts	Gains	Losses
Forward exchange contracts at December 31, 2002	$227.0	$—	$(3.8)
Forward exchange contracts at December 31, 2003	$265.7	$1.3	$(9.5)
Forward exchange contracts at December 31, 2004	$—	$—	$—

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

The estimated fair values of the Company’s financial instruments at December 31, 2002, 2003 and 2004, are as follows:

	At December 31, 2002		At December 31, 2003		At December 31, 2004
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
Non-derivatives
Long-term lease receivables (Note 15)	$4.6	$4.6	$4.9	$4.9	$5.0	$5.0
Long-term debt and borrowings (Note 16)	$(0.7)	$(0.7)	$(0.2)	$(0.2)	$—	$—

Derivatives
Forward exchange contracts	$(3.8)	$(3.8)	$(8.2)	$(8.2)	$—	$—

Accounts receivable, accounts payable and accrued expenses are reflected in the Consolidated Financial Statements at cost which approximates fair value due to the short-term maturity of these instruments.

Concentration of Credit Risk

The Company invests its excess cash with France Telecom under a centralized cash management program and with major banks throughout the world. When making investments with banks, the Company has a policy that they must have at least an ‘A’, or equivalent, credit rating. These deposits generally mature within three months and, to date, the Company has not incurred any related losses. Cash deposits held with France Telecom are further described in Note 25.

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

19. Provisions for Liabilities and Charges

Provisions for liabilities and charges consist of the following:

	At December 31, 2002
	Short-term	Long-term	Total
Pension and retirement	$11.2	$18.3	$29.5
Restructuring and integration	17.7	21.5	39.2

	$28.9	$39.8	$68.7

	At December 31, 2003
	Short-term	Long-term	Total
Pension and retirement	$5.2	$24.5	$29.7
Restructuring and integration	18.1	46.4	64.5

	$23.3	$70.9	$94.2

	At December 31, 2004
	Short-term	Long-term	Total
Pension and retirement	$26.3	$61.0	$87.3
Restructuring and integration	10.4	46.9	57.3

	$36.7	$107.9	$144.6

Movement on pension and retirement and restructuring and integration provisions are shown in Notes 17 and 7, respectively.

Long-term provisions related to pension and retirement provisions are released over the expected service lives of employees, which are greater than twelve months. Long-term provisions related to restructuring and integration will be utilized in line with future lease payments, which are typically greater than twelve months.

20. Other Non-current Liabilities

Other non-current liabilities consist of the following:

	At December 31
	2002	2003	2004
Radianz commitments (Notes 8, 12 and 25)	$51.2	$41.8	$—
Long-term deferred revenues	13.1	27.9	18.2
Other non-current liabilities	19.6	0.4	0.4

	$83.9	$70.1	$18.6

Long-term deferred revenue arises from invoicing of customers for certain services that have not been earned at the start of multi-year contracts.

Radianz commitments represent discounted onerous contract liabilities entered into at the formation of Radianz. These onerous contract liabilities initially amounted to an obligation to provide $125.0 in services over a ten year period from June 2000 and were deemed to have been satisfied upon termination of the Joint Venture agreement on November 16, 2004. The undiscounted onerous contract liabilities amounted to $93.8 and $81.3 at December 31, 2002 and 2003 respectively. The Company disposed of its investment in Radianz on November 16, 2004 (see Note 25).

At December 31, 2002, $10.5 of other non-current liabilities represented deferred reimbursement of restructuring and integration capital expenditure that was released against a receivable from France Telecom (see Note 7).

21. Minority interests

Changes in minority interests are as follows:

	At December 31
	2002	2003	2004
Balance at beginning of the year	$0.4	$0.7	$0.5
Charge/(profit) for the year	0.7	0.1	(0.1)
Other changes	(0.4)	(0.3)	(0.1)

Balance at end of the year	$0.7	$0.5	$0.3

During the year ended December 31, 2003, the Company purchased the outstanding minority interests of entities in Egypt and Russia for $2.3. No goodwill arose on the purchase of the outstanding minority interest.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

22. Shareholders’ Equity

Authorized Share Capital

The composition of authorized and issued share capital as at December 31, 2004 is as follows:

	Nominal Value			Issued and fully paid share
	per share	Number of shares		capital
	Euro	Authorized	Issued	Euro ’000	U.S. $’000
Ordinary shares	0.01	989,000,000	282,926,881	2,829.0	3,259.0
Convertible preference shares	0.01	11,000,000	10,000,000	100.0	85.0

On June 29, 2006, each preference share will automatically convert into one ordinary share. In the event that the Company declares a dividend on the ordinary shares, the holders of preference shareholders are entitled to receive a number of newly issued preference shares equal to 0.045 times the number of preference shares held.

The Company issued 4,908, 104,707 and 113,117 ordinary shares relating to the exercising of options and restricted shares during the years ended December 31, 2002, 2003 and 2004, respectively.

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

23. Stock-based Compensation

Amounts Expensed

The Company pays social security contributions and other charges related to the share awards and share option plans in the years in which the awards vest or the options are exercised. These charges depend on various factors, including the employees’ tax jurisdiction, local laws in these countries and the share price at the time of vesting. The Company accrues the cost of the social charges over the period between the dates of granting and vesting of the options and awards based on estimates of the likely payments.

Social charges/(income) in relation to the stock-based compensation in the years ended December 31, 2002, 2003 and 2004 were ($9.9), $nil and $nil, respectively.

In the year ended December 31, 2002, the Company received $9.8 from the settlement of litigation in regard to social charges and also released a $0.1 surplus provision. Income is recognized when the estimated social charge liability reduces as a result of a decline in the estimated fair value of the options and share awards.

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

As a result of the France Telecom Transactions, the SITA certificates were converted into France Telecom and Equant shares. On November 15, 2001, as a result of the closing of the France Telecom Transactions, Equant and SITA established their own company-specific employee trusts to govern the disposition of all awards granted after November 30, 1998.

There have been no awards granted since December 31, 2001.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated

The assets of the Equant Employee Trust, which are held for the benefit of eligible employees, consist of the following:

	At December 31,
	2002	2003	2004
France Telecom shares (number)	568,586	137,260	57,776
Equant shares (number)	36,116	—	—
Cash	$4.9	$6.7	$7.2

In the year ended December 31, 2003, the Company paid out surplus cash of $3.6, held by the Equant Employee Trust, to permanent employees who had previously exercised Discretionary Awards. These payments were accounted for by the Company as a bonus expense, as part of ‘Salaries and wages’.

On March 29, 2004 the Company vested 70,839 discretionary shares for awards granted in 2001. In the year ended December 31, 2004, the Company vested an additional 6,818 discretionary shares that were also granted throughout the year 2001. There are no more unvested shares being held in the Equant Employee Trust.

Share Option Plan

The Company has a Share Option Plan (the ‘Option Plan’) that enables the Company to grant options and restricted share awards covering up to 5% of its shares outstanding, which the Supervisory Board has further limited to 11.0 million shares. As of December 31, 2003, the Company had granted options and awards under the option plan, less forfeitures, covering 8,514,815 shares or 2.9% of the Company’s outstanding shares. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of the Company’s shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of LNO groups that SITA transfers to the Company or of any business the Company acquires, the exercise price for options granted is generally set during a specific period. In certain circumstances the exercise price may be specified within the terms of the hiring agreement for a newly hired employee.

On March 27, 2002, the Company awarded 25,000 options on restricted shares to a member of the management team. These awards are included in the total granted options and awards described above.

During the year ended December 31, 2003, the Company issued 104,707 shares relating to the exercise of 33,340 options and grant of 71,367 restricted shares.

During the year ended December 31, 2004, the Company issued 113,117 shares relating to the exercise of 103,704 options and the exercise of 9,413 restricted shares. In 2004, discretionary grants totaling 91,641, 300,000 and 1,235,000 options were granted to Supervisory Board Directors, Management Board Directors and other top management, respectively.

The table below provides details of the unexercised restricted shares as at December 31, 2002, 2003 and 2004:

Number of
shares
Unexercised restricted shares - December 31, 2002	124,936

Restricted shares granted	—
Exercised	(71,367)
Forfeited	(3,757)

Unexercised restricted shares - December 31, 2003	49,812

Restricted shares granted	—
Exercised	(9,413)
Forfeited	(2,420)

Unexercised restricted shares - December 31, 2004	37,979

Of the unexercised restricted shares outstanding, 8,333 remain unvested, and will vest in 2005.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The table below provides details of unexercised options granted and weighted average exercise prices as of December 31, 2002, 2003 and 2004:

			Weighted
			Average
	Number of		Exercise
	shares		Price
Unexercised options granted — December 31, 2001	3,128,797	U.S.$	42.96

Options granted
At exercise price range of U.S.$nil to U.S.$50.00	6,512,698		13.49

Options exercised	(4,908)		—

Options forfeited
At exercise price range of U.S.$nil to U.S.$50.00	(899,284)		32.72
At exercise price range of U.S.$50.01 to U.S.$100.00	(79,697)		85.10
At exercise price range of U.S.$100.01 to U.S.$150.00	(1,964)		107.78

Total options forfeited in year	(980,945)		37.13

Unexercised options granted — December 31, 2002	8,655,642	U.S.$	21.47

Options granted
At exercise price range of U.S.$nil to U.S.$50.00	285,974		6.52

Options exercised	(33,340)		3.64

Options forfeited
At exercise price range of U.S.$nil to U.S.$50.00	(1,036,384)		23.82
At exercise price range of U.S.$50.01 to U.S.$100.00	(55,825)		84.73
At exercise price range of U.S.$100.01 to U.S.$150.00	(677)		102.13

Total options forfeited in year	(1,092,886)		26.98

Unexercised options granted — December 31, 2003	7,815,390	U.S.$	20.23

Options granted
At exercise price range of U.S.$nil to U.S.$50.00	1,626,641		10.33

Options exercised	(103,704)		27.00

Options forfeited
At exercise price range of U.S.$nil to U.S.$50.00	(1,429,194)		21.05
At exercise price range of U.S.$50.01 to U.S.$100.00	(111,902)		86.70
At exercise price range of U.S.$100.01 to U.S.$150.00	(4,324)		109.74

Total options forfeited in year	(1,545,420)		26.05

Unexercised options granted — December 31, 2004	7,792,907	U.S.$	16.92

The options exercised in 2004 had associated CVR (see Note 1), and therefore the holder received €15.00 directly from France Telecom. Equant incurred no expense in relation to this CVR.

The vesting dates of the number of options outstanding at December 31, 2004 are as follows:

At December 31, 2004	4,052,483
2005	1,839,656
2006	1,407,888
2007	492,880

7,792,907

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

24. Contingent Liabilities and Commitments

Set out below is a summary of contingent liabilities and commitments at December 31, 2004:

	Timing of obligation / commercial commitment
		Less than	One to five	More than
	Note reference	one year	years	five years	Total
Contractual commitments
Bank loans and overdrafts	16	$0.2	$—	$—	$0.2
Capital lease commitments	16	0.2	—	—	0.2
Operating lease commitments	24	398.6	488.1	132.5	1,019.2
Irrevocable purchase commitments	24	48.1	—	—	48.1

		$447.1	$488.1	$132.5	$1,067.7

Other commercial commitments
Credit lines	16	$331.7	$—	$—	$331.7
Guarantees	24	20.6	18.4	66.1	105.1
Defined benefit schemes	17	—	—	80.7	80.7
Other commercial commitments	24	90.0	25.6	5.7	121.3

		$442.3	$44.0	$152.5	$638.8

Credit lines shown in the table above represent total facilities available as of the date of the approval of these Consolidated Financial Statements, which have been partially utilized (see Note 16). $250.0 of these credit lines were made available after December 31, 2004 (see Note 28).

Operating Lease Commitments

Operating lease expense consists of the following:

	Year ended December 31
	2002	2003	2004
Office space, equipment and motor vehicles	$156.9	$117.1	$127.2
Circuits and IRU operating and maintenance	1,001.6	854.6	851.9

	$1,158.5	$971.7	$979.1

At December 31, 2004, the approximate future minimum lease payments under non-cancelable operating leases are as follows:

	Office space,	IRU operating and
	equipment and motor	maintenance	Circuit
	vehicles	commitments	leases	Total
2005	$112.8	$6.6	$279.2	$398.6
2006	78.6	8.7	149.3	236.6
2007	68.4	8.6	42.8	119.8
2008	57.2	8.6	3.5	69.3
2009	54.5	7.9	—	62.4
2010 and thereafter	102.4	30.1	—	132.5

	$473.9	$70.5	$474.8	$1,019.2

Access circuit leases which account for over 60% of circuit lease expense, are usually entered into solely to support specific customer contracts and therefore the financial risks associated with these leases are specifically mitigated by offsetting revenues from the customer contracts. Furthermore, historically the Company has been able to exchange access circuit leases for alternative routes with the same supplier without incurring penalties. The financial risks associated with the IRU commitments and other circuit leases are expected to be offset by long-term customer contracts for at least the next three years. Of the gross IRU and maintenance commitments shown above, $22.5 are included on the balance sheet at December 31, 2004, in lease exit costs provisions (see Notes 7 and 19) relating to IRUs that the Company has placed beyond economic use, but still has operating and maintenance obligations to pay to suppliers.

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

The Company has entered into commitments lasting over one year to purchase IRUs that will result in payments by the Company of $18.9 in the year ended December 31, 2005. These commitments are purchase commitments with France Telecom.

As part of outsourcing contracts entered into during the year ended December 31, 2004, the Company has committed to purchase approximately $29.2 of network assets in the year ended December 31, 2005.

Guarantees

The Company and its subsidiaries have provided guarantees to non-consolidated entities, totaling $105.1 at December 31, 2004. The majority of the guarantees are in respect of operating lease commitments.

Defined Benefit Pension Schemes

As described in Note 17, the Company sponsors defined benefit pension schemes in a number of countries. At December 31, 2004, the present value of the Company’s obligations exceeded the fair value of plan assets by $80.7 of which $80.0 is included as a liability in the Balance Sheet.

Other Commercial Commitments and Contingent Liabilities

‘Other commercial commitments’ include purchase orders raised by the Company, but for which the related product or service has not been delivered to the Company, and therefore no liability has been recognized.

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated

25. Related Party Transactions and Cost Sharing Agreement

During the year, the Company considers SITA, Radianz, and members of the France Telecom group as related parties. Key trading transactions with these parties are set out below:

		Years ended December 31
		2002	2003	2004
Revenues	SITA	$714.0	$641.0	$549.7
	Radianz	109.4	88.6	54.9
	France Telecom	296.3	372.0	450.7

		$1,119.7	$1,101.6	$1,055.3

Cost of sales	SITA	$475.2	$233.9	$205.1
	France Telecom	221.2	172.0	167.8

		$696.4	$405.9	$372.9

		At December 31
		2002	2003	2004
Accounts receivable	SITA	$188.0	$183.5	$159.7
	Radianz	37.0	10.9	4.7
	France Telecom	356.5	253.9	181.0

		$581.5	$448.3	$345.4

Accounts payable	SITA	$109.6	$72.0	$58.1
	Radianz	—	5.8	0.2
	France Telecom	235.0	202.8	80.0

		$344.6	$280.6	$138.3

SITA and SITA Equant network Joint Venture

Pursuant to agreements that came into effect on June 29, 2001, the Company is responsible for operating and managing the network (see Note 1). However, in certain countries SITA continues to operate the network locally. The Company is charged all the costs of operating in such countries by SITA. SITA will continue to operate locally in certain countries until the Company can assume full legal ownership of all of the local network assets. The Company will assume legal ownership as soon as it becomes possible in each of the affected countries (see below). The Company invoices SITA for use of the Company’s global network. For the period from July 1, 2001 to June 30, 2003, the invoicing to SITA was subject to minimum revenue commitments.

Local network operations

In certain countries, legal ownership of LNO groups is transferred by SITA to the Company upon fulfillment of certain conditions.

During 2002, SITA transferred to the Company 23 LNO groups including Brazil, Australia, Russia and Switzerland. These transfers included a total of 1,461 employees to support the network.

During 2003, SITA transferred to the Company five LNO groups (Nicaragua, El Salvador, Guatemala, Estonia and Italy). These transfers included a total of 36 employees to support the network.

During 2004, SITA transferred to the Company two LNO groups (Taiwan and Egypt). These transfer included a total of 69 employees to support the network. Due to local Egyptian filing requirements the 60 staff with employment contracts in Egypt officially transferred to Equant on January 1, 2005

Pursuant to the transfer of legal ownership of the LNO groups, the assets and liabilities associated with each LNO group were purchased at net book value by the Company.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated

Radianz and Reuters

As described in Note 12, the Company set up a joint venture with Reuters called Radianz in 2000. Equant contributed approximately $225.0 in cash at the incorporation of the joint venture. In addition, Equant agreed to provide approximately $125.0 in services to Radianz over a period of up to ten years, of which $12.5 was provided during each of the years ended December 2002 and 2003, respectively and $10.4 was provided in the year ended December 31, 2004. The Company disposed of its investment in Radianz on November 16, 2004. The net present value of the outstanding obligations, included in ‘Other liabilities’ is as follows:

	At December 31
	2002	2003	2004
Falling due within twelve months	$10.1	$9.5	$—
Falling due after twelve months (Note 20)	51.2	41.8	—

	$61.3	$51.3	$—

The Company was charged by Reuters for costs it bills on to Radianz that relate to the costs of network capacity which has yet to be migrated over to the Company’s network. These amounted to $60.4, $25.5 and $nil during the years ended December 2002, 2003 and 2004, respectively.

France Telecom

Following the France Telecom Transactions the Company received reimbursement for restructuring and integration expenses (see Note 7). The Company also has trading transactions with France Telecom. During the year ended December 31, 2004, these were as follows:

	Income		Expense
	Amount	Classification	Amount	Classification
Equant sales to France Telecom	$450.7	Revenue	----Not applicable-----
France Telecom sales to Equant	-----Not applicable-----		$167.8	Cost of Services
Ancillary support services with respect to the network	$43.8	Other income	-----Not applicable-----
Switched voice services	$89.0	Other income	-----Not applicable-----
Pre-paid & Post-paid calling cards & voice carrier services	$7.4	Cost of Services	-----Not applicable-----

Commercial relationships between the Company and France Telecom with respect to end user  customers and the network

On June 29, 2001, the Company and France Telecom, through its France-based subsidiary, Transpac S.A. (‘Transpac’), entered into numerous agreements, three of which (Umbrella, Affiliation and Reseller) together govern the commercial relationship between the Company and France Telecom in France. These agreements establish the terms and conditions that govern the joint business planning and monitoring process between the Company and Transpac as well as the sale and support of each other’s products and services (except voice carrier and calling card services) in their respective markets. Transpac agreed to a minimum revenue guarantee to the Company of $185.0, $393.0 and $392.4 for 2003, 2004 and 2005 respectively. Revenues from these sales will be included in revenues as accrued. For 2006 and subsequent years the minimum revenue guarantees will be negotiated between the parties. Various ancillary agreements establish the terms and conditions for support services including trademark licensing and product development. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of the Company’s outstanding shares.

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

Ancillary support services with respect to the Network

The Company supplies ancillary support services on a cost recovery basis. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of the Company’s outstanding shares. Reimbursement for these ancillary support services is included within ‘Other operating income’.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Switched voice services

During the year ended December 31, 2004, the Company and France Telecom agreed that Equant would retain ownership, management and financial responsibility for the Company’s switched voice business and switched voice platform (most of which was acquired in the merger with Global One). As part of this arrangement the Company provides services on a cost recovery basis. The Company expects to migrate gradually its voice business to a voice over IP platform. Reimbursements from France Telecom in relation to these arrangements for voice services are shown within ‘Other operating income’.

Included within ‘Deferred Income’ on the Balance Sheet at December 31, 2004 is an amount of $56.5 relating to future France Telecom cost recoveries.

Calling cards and voice carrier services

The Company acts as France Telecom’s agent on a limited risk basis for its pre-paid and post-paid calling cards in various countries. The Company is also a distributor for France Telecom’s voice carrier business outside France. The Company earns a fee of 10.5 % of revenues for the limited risk countries and a fee of 0.5% commissionaire countries. The amounts invoiced are passed through to France Telecom less the Company’s fees. The revenues for the limited risk countries and commissionaire countries from these activities are $65.3, $4.6 and $5.1 and $7.4, $5.2 and $2.3 for the years ended December 31, 2002, 2003 and 2004, respectively. The revenues from these activities are netted against costs.

Non-Operating Charges

The employees of majority-owned French subsidiaries of France Telecom are eligible to participate in a profit sharing program, the amount of which is dependent on France Telecom’s overall group performance. In the year ended December 31, 2004, the Company received a partial reimbursement of prior year contributions from France Telecom.

Employees of majority-owned subsidiaries of France Telecom in certain countries, including France, UK and US were eligible to purchase shares at a discount to market value in 2004. The Company incurred a charge of $1.7 in 2004 in respect of this program.

Cash on deposit and loans with France Telecom

At December 31, 2002, 2003 and 2004, respectively, the Company had deposited $307.8, $138.2, and $289.0 of surplus funds with France Telecom under a centralized cash management program. Amounts on deposit are repayable to the Company on demand. The Company had placed $150.0 on short-term loan with France Telecom in July 2003. This loan was repaid in July 2004.

Funds on deposit and on short-term loan bear interest at market rates. Interest earned on amounts on deposit with France Telecom totaled $3.8, $3.2 and $1.9 in the years ended December 31, 2002, 2003 and 2004, respectively.

Other Related Party Transactions

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

In 2004, the Company generated revenue from iPass and STSN of $2.8 and $nil, respectively. Accounts receivable from these companies at December 31, 2004 were $0.3 and $nil, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

26. Segmental Information

The Company has a single operating segment based on the internal organization that is used by management for allocating resources and assessing performance although revenues continue to be measured by product lines.

Revenues by Product Lines

	Years ended December 31
	2002	2003	2004
Network Services	$1,567.1	$1,607.1	$1,502.9
Integration Services	453.4	476.6	593.9
Other services	238.9	224.2	267.4
SITA contract	713.7	641.0	549.7

	$2,973.1	$2,948.9	$2,913.9

Revenues Split Between Products and Services

	Years ended December 31
	2002	2003	2004
Services revenues	$2,838.0	$2,779.6	$2,681.2
Product revenues	135.1	169.3	232.7

	$2,973.1	$2,948.9	$2,913.9

Geographic Information

The following table presents revenue by country, based on country of invoice origin, and long-lived assets by country, based on the location of the assets:

		The	United	United	Other
	Ireland	Netherlands	States	Kingdom	countries	Total
December 31, 2004
Revenues from external customers	$1,071.0	$15.4	$520.8	$556.2	$750.5	$2,913.9
Long-lived assets	$33.3	$71.2	$194.2	$111.7	$560.7	$971.1

December 31, 2003
Revenues from external customers	$1,094.5	$16.0	$549.5	$596.8	$692.1	$2,948.9
Long-lived assets	$28.3	$88.2	$249.4	$137.1	$667.0	$1,170.0

December 31, 2002
Revenues from external customers	$1,079.7	$20.6	$608.0	$576.5	$688.3	$2,973.1
Long-lived assets	$4.6	$92.5	$262.6	$157.9	$788.7	$1,306.3

The Company invoices a number of global customers, including SITA, from a legal entity in Ireland.

Reliance on Major Customers

The following table presents sales of services and products to customers that contribute over 10% of revenues:

		France
	SITA	Telecom	Other	Total
December 31, 2004	$549.7	$450.7	$1,913.5	$2,913.9
As a percentage of total revenues	18.9%	15.5%	65.6%

December 31, 2003	$641.0	$372.0	$1,935.9	$2,948.9
As a percentage of total revenues	21.7%	12.6%	65.7%

December 31, 2002	$714.0	$296.3	$1,962.8	$2,973.1
As a percentage of total revenues	24.0%	10.0%	66.0%

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

27. Other information

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs incurred in the years ended December 31, 2002, 2003 and 2004, were $19.8, $14.5 and $13.0, respectively.

Compensation of the Members of the Supervisory Board and Management Board

The aggregate amount of compensation paid to members of the Supervisory Board of the Company, as a result of their position on that Board and excluding reimbursement of expenses incidental to their attendance at such Board meetings, amounted to $0.3, $0.3 and $0.4 during the years ended December 31, 2002, 2003 and 2004, respectively.

Members of the Management Board of the Company receive no incremental compensation as a result of their position on that Board, other than reimbursement of expenses incidental to their attendance at such Board meetings. A portion of their remuneration is payable and subject to taxation in The Netherlands.

28. Subsequent Events

On January 22, 2005, the Company received an offer from France Telecom to purchase substantially all of the assets and liabilities of the group for $1.6 billion (€1.26 billion). France Telecom also agreed to accelerate the vesting of all existing Equant option plans and then cancel these options at their option value. Approval of this transaction requires the unanimous approval of the Independent Directors of the Supervisory Board, the majority approval of both the Management and Supervisory Boards, and the majority approval of the Shareholders of the Company at a General Meeting.

The approvals of the Independent Directors and the Management and Supervisory Boards were obtained on February 9, 2005. The approval of the Shareholders has not yet been obtained. The Company will distribute a shareholders’ circular setting out details of the proposed transaction and will arrange an Extraordinary General Meeting.

If the transaction is completed as planned, Equant NV will be de-listed and liquidated.

On February 9, 2005, the Company entered into a $250.0 credit facility with France Telecom. Under the facility the Company will pay a one time arrangement fee of $0.5, an annual charge of 0.75% of the amount of the facility not drawn down, and interest on amounts drawn down at three month LIBOR plus 2.2%. This loan is repayable in the event that France Telecom’s ownership of the Company falls below 34%.

On January 26 2005, the Company disposed of its investment in iPass for $5.1.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

29. List of Subsidiaries and Affiliates

Subsidiaries and affiliates are created and liquidated in response to the operating needs of the Company. The subsidiaries and affiliates of the Company at December 31, 2004 are stated below:

Country	Name of Company	Control	Interest
Argentina	Equant Argentina S.A.	100%	100%
Armenia	Equant Armenia LLC.	100%	100%
Australia	Equant Australia Pty. Ltd.	100%	100%
Australia	Equant Services Australia Pty. Ltd.	100%	100%
Austria	Equant Austria Telekommunikations Dienste GmbH.	100%	100%
Belarussia	Equant Ltd.	100%	100%
Belgium	Equant Belgium S.A.	100%	100%
Belgium	Equant S.C.R.L.	100%	100%
Bermuda	Equant (Bermuda) Ltd.	100%	100%
Brazil	Equant Holding Brasil Ltda.	100%	100%
Brazil	Equant Brasil Ltda.	100%	100%
Brazil	Equant Services Brasil Ltda.	100%	100%
British West Indies	Equant Proton Holdings Ltd.	100%	100%
Bulgaria	Equant Bulgaria Ltd.	100%	100%
Canada	Equant Canada, Inc.	100%	100%
Chile	Equant Chile S.A.	100%	100%
China	Equant Telecommunications Technology (Beijing) Ltd.	100%	100%
Colombia	Equant Colombia S.A.	100%	100%
Cyprus	Equant Telecommunications Cyprus Ltd.	100%	100%
Czech Republic	Equant Czech Republic s.r.o.	100%	100%
Denmark	Equant Denmark A/S	100%	100%
Egypt	Equant Egypt SAE	100%	100%
El Salvador	Equant El Salvador, S.A. de C.V.	100%	100%
Estonia	Equant Eesti OU	100%	100%
Finland	Equant Finland OY	100%	100%
France	Equant S.A.	100%	100%
France	Equant Holdings France S.A.S.	100%	100%
France	Equant France S.A.	100%	100%
Georgia	Equant Georgia Ltd.	100%	100%
Germany	Equant Deutschland GmbH.	100%	100%
Ghana	Equant (Ghana) Ltd.	100%	100%
Gibraltar	Equant Gibraltar Ltd.	100%	100%
Greece	Equant Comunications Hellas S.A.	100%	100%
Guam	Equant Guam LLC	100%	100%
Guatemala	Equant S.A.	100%	100%
Honduras	Equant Honduras S.A.	100%	100%
Hong Kong	Equant Hong Kong Ltd.	100%	100%
Hungary	Equant Hungary Telecommunications Services Ltd.	100%	100%
Iceland	Equant Iceland Ehf	100%	100%
India	Global One Private (India) Ltd.	100%	99.99%
India	Equant India Pte. Ltd.	100%	100%
Ireland	Equant Network Services International Ltd.	100%	100%

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Country	Name of Company	Control	Interest
Ireland	Equant Network Systems Ltd.	100%	100%
Ireland	Global One Communications Limited	100%	100%
Israel	Global One (Telecommunications World Group) Israel	100%	100%
Italy	Equant Italy SpA.	100%	100%
Ivory Coast	Equant Ivory Coast S.A.	100%	100%
Jamaica	Equant Jamaica Ltd.	100%	100%
Japan	Equant Japan Co. Ltd.	100%	100%
Kazakstan	Equant Kazakstan Ltd.	100%	100%
Korea	Equant Global One Korea Ltd.	100%	100%
Krgyzstan	Equant Krgyz Ltd.	100%	100%
Latvia	Equant Latvia Ltd.	100%	100%
Lithuania	Equant Lithuania Ltd.	100%	100%
Luxembourg	Equant S.A.	100%	100%
Malaysia	Equant Services (Malaysia) Sdn. Bhd.	100%	100%
Malaysia	Equant Malaysia Sdn. Bhd.	100%	100%
Malta	Equant Malta Ltd.	100%	100%
Mauritius	Equant Mauritius Holdings Ltd.	100%	100%
Mauritius	Equant (Mauritius) Services Ltd.	100%	100%
Mexico	Equant S.A. de C.V.	100%	100%
Mexico	Equant Mexico S.A. de C.V.	100%	100%
Mexico	Equant Holding Mexico S.A. de C.V.	100%	100%
Mexico	Equant Operations Mexico S.A. de C.V.	100%	100%
Mexico	Equant Services Mexico, S.A. de C.V.	100%	100%
Morocco	Equant Morocco Inc.	100%	100%
The Netherlands	Equant Finance B.V.	100%	100%
The Netherlands	EGN B.V.	100%	100%
The Netherlands	Equant European Networks B.V.	100%	100%
The Netherlands	Equant Netherlands B.V.	100%	100%
New Zealand	Equant New Zealand Ltd.	100%	100%
Nicaragua	Equant Nicaragua S.A.	100%	100%
Nigeria	Equant Nigeria Ltd.	100%	100%
Norway	Equant Norway A.S.	100%	100%
Panama	Equant Panama Inc.	100%	100%
Paraguay	Equant Paraguay S.A.	100%	100%
Peru	Equant Peru, S.A.	100%	100%
Philippines	Equant Philippines Inc.	100%	100%
Poland	Equant Communications Poland Sp.z.o.o.	100%	100%
Portugal	Equant Portugal S.A.	100%	100%
Puerto Rico	Equant Puerto Rico	100%	100%
Romania	Equant Romania S.A.	100%	99.5%
Russia	Equant LLC.	100%	100%
Russia	Equant O.O.O.	100%	100%
Saudi Arabia	Equant Co. Ltd. Saudi Arabia	75%	75%
Senegal	Equant (Senegal) SAU	100%	100%
Singapore	Equant Pte. Ltd.	100%	100%
Singapore	Equant Integration Services Pte. Ltd.	100%	100%

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Country	Name of Company	Control	Interest
Singapore	Global One Communications Pte. Ltd.	100%	100%
Slovakia	Equant Slovakia s.r.o.	100%	100%
Slovenia	Equant d.o.o. Ljubljana	100%	100%
South Africa	Equant South Africa Pty. Ltd.	100%	100%
Spain	Equant Spain S.A.	100%	100%
Sweden	Equant Sweden A.B.	100%	100%
Sweden	FT Nordphone AB	100%	100%
Sweden	Global One Communications AB	100%	100%
Switzerland	Equant Integration Services S.A.	100%	100%
Switzerland	Equant Communications Service S.A.	100%	100%
Tanzania	Equant Tanzania Ltd.	100%	100%
Thailand	Equant Holding (Thailand) Ltd.	100%	100%
Thailand	Global One Communications Ltd.	100%	100%
Thailand	Equant (Thailand) Ltd.	100%	100%
Turkey	Equant Istanbul Telekomünikasyon Ltd. Sirketi	100%	99.9%
Turkey	Artemis Iletisim Hizmetleri Anonim Sirketi	100%	100%
Turkey	Equant Istanbul Telekomünikasyon Anonim Sirketi	100%	100%
Ukraine	Equant Ukraine Ltd.	100%	100%
UK	Equant Holdings UK Ltd.	100%	100%
UK	Equant Security Services Ltd.	100%	100%
UK	Equant Network Services Ltd.	100%	100%
UK	Equant Network Services (Europe) Ltd.	100%	100%
UK	Equant Integration Services, Ltd.	100%	100%
UK	Equant UK Ltd.	100%	100%
UK	Global One Communications Holding Ltd.	100%	100%
UK	Global One Communications Operations	100%	100%
UK	Global One Communications Ltd.	100%	100%
UK	Global One Communications Services	100%	100%
UK	Global One (UK) Limited	100%	100%
US	Equant Holdings U.S., Inc.	100%	100%
US	Equant Inc.	100%	100%
US	Global One Communications Central America Inc.	100%	100%
US	Global One Communications Technical Operation & Management Services Co.	100%	100%
US	Equant Services Inc.	100%	100%
US	Global One Communications (Australia) Ltd, Inc.	100%	100%
Uruguay	Equant Telecommunications Uruguay S.A.	100%	100%
Uzbekistan	Equant Global Networks Uzbekistan	100%	100%
Venezuela	Equant Venezuela S.A.	100%	100%
US Virgin Islands	Equant U.S. Virgin Islands Inc.	100%	100%
Zambia	Equant Zambia Limited	100%	100%

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

30. Summary of Differences between Accounting Principles Generally Accepted in France and in the United States of       America.

Reconciliation to U.S. GAAP

The Consolidated Financial Statements of Equant have been prepared in accordance with French accounting principles (French GAAP) which differ in certain respects from generally accepted accounting principles in the United States of America (U.S. GAAP). The effect of applying U.S. GAAP principles to Net loss, Shareholders’ equity and Cash flow is set out below along with an explanation of applicable differences between French GAAP and U.S. GAAP.

Effect on Net Loss on differences between French GAAP and U.S. GAAP

The following is a reconciliation of Net loss as reported in the Consolidated Statements of Operations of Equant under French GAAP to Net loss as adjusted for the effects of the application of U.S. GAAP for the three years ended December 31, 2002, 2003 and 2004.

		Years ended December 31,
	Note	2002		2003		2004
Net loss as reported in the Consolidated Statement of Operations			$(589.7)		$(356.2)		$(274.2)
Adjustments to conform to U.S. GAAP:
Impairment of goodwill	B		(2,423.5)		—		—
Amortization of intangible assets arising on acquisition of Equant	C		(20.5)		(20.5)		(17.4)
Reverse exceptional amortization of goodwill under French GAAP	B		21.6		—		—
Impairment of tangible assets	D		—		—		(102.1)
Impairment of intangible assets	D		—		—		(12.3)
Reimbursement of restructuring and integration costs	E		(94.4)		(112.6)		—
Share-based compensation	F		(8.8)		(12.1)		(14.3)
Pension accounting and other	I		2.4		(5.2)		1.6
Tax effect of above adjustments	J		7.2		7.2		(2.1)

Net loss as adjusted for U.S. GAAP			$(3,105.7)		$(499.4)		$(420.8)

Loss per share as adjusted for U.S. GAAP
Net loss per share, basic and diluted	H	U.S.$	(10.99)	U.S.$	(1.77)	U.S.$	(1.49)

Weighted average number of shares (thousand)			282,706		282,729		282,904

Set out below is an analysis of comprehensive income under U.S. GAAP for the years ended December 31, 2002, 2003 and 2004:

		Years ended December 31,
	Note	2002	2003	2004
Net loss adjusted for U.S. GAAP		$(3,105.7)	$(499.4)	$(420.8)
Other comprehensive (loss) / income:
Foreign currency translation adjustments		89.5	107.4	20.3
Unrealised gain on investment held for sale	G	—	8.6	(7.4)
Change in additional minimum pension liability	I	(8.4)	(4.0)	1.1

Comprehensive income		$(3,024.6)	$(387.4)	$(406.8)

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Cumulative effect on Shareholders’ Equity of Differences between French GAAP and U.S. GAAP

The following is a reconciliation of Shareholders’ equity as reported in the Consolidated Balance Sheets of Equant to Shareholders’ equity as adjusted for the effects of the application of U.S. GAAP as of December 31, 2002, 2003 and 2004:

		As at December 31,
	Note	2002	2003	2004
Shareholders’ equity as reported in the Consolidated Balance Sheet		$1,777.3	$1,528.6	$1,239.5
Adjustments to conform to U.S. GAAP:
Historical Global One goodwill and intangible assets	B, C	3,682.6	3,682.6	3,682.6
Amortization of historical Global One goodwill and intangible assets	B, C	(120.4)	(120.4)	(120.4)
Impairment of historical Global One intangible assets	D	(179.2)	(179.2)	(179.2)
Goodwill gross cost	A, B	6,502.5	6,502.5	6,502.5
Goodwill accumulated amortization	B	(162.5)	(162.5)	(162.5)
Impairment of goodwill	B	(9,723.0)	(9,723.0)	(9,723.0)
Intangible assets, net	C	177.8	133.3	103.6
Impairment of tangible assets	D	—	—	(102.1)
Deferred tax liabilities	A	(62.2)	(31.0)	(33.1)
Reimbursement of restructuring and integration costs	E	(31.8)	—	—
Share-based compensation	F	(16.0)	(28.0)	(7.1)
Unrealised gain on investment held for sale	G	—	8.6	1.2
Pension accounting and other	I	(4.8)	(16.1)	24.5

Shareholders’ equity as adjusted for U.S. GAAP		$1,840.3	$1,595.4	$1,226.5

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Condensed Consolidated Statements of Cash Flows under U.S. GAAP

	Years ended December 31,
	2002	2003	2004
Net loss	$(3,105.7)	$(499.4)	$(420.8)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	463.6	482.4	472.5
Amortization	20.5	20.5	17.4
Loss on impairment of goodwill	2,440.9	—	—
Loss on impairment of long-lived assets	—	—	114.4
Other adjustments to reconcile net loss to funds generated from operations	362.3	48.5	(60.7)

Funds generated from operations	181.6	52.0	122.8
Changes in operating assets and liabilities (net)	60.6	115.1	(69.2)

Net cash provided by operating activities	242.2	167.1	53.6

Cashflow from investing activities:
Purchase of property, plant and equipment	(369.2)	(280.1)	(235.2)
Proceeds from disposal of affiliate	—	—	110.0
Net cash effect of acquisitions	—	(2.3)	—
Other investing activities (net)	1.4	—	—

Net cash used in investing activities	(367.8)	(282.4)	(125.2)

Cashflow from financing activities:
Proceeds from issuance of ordinary shares	—	—	2.9
Capital contribution from France Telecom	158.9	145.3	—
Short-term loan to France Telecom	—	(150.0)	150.0
Proceeds from the settlement of foreign exchange contracts	37.0	—	—
Other financing activities (net)	(4.6)	(6.7)	(1.1)

Net cash provided by / (used in) financing activities	191.3	(11.4)	151.8

Effect of changes in exchange rates on cash and cash equivalents	0.7	4.6	(5.9)

Increase / (decrease) in cash and cash equivalents	66.4	(122.1)	74.3
Cash and cash equivalents at beginning of the year	385.8	452.2	330.1

Cash and cash equivalents at end of the year	$452.2	$330.1	$404.4

There were no significant non-cash investing or financing activities in the years ended December 31, 2002, 2003 or 2004.

Major cash flow items under U.S. GAAP

The following table discloses significant differences in cash flow items from French GAAP to U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 respectively:

	Years ended December 31,
	2002	2003	2004
Funds generated by operations:
French GAAP	$178.7	$207.4	$137.1
U.S. GAAP	$181.6	$52.0	$122.8

Net cash provided by operating activities:
French GAAP	$383.1	$312.4	$53.6
U.S. GAAP	$242.2	$167.1	$53.6

Net cash provided by / (used in) financing activities:
French GAAP	$50.4	$(156.7)	$151.8
U.S. GAAP	$191.3	$(11.4)	$151.8

The major differences noted above in the Consolidated Statements of Cash Flows under U.S. GAAP for the years ended December 31, 2002 and 2003 relate to the classification of amounts received from France Telecom in respect of the reimbursement of restructuring and integration costs, which are included under U.S. GAAP as ‘Capital contributions from France Telecom’, a component of Financing Activities, but are included under French GAAP as a component of operating activities.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Differences in accounting policies between French and U.S. GAAP

A) Basis of Business Combination

The fundamental difference relates to the accounting treatment of the merger between Equant and Global One:

-	Under French GAAP, this business combination was accounted for under the method set out in paragraph 215 of CRC Rule 99-02. Equant is treated as the accounting acquirer and thus the historic financial statements of the registrant prior to the merger are those of Equant.

-	Under U.S. GAAP, this business combination is accounted for as a “reverse acquisition” of Equant by Global One in accordance with EITF 90-13 “Accounting for Simultaneous Common Control Mergers”, since France Telecom, the former sole shareholder of Global One, acquired a majority interest in the merged Company. Global One is treated as the accounting acquirer and thus the historic financial statements of the registrant prior to the merger are those of Global One. The Consolidated Financial Statements reflect the acquisition of Equant under the purchase method of accounting.

-	Under U.S. GAAP, the difference between the cost of acquisition and the fair value of Global One’s interest in the assets and liabilities of Equant is recorded as goodwill and other identifiable intangible assets. The cost of acquisition of the 54.27% of Equant acquired by Global One is set out in the table below:

Consideration and transaction costs:
Contribution of Global One companies with net cash of $300		$5,168.0	(1)
Cash paid for issue of Equant preference shares		1,000.0	(2)
Restructuring and integration reimbursement		270.0	(3)

		$6,438.0
Interest attributable to Equant minority shareholders	45.73%			$2,944.1

Purchase of Equant shares held by SITA				2,837.6	(4)
Value of Contingent Value Rights				1,107.6	(5)
Transaction costs				33.2

Total consideration				$6,922.5

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

The cost of acquisition was allocated as follows:

Fair value of Equant assets and liabilities as at June 29, 2001
Cash and cash equivalents		$81.8
Receivables from customers, net		492.3
Land, buildings, equipment and furniture and fixtures		684.1
Investment in affiliated company		310.6
Other assets		220.0
Accounts payable and accrued liabilities		(383.7)
Bank loans payable		(603.7)
Other liabilities		(277.2)

		524.2	(6)

Identified intangibles assets and liabilities
Customer contracts		93.0
Licenses		1.3
Trademarks		290.0

		384.3	(7)
Deferred tax liability		(134.5	)(8)

		249.8

Total fair value of identified assets and liabilities		774.0
Interest attributable to France Telecom	54.27%			420.0

Goodwill				6,502.5	(9)

				$6,922.5

1.	France Telecom contributed to Equant, through Atlas, 100% of the share capital of Global One Communications World Holding B.V. and Global One Communications Holding B.V., in exchange for 80,617,348 newly issued Equant ordinary shares. France Telecom retained Global One’s carrier voice and the majority of its calling card business lines which were excluded from the transaction. This contribution has been valued on the basis of discounted future cash flows of Global One at $5,168.0, including contributed cash amounting to $300.0.

2.	France Telecom, through Atlas, subscribed for ten million newly issued Equant convertible preference shares for $1,000.0 in cash; each preference share has the same voting rights as one Equant ordinary share and will automatically convert into one new Equant ordinary share on June 29, 2006.

3.	Under the terms of the Contribution Agreement, within a two-year period, France Telecom was to pay Equant 50% of costs related to the cancellation of up to 2,500 employment contracts for the combined Company and certain restructuring and integration costs other than those relating to employees up to a maximum of $210. The Company received $286.2 reimbursement for these costs (see Note 7).

4.	France Telecom acquired 67,950,000 Equant ordinary shares from the SITA Foundation for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share. Based on an average share price for the period of 2 trading days before and after November 19, 2000, the date of the Share Purchase Agreement, or €108.5 per share, the price per Equant share paid to SITA equals €49.3 per share.

5.	France Telecom issued CVRs to the holders of Equant ordinary shares. The fair value of CVRs was estimated at U.S.$8 per CVR as of November 19, 2000, based on an option pricing model. The CVRs entitled the holder to receive a cash payment from France Telecom on June 29, 2004, equal to the excess, if any, of €60 over Equant’s average share price, subject to a maximum of €15 per CVR. France Telecom paid the holders of the CVRs €15 per CVR in cash in July 2004.

6.	Fair value adjustments were recorded on the acquisition of Equant to record unfunded pension liabilities of Equant, and to write off goodwill on the balance sheet of Equant at the date of acquisition. The Company provided a valuation allowance for the acquired deferred tax assets where it was considered more likely than not that such assets would not be recoverable.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

7.	An independent valuation was performed on the intangible assets acquired by Global One within the Equant business. These intangible assets comprised customer contracts, trade names and licenses, and their book values are being amortized on a straight line basis over their estimated useful lives of 4, 20 and 20 years respectively. The value of customer contracts was based on the discounted expected future debt free net income of individual contracts in excess of the returns on requisite assets over the life of the customer base. The value of trade name was based on an estimate of the royalties the Company would have to pay to use the trade names if it did not already own them. The value of licenses was based on the estimated cost to acquire existing licenses.

8.	Deferred taxes have been recognized for acquired temporary differences, using the applicable weighted average statutory tax rates.

9.	The excess of the cost of acquisition over the fair value of net assets acquired represents goodwill. Goodwill was amortized up to December 31, 2001 over its expected economic life of 20 years. See accounting for goodwill under U.S. GAAP in the discussion of “Goodwill” below.

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

SFAS 142 addresses the initial and ongoing financial accounting and reporting for acquired goodwill and intangible assets with indefinite lives. SFAS 142 requires that goodwill and intangible assets with indefinite lives be separately disclosed from other intangible assets in the balance sheet, and no longer be amortized but tested for impairment at least annually (or more frequently if impairment indicators arise) including goodwill included in the carrying value of equity method investments.

The Company adopted SFAS 142 with effect from January 1, 2002. From that date all goodwill is no longer amortized, but is tested using a prescribed two-step process. The first step screens for potential impairment by comparing the carrying value of each reporting unit to its fair value. If the carrying value is determined to be in excess of the fair value, then a second step is performed to quantify the amount of goodwill impairment, if any. The second step is performed by estimating the fair values of the assets and liabilities of the reporting unit, including recognized and unrecognized intangible assets. The Company has only one reporting unit. To the extent that the carrying value of the reporting unit’s goodwill is in excess of the fair value, it is considered to be impaired.

Under U.S. GAAP, goodwill as of December 31, 2003 and 2004 is as follows:

	At December 31,
	2003	2004
Goodwill	$799.1	$799.1
Accumulated amortization	(799.1)	(799.1)

Net book value	$—	$—

At the date of the Global One transaction, goodwill represented that which was recognized in purchase accounting in conjunction with the reverse acquisition of Equant by Global One and historical goodwill included on the books of Global One. Under French GAAP, the Company did not recognize goodwill given that the acquisition of Global One by Equant was accounted for under the method set out in paragraph 215 of CRC Rule 99-02. Thus the excess of the cost of acquisition over the net book value of assets acquired was recognized as a reduction to ‘Additional paid in capital’. There was goodwill on the books of Equant existing prior to the Global One transaction recognized under French GAAP.

Under U.S. GAAP, amounts of $2,423.5, $nil and $nil for the years ended December 31, 2002, 2003 and 2004, respectively, were recognized as impairment charges. The impairment charge in 2002 was recognized as a result of the annual goodwill impairment test and resulted in a remaining book value of $nil.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Under French GAAP, goodwill was amortized on a straight-line basis over a useful life of up to ten years. Goodwill is subject to an impairment review when facts and circumstances indicate that goodwill may not be recoverable, and the need for recording an impairment and measuring such impairment was made with reference to discounted cash flows. Under French GAAP, the decline in valuations in the telecommunications market in the year ended December 31, 2002 resulted in a need to assess the carrying value of goodwill, and exceptional amortization of goodwill of $154.8 was recorded, of which $139.9 related to goodwill resulting from the equity method investment in Radianz. Under U.S. GAAP, such goodwill is classified as part of the investment in Radianz and impairment of the investment is discussed in the Equity in Loss of Affiliate section (Note 12).

In the year ended December 31, 2002, $21.6 of exceptional amortization of goodwill that had been recognized in the year under French GAAP was reversed for U.S. GAAP purposes as the related predecessor goodwill had been written off in the business combination.

C) Intangible Assets

Under U.S. GAAP, intangible assets consist of the following:

	At December 31,
	2003	2004
Trademarks	$116.8	$98.4
Contracts	16.0	$4.8
Licences	0.5	0.4
Intangible pension asset	1.2	1.2

Total intangible assets	134.5	104.8
Accumulated amortization	—	—

Other intangible asets, net	$134.5	$104.8

Intangible assets represent trademarks, customer contracts and licenses acquired as part of the reverse acquisition of Equant by Global One. Under French GAAP, the Company did not recognize intangible assets given that the acquisition of Global One by Equant was accounted for under the method set out in paragraph 215 of CRC Rule 99-02 and thus there were no fair value adjustments. Under U.S. GAAP, the aggregate intangible amortization expense was $20.5, $20.5 and $17.4 for the years ended December 31, 2002, 2003, and 2004, respectively. The Company recorded an impairment in the year ended December 31, 2004 of $12.3 described below in “Impairment of long-lived assets”.

D) Impairment of Long-Lived Assets

Under French GAAP, long-lived assets are reviewed on an annual basis, or upon occurrence of events or changes in circumstances indicating that the asset life may be reduced, and adjusted as necessary. Long-lived assets are reviewed for impairment on a collective basis since there is no lower level of identifiable cash flows that is independent from other assets and liabilities in the Company below the single operating segment level, because long-lived assets are used throughout the geographic regions to generate cash flows jointly due to the nature of the network service revenues, which require traffic to be carried between the various regions. Long-lived assets are written down when, as a result of events or changes in circumstances, their recoverable value appears to be permanently less than their carrying value. Given a combination of a current period operating loss combined with a history of operating losses and a current expectation that, more likely than not, the minority interest of Equant will be sold to France Telecom, the Company performed an impairment test at December 31, 2004.

There was no impairment of long-lived assets in 2004 under French GAAP because the recoverable amount exceeded the carrying value. As disclosed in Note 3, recoverable value is the higher of net selling price and value in use. The Company used the net selling price as the recoverable amount, based on the offer price received from France Telecom on January 22, 2005 to purchase substantially all of the assets and liabilities of the Company for $1.6 billion.

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

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

Given a combination of a current period operating loss combined with a history of operating losses and a current expectation that, more likely than not, the minority interest of Equant will be sold to France Telecom, the Company performed an impairment test at December 31, 2004. There was an impairment of long-lived assets of $114.4 for the year ended December 31, 2004 because the carrying value exceeded the fair value. France Telecom retained independent valuers to produce a valuation report on the fair value of the Company as a single operating unit. The independent valuers utilized three valuation approaches being the market multiple methodology, comparable transaction and a discounted cash flow model and presented in their valuation report a range of fair values from $1,000 to $1,400, based on a weighted average of the results from the three different approaches. The Company concluded that the best estimate of fair value was $1,219 based on management’s evaluation of the report. The impairment charge was allocated to tangible and intangible assets in the amounts of $102.1 and $12.3, respectively.

E) Reimbursement of Restructuring and Integration Costs

Under French GAAP, amounts to be recovered from France Telecom under Annex 4 of the Contribution Agreement (see Note 7) were recorded as a reduction of restructuring and integration costs. Under U.S. GAAP these amounts were accounted for as capital contributions when received and recorded as an increase in ‘Additional paid-in-capital’, contained within ‘Shareholders’ equity’.

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

Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation” (SFAS 123) under the modified prospective method of adoption described in SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”. The Company recognizes share-based compensation expense partially in ‘Costs of products and services’ and partially in ‘Selling, general and administrative expenses’, depending on the position of the employee. The Company had accounted for awards to employees under the Share Option Plan as a liability arrangement until January 1, 2004 because eligible employees had the option of settling the awards either in shares or in cash. These plans are now accounted for as equity-settled because the Company settled a significant option exercise during 2004 with the issuance of shares.

The compensation expense under U.S. GAAP does not include social charges until such time that such charges are payable upon exercise of the awards.

The Company’s portion of share-based compensation recognized by Radianz prior to the disposal of the investment, is included in the share-based compensation adjustments included on the reconciliations of net income and shareholders’ equity.

G) Investments

The Company holds equity securities of iPass, which in July 2003 became publicly traded. Under French GAAP, the investment is held at the lower of recoverable amount or historic cost.

Under U.S. GAAP, the Company’s investment in iPass was accounted for as a cost method investment in accordance with APB 18 “The Equity method of Accounting for Investments” until July 2003, when iPass became publicly traded, and has been classified as an available-for-sale security from that date. Thus, unrealized gains and losses, measured by comparison with the market value at the reporting period end, which are temporary are recorded as a separate component of shareholders’ equity. Unrealized losses that are other than temporary are charged to income and any write-down is considered permanent. At December 31, 2003 and 2004, the fair value of iPass exceeded historic cost by $8.6 and $1.2, respectively, and the unrealized gain has been recorded in ‘Other comprehensive income’. Subsequent to December 31, 2004, the Company sold its investment for proceeds of $5.1.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

H) Earnings per Share

Under French GAAP, the ten million convertible preference shares issued as part of the France Telecom Transactions are included in the calculation of the basic weighted average number of ordinary shares outstanding. However, under U.S. GAAP, basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding only. The preference shares are not included in the calculation of the diluted earnings per share as they were anti-dilutive for years presented.

I) Pensions

The Company changed its French GAAP policy on January 1, 2004 to adopt CRC recommendation 2003- r-01. The Company recorded a cumulative adjustment in equity of $38.0 to recognize the fair value of the assets and pension benefit obligation as at January 1, 2004. The new French GAAP policy requires the following: (a) using actuarial techniques to make a reliable estimate of the amount of benefit that employees have earned in return for their service in the current and prior periods; (b) discounting that benefit using the Projected Unit Credit Method in order to determine the present value of the defined benefit obligation and the current service cost; (c) determining the fair value of any plan assets; (d) determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that should be recognized; (e) where a plan has been introduced or changed, determining the resulting past service cost, and; (f) where a plan has been curtailed or settled, determining the resulting gain or loss.

Under U.S. GAAP, the Company continues to account for pensions in accordance with SFAS 87, “Employers’ Accounting for Pensions”. U.S. GAAP requires a minimum pension liability to be recognized that is at least equal to the unfunded accumulated benefit obligation. The corresponding debit entries are to intangible assets, to the extent of the unrecognized prior service cost, and to ‘Other comprehensive income’. The additional minimum pension liability is not recognized under French GAAP. Under U.S. GAAP, the Company has recognized an additional minimum pension liability of $7.2 and $6.1 at December 31, 2003 and 2004, respectively, of which $6.0 and $4.9 have been recorded within accumulated other comprehensive income as of December 31, 2003 and 2004, respectively. $1.2 has been recorded as intangible assets at December 31, 2003 and 2004, respectively. The pension adjustment also includes the effects of continuing under U.S. GAAP to amortize actuarial gains and losses that arose prior to January 1, 2004 whereas under CRC recommendation 2003- r-01, the full fair value of the assets and the pension benefit obligation at January 1, 2004 were recognized on the balance sheet.

J) Taxes

Under French GAAP and U.S. GAAP, deferred taxation is provided for all temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). Under French GAAP, deferred tax assets are recognized, net of a valuation allowance, to the to the extent that their recovery is considered probable. Under U.S. GAAP, deferred tax assets are recognized, net of a valuation allowance, to the to the extent that it is more likely than not that the benefit will be realized.

Under French GAAP, a valuation allowance of $625.4 and $797.1 was recognized against deferred tax assets of $633.4 and $797.1 as of December 31, 2003 and 2004, respectively, and no deferred tax liabilities have been recognized. Thus, a net deferred tax asset of $8.0 and $nil was recognized under French GAAP at December 31, 2003 and 2004, respectively.

Under U.S. GAAP, the Company recognized a deferred tax liability of $46.7 and $35.7 as of December 31, 2003 and 2004, respectively, for the temporary difference associated with intangible assets recognized in connection with the combination between Equant and Global One. The deferred tax liability recognized under U.S. GAAP was partially offset against deferred tax assets of $15.7 as of December 31, 2003 in the Netherlands which resulted in a reduction of the valuation allowance under U.S. GAAP of $15.7 in the year ended December 31, 2003. In 2004, the decrease in deferred tax assets in the Netherlands from $15.7 to $2.6, resulting from use of the remaining net operating losses in the Netherlands and an increase in the temporary differences arising from the impairment of tangible assets, has been recognized in the income statement. Other temporary differences which differ between French GAAP and U.S. GAAP have been recognized net of a full valuation allowance, resulting in no additional differences between net deferred tax assets under French GAAP and U.S. GAAP. Under U.S. GAAP, the Company recognized a net deferred tax liability of $23.0 and $33.1 as of December 31, 2003 and 2004, respectively.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

K) Classification Differences Between French GAAP and U.S. GAAP

Other Operating Income

Under French GAAP, income that the Company provides to France Telecom related to service agreements in place as a result of the merger between Equant and Global One, such as switched voice and other network service contracts are shown as ‘Other operating income’ and for the years ended December 31, 2002, 2003 and 2004 totaled $196.1, $142.4 and $132.8, respectively. The costs of such services are included within ‘Cost of services and products sold’ under French GAAP. Under U.S. GAAP, these activities are considered peripheral and incidental to the Company’s operations and have been reported as a net gain classified in operating loss.

Goodwill Amortization

In accordance with French GAAP, goodwill amortization including that related to the investment in Radianz, has been classified as a non-operating expense, whereas from January 1, 2002, goodwill was no longer amortized for U.S. GAAP purposes following adoption of SFAS 142.

Indefeasible Rights of Use

The Company purchases capacity (known as Indefeasible Rights of Use or IRUs) on major international routes where it is economic to do so. An IRU is a right to use a specified amount of capacity on specific fiber optic cables and related equipment for a specified time period. IRUs are capitalized as part of long-lived assets if the Company has the right to use the total capacity from the specific underlying assets (specific fibers or wavelengths) and if the IRU lease term is greater than 75% of the estimated economic life of the underlying asset. IRUs are amortized over the shorter of ten years or the contract term. IRUs that do not meet these criteria are accounted for as service contracts. Under French GAAP, capacity purchases qualifying as capital leases are recorded within long-lived assets in the balance sheet, with an annual amortization charge recognized in the income statement. Under U.S. GAAP, capacity purchases qualifying as capital leases are recorded within property, plant and equipment. As of December 31, 2003 and 2004, $139.2 and $115.3, respectively, was recognized as the net book value for capacity purchases qualifying as capital leases.

Discount on Onerous Contract Liability

As discussed in Note 20, the Company recognized a discounted onerous contract liability associated with commitments to provide future services to Radianz. Under French GAAP, unwinding of the discount is classified in ‘Interest expense’. Under U.S. GAAP unwinding of the discount is classified within operating expenses in the years ended December 31, 2003 and 2004, and within ‘Equity in loss of affiliate’ in the year ended December 31, 2002. Unwinding of the discount was $1.6, $2.4 and $2.5 in the years ended December 31, 2002, 2003 and 2004, respectively.

Foreign Exchange Gains / (Losses)

In the years ended December 31, 2002, 2003 and 2004, the Company recognized foreign exchange gains / (losses) of $8.2, $(22.0) and $10.7. Under French GAAP, these amounts were recognized within ‘Financial income / (charges)’ whereas under U.S. GAAP, these amounts were recognized within operating expenses.

Supplemental Disclosure under U.S. GAAP

a) New accounting pronouncements not yet adopted

•	In March 2004, the EITF reached a consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-01 or the Issue). EITF 03-01 is applicable to (a) debt and equity securities within the scope of SFAS 115, (b) debt and equity securities within the scope of SFAS 124 and that are held by an investor that reports a performance indicator, and (c) equity securities not within the scope of SFAS 115 and not accounted for under the APB 18’s equity method (e.g., cost method investments). EITF 03-01 provides a step model to determine whether an investment is impaired and if an impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which the fair value of a cost method investment is not estimated. The disclosures relating to cost method investments should not be aggregated with other types of investments. The effective date for the prospective application of EITF 03-01 impairment model to all current and future investments has been delayed by FASB Issues FASB Staff Position EITF 03-01-1. The recognition and measurement requirements are effective for annual periods for fiscal years ending after June 15, 2004. The adoption of the disclosure requirements as of December 31, 2004 did not have a material impact on the results of operations, financial position or cash flows of the Company. The Company does not anticipate that adoption of application of the impairment model will have a material impact on its results of operations, financial position or cash flows.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

•	At the November 17 – 18, 2004 meeting, the EITF reached a consensus on EITF 03-13, “Applying the Conditions in Paragraph 42 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations”. The purpose of the EITF is to clarify when a disposition should be classified as a discontinued operation caused by the contravening wording of paragraph 42 of SFAS 144. The Task Force reached a consensus that classification of a disposed component as a discontinued operation is appropriate only if the ongoing entity:

Step 1: Has no continuing direct cash flows (a term EITF 03-13 introduces to interpret paragraph 42(a)), and

Step 2: Does not retain an interest, contract, or other arrangement sufficient to enable it to exert significant influence over the disposed component’s operating and financial policies after the disposal transaction (an interpretation of paragraph 42(b)).

EITF 03-13 should be applied to components that are disposed of or classified as held for sale in periods beginning after December 15, 2004. Previously reported operating results within an enterprise’s fiscal year that includes the ratification date may be reclassified to reflect the consensus. The Company does not anticipate that the adoption of EITF 03-13 will have a material impact on its results of operations, financial position or cash flows.

•	On November 24, 2004, the FASB issued SFAS 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. The amendments made by SFAS 151 clarify that “abnormal” amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS 151 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. The FASB and the IASB noted that ARB 43, Chapter 4 and IAS 2, Inventories, are both based on the principle that the primary basis of accounting for inventory is cost. Both of those accounting standards also require that “abnormal” amounts of idle freight, handling costs, and wasted materials be recognized as period costs; however, the Boards noted that differences in the wording of the two standards could have led to the inconsistent application of those similar requirements. The FASB concluded that clarifying the existing requirements in ARB 43 by adopting language similar to that used in IAS 2 is consistent with its goals of improving financial reporting in the United States and promoting convergence of accounting standards internationally. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company does not anticipate that the adoption of SFAS 151 will have a material impact on its results of operations, financial position or cash flows.

•	In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. For public entities that do not file as small business issuers, standard is effective for the first annual reporting period that begins after June 15, 2005. The Company currently records compensation expense from stock options granted in accordance with SFAS 123 and does not anticipate that the adoption of SFAS 123R will have a material impact on its results of operations, financial position or cash flows.

•	In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29”, which amends APB 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently evaluating the impact of SFAS 153 on its results of operations, financial position and cash flows.

•	The Company is required to adopt International Financial Reporting Standards (IFRS) for the year ended December 31, 2004. However as discussed in Note 28, if the France Telecom purchase of the assets and liabilities of the Company is completed as anticipated, the Company will be de-listed before it will be required to prepare and file financial statements under IFRS.

Equant N.V.
Notes to the Consolidated Financial Statements
(U.S. dollars in millions, unless otherwise stated)

b) Valuation Allowances

Set out below is an analysis of the movement in bad debt provisions and deferred tax allowances under French GAAP, over the three years ended December 31, 2004.

	Bad debt	Deferred tax
	provision	allowance
Balance at January 1, 2002	$112.6	$434.2
Utilized	(39.7)	—
Charged to costs and expenses	28.1	120.3

Balance at December 31, 2002	101.0	554.5

Utilized	(29.5)	(47.5)
Charged to costs and expenses	0.1	118.4

Balance at December 31, 2003	$71.6	$625.4

Utilized	(2.9)	(48.2)
(Released)/charged to costs and expenses	(22.2)	219.9

Balance at December 31, 2004	$46.5	$797.1

c) Property, Plant and Equipment

Property, plant and equipment stated at cost less accumulated depreciation consist of the following:

	At December 31,
	2003	2004
Gross cost
Owned land and buildings	$2.2	$0.7
Leasehold improvements	243.4	72.6
Network assets	2,143.4	354.5
Computer equipment	334.8	26.3
Office equipment, furniture and motor vehicles	107.3	9.7
Assets in course of construction	58.1	33.5
Software applications	372.5	256.4

	3,261.7	753.7
IRUs	208.0	115.3

	$3,469.7	$869.0

Accumulated depreciation	$(2,299.7)	$—

Net book value	$1,170.0	$869.0